Form 20-F
LINE Corp
filed 2017-03-31
CIK 1611820

As filed with the Securities and Exchange Commission on March 31, 2017

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 20‑F
(Mark One)
☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016
OR
☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
☐
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _______________________
For the transition period from _________ to _________

Commission file number 001-37821
LINE Kabushiki Kaisha
(Exact name of Registrant as specified in its charter)
LINE Corporation	Japan
(Translation of Registrant's name into English)	(Jurisdiction of incorporation or organization)

JR Shinjuku Miraina Tower, 23rd Floor
4-1-6 Shinjuku
Shinjuku-ku, Tokyo, 160-0022, Japan
(Address of principal executive offices)
Satoshi Yano
Telephone:  +81‑3-4316-2050; E‑mail: ir@linecorp.com; Facsimile:  +81‑3-4316-2131
(Name, telephone, e‑mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act.
Title of Each Class	Name of Each Exchange on Which Registered

American Depositary Shares, each representing	New York Stock Exchange, Inc.
one share of common stock

Common Stock *	New York Stock Exchange, Inc. *

Securities registered or to be registered pursuant to Section 12(g) of the Act.
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.
None
As of December 31, 2016, there were 217,775,500 shares of common stock outstanding
Indicate by check mark if the registrant is a well‑known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes☐    No ☒
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.  Yes☐   No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes☒   No ☐
Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S‑T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes ☐    No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non‑accelerated filer.  See definition of "accelerated filer and large accelerated filer" in Rule 12b‑2 of the Exchange Act.  (Check one):
Large accelerated filer ☐     Accelerated filer ☐    Non‑accelerated filer ☒
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.
U.S. GAAP ☐     IFRS ☒   Other ☐
If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.  Item 17 ☐    Item 18 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b‑2 of the Exchange Act).  Yes ☐   No ☒
_________________
*Not for trading, but only in connection with the registration of the American Depositary Shares.

i

CONVENTIONS USED IN THIS ANNUAL REPORT
Except where the context otherwise requires or unless otherwise specified, and for purposes of this annual report on Form 20-F only:
•
"daily active users" or "DAUs" refers to the number of user accounts that (i) accessed the LINE messaging application or any LINE Game through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during a given day;

•	"paid impression" refers to the display of an advertisement to a user while accessing our products and services for which we generate revenues;
•	"Japanese yen," "yen" or "¥" refers to the legal currency of Japan;
•	"Korea" refers to the Republic of Korea;
•	"Korean won," "Won" or "￦" refers to the legal currency of Korea;
•
"LINE," "we," "us," "our company," "the Company" or "our" refers to LINE Corporation and its consolidated subsidiaries taken as a whole, as well as the messaging application and other products of LINE Corporation;

•
"messages" refers to text messages, voice messages, Stickers and photo, video, voice and text files sent and received, as well as free voice and video calls made and received, in each case using the LINE messaging application from either mobile devices or personal computers or using any LINE Game or any other LINE application from mobile devices;

•
"monthly active users" or "MAUs" in a given month refers to the number of user accounts that (i) accessed the LINE messaging application or any LINE Game through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during that month;

•
"monthly paying users" or "MPUs" in a given month refers to the number of user accounts that made (i) a payment for Stickers, Themes or LINE Out on the LINE messaging application through mobile devices or personal computers or (ii) a payment relating to any LINE Game through mobile devices, in each case at least once during that month;

•	"platform partners" refers to application developers and other providers of content offered on the LINE platform;
•	"stickers" refers to larger, cartoon-like emoticons that depict emotions and actions of characters, which are exchanged as part of chat messages on mobile messaging applications; and
•	"U.S. dollar," "US$" or "$" refers to the legal currency of the United States.
Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS
This annual report contains forward-looking statements with respect to our current plans, estimates, strategies and beliefs. Forward-looking statements include, but are not limited to, those statements using words such as "anticipate," "believe," "continues," "expect," "estimate," "intend," "project," "aim," "plan," "likely to," "target," "contemplate," "predict," "potential" and similar expressions and future or conditional verbs such as "will," "would," "should," "could," "might," "can," "may," or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to us, speak only as of the date hereof and are based on our current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond our control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this annual report. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements. Risks and uncertainties that might affect us include, but are not limited to:
•	our ability to attract and retain users and increase the level of engagement of our users;
•	our ability to improve user monetization;
•	our ability to successfully enter new markets and manage our business expansion;
•	our ability to compete in the global social network services market;
•	our ability to develop or acquire new products and services, improve our existing products and services and increase the value of our products and services in a timely and cost-effective manner;
•	our ability to maintain good relationships with platform partners and attract new platform partners;
•	our ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;
•	our expectations regarding our user growth rate and the usage of our mobile applications;
•	our ability to increase revenues and our revenue growth rate;
•	our ability to timely and effectively scale and adapt our existing technology and network infrastructure;
•	our ability to successfully acquire and integrate companies and assets;
•	our future business development, results of operations and financial condition;
•	the regulatory environment in which we operate;
•	fluctuations in currency exchange rates and changes in the proportion of our revenues and expenses denominated in foreign currencies; and
•	changes in business or macroeconomic conditions.
You are urged to read the sections "Item 3.D. Risk Factors", "Item 4. Information on the Company" and "Item 5. Operating and Financial Review and Prospects" of this annual report for a more complete discussion of the factors that could affect our performance and the industry in which we operate.

LIMITATIONS OF USER METRICS
We review a number of metrics, including MAUs, DAUs and MPUs, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our MAUs, DAUs and MPUs are calculated using our internal data. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring usage of our products and services across large online and mobile populations around the world. For example, each LINE account is linked to a mobile phone number, and there may be multiple LINE accounts held by the same person if the person carries multiple smartphones and has chosen to download the LINE messaging application on each smartphone. In addition, our data regarding user geographic location for purposes of reporting the geographic location of our MAUs, DAUs, and MPUs is based on the mobile phone number associated with the account when a user initially registered the account on LINE. The phone number may not always accurately reflect a user's actual location at the time of user engagement on our platform. See "Item 3.D. Risk Factors — Certain of our user metrics are subject to inherent uncertainties in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business."
We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly-titled metrics of our competitors due to differences in methodology.

v

PART I
Item 1.        Identity of Directors, Senior Managers and Advisers
Not applicable
Item 2.        Offer Statistics and Expected Timetable
Not applicable
Item 3.        Key Information
Item 3.A.    Selected Financial Data
The consolidated statement of financial position data as of December 31, 2015 and 2016 and the consolidated statement of profit or loss data for the years ended December 31, 2014, 2015 and 2016 have been derived from our audited consolidated financial statements and related notes included in this annual report. The consolidated statement of financial position data as of December 31, 2012 and 2013 and the consolidated statement of profit or loss data for the years ended December 31, 2012 and 2013 have been derived from our audited consolidated financial statements and related notes not included in this annual report. These audited consolidated financial statements and the related notes have been prepared in accordance with IFRS as issued by the IASB.
The information set forth below is not necessarily indicative of the results of future operations.

Consolidated Statement of Profit or Loss Data

	For the year ended December 31,
	2012	2013	2014	2015	2016
	(in millions of yen, except share and per share data)
Revenues and other operating income:
Revenues	¥6,414	¥39,586	¥86,366	¥120,406	¥140,704
Other operating income	94	69	296	474	5,892
Total revenues and other operating income	6,508	39,655	86,662	120,880	146,596

Operating expenses:
Payment processing and licensing expenses	(1,878)	(9,606)	(20,598)	(28,742)	(29,781)
Employee compensation expenses	(3,929)	(8,490)	(18,289)	(35,572)	(39,445)
Marketing expenses	(599)	(17,202)	(18,069)	(16,596)	(11,833)
Infrastructure and communication expenses	(383)	(2,537)	(4,492)	(7,712)	(7,770)
Authentication and other service expenses	(1,058)	(4,914)	(7,874)	(12,133)	(14,394)
Depreciation and amortization expenses	(805)	(1,330)	(2,370)	(3,733)	(5,100)
Other operating expenses	(1,282)	(3,313)	(8,555)	(14,432)	(18,376)
Total operating expenses	(9,934)	(47,392)	(80,247)	(118,920)	(126,699)
Profit (loss) from operating activities	(3,426)	(7,737)	6,415	1,960	19,897
Finance income	70	67	86	71	87
Finance costs	(73)	(39)	(137)	(106)	(65)
Share of loss of associates	—	(243)	(167)	(205)	(833)
Gain (loss) on foreign currency transactions, net	234	(373)	66	(520)	(43)
Other non-operating income	—	7	—	157	9
Other non-operating expenses	(37)	—	—	(1,887)	(1,062)
Profit (loss) before tax from continuing operations	(3,232)	(8,318)	6,263	(530)	17,990
Income tax benefits (expenses)	(14)	648	(7,151)	146	(8,904)
Profit (loss) for the period from continuing operations	(3,246)	(7,670)	(888)	(384)	9,086
Profit (loss) from discontinued operations, net of tax	2,832	1,279	2,892	(7,588)	(1,982)
Profit (loss) for the period	¥(414)	¥(6,391)	¥2,004	¥(7,972)	¥7,104

Attributable to:
The shareholder of the Company	(214)	(764)	4,207	(7,582)	6,763
Non-controlling interests(1)	(200)	(5,627)	(2,203)	(390)	341

Earnings per share:
Basic profit (loss) for the period attributable to the shareholder of the Company	¥(1.36)	¥(4.36)	¥24.05	¥(43.33)	¥34.84
Diluted profit (loss) for the period attributable to the shareholder of the Company	(1.36)	(4.36)	22.14	(39.12)	31.48
Earnings per share from continuing operations
Basic profit (loss) from continuing operations attributable to the shareholder of the Company	(19.33)	(11.67)	7.52	0.04	45.05
Diluted profit (loss) from continuing operations attributable to the shareholder of the Company	(19.33)	(11.67)	6.92	0.03	40.70
Earnings per share from discontinued operations
Basic profit from discontinued operations attributable to the shareholder of the Company	17.97	7.31	16.53	(43.37)	(10.21)
Diluted profit from discontinued operations attributable to the shareholder of the Company	17.97	7.31	15.22	(39.15)	(9.22)

Basic weighted average shares outstanding	157,565,943	174,992,000	174,992,000	174,992,000	194,083,995

Diluted weighted average shares outstanding	157,565,943	174,992,000	190,024,846	193,797,566	214,874,008
____________
(1)	For each of the years ended December 31, 2013 and 2014, the non-controlling interests were mainly held by NAVER Corporation, our shareholder.

Consolidated Statement of Financial Position Data

	As of December 31,
	2012	2013	2014	2015	2016
	(in millions of yen)
Cash and cash equivalents	¥7,153	¥13,362	¥20,254	¥33,652	¥134,698
Trade and other receivables	7,961	11,625	24,223	27,248	28,167
Property and equipment	7,504	8,102	9,656	10,501	9,029
Total assets	33,085	46,522	85,664	122,159	256,089
Total liabilities	13,148	34,206	73,153	104,626	95,066
Total shareholder's equity	19,937	12,316	12,511	17,533	161,023
Equity attributable to the shareholder of the Company	19,855	10,727	12,496	17,743	160,834
Equity attributable to non- controlling interests	82	1,589	15	(210)	189

The table below sets forth, for the periods and dates indicated, the noon buying rate in New York City for cable transfers in yen as certified for customs purposes by the Federal Reserve Bank of New York, expressed in yen per US$1.00. We do not intend to imply that the yen or U.S. dollar amounts referred to herein could have been or could be converted into U.S. dollars or yen, as the case may be, at any particular rate, or at all.

	Noon Buying Rate
Period	Average (1)	Period End	High	Low
	(¥ per US$1.00)
2012	80.10	86.64	86.64	76.11
2013	98.00	105.25	105.25	86.92
2014	106.63	119.85	121.38	101.11
2015	121.02	120.27	125.58	116.78
2016	109.16	116.78	121.06	100.07
September	101.78	101.21	104.18	100.34
October	103.91	105.07	105.40	101.54
November	108.44	114.34	114.34	103.02
December	116.00	116.78	118.32	113.50
2017 (through March 24)	113.75	111.03	117.68	111.03
January	114.87	112.72	117.68	112.72
February	112.91	112.06	114.34	111.74
March (through March 24)	113.46	111.03	115.02	111.03
____________

(1) Calculated by averaging the exchange rates on the last business day of each month during the respective periods.

Item 3.B.     Capitalization and Indebtedness
Not applicable
Item 3.C.     Reasons for the Offer and Use of Proceeds
Not applicable

Item 3.D.     Risk Factors
If we fail to retain existing users or add new users, or if our users decrease their level of engagement with LINE, our revenue, financial results and business may be significantly harmed.
The size of our user base and our users' level of engagement are critical to our success. From our inception, we experienced our largest user growth in Japan, Taiwan, Thailand and Indonesia. While we achieved significant user growth in other parts of the world in 2013 and 2014, beginning in early 2015, we have refocused our marketing efforts on key countries in line with our increased emphasis on monetization in markets where we have achieved leading market positions. While this effort has led to a continued increase in our monthly active users ("MAUs") in the four key countries of Japan, Taiwan, Thailand and Indonesia as well as overall MAUs, it has at the same time contributed to a significant decrease in total MAUs outside of the four key countries, and there may be further decreases in the future. Our financial performance has been and will continue to be significantly determined by our success in adding, retaining and engaging active users. The growth rate of our active users has declined over time as the size of our active user base has increased and as we achieved higher penetration rates in our key markets. Our business performance will also become increasingly dependent on our ability to increase levels of user engagement in current and new markets. If people do not perceive our products and services to be useful, reliable or trustworthy, we may not be able to attract or retain users or otherwise maintain or increase the frequency, duration or level of their engagement. A number of other providers of mobile messaging applications and online companies that achieved early popularity have seen the sizes of their user bases or levels of engagement subsequently decline, in some cases precipitously.
Any number of factors could negatively affect user retention, growth or engagement, including if:
•
we are unable to continue to offer products and services that users find engaging, that work with a variety of mobile operating systems and networks, and that achieve a high level of market acceptance, particularly in markets that we are targeting for expansion;

•	users increasingly engage with competing products or services, particularly communication tools and mobile games;
•
we are unable to provide a compelling and intuitive user experience and environment, particularly relating to the quality, volume, design and layout of the content and advertisements delivered on the LINE platform;

•	we fail to provide adequate customer service to users or advertisers or maintain relationships with key platform partners such as mobile game developers;
•	there are increased user concerns related to privacy and information sharing, safety or security;

•	there are adverse changes in our products or services that are mandated by legislation, regulatory authorities or legal proceedings;
•	technical or other problems prevent us from delivering our products and services in a rapid and reliable manner or otherwise negatively affect the user experience; or
•	we fail to maintain our brand image or our reputation is damaged.

There is no guarantee that we will not experience erosion of our active user base or decline in engagement levels. A decrease in user retention, growth or engagement could reduce our direct sales to users and render LINE less attractive to our platform partners and advertisers, thereby reducing our revenues from them, which may have a material and adverse impact on our business, financial condition and results of operations.
We may not be successful in our efforts to monetize our products and services.
Our ability to monetize our user base and user engagement is critical to our business and financial performance. We currently generate a substantial portion of our revenues from our advertising products and services, including Official Accounts, Sponsored Stickers, LINE Point Ads, Timeline Ads and LINE NEWS Ads, as well as LINE Games and Stickers. A substantial majority of these revenues come from our operations in Japan. We plan to continue to invest in product development and explore additional monetization opportunities in our largest markets such as Japan, Taiwan, Thailand and Indonesia and in other markets, but there is no guarantee that these efforts will be successful. Furthermore, there is no assurance that new products and services we introduce, such as our services related to daily life, will generate the level of revenues we anticipate. In addition, our monetization efforts could have a negative effect on user engagement if such efforts discourage users from using our existing products and services. If our monetization efforts are not as successful as we anticipate, we may not be able to maintain or grow our revenue and our financial condition and results of operations could be adversely affected.
Users and advertisers in certain markets are not as familiar with new forms of digital advertising, such as our Official Accounts, Sponsored Stickers and LINE Point Ads. In newer markets, we are investing to convince users and advertisers of the benefits of our products and services. However, we expect that monetizing efforts in many of these new markets may require a significant investment of time and resources, which may not result in sufficient, or any, returns to recover such investment.
Our business operates in an industry that is highly competitive, and competition presents an ongoing threat to the success of our business.
We compete against various companies to attract and engage users, some of which have greater financial resources and substantially larger user bases. We face direct competition from mobile messaging service providers such as Facebook's WhatsApp and Messenger, Tencent's WeChat, Snapchat, Telegram Messenger and BlackBerry Messenger, as well as mobile messaging services for specific operating platforms such as Apple's iMessage. We also face significant competition in almost every aspect of our business, including from companies such as Facebook, Google, Snap, Twitter and Yahoo Japan, which offer a variety of social network services and products as well as online advertising services. We also face competition from game companies, mobile telecommunications companies, e-commerce companies, music streaming companies and other internet-related companies that offer products and services that may compete with specific features of the LINE messaging service or other applications that we offer. We also compete with traditional and online media businesses for a share of advertisers' budgets and in the development of the tools and systems for managing and optimizing advertising campaigns. As we introduce new products and our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition.
 Scale benefits and other advantages may allow our competitors to respond more effectively than us to a rapidly evolving environment in the mobile internet industry, including industry consolidation that may result in increased competition. Our competitors may develop products, features or services that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. In addition, platform partners may use information shared by our users through the LINE platform in order to develop products or features that compete with us. Certain competitors, including Facebook and Google, could use strong positions in one or more markets to gain competitive advantages against us in areas where we operate including: by integrating competing messaging applications or features into products they control such as social networking platforms, search engines, web browsers or mobile device operating systems; by making strategic acquisitions; or by making access to LINE more difficult. As a result, our competitors may acquire and engage users at the expense of our user base or our users' engagement with our products and services, which may negatively affect our business, financial condition and results of operations.

We may not be successful if we are not able to develop new products and services in a timely and cost-effective manner that address rapidly evolving user preferences, and any new products and services we develop may expose us to new risks.
We compete in a highly competitive industry characterized by rapidly changing products and services, evolving industry standards and continual improvements in performance characteristics and product features. Rapidly evolving user preferences may lead to certain products and services becoming less competitive, or even obsolete. Accordingly, our success depends greatly on our ability to anticipate and respond to emerging user preferences and demands by ensuring continuing and timely development of new, as well as enhancements to existing, products and services. In order to respond to such preferences and demands, we may develop and introduce new products and services, including in areas where we have little or no prior development or operating experience. For example, we offer services related to daily life such as LINE Part-time Job, our mobile service connecting users seeking part-time employment with companies that need part-time employees, that are designed to satisfy our users' daily needs.
We have previously developed and introduced new products and services that have failed to perform as anticipated, and we may do so in the future. For example, in 2013, we launched LINE Mall, an online marketplace, in Japan as a strategic initiative to broaden the spectrum of products and services offered on our platform. LINE Mall allowed our users to shop for goods and services from registered sellers, and we purchased a limited amount of inventory of goods through sourcing agents, engaged third-party delivery services and sold such goods directly to our users. However, we failed to develop a niche market for LINE Mall in the highly competitive mobile e-commerce market, and we closed LINE Mall on May 31, 2016.
Some of our strategic initiatives may not directly or immediately generate revenue, but we expect they will enhance our attractiveness to users, platform partners and advertisers as well as contribute to increasing our active user base. Our new products and services may bring us into contact, directly or indirectly, with entities that are not within our traditional customer base or result in competing with entities that are our existing business partners. Such business activities expose us to new risks, including additional regulatory scrutiny as well as credit-related and other operational risks. For example, we commenced operations as a Mobile Virtual Network Operator ("MVNO") in September 2016 to provide stable and affordably priced plans in Japan. We commenced sales of our SIM cards on Amazon Japan in November 2016 and in select electronics retail stores in Japan in March 2017. However, we cannot be certain that our MVNO service will be profitable or competitive in the long term. As we will utilize the wireless communication networks of a third-party mobile phone operator, the success of our MVNO service will also largely depend on their wireless facilities, wireless network technologies and government authorizations. There can be no assurance that we will succeed in developing products and services that eventually become widely accepted, or that we will be able to timely release products and services that are commercially viable. Our inability to do so would have an adverse impact on our business, financial condition and results of operations.

Japan is our largest market in terms of revenue, and our current business and future growth could be materially and adversely affected if we experience a decline in users or user engagement in Japan.
We are incorporated in Japan, and Japan is our largest market in terms of revenue. We also have the broadest product and service offerings in Japan, and we generated 75.8%, 70.4% and 71.7% of our revenues in Japan in 2014, 2015 and 2016, respectively. We expect to continue to derive a substantial portion of our revenues from Japan in the near future. In general, a higher proportion of LINE users in Japan are paying users than LINE users in other countries, and our continuing growth will be dependent, at least in part, on maintaining or increasing revenues from users in Japan. In recent quarters, our active user growth rate in Japan has slowed, and our business performance in Japan will become increasingly dependent on our ability to increase the level of user engagement and our ability to further monetize users' engagement with LINE. Our current business and future growth could be materially and adversely affected if we experience a decline in users or user engagement in Japan.
Due to the importance of the Japanese market to our business, we are also subject to macroeconomic risks specific to Japan. See "— A downturn in macroeconomic conditions may result in reduced demand for our products and services."

We generate a substantial portion of our revenues from our advertising products. The loss of our advertisers, reduction in spending by our advertisers or failure to achieve market acceptance of new advertising products and services could negatively affect our business.
We generate a substantial portion of our revenues from third parties advertising on LINE through their Official Accounts, Sponsored Stickers, LINE Point Ads, Timeline Ads, as well as from advertising on our livedoor and NAVER Matome ("Matome") portals. In the second half of 2016, we also generated an increasing portion of our advertising revenues from our LINE NEWS Ads. As is common in the industry, our advertisers typically do not have long-term advertising commitments with us. Many of our advertisers spend only a relatively small portion of their overall advertising budget with us. In addition, some of our advertisers may view our products, such as Official Accounts, as experimental or unproven. Advertisers may not continue to do business with us, or they may reduce the prices or spending they are willing to pay to advertise with us, if we do not deliver advertisements and other commercial content in an effective manner, or if they do not believe that their investment in our advertising products and services will generate a competitive return relative to alternative methods of advertising.
In addition, our ability to increase our revenue will depend in large part on our ability to create successful new advertising products as well as products and services on our platform that further enhance the media value for our advertising business. We may introduce new and unproven advertising products and services, using advertising technology with which we have little or no prior development or operating experience. If new advertising products and services fail to engage advertisers, we may fail to generate sufficient revenue to justify investment and our business may be adversely affected.
Our advertising revenue could also be adversely affected by a number of other factors, including:
•	decreases in the number of active users and their engagement;
•	our inability to improve our analytics and measurement solutions that demonstrate the value of advertising on LINE or our portals;
•	our inability to create new products or services that sustain or increase the value of advertising on LINE or our portals;
•	product changes we may make that reduce the frequency or relative prominence of advertisements and other commercial content delivered through the LINE platform or our portals;
•	our inability to increase the relevance of targeted ads shown to users;
•	our inability to increase advertisers' demand and inventory;
•	loss of advertising market share to our competitors;
•	adverse legal developments relating to advertising;
•	adverse changes in the way online advertising on personal computers or mobile devices is priced;
•	the degree to which users opt out of certain types of targeted ads;
•	the impact of new technologies that could block or obscure the display of some types of advertisements and other commercial content; and
•	the impact of macroeconomic conditions and conditions in the advertising industry in general.

The occurrence of any of these or other factors could result in a reduction in demand for advertisements, which may reduce the prices we receive for our advertisements or cause advertisers to stop advertising with us altogether, either of which would negatively affect our business, financial condition and results of operations.
We generate a substantial portion of our revenues from a small number of our mobile games and rely on third-party game developers. We must continue to offer games that attract and retain a significant number of users, or otherwise our business, financial condition and results of operations could be negatively affected.
We offer various games on our LINE platform and they accounted for a significant portion of our revenues in 2014, 2015 and 2016. We rely primarily on third-party game developers for the games offered on the LINE platform. As of December 31, 2016, we offered 47 games, of which 42 games were developed by third-party game developers and five games were developed by us. Accordingly, we believe that maintaining successful partnerships with, and the ability to attract and select from, third-party game developers are critical to our success. Existing and prospective mobile game developers may not be successful in developing games that create and maintain user engagement. Additionally, although our general policy is to enter into new contractual arrangements with third-party game developers to become the exclusive distributor of their games in a particular market, to the extent such arrangements are not yet in place, developers may choose to provide their content on other platforms, including mobile platforms controlled by our competitors, rather than offering them on the LINE platform. Our failure to maintain good relationships with third-party game developers or attract new developers could adversely affect our business, financial condition and results of operations.
Historically, we have depended on a small number of games for a majority of our mobile game revenues, and we expect that this dependence will continue for the foreseeable future. Our growth depends on our ability to consistently launch new games, whether developed internally or by third-party game developers, that achieve significant popularity, as well as to upgrade popular games with new features that our users find attractive. It is difficult to anticipate user preferences or demand, particularly as we procure new games in new genres or new markets, and constant enhancement requires the investment of significant resources. For example, in recent quarters MAUs and monthly paying users ("MPUs") of LINE games have decreased, and there is no guarantee that these metrics will improve over time. The success and performance of new and existing games is volatile and difficult to predict. If we fail to offer attractive in-game items, make unpopular changes to existing in-game items or offer games that do not encourage purchases of in-game items or upgrades of game versions, or if we fail to successfully launch new games that attract and retain a significant number of users or if upgrades and launches of new titles are delayed, revenues from our games will decrease and our business, financial condition and results of operations could be materially harmed.
We generate a substantial portion of our revenues from our sale of Stickers, which is an evolving market, and if the popularity of Stickers declines from its current level in Japan or is not widely replicated in other markets, our business and future growth could be negatively affected.

We generate a substantial portion of our revenues from the sale of Stickers featuring characters developed by us as well as licensed from third parties, including our users who design and offer Stickers on Creators Market. The sale of Stickers is an evolving market, and the growth of the market for Stickers and the level of demand for, and market acceptance of, our Stickers are subject to a high degree of uncertainty. In particular, a substantial majority of revenues from the sale of our Stickers has been derived from sales in Japan, and there can be no assurance that such products will achieve a similar level of market acceptance elsewhere. Over time, users in Japan may also lose interest in purchasing new Stickers. Accordingly, revenue growth from our sale of Stickers depends to a large extent on our ability to consistently launch new and different types of Stickers that achieve significant popularity and effectively respond to changes in consumer demographics and public tastes and preferences. We also depend on third-party character developers and licensors for content that accounts for a substantial portion of our Sticker sales, and we expect that this dependence will continue for the foreseeable future. A decline in the popularity of our Stickers would negatively affect our business, financial condition and results of operations.
We plan to continue expanding our global operations into markets in which we have limited operating experience and, as a result, may become subject to increased business and economic risks, which could adversely affect our business, financial condition and results of operations.
We believe LINE is the leading mobile messaging application in Japan, Taiwan and Thailand in terms of number of users, and we have obtained substantial numbers of users in other parts of the world, including Indonesia, Iran, Saudi Arabia, the United States, Korea, Vietnam, Malaysia, Egypt, Hong Kong and India. We expect to continue to expand our global operations into new countries and to provide our offerings in additional languages. However, expansion of our operations abroad may be difficult due to the presence of established competitors in such markets. In addition, managing our business and expanding our operations globally require considerable management attention and resources and are subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems and commercial markets. Global expansion has required and will continue to require us to invest significant funds and other resources, and there can be no assurance that we will successfully achieve our growth objectives.
Operating globally subjects us to new risks and may increase risks that we currently face, including risks associated with:
•
providing an engaging user experience while operating in different languages and cultures, and localizing our products, services, content and features to ensure that they are culturally attuned to the markets where they are offered;

•	increased competition from mobile applications and internet services that have strong positions in particular markets and may continue to expand their geographic footprint;
•
different and potentially lower levels of user growth, user engagement and demand for online advertising in new and emerging geographies, resulting in greater difficulty in monetizing our products and services;

•	recruiting and retaining talented and capable employees in foreign countries and maintaining our company culture across all of our offices;
•	different levels of telecommunications infrastructure in developing countries that may create challenges in offering our products and services;
•	payment processing systems;
•
compliance with applicable foreign laws and regulations, including laws and regulations with respect to economic sanctions and export controls, anti-corruption, anti-bribery and anti-kickback, privacy and consumer protection that may conflict with local customs and practices in some jurisdictions in which we operate and sell our products, and the risk of penalties if our practices are deemed not to be in compliance;

•	political, social and economic instability in some countries;
•	double taxation of our global earnings and potentially adverse tax consequences due to changes in the tax laws of Japan or other jurisdictions in which we operate; and
•	higher costs of conducting business globally, including increased accounting, travel, infrastructure and legal compliance costs.

If we are unable to manage the complexity of our global operations successfully, our business, financial condition and results of operations could be adversely affected.
If we are not able to maintain and enhance our LINE brand, or if events occur that damage our reputation and brand, our relationships with our users, platform partners and advertisers may be harmed, which may negatively affect our business, financial condition and results of operations.
Since its introduction in June 2011, LINE has rapidly grown into a global platform for mobile messaging services and content distribution used in approximately 230 countries, and we believe that the LINE brand has significantly contributed to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our user base, platform partners and advertisers. Many of our new users are referred by existing users, and therefore we strive to ensure that our users are satisfied with our products and services and otherwise remain favorably inclined toward LINE. Maintaining and enhancing our brand will depend largely on our ability to continue to provide simple, user-friendly, reliable and innovative products and services, which we may not do successfully. We may introduce new products or terms of service that users do not like, which may negatively affect our brand. It may also negatively affect our brand if users do not have a positive experience using our platform partners' applications offered on LINE as well as websites linked with LINE. We have in the past experienced, and we may continue to experience, media, legislative or regulatory scrutiny of our decisions regarding user privacy or other issues, including our measures to protect minors, which may adversely affect our reputation and brand. We may also fail to provide adequate customer service, which could erode confidence in our brand. Our brand may also be negatively affected by attacks from our competitors, by negative publicity about the actions of users that are deemed to be hostile, illegal or inappropriate to other users, by third-party content providers acting inappropriately with respect to the LINE platform, by users acting under false identities, by any regulatory developments designed to address such risks, or due to legal proceedings. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain the LINE brand or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be adversely affected.
We rely primarily on Apple App Store and Google Play as the channels for downloads of LINE and applications offered on the LINE platform as well as processing of payments, and any deterioration in our relationship with either of them may negatively impact our business.
We rely primarily on Apple App Store and Google Play as the channels for downloads of LINE and applications offered on the LINE platform as well as the processing of payments for our products and services. We expect that we will continue to rely on Apple App Store and Google Play for downloads of our applications as well as most of the payment processing for our products and services. Accordingly, we believe that maintaining successful partnerships with Apple and Google is critical to our success.

The operating policies of Apple or Google have an impact on the accessibility of our products and services. From time to time, we have had to adjust our monthly settlements with our payment processing service providers due to discrepancies in the recognition of user payments. If such discrepancies continue to occur frequently, it may have a material adverse impact on our results of operations and negatively affect our reputation. In addition, our pricing strategy is impacted by changes in the payment processing fees charged by Apple or Google. Our inability to pass along increases in the payment processing fees charged by Apple or Google to our users on a timely basis or a decrease in paying user engagement due to a price increase may negatively impact our net revenue or profit margin. If we fail to maintain good relationships with Apple or Google, it may adversely impact our ability to continue to offer our products and services or effect payment processing, which in turn could have a material adverse impact on our business.
We have incurred significant operating losses in the past, and our ability to maintain profitability in the future is uncertain.
We have incurred significant operating losses in the past. We recorded profit for the year of ¥2,004 million in 2014 but recorded loss for the year of ¥7,972 million in 2015. In 2016, we recorded profit for the year of ¥7,104 million. Although our revenues have grown rapidly, increasing from ¥86,366 million in 2014 to ¥120,406 million in 2015 and ¥140,704 million in 2016, our revenue growth rate has slowed recently and may do so in the future due to a variety of factors. We believe that our future revenue growth will depend on, among other factors, our ability to attract new users while retaining current users, increase user engagement and advertisement engagement, increase our brand awareness, compete effectively, maximize our sales efforts, demonstrate a positive return on investment for advertisers, successfully develop and operate new products and services and expand globally. Accordingly, you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future revenue growth.
We expect our operating expenses to increase in future periods as we continue to expend substantial financial resources on:
•	sales and marketing;
•	global expansion;
•	our technology infrastructure;
•	attracting and retaining talented employees;
•	strategic opportunities, including commercial relationships, acquisitions and capital injections;
•	operation of newly developed or newly acquired businesses; and
•	general administration, including personnel costs and legal and accounting expenses related to being a public company.
These investments, while increasing our expenses, may not result in an increase in revenues or growth in our business. For example, our marketing expenses have from time to time outpaced the growth of our revenues over the same period, which have materially impacted our results of operations. If we are unable to achieve adequate revenue growth and to manage our expenses, we may incur significant losses in the future.

We have a limited operating history in the developing and rapidly evolving market for our products and services, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.
We launched our LINE messaging application in June 2011 and other LINE products and services more recently, and our limited operating history makes it difficult to effectively assess our future prospects or forecast our future results. You should consider our business and prospects in light of the risks and challenges we encounter or may encounter in this developing and rapidly evolving market environment. These risks and challenges include our ability to, among other things:
•	increase our number of users and user engagement and monetize our products and services;
•
successfully compete with other companies, some of which have substantially greater resources and market power than us, that are currently in, or may in the future enter, our markets, or duplicate the features of our products and services;

•	successfully expand our business and enhance the LINE brand globally;
•	continue to develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage globally;
•	convince advertisers of the benefits of our advertising products and services compared to alternative forms of advertising;
•	develop and deploy new features, products and services in a timely manner and the market acceptance of such offerings;
•	cost-effectively manage and grow our operations;
•	attract and maintain platform partners' interest in building on the LINE platform;
•	attract, retain and motivate talented management and employees, particularly software engineers, designers and product managers;
•	process, store, protect and use personal data in compliance with governmental regulations, contractual obligations and other obligations related to privacy and security; and
•	defend ourselves against litigation and regulatory, intellectual property, privacy or other claims.
Failure to adequately address the risks and challenges associated with this market may adversely affect our business, financial condition and results of operations.
Our user growth and engagement on mobile devices, which are required to access and use most of our products and services, depend upon effective operation with mobile operating systems that we do not control.
We are dependent on the interoperability of LINE with popular mobile operating systems, such as Android and iOS, and, to a lesser extent, web browsers, such as those for Windows and Mac OS, that we do not control. Any changes in such operating systems or web browsers that degrade the functionality of our products or services or give preferential treatment to our competitors' products or services could adversely affect usage of our products and services. In addition, if the number of platforms for which we develop our products or services expands, it will result in an increase in our operating expenses.
We may not be successful in developing or maintaining relationships with key participants in the mobile telecommunications industry or in developing products that operate effectively with mobile operating systems, networks or standards. In the event that it becomes more difficult for our users to access and use LINE on their mobile devices, or if our users choose not to access or use LINE on their mobile devices or use mobile devices that do not offer access to LINE, our user growth and user engagement could be harmed, and our business, financial condition and results of operations could be adversely affected.

If we or our users experience disruptions in mobile telecommunications or internet services or if mobile telecommunications and internet service providers are able to block, degrade or charge for access to our products and services, we could incur additional expenses and the loss of users and advertisers.
We depend on the ability of our users and advertisers to access mobile telecommunications services and the internet. Currently, this access is provided by companies that have significant market power in the mobile, broadband and internet access marketplaces, including incumbent mobile telecommunications companies, telephone companies, cable companies, government-owned service providers, device manufacturers and operating system providers, any of whom could take actions that degrade, disrupt or increase the cost of user access to our products or services, which would, in turn, negatively impact our business. The adoption of any laws or regulations that adversely affect the growth, popularity or use of mobile devices or the internet or disruption of our services in important markets for any political or other non-technical reasons could decrease the demand for, or the usage of, our products and services, increase our cost of doing business and adversely affect our business, financial condition and results of operations. We also rely on other companies to maintain reliable network systems that provide adequate speed, data capacity and security to us and our users. As mobile devices and the internet continue to experience growth in the number of users, frequency of use and amount of data transmitted, the mobile telecommunications and internet infrastructure that we and our users rely on may be unable to support the demands placed upon them. The failure of the operations of mobile telecommunications or internet infrastructure services that we or our users rely on, even for a short period of time, could undermine our operations, and our business, financial condition and results of operations could be adversely affected.
Certain of our user metrics are subject to inherent uncertainties in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.
We use our internal data to calculate our MAUs, DAUs and MPUs. See "Conventions Used in This Annual Report" for definitions of such user metrics. While these numbers are based on what we believe to be reasonable estimates of our active user and paying user base for the applicable period of measurement, there are inherent challenges in measuring usage of our products and services across large online and mobile populations around the world. For example, each LINE account is linked to a mobile phone number and there may be multiple LINE accounts held by the same person if the person carries multiple smartphones and has chosen to download a LINE application on each smartphone.
We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly-titled metrics of our competitors due to differences in methodology. If advertisers, platform partners or prospective investors do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and platform partners and advertisers may be less willing to allocate their budgets or resources to our products and services.
Our business and operating results may be harmed by a disruption in our service due to failures in or changes to our systems, or by our failure to timely and effectively expand and adapt our technology and infrastructure.
Our reputation and ability to attract, retain, and serve our users is dependent in large part upon the reliable performance of LINE and our underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing our products and services simultaneously, computer viruses, denial of service or fraud or security attacks. Our technical infrastructure is also vulnerable to the risk of damage from natural disasters, such as earthquakes and typhoons, as well as from acts of terrorism or other criminal acts. Our services and products also incorporate software that is highly technical and complex. Our software has contained, and may now or in the future contain, undetected errors, bugs or vulnerabilities. Some errors in our software code may only be discovered after the code has been released.

In addition, a substantial portion of our network infrastructure is provided by third parties. Any disruption or failure in the services we receive from these providers could harm our ability to handle existing or increased traffic and could significantly harm our business. Any financial or other difficulties these providers face may also adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. In the event of a significant issue with the third-party network infrastructure supporting our network traffic, some of our products and services may become inaccessible or users may experience difficulties accessing our products and services. Any disruption or failure in our infrastructure could hinder our ability to handle existing or increased traffic on our platform, which could significantly harm our business.
As the number of our users increases and as our users generate and transmit increasing volumes of content, including photos, videos and music, we may be required to expand and adapt our technology and infrastructure to continue to reliably store and service such content. It may become increasingly difficult to maintain and improve the performance of our products and services, especially during peak usage times, as our products and services become more complex and our user traffic increases. In addition, we cannot provide assurance that we will be able to expand our data center infrastructure to meet user demand in a timely manner, or on favorable economic terms. If our users are unable to readily access LINE or access is disrupted, users may seek other service providers instead, and may not return to LINE or use LINE as often in the future. This would negatively impact our ability to attract users, platform partners and advertisers and increase engagement of our users. We expect to continue to make significant investments to maintain and improve the capacity, capability and reliability of our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed or continually develop our technology and infrastructure to accommodate actual and anticipated changes in our users' needs, our business, financial condition and results of operations may be harmed.
If our security measures are breached, or if our products and services are subject to attacks that disrupt or deny the ability of users to access our products and services, our products and services may be perceived as not being secure and users and advertisers may curtail or stop using our products and services.
Our products and services involve the storage and transmission of large amounts of users' and advertisers' confidential information, and security breaches expose us to a risk of loss of this information, which may lead to improper use or disclosure of such information, ensuing potential liability and litigation, any of which could harm our reputation and adversely affect our business. From time to time, we experience cyber-attacks of varying degrees. Although there has been no material instance where an unauthorized party was able to obtain access to our data or our users' or advertisers' data, there can be no assurance that we will not be vulnerable to cyber-attacks in the future. Our security measures may also be breached due to employee error, malfeasance or otherwise. Given the rapid development and scope of the services we offer, including those developed in conjunction with third parties, instituting appropriate access controls and safeguards across all our services is challenging. Furthermore, outside parties may attempt to fraudulently induce employees, users or advertisers to disclose sensitive information in order to gain access to our data or our users' or advertisers' data or accounts, or may otherwise obtain access to such data or accounts. In addition, some platform partners may store information provided by our users through applications on the LINE platform or websites linked with LINE. If these third parties or platform partners fail to adopt or adhere to adequate data security practices or fail to comply with our terms and policies, or in the event of a breach of their networks, our users' data may be improperly accessed or disclosed.

Since our users and advertisers may use their LINE accounts to establish and maintain online identities, unauthorized communications from LINE accounts that have been compromised may damage their reputations and brands as well as ours. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our products and services, which could have an adverse effect on our business, financial condition and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and often are not recognized until launched against a target, we may be unable to anticipate these techniques or to implement adequate preventative measures. If an actual or perceived breach of our security occurs or the market perception of the effectiveness of our security measures is harmed, we could lose users and advertisers and we may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties.
Our financial results are likely to continue to fluctuate from quarter to quarter, which makes our period-to-period results volatile and difficult to predict.
We emphasize growth and the increase in engagement of our user base over short-term financial results. Due in part to such focus, our quarterly financial results have fluctuated in the past and are likely to fluctuate in the future. As a result, you should not rely upon our past quarterly financial results as indicators of future performance. You should also take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial results in any given quarter or fiscal period can be influenced by numerous factors occurring in a particular period, many of which we are unable to predict or are outside of our control, including:
•	the development and introduction of new products or services by us or our competitors, particularly the launching of mobile games and Stickers and their market acceptance;
•	our ability to attract and retain advertisers;
•	the growth of revenue sources as well as adjustments in fees charged to users and advertisers;
•	increases in marketing, sales and other operating expenses that we may incur to grow and expand our operations and to remain competitive;
•
seasonal fluctuations in spending by our advertisers, especially in Japan where a majority of companies end their fiscal year on March 31 and advertising spending is traditionally stronger in our fourth and first quarters due to year-end effects and companies trying to spend their advertising budgets before the close of their fiscal year;

•	introduction of new products and/or services, which may lead to higher expenses;
•	changes in the way online advertising is priced;
•	non-recurring transactions and related accounting and tax implications therefrom;
•	unforeseen contingencies, such as adverse litigation judgments, settlements or other litigation-related costs;
•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies; and
•	changes in business or macroeconomic conditions.

We may not be able to effectively manage our growth, which would harm our business and profitability.
We continue to experience rapid growth in our personnel and operations, which will continue to place significant demands on our management and operational and financial infrastructure. We face significant competition for qualified staff, particularly software engineers, designers and product managers, from other internet and high-growth technology companies, and we may not be able to hire new employees quickly enough to meet our needs. As we continue to grow, we are subject to the risks of over-hiring, overcompensating our employees and over-expanding our operating infrastructure, and to the challenges of integrating, developing and motivating a rapidly growing employee base in various countries around the world. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the strengths of our corporate culture, including our ability to quickly develop and launch new products and services. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our employee morale, productivity and retention could suffer.
We also expect to continue to invest in our infrastructure in order to enable us to provide our products and services rapidly and reliably to users around the world, including in countries where we do not expect significant near-term monetization. Continued growth could strain our ability to maintain reliable service levels for our users and advertisers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. As a public company we incur significant legal, accounting and other expenses that we did not incur as a private company. Managing our growth will continue to require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, financial condition and results of operations would be harmed.
Our LINE mobile payment service may subject us to additional regulatory requirements and other risks that could be costly and difficult to comply with or that could harm our business.
As part of our efforts to diversify payment options available to LINE users, we launched LINE Pay, our mobile payment service application, in December 2014. LINE Pay enables our users to register their credit cards and make payments, regardless of their mobile carrier, on LINE Store and a number of select online and offline partner retail stores. Depending on location, our users can also transmit funds to each other or withdraw cash from certain banks within their respective countries through LINE Pay by linking their accounts at select banks in their respective countries or adding money to their LINE Pay accounts at convenience stores or ATMs or through internet banking. We plan to expand the scope of LINE Pay by selectively incorporating it into our applications and exploring local partnership and joint venture opportunities in order to enhance the convenience of our users. For example, we offer "Rabbit LINE Pay" in Thailand through a joint venture with BSS Holdings Group, provider of Rabbit smart cards for mass transit and retail customers. In Japan, we offer LINE Pay Card through our partnership with JCB Co., Ltd., which enables users to use LINE Pay Card for purchases both online and offline anywhere JCB credit cards are accepted using funds deposited to the user's LINE Pay account.
Depending on how our products and services as well as payment processes evolve, we may become subject to a variety of laws and regulations in Japan and elsewhere, including those governing money transmission, payment settlement, e-commerce, electronic funds transfers, anti-money laundering, identification and counter-terrorist financing. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. We are registered as a funds transfer service provider and issuer of prepaid payment instruments for third-party businesses in Japan through LINE Pay Corporation, our subsidiary engaged in mobile payment service, which will generally require us to demonstrate compliance with many domestic laws in these areas. In the event that we are found to be in violation of any such legal or regulatory requirements, we may be subject to monetary fines or other penalties or sanctions such as a cease and desist order, or we may be required to make product changes, any of which could have an adverse effect on our business and financial results.

In addition, we may be subject to a variety of additional risks as a result of providing mobile payment services, including:
•	increased operational costs and diversion of management time and effort and other resources to deal with fraudulent or failed transactions or customer disputes;
•	the impact on our relationships with existing payment processing service providers;
•	increased capital costs in building out the infrastructure;
•	potential fraudulent or otherwise illegal activity by users, platform partners, employees or third parties;
•	leakage of customers' personal information and concerns over the use and security of collected information;
•	restrictions on the investment of consumer funds used to transact payments; and
•	additional disclosure and reporting requirements.
We depend on key senior management to operate our business and execute our business strategy, and if we are unable to attract, retain and motivate our senior management and other key personnel, our operations may be negatively affected.
Our ability to execute our strategy efficiently is dependent upon contributions from our key senior management. Our future success will depend on the continued service of our key executive officers and managers who possess significant expertise and knowledge of our industry. A limited number of individuals have primary responsibility for the management of our business, including our relationships with key platform partners. From time to time, there may be changes in our senior management team that may be disruptive to our business, and we may not be able to find replacement key personnel in a timely manner. In addition, acquiring and retaining qualified personnel, such as systems engineers and designers, will be necessary to our achieving sustainable growth. Any loss or interruption of the services of these individuals, whether from retirement, loss to competitors or other causes, or failure to attract and retain other qualified new personnel, could prevent us from effectively executing our business strategy, cause us to lose key platform partner relationships, or otherwise materially affect our operations.
A downturn in macroeconomic conditions may result in reduced demand for our products and services.
Our business is sensitive to global economic conditions and depends on demand from our user base. In addition, demand for our advertising services is primarily driven by advertising spending levels of our advertising customers in our four key markets, particularly Japan. There are many macroeconomic factors that influence consumer confidence and spending behavior, including the level of inflation and unemployment, fluctuations in energy prices and conditions in the real estate markets. Although there have been signs of global economic recovery in recent years, this recovery may be fragile and partially attributable to the effects of various government economic stimulus efforts. The sustainability of the global recovery is uncertain, particularly after the effects of these various government stimulus programs subside. The global financial markets continue to experience significant volatility as a result of, among other things, the slowdown of economic growth and financial instability in China and other major emerging market economies. In addition, economic and political instability in various countries in the Middle East and Northern Africa, including Iraq, Syria, Yemen and Egypt, as well as in Ukraine and Russia, as well as increased uncertainty in the wake of a referendum in the United Kingdom in June 2016, in which the majority of voters voted in favor of an exit from the European Union ("Brexit"), have resulted in an increase in volatility in the global financial markets. The outlook for the global economy in 2017 and beyond remains uncertain.

In recent years, the economic indicators in Japan, our largest market in terms of revenue and user base, have also shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The current administration of Prime Minister Shinzo Abe, formed in late December 2012, has introduced policies to combat deflation and promote economic growth. In addition, the Bank of Japan introduced a plan for quantitative and qualitative monetary easing in April 2013 and announced a negative interest rate policy in January 2016. However, the long-term impact of these policy initiatives on Japan's economy remains uncertain. The impact of Brexit on the Japanese economy and on the value of the Japanese yen against currencies of other countries in which we generate revenue, in both the short and long term, is also uncertain. In addition, the occurrence of large-scale natural disasters, such as the March 2011 Great East Japan Earthquake and the related Fukushima Daiichi nuclear disaster, as well as an increase in the consumption tax rate, which took place in April 2014 with a further increase expected in October 2019, may also adversely impact the Japanese economy, potentially impacting consumer spending and advertising spending by businesses. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our products and services and their prices.
Our acquisitions and investments may not be successful in achieving their intended goals and could harm our business, financial condition and results of operations.
Our success will depend, in part, on our ability to expand our products and services, and grow our business in response to changing technologies, user and advertiser demands, and competitive pressures. In some circumstances, we may determine to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. We have limited experience acquiring other businesses, and our ability to acquire and integrate other companies and assets, particularly larger or more complex companies, products, or technologies, in a successful manner remains subject to uncertainty. Any completed acquisitions may not achieve their intended goals and could be viewed negatively by users, platform partners, advertisers or investors. For example, we acquired assets of MixRadio, a mobile music streaming service, from Microsoft in March 2015, but after careful assessment of the overall performance of MixRadio, the financial challenges posed by the music streaming market, changing market conditions, an increase in the cost of maintaining the business and a shift in our overall priorities, our board of directors approved the abandonment of our MixRadio business in February 2016, which abandonment became effective on March 21, 2016. As a result, we retrospectively classified the MixRadio operations as a discontinued operation in our consolidated financial statements as of and for the year ended December 31, 2015 and recognized impairment charges of ¥4.6 billion in the fourth quarter of 2015. We also incurred additional restructuring costs of ¥1,165 million related to employee termination benefits and ¥126 million for the termination of office lease contracts, for the year ended December 31, 2016 as a result of the abandonment of the MixRadio operations. For more information, see Note 11 and Note 23 of the notes to our annual consolidated financial statements.
The risks we face in connection with acquisitions also include:
•	diversion of management time and focus from operating our business to addressing acquisition and integration challenges;
•	challenges associated with the integration of product development and sales and marketing functions of the acquired company;
•	challenges associated with the retention of key employees from the acquired company;
•	cultural and operational challenges associated with integrating employees from the acquired company into our organization;
•	challenges associated with the integration of the acquired company's accounting, management information, human resources and other administrative systems;
•	the need to implement or improve controls, procedures, and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;
•	liability for activities of the acquired company before the acquisition, including intellectual property infringement claims;
•	unanticipated write-offs or charges or impairment of goodwill; and
•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former shareholders or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions or investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, or could otherwise harm our business generally. Future acquisitions could also result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expenses or incremental operating expenses.
We may require additional capital to support our operations and the growth of our business, and we cannot be certain that financing will be available on reasonable terms when required, or at all.
From time to time, we may need additional financing to operate or grow our business. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. Our ability to obtain additional financing, if and when required, will depend on investor and lender demand, our operating performance, the condition of the capital markets and other factors, and we cannot assure you that additional financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support the operation and growth of our business could be significantly impaired and our operating results may be adversely affected.
Our business is subject to complex and evolving Japanese and foreign laws and regulations. These laws, regulations and actions are subject to change and uncertain interpretation, and could result in claims, changes to our business practices, monetary penalties, increased cost of operations or declines in user growth, user engagement or advertising engagement, restricted access to LINE or otherwise harm our business.
We are subject to a variety of laws and regulations in Japan and elsewhere that involve matters central to our business, including privacy, rights of publicity, data protection and protection of personal information, content regulation, intellectual property, competition, protection of minors, consumer protection and taxation. Many of these laws and regulations are still evolving and could be interpreted or applied in ways that could limit our business, particularly in the new and rapidly evolving industry in which we operate. The introduction of new products or services in our existing markets and the expansion of our business to other countries may subject us to additional laws and regulations.
A number of proposals are pending before legislative and regulatory bodies that could significantly affect our business. For example, there have been a number of recent legislative proposals in Japan that would impose new obligations in areas such as privacy and liability for copyright infringement by third parties that could affect liabilities associated with websites that publish user-generated content. An amendment to the Act on the Protection of Personal Information of Japan (the "Act on the Protection of Personal Information") was enacted in September 2015 and is scheduled to be put into full effect on May 30, 2017. This amendment includes establishment of a new regulatory authority and introduction of new regulations on handling of anonymous personal data and transfer of personal information to foreign countries.

We collect personal information from our users and may expand our collection of personal information in order to comply with new and additional regulatory demands or we may independently decide to do so. Having additional personal information may subject us to additional regulation, and governmental regulators have been applying increased scrutiny to social media companies in this respect. Additionally, if third parties we work with, such as advertisers or platform partners, violate applicable laws or our policies, such violations may also put our users' information at risk and could in turn have an adverse effect on our business. Further, it is difficult to predict how existing laws and regulations will be applied to our business and the new laws and regulations to which we may become subject, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our practices. For example, we believe that our products and services are not subject to regulations under the Act on Regulation on Soliciting Children by Using Opposite Sex Introducing Service on Internet of Japan, but there can be no assurance that we will not be subject to certain processes, administrative sanctions, fines or restrictions under such regulations in the future. Existing and proposed laws and regulations in any jurisdiction can be costly to comply with and can delay or impede the development of new products and services, result in negative publicity, significantly increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.
The Payment Services Act of Japan (the "Payment Services Act") requires entities that engage in business activities involving advance payments from customers using prepaid payment instruments, such as virtual currencies, to set aside for such customers amounts covering at least 50% of the total amount of the unused amounts or credits represented by such instruments issued as of the end of either the first or third quarter of any year (if such total amount is more than ¥10 million), either by making a deposit or by entering into guarantee or trust agreements, as well as to refund any remaining balance of virtual currencies issued if those entities stop selling such virtual currencies. If any of our in-game items for which we have not made a deposit or entered into a guarantee or trust agreement, is deemed a prepaid payment instrument, it may become necessary to enter into additional arrangements to comply with the Payment Services Act requirement in connection with any such in-game items. While we intend to enter into additional guarantee agreements to meet any additional deposit requirements, entering into additional guarantee agreements will require us to pay guarantee fees equal to the contractual amount times a guarantee fee rate, and there is no assurance that we will be able to enter into additional guarantee agreements on favorable terms when required, or at all. Any failure to enter into contractual arrangements on terms satisfactory to us when required may adversely affect our business, financial condition, results of operations and/or reputation.
It is also possible that governments or relevant regulators of one or more countries may seek to censor content offered on the LINE platform in their country, restrict access to LINE from their country entirely, or impose other restrictions that may affect the accessibility of LINE in their country for an extended period of time or indefinitely. For example, in China, message transmission service on our LINE messaging application, along with those of certain other non-Chinese service providers, was abruptly blocked on July 1, 2014. As of the date of this annual report, our online services generally remain blocked in China, although we understand that certain users are able to access the service from China. We do not know when our services will be completely restored. If our services are not completely restored, our efforts to expand our user base in the rapidly evolving, highly competitive Chinese market may be significantly harmed. In addition, China's State Internet and Information Office has issued rules requiring users of mobile messaging services who open new "public accounts," which allow the accountholder to post messages to broad groups, to register using their real names and agree to follow certain guidelines regarding how they use their public accounts. While these rules may not directly impact our platform or services, increased focus on mobile messaging services by the Chinese government may result in other restrictions on access to our services. In the event that access to LINE is restricted, in whole or in part, in one or more other countries, our ability to retain or increase our user base and user engagement may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our business, financial condition and results of operations could be adversely affected.

We are regulated as a telecommunications company under Japanese law. If our business were deemed to be a regulated telecommunications business in multiple jurisdictions, it would significantly increase our expenses and may require us to change our products and other aspects of our business in potentially detrimental ways.
We are regulated as a telecommunications company pursuant to Japanese law, and we have submitted required notifications to the Ministry of Internal Affairs and Communication of Japan. We are subject to the risk that, due to changes in telecommunications, e-commerce and other similar laws and regulations or in the application, interpretation or enforcement of both existing and future such laws and regulations, we may be required to comply with additional laws and regulations in Japan and in other jurisdictions. In addition, we are continually seeking ways to improve our products and services, which may involve from time to time upgrades or changes in the technological infrastructure on which our products and services are based and which could result in subjecting our activities to greater regulation in multiple jurisdictions. If we are required to comply with telecommunications, e-commerce and other similar laws and regulations in multiple jurisdictions, we would need to meet a number of obligations, which could vary from jurisdiction to jurisdiction, including new or enhanced compliance in the following areas:
•	licensing and notification requirements;
•	emergency calling requirements, including enhanced emergency calling through multi-line telephone systems;
•	universal service fund contribution requirements;
•	lawful interception or wiretapping requirements;
•	privacy and data retention and disclosure requirements;
•	limitations on our ability to use encryption technology;
•	disability access requirements;
•	consumer protection requirements and local dispute resolution requirements;
•	requirements related to customer support;
•	quality of service requirements;
•	provision of numbering directories;
•	numbering rules, including portability requirements;
•	directory and operator services; and
•	access and interconnection obligations.
If we are required to comply with telecommunications, e-commerce and other similar laws and regulations in multiple jurisdictions, it could affect our business in many ways and areas, including the following:
•
the cost and general impact of compliance would be substantial, may require significant investments and organizational changes and may erode or eliminate our pricing advantage over competing forms of communication and, potentially, our ability to compete effectively;

•
compliance may require us to make certain fundamental and potentially detrimental changes to the products and services we offer and the way we conduct business in certain countries, including withdrawing from markets;

•	compliance may be technically difficult or impossible;
•	we may need to change our distribution, marketing and sales activities;
•	we may need to terminate or restructure partnerships and other commercial agreements; and
•	we may need to establish a local presence in any given jurisdiction, sell our products through a local entity and be required to pay new or increased taxes in that jurisdiction.

Our intellectual property rights are valuable, and our inability to protect them could reduce the value of our products, services and brand.
Our trade secrets, trademarks, copyrights, patents and other intellectual property rights are important assets for us. We rely on, and expect to continue to rely on, a combination of confidentiality and license agreements with our employees, consultants and third parties with whom we have relationships, as well as trademark, trade dress, domain name, copyright, trade secret and patent laws, to protect our brand and other intellectual property rights. However, various events outside of our control may pose a threat to our intellectual property rights, as well as to our products, services and technologies. For example, we may fail to obtain effective intellectual property protection, or effective intellectual property protection may not be available in every country in which our products and services are available. In particular, the legal regimes relating to intellectual property rights in many of the countries in which we operate are limited and it is often difficult to effectively protect and enforce such rights in those countries. Also, the efforts we have taken to protect our intellectual property rights may not be sufficient or effective, and any of our intellectual property rights may be challenged, which could result in them being narrowed in scope or declared invalid or unenforceable. There can be no assurance that our intellectual property rights will be sufficient to protect against others offering products or services that are substantially similar to ours and compete with our business.
We also rely on non-patented proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. While in certain cases we have agreements in place with employees and third parties that place restrictions on the use and disclosure of this intellectual property, these agreements may be breached, or this intellectual property may otherwise be disclosed or become known to our competitors, which could cause us to lose competitive advantages resulting from this intellectual property. We are also pursuing registration of trademarks and domain names in Japan and in many jurisdictions outside of Japan. Effective protection of trademarks and domain names is expensive and difficult to maintain, both in terms of application and registration costs as well as the costs of defending and enforcing those rights. We may be required to protect our rights in an increasing number of countries, in a process that is expensive and may not be successful or which we may not pursue in every country in which our products and services are distributed or made available.
We are party to numerous agreements that grant licenses to third parties to use our intellectual property, including our trademarks. For example, some third parties distribute their content through LINE, embed LINE content in their applications, and make use of our trademarks in connection with their services. If the licensees of our trademarks are not using our trademarks properly, it may limit our ability to protect our trademarks and could ultimately result in our trademarks being declared invalid or unenforceable. There can be no assurance that we will be able to protect against the unauthorized use of our brand, trademarks or other assets. There is also a risk that one or more of our trademarks could become generic, which could result in them being declared invalid or unenforceable.
We also seek to obtain patent protection for some of our technology, and we have filed various applications in Japan and abroad for protection of certain aspects of our intellectual property and currently hold a number of issued patents in multiple jurisdictions. We may be unable to obtain patent or trademark protection for our technologies and brands, and our existing patents and trademarks, and any patents or trademarks that may be issued in the future, may not provide us with competitive advantages or distinguish our products and services from those of our competitors. In addition, any patents and trademarks may be contested, circumvented, or found unenforceable or invalid, and we may not be able to prevent third parties from infringing, diluting or otherwise violating them. Effective protection of intellectual property rights is expensive and difficult to maintain, both in terms of application and maintenance costs, as well as the costs of defending and enforcing those rights. Significant impairments of our intellectual property rights, and limitations on our ability to assert our intellectual property rights against others, could harm our business and our ability to compete.

We may become party to intellectual property rights claims in the future that are expensive and time consuming to defend, and, if resolved adversely, could have a significant impact on our business.
Technology companies own large numbers of patents, copyrights, trademarks and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. Many such companies, including many of our competitors, have substantially larger patent and intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for patent or other intellectual property infringement. In addition, various "non-practicing entities" that own patents and other intellectual property rights often attempt to aggressively assert claims in order to extract payments from technology companies. From time to time we have received, and may receive in the future, claims from third parties which allege that we have infringed upon their intellectual property rights. Furthermore, from time to time we may introduce new products and services, including in areas where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. Some of our agreements with advertisers, platform partners and data partners require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims, and may require us to pay significant damages in the event of an adverse ruling. Such advertisers, platform partners and data partners may also discontinue use of our products, services and technologies as a result of injunctions or otherwise, which could result in loss of revenue and adversely impact our business.
As we face increasing competition and gain an increasingly high profile, patents and other intellectual property claims against us may grow. There may be intellectual property or other rights held by others, including issued or pending patents, that cover significant aspects of our products and services, and we cannot be sure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. Any claim or litigation alleging that we have infringed or otherwise violated intellectual property or other rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurance that favorable final outcomes will be obtained. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party's rights. If we are required or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology or discontinue use of the technology. The development or procurement of alternative non-infringing technology could require significant effort and expense or may not be feasible. An unfavorable resolution of any disputes and litigation could adversely affect our business, financial condition and results of operations.

Fluctuation of the value of the Japanese yen against certain foreign currencies may have a material adverse effect on the results of our operations.
Some of our foreign operations' functional currencies are not the Japanese yen, and the financial statements of such foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. In 2014, 2015 and 2016, 24.2%, 29.6% and 28.3%, respectively, of our revenues were derived from markets outside of Japan, and we expect that an increasing portion of our revenues and expenses in the future will be denominated in currencies other than the Japanese yen. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies in which we conduct our business. We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables, and our overseas subsidiaries seek to conduct business transactions in the local currency of the respective market in which the transactions occur. When deemed appropriate, we also selectively use derivative contracts, primarily foreign currency forward contracts. However, there can be no assurance that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations, and fluctuation of the Japanese yen against certain foreign currencies may have a material adverse effect on our results of operations. See "Item 11. Quantitative and Qualitative Disclosures About Market Risk" for a discussion of our foreign currency exposure and sensitivity analysis.
We may have exposure to greater than anticipated tax liabilities.
Our income tax obligations are based on our corporate operating structure and intercompany arrangements, including the manner in which we develop, value, and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our business activities, including the laws of Japan and other jurisdictions, are subject to interpretation. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could increase our worldwide effective tax rate and harm our financial position and results of operations. In addition, our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations or accounting principles. We are subject to regular review and audit by tax authorities of various jurisdictions in which we operate. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.
Due to the global nature of our business, we are subject to trade, economic sanctions and export laws and regulations in various jurisdictions that may govern or restrict our business and we, our directors and officers, may be subject to fines or other penalties for non-compliance with applicable trade, economic sanctions and export laws and regulations.
The U.S. Department of the Treasury's Office of Foreign Assets Control ("OFAC") administers and enforces certain laws and regulations ("OFAC Sanctions") that impose restrictions upon U.S. persons regarding dealings with or related to certain countries and territories, governments, entities and individuals. Even though non-U.S. persons generally are not always directly bound to comply with OFAC Sanctions, in recent years, OFAC has asserted that such non-U.S. persons can be held liable for violations of OFAC Sanctions on various legal grounds, such as with respect to dealings in U.S. goods, services, or technology, or involving U.S. parties, causing violations by U.S. persons, or by engaging in transactions completed in part in the United States. In addition to the OFAC Sanctions, the United States maintains numerous secondary sanction programs that provide authority for the imposition of U.S. sanctions on foreign parties that engage in certain dealings with Iran and other U.S. sanctions targets regardless of whether there is a nexus to the United States. Following the occurrence on January 16, 2016 of "Implementation Day" of the Joint Comprehensive Plan of Action between the "P5+1" countries (including the United States) and Iran, pursuant to which Iran agreed to limits on its nuclear program and the P5+1 countries agreed to provide certain sanctions relief, secondary sanctions targeting Iran have been narrowed but not eliminated. For example, non-U.S. persons can still be sanctioned for engaging in dealings with certain persons on OFAC's Specially Designated Nationals ("SDN") list.

The European Union also enforces certain laws and regulations ("EU Sanctions") that impose restrictions upon nationals and entities of, and business conducted in, European Union member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of EU Sanctions. The United Nations Security Council and other governmental entities also impose similar sanctions.
The global nature of our business subjects us to the laws and regulations of various jurisdictions. Our significant international operations also expose us to economic sanctions risk and our continued expansion may increase the risk of violation of applicable economic sanctions laws and regulations. We intend our operations to comply with all applicable economic sanctions. Personal communications services are generally given favorable treatment under a number of economic sanctions regimes. However, given the global nature of our business, the fact that our business extends beyond personal communications services and the complexity and lack of certainty regarding the scope of some countries' laws, there can be no assurance that our efforts to comply with all applicable economic sanctions and embargo laws and regulations will be completely effective to detect and prevent violations. There can also be no assurance that we will be in compliance with all applicable economic sanctions laws and regulations in the future. Such a violation could result in reputational damage, civil or criminal penalties or the imposition of sanctions against us or our affiliates, all of which could have a material adverse effect on our business, financial condition and reputation.
LINE can be used in approximately 230 countries, including some countries and regions that are the subject of trade embargos and other economic sanctions (such as Iran), and we may have individual users who are the target of sanctions. We screen our counterparties, banks, agents, suppliers and other business supporters against OFAC's SDN list prior to engaging or dealing with them, but we do not have a system in place to screen users of our services against OFAC's SDN list and, accordingly, cannot guarantee that our services are not and will not be provided to SDNs.
In December 2016, we had approximately four million MAUs in Iran. In addition, LINE provides Official Accounts to local Iranian celebrities and engages in promotional activities directed at users in Iran. On May 5, 2016, we launched a website containing media content directed at users in Iran. LINE Pay is available to users in Iran, Cuba, Sudan and Syria. Our business with Iran represented approximately 0.03% of our revenues for the year ended December 31, 2016. In February 2017, we established a local branch through our subsidiary, LINE PLAY Corporation. Our subsidiary, LINE Plus Corporation, has met with officials from the Government of Iran in conjunction with our business expansion efforts in Iran. In January 2017, LINE Plus Corporation entered into a two month research contract with the Iran Telecommunication Research Center (ITRC). The purpose of the research contract was for LINE to explore business opportunities in Iran and gain a better understanding of the Iranian mobile market and relevant regulatory considerations. We will not generate revenue from the contract, and we do not plan to renew the contract.
NAVER Corporation, which owns more than 80% of the outstanding shares of our common stock, has substantial control over important corporate matters, and its interest may differ from those of our other shareholders.
As of December 31, 2016, NAVER Corporation owned approximately 80.4% of the outstanding shares of our common stock. As a result, NAVER Corporation exercises substantial control over matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. NAVER Corporation may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their shares of our common stock as part of a sale of our company and might ultimately affect the market prices of shares of our common stock and American Depositary Shares ("ADSs").

We also engage in a number of related party transactions with NAVER Corporation and our affiliates. See "Item 7.B. Related Party Transactions" for a discussion of our transactions with such entities. In the event NAVER Corporation, a publicly traded company, undergoes a change of control or experiences financial and other difficulties, it may materially and adversely affect our business, financial condition and results of operations.
Our parent, NAVER Corporation, offers a variety of products and services to internet users and advertisers, and the absence of contractually delineated spheres of operations means that competition and conflicts of interest between us and NAVER Corporation could arise in the future.
NAVER Corporation is publicly listed in Korea and also provides a variety of products and services to internet users, mobile application users and advertisers. NAVER Corporation operates the largest search portal site in Korea and is actively seeking to develop products and services to enhance the experience of mobile internet users. There is no contractual agreement between us and NAVER Corporation delineating our respective spheres of operation, and each company's development team is actively introducing new services independently of one another. Current or future products and services offered by NAVER Corporation could compete with our own. NAVER Corporation's business operations and the lack of contractual non-competition arrangements between NAVER Corporation and us could give rise to direct competition between us and conflicts regarding allocation of business opportunities and management and investment resources.
Overlapping management and business relationships with NAVER Corporation, our parent, may adversely impact our business.
From time to time, members of our senior management have overlapping duties with NAVER Corporation. Mr. Hae Jin Lee, a director and chairman of our company, also serves as a director of NAVER Corporation. In addition, one of our three corporate auditors, Mr. Jin Hee Kim, is currently an executive officer of NAVER Corporation. Such individuals have fiduciary duties to both NAVER Corporation and us under Korean and Japanese law, respectively. As a result, conflicts of interests may arise due to their dual roles, which may adversely impact our business.
The market prices of shares of our common stock and ADSs may continue to be volatile or may decline regardless of our operating or financial performance.
The market prices of shares of our common stock and ADSs may continue to be volatile. Market prices could be subject to wide fluctuations in response to various factors, many of which are beyond our control and may not be related to our operating or financial performance. Factors that could cause fluctuations in the market prices of shares of our common stock and ADSs include the following:
•	price and volume fluctuations in the global stock markets from time to time;
•	changes in operating performance and stock market valuations of other technology sector companies generally, or those in our industry in particular;
•	sales of shares of our common stock by us or our parent company;
•
failure of securities analysts and credit rating agencies to maintain coverage of us, changes in financial estimates by securities analysts and credit rating agencies who follow our company, or our failure to meet these estimates or the expectations of investors;

•	the financial projections we may provide to the public (in the event we decide to provide any such projections), any changes in those projections or our failure to meet those projections;
•	announcements by us or our competitors of new products and services;
•
the public's reaction to our and NAVER Corporation's press releases, other public announcements as well as filings with the Securities and Exchange Commission (the "SEC") and the KLFB and timely disclosure of information required by the Tokyo Stock Exchange in our case and filings with the Korea Exchange in NAVER Corporation's case;

•	rumors and market speculation involving us or other companies in our industry;
•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;
•	actual or anticipated developments in our business, our competitors' businesses or the competitive landscape generally;
•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;
•	developments or disputes concerning our intellectual property or other proprietary rights;
•	announced or completed acquisitions of businesses or technologies by us or our competitors;
•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;
•	changes in tax laws and regulations as well as accounting standards, policies, guidelines, interpretations or principles;
•	any significant change in our management; and
•	general economic conditions and slow or negative growth of our markets.
In addition, in the past, following periods of volatility in the overall market and the market price of a particular company's securities, securities class action litigation has often been instituted against these companies. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management's attention and resources.
We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could subject U.S. investors in shares of our common stock or ADSs to adverse tax consequences, which may be significant.
We will be classified as a passive foreign investment company (a "PFIC") in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable "look-through rules") either (i) 75% or more of our gross income consists of certain types of "passive income" or (ii) 50% or more of the average quarterly value of our assets is attributable to "passive assets" (assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2016 and do not expect to be a PFIC in subsequent taxable years. PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs following this offering may result in our becoming a PFIC. Additionally, the overall level of our passive assets will be significantly affected by changes in the amount of our cash, cash equivalents and securities held for investment, each of which may be classified as passive assets under the PFIC rules.

If we were to be or become classified as a PFIC, a U.S. Holder, as defined in "Item 10.E. Taxation — United States Federal Income Taxation," that does not make a "mark to market" election may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of shares of our common stock or ADSs and on the receipt of distributions on the shares of our common stock or ADSs to the extent such distribution is treated as an "excess distribution" under the U.S. federal income tax rules. We do not intend to provide holders with the information necessary to make a "QEF election" (as described below under "Item 10.E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company"). Thus, a U.S. Holder seeking to mitigate the potential adverse effects of the PFIC rules should consider making a mark to market election. Additionally, if we were to be or become classified as a PFIC, a U.S. Holder of shares of our common stock or ADSs will be subject to additional U.S. tax form filing requirements, and the statute of limitations for collections may be suspended if the U.S. Holder does not file the appropriate form. See "Item 10.E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company."
Substantial future sale of our common stock, or the perception that these sales could occur, could depress the market prices of the shares of our common stock and ADSs.
The market prices of the shares of our common stock and ADSs could decline as a result of sales of a large number of shares of our common stock or ADSs in the market, and the perception that these sales could occur may also depress the market prices of the shares of our common stock and ADSs. As of December 31, 2016, there were 17,321,500 shares of our common stock issuable upon exercise of outstanding stock options, and holders of our stock options may choose to exercise their options and sell all or a portion of their shares of our common stock on the Tokyo Stock Exchange or otherwise in Japan or abroad. In addition, our board of directors will be able to issue and sell additional shares of our common stock within the unissued portion of our authorized share capital, generally without any shareholder vote. Any such sales could cause the prices of the shares of our common stock and ADSs to decline.
If securities or industry analysts do not publish or cease publishing research or other reports about us, our business or our market, or if they adversely change their recommendations regarding an investment in us, the prices of the shares of our common stock and ADSs or their trading volume could decline.
The trading markets for the shares of our common stock and ADSs will be influenced by the research and other reports that securities or industry analysts may publish about us, our business, our market or our competitors. If any of the analysts who may cover us adversely change their recommendation regarding an investment in us, or provide more favorable relative recommendations about our competitors, the prices of the shares of our common stock and ADSs would likely decline. If any analyst who may cover us were to cease coverage of our company or fail to regularly publish reports on us, we could lose visibility in the financial markets, which in turn could cause the prices of the shares of our common stock and ADSs or their trading volume to decline.
We do not intend to pay dividends for the foreseeable future.
We have never declared or paid cash dividends on our capital stock. We currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. As a result, you may only receive a return on your investment if the market price of the shares of our common stock or ADSs increases.

The requirements of being a public company may strain our resources and divert management's attention.
As a public company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), the U.S. Sarbanes-Oxley Act of 2002 (the "Sarbanes-Oxley Act"), the Dodd-Frank Act, the listing standards of the New York Stock Exchange as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company, as well as the reporting requirements under the Financial Instruments and Exchange Act of Japan (the "FIEA") and the rules of the Tokyo Stock Exchange. We also continue to prepare annual financial statements of LINE Corporation on a standalone basis in accordance with generally accepted accounting principles in Japan for Japanese reporting purposes in addition to preparing our consolidated financial statements in accordance with IFRS as issued by the IASB. Complying with these requirements is time-consuming and costly and places significant strain on our personnel, systems and resources. As a result of disclosure of information in filings and submissions required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors, shareholders or third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.
In the past, we had identified material weaknesses in our internal control over financial reporting, which we have since remediated. If we fail to establish and maintain effective internal control over financial reporting in the future, the accuracy and timeliness of our financial reporting may be adversely affected, which could cause investors to lose confidence in our reported financial information and may lead to a decline in the trading price of shares of our common stock and ADSs.
The Sarbanes-Oxley Act requires, among other things, that public companies maintain effective disclosure controls and procedures and internal control over financial reporting. For example, we will be required, pursuant to Section 404 of the Sarbanes-Oxley Act ("Section 404"), to furnish a report by management on, among other things, the effectiveness of our internal control over financial reporting in the second annual report we file with the SEC. This assessment will need to include disclosure of any material weaknesses identified by our management in our internal control over financial reporting, as well as a statement that our independent registered public accounting firm has issued an opinion on our internal control over financial reporting.
We previously identified material weaknesses in our internal control over financial reporting as of December 31, 2013 and 2014. We have since implemented measures designed to improve our internal control over financial reporting to remediate the control deficiencies that led to our material weaknesses, including requiring a formal review of the contractual terms and conditions and a more stringent board and management approval process for any significant related party transaction and more generally, we set up an internal control team to improve our accounting and finance systems. Based on the measures taken and implemented, we have concluded that the material weaknesses identified have been remediated as of December 31, 2015.
We intend to continue to improve our internal controls over financial reporting to meet the deadline imposed by Section 404 for the filing of our annual report on Form 20-F in respect of fiscal year 2017 and anticipate that we will incur considerable costs and use significant management time and other resources in an effort to comply with Section 404. We cannot be certain, however, that additional material weaknesses will not develop or be identified. Neither our management nor independent registered public accounting firm has ever performed a comprehensive evaluation of our internal control over financial reporting in accordance with the provisions of the Sarbanes-Oxley Act because no such evaluation has been required. Any failure to achieve and maintain adequate internal control over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation could cause us to report material weaknesses or other deficiencies in our internal control over financial reporting in the future. If we are unable to successfully remediate any material weaknesses or other deficiencies in our internal control over financial reporting, the accuracy and timing of our financial reporting may be adversely affected and investors may lose confidence in our financial reporting, and the price of shares of our common stock and ADSs may decline as a result. In addition, if we are unable to continue to meet these requirements, we may not be able to remain listed on the New York Stock Exchange.

As a foreign private issuer, we are permitted to rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to public U.S. companies as well as from certain disclosure requirements under the Exchange Act. This may afford less protection to holders of shares of our common stock or ADSs.
We are exempted from certain corporate governance requirements of the New York Stock Exchange by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. companies listed on the New York Stock Exchange. See "Item 16.G. Corporate Governance." The standards applicable to us are considerably different from the standards applied to public U.S. companies. For instance, we are not required to:
•	have a majority of our board of directors be independent;
•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors; or
•	have regularly scheduled executive sessions with only independent directors.
We have relied on and intend to continue to rely on all of these exemptions for so long as we maintain our status as a foreign private issuer. In addition, we have a board of corporate auditors in lieu of an audit committee in accordance with applicable Japanese laws, which is permitted under Rule 10A-3(c)(3) of the Exchange Act for foreign private issuers, subject to certain requirements. As a result, you may not be provided with the benefits of certain corporate governance standards applicable to public U.S. companies.
Our parent, NAVER Corporation, controls a majority of the voting power of the outstanding shares of our capital stock, making us a "controlled company" within the meaning of the New York Stock Exchange corporate governance rules. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the New York Stock Exchange corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating and corporate governance committee consist entirely of independent directors.
As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our directors and officers are exempt from the reporting and "short-swing" profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.
Our articles of incorporation and the Companies Act of Japan (the "Companies Act") govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors' and executive officers' fiduciary duties and obligations and shareholders' rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders' rights under Japanese law may not be as extensive as shareholders' rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.
Holders of ADSs have fewer rights than shareholders under Japanese law, and their voting rights are limited by the terms of the deposit agreement.
The rights of shareholders under Japanese law to take actions, including voting their shares, receiving dividends and distributions, bringing derivative actions, examining our accounting books and records, and exercising appraisal rights, are available only to shareholders of record. Because the depositary, through its custodian agents, is the record holder of the shares of our common stock underlying the ADSs, only the depositary can exercise those rights in connection with the deposited shares. ADS holders will not be able to bring a derivative action, examine our accounting books and records, or exercise appraisal rights through the depositary.
Holders of ADSs may exercise their voting rights only in accordance with the provisions of the deposit agreement. Upon receipt of voting instructions from them in the manner set forth in the deposit agreement, the depositary will make efforts to vote the shares underlying the ADSs in accordance with the instructions of ADS holders. The depositary and its agents may not be able to send voting instructions to holders of ADSs or carry out their voting instructions in a timely manner. Furthermore, the depositary and its agents will not be responsible for any failure to carry out any instructions to vote, for the manner in which any vote is cast or for the effect of any such vote. As a result, holders of ADSs may not be able to exercise their right to vote.
Holders of ADSs may not receive distributions on shares of our common stock or any value for them if it is illegal or impractical to make them available to such holders.
The depositary of our ADSs has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on shares of common stock or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of shares of our common stock that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act of 1933, as amended, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our common stock to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on shares of our common stock if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of our ADSs.
Holders of ADSs may be subject to limitations on transfer of their ADSs.
ADSs are transferable on the books of the depositary. However, the depositary may close its transfer books at any time or from time to time when it deems expedient in connection with the performance of its duties. In addition, the depositary may refuse to deliver, transfer or register transfers of ADSs generally when our books or the books of the depositary are closed, or at any time if we or the depositary deems it advisable to do so because of any requirement of law or of any government or governmental body, or under any provision of the deposit agreement, or for any other reason.

We may amend the deposit agreement without consent from holders of ADSs and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying shares of our common stock.
We may agree with the depositary to amend the deposit agreement without consent from holders of ADSs. If an amendment increases fees to be charged to ADS holders or prejudices a material right of ADS holders, it will not become effective until 30 days after the depositary notifies ADS holders of the amendment. At the time an amendment becomes effective, ADS holders are considered, by continuing to hold their ADSs, to have agreed to the amendment and to be bound by the amended deposit agreement. If holders of ADSs do not agree with an amendment to the deposit agreement, their choices will be limited to selling the ADSs or withdrawing the underlying shares of our common stock. No assurance can be given that a sale of ADSs could be made at a price satisfactory to the holder in such circumstances.
We are incorporated in Japan, and it may be more difficult to enforce judgments obtained in courts outside Japan.
We are incorporated in Japan as a joint stock corporation with limited liability. Most of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors and corporate executive officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process in the United States upon us or to enforce against us, our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.
Our shareholders of record on a given record date may not receive the dividend they anticipate.
The customary dividend payout practice of publicly listed companies in Japan may significantly differ from that widely followed or otherwise deemed necessary or fair in foreign markets. We may ultimately determine any dividend payment amount to our shareholders of record as of a record date, including whether we will make any dividend payment to such shareholders at all, only after such record date. For that reason, our shareholders of record on a given record date may not receive the dividends they anticipate.

Dividend payments and the amount you may realize upon a sale of shares of our common stock or ADSs that you hold will be affected by fluctuations in the exchange rate between the U.S. dollar and the Japanese yen.
Cash dividends, if any, in respect of the shares of our common stock represented by our ADSs will be paid to the depositary in Japanese yen and then converted by the depositary into U.S. dollars, subject to certain conditions. Accordingly, fluctuations in the exchange rate between the Japanese yen and the U.S. dollar will affect, among other things, the amounts a holder of ADSs will receive from the depositary in respect of dividends, the U.S. dollar value of the proceeds that a holder of ADSs would receive upon sale in Japan of the shares of our common stock obtained upon surrender of ADSs and the secondary market price of ADSs. Such fluctuations will also affect the U.S. dollar value of dividends and sales proceeds received by holders of shares of our common stock.

Daily price range limitations imposed by the Tokyo Stock Exchange may prevent you from selling shares of our common stock at a particular price on a particular trading day, or at all.
Share prices on the Tokyo Stock Exchange are determined on a real-time basis by the balance between bids and offers. The Tokyo Stock Exchange is an order-driven market without specialists or market makers to guide price formation. To prevent excessive volatility, the Tokyo Stock Exchange sets daily upward and downward price range limitations for each listed stock based on the previous day's closing price or any "special quote," a price indicated by the Tokyo Stock Exchange to notify investors that there are orders beyond such price that may result in a large price fluctuation. Although transactions may continue at the upward or downward limit price if the limit is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell shares of our common stock at a price above or below the relevant daily limit may not be able to effect a sale at such price on a particular trading day, or at all.
Investors holding less than a full "unit" of shares will have limited rights as shareholders.
Our articles of incorporation provide that 100 shares of our common stock constitute one "unit." As a result of the unit share system, ADS holders will only be permitted to surrender ADSs and withdraw underlying shares of our common stock constituting whole units. The Companies Act imposes significant restrictions and limitations on holders of shares of our common stock that do not constitute a whole unit. In general, holders of shares of our common stock constituting less than one unit do not have the right to vote with respect to those shares. For further discussion of the unit share system and its effect on the rights of our shareholders, see "Item 10.B. Memorandum and Articles of Association."

Item 4.        Information on the Company
Item 4.A.    History and Development of the Company
We were established in Japan in September 2000 as Hangame Japan Corporation, a joint-stock corporation, and subsequently changed our name to NHN Japan Corporation in August 2003. We began as an online game company and engaged in the development and distribution of online games under the Hangame brand. We subsequently expanded our business to portal services and acquired livedoor Co., Ltd., a Japanese internet portal company, in May 2010.
In June 2011, we launched the LINE messaging application to the public in Japan, followed by launches in other Asian countries. We initially focused on building our user base in Japan, but shortly afterwards began to actively conduct marketing efforts in other parts of Asia, where we believed there was significant market potential based on the relatively low level of smartphone penetration in a relatively large and growing population size. In order to more effectively pursue global expansion outside of Japan, we incorporated LINE Plus Corporation, which provides sales and marketing services for the LINE platform outside of Japan, in Korea in February 2013.
In February 2013, our board of directors decided to focus our business on the operation and expansion of the LINE platform and to dispose of our Hangame business along with related entities. We disposed of all of our interest in the Hangame business along with related entities in the form of a non-cash dividend to NAVER Corporation in April 2013. In April 2013, we were renamed as LINE Corporation. In September 2013, our board of directors approved a plan to dispose of our online match-making services business for the same reason. The disposition was completed in December 2013 through a sale to an unrelated third party. In September 2014, as a part of our continued focus on the expansion of the LINE platform, our board of directors decided to dispose of our data management business, which consisted of DataHotel Co., Ltd., a wholly-owned subsidiary, and the data management business was subsequently sold to a subsidiary of NHN Entertainment Corporation, a Korean online game portal company that was spun off from NAVER Corporation in August 2013.

In July 2016, we completed our initial public offering and listed our common stock on the First Section of the Tokyo Stock Exchange under the securities identification code 3938 and our ADSs, each representing one share of our common stock, on the New York Stock Exchange under the ticker symbol "LN."
Our legal and commercial name is LINE Corporation. Our principal executive offices are located at JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, 160-0022, Japan, and our telephone number is +81-3-4316-2000. Our English website address is http://linecorp.com/en/.

Item 4.B.    Business Overview
Our Mission and Vision
Our mission is "Closing the Distance" by bringing people closer to each other as well as to a wide variety of information and services.
Our vision is to become the "smart portal" through which users can access the people, information, services, companies and brands that they choose, from anywhere they are and anytime they need to.
Overview
We are a leading global platform for mobile messaging and communication services, content distribution and services related to daily life. Our mobile messaging application, which is the foundation of our "messaging services" and operates on all major mobile operating systems, enables our users to communicate through free instant messaging, Stickers and voice and video calls and serves as a smart portal to our other applications and services. We provide users with access to a wide range of social and interactive content and services that satisfy our users' individual needs for access to information and entertainment such as mobile games and music through our "content services," as well as connected solutions that aim to satisfy increasingly sophisticated day-to-day needs of LINE users and further enhance their welfare, such as payment services and job posting, restaurant reservation and taxi booking services, through our "life services." We believe that the integration on our LINE platform of content and services offers our users a convenient way to connect and have fun with their family and friends, explore and share their interests and satisfy their daily needs with greater ease, which we believe enriches the user experience and ultimately contributes to higher user loyalty, while creating value for advertisers by connecting them with their target audience using the LINE platform.
We believe LINE is the leading mobile messaging application in Japan, Taiwan and Thailand in terms of number of users, and we have obtained substantial numbers of users in other parts of Asia, including Indonesia. We have achieved this growth through active marketing of LINE as well as customizing our content offerings to suit local preferences and needs. We believe the scale and growth of our user base in many countries provide us with powerful network effects, whereby LINE becomes more valuable with more users and creates additional incentives for existing users to encourage new users to join and to stay connected to their circle of friends. We benefit from such network effects where more activity on LINE leads to the creation and distribution of more content, which in turn attracts more users, platform partners and advertisers. We will continue to invest in new products and services and enhancements to our existing products and services, with the goal of further expanding our user base and increasing user engagement.

At the heart of our platform is the LINE mobile messaging application, which enables users to communicate with family, friends and other people they care about.
•
We address people's basic communication needs.  We focus on serving users' everyday communication needs by supplying easy-to-use tools, including chat, voice call and video call, with reliable and secure connectivity wherever they are. As a result, our services have already become a meaningful part of the daily lives of many of our users.

•
We enable closed and real relationship-based communication.  We believe that the most rewarding and lasting forms of expression are those involving private, two-way exchanges between people with real relationships, which enhance intimacy and security. Our users can connect with other users they know by directly adding them as friends on LINE or by importing their mobile contact list into LINE. We believe that closer, intimate relationships are integral to the broader social web of activity, representing a more meaningful and influential subset of social networks.

•
We make communication more enriching and expressive.  We are a pioneer in the creation and design of Stickers, our larger and more expressive version of emoticons. Users can express their emotions or actions by sending a single Sticker instead of a thread of plain text. We believe that Stickers have made communication both more convenient and more enriching.

Our user engagement is driven by such communication being coupled with activities that are an indispensable part of users' daily lives. LINE has evolved into an extensive platform that provides not only the ability to communicate but also access to a wide range of localized entertainment content and services related to daily life, such as games, video, music, camera and news applications, offering our users richer experiences. With an increasing amount of activity on the internet being conducted through mobile applications, we believe that LINE provides a fast, versatile and user-friendly platform for the discovery of content and services in the mobile era. Our broad array of mobile services, combined with our large and highly engaged user base, gives us unique opportunities to offer greater personalization in terms of the service and content offerings by introducing a range of application settings.
We believe that our user base provides attractive marketing opportunities for our advertisers. We provide a variety of targeted and interactive marketing solutions that enable advertisers to promote their brands and amplify their visibility and reach. We offer a wide variety of "messenger ads" or user-initiated advertising solutions that are offered through the LINE messaging application, such as Official Accounts, Sponsored Stickers and LINE Point Ads, allowing advertisers to direct their efforts and communication in a more targeted manner. In 2016, we also launched a new bid-based advertisement distribution system with data analytics capabilities designed to help advertisers better reach their target audience. We offer impression-based "performance ads" such as Timeline Ads, LINE NEWS Ads and other advertisements that utilize our various communication and content offerings, allowing advertisers to effectively reach a larger number of LINE users. Our performance ads have become our fastest growing advertisement products.
Our Products and Services
We offer a wide range of products and services, and we generate revenues in a variety of ways and from various participants active on the LINE platform.

Communication and Content
Communication
LINE enables our users to enjoy free instant messaging and voice and video calls with each other using their mobile devices (including smartphones and tablets) or personal computers through mobile networks and internet service providers, as well as low-cost voice over internet protocol ("VoIP") services for domestic and international calls to mobile and fixed-line phone users globally.
Our messaging application and related products and services offered on the LINE platform provide our users with a convenient and fun communication experience and include the following:
•
Messaging.  LINE provides messaging services for a closed network of users who can select other users with whom they want to connect as "friends." New friends can be added through inclusion of new contact information in a user's mobile phone address book, searching for another user's LINE identification in our database, invitation by email or text messaging, scanning QR codes or, if physically adjacent, shaking users' smartphones simultaneously. The LINE messaging application can be downloaded for free onto mobile devices using major mobile operating systems as well as personal computers. Our users can send free one-to-one text and voice messages to their friends using data services provided by their mobile network carriers or over the internet. Users can also send images and videos and share their location information using the messaging service. LINE also offers group chat functions.

•
Stickers.  While using the LINE messaging application, users can add emotional nuance and personalize their text messages by including Stickers, which are colorful icons depicting actions or expressions of our proprietary characters (such as Cony the Rabbit and Brown the Bear), characters from popular animation or manga created by third parties (such as Sanrio's Hello Kitty and Disney characters), and real life celebrities and athletes. Our selection of Stickers varies by country depending on a number of factors, including local preferences, timely events and licensing arrangements for third-party copyrighted characters. We continually look for new and innovative ways to let our users express themselves, including by releasing Stickers with enhanced features such as sound effects as well as animated and pop-up images.

Users can also design their own Stickers and offer them on Creators Market through LINE Store, our web store accessible from mobile devices and personal computers. After a review process and subject to our approval, users may sell their self-designed Stickers to other LINE users and use them on the LINE messaging application. We do not charge users a fee to offer their Stickers on Creators Market, and the user receives half of the balance of sales proceeds after deducting fees charged by payment processors, as license fees.
•
Timeline.  Our Timeline service, which users access through the LINE messaging application, enables users to share their day-to-day experiences within the closed circle of people whom they choose as their friends. Each user has a profile screen allowing text, Stickers, images and videos and other activity to be posted to express themselves and to share with friends. Each user's Timeline displays that user's posts as well as posts by their friends and other interesting content that the user chooses, with the most recent posts appearing at the top of the Timeline. Our Timeline is designed to be simple and easy to view, and each post displays only the user profile, limited lines of text and any image or video included in the post. Users can choose the friends with whom they share their posts and whose posts they receive on their Timelines.

•
Themes.  Our users can customize the look of the LINE messaging application on their devices by purchasing and downloading "Themes" that feature LINE and third-party licensed characters. Themes are used to decorate their start up screen, friends list, chat rooms, menu buttons and other displays. Users can also design their own Themes and offer them on Creators Market.

•
Free Call and LINE Out (VoIP).  Our users can make free domestic or international voice calls and video calls to other LINE users worldwide who are registered as their friends on LINE. We also offer the LINE Out service, which provides a low-cost VoIP service that enables users to make domestic or international voice calls using the LINE messaging application to mobile and fixed-line phone users globally, regardless of the telecommunications network used by the recipient of the call and regardless of whether the recipient is a LINE user. We do not charge our users any initial setup fee, and users pay in advance for the minutes to be spent making calls by making an in-app purchase of minutes or purchasing minutes on LINE Store.

Content
LINE serves as a content platform for various applications for our users, offering users a wide range of entertainment and other useful and interactive tools. Such applications include:
•
LINE Games.  We offer various games on the LINE platform. As of December 31, 2016, we offered 47 games, of which 42 games were developed by third-party game developers. We offer games in Japan and our other key markets. Typically, LINE Games are highly social by nature and simple to play. Unlike standalone games not offered on a broader platform, LINE Games enable users to invite their LINE friends to download games that they enjoy playing. This, along with a leaderboard that displays scores of the player's LINE friends, encourages our users to connect with their friends through our games and helps them build and enhance their relationships. All LINE Games are initially downloadable for free, typically with options to buy in-game items, such as extra lives or "boosters" that enhance the user's performance level, or to upgrade game versions. Our portfolio of games includes puzzle games, adventure games, board games and role-playing games.

We actively maintain the quality of games introduced on the LINE platform to promote an engaging experience for our users and enhance their overall satisfaction with LINE. To grow our inventory of high-quality games, we continually seek to enhance our in-house game development capability as well as pursue a variety of partnerships, including in the form of equity investments in game developers. In the past, we published most of the games developed by third-party game developers in the markets we serve on a non-exclusive basis. However, our general policy when offering new games on the LINE platform is to enter into new contractual arrangements with third-party game developers to become the exclusive distributor of their games in a particular market. The selection of game titles and pricing of in-game purchase items vary by country subject to local preferences and licensing arrangements for third party-owned intellectual property, and we adjust our portfolio of games from time to time to meet our users' evolving preferences.
•
LINE PLAY.  LINE PLAY is our virtual community that enables users to design their own avatars, or graphic identities selected to represent themselves on screen, write and exchange diaries with other users' avatars, visit other users' avatar rooms and chat with other users who share common interests. Community members can also play interactive games with other users. Users may purchase in-app items to dress up their avatars or decorate their avatar rooms. Unlike our LINE messaging service, LINE PLAY is designed as an open social network where users can communicate freely with other LINE users who are not their LINE friends.

•
LINE NEWS and LINE TODAY.  LINE NEWS is our personalized news-clipping service application that provides users with relevant real-time news stories based on the topics that users are most interested in, such as entertainment, sports, politics, economy, gourmet and fashion. LINE NEWS is also integrated into users' Timelines and sends updates to users through push notifications, which allows seamless access to interesting and important news throughout the day without the need to leave the LINE messaging application. In addition, users can share interesting articles on their Timelines or with their friends through direct messages allowing for vibrant discussions. LINE NEWS is available to our users in Japan, and we offer similar services called LINE TODAY in our major markets outside of Japan.

•
LINE LIVE and LINE TV.  LINE LIVE is a real-time streaming service offered in Japan that allows users to access live streaming personal videos or commercial events, such as concerts and sporting events, provided by artists, celebrities and corporate sponsors. In our major markets outside of Japan, we also offer on-demand video service called LINE TV that allows users to select and watch videos from diversified channels that offer an array of localized content.

•
LINE Manga.  LINE Manga is our online comic book store that enables users to purchase and download from a selection of over 100,000 comic book titles, read comic books on mobile devices and organize purchased titles on a virtual bookshelf. Users can also recommend comic books to their friends and share links to such comic books on their Timelines.

•
LINE MUSIC.  LINE MUSIC is our on-demand music subscription service that enables users to purchase and stream songs, create playlists of their favorite music, send music or playlists directly to friends on the LINE chat screen or share music with friends by streaming it on their Timelines.

•
Miscellaneous.  We also offer a wide range of other applications to further enhance user experience, including B612 (a self-portrait enhancement application), LINE Camera (mobile camera application that enables users to edit, enhance and decorate photos), Fortune (daily fortune telling service), LINE Blog (blogging platform designed to foster greater interaction with celebrities) and Weather (weather forecast service).

Others
•
LINE Friends.  We engage in character marketing using internally-designed LINE characters such as Cony the Rabbit and Brown the Bear, primarily to promote our brand and appeal and further expand our user base. LINE characters initially gained popularity through Stickers and LINE Games that feature them, and we sell official LINE merchandise, such as plush toys, action figures, stationery goods, clothes, tableware and limited-edition collaboration items, at LINE Friends stores located in Korea, China, Japan, Taiwan and Hong Kong. LINE Friends merchandise is also available through online stores. In addition, we license our proprietary LINE characters to third parties for production and sale of various LINE-related merchandise.

•
LINE Part-time Job.  LINE Part-time Job is a part-time job posting service provided through AUBE, Ltd., a joint venture with Intelligence Holdings, Ltd. in which we hold a 49.0% interest. We aim to connect our users who are seeking part-time employment with companies that need part-time employees.

•
LINE Pay.  As part of our efforts to diversify payment options available to LINE users, we launched LINE Pay, our mobile payment service application, in December 2014. LINE Pay enables our users to register their credit cards and make payments, regardless of their mobile carrier, on LINE Store and a number of select online and offline partner retail stores. Depending on location, our users can also transmit funds to each other or withdraw cash from certain banks within their respective countries through LINE Pay by linking their accounts at select banks in their respective countries or adding money to their LINE Pay accounts at convenience stores or ATMs or through internet banking.

We plan to expand the scope of LINE Pay by selectively incorporating it into our applications and exploring local partnership and joint venture opportunities in order to enhance the convenience of our users. For example, we offer "Rabbit LINE Pay" in Thailand through a joint venture with BSS Holdings Group, provider of Rabbit smart cards for mass transit and retail customers. In Japan, we offer LINE Pay Card through our partnership with JCB Co., Ltd., which enables users to use LINE Pay Card for purchases both online and offline anywhere JCB credit cards are accepted using funds deposited to the user's LINE Pay account.
•
LINE Points.  To further promote the use of LINE Pay, we offer LINE Points, a reward program that enables users to earn points that they can use to add to their LINE Pay balance, use points as virtual currency for purchases at LINE Store and online LINE Friends stores or redeem points for vouchers to be used at retail locations such as coffee shops or convenience stores in Japan. Our users can earn LINE Points equal to 2.0% of amounts spent on LINE Pay Card as well as receive LINE Points from advertisers offered through LINE Point Ads.

•
LINE Mobile.  We commenced operations as an MVNO in September 2016 to provide affordably priced plans in Japan utilizing the wireless communication networks of a third-party mobile phone operator. We commenced sales of our SIM cards on Amazon Japan in November 2016 and in select electronics retail stores in Japan in March 2017.

Advertising Products and Services
LINE Advertising
LINE offers targeted and interactive marketing products and services that enable advertisers of various sizes to promote their brands, products and services, amplify their visibility, better target their reach and enhance their advertising message by leveraging our user base. Advertisers can choose to subscribe to one product or service or multiple products or services that are bundled as a package. We have a sales force that is dedicated to attracting and retaining advertising customers and providing support to them throughout various stages of their campaigns, and our direct sales activities are supplemented by utilization of third-party advertising agencies. Advertisements and promotional messages can be instantly delivered to our users because they are displayed on our users' smartphone screens through the LINE messaging application on a real-time basis. In 2016, we launched a new bid-based advertisement distribution system with data analytics capabilities designed to help advertisers better reach their target audience.
Our advertising products and services consist primarily of the following:
Messenger Ads
We offer a wide variety of "messenger ads" or user initiated-advertising solutions that are offered through the LINE messaging application, allowing advertisers to direct their efforts and communication in a more targeted manner. Our messenger ads include:
•
Official Accounts.  Official Accounts are LINE user accounts created for large-scale businesses and celebrities with followers that enable them to send messages directly to LINE users who have added them as a LINE friend. Once added as a LINE friend, such Official Account holder is displayed together with the users' other LINE friends, and the users are instantly alerted of messages through push notifications on their smartphones, as would be the case with any other messages from their LINE friends. Official Accounts enable business enterprises to reach LINE users around the world who are interested in their business, products or services by notifying such users of their latest products and services as well as distributing coupons and promotional information. Celebrities can also promote themselves and their latest works, such as movies and music albums, by connecting with their fans through their Official Accounts. For initial subscriptions we charge a monthly fee based on the contract period and the numbers of messages to be sent to users and updates to be posted on Timelines. For renewed contracts, we charge monthly fees based on the number of users who have added such Official Accounts as their LINE friends.

•
Sponsored Stickers.  Our advertisers can offer "Sponsored Stickers" to LINE users to promote their brands, products and services. We work with advertisers to design sets of Sponsored Stickers, which often feature the advertisers' proprietary characters. Sponsored Stickers are available globally and typically downloadable during a period of four weeks for free by users who add the sponsor as their LINE friend. We charge the advertisers fees based on the number of Sponsored Stickers offered by them as well as a Sticker design fee. Advertisers can add special features to their Sponsored Stickers, such as "Must-View Stickers," a feature that allows users who watch certain videos to download a special set of Stickers, and "Direct Stickers," a feature that allows advertisers to invite users to download Stickers through LINE messages. Advertisers may also add an advertisement on our virtual Sticker shop for an additional fee, as well as offer "Sponsored Themes" that customize the look of the LINE messaging application using the advertisers' proprietary characters.

•
LINE Point Ads.  We offer "LINE Point Ads" to our advertisers which enable our users to receive LINE Points for free upon downloading certain applications, watching certain video commercials created by our advertisers or adding certain Official Accounts as a LINE friend. We charge advertisers a fixed fee per specific action taken by our users. Prior to April 25, 2016, LINE Point Ads was referred to as LINE Free Coins.

•
LINE@.  Our business users can create their own official accounts using our LINE@ application and send messages to, or post announcements on the Timelines of, other users who have added such LINE@ accounts as LINE friends, as well as respond to inquiries from other users on the LINE@ chat screen. For a monthly fee, users with LINE@ accounts can send more messages per month as well as image-based messages containing links to external websites.

•
Business Connect.  Business Connect provides our business partners with a set of tools, application programming interfaces and embeddable widgets that they can use to build customized applications that can be offered on the LINE platform, such as sales platforms, marketing tools and customer relationship management solutions.

Performance Ads
We also offer impression-based "performance ads" that leverage user engagement of our communication tools such as Timeline and content offerings such as LINE NEWS. Our performance ads enable advertisers to display their advertisements to a large number of views, leveraging LINE's position as Japan's leading mobile messaging application with the largest user base, and employ our data analytics capabilities to maximize viewer attention. For example, advertisers are able to track how many customers visit their sites as a result of a specific advertisement campaign on the LINE platform, which helps advertisers make modifications to their advertisement campaigns to enhance their results and achieve a higher return on their investment. We believe that our ability to help advertisers target relevant users will steadily grow over time as we accumulate greater amounts of user data about their engagement activities on the LINE platform.
Our performance ads are sold through a bid-based cost per thousand impressions ("CPM") or cost per click ("CPC") pricing model, depending on the type of advertisement, where an advertiser competes against other advertisers in an auction and bids for a given advertisement spot. For example, image performance ads typically generate revenues based on CPC pricing, while video performance ads typically generate revenues based on CPM pricing. Advertisements are ranked for display based on a combination of the maximum bid set by the advertiser and other factors to determine the relevance of the advertisement, including our analysis of users' engagement activities on the LINE platform. We believe that this favors the advertisements that are most relevant to users, improving the experience for both users utilizing our services as well as advertisers looking for interested customers. Our advertisers pay for qualifying impressions or click‑through volume and can also specify the maximum number of impressions to be displayed.

Our performance ads include:
•
Timeline Ads.  Our advertisers can post advertisements on our users' Timelines, which appear at select locations as users scroll through various postings on their Timeline. Such advertisements may include links to external corporate websites, promotions of application downloads or branding campaigns featuring video clips. Video clips play automatically when a user scrolls through Timeline and reaches a viewport.

•
LINE NEWS Ads.  Our advertisers can post advertisements to certain advertisement spots on LINE NEWS to reach our users. Such advertisements may include links to external corporate websites, promotions of application downloads or branding campaigns.

Portal Advertising
In addition to advertising on our LINE platform, we also offer advertising services on both mobile devices and personal computers through the following portals that we operate:
•
livedoor.  livedoor is a Japanese web portal that brings together information from a wide variety of sources and provides related services such as web search, news, weather and entertainment content and blog hosting. livedoor is one of the largest blogging service providers in Japan.

•
Matome.  We provide a personal web curation platform in Japan called Matome that enables individual users to create web pages that bundle images, links and videos under a specific topic. Such pages help viewers to see information collected from various sources sorted by topic that reflect the curating user's perspectives and experiences on a specific topic.

We typically sell advertising space on these portals and their mobile applications through advertising networks such as Google and Yahoo Japan and through other brokers. From time to time, we also sell advertising space directly to advertisers.
Our Investments
From time to time, we selectively invest in other start-up companies and service providers to further develop services on our LINE platform and to explore possible synergies, especially for services that have gained popularity in markets where we see growth potential for our LINE platform. We make such investments in a variety of ways, including direct acquisitions of equity interests, creation of joint ventures and investments in third-party venture capital and private equity funds. For example, in October 2016, we acquired a 25.0% interest in Snow Corporation, developer and operator of the selfie app SNOW. We plan to transfer some of our camera-related businesses, including B612 and LINE Camera, to Snow Corporation to pursue further synergies, and our interest in Snow Corporation is expected to increase to 48.6% in May 2017. Additionally, in October 2016, we acquired a 22.0% interest in Yume no Machi Souzou Iinkai Co., Ltd., operator of delivery portal site Demae-Can. For further information on our investments in associates and joint ventures, see Note 32 of the notes to our annual consolidated financial statements.

Payment Mechanism for Our Users
Users of LINE and other applications offered on the LINE platform purchase products such as Stickers, in-game items or other in-app items primarily through the payment processing systems established by Google Play for Android-based smartphones and Apple App Store for iOS-based smartphones, for which such payment processing systems charge transaction fees based on a fixed percentage of the price paid by users. In addition, users of iOS- and Android-based smartphones may use LINE Coins as virtual credits for purchase of products and services on the LINE platform. Users may acquire LINE Coins, either by purchasing LINE Coins through their respective payment systems or converting their LINE Points into LINE Coins. We supplement such payment options with LINE Store, our web store accessible from mobile devices and personal computers, where users in select countries have the option to pay with prepaid cards or credit cards or through direct mobile billing that adds the purchase amount to their monthly phone bill. As part of our efforts to diversify payment options available for LINE users, we launched LINE Pay, our mobile payment service application, in December 2014.
Building and Maintaining User Trust
We strive to create products and services that are safe, secure and easy to use. We dedicate significant resources to the goal of building user trust through developing and implementing programs designed to protect user privacy, promote a safe online environment and assure the security of user data.
Privacy and Sharing
People come to LINE to communicate and share their experience with friends. Protecting user privacy is a critical consideration in our product and service development process. Our objective is to give users control over what they share and with whom they share. Our efforts regarding user privacy are fundamental to our business and are focused on assuring control, transparency and accountability as follows:
•
Control.  We believe that by providing our users with clear and easy-to-use controls, we will continue to promote trust in our products and services. We have introduced various personal information control tools and techniques. For example, a user can choose whether other users can search for his or her account and select the scope of the audience for his or her Timeline postings.

•
Transparency.  Our privacy policy relates to our data use practices and privacy features. We also offer a number of tools and features that make disclosure to users on how their information is used on the LINE platform. Our application settings feature enables users to view each of the applications they have chosen to use, the information generally needed by each application, and the audience with whom users have chosen to share their experiences. We believe that our transparency efforts enable users to make more informed decisions about their activities on the LINE platform.

•
Accountability.  We have implemented procedural safeguards as part of our privacy program. These include employing a dedicated team of privacy professionals who are involved in product development from design through launch, conducting ongoing review and monitoring of the way data is handled by existing features and applications and implementing systemic data security practices.

Safety
We generally design our products and services to include safety tools. To communicate directly with other LINE users, each user has the option to register a "LINE ID" to allow other users to find such user through a LINE ID search. Each user may choose whether his or her account is visible to other users' LINE ID searches. We also cooperate regularly with mobile network providers and educators as well as law enforcement officers to promote proper and legal use of the LINE platform.

Security
We invest in technology, processes and people as part of our commitment to safeguarding our users' personal information. We use both third-party developed and proprietary technologies to protect our users, including an intrusion detection system to protect the data entrusted to us, and we rely on multiple layers of network segregation using firewalls to protect against attacks or unauthorized access. Our security team actively scans for security vulnerabilities using commercial tools, penetration tests, code security reviews and internal and external audits. Our internal policy is to implement protective measures to safeguard user information, and we have acquired international certifications in both information security and privacy.
Sales and Marketing
The LINE user community has grown with users inviting their personal contacts to connect with them, supported by our internal efforts to stimulate user awareness and interest, such as advertising and marketing campaigns on television and the internet. As we seek to increase our global footprint, we engage in active advertising and promotional campaigns to build our brand and further expand our user base.
We utilize television commercials and internet and mobile advertising as well as product placements in television shows, often targeting younger generation users. Primarily to increase our brand recognition, we continue to expand the numbers of retail stores and fixed-duration pop-up stores in various markets where shoppers can purchase official LINE merchandise or take photographs with LINE character mascots. We also engage in promotional events and sales of the LINE characters through our LINE Friends stores. Our marketing expenses were ¥18,069 million in 2014, ¥16,596 million in 2015 and ¥11,833 million in 2016, excluding personnel-related costs of our marketing staff. While we believe that our ability to grow through network effects associated with the LINE platform will be fundamental to our growth in global markets, we expect to continue to invest significantly in marketing and promotional activities to further promote such growth.
 We also focus on attracting and retaining advertisers. In Japan, we operate a dedicated sales force focused on providing support to advertisers throughout the stages of the advertising campaign cycle, from pre-purchase decision making to post-campaign analytics. Our direct sales activities are supplemented by third-party agencies that primarily assist with attracting large businesses that may be interested in creating Official Accounts, as well as application developers that may be interested in marketing their applications. We also invest in customer support for our users, platform partners and advertisers, and we regularly host conferences and other events to promote our products and services to platform partners and advertisers. Outside of Japan, we engage in global sales and marketing activities through LINE Plus Corporation. LINE Plus Corporation develops marketing strategies for potential advertisers and regularly works with third-party agencies to promote advertising opportunities with LINE.
Technology
We have assembled a team of highly skilled engineers and computer scientists whose expertise spans a broad range of technical areas. We have made significant investments in scalable infrastructure to support large-scale, real-time messaging systems, data management and analysis technologies and voice and video call quality solutions.

Scalable Infrastructure to Support Large-Scale, Real-Time Messaging Systems
Our products and services are built on distributed computing architecture. We use a combination of off-the-shelf and custom software running on clusters of commodity computers to amass substantial computing capability. We intend to continue to develop server infrastructure that is operationally efficient, scalable and reliable, which is designed to do the following:
•	adapt to meet the needs from increasing user base growth and activities on our platform through decentralized data networks;
•	improve the functionality of servers through automated server management technology, thereby reducing the cost and improving operational agility;
•	automatically detect and respond to errors in our infrastructure components, including application servers, storage infrastructure and system networks; and
•	maintain reliable redundant systems for our infrastructure components in Japan and abroad to reduce the possibility of service interruptions.
Our infrastructure enables the storage and processing of large datasets and deployment of our products to our users on a global basis. As our user base grows and the level of engagement and activities on our platform continues to increase, we will continue to expand our computing infrastructure to sustain and further improve our operating efficiency and to provide our products and services quickly and reliably to all users around the world. Our core messaging system enables real-time processing of a large amount of user traffic and serves as the basis for our LINE platform operations by delivering messages as well as other content generated from LINE Games and other applications offered on the LINE platform on a real-time basis.
Data Management and Analytics Technologies
In order to provide each user with a personalized LINE experience, we process and analyze a vast and growing amount of content shared by our users, developers and advertisers. Accordingly, we have invested in developing technologies and analytics in areas including the following:
•	a storage infrastructure that enables us to securely store hundreds of petabytes of data generated by our users;
•	increased storage capacity for more efficient data distribution;
•	a high-volume business intelligence system that enables large scale data analysis; and
•	a data warehouse infrastructure that provides tools to enable easy data summarization, ad hoc querying and analysis of large datasets.
Advertising Technology
We offer advertisers a powerful medium through which they can reach our large user base in a targeted manner using our array of advertising products and services. Our advertising technology enables millions of relevant, targeted advertisements simultaneously based on content a user views on our platforms. The key elements of our advertising technology include:
•
advertising auction system technology that enables advertisers to compete against other advertisers in an auction and bid for a given advertisement spot as well as automatic delivery of relevant, targeted advertising;

•
contextual advertising technology that considers factors such as optimal ad creatives and quality of landing pages and employs techniques to analyze the content of individual pages and to match advertisements to them; and

•
systems to better analyze user preferences and content consumption patterns that enable advertisers to provide more personalized advertisements and effectively manage their advertising budgets to generate a higher return on their investment.

Voice and Video Call Quality Solutions
We believe that audio and video quality is critical to the enjoyment of the LINE experience, and we have made significant engineering and development efforts to improve our audio and video quality. Key areas of our investments include the following:
•	proprietary audio and video communications technology that can reliably process millions of calls on a daily basis and group calls of up to 200 people at a time; and
•	high performance codec and data transmission technologies and routing algorithms to improve overall call quality and user experience.
Game Development and Publishing Technologies
In order to continue to develop and publish successful games, we have invested in developing technologies designed to allow us to monetize games through in-game purchases, while providing players with an exciting experience. Areas of investment include:
•	ability to conduct large-scale user data analysis during game play; and
•	client/server technology designed to allow simultaneous, secure, fast and stable game play by users around the world.
Competition
We compete against various companies to attract and engage users, some of which have greater financial resources and substantially larger user bases. We face direct competition from other mobile messaging service providers such as Facebook's WhatsApp and Messenger, Tencent's WeChat, Snapchat, Telegram Messenger and Blackberry Messenger, as well as mobile messaging services for specific operating platforms, such as Apple's iMessage. We also face significant competition in almost every aspect of our business, including from companies such as Facebook, Google, Twitter, Yahoo Japan and Snap, which offer a variety of social network services and products as well as online advertising services.
We face competition from game companies, mobile telecommunications companies, e-commerce companies, music streaming companies and other internet-related companies that offer products and services that may compete with specific features of the LINE messaging service or other applications that we offer. We also compete with traditional and online media businesses for a share of advertisers' budgets and in the development of tools and systems for managing and optimizing advertising campaigns. As we introduce new products and our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition.
The key areas in which we compete include:
•
Users and User Engagement.  We compete to attract and retain users. We believe that our ability to compete effectively for users depends on many factors, including the utility, ease of use, performance and reliability of our products and services; price; the amount, quality and timeliness of content generated by our users; our ability to establish and maintain relationships with platform partners; and our reputation and the strength of our brand. We also compete to attract and retain developers to build compelling games and other applications offered on the LINE platform, primarily based on size and composition of our user base, and our ability to drive traffic to developers' applications.

•
Advertising.  A significant portion of our revenue is generated from the sale of advertising services, and we face significant competition for advertiser spending. We believe that our ability to compete effectively for advertiser spending depends on many factors, including the size and composition of our user base; the effectiveness of our advertising targeting capabilities; the timing and market acceptance of our advertising services; our marketing and selling efforts; and the return our advertisers expect to receive from our advertising services.

•
Personnel.  We experience significant competition for highly skilled personnel, including senior management, engineers, designers and product managers. Our growth strategy depends in part on our ability to retain our existing personnel and recruit highly skilled employees. Competition for highly skilled personnel is intense, particularly in Japan where our headquarters is located, and we compete for qualified personnel with online and mobile businesses, other companies in the technology industry and traditional media businesses. We believe that our ability to compete effectively for highly skilled personnel depends on many factors, including a work environment that encourages independence, creativity and innovation; opportunities to work on challenging, meaningful and important products; and compensation.

Regulation
We are subject to a number of Japanese and other foreign laws and regulations that affect companies conducting business on the internet, many of which are still evolving and being, or have not yet been, tested in courts, and could be interpreted in ways that could harm our business. These may involve user privacy, rights of publicity, data protection, telecommunications, liability of providers of online services for activities of their users and other third parties, content, intellectual property, distribution, electronic contracts and other communications, competition, protection of minors, consumer protection, taxation and online payment services. Because our services are accessible worldwide in a variety of countries, certain jurisdictions may claim that we are required to comply with their laws, including even jurisdictions where we have no local entity, employees or infrastructure.
Regulations regarding Privacy and Protection of Personal Information and User Data
We are subject to laws and regulations, as well as pending legislative and regulatory proposals, regarding privacy and protection of user data and personal information, which could affect us in many jurisdictions throughout the world. The application and interpretation of these and other similar international laws and regulations concerning data protection and personal information is often uncertain, particularly in the new and rapidly evolving industry in which we operate, and in certain countries where the scope and interpretation of such laws and their application to the internet is in a state of flux. There is a risk that such laws may be interpreted and applied in conflicting ways in different states, countries, or regions, and in a manner that is not consistent with our current data protection practices. There also may be limited precedent in certain jurisdictions with regard to enforcement or interpretation of these laws.
In Japan, the Act on the Protection of Personal Information and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under this Act, we are required to lawfully use personal information we have obtained within the purpose of use we have specified and take appropriate measures to maintain security of such information. We are also restricted from providing personal information to third parties. An amendment to this Act was enacted in September 2015 and is scheduled to be put into full effect on May 30, 2017. This amendment includes establishment of a new regulatory authority and introduction of new regulation on handling of anonymous personal data and transfer of personal information to foreign countries.

Privacy Policies
We post a privacy policy and terms of service with our applications, in which we describe our practices concerning the use, processing and disclosure of user data. Any failure by us to comply with our posted privacy policy or privacy related laws and regulations could result in proceedings against us by governmental authorities or others, which could harm our business. Our compliance with our privacy policy may be subject to regulation by governmental agencies in various jurisdictions. For example, the U.S. Federal Trade Commission may bring enforcement actions against unfair and deceptive trade practices, including the violation of privacy policies, and European authorities may take actions against violations of privacy policies as well.
Regulations of Telecommunications and Portal Businesses
The Telecommunications Business Act of Japan (the "Telecommunications Business Act") generally requires that those who plan to provide telecommunications services be registered as telecommunications business operators. However, as long as the scale of the telecommunications circuit facilities to be installed for the telecommunication services and the scope of service area to be covered do not exceed certain thresholds set forth in an ordinance of the Ministry of Internal Affairs and Communications of Japan, or fall within a certain category of radio facilities, submission of a notice to the Minister of Internal Affairs and Communications of Japan, rather than registration, is required. We believe that our facilities and services do not exceed such thresholds, and we are subject to notification requirements. Although it is not expressly clear, we believe that our telecommunications service related to LINE Out is not subject to the Telecommunications Business Act since it is provided by LINE Plus Corporation, an overseas entity.
As a telecommunications business operator, we are prohibited from acquiring, using without permission, or leaking private communications (including, but not limited to, the contents of communications, the dates and places of the communications, the names and addresses, telephone numbers and IP addresses). The Telecommunications Business Act also requires a telecommunications business operator to, among other things, provide its service in a fair manner and, in certain emergency situations such as a natural disaster, prioritize important public communications. If, among other things, the acquisition, use without permission or leakage of private communications occurs or is not appropriately prevented in connection with the operation of the telecommunications business, a telecommunications business operator does not satisfy the foregoing requirements, or its business operation is otherwise inappropriate or unreasonable, such telecommunications business operator may be subjected to administrative or criminal sanctions.
The Provider Liability Limitation Act of Japan regulates a provider of communications services (the "specified communications services provider") that circulates electronic information publicly through the internet, and our portal services are subject to such regulations. While this act limits the scope of liability of a specified telecommunications services provider that will be incurred when anyone's rights are infringed upon as a result of the circulation of electronic information in connection with its communications services, it requires a specified communications services provider to disclose certain information related to those who engage in such infringement.
Payment Services Regulations
The Payment Services Act regulates prepaid payment instruments such as the prepaid cards and virtual currencies that we sell in Japan. Because we issue such prepaid instruments, we must comply with certain requirements, including an obligation to deposit or enter into certain guarantee or trust agreements for at least 50% of the total amount of unused amounts or credits represented by the instruments issued as of the end of either the first or third quarter of any year, if such total amount is more than ¥10 million; an obligation to refund any remaining amount of money or virtual currencies if we stop selling prepaid cards or virtual currencies, and general restrictions on refunds in other situations; and an obligation to secure any private information obtained in connection with our prepaid cards and virtual currencies. We may be subjected to administrative or criminal sanctions if we fail to fulfill such obligations.

We must also register with the director of the competent local finance bureau of the Ministry of Finance if our prepaid payment instruments can be used to purchase goods or services that are offered not only by ourselves or other closely related parties, including our affiliates, but also by third parties. We issue such instruments, and we are registered with the Director of the KLFB. The Director is authorized to issue a business improvement order or business suspension order, or cancel our registration if we fail to comply with such regulations.
The Payment Services Act also regulates funds transfer services. As our service allows our users to remit funds to each other or withdraw or deposit cash at convenience stores, ATMs or through internet banking, in each case up to ¥1 million, by linking their accounts at select banks, we are required to register and have registered with the Director of the KLFB. We must also comply with certain other requirements, including an obligation to deposit or enter into certain credit guarantee or trust agreements for the greater of ¥10 million or the full amount of our outstanding obligations as service provider payable to transferees in Japan plus the costs associated with exercise of their rights as creditors of our funds transfer service. The Director of the KLFB is authorized to issue a business improvement order, a business suspension order or cancel our registration if we fail to comply with such regulations.

Various laws and regulations in the United States, such as the Bank Secrecy Act, the Dodd-Frank Act, the USA Patriot Act, and the Credit Card Act, impose certain anti-money laundering requirements on companies that are financial institutions or that provide financial products and services. Under these laws and regulations, financial institutions are broadly defined to include money services businesses such as money transmitters, check cashers, and sellers or issuers of stored value. Requirements imposed on financial institutions under these laws include customer identification and verification programs, record retention policies and procedures and transaction reporting. We do not believe that we are a financial institution subject to these laws and regulations. However, it is possible that payments and other transactions on the LINE platform could deem us a financial institution subject to applicable U.S., state or foreign regulations.
Regulations on Advertising
The Premiums and Representations Act of Japan stipulates the restricted methods and means of various advertisements, representations and sales promotions, in a broad sense. When we advertise our products or services, such as games, on the internet, we must provide appropriate information under this Act, so as not to mislead our users.
In addition, regulations promulgated under the Premiums and Representations Act of Japan prohibit the inclusion in our games of certain mechanisms that are considered to excessively promote in-game purchases. These mechanisms typically feature a system in which users may pay for the chance to win an in-game item by random selection from different items, with certain combinations of items won providing users with special premium in-game items.
Regulations to Protect Minors
The Act on Establishment of Enhanced Environment for Youths' Safe and Secure Internet Use of Japan regulates an administrator of servers publicly accessible through the internet (the "specified server administrator"), aiming to protect youths under the age of eighteen. Under this act, if the specified server administrator learns of any situation where harmful information that materially impairs the sound growth of youths has been provided, or it makes such information available to the public through the internet by the use of its servers, it will be required to make efforts to take measures to prevent youths from accessing such information. The specified server administrator is also required to make efforts to establish a system to receive information or inquiries from the public regarding any harmful information it sends, and to prepare and keep records of any measures that it has taken to prevent underage access to harmful information.

The Act on Regulation on Soliciting Children by Using Opposite Sex Introducing Service on Internet of Japan requires that those who operate an opposite sex introduction service through the internet submit a notification to the Public Safety Commission, and strive to take certain actions to prevent sexual offenses against children conducted through an opposite sex introduction service through the internet. Although we believe that none of our products or services fall within the definition of an "opposite sex introduction service," it is not expressly clear whether our interpretation is correct. In the event that any regulatory authority or court adopts a different interpretation, we may become subject to the regulations applicable to opposite sex introduction services under this Act, including the administrative or criminal sanctions thereunder.
Item 4.C.    Organizational Structure
As of December 31, 2016, we had 11 Japanese subsidiaries and 16 overseas subsidiaries. The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries:
Name	Jurisdiction of Incorporation	Percentage of Ownership
LINE Book Distribution Corporation	Japan	52.00%
LINE Business Partners Corporation	Japan	100.00%
LINE Fukuoka Corp.	Japan	100.00%
LINE GAME Global Gateway, L.P.	Japan	100.00%
LINE Life Global Gateway, L.P.	Japan	100.00%
LINE Mobile Corporation	Japan	100.00%
LINE Pay Corporation	Japan	100.00%
LINE Ventures Corporation	Japan	100.00%
M.T. Burn Corporation	Japan	50.50%
WebPay Holdings, Inc.	Japan	100.00%
WebPay, Inc.	Japan	100.00%
LINE Digital Technology (Shanghai) Limited.	China	100.00%
LINE Digital Technologies India Private Limited	India	100.00%
PT. LINE PLUS INDONESIA	Indonesia	99.80%
LINE Biz Plus Corporation	Korea	100.00%
LINE C&I Corporation	Korea	100.00%
LINE Friends Corporation	Korea	100.00%
LINE PLAY Corporation	Korea	100.00%
LINE Plus Corporation	Korea	100.00%
LINE BIZ+ PTE. LTD	Singapore	100.00%
Line Biz+ Taiwan Limited	Taiwan	100.00%
LINE Taiwan Limited	Taiwan	100.00%
LINE BIZ Plus Ltd.	Thailand	50.00%
LINE Company (Thailand) Limited	Thailand	50.00%
MixRadio Limited	United Kingdom of Great Britain and Northern Ireland	100.00%
LINE Euro-Americas Corp.	United States of America	100.00%
LINE Vietnam Co., Ltd	Vietnam	95.00%

For further details on our subsidiaries, see Note 30 of the notes to our annual consolidated financial statements.

Item 4.D.    Property, Plants and Equipment
As of December 31, 2016, we had ¥9,029 million of property and equipment, which primarily consisted of our servers and networking equipment, and leased office facilities in Japan and other countries, including approximately 118,000 square feet for our corporate headquarters in Tokyo, Japan. We have entered into a lease to move our head offices to a new location in Shinjuku, Tokyo and plan to relocate in April 2017.

Item 4A.     Unresolved Staff Comments
We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act of 1934.
Item 5.        Operating and Financial Review and Prospects
Item 5.A.    Operating Results
Overview
We are a leading global platform for mobile messaging and communication services, content distribution and services related to daily life. Our mobile messaging application, which is the foundation of our "messaging services" and operates on all major mobile operating systems, enables our users to communicate through free instant messaging, Stickers and voice and video calls and serves as a smart portal to our other applications and services. We provide users with access to a wide range of social and interactive content and services that satisfy our users' individual needs for access to information and entertainment such as mobile games and music through our "content services," as well as connected solutions that aim to satisfy increasingly sophisticated day-to-day needs of LINE users and further enhance their welfare, such as payment services and job posting, restaurant reservation and taxi booking services, through our "life services." We believe that the integration on our LINE platform of content and services offers our users a convenient way to connect and have fun with their family and friends, explore and share their interests and satisfy their daily needs with greater ease, which we believe enriches the user experience and ultimately contributes to higher user loyalty, while creating value for advertisers by connecting them with their target audience using the LINE platform.
We believe LINE is the leading mobile messaging application in Japan, Taiwan and Thailand in terms of number of users, and we have obtained substantial numbers of users in other parts of Asia, including Indonesia. We have achieved this growth through active marketing of LINE as well as customizing our content offerings to suit local preferences and needs. We believe the scale and growth of our user base in many countries provide us with powerful network effects, whereby LINE becomes more valuable with more users and creates additional incentives for existing users to encourage new users to join and to stay connected to their circle of friends. We benefit from such network effects where more activity on LINE leads to the creation and distribution of more content, which in turn attracts more users, platform partners and advertisers. We will continue to invest in new products and services and enhancements to our existing products and services, with the goal of further expanding our user base and increasing user engagement.
We generate revenue in a variety of ways and from various participants active on our global platform. Our revenues are primarily generated from our advertising products and services, LINE Games and Stickers. While our revenue growth prior to 2016 has been led primarily by LINE Games and Stickers, our revenue growth in 2016 was primarily driven by our advertising products and services, particularly the growth of our "performance ads" such as Timeline Ads and LINE NEWS Ads. We generated revenues of ¥86,366 million in 2014, ¥120,406 million in 2015 and ¥140,704 million in 2016, representing revenue growth of 39.4% from 2014 to 2015 and 16.9% from 2015 to 2016.

Factors Affecting Our Financial Condition and Results of Operations
Our financial condition and results of operations have been and will continue to be materially affected by a number of factors and developments, some of which are outside of our control, including the following:
•	user growth;
•	user engagement;
•	monetization;
•	products and services innovation;
•	marketing and brand promotion;
•	competition;
•	investment in talent; and
•	seasonal fluctuations.
User Growth
MAUs are a measure of the size of our active user base. We define MAUs in a given month as the number of user accounts that (i) accessed the LINE messaging application or any LINE Game through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during that month. MAUs for the months indicated were as follows:

	For the month of
	Mar. 2014	Jun. 2014	Sep. 2014	Dec. 2014	Mar. 2015	Jun. 2015	Sep. 2015	Dec. 2015	Mar. 2016	Jun. 2016	Sep. 2016	Dec. 2016
	(in millions)
Total MAUs	159	170	179	190	205	211	212	215	218	220	220	217
Japan	45	47	49	51	54	55	57	58	61	62	64	66
Taiwan, Thailand and Indonesia	44	49	54	62	70	76	81	87	91	95	98	101

The growth in MAUs affects our revenues and financial performance by influencing the volume of transactions on LINE, the number of advertisers we are able to attract and the rates we can charge such advertisers, as well as our expenses. In December 2016, we had 217 million MAUs globally, including a total of 167 million MAUs in Japan, Taiwan, Thailand and Indonesia. We intend to pursue MAU growth, particularly in Asia, where we have established significant brand recognition and market positioning through localized services and products. For example, we try to incentivize additional users to exchange messages and add more friends through promotional events, as well as broaden the ways users can interact with their friends on our games and other content applications.
User Engagement
Changes in user engagement also affect our revenues and financial performance. Growth in user engagement enhances our ability to deliver relevant content to users and increase the opportunities for us to generate revenues. Growth in user engagement also generally results in increases in our expenses and capital expenditures required to support user activity. Our average DAUs in December 2016 represented approximately 63% of our MAUs globally and 72% of our MAUs in our four largest markets of Japan, Taiwan, Thailand and Indonesia in December 2016.

We measure user engagement of communication products and services using various metrics, including daily average number of messages sent and received and daily average number of Stickers sent. While sending and receiving messages is free, when sending messages, our users often include in their messages purchased Stickers, which is our primary revenue source within our communication products offerings. In addition, these metrics affect the attractiveness of our LINE advertising products and services as a medium for advertisers, which in turn impacts our advertising revenue. Such metrics for the months indicated were as follows:

	For the month of
	Mar. 2014	Jun. 2014	Sep. 2014	Dec. 2014	Mar. 2015	Jun. 2015	Sep. 2015	Dec. 2015	Mar. 2016	Jun. 2016	Sep. 2016	Dec. 2016
	(in millions)
Daily average number of messages sent.	2,860	3,100	3,190	3,372	3,764	4,051	3,997	4,048	4,211	4,347	4,404	4,382
Daily average number of messages received	6,519	8,071	9,244	11,048	12,889	15,555	15,160	15,534	16,186	17,866	19,998	20,682
Daily average number of Stickers sent	346	350	328	335	358	397	379	388	389	397	384	407

We measure user engagement of LINE Games primarily using MAUs of LINE Games. While downloading LINE Games is free, our active users often purchase in-game items to enhance their game experience, which is a key revenue source for us. MAUs of LINE Games may fluctuate depending on the level of popularity of our game titles at any given time. The MAUs of LINE Games for the months indicated were as follows:

	For the month of
	Mar. 2014	Jun. 2014	Sep. 2014	Dec. 2014	Mar. 2015	Jun. 2015	Sep. 2015	Dec. 2015	Mar. 2016	Jun. 2016	Sep. 2016	Dec. 2016
	(in millions)
MAUs of LINE Games(1)	35	34	33	39	38	36	32	32	31	29	27	27
____________
(1)	Represents the number of user accounts that accessed any LINE Game through mobile devices at least once during the month indicated.

Monetization
Our ability to monetize the increase in our user base and our users' engagement with LINE is critical to our financial performance. We currently generate a substantial portion of our revenues from our advertising products and services, including Official Accounts, Sponsored Stickers, LINE Point Ads, Timeline Ads and LINE NEWS Ads, as well as LINE Games and Stickers. Our approach in each market is to build a large user base through our LINE messaging application, promote user engagement and introduce and enhance entertainment and other content and services, all of which lead to greater monetization opportunities and enhanced media value for our advertising business. We plan to continue to invest in product development, including localization of existing products and services for new markets, and explore ways to pursue additional monetization opportunities.
MPUs are a measure of the number of our paying users, which we review to measure our ability to monetize our user base. We define MPUs in a given month as the number of user accounts that made (i) a payment for Stickers, Themes or LINE Out on the LINE messaging application through mobile devices or personal computers or (ii) a payment relating to any LINE Game through mobile devices, in each case at least once during that month.

We review MPUs, including MPUs of LINE Games, as a measure to evaluate trends in monetization. MPUs, including MPUs of LINE Games, may fluctuate depending on the level of success of our monetization efforts utilizing the line-up of our products and services. The following table sets forth the number of our MPUs and MPUs of LINE Games for the months indicated:

	For the month of
	Mar. 2014	Jun. 2014	Sep. 2014	Dec. 2014	Mar. 2015	Jun. 2015	Sep. 2015	Dec. 2015	Mar. 2016	Jun. 2016	Sep. 2016	Dec. 2016
	(in millions)
Total MPUs(1)	5.4	6.7	7.0	8.2	7.5	7.9	8.2	8.8	8.4	8.1	7.8	9.4
MPUs of LINE Games(2)	1.5	1.4	1.4	1.8	1.5	1.4	1.4	1.6	1.6	1.4	1.4	1.3
____________
(1)
Represents the number of user accounts that made (i) a payment for Stickers, Themes or LINE Out on the LINE messaging application through mobile devices or personal computers or (ii) a payment relating to any LINE Game through mobile devices, in each case at least once during the month indicated.

(2)	Represents the number of user accounts that made a payment relating to any LINE Game through mobile devices at least once during the month indicated.

We also review various performance indexes, including number of Official Accounts for messenger ads, paid impressions for performance ads and page views for portal ads, to evaluate trends in monetization through our advertising services and products.  A paid impression is the display of an advertisement to a user while accessing our products and services for which we generate revenues.  Because our performance ads are sold through either a bid-based CPM or CPC pricing model in which the advertiser pays for qualifying impressions or click-through volume, the number of paid impressions displayed is an indicator of our ability to monetize our users' viewing of advertisements on the LINE platform.  In recent years, an increasing portion of our revenues has been generated through such monetization, and a breakdown of our advertising revenues by major category is as follows:
	For the Year Ended December 31,
	2014		2015		2016
	Amount	%	Amount	%	Amount	%
	(in millions of yen, except percentages)
Advertising:
LINE advertising (1)	~~Y~~ 14,603	62.3%	~~Y~~ 26,487	72.7%	~~Y~~ 44,521	81.4
Portal advertising (2)	8,841	37.7	9,925	27.3	10,186	18.6
Total	~~Y~~ 23,444	100.0%	~~Y~~ 36,412	100.0%	~~Y~~ 54,707	100.0%
____________
(1)	Primarily consists of revenues from advertising services offered on LINE, including Official Accounts, Sponsored Stickers, LINE Point Ads, Timeline Ads and LINE NEWS Ads.
(2)	Primarily consists of revenues from advertising services offered on livedoor and Matome.
We intend to invest in our global operations in order to increase monetization outside of Japan, especially in our three other key countries of Taiwan, Thailand and Indonesia. We generated 75.8%, 70.4% and 71.7% of our revenues in Japan in 2014, 2015 and 2016, respectively, and we expect to continue to derive a significant portion of our revenues from Japan in the near future. Certain global markets are not as familiar with new forms of digital advertising, such as our Official Accounts, Sponsored Stickers, LINE Point Ads and Timeline Ads. In such markets, we are investing in marketing efforts to help our users and advertisers understand and take advantage of the benefits of products and services offered on the LINE platform.

Products and Services Innovation
Our ability to increase the size of our user base and engagement of our users, attract platform partners and advertisers and generate revenues will depend in part on our ability to create successful new products and services, both independently and in conjunction with third parties. We plan to continue to make significant investments in product development and, from time to time, we may acquire companies to further enhance our products, services and technical capabilities.

As part of our efforts to provide innovative products and services, we launched Business Connect and LINE@ that help business partners integrate their online and offline advertising to better reach and communicate with customers, and recently introduced performance ads such as Timeline Ads and other advertisements that utilize our various communication and content offerings, to allow advertisers to effectively reach a larger number of LINE users. To increase the availability of high-quality content on the LINE platform, in December 2015 we expanded LINE NEWS, our personalized news-clipping service that provides users with relevant real-time news stories based on the topics that users are most interested in, such as entertainment, sports, politics, economy, gourmet and fashion, and launched LINE LIVE, a real-time streaming service that allows users to access live streaming personal videos or commercial events, such as concerts and sporting events, provided by artists, celebrities and corporate sponsors. Both LINE NEWS and LINE LIVE send updates to users through push notifications that users can check easily without having to leave the LINE messaging application.
Our operating results have been, and will continue to be, affected by our ability to stimulate customer demand for new and upgraded products and to anticipate and respond to emerging customer preferences and demands by ensuring continuing and timely development of new products and services, as well as enhancements to existing products and services. New services will incur additional operating expenses with uncertainty on timing and level of monetization.
Marketing and Brand Promotion
As we continue to increase our footprint, we engage in active marketing campaigns to promote new products and services, build our brand and expand our user base. We utilize television commercials and internet and mobile advertising, often targeting younger generation users. Our marketing expenses, which consist primarily of costs related to advertising on mass media (primarily television advertising) and advertising on mobile applications (particularly mobile games), but excluding personnel-related costs of our marketing staff, were ¥18,069 million, ¥16,596 million and ¥11,833 million in 2014, 2015 and 2016, respectively. While we believe that our ability to grow through network effects will be fundamental to our growth, we expect to continue to invest significantly in marketing activities, including activities to further promote the growth we have experienced to date as we enter new markets and seek to expand our presence in existing markets. Our quarterly marketing expense has fluctuated in the past and will fluctuate in the future.
Competition
We compete against many companies in different industries and markets to attract and engage users and for advertiser spending. We must compete effectively for users and advertisers in order to grow our business and increase our revenues. Scale benefits and other advantages may allow our competitors to respond more quickly and effectively than us to a rapidly evolving environment in the mobile internet industry, including industry consolidation that may result in increased competition. We will continue to invest in our products and services for users and advertisers and to grow our active user base in order to address the competitive challenges in our industry. As part of our strategy to improve our products and services, we may acquire other companies to add talent or complementary products and technologies.
Investment in Talent
We intend to continue to invest in hiring and retaining talented employees to grow our business and increase our revenues. We had 3,085 full-time employees as of December 31, 2016, compared to 2,454 as of December 31, 2015 and 1,783 as of December 31, 2014. We expect to increase our personnel for the foreseeable future as we continue to invest in the growth of our business. We have also made and intend to continue to make acquisitions that increase the number of our engineers, designers, product managers and other personnel with specific technology expertise. In addition, we must retain our high-performing personnel in order to continue to develop, sell and market our products and services and manage our business.

We offer stock options for our directors and employees. For a discussion of our stock options, see Note 27 of the notes to our annual consolidated financial statements and "Item 6.E. Share Ownership." The stock options vest upon the satisfaction of service conditions. In connection with our stock option awards, we recorded expenses of ¥2,975 million, ¥11,213 million and ¥9,519 million in 2014, 2015 and 2016, respectively.
Seasonal Fluctuations
Our quarterly operating results may fluctuate significantly from period to period based on the seasonality of user spending for products and services offered on our LINE platform, such as Stickers for which various promotions may be offered either by us or by our advertisers in the year-end holiday season. In Japan, where a majority of companies end their fiscal year on March 31, advertising spending is traditionally stronger between September and March due to the year-end effects and companies in Japan trying to spend their advertising budgets before the close of their fiscal year. This seasonality in advertising has affected our quarterly results, with higher sequential advertising revenue growth from the third quarter to the fourth and then first quarter compared to slower growth or a decline in revenues and profits between the first quarter and the second quarter. For these reasons, a sequential quarter-to-quarter or year-to-year comparison is not necessarily a good indication of our performance or of how our business will perform in the future. As the percentage of our advertising revenues increases, such seasonal impact may become more pronounced in the future.
Major Components of Results of Operations
Revenues
We generate revenues from our LINE business and portal business. Revenues from our LINE business primarily consist of revenues from communication products and services on LINE, content on LINE and advertising on LINE, while revenues from our portal business consist of revenues from advertising on our livedoor and Matome portal sites. A breakdown of our revenues by major category is as follows:

	For the year ended December 31,
	2014		2015		2016
	Amount	%	Amount	%	Amount	%
	(in millions of yen, except percentages)
Communication and content:
Communication (1)	~~Y~~ 20,690	24.0%	~~Y~~ 28,725	23.9%	~~Y~~ 29,290	20.8%
Content (2)	40,449	46.8	49,284	40.9	44,784	31.8
Others (3)	1,783	2.1	5,985	5.0	11,923	8.5
Sub-total	62,922	72.9	83,994	69.8	85,997	61.1
Advertising:
LINE advertising (4)	14,603	16.9	26,487	22.0	44,521	31.6
Portal advertising (5)	8,841	10.2	9,925	8.2	10,186	7.3
Sub-total	23,444	27.1	36,412	30.2	54,707	38.9
Total	~~Y~~ 86,366	100.0%	~~Y~~ 120,406	100.0%	~~Y~~ 140,704	100.0%
____________
(1)	Primarily consists of revenues from Stickers, Creators Market and Themes.
(2)	Primarily consists of sales of virtual items of LINE Games and LINE PLAY.
(3)
Primarily consist of revenues from character marketing, such as sales of LINE characters merchandise at our retail stores and licensing of LINE characters' copyrights. Also include revenues from LINE Part-time Job, LINE Pay and LINE Mobile.

(4)	Primarily consists of revenues from advertising services offered on LINE, including Official Accounts, Sponsored Stickers, LINE Point Ads, Timeline Ads and LINE NEWS Ads.
(5)	Primarily consists of revenues from advertising services offered on livedoor and Matome.
For a discussion of details on how we recognize revenues for different services, see Note 3(21) of the notes to our annual consolidated financial statements.

Operating Expenses
The following are the principal components of our operating expenses:
•
Payment processing and licensing expenses.  Payment processing and licensing expenses consist primarily of (i) processing fees paid to Apple and Google, our payment processing service providers, incurred from the sale of virtual items for internally-developed games and Stickers, and (ii) licensing fees paid to owners of third-party content used in Stickers and other products and services on a revenue-sharing basis.

•	Employee compensation expenses. Employee compensation expenses are our personnel-related costs, including salaries, benefits and share-based compensation.
•
Marketing expenses.  Our marketing expenses consist primarily of costs related to (i) advertising on mass media, primarily television advertising and (ii) advertising on mobile applications. To a lesser extent, we also incur marketing expenses related to brand promotional events. Our marketing expenses do not include compensation expenses of our marketing personnel, which are included in employee compensation expenses.

•
Infrastructure and communication expenses.  Infrastructure and communication expenses consist primarily of co-location charges incurred by us that are required for operation of the LINE platform and data centers, including fees for data transmission, data center infrastructure fees for maintenance of a suitable operating environment, server rental fees and server connection fees.

•
Authentication and other service expenses.  Authentication and other service expenses primarily relate to (i) fees paid for mobile phone number authentication services, (ii) fees paid for server maintenance activities and (iii) fees paid to customer service center operators as well as outsourcing service providers, in each case for services outsourced to third parties on a fixed-fee basis.

•
Depreciation and amortization expenses.  Depreciation and amortization expenses primarily relate to depreciation of property and equipment, which is computed using the straight-line method based on the depreciable amount of the assets over their respective useful lives.

•	Other operating expenses. Other operating expenses primarily relate to rent, travel, professional fees, supplies, taxes and dues, office relocation expenses and other miscellaneous operating expenses.
We plan to continue to expand our business globally. We plan to continue increasing the capacity and enhancing the capability and reliability of our infrastructure to support user growth and increased activity on our LINE platform. We also plan to continue to invest in marketing activities to increase brand awareness, promote launching of new services and expand our user base and advertiser base. Some of our operating expenses, such as employee compensation expenses, are relatively fixed, and other expenses, such as marketing expenses, may not directly correspond to revenues in the same period. We expect that our operating expenses will increase for the foreseeable future and may vary in the near term from period to period as a percentage of revenues.
Finance Income and Finance Costs
Our finance income primarily consists of interest income, and our finance costs primarily consist of interest expense.

Income Tax Benefits (Expenses)
Our income tax benefits (expenses) mainly consist of current income taxes in Japan and Korea, and deferred income taxes and changes in the related assessment of the recoverability of deferred tax assets reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes. Under Japanese tax regulations that took effect on April 1, 2014, the statutory tax rate applicable to corporations was reduced from 38.0% to 35.6% for taxable years beginning on or after April 1, 2014. Under current Korean tax regulations, the statutory tax rate is approximately 22.0%. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled.
Profit (Loss) from Discontinued Operations, Net of Tax
On September 19, 2014, our board of directors approved a plan to dispose of our data management business which consisted of data storage and server hosting services. The operations of the data management services business were classified as discontinued operations on September 19, 2014, and the disposition was completed on September 30, 2014 through a sale to a subsidiary of NHN Entertainment Corporation, an online game portal company that was spun off from NAVER Corporation in August 2013.
On February 12, 2016, after careful assessment of the overall performance of MixRadio, the financial challenges posed by the music streaming market, changing market conditions, an increase in the cost of maintaining the business and a shift in our overall priorities, our board of directors approved the abandonment of our MixRadio operations, which abandonment became effective on March 21, 2016. As a result, we have retrospectively classified the MixRadio business as a discontinued operation in our consolidated financial statements as of and for the year ended December 31, 2015 and recognized impairment charges of ¥4.6 billion in the fourth quarter of 2015. We also incurred additional restructuring costs of ¥1,183 million for employee termination benefits and ¥127 million for the termination of office lease contracts, in the first three months of 2016 as a result of the abandonment of the MixRadio operations. For more information, see Note 11 and Note 23 of the notes to our annual consolidated financial statements.
The results of the above discontinued operations for 2014, 2015 and 2016 were as follows:

	For the year ended December 31,		Changes		For the year ended December 31,		Changes
	2014	2015	Amount	%	2015	2016	Amount	%
	(in millions of yen)		(in percentage)		(in millions of yen)		(in percentage)
Revenues	¥3,477	¥264	¥(3,213)	(92.4)%	¥264	¥444	¥179	67.9%
Other income	1	—	(1)	(100.0)	—	9	9	—
Expenses(1)	(3,087)	(11,767)	(8,681)	281.2	(11,767)	(3,179)	8,589	(73.0)
Gain (loss) on the disposal of discontinued operations(2)	2,456	—	(2,456)	(100.0)	—	—	—	—
Profit (loss) before tax from discontinued operations	2,847	(11,503)	(14,350)	N/A (4)	(11,503)	(2,726)	8,777	(76.3)
Income tax expenses on ordinary activities	(216)	—	216	(100.0)	—	—	—	—
Income tax (expenses)/benefits on distribution and disposal(2)(3)	261	3,915	3,653	1,396.1	3,915	744	(3,170)	(81.0)
Profit (loss) for the period from discontinued operations	¥2,892	¥(7,588)	¥(10,480)	N/A (4)	¥(7,588)	¥(1,982)	¥5,606	(73.9)%

____________
(1)
The expenses for the year ended December 31, 2015 include impairment losses incurred attributable to the MixRadio segment. The expenses for the year ended December 31, 2016 include employee termination benefits of ¥1,165 million and office lease termination fees of ¥126 million, both incurred in connection with the abandonment of MixRadio on March 21, 2016.

(2)
We recognized a gain of ¥2,456 million on the disposal of the data management business for financial accounting purposes on a consolidated basis. However, for income tax purposes, we recognized a loss on the disposal of the data management business, based on the book value of its investment in the data management subsidiaries on a stand-alone basis. Accordingly, we recorded ¥261 million of income tax benefits on the loss on sale for the year ended December 31, 2014.

(3)
The income tax benefits of ¥3,915 million and ¥744 million are mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred losses during the years.

(4)	N/A means not applicable.
For further information regarding discontinued operations, see Note 23 of the notes to our annual consolidated financial statements.

Results of Operations
The following table presents our selected statements of profit or loss data for the periods indicated.
	For the year ended December 31,
	2014	2015	2016
	(in millions of yen)
Revenues and other operating income:
Revenues	¥86,366	¥120,406	¥140,704
Other operating income	296	474	5,892
Total revenues and other operating income	86,662	120,880	146,596
Operating expenses:
Payment processing and licensing expenses	(20,598)	(28,742)	(29,781)
Employee compensation expenses	(18,289)	(35,572)	(39,445)
Marketing expenses	(18,069)	(16,596)	(11,833)
Infrastructure and communication expenses	(4,492)	(7,712)	(7,770)
Authentication and other service expenses	(7,874)	(12,133)	(14,394)
Depreciation and amortization expenses	(2,370)	(3,733)	(5,100)
Other operating expenses	(8,555)	(14,432)	(18,376)
Total operating expenses	(80,247)	(118,920)	(126,699)
Profit (loss) from operating activities	6,415	1,960	19,897
Finance income	86	71	87
Finance costs	(137)	(106)	(65)
Share of loss of associates	(167)	(205)	(833)
Gain (loss) on foreign currency transactions, net	66	(520)	(43)
Other non-operating income	—	157	9
Other non-operating expenses	—	(1,887)	(1,062)
Profit (loss) before tax from continuing operations	6,263	(530)	17,990
Income tax benefits (expenses)	(7,151)	146	(8,904)
Profit (loss) for the period from continuing operations	(888)	(384)	9,086
Profit from discontinued operations, net of tax	2,892	(7,588)	(1,982)
Profit (loss) for the period	¥2,004	¥(7,972)	¥7,104

The following table presents our selected statements of profit or loss data as percentages of total revenues for the years indicated.

	For the year ended December 31,
	2014	2015	2016

Revenues and other operating income:
Revenues	100.0%	100.0%	100.0%
Other operating income	0.3	0.4	4.2
Total revenues and other operating income	100.3	100.4	104.2
Operating expenses:
Payment processing and licensing expenses	(23.8)	(23.9)	(21.2)
Employee compensation expenses	(21.2)	(29.5)	(28.0)
Marketing expenses	(20.9)	(13.8)	(8.4)
Infrastructure and communication expenses	(5.2)	(6.4)	(5.5)
Authentication and other service expenses	(9.1)	(10.1)	(10.2)
Depreciation and amortization expenses	(2.7)	(3.1)	(3.6)
Other operating expenses	(9.9)	(12.0)	(13.1)
Total operating expenses	(92.8)	(98.8)	(90.0)
Profit (loss) from operating activities	7.5	1.6	14.1
Finance income	0.1	0.1	0.1
Finance costs	(0.2)	(0.1)	(0.0)
Share of loss of associates	(0.2)	(0.2)	(0.6)
Gain (loss) on foreign currency transactions, net	0.1	(0.4)	(0.0)
Other non-operating income	—	0.1	0.0
Other non-operating expenses	—	(1.5)	(0.8)
Profit (loss) before tax from continuing operations	7.3	(0.4)	12.8
Income tax benefits (expenses)	(8.3)	0.1	(6.3)
Profit (loss) for the period from continuing operations	(1.0)	(0.3)	6.5
Profit from discontinued operations, net of tax	3.3	(6.3)	(1.5)
Profit (loss) for the year	2.3%	(6.6)%	5.0%

Comparison of the Years Ended December 31, 2015 and 2016
Revenues
The following table presents a breakdown of our revenues by major services and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
Communication and content:
Communication	¥28,725	¥29,290	¥565	2.0%
Content	49,284	44,784	(4,500)	(9.1)
Others	5,985	11,923	5,937	99.2
Sub-total	83,994	85,997	2,003	2.4
Advertising:
LINE advertising	26,487	44,521	18,035	68.1
Portal advertising	9,925	10,186	261	2.6
Sub-total	36,412	54,707	18,296	50.2
Total	¥120,406	¥140,704	¥20,299	16.9%
Our revenues increased by 16.9%, or ¥20,299 million, from ¥120,406 million in 2015 to ¥140,704 million in 2016 primarily due to increases in revenues of LINE advertising and LINE character marketing, which were offset in part by a decrease in revenues from content. The significant increase in the growth of "performance ads" such as Timeline Ads and LINE NEWS Ads as well as the continued growth of "messenger ads" including Official Accounts, LINE Point Ads, LINE@ and Business Connect contributed to the growth in revenues from LINE advertising. Our MPUs increased from 8.8 million in December 2015 to 9.4 million in December 2016. Our total MAUs increased only slightly from 215 million in December 2015 to 217 million in 2016, but MAUs in our four key countries increased from 145 million to 167 million during the same period, helping to drive growth in revenues from LINE advertising.

Communication and Content

	For the year ended December 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
Communication	¥28,725	¥29,290	¥565	2.0%
Percentage of revenues	23.9%	20.8%
Content	49,284	44,784	(4,500)	(9.1)
Percentage of revenues	40.9%	31.8%
Others	5,985	11,923	5,937	99.2
Percentage of revenues	5.0%	8.5%
Total communication and content	¥83,994	¥85,997	¥2,003	2.4%
Percentage of revenues	69.8%	61.1%

Communication. Revenues from communication increased slightly by 2.0%, or ¥565 million, from ¥28,725 million in 2015 to ¥29,290 million in 2016 primarily due to increases in the volume of Stickers sold on Creators Market and the volume of Theme sales, which were partially offset by a decrease in the volume of our other Sticker sales.

The increase in the volume of Stickers sold on Creators Market was driven by an improvement in the selection process enabling our users to more easily offer their self-designed Stickers for sale, as well as increased public awareness of the Creators Market as a result of marketing activities. The decrease in the volume of our other Sticker sales was driven by lower sales volume of our new Sticker products launched in 2016 compared to 2015, which was offset in part by an increase in MPUs for Stickers offered by us in 2016 compared to 2015 primarily due to time-limited discount promotions and other special offers made in 2016.
Content. Revenues from content decreased by 9.1%, or ¥4,500 million, from ¥49,284 million in 2015 to ¥44,784 million in 2016 primarily due to a decrease in the sales volume of in-game items for LINE Games.
The decrease in the sales volume of in-game items was primarily driven by decreases in revenues from games developed by third-parties. In addition, we launched fewer games in 2016 compared to 2015. With respect to our internally-developed games, significant decreases in revenues from games that were launched in 2014 such as LINE Rangers were more than offset by significant increases in revenues from our games that were launched in 2015, including LINE BrownFarm and LINE Bubble2. For internally-developed games, we recognize as revenues the gross amount of consideration paid by users which amplifies the impact of purchases of in-game items on our revenue increase compared to third-party developed games, for which we recognize as revenues the net proceeds after deducting amounts paid to third-party game developers and payment processing service providers. See "— Major Components of Results of Operations — Revenues."
Others. Revenues from the others category, which consists primarily of sales of official LINE merchandise at our retail stores, royalty revenues related to LINE characters' copyrights, revenues from LINE Part-time Job and revenues from LINE Pay, increased by 99.2%, or ¥5,937 million, from ¥5,985 million in 2015 to ¥11,923 million in 2016 primarily due to an increase in numbers of, and sales from, LINE Friends stores in Korea, China and Hong Kong.

Advertising

	For the year ended December 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
LINE advertising	¥26,487	¥44,521	¥18,035	68.1%
Percentage of revenues	22.0%	31.6%
Portal advertising	9,925	10,186	261	2.6
Percentage of revenues	8.2%	7.3%
Total advertising	¥36,412	¥54,707	¥18,296	50.2%
Percentage of revenues	30.2%	38.9%
LINE Advertising. Revenues from LINE advertising increased by 68.1%, or ¥18,035 million, from ¥26,487 million in 2015 to ¥44,521 million in 2016 primarily due to significant increases in revenues attributable to impression-based performance ads, including Timeline Ads and LINE NEWS Ads, as well as growing revenues attributable to messenger ads.
Our performance ads, consisting primarily of Timeline Ads and LINE NEWS Ads, were our fastest growing advertisement products in 2016. The increase in revenues from performance ads was attributable to increases in the number of paid impressions and clicks paid for by advertisers with respect to Timeline Ads and LINE NEWS Ads, driven mainly by expanding advertising solutions and the increasing attractiveness of Timeline and LINE NEWS to existing and new advertisers as a result of a growing user base for these products primarily in Japan.
The increase in revenues from messenger ads was primarily attributable to increases in revenues from Official Accounts, LINE Point Ads, LINE@ and Business Connect. For Official Accounts, the number of paid contracts increased by approximately 30% from 419 on December 31, 2015 to 549 on December 31, 2016, primarily as a result of our successful retention of existing advertisers as well as an increase in new advertisers through sign-up incentives and marketing initiatives, both mainly in Japan. For LINE Point Ads, users increasingly took advantage of additional ways to earn LINE Points, such as by viewing video commercials and film previews, which in turn led to an increase in revenues from LINE Point Ads. Revenues from LINE@ increased primarily due to the successful launch of a premium advertising plan, as well an increase in revenues generated from markets outside of Japan.
Portal Advertising. Revenues from portal advertising increased by 2.6%, or ¥261 million, from ¥9,925 million in 2015 to ¥10,186 million in 2016 primarily due to an increase in revenues from livedoor, offset in part by a decrease in revenues from Matome.
Geographic Information
Revenues from Japan accounted for 70.4% and 71.7% of our total revenues in 2015 and 2016, respectively. Revenues from Taiwan accounted for 14.2% and 11.1% of our total revenues in 2015 and 2016, respectively.
Other Operating Income
Our other operating income increased by 1,142.1%, or ¥5,418 million, from ¥474 million in 2015 to ¥5,892 million in 2016, primarily due to a gain on the sale of land in Fukuoka in June 2016 as well as a gain on fair value measurement relating to the deconsolidation of LINE BIZ Plus Ltd., our former subsidiary providing LINE Pay services in Thailand.

Operating Expenses
The following table presents a breakdown of our operating expenses and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥28,742	¥29,781	¥1,039	3.6%
Employee compensation expenses	35,572	39,445	3,873	10.9
Marketing expenses	16,596	11,833	(4,764)	(28.7)
Infrastructure and communication expenses	7,712	7,770	58	0.8
Authentication and other service expenses	12,133	14,394	2,261	18.6
Depreciation and amortization expenses	3,733	5,100	1,367	36.6
Other operating expenses(1)	14,432	18,376	3,946	27.3
Total	¥118,920	¥126,699	¥7,780	6.5%
____________

(1)   Other operating expenses include rent, travel, professional fees, supplies, taxes and dues, office relocation expenses and other miscellaneous operating expenses.
The following table presents a breakdown of our operating expenses as percentages of total revenues for the periods indicated.

	For the year ended December 31,
	2015	2016
	(in percentages of total revenues)
Payment processing and licensing expenses	23.9%	21.2%
Employee compensation expenses	29.5	28.0
Marketing expenses	13.8	8.4
Infrastructure and communication expenses	6.4	5.5
Authentication and other service expenses	10.1	10.2
Depreciation and amortization expenses	3.1	3.6
Other operating expenses(1)	12.0	13.1
Total	98.8%	90.0%
____________

(1)   Other operating expenses include rent, travel, professional fees, supplies, taxes and dues, office relocation expenses and other miscellaneous operating expenses.
Our operating expenses increased by 6.5%, or ¥7,780 million, from ¥118,920 million in 2015 to ¥126,699 million in 2016, primarily due to increases in employee compensation expenses, authentication and other service expenses and other operating expenses, partially offset by a decrease in marketing expenses. Our operating expenses as a percentage of revenues decreased from 98.8% in 2015 to 90.0% in 2016.
Payment Processing and Licensing Expenses

	For the year ended December 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥28,742	¥29,781	¥1,039	3.6%
Percentage of revenues	23.9%	21.2%

Payment processing and licensing expenses increased by 3.6%, or ¥1,039 million, from ¥28,742 million in 2015 to ¥29,781 million in 2016. Licensing expenses increased by 9.6%, or ¥1,221 million, from ¥12,736 million in 2015 to ¥13,957 million in 2016, primarily due to an increase in fees paid to third party advertisers in connection with sales of advertisement space by M.T. Burn Corporation, our subsidiary. Payment processing expenses decreased slightly by 1.1%, or ¥182 million, from ¥16,006 million in 2015 to ¥15,824 million in 2016 primarily due to decreases in processing fees paid to payment processing service providers primarily resulting from an overall decrease in sales of virtual items for games.

Employee Compensation Expenses

	For the year ended December 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
Employee compensation expenses	¥35,572	¥39,445	¥3,873	10.9%
Percentage of revenues	29.5%	28.0%
Our employee compensation expenses increased by 10.9%, or ¥3,873 million, from ¥35,572 million in 2015 to ¥39,445 million in 2016 primarily due to an increase in the number of our employees, which effect was offset in part by a decrease in share-based compensation expenses. The number of our full-time employees (excluding those of our discontinued operations) increased from 2,454 as of December 31, 2015 to 3,085 as of December 31, 2016. We did not grant any stock options in 2016 and expenses relating to existing share options were amortized over the period, resulting in a decrease in our share-based compensation expenses from ¥11,213 million in 2015 to ¥9,519 million in 2016.
Marketing Expenses

	For the year ended December 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
Marketing expenses	¥16,596	¥11,833	¥(4,764)	(28.7)%
Percentage of revenues	13.8%	8.4%
Marketing expenses decreased by 28.7%, or ¥4,764 million, from ¥16,596 million in 2015 to ¥11,833 million in 2016 primarily due to decreases in marketing expenses outside of Japan and Korea, offset in part by increases in marketing expenses in these two countries, particularly for promotion of games.
Infrastructure and Communication Expenses

	For the year ended December 31,			Changes
	2015	2016		Amount	%
	(in millions of yen or percentages)
Infrastructure and communication expenses	¥7,712	¥7,770		¥58	0.8%
Percentage of revenues	6.4%	5.5%	%
Our infrastructure and communication expenses increased slightly by 0.8%, or ¥58 million, from ¥7,712 million in 2015 to ¥7,770 million in 2016 primarily due to an increase in co-location charges for the operation of our servers and other network infrastructure, offset in part by a decrease in server rental fees as a result of lower unit rental prices.
Authentication and Other Service Expenses

	For the year ended December 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
Authentication and other service expenses	¥12,133	¥14,394	¥2,261	18.6%
Percentage of revenues	10.1%	10.2%
Our authentication and other service expenses increased by 18.6%, or ¥2,261 million, from ¥12,133 million in 2015 to ¥14,394 million in 2016. Other service expenses increased by 26.7%, or ¥2,619 million, from ¥9,798 million in 2015 to ¥12,417 million in 2016 due primarily to an increase in fees paid for content production, server hosting and maintenance services, expenses for personnel providing outsourced services required to support increased user activities, as well as outsourcing fees for development of new applications. This increase in other service expenses was partially offset by a decrease in authentication service expenses by 15.3%, or ¥358 million, from ¥2,335 million in 2015 to ¥1,977 million in 2016, due primarily to a decrease in the number of downloads of our LINE messaging application in 2016 compared to 2015.

Profit from Operating Activities
Primarily due to the factors described above, our profit from operating activities increased by 915.1%, or ¥17,937 million, from ¥1,960 million in 2015 to ¥19,897 million in 2016. Our profit from operating activities as a percentage of our revenue increased from 1.6% in 2015 to 14.1% in 2016, as the increase in revenues outpaced the increase in operating expenses.
Finance Income and Finance Costs
Our finance income, which mainly consists of interest income, increased by 23.6%, or ¥17 million, from ¥71 million in 2015 to ¥87 million in 2016 due primarily to an increase in the amount of interest bearing cash and cash equivalents. Our finance costs, which mainly consist of interest expense, decreased by 38.8%, or ¥41 million, from ¥106 million in 2015 to ¥65 million in 2016 primarily due to a decrease in short-term borrowings after repayments from the proceeds of our initial public offering in 2016.
Share of Loss of Associates
We recognized net loss on our share of associates of ¥205 million in 2015 primarily related to our interest in LINE MUSIC Corporation, which incurred a loss primarily attributable to advertising expenses. We recognized net loss on our share of associates of ¥833 million in 2016 primarily related to our interests in LINE MUSIC Corporation and Snow Corporation, which incurred losses primarily attributable to cost of content and advertising expenses, respectively.

Loss on Foreign Currency Transactions, Net
We recognized a decrease in net loss on foreign currency transactions by 91.7%, or ¥477 million, from ¥520 million in 2015 to ¥43 million in 2016 resulting from fluctuations in exchange rates, particularly the fluctuation of the Japanese yen against the Korean won, the U.S. dollar and the Taiwanese dollar during these periods.
In 2015, the Japanese yen strengthened against the Korean won. Our net loss on foreign currency transactions in 2015 related primarily to Korean won-denominated demand deposits held by LINE NAVER Game Partnership, our joint operation with NAVER Corporation, in which we have a 66.7% ownership interest, as well as Korean won-denominated trade receivables, loan receivables and other receivables at LINE Plus Corporation due largely from its subsidiaries. The net loss was partially offset by foreign currency gain on Korean won-denominated payables related to operating expenses incurred at LINE Plus Corporation.
During 2016, the Japanese yen strengthened against the U.S. dollar and the Taiwanese dollar in the first half of the year and, in the second half of the year, weakened to rates similar to those at the beginning of the year. Our net loss on foreign currency transactions in 2016 related primarily to a foreign currency loss on Japanese-yen denominated payables at LINE BIZ.+ PTE LTD, whose functional currency is the U.S dollar, offset in part by a foreign currency gain on Japanese yen-denominated payables at LINE Taiwan Limited, whose functional currency is the Taiwanese dollar.
Other Non-operating Income
We recognized other non-operating income of ¥157 million in 2015 in connection with the fair value measurement gain of conversion right of redeemable preferred stock in 4:33 Creative Lab, a Korean game development company we invested in through LINE C&I Corporation. We recognized other non-operating income of ¥9 million in 2016.

Other Non-operating Expenses
We recognized other non-operating expenses of ¥1,887 million in 2015 due to impairment loss attributable to available-for-sale securities as a result of declines in stock prices of gumi Inc., a mobile games developer and publisher listed on the Tokyo Stock Exchange, and iDreamSky Technology Limited, a mobile game publisher listed on NASDAQ Global Select Market, and the fair value measurement loss of an unlisted equity security. We recognized other non-operating expenses of ¥1,062 million in 2016 primarily as a result of the fair value measurement loss relating to conversion right of redeemable preferred stock in 4:33 Creative Lab, a Korean game development company we invested in through LINE C&I Corporation.
Income Tax Benefit (Expenses)

We recognized income tax benefit of ¥146 million in 2015 but recognized income tax expense of ¥8,904 million in 2016. Our effective income tax rate of 49.5% for continuing operations for 2016 differed from the Japanese statutory tax rate of 33.5% for 2016 primarily due to non-deductible share-based payment expenses incurred in connection with stock options granted to employees and directors who are non-Japanese residents as well as pre-tax losses of subsidiaries for which no deferred tax assets were recognized. Our effective income tax rate of 27.5% for continuing operations in 2015 differed from the Japanese statutory tax rate of 35.6% for 2015. Our effective income tax rate of 27.5% in 2015 was primarily due to taxable income recorded by LINE Plus Corporation on a stand-alone basis, all of which was offset by previously unrecognized tax loss carryforwards, resulting in a decrease in current income tax expenses. In addition, we recognized previously unrecognized deferred tax assets for deductible temporary differences. These benefits were partially offset by pre-tax losses of subsidiaries for which no deferred tax assets were recognized and by non-deductible share-based payment expenses, including share-based payment expenses incurred in connection with stock options granted to employees and directors who are non-Japanese residents.

Loss from Discontinued Operations, Net of Tax
We recognized loss from discontinued operations, net of tax, of ¥7,588 million in 2015 and ¥1,982 million in 2016 related to the abandonment of our MixRadio business effective March 21, 2016 and its retrospective presentation as a discontinued operation for both periods. See "— Major Components of Results of Operations — Profit (Loss) from Discontinued Operations, Net of Tax."
Profit (Loss) for the Year

As a result of the factors described above, we recorded a loss for the year of ¥7,972 million in 2015 but recorded a profit for the year of ¥7,104 million in 2016. Our loss for the year as a percentage of revenues was (6.6)% in 2015 and our profit for the year as a percentage of revenues was 5.0% in 2016.

Comparison of the Years Ended December 31, 2014 and 2015
Revenues
The following table presents a breakdown of our revenues by major services and changes therein for the periods indicated.
	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
Communication and content:
Communication	¥20,690	¥28,725	¥8,035	38.8%
Content	40,449	49,284	8,835	21.8
Others	1,783	5,985	4,201	235.5
Sub-total	62,922	83,994	21,072	33.5
Advertising:
LINE advertising	14,603	26,487	11,884	81.4
Portal advertising	8,841	9,925	1,084	12.3
Sub-total	23,444	36,412	12,967	55.3
Total	¥86,366	¥120,406	¥34,039	39.4%

Our revenues increased by 39.4%, or ¥34,039 million, from ¥86,366 million in 2014 to ¥120,406 million in 2015 primarily due to the successful monetization of some of our products and services offered on the LINE platform, especially LINE advertising, LINE Games and Stickers, and continued growth in our active user base and their engagement level. Continued growth of Official Accounts and Sponsored Stickers as well as the expansion of our LINE Point Ads product helped drive growth in revenues from LINE advertising. Our MPUs increased from 8.2 million in December 2014 to 8.8 million in December 2015, helping to drive growth in revenues from content and communication.
Communication and Content
	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
Communication	¥20,690	¥28,725	¥8,035	38.8%
Percentage of revenues	24.0%	23.9%
Content	40,449	49,284	8,835	21.8
Percentage of revenues	46.8%	40.9%
Others	1,783	5,985	4,201	235.5
Percentage of revenues	2.1%	5.0%
Total communication and content	¥62,922	¥83,994	¥21,072	33.5%
Percentage of revenues	72.9%	69.8%

Communication. Revenues from communication increased by 38.8%, or ¥8,035 million, from ¥20,690 million in 2014 to ¥28,725 million in 2015 primarily due to an increase in the volume of Stickers sold on Creators Market. The increase in these Sticker sales was driven by the redesign of our online Sticker shop and the increase in the number and variety of Stickers offered on Creators Market in 2015 compared to 2014, which was largely due to a streamlined selection process that enables our users to offer their self-designed Stickers for sale more easily. Sales of Themes, which users can download to decorate the displays of the LINE messaging application on their devices, also increased as we expanded the number of Themes offered to our users since launching Themes in March 2014. The increases in sales of Stickers offered on Creators Market and Themes more than offset a slight decrease in sales of our other Stickers.
Content. Revenues from content increased by 21.8%, or ¥8,835 million, from ¥40,449 million in 2014 to ¥49,284 million in 2015 primarily due to an increase in the sales volume of in-game items for LINE Games.

The increase in the sales volume of in-game items was primarily driven by the continued success of our portfolio of popular LINE Games, including internally-developed games such as LINE Rangers and LINE Bubble 2, as well as the increase in the number of games offered on the LINE platform, from 39 titles as of December 31, 2014 to 60 as of December 31, 2015, resulting in an increase in the average spending of our users. A number of new games launched in 2014, such as LINE Rangers (launched in February 2014), LINE Disney TsumTsum (launched in January 2014), LINE Pokopoko (launched in September 2014) and LINE Get Rich (launched in July 2014), remained popular in 2015 in Japan as well as in overseas markets due in part to major updates and marketing conducted for such games in 2015 as well as the introduction of many of our games in local languages. In addition, LINE Bubble 2, which was launched in April 2015, gained popularity during the year. As a result, cumulative downloads of LINE Games increased from 485 million as of December 31, 2014 to 628 million as of December 31, 2015. The success of our internally-developed games was the primary driver for revenue growth in 2015. LINE Rangers generated revenues of ¥13,381 million in 2015 compared to ¥10,751 million in 2014, while LINE Bubble 2 generated revenues of ¥4,925 million in 2015 compared to no revenue in 2014. For internally-developed games, we recognize as revenues the gross amount of consideration paid by users which amplifies the impact of purchases of in-game items on our revenue increase compared to third-party developed games, for which we recognize as revenues the net proceeds after deducting amounts paid to third-party game developers and payment processing service providers. The increases in revenues from these newly launched games more than offset decreases in revenues from some of our older titles such as LINE Pokopang and LINE Cookie Run. See "— Major Components of Results of Operations — Revenues."
Others. Revenues from the others category, which consists primarily of sales of official LINE merchandise at our flagship and fixed-duration pop-up retail stores, royalty revenues related to LINE characters' copyrights and e-commerce revenues, increased by 235.5%, or ¥4,201 million, from ¥1,783 million in 2014 to ¥5,985 million in 2015 primarily due to an increase in numbers of and sales from LINE Friends stores in Korea, China and Hong Kong.
Advertising
	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
LINE advertising	¥14,603	¥26,487	¥11,884	81.4%
Percentage of revenues	16.9%	22.0%
Portal advertising	8,841	9,925	1,084	12.3
Percentage of revenues	10.2%	8.2%
Total advertising	¥23,444	¥36,412	¥12,967	55.3%
Percentage of revenues	27.1%	30.2%

LINE Advertising. Revenues from LINE advertising increased by 81.4%, or ¥11,884 million, from ¥14,603 million in 2014 to ¥26,487 million in 2015 primarily due to an increase in the number of paid contracts for Official Accounts as well as increased numbers of sets of and price increases in Sponsored Stickers. We believe this increase was driven mainly by the increasing attractiveness of the LINE platform to existing as well as new advertisers as a result of the rapid growth in our user base and level of user engagement. The total number of paid Official Accounts outstanding at the end of each month increased from 2,902 in 2014 to 4,456 in 2015, primarily as a result of our successful retention of existing advertisers as well as an increase in new advertisers mainly in Japan and Thailand. For Sponsored Stickers, pricing in Japan increased from ¥25 million for our standard 8 sticker set and ¥30 million for our standard 16 sticker set to ¥30 million and ¥35 million, respectively, effective January 2015, and the number of paid contracts in Taiwan and Thailand for which we collected fees also increased in 2015. In addition, for LINE Point Ads, we have expanded the types of user actions for which LINE Points are offered to include downloading of applications, viewing of video commercials and film previews and adding certain Official Accounts as a LINE friend, and more users engaged in such actions which in turn led to an increase in revenues attributable to LINE Point Ads. Beginning in August 2015, we further expanded our LINE Point Ads service by allowing users to redeem their LINE Points for vouchers that can be used at various retail locations such as Starbucks and Lawson convenience stores in Japan, further encouraging our users to take actions to receive LINE Points and, as a result, driving demand for LINE Point Ads from advertisers.

Portal Advertising. Revenues from portal advertising increased by 12.3%, or ¥1,084 million, from ¥8,841 million in 2014 to ¥9,925 million in 2015 primarily due to an increase in traffic to our portal sites as indicated by the overall increase in the number of page views, which was partially offset by a decrease in page views following updates to Google's search algorithm in April 2015 that resulted in our sites being displayed lower in search rankings on mobile devices, leading to fewer page views. Page views from mobile devices, which generally result in higher advertising revenue compared to page views from personal computers, increased in particular. Revenues also increased as a result of an increase in the number of advertising display spaces that we made available on our mobile sites, leading to higher average revenue generated per page view. We typically make advertising display space on our portals on personal computers and their mobile applications available through automated advertising networks. In 2014 and 2015, livedoor recorded 107 billion and 108 billion page views, respectively, and Matome recorded 29 billion and 32 billion page views, respectively, higher proportions of which were attributable to traffic through mobile devices in 2015 compared to 2014.
Geographic Information
Revenues from Japan accounted for 75.8% and 70.4% of our total revenues in 2014 and 2015, respectively. Revenues from Taiwan accounted for 12.2% and 14.2% of our total revenues in 2014 and 2015, respectively.
Other Operating Income
Our other operating income increased by 60.3%, or ¥178 million, from ¥296 million in 2014 to ¥474 million in 2015, primarily due to ¥347 million of virtual credits breakage income in 2015 that was recognized in relation to the virtual credits that remained unused in the user accounts cancelled during 2015, compared to ¥238 million of such income in 2014. We recognized virtual credit breakage income starting in the fourth quarter of 2014 when our legal analysis concluded that we do not have potential obligations to refund unused virtual credits.
Operating Expenses
The following table presents a breakdown of our operating expenses and changes therein for the periods indicated.
	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥20,598	¥28,742	¥8,144	39.5%
Employee compensation expenses	18,289	35,572	17,283	94.5
Marketing expenses	18,069	16,596	(1,473)	(8.2)
Infrastructure and communication expenses	4,492	7,712	3,220	71.7
Authentication and other service expenses	7,874	12,133	4,259	54.1
Depreciation and amortization expenses	2,370	3,733	1,363	57.5
Other operating expenses(1)	8,555	14,432	5,876	68.7
Total	¥80,247	¥118,920	¥38,673	48.2%
____________

(1)    Other operating expenses include rent, travel, professional fees, supplies, taxes and dues, office relocation expenses and other miscellaneous operating expenses.

The following table presents a breakdown of our operating expenses as percentages of total revenues for the periods indicated.
	For the year ended December 31,
	2014	2015
	(in percentages of total revenues)
Payment processing and licensing expenses	23.8%	23.9%
Employee compensation expenses	21.2	29.5
Marketing expenses	20.9	13.8
Infrastructure and communication expenses	5.2	6.4
Authentication and other service expenses	9.1	10.1
Depreciation and amortization expenses	2.7	3.1
Other operating expenses(1)	9.9	12.0
Total	92.8%	98.8%
____________
(1)	Other operating expenses include rent, travel, professional fees, supplies, taxes and dues, office relocation expenses and other miscellaneous operating expenses.
Our operating expenses increased by 48.2%, or ¥38,673 million, from ¥80,247 million in 2014 to ¥118,920 million in 2015, primarily due to increases in employee compensation expenses, payment processing and licensing expenses and authentication and other service expenses. Our operating expenses as a percentage of revenues increased from 92.8% in 2014 to 98.8% in 2015.
Payment Processing and Licensing Expenses
	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥20,598	¥28,742	¥8,144	39.5%
Percentage of revenues	23.8%	23.9%

Payment processing and licensing expenses increased by 39.5%, or ¥8,144 million, from ¥20,598 million in 2014 to ¥28,742 million in 2015. Licensing expenses increased by 64.4%, or ¥4,989 million, from ¥7,747 million in 2014 to ¥12,736 million in 2015, primarily due to payment of licensing fees to users for Stickers designed by them and sold on Creators Market (which entail a higher license fee than for our other Stickers) beginning in April 2014, an increase in sales of Themes featuring licensed characters and, to a lesser extent, an increase in the portions of the gross sales proceeds from portal advertising that are paid as incentive payments to content providers for our livedoor and Matome portals. Payment processing expenses increased by 24.6%, or ¥3,156 million, from ¥12,851 million in 2014 to ¥16,006 million in 2015 primarily due to increases in processing fees paid to payment processing service providers resulting from increased sales of virtual items for internally-developed games and Stickers.
Employee Compensation Expenses
	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
Employee compensation expenses	¥18,289	¥35,572	¥17,283	94.5%
Percentage of revenues	21.2%	29.5%

Our employee compensation expenses increased by 94.5%, or ¥17,283 million, from ¥18,289 million in 2014 to ¥35,572 million in 2015 primarily due to an increase in the number of our employees. The number of our full-time employees (excluding those of our discontinued operations) increased from 1,783 as of December 31, 2014 to 2,454 as of December 31, 2015. In addition, we granted additional stock options in February, August and October 2014 and February 2015 with incremental increases in the fair value of our stock options, resulting in an increase in our share-based compensation expenses from ¥2,975 million in 2014 to ¥11,213 million in 2015.

Marketing Expenses
	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
Marketing expenses	¥18,069	¥16,596	¥(1,473)	(8.2)%
Percentage of revenues	20.9%	13.8%

Marketing expenses decreased by 8.2%, or ¥1,473 million, from ¥18,069 million in 2014 to ¥16,596 million in 2015 primarily due to a decrease in marketing expenses related to the LINE messaging application outside of our four key markets of Japan, Thailand, Taiwan and Indonesia and a decrease in marketing expenses for games due to fewer of our new games released in 2015 achieving a level of success that would merit greater marketing activity.
Infrastructure and Communication Expenses
	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
Infrastructure and communication expenses	¥4,492	¥7,712	¥3,220	71.7%
Percentage of revenues	5.2%	6.4%

Our infrastructure and communication expenses increased by 71.7%, or ¥3,220 million, from ¥4,492 million in 2014 to ¥7,712 million in 2015 primarily due to increases in server rental fees, co-location charges for the operation of our servers and other network infrastructure as well as other expenses related to expanding and maintaining our content delivery network required to handle increased user traffic and transaction volumes.
Authentication and Other Service Expenses
	For the year ended December 31,		Changes
	2014	2015	Amount	%
	(in millions of yen or percentages)
Authentication and other service expenses	¥7,874	¥12,133	¥4,259	54.1%
Percentage of revenues	9.1%	10.1%

Our authentication and other service expenses increased by 54.1%, or ¥4,259 million, from ¥7,874 million in 2014 to ¥12,133 million in 2015. Other service expenses increased by 78.3%, or ¥4,301 million, from ¥5,496 million in 2014 to ¥9,798 million in 2015 due primarily to an increase in outsourcing fees for development of new applications, production of content and server hosting and maintenance services as well as expenses for personnel providing other outsourced services required to support increased user activities. This increase in other service expenses was partially offset by a slight decrease in authentication service expenses by 1.8%, or ¥42 million, from ¥2,378 million in 2014 to ¥2,335 million in 2015, due primarily to a 7.4% decrease in the number of downloads of our LINE messaging application in 2015 compared to 2014.
Profit from Operating Activities
Primarily due to the factors described above, our profit from operating activities decreased by 69.4%, or ¥4,455 million, from ¥6,415 million in 2014 to ¥1,960 million in 2015. Our profit from operating activities as a percentage of our revenue decreased from 7.5% in 2014 to 1.6% in 2015, as the increase in operating expenses outpaced the increase in revenues.
Finance Income and Finance Costs
Our finance income, which consists of interest income, decreased by 18.2%, or ¥16 million, from ¥86 million in 2014 to ¥71 million in 2015 due primarily to a decrease in the amount of time deposits held at LINE Corporation, offset in part by an increase in the amount of time deposits held at LINE Plus Corporation in higher-interest earning products. Our finance costs, which consist of interest expense, decreased by 22.9%, or ¥31 million, from ¥137 million in 2014 to ¥106 million in 2015 primarily due to a decrease in the weighted average interest rate of our borrowings from 0.3% as of December 31, 2014 to 0.2% as of December 31, 2015, which was partially offset by an increase in our average short-term borrowings over such periods.

Share of Loss of Associates
We recognized net loss on our share of associates of ¥167 million in 2014 related to our interest in LINE MUSIC Corporation, which incurred a loss primarily as a result of research activities in connection with the development of streaming technology and applications, as well as our 50% interest in LINE Project Production Partnership, which incurred a loss in connection with its production of animation involving LINE characters that ended in March 2014. We recognized net loss on our share of associates of ¥205 million in 2015 primarily related to our interest in LINE MUSIC Corporation, which incurred a loss primarily attributable to advertising expenses.
Gain (Loss) on Foreign Currency Transactions, Net
We recognized a net loss on foreign currency transactions of ¥520 million in 2015 compared to a net gain on foreign currency transactions of ¥66 million in 2014 resulting from fluctuations in exchange rates, particularly the fluctuation of the Japanese yen against the Korean won during these periods.
In 2014, the Japanese yen weakened against the Korean won. Our net gain on foreign currency transactions in 2014 related primarily to our Korean won-denominated demand deposits held by LINE Plus Corporation, whose functional currency is Japanese yen, of which Won 80 billion was subsequently paid to NAVER Corporation in relation to the reduction of the entire issued and paid-in capital of LINE Plus Corporation attributable to NAVER Corporation completed on September 5, 2014 (the "LINE Plus Capital Reduction"), as well as Korean won- and U.S. dollar-denominated loan receivables at LINE Plus Corporation due from its subsidiaries. The net gain was partially offset by foreign currency loss on Korean won-denominated payables related to operating expenses incurred at LINE Plus Corporation.
In 2015, the Japanese yen strengthened against the Korean won. Our net loss on foreign currency transactions in 2015 related primarily to Korean won-denominated demand deposits held by LINE NAVER Game Partnership, our joint operation with NAVER Corporation, in which we have a 66.7% ownership interest, as well as Korean won-denominated trade receivables, loan receivables and other receivables at LINE Plus Corporation due largely from its subsidiaries. The net loss was partially offset by foreign currency gain on Korean won-denominated payables related to operating expenses incurred at LINE Plus Corporation.
Other Non-operating Income
We recognized other non-operating income of ¥157 million in 2015 in connection with the fair value measurement gain of conversion right of redeemable preferred stock in 4:33 Creative Lab, a Korean game development company we invested in through LINE C&I Corporation. We did not recognize any other non-operating income in 2014.
Other Non-operating Expenses
We recognized other non-operating expenses of ¥1,887 million in 2015 due to impairment loss attributable to available-for-sale securities as a result of declines in stock prices of gumi Inc., a mobile games developer and publisher listed on the Tokyo Stock Exchange, and iDreamSky Technology Limited, a mobile game publisher listed on NASDAQ Global Select Market, and the fair value measurement loss of an unlisted equity security. We did not recognize other non-operating expenses in 2014.

Income Tax Benefit (Expenses)
We recognized income tax expenses of ¥7,151 million in 2014 compared to an income tax benefit of ¥146 million in 2015. Our effective income tax rate of 114.2% for continuing operations for 2014 differed from the Japanese statutory tax rate of 38.0% for 2014 primarily due to pre-tax losses recorded by our Korean subsidiaries for which no deferred tax assets were recognized and non-deductible share-based payment expenses incurred in connection with stock options granted to employees and directors who are non-Japanese residents. Our effective income tax rate of 27.5% for continuing operations for 2015 differed from the Japanese statutory tax rate of 35.6% for 2015. The effective income tax rate of 27.5% was primarily due to taxable income recorded by LINE Plus Corporation on a stand-alone basis, all of which was offset by previously unrecognized tax loss carryforwards, resulting in a decrease in current income tax expenses. In addition, we recognized previously unrecognized deferred tax assets for deductible temporary differences. These benefits were partially offset by pre-tax losses of subsidiaries for which no deferred tax assets were recognized and by non-deductible share-based payment expenses, including share-based payment expenses incurred in connection with stock options granted to employees and directors who are non-Japanese residents.
Profit (Loss) from Discontinued Operations, Net of Tax
We recognized profit from discontinued operations, net of tax, of ¥2,892 million in 2014, related to our data management business, which we disposed of in September 2014 and was retrospectively classified as part of discontinued operations. We recognized loss from discontinued operations, net of tax, of ¥7,588 million in 2015, related to the operations of MixRadio, which we abandoned in March 2016 and which was retrospectively classified as part of discontinued operations. See "— Major Components of Results of Operations — Profit (Loss) from Discontinued Operations, Net of Tax."
Profit (Loss) for the Year
We recorded a profit for the year of ¥2,004 million in 2014 but recorded a loss for the year of ¥7,972 million in 2015 as a result of the factors described above. Our profit for the year as a percentage of revenues was 2.3% in 2014 and our loss for the year as a percentage of revenues was (6.6)% in 2015.
Item 5.B.    Liquidity and Capital Resources
Liquidity and Capital Resources
Cash Flows
The following table sets forth our cash flows for the periods indicated.
	For the year ended December 31,
	2014	2015	2016
	(in millions of yen)
Net cash provided by operating activities	¥12,456	¥6,979	¥28,753
Net cash used in investing activities	(12,967)	(12,229)	(34,086)
Net cash provided by financing activities	6,492	18,860	106,628

Cash and cash equivalents at the beginning of the period	13,362	20,254	33,652
Cash and cash equivalents at the end of the period	20,254	33,652	134,698

Our cash and cash equivalents totaled ¥134,698 million as of December 31, 2016, an increase of ¥101,046 million from ¥33,652 million as of December 31, 2015. We recorded ¥106,628 million of cash provided by financing activities and ¥28,753 million of cash provided by operating activities in 2016, which was partially offset by ¥34,086 million of cash used in investing activities. Our cash and cash equivalents totaled ¥33,652 million as of December 31, 2015, an increase of ¥13,398 million from ¥20,254 million as of December 31, 2014. We recorded ¥18,860 million of cash provided by financing activities and ¥6,979 million of cash provided by operating activities in 2015, which was partially offset by ¥12,229 million of cash used in investing activities. Our cash and cash equivalents totaled ¥20,254 million as of December 31, 2014. We recorded ¥12,967 million of cash used in investing activities in 2014, but this was more than offset by ¥12,456 million of cash provided by operating activities and ¥6,492 million of cash provided by financing activities. Our principal sources of liquidity since 2014 to date have been proceeds from the completion of our initial public offering in July 2016, incurrences of debt and cash generated by our operations.

We manage our liquidity risk to meet our working capital and operational requirements by continually managing projected cash flows. We also aim to mitigate liquidity risk by contracting with financial institutions with respect to bank overdrafts and banking facility agreements for efficient management of funds. We believe that cash from our operations, current and future financing arrangements (including short-term and long-term borrowing facilities and issuances of corporate bonds) and existing cash and cash equivalents are likely to be sufficient to satisfy our operating cash requirements, capital expenditure needs and debt service requirements for the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition or strategic cooperation, which may include investing in technology, technical infrastructure or acquisition of additional equity interests in subsidiaries or associates. If we determine that our cash requirements exceed our available cash holdings, we may seek to issue additional debt or equity securities or obtain additional credit facilities or other sources of funding.
Net Cash Provided by Operating Activities
Our net cash provided by operating activities consists of net profit or loss adjusted for certain non-cash items including depreciation and amortization and share-based compensation as well as the effect of changes in working capital and other activities. Our net cash provided by operating activities increased from ¥6,979 million in 2015 to ¥28,753 million in 2016, primarily due to loss before tax of ¥12,033 million in 2015 compared to profit before tax of ¥15,264 million in 2016 as described above. Cash used for income tax payment decreased from ¥10,844 million in 2015 to ¥7,522 million in 2016. Adjustments for non-cash items and changes in working capital in 2016 included a net gain of ¥2,345 million on disposal of property and equipment and intangible assets, mainly due to the sale of land in Fukuoka prefecture; an increase in other current liabilities by ¥4,148 million, mainly due to consumption tax payable; and an increase in accrued expenses by ¥2,229 million, mainly due to costs related to the new head offices in Shinjuku.
Our net cash provided by operating activities decreased from ¥12,456 million in 2014 to ¥6,979 million in 2015, due primarily to income taxes paid of ¥10,844 million in 2015 compared to ¥6,176 million in 2014, as well as profit before tax of ¥9,109 million in 2014 compared to loss before tax of ¥12,033 million in 2015 as described above, which was partially offset by adjustments for non-cash items, in particular adjustments made with respect to share-based compensation and impairments in 2015, and the net effects of changes in working capital and other operating activities. The increase in advances received by ¥4,350 million reflects the growth in sales of virtual currency. The increase in other current liabilities by ¥2,976 million is due to the growth in revenue, which is often deferred in accordance with the life of the virtual item or the advertising contract period. The increase in trade and other receivables by ¥3,067 million is mainly driven by growth in sales of virtual currency and advertising contracts and is dependent upon the timing of payments of our two main payment processing providers.
Net Cash Used in Investing Activities
Our net cash used in investing activities increased from ¥12,229 million in 2015 to ¥34,086 million in 2016 primarily due to an increase in purchases of time deposits from ¥1,892 million in 2015 to ¥10,790 million in 2016, an increase in investments in debt instruments from no such investments in 2015 to ¥7,642 million in 2016 and an increase in investments in associates and joint ventures from ¥1,567 million in 2015 to ¥9,333 million in 2016, related primarily to our investments in Yume no Machi Souzou Iinkai and Snow Corporation in October 2016. These factors were offset in part by cash inflow from proceeds from disposal of property and equipment and intangible assets of ¥5,124 million in 2016 related primarily to the sale of land in Fukuoka in June 2016.
Our net cash used in investing activities decreased from ¥12,967 million in 2014 to ¥12,229 million in 2015. One factor in the decrease was a decrease in purchases of equity investments from ¥7,973 million in 2014 to ¥437 million in 2015 which was partly offset by cash outflow of ¥2,927 million (net of cash acquired) in 2015 related primarily to our acquisition in March 2015 of assets of MixRadio, a mobile music streaming service, from Microsoft. In addition, we recorded cash inflow of ¥1,391 million in 2014 related to our divestiture of DataHotel Co., Ltd. in September 2014 compared to no such proceeds in 2015 and an increase in investments in associates and joint ventures such as Lantu Games Limited from ¥209 million in 2014 to ¥1,567 million in 2015.

The Payment Services Act requires entities that engage in business activities involving advance payments from customers using prepaid payment instruments such as virtual currencies to set aside amounts covering at least 50% of the total amount of the unused amounts or credits represented by such instruments issued as of the end of either the first or third quarter of any year (if such total amount is more than ¥10 million) for the users, either by making a deposit or by entering into certain guarantee or trust agreements. In accordance with the Payment Services Act, we had deposited ¥2,340 million, ¥2,530 million and ¥3,445 million as guarantee deposits as of December 31, 2014, 2015 and 2016, respectively. As part of our efforts to comply with the Payment Services Act, we deposited our investments in Japanese government bonds of ¥281 million as of December 31, 2014 and ¥280 million as of December 31, 2015 and 2016, which we intend to hold until maturity. In addition, we entered into credit guarantee contracts with banks for ¥2,000 million as of December 31, 2015 and for ¥10,100 million as of December 31, 2016.
Net Cash Provided by Financing Activities
Our net cash provided by financing activities increased from ¥18,860 million in 2015 to ¥106,628 million in 2016. This increase was primarily attributable to proceeds from our initial public offering of ¥126,848 million in 2016, compared to no such proceeds in 2015, offset in part by a net repayment of short-term borrowings of ¥20,752 million in 2016.
Our net cash provided by financing activities increased from ¥6,492 million in 2014 to ¥18,860 million in 2015. This increase was primarily attributable to repayment of capital contribution to NAVER Corporation in the amount of ¥8,288 million in 2014 in connection with the LINE Plus Capital Reduction compared to no such repayment in 2015 and an increase in net proceeds from short-term borrowings from ¥15,748 million in 2014 to ¥19,808 million in 2015. During 2014, we obtained short-term borrowings for the purpose of investment in equity securities and the repayment of capital contribution to NAVER Corporation in connection with the LINE Plus Capital Reduction. During 2015, we obtained short-term borrowings for income tax payments and to finance the acquisition of assets of MixRadio and operate the MixRadio mobile music streaming service.
Contractual Obligations and Commitments
The following table sets forth the amount of contractual obligations as of December 31, 2016, and the effect such obligations are expected to have on our liquidity and cash flow in future periods.
	Payments Due by Period
	Total		Less than 1 Year		1 to 3 Years		4 to 5 Years		More than 5 Years
	(in millions of yen)
Short-term borrowing obligations(1)	~~¥~~	21,937	~~¥~~	21,937	~~¥~~	—	~~¥~~	—	~~¥~~	—
Operating lease obligations(2)		16,045		3,945		7,103		4,997		—
Purchase obligations(3)		1,464		1,464		—		—		—
Deposits received(4)		2,572		2,572		—		—		—
Future estimated defined benefit plan payments(5)		4,595		171		511		748		3,165
Total	~~¥~~	46,613	~~¥~~	30,089	~~¥~~	7,614	~~¥~~	5,745	~~¥~~	3,165
__________

(1)	As of December 31, 2016, the book value of our short-term borrowings was ¥21,925 million.
(2)	We enter into operating lease agreements for certain office space and stores.
(3)	Our purchase obligations include contracts for property and equipment. See Note 9(3) of the notes to our annual consolidated financial statements.
(4)	The deposits received primarily relate to LINE Pay customer deposits.
(5)
Represents, as of December 31, 2016, the expected amount of retirement benefits that we will be required to pay within ten years under applicable law to employees of our Korean subsidiaries, including LINE Plus Corporation, LINE PLAY Corporation, LINE Biz Plus Corporation and LINE Friends Corporation, when they reach their normal retirement age. The amounts were determined based on the employees' current salary rates and the number of service years that will have been accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the relevant company before their normal retirement age.

Critical Accounting Judgments, Estimates and Assumptions
The preparation of our consolidated financial statements requires us to make difficult, complex and subjective judgments in making the appropriate estimates and assumptions that affect the amounts reported in our consolidated financial statements. By their nature, these judgments are subject to inherent uncertainty. These judgments are based on our historical experience, terms of existing contracts, our observation of trends in the relevant industries, information provided by our customers and information available from other outside sources, as appropriate. While we believe our estimates and judgments are reasonable under the circumstances in which they were made, there can be no assurance that our judgments will prove to be correct or that actual results reported in future periods will not differ from our expectations reflected in our accounting treatment of certain items. For a discussion of our significant accounting judgments, estimates and assumptions, see Note 4 of the notes to our annual consolidated financial statements.
Revenue Recognition for Internally-developed Virtual Items, LINE Stickers and Sponsored Stickers
We offer both consumable and durable virtual items in our internally-developed games and applications. Consumable virtual items are virtual items that are consumed by following an end users' specific action and do not provide end users with continuing benefits, whereas durable virtual items are virtual items that provide the end user with continuing benefits over a specific period. The period of benefit of a durable virtual item generally ends at the earliest of (1) an item ceasing to provide further benefits to an end user (i.e., the period of benefit is represented by the usage period of such item), (2) an item being removed from the game board or application by specific in-app or in-game actions taken by an end user or (3) an end user abandoning the game or application. We recognize revenues attributable to consumable virtual items upon sale. For revenues attributable to durable virtual items, revenues are recognized either (1) ratably over the estimated usage period or (2) when we cannot estimate the estimated usage period upfront, ratably over the estimated average playing period of paying users adjusted for any virtual items removed from the game board or application. We recognize revenue attributable to the removed virtual items by developing estimated removal rates and applying such rates to total sales generated. We develop an estimated usage period for durable virtual items considering historical data on purchase patterns and user usage behavior.
We define the playing period as the period from when a paying user first purchased virtual currencies to when a paying user is deemed to have become inactive, i.e. when a paying user has not logged onto the game/app for two consecutive months. To estimate the average playing period for a paying user, we analyze monthly cohorts composed of paying users who made their first purchase of virtual currency during such month. We track these monthly cohorts and analyze the dates on which paying users within each cohort become inactive. Based on the actual data observed, we extrapolate the future declines in paying users to determine the ending point of a paying user's life beyond the date for which observable data is available. We then use the actual and extrapolated data to calculate the average playing period.
Upon launching a new game or application, we evaluate the nature of the virtual items, the behavior of end users with respect to such items and the availability of supporting data in determining the related revenue recognition policy. We may also consider the data from other existing internally-developed games or applications as well as industry data in determining the related revenue recognition policy if there is insufficient history for such new game or application. If we do not have sufficient historical data to analyze user behavior and cannot identify any similar games or applications to serve as references for us to reasonably estimate the life of the game or application, we defer all sales until such history is developed. Once we have sufficient historical data, we assess the estimations (such as the estimated usage period and the estimated average playing period for paying users) for durable virtual items for each game or application on a quarterly basis.

Revenues attributable to the sales of Stickers are recognized over an estimated usage period which reflects historical end user usage patterns. Similarly, revenues attributable to the sales of Sponsored Stickers are recognized over the advertising contract period based on historical user usage patterns during the advertising contract period.
We believe that revenue recognition is a critical accounting estimate because significant management judgment is involved in determining the estimated usage period over which virtual items are expected to be used by users. If user behavior changes over time or deviates from our estimates, we may be required to change the timing of our revenue recognition. In this case, our results of operations could be materially and adversely affected.
Share-based Payments and Valuation of Our Share Capital
Share-based payment expenses related to stock options granted to directors and employees for acquisition of shares of our common stock are estimated based on the options' fair value determined by the Black-Scholes-Merton ("Black-Scholes") option pricing model. The Black-Scholes model requires various assumptions, including expected volatility, expected life of stock options and fair value of our common stock at the time of option grants.
The following assumptions for the Black-Scholes model were used to estimate the fair value of stock options granted in 2014 and 2015. We did not grant any additional stock options in 2016.
	For the year ended December 31,
	2014	2015
Dividend yield	0.0%	0.0%
Expected volatility	52-58%	56%
Risk-free interest rate	0.2%	0.0%
Expected life of stock options	6 years	6 years
Grant date fair value of our equity per common share (in Yen)	¥1,161-3,297	¥4,225

Our dividend yield is 0.0%, since we have not paid, and do not expect to pay in the foreseeable future, any cash dividends. Expected volatility is estimated based on the historical volatility of companies that we believe are comparable publicly-traded companies. Expected life of stock options is estimated based on the expected exercise pattern of the option holders. Risk-free interest rate is based on the yield of Japanese government bonds.
Through the second quarter of 2014, we determined the fair value of our common stock at the time of the option grants, using the income approach. The income approach involves using the discounted cash flow method which is based on estimated future cash flows and an appropriate discount rate. We also used the market approach as a reference to validate our valuation obtained using the discounted cash flow method. For the market approach, the value of our common stock is estimated using multiples derived from the trading stock prices of guideline companies.
Beginning in the third quarter of 2014, we determine the fair value of our common stock at the time of the option grants using both the income approach and the market approach. We then determine the valuation of our common stock to be the mid-point of the overlapping valuation range from both approaches.
In the absence of a public trading market, determining the fair value of our common stock at the time of option grants utilizing the discounted cash flow method is highly complex and subjective because it involves estimating future cash flows based on all relevant facts and circumstances known at the time of valuation, including but not limited to factors such as our historical financial results and the projections of our future operating and financial performance, market performance of comparable publicly traded companies, overall economic and industry outlook and discounting those cash flows at our weighted average cost of capital.

The assumptions used in calculating the fair value of the stock options represent our management's best estimates, but these estimates involve inherent uncertainties and application of significant management judgment. As a result, if factors change or we utilize different assumptions, the fair value of stock options could be materially different for any period. Such estimates will not be necessary to determine the fair value of new stock option awards once we complete the global offering and the shares of our common stock and ADSs begin trading on public markets.
The following table sets forth the fair value of our common stock at the time of the stock option grants, as determined by us using the discounted cash flow method.
Stock option grant dates	Number of underlying shares of common stock	Exercise price	Fair value of common stock
		(in yen)
December 16, 2013	3,430,500	¥344	¥1,011
February 7, 2014	1,825,000	1,320	1,161
August 8, 2014	752,500	1,320	3,280
October 31, 2014	348,500	1,320	3,297
February 4, 2015	5,773,500	1,320	4,225

Income Taxes and Recovery of Deferred Tax Assets
Our income tax expenses are comprised of current tax and deferred tax. Current tax is the expected tax payable or receivable on our taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustments to tax payable in respect of previous years.
We recognize deferred tax on temporary differences between the carrying value of an asset or liability for financial reporting purposes and the amounts used for taxation purposes. The deferred tax assets and deferred tax liabilities are calculated using the tax rates based on tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates that are expected to apply to the period when the deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized for all deductible temporary differences, unused tax losses carried forward and unused tax credits carried forward to the extent that it is probable that taxable income will be available. The estimation of future taxable income is calculated based on business plans approved by our management, and it is based on our management's subjective judgments and assumptions.
We believe that recognition of deferred tax assets is a significant accounting policy that requires our management's estimates and assumptions regarding, among other things, the level of future taxable income, interpretation of the tax laws and tax planning. Changes in tax laws, projected levels of taxable income and tax planning could affect the effective tax rate and tax balances recorded by us in the future. As of December 31, 2016, we recorded deferred tax assets of ¥18,385 million and deferred tax liabilities of ¥1,161 million.
Impairment
Non-financial Assets
Non-current assets other than goodwill.  Non-current assets other than goodwill, such as property and equipment and intangible assets with definite lives, are assessed for indicators of impairment at the end of each reporting period. We evaluate both internal and external sources of information to assess whether impairment indicators exist. Some of the impairment indicators are evidence of obsolescence, significant adverse changes in the technological, market, economic or legal environment of the market in which we operate. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Likewise, the determination of the assets' recoverable amounts involves the use of estimates by our management that can have a material impact on the respective values and ultimately the amount of any impairment. No impairment losses were recognized in 2014 and 2016 as a result of testing our non-current assets other than goodwill for impairment, except for the impairment losses recognized for certain non-current assets held by LINE Vietnam Co., Ltd. ("LINE Vietnam"), our subsidiary in which we acquired a 95% voting interest from NAVER Corporation in August 2014. In 2015, impairment losses of ¥54 million were recognized for the full write-off of the MixRadio segment's property and equipment. In addition, impairment losses of ¥709 million, ¥446 million and ¥218 million were recognized for the full write-off of the MixRadio segment's software, music rights and other intangibles, respectively. Our MixRadio business was retrospectively classified as part of discontinued operations. See "— Major Components of Results of Operations — Profit (Loss) from Discontinued Operations, Net of Tax." See Note 9, Note 10 and Note 11 of the notes to our annual consolidated financial statements.

Goodwill.  As of December 31, 2016, we had ¥3,400 million of goodwill. The goodwill impairment test requires us to test at least annually and more frequently as indicators of impairment are identified. The goodwill impairment test requires us to exercise judgment and assess whether the carrying value of the cash-generating units to which goodwill has been allocated can be supported by the recoverable amount of such cash-generating units. The recoverable amount of a cash-generating unit is determined based on a value-in-use calculation that involves the use of estimates. The main assumptions used in the value-in-use calculation include the discount rate, terminal growth rate and expected future cash flow projections for a period of up to five years from financial budgets approved by our management. Cash flow projections after the planning period are extrapolated using terminal growth rates. Cash flow projections take into account past experience and represent our management's best estimates. These assumptions are subject to significant adjustments from various factors including user trends, spending on marketing, technology infrastructure and competition.
In order to estimate the discount rate that reflects the time value of money and the risks specific to the cash-generating units, we have assumed a risk-free rate equal to one-month average market yields on 10-year Japanese government bonds at the date of performing the annual impairment test. We also incorporated a risk premium, such as a company specific premium and equity premium, in the discount rate. The terminal value growth rates, which are the long-term average inflation rates in Japan, take into consideration external macroeconomic data.
The key assumptions used in our value-in-use calculations are as follows:
For the year ended December 31,
2014		2015		2016
Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate
14.4%	1.3%	14.7%	1.4%	11.7%	1.1%

In validating the value-in-use determined for the cash-generating units, the sensitivity of key assumptions used in the discounted cash-flow model such as discount rates and the terminal growth rate was evaluated. No impairment losses were recognized in 2014 and 2016 as a result of testing goodwill for impairment, as the recoverable amounts have considerably exceeded the carrying amounts of cash-generating units, and the outcomes of the impairment tests were not sensitive to reasonably likely changes in any of the assumptions underlying the cash flow projections used for the impairment tests or the discount rates in the periods presented for any cash-generating units. In 2015, as a result of testing goodwill for impairment, we recognized impairment losses of ¥2,692 million, the total goodwill allocated to the MixRadio segment. See Note 10 of the notes to our annual consolidated financial statements. We believe that determining the existence and impairment of goodwill is a critical accounting estimate because significant management judgment is involved in the evaluation of the value of goodwill, and any reasonably possible changes in the key assumptions on which the recoverable amount is based would cause a change in the recoverable amounts of goodwill.

Financial assets measured at amortized cost
With respect to our financial assets measured at amortized cost, we assess on a quarterly basis whether there is any objective evidence that financial assets are impaired. If there is any objective evidence, we recognize the difference between the carrying value of the asset and the present value of estimated future cash flows as an impairment loss. When we estimate the future cash flows, our management considers the probability of default, time of recovery and past trend of losses, and decides whether the actual loss, which reflects current economic and credit conditions, is more or less than past trends. We consider these estimates to be significant because any adjustments may significantly affect the amount of an impairment loss for the financial assets measured at amortized cost.
No impairment losses were recognized in 2014, 2015 and 2016 as a result of testing our financial assets measured at amortized cost for impairment. Historically, our estimates and assumptions used to evaluate impairment of financial assets measured at amortized cost have been within expectations. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to recognize losses on impairment of financial assets measured at amortized cost.
Available-for-sale financial assets
For an investment in an equity security classified as an available-for-sale financial asset, we consider a significant or prolonged decline in its fair value below its cost to be objective evidence of impairment. The determination of fair value of the investment involves considering factors such as the stock prices of public companies in which we have an equity investment, current economic and market conditions, the operating performance of the companies and other company and industry specific information. No impairment losses were recognized in 2014 as a result of testing our available-for-sale financial assets for impairment. In 2015, we recognized impairment loss of ¥1,790 million primarily as a result of a decline in stock price of gumi Inc., a mobile game developer and publisher listed on the Tokyo Stock Exchange. In 2016, we recognized impairment loss of ¥293 million primarily as a result of a decline in stock price of gumi Inc., a mobile games developer listed on the Tokyo Stock Exchange.

Fair Value for Financial Instruments
We hold various financial instruments. Depending on the accounting treatment specific to each type of financial instrument, an estimate of fair value is required to record the instrument on our consolidated financial statements. Financial assets and financial liabilities held by us are measured at the following fair values:
•	quoted prices in active markets for identical assets or liabilities;
•	fair value calculated using observable inputs other than quoted prices for the assets or liabilities, either directly or indirectly; and
•	fair value calculated using valuation techniques incorporating unobservable inputs.
In particular, the fair value estimates using valuation techniques that incorporate unobservable inputs are based on the judgment and assumptions of our management, such as experience assumptions, and the use of specific numerical calculation models, such as discounted cash flow models. We base our fair value estimates on assumptions we believe to be reasonable, but which are unpredictable and inherently uncertain. The use of alternative estimates and assumptions could increase or decrease the estimated fair values of our investments and potentially impact our results of operations.
Provisions
We recognize asset retirement obligations related to assets leased under operating leases in our consolidated statement of financial position. These provisions are recognized based on our management's best estimates of the expenses expected to be incurred for the restoration of the operating lease properties to the state as specified in the rental agreements upon termination of the operating leases. The estimation takes risks and uncertainty related to the obligations into account as of the fiscal year end date, and the estimates are evaluated on an annual basis.

We also record provision for the licensing royalty fees payable to third-party platform partners related to future redemption of virtual credits to purchase virtual items by our users. The provision is estimated using user trends, past experiences, and our management's assumptions related to our business. Historically, our expenses have been within expectations and in line with the provision established. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of our provisions or make additional provisions. In this case, our results of operations and financial condition could be materially and adversely affected.
Defined Benefit Plans
We offer employees in Korea, Taiwan and Thailand defined benefit plans. The specific features of these plans vary depending on the applicable laws and regulations in each country where the employees work. The majority of our defined benefit obligation consists of the unfunded defined benefits plans for employees of our subsidiaries located in Korea, including LINE Plus Corporation, LINE PLAY Corporation, LINE Biz Plus Corporation and LINE Friends Corporation. Such plans include lump sum payments and other post-employment benefits for the board of directors and employees with a service period of over one year. Expenses related to defined benefit plans were ¥412 million, ¥1,106 million and ¥1,747 million in 2014, 2015 and 2016, respectively, and we recorded liabilities for defined benefit obligations of ¥5,495 million and ¥6,204 million as of December 31, 2015 and 2016, respectively. The cost of the defined benefit plans and the present value of the obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that are reviewed at each reporting date, including the determination of the discount rate and future salary increases.
We used the following assumptions to calculate our expenses related to defined benefit plans for the years indicated.
	December 31,
	2014	2015	2016
Discount rate	3.0%	2.6%	3.4%
Weighted average of future salary increases	9.9%-11.9%	9.5%-14.4%	8.6%-11.3%

We determine the discount rate based on market returns of high-quality corporate bonds consistent with currencies and estimated payment terms applicable to the defined benefit obligations as of the reporting date in order to calculate present value of the defined benefit obligations. Estimated future salary increases are based on historical salary increases and expected future inflation rates. The plans expose us to actuarial risks, including interest rate risk, salary increase risk and longevity risk. Due to the complexities involved in the valuation and its long-term nature, defined benefit obligations are highly sensitive to changes in these assumptions. If the discount rate or rate of future salary increases had been 100 basis points higher or lower with all other variables held constant, the impact on our defined benefit obligations for 2016 would have been as follows:
	For the year ended December 31, 2016
	Discount rate		Salary increase rate
	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
	(in millions of yen)
Impact on defined benefit obligations	¥(842)	¥1,040	¥972	¥(810)

Recently Issued Accounting Standards
The IASB issued IFRS 15 Revenue from Contracts with Customers for recognizing revenue. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or the industry with limited exceptions. In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. If those costs are expected to be recovered, they can be capitalized and subsequently amortized and tested for impairment. IFRS 15 also applies to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of an entity's ordinary activities, such as sales of property, plant and equipment or intangibles. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. Early adoption is permitted under IFRS. The modified approach will allow the standard to be applied to existing contracts beginning with the current period. No restatement of the comparative periods will be required under this approach, as long as comparative disclosures about the current period's revenues under existing IFRS are included. We have determined not to early adopt IFRS 15, and we are currently assessing the impact of IFRS 15's adoption.

For a discussion of additional new standards, interpretations and amendments to IFRS, see Note 3(28) and Note 3(29) of the notes to our annual consolidated financial statements.
Item 5.C.    Research and Development, Patents and Licenses, Etc.
We maintain a research and development program to carry out basic research and technology development activities. See "Item 4.B. Business Overview – Technology."
Our success depends in part on our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of patents, trademarks, copyrights, trade secrets (including know-how), license agreements, confidentiality procedures, non-disclosure agreements with third parties, employee disclosure and invention assignment agreements, and other contractual and implicit rights worldwide. We also enter into confidentiality and invention assignment agreements with our employees, contractors and platform partners, and we control access to our proprietary technology and information. Our patents are mainly related to social networking, user interface, telecommunications, image processing and web technologies but not limited to these technologies. Despite our efforts to protect our proprietary technology and information through these efforts, unauthorized parties may still copy or otherwise obtain and misuse our intellectual property.
Companies in the internet, technology, telecommunications and media industries own large numbers of patents, copyrights, trademarks, and trade secrets and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. From time to time, we face, and we expect to face in the future, allegations that we have infringed the patents, trademarks, copyrights, trade secrets and other intellectual property rights of third parties, including our competitors and non-practicing entities. These infringement, data misappropriation, tort and other intellectual property issues apply to myriad third-party rights and contents material to our business, and we seek, but cannot guarantee, extensive licenses to such requisite third-party rights. As we face increasing competition and as our business grows, we will likely face more claims of infringement.
Item 5.D.    Trend Information
These matters are discussed under Item 5.A. and Item 5.B. above where relevant.
Item 5.E.    Off‑balance Sheet Arrangements
As of December 31, 2015 and 2016, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.
Item 5.F.    Tabular Disclosure of Contractual Obligations
See "Item 5.B. Liquidity and Capital Resources – Contractual Obligations and Commitments."
Item 5.G.    Safe Harbor
See "Forward-Looking Statements."

Item 6.        Directors, Senior Management and Employees
Item 6.A.    Directors and Senior Management
Directors and Corporate Auditors
The following table sets forth information regarding members of our board of directors and board of corporate auditors as of the date of this annual report. The business address of all of such members is JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, 160-0022, Japan.

Name	Age	Position/Title
Takeshi Idezawa	43	Representative Director, President and Chief Executive Officer
Jun Masuda	39	Director and Chief Strategy & Marketing Officer
Joongho Shin	44	Director and Chief Global Officer
In Joon Hwang	51	Director and Chief Financial Officer
Hae Jin Lee	49	Director and Chairman of the Company
Tadashi Kunihiro	61	Outside Director
Koji Kotaka	58	Outside Director
Rehito Hatoyama	42	Outside Director
Hitoshi Kurasawa	66	Corporate Auditor
Jin Hee Kim	50	Corporate Auditor
Takashi Kanai	53	Corporate Auditor
Takeshi Idezawa.  Mr. Idezawa has served as our representative director since April 2014 and as president and chief executive officer since March 2015. He currently serves as a representative director of LINE Fukuoka Corporation. Previously, he served as our chief operating officer and as a representative director and president of livedoor Co., Ltd., our subsidiary, where he served in various roles after joining the company in June 2002. Mr. Idezawa received a B.A. in political science and economics from Waseda University.
Jun Masuda. Mr. Masuda has served as a director since March 2015 and chief strategy and marketing officer since April 2014. Mr. Masuda currently serves as a representative director of LINE Pay Corporation, LINE Bros. Corporation, LINE MUSIC Corporation and AUBE, Ltd. Previously, he served as a senior officer and chief strategy and marketing officer of NHN Japan Corporation. Prior to joining our company in October 2008, he served as a director and vice president of product at Baidu Japan Inc.
Joongho Shin.  Mr. Shin has served as a director since January 2012 and as our chief global officer since April 2014. He has served as a representative director of LINE Plus Corporation since February 2013. Previously, he served as an outside director at livedoor Co., Ltd., our subsidiary. From June 2005 to April 2013, Mr. Shin served in several roles at NAVER Corporation, including as head of Japan services. Mr. Shin received a B.S. and an M.S. in computer science from Korea Advanced Institute of Science and Technology.
In Joon Hwang.  Mr. Hwang has served as a director since December 2008 and as our chief financial officer since March 2015. He currently serves as a director of LINE Euro-Americas Corporation and LINE BIZ+ PTE. LTD. and a representative director of LINE C&I Corporation. Previously, Mr. Hwang served in several roles at NAVER Corporation, including as chief financial officer from November 2008 to January 2016. Prior to joining NAVER Corporation, Mr. Hwang served in several roles at Woori Investment & Securities Co., Ltd., Woori Finance Holdings Co., Ltd., Samsung Securities Co., Ltd., Credit Suisse and Samsung Electronics Co., Ltd. Mr. Hwang received a B.S. in economics from Seoul National University and an M.B.A. from New York University.
Hae Jin Lee. Mr. Lee has served as a director since November 2005 and as the chairman of our company since January 2012. Mr. Lee also serves as a director of LINE Plus Corporation and NAVER Corporation. Mr. Lee co-founded NAVER Corporation in June 1999 and served as chairman of the board of NAVER Corporation until March 2017. Prior to co-founding NAVER Corporation, from February 1992 to June 1999, Mr. Lee served in several roles at Samsung SDS Co., Ltd., an information technology services provider. Mr. Lee received a B.S. in computer science from Seoul National University and an M.S. in computer science from Korea Advanced Institute of Science and Technology.

Tadashi Kunihiro.  Mr. Kunihiro has served as an outside director since October 2015. Mr. Kunihiro is an attorney in Japan and currently serves as a legal advisor to the Legal Compliance Office of the Japanese Cabinet, a legal compliance advisor to the Cabinet Affairs Office, an outside director of Tokio Marine & Nichido Fire Insurance Co., Ltd., an advisor for the Consumer Affairs Agency and an outside auditor of Mitsubishi Corporation. From June 2006 to June 2014, he also served as an outside auditor of Sekisui Chemical Co., Ltd. Mr. Kunihiro received an L.L.B. from the University of Tokyo.
Koji Kotaka.  Mr. Kotaka has served as an outside director since February 2016. Mr. Kotaka is an attorney in Japan and currently serves as a consultant at Raine Group LLC, Apollo Global Management LLC and Internet Initiative Japan Inc., an outside director at Monex Group and FiNC, Inc. and a supervisory director at Japan Senior Living Investment Corp. From June 2015 to January 2016, he also served as an outside director at Asia Growth Capital Ltd. Previously, he held positions at Nishimura & Asahi, Goldman Sachs Japan Co., Ltd., Sato and Tsuda Law Office and Legal Research and Training Institute of the Supreme Court of Japan. Mr. Kotaka received an L.L.B. from Keio University and an L.L.M. from University of Chicago Law School.
Rehito Hatoyama.  Mr. Hatoyama has served as an outside director since March 2016. Mr. Hatoyama is director at Sanrio Company, Ltd. and chief executive officer at Sanrio Media & Pictures Entertainment, Inc. Mr. Hatoyama also serves as an outside director at DeNA Co., Ltd. Mr. Hatoyama received a B.A. from Aoyama Gakuin University and an M.B.A. from Harvard Business School.
Hitoshi Kurasawa.  Mr. Kurasawa has served as our full-time corporate auditor since April 2013. He currently serves as a director at Hanno Golf Club Co., Ltd. From June 2000 to June 2011, Mr. Kurasawa served in several roles at Gurunavi, Inc., an online restaurants information provider, including as a corporate auditor, director and executive vice president. From July 1987 to January 2005, Mr. Kurasawa served in several roles at NKB System Kaihatsu Co., Ltd., a computer system developer, including as a director. Mr. Kurasawa received a B.S. in industrial engineering and management from Tokyo Institute of Technology.
Jin Hee Kim.  Mr. Kim has served as a corporate auditor since December 2012. Mr. Kim currently serves as an internal auditor of LINE Plus Corporation, Camp Mobile Corporation and NHN NEXT, the representative director of NAVER I&S Corporation, and a director of the Global Human Resources Group of NAVER Corporation, where he has previously served in several roles such as head of human resources and head of service management and support. Prior to joining NAVER Corporation in April 2003, Mr. Kim served in several roles at Hotel Shilla Co., Ltd. and Samsung SDS Co., Ltd. Mr. Kim received a B.S. in statistics from Korea University and an M.B.A. from Korea Advanced Institute of Science and Technology.
Takashi Kanai.  Mr. Kanai has served as a corporate auditor since July 2013. Mr. Kanai currently serves as a corporate auditor at Epoch Co., Ltd., a Japanese toy and computer games company, and as the representative of Frantech Law Office. He is an attorney in Japan and has been a lecturer at the Keio University School of Law since 1999 and an adjunct professor at Musashino University Faculty of Law since April 2015. Mr. Kanai received an L.L.B. and L.L.M. from Keio University, an L.L.M. from Cornell Law School and an L.L.M. from the University of London.
Some of our directors concurrently serve in senior positions at certain of our affiliates or other companies with which we have ordinary course business agreements and engage in ordinary course business transactions.

Executive Officers
The following table sets forth information regarding our senior management, consisting of the officers identified below ("executive officers"), as of the date of this annual report. The business address of all of our executive officers is JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, 160-0022, Japan.

Executive Officers	Age	Position/Title
Takeshi Idezawa	43	Representative Director, President and Chief Executive Officer
Jun Masuda	39	Director and Chief Strategy & Marketing Officer
Joongho Shin	44	Director and Chief Global Officer
In Joon Hwang	51	Director and Chief Financial Officer
Euibin Park	41	Chief Technology Officer
Heechan Yang	37	Head of Technology Strategy Department and Data Labs
Seok-Ho Yang	38	Head of LINE Development Department 1
Shintaro Tabata	40	Head of Corporate Business
Tomohiro Ikebe	39	Head of Services Development
Takeshi Shimamura	39	Head of Commerce Media
Youngsu Ko	40	Head of LINE Service & B2B Business
Euibin Park.  Ms. Park has served as chief technology officer since April 2014. She has served as head of our Web Services Development Group since June 2013. From June 2005 to April 2013, Ms. Park served in several roles at NAVER Corporation and its affiliated companies, primarily in Japan-related businesses. Prior to joining NAVER Corporation in June 2005, Ms. Park served in several roles at Neowiz Games Corporation, NOWCOM Co., Ltd. and Soteck Inc.. Ms. Park received a B.S. in information and communications from Chonbuk National University.
Heechan Yang. Mr. Yang has served as head of Technology Strategy Department and Data Labs since March 2016. From June 2013 to February 2016, Mr. Yang served as head of LINE Development Department 2 and Technology Strategy Department. Previously, he served in several engineering and product development-related roles at NHN Japan Corporation, NAVER Japan Corporation, NC Japan Corporation, NHN Corporation and Webtizen Co., Ltd. Mr. Yang received a B.S. in computer engineering from Hongik University.
Seokho Yang. Mr. Yang has served as head of LINE Development Department 1 since June 2013. Previously, he served in several development-related roles at NHN Japan Corporation, NAVER Japan Corporation and NHN Corporation. Mr. Yang received a B.S. in computer science from Korea Advanced Institute of Science and Technology.
Shintaro Tabata. Mr. Tabata has served as head of corporate business since April 2014. Prior to joining our company in June 2012, Mr. Tabata served as Japan country manager at Condé Nast Digital, and prior to that, he served as head of media business at DataHotel Co., Ltd., which he joined in April 2005. He also served in several roles at Recruit Holdings Co., Ltd. and NTT Data Inc. Mr. Tabata received a B.S. in economics from Keio University.
Tomohiro Ikebe.  Mr. Ikebe has served as head of service development since April 2014. He currently serves as a director of LINE Business Partners Corporation and LINE Fukuoka Corporation. Previously, he served in several roles at DataHotel Co., Ltd., our subsidiary, after joining the company in October 2001, including as executive officer in charge of business development.
Takeshi Shimamura.  Mr. Shimamura has served as head of commerce media since April 2014. He currently serves as a director of LINE Fukuoka Corporation. Since joining our company from Rakuten, Inc. in July 2004, Mr. Shimamura has served in several roles at our company, including as head of service planning. Mr. Shimamura received a B.A. in history from Komazawa University.
Youngsu Ko.  Mr. Ko has served as head of LINE Service & B2B Business since November 2016. He has served in several other leadership roles, including as project manager of LINE Messenger Service, since joining our company in March 2013. Previously, he served in several roles at NAVER Corporation, primarily in its Japan-related businesses.

Item 6.B.    Compensation
In accordance with the Companies Act, compensation for our directors and corporate auditors, including bonuses, retirement allowances and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our articles of incorporation. The shareholders' approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders' approval must include the description of such benefits. Compensation for a director or corporate auditor is fixed by our board of directors or by consultation among our corporate auditors in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflects the position of the director or corporate auditor at the time of retirement, length of service as a director or corporate auditor and contribution to our performance.
The following table summarizes the total remuneration paid, including in-kind benefits granted, to our directors and corporate auditors in 2016:

	Total amount (in millions of yen)	By type (in millions of yen)				Number of persons
		Base salary	Stock options	Bonuses	Retirement allowances
Directors(1)	6,134	273	5,714	147	–	5
Outside directors	28	28	–	–	–	3
Full-time corporate auditors(2)	–	–	–	–	–	1
Outside corporate auditors	11	11	–	–	–	2
____________

(1)    Excludes outside directors.
(2)    Excludes outside corporate auditors.

The following table summarizes the remuneration paid, including in-kind benefits granted, by LINE Corporation and its consolidated subsidiaries to our directors or corporate auditors, on an individual basis, in an amount equal to or exceeding ¥100 million for 2016:

Name	Position/Title	Company	Type and amount (in millions of yen)			Total (in millions of yen)
			Base salary	Stock options	Bonuses
Joongho Shin	Director	LINE Corporation	8	5,592	–
	Director	LINE Plus Corporation	84	–	56	5,740(1)
Takeshi Idezawa	Director	LINE Corporation	50	71	24	145
Jun Masuda	Director	LINE Corporation	36	51	20	106
____________

(1)  Amount includes remuneration paid to Mr. Joongho Shin by LINE Corporation and LINE Plus Corporation.
We do not separately set aside any amounts for pension, retirement or other benefits for our directors, corporate auditors or executive officers other than for our subsidiaries in Korea where we are legally required to do so.

We do not have any loans or credits outstanding to any of our directors, corporate auditors or executive officers, and we do not have any guarantees outstanding for borrowings by any of our directors, corporate auditors or executive officers.
We have obtained directors' and officers' liability insurance which insures against certain liabilities that our directors and officers may, in such capacities, incur.
For further details on our stock options, see "Item 6.E. Share Ownership."
Item 6.C.    Board Practices
Board of Directors
Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for not fewer than three but not more than eight directors. Directors are typically nominated at the board level and are elected at general meetings of shareholders. The normal term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director's election to office. Our directors may, however, serve any number of consecutive terms.
The board of directors appoints from among its members one or more representative directors, who have the authority individually to represent us in the conduct of our affairs. The board of directors may appoint from among its members a chairman, a president or one or more deputy presidents, senior managing directors and managing directors. We have three outside directors who satisfy the requirements for an outside director under the Companies Act.
None of the members of our board of directors is party to a service contract with us or any of our subsidiaries that provides for benefits upon termination of service.
Board of Corporate Auditors
Our corporate auditors constitute a board of corporate auditors. As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of board committees. Our articles of incorporation provide for not more than five corporate auditors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders. The normal term of office of any corporate auditor expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor's election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.
Our corporate auditors are not required to be certified public accountants. Our corporate auditors may not at the same time be directors, employees or accounting advisors (kaikei sanyo) of us or any of our subsidiaries or corporate officers of our subsidiaries. Under the Companies Act, at least one-half of them must be persons who satisfy the requirements for an outside corporate auditor under the Companies Act, and at least one of the corporate auditors must be a full-time corporate auditor.
The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine the financial statements and business reports to be submitted by a representative director at the general meetings of shareholders and to prepare an audit report. They are obligated to participate in meetings of the board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. The board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, independent certified public accountants each year. Each corporate auditor may note an opinion in an audit report issued by the board of corporate auditors, if the opinion expressed in such corporate auditor's individual audit report is different from the opinion expressed in the audit report issued by the board of corporate auditors. The board of corporate auditors is empowered to establish the audit principles, the method of examination by the corporate auditors of our affairs and financial position and any other matters relating to the performance of the corporate auditors' duties.

In addition to our corporate auditors, we must appoint independent certified public accountants. Such independent certified public accountants have the statutory duties of examining the financial statements to be submitted by a representative director at the general meetings of shareholders and reporting their opinion thereon to the relevant corporate auditors and directors. The independent certified public accountants also audit the financial statements to be included in the securities reports that are required to be filed with the director of the relevant local finance bureau of the Ministry of Finance. Deloitte Touche Tohmatsu LLC acted as our independent certified public accountant from 2007 to 2014 and PricewaterhouseCoopers Aarata LLC acts as our independent certified public accountant beginning January 1, 2015.
In addition, under the Securities Listing Regulations of the Tokyo Stock Exchange, listed companies in Japan are required to have at least one independent officer. Such independent officer is required to be an outside director or an outside corporate auditor (as defined under the Companies Act) who is unlikely to have any conflicts of interest with shareholders. The Securities Listing Regulations also require listed companies to make efforts to have at least one director who meets the requirements for an independent officer (such director, an "Independent Director"). Further, a listed company that does not have two or more Independent Directors is required to publicly explain the reason. As of December 31, 2016, we have three Independent Directors.
Committees of the Board of Directors
Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. For foreign private issuers, use of a board of corporate auditors in compliance with home country rules is permitted under Rule 10A-3(c)(3) of the Exchange Act, and as such we are not required to and do not intend to form an audit committee. Our board of corporate auditors is a legally separate and independent body from our board of directors. We do not have certain committees that are required of U.S. listed companies subject to the New York Stock Exchange corporate governance standards, including those that are responsible for director nomination and corporate governance and executive compensation.
Our board of directors is supported by a management committee to facilitate timely decision-making with respect to important administration and management issues. The management committee is composed of members appointed by the President. Currently, the management committee consists of the Chief Executive Officer, Chief Global Officer, Chief Strategy & Marketing Officer, Chief Privacy Officer/Chief Information Security Officer, certain senior officers in charge of finance and accounting, human resources and internal audit and a full-time corporate auditor. The management committee engages in discussion of various items to be resolved by, or reported to, the board of directors, and considers important administration and management issues in accordance with the basic strategies and policies set by the board of directors.
The management committee can delegate its authority to its subcommittees, including the risk management committee. The risk management committee facilitates timely decision-making with respect to risk management issues. The risk management committee is composed of the Representative Director and President, other directors with business execution authority, officers and employees heading key business divisions or those appointed by such officers or employees, and representatives of our subsidiaries or those appointed by such representatives.

Limitation of Liability of Directors and Corporate Auditors
Under the Companies Act and our articles of incorporation we may exempt, by resolution of the board of directors, our directors and corporate auditors from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our articles of incorporation provide that we may enter into agreements with our directors (excluding executive directors) and corporate auditors to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to the higher of either a predetermined amount which shall be no less than ¥10 million or an amount stipulated in laws and regulations. We plan to enter into a liability limitation agreement with each outside director and outside corporate auditor which limits the maximum amount of their liability to the higher of either ¥10 million or an amount stipulated in laws and regulations.
Item 6.D.    Employees
Our employees are critical to our success. We seek employees who are motivated to develop new products and services for our rapidly growing user base around the world as well as for our platform partners and advertisers. A vast majority of our new hires have prior experience in the internet or mobile services or related industries, and we strive to hire and retain employees with diverse backgrounds in addition to relevant work experience in order to achieve our objective to continue to grow globally.
On a consolidated basis, we had 3,085, 2,454 and 1,783 and full-time employees as of December 31, 2016, 2015 and 2014, respectively. From time to time, we also employ contract-based employees to enhance operational efficiency. The following table sets forth a breakdown of our full-time employees by location as of December 31, 2016:

Location	Number of full-time employees
Japan	1,344
Outside Japan	1,741
Total	3,085
Compensation for our full-time employees consists of a combination of annual base salary, bonuses and share-based compensation. We are in the process of establishing additional employee share incentive plans, to encourage wider equity participation among our employees. We also provide a wide range of benefits to our employees. We believe our compensation and benefit plans are competitive within our industry. Our employees are not unionized, and we consider our current relations with our employees to be good.
Item 6.E.    Share Ownership
Our directors and corporate auditors do not own any shares of our common stock as of December 31, 2016. None of the shares of our common stock entitles the holder to any preferential voting rights.
We have granted stock options to purchase shares of our common stock in the form of stock acquisition rights pursuant to the Companies Act under grants authorized by our shareholder on December 17, 2012 and subsequently on February 5, 2014. The purpose of these grants is to enable our directors and employees, including our executive officers, to share in our successes and to reinforce a corporate culture that aligns employee interests with those of our shareholders. Stock options granted prior to 2012 were exercised in full by the grantees, but all of the shares so acquired were subsequently purchased by NAVER Corporation, our 100% shareholder. References in this annual report to "stock options" are references to stock acquisition rights to purchase shares of our common stock, unless otherwise indicated.

Our stock options may be exercised during an eight-year period that begins two years from the date of grant. Our stock option grants generally do not allow for the transfer or assignment of options. An option holder who retires while one's options are still exercisable loses such options, unless otherwise approved by our board of directors. In the event of a stock split, reverse stock split or issuance of new shares or disposal of treasury shares at below market price, the exercise price of and, in certain cases, the number of shares subject to outstanding options, will be proportionately adjusted.
The following table summarizes the stock options with respect to our common stock owned by our directors and corporate auditors as of December 31, 2016:

Name	Grant Date	Exercise period		Exercise price (per share)	Number of shares issuable
		From	To
Joongho Shin	December 17, 2012	December 18, 2014	December 17, 2022	¥344	6,790,000
	February 4, 2015	February 4, 2017	February 3, 2025	1,320	3,474,500
Hae Jin Lee	December 17, 2012	December 18, 2014	December 17, 2022	344	5,572,000
Takeshi Idezawa	December 16, 2013	December 17, 2015	December 16, 2023	344	52,500
	February 4, 2015	February 4, 2017	February 3, 2025	1,320	44,000
Jun Masuda	December 16, 2013	December 17, 2015	December 16, 2023	344	63,000
	February 4, 2015	February 4, 2017	February 3, 2025	1,320	31,500

At the ordinary general meeting of shareholders held on March 30, 2017, we resolved to issue a maximum of 13,125 stock options to certain of our directors, to be allocated within one year of March 30, 2017. A maximum of 1,312,500 shares will be issued in total upon the exercise of such stock options. For more information, see Note 34 of the notes to our annual consolidated financial statements. In addition, pursuant to the approval of our board of directors on February 23, 2017, we plan to introduce an employee stock ownership plan in recognition of our employees' contribution to our growth and to further encourage improvement in medium- to long-term business performance and to grant beneficiary rights to certain of our employees and those of our subsidiaries in 2017.

Item 7.        Major Shareholders and Related Party Transactions
Item 7.A.    Major Shareholders
The table below sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2016, based on information known to us or can be ascertained from public filings:
Name of shareholder	Number of shares owned	Percentage of outstanding shares
NAVER Corporation(1)	174,992,000	80.4%
__
(1)
Prior to our IPO in July 2016, in which we issued 40,250,000 shares of common stock (including over-allotments), NAVER Corporation owned 100.0% of the outstanding shares of our common stock as a result of our issuance of common stock to NAVER Corporation in May 2012.

Under the Financial Instruments and Exchange Act, any person who solely or jointly owns more than 5% of the total issued voting shares of a company listed on a Japanese stock exchange must file a report concerning the shareholding with the director of the relevant local finance bureau. Major shareholders have the same voting rights per share as all other holders of common stock.
As of December 31, 2016, there were 217,775,500 shares of common stock outstanding. Of the total outstanding shares, 11,223,235 shares were held in the form of American Depositary Receipts ("ADRs") and 15,317,775 shares were held of record in the form of common stock by residents in the United States. As of December 31, 2016, the number of registered ADR holders was three and the number of registered holders of our common stock in the United States was 101.
NAVER Corporation, which has 174,992,000 shares or 80.4% of the voting power of our outstanding capital stock as of December 31, 2016, has the ability to control the outcome of matters submitted to our shareholders for approval. To our knowledge, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of us.

Item 7.B.    Related Party Transactions
NAVER Corporation
Issuance of Shares
On May 25, 2012, we issued 87,369 shares of our common stock to NAVER Corporation for ¥15,000 million. As of December 31, 2016, NAVER Corporation held a 80.4% voting interest in us.
Mr. Hae Jin Lee, who currently serves as a director and chairman of our company, also serves as a director of NAVER Corporation. Mr. Jin Hee Kim, who currently serves as our corporate auditor, also serves as an executive officer of NAVER Corporation.
Personnel
From time to time we have transfers or secondments of employees from NAVER Corporation and our affiliates, the related personnel expenses of which are borne by us. Some of our directors, corporate auditors and executive officers concurrently serve in senior positions at certain of our affiliates with which we have ordinary course business agreements and engage in ordinary course business transactions.
Advertising Service
On January 1, 2014, LINE Plus Corporation, our wholly-owned subsidiary, entered into a service partnership agreement with NAVER Corporation to provide NAVER Corporation with advertising services via the LINE platform and the right to use certain LINE characters in NAVER Corporation's advertising activities in exchange for advertising services to be provided to LINE Plus Corporation via NAVER Corporation's portal website, NAVER. We recognized net revenue receivable from NAVER Corporation of ¥332 million in 2016 and recorded ¥67 million of outstanding receivables balance from NAVER Corporation as of December 31, 2016.
NAVER Business Platform Corporation
Data Hosting Services
On December 20, 2010, we entered into a data hosting agreement with NAVER Business Platform Corporation, pursuant to which NAVER Business Platform Corporation provides data hosting services to us. The agreement was superseded by an information technology service agreement with NAVER Business Platform Corporation dated April 1, 2013. For such services, we recognized expenses payable to NAVER Business Platform Corporation of ¥7,458 million in 2016 and recorded ¥902 million of outstanding expenses payable balance to NAVER Business Platform Corporation as of December 31, 2016.
For further details on related party transactions, see Note 28 of the notes to our annual consolidated financial statements.
As of December 31, 2016, we had no loans outstanding to our directors, corporate auditors or executive officers.
Item 7.C.    Interests of Experts and Counsel
Not applicable
Item 8.        Financial Information
Item 8.A.    Consolidated Statements and Other Financial Information
See "Item 18. Financial Statements" and pages F‑1 through F‑101.

Legal Proceedings
We are involved in, and may in the future be involved in, legal proceedings, claims and government investigations in the ordinary course of business, including intellectual property infringement claims. In addition, the nature of our business exposes us to claims related to defamation, rights of publicity and privacy and personal injury torts resulting from information that is published or made available on the LINE platform. This risk is enhanced in certain jurisdictions outside Japan where our protection from liability for content published on our platform by third parties may be unclear and where we may be less protected under local laws than we are in Japan. Our licenses and best practices may not reduce or eliminate such risks.
Between December 2015 and May 2016, Uniloc USA, Inc. and Uniloc Luxembourg S.A. filed 16 patent infringement lawsuits related to systems and methods for initiating conference calls against at least 16 instant messaging service providers and telecommunications equipment and solution providers, including us, in the U.S. District Court for the Eastern District of Texas. On June 14, 2016, Uniloc USA, Inc. and Uniloc Luxembourg S.A. filed eight patent infringement lawsuits related to systems and methods for instant VoIP messaging against at least eight wireless telecommunications manufacturers and instant messaging service providers, including us, in the U.S. District Court for the Eastern District of Texas. Both complaints seek unspecified monetary damages, costs and injunctive relief against us.  The final outcome of these litigations, including our liability, if any, with respect to Uniloc's claims, is uncertain. We intend to continue to vigorously defend against these lawsuits.
Dividend Distribution Policy
Since our inception, we have not declared or paid cash dividends on shares of our common stock. Any decision to pay dividends in the future will be subject to a number of factors, including our financial condition, results of operations, the level of our retained earnings, capital demands, general business conditions and other factors our board of directors may deem relevant. We currently intend to retain any future earnings and do not expect to pay any dividends in the foreseeable future. Consequently, we cannot give any assurance that any dividends may be declared and paid in the future.
If declared, holders of outstanding shares of our capital stock on a dividend record date will be entitled to the full dividend declared without regard to the date of issuance of the shares or any subsequent transfer of the shares. Payment of declared annual dividends in respect of a particular year, if any, will be made in the following year after approval by our shareholders at the ordinary general meeting of shareholders, subject to certain provisions of our articles of incorporation and the Companies Act.
Subject to the terms of the deposit agreement for the ADSs, holders of ADSs will be entitled to receive dividends on shares of our common stock represented by ADSs to the same extent as the holders of shares of our common stock, less the fees and expenses payable under the deposit agreement in respect of, and any Japanese tax applicable to, such dividends. The depositary will generally convert the Japanese yen it receives into U.S. dollars and distribute the U.S. dollar amounts to holders of ADSs. Cash dividends on shares of our common stock, if any, will be paid in Japanese yen.
Item 8.B.    Significant Changes
Except as disclosed elsewhere in this annual report, we have not experienced any significant changes since the date of our annual consolidated financial statements included in this annual report.
Item 9.        The Offer and Listing
Item 9.A.    Offer and Listing Details

Market Price Information
Our common stock, with no par value per share, has been listed on the First Section of the Tokyo Stock Exchange since July 15, 2016 under the securities identification code 3938. Our ADSs, each representing one share of our common stock and evidenced by ADRs, are listed on the New York Stock Exchange under the ticker symbol "LN."
The table below shows, for the periods indicated, the high and low market prices of our common stock on the Tokyo Stock Exchange and the ADSs on the New York Stock Exchange.
	Tokyo Stock Exchange Price per share of common stock		New York Stock Exchange Price per share of ADS

	High	Low	High	Low
	(In yen)		(In US$)
Annual highs and lows
Fiscal year 2016 (from July 15, 2016)	5,060	3,820	49.63	33.52
Quarterly highs and lows
Third Quarter 2016 (from July 15, 2016)	5,060	3,820	49.63	36.53
Fourth Quarter 2016	5,000	3,955	48.48	33.52
First Quarter 2017 (through March 24)	4,185	3,515	37.55	30.96
Monthly highs and lows
September 2016	5,060	4,395	49.63	41.53
October 2016	5,000	4,305	48.48	40.46
November 2016	4,410	3,975	40.80	37.39
December 2016	4,455	3,955	38.26	33.52
January 2017	4,185	3,625	36.90	31.80
February 2017	3,895	3,515	34.56	30.96
March 2017 (through March 24)	4,185	3,860	37.55	34.11

Item 9.B.    Plan of Distribution
Not applicable
Item 9.C.    Markets
Please refer to "Item 9.A. Offer and Listing Details."
Item 9.D.    Selling Shareholders
Not applicable
Item 9.E.    Dilution
Not applicable
Item 9.F.    Expenses of the Issue
Not applicable
Item 10.      Additional Information
Item 10.A.  Share Capital
Not applicable
Item 10.B.  Memorandum and Articles of Association
We are a joint-stock corporation incorporated in Japan under the Companies Act. The rights of our shareholders are represented by shares of our common stock as described below, and shareholders' liability is limited to the amount of subscription for such shares. As of December 31, 2016, our authorized share capital consisted of 690,000,000 shares of common stock of which 217,775,500 shares were issued and outstanding.

Book-Entry Transfer System
The Japanese book-entry transfer system for listed shares of Japanese companies under the Book-Entry Act apply to the shares of our common stock. Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized. Under the book-entry transfer system, in order for any person to hold, sell or otherwise dispose of listed shares of Japanese companies, they must have an account at an account management institution unless such person has an account at JASDEC. "Account management institutions" are financial instruments business operators (i.e., securities firms), banks, trust companies and certain other financial institutions that meet the requirements prescribed by the Book-Entry Act, and only those financial institutions that meet the further stringent requirements of the Book-Entry Act can open accounts directly at JASDEC.
The following description of the book-entry transfer system assumes that the relevant person has no account at JASDEC.
Under the Book-Entry Act, any transfer of shares is effected through book-entry, and the title to the shares passes to the transferee at the time when the transferred number of shares is recorded in the transferee's account at an account management institution. The holder of an account at an account management institution is presumed to be the legal owner of the shares held in such account.
Under the Companies Act, in order to assert shareholders' rights against us, the transferee must have its name and address registered in the register of our shareholders, except in limited circumstances. Under the book-entry transfer system, such registration is generally made upon receipt of an all shareholders notice (as described in "— Register of Shareholders") from JASDEC. For this purpose, shareholders are required to file their names and addresses with our transfer agent through the account management institution and JASDEC. See "— Register of Shareholders" for more information.
Non-resident shareholders are required to appoint a standing proxy in Japan or provide a mailing address in Japan. Each such shareholder must give notice of their standing proxy or a mailing address to the relevant account management institution. Such notice will be forwarded to our transfer agent through JASDEC. Japanese securities firms and commercial banks customarily act as standing proxies and provide related services for standard fees. Notices from us to non-resident shareholders are delivered to the standing proxies or mailing addresses.
Register of Shareholders
Under the book-entry transfer system, the registration of names, addresses and other information of shareholders in the register of our shareholders will be made by us upon the receipt of an all shareholders notice (soukabunushi tsuchi) (with the exception that in the event of the issuance of new shares, we will register the names, addresses and other information of our shareholders in the register of our shareholders without an all shareholders notice from JASDEC) given to us by JASDEC, which will give us such all shareholders notice based on information provided by the account management institutions. Such all shareholders notice will be made only in cases prescribed under the Book-Entry Act such as when we fix the record date and when we make a request to JASDEC with any justifiable reason. Therefore, a shareholder may not assert shareholders' rights against us immediately after such shareholder acquires our shares, unless such shareholder's name and address are registered in the register of our shareholders upon our receipt of an all shareholders notice; provided, however, that, in respect of the exercise of rights of minority shareholders as defined in the Book-Entry Act, a shareholder may exercise such rights upon giving us an individual shareholder notice (kobetsukabunushi tsuchi) through JASDEC only during a certain period prescribed under the Book-Entry Act.

Distribution of Surplus
Under the Companies Act, the distribution of dividends takes the form of distribution of Surplus, and a distribution of Surplus may be made in cash and/or in kind, with no restrictions on the timing and frequency of such distributions. The Companies Act generally requires a joint-stock corporation to make distributions of Surplus authorized by a resolution of a general meeting of shareholders. Distributions of Surplus are, however, permitted pursuant to a resolution of the board of directors if:
(a)	the company's articles of incorporation so provide (our articles of incorporation do not have provisions to this effect);
(b)	the normal term of office of directors is no longer than one year (our articles of incorporation do not have provisions to this effect); and
(c)
the company's non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present its assets and profit or loss, as required by the ordinances of the Ministry of Justice.

In an exception to the above rule, even if the requirements described in (a) through (c) are not met, the company may be permitted to make distributions of Surplus in cash to its shareholders by resolution of the board of directors once per fiscal year if its articles of incorporation so provide. Our articles of incorporation provide for distributions of Surplus in cash by resolution of the board of directors as interim dividends, the record date for which is June 30 of each year.
A resolution of a general meeting of shareholders authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders, grant a right to the shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders. See "— Voting Rights" for more details regarding a special resolution. Our articles of incorporation provide that we are relieved of our obligation to pay any distributions in cash that go unclaimed for three years after the date they first become payable.
Restriction on Distribution of Surplus
Under the Companies Act, we may distribute Surplus up to the excess of the aggregate of (a) and (b) below, less the aggregate of (c) through (f) below, as of the effective date of such distribution, if our net assets are not less than ¥3,000,000:
(a)	the amount of Surplus, as described below;
(b)
in the event that extraordinary financial statements as of, or for a period from the beginning of the fiscal year to, the specified date are approved, the aggregate amount of (i) the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net income for such period described in the statement of income constituting the extraordinary financial statements, and (ii) the amount of consideration that we received for the treasury stock that we disposed of during such period;

(c)	the book value of our treasury stock;
(d)	in the event that we disposed of treasury stock after the end of the previous fiscal year, the amount of consideration that we received for such treasury stock;
(e)
in the event described in (b) in this paragraph, the aggregate amount as provided for by an ordinance of the Ministry of Justice as the net loss for such period described in the statement of income constituting the extraordinary financial statements; and

(f)
certain other amounts set forth in the ordinances of the Ministry of Justice, including (if the sum of one-half of goodwill and the deferred assets exceeds the total of share capital, additional paid-in capital and legal earnings reserve, each such amount as it appears on the balance sheet as of the end of the previous fiscal year) all or a certain part of such excess amount as calculated in accordance with the ordinances of the Ministry of Justice.

For the purposes of this section, the amount of "Surplus" is the excess of the aggregate of (I) through (IV) below, less the aggregate of (V) through (VII) below:
(I)	the aggregate of other capital surplus and other retained earnings at the end of the previous fiscal year;
(II)
in the event that we disposed of treasury stock after the end of the previous fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

(III)	in the event that we reduced our share capital after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to additional paid-in capital and/or legal earnings reserve (if any);

(IV)	in the event that we reduced additional paid-in capital and/or legal earnings reserve after the end of the previous fiscal year, the amount of such reduction less the portion thereof that has been transferred to share capital (if any);

(V)	in the event that we cancelled treasury stock after the end of the previous fiscal year, the book value of such treasury stock;

(VI)	in the event that we distributed Surplus after the end of the previous fiscal year, the aggregate of the following amounts:
(1)
the aggregate amount of the book value of the distributed assets, excluding the book value of such assets that would be distributed to shareholders but for their exercise of the right to receive dividends in cash instead of dividends in kind;

(2)	the aggregate amount of cash distributed to shareholders who exercised the right to receive dividends in cash instead of dividends in kind; and
(3)	the aggregate amount of cash paid to shareholders holding fewer shares than the shares that were required in order to receive dividends in kind;

   (VII) the aggregate amounts of (1) through (4) below, less (5) and (6) below:
(1)
in the event that the amount of Surplus was reduced and transferred to additional paid-in capital, legal earnings reserve and/or share capital after the end of the previous fiscal year, the amount so transferred;

(2)	in the event that we distributed Surplus after the end of the previous fiscal year, the amount set aside in additional paid-in capital and/or legal earnings reserve;
(3)
in the event that we disposed of treasury stock in the process of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange (kabushiki kokan) in which we acquired all shares of a company after the end of the previous fiscal year, the difference between the book value of such treasury stock and the consideration that we received for such treasury stock;

(4)
in the event that the amount of Surplus was reduced in the process of a corporate split in which we transferred all or a part of our rights and obligations after the end of the previous fiscal year, the amount so reduced;

(5)
in the event of (x) a merger in which we acquired all rights and obligations of a company, (y) a corporate split in which we acquired all or a part of the rights and obligations of a split company or (z) a share exchange in which we acquired all shares of a company after the end of the previous fiscal year, the aggregate amount of (i) the amount of the other capital surplus after such merger, corporate split or share exchange, less the amount of other capital surplus before such merger, corporate split or share exchange, and (ii) the amount of the other retained earnings after such merger, corporate split or share exchange, less the amount of other retained earnings before such merger, corporate split or share exchange; and

(6)
in the event that an obligation to cover a deficiency, such as the obligation of a person who subscribed newly issued shares with an unfair amount to be paid in, was fulfilled after the end of the previous fiscal year, the amount of other capital surplus increased by such payment.

In Japan, the "ex-dividend" date and the record date for any distribution of Surplus come before the date a company determines the amount of distribution of Surplus to be paid.
For information as to Japanese taxes on dividends, please refer to "Taxation — Japanese Taxation."
Capital and Reserves
Under the Companies Act, the paid-in amount of any newly-issued shares of stock is required to be accounted for as share capital, although we may account for an amount not exceeding one-half of such paid-in amount as additional paid-in capital. We may generally reduce additional paid-in capital and/or legal earnings reserve by resolution of a general meeting of shareholders, subject to completion of protection procedures for creditors in accordance with the Companies Act, and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as share capital. We may generally reduce share capital by a special resolution of a general meeting of shareholders and, if so decided by the same resolution, we may account for the whole or any part of the amount of such reduction as additional paid-in capital.
Stock Splits
Under the Companies Act, we may at any time split shares in issue into a greater number of the same class of shares by a resolution of the board of directors. When a stock split is to be made, we must give public notice of the stock split, specifying the record date therefor, at least two weeks prior to such record date.

Under the book-entry transfer system, on the effective date of the stock split, the numbers of shares recorded in all accounts held by our shareholders at account management institutions will be increased in accordance with the applicable ratio.

Gratuitous Allocations
Under the Companies Act, we may allot any class of shares to our existing shareholders without any additional contribution by resolution of the board of directors; provided that although our treasury stock may be allotted to our shareholders, any allotment of shares will not accrue to shares of our treasury stock.
When a gratuitous allocation is to be made and we set a record date therefor, we must give public notice of the gratuitous allocation, specifying the record date therefor, at least two weeks prior to the record date.
Under the book-entry transfer system, on the effective date of the gratuitous allocation, the number of shares of our common stock recorded in accounts held by our shareholders at account management institutions will be increased in accordance with a notice from us to JASDEC.
Reverse Stock Split
Under the Companies Act, we may at any time consolidate our shares into a smaller number of shares by a special resolution of the general meeting of shareholders. We must disclose the reason for the reverse stock split at the general meeting of shareholders. When a reverse stock split is to be made, we must give public notice of the reverse stock split, at least two weeks (or, in certain cases where any fractions of shares are left as a result of a reverse stock split, 20 days) prior to the effective date of the reverse stock split.
Under the book-entry transfer system, on the effective date of the reverse stock split, the numbers of shares recorded in all accounts held by our shareholders at account management institutions will be decreased in accordance with the applicable ratio.
Unit Share System
General
Our articles of incorporation provide that 100 shares constitute one "unit" of common stock. Our board of directors is permitted to reduce the number of shares that will constitute one unit or to abolish the unit share system entirely by amending our articles of incorporation, without shareholders' approval, with public notice without delay after the effective date of such amendment.
Transferability of Shares Constituting Less Than One Unit
Under the book-entry transfer system, shares constituting less than one unit are transferable. Under the rules of the Japanese stock exchanges, however, shares constituting less than one unit do not comprise a trading unit, except in limited circumstances, and accordingly may not be sold on the Japanese stock exchanges.
Voting Rights of a Holder of Shares Constituting Less Than One Unit
A holder of shares constituting less than one unit cannot exercise any voting rights pertaining to those shares. In calculating the quorum for various voting purposes, the aggregate number of shares constituting less than one unit will be excluded from the number of outstanding shares. A holder of shares representing one or more whole units will have one vote for each whole unit represented.
A holder of shares constituting less than one unit does not have any rights related to voting, such as the right to participate in a demand for the resignation of a director, the right to participate in a request for the convocation of a general meeting of shareholders and the right to join with other shareholders to propose a matter to be included in the agenda of a general meeting of shareholders.

In accordance with the Companies Act, our articles of incorporation provide that a holder of shares constituting less than one unit does not have any other rights of a shareholder in respect of those shares, other than those provided by our articles of incorporation, including the following rights:
•	to receive dividends;
•	to receive cash or other assets in case of a reverse stock split or stock split, share exchange, share transfer or merger;
•	to be allotted rights to subscribe for free for new shares and stock acquisition rights when such rights are granted to shareholders; or
•	to participate in any distribution of surplus assets upon liquidation.
Rights of a Holder of Shares Constituting Less Than One Unit to Require Us to Purchase Shares and to Sell Shares
Under the Companies Act, a holder of shares constituting less than one full unit may at any time request that we purchase such shares. In addition, our articles of incorporation provide that, pursuant to our share handling regulations, a holder of shares constituting less than one full unit has the right to request that we sell to such holder such number of shares constituting less than one full unit which, when added to the shares constituting less than one full unit currently owned by such holder, will constitute one full unit.
Under the book-entry system, such a request must be made to us through the relevant account managing institution. The price at which shares of common stock constituting less than one unit will be purchased or sold by us pursuant to such a request will be equal to (a) the closing price of shares of our common stock reported by the Tokyo Stock Exchange on the day when the request is received by our transfer agent or (b) if no sale takes place on the Tokyo Stock Exchange on that day, the price at which the sale of shares of our common stock is executed on such stock exchange immediately thereafter.
General Meeting of Shareholders
Our ordinary general meeting of shareholders is usually held every March in Tokyo, Japan. The record date for an ordinary general meeting of shareholders is December 31 of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks' advance notice to shareholders.
Notice of convocation of a general meeting of shareholders setting forth the time, place, purpose thereof and certain other matters set forth in the Companies Act and relevant ordinances must be mailed to each shareholder having voting rights (or, in the case of a non-resident shareholder, to his or her standing proxy or mailing address in Japan) at least two weeks prior to the date set for such meeting. Such notice may be given to shareholders by electronic means, subject to the consent of the relevant shareholders.
Any shareholder or group of shareholders holding at least 3% of the total number of voting rights for a period of six months or more may require, with an individual shareholder notice (as described in "— Register of Shareholders"), the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such general meeting of shareholders.

Any shareholder or group of shareholders holding at least 300 voting rights or 1% of the total number of voting rights for a period of six months or more may propose a matter to be included in the agenda of a general meeting of shareholders, and may propose to describe such matter together with a summary of the proposal to be submitted by such shareholder in a notice to our shareholders, by submitting a request to a director at least eight weeks prior to the date set for such meeting, with an individual shareholder notice.
The Companies Act enables a company to amend its articles of incorporation in order to loosen the requirements for the number of shares held and shareholding period, as well as the period required for dispatching a convocation notice or submission of requests, all of which are required for any shareholder or group of shareholders to request the convocation of a general meeting of shareholders or to propose a matter to be included in the agenda of a general meeting of shareholders. Our articles of incorporation do not provide for loosening such requirements.
Voting Rights
A shareholder of record is entitled to one vote per unit (100 shares) of common stock, except that neither we nor any corporation, partnership or other similar entity in which we hold, directly or indirectly, 25% or more of the voting rights shall exercise any voting rights in respect of shares held by us or such entity, as the case may be. Except as otherwise provided by law or by our articles of incorporation, a resolution can be adopted at a general meeting of shareholders by a majority of the voting rights represented at the meeting. Shareholders may also exercise their voting rights through proxies, provided that the proxy is granted to one of our shareholders having voting rights. The Companies Act and our articles of incorporation provide that the quorum for the election of directors and corporate auditors is one-third of the total number of voting rights. Our articles of incorporation provide that the shares may not be voted cumulatively for the election of directors.
The Companies Act provides that a special resolution of the general meeting of shareholders is required for certain significant corporate transactions, including:
•	any amendment to our articles of incorporation (except for amendments that may be authorized solely by the board of directors under the Companies Act);
•
a reduction of share capital, subject to certain exceptions under which a shareholders' resolution is not required, such as a reduction of share capital for the purpose of replenishing capital deficiencies;

•	transfer of the whole or a part of our equity interests in any of our subsidiaries, subject to certain exceptions under which a shareholders' resolution is not required;
•	a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders' resolution is not required;
•	the transfer of the whole or a substantial part of our business, subject to certain exceptions under which a shareholders' resolution is not required;
•	the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders' resolution is not required;
•	a corporate split, subject to certain exceptions under which a shareholders' resolution is not required;
•
share exchange (kabushiki kokan) or share transfer (kabushiki iten) for the purpose of establishing 100% parent-subsidiary relationships, subject to certain exceptions under which a shareholders' resolution is not required;

•
any issuance of new shares or transfer of existing shares held by us as treasury stock at a "specially favorable" price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a "specially favorable" price or in a "specially favorable" condition to any persons other than shareholders;

•	any acquisition by us of our own shares from specific persons other than our subsidiaries (if any);
•	reverse stock split; or
•	the removal of a corporate auditor.
Except as otherwise provided by law or in our articles of incorporation, a special resolution of the general meeting of shareholders requires the approval of the holders of at least two-thirds of the voting rights of all shareholders present or represented at a meeting where a quorum is present. Our articles of incorporation provide that a quorum exists when a majority of the total number of voting rights is present or represented.
Liquidation Rights
If we are liquidated, the assets remaining after payment of all taxes, liquidation expenses and debts will be distributed among shareholders in proportion to the number of shares they hold.
Rights to Allotment of Shares
Holders of shares of our common stock have no pre-emptive rights. Authorized but unissued shares may be issued at the times and on the terms as the board of directors determines, so long as the limitations with respect to the issuance of new shares at "specially favorable" prices (as described in "— Voting Rights") are observed. Our board of directors may, however, determine that shareholders shall be given rights to allotment regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all holders of the shares as of a record date for which not less than two weeks' prior public notice must be given. Each shareholder to whom such rights are given must also be given notice of the expiration date thereof at least two weeks prior to the date on which such rights expire. The rights to allotment of new shares may not be transferred. However, the Companies Act enables us to allot stock acquisition rights to shareholders without consideration therefor, and such stock acquisition rights are transferable. See "— Stock Acquisition Rights" below.
In cases where a particular issuance of new shares (i) violates laws and regulations or our articles of incorporation, or (ii) will be performed in a manner materially unfair, and shareholders may suffer disadvantages therefrom, such shareholders may file an injunction with a court of law to enjoin such issuance.
Stock Acquisition Rights
Subject to certain conditions and to the limitations on issuances at a "specially favorable" price or on "specially favorable" conditions described in "— Voting Rights," we may issue stock acquisition rights (shinkabu yoyakuken) and bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai) by a resolution of the board of directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as set forth in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, we will be obligated either to issue the relevant number of new shares or, alternatively, to transfer the necessary number of shares of treasury stock held by us.

Record Date
The record date for annual dividends and the determination of shareholders entitled to vote at the ordinary general meeting of our shareholders is December 31.

In addition, by a resolution of the board of directors, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks' prior public notice.
Under the rules of JASDEC, we are required to give notice of each record date to JASDEC promptly after the resolution of the board of directors determining such record date. JASDEC is required to promptly give us notice of the names and addresses of the holders of shares of our common stock, the number of shares of our common stock held by them and other relevant information as at each record date.
Purchase of Our Own Shares
Under the Companies Act, we may acquire our own shares:
•	by purchase on any stock exchange on which our shares are listed or by way of tender offer, pursuant to a resolution of our board of directors subject to certain requirements;
•	by purchase from a specific party other than any of our subsidiaries, pursuant to a special resolution of a general meeting of shareholders; and
•	by purchase from any of our subsidiaries, pursuant to a resolution of the board of directors.
If we acquire our own shares from a specific party other than any of our subsidiaries as specified above at a price higher than the greater of (i) (a) the closing price of the shares at the market trading such shares on the day immediately preceding the day on which the relevant special resolution of a general meeting of shareholders is made or (b) if no sale takes place at such market on that day, the price at which the sale of the shares is effected on such market immediately thereafter and (ii) in the event that such shares are subject to a tender offer, the price set in the contract regarding such tender offer on that day, shareholders may request that we include him or her as the seller of his or her shares in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, such as that we may only acquire our own shares in an aggregate amount up to the amount that we may distribute as Surplus. See "— Distribution of Surplus" above for more details regarding this amount.
Our own shares acquired by us may be held by us as treasury stock for any period or may be cancelled by resolution of the board of directors. We may also transfer the shares held by us to any person, subject to a resolution of the board of directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in "— Rights to Allotment of Shares" above. We may also utilize our treasury stock (x) for the purpose of transfer to any person upon exercise of stock acquisition rights or (y) for the purpose of acquiring another company by way of merger, share exchange, or corporate split through exchange of treasury stock for shares or assets of the acquired company.
Request by Controlling Shareholder to Sell All Shares
Under the Companies Act and our articles of incorporation, in general, a shareholder holding 98% or more of our voting rights, directly or through wholly-owned subsidiaries, shall have the right to request that all other shareholders (and all other holders of stock acquisition rights, as the case may be) sell all shares (and all stock acquisition rights, as the case may be) held by them with our approval, which must be made by a resolution of the board of directors (kabushiki tou uriwatashi seikyu, or a "Share Sales Request"). In order to make a Share Sales Request, such controlling shareholder will be required to issue a prior notice to us. If we approve such Share Sales Request, we will be required to make a public notice to all holders and registered pledgees of shares (and stock acquisition rights, as the case may be) not later than 20 days before the effective date of such sales.

Sale by Us of Shares Held by Shareholders Whose Addresses Are Unknown
Under the Companies Act, we are not required to send a notice to a shareholder if notices to such shareholder fail to arrive for a continuous period of five or more years at the registered address of such shareholder in the register of our shareholders or at the address otherwise notified to us.
In addition, we may sell or otherwise dispose of the shares held by a shareholder whose location is unknown. Generally, if
•
notices to a shareholder fail to arrive for a continuous period of five or more years at the shareholder's registered address in the register of our shareholders or at the address otherwise notified to us, and

•
the shareholder fails to receive distribution of Surplus on the shares for a continuous period of five or more years at the address registered in the register of our shareholders or at the address otherwise notified to us, we may sell or otherwise dispose of the shareholder's shares at the market price after giving at least three months' prior public and individual notices, and hold or deposit the proceeds of such sale or disposal for the shareholder.
Reporting of Substantial Shareholdings
The FIEA and its related regulations require any person who has become beneficially, solely or jointly, a holder of more than 5% of total issued shares of our common stock, to file with the director of a relevant local finance bureau of the Ministry of Finance within five business days a report concerning such shareholdings. With certain exceptions, a similar report must also be filed in respect of any subsequent change of 1% or more in any such holdings or any change in material matters set out in reports previously filed. For this purpose, shares of our common stock issuable to such person upon exchange of exchangeable securities, conversion of convertible securities or exercise of warrants or stock acquisition rights (including those incorporated in bonds with stock acquisition rights) are taken into account in determining both the number of our shares held by the holder and our total issued share capital.
Item 10.C.  Material Contracts

For the two years immediately preceding the date of this annual report, we have not been a party to any material agreements other than in the ordinary course of business.
Item 10.D.  Exchange Controls
The Foreign Exchange and Foreign Trade Act of Japan (Gaikoku Kawase oyobi Gaikoku Boueki Hou) and related cabinet orders and ministerial ordinances, which we refer to collectively as the Foreign Exchange Regulations, govern certain aspects relating to the acquisition and holding of shares by "exchange non-residents" and by "foreign investors" (as these terms are defined below). It also applies in some cases to the acquisition and holding of ADSs representing shares of our common stock acquired and held by non-residents of Japan and by foreign investors. In general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell shares or ADSs outside Japan using currencies other than Japanese yen.

Exchange residents are defined in the Foreign Exchange Regulations as:
(i)	individuals who reside within Japan; or
(ii)	corporations whose principal offices are located within Japan.
Exchange non-residents are defined in the Foreign Exchange Regulations as:
(i)	individuals who do not reside in Japan; or
(ii)	corporations whose principal offices are located outside Japan.
Generally, branches and other offices of non-resident corporations located within Japan are regarded as exchange residents. Conversely, branches and other offices of Japanese corporations located outside Japan are regarded as exchange non-residents.
Foreign investors are defined in the Foreign Exchange Regulations as:
(i)	individuals who do not reside in Japan;
(ii)	corporations or other entities organized under the laws of foreign countries or whose principal offices are located outside Japan;
(iii)	corporations of which 50% or more of the total voting rights are held, directly or indirectly, by individuals and/or corporations falling within (i) and/or (ii) above; or
(iv)
corporations or other entities having a majority of either (A) directors or other persons equivalent thereto or (B) directors or other persons equivalent thereto having the power of representation who are non-resident individuals.

Acquisition of Shares
Acquisition by an exchange non-resident of shares of a Japanese corporation from an exchange resident requires post facto reporting by the exchange resident to the Minister of Finance of Japan through the Bank of Japan. No such reporting requirement is imposed, however, if:
(i)	the aggregate purchase price of the relevant shares is ¥100 million or less;
(ii)	the acquisition is effected through any bank, financial instruments business operator or other entity prescribed by the Foreign Exchange Regulations acting as an agent or intermediary; or
(iii)	the acquisition constitutes an "inward direct investment" described below.
Inward Direct Investment in Shares of Listed Corporations
If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange, such as the shares of our common stock, or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, such acquisition constitutes an "inward direct investment" and the foreign investor in general must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company by the 15th day of the month immediately following the month to which the date of such acquisition belongs. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, or where that Japanese company is engaged in certain businesses designated by the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

Acquisition of shares by foreign investors by way of stock split is not subject to any of the foregoing notification or reporting requirements.
Dividends and Proceeds of Sale
Under the Foreign Exchange Regulations, dividends paid on, and the proceeds from sales in Japan of, shares held by exchange non-residents of Japan may generally be converted into any foreign currency and repatriated abroad.
Item 10.E. Taxation
Japanese Taxation
The following is a general summary of the principal Japanese tax consequences (limited to national tax) to owners of shares of our common stock, in the form of shares or ADSs, who are non-resident individuals of Japan or who are non-Japanese corporations without a permanent establishment in Japan, collectively referred to in this section as non-resident holders. The statements below regarding Japanese tax laws are based on the laws and treaties in force and as interpreted by the Japanese tax authorities as of the date of this annual report, and are subject to changes in applicable Japanese laws, tax treaties, conventions or agreements, or in the interpretation of them, occurring after that date. This summary is not exhaustive of all possible tax considerations that may apply to a particular investor, and potential investors are advised to satisfy themselves as to the overall tax consequences of the acquisition, ownership and disposition of shares of our common stock, including, specifically, the tax consequences under Japanese law, under the laws of the jurisdiction of which they are resident and under any tax treaty, convention or agreement between Japan and their country of residence, by consulting their own tax advisors.
For the purpose of Japanese tax law and the tax treaty between the United States and Japan, a U.S. holder of ADSs will generally be treated as the owner of the shares underlying the ADSs evidenced by the ADRs.
Generally, a non-resident holder of shares or ADSs will be subject to Japanese income tax collected by way of withholding on dividends (meaning in this section distributions made from our retained earnings for the Companies Act purposes) we pay with respect to shares of our common stock and such tax will be withheld prior to payment of dividends. Stock splits generally are not subject to Japanese income or corporation taxes.
In the absence of any applicable tax treaty, convention or agreement reducing the maximum rate of Japanese withholding tax or allowing exemption from Japanese withholding tax, the rate of the Japanese withholding tax applicable to dividends paid by Japanese corporations on their shares of stock to non-resident holders is generally 20.42% (or 20% for dividends due and payable on or after January 1, 2038) under Japanese tax law. However, with respect to dividends paid on listed shares issued by a Japanese corporation (such as shares or ADSs) to non-resident holders, other than any individual shareholder who holds 3% or more of the total number of shares issued by the relevant Japanese corporation (to whom the aforementioned withholding tax rate will still apply), the aforementioned withholding tax rate is reduced to (i) 15.315% for dividends due and payable up to and including December 31, 2037 and (ii) 15% for dividends due and payable on or after January 1, 2038. The withholding tax rates described above include the special reconstruction surtax (2.1% multiplied by the original applicable withholding tax rate, i.e., 15% or 20%, as the case may be), which is imposed during the period from and including January 1, 2013 to and including December 31, 2037, to fund the reconstruction from the Great East Japan Earthquake.
If distributions were made from our capital surplus, rather than retained earnings, for the Companies Act purposes, the portion of such distributions in excess of the amount corresponding to a pro rata portion of return of capital as determined under Japanese tax laws would be deemed dividends for Japanese tax purposes, while the rest would be treated as return of capital for Japanese tax purposes. The deemed dividend portion, if any, would generally be subject to the same tax treatment as dividends as described above, and the return of capital portion would generally be treated as proceeds derived from the sale of shares and subject to the same tax treatment as sale of shares of our common stock as described below. Distributions made in consideration of repurchase by us of our own shares or in connection with certain reorganization transactions will be treated substantially in the same manner.

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Belgium, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, while the income tax treaties with, among others, Australia, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Arab Emirates, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and the Netherlands, Switzerland and the United Kingdom. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our shares or ADSs.
Non-resident holders of our shares who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our shares, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of shares of our common stock or ADSs may be used in order to submit the application on a non-resident holder's behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock, together with any required forms or documents. If the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax the depositary or its agent submits an application form before payment of dividends so that the withholding cannot be made in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent submits another application form together with certain other documents so that such holder can be subject to exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

Gains derived from the sale of our shares or ADSs outside Japan by a non-resident holder that is a portfolio investor will generally not be subject to Japanese income or corporation taxes. Japanese inheritance and gift taxes, at progressive rates, may be payable by an individual who has acquired from another individual our shares or ADSs as a legatee, heir or donee, even if none of the acquiring individual, the decedent or the donor is a Japanese resident.
United States Federal Income Taxation
The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs, based on the Internal Revenue Code of 1986, as amended (the "Code"), U.S. Treasury regulations promulgated thereunder, published administrative interpretations of the U.S. Internal Revenue Service ("IRS"), judicial decisions and the income tax treaty between the United States and Japan (the "Tax Convention"), all of which are subject to differing interpretations and to change, possibly with retroactive effect. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the holding or disposition of shares of our common stock or ADSs. This summary applies only to U.S. Holders (as defined below) that hold shares of our common stock or ADSs as "capital assets" for U.S. federal income tax purposes. It does not address the tax treatment of investors subject to special tax rules, such as banks or other financial institutions, tax-exempt entities, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or partners therein, insurance companies, dealers in securities, traders in securities that elect mark to market treatment for their securities, a person whose functional currency for tax purposes is not the U.S. dollar, investors that own or are treated as owning 10% or more of our voting stock (taking into account common shares held directly or through depositary arrangements), or investors that hold common shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction. In addition, this summary does not address the tax consequences to U.S. Holders of acquiring, owning, or disposing of the common shares or ADSs under any U.S. federal estate or gift tax, U.S. alternative minimum tax, or U.S. state or local, foreign or other tax laws (such as the Medicare contribution tax on net investment income).
For purposes of this discussion, "U.S. Holder" means a beneficial owner of common shares or ADSs that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States, any State thereof or the District of Columbia, or (iii) otherwise subject to U.S. federal income tax on a net income basis with respect to the common shares or ADSs.
This summary is based, in part, upon the representations made by the depositary to us and assumes that the deposit agreement for the ADSs, and all other related agreements, will be performed in accordance with their terms.
U.S. Holders should consult their own tax advisors concerning the U.S. federal, state, local, foreign and other tax consequences of acquiring, owning, and disposing of shares of our common stock or ADSs in light of their particular circumstances.
Treatment of the ADSs
U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding shares of our common stock represented by the ADSs. No gain or loss will be recognized on an exchange of shares of our common stock for ADSs or an exchange of ADSs for shares of our common stock if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder's ownership of the underlying shares of our common stock. A U.S. Holder's tax basis in the shares of our common stock received in exchange for ADSs will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Dividends
Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution with respect to the U.S. Holder's common stock (or ADSs), to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to the shares of our common stock or ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations under the Code. Dividends paid on the shares of our common stock or ADSs will be treated as "qualified dividends" taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention.
Dividend income will include any amounts withheld in respect of Japanese taxes, and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder's circumstances, Japanese taxes withheld from dividends on shares of our common stock or ADSs generally will be creditable against the U.S. Holder's U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.
Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (or the date of the depositary's receipt in the case of ADSs), whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of the distribution if the foreign currency is converted into U.S. dollars on the date the distribution is received. If the foreign currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. The foreign currency gain or loss (if any) generally will be treated as ordinary income or loss to the U.S. Holder and generally will be treated as U.S.-source income or loss, which may be relevant in calculating the U.S. Holder's foreign tax credit limitation.
Disposition
Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange (other than an exchange of ADSs for shares of our common stock or shares for ADSs) or other taxable disposition of the shares of our common stock or ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. Holder's adjusted tax basis in the shares of our common stock or ADSs as determined in U.S. dollars. A U.S. Holder's adjusted tax basis in the shares of our common stock or ADSs generally will be its U.S. dollar cost. The gain or loss generally will be treated as U.S.-source gain or loss. Net long-term capital gain recognized by a non-corporate U.S. Holder generally will be taxed at a preferential rate. Deductions for capital losses are subject to limitations.

The amount realized by a U.S. Holder on a sale, exchange (other than an exchange of ADSs for shares of our common stock or shares for ADSs) or other taxable disposition of shares of our common stock or ADSs for an amount in a currency other than U.S. dollars will be the U.S. dollar value of that amount on the date of sale, exchange or disposition. On the settlement date, the U.S. Holder will recognize U.S.-source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between that U.S. dollar value and the U.S. dollar value as of the settlement date of the amount received, in each case based on the exchange rates in effect on the relevant date. However, in the case of shares of our common stock or ADSs that are traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, which may be relevant in calculating the U.S. Holder's foreign tax credit limitation.
Passive Foreign Investment Company
We will be classified as a PFIC in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable "look-through rules") either (i) 75% or more of our gross income consists of certain types of "passive income" or (ii) 50% or more of the average quarterly value of our assets is attributable to "passive assets" (i.e., assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2016 and do not expect to be a PFIC in 2017. However, PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and/or ADSs may result in our becoming a PFIC. Additionally, the overall level of our passive assets will be significantly affected by changes in the amount of our cash, cash equivalents and securities held for investment, each of which may be classified as passive assets under the PFIC rules.
If we were to be or become a PFIC in any year during which a U.S. Holder owns shares of our common stock or ADSs, and the U.S. Holder has not made a mark to market election (as described below), the U.S. Holder generally will be subject to special rules (regardless of whether we continue to be a PFIC) with respect to its receipt of (i) any "excess distribution" (generally, any distribution on shares of common stock or ADSs that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder's holding period for the shares or ADSs) and (ii) any gain realized on the sale or other disposition of shares of common stock or ADSs.
Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder's holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, and (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. If we are a PFIC, a U.S. Holder of shares of our common stock or ADSs generally will be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any of our direct or indirect subsidiaries that are also PFICs.
A U.S. Holder can avoid the interest charge described above by making a mark to market election with respect to its shares or ADSs, provided that the shares or ADSs are considered "marketable." The shares or ADSs will be considered marketable if they are regularly traded on certain qualifying U.S. stock exchanges, such as the New York Stock Exchange, or on a foreign stock exchange if it is properly regulated and meets certain trading, listing, financial disclosure and other requirements. For this purpose, shares and ADSs will be considered regularly traded during any calendar year if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a mark to market election must include in ordinary income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of its shares or ADSs at the close of the taxable year over its adjusted basis therein. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder's adjusted basis in shares or ADSs over their fair market value at the close of the taxable year, but this deduction is allowable only to the extent of any net mark to market gains for prior years. Any income or deductions taken into account under these mark to market rules will also increase or decrease a U.S. Holder's adjusted tax basis in its shares or ADSs. Gains from an actual sale or other taxable disposition of shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other taxable disposition of shares or ADSs will be treated as an ordinary loss to the extent of any net mark to market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the shares or ADSs cease to be marketable. If we are a PFIC for any year in which the U.S. Holder owns shares of our common stock or ADSs but before a mark to market election is made, the interest charge rules described above will apply to any mark to market gain recognized in the year the election is made.
The Code provides an alternative election (a "QEF election") to U.S. Holders that may mitigate the adverse U.S. federal income tax consequences to an electing U.S. Holder should we be classified as a PFIC. However, we do not intend to provide holders with the information necessary to make a QEF election. Thus, a U.S. Holder seeking to mitigate the potential adverse effects of the PFIC rules should consider making the mark to market election described above. A U.S. Holder should consult its tax advisor regarding the potential U.S. federal income tax consequences should we be classified as a PFIC in any taxable year.
As discussed in more detail below under "PFIC Reporting," a U.S. Holder of shares of common stock or ADSs during any year in which we are treated as a PFIC generally will be required to file an annual report containing information with respect to its interest in a PFIC.
Reporting and Backup Withholding
Dividends on and proceeds from the sale or other disposition of shares of our common stock or ADSs that are made within the United States or through certain U.S.-related financial intermediaries may be reported to the IRS. Certain exempt recipients, such as corporations, are not subject to the information reporting or backup withholding requirements if they establish an exemption. Backup withholding may apply to amounts subject to reporting if the U.S. Holder fails to provide an accurate U.S. taxpayer identification number or otherwise to establish a basis for exemption. Backup withholding is not an additional tax. A U.S. Holder can claim a credit against its U.S. federal income tax liability for amounts withheld under the backup withholding rules, and a U.S. Holder can claim a refund for amounts in excess of its tax liability if it provides the required information to the IRS.
Each U.S. Holders should consult its own tax advisor regarding the application of the information reporting and backup withholding rules.
PFIC Reporting
Subject to certain exceptions, a U.S. Holder is required to file an annual information return, currently on Form 8621, with respect to each PFIC in which it owns an interest directly or, in some cases, indirectly (including through certain pass-through entities), and the statute of limitations for collections may be suspended if it does not file such form. If we are a PFIC and own an interest in another PFIC, holders of shares of our common stock or ADSs would be treated as owning a proportionate amount (by value) of the stock of such other PFIC. However, we may be unable to provide investors in shares of our common stock or ADSs with the information necessary to comply with reporting obligations with respect to such other PFIC. U.S. Holders should consult their own tax advisors regarding the PFIC reporting requirements.

Foreign Financial Asset Reporting
Certain U.S. Holders that own "specified foreign financial assets" with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. "Specified foreign financial assets" include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to "specified foreign financial assets" in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. U.S. Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.
Item 10.F.  Dividends and Paying Agents
Not applicable
Item 10.G.  Statements by Experts
Not applicable
Item 10.H.  Documents on Display
We file reports, including annual reports on Form 20‑F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1‑800‑SEC‑0330. Any filings we make electronically will be available to the public over the internet at the SEC's web site at http://www.sec.gov.
Item 10.I.   Subsidiary Information
Not applicable
Item 11.     Quantitative and Qualitative Disclosures about Market Risk
Market risk is the risk of loss related to adverse changes in market prices. We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying assets and liabilities. Our financial assets and liabilities that are under financial risk management are comprised of the following:
•	financial assets include cash and cash equivalents, short-term financial instruments, available-for-sale financial assets, trade and other receivables and other financial assets; and
•	financial liabilities include trade and other payables, borrowings and other financial liabilities.
 The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2016 which are sensitive to exchange rates and/or interest rates.

	By maturities (as of December 31, 2015)				Total as of December 31,
	2017	2018	2019	2020 and Beyond	2016		2015		2014
					Total	Fair value	Total	Fair value	Total	Fair value
	(in millions of yen, won and U.S. dollar, except rates)
Local currency (Japanese yen):
Fixed rate	¥258	¥—	¥—	¥—	¥258	¥258	¥465	¥465	¥957	¥957
Average weighted rate(1)	1.00%	—	—	—	1.00%	—	1.00%	—	1.10%	—
Variable rate	21,667	—	—	—	21,667	21,667	42,510	42,510	22,705	22,705
Average weighted rate(1)	0.07%	—	—	—	0.07%	—	0.21%	—	0.28%	—
Total	21,925	—	—	—	21,925	21,925	42,975	42,975	23,662	23,662
____________
(1)    Weighted average rates of the portfolio at the period end. The amounts do not include estimated interest from borrowings and corporate bonds scheduled to be paid.

Exchange Rate Risk
Japan is our largest market and, therefore, a substantial majority of our cash flow is denominated in Japanese yen. However, 24.2%, 29.6% and 28.3% of our revenues in 2014, 2015 and 2016, respectively, were derived from markets outside of Japan, and we expect that an increasing portion of our consolidated financial results in the future will be accounted for in currencies other than Japanese yen. In addition, some of our foreign operations' functional currencies are not the Japanese yen, and the financial statements of our foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations.
We selectively enter into derivative financial instruments with major financial institutions to manage the related risk exposures, primarily with respect to foreign exchange rate risks. Our management determines the market risk tolerance level, measuring period, controlling responsibilities and management procedures. We also prohibit all speculative transactions and evaluate and manage foreign exchange exposures.

The following table presents our foreign currency exposure and changes in shareholder's equity and profit or loss before tax from a 5% increase or decrease in the value of Japanese yen against the currencies set forth below, for the periods indicated, assuming all other variables are constant:

	For the year ended December 31,
	2015				2016
	Shareholder's equity		Profit (loss) before tax		Shareholder's equity		Profit (loss) before tax
	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
	(in thousands of yen)
Korean won	¥111,279	¥(105,980)	¥143,735	¥(136,891)	¥157,104	¥(149,622)	¥207,170	¥(197,305)
U.S. dollar	163,904	(156,099)	219,417	(208,969)	195,453	(186,145)	260,190	(247,800)
Taiwanese dollar	4,067	(3,873)	5,367	(5,111)	–	–	–	–
Euro	(45,034)	42,889	(56,476)	53,787	20,457	(19,483)	26,953	(25,670)
Thai baht	–	–	–	–	47,362	(45,107)	64,086	(61,034)
See Note 25 of the notes to our annual consolidated financial statements.
Interest Rate Risk
Interest rate risk is defined as the risk that the fair value of future cash flows from a financial instrument will fluctuate because of changes in market interest rates. We are exposed to interest rate risk arising mainly through financial liabilities and assets that bear floating interest rates. Such financial liabilities and assets consist mainly of our outstanding borrowings and corporate bonds, as well as interest-bearing deposits and additional debt financings that we may periodically undertake for various reasons, including refinancing of our existing borrowings. The objective of interest rate risk management is to minimize financial costs and uncertainties associated with interest rate changes, and we strive to effectively manage our interest rate risk by periodic monitoring and responding to risk factors on a timely basis. In order to manage our interest rate risk in advance, we seek to minimize external borrowings by using internal funds, reduce borrowings with high interest rates, improve the structure of long-term and short-term borrowings, maintain the appropriate balance between borrowings with floating interest rates and fixed interest rates, and regularly monitor domestic and international interest rate changes.

Our cash equivalents and long-term and short-term financial instruments are also exposed to financial market risk arising from fluctuations in interest rates, which may affect the fair market value of our assets and investments. For example, an increase in interest rates would reduce the fair value of the fixed interest component of our interest-bearing securities. We manage our exposure to financial market risk by performing ongoing evaluations of our investment portfolio and investing some of our cash equivalents in fixed interest rate deposit instruments.
If interest rates had been 50 basis points higher or lower, the impact on our interest expenses of the applicable period would be as follows:

	For the year ended December 31,
	2015				2016
	Shareholder's equity		Profit (loss) before tax		Shareholder's equity		Profit (loss) before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
	(in thousands of yen)
Interest expenses	¥(39,975)	¥15,910	¥(59,717)	¥23,768	¥(74,004)	¥11,044	¥(108,335)	¥16,167
The above analysis was performed using balances of the financial liabilities with variable interest rates outstanding as of December 31, 2015 and 2016, assuming such liabilities were outstanding for the full fiscal year immediately before the respective dates, while holding all other variables constant. As of December 31, 2015, we did not have any financial assets earning interest at variable rates. As of December 31, 2016, we had ¥3,269 million of financial assets earning interest at variable rates.
 Inflation
Inflation generally affects us by necessitating increases in the salaries and wages of our employees as well as increasing the cost of goods and services that we purchase. The general rate of inflation in Japan was 2.8% in 2014, 0.8% in 2015 and (0.1)% in 2016, according to the Organization for Economic Co-operation and Development. We do not believe that inflation has had a material impact on our results of operations in recent years.
Item 12.     Description of Securities Other than Equity Securities
Not applicable
Item 12.A.  Debt Securities
Not applicable
Item 12.B.  Warrants and Rights
Not applicable
Item 12.C.  Other Securities
Not applicable
Item 12.D.  American Depositary Shares

Fees Payable by ADR Holders
JPMorgan Chase Bank, N.A. is the depositary for our ADSs. As an ADS holder, you will be required to pay the following service fees to the depositary:

Persons depositing or withdrawing shares must pay:	For:
US$5.00 (or less) per each 100 ADSs
Issuance of ADSs, including issuances resulting from a distribution of shares or rights or other property

Cancellation of ADSs for the purpose of withdrawal, including if the deposit agreement terminates

US$0.05 (or less) per ADS	Any distribution of cash proceeds to you

A fee equivalent to the fee that would be payable if securities distributed to you had been shares of our common stock and the shares had been deposited for issuance of ADSs	Distribution of securities distributed to holders of deposited securities which are distributed by the depositary to ADS holders

US$0.05 per ADS per calendar year	Depositary services

Registration or transfer fees	Transfer and registration of shares of our common stock on our share register to or from the name of the depositary or its agent when you deposit or withdraw shares

Expenses of the depositary	Cable, telex and facsimile transmissions (when expressly provided in the deposit agreement) converting foreign currency to U.S. dollars

Taxes and other governmental charges the depositary or the custodian has to pay on any ADS or share underlying an ADS, including any applicable interest and penalties thereon and any share transfer or other taxes or governmental charges; for example, stock transfer taxes, stamp duty or withholding taxes
As necessary

Any charges incurred by the depositary or its agents for servicing the deposited securities	As necessary
The depositary collects its fees for issuance and cancellation of ADSs directly from investors depositing shares or surrendering ADSs for the purpose of withdrawal or from intermediaries acting for them. The depositary collects fees for making distributions to investors by deducting those fees from the amounts distributed or by selling a portion of distributable property to pay the fees. The depositary may collect its annual fee for depositary services by deduction from cash distributions, by directly billing investors, or by charging the book-entry system accounts of participants acting for them. The depositary may generally refuse to provide fee-attracting services until its fees for those services are paid.
Fees and Payments from the Depositary to Us
JPMorgan Chase Bank, N.A., as depositary, has agreed to reimburse us for a portion of certain expenses we incur in connection with our ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. The depositary has not reimbursed us for any expenses related to the administration and maintenance of the facility during the period when the depositary served as the depositary for our ADSs in the year ended December 31, 2016.
In addition, the depositary waives fees in connection with its ADR program, subject to a ceiling. These waived expenses include, but are not limited to, standard costs associated with the administration of the ADR program, associated operating expenses and investor relations advice. During the period when the depositary served as the depositary for our ADSs in the year ended December 31, 2016, we did not receive any such indirect payments.

PART II
Item 13.      Defaults, Dividend Arrearages and Delinquencies
Not applicable
Item 14.      Material Modifications to the Rights of Security Holders and Use of Proceeds
See "Item 10.B. Memorandum and Articles of Association" for a description of the rights of security holders, which remain unchanged.
The following "Use of Proceeds" information relates to the Registration Statement on Form F-1, as amended (File Number: 333-211954), or the Form F-1, in relation to our initial public offering, which was declared effective by the SEC on July 8, 2016. Our initial public offering included an international offering in the United States and countries outside of Japan of 22,000,000 shares of common stock in the form of shares and ADSs, at a price of ¥3,300 per share and $32.84 per ADS, and a concurrent offering in Japan of 13,000,000 shares at a price of ¥3,300 yen per share, and the underwriters exercised in full their options to purchase up to 5,250,000 shares of common stock. Morgan Stanley & Co. LLC, Nomura Securities Co., Ltd., Goldman Sachs Japan Co., Ltd. and JPMorgan Securities Japan Co., Ltd. were the joint global coordinators for the global offering, which closed in July 2016.
Costs related to our initial public offering were approximately ¥2,441 million. In addition, underwriting discounts and commissions were approximately ¥5,977 million. None of the fees and expenses were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of shares of our common stock, or our affiliates.
We received proceeds of approximately ¥126,848 million from our initial public offering. For the period from July 8, 2016 to December 31, 2016, we used the proceeds from our initial public offering as follows:
● approximately ¥42,833 million for the repayment of short-term borrowings; and
● approximately ¥8,551 million for our investments in Yume no Machi Souzou Iinkai Co., Ltd. and Snow Corporation.
None of the net proceeds from our initial public offering were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of shares of our common stock, or our affiliates.
There has been no material change in the planned use of proceeds from our initial public offering as described in the Form F-1.
Item 15.     Controls and Procedures
a. Disclosure Controls and Procedures

We maintain disclosure controls and procedures designed to provide reasonable assurance that information required to be disclosed in reports filed under the Exchange Act is recorded, processed, summarized and reported within the specified time periods and accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate, to allow timely decisions regarding required disclosure.

Our management, under the supervision and with the participation of our chief executive officer and our chief financial officer, evaluated the effectiveness of our disclosure controls and procedures, as defined in Rules 13a-15(e) or 15d-15(e) promulgated under the Exchange Act, at December 31, 2016. Based on that evaluation, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures are effective in ensuring that material information required to be disclosed in this annual report is recorded, processed, summarized and reported to them for assessment, and that required disclosure is made within the time period specified in the rules and forms of the Commission.

b. Management's Annual Report on Internal Control over Financial Reporting

This annual report does not include a report of management's assessment regarding internal control over financial reporting due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

c. Attestation report of the registered public accounting firm

This annual report does not include an attestation report of the company's registered public accounting firm due to a transition period established by rules of the Securities and Exchange Commission for newly public companies.

d. Changes in Internal Control over Financial Reporting

There were no changes in our internal controls over financial reporting that occurred during the period covered by this annual report on Form 20-F that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 16.      [Reserved]
Item 16A.   Audit Committee Financial Expert
Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. Our board of corporate auditors is comprised of three corporate auditors.
Our board of corporate auditors has determined that it does not have an "audit committee financial expert" serving on the board of corporate auditors. The qualifications for, and powers of, the corporate auditor delineated in the Companies Act are different from those anticipated for any audit committee financial expert. Corporate auditors have the authority to be given reports from a certified public accountant or an accounting firm concerning audits, including technical accounting matters. Each corporate auditor must fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices and, accordingly, our board of corporate auditors has confirmed that it is not necessarily in our best interest to nominate as corporate auditor a person who meets the definition of audit committee financial experts. Although we do not have an audit committee financial expert on our board of corporate auditors, we believe that our current corporate governance system, taken as a whole, is fully equivalent to a system having an audit committee financial expert on our board of corporate auditors.
Item 16B.   Code of Ethics
We have adopted a code of ethics that applies to our chief executive officer, chief financial officer and principal accounting officer, as well as to our directors, other officers and employees. Our code of ethics is available on our website at www.linecorp.com. If we amend the provisions of our code of ethics that apply to our chief executive officer, chief financial officer and principal accounting officer and persons performing similar functions, or if we grant any waiver of such provisions, we will disclose such amendment or waiver on our website at the same address.

Item 16C.   Principal Accountant Fees and Services
Audit and Non‑Audit Fees
The following table sets forth the fees billed to us by our independent certified public accountant, PricewaterhouseCoopers Aarata and member firms of PricewaterhouseCoopers International Limited, in 2015 and 2016:
	For the year ended December 31,
	2015		2016
	(In millions of yen)
Audit fees	~~¥~~	286	~~¥~~	388
Audit‑related fees	–		–
Tax fees		30		33
Other fees		16		6
Total fees	~~¥~~	332	~~¥~~	427

Audit fees were related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.
Audit‑related fees were related to professional services rendered in connection with our IPO.
Tax fees were related to tax compliance and tax planning services.
Other fees were related to other non-audit services.
Pre‑Approval Policies and Procedures of the Board of Corporate Auditors
Our board of corporate auditors has not adopted a policy for the pre-approval of audit and permissible non-audit services performed by our independent public accountants.
Item 16D.    Exemptions from the Listing Standards for Audit Committees
Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. For foreign private issuers, use of a board of corporate auditors in compliance with home country rules is permitted under Rule 10A-3(c)(3) of the Exchange Act. Our reliance on Rule 10A-3(c)(3) does not, in our opinion, materially adversely affect the ability of our board of corporate auditors to act independently and to satisfy the other requirements of Rule 10A-3.
Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers
Not applicable
Item 16F.    Change in Registrant's Certifying Accountant
Not applicable
Item 16G.    Corporate Governance

Pursuant to the rules of the New York Stock Exchange applicable to foreign private issuers like us that are listed on the New York Stock Exchange, we are required to disclose significant differences between the New York Stock Exchange's corporate governance standards and those that we follow under Japanese law and in accordance with our own internal procedures. The following is a summary of such significant differences.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Director Independence
Listed companies must have a majority of independent directors.
In accordance with the listing rules of the Tokyo Stock Exchange, we are required to have at least one "independent" director or corporate auditor. Requirements for an independent director/corporate auditor are stringent. An independent director/corporate auditor may not be (a) a person who is, or has been until recently, a major business counterparty or an executive director, executive officer, manager or employee of the major business counterparties, (b) a person who is, or has been until recently, a professional advisor receiving significant remuneration from the company, (c) a person who has been until recently a director, executive officer, corporate auditor, manager or employee of the parent company or an executive director, executive officer, manager or employee of the parent company's subsidiaries, or (d) a relative of persons mentioned in (a), (b) or (c) or a relative of certain scope of persons such as directors of the parent company or any of its subsidiaries.

Three of the eight members of our board of directors are deemed to be "independent" directors under the Securities Listing Regulations of the Tokyo Stock Exchange.

Nomination/Corporate Governance Committee
Listed companies must have a nomination/corporate governance committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities (including development of corporate governance guidelines) and annual performance evaluation of the committee.

Although we are not required to have a nomination/corporate governance committee under Japanese law, we have voluntarily established a committee, composed of our existing outside directors and president, to advise our board of directors in the selection of candidates for our outside directors. Our directors are elected at a general meeting of shareholders.

Compensation Committee
Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company's website. In addition, in accordance with the U.S. Securities and Exchange Commission rules adopted pursuant to Section 952 of the Dodd-Frank Act, the New York Stock Exchange listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company that will materially affect that member's duties to the compensation committee.

Under Japanese law, we are not required to establish a compensation committee, as we employ the board of corporate auditors system. Accordingly, we do not currently have a compensation committee.

The aggregate amount of compensation to be paid to all directors and corporate auditors are determined by a resolution of the general meeting of shareholders, unless their compensation is provided for in the articles of incorporation. Based on such resolution, the distribution of compensation among directors is broadly delegated to our board of directors, and the distribution of compensation among corporate auditors is determined by consultation among our corporate auditors.

Executive Session
Non-management directors of listed companies must meet in regularly scheduled executive sessions without management.	We do not normally hold executive sessions solely attended by non-management directors as that is not required under Japanese law, but we may elect to do so at the discretion of the directors.

Audit Committee
Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee's purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company's website.

Like a majority of Japanese companies, we maintain a board of corporate auditors that is legally separate and independent from the board of directors. The board of corporate auditors is required to prepare an audit report based on the audit reports issued by the individual corporate auditors and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, independent certified public accountants are required to examine the financial statements and business reports to be submitted by a representative director at the general meetings of shareholders and to prepare an audit report. The board of corporate auditors is also empowered to establish the audit principles, the method of examination by the corporate auditors of our affairs and financial position and any other matters relating to the performance of the corporate auditors' duties.

Audit Committee Additional Requirements
Listed companies must have an audit committee that is composed of at least three directors. Listed companies must maintain an internal audit function to provide management and the audit committee with ongoing assessments of the listed company's risk management processes and system of internal control.
Currently, we have three corporate auditors. Each corporate auditor has a four-year term.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company's equity compensation plan.
The adoption of an equity compensation plan including stock option-based plans for directors and corporate auditors requires shareholder approval. Stock options may only be issued with the approval of the board of directors, unless stock options are granted on preferential terms to the recipient, in which case we must obtain shareholder approval by a "special resolution" of a general meeting of shareholders. Under our articles of incorporation, two-thirds or more of the votes of the shareholders in attendance, who must hold in the aggregate a majority of the voting rights of shareholders entitled to exercise voting rights, is required for such a special resolution of our shareholders.

Corporate Governance Guidelines
Listed companies must adopt and disclose corporate governance guidelines.
Although we do not maintain separate corporate governance guidelines and are not required to adopt such guidelines under Japanese law, we are in compliance with the rules of the Tokyo Stock Exchange, which require listed companies, including us, to comply with the principles of the Corporate Governance Code established by the Tokyo Stock Exchange, and in cases of noncompliance with some or all of the principles, to disclose the reasons for such noncompliance.

Code of Business Conduct and Ethics
Listed companies must adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers.
We have adopted a Group Code of Conduct which sets forth legal and ethical standards of conduct for employees, officers, directors, contract staff and external representatives and agents of our group. A copy of our Group Code of Conduct is available on our website at www.linecorp.com.

Item 16H.    Mine Safety Disclosure
Not applicable

PART III
Item 17.      Financial Statements
Not applicable
Item 18.      Financial Statements
The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

Item 19.      Exhibits
1.1	—	Articles of incorporation of LINE Corporation (English translation)
1.2*	—	Share Handling Regulations (English translation)
1.3	—	Regulations of the Board of Directors (English translation)
1.4*	—	Regulations of the Board of Corporate Auditors (English translation)
2.1*	—	Form of Deposit Agreement (including Form of American Depositary Receipt)
8.1**	—	List of Subsidiaries of the Registrant
12.1	—	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
12.2	—	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes‑Oxley Act of 2002
13.1	—	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
13.2	—	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes‑Oxley Act of 2002
____________
*	Previously filed with the Registration Statement on Form F-1 (File No. 333-211954), initially filed on June 10, 2016, and incorporated herein by reference.
**	Incorporated by reference to Item 4.C. Organizational Structure.

SIGNATURES
The registrant hereby certifies that it meets all of the requirements for filing on Form 20‑F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINE Corporation
(Registrant)

/s/ In Joon Hwang
Name: In Joon Hwang
Title: Chief Financial Officer

Date:  March 31, 2017

INDEX TO FINANCIAL STATEMENTS
Audited consolidated financial statements

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of LINE Corporation:
In our opinion, the accompanying consolidated statement of financial position and the related consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows present fairly, in all material respects, the financial position of LINE Corporation and its subsidiaries at December 31, 2016 and 2015, and the results of their operations and their cash flows for each of the two years in the period ended December 31, 2016 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers Aarata LLC
Tokyo, Japan
March 31, 2017

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors and Shareholder of LINE Corporation:
We have audited the accompanying consolidated statements of profit or loss, comprehensive income, changes in equity, and cash flows of LINE Corporation and subsidiaries (the "Company") for the year ended December 31, 2014. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.
We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of LINE Corporation and subsidiaries for the year ended December 31, 2014, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.
As discussed in Note 23 to the consolidated financial statements, the Company disposed of its data management business on September 30, 2014. The gain on disposal and results prior to the distribution and disposal are included in profit from discontinued operations, net of tax in the accompanying consolidated financial statements.
As discussed in Note 3 to the consolidated financial statements, in September 2014, LINE Plus Corporation bought back the 40% interest in LINE Plus Corporation owned by NAVER Corporation by paying NAVER Corporation approximately 8.3 billion yen in cash, resulting in LINE Corporation's 100% ownership of LINE Plus Corporation.
/s/ Deloitte Touche Tohmatsu LLC
Tokyo, Japan
July 16, 2015

LINE Corporation
Consolidated Statements of Financial Position

		(In thousands of yen)

	Notes	December 31, 2015	December 31, 2016
Assets
Current assets
Cash and cash equivalents	6, 25	33,652,250	134,698,255
Trade and other receivables	7,15,25	27,248,497	28,166,787
Other financial assets, current	15,25	341,403	6,952,061
Inventories	8	1,475,939	960,689
Other current assets		2,454,776	3,928,749
Total current assets		65,172,865	174,706,541
Non-current assets
Property and equipment	9, 17	10,500,750	9,028,678
Goodwill	10, 11	3,120,767	3,399,680
Other intangible assets	10, 11	1,011,531	1,851,493
Investments in associates and joint ventures	32	1,785,826	12,712,067
Other financial assets, non-current	15, 25	23,466,920	35,715,462
Deferred tax assets	13	16,942,051	18,385,035
Other non-current assets		158,521	290,151
Total non-current assets		56,986,366	81,382,566
Total assets		122,159,231	256,089,107

Liabilities
Current liabilities
Trade and other payables	15, 25	22,983,242	21,531,817
Other financial liabilities, current	15, 25	43,933,212	24,496,804
Accrued expenses		7,019,114	9,049,271
Income tax payables		3,018,891	5,698,640
Advances received		9,517,756	11,286,274
Deferred revenue		7,820,054	9,739,023
Provisions, current	12	381,217	964,121
Other current liabilities	14	1,204,230	3,669,991
Total current liabilities		95,877,716	86,435,941
Non-current liabilities
Other financial liabilities, non-current	15, 25	8,284	–
Deferred tax liabilities	13	1,843,944	1,160,668
Provisions, non-current	12	1,400,986	1,119,654
Post-employment benefits	16	5,495,416	6,203,933
Other non-current liabilities		–	146,119
Total non-current liabilities		8,748,630	8,630,374
Total liabilities		104,626,346	95,066,315

Shareholders' equity
Share capital	19	12,596,198	77,855,685
Share premium	19	18,982,776	91,208,469
Accumulated deficit		(19,204,203)	(12,381,577)
Accumulated other comprehensive income		5,368,524	4,151,051
Equity attributable to the shareholders of the Company		17,743,295	160,833,628
Non-controlling interests	30	(210,410)	189,164
Total shareholders' equity		17,532,885	161,022,792
Total liabilities and shareholders' equity		122,159,231	256,089,107
See Notes to Consolidated Financial Statements

LINE Corporation
Consolidated Statements of Profit or Loss

		(In thousands of yen)
	Notes	2014	2015	2016
Revenues and other operating income:
Revenues	5, 21	86,366,269	120,405,531	140,704,308
Other operating income	22	295,901	474,363	5,892,078
Total revenues and other operating income		86,662,170	120,879,894	146,596,386

Operating expenses:
Payment processing and licensing expenses		(20,597,937)	(28,742,254)	(29,781,027)
Employee compensation expenses	16, 27	(18,288,804)	(35,571,775)	(39,444,686)
Marketing expenses		(18,069,254)	(16,596,242)	(11,832,672)
Infrastructure and communication expenses		(4,492,196)	(7,712,095)	(7,770,146)
Authentication and other service expenses		(7,874,144)	(12,133,232)	(14,393,806)
Depreciation and amortization expenses	9, 10	(2,369,622)	(3,732,775)	(5,099,580)
Other operating expenses	22	(8,554,915)	(14,431,395)	(18,377,699)
Total operating expenses		(80,246,872)	(118,919,768)	(126,699,616)
Profit from operating activities		6,415,298	1,960,126	19,896,770
Finance income		86,311	70,587	87,246
Finance costs		(137,092)	(105,668)	(64,653)
Share of loss of associates and joint ventures	32	(168,050)	(204,903)	(832,980)
Gain/(loss) on foreign currency transactions, net		66,340	(519,846)	(43,340)
Other non-operating income	22	–	157,023	8,736
Other non-operating expenses	22, 26	–	(1,887,437)	(1,061,913)
Profit/(loss) before tax from continuing operations		6,262,807	(530,118)	17,989,866
Income tax (expenses)/benefits	13	(7,150,566)	146,004	(8,904,343)
(Loss)/profit for the year from continuing operations		(887,759)	(384,114)	9,085,523
Profit/(loss) from discontinued operations, net of tax	23, 24	2,891,835	(7,587,997)	(1,981,668)
Profit/(loss) for the year		2,004,076	(7,972,111)	7,103,855
Attributable to:

The shareholders of the Company		4,206,989	(7,581,801)	6,762,757
Non-controlling interests(1)	30	(2,202,913)	(390,310)	341,098

				(In yen)
Earnings per share
Basic profit/(loss) for the year attributable to the shareholders of the Company	24	24.05	(43.33)	34.84
Diluted profit/(loss) for the year attributable to the shareholders of the Company	24	22.14	(39.12)	31.48
Earnings per share from continuing operations
Basic profit from continuing operations attributable to the shareholders of the Company	24	7.52	0.04	45.05
Diluted profit from continuing operations attributable to the shareholders of the Company	24	6.92	0.03	40.70
Earnings per share from discontinued operations
Basic profit/(loss) from discontinued operations attributable to the shareholders of the Company	24	16.53	(43.37)	(10.21)
Diluted profit/(loss) from discontinued operations attributable to the shareholders of the Company	24	15.22	(39.15)	(9.22)
(1)	For the year ended December 31, 2014, the non-controlling interest was mainly held by NAVER Corporation, the shareholder of the Company.
See Notes to Consolidated Financial Statements

LINE Corporation
Consolidated Statements of Comprehensive Income

	(In thousands of yen)

	Notes	2014	2015	2016
Profit/(loss) for the year		2,004,076	(7,972,111)	7,103,855
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans	13, 16	(654,768)	(1,722,112)	673,719
Income tax relating to items that will not be reclassified to profit or loss	13	–	576,237	(208,952)
Items that may be reclassified to profit or loss
Available-for-sale financial assets:
Net changes in fair value	13, 26	5,461,675	1,550,589	(2,019,225)
Reclassification to profit or loss	26	–	1,789,603	292,683
Exchange differences on translation of foreign operations:
Gain/(loss) arising during the year	13	533,750	(281,161)	(298,878)
Reclassification to profit or loss		–	–	50,318
Proportionate share of other comprehensive income of associates and joint ventures		18,545	15,642	3,509
Income tax relating to items that may be reclassified subsequently to profit or loss	13	(1,704,914)	(289,878)	255,343
Total other comprehensive income for the year, net of tax		3,654,288	1,638,920	(1,251,483)
Total comprehensive income/(loss) for the year, net of tax		5,658,364	(6,333,191)	5,852,372

Attributable to:
The shareholders of the Company		7,848,783	(5,964,000)	5,545,284
Non-controlling interests(1)	30	(2,190,419)	(369,191)	307,088
(1)	For the year ended December 31, 2014, the non-controlling interests was mainly held by NAVER Corporation, the shareholder of the Company.
See Notes to Consolidated Financial Statements

LINE Corporation
Consolidated Statements of Changes in Equity

									(In thousands of yen)
		Equity attributable to the shareholder of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholder's equity
Balance at January 1, 2014		12,596,198	4,978,572	(6,956,471)	(12,624)	114,168	7,385	10,727,228	1,588,864	12,316,092
Comprehensive income/(loss)
Profit/(loss) for the year		–	–	4,206,989	–	–	–	4,206,989	(2,202,913)	2,004,076
Other comprehensive income		–	–	–	540,426	3,752,112	(650,744)	3,641,794	12,494	3,654,288
Total comprehensive income/(loss) for the year		–	–	4,206,989	540,426	3,752,112	(650,744)	7,848,783	(2,190,419)	5,658,364
Distribution to parent	19, 20	–	(36,842)	–	–	–	–	(36,842)	–	(36,842)
Net investment by non-controlling interests		–	–	–	–	–	–	–	31,425	31,425
Capital reduction(1)		–	–	(8,880,806)	–	–	–	(8,880,806)	592,806	(8,288,000)
Disposal of share to the non-controlling interest shareholder		–	–	7,792	–	–	–	7,792	(7,792)	–
Recognition of share-based payments	19, 27	–	2,974,692	–	–	–	–	2,974,692	–	2,974,692
Acquisition of LINE Vietnam Co. Ltd. by the Group(2)	19	–	(133,329)	–	–	–	–	(133,329)	–	(133,329)
Other	19	–	(11,434)	–	–	–	–	(11,434)	–	(11,434)
Balance at December 31, 2014		12,596,198	7,771,659	(11,622,496)	527,802	3,866,280	(643,359)	12,496,084	14,884	12,510,968

									(In thousands of yen)
		Equity attributable to the shareholder of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholder's equity
Balance at January 1, 2015		12,596,198	7,771,659	(11,622,496)	527,802	3,866,280	(643,359)	12,496,084	14,884	12,510,968
Comprehensive (loss)/income
Loss for the year		–	–	(7,581,801)	–	–	–	(7,581,801)	(390,310)	(7,972,111)
Other comprehensive income		–	–	–	(287,818)	3,051,494	(1,145,875)	1,617,801	21,119	1,638,920
Total comprehensive (loss)/income for the year		–	–	(7,581,801)	(287,818)	3,051,494	(1,145,875)	(5,964,000)	(369,191)	(6,333,191)
Net investment by non-controlling interests		–	–	94	–	–	–	94	143,906	144,000
Recognition of share-based payments	19, 27	–	11,212,630	–	–	–	–	11,212,630	–	11,212,630
Acquisition of subsidiary	30	–	–	–	–	–	–	–	133	133
Acquisition of non-controlling interests	19, 30	–	(1,513)	–	–	–	–	(1,513)	(142)	(1,655)
Balance at December 31, 2015		12,596,198	18,982,776	(19,204,203)	239,984	6,917,774	(1,789,234)	17,743,295	(210,410)	17,532,885

		Equity attributable to the shareholders of the Company							(In thousands of yen)
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available-for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders' equity
Balance at January 1, 2016		12,596,198	18,982,776	(19,204,203)	239,984	6,917,774	(1,789,234)	17,743,295	(210,410)	17,532,885
Comprehensive income/(loss)
Profit for the year		–	–	6,762,757	–	–	–	6,762,757	341,098	7,103,855
Other comprehensive income		–	–	–	(413,602)	(1,268,638)	464,767	(1,217,473)	(34,010)	(1,251,483)
Total comprehensive income/(loss) for the year		–	–	6,762,757	(413,602)	(1,268,638)	464,767	5,545,284	307,088	5,852,372
Recognition of share-based payments	19, 27	–	9,520,395	–	–	–	–	9,520,395	–	9,520,395
Forfeiture of stock options		–	(59,869)	59,869	–	–	–	–	–	–
Exercise of stock options	1,19	1,835,549	(88,242)	–	–	–	–	1,747,307	–	1,747,307
Acquisition of subsidiary	29	–	–	–	–	–	–	–	92,401	92,401
Initial public offering	1, 19	63,423,938	62,853,409	–	–	–	–	126,277,347	–	126,277,347
Other		–	–	–	–	–	–	–	85	85
Balance at December 31, 2016		77,855,685	91,208,469	(12,381,577)	(173,618)	5,649,136	(1,324,467)	160,833,628	189,164	161,022,792

(1)
In September 2014, LINE Plus Corporation bought back NAVER Corporation's entire capital investment in LINE Plus Corporation a 60%-owned subsidiary of the Company at the time, resulting in the Company owning 100% of LINE Plus Corporation. Refer to Note 3(1) Significant Accounting Policies for further details.

(2)
The Group, the Company and its subsidiaries, acquired LINE Vietnam Co., Ltd. from NAVER Corporation in August 2014. The acquisition of LINE Vietnam Co., Ltd. by the Group was accounted for as a business combination under common control using the pooling method. The decrease in share premium was attributable to the acquisition of LINE Vietnam Co., Ltd. from NAVER Corporation by the Group in 2014.

See Notes to Consolidated Financial Statements

LINE Corporation
Consolidated Statements of Cash Flows
(In thousands of yen)

	Notes	2014	2015	2016
Cash flows from operating activities
Profit/(loss) before tax from continuing operations		6,262,807	(530,118)	17,989,866
Profit/(loss) before tax from discontinued operations	23	2,846,559	(11,503,098)	(2,726,310)
Profit/(loss) before tax		9,109,366	(12,033,216)	15,263,556
Adjustments for:
Depreciation and amortization expenses	9,10	2,870,997	4,057,210	5,099,580
Finance income		(86,753)	(70,587)	(87,246)
Finance costs		137,585	105,668	64,653
Share-based compensation expenses	27	2,974,692	11,212,630	9,518,577
Gain on fair value measurement relating to the deconsolidation of LINE BIZ Plus Ltd.	20	–	–	(1,730,917)
Gain on divestiture of business and subsidiaries	23	(2,455,959)	–	–
(Gain)/loss on financial assets at fair value through profit or loss	15	–	(110,507)	656,109
Loss/(gain) on disposal of property and equipment and intangible assets		16,999	(1,571)	(2,344,689)
Impairment loss of available-for-sale financial assets	15	–	1,789,603	292,683
Impairment loss of goodwill	11	–	2,691,671	–
Impairment loss of other intangible assets	11	–	1,446,618	–
Share of loss of associates and joint ventures	32	168,050	204,903	832,980
(Gain)/loss on foreign currency transactions, net		(814,827)	331,214	514,363
Changes in:
Trade and other receivables		(13,133,354)	(3,066,618)	(756,143)
Inventories	8	(1,928,266)	582,257	407,200
Trade and other payables		11,199,450	2,262,748	(1,619,725)
Accrued expenses		2,449,358	179,313	2,228,561
Advances received		3,470,152	4,349,515	1,762,021
Deferred revenue		3,112,787	3,679,990	1,930,534
Provisions	12	27,015	348,900	296,821
Post-employment benefits	16	917,836	903,437	1,338,568
Other current assets		(863,251)	(416,477)	(1,779,851)
Other current liabilities		1,477,475	(704,437)	4,148,002
Others		29,077	50,382	207,728
Cash provided by operating activities		18,678,429	17,792,646	36,243,365
Interest received		84,130	75,832	86,439
Dividend received		–	46,516	3,647
Interest paid		(130,386)	(91,596)	(58,538)
Income taxes paid		(6,176,203)	(10,843,928)	(7,521,687)
Net cash provided by operating activities		12,455,970	6,979,470	28,753,226
Cash flows from investing activities
Purchases of time deposits		(1,298,251)	(1,892,199)	(10,790,170)
Proceeds from maturities of time deposits		1,277,989	2,383,591	376,710
Purchase of equity investments		(7,973,496)	(436,789)	(1,245,417)
Investments in debt instruments		–	–	(7,642,385)
Acquisition of property and equipment and intangible assets		(5,149,642)	(5,696,120)	(6,351,773)
Proceeds from disposal of property and equipment and intangible assets		121,281	279,386	5,123,592
Investments in associates and joint ventures		(209,225)	(1,567,100)	(9,333,350)
Proceeds from divestitures of business and related entities		1,390,676	–	–
Office security deposit received under sublease agreement		7,502	–	–
Payments of office security deposits		(839,340)	(2,035,674)	(2,533,106)
Refund of office security deposits		188,817	138,403	167,954
Return of the office security deposits received under sublease agreement	15	–	(393,650)	(7,502)
Guarantee deposits for the Japanese Payment Services Act	15,25	–	(190,173)	(1,815,020)
Return of the guarantee deposits for the Japanese Payment Services Act	15, 25	–	–	900,000
Acquisition of subsidiaries, net of cash acquired	29	(280,063)	(2,926,572)	(423,424)
Cash disposed on loss of control of subsidiary	20	–	–	(484,731)
Increase in loan receivable		(37,813)	(22,783)	(1,597)
Others		(165,501)	131,103	(25,721)
Net cash used in investing activities		(12,967,066)	(12,228,577)	(34,085,940)
Cash flows from financing activities
Proceeds from/(repayment of) short-term borrowings, net	15, 20	15,747,523	19,807,733	(20,752,383)
Payments for redemption of bonds	15	(495,000)	(640,569)	(510,000)
Repayment of borrowing arrangement	15	(491,500)	(450,542)	–
Capital contribution from third party non-controlling interests		31,425	144,000	76
Repayment of capital contribution to parent		(8,288,000)	–	–
Payments of common shares issuance costs		–	–	(705,522)
Proceeds from initial public offering	19	–	–	126,847,875
Proceeds from exercise of stock options	19	–	–	1,749,924
Others		(12,136)	(727)	(1,535)
Net cash provided by financing activities		6,492,312	18,859,895	106,628,435
Net increase in cash and cash equivalents		5,981,216	13,610,788	101,295,721
Cash and cash equivalents at the beginning of the year	6	13,362,084	20,254,455	33,652,250
Effect of exchange rate fluctuations on cash and cash equivalents		911,155	(212,993)	(249,716)
Cash and cash equivalents at the end of the year	6	20,254,455	33,652,250	134,698,255
See Notes to Consolidated Financial Statements.

LINE Corporation
Notes to Consolidated Financial Statements
1.      Reporting Entity
LINE Corporation (the "Company") was incorporated in September 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in August 2003, and subsequently changed its name to LINE Corporation in April 2013. The Company is a subsidiary of NAVER Corporation ("NAVER"), formerly NHN Corporation, which is domiciled in Korea and which is the Company's ultimate parent company. The Company's head office is located at 2-21-1 Shibuya, Shibuya-ku, Tokyo, Japan.
The Company listed shares of its common shares in the form of American depositary shares on the New York Stock Exchange on July 14, 2016 and shares of its common shares on the Tokyo Stock Exchange on July 15, 2016. Additionally, on August 16, 2016, Nomura Securities Co., Ltd. and Morgan Stanley & Co. LLC. exercised their options to purchase 5,250,000 additional common shares in an allotment of new shares. Refer to Note 19 Issued Capital and Reserves for further details.
The Company and its subsidiaries (collectively, the "Group") mainly operate a cross-platform messenger application, LINE, and provides communication and content sales and advertising services. Communication and content are provided via the LINE platform, while advertising services are provided via LINE advertising, and web portals livedoor and NAVER Matome. The Group also offered data management services, which mainly consisted of data storage and server hosting services for the years ended December 31, 2013 until September 30, 2014, when it disposed of its data management business.

2.      Basis of Preparation
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB").
The Group's consolidated financial statements are presented in thousands of Japanese yen, which is also the Company's functional currency.
The consolidated financial statements were approved by Representative Director, President and Chief Executive Officer Takeshi Idezawa and Director and Chief Financial Officer In Joon Hwang on March 31, 2017.
Reclassifications
Certain amounts in the prior year consolidated financial statements and footnotes have been reclassified to conform to the current year presentation.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.       Significant Accounting Policies
The significant accounting policies applied by the Group in preparing its consolidated financial statements are set out below. The accounting policies have been applied consistently to all periods presented in these consolidated financial statements. The adoption of new and revised IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2016 had no impact on the Group's annual consolidated financial statements as of December 31, 2015 and 2016, and for the years ended December 31, 2014, 2015 and 2016.

(1)      Basis of Consolidation
The consolidated financial statements include the accounts of the Group, which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. The Group controls an entity when the Group has power over the entity, is exposed, or has rights, to variable returns from the involvement with the entity and has the ability to affect those returns through its power over the entity.
When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group's accounting policies. If the end of the reporting period of a subsidiary differs from that of the Company, the subsidiary prepares, for consolidation purposes, additional financial statements as of the same date as the consolidated financial statements of the Group.
Non-controlling interest in a subsidiary is accounted for separately from the parent's ownership interests in a subsidiary. Profit or loss and each component of other comprehensive income are attributed to the shareholders of the parent and non-controlling interest, even if this results in the non-controlling interest having a deficit balance. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. Any difference between the adjustment to the non-controlling interest and the fair value of the consideration paid or received is recognized directly in shareholders' equity as "equity attributable to the shareholders of the Company".
On August 1, 2014, the board of directors of NAVER and the board of directors of the Company approved the reduction of capital contributed to date by NAVER in LINE Plus Corporation ("LINE Plus") which, upon completion, would result in the Company owning 100% of the equity capital in LINE Plus (the "LINE Plus Capital Reduction"). NAVER had made a cumulative capital contribution of 7,253,669 thousand yen to LINE Plus as of August 1, 2014. Pursuant to the approval of the LINE Plus Capital Reduction, LINE Plus was obligated to buy back the entire 40% interest in LINE Plus owned by NAVER. LINE Plus paid NAVER 80 billion Korean won, or 8,288,000 thousand yen, upon the closing of this transaction on September 5, 2014.
In August 2014, LINE Plus, a 60%-owned subsidiary of the Company at the time, acquired 95% of the voting shares of LINE Vietnam Co. Ltd. ("LINE Vietnam") from NAVER, while the remaining 5% non-controlling interests of LINE Vietnam were acquired by an unrelated third-party in Vietnam on the same date. 100% of the shares and voting interests of LINE Vietnam were acquired by NAVER on February 28, 2012, and such acquisition was accounted for as a business combination by NAVER. The acquisition of LINE Vietnam by the Group was accounted for as a business combination under common control using the pooling method. The financial statements of LINE Vietnam were retrospectively consolidated, as if such transaction had occurred on February 28, 2012. As a result, the Group's 60% ownership interest in LINE Vietnam and the remaining 40% non-controlling interest held by NAVER were retrospectively reflected in the Group's financial statements for the years ended December 31, 2014.
On September 19, 2014, the Company's board of directors approved a plan to dispose of its data management business, which consists of DataHotel Co., Ltd. ("DataHotel"), a wholly-owned subsidiary. The disposed data management business was sold to a subsidiary of NHN Entertainment Corporation. NHN Entertainment Corporation was spun off by NAVER in August 2013. NAVER held a 9.54% interest in NHN Entertainment Corporation, which NAVER disposed on September 30, 2014. As of September 30, 2014, NAVER had no remaining interest in NHN Entertainment Corporation. The operation of the data management business was classified as a discontinued operation on September 19, 2014, and the disposition was completed on September 30, 2014. As a result, the data management business was retrospectively presented as part of the discontinued operations in the Consolidated Statements of Profit or Loss for the years ended December 31, 2014.
On February 12, 2016, the board of directors approved the abandonment of the MixRadio service ("MixRadio") segment. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect. As a result, the MixRadio business was retrospectively presented as a discontinued operation on the Consolidated Statements of Profit or Loss.
Intercompany balances and transactions have been eliminated upon consolidation.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(2)	Basis of Measurement
The consolidated financial statements have been prepared on a historical cost basis, except for financial instruments measured at fair value, which is the price that would be received to sell such financial instruments or paid to transfer the related liability in an orderly transaction between market participants at the measurement date.
(3)	Business Combinations
(a)	Business combinations
The Group acquired wit studio Co., ltd. (the "wit studio") in 2014, MixRadio in 2015 and M.T. Burn Inc., (the "M.T. Burn") in 2016, and accounted for such acquisitions using the acquisition method as noted below.
In accordance with IFRS 3 Business Combinations, each identifiable asset and liability is measured at its acquisition date fair value except for the following:
–	Deferred tax assets or liabilities which are recognized and measured in accordance with IAS 12 Income Taxes; and
–	Employee benefit arrangements which are recognized and measured in accordance with IAS 19 Employee Benefits
Leases and insurance contracts are classified on the basis of the contractual terms and other factors at the inception of the contract or at the date of modification, which could be the acquisition date if the terms of the contract have been modified in a manner that would change its classification.
Contingent liabilities assumed in a business combination are recognized when such liabilities are present obligations and their fair value can be measured reliably.
The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder's fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received.
The Group measures goodwill at the acquisition date as:
–	the fair value of the consideration transferred; plus
–	the recognized amount of any non-controlling interest in the acquiree; plus
–	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less
–	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.
Subsequent to initial recognition, goodwill is measured at cost less any accumulated impairment losses.

LINE Corporation
Notes to Consolidated Financial Statements (continued)
3.	Significant Accounting Policies (continued)
(3)	Business Combinations (continued)

(b)	Business combinations under common control
The Group acquired LINE Vietnam in 2014 from NAVER. The acquisition of LINE Vietnam was accounted for as business combinations under common control as noted below.
A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and in which control is not transitory. The Group has accounted for the acquisition of LINE Vietnam based on the carrying amounts recorded in the consolidated financial statements of NAVER. The financial statements of LINE Vietnam have been retrospectively consolidated as part of the Group's consolidated financial statements as if the acquisition of LINE Vietnam had occurred on February 28, 2012, the date of NAVER's original acquisition, regardless of the actual date of acquisition.
(4)	Associates and Joint Arrangements
(a)	Associates
An associate is an entity in which the Group has significant influence, but not control, over the entity's financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity, unless it can be clearly demonstrated that it is not the case.
The Group's investments in associates are accounted for using the equity method. Under the equity method, the investment in an associate is initially recognized at cost and the carrying amount is adjusted to recognize the Group's share of the profit or loss and changes in equity of the associate after the date of acquisition. Gains and losses from transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Intra-group losses are recognized as an expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)
(4)	Associates and Joint Arrangements (continued)
If an associate uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.
When the Group's share of losses exceeds its interest in associates, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued.
(b)	Joint arrangements
A joint arrangement is an arrangement in which two or more parties have joint control. The classification of a joint arrangement as a joint operation or a joint venture depends upon the rights and obligations of the parties to the arrangement.
Joint operations are joint arrangements whereby the parties that have joint control of the arrangement have rights to the assets, and obligations for the liabilities, relating to the arrangement. The Group accounts for the assets, liabilities, revenues and expenses relating to its interest in joint operations in accordance with the IFRSs applicable to the particular assets, liabilities, revenues and expenses.
Joint ventures are joint arrangements whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. Joint ventures are accounted for using the equity method.
(5)	Foreign Currencies
(a)	Foreign currency transactions
Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date's exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated using the exchange rate at the date of the initial transactions. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.
Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, financial liabilities designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)
(5)	Foreign Currencies (continued)

(b)	Foreign operations
If the presentation currency of the Group is different from a foreign operation's functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:
The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the presentation currency at the average foreign exchange rates for the reporting period. Foreign currency differences are recognized in other comprehensive income.
When a foreign operation is disposed of, the relevant amount after the translation is reclassified to profit or loss as part of profit or loss on disposal. In the event that a partial disposal does not lead to a loss of control in a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest. For partial disposals that involve the loss of control in a foreign operation, the relevant proportion is reclassified to profit or loss.
(6)	Cash and Cash Equivalents
Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments with maturity dates that are within three months from the purchase dates. Such investments are highly liquid and readily convertible to known amounts of cash. Cash and cash equivalents are subject to an insignificant risk of changes in value, and are used by the Group in managing its short-term commitments.
(7)	Financial Assets
The Group classifies and measures financial assets based on the following four categories: financial assets at fair value through profit or loss; held-to-maturity investments; loans and receivables; and available-for-sale financial assets. The Group recognizes financial assets in the Consolidated Statements of Financial Position when the Group becomes a party to the contractual provisions of the instrument.
Upon initial recognition, financial assets are measured at their fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs that are directly attributable to the asset's acquisition. Regular way purchases or sales of financial assets, i.e. purchases or sales under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned, are accounted for at the trade date.
(a)	Financial assets at fair value through profit or loss
Financial assets are classified as financial assets at fair value through profit or loss if they are held for trading. Upon initial recognition, transaction costs are recognized in profit or loss when incurred. Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)
(7)	Financial Assets (continued)

(b)	Held-to-maturity investments
Financial assets with fixed or determinable payments and fixed maturities, for which the Group has the positive intention and ability to hold to maturity, are classified as held-to-maturity investments. Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.
(c)	Loans and receivables
Loans and receivables are financial assets with fixed or determinable payments. Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method, except for loans and receivables for which the effect of discounting is immaterial.

(d)	Available-for-sale financial assets
Available-for-sale financial assets are those financial assets that are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables. Subsequent to initial recognition, they are measured at fair value, and any changes in fair value, net of any tax effect, are recorded in other comprehensive income in equity. When a financial asset is derecognized or impairment losses are recognized, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss.
Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Group's right to receive payment is established.
(e)	Derivative financial instruments
The Group may use derivative financial instruments, such as exchange forward contracts, to hedge its foreign exchange risk. Such derivative financial instruments are initially recognized at fair value on the date on which a derivative contract is entered into and are subsequently re-measured at fair value. Any gains or losses arising from changes in the fair value of derivatives are recognized in profit or loss. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.
Derivative financial instruments embedded in non-derivative host contracts are bifurcated and accounted for as separate derivatives when they meet the definition of a derivative, the economic characteristics and risks of the embedded derivatives are not closely related to those of the host contracts, and the contracts are not measured at fair value through profit or loss.
(f)	Derecognition of a financial asset
The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred. Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.
If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(8)	Financial Liabilities

The Group recognizes financial liabilities in the Consolidated Statements of Financial Position when the Group becomes a party to the contractual provisions of the financial liability. At the date of initial recognition, financial liabilities are measured at fair value, net of transaction costs. Subsequent to initial recognition, financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the Consolidated Statements of Financial Position when it is extinguished (i.e. when the obligation specified in the contract is discharged, canceled or expires).
(9)	Inventories
Inventories, consisting of merchandise for resale, are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out ("FIFO") basis. Net realizable value is determined based on the estimated selling price, less costs to sell.
(10)	Share Capital
Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.
(11)	Property and Equipment
Property and equipment are measured and recognized at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Cost includes any other costs directly attributable to bring the assets to a working condition for their intended use and the costs of dismantling and removing the assets and restoring the site on which they are located.
The cost of replacing a part of property and equipment is included in the carrying amount of the asset or recognized as a separate asset, as necessary, if it is probable that the future economic benefits embodied within the part will flow into the Group and if the cost can be reliably measured. Accordingly, the carrying amount of the replaced part is derecognized. The costs of day to day servicing of property and equipment are recognized in profit or loss as incurred.
Land and assets held within construction-in-progress are not depreciated. Depreciation of property and equipment is computed using the straight-line method based on the depreciable amount of the assets over their respective useful lives as provided below. A component that is significant compared with the total cost of an item of property and equipment is depreciated separately over its useful life.
Gains or losses arising from the derecognition of an item of property and equipment are determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other operating income or expenses.
The estimated useful lives for the years ended December 31, 2014, 2015 and 2016 are as follows:

Estimated useful lives (years)
Equipment (mainly consist of servers)	3–5
Furniture and fixtures	3–5
Others	3–5

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)
(11)	Property and Equipment (continued)

Depreciation methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted, as appropriate, if expectations differ from previous estimates. The change is accounted for as a change in an accounting estimate.
(12)	Borrowing Costs
The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are expensed as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.
To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.
To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset, which is the effective interest rate of the general borrowing. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period. No borrowing costs were capitalized during the years ended December 31, 2015 and 2016.
(13)	Intangible Assets
Intangible assets are initially measured at cost, and carried at cost less accumulated amortization and accumulated impairment losses after initial recognition.
Within intangible assets with finite lives, customer relationships are amortized by the declining balance method and other intangible assets with finite lives are amortized mainly using the straight-line method over the useful lives of the respective assets as provided below. Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The residual value of intangible assets is assumed to be zero.
The estimated useful lives for the intangible assets with finite lives for the years ended December 31, 2014, 2015 and 2016 are as follows:

Estimated useful lives (years)
Software	2–5
Customer relationships	7
Others	1–10
The amortization periods and methods for intangible assets with finite useful lives are reviewed at each fiscal year-end. If expectations differ from previous estimates, the changes will be accounted for as a change in an accounting estimate.
Research and development
Expenditures on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, are recognized in profit or loss as incurred. Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset. Other development expenditures are recognized in profit or loss as incurred.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(14)	Leases
Lease Transactions
The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of specific assets or the arrangement transfers a right to use the asset, such assets are defined as a lease transaction.
(a)	Finance Leases
Leases that transfer substantially all risks and benefits of ownership of the leased item to the lessee are classified as finance leases.
Group as lessee
Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The discount rate to be used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease, if this is practicable to determine; if not, the lessee's incremental borrowing rate shall be used. The minimum lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. A leased asset is depreciated over the shorter of the estimated useful life of the asset or the lease term.
(b)	Operating Leases
All lease arrangements, except finance leases that have been capitalized in the Consolidated Statements of Financial Position, are classified as operating leases.
Group as lessee
For operating lease transactions, lease payments are recognized as an expense using the straight-line method over the lease term in the Consolidated Statements of Profit or Loss.
Group as lessor
The Group had cancelable lease contracts related to servers, data storage, network equipment, personal computers and software with third parties for the years ended December 31, 2014, 2015 and 2016. The leased assets are included in "Property and equipment" in the Consolidated Statements of Financial Position and are depreciated over their expected useful lives on a basis consistent with similar assets included in property and equipment. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(15)	Impairment of Financial Assets
A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired. A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably. However, losses expected as a result of future events, regardless of likelihood, are not recognized.
Objective evidence that financial assets, including equity securities, are impaired can include significant financial distress of issuers of financial assets or debtors, default or delinquency by a debtor, restructuring of an amount due to the Group on terms that the Group would not consider otherwise, indications that a debtor or issuer will enter bankruptcy, the disappearance of an active market for a security, or the existence of observable data that shows the negative effect on expected future cash flows of the group of financial assets after the initial recognition can be reliably estimated, though the decrease in expected future cash flows of individual financial assets cannot be reliably estimated.
In addition, for an investment in an equity security classified as an available-for-sale financial asset, a significant or prolonged decline in its fair value below its cost is objective evidence of impairment.
If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.
(a)	Financial assets measured at amortized cost
An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset's original effective interest rate. If it is not practicable to obtain the instrument's estimated future cash flows, impairment losses are measured by using prices from any observable current market transactions. The Group can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed by adjusting an allowance account. Financial assets are directly written off when there is no realistic prospect of future recovery.
(b)	Available-for-sale financial assets
While other evidence and indicators are taken into consideration, generally, when the fair value of an available-for-sale financial asset is below the acquisition cost consistently for a period of six months or more, or, if the fair value of the available-for-sale financial assets is 20% below its acquisition cost, impairment losses are assessed for such financial asset. When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized. Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss. If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss was recognized in gain or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)
(16)	Impairment of Non-financial Assets
The Group's non-financial assets, which include tangible assets and intangible assets with definite useful lives and indefinite useful lives, but exclude deferred tax assets and non-current assets held for sale, are reviewed for impairment at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset's recoverable amount is estimated. In addition, annual impairment tests are performed for goodwill and intangible assets with indefinite useful lives.
If it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of the cash-generating unit ("CGU"). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use or its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate to the estimated future cash flows expected to be generated by the asset or CGU. Such pre-tax discount rate reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted.
An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset's carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.
Goodwill
Goodwill acquired in a business combination is, from the acquisition date, allocated to each CGU that is expected to benefit from the synergies arising from the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units. A CGU to which goodwill has been allocated is tested for impairment annually, or more frequently when there is an indication that the unit may be impaired. If the recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Impairment losses are recognized in profit or loss, and impairment losses recognized for goodwill are not reversed in subsequent periods. On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.
(17)	Employee Compensation
(a)	Short-term employee compensation
Short-term employee compensations are employee compensations that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service. The undiscounted short-term employee compensations are accounted for on an accrual basis over the period in which employees have provided the services.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)
(17)	Employee Compensation (continued)

(b)	Defined benefit plans
The Group has defined benefit plans for employees of subsidiaries located in Korea, Taiwan and Thailand. A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group's obligation represents the estimated amount of future benefits that employees have earned in return for their services in the current and prior periods. The calculation is performed annually by an independent actuary using the projected unit credit method. The calculation is reviewed and approved by the management of the Group.
Current service cost is the increase in the present value of the defined benefit obligation resulting from employee service in the current period. Past service cost, which is the change in the present value of the defined benefits obligation for employee services in prior periods, resulting in the current period from the introduction of, or change to post-employment benefits, is recognized in full in profit or loss in the period in which the plan amendment occurs.
Remeasurement of the net defined benefit liability is mainly comprised of actuarial gains and losses resulting from experience adjustments and the effects of changes in actuarial assumptions. Experience adjustments are the effects of differences between the previous actuarial assumptions and what has actually occurred. The Group recognizes all remeasurements of the net defined benefit liability in other comprehensive income when incurred.
The discount rate used in the present valuation calculation is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group's obligations and that are denominated in the same currency in which the benefits are expected to be paid.
Net interest on the net defined benefit liability is determined by multiplying the net defined benefit liability by the discount rate noted above, taking account of any changes in the net defined benefit liability during the period as a result of contribution and benefit payments. Interest on the net defined benefit liability is recognized in profit or loss.
(18)	Share-based Payments
The Group has granted stock options to directors and employees. The fair values of the stock options are measured at the grant dates. Compensation expenses related to stock options are recognized over the vesting period of two years. Refer to Note 4 Significant Accounting Judgments, Estimates and Assumptions and Note 27 Share-based Payments for more details on the valuation methodology of stock options and the assumptions used in such valuation.
(19)	Marketing Expenses
The Group incurs marketing expenses to increase brand awareness and to promote the launch of new services. The Group's marketing expenses are primarily related to advertising in mass media, namely television advertising and advertising on mobile applications, and expenses incurred for brand promotional events. Marketing personnel compensation expenses are not included in marketing expenses, and are recorded as part of the employee compensation expenses. Expenditures related to marketing activities are recognized as expenses when incurred.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(20)	Provisions
Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.
There are uncertainties about the amount and timing of the cash outflows related to provisions. The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.
The Group's provisions mainly comprise provision for restoration obligations for leased property, and the provision for the licensing expense payable to the third-party partners upon redemption of free promotional virtual credits for virtual items by customers in the future.
Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.
A provision may only apply to expenditures for which the provision was originally recognized.
(21)	Revenue
The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content sales and advertising services. Communication and content sales are primarily made to end users in the form of communication products such as LINE Stickers, and content such as LINE Games. Advertising services are provided on the LINE platform through advertising products such as LINE Official Accounts and Sponsored Stickers, as well as the Group's web portals, livedoor and NAVER Matome. Refer to Note 5 Segment Information for more details on product lines and services provided.
The Group recognizes revenues associated with the transactions by reference to the stage of completion of the transactions at the end of the reporting period. Determination of the stage of completion for the different revenue streams is described below. Revenue is measured at the fair value of the consideration of services provided in the ordinary course of business, less applicable sales and other taxes, where appropriate.
Virtual credits
Virtual credits may be purchased with credit cards or cash. Depending on the type of service, end users may make payments using cash, credit cards or the Group's virtual credits. Most of the end-user purchases are processed through payment processing service providers such as Apple App Store and Google Play. A processing fee is charged by the payment processing service providers for each transaction processed which are recognized as "payment processing and licensing expenses" on the Company's Consolidated Statements of Profit or Loss.
Upon the initial sales of the Group's virtual credits, the Group records proceeds received as advances received on the Consolidated Statements of Financial Position. As prescribed in the terms and conditions between the Group and end users, the Group's virtual credits are not refundable. However, in the event that the Group discontinues its operations, the Japanese Payment Services Act may require the Group to refund the advances received to the end users.
When virtual credits are redeemed for the purchase of in-game/in-app virtual items, virtual credit balances of the end users are reduced by the price of the purchase, and the related advances received are reclassified to revenues over the applicable revenue recognition periods, as described in the following paragraphs. The total amount of revenues recognized is equivalent to the amount of total consideration paid by the end users.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)
(21)	Revenue (continued)
(a)	LINE business and portal
(i)	Communication—LINE Stickers and Creator Stickers
LINE Stickers and Creator Stickers are emoticons that end users may purchase and use in instant messaging. Payments may be made with cash, virtual credits or credit cards. When virtual credits are redeemed for the purchase of Stickers, virtual credit balances of the end users are reduced by the price of the purchase, and the virtual credits redeemed are recognized as revenues over the revenue recognition period for Stickers. The Group acts as a principal in providing LINE Stickers and Creator Stickers to end users. Based on historical usage patterns tracked by the Group, the Group determined that a substantial majority of total expected usage of Stickers by end users occurred over 90 days from purchase, with actual usage concentrated during the earlier part of this period. Accordingly, the Group recognizes Stickers revenues over an estimated usage period of 90 days and on an accelerated basis within such period.
(ii)	Content—LINE Games and Applications
–	Games developed by third-party game developers
All games developed by third-party game developers are free to download from the LINE platform. End users may purchase in-game virtual items with cash or credit cards within the games.
The Group enters into revenue sharing arrangements with the third-party game developers. The terms of such arrangements provide that when end users purchase in-game virtual items sold by the game developer via the LINE platform, the Group receives a fixed percentage of the net proceeds received from payment processing service providers.
With respect to the sale of in-game virtual items to end users, the Group has determined that the third-party game developer is the primary obligor for the game-related services, as the third-party game developers have the primary responsibility for creating the in-game virtual items which end users may purchase and use in the mobile games, and developing, maintaining and updating the mobile games.
The Group views the third-party game developers to be its customers, and the Group's deliverables to its customers over the term of the game are: 1) channeling users to the mobile games, 2) providing payment processing services, and 3) providing server hosting services.
The Group determined that each deliverable was a separate unit of account and it estimates the selling price of payment processing services and server hosting services based on cost plus margin, taking into consideration historical cost and industry profit margin range. The Group then allocates any residual amount to services for channeling users to the mobile games.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)
(21)	Revenue (continued)

The Group's performance obligations with respect to channeling services are fulfilled at the time that the in-game virtual item is purchased by an end user and accordingly, the revenues attributable to the channeling services are recognized at the time of purchase.
Game termination announcements are made by sending notifications to end users two months prior to game termination. Once the game termination announcement is made, in-game virtual items are no longer available for purchase, but the game is still available to end users for the remaining two month period. Accordingly, subsequent to the announcement of game termination, the Group is required to provide two additional months of hosting services, i.e. up until game termination, and three months of payment processing services, i.e. up until one month after game termination, as payment processing services are provided on a three-month time lag.
The Group's performance obligations with respect to the hosting services and payment processing services are fulfilled as such services are provided, i.e., from game inception through game termination, and from game inception through one month subsequent to game termination, respectively. Accordingly, the revenues attributable to the hosting services and payment processing services are recognized ratably over the service periods as described above. However, as the Group does not generate revenues subsequent to the announcement of game termination, the Group defers the revenue attributable to the post-termination-announcement performance obligations for hosting services and payment processing services from the amounts received in the first month of the arrangement, and recognizes such revenues over the two and three months, respectively, following the announcement of game termination.
The Group began providing third party games on its platform in 2012. As of December 31, 2016, the average life of third party games, which included both active and terminated third party games, was approximately 17 months. For the year ended December 31, 2016, on average, server hosting services revenues were recognized ratably over approximately 17 months, while payment processing services revenues were recognized ratably over approximately 18 months.
–	Internally developed games and applications
The Group also provides games and applications ("apps") developed internally for end users, and considers itself the principal in providing the games or apps to end users. The Group's primary responsibility is to develop, maintain and provide the games and apps, and in-game/in-app virtual items to end users. All games and apps are free to download; however, in-game/in-app virtual items developed by the Group may be purchased with cash, credit cards or the Group's virtual credits within the games/apps. The Group offers both consumable and durable virtual items in its internally developed games and apps. Common characteristics of consumable virtual items include virtual items that are consumed by end users' specific actions and do not provide end users with any continuing benefits. Consumable virtual items offered by the Group are generally consumed upon purchase by end users. Accordingly, the Group recognizes revenues attributable to consumable virtual items upon sale.
A durable virtual item represents an item that provides the end user with continuing benefits. The period of benefit of a durable virtual item generally ends at the earliest of 1) an item ceasing to provide further benefits to an end user (i.e., the period of benefit is represented by the usage period of such item), 2) an item being removed from the game board or app, by specific in app/in-game actions taken by an end user, or 3) an end user abandoning the game or app. Accordingly, the Group determines that revenue attributable to durable virtual items is recognized either a) ratably over the estimated usage period, or b) when the Group cannot estimate the estimated usage period upfront, ratably over the estimated average playing period of paying users adjusted for any virtual items removed from the game board or app.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)
(21)	Revenue (continued)

The estimated usage period for durable virtual items is developed by taking into consideration historical data on purchase patterns and user usage behavior. For the year ended December 31, 2014, the estimated usage period was used for recognizing revenue from durable virtual items for only one of the Group's internally developed games and was estimated to be several days. For the year ended December 31, 2014, sales generated by this internally developed game were immaterial. For the year ended December 31, 2015, the usage periods were estimated to be several days and the sales generated by such durable items were immaterial. For the year ended December 31, 2016, the usage periods were estimated to be several days and the sales generated by such durable items were immaterial.
The Group defines the playing period as the period from when a paying user first purchased virtual currencies to when a paying user is deemed to have become inactive, i.e. when a paying user has not logged onto the game/app for two consecutive months. To estimate the average playing period for a paying user, the Group analyzes monthly cohorts composed of paying users who made their first purchase of virtual currency during such month. The Group tracks these monthly cohorts and analyzes the dates on which paying users within each cohort become inactive. Based on the actual data observed, the Group extrapolates the future declines in paying users to determine the ending point of a paying user's life beyond the date for which observable data is available. The Group then uses the actual and extrapolated data to calculate the average playing period. For the years ended December 31, 2014, 2015 and 2016, the estimated average playing periods ranged from approximately 7 months to 12 months, 11 months to 21 months and 8 months to 28 months, respectively.
Revenue attributable to the durable virtual items removed from the game board or app is recognized by developing estimated removal rates, i.e. the rates at which durable virtual items are being removed from the game board or app by end users, and applying such rates to total sales generated from durable virtual items.
Upon launching a new game/app, the Group evaluates the nature of the virtual items, the behavior of end users with respect to such items and the availability of supporting data in determining the related revenue recognition policy. The Group may also consider other existing internally developed games/apps data and industry data in determining the related revenue recognition policy if insufficient history has been developed for such new game/app. In the situation where the Group does not have sufficient data to analyze user behavior, and cannot identify any similar games/apps to serve as references for the Group to reasonably estimate the life of the game/app, the Group defers all sales until such history is developed. Once sufficient history is developed, the Group assesses the estimations (such as the estimated usage period and the estimated average playing period for paying users), for durable virtual items quarterly on a game/app by game/app basis.
For the year ended December 31, 2014, the Group had one internally developed game for which it had insufficient data to reasonably estimate the average playing period until the beginning of Q3'2014. Accordingly, for the purposes of recognizing revenue for such game, for the quarters ended March 31, 2014 and June 30, 2014, the Group only recognized revenue attributable to removed virtual items by applying the estimated removal rates for the respective periods, and deferred all remaining sales. Beginning of Q3'2014, as the Group determined that it had sufficient history to reasonably estimate the average playing period for such game, the Group began recognizing revenues for virtual items which continued to be available to end users over the average playing period for such game.
In Q2'2015, the Group launched an internally developed game for which it had insufficient data to reasonably estimate the average playing period until the beginning of Q4'2015. Accordingly, for the purposes of recognizing revenue for this game, for the quarters ended June 30, 2015 and September 30, 2015, the Group recognized revenue based on the estimated average playing period of another game with similar characteristics. Beginning of Q4'2015, the Group determined that it had sufficient history to reasonably estimate the average playing period for such game. Accordingly, the Group began recognizing revenues for virtual items which continued to be available to end users over the average playing period for this game.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)
(21)	Revenue (continued)

For the year ended December 31, 2016, the Group had one internally developed game for which it had insufficient data to reasonably estimate the average playing period until the beginning of Q2'2016. Accordingly, for the purpose of recognizing revenue for this game, for the quarters ended March 31, 2016, the Group deferred all the revenue arising from sales of durable virtual items and only recognized revenue attributable to the consumable virtual items. Beginning of Q2' 2016, the Group determine that it had sufficient history to reasonably estimate the average playing period for such game. Accordingly, the Group began recognizing revenues for durable virtual items which continued to be available to end users over the average playing period for this game. Also, in Q3'2016, the Group launched an internally developed game for which it has insufficient data to reasonably estimate the average playing period until the end of Q4'2016. Accordingly, for the purpose of recognizing revenue for this game, the Group only recognized revenue attributable to the sales of consumable virtual items and deferred all the revenue arising from sales of durable virtual items.
(iii)	Others
Others mainly includes revenue from the sales of LINE character merchandise. Revenue from the sale of goods is recognized when the significant risks and rewards of ownership of the goods have passed to the buyer, usually on delivery of the goods. Revenue from the sale of goods is measured at the fair value of the consideration received or receivable, net of returns and trade discounts.
(iv)	LINE advertising—Official Accounts, Sponsored Stickers, LINE Points (formerly, Free LINE Coins service), Timeline Ads and LINE NEWS Ads.
LINE Official Accounts enable businesses and celebrities to send messages directly to LINE users who have added them as friends. The Group recognizes Official Accounts subscription revenues ratably over the advertising contract periods. In addition, advertisers with Official Accounts may offer Sponsored Stickers to LINE users, who may download them for free. Similar to the user usage pattern of LINE Stickers, the total Sponsored Stickers usage was also observed to be significantly weighted towards the earlier part of the usage period. Accordingly, the Group recognizes Sponsored Stickers revenue on an accelerated basis over a 208-day period following the commencement of the advertising contract period, throughout which Sponsored Stickers are available to be used by end users.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)
(21)	Revenue (continued)

Free LINE Coins service is a pay-per-action advertising service the Group offers. Advertisers pay the Group a predetermined fixed fee per specific action taken by end users, such as successful downloading of an application or viewing of a commercial. In exchange, the Group publishes the applications or commercials produced by advertisers on the LINE platform, and issues LINE Coins to end users without charge (such LINE Coins, "free LINE Coins"). The Group recognizes revenue from Free LINE Coins service in the period in which an end user takes the action the advertiser contracted for, except for the portion of revenue attributable to the free LINE Coins issued by the Group. The portion of the revenue attributable to free LINE Coins is measured at the average selling price of LINE Coins. Revenue related to unused free LINE Coins at the end of the accounting period is deferred, while revenue related to redeemed free LINE Coins is recognized in accordance with the revenue recognition policy for the virtual item purchased. In Q2'2016, the Group replaced the Free LINE Coins service by a new service, LINE Points. All the free LINE Coins outstanding at the time of conversion were exchanged into LINE Points. The portion of the revenue attributable to LINE Points is measured at the fair value of LINE Points. Revenue related to unused LINE Points at the end of the accounting period is deferred, while revenue related to redeemed LINE Points is recognized in accordance with the revenue recognition policy for the virtual item purchased. Fair value of the LINE Points is estimated based on the amount which a user is required to settle a transaction.
LINE advertising also includes Timeline Ads and other services such as LINE NEWS Ads. The Group has contractual relationships with advertisers for actions such as advertising impressions, views and clicks. Advertising revenues are recognised when these performance obligations are fulfilled.

(v)	Portal advertising
The Group provides advertising services through its web portals, livedoor and NAVER Matome. The Group recognizes web portal advertising revenues ratably over the advertising contract periods.
(b)	Data management services
The Group used to provide data management services and recognized the revenues over the life of the service contract periods. The data management business was disposed on September 30, 2014. As a result, the data management business was retrospectively classified as part of the discontinued operations in the Consolidated Statements of Profit or Loss for the year ended December 31, 2014. Refer to Note 3 (1) Significant Accounting Policies for further details.
(22)	Finance Income and Finance Costs
Finance income mainly comprises interest income from time deposits and held-to-maturity investments. Interest income is recognized as it accrues in profit or loss, using the effective interest method.
Finance costs comprise interest expense on borrowings and unwinding of the discount on provisions. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.
(23)	Other Non-operating Income and Expenses
Other non-operating income comprises dividend income, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial assets at fair value through profit or loss. Dividend income is recognized in profit or loss on the date that the Group's right to receive payment is established.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)
(23)	Other Non-operating Income and Expenses (continued)

Other non-operating expenses comprise changes in the fair value of financial assets at fair value through profit or loss, and impairment losses recognized on available-for-sale financial assets.
(24)	Income Taxes
Income tax expenses comprise current and deferred tax. Current tax and deferred tax are recognized in profit or loss, except to the extent that they relate to a business combination, or items recognized directly in equity or in other comprehensive income.
(a)	Current tax
Current tax is the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the end of the reporting period and any adjustment to tax payable in respect of previous years. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.
(b)	Deferred tax
Deferred tax is recognized using the asset-liability method in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. A deferred tax liability is recognized for all taxable temporary differences. A deferred tax asset is recognized for all deductible temporary differences, unused tax losses and unused tax credits to the extent that it is probable that taxable profit will be available against which they can be utilized. However, deferred tax is not recognized for the following temporary differences: taxable temporary differences arising on the initial recognition of goodwill, or the initial recognition of assets or liabilities in a transaction that is not a business combination and that affects neither accounting profit or loss nor taxable income.
The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates and joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future. The Group recognizes a deferred tax asset for all deductible temporary differences arising from investments in subsidiaries, associates and joint ventures, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.
The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and is reduced to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.
Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow, in a manner that the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)
(24)	Income Taxes (continued)

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied on the same taxable entity by the same tax authority.
(25)	Earnings per Share
The Group presents basic and diluted earnings per share ("EPS") data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to the holders of common shares of the Company by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to the holders of common shares and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, such as stock options granted to directors and employees of the Group. Potential common shares are antidilutive when their conversion to common shares would increase earnings per share or decrease loss per share from continuing operations. The calculation of diluted earnings per share does not assume conversion, exercise, or other issue of potential common shares that would have an antidilutive effect on earnings per share.
(26)	Operating Segments
The Group identifies operating segments based on the internal report regularly reviewed by the Group's Chief Operating Decision Maker to make decisions about resources to be allocated to segments and assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company's board of directors.
(27)	Discontinued Operations and Non-current Assets Held for Sale
Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for sale or has been disposed of, if the component either (1) represents a separate major line of business or geographical area of operations and (2) is part of a single coordinated plan to dispose of a separate major line of business or geographical area of operations or (3) is a subsidiary acquired exclusively with a view to resale.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)
(27)	Discontinued Operations and Non-current Assets Held for Sale (continued)

The Group determined to dispose its data management business in September 2014. The Group determined to dispose its MixRadio business in February 2016. In the Consolidated Statements of Profit or Loss, income from the discontinued operations is reported separately from loss from continuing operations; prior periods are presented on a comparable basis. The cash flows from discontinued operations are presented in Note 23 Discontinued Operations. References made to the Consolidated Statements of Profit or Loss, except for those noted in Note 23 Discontinued Operations, are related to continuing operations.
In the event that certain non-current assets and disposal groups whose carrying values will be recovered principally through a sale rather than through continuing use, such non-current assets and disposal groups are classified as held for sale. Non-current assets or disposal groups classified as held for sale or held for disposal are measured at the lower of their carrying amount or fair value less costs to sell, unless these items presented in the disposal group are not part of the measurement scope as defined in IFRS 5 Non-current Assets Held for Sale and Discontinued Operations.
(28)	Standards Issued but not yet Effective
The standards and interpretations that are issued but not yet effective as of December 31, 2016 are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.
–	IFRS 9 Financial Instruments
The IASB issued the final version of IFRS 9 Financial Instruments which sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is the new standard for the financial reporting of financial instruments that is principles-based and brings together the classification and measurement, impairment and hedge accounting phases of the IASB's project. IFRS 9 is built on a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics including new impairment requirements that are based on a more forward-looking expected credit loss model that will result in more timely recognition of loan losses and is a single model that is applicable to all financial instruments subject to impairment accounting. In addition, IFRS 9 addresses the so-called 'own credit' issue, whereby banks and others book gains through profit or loss as a result of the value of their own debt falling due to a decrease in credit worthiness when they have elected to measure that debt at fair value. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, and early application is permitted. The Group has determined not to early adopt IFRS 9 and is currently assessing the impacts of IFRS 9's adoption.
–	IFRS 15 Revenue from Contracts with Customers
The IASB issued IFRS 15 Revenue from Contracts with Customers for recognizing revenue. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry, with limited exceptions. In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. Provided those costs are expected to be recovered, they shall be capitalized and subsequently amortized and tested for impairment. IFRS 15 also applies to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of an entity's ordinary activities, such as sales of property, plant and equipment or intangibles. Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after 1 January 2018. Early adoption is permitted under IFRS. The modified approach will allow the standard to be applied to existing contracts beginning with the current period but requires the cumulative effect of applying IFRS 15 to contracts that commenced prior to the current period to be recognized in the year of initial application as a catch-up adjustment. No restatement of the comparative periods will be required under this approach, as long as comparative disclosures about the current period's revenues under existing IFRS are included.

The Group recognizes revenue associated with communication and content sales and with advertising services by reference to the stage of completion. These transactions are satisfied over time and measured by the progress towards complete satisfaction of performance obligations. The Group has preliminary assessed that the method currently used to measure the progress towards complete satisfaction of these performance obligations will continue to be appropriate under IFRS 15. Under IFRS 15, the allocation of a consideration will be made based on relative stand-alone selling prices for each performance obligation. The Group is still in the process of assessing the full impact of the application of IFRS 15 on the financial statements and it is not practicable to provide a reasonable financial estimate of the potential effect until the detailed review is complete. As a result, the above preliminary assessment is subject to change. The Group does not intend to early adopt the standard and intends to use the full retrospective method upon adoption.
–	IFRS 16 Leases
IFRS 16 governs the accounting for leases and the related contractual rights and obligations. In the future, lessees will no longer make a distinction between finance and operating leases as they have been required to do thus far under IAS17. At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today's accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, although early adoption is permitted if IFRS 15 is also applied. The Group has started an initial assessment of the potential impact on its consolidated financial statements. So far, the most significant impact identified is that the Group will recognize new assets and liabilities for its operating leases of certain office space and stores. In addition, the nature of expenses related to those leases will change as IFRS 16 replaces the straight-line operating expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The Group is still assessing the impacts of IFRS 16's adoption and it is not practicable to provide a reasonable estimate of the financial effect until the management of the Group completes the assessment.
–	IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses – Amendments to IAS 12
The amendments clarify that an entity needs to consider whether tax law restricts the sources of taxable profits against which it may make deductions on the reversal of that deductible temporary difference. Furthermore, the amendments provide guidance on how an entity should determine future taxable profits and explain the circumstances in which taxable profit may include the recovery of some assets for more than their carrying amount. These amendments are effective for annual periods beginning on or after 1 January 2017 with early application permitted. If an entity applies the amendments for an earlier period, it must disclose that fact. The Group does not anticipate that the amendments will have a material impact on its consolidated financial statements.
–	IFRS 2 Classification and Measurement of Share-based Payment Transactions — Amendments to IFRS 2
The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. The amendments are effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Group is assessing the potential effect of the amendments on its consolidated financial statements.

(29)	New and amended standards and interpretations
The Group applied for the first time certain standards and amendments, which are effective for annual periods beginning on or after January 1, 2016. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.
–	IFRS 11 Joint Arrangements: Accounting for Acquisitions of Interests
The amendments to IFRS 11 require that a joint operator accounting for the acquisition of an interest in a joint operation, in which the activity of the joint operation constitutes a business, must apply the relevant IFRS 3 principles for business combinations accounting. The amendments also clarify that a previously held interest in a joint operation is not remeasured on the acquisition of an additional interest in the same joint operation while joint control is retained. In addition, a scope exclusion has been added to IFRS 11 to specify that the amendments do not apply when the parties sharing joint control, including the reporting entity, are under common control of the same ultimate controlling party. The amendments apply to both the acquisition of the initial interest in a joint operation and the acquisition of any additional interests in the same joint operation and are applied prospectively to acquisitions of interests in joint operations occurring from the beginning of annual periods beginning on or after January 1, 2016. These amendments do not have any impact on the Group as there has been no interest acquired in a joint operation during the period.
–	Clarification of Acceptable Methods of Depreciation and Amortization (Amendments to IAS 16 Property, Plant and Equipment, and IAS 38 Intangible Assets)
The IASB issued amendments to IAS 16 Property, Plant and Equipment, and IAS 38 Intangible Assets to clarify that the use of revenue-based methods to calculate the depreciation of an asset is not appropriate. The IASB also clarified that revenue is generally presumed to be an inappropriate basis for measuring the consumption of the economic benefits embodied in an intangible asset. This presumption, however, can be rebutted in certain limited circumstances. The amendments are applied prospectively and do not have any impact on the Group, given that it has not used a revenue-based method to depreciate its non-current assets.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions
The preparation of the Group's consolidated financial statements requires the management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. These estimates and assumptions are based on the best judgment of the management in light of historical experience and various factors deemed to be reasonable as of the fiscal year end date. Given their nature, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.
The estimates and assumptions are continuously reviewed by the management. The effects of a change in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods. Among estimates and assumptions made by the management, the following are ones that may have a material effect on the amounts recognized in the consolidated financial statements of the Group:
(a)	Impairment
–	Non-financial assets
Non-current assets other than goodwill
Non-current assets other than goodwill, such as property and equipment, and intangible assets with definite useful lives, are assessed for indications of impairment at the end of the reporting period. The Group evaluates both internal and external sources of information to assess whether impairment indicators exist. Some of the impairment indicators are evidence of obsolescence or significant adverse changes in the technological, market, economic or legal environment of the market in which the Group operates, or the asset is dedicated. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Likewise, the determination of the assets' recoverable amounts involves the use of estimates by the management that can have a material impact on the respective values and ultimately the amount of any impairment.
Goodwill
The goodwill impairment test requires the Group to exercise judgment and assess whether the carrying value of the CGU to which goodwill has been allocated can be supported by the recoverable amount of such CGU to which goodwill has been allocated.
The recoverable amount of a CGU is determined based on a value in use calculation which involves the use of estimates. The main assumptions used in the value in use calculation include the discount rate, terminal growth rate and expected future cash flow projections for a period of up to five years from financial budgets approved by the management. Cash flow projections beyond the planning period are extrapolated using terminal growth rates. Cash flow projections take into account past experience and represent management's best estimates. These assumptions can be subject to significant adjustments from such factors as user trend, spending on marketing, IT spending of corporations, and competition from competitors. The key assumptions used to determine the recoverable amounts of the different CGU to which goodwill has been allocated are disclosed and further explained in Note 11 Impairment.
–	Financial assets measured at amortized cost
Regarding the financial assets measured at amortized cost, the Group assesses whether there is any objective evidence that financial assets are impaired on a quarterly basis. If there is any objective evidence, the Group recognizes the difference between carrying value of the asset and the present value of estimated future cash flows as an impairment loss. When the Group estimates the future cash flows, the management considers the probability of default, time of recovery and past trend of losses, and decides whether the actual loss, which reflects current economic and credit conditions, is more or less than past trends. The Group considers these estimates to be significant because any adjustments may significantly affect the amount of an impairment loss for the financial assets measured at amortized cost.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions (continued)
(b)	Recoverability of deferred tax assets
Regarding temporary differences, which are differences between carrying value of an asset or liability in the Consolidated Statements of Financial Position and its tax base, the Group recognizes deferred tax assets and deferred tax liabilities. The deferred tax assets and deferred tax liabilities are calculated using the tax rates based on tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates that are expected to apply to the period when the deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized for all deductible temporary differences, unused tax losses carryforward and unused tax credits carryforward to the extent that it is probable that taxable income will be available. The estimation of future taxable income is calculated based on financial budgets approved by management of the Group, and it is based on management's subjective judgments and assumptions. The Group considers these estimates to be significant because any adjustments in the assumed conditions and amendments of tax laws in the future may significantly affect the amounts of deferred tax assets and deferred tax liabilities.
(c)	Methods of determining fair value for financial instruments measured at fair value
Financial assets and financial liabilities held by the Group are measured at the following fair values:
–	quoted prices in active markets for identical assets or liabilities;
–	fair value calculated using observable inputs other than quoted prices for the assets or liabilities, either directly or indirectly; and
–	fair value calculated using valuation techniques incorporating unobservable inputs.
In particular, the fair value estimates using valuation techniques that incorporate unobservable inputs are based on the judgment and assumptions of Group management, such as experience assumptions, and the use of specific numerical calculation models, such as discounted cash flow models.
(d)	Provisions
The Group recognizes asset retirement obligations related to assets leased under operating leases in the Consolidated Statements of Financial Position. These provisions are recognized based on the best estimates of the costs expected to incur for the restoration of the operating lease properties to the state as specified in the rental agreements upon termination of the operating leases. The estimation takes risks and uncertainty related to the obligations into account as of the fiscal year end date.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions (continued)
(d)	Provisions (continued)

The Group records a provision for the licensing expense payable to the third-party platform partners upon redemption of promotional virtual credits for virtual items by end users in the future. For promotional and marketing purposes, virtual credits are given to end users free of charge.
(e)	Defined benefit plans
The cost of the defined benefit plan and the present value of the obligation are determined using actuarial valuations. An actuarial valuation involves making various assumptions, including the determination of the discount rate and future salary increases.
The Group determines the discount rate based on market returns of high-quality corporate bonds consistent with currencies and estimated payment terms applicable to the defined benefit obligations as of the reporting date in order to calculate present value of the defined benefit obligations. Estimated future salary increases are based on historical salary increases and expected future inflation rates.
Due to the complexities involved in the valuation and its long-term nature, a defined benefit obligation is highly sensitive to changes in these assumptions. All assumptions are reviewed at each reporting date.
Further details about the Group's defined benefit obligations are presented in Note 16 Employment Benefits.
(f)	Share-based payments
Share-based payment expenses related to stock options granted to directors and employees are estimated based on the option's fair value determined under the Black-Scholes-Merton ("Black-Scholes") option pricing model. The Black-Scholes model requires various highly judgmental assumptions, including expected volatility, expected life of stock options and fair value of share capital at the time of option grants, which will be discussed further below.
Expected volatility is estimated based on the historical volatility of reference companies which are comparable publicly traded companies. The expected life of stock options is estimated based on the expectation of future stock price movements and expected exercise patterns of the option holders.
(g)	Valuation of common shares
Until the Company's initial public offering in July 2016, the Group exercised significant judgment in determining fair value of common shares at the time of option grants. Valuation is based on all relevant facts and circumstances known at the time of valuation, including but not limited to factors such as historical financial results and projections of the Group's future operating and financial performance; market performance of comparable publicly traded companies; overall economic and industry outlook; and third-party valuations of the Group's common shares as of the date of stock option grants.
(h)	Revenues
For revenues attributable to the sales of in-game/app virtual items developed by the Group, revenues are recognized over periods over which the benefits are expected to be consumed by end users, taking into consideration historical data on purchase patterns, log-on information, and the removal rates of virtual items.
For revenues attributable to the sales of LINE Stickers, Creator Stickers and Sponsored Stickers, revenues are recognized over the estimated periods over which LINE Stickers, Creator Stickers and Sponsored Stickers are expected to be used by users, taking into consideration historical data on usage and user behavior.

LINE Corporation
Notes to Consolidated Financial Statements (continued)
5.	Segment Information
For the nine-month period ended September 30, 2014, the Group had identified two reportable segments, LINE business and portal segment and data management services segment, which were the Group's business units. On September 30, 2014, the Group disposed of its data management services segment. As a result, the data management services segment was retrospectively classified as part of the discontinued operations in the Consolidated Statements of Profit or Loss for the year ended December 31, 2014. Refer to Note 23 Discontinued Operations for further details. The Group had a single reportable segment as of December 31, 2014.
Since the fourth quarter of 2015, the structure of the business units that management uses to make decisions about operating matters, and the main performance measures used for the purpose of allocating resources to the units had changed. Segment reporting was based on two business units, the LINE business and portal segment and the MixRadio segment.
However, the MixRadio segment was subsequently abandoned on March 21, 2016, and retrospectively classified as a discontinued operation in the Consolidated Statements of Profit or Loss. Refer to Note 23 Discontinued Operations for further details.
Segment information is presented for continuing operations. No operating segments have been aggregated to form the reportable segments. Refer to Note 3(26) Significant Accounting Policies for further details on the identification of operating segments.
(1)	Description of Reportable Segment
The Group has a single reportable segment:

LINE business and portal segment	–
The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content and advertising services. Communication and content are primarily provided to end users via various communication and content. Communication mainly includes LINE Stickers. Content includes LINE Games and LINE PLAY. Others within Communication and Contents include LINE Friends. Advertising services are provided via LINE advertising, web portals livedoor and NAVER Matome. LINE advertising includes LINE Official Accounts, Sponsored Stickers, LINE Points Ads, Timeline Ads and LINE NEWS Ads.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

5.	Segment Information (continued)

(2)	Revenues from Major Services
The Group's revenues from continuing operations from its major services for the years ended December 31, 2014, 2015 and 2016 are as follows:

	(In thousands of yen)

	2014	2015	2016
LINE business and portal segment
Communication and content
Communication(1)	20,689,739	28,725,134	29,290,039
Content(2)	40,448,648	49,283,859	44,784,347
Others(3)	1,783,666	5,985,048	11,922,434
Sub-total	62,922,053	83,994,041	85,996,820
Advertising
LINE advertising(4)	14,603,427	26,487,056	44,521,637
Portal advertising(5)	8,840,789	9,924,434	10,185,851
Sub-total	23,444,216	36,411,490	54,707,488
Total	86,366,269	120,405,531	140,704,308

(1)    Revenues from communication were mainly attributable to sales of LINE Stickers, Creator Stickers and Themes.

(2)    Revenues from content primarily consisted of sales of LINE Games and LINE PLAY's virtual items.

(3)    Revenues from others primarily consisted of sales from LINE Friends, LINE Part-time Job, LINE Pay and LINE Mobile.

(4)    Revenues from LINE advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers, LINE Points Ads, Timeline Ads and LINE NEWS Ads.

(5)    Revenues from portal advertising were mainly attributable to advertising revenue from web portals, livedoor and NAVER Matome.
(3)	Geographic Information
Revenues from external customers
Revenues from external customers classified by country or region were based on the locations of customers. Revenues attributable to communication and content have been classified based on the geographical location of the end users. Revenues attributable to portal advertising have been classified based on the geographical locations where the services were provided.

	(In thousands of yen)

	2014	2015	2016
Japan (country of domicile)	65,476,215	84,779,808	100,939,134
Taiwan	10,514,667	17,057,953	15,614,393
Others	10,375,387	18,567,770	24,150,781
Total	86,366,269	120,405,531	140,704,308

LINE Corporation
Notes to Consolidated Financial Statements (continued)

5.	Segment Information (continued)
(3)	Geographic Information (continued)

Non-current operating assets
Non-current operating assets mainly consist of property and equipment and intangible assets.

(In thousands of yen)

	2015	2016
Japan (country of domicile)	12,128,756	10,660,501
Korea	2,095,142	3,219,152
Others	567,671	690,349
Total	14,791,569	14,570,002
(4)	Major Customers
No single customer accounted for 10 percent or more of the Group's total revenues for the years ended December 31, 2014, 2015 and 2016.
6.	Cash and Cash Equivalents
The breakdown of cash and cash equivalents as of December 31, 2015 and 2016 is as follows:

	(In thousands of yen)

	December 31, 2015	December 31, 2016
Cash on hand	3,730	8,169
Demand deposits	33,648,520	134,690,086
Total cash and cash equivalents	33,652,250	134,698,255
7.	Trade and Other Receivables
Trade and other receivables as of December 31, 2015 and 2016 are as follows:

	(In thousands of yen)
	December 31, 2015	December 31, 2016
Trade and other receivables, current	27,645,690	29,108,461
Allowance for doubtful accounts, general	(397,193)	(941,674)
Trade receivables, non-current(1)	32,754	82,162
Allowance for doubtful accounts, specific	(32,754)	(82,162)
Total trade and other receivables	27,248,497	28,166,787
(1)
The non-current trade receivables were tested for impairment on an individual basis as of the reporting dates based on how long such trade receivables were past due. As a result, full specific reserves were recorded.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

7.	Trade and Other Receivables (continued)

For movement in the allowance of doubtful accounts for trade and other receivables, refer to Note 25 Financial Risk Management.
8.	Inventories
Inventories as of December 31, 2015 and 2016 are as follows:

	(In thousands of yen)

	December 31, 2015	December 31, 2016
Goods	1,475,939	960,689
Total Inventories	1,475,939	960,689
Cost of goods recognized from continuing operations for the years ended December 31, 2014, 2015 and 2016, were 812,713 thousand yen, 2,474,809 thousand yen and 3,333,204 thousand yen, respectively. Inventory valuation losses recognized from continuing operations for the years ended December 31, 2014, 2015 and 2016, were 61,991 thousand yen, 734,218 thousand yen and 186,422 thousand yen, respectively.
9.	Property and Equipment
(1)	Changes in property and equipment for the year ended December 31, 2015 are as follows:

				(In thousands of yen)

	Furniture and fixtures	Equipment	Land	Construction- in-progress	Others	Total
Acquisition cost
Balance at January 1, 2015	2,469,779	8,837,564	2,584,357	38,511	185,360	14,115,571
Acquisitions	453,187	4,033,212	–	59,800	202,885	4,749,084
Disposals	–	(596,214)	–	–	(25,044)	(621,258)
Acquisitions through business combinations	16,742	24,546	–	–	–	41,288
Exchange differences	4,907	(51,143)	–	–	(9,271)	(55,507)
Other	5,704	4,968	–	(38,511)	1,580	(26,259)
Balance at December 31, 2015	2,950,319	12,252,933	2,584,357	59,800	355,510	18,202,919
Accumulated depreciation and impairment
Balance at January 1, 2015	858,898	3,572,534	–	–	28,620	4,460,052
Disposals	–	(341,813)	–	–	–	(341,813)
Depreciation(1)	601,827	2,860,363	–	–	81,249	3,543,439
Exchange differences	4,831	(26,071)	–	–	(6,981)	(28,221)
Impairment(2)	11,715	42,692	–	–	–	54,407
Other	2,070	13,349	–	–	(1,114)	14,305
Balance at December 31, 2015	1,479,341	6,121,054	–	–	101,774	7,702,169
Carrying amounts
Balance at January 1, 2015	1,610,881	5,265,030	2,584,357	38,511	156,740	9,655,519
Balance at December 31, 2015	1,470,978	6,131,879	2,584,357	59,800	253,736	10,500,750
(1)
The balance includes depreciation expenses of 17,086 thousand yen attributable to the MixRadio segment, which was retrospectively classified as a discontinued operation for the year ended December 31, 2015. Refer to Note 23 Discontinued Operations for further details.

(2)
A full write-off of the MixRadio segment's property and equipment of 54,407 thousand yen was recognized as a result of the impairment test of the MixRadio segment for the year ended December 31, 2015. As a result of the subsequent abandonment on March 21, 2016, the impairment loss was recognized in the Consolidated Statements of Profit or Loss as "Profit/(loss) from discontinued operations, net of tax". Refer to Note 11 (1) Impairment and Note 23 Discontinued Operations for further details.

(2)	Changes in property and equipment for the year ended December 31, 2016 are as follows:

				(In thousands of yen)

	Furniture and fixtures	Equipment	Land(1)	Construction- in-progress	Others	Total
Acquisition cost
Balance at January 1, 2016	2,950,319	12,252,933	2,584,357	59,800	355,510	18,202,919
Acquisitions	1,144,035	4,012,191	–	179,017	400,612	5,735,855
Disposals	(73,685)	(665,150)	(2,584,357)	–	(12,730)	(3,335,922)
Deconsolidation of LINE BIZ Plus Ltd. (2)	–	(26,635)	–	–	(3,131)	(29,766)
Exchange differences	(3,197)	(44,184)	–	–	14,282	(33,099)
Other	(199,652)	175	–	(55,080)	–	(254,557)
Balance at December 31, 2016	3,817,820	15,529,330	–	183,737	754,543	20,285,430
Accumulated depreciation and impairment
Balance at January 1, 2016	1,479,341	6,121,054	–	–	101,774	7,702,169
Disposals	(56,694)	(471,024)	–	–	(5,477)	(533,195)
Depreciation	680,235	3,332,803	–	–	120,699	4,133,737
Deconsolidation of LINE BIZ Plus Ltd. (2)	–	(4,035)	–	–	(729)	(4,764)
Exchange differences	(3,197)	(12,535)	–	–	2,389	(13,343)
Other	(16,731)	(11,121)	–	–	–	(27,852)
Balance at December 31, 2016	2,082,954	8,955,142	–	–	218,656	11,256,752
Carrying amounts
Balance at January 1, 2016	1,470,978	6,131,879	2,584,357	59,800	253,736	10,500,750
Balance at December 31, 2016	1,734,866	6,574,188	–	183,737	535,887	9,028,678
(1)  On June 29, 2016, the Company sold its land in Fukuoka. Refer to Note 22 (1) Other Income and Expenses for more details.
(2)  Refer to Note 20 Supplemental Cash Flow Information for further details.

(3)	Contractual commitments for the acquisition of property and equipment:

(In thousands of yen)

December 31, 2015	December 31, 2016
199,090	1,464,200
The carrying amounts of property and equipment held under finance leases contracts were 1,329 thousand yen and nil as of December 31, 2015 and 2016, respectively. Additions during the year included nil in 2015 and 2016 of property and equipment under finance leases and installment payment contracts. The leased assets and assets under installment payment contracts are pledged as collateral for the related finance lease and installment payment liabilities.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

9.	Property and Equipment (continued)
(3)	Contractual commitments for the acquisition of property and equipment (continued):
Land in Fukuoka prefecture with a carrying amount of 2,584,357 thousand yen as of December 31, 2015 was subject to a first lien to secure one of the Group's bank loans. Such lien was released in the year ended December 31, 2015 and the land was sold on June 29, 2016. Refer to Note 22 (1) Other Income and Expenses for further details.
Construction-in-progress as of December 31, 2015 and 2016 was mainly related to capital expenditures for LINE Fukuoka Corp.'s new office building and for the building where the Company's new headquarter office will be located, respectively.
10.	Goodwill and Other Intangible Assets

(1)	Changes in goodwill and other intangible assets for the year ended December 31, 2015 are as follows:

					(In thousands of yen)

Item	Goodwill	Software(1)	Music rights	Customer relationships	Others	Total
Acquisition cost
Balance at January 1, 2015	2,450,892	384,584	–	–	53,252	2,888,728
External acquisition	–	321,502	–	–	764,465	1,085,967
Acquisition through a business combination(2)	3,425,653	863,429	543,292	108,658	163,726	5,104,758
Disposal	–	(23,817)	–	–	(35,000)	(58,817)
Exchange differences	(23,770)	(439)	(1,198)	(239)	(2,288)	(27,934)
Other	–	(1,345)	–	–	(10,427)	(11,772)
Balance at December 31, 2015	5,852,775	1,543,914	542,094	108,419	933,728	8,980,930
Accumulated amortization and impairment
Balance at January 1, 2015	40,337	200,925	–	–	12,908	254,170
Disposals	–	(23,744)	–	–	(30,960)	(54,704)
Amortization(3)	–	265,226	96,884	19,377	132,284	513,771
Impairment(4)	2,691,671	709,287	446,408	91,738	199,185	4,138,289
Exchange differences	–	56	(1,198)	(2,696)	(5,034)	(8,872)
Other	–	5,978	–	–	–	5,978
Balance at December 31, 2015	2,732,008	1,157,728	542,094	108,419	308,383	4,848,632
Carrying amounts
Balance at January 1, 2015	2,410,555	183,659	–	–	40,344	2,634,558
Balance at December 31, 2015	3,120,767	386,186	–	–	625,345	4,132,298
(1)	Software was mainly comprised of externally acquired software. The remaining useful life of software as of December 31, 2015 was three years.
(2)	The balances were mainly related to the Group's acquisition of MixRadio. Refer to Note 29 Business Combinations for further details.
(3)
The balance includes 307,349 thousand yen attributable to the MixRadio segment, which was retrospectively classified as a discontinued operation for the year ended December 31, 2015. Refer to Note 23 Discontinued Operations for further details.

(4)
As a result of the Group's annual goodwill impairment test, impairment losses of 2,691,671 thousand yen, 709,287 thousand yen, 446,408 thousand yen, 91,738 thousand yen and 126,225 thousand yen have been recognized for the full write-off of MixRadio segment's goodwill, software, music rights, customer relationships and other intangibles, respectively. As the MixRadio segment was subsequently abandoned on March 21, 2016, and was retrospectively classified as a discontinued operation for the year ended December 31, 2015, the impairment losses were recognized in the Consolidated Statements of Profit or Loss as "Profit/(loss) from discontinued operations, net of tax". Refer to Note 11 (1) Impairment and Note 23 Discontinued Operations for further details.

(2)	Changes in goodwill and other intangible assets for the year ended December 31, 2016 are as follows:

					(In thousands of yen)

Item	Goodwill	Software(1)	Music rights	Customer relationships	Others	Total
Acquisition cost
Balance at January 1, 2016	5,852,775	1,543,914	542,094	108,419	933,728	8,980,930
External acquisition	–	99,050	–	–	1,286,394	1,385,444
Acquisition through a business combination(2)	415,731	26,000	–	401,000	–	842,731
Deconsolidation of LINE BIZ Plus Ltd. (3)	(126,449)	–	–	–	–	(126,449)
Disposal	–	(9,325)	–	–	–	(9,325)
Exchange differences	(550,360)	(170,485)	(108,753)	(21,751)	(36,362)	(887,711)
Other	–	(2,334)	–	–	(174,476)	(176,810)
Balance at December 31, 2016	5,591,697	1,486,820	433,341	487,668	2,009,284	10,008,810
Accumulated amortization and impairment
Balance at January 1, 2016	2,732,008	1,157,728	542,094	108,419	308,383	4,848,632
Disposals	–	(8,068)	–	–	–	(8,068)
Amortization	–	152,790	–	125,224	687,829	965,843
Exchange differences	(539,991)	(169,409)	(108,753)	(21,750)	(30,581)	(870,484)
Other	–	(3,811)	–	–	(174,475)	(178,286)
Balance at December 31, 2016	2,192,017	1,129,230	433,341	211,893	791,156	4,757,637
Carrying amounts
Balance at January 1, 2016	3,120,767	386,186	–	–	625,345	4,132,298
Balance at December 31, 2016	3,399,680	357,590	–	275,775	1,218,128	5,251,173
(1)	Software was mainly comprised of externally acquired software. The remaining useful life of software as of December 31, 2016 was two years.
(2)	The balances were related to the Group's acquisition of M.T. Burn. Refer to Note 29 Business Combinations for further details.
(3)	Refer to Note 20 Supplemental Cash Flow Information for further details.
The carrying amounts of goodwill were 3,120,767 thousand yen and 3,399,680 thousand yen as of December 31, 2015 and 2016, respectively. The majority of the goodwill was recognized as a result of the acquisition of livedoor Co., Ltd. in 2010.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

10.	Goodwill and Other Intangible Assets (continued)

(3)
The research and development costs incurred for the year ended December 31, 2014 were related to the data management business, which was classified as discontinued operations on September 19, 2014. Refer to Note 23 Discontinued Operations for further details. No research and development costs were incurred for the years ended December 31, 2015 and 2016. Research and development costs included in the "Profit/(loss) from discontinued operations, net of tax" in the Consolidated Statements of Profit or Loss the years ended December 31, 2014, 2015 and 2016 are as follows:

(In thousands of yen)

2014	2015	2016
19,642	–	–

11.	Impairment
(1)	Impairment of Goodwill
Annual impairment testing for goodwill was performed as of October 1 for the years ended December 31, 2014, 2015 and 2016. Goodwill has been allocated to two CGUs for the year ended December 31, 2015 and one CGU for the years ended December 31, 2014 and 2016. For the years ended December 31, 2014, 2015 and 2016, the Group's CGUs were the Group's operating segments and also the reportable segments.
Carrying amount of goodwill allocated to each of the CGUs for impairment testing is as follows:

(In thousands of yen)

For the year ended December 31, 2014
LINE business and portal CGU	Total
2,410,555	2,410,555

LINE Corporation
Notes to Consolidated Financial Statements (continued)

11.	Impairment (continued)
(1)	Impairment of Goodwill (continued)

(In thousands of yen)

For the year ended December 31, 2015
LINE business and portal CGU	MixRadio CGU	Total
3,120,767	2,691,671	5,812,438

(In thousands of yen)

For the year ended December 31, 2016
LINE business and portal CGU	Total
3,399,680	3,399,680

The recoverable amounts of the CGUs have been determined based on a value in use calculation using cash flow projections for a period of up to five years from financial budgets approved by the Group's management. Cash flow projections take into account past experience and represent management's best estimates. The main assumptions used in the value in use calculation include the discount rate, terminal growth rate and expected future cash inflows. These assumptions can be subject to significant adjustments due to factors such as marketing budgets, IT spending of corporations, and competition from competitors. Cash flows beyond the planning periods were extrapolated using terminal growth rates.
To estimate the discount rate that reflects the time value of money and the risks specific to the CGUs, the Group has assumed a risk-free rate equal to one-month average market yields on 10-year Japanese government bonds at the date of performing the annual impairment test. The Group also incorporated risk premiums, such as a size premium and market risk premium, in the discount rate. The terminal growth rates are based on the long-term average inflation rates of the Group's main countries of operation, including Japan, Taiwan and Thailand, which takes into consideration external macroeconomic sources of data.
(a)	LINE business and portal CGU
The significant assumptions used in the value in use calculations are as follows:

	2014		2015		2016
CGU	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate
LINE business and portal CGU	14.4%	1.3%	14.7%	1.4%	11.7%	1.1%
No impairment losses were recognized for goodwill for the year ended December 31, 2014, 2015 and 2016, as a result of the annual impairment testing.
(b)	MixRadio CGU
The Group acquired MixRadio in the first quarter of 2015 in order to expand the range of services. Refer to Note 29 Business Combinations for further details.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

11.	Impairment (continued)
(1)	Impairment of Goodwill (continued)
(b)	MixRadio CGU (continued)

However, the music streaming industry grew increasingly competitive over the second half of 2015, mainly due to the expansion by major technology firms in the music space and to market consolidation by competitors with large user bases. This intensified competition led to significant increases in royalties from music labels and publishers, and increases in marketing costs related to user acquisition. These factors negatively impacted the long term profitability of the MixRadio CGU and the Group. As a result, in the fourth quarter of 2015, the Group changed its strategic decision and decided to focus on its core LINE business and portal segment, and planned on exiting the MixRadio business by either selling its operations or, if no buyer was identified, abandoning MixRadio operations in 2016.
As of December 31, 2015, as no potential buyer was identified, the Group considered the abandonment of the MixRadio business to be probable. Therefore, as the future cash flows are expected to be negative, goodwill allocated to MixRadio CGU of 2,691,671 thousand yen was fully impaired. Further, as a result of the subsequent abandonment on March 21, 2016, the MixRadio CGU was retrospectively classified as a "Profit/(loss) from discontinued operations, net of tax" in the Consolidated Statements of Profit or Loss. Refer to Note 23 Discontinued Operations for further details.
(2)	Sensitivity to Changes in Assumptions
For LINE business and portal CGU, in the opinion of the Group's management, the recoverable amount considerably exceedes the carrying amount of the CGU, and the outcomes of the impairment test are not sensitive to reasonably likely changes in any of the assumptions underlying the cash flow projections used for the impairment test or the discount rates in the periods presented for the CGU.
For the MixRadio CGU, due to the full impairment as described above, a sensitivity analysis has not been presented.
(3)	Impairment of Tangible Assets and Intangible Assets with Definite Useful Lives
For the years ended December 31, 2014 and 2016, no impairment losse were recognized for tangible assets and intangible assets with definite useful. For the year ended December 31, 2015, in connection with the MixRadio segment impairment as explained above, impairments of intangible assets with definite useful life in the amount of 1,373,658 thousand yen and property and equipment in the amount of 54,407 thousand yen were recognized. Refer to Note 9 Property and Equipment and Note 10 Goodwill and Other Intangible Assets for further details.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

12.	Provisions
Changes in provisions for the years ended December 31, 2015 and 2016 are as follows:
(In thousands of yen)
	Restoration obligations for operating lease properties	Promotional virtual credits reserve	Other	Total
At January 1, 2015	971,302	202,504	–	1,173,806
Arising during the year	249,900	224,775	278,643	753,318
Utilized	–	(136,937)	–	(136,937)
Unwinding of discount and changes in the discount rate	1,655	–	–	1,655
Exchange differences	(9,639)	–	–	(9,639)
At December 31, 2015	1,213,218	290,342	278,643	1,782,203
Arising during the year	617,590	489,506	197,788	1,304,884
Utilized	(338,562)	(160,998)	(42,735)	(542,295)
Reversal	(236,864)	(109,573)	(91,564)	(438,001)
Unwinding of discount and changes in the discount rate	646	–	–	646
Exchange differences	(19,396)	–	(1,134)	(20,530)
Other	(3,132)	–	–	(3,132)
At December 31, 2016	1,233,500	509,277	340,998	2,083,775

Restoration obligations for operating lease properties
The Group records provisions for restoration obligations related to its operating lease properties as the Group is required to restore these properties upon termination of the operating leases to the state specified in the rental agreements. The reversal mainly consisted of a change of 212,088 thousand yen in the estimated restoration obligations as the obligation related to the relocation of the Company's head office was finalized. The Company will relocate its head office from Shibuya to Shinjuku in 2017.
Promotional virtual credits reserve
For promotional and marketing purposes, virtual credits are given to end users free of charge. The Group records a provision for the licensing expense payable to the third-party platform partners upon redemption of free promotional virtual credits for virtual items by end users in the future.  The reversal mainly related to the expiration of certain virtual credits that were given to end users free of charge.
Other
Other mainly consisted of a provision for the losses expected to be incurred in relation to the existing rental agreements as a result of the scheduled headquarter relocation and a result of the foreclosure of LINE FRIENDS STORE in Sendai.

LINE Corporation
Notes to Consolidated Financial Statements (continued)
13.	Income Taxes
(1)	Current and deferred taxes related to each component of other comprehensive income for the years ended December 31, 2014, 2015 and 2016 are as follows:

	(In thousands of yen)

	2014			2015			2016
	Pretax	Tax	Post tax	Pretax	Tax	Post tax	Pretax	Tax	Post tax
Remeasurement of defined benefit plans	(654,768)	4,024	(650,744)	(1,722,112)	576,237	(1,145,875)	673,719	(208,952)	464,767
Foreign currency translation adjustments	533,750	–	533,750	(281,161)	14,462	(266,699)	(298,878)	(199,051)	(497,929)
Reclassification adjustments for foreign currency translation adjustments	–	–	–	–	–	–	50,318	–	50,318
Proportionate share of other comprehensive income of associates	18,545	–	18,545	15,642	(3,785)	11,857	3,509	(232)	3,277
Net change in fair value of available-for-sale financial assets	5,461,675	(1,708,938)	3,752,737	1,550,589	276,788	1,827,377	(2,019,225)	546,705	(1,472,520)
Reclassification adjustments for net change in fair value of available-for-sale financial assets	–	–	–	1,789,603	(577,343)	1,212,260	292,683	(92,079)	200,604
Total	5,359,202	(1,704,914)	3,654,288	1,352,561	286,359	1,638,920	(1,297,874)	46,391	(1,251,483)

Current and deferred taxes related to items directly charged or credited to equity are as follows:

(In thousands of yen)

2016
Current tax:
Share issuance costs related to initial public offering and exercise of stock options	(225,158)
Deferred tax:
Share issuance costs related to initial public offering	(45,823)
Total tax directly (credited) to equity	(270,981)

LINE Corporation
Notes to Consolidated Financial Statements (continued)
13.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities
The movements in deferred tax assets and deferred tax liabilities for the years ended December 31, 2015 and 2016 are as follows:

	(In thousands of yen)

	Beginning balance as of January 1, 2015	Amounts recorded under profit or loss	Amounts recognized under other comprehensive income	Other	Ending balance as of December 31, 2015
Deferred tax assets:
Tax losses	1,598	3,130,808	–	–	3,132,406
Depreciation	491,128	428,534	–	(21)	919,641
Advances received	1,677,378	1,289,656	–	–	2,967,034
Deferred revenue	1,233,983	1,116,164	–	–	2,350,147
Restoration obligations for operating lease properties	114,579	93,611	–	(60)	208,130
Accrued bonuses	254,458	360,353	–	(1,130)	613,681
Allowance for doubtful accounts	73,429	11,543	–	–	84,972
Other accrued expenses	309,326	111,804	–	(566)	420,564
Accrued enterprise taxes	550,423	(302,115)	–	–	248,308
Available-for-sale financial assets	–	559,412	–	(1,410)	558,002
Share-based compensation	156,475	562,749	–	–	719,224
Post-employment benefits	13,813	426,513	576,237	1,007	1,017,570
Tax effect on investments in subsidiaries and associates	–	3,955,868	10,677	–	3,966,545
Other	517,224	(58,202)	–	(33,148)	425,874
Total	5,393,814	11,686,698	586,914	(35,328)	17,632,098
Deferred tax liabilities:
Available-for-sale financial assets	(1,757,671)	(51,457)	(300,555)	2,246	(2,107,437)
Prepaid expenses	(400,138)	50,101	–	–	(350,037)
Other	(47,453)	(29,064)	–	–	(76,517)
Total	(2,205,262)	(30,420)	(300,555)	2,246	(2,533,991)

	(In thousands of yen)

	Beginning balance as of January 1, 2016	Amounts recorded under profit or loss	Amounts recognized under other comprehensive income	Other(1)	Ending balance as of December 31, 2016
Deferred tax assets:
Tax losses	3,132,406	(2,311,274)	–	89,069	910,201
Depreciation	919,641	848,741	–	148	1,768,530
Advances received	2,967,034	331,925	–	–	3,298,959
Deferred revenue	2,350,147	380,809	–	–	2,730,956
Restoration obligations for operating lease properties	208,130	(151,422)	–	465	57,173
Accrued bonuses	613,681	135,071	–	598	749,350
Allowance for doubtful accounts	84,972	494,788	–	–	579,760
Other accrued expenses	420,564	263,939	–	970	685,473
Accrued enterprise taxes	248,308	217,529	–	–	465,837
Available-for-sale financial assets	558,002	80,129	7,950	(2,159)	643,922
Share-based compensation	719,224	377,797	–	–	1,097,021
Post-employment benefits	1,017,570	416,609	(208,952)	59,918	1,285,145
Tax effect on investments in subsidiaries and associates	3,966,545	354,771	(199,283)	–	4,122,033
Other	425,874	487,902	–	35,627	949,403
Total	17,632,098	1,927,314	(400,285)	184,636	19,343,763
Deferred tax liabilities:
Available-for-sale financial assets	(2,107,437)	36,298	446,676	(2,588)	(1,627,051)
Prepaid expenses	(350,037)	(40,637)	–	45,823	(344,851)
Intangible assets	–	45,366	–	(148,639)	(103,273)
Other	(76,517)	34,360	–	(2,064)	(44,221)
Total	(2,533,991)	75,387	446,676	(107,468)	(2,119,396)
(1)
Movements in others are attributable mainly to the acquisition of M.T. Burn and to incremental costs directly attributable to the issuance of common shares, which were recognized as a deduction from equity.

The deferred tax assets and liabilities reconcile to the amounts presented in the Consolidated Statements of Financial Position as follows:

	(In thousands of yen)

	December 31, 2015	December 31, 2016
Total deferred tax assets	17,632,098	19,343,763
Adjustment to offset deferred tax assets and liabilities	(690,047)	(958,728)
Net deferred tax assets	16,942,051	18,385,035

LINE Corporation
Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)
(2)	Deferred Tax Assets and Deferred Tax Liabilities (continued)

	(In thousands of yen)

	December 31, 2015	December 31, 2016
Total deferred tax liabilities	(2,533,991)	(2,119,396)
Adjustment to offset deferred tax assets and liabilities	690,047	958,728
Net deferred tax liabilities	(1,843,944)	(1,160,668)
The Group offsets tax assets and liabilities if and only if it has a legally enforceable right to set off current tax assets and current tax liabilities and the deferred tax assets and deferred tax liabilities relate to income taxes levied by the same tax authority.
Below is a breakdown of the deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets were recognized:

	(In thousands of yen)

	December 31, 2015	December 31, 2016
Deductible temporary differences	26,543,789	20,591,300
Unused tax losses	14,679,106	18,433,908
Unused tax credits	210,495	–
Total	41,433,390	39,025,208
 Below is a breakdown of the unused tax losses by expiry date for which no deferred tax assets were recognized:

	(In thousands of yen)

	December 31, 2015	December 31, 2016
Less than one year	–	–
Between one year and five years	1,776,598	2,103,593
Five years and more	1,877,067	3,826,286
No expiration date	11,025,441	12,504,029
Total	14,679,106	18,433,908

LINE Corporation
Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)
(2)	Deferred Tax Assets and Deferred Tax Liabilities (continued)

Below is a breakdown of unused tax credits by expiry date for which no deferred tax assets were recognized:

	(In thousands of yen)

	December 31, 2015	December 31, 2016
Less than one year	–	–
Between one year and five years	210,495	–
Five years and more	–	–
No expiration date	–	–
Total	210,495	–
As of December 31, 2015 and 2016, the total amounts of taxable temporary differences relating to investments in subsidiaries and associates and joint ventures for which deferred tax liabilities are not recognized were 6,897,050 thousand yen and 6,190,404 thousand yen, respectively.
(3)	The components of income tax benefits/(expenses) for the years ended December 31, 2014, 2015 and 2016 are as follows:

	(In thousands of yen)

	2014	2015	2016
Current income tax:
Current income tax expenses(1)	(9,619,085)	(7,595,173)	(10,162,402)
Deferred tax:
Changes related to origination and reversal of temporary differences(2)	2,739,637	8,757,821	1,948,588
Changes in the tax rate(3)	(271,118)	(1,016,644)	(690,529)
Income tax benefits/(expenses)	(7,150,566)	146,004	(8,904,343)
(1)
Current income tax expenses include previously unrecognized tax benefits from tax loss carryforwards and deductible temporary differences. These benefits were nil, 1,800,969 thousand yen and 489,331 thousand yen for the years ended December 31, 2014, 2015 and 2016, respectively.

(2)
These balances represent the deferred tax benefit from the reversal of previously written-down deferred tax assets partially offset by write-downs of deferred tax assets. The Group had deferred tax benefits of nil, 5,698,746 thousand yen and 540,741 thousand yen for the years ended December 31, 2014, 2015 and 2016, respectively.

(3)
Amendments to the Japanese tax regulations were enacted into law on March 31, 2014, March 31, 2015 and March 29, 2016. As a result of these amendments, the statutory income tax rate has been reduced from 38.0% to approximately 35.6% and 33.5% effective from the year ended December 31, 2015 and 2016, respectively, and the statutory income tax rates are scheduled to be reduced to approximately 31.7% effective from the year ending December 31, 2017 and 31.5% effective from the year ending December 31, 2019. The Group measured deferred tax assets and deferred tax liabilities at the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(4)
The income tax expenses calculated by applying the statutory tax rates to the Group's profit or loss before tax differ from the actual tax expenses in the Consolidated Statements of Profit or Loss for the years ended December 31, 2014, 2015 and 2016 for the following reasons:

	(In thousands of yen)

	2014	2015	2016
Profit/(loss) before tax from continuing operations	6,262,807	(530,118)	17,989,866
Profit/(loss) before tax from discontinued operations	2,846,559	(11,503,098)	(2,726,310)
Accounting profit/(loss) before tax	9,109,366	(12,033,216)	15,263,556
Income tax (expenses)/benefits at a statutory rate of 33.5% (2014: 38.0% and 2015: 35.6%)	(3,462,470)	4,288,638	(5,119,397)
Permanent non-deductible items(1)	(811,952)	(3,386,033)	(2,703,478)
Assessment of the recoverability of deferred tax assets(2)	(2,369,159)	2,213,837	(751,868)
Effects of changes in tax rate	(271,118)	(1,016,644)	(690,529)
Differences in applicable tax rate of subsidiaries(3)	(1,463,557)	(2,217,781)	(80,930)
Decrease in temporary differences from business divestiture	(372,033)	–	–
Non-taxable income(4)	1,511,341	–	–
Tax effect on investment in subsidiaries and associates(5)	–	4,260,291	591,370
Gain on fair value measurement relating to the deconsolidation(6)	–	–	580,550
Others	133,658	(81,203)	14,581
Income tax (expenses)/benefits at an effective tax rate of 53.5% (2014: 78.0% and 2015: 33.7%)	(7,105,290)	4,061,105	(8,159,701)
Income tax (expenses)/benefits reported in the statements of profit or loss	(7,150,566)	146,004	(8,904,343)
Income tax benefits attributable to discontinued operations	45,276	3,915,101	744,642

	(7,105,290)	4,061,105	(8,159,701)
(1)
Permanent non-deductible items were mainly related to non-deductible share-based payment expenses, including share-based payment expenses incurred in connection with stock options granted to non-Japanese employees and directors.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)
(4)
The income tax expenses calculated by applying the statutory tax rates to the Group's profit or loss before tax differ from the actual tax expenses in the Consolidated Statements of Profit or Loss for the years ended December 31, 2013, 2014 and 2015 for the following reasons (continued):

(2)
For the year ended December 31, 2014, the amount was related to unrecognized deferred tax assets of 2,245,467 thousand yen and 123,692 thousand yen in connection with the pre-tax losses recorded by the Group's Korean subsidiaries and the Group's other subsidiaries, respectively, on a stand-alone basis.

For the year ended December 31, 2015, the amount was due to recognizing previously unrecognized deferred tax assets of 3,092,053 thousand yen and 2,434,188 thousand yen for tax loss carryforwards and deductible temporary differences, respectively, primarily for one of the Group's Korean subsidiaries on a stand-alone basis. Such impact was partially offset by unrecognized deferred tax assets of 2,368,483 thousand yen and 943,921 thousand yen in connection with the pre-tax losses recorded by MixRadio Limited and the Group's other subsidiaries, respectively, on a stand-alone basis.

For the year ended December 31, 2016, the amount was due to unrecognized deferred tax assets of 965,841 thousand yen, 361,218 thousand yen and 189,278 thousand yen in connection with the pre-tax losses recorded by the Group's Japanese subsidiaries, MixRadio Limited and the Group's other subsidiaries, respectively, on a stand-alone basis. Such impact was partially offset by recognizing previously unrecognized deferred tax assets of 222,287 thousand yen and 256,017 thousand yen for tax loss carryforwards and deductible temporary differences, respectively, primarily for the Group's Korean subsidiaries on a stand-alone basis.

(3)
The amounts were mainly related to the differences resulting from applying a lower statutory income tax rate of 22.0% for the Korean subsidiaries for the year ended December 31, 2014, and a lower statutory income tax rate of 20.0% for MixRadio Limited for the year ended December 31, 2015, versus applying the higher Japanese statutory rates (38.0% for 2014, 35.6% for 2015) for the respective fiscal years on pre-tax losses recorded by the Korean subsidiaries and MixRadio Limited. For the year ended December 31, 2016, the amount increased from previous year mainly due to pre-tax profits recorded by the Group's Korean subsidiaries. This increase was partially offset by the pre-tax loss recorded by MixRadio Limited.

(4)	The non-taxable income was related to dividend income received by the Group from one of its subsidiaries.
(5)
This tax effect is mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred losses during the year. This tax effect offsets MixRadio Limited's stand-alone tax impacts described in (2) and (3) above.

(6)	The amount was related to the re-measurement to fair value of the investment in LINE BIZ Plus Ltd retained by the Group. Refer to Note 20 Supplemental Cash Flow Information for further details.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

14.	Other Current Liabilities

Other current liabilities as of December 31, 2015 and 2016 mainly consist of consumption tax payables.

15.	Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Consolidated Statements of Financial Position and by category as defined in IAS39 Financial Instruments: Recognition and Measurement as of December 31, 2015 and 2016 are as follows:

The fair value is not disclosed for those financial instruments which are not measured at fair value in the Consolidated Statements of Financial Position, and whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature. Refer to Note 26 Fair Value Measurements for more details on the fair value information of the financial instruments whose fair value is disclosed in this footnote.

		(In thousands of yen)

	December 31, 2015		December 31, 2016
Items	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Loans and receivables	27,248,497		28,166,787
Other financial assets, current
Loans and receivables
Time deposits	314,194		764,046
Corporate bonds and other debt instruments	–		4,011,556
Available-for-sale financial assets	–	–	1,000,000	1,000,000
Office security deposits	–		1,169,683
Other	27,209		6,776
Total	341,403		6,952,061
Other financial assets, non-current
Held-to-maturity investments(1)	280,490	294,595	280,413	293,852
Loans and receivables
Time deposits	–	–	10,000,000	10,000,000
Corporate bonds and other debt instruments	–	–	2,631,817	2,631,817
Guarantee deposits(1)	2,531,620		3,446,640
Office security deposits	3,832,993	3,661,179	4,857,958	4,738,514
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock	871,309	871,309	324,876	324,876
Available-for-sale financial assets(2)	15,863,543	15,863,543	14,141,322	14,141,322
Other	86,965		32,436
Total	23,466,920		35,715,462

LINE Corporation
Notes to Consolidated Financial Statements (continued)

15.	Financial Assets and Financial Liabilities (continued)

		(In thousands of yen)

	December 31, 2015		December 31, 2016
Items	Book value	Fair value	Book value	Fair value
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	22,983,242		21,531,817
Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	935,041		2,571,804
Short-term borrowings(3)	42,464,553		21,925,000
Corporate bonds(4)	510,000		–
Others	23,618		–
Total	43,933,212		24,496,804
Other financial liabilities non-current
Financial liabilities measured at amortized cost
Office security deposits received under sublease agreement	7,502	7,502	–	–
Others	782		–
Total	8,284		–
(1)
The Japanese Payment Services Act requires non-banking entities that engage in business activities involving advance payments from end users using virtual credits to secure a certain amount of money equal to or more than one half of the unused balance of virtual credits purchased by the end users as of the most recent base date set on March 31 and September 30 of each year, either by depositing or entrusting a cash reserve or government bonds with the Legal Affairs Bureau, or by concluding a guarantee contract with a financial institution. If deposits are made, they are recorded as guarantee deposits. If guarantee contracts are entered into, guarantee fees equal to the contractual amount times a guarantee fee rate are incurred. In accordance with the Japanese Payment Services Act, the Group had deposited cash of 2,530,200 thousand yen and 3,445,200 thousand yen as of December 31, 2015 and 2016, respectively. The Group also had deposited investments in Japanese government bonds of 280,490 thousand yen and 280,413 thousand yen as of December 31, 2015 and 2016, respectively, which the Group intends to hold until maturity for this purpose. In addition, the Group had credit guarantee contracts with banks for 2,000,000 thousand yen with a guarantee fee rate of 0.2% and for 10,100,000 thousand yen with a weighted average guarantee fee rate of 0.1% as of December 31, 2015 and 2016, respectively, to comply with the Japanese Payment Services Act.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

15.	Financial Assets and Financial Liabilities (continued)

(2)	Impairment losses of 1,789,603 thousand yen and 292,683 thousand yen were recognized for available-for-sale financial assets for the year ended December 31, 2015 and 2016, respectively.
(3)	The weighted average interest rate of the remaining outstanding short-term borrowings as of December 31, 2015 and 2016 was 0.2% and 0.1%, respectively.
(4)
The Company issued unsecured corporate bonds on August 30, 2013 with an aggregate principal amount of 1,500,000 thousand yen due August 31, 2016, at a variable interest rate which was indexed to 6-month TIBOR. Interest and principal are payable semi-annually. All of the corporate bonds were repaid during the year ended December 31, 2016.

16.	Employment Benefits
The Group offers its employees in Korea, Taiwan and Thailand defined benefit plans. The specific features of these plans vary depending on the applicable laws and regulations in each country where the employees work. The majority of the Group's defined benefit obligation represents the defined benefit plans (unfunded) for employees of LINE Plus, LINE PLAY Corporation, LINE Biz Plus Corporation and LINE Friends Corporation, which are located in Korea. The feature of the defined benefit plans in Korea is described below.
The legal and regulatory framework for the plans is based on the applicable Korean Employee Retirement Benefit Security Act ("ERBSA"). Post-employment defined benefit plan provides lump sum payments to the eligible employees. Directors and current employees of LINE Plus, LINE PLAY Corporation, LINE Biz Plus Corporation and LINE Friends Corporation with a service period of over one year are eligible for such post-employment defined benefits, which are calculated based on a final average pay formula.
Furthermore, the plans expose the Group to actuarial risks, such as interest rate risk, salary increase risk, and longevity risk. Interest rate risk refers to the risk of fluctuation of bond yields. A decrease in the bond yields will increase the defined benefit obligations liability. The salary increase risk refers to the risk that an increase in future salary will increase the defined benefit obligations liability. Longevity risk refers to the risk that an increase in life expectancy of the plan participants will increase the defined benefit obligations liability. The defined benefit plans have no related plan assets and, therefore, no risk from plan assets is expected.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

16.	Employment Benefits (continued)

(1)	Liabilities for defined benefit obligations as of December 31, 2015 and 2016 are as follows:

	(In thousands of yen)

	December 31, 2015	December 31, 2016
Present value of defined benefit obligations	5,495,416	6,203,933
Liabilities for post-employment benefits	5,495,416	6,203,933
(2)
Expenses related to defined benefit plans are recognized in the Consolidated Statements of Profit or Loss as operating expenses for the years ended December 31, 2014, 2015 and 2016 are comprised of the following:

	(In thousands of yen)

	2014	2015	2016
Current service costs	359,851	1,025,187	1,619,687
Interest costs	51,660	81,124	126,892
Total	411,511	1,106,311	1,746,579
(3)	Movements in the present value of the defined benefit obligations for the years ended December 31, 2015 and 2016 are as follows:

	(In thousands of yen)

	2015	2016
Defined benefit obligations at the beginning of year	2,921,467	5,495,416
Current service costs	1,025,187	1,619,687
Interest costs	81,124	126,892
Remeasurement losses/(gains):
Actuarial losses arising from changes in demographic assumptions(1)	496	7,742,401
Actuarial losses/(gains) arising from changes in financial assumptions(2)	1,042,820	(8,313,598)
Experience adjustments(3)	678,797	(102,522)
Payments from the plan	(112,180)	(174,023)
Net transfer(4)	161,862	48,810
Exchange differences on translation of foreign operations	(304,157)	(239,130)
Defined benefit obligations at the end of year	5,495,416	6,203,933

(1)	In 2016, actuarial losses arising from changes in demographic assumptions resulted mainly from a decrease in estimated termination rates. This decrease primarily related to the fact that, during the year, the increase in the number of employees having left entities that offer defined benefit plans was lower than the increase in the number of employees that are subject to defined benefit plans.
(2)	In 2016, actuarial gains arising from changes in financial assumptions resulted mainly from an increase in the discount rate and a decrease in the period end weighted average salary increase rate at year end 2016, as compared to corresponding rates at year end in 2015. The increase in the discount rate primarily related to the fact that the estimated duration, which is used to calculate the retirement benefit obligation, increased due to the decrease in estimated termination rates described above. The decrease in the weighted average salary increase rate primarily related to the fact that the salary increase rates for the current year and the estimated future inflation rate decreased.
(3)	Experience adjustments represent the impact on the liabilities of differences between actual experiences during the year compared with the previous actuarial assumptions.
(4)
Net transfer primarily represents the transfer of defined benefit obligations associated with employees of NAVER or other NAVER group companies joining LINE Plus, LINE PLAY Corporation, LINE Biz Plus Corporation and LINE Friends Corporation.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

16.	Employment Benefits (continued)

(4)
Significant judgment is required when selecting key assumptions for measuring defined benefit expenses for a period and the defined benefit obligation at the period end for each defined benefit plan. The principal actuarial assumptions used include discount rates and salary increase rates.

The Group determined the discount rate based on market returns of high-quality corporate bonds consistent with the currencies and estimated payment terms corresponding to the defined benefit obligations as of the reporting date in order to calculate the present value of the defined benefit obligations. Estimated future salary increases are based on historical salary increases and expected future inflation rates.

	December 31, 2014	December 31, 2015	December 31, 2016
Discount rate	3.0%	2.6%	3.4%
Weighted average of salary increase	9.9%-11.9%	9.5%-14.4%	8.6%-11.3%
(5)
Economic factors and conditions often affect multiple assumptions simultaneously; as such, the effects of changes in key assumptions are not necessarily linear. The following sensitivity analysis illustrates the impact of changes in certain significant actuarial assumptions, leaving all other assumptions constant, as of December 31, 2015 and 2016:

	(In thousands of yen)

	Impact on the defined benefit obligation
Assumptions and sensitivity level	December 31, 2015	December 31, 2016
Discount rate
100 basis point increase	(520,348)	(842,106)
100 basis point decrease	615,235	1,039,514
Salary increase rate
100 basis point increase	545,676	971,680
100 basis point decrease	(477,460)	(810,072)

(6)	The average duration of the defined benefit plan obligations as of December 31, 2016 was 15.2 years.
The following table shows estimated future benefit payments within ten years from December 31, 2016. Actual payments may differ from those shown because of uncertain future events.

Years	(In thousands of yen)
2017	170,618
2018	227,357
2019	283,175
2020	342,530
2021	405,777
2022–2026	3,165,309

17.	Leases—Group as Lessee
Finance leases—Group as lessee
The net carrying amount of assets held under finance leases at December 31, 2015 and 2016 are as follows:

	(In thousands of yen)

	December 31, 2015	December 31, 2016
Equipment	1,329	-

LINE Corporation
Notes to Consolidated Financial Statements (continued)

17.	Leases—Group as Lessee (continued)

The Group had entered into finance lease transactions for various items of equipment. These leases had terms of renewal, but no purchase options or escalation clauses. Renewals were at the option of the specific entity that holds the lease. Future minimum lease payments under finance leases contracts together with the present value of the net minimum lease payments are as follows:

	(In thousands of yen)

	December 31, 2015	December 31, 2016
Within one year
Minimum payments	758	–
Less amounts representing finance charges	(1)	–
Present value of minimum lease payments	757	–
After one year but not more than five years
Minimum payments	759	–
Less amounts representing finance charges	(4)	–
Present value of minimum lease payments	755	–
Total
Minimum payments	1,517	–
Less amounts representing finance charges	(5)	–
Present value of minimum lease payments	1,512	–
Operating lease commitments—Group as lessee
The Group has entered into commercial lease agreements for certain office space and stores. The significant leases have lives of between three and five years with renewal option included in the contracts. There are no restrictions placed upon the Group by entering into these leases.
Future minimum rentals payable under non-cancelable operating leases are as follows:

	(In thousands of yen)

	December 31, 2015	December 31, 2016
Within one year	2,848,114	3,944,961
After one year but not more than five years	2,663,140	12,100,537
	5,511,254	16,045,498
Of the operating lease expenses of 1,418,802 thousand yen for the year ended December 31, 2014, 889,147 thousand yen was attributable to minimum lease payment expenses, and the remaining 529,655 thousand yen was related to the variable lease payment expenses.
Of the operating lease expenses of 2,840,428 thousand yen for the year ended December 31, 2015, 1,891,328 thousand yen was attributable to minimum lease payment expenses, and the remaining 949,100 thousand yen was related to the variable lease payment expenses.
Of the operating lease expenses of 4,580,318 thousand yen for the year ended December 31, 2016, 3,309,393 thousand yen was attributable to minimum lease payment expenses, and the remaining 1,270,925 thousand yen was related to the variable lease payment expenses.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

18.	Leases—Group as Lessor
Operating leases—Group as lessor
The Group has entered into cancelable lease contracts related to servers, data storage, network equipment, PCs and software with third parties.
In 2014, 2015 and 2016, the Group subleased part of its head office to a third party. There was no minimum payment requirement in the sublease arrangement, and sublease income was based on the actual square footage occupied by the third party. The Group recognized sublease income of 469,267 thousand yen, 51,484 thousand yen and 53,672 thousand yen for the years ended December 31, 2014, 2015 and 2016, respectively.
19.	Issued Capital and Reserves
The movements in issued capital and reserves for the years ended December 31, 2014, 2015 and 2016 are as follows:
(1)	Authorized shares and shares issued
The movements of authorized shares and shares issued for the years ended December 31, 2014, 2015 and 2016 are as follows:

	Authorized shares (Share capital with no-par value)(1)	Shares issued (Share capital with no-par value)(1)		Share capital (thousands of yen)
		Common Shares	Class A shares
January 1, 2014	400,000,000	174,992,000	–	12,596,198
Changes during the year	–	–	–	–
December 31, 2014	400,000,000	174,992,000	–	12,596,198
Conversion of common shares to class A shares(2)	290,000,000	(174,992,000)	174,992,000	–
December 31, 2015	690,000,000	–	174,992,000	12,596,198
Conversion of class A shares to common shares(3)	–	174,992,000	(174,992,000)	–
Initial public offering(4)	–	40,250,000	–	63,423,938
Exercise of stock options(5)	–	2,533,500	–	1,835,549
December 31, 2016	690,000,000	217,775,500	–	77,855,685

(1)
On July 28, 2014, the Company's board of directors approved a five-hundred-for-one forward stock split of the Company's common shares, effective July 28, 2014 (the "2014 Stock Split"). As a result of the stock split, the number of shares issued increased by 174,642,016 from 349,984 to 174,992,000. All references in the financial statements to the number of shares outstanding, per share amounts and stock option data of the Company have been adjusted to reflect the effect of the 2014 Stock Split for all periods presented.

(2)
Through the amendment of its articles of incorporation on June 15, 2015, the Company introduced a dual class structure of common shares and class A shares. Under the dual class structure, each common share has one vote per unit of 100 shares, and each class A share has one vote per unit of 10 shares, while both classes of shares have the same rights to share in profit, distribution of retained earnings and residual assets. As part of the amendment, the total number of authorized shares was increased to 690,000,000, of which up to 190,872,500 shares may be issued as class A shares.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

19.	Issued Capital and Reserves (continued)
(1)	Authorized shares and shares issued (continued)

Additionally, the Company converted all outstanding shares held by NAVER into class A shares. Class A shares are mandatorily converted to common shares on a one-to-one basis upon passage of time or occurrence of certain events as specified in the articles of incorporation.
(3)	Through an amendment of its article of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of shares.
(4)
The Company issued 35,000,000 shares of common shares through the initial public offering of new shares on July 14, 2016. Additionally, on August 16, 2016, Nomura Securities Co., Ltd. and Morgan Stanley & Co. LLC. exercised their options to purchase 5,250,000 additional common shares in an allotment of new shares. As of December 31, 2016, there were no outstanding over-allotment options granted to underwriters.

(5)	Refer to Note 27 Share-Based Payments for further details.

(2)	Share premium and retained earnings
Share premium
The movements in share premium for the years ended December 31, 2014, 2015 and 2016 are as follows:

	(In thousands of yen)

	Share-based payments (5)	Common control business combinations	Others(6)	Share premium total
January 1, 2014	835,589	426,958	3,716,025	4,978,572
Distributions to the shareholder(1)	–	–	(36,842)	(36,842)
Share-based payments	2,974,692	–	–	2,974,692
Acquisition of LINE Vietnam by the Group(2)	–	(133,329)	–	(133,329)
Other	–	–	(11,434)	(11,434)
December 31, 2014	3,810,281	293,629	3,667,749	7,771,659
Share-based payments	11,212,630	–	–	11,212,630
Change in ownership interest in a subsidiary without losing control	–	–	(1,513)	(1,513)
December 31, 2015	15,022,911	293,629	3,666,236	18,982,776
Share-based payments	9,520,395	–	–	9,520,395
Forfeiture of stock options	(59,869)	–	–	(59,869)
Exercise of stock options	(2,548,327)	–	2,460,085	(88,242)
Initial public offering(3)	–	–	63,423,938	63,423,938
Cost related to initial public offering(4)	–	–	(570,529)	(570,529)
December 31, 2016	21,935,110	293,629	68,979,730	91,208,469

LINE Corporation
Notes to Consolidated Financial Statements (continued)

19.	Issued Capital and Reserves (continued)
(2)	Share premium and retained earnings (continued)
Share premium (continued)

(1)
LINE Biz Plus Corporation was established by LINE Plus in 2014. Certain NAVER employees, along with their associated post-employment defined benefit obligations at the time of transfer, were transferred to LINE Biz Plus Corporation. There was a difference between the total defined benefit obligations assumed by the Group and the cash proceeds received from NAVER. Such difference of 36,842 thousand yen was accounted for as a deemed distribution to the shareholder and charged to share premium.

(2)	The decrease in share premium was attributable to the acquisition of LINE Vietnam from NAVER by the Group in 2014.

(3)
The Company issued 35,000,000 common shares through the initial public offering of new shares on July 14, 2016. Additionally, on August 16, 2016, Nomura Securities Co., Ltd. and Morgan Stanley & Co. LLC. exercised their options to purchase 5,250,000 additional shares of common stock in an allotment of new shares. As of December 31, 2016, there were no outstanding allotment options granted to underwriters.

(4)
Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects, in accordance with IAS 32 Financial instruments: Presentation. Refer to Note 13 (1) Income Taxes for further details on these tax effects.

(5)
Through the amendment of its articles of incorporation on June 15, 2015, the Company amended the terms applicable to a portion of two tranches of stock options, which are the acquisition rights for common shares (the "Common Stock Options"). As a result of the amendment, 24,724 Common Stock Options originally granted on December 17, 2012 and 6,949 Common Stock Options originally granted on February 4, 2015 were converted to the acquisition rights for class A shares (the "Class A Stock Options"), with the holders of such options entitled to acquire 500 class A shares upon exercise of each stock option. Refer to Note 27 Share-Based Payments for further details.

Through an amendment of its article of incorporation effective as of March 31, 2016, the Company amended the terms applicable to stock options from class A shares to common shares.

(6)	Resulted mainly from capital reserve requirements under the Companies Act of Japan.

Under the Companies Act of Japan, at least 50% of the proceeds of certain issuances of share capital shall be credited to share capital. The remaining proceeds shall be credited to share premium. The Companies Act permits, upon approval at the general meeting of shareholders, the transfer of amounts from share premium to share capital.

Retained earnings

The Companies Act of Japan requires that an amount equal to at least 10% of dividends from surplus, as defined under the Companies Act, shall be appropriated as capital reserve (part of share premium) or appropriated for legal earnings reserve (part of retained earnings) until the aggregate amount of capital reserve and legal earnings reserve is equal to 25% of share capital. The legal earnings reserve may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval at the general meeting of shareholders. The Company has not declared or paid cash dividends to date, and therefore no legal earnings reserves have been recorded as of December 31, 2015 and 2016.

LINE Corporation
Notes to Consolidated Financial Statements (continued)
20.	Supplemental Cash Flow Information

Transfer of Post-Employment Defined Benefit Obligations
LINE Biz Plus Corporation was established by the Group in 2014. Certain NAVER employees, along with their associated post-employment defined benefit obligations at the time of transfer, were transferred to LINE Biz Plus Corporation. There was a difference between the total defined benefit obligations assumed by the Group and the cash proceeds received from NAVER. Such difference of 36,842 thousand yen was of a non-cash nature.

Divestiture of Data Management Business
The Company's board of directors approved a plan to dispose its data management business in September 2014. The assets and liabilities of the data management business, gain on divestiture of business and subsidiary, and cash consideration received in connection with such sale are presented below. Refer to Note 3 (1) Significant Accounting Policies and Note 23 Discontinued Operations for more details.

(In thousands of yen)
Cash and cash equivalents	1,633,156
Other current assets	831,678
Non-current assets	1,820,138
Current liabilities	(3,614,222)
Non-current liabilities	(102,877)
Gain on divestiture of business and subsidiary	2,455,959
Total consideration received in cash	3,023,832
Net increase in cash and cash equivalents due to the divestiture of the data management business and subsidiary(1)	1,390,676
(1)	This amount is included in "Proceeds from divestitures of business and related entities" in the Company's Consolidated Statements of Cash Flows.

Deconsolidation of LINE BIZ Plus Ltd.

On April 25, 2016, an issuance of new shares to BSS Holdings group, a provider of smart cards for mass transit systems and offline e-payment at retail stores in Thailand, resulted in a decrease of the Group's ownership of LINE BIZ Plus Ltd. (subsequently renamed to RABBIT LINE PAY COMPANY LIMITED) from 100.0% to 50.0%. LINE BIZ Plus Ltd. was accounted for as a joint venture under the equity method because the Group had joint control of the entity under the shareholders agreement. The assets, liabilities and other items of LINE BIZ Plus Ltd. transferred in connection with the deconsolidation were as follows:

(In thousands of yen)
Cash and cash equivalents(*)	481,610
Other current assets	18,636
Non-current assets	27,852
Current liabilities	(70,936)
Non-current liabilities	(4,220)
Goodwill	149,660
Non-controlling interests	9
Exchange differences on translation of foreign operations	50,318
Total	652,929
(*)	This amount is included in "Cash disposed on loss of control of subsidiary" in the Group's Consolidated Statements of Cash Flows.

As of the transaction date, the re-measurement to fair value of the investment retained by the Group in LINE BIZ Plus Ltd. amounted to 2,383,846 thousand yen and was based on the issuance of new shares for 750 million Baht. As a result, the Group recognized a gain of 1,730,917 thousand yen, which was recognized in the Consolidated Statements of Profit or Loss as "Other operating income".
Divestiture of Bonsai Garage Corporation
On February 29, 2016, the Company sold all of its shares of Bonsai Garage Corporation to a third party. The assets and liabilities of the Bonsai Garage Corporation, gain on divesture of the subsidiary, and cash consideration received in connection with such sales are presented below:

(In thousands of yen)
Cash and cash equivalents	3,123
Other current assets	10,218
Current liabilities	(34,302)
Gain on divestiture of business and subsidiary	20,963
Total consideration received in cash	2
Net decrease in cash and cash equivalents due to the divestiture of Bonsai Garage Corporation(*)	(3,121)
(*)       This amount is included in "Cash disposed on loss of control of subsidiary" in the Company's Consolidated Statements of Cash Flows.
Proceeds from/(repayments of) short-term borrowings
"Proceeds from/(repayments of) short-term borrowings, net" in the Company's Consolidated Statements of Cash Flows consists of  20,650,000 thousand yen of proceeds and 4,902,477 thousand yen of repayments for the year ended December 31, 2014, 21,000,000 thousand yen of proceeds and 1,192,267 thousand yen of repayments for the year ended December 31, 2015, and 22,080,200 thousand yen of proceeds and 42,832,583 thousand yen of repayments for the year ended December 31, 2016.

21.	Revenues
Revenues were derived from the rendering of services, the sale of goods and royalties.
Revenues by category for the year ended December 31, 2014, 2015 and 2016 are as follows:

	(In thousands of yen)

	2014	2015	2016
Sale of goods	1,323,192	4,250,086	8,056,403
Rendering of services	85,043,077	115,515,009	131,201,444
Royalties	–	640,436	1,446,461
Total	86,366,269	120,405,531	140,704,308

22.	Other Income and Expenses
(1)	Other operating income for the years ended December 31, 2014, 2015 and 2016 is as follows:

	(In thousands of yen)

	2014	2015	2016
Virtual credits breakage income	238,480	346,535	1,490,736
Gain on fair value measurement relating to the deconsolidation of LINE BIZ Plus Ltd.(1)	–	–	1,730,917
Gain on sale of land(2)	–	–	2,460,935
Others	57,421	127,828	209,490
Total	295,901	474,363	5,892,078

(1) Refer to Note 20 Supplemental Cash Flow Information for further details.
(2) On June 29, 2016, the Company sold land in Fukuoka prefecture with a carrying amount of 2,584,357 thousand yen to Kyushu Railway Company. The sale price was 5,050,000 thousand yen and the Group recognized a gain on the sale of 2,460,935 thousand yen.

(2)	Other operating expenses for the years ended December 31, 2014, 2015 and 2016 are as follows:

	(In thousands of yen)

	2014	2015	2016
Rent	1,431,397	2,301,692	3,528,791
Travel	1,419,270	1,851,145	1,736,642
Supplies	726,664	722,938	1,154,247
Taxes and dues	235,716	249,760	800,523
Professional fees	1,652,188	2,256,063	2,030,263
Cost of goods	874,704	3,209,027	3,519,626
Training	483,664	823,412	1,005,787
Others(1)	1,731,312	3,017,358	4,601,820
Total	8,554,915	14,431,395	18,377,699

(1) The amount consists of office management fees and other miscellaneous expenses.

(3)	Other non-operating income for the years ended December 31, 2014, 2015 and 2016 is as follows:

	(In thousands of yen)

	2014	2015	2016
Gain on financial assets at fair value through profit or loss	–	110,507	–
Dividend income	–	46,516	3,647
Others	–	–	5,089
Total	–	157,023	8,736
(4)	Other non-operating expenses for the years ended December 31, 2014, 2015 and 2016 are as follows:

	(In thousands of yen)

	2014	2015	2016
Loss on financial assets at fair value through profit or loss	–	–	656,109
Loss on impairment of available-for-sale financial assets	–	1,789,603	292,683
Loss from derivatives	–	61,702	59,571
Others	–	36,132	53,550
Total	–	1,887,437	1,061,913

23.	Discontinued Operations
On September 19, 2014, the Company's board of directors approved a plan to dispose of its data management business. The operations of the data management business were classified as discontinued operations on September 19, 2014, and the disposition was completed through a sale to a subsidiary of NHN Entertainment Corporation on September 30, 2014. NHN Entertainment Corporation was spun off by NAVER in August 2013. NAVER held a 9.54% interest in NHN Entertainment Corporation, which NAVER disposed on September 30, 2014. As of September 30, 2014, NAVER had no remaining interest in NHN Entertainment Corporation. As a result, the data management business was retrospectively classified as part of the discontinued operations in the Consolidated Statements of Profit or Loss for the years ended December 31, 2014. Refer to Note 3 (1) Significant Accounting Policies for more details.
The Group acquired MixRadio business on March 16, 2015. However, the Group changed its strategic decision and decided to focus on its core LINE business and portal segment. On February 12, 2016, the board of directors approved the abandonment of the MixRadio segment. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect. As a result, the MixRadio business was retrospectively presented as a discontinued operation in the Consolidated Statements of Profit or Loss. Also refer to Note 11 (1), (3) Impairment for further details on impairment losses incurred attributable to the MixRadio segment.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

23.	Discontinued Operations (continued)

The aggregated results of the discontinued operations for the years ended December 31, 2014, 2015 and 2016 are presented below.

	(In thousands of yen)

	2014	2015	2016
Revenues	3,476,856	264,306	443,754
Other income	607	–	8,711
Expenses(1)	(3,086,863)	(11,767,404)	(3,178,775)
Gain on the disposal of the discontinued operations(2)	2,455,959	–	–
Profit/(loss) before tax from discontinued operations	2,846,559	(11,503,098)	(2,726,310)
Income tax expenses on ordinary activities	(216,418)	–	–
Income tax benefits on distribution and disposal(2)(3)	261,694	3,915,101	744,642
Profit/(loss) for the year from discontinued operations (attributable to the shareholders of the Company)	2,891,835	(7,587,997)	(1,981,668)
(1)
The expenses for the year ended December 31, 2015 include impairment losses incurred attributable to the MixRadio segment. Refer to Note 11 (1), (3) Impairment for further details. The expenses for the year ended December 31, 2016 include employee termination benefits of 1,164,758 thousand yen and office lease termination fees of 125,786 thousand yen, both incurred in connection with the abandonment of MixRadio on March 21, 2016.

(2)
The Group recognized a gain of 2,455,959 thousand yen on the disposal of the data management business for financial accounting purposes on a consolidated basis. However, for income tax purposes, the Group recognized a loss on the disposal of the data management business, based on the book value of its investment in the data management subsidiaries on a stand-alone basis. Accordingly, the Group recorded 261,694 thousand yen of income tax benefits on the loss on sale for the year ended December 31, 2014.

(3)
The income tax benefits of 3,915,101 thousand yen and 744,642 thousand yen are mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred losses during the years.

The aggregated cash flow information of the discontinued operations for the years ended December 31, 2014, 2015 and 2016, are presented below.

	(In thousands of yen)

	2014	2015	2016
Operating	384,183	(6,457,229)	(4,653,964)
Investing	1,034,244	(2,426,395)	21,747
Financing	2,300,000	–	–
Net cash inflow/(outflow)	3,718,427	(8,883,624)	(4,632,217)

LINE Corporation
Notes to Consolidated Financial Statements (continued)

24.	Earnings per Share
The profit or loss for the year and the weighted average number of shares used in the calculation of earnings per share are as follows:

(In thousands of yen, except number of shares)

	2014	2015	2016
Profit for the year attributable to the shareholders of the Company from continuing operations	1,315,154	6,196	8,744,425
Profit/(loss) for the year attributable to the shareholders of the Company from discontinued operations	2,891,835	(7,587,997)	(1,981,668)

Total (loss)/profit for the year attributable to the shareholders of the Company for basic earnings and diluted earnings per share	4,206,989	(7,581,801)	6,762,757

Weighted average number of common and class A shares for basic earnings per share(1)	174,992,000	174,992,000	194,083,995
Effect of dilution:
Stock options	15,032,846	18,805,566	20,790,013

Weighted average number of total common and class A shares adjusted for the effect of dilution(1)	190,024,846	193,797,566	214,874,008

(1)
Through the amendment of its articles of incorporation on June 15, 2015, the Company introduced a dual class structure of common shares and class A shares and converted all outstanding common shares into class A shares; therefore, the weighted average number of shares for the year ended December 31, 2015 includes the average number of common shares and class A shares for the year ended December 31, 2015. Additionally, through an amendment of its article of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of commons shares and class A shares and converted all class A shares into common shares.

As a result of the 2014 Stock Split, all historical per share data shown above reflects the application of the 2014 Stock Split. See Note 19 Issued Capital and Reserves for further details.
In calculating diluted earnings per share, stock options outstanding are taken into account where their impact is dilutive. Outstanding stock options as of December 31, 2014, which were equivalent to 348,500 common shares upon exercise were excluded from the calculation of the total diluted number of common shares for the year ended December 31, 2014, as their impact is antidilutive.
Outstanding stock options, which were equivalent to 9,848,000 common shares and 15,836,500 class A shares upon exercise as of December 31, 2015, and to 22,911,500 common shares upon exercise as of December 31, 2016, had a dilutive impact on profit per share from continuing operations. These outstanding stock options were included, respectively, in the calculation of the effect of dilution for the year ended December 31, 2015 and 2016. For the year ended December 31, 2015, diluted loss per share attributable to the shareholder of the Company is lower than basic loss per share attributable to the shareholders of the Company because of the effect of losses from the discontinued operations.
As described in Note 34 Subsequent Events, at the annual general meeting of shareholders held on March 30, 2017, and in compliance with Articles 236, 238 and 239 of the Companies Act, the Company resolved to issue stock options (warrants) to directors of the Company and to authorize the board of directors to determine the subscription requirements.
25.	Financial Risk Management
The Group has exposure to the following risks from its use of financial instruments:
–	Credit risk
–	Liquidity risk
–	Market risk

LINE Corporation
Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

This note presents information about the Group's exposure to each of the above risks, the Group's objectives, policies and processes for measuring and managing risk, and the Group's management of capital. Further quantitative disclosures are included throughout the Group's consolidated financial statements.
(1)	Risk Management Framework
The Group limits its fund management to highly liquid and low risk investments, such as time deposits and other debt instruments. The Group raises funds mainly through the issuance of corporate bonds, and borrowings from financial institutions, including banks, with high credit ratings. The Group may enter into foreign exchange forward contracts to hedge foreign exchange risk. The Group does not enter into any financial transactions for speculative purposes.
(2)	Credit Risk
Credit risk is the risk of financial losses to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group's receivables from customers and investments.
(a)	Maximum amounts of possible financial loss to the Group due to credit risk as of December 31, 2015 and 2016 are as follows:

	(In thousands of yen)

	December 31, 2015	December 31, 2016
	Book value	Book value
Demand deposits(1)	33,648,520	134,690,085
Time deposits(1)	314,194	10,764,046
Guarantee deposits(1)(2)	2,531,620	3,446,640
Trade and other receivables (3)	27,248,497	28,166,787
Japanese government bonds(1)(2)	280,490	280,413
Corporate bonds and other debt instruments (1)	-	7,643,373
Office security deposits(1)(4)	3,832,993	6,027,641
Total	67,856,314	191,018,985

(1)	None of these assets were past due or impaired at the end of the respective reporting period.

(2)	Refer to Note 15 Financial Assets and Financial Liabilities for details of the financial instruments being deposited under the Japanese Payment Services Act.

(3)
For receivables, the Group's exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Group regularly performs credit assessments on customers and counterparties considering their financial position and historical data in order to manage the credit risk.

The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical experience for similar assets.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)
(2)	Credit Risk (continued)

The Group identifies concentrations of credit risk when a limited number of the Group's counterparties that have similar characteristics or business activities, and thus are affected similarly by changes in economic or other conditions, account for a large portion of the entire trade and other receivables. The Group had significant concentrations of credit risk with two payment processing service providers, representing 59.5% and 38.5% of trade and other receivables as of December 31, 2015 and 2016, respectively.

(4)	The amount mainly consists of the office security deposits paid for the Group's office lease agreements.

(b)    Impaired or past-due financial assets

In case of impairment of financial assets, the Group does not directly write off such assets by reducing the carrying amount, but instead records an allowance for doubtful accounts. However, in the event that there is no realistic prospect of future recovery, financial assets are directly written off.

Below is the movement in the allowance for doubtful accounts attributable to trade and other receivables, and other financial assets current:

(In thousands of yen)

Allowance for doubtful accounts
Balance at January 1, 2015	287,086
Provision for the year	253,795
Reversal	(108,718)
Utilized	(2,216)
Balance at December 31, 2015	429,947
Provision for the year	663,344
Reversal	(8,956)
Utilized	(9,316)
Translation	2,367
Balance at December 31, 2016	1,077,386

Refer to Note 7 Trade and Other Receivables for more details on non-current trade and other receivables that were tested for impairment on an individual basis.

(3)	Liquidity Risk
Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group's approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group's reputation.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)
(3)	Liquidity Risk (continued)

The Group monitors its cash flow through long-term and short-term management strategies and ensures it has sufficient cash on hand to meet expected operational expenses.
(a)	Financial liabilities
The book values of financial liabilities based on the remaining maturities as of December 31, 2015 and 2016 are as follows. The amounts below include estimated interest from financial liabilities scheduled to be paid.

	(In thousands of yen)

	December 31, 2015
	Book value	Contractual cash outflows	Less than one year	One to five years	After five years
Trade and other payables	22,983,242	22,983,242	22,964,373	18,869	–
Short-term borrowings(1)	42,464,553	42,487,943	42,487,943	–	–
Deposits received	935,041	935,041	935,041	–	–
Office security deposits received under sublease agreement	7,502	7,502	7,502	–	–
Corporate bonds	510,000	510,989	510,989	–	–
Total	66,900,338	66,924,717	66,905,848	18,869	–

	(In thousands of yen)

	December 31, 2016
	Book value	Contractual cash outflows	Less than one year	One to five years	After five years
Trade and other payables	21,531,817	21,531,817	21,531,817	–	–
Short-term borrowings(1)	21,925,000	21,936,600	21,936,600	–	–
Deposits received	2,571,804	2,571,804	2,571,804	–	–
Total	46,028,621	46,040,221	46,040,221	–	–

(1)	The Group had lines of credit with four banks for the years ended December 31, 2015 and 2016. The lines of credit available and the lines of credit used are as follows:

	(In thousands of yen)

	December 31, 2015	December 31, 2016
Lines of credit available	54,200,000	24,380,000
Lines of credit used	42,464,553	21,667,000
Remaining lines of credit available	11,735,447	2,713,000

LINE Corporation
Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)
(3)	Liquidity Risk (continued)

(b)	Financial assets
Private equity investments
As a limited partner of the private equity investment funds, the Group may be required at any time to contribute to the partnership its pro rata share of the aggregate amount to be contributed by all limited partners for such portfolio investment, up to the amount of its unfunded capital commitment (380 thousand U.S. dollars, equivalent of 45,818 thousand yen, as of December 31, 2015 and 16,780 thousand U.S. dollars, equivalent of 1,955,822 thousand yen, as of December 31, 2016) as of the day of the capital contribution call.
(4)	Market Risk
Market risk is the risk that changes in market prices which will affect the future cash flow or the value of the Group's holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.
(a)	Exchange rate risk
The Group has exposure to currency risk on sales and purchase transactions denominated in currencies other than the functional currencies. The main currencies used for transactions of the Group are the Japanese yen ("JPY"), the Korean won ("KRW"), the Taiwan dollar ("TWD"), the euro ("EUR"), the U.S. dollar ("USD") and Thai baht ("THB").
The book values of major monetary assets and liabilities denominated in currencies other than the functional currency as of December 31, 2015 and 2016 are as follows:

	(In thousands)

	December 31, 2015
	Currency	Amount	Exchange rate	Yen equivalent
Monetary assets:
Cash and cash equivalents	KRW	7,427,220	0.10	764,112
	USD	29,248	120.57	3,526,564
	TWD	29,382	3.65	107,341
	EUR	1,269	131.74	167,156
Trade receivables	KRW	4,359,230	0.10	448,478
	USD	7,599	120.57	916,210
Time deposits	KRW	2,899,989	0.10	298,351
Office security deposits	KRW	5,225,093	0.10	537,558
Available-for-sale financial assets	USD	5,336	120.57	643,446
Total				7,409,216

LINE Corporation
Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)
(4)	Market Risk (continued)

	(In thousands)

	December 31, 2016
	Currency	Amount	Exchange rate	Yen equivalent
Monetary assets:
Cash and cash equivalents	KRW	37,594,864	0.10	3,626,013
	USD	32,386	116.56	3,774,946
	EUR	6,135	122.26	750,047
Trade receivables	KRW	2,309,880	0.10	222,787
	USD	6,221	116.56	725,130
	THB	395,154	3.24	1,281,724
Time deposits	KRW	5,100,000	0.10	491,893
	USD	2,207	116.56	257,300
Office security deposits	KRW	5,623,194	0.10	542,355
Available-for-sale financial assets	USD	9,084	116.56	1,058,868
Total				12,731,063

	December 31, 2015
	Currency	Amount	Exchange rate	Yen equivalent
Monetary liabilities:
Trade and other payables	KRW	8,030,768	0.10	826,205
	USD	(5,788)	120.57	(697,879)
	EUR	(9,843)	131.74	(1,296,684)
Total				(1,168,358)

	(In thousands)

	December 31, 2016
	Currency	Amount	Exchange rate	Yen equivalent
Monetary liabilities:
Trade and other payables	KRW	(7,668,651)	0.10	(739,639)
	USD	(5,254)	116.56	(612,442)
	EUR	(1,726)	122.26	(210,983)
Total				(1,563,064)

LINE Corporation
Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)
(4)	Market Risk (continued)

The effects on profit or loss before tax from continuing operations and shareholders' equity as a result of exchange rate fluctuations as of December 31, 2015 and 2016, are as follows:

	(In thousands of yen)

	December 31, 2015
	Shareholder's equity		Profit or (loss) before tax
Currency	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
EUR	(45,034)	42,889	(56,476)	53,787
KRW	111,279	(105,980)	143,735	(136,891)
USD	163,904	(156,099)	219,417	(208,969)
TWD	4,067	(3,873)	5,367	(5,111)

	(In thousands of yen)

	December 31, 2016
	Shareholders' equity		Profit or (loss) before tax
Currency	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
EUR	20,457	(19,483)	26,953	(25,670)
KRW	157,104	(149,622)	207,170	(197,305)
USD	195,453	(186,145)	260,190	(247,800)
THB	47,362	(45,107)	64,086	(61,034)
The tables above demonstrate the sensitivity to a change in EUR, KRW, USD, TWD and THB assuming all other variables are constant.
(b)	Interest rate risk
Interest bearing financial assets and liabilities as of December 31, 2015 and 2016 are as follows:

	(In thousands of yen)

	December 31, 2015		December 31, 2016
	Fixed rate	Variable rate	Fixed rate	Variable rate
Financial assets
Japanese government bonds	280,490	–	280,413	–
Time deposits	314,194	–	10,764,046	–
Corporate bonds and other debt instruments	–	–	4,631,817	3,011,556
Total financial assets	594,684	–	15,676,276	3,011,556
Financial liabilities
Short-term borrowings	464,553	42,000,000	258,000	21,667,000
Corporate bonds	–	510,000	–	–
Total financial liabilities	464,553	42,510,000	258,000	21,667,000

LINE Corporation
Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)
(4)	Market Risk (continued)

The Group has exposure to interest rate risk as it possesses financial assets and liabilities bearing variable interest rates. The analysis below was performed using balances of the financial liabilities with variable interest rates outstanding as of December 31, 2015 and 2016, assuming such liabilities were outstanding for the full fiscal year immediately before the respective dates, while holding all other variables constant. Potential effects on shareholders' equity and profit or loss for one year from the reporting date as a result of a change in the interest rate are as follows.

	(In thousands of yen)

	December 31, 2015
	Shareholder's equity		Profit or (loss) before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
Interest expenses	(39,975)	15,910	(59,717)	23,768

	(In thousands of yen)

	December 31, 2016
	Shareholders' equity		Profit or (loss) before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
Interest expenses	(74,004)	11,044	(108,335)	16,167
(5)	Capital management
The Group maintains a strong capital base to ensure the Group will be able to continue as a going concern. In addition, through management of the debt and equity balances, the Group aims to maintain investor, creditor and market confidence, and to sustain future development of the business. In order to achieve sustainable growth, the Group understands that financing capacities sufficient to make business investments when there are opportunities, such as the acquisition of external resources for business growth, are required. For that reason, the Group aims to maintain a well-balanced capital structure by ensuring sound and flexible financial conditions for future business investment.

	(In thousands of yen)

	December 31, 2015	December 31, 2016
Short-term borrowings	42,464,553	21,925,000
Corporate bonds	510,000	-
Total	42,974,553	21,925,000
Total shareholders' equity	17,532,885	161,022,792
The Group is not subject to any externally imposed capital requirements.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements
(1)	Fair value hierarchy
The Group referred to the levels of the fair value hierarchy for financial instruments measured at fair value in the consolidated financial statements based on the following inputs:
–	Level 1 inputs are quoted prices in active markets for identical assets or liabilities.
–
Level 2 inputs are quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

–
Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity's own assumptions that market participants would use in establishing a price.

Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of the reporting period.
(2)	Fair value measurements by fair value hierarchy
Assets measured at fair value on a recurring basis in the Consolidated Statements of Financial Position as of December 31, 2015 and 2016 are as follows:

	(In thousands of yen)

December 31, 2015	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right and redemption right of preferred stock	–	–	871,309	871,309
Available-for-sale financial assets	–
Listed equity securities	2,215,330	–	–	2,215,330
Private equity investments	–	–	13,648,213	13,648,213
Total	2,215,330	–	14,519,522	16,734,852

	(In thousands of yen)

December 31, 2016	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right and redemption right of preferred stock	–	–	324,876	324,876
Available-for-sale financial assets
Listed equity securities	2,345,937	–	–	2,345,937
Private equity and other financial instruments	–	–	12,795,385	12,795,385
Total	2,345,937	–	13,120,261	15,466,198

LINE Corporation
Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)
(2)	Fair value measurements by fair value hierarchy (continued)

Assets and liabilities not measured at fair values in the Consolidated Statements of Financial Position, but for which fair values  are disclosed as of December 31, 2015 and 2016 are as follows:

	(In thousands of yen)

December 31, 2015	Level 1	Level 2	Level 3	Total
Held-to-maturity investments
Japanese government bonds	–	294,595	–	294,595
Loans and receivables
Office security deposits	–	3,661,179	–	3,661,179
Total	–	3,955,774	–	3,955,774
Financial liabilities measured at amortized cost
Office security deposits received under sublease agreement	–	7,502	–	7,502
Total	–	7,502	–	7,502

	(In thousands of yen)

December 31, 2016	Level 1	Level 2	Level 3	Total
Held-to-maturity investments
Japanese government bonds	–	293,852	–	293,852
Loans and receivables
Time deposits	–	10,000,000	–	10,000,000
Corporate bonds and other debt instruments	–	2,631,817	–	2,631,817
Office security deposits	–	4,738,514	–	4,738,514
Total	–	17,664,183	–	17,664,183
There have been no transfers among Level 1, Level 2 and Level 3 during the years ended December 31, 2015 and 2016.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

	(In thousands of yen)

	2015		2016
	Private equity investments	Conversion right and redemption right of preferred stock	Private equity and other financial instruments	Conversion right and redemption right of preferred stock
Fair value at the beginning of the year	7,302,439	816,605	13,648,213	871,309
Total gain for the year:
Included in profit or loss(1)	(184,928)	110,507	(28,623)	(656,109)
Included in other comprehensive income(2)	6,506,889	–	(2,140,033)	–
Comprehensive income	6,321,961	110,507	(2,168,656)	(656,109)
Purchases	416,628	–	2,053,864	197,474
Return of capital	(37,887)	–	(8,363)	–
Effect of exchange rate changes	(354,928)	(55,803)	(729,673)	(87,798)
Fair value at the end of the year	13,648,213	871,309	12,795,385	324,876
(1)	This amount is included in "Other non-operating income" or "Other non-operating expenses" in the Group's Consolidated Statements of Profit or Loss.
(2)	This amount is included in "Net changes in fair value" of available-for-sale financial assets in the Group's Consolidated Statements of Comprehensive Income.
(4)	Valuation techniques and inputs
Assets measured at fair value on a recurring basis in the Consolidated Statements of Financial Position
Conversion right and redemption right of preferred stock
The conversion right and redemption right of preferred stock are embedded derivatives. Such conversion right and redemption right are bifurcated from the underlying preferred stock and measured at fair value using a binomial option pricing model. Below is the quantitative information regarding the valuation technique and significant unobservable inputs used in measuring the fair value of certain conversion right and redemption right of preferred stock:

Valuation technique	Significant unobservable input	2015	2016
Binomial option pricing model	Comparable listed companies' average historical volatility	63.6%	13.6% - 39.6%
	Discount rate	1.9%	1.6%
A significant increase (decrease) in the comparable listed companies' average historical volatility would result in a higher (lower) fair value of the conversion right and redemption right of preferred stock, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the conversion right and redemption right of preferred stock.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)
(4)	Valuation techniques and inputs (continued)

Private equity and other financial instruments
Available-for-sale financial assets categorized within Level 3 mainly consist of unlisted equity securities and private equity investment funds. Private equity investment funds were measured at fair value based on net asset value as of December 31, 2015 and 2016.
Unlisted equity securities are measured at fair value either based on the most recent transactions, the market approach and option pricing model, or the discount cash flow model. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities:

Valuation technique	Significant unobservable input	2015	2016
Market approach – market comparable companies	EBITDA multiple	11.1-16.0	10.4
	EBIT multiple	11.4	–
	Revenue multiple	1.5-4.7	1.7-3.6
	Liquidity discount	30%	30%
Option pricing model	Comparable listed companies' average historical volatility	64.5%-81.5%	39.6%-78.9%
	Discount rate	(0.0%)-1.9%	(0.1%)-1.6%
Discount cash flow model	Discount rate	–	16.8%
A significant increase (decrease) in the EBITDA, EBIT and revenue multiple would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount, comparable listed companies' average historical volatility, discount rate, weighted average cost of capital and risk premium would result in a lower (higher) fair value of the unlisted equity securities.
The valuation techniques and the valuation results of the Level 3 financial assets, including those performed by the external experts, were reviewed and approved by the management of the Group.
Assets and liabilities not measured at fair value in the Consolidated Statements of Financial Position, but for which fair values are disclosed

Japanese government bonds
Japanese government bonds are included in held-to-maturity financial assets. The book value of Japanese government bonds are measured at amortized cost, while fair values are measured at observable quoted prices for identical securities as of the reporting dates. However, as these Japanese government bonds were not actively traded, they were classified as level 2.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)
(4)	Valuation techniques and inputs (continued)

Office security deposits, office security deposits received under sublease agreements, time deposits, corporate bonds and other debt instruments
The fair values of the office security deposits office security deposits received under sublease agreements, time deposits, corporate bonds and other debt instruments are calculated by using the discounted cash flow method which utilizes observable inputs such as risk-free interest rates and credit spreads of the Group as of the reporting dates.
27.	Share-Based Payments
The Group has stock option incentive plans for directors and employees. Each stock option represents the right to purchase 500 Company shares at a fixed price (1,320 yen for 2014 and 2015 grants per common share) per common share for a defined period of time. In the years ended December 31, 2013, 2014, and 2015, 6,861, 5,852 and 11,547 options, which, upon exercise, are equivalent to 3,430,500, 2,926,000 and 5,773,500 common shares, respectively, were granted. During the year ended December 31, 2016, no additional stock options were granted. The fair value of stock options is determined using the Black-Scholes model, a commonly accepted stock option pricing method. Stock options granted vest after two years from the grant date and are exercisable for a period of eight years from the vesting date. Conditions for vesting and exercise of the stock options require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors. Refer to Note 4 Significant Accounting Judgments, Estimates and Assumptions (f) for more details on the valuation methodology of stock options, and the assumptions used in such valuation.
There were no cancellations or modifications to the awards in 2014, 2015 or 2016.
On June 15, 2015, through the amendment of its articles of incorporation, the Company introduced a dual class structure of common shares and class A shares. Under the dual class structure, each common share has one vote per unit of 100 shares, and each class A share has one vote per unit of 10 shares, while both classes of shares have the same rights to share in profit, distribution of retained earnings and residual assets. Additionally, the Company amended the terms applicable to a portion of two tranches of stock options. As a result of the amendment, 24,724 Common Stock Options originally granted on December 17, 2012 and 6,949 Common Stock Options originally granted on February 4, 2015 were converted to Class A Stock Options. While all other contract terms remain unchanged, the holders of Class A Stock Options are entitled to acquire 500 class A shares upon exercise of each stock option. The Class A Stock Options are mandatorily converted to Common Stock Options on a one-to-one basis upon passage of time or occurrence of certain events as specified in the terms and conditions of Class A Stock Options.
Through an amendment of its article of incorporation effective as of March 31, 2016, the Company amended the terms applicable to stock options from class A shares to common shares.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(1)	Movements during the years ended December 31, 2014, 2015 and 2016
The following table illustrates the number and weighted average exercise prices ("WAEP") of, and movements in, outstanding stock options on a per-common-share basis during the year:

	2014
	Number (shares)(1)	WAEP (yen per share)
Outstanding at January 1	17,430,500	344
Granted during the year	2,926,000	1,320
Forfeited during the year	(139,000)	944
Exercised during the year	–	–
Expired during the year	–	–
Outstanding at December 31	20,217,500	481
Exercisable at December 31	14,000,000	344

	2015
	Common Stock Options		Class A Stock Options
	Number (shares)(1)	WAEP (yen per share)	Number (shares)(1)	WAEP (yen per share)
Outstanding at January 1	20,217,500	481	–	–
Granted during the period	5,773,500	1,320	–	–
Forfeited during the period	(306,500)	1,178	–	–
Exercised during the period	–	–	–	–
Expired during the period	–	–	–	–
Conversion of Common Stock Options to Class A Stock Options	(15,836,500)	558	15,836,500	558
Outstanding at December 31	9,848,000	827	15,836,500	558
Exercisable at December 31	4,970,500	344	12,362,000	344

	2016
	Common Stock Options		Class A Stock Options
	Number (shares)(1)	WAEP (yen per share)	Number (shares)(1)	WAEP (yen per share)
Outstanding at January 1	9,848,000	827	15,836,500	558
Granted during the period	–	–	–	–
Forfeited during the period	(239,500)	1,137	–	–
Exercised during the period(2)	(2,533,500)	691	–	–
Expired during the period	–	–	–	–
Conversion of Class A Stock Options to Common Stock Options	15,836,500	558	(15,836,500)	558
Outstanding at December 31	22,911,500	653	–	–
Exercisable at December 31	17,321,500	438	–	–
(1) The number of common shares and class A shares underlying the stock options has been adjusted to reflect the effect of the 2014 Stock Split. Refer to Note 24 Earnings per Share for further details.
(2) The weighted average share price at the date of exercise of these options was 4,255 yen.
The options outstanding as of December 31, 2014, 2015 and 2016 had an exercise price in the range of 344 yen to 1,320 yen, and  the weighted average remaining contractual life for the stock options outstanding as of December 31, 2014, 2015 and 2016 was 8.4 years, 7.7 years and 6.7 years respectively.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(2)	The following tables list the inputs to the models used for deriving the fair value of the stock options granted for the years ended December 31, 2014, 2015 and 2016

	Grant dates
	2014
	February 7	August 8	October 31
Dividend yield	0.0%	0.0%	0.0%
Expected volatility	58%	53%	52%
Risk-free interest rate	0.2%	0.2%	0.2%
Expected life of stock options (years)	6	6	6
Exercise price (yen)	1,320	1,320	1,320
Fair value per common share at the grant date (yen)	1,161	3,280	3,297
Model used	Black-Scholes	Black-Scholes	Black-Scholes
The fair value of options granted as of February 7, 2014, August 8, 2014, and October 31, 2014 was 575 yen, 2,310 yen and 2,312 yen on a per-common-share basis, respectively.

Grant dates
2015
February 4
Dividend yield	0.0%
Expected volatility	56%
Risk-free interest rate	0.0%
Expected life of stock options (years)	6
Exercise price (yen)	1,320
Fair value per common share at the grant date (yen)	4,225
Model used	Black-Scholes
The fair value of the options granted on February 4, 2015 was 3,219 yen on a per-common-share basis. During the year ended December 31, 2016, no additional stock options were granted.

The expected volatility was derived from the historical volatility over a period similar to the expected life of the stock options for publicly listed companies that are comparable to the Group, and such volatility is assumed to be indicative of future trends, which may not necessarily be the actual outcome.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)
(2)	The following tables list the inputs to the models used for deriving the fair value of the stock options granted for the years ended December 31, 2014, 2015 and 2016 (continued)

The conversion of the Common Stock Options to Class A Stock Options had no impact on the fair values of such options. As a result, no incremental share-based compensation expenses were recognized in connection with such conversion.
(3)	The expenses recognized in connection with share-based payments during the years ended December 31, 2014, 2015 and 2016 are shown in the following table:

	(In thousands of yen)

	2014	2015	2016
Total expenses arising from equity-settled share-based payment transactions	2,974,692	11,212,630	9,518,577
28.	Related Party Transactions
Note 30 Principal Subsidiaries provides information about the Group's structure, including details of the subsidiaries and the parent company. The following table provides the total amount of outstanding balances and related party transactions entered into during 2014, 2015 and 2016.
(1)	Significant related party transactions during the year ended December 31, 2014 are as follows:

	(In thousands of yen)
Relationship	Name	Transaction	Transaction amount
Parent company	NAVER	Guarantee(1)	–
Parent company	NAVER	Advertising service(2)	20,974
Parent company	NAVER	LINE Plus Capital Reduction(3)	8,288,000
Subsidiary of parent company	NAVER Business Platform Corp.(4)	Operating expenses	4,443,055
(1)
NAVER provided a guarantee for the Group related to the outstanding borrowings of the Group of 4,000,000 thousand yen in prior year. Subsequently, in the third quarter of 2014 NAVER was released from the guarantee arrangement.

(2)
LINE Plus and NAVER entered into an agreement for exchange of services in which LINE Plus provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER's advertising services for LINE Plus via NAVER's web portal. The Group incurred advertising expenses of 20,974 thousand yen in connection with the advertising services provided by NAVER for the year ended December 31, 2014.

(3)
Pursuant to the approval of the LINE Plus Capital Reduction, LINE Plus bought back NAVER its entire capital contribution amount of 8,288,000 thousand yen on September 5, 2014. Refer to Note 3(1) Significant Accounting Policies for further details.

(4)	This subsidiary of NAVER provided data hosting services to the Group.

(2)	Significant related party transactions and outstanding balances with related parties during the year ended December 31, 2015 are as follows:

			(In thousands of yen)
Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	1,126,620	159,964
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	8,139,487	(942,488)

(1)
LINE Plus and NAVER entered into an agreement for exchange of services in which LINE Plus provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER's advertising services for LINE Plus via NAVER's web portal. The Group generated advertising revenues of 1,126,620 thousand yen in connection with the advertising services provided to NAVER for the year ended December 31, 2015.

(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.
(3)	Significant related party transactions and outstanding balances with related parties during the year ended December 31, 2016 are as follows:

			(In thousands of yen)
Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	331,630	67,362
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	7,457,937	(902,411)

(1)
LINE Plus and NAVER entered into an agreement for exchange of services in which LINE Plus provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER's advertising services for LINE Plus via NAVER's web portal. The Group generated advertising revenues of 331,630 thousand yen in connection with the advertising services provided to NAVER for the year ended December 31, 2016.

(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(4)	The total compensation of key management personnel for the years ended December 31, 2014, 2015 and 2016, was as follows:

	(In thousands of yen)

	2014	2015	2016
Salaries (including bonuses)	285,655	315,587	459,255
Share-based payments(1)	673,070	5,285,667	5,713,725
Total	958,725	5,601,254	6,172,980
(1)	Refer to Note 27 Share-Based Payments for further details.
Key management personnel includes directors and corporate auditors of the Company.
29.	Business Combinations
Acquisition in 2014
Acquisition of wit studio
On July 25, 2014, the Group acquired 100% of the voting shares of wit studio, an unlisted company based in Korea specializing in user interface design and enhancement. The Group acquired wit studio for the purpose of enhancing the user interface design of the applications offered by LINE.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

29.	Business Combinations (continued)
Acquisition in 2014 (continued)
Acquisition of wit studio  (continued)

Assets acquired and liabilities assumed
The fair values of the identifiable assets and liabilities of wit studio as of the date of acquisition were as follows:

(In thousands of yen)
Fair value recognized on acquisition
Assets
Cash and cash equivalents	608
Trade receivables, net	398
Property and equipment	912
Other intangible assets	240
Office security deposits	4,020
6,178

Liabilities
Trade and other payables	17
Other financial liabilities, current	172
Short-term borrowings	5,025
Other liabilities	210
5,424

Total identifiable net assets at fair value	754
Goodwill	149,997
Total consideration	150,751
All consideration was paid in cash. The fair value of the trade receivables was 398 thousand yen. The gross contractual amounts of the trade receivables were not materially different from the fair value determined as part of the purchase price allocation.
Goodwill of 149,997 thousand yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the LINE business and portal segment.
As part of the business combination, the Group also acquired talent and an assembled workforce from wit studio. However the assembled workforce did not meet the criteria for recognition as an intangible asset under IAS 38. None of the goodwill recognized was expected to be deductible for income tax purposes.
From the date of acquisition, wit studio had contributed 545 thousand yen to the revenue and had reduced profit after tax from continuing operations of the Group by 3,374 thousand yen. If the combination had taken place on January 1, 2014, revenue from continuing operations would have been 86,374,830 thousand yen (unaudited) and the profit after tax from continuing operations for the Group would have been 6,252,846 thousand yen (unaudited) for the year ended December 31, 2014.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

29.	Business Combinations (continued)
Acquisition in 2014 (continued)
Acquisition of wit studio  (continued)

Assets acquired and liabilities assumed (continued)

(In thousands of yen)
Analysis of cash flows on acquisition:
Total consideration related to the acquisition	(150,751)
Net cash acquired with the subsidiary	608
Net cash flows on acquisition (included in cash flows from investing activities)	(150,143)
Acquisition in 2015
Acquisition of MixRadio
On March 16, 2015, the Group acquired MixRadio, a music streaming service, from Microsoft Mobile Oy. The acquisition of MixRadio allows the Group to expand the range of services. The Group determined that the acquisition of MixRadio is a business combination in accordance with IFRS 3, as the Group acquired inputs and processes, such as music rights and the trade name of MixRadio, with which principal activities have been commenced. The valuation of the fair values of the assets acquired and the liabilities assumed was completed as of December 31, 2015, and remained unchanged as compared to the preliminary assessment at the time of acquisition.

The Group changed its strategic decision and decided to focus on its core LINE business and portal segment in the fourth quarter of 2015. As of December 31, 2015, the Group considered the abandonment of the MixRadio business to be probable. Therefore, as the future cash flows were expected to be negative, goodwill allocated to MixRadio CGU was fully impaired. Intangible assets with definite useful life and property and equipment were also fully impaired. As a result of the subsequent abandonment on March 21, 2016, the MixRadio was retrospectively classified as a discontinued operation in the Consolidated Statements of Profit or Loss. Refer to Note 23 Discontinued Operations for further details.
Assets acquired and liabilities assumed
The fair values of the identifiable assets and liabilities of MixRadio as of the date of acquisition were as follows:

(In thousands of yen)

Fair value recognized on acquisition
Assets
Property and equipment	39,320
Intangible assets
Technology	845,121
Music rights	543,292
Trademarks	156,951
Customer relationships	108,658
Other intangible assets	3,665
1,697,007
Liabilities
Trade and other payables	1,544,410
Other liabilities	550,774
2,095,184
Total identifiable net liabilities at fair value	(398,177)
Goodwill	2,697,621
Total consideration	2,299,444

LINE Corporation
Notes to Consolidated Financial Statements (continued)

29.	Business Combinations (continued)
Acquisition in 2015 (continued)
Acquisition of MixRadio (continued)

Assets acquired and liabilities assumed (continued)

The Group paid 2,299,444 thousand yen in cash, which was included as part of cash flows from investing activities in the Consolidated Statements of Cash Flows, and assumed certain liabilities in acquiring MixRadio. Goodwill of 2,697,621 thousand yen represented the value of expected synergies arising from the acquisition.
As part of the business combination, the Group also acquired an assembled workforce from MixRadio. However, the assembled workforce did not meet the criteria for recognition as an intangible asset under IAS 38. All of the goodwill recognized is expected to be deductible for income tax purposes.
From the date of acquisition, MixRadio has increased loss from discontinued operations, net of tax, of the Group by 7,587,997 thousand yen, which includes the impairments discussed in Note 11 (1.b), (3) Impairment. Because MixRadio was classified as a discontinued operation, revenues and expenses from continuing operations are not impacted. If the combination had taken place on January 1, 2015, the loss for the year would have been 8,826,876 thousand yen (unaudited) for the year ended December 31, 2015. Because MixRadio was classified as a discontinued operation, revenues and expenses from continuing operations are not impacted.
Transaction costs of 74,029 thousand yen have been expensed and are included in "Other operating expenses" in the Consolidated Statements of Profit or Loss.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

Acquisition in 2016
Acquisition of M.T. Burn
On February 29, 2016, the Group acquired 50.5% of the voting shares of M.T. Burn Inc., ("M.T. Burn"), an unlisted company based in Japan, specialized in developing and providing a native mobile advertising platform, "Hike". M.T. Burn became a consolidated subsidiary. The Group acquired M.T. Burn for the purpose of enhancing the Group's knowledge and technological capability for advertisement. The final purchase price allocation of M.T. Burn was completed and resulted in an increase of 401,000 thousand yen in customer relationships, an increase of 26,000 thousand yen in software, an increase in deferred tax assets of 88,453 thousand yen and an increase in deferred tax liabilities of 148,639 thousand yen as compared with the preliminary estimates. The corresponding impact for these adjustments was a decrease in goodwill of 185,219 thousand yen and an increase of 181,595 thousand yen in non-controlling interest.
Assets acquired and liabilities assumed
The identifiable assets and liabilities of M.T. Burn, which are measured at fair value as of the date of acquisition except for limited exceptions in accordance with IFRS, were as follows:

(In thousands of yen)
Fair value recognized on acquisition
Assets
Cash and cash equivalents	86,551
Trade receivables, net	83,161
Intangible assets
Customer relationships	401,000
Software	26,000
Deferred tax assets	88,453
Other assets	1,221
686,386
Liabilities
Trade and other payables	77,695
Other financial liabilities, current	50,000
Other financial liabilities, non-current	210,141
Deferred tax liabilities	148,639
Other liabilities	13,266
499,741
Total identifiable net assets at fair value	186,645
Non-controlling interest	(92,401)
Goodwill	415,731
Total consideration	509,975
All consideration was paid in cash. The fair value of the trade receivables was 83,161 thousand yen. The gross contractual amounts of the trade receivables were not materially different from the fair value determined as part of the purchase price allocation.

29.	Business Combinations (continued)
Acquisition in 2016 (continued)
Acquisition of M.T. Burn (continued)

Non-controlling interest in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity's net assets in the event of liquidation are measured at the present ownership instruments' proportionate share in the recognized amounts of the acquiree's identifiable net assets at the acquisition date.
Goodwill of 415,731 thousand yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the LINE business and portal segment. None of the goodwill recognized was expected to be deductible for income tax purposes.
From the date of acquisition, M.T. Burn had contributed 252,019 thousand yen to revenue and had reduced profit after tax from continuing operations of the Group by 1,305,413 thousand yen for the year ended December 31, 2016. If the combination had taken place on January 1, 2016, revenue for the Group from continuing operations would have been 140,841,300 thousand yen (unaudited) and profit after tax from continuing operations for the Group would have been 9,075,668 thousand yen (unaudited) for the year ended December 31, 2016.
Acquisition related transaction costs of 5,468 thousand yen have been expensed and are included in "Other operating expenses" in the Consolidated Statements of Profit or Loss.

(In thousands of yen)
Analysis of cash flows on acquisition:
Total consideration related to the acquisition	(509,975)
Net cash acquired with the subsidiary	86,551
Net cash flows on acquisition (included in cash flows from investing activities)	(423,424)

30.	Principal Subsidiaries
Information on subsidiaries
The consolidated financial statements of the Group include the following subsidiaries:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2015	December 31, 2016
Bonsai Garage Corporation(1)	Fashion	Japan	100.0%	–
LINE Book Distribution Corporation	Mobile Contents	Japan	52.0%	52.0%
LINE Business Partners Corporation	Online advertisement	Japan	100.0%	100.0%
LINE Fukuoka Corp.	Management support	Japan	100.0%	100.0%
LINE GAME Global Gateway, L.P.	Investment	Japan	100.0%	100.0%
LINE Life Global Gateway, L.P.	Investment	Japan	100.0%	100.0%
LINE Mobile Corporation(2)	Mobile virtual network operator	Japan	–	100.0%
LINE Pay Corporation	Software Development and mobile payment service	Japan	100.0%	100.0%
LINE Ventures Corporation	Investment	Japan	100.0%	100.0%
M.T. Burn Corporation(3)	Online advertisement	Japan	–	50.5%
WebPay Holdings, Inc.	Management	Japan	100.0%	100.0%
WebPay, Inc.	Payment service	Japan	100.0%	100.0%
LINE Digital Technology (Shanghai) Limited.	Social Media	China	100.0%	100.0%
LINE Digital Technologies India Private Limited	Mobile advertising	India	100.0%	100.0%
PT. LINE PLUS INDONESIA(4)	Marketing	Indonesia	–	99.8%
LINE Biz Plus Corporation	Mobile payment service	Korea	100.0%	100.0%
LINE C&I Corporation	Investment	Korea	100.0%	100.0%
LINE Friends Corporation	Character goods business	Korea	100.0%	100.0%
LINE PLAY Corporation	Content sales	Korea	100.0%	100.0%
LINE Plus Corporation	Global marketing	Korea	100.0%	100.0%
LINE BIZ+ PTE. LTD	Software Development and mobile payment service	Singapore	100.0%	100.0%
Line Biz+ Taiwan Limited	Payment service	Taiwan	100.0%	100.0%
LINE Taiwan Limited	Mobile Service	Taiwan	100.0%	100.0%
LINE BIZ Plus Ltd.(5)	Payment service	Thailand	100.0%	50.0%
LINE Company (Thailand) Limited(6)	e-commerce	Thailand	50.0%	50.0%
MixRadio Limited	Music distribution	United Kingdom of Great Britain and Northern Ireland	100.0%	100.0%
LINE Euro-Americas Corp.	Global marketing	United States of America	100.0%	100.0%
LINE Vietnam Co., Ltd	Online advertisement	Vietnam	95.0%	95.0%
(1)	Bonsai Garage Corporation was sold to a third party in February 2016.

(2)	The Company established LMN Corporation in February 2016. LMN Corporation was renamed to LINE Mobile Corporation in June 2016.

(3)	The Group acquired 50.5% of the voting shares of M.T. Burn Inc. in February 2016. Refer to Note 29 Business Combinations for further details.

(4)	LINE Plus established PT. LINE PLUS INDONESIA in January 2016.

(5)
LINE BIZ Plus Ltd. was acquired in February 2015 by LINE Company (Thailand) Limited and LINE BIZ+ PTE. LTD. As of December 31, 2015, while there was a non-controlling interest held by an unrelated third party in LINE BIZ Plus Ltd., the Group's percentage of ownership was presented as 100.0% due to rounding. On April 25, 2016 LINE BIZ Plus Ltd. issued new shares to a third party, resulting in a decrease of the Group's ownership from 100.0% to 50.0%. As a result of the transaction, LINE BIZ Plus Ltd. was renamed to RABBIT-LINE PAY COMPANY LIMITED. Refer to Note 20 Supplemental Cash Flow Information and Note 32 Investments in Associates and Joint Ventures for further details.

(6)
The Group's ownership in LINE Company (Thailand) Limited is 50.0% but it holds 90.9% of the voting rights. Accordingly, LINE Company (Thailand) Limited is included in the scope of consolidation for the Group's consolidated financial statements.

Ultimate parent company of the Group
The next senior and the ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korean Stock Exchange.
31.	Proportion of Equity Interest Held by Non-controlling Interests
As a result of the LINE Plus Capital Reduction in August 2014, the equity interest held by the non-controlling interest decreased from 40.0% to 0%. Refer to Note 3 (1) Significant Accounting Policies for further details.

Name	Country of incorporation and operation	December 31, 2014
LINE Plus	Korea	–

LINE Corporation
Notes to Consolidated Financial Statements (continued)

31.	Proportion of Equity Interest Held by Non-controlling Interests (continued)

The differences between the balances stated below and the non-controlling interest balances noted in the consolidated financial statements are attributable to immaterial non-controlling interest not presented below.
Loss allocated to material non-controlling interest in the years ended December 31, 2014:

(In thousands of yen)

Name	2014
LINE Plus	(2,092,307)
Summarized financial information related to the subsidiary is provided below. This information is based on amounts before inter-company eliminations.
Statement of Profit or Loss:

(In thousands of yen)

LINE Plus
2014
Revenues	29,475,352
Loss for the year	(8,839,503)
Total comprehensive loss for the year	(9,547,419)

LINE Corporation
Notes to Consolidated Financial Statements (continued)

31.	Proportion of Equity Interest Held by Non-controlling Interests (continued)

Statement of Cash Flows:

(In thousands of yen)

LINE Plus
2014
Operating	(5,990,189)
Investing	(2,787,069)
Financing	9,163,176
Net increase in cash and cash equivalents	385,918
Cash and cash equivalents at the beginning of year	5,722,601
Effect of exchange rate fluctuations on cash and cash equivalents	646,162
Cash and cash equivalents at the end of year	6,754,681
32.	Investments in Associates and Joint Ventures
(1)	Details of investments in the Group's significant associates and joint ventures are as follows:

				(In thousands of yen)
	Primary business activities	Country of incorporation	December 31, 2015		December 31, 2016
			Percentage of ownership	Carrying amount	Percentage of ownership	Carrying amount
Associates
LINE Project Production Partnership	Animation production	Japan	50.0%	–	50.0%	–
Collab+LINE LLC	Investment	United States of America	50.0%	137,579	50.0%	133,284
LINE Bros. Corporation(1)	Mobile contents	Japan	40.0%	0	–	–
Epic Voyage, Inc.	Mobile games	Japan	30.0%	2,730	30.0%	2,678
Green Monster, Inc.	Mobile games	Japan	35.0%	42,948	35.0%	–
LINE MUSIC Corporation(2)	Music distribution	Japan	33.4%	109,501	33.4%	413,427
AUBE, Ltd.(3)	Job listing	Japan	49.0%	287,319	49.0%	339,747
transcosmos online communications inc. (4)	Customer service	Japan	–	–	40.0%	42,186
NPLE GAMES Co., Ltd. (5)	Mobile games	Korea	–	–	14.8%	68,569
Yume no Machi Souzou Iinkai Co., Ltd. (6)	Delivery portal site	Japan	–	–	22.0%	3,973,255
Snow Corporation(7)	Mobile app	Korea	–	–	25.0%	4,386,865

Joint ventures
Lantu Games Limited(8)	Mobile games	Hong Kong (China)	50.0%	1,205,749	50.0%	1,024,782
RABBIT-LINE PAY COMPANY LIMITED(9)	Payment service	Thailand	–	–	50.0%	2,327,274

(1)
LINE Bros. Corporation ("LINE Bros."), which plans to provide food delivery services via the LINE platform, was established in May 2014. The Group has a 40.0% ownership interest in LINE Bros. As the Group does not control nor direct the daily activities of LINE Bros., the Group accounts for its ownership in LINE Bros. using the equity method. In May 2016, the Group sold all of the shares of LINE Bros. to a third party.

(2)
LINE MUSIC Corporation, which mainly plans to provide music distribution services, was established in December 2014. The Group has a 40.0% ownership interest in LINE MUSIC Corporation. As the Group does not control nor direct the daily activities of LINE MUSIC Corporation, the Group accounts for its ownership in LINE MUSIC Corporation using the equity method. The Group sold a part of its shares to third parties during 2015, resulting in the decrease in its ownership to 33.4%.

(3)
In February 2015, the Group obtained 49.0% interest in AUBE, Ltd., which provides job listings, announcements and related services online and through mobile application. As the Group does not control nor direct the daily activities of AUBE, Ltd., the Group accounts for its ownership in AUBE, Ltd. using the equity method.

(4)
In May 2016, the Group acquired a 40.0% interest in a new entity, transcosmos online communications inc., established to provide customer support services to certain business partners that use the LINE platform.

(5)
In August 2016, LINE Naver Game Partnership, a 66.7% owned joint operation of the Group, acquired a 22.2% interest in NPLE GAMES Co., Ltd. As the Group has significant influence over NPLE GAMES Co., Ltd. through LINE Naver Game Partnership, the Group accounts for its ownership in NPLE GAMES Co., Ltd. using the equity method.

(6)
On September 29, 2016, the Company's board of directors approved an investment in Yume no Machi Souzou Iinkai Co., Ltd. ("Yume no Machi Souzou Iinkai"), which operates a delivery portal site "Demae-Can" and has a share capital of 1,113,300 thousand yen. On October 14, 2016, the Company acquired 11.9% of the outstanding shares of Yume no Machi Souzou Iinkai by paying 2,376,000 thousand yen in cash. Additionally, on October 18, 2016, the Company acquired 8.1% of the outstanding shares of Yume no Machi Souzou Iinkai by paying 1,620,000 thousand yen in cash, resulting in the Company owning 22.0%, after reflection of Yume no Machi Souzou Iinkai's treasury shares. The acquisition of shares of Yume no Machi Souzou Iinkai is expected to allow the Company to further develop its online-to-offline services and its delivery services. The Group determined that it exercises significant influence over Yume no Machi Souzou Iinkai. Therefore, the Group accounts for its ownership interest in Yume no Machi Souzou Iinkai using the equity method.

(7)
On September 29, 2016, the Company's board of directors approved an investment in Snow Corporation, which has a share capital of 1,700,000 thousand Korean won and is a subsidiary of NAVER, the Group's ultimate parent company. On October 18, 2016, the Company acquired newly issued voting shares of Snow Corporation by paying 49,999,800 thousand Korean won (4,554,919 thousand yen) in cash, resulting in the Company owning 25.0% of Snow Corporation. Snow Corporation develops and operates a self-portrait photograph app, which is distributed primarily in Asia. The acquisition of shares of Snow Corporation is expected to allow the Company to expand its business in Asia and to extend the Company's services to the existing users. The Group determined that it exercises significant influence over Snow Corporation. Therefore, the Group will account for its ownership interest in Snow Corporation using the equity method.

(8)
In December 2015, the Group entered into a joint venture agreement whereby it obtained 50.0% of the ordinary shares of Lantu Games Limited. The joint venture is involved in the development and management of mobile games. The Group's 50.0% interest in Lantu Games Limited is accounted for using the equity method.

(9)
On April 25, 2016, an issuance of new shares to BSS Holdings group, a provider of smart cards for mass transit systems and offline e-payment at retail stores in Thailand, resulted in a decrease of the Group's ownership of LINE BIZ Plus Ltd. from 100.0% to 50.0%. LINE BIZ Plus Ltd. was accounted for as a joint venture under the equity method because the Group had joint control of the entity under the shareholders agreement. As a result of the transaction, LINE BIZ Plus Ltd. was renamed to RABBIT-LINE PAY COMPANY LIMITED. Refer to Note 20 Supplemental Cash Flow Information for further details.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

32.	Investments in Associates and Joint Ventures (continued)
(2)	Financial information on the Group's investment in the associates is summarized as follows (continued):

		(In thousands of yen)

		LINE MUSIC Corporation
		December 31, 2015	December 31, 2016
Current assets		943,791	2,141,500
Non-current assets		12,574	42
Current liabilities		628,519	903,737
Equity		327,846	1,237,805
Proportion of the Group's ownership		33.4%	33.4%
Group's share of equity		109,501	413,427
Carrying amount of the interests		109,501	413,427

	LINE MUSIC Corporation
	2014	2015	2016
Revenue	–	272,731	1,454,384
Loss for the year from continuing operations	(284,419)	(347,735)	(1,090,042)
Total comprehensive loss for the year, net of tax	(284,419)	(347,735)	(1,090,042)
Group's share of loss for the year	(113,768)	(120,883)	(364,074)

LINE Corporation
Notes to Consolidated Financial Statements (continued)

32.	Investments in Associates and Joint Ventures (continued)

(2)	Financial information on the Group's investment in the associates is summarized as follows (continued):

	(In thousands of yen)

	AUBE, Ltd.
	December 31, 2015	December 31, 2016
Current assets	670,524	968,407
Current liabilities	84,159	275,045
Equity	586,365	693,362
Proportion of the Group's ownership	49.0%	49.0%
Group's share of equity	287,319	339,747
Carrying amount of the interests	287,319	339,747

	AUBE, Ltd.
	2015	2016
Revenue	830,010	3,013,815
(Loss)/profit for the year from continuing operations	(13,635)	106,997
Total comprehensive (loss)/profit for the year, net of tax	(13,635)	106,997
Group's share of (loss)/profit for the year	(6,681)	52,428

(In thousands of yen)
Yume no Machi Souzou Iinkai Co., Ltd.
December 31, 2016
Current assets	2,703,030
Non-current assets	6,609,442
Current liabilities	1,536,763
Non-current liabilities	1,933,025
Equity
Attributable to the shareholders of the parent	5,835,092
Non-controlling interests	7,592
Proportion of the Group's ownership	22.0%

Group's share of equity	1,285,977
Goodwill	2,687,278
Carrying amount of the interests	3,973,255

Yume no Machi Souzou Iinkai Co., Ltd.
2016
Revenue	1,746,463
Loss for the year from continuing operations	(114,780)
Total comprehensive loss for the year, net of tax	(114,780)
Group's share of loss for the year	(25,296)

At December 31, 2016, Yume no Machi Souzou Iinkai was the only listed associates and its fair value, which was based on its quoted price at December 31, 2016, was 6,062,820 thousand yen (2,731 yen per share).

(In thousands of yen)
Snow Corporation
December 31, 2016
Current assets	4,365,119
Non-current assets	1,492,930
Current liabilities	505,930
Non-current liabilities	640,628
Equity	4,711,491
Proportion of the Group's ownership	25.0%
Group's share of equity	1,177,873
Goodwill	3,208,992
Carrying amount of the interests	4,386,865

Snow Corporation
2016
Loss for the year from continuing operations	(951,562)
Total comprehensive loss for the year, net of tax	(951,562)
Group's share of loss for the year	(237,891)

LINE Corporation
Notes to Consolidated Financial Statements (continued)

32.	Investments in Associates and Joint Ventures (continued)

(3)	The aggregate amount of individually immaterial associates accounted for by the equity-method accounted investee is summarized as follows:

		(In thousands of yen)
		December 31, 2015	December 31, 2016
Current assets		213,434	459,937
Non-current assets		427,176	265,085
Current liabilities		29,574	415,592
Non-current liabilities		170,662	141,047
Equity		440,374	168,383
Group's share of equity		196,620	88,663
Impairment		(13,363)	–
Unrecognized loss(1)		–	115,714
Goodwill		–	42,340
Carrying amount of the interests		183,257	246,717

	2014	2015	2016
Revenue	45,686	4,859	107,459
Loss for the year from continuing operations	(116,025)	(228,225)	(544,005)
Other comprehensive income for the year, net of tax	37,090	31,284	1,915
Total comprehensive loss for the year, net of tax	(78,935)	(196,941)	(542,090)
Unrecognized loss(1)	–	–	115,714
Group's share of loss for the year	(35,737)	(71,667)	(49,501)

(1)	Since the Company's share of losses in one of these individually immaterial associates exceeded the interest in that associate, the Company has discontinued recognizing its share of further losses.

The Group had no contingent liabilities or capital commitments relating to its associates as of December 31, 2014, 2015 and 2016.

(4)	Financial information on the Group's investment in joint ventures are summarized as follows:

	(In thousands of yen)

	Lantu Games Limited
	December 31, 2015	December 31, 2016
Current assets(1)	2,411,498	2,093,470
Non-current assets	–	3,137
Current liabilities(2)	–	47,042
Equity	2,411,498	2,049,564
Proportion of the Group's ownership	50.0%	50.0%
Group's share of equity	1,205,749	1,024,782
Carrying amount of the interests	1,205,749	1,024,782

	Lantu Games Limited
	2015	2016
Depreciation and amortization	–	(355)
Interest income	–	584
Loss for the year from continuing operations	–	(254,586)
Total comprehensive loss for the year, net of tax	–	(254,586)
Group's share of loss for the year	–	(127,293)

(1)  Including cash and cash equivalents of 2,411,498 thousand yen and 1,926,936 thousand yen as of December 31, 2015 and 2016, respectively.

(2)   Including current financial liabilities excluding trade and other payables and provisions of nil as of December 31, 2015 and 2016.

The joint venture had no contingent liabilities or capital commitments as at December 31, 2015 and 2016. Lantu Games Limited cannot distribute its profits without the consent from the two venture partners.

(In thousands of yen)

RABBIT-LINE PAY COMPANY LIMITED
December 31, 2016
Current assets(1)	2,848,347
Non-current assets	26,120
Current liabilities(2)	145,494
Non-current liabilities(3)	6,850
Equity	2,722,123
Proportion of the Group's ownership	50.0%
Group's share of equity	1,361,062
Goodwill	966,212
Carrying amount of the interests	2,327,274

RABBIT-LINE PAY COMPANY LIMITED
2016
Revenue	39,311
Depreciation and amortization	(3,894)
Interest income	24,747
Loss for the year from continuing operations	(162,707)
Total comprehensive loss for the year, net of tax	(162,707)
Group's share of loss for the year	(81,353)

(1)   Including cash and cash equivalents of 323,603 thousand yen as of December 31, 2016.

(2)   Including current financial liabilities excluding trade and other payables and provisions of nil as of December 31, 2016.

(3)   Including non-current financial liabilities excluding trade and other payables and provisions of nil as of December 31, 2016.

The joint venture had no contingent liabilities or capital commitments as at December 31, 2016. RABBIT-LINE PAY COMPANY LIMITED cannot distribute its profits without the consent from the venture partners.

LINE Corporation
Notes to Consolidated Financial Statements (continued)

33.	Interests in Joint Operation
In July 2015, the Group and NAVER contributed 66.7% and 33.3%, respectively, of the capital in a joint operation called LINE Naver Game Partnership, which plans to invest in companies specializing in game contents development and related businesses. The principal place of business of the joint operation is Korea.
34.	Subsequent Events
Issuance of stock option (warrants)
At the annual general meeting of shareholders held on March 30, 2017, and in compliance with Articles 236, 238 and 239 of the Companies Act, the Company resolved to issue stock options (warrants) to directors of the Company and to authorize the board of directors to determine the subscription requirements. The details of the stock options are as follows:

Candidates and numbers of candidates	Four of the Company’s directors, excluding outside directors and part-time directors
Total number of stock options issued	A total of 13,125 units (maximum), which will be allocated within one year after the day of this ordinary general meeting of shareholders
Class of share to be issued upon exercise of stock options	Common shares
Number of shares to be issued upon exercise of stock options
A maximum of 1,312,500 shares will be issued. If it is appropriate to adjust the number of allotted shares because of a transaction such as a share split or share consolidation, the Company will adjust the number of allotted shares as necessary to a reasonable extent.

Amount of payments for stock options
The exercise price will be obtained by multiplying 1.05 by the average closing price in ordinary trading of the Company’s shares of common shares on the Tokyo Stock Exchange for each day (excluding any day on which no trade is executed) of the month preceding the month in which the day that the stock options were allotted, and any fraction less than 1 yen arising from such calculation will be rounded up. However, when the exercise price calculated using this method is lower than the closing price (or closing price of the immediately preceding trading day when there is no closing price) of the shares of the Company’s common share on the allotment date, the exercise price will be the closing price on the allotment date of the stock option. If it is appropriate to adjust the exercise price because of a transaction such as a merger, an issuance of shares for subscription, a share split or share consolidation, the Company will adjust the exercise price as necessary to a reasonable extent.

Exercise period for stock options	The exercise period for stock options will be from the day exactly one year following the allotment date until the day exactly ten years after one year after the allotment date.
Conditions for exercise of stock options
The recipients of warrants must be in a position of director of the Company or its subsidiaries at the time of exercising the stock options. However, this condition does not apply in cases of retirement of a director of the Company or its subsidiaries due to the expiration of his or her term of office, or other cases acknowledged to have a valid reason by the Company’s board of directors. Other conditions for exercise of stock options will be determined at the meeting of the Company’s board of directors.

Restriction on acquisition of stock options by transfer	Acquisition of stock options by transfer will be subject to approval by resolution of the Company’s board of directors.
Other matters concerning stock options shall be determined at the meeting of the Company’s board of directors, which will be held after the general meeting of shareholders at March 30, 2017.
Spin-off of camera application business

Through the meeting of the board of directors on February 23, 2017, the Company resolved to and entered into an agreement to transfer the camera application business, which is operated by a wholly owned subsidiary, LINE Plus Corporation, to Snow Corporation, a 25.0% owned associate of the Group, through an absorption-type spin-off transaction. This transaction aims at promoting growth while consolidating and improving the efficiency of the camera application business. LINE Plus Corporation will acquire 208,455 newly issued common shares of Snow Corporation in exchange for the camera application business, resulting in an increase of the Group’s ownership of Snow Corporation to 48.6%. Since the transaction is expected to take place on May 1, 2017, the accounting entries for this transaction have not been determined yet.