Form 20-F
period 2017-12-31
LINE Corp
filed 2018-03-30
CIK 1611820

As filed with the Securities and Exchange Commission on March 30, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report

For the transition period from                      to

Commission file number 001-37821

LINE Kabushiki Kaisha

(Exact name of Registrant as specified in its charter)

LINE Corporation	Japan
(Translation of Registrant’s name into English)	(Jurisdiction of incorporation or organization)

JR Shinjuku Miraina Tower, 23rd Floor

4-1-6 Shinjuku

Shinjuku-ku, Tokyo, 160-0022, Japan

(Address of principal executive offices)

Satoshi Yano

Telephone: +81-3-4316-2050; E-mail: ir@linecorp.com; Facsimile: +81-3-4316-2131

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

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

None

As of December 31, 2017, there were 238,496,810 shares of common stock outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes ☒    No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).    Yes  ☐    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer  ☒             Accelerated filer  ☐             Non-accelerated filer  ☐             Emerging growth company  ☐

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.     ☐

†The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

U.S. GAAP  ☐            IFRS  ☒                 Other  ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

*	Not for trading, but only in connection with the registration of the American Depositary Shares.

i

CONVENTIONS USED IN THIS ANNUAL REPORT

Except where the context otherwise requires or unless otherwise specified, and for purposes of this annual report on Form 20-F only:

•

“daily active users” or “DAUs” refers to the number of user accounts that (i) accessed the LINE messaging application or any LINE Game through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during a given day;

•	“Japanese yen,” “yen” or “¥” refers to the legal currency of Japan;

•	“Korea” refers to the Republic of Korea;

•	“Korean won,” “Won” or “~~W~~” refers to the legal currency of Korea;

•

“LINE,” “we,” “us,” “our company,” “the Company” or “our” refers to LINE Corporation and its consolidated subsidiaries taken as a whole, as well as the messaging application and other products of LINE Corporation;

•

“messages” refers to text messages, voice messages, Stickers and photo, video, voice and text files sent and received, as well as free voice and video calls made and received, in each case using the LINE messaging application from either mobile devices or personal computers or using any LINE Game or any other LINE application from mobile devices;

•

“monthly active users” or “MAUs” in a given month refers to the number of user accounts that (i) accessed the LINE messaging application or any LINE Game through mobile devices; (ii) sent messages through the LINE messaging application from personal computers; or (iii) sent messages through any other LINE application from mobile devices, in each case at least once during that month;

•

“monthly paying users” or “MPUs” in a given month refers to the number of user accounts that made (i) a payment for Stickers, Themes or LINE Out on the LINE messaging application through mobile devices or personal computers or (ii) a payment relating to any LINE Game through mobile devices, in each case at least once during that month;

•	“paid impression” refers to the display of an advertisement to a user while accessing our products and services for which we generate revenues;

•	“platform partners” refers to application developers and other providers of content offered on the LINE platform;

•	“stickers” refers to larger, cartoon-like emoticons that depict emotions and actions of characters, which are exchanged as part of chat messages on mobile messaging applications; and

•	“U.S. dollar,” “US$” or “$” refers to the legal currency of the United States.

Any discrepancies in any table between the totals and the sums of the amounts listed are due to rounding.

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our current plans, estimates, strategies and beliefs. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to us, speak only as of the date hereof and are based on our current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond our control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this annual report. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements. Risks and uncertainties that might affect us include, but are not limited to:

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

You are urged to read the sections “Item 3.D. Risk Factors”, “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of this annual report for a more complete discussion of the factors that could affect our performance and the industry in which we operate.

LIMITATIONS OF USER METRICS

We review a number of metrics, including MAUs, DAUs and MPUs, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our MAUs, DAUs and MPUs are calculated using our internal data. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring usage of our products and services across large online and mobile populations around the world. For example, each LINE account is linked to a mobile phone number, and there may be multiple LINE accounts held by the same person if the person carries multiple smartphones and has chosen to download the LINE messaging application on each smartphone. In addition, our data regarding user geographic location for purposes of reporting the geographic location of our MAUs, DAUs, and MPUs is based on the mobile phone number associated with the account when a user initially registered the account on LINE. The phone number may not always accurately reflect a user’s actual location at the time of user engagement on our platform. See “Item 3.D. Risk Factors — Certain of our user metrics are subject to inherent uncertainties in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.”

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

The consolidated statement of financial position data as of December 31, 2016 and 2017 and the consolidated statement of profit or loss data for the years ended December 31, 2015, 2016 and 2017 have been derived from our audited consolidated financial statements and related notes included in this annual report. The consolidated statement of financial position data as of December 31, 2013, 2014 and 2015 and the consolidated statement of profit or loss data for the years ended December 31, 2013 and 2014 have been derived from our audited consolidated financial statements and related notes not included in this annual report. These audited consolidated financial statements and the related notes have been prepared in accordance with IFRS as issued by the IASB.

The information set forth below is not necessarily indicative of the results of future operations.

Consolidated Statement of Profit or Loss Data

	For the year ended December 31,
	2013	2014	2015	2016	2017
	(in millions of yen, except share and per share data)
Revenues and other operating income:
Revenues	¥39,586	¥86,366	¥120,406	¥140,704	¥167,147
Other operating income	69	296	474	5,892	12,011

Total revenues and other operating income	39,655	86,662	120,880	146,596	179,158

Operating expenses:
Payment processing and licensing expenses	(9,606)	(20,598)	(28,742)	(29,781)	(29,589)
Employee compensation expenses	(8,490)	(18,289)	(35,572)	(39,445)	(42,469)
Marketing expenses	(17,202)	(18,069)	(16,596)	(11,833)	(15,477)
Infrastructure and communication expenses	(2,537)	(4,492)	(7,712)	(7,770)	(9,087)
Authentication and other service expenses	(4,914)	(7,874)	(12,133)	(14,394)	(24,906)
Depreciation and amortization expenses	(1,330)	(2,370)	(3,733)	(5,100)	(7,149)
Other operating expenses	(3,313)	(8,555)	(14,432)	(18,376)	(25,403)

Total operating expenses	(47,392)	(80,247)	(118,920)	(126,699)	(154,080)

Profit (loss) from operating activities	(7,737)	6,415	1,960	19,897	25,078
Finance income	67	86	71	87	257
Finance costs	(39)	(137)	(106)	(65)	(26)
Share of loss of associates and joint ventures	(243)	(167)	(205)	(833)	(6,321)
Gain (loss) on foreign currency transactions, net	(373)	66	(520)	(43)	(818)
Other non-operating income	7	—	157	9	1,963
Other non-operating expenses	—	—	(1,887)	(1,062)	(1,988)

Profit (loss) before tax from continuing operations	(8,318)	6,263	(530)	17,990	18,145
Income tax benefits (expenses)	648	(7,151)	146	(8,904)	(9,922)

Profit (loss) for the period from continuing operations	(7,670)	(888)	(384)	9,086	8,223
Profit (loss) from discontinued operations, net of tax	1,279	2,892	(7,588)	(1,982)	(13)

Profit (loss) for the period	(6,391)	2,004	(7,972)	7,104	8,210

Attributable to:
The shareholders of the Company	(764)	4,207	(7,582)	6,763	8,078
Non-controlling interests	(5,627)	(2,203)	(390)	341	132

	For the year ended December 31,
	2013	2014	2015	2016	2017
	(in millions of yen, except share and per share data)
Earnings per share:
Basic profit (loss) for the period attributable to the shareholders of the Company	¥(4.36)	¥24.05	¥(43.33)	¥34.84	¥36.56
Diluted profit (loss) for the period attributable to the shareholders of the Company	(4.36)	22.14	(39.12)	31.48	34.01
Earnings per share from continuing operations
Basic profit (loss) from continuing operations attributable to the shareholders of the Company	(11.67)	7.52	0.04	45.05	36.62
Diluted profit (loss) from continuing operations attributable to the shareholders of the Company	(11.67)	6.92	0.03	40.70	34.06
Earnings per share from discontinued operations
Basic profit from discontinued operations attributable to the shareholders of the Company	7.31	16.53	(43.37)	(10.21)	(0.06)
Diluted profit from discontinued operations attributable to the shareholders of the Company	7.31	15.22	(39.15)	(9.22)	(0.05)

Basic weighted average shares outstanding	174,992,000	174,992,000	174,992,000	194,083,995	220,945,548

Diluted weighted average shares outstanding	174,992,000	190,024,846	193,797,566	214,874,008	237,552,706

Consolidated Statement of Financial Position Data

	As of December 31,
	2013	2014	2015	2016	2017
	(in millions of yen)
Cash and cash equivalents	¥13,362	¥20,254	¥33,652	¥134,698	¥123,606
Trade and other receivables	11,625	24,223	27,248	28,167	42,892
Property and equipment	8,102	9,656	10,501	9,029	15,125
Total assets	46,522	85,664	122,159	256,089	303,439
Total liabilities	34,206	73,153	104,626	95,066	113,462
Total shareholder’s equity	12,316	12,511	17,533	161,023	189,977
Equity attributable to the shareholders of the Company	10,727	12,496	17,743	160,834	185,075
Equity attributable to non-controlling interests	1,589	15	(210)	189	4,902

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

Period	Average(1)	Period End	High	Low
	(¥ per US$1.00)
2013	98.00	105.25	105.25	86.92
2014	106.63	119.85	121.38	101.11
2015	121.02	120.27	125.58	116.78
2016	109.16	116.78	121.06	100.07
2017	111.92	113.30	117.68	107.72
October	112.91	113.63	113.92	111.72
November	112.82	112.30	114.25	111.00
December	112.94	112.69	113.62	111.88
2018 (through March 23)	108.48	104.83	113.18	104.83
January	110.87	109.31	113.18	108.38
February	107.97	106.62	110.40	106.10
March (through March 23)	106.09	104.83	106.91	104.83

(1)	Calculated by averaging the exchange rates on the last business day of each month during the respective periods.

Item 3.B.	Capitalization and Indebtedness

Not applicable

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable

Item 3.D.	Risk Factors

If we fail to retain existing users or add new users, or if our users decrease their level of engagement with LINE, our revenue, financial results and business may be significantly harmed.

The size of our user base and our users’ level of engagement are critical to our success, and our financial performance has been and will continue to be significantly determined by our success in adding, retaining and engaging active users. From our inception, we experienced our largest user growth in Japan, Taiwan, Thailand and Indonesia. The growth rate of our users in such markets, including in Japan where we generate a substantial majority of our revenues, has declined over time as the size of our user base has increased and as we achieved higher penetration rates in those markets. Our monthly active users (“MAUs”) in Japan were 58 million in December 2015, 66 million in December 2016 and 73 million in December 2017. Starting in the second quarter of 2017, we have also experienced a decrease in the number of our MAUs in Indonesia, and our aggregate MAUs in Taiwan, Thailand and Indonesia were 87 million in December 2015, 101 million in December 2016 and 94 million in December 2017. In part due to refocusing of our marketing efforts on these key countries in line with our increased emphasis on monetization in markets where we have achieved leading market positions, we have experienced a significant decrease in total MAUs outside of the four countries, and there may be further decreases in the future.

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

•	we fail to provide adequate customer service to users or advertisers or maintain relationships with key platform partners such as mobile game developers;

•	there are increased user concerns related to privacy and information sharing, safety or security;

•	there are adverse changes in our products or services that are mandated by legislation, regulatory authorities or legal proceedings;

•	technical or other problems prevent us from delivering our products and services in a rapid and reliable manner or otherwise negatively affect user experience; or

•	we fail to maintain our brand image or our reputation is damaged.

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

Our ability to monetize our user base and user engagement is critical to our business and financial performance. We plan to continue to invest in product development and explore additional monetization opportunities in our largest markets such as Japan, Taiwan, Thailand and Indonesia and in other markets, but there is no guarantee that these efforts will be successful. For example, users and advertisers in certain markets are not as familiar with new forms of digital advertising, such as our Official Accounts and Sponsored Stickers, as well as LINE Timeline Ads and LINE NEWS Ads. In newer markets, we are investing to convince users and advertisers of the benefits of our products and services. However, we expect that monetizing efforts in many of these new markets may require a significant investment of time and resources, which may not result in sufficient, or any, returns to recover such investment.

As part of our business strategy, we are seeking ways to increase our revenue by selectively introducing commissions and other charges with respect to our existing products and services that are currently offered for free, as well as adding new advertising services and developing other new revenue generating products and services. However, there is no guarantee that our efforts to further monetize our products and services will be successful in generating significant new revenues or profits. Furthermore, our monetization efforts could have a negative effect on user engagement and user base growth if such efforts discourage users from using our products and services. In addition, our competitors may introduce new revenue models in the future, and if such new revenue models are perceived as offering a better value proposition to users than the models that we currently use or plan to implement, our customers may switch to our competitors’ products and services. If our monetization efforts are not as successful as we anticipate, we may not be able to maintain or grow our revenues, and our business, financial condition and results of operations could be adversely affected.

Our business operates in an industry that is highly competitive, and competition presents an ongoing threat to the success of our business.

We compete against various companies to attract and engage users, some of which have greater financial resources and substantially larger user bases. We face direct competition from mobile messaging service providers such as Facebook’s WhatsApp and Messenger, Tencent’s WeChat, Snapchat, Telegram Messenger and BlackBerry Messenger, as well as mobile messaging services for specific operating platforms such as Apple’s iMessage. We also face significant competition in almost every aspect of our business, including from companies such as Facebook, Google, Snap, Twitter and Yahoo Japan, which offer a variety of social network services and products as well as online advertising services. We also face competition from game companies, mobile telecommunications and payment companies, e-commerce companies, music and video streaming companies, artificial intelligence companies and other internet-related companies that offer products and services that may compete with specific features of the LINE messaging service or other applications that we offer. We also compete with traditional and online media businesses for a share of advertisers’ budgets and in the development of the tools and systems for managing and optimizing advertising campaigns. As we introduce new products and our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition.

Scale benefits and other advantages may allow our competitors to respond more effectively than us to a rapidly evolving environment in the mobile internet industry, including industry consolidation that may result in increased competition. Our competitors may develop products, features or services that are similar to ours or that achieve greater market acceptance, may undertake more far-reaching and successful product development efforts or marketing campaigns, or may adopt more aggressive pricing policies. In addition, platform partners may use information shared by our users through the LINE platform in order to develop products or features that compete with us. Certain competitors, including Facebook and Google, could use strong positions in one or more markets to gain competitive advantages against us in areas where we operate including: by integrating competing messaging applications or features into products they control such as social networking platforms, search engines, web browsers or mobile device operating systems; by making strategic acquisitions; or by making access to LINE more difficult. As a result, our competitors may acquire and engage users at the expense of our user base or our users’ engagement with our products and services, which may negatively affect our business, financial condition and results of operations.

We may not be successful if we are not able to develop new products and services in a timely and cost-effective manner that address rapidly evolving user preferences, and any new products and services we develop may expose us to new risks.

We compete in a highly competitive industry characterized by rapidly changing products and services, evolving industry standards and continual improvements in performance characteristics and product features. Rapidly evolving user preferences may lead to certain products and services becoming less competitive, or even obsolete. Accordingly, our success depends greatly on our ability to anticipate and respond to emerging user preferences and demands by ensuring continuing and timely development of new, as well as enhancements to existing, products and services. In order to respond to such preferences and demands, we may develop and introduce new products and services, including in areas where we have little or no prior development or operating experience. For example, in recent years, we have focused our business strategy on developing and strengthening our capabilities in artificial intelligence (“AI”), and we launched our AI platform called “Cloud Virtual Assistant (or “Clova”)” in March 2017. Clova is a next-generation AI platform that enables voice interfaces to process a wide range of real-world inputs and deliver our products and services in a coherent and optimized manner. Through smart speakers launched in the fourth quarter of 2017, our users carry out a natural conversation with Clova in engaging in a wide range of products and services offered by us and other third-party service providers. We expect to expend significant time and resources in marketing our Clova-integrated smart speakers in 2018 as well as develop and launch new products and services to be offered on the Clova ecosystem that are designed to further enrich our users’ daily lives.

Some of our strategic initiatives may not directly or immediately generate revenue, but we expect they will enhance our attractiveness to users, platform partners and advertisers as well as contribute to increasing our active user base. Our new products and services may bring us into contact, directly or indirectly, with entities that are not within our traditional customer base or result in competing with entities that are our existing business partners. We may also enter into new business areas that require a number of licensing or registration requirements, as well as subject us to additional regulations applicable to the relevant industry. For example, in order to pursue additional investment opportunities in financial services companies and other fintech businesses, we established a wholly-owned subsidiary, LINE Financial Corporation, in January 2018. LINE Financial Corporation plans to selectively pursue investment opportunities that we believe will further enhance our capabilities in the financial industry domain.

Any of these activities could expose us to new risks, including additional regulatory scrutiny as well as credit-related and other operational risks, including inventory risk for our unsold products. We have previously developed and introduced new products and services or entered into new business areas that did not lead to the results we anticipated, which may again occur in the future. There can be no assurance that we will succeed in developing products and services that eventually become widely accepted, that we will be able to timely release products and services that are commercially viable, or that we will establish ourselves as a successful player in a new business area. Our inability to do so would have an adverse impact on our business, financial condition and results of operations.

Japan is our largest market in terms of revenue, and our current business and future growth could be materially and adversely affected if we experience a decline in users or user engagement in Japan.

We are incorporated in Japan, and Japan is our largest market in terms of revenue. We also have the broadest product and service offerings in Japan, and we generated 70.4%, 71.7% and 72.6% of our revenues in Japan in 2015, 2016 and 2017, respectively. We expect to continue to derive a substantial portion of our revenues from Japan in the near future. In general, a higher proportion of LINE users in Japan are paying users than LINE users in other countries, and our continuing growth will depend, at least in part, on maintaining or increasing revenues from users in Japan. In recent quarters, our active user growth rate in Japan has slowed, and our business performance in Japan will increasingly depend on our ability to increase the level of user engagement and our ability to further monetize users’ engagement with LINE. Our current business and future growth could be materially and adversely affected if we experience a decline in users or user engagement in Japan.

Due to the importance of the Japanese market to our business, we are also subject to macroeconomic risks specific to Japan. See “— A downturn in macroeconomic conditions may result in reduced demand for our products and services.”

We generate a substantial portion of our revenues from our advertising products. The loss of our advertisers, reduction in spending by our advertisers or failure to achieve market acceptance of new advertising products and services could negatively affect our business.

We generate a substantial portion of our revenues from third parties advertising on the LINE platform, as well as from advertising on our livedoor and NAVER Matome (“Matome”) portals. As is common in the industry, our advertisers typically do not have long-term advertising commitments with us. Many of our advertisers spend only a relatively small portion of their overall advertising budget with us. In addition, some of our advertisers may view our products, such as Official Accounts, as experimental or unproven. Advertisers may not continue to do business with us, or they may reduce the prices or spending they are willing to pay to advertise with us, if we do not deliver advertisements and other commercial content in an effective manner, or if they do not believe that their investment in our advertising products and services will generate a competitive return relative to alternative methods of advertising.

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

Our advertising revenue could also be adversely affected by a number of other factors, including:

•	decreases in the number of active users and their engagement;

•	our inability to improve our analytics and measurement solutions that demonstrate the value of advertising on LINE or our portals;

•	our inability to create new products or services that sustain or increase the value of advertising on LINE or our portals;

•	product changes we may make that reduce the frequency or relative prominence of advertisements and other commercial content delivered through the LINE platform or our portals;

•	our inability to increase the relevance of targeted ads shown to users;

•	our inability to increase advertisers’ demand and inventory;

•	loss of advertising market share to our competitors;

•	adverse legal developments relating to advertising;

•	failure to maintain partnerships with third-party entities that license key advertising technology necessary to deliver certain advertisements on the LINE platform;

•	adverse changes in the way online advertising on personal computers or mobile devices is priced;

•	the degree to which users opt out of certain types of targeted ads;

•	the impact of new technologies that could block or obscure the display of some types of advertisements and other commercial content; and

•	the impact of macroeconomic conditions and conditions in the advertising industry in general.

The occurrence of any of these or other factors could result in a reduction in demand for advertisements, which may reduce the prices we receive for our advertisements or cause advertisers to stop advertising with us altogether, either of which would negatively affect our business, financial condition and results of operations.

We generate a substantial portion of our revenues from a small number of mobile games offered on the LINE platform, whether developed internally or by third-party game developers. We must continue to offer games that attract and retain a significant number of users, or otherwise our business, financial condition and results of operations could be negatively affected.

We offer various games on our LINE platform through Apple App Store and Google Play, and they accounted for a significant portion of our revenues in 2015, 2016 and 2017. As of December 31, 2017, we offered 45 games, of which 40 games were developed by third-party game developers and five games were developed by us. Accordingly, we believe that maintaining successful partnerships with, and the ability to attract and select from, third-party game developers are critical to our success. Existing and prospective mobile game developers may not be successful in developing games that create and maintain user engagement. Additionally, although our general policy is to enter into new contractual arrangements with third-party game developers to become the exclusive distributor of their games in a particular market, to the extent such arrangements are not yet in place, developers may choose to provide their content on other platforms, including mobile platforms controlled by our competitors, rather than offering them on the LINE platform. Our failure to maintain good relationships with third-party game developers or attract new developers could adversely affect our business, financial condition and results of operations.

Historically, we have depended on a small number of games for a majority of our mobile game revenues, and we expect that this dependence will continue for the foreseeable future. Our growth depends on our ability to consistently launch new games, whether developed internally or by third-party game developers, that achieve significant popularity, as well as to upgrade popular games with new features that our users find attractive. It is difficult to anticipate user preferences or demand, particularly as we procure new games in new genres or new markets, and constant enhancement requires the investment of significant resources. In recent years, our revenues from LINE Games have declined, with total MAUs steadily decreasing from 39 million in December 2014 to 20 million in December 2017. As a relatively small portion of our players account for a large portion of our revenues from LINE Games, we must constantly seek new ways to convert non-paying players into paying players and attract and retain paying players. However, the success and performance of new and existing games is volatile and difficult to predict. If we fail to offer attractive in-game items, make unpopular changes to existing in-game items or offer games that do not encourage purchases of in-game items or upgrades of game versions, or if we fail to successfully launch new games that attract and retain a significant number of users or if upgrades and launches of new titles are delayed, revenues from our games will decrease and our business, financial condition and results of operations could be materially harmed.

In order to more effectively respond to rapidly changing industry trends, we adjusted our strategy in recent years to devote additional resources to game development and publishing in addition to providing game distribution services. In June 2017, to further enhance our mobile game development and publishing capabilities, we established a wholly-owned subsidiary in Korea dedicated to game development and publishing called LINE Games Corporation. In July 2017, LINE Games Corporation acquired a 51.0% interest in NextFloor Corporation, a mobile game development company in Korea. As of December 31, 2017, NextFloor Corporation has published or developed ten games that are distributed through Apple App Store and Google Play. See Note 29 of the notes to our annual consolidated financial statements. We may not be able to effectively execute our game development and publishing strategy, which requires anticipating changing consumer tastes and preferences, retaining and motivating talented online game developers and adopting new technologies. The development, launch and continued publishing of a new game often require significant acquisition or development fees, marketing and sales expenses and server hosting-related fees. Our newly-launched games could also cause our users to reduce their playing time and purchases of in-game items in our existing games.

We generate a substantial portion of our revenues from our sale of Stickers, which is an evolving market, and if the popularity of Stickers declines from its current level in Japan or is not widely replicated in other markets, our business and future growth could be negatively affected.

We generate a substantial portion of our revenues from the sale of Stickers featuring characters developed by us as well as licensed from third parties, including our users who design Stickers to be sold on LINE Creators Market. The sale of Stickers is an evolving market, and the growth of the market for Stickers and the level of demand for, and market acceptance of, our Stickers are subject to a high degree of uncertainty. In particular, a substantial majority of revenues from the sale of our Stickers has been derived from sales in Japan, and there can be no assurance that such products will achieve a similar level of market acceptance elsewhere. Over time, users in Japan may also lose interest in purchasing new Stickers. Accordingly, revenue growth from our sale of Stickers depends to a large extent on our ability to consistently launch new and different types of Stickers that achieve significant popularity and effectively respond to changes in consumer demographics and public tastes and preferences. We also depend on third-party character developers and licensors for content that accounts for a substantial portion of our Sticker sales, and we expect that this dependence will continue for the foreseeable future. A decline in the popularity of our Stickers would negatively affect our business, financial condition and results of operations.

We plan to continue expanding our global operations into markets in which we have limited operating experience and, as a result, may become subject to increased business and economic risks, which could adversely affect our business, financial condition and results of operations.

We believe LINE is the leading mobile messaging application in Japan, Taiwan and Thailand in terms of number of users, and we have obtained substantial numbers of users in other parts of the world, including Indonesia, Korea, the United States, Vietnam, Saudi Arabia and Malaysia. We expect to continue to expand our offerings of products and services in our key markets. However, expansion of our operations abroad may be difficult due to the presence of established competitors in such markets. In addition, managing our business and expanding our operations globally require considerable management attention and resources and are subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems and commercial markets. Global expansion has required and will continue to require us to invest significant funds and other resources, and there can be no assurance that we will successfully achieve our growth objectives.

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

•	recruiting and retaining talented and capable employees in foreign countries and maintaining our corporate culture across all of our offices;

•	different levels of telecommunications infrastructure in developing countries that may create challenges in offering our products and services;

•	integrating local payment processing systems;

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

Since its introduction in June 2011, LINE has rapidly grown into a global platform for mobile messaging services and content distribution, and we believe that the LINE brand has significantly contributed to the success of our business. We also believe that maintaining and enhancing our brand is critical to expanding our user base, platform partners and advertisers. Many of our new users are referred by existing users, and therefore we strive to ensure that our users are satisfied with our products and services and otherwise remain favorably inclined toward LINE. Maintaining and enhancing our brand will depend largely on our ability to continue to provide simple, user-friendly, reliable and innovative products and services, which we may not do successfully. We may introduce new products or terms of service that users do not like, which may negatively affect our brand. It may also negatively affect our brand if users do not have a positive experience using our platform partners’ applications offered on LINE as well as websites linked with LINE. We have in the past experienced, and we may continue to experience, media, legislative or regulatory scrutiny of our decisions regarding user privacy or other issues, including our measures to protect minors, which may adversely affect our reputation and brand. We may also fail to provide adequate customer service, which could erode confidence in our brand. Our brand may also be negatively affected by attacks from our competitors, by negative publicity about the actions of users that are deemed to be hostile, illegal or inappropriate to other users, by third-party content providers acting inappropriately with respect to the LINE platform, by users acting under false identities, by any regulatory developments designed to address such risks, or due to legal proceedings. Maintaining and enhancing our brand may require us to make substantial investments and these investments may not be successful. If we fail to successfully promote and maintain the LINE brand or if we incur excessive expenses in this effort, our business, financial condition and results of operations may be adversely affected.

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

We have incurred significant operating losses in the past. We recorded loss for the year of ¥7,972 million in 2015, although we recorded profit for the year of ¥7,104 million in 2016 and ¥8,210 million in 2017. Although our revenues have grown over the years, from ¥120,406 million in 2015 to ¥140,704 million in 2016 and ¥167,147 million in 2017, our revenue growth rate has slowed in recent years and may do so in the future due to a variety of factors. We believe that our future revenue growth will depend on, among other factors, our ability to attract new users while retaining current users, increase user engagement and advertisement engagement, increase our brand awareness, compete effectively, maximize our sales efforts, demonstrate a positive return on investment for advertisers and successfully develop and operate new products and services. Accordingly, you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future revenue growth.

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

•	successfully expand our business and enhance the LINE brand globally;

•	continue to develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage globally;

•	convince advertisers of the benefits of our advertising products and services compared to alternative forms of advertising;

•	develop and deploy new features, products and services in a timely manner and the market acceptance of such offerings;

•	cost-effectively manage and grow our operations;

•	attract and maintain platform partners’ interest in building on the LINE platform;

•	attract, retain and motivate talented management and employees, particularly software engineers, designers and product managers;

•	process, store, protect and use personal data in compliance with governmental regulations, contractual obligations and other obligations related to privacy and security; and

•	defend ourselves against litigation and regulatory, intellectual property, privacy or other claims.

Failure to adequately address the risks and challenges associated with this market may adversely affect our business, financial condition and results of operations.

Our acquisitions and investments may not be successful in achieving their intended goals and could harm our business, financial condition and results of operations.

Our success will depend, in part, on our ability to expand our products and services, and grow our business in response to changing technologies, user and advertiser demands, and competitive pressures. In some circumstances, we may decide to do so through the acquisition of complementary businesses and technologies rather than through internal development. The identification of suitable acquisition candidates can be difficult, time-consuming and costly, and we may not be able to successfully complete identified acquisitions. We have limited experience acquiring other businesses, and our ability to acquire and integrate other companies and assets, particularly larger or more complex companies, products, or technologies, in a successful manner remains subject to uncertainty.

Any completed acquisitions may not achieve their intended goals and could be viewed negatively by users, platform partners, advertisers or investors. For example, we acquired assets of MixRadio, a mobile music streaming service, from Microsoft in March 2015, but after careful assessment of the overall performance of MixRadio, the financial challenges posed by the music streaming market, changing market conditions, an increase in the cost of maintaining the business and a shift in our overall priorities, our board of directors approved the abandonment of our MixRadio business that became effective on March 21, 2016. For more information, see Note 11 and Note 23 of the notes to our annual consolidated financial statements.

The risks we face in connection with acquisitions and investments also include:

•	diversion of management time and focus from operating our business to addressing acquisition and integration challenges;

•	challenges associated with the integration of product development and sales and marketing functions of the acquired company;

•	challenges associated with the retention of key employees from the acquired company;

•	cultural and operational challenges associated with integrating employees from the acquired company into our organization;

•	challenges associated with the integration of the acquired company’s accounting, management information, human resources and other administrative systems;

•	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition may have lacked effective controls, procedures and policies;

•	liability for activities of the acquired company before the acquisition, including intellectual property infringement claims;

•	unanticipated write-offs or charges or impairment of goodwill;

•	recognition of our share of loss of associates and joint ventures that are accounted for under the equity method; and

•	litigation or other claims in connection with the acquired company, including claims from terminated employees, customers, former shareholders or other third parties.

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

We are dependent on the interoperability of LINE with popular mobile operating systems, such as Android and iOS, and, to a lesser extent, web browsers, such as those for Windows and Mac OS, that we do not control. Any changes in such operating systems or web browsers that degrade the functionality of our products or services or give preferential treatment to our competitors’ products or services could adversely affect usage of our products and services. In addition, if the number of platforms for which we develop our products or services expands, it will result in an increase in our operating expenses.

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

We use our internal data to calculate our MAUs, DAUs and MPUs. See “Conventions Used in This Annual Report” for definitions of such user metrics. While these numbers are based on what we believe to be reasonable estimates of our active user and paying user base for the applicable period of measurement, there are inherent challenges in measuring usage of our products and services across large online and mobile populations around the world. For example, each LINE account is linked to a mobile phone number and there may be multiple LINE accounts held by the same person if the person carries multiple smartphones and has chosen to download a LINE application on each smartphone.

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

As the number of our users increases and as our users generate and transmit increasing volumes of content, including photos, videos and music, we may be required to expand and adapt our technology and infrastructure to continue to reliably store and service such content. It may become increasingly difficult to maintain and improve the performance of our products and services, especially during peak usage times, as our products and services become more complex and our user traffic increases. In addition, we cannot provide assurance that we will be able to expand our data center infrastructure to meet user demand in a timely manner, or on favorable economic terms. If our users are unable to readily access LINE or access is disrupted, users may seek other service providers instead, and may not return to LINE or use LINE as often in the future. This would negatively impact our ability to attract users, platform partners and advertisers and increase engagement of our users. We expect to continue to make significant investments to maintain and improve the capacity, capability and reliability of our infrastructure. To the extent that we do not effectively address capacity constraints, upgrade our systems as needed or continually develop our technology and infrastructure to accommodate actual and anticipated changes in our users’ needs, our business, financial condition and results of operations may be harmed.

If our security measures are breached, or if our products and services are subject to attacks that disrupt or deny the ability of users to access our products and services, our products and services may be perceived as not being secure and users and advertisers may curtail or stop using our products and services.

Our products and services involve the storage and transmission of large amounts of users’ and advertisers’ confidential information, and security breaches expose us to a risk of loss of this information, which may lead to improper use or disclosure of such information, ensuing potential liability and litigation, any of which could harm our reputation and adversely affect our business. From time to time, we experience cyber-attacks of varying degrees. Although there has been no material instance where an unauthorized party was able to obtain access to our data or our users’ or advertisers’ data, there can be no assurance that we will not be vulnerable to cyber-attacks in the future. Our security measures may also be breached due to employee error, malfeasance or otherwise. Given the rapid development and scope of the services we offer, including those developed in conjunction with third parties, instituting appropriate access controls and safeguards across all our services is challenging. Furthermore, outside parties may attempt to fraudulently induce employees, users or advertisers to disclose sensitive information in order to gain access to our data or our users’ or advertisers’ data or accounts, or may otherwise obtain access to such data or accounts. In addition, some platform partners may store information provided by our users through applications on the LINE platform or websites linked with LINE. If these third parties or platform partners fail to adopt or adhere to adequate data security practices or fail to comply with our terms and policies, or in the event of a breach of their networks, our users’ data may be improperly accessed or disclosed.

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

•	introduction of new products and/or services, which may lead to higher expenses;

•	changes in the way online advertising is priced;

•	non-recurring transactions and related accounting and tax implications therefrom, as well as changes to accounting principles applicable to our business;

•	unforeseen contingencies, such as adverse litigation judgments, settlements or other litigation-related costs;

•	fluctuations in currency exchange rates and changes in the proportion of our revenue and expenses denominated in foreign currencies; and

•	changes in business or macroeconomic conditions.

We may not be able to effectively manage our growth, which would harm our business and profitability.

We continue to experience growth in our personnel and operations, which will continue to place significant demands on our management and operational and financial infrastructure. We face significant competition for qualified staff, particularly software engineers, designers and product managers, from other internet and high-growth technology companies, and we may not be able to hire new employees quickly enough to meet our needs. As we continue to grow, we are subject to the risks of over-hiring, overcompensating our employees and over-expanding our operating infrastructure, and to the challenges of integrating, developing and motivating a rapidly growing employee base in various countries around the world. As our organization continues to grow and we are required to implement more complex organizational management structures, we may find it increasingly difficult to maintain the strengths of our corporate culture, including our ability to quickly develop and launch new products and services. If we fail to effectively manage our hiring needs and successfully integrate our new hires, our employee morale, productivity and retention could suffer.

We also expect to continue to invest in our infrastructure in order to enable us to provide our products and services rapidly and reliably to users around the world, including in countries where we do not expect significant near-term monetization. Continued growth could strain our ability to maintain reliable service levels for our users and advertisers, develop and improve our operational, financial, legal and management controls, and enhance our reporting systems and procedures. As a public company, we incur significant legal, accounting and other expenses that we did not incur as a private company. Managing our growth will continue to require significant expenditures and allocation of valuable management resources. If we fail to achieve the necessary level of efficiency in our organization as it grows, our business, financial condition and results of operations would be harmed.

Our LINE mobile payment service may subject us to additional regulatory requirements and other risks that could be costly and difficult to comply with or that could harm our business.

As part of our efforts to diversify payment options available to LINE users, we launched LINE Pay, our mobile payment service application, in December 2014. LINE Pay enables our users to register their credit cards and make payments, regardless of their mobile carrier, on LINE Store and a number of select online and offline partner retail stores. Depending on location, our users can also transmit funds to each other or withdraw cash from certain banks within their respective countries through LINE Pay by linking their accounts at select banks in their respective countries or adding money to their LINE Pay accounts at convenience stores or ATMs or through internet banking. We plan to continue to expand the scope of LINE Pay by selectively incorporating it into our applications and exploring local partnership and joint venture opportunities in order to enhance the convenience of our users.

Depending on how our products and services as well as payment processes evolve, we may become subject to a variety of laws and regulations in Japan and elsewhere, including those governing money transmission, payment settlement, e-commerce, electronic funds transfers, anti-money laundering, identification and counter-terrorist financing. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. We are registered as a funds transfer service provider and issuer of prepaid payment instruments for third-party businesses in Japan and elsewhere through LINE Pay Corporation, our subsidiary engaged in mobile payment service, which will generally require us to demonstrate compliance with many domestic laws in these areas. In the event that we are found to be in violation of any such legal or regulatory requirements, or there is a delay in the implementation of internal systems and controls necessary to ensure compliance with such requirements, we may be subject to monetary fines or other penalties or sanctions such as a cease and desist order, or we may be required to make product changes, any of which could have an adverse effect on our business and financial results.

In addition, we may be subject to a variety of additional risks as a result of providing mobile payment services, including:

•	increased operational costs and diversion of management time and effort and other resources to deal with fraudulent or failed transactions, customer disputes or mismanaged outsourcing relationships;

•	the impact on our relationships with existing payment processing service providers;

•	increased capital costs in building out the infrastructure;

•	potential fraudulent or otherwise illegal activity by users, platform partners, employees or third parties;

•	leakage of customers’ personal information and concerns over the use and security of collected information;

•	restrictions on the investment of consumer funds used to transact payments; and

•	additional disclosure and reporting requirements.

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

Our business is sensitive to global economic conditions and depends on demand from our user base. In addition, demand for our advertising services is primarily driven by advertising spending levels of our advertising customers in our four key markets, particularly Japan. There are many macroeconomic factors that influence consumer confidence and spending behavior, including the level of inflation and unemployment, fluctuations in energy prices and conditions in the real estate markets. While global economic conditions have generally stabilized and improved in recent years, the overall prospects for the global economy and the industry in which we operate remain uncertain. Financial markets have experienced significant volatility in recent years as a result of, among other things, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, including Syria, Iraq and Yemen, as well as the United Kingdom’s decision in June 2016 to exit from the European Union (“Brexit”). The outlook for the global economy in 2018 and beyond remains uncertain.

In recent years, the economic indicators in Japan, our largest market in terms of revenue and user base, have also shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The current administration of Prime Minister Shinzo Abe, formed in late December 2012 and re-elected in October 2017, has introduced policies to combat deflation and promote economic growth. In addition, the Bank of Japan introduced a plan for quantitative and qualitative monetary easing in April 2013 and announced a negative interest rate policy in January 2016. However, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. The impact of Brexit on the Japanese economy and on the value of the Japanese yen against currencies of other countries in which we generate revenue, in both the short and long term, is also uncertain. In addition, the occurrence of large-scale natural disasters, such as the March 2011 Great East Japan Earthquake and the related Fukushima Daiichi nuclear disaster, as well as an increase in the consumption tax rate may also adversely impact the Japanese economy, potentially impacting consumer spending and advertising spending by businesses. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our products and services and their prices.

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

A number of proposals are pending before legislative and regulatory bodies that could significantly affect our business. For example, there have been a number of recent legislative proposals in Japan that would impose new obligations in areas such as privacy and liability for copyright infringement by third parties that could affect liabilities associated with websites that publish user-generated content. An amendment to the Act on the Protection of Personal Information of Japan (the “Act on the Protection of Personal Information”) was enacted in September 2015 and was put into full effect on May 30, 2017. This amendment includes establishment of a new regulatory authority and introduction of new regulations on handling of anonymous personal data and transfer of personal information to foreign countries.

We collect personal information from our users and may expand our collection of personal information in order to comply with new and additional regulatory demands or we may independently decide to do so. Having additional personal information may subject us to additional regulation, and governmental regulators have been applying increased scrutiny to social media companies in this respect. For example, the EU General Data Protection Regulation, which extends the applicability of stringent data protection laws to all foreign companies processing the data of EU residents, will become effective in May 2018. Additionally, if third parties we work with, such as advertisers or platform partners, violate applicable laws or our policies, such violations may also put our users’ information at risk and could in turn have an adverse effect on our business. Further, it is difficult to predict how existing laws and regulations will be applied to our business and the new laws and regulations to which we may become subject, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our practices. For example, we believe that our products and services are not subject to regulations under the Act on Regulation on Soliciting Children by Using Opposite Sex Introducing Service on Internet of Japan, but there can be no assurance that we will not be subject to certain processes, administrative sanctions, fines or restrictions under such regulations in the future. Existing and proposed laws and regulations in any jurisdiction can be costly to comply with and can delay or impede the development of new products and services, result in negative publicity, significantly increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

The Payment Services Act of Japan (the “Payment Services Act”) requires entities that engage in business activities involving advance payments from customers using prepaid payment instruments, such as virtual currencies, to set aside for such customers amounts covering at least 50% of the total amount of the unused amounts or credits represented by such instruments issued as of the end of either the first or third quarter of any year (if such total amount is more than ¥10 million), either by making a deposit or by entering into guarantee or trust agreements, as well as to refund any remaining balance of virtual currencies issued, after providing at least 60 days’ prior public notice, if those entities stop selling such virtual currencies. If any of our in-game items for which we have not made a deposit or entered into a guarantee or trust agreement, is deemed a prepaid payment instrument, it may become necessary to enter into additional arrangements to comply with the Payment Services Act requirement in connection with any such in-game items. While we intend to enter into additional guarantee agreements to meet any additional deposit requirements, entering into additional guarantee agreements will require us to pay guarantee fees equal to the contractual amount times a guarantee fee rate, and there is no assurance that we will be able to enter into additional guarantee agreements on favorable terms when required, or at all. Any failure to enter into contractual arrangements on terms satisfactory to us when required may adversely affect our business, financial condition, results of operations and/or reputation.

It is also possible that governments or relevant regulators of one or more countries may seek to censor content offered on the LINE platform in their country, restrict access to LINE from their country entirely, or impose other restrictions that may affect the accessibility of LINE in their country for an extended period of time or indefinitely. For example, as of the date of this annual report, our messaging services generally remain blocked in China. In the event that access to LINE is restricted, in whole or in part, in one or more other countries, our ability to retain or increase our user base and user engagement may be adversely affected, we may not be able to maintain or grow our revenue as anticipated, and our business, financial condition and results of operations could be adversely affected.

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

Technology companies own large numbers of patents, copyrights, trademarks and trade secrets, and frequently enter into litigation based on allegations of infringement, misappropriation or other violations of intellectual property or other rights. Many such companies, including many of our competitors, have substantially larger patent and intellectual property portfolios than we do, which could make us a target for litigation as we may not be able to assert counterclaims against parties that sue us for patent or other intellectual property infringement. In addition, various “non-practicing entities” that own patents and other intellectual property rights often attempt to aggressively assert claims in order to extract payments from technology companies. From time to time we have received, and may receive in the future, claims from third parties which allege that we have infringed upon their intellectual property rights. Furthermore, from time to time we may introduce new products and services, including in areas where we currently do not have an offering, which could increase our exposure to patent and other intellectual property claims from competitors and non-practicing entities. Some of our agreements with advertisers, platform partners and data partners require us to indemnify them for certain intellectual property claims against them, which could require us to incur considerable costs in defending such claims, and may require us to pay significant damages in the event of an adverse ruling. Such advertisers, platform partners and data partners may also discontinue use of our products, services and technologies as a result of injunctions or otherwise, which could result in loss of revenue and adversely impact our business.

As we face increasing competition and gain an increasingly high profile, patents and other intellectual property claims against us may grow. There may be intellectual property or other rights held by others, including issued or pending patents, that cover significant aspects of our products and services, and we cannot be sure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. Any claim or litigation alleging that we have infringed or otherwise violated intellectual property or other rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurance that favorable final outcomes will be obtained. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology or discontinue use of the technology. The development or procurement of alternative non-infringing technology could require significant effort and expense or may not be feasible. An unfavorable resolution of any disputes and litigation could adversely affect our business, financial condition and results of operations.

Fluctuation of the value of the Japanese yen against certain foreign currencies may have a material adverse effect on the results of our operations.

Some of our foreign operations’ functional currencies are not the Japanese yen, and the financial statements of such foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. In 2015, 2016 and 2017, 29.6%, 28.3% and 27.4%, respectively, of our revenues were derived from markets outside of Japan, and we expect that an increasing portion of our revenues and expenses in the future will be denominated in currencies other than the Japanese yen. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies in which we conduct our business. We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables, and our overseas subsidiaries seek to conduct business transactions in the local currency of the respective market in which the transactions occur. When deemed appropriate, we also selectively use derivative contracts, primarily foreign currency forward contracts. However, there can be no assurance that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations, and fluctuation of the Japanese yen against certain foreign currencies may have a material adverse effect on our results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of our foreign currency exposure and sensitivity analysis.

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

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces certain laws and regulations (“OFAC Sanctions”) that impose restrictions upon U.S. persons regarding dealings with or related to certain countries and territories, governments, entities and individuals. Even though non-U.S. persons generally are not always directly bound to comply with OFAC Sanctions, in recent years, OFAC has asserted that such non-U.S. persons can be held liable for violations of OFAC Sanctions on various legal grounds, such as with respect to dealings in U.S. goods, services, or technology, or involving U.S. parties, causing violations by U.S. persons, or by engaging in transactions completed in part in the United States. In addition to the OFAC Sanctions, the United States maintains numerous secondary sanction programs that provide authority for the imposition of U.S. sanctions on foreign parties that engage in certain dealings with Iran and other U.S. sanctions targets regardless of whether there is a nexus to the United States. Following the occurrence on January 16, 2016 of “Implementation Day” of the Joint Comprehensive Plan of Action between the “P5+1” countries (including the United States) and Iran, pursuant to which Iran agreed to limits on its nuclear program and the P5+1 countries agreed to provide certain sanctions relief, secondary sanctions targeting Iran have been narrowed but not eliminated. For example, non-U.S. persons can still be sanctioned for engaging in dealings with certain persons on OFAC’s Specially Designated Nationals (“SDN”) list.

The European Union also enforces certain laws and regulations (“EU Sanctions”) that impose restrictions upon nationals and entities of, and business conducted in, European Union member states with respect to activities or transactions with certain countries, governments, entities and individuals that are the subject of EU Sanctions. The United Nations Security Council and other governmental entities also impose similar sanctions.

The global nature of our business subjects us to the laws and regulations of various jurisdictions. Our significant international operations also expose us to economic sanctions risk and our continued expansion may increase the risk of violation of applicable economic sanctions laws and regulations. We intend our operations to comply with all applicable economic sanctions. Personal communications services are generally given favorable treatment under a number of economic sanctions regimes. However, given the global nature of our business, the fact that our business extends beyond personal communications services and the complexity and lack of certainty regarding the scope of some countries’ laws, there can be no assurance that our efforts to comply with all applicable economic sanctions and embargo laws and regulations will be completely effective to detect and prevent violations. There can also be no assurance that we will be in compliance with all applicable economic sanctions laws and regulations in the future. Such a violation could result in reputational damage, civil or criminal penalties or the imposition of sanctions against us or our affiliates, all of which could have a material adverse effect on our business, financial condition and reputation.

LINE can be used in some countries and regions that are the subject of trade embargos and other economic sanctions (such as Iran), and we may have individual users who are the target of sanctions. We screen our counterparties, banks, agents, suppliers and other business supporters against OFAC’s SDN list prior to engaging or dealing with them, but we do not have a system in place to screen users of our services against OFAC’s SDN list and, accordingly, cannot guarantee that our services are not and will not be provided to SDNs.

We had approximately 1.7 million MAUs in Iran in December 2017, and our business with Iran represented approximately 0.02% of our revenues in 2017, which consisted primarily of sales of Stickers and in-game items in the ordinary course of business. On May 5, 2016, we launched a website containing media content directed at users in Iran. In February 2017, LINE PLAY Corporation, which is owned by LINE Plus Corporation, our wholly-owned subsidiary in Korea, established a local branch in Iran, which subsequently ceased all operations and remains closed as of December 31, 2017. LINE Plus Corporation met with officials from a governmental research institute in Iran in conjunction with our market research initiatives in Iran, and in January 2017, entered into a two-month research contract with the Iran Telecommunication Research Center (ITRC) to gain a better understanding of the Iranian mobile market and relevant regulatory considerations. We did not generate any revenue from the contract, which expired in 2017.

NAVER Corporation, which owns more than 70% of the outstanding shares of our common stock, has substantial control over important corporate matters, and its interest may differ from those of our other shareholders.

As of December 31, 2017, NAVER Corporation owned approximately 73.4% of the outstanding shares of our common stock. As a result, NAVER Corporation exercises substantial control over matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. NAVER Corporation may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their shares of our common stock as part of a sale of our company and might ultimately affect the market prices of shares of our common stock and American Depositary Shares (“ADSs”).

We also engage in a number of related party transactions with NAVER Corporation and our affiliates. See “Item 7.B. Related Party Transactions” for a discussion of our transactions with such entities. In the event NAVER Corporation, a publicly traded company, undergoes a change of control or experiences financial and other difficulties, it may materially and adversely affect our business, financial condition and results of operations.

Our parent, NAVER Corporation, offers a variety of products and services to internet users and advertisers, and the absence of contractually delineated spheres of operations means that competition and conflicts of interest between us and NAVER Corporation could arise in the future.

NAVER Corporation is publicly listed in Korea and also provides a variety of products and services to internet users, mobile application users and advertisers. NAVER Corporation operates the largest search portal site in Korea and is actively seeking to develop products and services to enhance the experience of mobile internet users. There is no contractual agreement between us and NAVER Corporation delineating our respective spheres of operation, and each company’s development team is actively introducing new services independently of one another. Current or future products and services offered by NAVER Corporation could compete with our own. NAVER Corporation’s business operations and the lack of contractual non-competition arrangements between NAVER Corporation and us could give rise to direct competition between us and conflicts regarding allocation of business opportunities and management and investment resources.

Overlapping management and business relationships with NAVER Corporation, our parent, may adversely impact our business.

From time to time, members of our senior management have overlapping duties with NAVER Corporation. Mr. Hae Jin Lee, a director and chairman of our company, also serves as an executive officer of NAVER Corporation. In addition, one of our three corporate auditors, Mr. Jin Hee Kim, is currently an executive officer of NAVER Corporation. Such individuals have fiduciary duties to both NAVER Corporation and us under Korean and Japanese law, respectively. As a result, conflicts of interests may arise due to their dual roles, which may adversely impact our business.

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

•

the public’s reaction to our and NAVER Corporation’s press releases, other public announcements as well as filings with the Securities and Exchange Commission (the “SEC”) and the Kanto Local Finance Bureau (the “KLFB”) and timely disclosure of information required by the Tokyo Stock Exchange in our case and filings with the Korea Exchange in NAVER Corporation’s case;

•	rumors and market speculation involving us or other companies in our industry;

•	actual or anticipated changes in our results of operations or fluctuations in our results of operations;

•	actual or anticipated developments in our business, our competitors’ businesses or the competitive landscape generally;

•	litigation involving us, our industry or both, or investigations by regulators into our operations or those of our competitors;

•	developments or disputes concerning our intellectual property or other proprietary rights;

•	announced or completed acquisitions of businesses or technologies by us or our competitors;

•	new laws or regulations or new interpretations of existing laws or regulations applicable to our business;

•	changes in tax laws and regulations as well as accounting standards, policies, guidelines, interpretations or principles;

•	any significant change in our management; and

•	general economic conditions and slow or negative growth of our markets.

In addition, in the past, following periods of volatility in the overall market and the market price of a particular company’s securities, securities class action litigation has often been instituted against these companies. This type of litigation, if instituted against us, could result in substantial costs and a diversion of our management’s attention and resources.

We may be classified as a passive foreign investment company for U.S. federal income tax purposes, which could subject U.S. investors in shares of our common stock or ADSs to adverse tax consequences, which may be significant.

We will be classified as a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2017 and do not expect to be a PFIC in subsequent taxable years. PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC. Additionally, the overall level of our passive assets will be significantly affected by changes in the amount of our cash, cash equivalents and securities held for investment, each of which may be classified as passive assets under the PFIC rules.

If we were to be or become classified as a PFIC, a U.S. Holder, as defined in “Item 10.E. Taxation — United States Federal Income Taxation,” that does not make a “mark to market” election may incur significantly increased U.S. income tax on gain recognized on the sale or other disposition of shares of our common stock or ADSs and on the receipt of distributions on the shares of our common stock or ADSs to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules. We do not intend to provide holders with the information necessary to make a “QEF election” (as described in “Item 10.E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company”). Thus, a U.S. Holder seeking to mitigate the potential adverse effects of the PFIC rules should consider making a mark to market election. Additionally, if we were to be or become classified as a PFIC, a U.S. Holder of shares of our common stock or ADSs will be subject to additional U.S. tax form filing requirements, and the statute of limitations for collections may be suspended if the U.S. Holder does not file the appropriate form. See “Item 10.E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Substantial future sale of our common stock, or the perception that these sales could occur, could depress the market prices of the shares of our common stock and ADSs.

The market prices of the shares of our common stock and ADSs could decline as a result of sales of a large number of shares of our common stock or ADSs in the market, and the perception that these sales could occur may also depress the market prices of the shares of our common stock and ADSs. As of December 31, 2017, there were 3,191,000 shares of our common stock issuable upon exercise of outstanding stock options, and holders of our stock options may choose to exercise their options and sell all or a portion of their shares of our common stock on the Tokyo Stock Exchange or otherwise in Japan or abroad. As of December 31, 2017, our equity-settled and cash-settled employee stock ownership plans also held 1,007,710 shares of our common stock as treasury shares, which are granted from time to time as shares or cash (after sale of the underlying shares by the trust) as part of our share-based payments to our employees. See Note 27 of the notes to our annual consolidated financial statements. In addition, our board of directors will be able to issue and sell additional shares of our common stock within the unissued portion of our authorized share capital, generally without any shareholder vote. Any such sales could cause the prices of the shares of our common stock and ADSs to decline.

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

The requirements of being a public company may strain our resources and divert management’s attention.

As a public company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the U.S. Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), the Dodd-Frank Act, the listing standards of the New York Stock Exchange as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company, as well as the reporting requirements under the Financial Instruments and Exchange Act of Japan (the “FIEA”) and the rules of the Tokyo Stock Exchange. We also continue to prepare annual financial statements of LINE Corporation on a standalone basis in accordance with generally accepted accounting principles in Japan for Japanese reporting purposes in addition to preparing our consolidated financial statements in accordance with IFRS as issued by the IASB. Complying with these requirements is time-consuming and costly and places significant strain on our personnel, systems and resources. As a result of disclosure of information in filings and submissions required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors, shareholders or third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

As a foreign private issuer, we are permitted to rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to public U.S. companies as well as from certain disclosure requirements under the Exchange Act. This may afford less protection to holders of shares of our common stock or ADSs.

We are exempted from certain corporate governance requirements of the New York Stock Exchange by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. companies listed on the New York Stock Exchange. See “Item 16.G. Corporate Governance.” The standards applicable to us are considerably different from the standards applied to public U.S. companies. For instance, we are not required to:

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

Our parent, NAVER Corporation, controls a majority of the voting power of the outstanding shares of our capital stock, making us a “controlled company” within the meaning of the New York Stock Exchange corporate governance rules. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the New York Stock Exchange corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our remuneration committee and our nominating and corporate governance committee consist entirely of independent directors.

As a foreign private issuer, we are not subject to all of the disclosure requirements applicable to companies organized within the United States. For example, we are exempt from certain rules under the

Exchange Act that regulate disclosure obligations and procedural requirements related to the solicitation of proxies, consents or authorizations applicable to a security registered under the Exchange Act. In addition, our directors and officers are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the Exchange Act and related rules with respect to their purchases and sales of our securities. Moreover, we are not required to file periodic reports and financial statements with the SEC as frequently or as promptly as U.S. public companies. Accordingly, there may be less publicly available information concerning our company than there is for U.S. public companies.

Rights of shareholders under Japanese law may be different from rights of shareholders in other jurisdictions.

Our articles of incorporation and the Companies Act of Japan (the “Companies Act”) govern our corporate affairs. Legal principles relating to matters such as the validity of corporate procedures, directors’ and executive officers’ fiduciary duties and obligations and shareholders’ rights under Japanese law may be different from, or less clearly defined than, those that would apply to a company incorporated in any other jurisdiction. Shareholders’ rights under Japanese law may not be as extensive as shareholders’ rights under the law of other countries. For example, under the Companies Act, only holders of 3% or more of our total voting rights or our outstanding shares are entitled to examine our accounting books and records. Furthermore, there is a degree of uncertainty as to what duties the directors of a Japanese joint stock corporation may have in response to an unsolicited takeover bid, and such uncertainty may be more pronounced than that in other jurisdictions.

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

Share prices on the Tokyo Stock Exchange are determined on a real-time basis by the balance between bids and offers. The Tokyo Stock Exchange is an order-driven market without specialists or market makers to guide price formation. To prevent excessive volatility, the Tokyo Stock Exchange sets daily upward and downward price range limitations for each listed stock based on the previous day’s closing price or any “special quote,” a price indicated by the Tokyo Stock Exchange to notify investors that there are orders beyond such price that may result in a large price fluctuation. Although transactions may continue at the upward or downward limit price if the limit is reached on a particular trading day, no transactions may take place outside these limits. Consequently, an investor wishing to sell shares of our common stock at a price above or below the relevant daily limit may not be able to effect a sale at such price on a particular trading day, or at all.

Investors holding less than a full “unit” of shares will have limited rights as shareholders.

Our articles of incorporation provide that 100 shares of our common stock constitute one “unit.” As a result of the unit share system, ADS holders will only be permitted to surrender ADSs and withdraw underlying shares of our common stock constituting whole units. The Companies Act imposes significant restrictions and limitations on holders of shares of our common stock that do not constitute a whole unit. In general, holders of shares of our common stock constituting less than one unit do not have the right to vote with respect to those shares. For further discussion of the unit share system and its effect on the rights of our shareholders, see “Item 10.B. Memorandum and Articles of Association.”

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

In July 2016, we completed our initial public offering and listed our common stock on the First Section of the Tokyo Stock Exchange under the securities identification code 3938 and our ADSs, each representing one share of our common stock, on the New York Stock Exchange under the ticker symbol “LN.”

Our legal and commercial name is LINE Corporation. Our principal executive offices are located at JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, 160-0022, Japan, and our telephone number is +81-3-4316-2000. Our English website address is http://linecorp.com/en/.

Item 4.B.	Business Overview

Our Mission and Vision

Our mission is “Closing the Distance” by bringing people closer to each other as well as to a wide variety of information and services.

Our vision is to become the “smart portal” through which users can access the people, information, services, companies and brands that they choose, from anywhere they are and anytime they need to.

Overview

We are a leading global platform for mobile messaging and communication services, content distribution and services related to daily life. Our mobile messaging application, which is the foundation of our “messaging services” and operates on all major mobile operating systems, enables our users to communicate through free instant messaging, Stickers and voice and video calls and serves as a smart portal to our other applications and services. We provide users with access to a wide range of social and interactive content and services that satisfy our users’ individual needs for access to information and entertainment such as mobile games and music through our “content services,” as well as connected solutions that aim to satisfy increasingly sophisticated day-to-day needs of LINE users and further enhance their welfare, such as payment services and job posting, restaurant reservation and taxi booking services, through our “life services.” We believe that the integration on our LINE platform of content and services offers our users a convenient way to connect and have fun with their family and friends, explore and share their interests and satisfy their daily needs with greater ease, which we believe enriches the user experience and ultimately contributes to higher user loyalty, while creating value for advertisers by connecting them with their target audience using the LINE platform.

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

At the heart of our platform is the LINE mobile messaging application, which enables users to communicate with family, friends and other people they care about in the following ways:

•

We address people’s basic communication needs. We focus on serving users’ everyday communication needs by supplying easy-to-use tools, including chat, voice call and video call, with reliable and secure connectivity wherever they are. As a result, our services have already become a meaningful part of the daily lives of many of our users.

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

•

We make communication more enriching and expressive. We are a pioneer in the creation and design of Stickers, our larger and more expressive version of emoticons. Users can express their emotions or actions by sending a single Sticker instead of a thread of plain text. We believe that Stickers have made communication more convenient, creative and enriching.

Our user engagement is driven by such communication being coupled with activities that are an indispensable part of users’ daily lives. LINE has evolved into an extensive platform that provides not only the ability to communicate but also access to a wide range of localized entertainment content and services related to daily life, such as games, video, music, camera and news applications, offering our users richer experiences. With an increasing amount of activity on the internet being conducted through mobile applications, we believe that LINE provides a fast, versatile and user-friendly platform for the discovery of content and services in the mobile era. Our broad array of mobile services, combined with our large and highly engaged user base, gives us unique opportunities to offer greater personalization in terms of the service and content offerings by introducing a range of application settings.

In recent years, we have focused our business strategy on developing and strengthening our capabilities in AI, and we launched our AI platform called Clova in March 2017. Leveraging on the strengths of our messaging technology, a wide array of products and services offered on the LINE platform, as well as the big data accumulated from the provision of such services, we have created a next-generation AI platform that enables voice interfaces to process a wide range of real-world inputs and deliver our products and services in a coherent and optimized manner. Through smart speakers launched in the fourth quarter of 2017, our users carry out a natural conversation with Clova in engaging in a wide range of products and services offered by us and other third-party service providers, including access to weather and news, connecting to LINE MUSIC, reading and sending LINE messages and utilizing their smart speaker as an infrared remote controller for TVs or as lighting equipment. We plan to pursue collaboration opportunities with third parties to develop additional content services as well as life services to be offered on the Clova ecosystem that are designed to further enrich our users’ daily lives.

We believe that our user base provides attractive marketing opportunities for our advertisers. We provide a variety of targeted and interactive marketing solutions that enable advertisers to promote their brands and amplify their visibility and reach. We offer a wide variety of “messenger ads” or user-initiated advertising solutions that are offered through the LINE messaging application, such as Official Accounts, Sponsored Stickers and LINE Point Ads, allowing advertisers to direct their efforts and communication in a more targeted manner. In 2016, we also launched a new bid-based advertisement distribution system with data analytics capabilities designed to help advertisers better reach their target audience. We offer impression-based “performance ads” such as LINE Timeline Ads, LINE NEWS Ads and other advertisements that utilize our various communication and content offerings, allowing advertisers to effectively reach a larger number of LINE users. Our performance ads have become our fastest growing advertisement products.

Our Products and Services

We offer a wide range of products and services, and we generate revenues in a variety of ways and from various participants active on the LINE platform.

Communication and Content

Communication

LINE enables our users to enjoy free instant messaging and voice and video calls with each other using their mobile devices (including smartphones and tablets) or personal computers through mobile networks and internet service providers, as well as low-cost voice over internet protocol (“VoIP”) services for domestic and international calls to mobile and fixed-line phone users globally.

Our messaging application and related products and services offered on the LINE platform provide our users with a convenient and fun communication experience and include the following:

•

Messaging. LINE provides messaging services for a closed network of users who can select other users with whom they want to connect as “friends.” New friends can be added through inclusion of new contact information in a user’s mobile phone address book, searching for another user’s LINE identification in our database, invitation by email or text messaging, scanning QR codes or, if physically adjacent, shaking users’ smartphones simultaneously. The LINE messaging application can be downloaded for free onto mobile devices using major mobile operating systems as well as personal computers. Our users can send free one-to-one text and voice messages to their friends using data services provided by their mobile network carriers or over the internet. Users can also send images and videos and share their location information using the messaging service. LINE also offers group chat functions as well as livestreaming to participants during group chats.

•

Stickers. While using the LINE messaging application, users can add emotional nuance and personalize their text messages by including Stickers, which are colorful icons depicting actions or expressions of our proprietary characters (such as Cony the Rabbit and Brown the Bear), characters from popular animation or manga created by third parties (such as Sanrio’s Hello Kitty and Disney characters), and real life celebrities and athletes. Our selection of Stickers varies by country depending on a number of factors, including local preferences, timely events and licensing arrangements for third-party copyrighted characters. We continually look for new and innovative ways to let our users express themselves, including by releasing Stickers with enhanced features such as sound effects as well as animated and pop-up images.

Users can also design their own Stickers to be sold on LINE Creators Market through LINE Store, our web store accessible from mobile devices and personal computers. In June 2017, we also launched the LINE Creators Studio application that enables our users to more easily create Stickers using digital photos stored on their mobile devices, as well as user-generated drawings and writings. After a review process and subject to our approval, user-designed Stickers become available for sale on LINE Creators Market, and once purchased, become available for use on the LINE messaging application. Users receive a portion of the balance of sales proceeds as license fees after deducting fees charged by payment processors.

•

Timeline. Our Timeline service, which users access through the LINE messaging application, enables users to share their day-to-day experiences with the public or within the closed circle of people whom they choose as their friends. Each user has a profile screen allowing text, Stickers, images and videos and other activity to be posted to express themselves and to share with others. Each user’s Timeline displays that user’s posts as well as posts by their friends and other interesting content that the user chooses, with the most recent posts appearing at the top of the Timeline. Our Timeline is designed to be simple and easy to view, and each post displays only the user profile, limited lines of text and any image or video included in the post. Users can choose with whom they share their posts and whose posts they receive on their Timelines.

•

Themes. Our users can customize the look of the LINE messaging application on their devices by purchasing and downloading “Themes” that feature LINE and third-party licensed characters. Themes are used to decorate their start up screen, friends list, chat rooms, menu buttons and other displays. Users can also design their own Themes to be sold on LINE Creators Market.

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

Content

LINE serves as a content platform for various applications for our users, offering users a wide range of entertainment and other useful and interactive tools. Such applications include:

•

LINE Games. We offer various games on the LINE platform. As of December 31, 2017, we offered 45 games, of which 40 games were developed by third-party game developers. We offer games in Japan and our other key markets. Typically, LINE Games are highly social by nature and simple to play. Unlike standalone games not offered on a broader platform, LINE Games enable users to invite their LINE friends to download the LINE Games that they enjoy playing. This, along with a leaderboard that displays scores of the player’s LINE friends, encourages our users to connect with their friends through our games and helps them build and enhance their relationships through increased interaction with one another. All LINE Games are initially downloadable for free, typically with options to buy in-game items, such as extra lives or “boosters” that enhance the user’s performance level, or to upgrade game versions. Our portfolio of games includes puzzle games, adventure games, board games and role-playing games.

We actively maintain the quality of games introduced on the LINE platform to promote an engaging experience for our users and enhance their overall satisfaction with LINE. To grow our inventory of high-quality games, we continually seek to enhance our in-house game development capability as well as pursue a variety of partnerships, including in the form of equity investments in game developers. In the past, we published most of the games developed by third-party game developers in the markets we serve on a non-exclusive basis. However, our general policy when offering new games on the LINE platform is to enter into new contractual arrangements with third-party game developers to become the exclusive distributor of their games in a particular market. The selection of game titles and pricing of in-game purchase items vary by country subject to local preferences and licensing arrangements for third party-owned intellectual property, and we adjust our portfolio of games from time to time to meet our users’ evolving preferences.

In order to more effectively respond to rapidly changing game industry trends, we have begun devoting additional resources to enhance our game development and publishing capabilities. In June 2017, we established a wholly-owned subsidiary in Korea dedicated to game development and publishing called LINE Games Corporation. In July 2017, LINE Games Corporation acquired a 51.0% interest in NextFloor Corporation. NextFloor Corporation is a leading mobile game development company with a solid track record for launching major mobile games, including Destiny Child and Dragon Flight. As of December 31, 2017, NextFloor Corporation has published or developed ten games that are distributed through Apple App Store and Google Play.

•

LINE PLAY. LINE PLAY is our virtual community that enables users to decorate their own avatars, or graphic identities selected to represent themselves on screen, write and exchange diaries with other users’ avatars, visit other users’ avatar rooms and chat with other users who share common interests. Community members can also play interactive games with other users. Users may purchase in-app items to dress up their avatars or decorate their avatar rooms. Unlike our LINE messaging service, LINE PLAY is designed as an open social network where users can communicate freely with other LINE users who are not their LINE friends.

•

LINE NEWS and LINE TODAY. LINE NEWS is our personalized news-clipping service application that provides users with relevant real-time news stories based on the topics that users are most interested in, such as entertainment, sports, politics, economy, gourmet and fashion. LINE NEWS sends updates to users through push notifications, which allows seamless access to interesting and important news throughout the day without the need to leave the LINE messaging application. In addition, users can share interesting articles on their Timelines or with their friends through direct messages allowing for vibrant discussions. LINE NEWS is available to our users in Japan, and we offer similar services called LINE TODAY in our major markets outside of Japan. We introduced a dedicated tab for LINE NEWS and LINE TODAY in the LINE messaging application in 2017, which has contributed to an increase in popularity of such services.

•

LINE LIVE and LINE TV. LINE LIVE is a real-time streaming service offered in Japan as well as markets outside of Japan that allows users to access live streaming personal videos or commercial events, such as concerts and sporting events, provided by artists, celebrities and corporate sponsors. In Taiwan and Thailand, we also offer an on-demand video service called LINE TV that allows users to select and watch videos from diversified channels that offer an array of localized content.

•

LINE Manga. LINE Manga is our online comic bookstore that enables users to purchase and download from a selection of over 250,000 comic books, read them on mobile devices and organize their purchased comic books on a virtual bookshelf. Users can also recommend comic books to their friends and share links to such comic books on their Timelines.

•

LINE MUSIC. LINE MUSIC is our on-demand music subscription service that enables users to purchase and stream songs, create playlists of their favorite music, send links to music or playlists directly to friends on the LINE chat screen or share music with friends by streaming it on their Timelines.

•

Miscellaneous. We also offer a wide range of other applications to further enhance user experience, including Fortune (daily fortune telling service), LINE Blog (blogging platform designed to foster greater interaction with celebrities) and Weather (weather forecast service).

Others

•

LINE Friends. We engage in character marketing using internally-designed LINE characters such as Cony the Rabbit and Brown the Bear, primarily to promote our brand and appeal as well as further expand our user base. LINE characters initially gained popularity through Stickers and LINE Games that feature them, and we sell official LINE merchandise, such as plush toys, action figures, stationery goods, clothes, tableware and limited-edition collaboration items, at LINE Friends stores located in Korea, China, Japan, Taiwan, Hong Kong and the United States. LINE Friends merchandise is also available through online stores. In addition, we license our proprietary LINE characters to third parties for production and sale of various LINE character-related merchandise.

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

•

Clova Wave and Clova Friends. In October 2017, we launched Clova Wave in Japan, our first Clova-integrated smart speaker that serves as the centerpiece for our users’ interaction with their virtual personal assistant. In December 2017, we expanded our offering of smart speakers with Clova Friends, our LINE character-themed smart speaker that is portable. Through such products, our users carry out a natural conversation with Clova in engaging in a wide range of products and services offered by LINE and other third-party service providers, including access to weather and news, connecting to LINE MUSIC, reading and sending LINE messages and utilizing their smart speaker as an infrared remote controller for TVs or as lighting equipment.

•

LINE Mobile. We commenced operations as a mobile virtual network operator (“MVNO”) through LINE MOBILE Corporation (“LINE MOBILE”), our wholly-owned subsidiary, in September 2016 to provide affordably priced plans for mobile telecommunications service in Japan utilizing the wireless communication networks of a third-party mobile telecommunications company. We commenced sales of our SIM cards on Amazon Japan in November 2016 and in select electronics retail stores in Japan in March 2017. In order to further expand our MVNO business, we entered into a partnership agreement with SoftBank Corporation in March 2018, pursuant to which we hold a 49.0% interest in LINE MOBILE with SoftBank holding the remaining interest, which will result in LINE Mobile being accounted for as an associate under the equity method rather than as a consolidated entity.

•

LINE Part-time Job. LINE Part-time Job is a part-time job posting service provided through AUBE, Ltd., a joint venture with Persol Holdings Co., Ltd. in which we hold a 49.0% interest. We aim to connect our users seeking part-time employment with companies looking for part-time employees.

•

LINE SHOPPING. Accessible within the LINE messaging application, LINE SHOPPING is our comprehensive online shopping gateway that we operate in association with leading online retailers in Japan. Through LINE SHOPPING, users are able to search for products using various filters, compare the products that are available on each participating retailer’s website in a consistent format, and then click through to the applicable retailer’s website for purchases. A wide range of products are offered on LINE SHOPPING, including fashion, sporting goods, home decor, electronics, cosmetics and general goods. Users receive a portion of the purchase price back in LINE Points, which can be used to purchase Stickers and other items offered on our platform. We receive a commission based on the purchase price for sales that originate from LINE SHOPPING.

•

LINE Delima. LINE Delima is our food delivery service that enables our users to conveniently order from a wide range of gourmet options through the LINE messaging application. We operate LINE Delima service in collaboration with Yume no Machi Souzou Iinkai Co., Ltd., a company in which we hold a 22.0% interest that operates the leading nationwide delivery portal site Demae-can.

•

LINE Points. To further promote the use of LINE Pay, we offer LINE Points, a reward program that enables users to earn points that they can use to add to their LINE Pay balance, use points for purchases at LINE Store and online LINE Friends stores or redeem points for vouchers to be used at retail locations such as coffee shops or convenience stores in Japan. Our users can earn LINE Points equal to a percentage of amounts spent on LINE Pay Card and LINE SHOPPING, as well as receive LINE Points from advertisers offered through LINE Point Ads.

Advertising Products and Services

LINE Advertising

LINE offers targeted and interactive marketing products and services that enable advertisers of various types and sizes to promote their brands, products and services, amplify their visibility, better target their reach and enhance their advertising message by leveraging our user base. Advertisers can choose to subscribe to one product or service or multiple products or services that are bundled as a package. We have a sales force that is dedicated to attracting and retaining advertising customers and providing support to them throughout various stages of their campaigns, and our direct sales activities are supplemented by utilization of third-party advertising agencies. Advertisements and promotional messages can be instantly delivered to our users because they are displayed on our users’ smartphone screens through the LINE messaging application on a real-time basis. In 2016, we launched a new bid-based advertisement distribution system with data analytics capabilities designed to help advertisers better reach their target audience.

Our advertising products and services consist primarily of the following:

Messenger Ads

We offer a wide variety of “messenger ads” or user-initiated advertising solutions that are offered through the LINE messaging application, allowing advertisers to direct their efforts and communication in a more targeted manner. Our messenger ads include:

•

Official Accounts. Official Accounts are LINE accounts created for large-scale businesses and celebrities with followers that enable them to send messages directly to LINE users who have added the Official Account as a LINE friend. Once added as a LINE friend, such Official Account holder is displayed on the users’ friends list on the LINE messaging application, and the users are instantly alerted of incoming messages through push notifications on their smartphones, as would be the case with any other messages they receive from their LINE friends. Official Accounts enable business enterprises to reach LINE users around the world who are interested in their business, products or services by notifying such users of their latest products and services as well as distributing coupons and promotional information to such users. Celebrities can also promote themselves and their latest works, such as movies and music albums, by connecting with their fans through their Official Accounts. For initial subscriptions we charge a monthly fee based on the contract period and the number of times messages are to be sent to users and updates to be posted on Timelines. For renewed contracts, we charge monthly fees based on the number of users who have added such Official Accounts as their LINE friends.

•

Sponsored Stickers. Our advertisers can offer “Sponsored Stickers” to LINE users to promote their brands, products and services. We work with advertisers to design sets of Sponsored Stickers, which often feature the advertisers’ proprietary characters. Sponsored Stickers are available globally and typically downloadable during a period of four weeks for free by users who add the sponsor as their LINE friend. We charge the advertisers fees based on the number of Sponsored Stickers offered by them as well as a Sticker design fee. Advertisers can add special features to their Sponsored Stickers, such as “Direct Stickers,” a feature that allows advertisers to invite users to download Stickers through LINE messages. Advertisers may also add an advertisement on our virtual Sticker shop for an additional fee, as well as offer “Sponsored Themes” that customize the look of the LINE messaging application using the advertisers’ proprietary characters.

•

LINE Point Ads. We offer “LINE Point Ads” to our advertisers which enable our users to receive LINE Points for free upon downloading certain applications, watching certain video commercials created by our advertisers or adding certain Official Accounts as LINE friends. We charge advertisers a fixed fee per specific action taken by our users. Prior to April 25, 2016, LINE Point Ads were referred to as LINE Free Coins.

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

•

Business Connect and Customer Connect. Business Connect provides our business partners with a set of tools, application programming interfaces and embeddable widgets that they can use to build customized applications that can be offered on the LINE platform, such as sales platforms and marketing tools. We also offer Customer Connect, which provides customer service solutions to our business partners using the LINE platform.

•

LINE SP Solutions. LINE SP Solutions provides our business partners with integrated tools through the LINE platform that can be used to promote sales of their products in retail stores, including participation in special marketing events as well as mileage programs.

Performance Ads

We also offer “performance ads” that leverage user engagement of our communication tools such as Timeline and content offerings such as LINE NEWS, LINE TODAY, LINE Manga and LINE BLOG. Our performance ads enable advertisers to display their advertisements to a large number of viewers, leveraging LINE’s position as Japan’s leading mobile messaging application with the largest user base in the country, and employ our data analytics capabilities to maximize viewer attention. For example, advertisers are able to track how many customers visit their sites as a result of a specific advertisement campaign on the LINE platform, which helps advertisers make modifications to their advertisement campaigns to enhance their results and achieve a higher return on their investment. We believe that our ability to help advertisers better target relevant users will steadily grow over time as we accumulate greater amounts of user data about their engagement activities on the LINE platform.

Our performance ads are sold through a bid-based cost per thousand impressions (“CPM”) or cost per click (“CPC”) pricing model, depending on the type of advertisement, where an advertiser competes against other advertisers in an auction and bids for a given advertisement spot. For example, image performance ads typically generate revenues based on CPC pricing, while video performance ads typically generate revenues based on CPM pricing. Advertisements are ranked for display based on a combination of the maximum bid set by the advertiser and other factors to determine the relevance of the advertisement, including our analysis of users’ engagement activities on the LINE platform. We believe that this favors the advertisements that are most relevant to users, improving the experience for both users utilizing our services as well as advertisers looking for interested customers. Our advertisers pay for qualifying impressions or click-through volume and can also specify the maximum number of impressions to be displayed.

Our performance ads include:

•

LINE Timeline Ads. Our advertisers can post advertisements on our users’ Timelines, which appear at select locations as users scroll through various postings on their Timeline. Such advertisements may include links to external corporate websites, promotions of application downloads or branding campaigns featuring video clips. Video clips play automatically when a user scrolls through Timeline and reaches a viewport. On Timeline, we also offer First View, which enables advertisers to secure the top advertisement spot when a user opens Timeline, as well as ReEngagement, which enables advertisers to more effectively target LINE users who previously had access to their products or advertisements.

•

LINE NEWS Ads and LINE TODAY Ads. Our advertisers can post performance ads to certain advertisement spots on LINE NEWS in Japan and LINE TODAY in select countries outside of Japan to reach our users. Such advertisements may include links to external corporate websites, promotions of application downloads or branding campaigns.

•

Performance Ads on Other Content Offerings. Starting in October 2017 and November 2017, our advertisers can post performance ads to certain spots on LINE Manga and LINE BLOG, respectively, to reach our users in Japan.

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

•

Matome. Through Next Library Corporation, our wholly-owned subsidiary, we provide a personal web curation platform in Japan called Matome that enables individual users to create web pages that bundle images, links and videos under a specific topic. Such pages help viewers to see information collected from various sources sorted by topic that reflect the curating user’s perspectives and experiences on a specific topic.

We typically sell advertising space on these portals and their mobile applications through advertising networks such as Google and Yahoo Japan and through other brokers. From time to time, we also sell advertising space directly to advertisers.

Our Investments

From time to time, we selectively invest in other start-up companies and service providers to further develop services on our LINE platform and to explore possible synergies, especially for services that have gained popularity in markets where we see growth potential for our LINE platform. For further information on our investments in associates and joint ventures, see Note 31 of the notes to our annual consolidated financial statements. We make such investments in a variety of ways, including direct acquisitions of equity interests, creation of joint ventures and investments in third-party venture capital and private equity funds. For example, in October 2016, we acquired a 22.0% interest in Yume no Machi Souzou Iinkai Co., Ltd., operator of a leading nationwide delivery portal site Demae-Can that collaborates with us on our operation of LINE Delima food delivery service. Also in October 2016, we acquired a 25.0% interest in Snow Corporation, a subsidiary of NAVER Corporation and developer and operator of the selfie app SNOW. In May 2017, we transferred our camera application business, including B612 and LINE Camera, which was operated by our wholly-owned subsidiary LINE Plus Corporation, to Snow Corporation to pursue further synergies, as a result of which our interest in Snow Corporation increased to 48.6%. Currently, our interest in Snow Corporation is 40.7% and the remaining interest is owned by NAVER Corporation.

As part of our strategy to strengthen our capabilities in the financial industry domain, we also selectively invest in financial services companies and other fintech businesses. In January 2018, we entered into a capital alliance partnership with FOLIO Co., Ltd. (“FOLIO”), an online investment management company, pursuant to which we acquired a 40.0% interest in FOLIO on a fully-diluted basis, assuming that all stock options provided by FOLIO to its employees have been vested and exercised. FOLIO enables investors to make diversified investments in companies selected by FOLIO around specific themes. Pursuant to the partnership agreement, FOLIO will offer investment management products and services through the LINE platform. In order to pursue additional investment opportunities in financial services companies and other fintech businesses, we established a wholly-owned subsidiary, LINE Financial Corporation, in January 2018. LINE Financial Corporation plans to selectively pursue investment opportunities that we believe will further enhance our capabilities in the financial industry domain. We also plan to engage in the virtual currency exchange business by establishing virtual currency trading platforms in Japan and other selected jurisdictions globally. As of the date of this annual report, our application to be licensed as a virtual currency exchange in Japan is being reviewed by the Financial Services Agency.

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

Safety

We generally design our products and services to include safety tools. To communicate directly with other LINE users, each user has the option to register a “LINE ID” to allow other users to find such user through a LINE ID search. Each user may choose whether his or her account is visible to other users’ LINE ID searches. We also cooperate regularly with mobile network providers and educators as well as law enforcement officers to promote proper and legal use of the LINE platform.

Security

We invest in technology, processes and people as part of our commitment to safeguarding our users’ personal information. We use both third-party developed and proprietary technologies to protect our users, including an intrusion detection system to protect the data entrusted to us, and we rely on multiple layers of network segregation using firewalls to protect against attacks or unauthorized access. Our security team actively scans for security vulnerabilities using commercial tools, penetration tests, code security reviews and internal and external audits. Our internal policy is to implement protective measures to safeguard user information, and we have acquired international certifications in both information security and privacy.

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

We utilize television commercials and internet and mobile advertising as well as product placements in television shows, often targeting younger generation users. Primarily to increase our brand recognition, we continue to expand the numbers of retail stores and fixed-duration pop-up stores in various markets where shoppers can purchase official LINE merchandise or take photographs with LINE character mascots. We also engage in promotional events and sales of the LINE characters through our LINE Friends stores. Our marketing expenses were ¥16,596 million in 2015, ¥11,833 million in 2016 and ¥15,477 million in 2017, excluding personnel-related costs of our marketing staff. While we believe that our ability to grow through network effects associated with the LINE platform will be fundamental to our growth in global markets, we expect to continue to invest significantly in marketing and promotional activities to further promote such growth.

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

Technology

We have assembled a team of highly skilled engineers and computer scientists whose expertise spans a broad range of technical areas. We have made significant investments in scalable infrastructure to support large-scale, real-time messaging systems, data management and analysis technologies and voice and video call quality solutions. In recent years, we have invested significant time and resources in developing and strengthening our capabilities in artificial intelligence.

Scalable Infrastructure to Support Large-Scale, Real-Time Messaging Systems

Our products and services are built on distributed computing architecture. We use a combination of off-the-shelf and custom software running on clusters of commodity computers to amass substantial computing capability. We intend to continue to develop server infrastructure that is operationally efficient, scalable and reliable, which is designed to do the following:

•	adapt to meet the needs from increasing user base growth and activities on our platform through decentralized data networks;

•	improve the functionality of servers through automated server management technology, thereby reducing cost and improving operational agility;

•	automatically detect and respond to errors in our infrastructure components, including application servers, storage infrastructure and system networks; and

•	maintain reliable redundant systems for our infrastructure components in Japan and abroad to reduce the possibility of service interruptions.

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

Advertising Technology

We offer advertisers a powerful medium through which they can reach our large user base in a targeted manner using our array of advertising products and services. Our advertising technology enables millions of relevant, targeted advertisements to be viewed simultaneously based on content a user views on our platforms. The key elements of our advertising technology include:

•

a scalable online training and prediction system that provides well-calibrated click-through rate prediction to our auction system, which allows the most relevant advertisements to be viewed by a large number of targeted users in real time;

•	a large-scale data management and analysis system that extracts hidden elements of advertisement performance from large volumes of relevant data;

•

contextual advertising technology that employs techniques to analyze the content of individual pages and match advertisements to them, while taking into account factors such as optimal ad creatives and quality of landing pages; and

•

an advertiser-friendly system that provides key optimization techniques that better analyze user preferences and content consumption patterns that enable advertisers to provide more personalized advertisements and effectively manage their advertising budgets to generate a higher return on their investment.

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

Artificial Intelligence Technology

In March 2017, we launched Clova, a next-generation AI platform designed to enrich our users’ daily lives by integrating a wide array of advanced technologies based on human senses, such as voice recognition, artificial neural network and interactive engine systems. We believe that the creation of a one-stop Clova ecosystem will provide a solid foundation for the delivery of our products and services in the foreseeable future. Accordingly, we plan to continue to expend significant time and resources in strengthening our capabilities in artificial intelligence. We expect that key areas of our investments will include:

•	expansion of partnerships and alliances with third-party developers, manufacturers and content providers to develop additional services to be offered on the Clova ecosystem;

•	improving the functionalities of Clova-integrated smart speakers and other AI-based systems and devices to allow for a more seamless and innovative interaction between us and our users; and

•

research and development focused on next-generation AI capabilities, such as the development of a personalization engine that understands our users’ tastes and preferences for various contents based on their activity logs and automatically supplies them with services tailored to their needs.

Competition

We compete against various companies to attract and engage users, some of which have greater financial resources and substantially larger user bases. We face direct competition from other mobile messaging service providers such as Facebook’s WhatsApp and Messenger, Tencent’s WeChat, Snapchat, Telegram Messenger and Blackberry Messenger, as well as mobile messaging services for specific operating platforms, such as Apple’s iMessage. We also face significant competition in almost every aspect of our business, including from companies such as Facebook, Google, Twitter, Yahoo Japan and Snap, which offer a variety of social network services and products as well as online advertising services.

We face competition from game companies, mobile telecommunications companies, e-commerce companies, music streaming companies and other internet-related companies that offer products and services that may compete with specific features of the LINE messaging service or other applications that we offer. We also compete with traditional and online media businesses for a share of advertisers’ budgets and in the development of tools and systems for managing and optimizing advertising campaigns. As we introduce new products and our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition.

The key areas in which we compete include:

•

Users and User Engagement. We compete to attract and retain users. We believe that our ability to compete effectively for users depends on many factors, including the utility, ease of use, performance and reliability of our products and services; price; the amount, quality and timeliness of content generated by our users; our ability to establish and maintain relationships with platform partners; and our reputation and the strength of our brand. We also compete to attract and retain developers to build compelling games and other applications offered on the LINE platform, primarily based on size and composition of our user base, and our ability to drive traffic to developers’ applications.

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

In Japan, the Act on the Protection of Personal Information and its related guidelines impose various requirements on businesses, including us, that use databases containing personal information. Under this Act, we are required to lawfully use personal information we have obtained within the purpose of use we have specified and take appropriate measures to maintain security of such information. We are also restricted from providing personal information to third parties. An amendment to this Act was put into full effect on May 30, 2017. This amendment includes establishment of a new regulatory authority and introduction of new regulation on handling of anonymous personal data and transfer of personal information to foreign countries.

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

Regulations of Telecommunications and Portal Businesses

The Telecommunications Business Act of Japan (the “Telecommunications Business Act”) generally requires that those who plan to provide telecommunications services be registered as telecommunications business operators. However, as long as the scale of the telecommunications circuit facilities to be installed for the telecommunication services and the scope of service area to be covered do not exceed certain thresholds set forth in an ordinance of the Ministry of Internal Affairs and Communications of Japan, or fall within a certain category of radio facilities, submission of a notice to the Minister of Internal Affairs and Communications of Japan, rather than registration, is required. We believe that our facilities and services do not exceed such thresholds, and we are subject to notification requirements. Although it is not expressly clear, we believe that our telecommunications service related to LINE Out is not subject to the Telecommunications Business Act since it is provided by LINE Plus Corporation, an overseas entity.

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

The Provider Liability Limitation Act of Japan regulates a provider of communications services (the “specified communications services provider”) that circulates electronic information publicly through the internet, and our portal services are subject to such regulations. While this act limits the scope of liability of a specified telecommunications services provider that will be incurred when anyone’s rights are infringed upon as a result of the circulation of electronic information in connection with its communications services, it requires a specified communications services provider to disclose certain information related to those who engage in such infringement.

Payment Services Regulations

The Payment Services Act regulates prepaid payment instruments such as the prepaid cards and virtual currencies that we sell in Japan. Because we issue such prepaid instruments, we must comply with certain requirements, including an obligation to deposit or enter into certain guarantee or trust agreements for at least 50% of the total amount of unused amounts or credits represented by the instruments issued as of the end of either the first or third quarter of any year, if such total amount is more than ¥10 million; an obligation to refund any remaining amount of money or virtual currencies issued, after providing at least 60 days’ prior public notice, if we stop selling prepaid cards or virtual currencies, and general restrictions on refunds in other situations; and an obligation to secure any private information obtained in connection with our prepaid cards and virtual currencies. We may be subjected to administrative or criminal sanctions if we fail to fulfill such obligations.

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

Regulations to Protect Minors

The Act on Establishment of Enhanced Environment for Youths’ Safe and Secure Internet Use of Japan regulates an administrator of servers publicly accessible through the internet (the “specified server administrator”), aiming to protect youths under the age of eighteen. Under this act, if the specified server administrator learns of any situation where harmful information that materially impairs the sound growth of youths has been provided, or it makes such information available to the public through the internet by the use of its servers, it will be required to make efforts to take measures to prevent youths from accessing such information. The specified server administrator is also required to make efforts to establish a system to receive information or inquiries from the public regarding any harmful information it sends, and to prepare and keep records of any measures that it has taken to prevent underage access to harmful information.

The Act on Regulation on Soliciting Children by Using Opposite Sex Introducing Service on Internet of Japan requires that those who operate an opposite sex introduction service through the internet submit a notification to the Public Safety Commission, and strive to take certain actions to prevent sexual offenses against children conducted through an opposite sex introduction service through the internet. Although we believe that none of our products or services fall within the definition of an “opposite sex introduction service,” it is not expressly clear whether our interpretation is correct. In the event that any regulatory authority or court adopts a different interpretation, we may become subject to the regulations applicable to opposite sex introduction services under this Act, including the administrative or criminal sanctions thereunder.

Item 4.C.	Organizational Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries as of December 31, 2017:

Name	Jurisdiction of Incorporation	Percentage of Ownership
BALIE Corporation	Japan	60.00%
FIVE Inc.	Japan	100.00%
Gatebox Inc.	Japan	51.00%
LINE Book Distribution Corporation	Japan	52.00%
LINE Friends Japan Corporation	Japan	100.00%
LINE Fukuoka Corp.	Japan	100.00%
LINE GAME Global Gateway, L.P.	Japan	100.00%
LINE Life Global Gateway, L.P.	Japan	100.00%
LINE Mobile Corporation	Japan	100.00%
LINE Pay Corporation	Japan	100.00%
LINE TICKET Corporation	Japan	51.00%
LINE Ventures Corporation	Japan	100.00%
M.T. Burn Corporation	Japan	50.50%
STAIRS Corporation	Japan	100.00%
LINE Digital Technology (Shanghai) Limited.	China	100.00%
LINE Friends (Shanghai) Commercial Trade Co., Ltd.	China	100.00%
PT. LINE PLUS INDONESIA	Indonesia	99.90%
LINE Biz Plus Corporation	Korea	100.00%
LINE C&I Corporation	Korea	100.00%
LINE Games Corporation	Korea	100.00%
LINE Friends Corporation	Korea	100.00%
LINE PLAY Corporation	Korea	100.00%
LINE Plus Corporation	Korea	100.00%
NextFloor Corporation	Korea	51.00%
LINE UP Corporation	Korea	100.00%
LINE BIZ+ PTE. LTD	Singapore	100.00%
Line Biz+ Taiwan Limited	Taiwan	100.00%
LINE Taiwan Limited	Taiwan	100.00%
LINE Company (Thailand) Limited	Thailand	50.00%
MixRadio Limited	United Kingdom of Great Britain and Northern Ireland	100.00%
LINE Euro-Americas Corp.	United States of America	100.00%
LINE Friends Inc.	United States of America	100.00%
LINE Vietnam Co., Ltd	Vietnam	100.00%

For further details on our subsidiaries, see Note 30 of the notes to our annual consolidated financial statements.

Item 4.D.	Property, Plants and Equipment

As of December 31, 2017, we had ¥15,125 million of property and equipment, which primarily consisted of our servers and networking equipment, and leased office facilities in Japan and other countries, including approximately 19,799 square meters for our corporate headquarters in Tokyo, Japan. In April 2017, we relocated our head offices to a new location in Shinjuku, Tokyo, pursuant to a lease agreement.

Item 4A.	Unresolved Staff Comments

We do not have any unresolved comments from the Securities and Exchange Commission staff regarding our periodic reports under the Exchange Act of 1934.

Item 5.	Operating and Financial Review and Prospects

Item 5.A.	Operating Results

Overview

We are a leading global platform for mobile messaging and communication services, content distribution and services related to daily life. Our mobile messaging application, which is the foundation of our “messaging services” and operates on all major mobile operating systems, enables our users to communicate through free instant messaging, Stickers and voice and video calls and serves as a smart portal to our other applications and services. We provide users with access to a wide range of social and interactive content and services that satisfy our users’ individual needs for access to information and entertainment such as mobile games and music through our “content services,” as well as connected solutions that aim to satisfy increasingly sophisticated day-to-day needs of LINE users and further enhance their welfare, such as payment services and job posting, restaurant reservation and taxi booking services, through our “life services.” We believe that the integration on our LINE platform of content and services offers our users a convenient way to connect and have fun with their family and friends, explore and share their interests and satisfy their daily needs with greater ease, which we believe enriches the user experience and ultimately contributes to higher user loyalty, while creating value for advertisers by connecting them with their target audience using the LINE platform.

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

We generate revenue in a variety of ways and from various participants active on our global platform. Our revenues are primarily generated from our advertising products and services, LINE Games and Stickers. While our revenue growth prior to 2016 has been led primarily by LINE Games and Stickers, our revenue growth in 2016 and 2017 was primarily driven by our advertising products and services, particularly the growth of our “performance ads.” We generated revenues of ¥120,406 million in 2015, ¥140,704 million in 2016 and ¥167,147 million in 2017, representing revenue growth of 16.9% from 2015 to 2016 and 18.8% from 2016 to 2017.

As of December 31, 2017, we had a single reportable segment. On January 31, 2018, our board of directors approved a plan to bifurcate this segment into the following two operating segments: a “Core business segment” that includes LINE Stickers, LINE Games and LINE advertising, and a “Strategic business segment” that includes operations involving artificial intelligence and fintech. For further information regarding planned changes to our reportable segments, see Note 32 of the notes to our annual consolidated financial statements.

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

	For the month of
	Mar. 2015	Jun. 2015	Sep. 2015	Dec. 2015	Mar. 2016	Jun. 2016	Sep. 2016	Dec. 2016	Mar. 2017	Jun. 2017	Sep. 2017	Dec. 2017
	(in millions)
Japan	54	55	57	58	61	62	64	66	68	70	71	73
Taiwan, Thailand and Indonesia	70	76	81	87	91	95	98	101	103	99	97	94

The growth in MAUs affects our revenues and financial performance by influencing the volume of transactions on LINE, the number of advertisers we are able to attract and the rates we can charge such advertisers, as well as our expenses. From our inception, we experienced our largest user growth in Japan, Taiwan, Thailand and Indonesia. The growth rate of our users in such markets, including in Japan where we generate a substantial majority of our revenues, has declined over time as the size of our user base has increased and as we achieved higher penetration rates in our key markets. Our MAUs in Japan were 58 million in December 2015, 66 million in December 2016 and 73 million in December 2017. Starting in the second quarter of 2017, we have also experienced a decrease in the number of our MAUs in Indonesia, and our aggregate MAUs in Taiwan, Thailand and Indonesia were 87 million in December 2015, 101 million in December 2016 and 94 million in December 2017. We strive to retain active users as well as pursue MAU growth in our key markets. For example, we try to incentivize additional users to exchange messages and add more friends through promotional events, as well as broaden the ways users can interact with their friends on our games and other content applications.

User Engagement

Changes in user engagement also affect our revenues and financial performance. Growth in user engagement enhances our ability to deliver relevant content to users and increase the opportunities for us to generate revenues. Growth in user engagement also generally results in increases in our expenses and capital expenditures required to support user activity. Our average DAUs represented approximately 75% of our MAUs in our four largest markets of Japan, Taiwan, Thailand and Indonesia in December 2017. Our average DAUs represented approximately 84% of our MAUs in Japan alone, our largest market, in December 2017.

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

	For the month of
	Mar. 2015	Jun. 2015	Sep. 2015	Dec. 2015	Mar. 2016	Jun. 2016	Sep. 2016	Dec. 2016	Mar. 2017	Jun. 2017	Sep. 2017	Dec. 2017
	(in millions)
Daily average number of messages sent.	3,764	4,051	3,997	4,048	4,211	4,347	4,404	4,382	4,602	4,609	4,500	4,157
Daily average number of messages received	12,889	15,555	15,160	15,534	16,186	17,866	19,998	20,682	22,894	24,597	24,588	23,464
Daily average number of Stickers sent	357	396	379	388	389	397	384	407	440	432	413	381

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

	For the month of
	Mar. 2015	Jun. 2015	Sep. 2015	Dec. 2015	Mar. 2016	Jun. 2016	Sep. 2016	Dec. 2016	Mar. 2017	Jun. 2017	Sep. 2017	Dec. 2017
	(in millions)
MAUs of LINE Games(1)	38	36	32	32	31	29	27	27	26	23	22	20

(1)	Represents the number of user accounts that accessed any LINE Game through mobile devices at least once during the month indicated.

Monetization

Our ability to monetize the increase in our user base and our users’ engagement with LINE is critical to our financial performance. We currently generate a substantial portion of our revenues from our advertising products and services as well as LINE Games and Stickers. Our approach in each market is to build a large user base through our LINE messaging application, promote user engagement and introduce and enhance entertainment and other content and services, all of which lead to greater monetization opportunities and enhanced media value for our advertising business. We plan to continue to invest in product development, including localization of existing products and services for new markets, and explore ways to pursue additional monetization opportunities.

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

We review MPUs, including MPUs of LINE Games, as a measure to evaluate trends in monetization. MPUs, including MPUs of LINE Games, may fluctuate depending on the level of success of our monetization efforts utilizing the line-up of our products and services. The following table sets forth the number of our MPUs and MPUs of LINE Games for the months indicated:

	For the month of
	Mar. 2015	Jun. 2015	Sep. 2015	Dec. 2015	Mar. 2016	Jun. 2016	Sep. 2016	Dec. 2016	Mar. 2017	Jun. 2017	Sep. 2017	Dec. 2017
	(in millions)
Total MPUs(1)	7.5	7.9	8.2	8.8	8.4	8.1	7.8	9.4	8.5	8.4	8.1	9.5
MPUs of LINE Games(2)	1.5	1.4	1.4	1.6	1.6	1.4	1.4	1.3	1.4	1.3	1.2	1.1

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

We also review various performance indexes, including number of Official Accounts for messenger ads, impressions for performance ads and page views for portal ads, to evaluate trends in monetization through our advertising services and products. Impressions are displays of performance ads to users while they access our products and services for which we typically generate revenues. Because our performance ads are sold through either a bid-based CPM or CPC pricing model in which the advertiser pays for qualifying impressions or click-through volume, the number of paid impressions displayed is an indicator of our ability to monetize our users’ viewing of advertisements on the LINE platform. The following table sets forth the number of total impressions on the LINE platform for the quarterly periods indicated:

	For the month of
	Jan.-Mar. 2016	Apr.-Jun. 2016	Jul.-Sep. 2016	Oct.-Dec. 2016	Jan.-Mar. 2017	Apr.-Jun. 2017	Jul.-Sep. 2017	Oct.-Dec. 2017
	(in millions)
Total impressions	6,751	7,992	9,933	11,166	12,273	14,667	15,940	15,985

In recent years, an increasing portion of our revenues has been generated through such monetization, and a breakdown of our advertising revenues by major category is as follows:

	For the Year Ended December 31,
	2015		2016		2017
	Amount	%	Amount	%	Amount	%
	(in millions of yen, except percentages)
Advertising:
LINE advertising
Messenger ads(1)	¥26,487	72.7%	¥33,997	62.1%	¥39,495	51.6%
Performance ads(2)	—	—	10,524	19.2	26,609	34.8

Sub-total	26,487	72.7	44,521	81.4	66,104	86.4
Portal advertising(3)	9,925	27.3	10,186	18.6	10,433	13.6

Total	¥36,412	100.0%	¥54,707	100.0%	¥76,537	100.0%

(1)	Primarily consists of revenues from Official Accounts, Sponsored Stickers, LINE Point Ads, LINE@ and Business Connect.
(2)	Primarily consists of revenues from LINE Timeline Ads, LINE NEWS Ads, LINE TODAY Ads and other performance ads on various content offerings on the LINE platform, including LINE Manga and LINE BLOG.
(3)	Primarily consists of revenues from advertising services offered on livedoor and Matome.

We intend to invest in our global operations in order to increase monetization outside of Japan, especially in our three other key countries of Taiwan, Thailand and Indonesia. We generated 70.4%, 71.7% and 72.6% of our revenues in Japan in 2015, 2016 and 2017, respectively, and we expect to continue to derive a significant portion of our revenues from Japan in the near future. Certain global markets are not as familiar with new forms of digital advertising, such as our Official Accounts, Sponsored Stickers, LINE Point Ads and LINE Timeline Ads. In such markets, we are investing in marketing efforts to help our users and advertisers understand and take advantage of the benefits of products and services offered on the LINE platform.

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

In 2017, we launched various new products and services to further enhance the LINE platform. In March 2017, we launched our AI platform called Clova that enables voice interfaces to process a wide range of real-world inputs and deliver our products and services in a coherent and optimized manner. Through smart speakers launched in the fourth quarter of 2017, our users carry out a natural conversation with Clova in engaging in a wide range of products and services offered by us and other third-party service providers. In June 2017, we launched LINE SHOPPING, our comprehensive online shopping gateway that we operate in association with leading online retailers in Japan. Through LINE SHOPPING, users are able to search for products using various filters, compare the products that are available on each participating retailer’s website in a consistent format, and then click through to the applicable retailer’s website for purchases. In July 2017, we launched LINE Delima, our food delivery service that enables our users to conveniently order from a wide range of gourmet options through the LINE Messaging application. See “Item 4.B. Business Overview — Our Products and Services.” We plan to continue to pursue collaboration opportunities with third parties to develop additional content services as well as life services to be offered on the LINE platform that are designed to further enrich our users’ daily lives.

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

Marketing and Brand Promotion

As we continue to increase our footprint, we engage in active marketing campaigns to promote new products and services, build our brand and expand our user base. We utilize television commercials and internet and mobile advertising, often targeting younger generation users. Our marketing expenses, which consist primarily of costs related to advertising on mass media (primarily television advertising) and advertising on mobile applications (particularly mobile games), but excluding personnel-related costs of our marketing staff, were ¥16,596 million, ¥11,833 million and ¥15,477 million in 2015, 2016 and 2017, respectively. While we believe that our ability to grow through network effects will be fundamental to our growth, we expect to continue to invest significantly in marketing activities, including activities to further promote the growth we have experienced to date as we enter new markets and seek to expand our presence in existing markets. In 2018, we expect to increase our marketing expenses, in part due to promotion of our Clova-integrated smart speakers. Our quarterly marketing expense has fluctuated in the past and will fluctuate in the future.

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

Investment in Talent

We intend to continue to invest in hiring and retaining talented employees to grow our business and increase our revenues. We had 4,345 full-time employees as of December 31, 2017, compared to 3,085 as of December 31, 2016 and 2,454 as of December 31, 2015. We expect to increase our personnel for the foreseeable future as we continue to invest in the growth of our business. We have also made and intend to continue to make acquisitions that increase the number of our engineers, designers, product managers and other personnel with specific technology expertise. In addition, we must retain our high-performing personnel in order to continue to develop, sell and market our products and services and manage our business.

We offer stock options as well as equity-settled and cash-settled employee stock ownership plans for our directors and employees. For a discussion of our share-based payments, see Note 27 of the notes to our annual consolidated financial statements and “Item 6.E. Share Ownership.” The stock options vest upon the satisfaction of service conditions. In connection with our share-based payments, we recorded expenses of ¥11,213 million, ¥9,519 million and ¥2,686 million in 2015, 2016 and 2017, respectively.

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

Major Components of Our Results of Operations

Revenues

We generate revenues from our LINE business and portal business. Revenues from our LINE business primarily consist of revenues from communication products and services on LINE, content on LINE and advertising on LINE, while revenues from our portal business consist of revenues from advertising on our livedoor and Matome portal sites. A breakdown of our revenues by major category is as follows:

	For the year ended December 31,
	2015		2016		2017
	Amount	%	Amount	%	Amount	%
	(in millions of yen, except percentages)
Communication and content:
Communication(1)	¥28,725	23.9%	¥29,290	20.8%	¥30,225	18.1%
Content(2)	49,284	40.9	44,784	31.8	40,144	24.0
Others(3)	5,985	5.0	11,923	8.5	20,241	12.1

Sub-total	83,994	69.8	85,997	61.1	90,610	54.2

Advertising:
LINE advertising
Messenger ads(4)	¥26,487	22.0%	¥33,997	24.2%	¥39,495	23.6%
Performance ads(5)	—	—	10,524	7.5	26,609	15.9

Sub-total	26,487	22.0	44,521	31.6%	66,104	39.5
Portal advertising(6)	9,925	8.2	10,186	7.2	10,433	6.2

Sub-total	36,412	30.2	54,707	38.9	76,537	45.8

Total	¥120,406	100.0	¥140,704	100.0	¥167,147	100.0

(1)	Primarily consists of revenues from Stickers, Creators Market and Themes.
(2)	Primarily consists of sales of virtual items of LINE Games and LINE PLAY.
(3)

Primarily consist of revenues from character marketing, such as sales of LINE characters merchandise at our retail stores and licensing of LINE characters’ copyrights. Also include revenues from LINE Mobile, LINE Pay and LINE Part-time Job.

(4)	Primarily consists of revenues from Official Accounts, Sponsored Stickers, LINE Point Ads, LINE@ and Business Connect.
(5)	Primarily consists of revenues from LINE Timeline Ads, LINE NEWS Ads, LINE TODAY Ads and other performance ads on various content offerings on the LINE platform, including LINE Manga and LINE BLOG.
(6)	Primarily consists of revenues from advertising services offered on livedoor and Matome.

For a discussion of details on how we recognize revenues for different services, see Note 3(22) of the notes to our annual consolidated financial statements.

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

•

Authentication and other service expenses. Authentication and other service expenses primarily relate to (i) fees paid for services outsourced to third parties related to various products and services offered by us, including fees for accessing wireless communications networks of a third-party mobile telecommunications company related to our MVNO services offered through LINE Mobile as well as fees paid to mobile advertising service providers related to delivery of advertising products offered on the LINE platform, (ii) fees paid for server maintenance activities and (iii) fees paid for mobile phone number authentication services.

•

Depreciation and amortization expenses. Depreciation and amortization expenses primarily relate to depreciation of property and equipment, which is computed using the straight-line method based on the depreciable amount of the assets over their respective useful lives.

•

Other operating expenses. Other operating expenses primarily relate to rent, cost of goods sold relating to the sale of our products, supplies, travel, professional fees, taxes and dues, training and other miscellaneous operating expenses.

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

Income Tax Benefits (Expenses)

Our income tax benefits (expenses) mainly consist of current income taxes in Japan and Korea, and deferred income taxes and changes in the related assessment of the recoverability of deferred tax assets reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes. The statutory tax rate applicable to corporations in Japan in 2017 was 31.7%. Under current Korean tax regulations, the statutory tax rate is approximately 22.0%. The effective tax rate applicable to us may further increase in 2018 pursuant to the Korean government’s announcement in December 2017 to raise the corporate income tax rate applicable to companies whose taxable income exceeds ~~W~~300 billion from 22.0% to 25.0%. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled.

Loss from Discontinued Operations, Net of Tax

On February 12, 2016, after careful assessment of the overall performance of MixRadio, the financial challenges posed by the music streaming market, changing market conditions, an increase in the cost of maintaining the business and a shift in our overall priorities, our board of directors approved the abandonment of our MixRadio operations, which abandonment became effective on March 21, 2016. As a result, we have retrospectively classified the MixRadio business as a discontinued operation in our consolidated financial statements as of and for the year ended December 31, 2015 and recognized impairment charges of ¥4.6 billion in the fourth quarter of 2015. We also incurred additional restructuring costs of ¥1,165 million for employee termination benefits and ¥126 million for the termination of office lease contracts in 2016 as a result of the abandonment of the MixRadio operations. For more information, see Note 11 and Note 23 of the notes to our annual consolidated financial statements.

The results of the above discontinued operations for 2015, 2016 and 2017 were as follows:

	For the year ended December 31,		Changes		For the year ended December 31,		Changes
	2015	2016	Amount	%	2016	2017	Amount	%
	(in millions of yen)		(in percentage)		(in millions of yen)		(in percentage)
Revenues	¥264	¥444	¥179	67.9%	¥444	¥—	¥(444)	(100.0)%
Other income	—	9	9	—	9	—	(9)	(100.0)
Expenses(1)	(11,767)	(3,179)	8,589	(73.0)	(3,179)	(19)	3,160	(99.4)

Loss before tax from discontinued operations	(11,503)	(2,726)	8,777	(76.3)	(2,726)	(19)	2,707	(99.3)
Income tax expenses on ordinary activities	—	—	—	—	—	—	—	—
Income tax (expenses)/benefits on distribution and disposal	3,915	744	(3,170)	(81.0)	744	6	(738)	(99.2)

Loss for the year from discontinued operations	¥(7,588)	(1,982)	¥5,606	(73.9)%	¥(1,982)	¥(13)	¥1,969	(99.3)%

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

Results of Operations

The following table presents our selected statements of profit or loss data for the periods indicated.

	For the year ended December 31,
	2015	2016	2017
	(in millions of yen)
Revenues and other operating income:
Revenues	¥120,406	¥140,704	¥167,147
Other operating income	474	5,892	12,011

Total revenues and other operating income	120,880	146,596	179,158
Operating expenses:
Payment processing and licensing expenses	(28,742)	(29,781)	(29,589)
Employee compensation expenses	(35,572)	(39,445)	(42,469)
Marketing expenses	(16,596)	(11,833)	(15,477)
Infrastructure and communication expenses	(7,712)	(7,770)	(9,087)
Authentication and other service expenses	(12,133)	(14,394)	(24,906)
Depreciation and amortization expenses	(3,733)	(5,100)	(7,149)
Other operating expenses	(14,432)	(18,376)	(25,403)

Total operating expenses	(118,920)	(126,699)	(154,080)

Profit (loss) from operating activities	1,960	19,897	25,078
Finance income	71	87	257
Finance costs	(106)	(65)	(26)
Share of loss of associates and joint ventures	(205)	(833)	(6,321)
Gain (loss) on foreign currency transactions, net	(520)	(43)	(818)
Other non-operating income	157	9	1,963
Other non-operating expenses	(1,887)	(1,062)	(1,988)

Profit (loss) before tax from continuing operations	(530)	17,990	18,145
Income tax benefits (expenses)	146	(8,904)	(9,922)

Profit (loss) for the period from continuing operations	(384)	9,086	8,223
Profit from discontinued operations, net of tax	(7,588)	(1,982)	(13)

Profit (loss) for the period	¥(7,972)	¥7,104	¥8,210

Comparison of the Years Ended December 31, 2016 and 2017

Revenues

The following table presents a breakdown of our revenues by major services and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
Communication and content:
Communication	¥29,290	¥30,225	¥935	3.2%
Content	44,784	40,144	(4,640)	(10.4)
Others	11,923	20,241	8,318	69.8

Sub-total	85,997	90,610	4,613	5.4
Advertising:
LINE advertising:
Messenger ads	33,997	39,495	5,498	16.2%
Performance ads	10,524	26,609	16,085	152.8

Sub-total	44,521	66,104	21,583	48.5
Portal advertising	10,186	10,433	247	2.4

Sub-total	54,707	76,537	21,830	39.9

Total	¥140,704	¥167,147	¥26,443	18.8%

Our revenues increased by 18.8%, or ¥26,443 million, from ¥140,704 million in 2016 to ¥167,147 million in 2017 primarily due to increases in revenues of LINE advertising, LINE Mobile and LINE character marketing, which were offset in part by a decrease in revenues from content. The significant increase in the growth of “performance ads” such as LINE NEWS Ads (including LINE TODAY Ads offered in select countries outside of Japan) and LINE Timeline Ads as well as the continued growth of “messenger ads” including LINE@, Official Accounts and Business Connect contributed to the growth in revenues from LINE advertising. Our MPUs increased slightly from 9.4 million in December 2016 to 9.5 million in December 2017, and our aggregate MAUs in our four key countries of Japan, Taiwan, Thailand and Indonesia remained relatively stable, increasing slightly from 167 million to 168 million during the same period, with the increase in MAUs in Japan offset by the decrease in MAUs in Indonesia.

Communication and Content

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
Communication	¥29,290	¥30,225	¥935	3.2%
Percentage of revenues	20.8%	18.1%
Content	44,784	40,144	(4,640)	(10.4)
Percentage of revenues	31.8%	24.0%
Others	11,923	20,241	8,318	69.8
Percentage of revenues	8.5%	12.1%

Total communication and content	¥85,997	¥90,610	¥4,613	5.4%
Percentage of revenues	61.1%	54.2%

Communication. Revenues from communication increased by 3.2%, or ¥935 million, from ¥29,290 million in 2016 to ¥30,225 million in 2017 primarily due to an increase in the volume of Stickers and, to a lesser extent, Themes sold on LINE Creators Market. The increase in the volume of Stickers and Themes sold on LINE Creators Market was driven by the introduction of LINE Creators Studio in June 2017, which enables our users to more easily create self-designed Stickers and Themes to be sold on LINE Creators Market, which in turn increased the revenues we generated from the sale of such products. Increases in revenues from such sales were offset in part by a decrease in sales volume of our other Stickers and Themes that are not sold on LINE Creators Market.

Content. Revenues from content decreased by 10.4%, or ¥4,640 million, from ¥44,784 million in 2016 to ¥40,144 million in 2017 primarily due to a decrease in the sales volume of in-game items for LINE Games, which was offset in part by increases in revenues from LINE Manga, LINE Fortune and LINE Music.

The decrease in the sales volume of in-game items was primarily driven by a decrease in revenues from LINE Rangers, one of our internally-developed games, which was offset in part by an increase in revenues from a third party-developed game, as well as the consolidation of the operating results of NextFloor Corporation, a leading mobile game development company in Korea in which we acquired a 51.0% interest through our wholly-owned subsidiary, LINE Games Corporation, starting in July 2017. For internally-developed games, we recognize as revenues the gross amount of consideration paid by users which amplifies the impact of purchases of in-game items on our revenues compared to third-party developed games, for which we recognize as revenues the net proceeds after deducting amounts paid to third-party game developers and payment processing service providers. See “— Major Components of Results of Operations — Revenues.” In addition, for a discussion of MAUs and MPUs of LINE Games, which decreased significantly in 2017 compared to 2016, see “— Factors Affecting Our Financial Condition and Results of Operations.”

Partially offsetting decreases in revenues from LINE Games, we recorded increases in revenues from LINE Manga, LINE Fortune and LINE Music in 2017 compared to 2016 primarily reflecting increases in users and their engagement of such services.

Others. Revenues from the others category, which consists primarily of sales of official LINE merchandise at our retail stores and royalty revenues related to LINE characters’ copyrights and, to a lesser extent, revenues from LINE Mobile, LINE Pay and LINE Part-time Job, increased by 69.8%, or ¥8,318 million, from ¥11,923 million in 2016 to ¥20,241 million in 2017 primarily due to an increase in the subscribers of LINE Mobile MVNO service, the expansion of our LINE Friends retail stores in Asia, particularly in Korea and China, and an increase in engagement of LINE Pay service in Taiwan.

Advertising

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
LINE advertising:
Messenger ads	¥33,997	39,495	5,498	16.2%
Percentage of revenues	24.2%	23.6%
Performance ads	10,524	26,609	16,085	152.8
Percentage of revenues	7.5%	15.9%

Sub-total	44,521	66,104	21,583	48.5
Percentage of revenues	31.6%	39.5%
Portal advertising	10,186	10,433	247	2.4
Percentage of revenues	7.2%	6.2%

Total advertising	¥54,707	¥76,537	¥21,830	39.9%
Percentage of revenues	38.9%	45.8%

LINE Advertising. Revenues from LINE advertising increased by 48.5%, or ¥21,583 million, from ¥44,521 million in 2016 to ¥66,104 million in 2017 primarily due to increases in revenues attributable to performance ads as well as increases, to a lesser degree, in revenues attributable to messenger ads.

Revenues from our performance ads increased by 152.8%, or ¥16,085 million, from ¥10,524 million in 2016 to ¥26,609 million in 2017, primarily due to increases in revenues from LINE NEWS Ads (including LINE TODAY Ads offered in select countries outside of Japan) and LINE Timeline Ads. The increase in revenues from such performance ads was attributable to a growth in demand for our advertising products and an increase in the level of participation in bidding processes by advertisers, which resulted in an increase in the unit price we charge our advertisers. Such growth in demand was primarily due to growth in the user base of LINE NEWS, LINE Today and Timeline services as well as enhancements to our advertising products that made them more attractive to advertisers. For example, the introduction of LINE NEWS in Japan and LINE TODAY in select countries outside of Japan as a dedicated tab in the LINE messaging application in 2017 contributed to an increase in popularity of such services, which in turn increased the revenues we generated from LINE NEWS Ads and LINE TODAY Ads.

Revenues from our messenger ads increased by 16.2%, or ¥5,498 million, from ¥33,997 million in 2016 to ¥39,495 million in 2017, resulting primarily from increases in revenues from LINE@, Official Accounts and Business Connect, which were offset in part by a decrease in revenues from LINE Point Ads. Revenues from LINE@ increased primarily due to an increase in new advertisers through sign-up incentives and marketing initiatives, particularly in Thailand and Japan. For Official Accounts, the number of paid contracts increased by approximately 17% from 549 on December 31, 2016 to 645 on December 31, 2017. Revenues from Business Connect also increased primarily as a result of our successful retention of existing advertisers that subscribe to such service as well as an increase in new advertisers through sign-up incentives and marketing initiatives. On the other hand, revenues from LINE Point Ads decreased, reflecting a decrease in utilization of LINE Points by our advertisers.

Portal Advertising. Revenues from portal advertising increased by 2.4%, or ¥247 million, from ¥10,186 million in 2016 to ¥10,433 million in 2017 primarily due to an increase in revenues from livedoor, offset in part by a decrease in revenues from Matome.

Geographic Information

Revenues from Japan accounted for 71.7% and 72.6% of our total revenues in 2016 and 2017, respectively. Revenues from Taiwan accounted for 11.1% and 9.9% of our total revenues in 2016 and 2017, respectively.

Other Operating Income

Our other operating income increased by 103.9%, or ¥6,119 million, from ¥5,892 million in 2016 to ¥12,011 million in 2017, primarily due to the recognition of a ¥10,444 million gain on divestiture of business and subsidiaries relating to the transfer of our camera application business, including B612 and LINE Camera, which was operated by our wholly-owned subsidiary LINE Plus Corporation, to Snow Corporation in May 2017, which was offset in part by our recognition of a gain of ¥2,461 million from our sale of land in Fukuoka to Kyushu Railway Company in June 2016, compared to no such gain in 2017.

Operating Expenses

The following table presents a breakdown of our operating expenses and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥29,781	¥29,589	¥(192)	(0.6)%
Employee compensation expenses	39,445	42,469	3,024	7.7
Marketing expenses	11,833	15,477	3,644	30.8
Infrastructure and communication expenses	7,770	9,087	1,317	16.9
Authentication and other service expenses	14,394	24,906	10,512	73.0
Depreciation and amortization expenses	5,100	7,149	2,049	40.2
Other operating expenses(1)	18,376	25,403	7,027	38.2

Total	¥126,699	¥154,080	¥27,381	21.6%

(1)

Other operating expenses include rent, cost of goods sold relating to the sale of our products, supplies, travel, professional fees, taxes and dues, training and other miscellaneous operating expenses.

The following table presents a breakdown of our operating expenses as percentages of total revenues for the periods indicated.

	For the year ended December 31,
	2016	2017
	(in percentages of total revenues)
Payment processing and licensing expenses	21.2%	17.7%
Employee compensation expenses	28.0	25.4
Marketing expenses	8.4	9.3
Infrastructure and communication expenses	5.5	5.4
Authentication and other service expenses	10.2	14.9
Depreciation and amortization expenses	3.6	4.3
Other operating expenses(1)	13.1	15.2

Total	90.0%	92.2%

(1)

Other operating expenses include rent, cost of goods sold relating to the sale of our products, supplies, travel, professional fees, taxes and dues, training and other miscellaneous operating expenses.

Our operating expenses increased by 21.6%, or ¥27,381 million, from ¥126,699 million in 2016 to ¥154,080 million in 2017, primarily due to increases in authentication and other service expenses, marketing expenses, employee compensation expenses and rent expenses. Our operating expenses as a percentage of revenues increased from 90.0% in 2016 to 92.2% in 2017.

Payment Processing and Licensing Expenses

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥29,781	¥29,589	¥(192)	(0.6)%
Percentage of revenues	21.2%	17.7%

Payment processing and licensing expenses decreased by 0.6%, or ¥192 million, from ¥29,781 million in 2016 to ¥29,589 million in 2017 primarily due to a decrease in processing fees paid to payment processing services providers resulting from a decrease in sales of virtual items for internally-developed games. Such effect was offset in part by increases in licensing fees paid to creators of Stickers sold on Creators Market, licensing fees related to various contents offered on the LINE platform and portal sites, including on-demand videos offered on LINE TV, and payment processing fees related to LINE Pay and LINE Mobile MVNO services. In addition, we began to consolidate in our results the payment processing and licensing expenses of NextFloor Corporation, in which we acquired a 51.0% interest through our wholly-owned subsidiary, LINE Games Corporation, starting in July 2017.

Employee Compensation Expenses

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
Employee compensation expenses	¥39,445	¥42,469	¥3,024	7.7%
Percentage of revenues	28.0%	25.4%

Our employee compensation expenses increased by 7.7%, or ¥3,024 million, from ¥39,445 million in 2016 to ¥42,469 million in 2017 primarily due to increases in salary, bonus and welfare expenses reflecting an increase in the number of our employees, which effect was partially offset by a decrease in our share-based compensation expenses. The number of our full-time employees increased from 3,085 as of December 31, 2016 to 4,345 as of December 31, 2017. Our share-based compensation expenses, which include expenses related to stock options issued from time to time as well as equity-settled and cash-settled employee stock ownership plans launched in July 2017, decreased by 71.8%, or ¥6,833 million, from ¥9,519 million in 2016 to ¥2,686 million in 2017, as we completed amortization of expenses related to stock options issued in 2015 by January 2017. Our share-based compensation expenses in 2017 related primarily to 23,860 stock options issued in July 2017 that are amortized from the grant date as well as our launch of equity-settled and cash-settled employee stock ownership plans in July 2017. For further details on our stock options and employee stock ownership plans, see “Item 6.E. Share Ownership” and Note 27 of the notes to our annual consolidated financial statements.

Marketing Expenses

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
Marketing expenses	¥11,833	¥15,477	¥3,644	30.8%
Percentage of revenues	8.4%	9.3%

Marketing expenses increased by 30.8%, or ¥3,644 million, from ¥11,833 million in 2016 to ¥15,477 million in 2017 primarily due to increases in marketing of various products and services, particularly the promotion of Clova Wave and Clova Friends smart speakers launched in Japan in the fourth quarter of 2017 and LINE Mobile MVNO service. Such effect was partially offset by a decrease in marketing expenses for LINE Games in 2017, reflecting performance of newly released titles, which in turn led to a reduction of our marketing budget for such games.

Authentication and Other Service Expenses

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
Authentication and other service expenses	¥14,394	¥24,906	¥10,512	73.0%
Percentage of revenues	10.2%	14.9%

Our authentication and other service expenses increased by 73.0%, or ¥10,512 million, from ¥14,394 million in 2016 to ¥24,906 million in 2017, primarily due to additional fees for accessing wireless communications networks of a third-party mobile telecommunications company related to an increase in the subscribers of our LINE Mobile MNVO service, increase in fees paid to third-party mobile advertising service providers related to delivery of advertising products offered on the LINE platform, as well as an increase in costs relating to system improvements and software upgrades to facilitate the operation of our servers supporting an increasingly wide range of services we offer.

Other Operating Expenses

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
Other operating expenses	¥18,376	¥25,403	¥7,027	38.2%
Percentage of revenues	13.1%	15.2%

Our other operating expenses increased by 38.2%, or ¥7,027 million, from ¥18,376 million in 2016 to ¥25,403 million in 2017, primarily due to increases in rent and supplies expenses in connection with our relocation to our new headquarters in Shinjuku in April 2017, as well as an increase in cost of goods sold. Our rent expenses increased by 74.1%, or ¥2,614 million, from ¥3,529 million in 2016 to ¥6,143 million in 2017, and our supplies expenses increased by 106.1%, or ¥1,224 million, from ¥1,154 million in 2016 to ¥2,378 million in 2017. Our cost of goods, which relates to the revenue generated from the others category, increased by 40.6%, or ¥1,427 million, from ¥3,519 million in 2016 to ¥4,946 million in 2017 primarily reflecting increases in sales of LINE Friends merchandise and Clova Wave and Clova Friends smart speakers.

Profit from Operating Activities

Primarily due to the factors described above, our profit from operating activities increased by 26.0%, or ¥5,181 million, from ¥19,897 million in 2016 to ¥25,078 million in 2017. Our profit from operating activities as a percentage of our revenues and other operating income increased from 13.6% in 2016 to 14.0% in 2017, as the increase in revenues and other operating income outpaced the increase in operating expenses.

Finance Income and Finance Costs

Our finance income, which mainly consists of interest income, increased by 195.4%, or ¥170 million, from ¥87 million in 2016 to ¥257 million in 2017 due primarily to an increase in the amount of investments in interest-bearing debt instruments. Our finance costs, which mainly consist of interest expenses, decreased by 60.0%, or ¥39 million, from ¥65 million in 2016 to ¥26 million in 2017 primarily due to a decrease in the average monthly balance of our short-term borrowings, as well as the repayment of all of our outstanding bonds in 2016.

Share of Loss of Associates and Joint Ventures

We recognized net loss on our share of associates and joint ventures of ¥833 million in 2016 primarily related to our interests in LINE MUSIC Corporation and Snow Corporation, which incurred losses primarily attributable to cost of content and advertising expenses, respectively. We recognized net loss on our share of associates and joint ventures of ¥6,321 million in 2017 primarily related to our interest in Snow Corporation, which continued to invest in acquiring additional users of camera applications, particularly in China, prior to monetizing its services. Our share of loss in Snow Corporation also increased due to an increase in our ownership interest following the transfer of our camera application business in May 2017 that was operated by our wholly-owned subsidiary, LINE Plus Corporation, to Snow Corporation to pursue further synergies. See “Item 4.B. Business Overview — Our Investments.”

Loss on Foreign Currency Transactions, Net

We recognized a 1,802.3% increase in net loss on foreign currency transactions from ¥43 million in 2016 to ¥818 million in 2017 resulting from fluctuations in exchange rates, particularly the fluctuation of the Japanese yen against the Korean won, U.S. dollar and the Taiwanese dollar during these periods.

During 2016, the Japanese yen strengthened against the U.S. dollar, the Taiwanese dollar and the Korean won, in the first half of the year and, in the second half of the year, weakened to rates similar to those at the beginning of the year. Our net loss on foreign currency transactions in 2016 related primarily to a foreign currency loss on Japanese-yen denominated payables at LINE BIZ.+ PTE LTD, whose functional currency is the U.S dollar, offset in part by a foreign currency gain on Japanese yen-denominated payables at LINE Taiwan Limited, whose functional currency is the Taiwanese dollar.

During 2017, the Japanese yen weakened against the Korean won in the second half of the year. Our net loss on foreign currency transactions in 2017 related primarily to foreign currency loss on Korean won-denominated payables at LINE Plus Corporation and LINE Corporation, whose functional currency is the Japanese yen.

Other Non-operating Income

In 2016, we recognized other non-operating income of ¥9 million. In 2017, we recognized other non-operating income of ¥1,963 million primarily resulting from a ¥1,096 million gain on financial assets at fair value through profit or loss related to fair value measurement gain of conversion right of redeemable preferred stock in 4:33 Creative Lab, a Korean game development company we invested in through LINE C&I Corporation, as well as a ¥751 million gain on sale of financial assets related to our disposition of holdings in gumi Inc., a mobile games developer and publisher listed on the Tokyo Stock Exchange, and three other listed companies.

Other Non-operating Expenses

In 2016, we recognized other non-operating expenses of ¥1,062 million primarily due to a ¥656 million loss on financial assets at fair value through profit or loss related primarily to the conversion right of redeemable preferred stock in 4:33 Creative Lab, a Korean game development company we invested in through LINE C&I Corporation. In 2017, we recognized other non-operating expenses of ¥1,988 million primarily due to a ¥1,761 million loss on impairment of available-for-sale financial assets related primarily to our investment in 4:33 Creative Lab.

Income Tax Expenses

Our income tax expenses increased by 11.4%, or ¥1,018 million, from ¥8,904 million in 2016 to ¥9,922 million in 2017. Our effective income tax rate of 49.5% for continuing operations for 2016 differed from the Japanese statutory tax rate of 33.5% for 2016 primarily due to non-deductible share-based payment expenses incurred in connection with stock options granted to employees and directors who are non-Japanese residents as well as pre-tax losses of subsidiaries for which no deferred tax assets were recognized. Our effective income tax rate of 54.7% for continuing operations for 2017 differed from the Japanese statutory tax rate of 31.7% for 2017 primarily due to pre-tax losses recorded by some of our subsidiaries on a stand-alone basis and the recognition of share of loss of associates and joint ventures for which no deferred tax assets were recognized, as the related tax benefits could not be recognized.

Loss from Discontinued Operations, Net of Tax

We recognized loss from discontinued operations, net of tax, of ¥1,982 million in 2016 and ¥13 million in 2017 related to the abandonment of our MixRadio business effective March 21, 2016 and its retrospective presentation as a discontinued operation for both periods. See “— Major Components of Results of Operations — Profit (Loss) from Discontinued Operations, Net of Tax.”

Profit for the Year

As a result of the factors described above, our profit for the year increased by 15.6%, or ¥1,106 million, from ¥7,104 million in 2016 to ¥8,210 million in 2017. Our profit for the year as a percentage of revenues and other operating income decreased from 4.8% in 2016 to 4.6% in 2017.

Comparison of the Years Ended December 31, 2015 and 2016

Revenues

The following table presents a breakdown of our revenues by major services and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
Communication and content:
Communication	¥28,725	¥29,290	¥565	2.0%
Content	49,284	44,784	(4,500)	(9.1)
Others	5,985	11,923	5,937	99.2

Sub-total	83,994	85,997	2,003	2.4
Advertising:
LINE advertising:
Messenger ads	26,487	33,997	7,510	28.4
Performance ads	—	10,524	10,524	N/A (1)

Sub-total	26,487	44,521	18,035	68.1
Portal advertising	9,925	10,186	261	2.6

Sub-total	36,412	54,707	18,296	50.2

Total	¥120,406	¥140,704	¥20,299	16.9%

(1)	N/A means not applicable.

Our revenues increased by 16.9%, or ¥20,299 million, from ¥120,406 million in 2015 to ¥140,704 million in 2016 primarily due to increases in revenues of LINE advertising and LINE character marketing, which were offset in part by a decrease in revenues from content. The significant increase in the growth of “performance ads” such as LINE Timeline Ads and LINE NEWS Ads as well as the continued growth of “messenger ads” including Official Accounts, LINE Point Ads, LINE@ and Business Connect contributed to the growth in revenues from LINE advertising. Our MPUs increased from 8.8 million in December 2015 to 9.4 million in December 2016. Our total MAUs increased only slightly from 215 million in December 2015 to 217 million in 2016, but MAUs in our four key countries increased from 145 million to 167 million during the same period, helping to drive growth in revenues from LINE advertising.

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

The decrease in the sales volume of in-game items was primarily driven by decreases in revenues from games developed by third-parties. In addition, we launched fewer games in 2016 compared to 2015. With respect to our internally-developed games, significant decreases in revenues from games that were launched in 2014 such as LINE Rangers were more than offset by significant increases in revenues from our games that were launched in 2015, including LINE BrownFarm and LINE Bubble2. For internally-developed games, we recognize as revenues the gross amount of consideration paid by users which amplifies the impact of purchases of in-game items on our revenue increase compared to third-party developed games, for which we recognize as revenues the net proceeds after deducting amounts paid to third-party game developers and payment processing service providers. See “— Major Components of Results of Operations — Revenues.” In addition, for a discussion of MAUs and MPUs of LINE Games, see “— Factors Affecting Our Financial Condition and Results of Operations.”

Others. Revenues from the others category, which consists primarily of sales of official LINE merchandise at our retail stores and royalty revenues related to LINE characters’ copyrights, revenues from LINE Part-time Job and revenues from LINE Pay, increased by 99.2%, or ¥5,937 million, from ¥5,985 million in 2015 to ¥11,923 million in 2016 primarily due to an increase in numbers of, and sales from, LINE Friends stores in Korea, China and Hong Kong.

Advertising

	For the year ended December 31,		Changes
	2015	2016	Amount	%
	(in millions of yen or percentages)
LINE advertising:
Messenger ads	¥26,487	¥33,997	¥7,510	28.4%
Percentage of revenues	22.0%	24.2%
Performance ads	—	10,524	10,524	N/A (1)
Percentage of revenues	—	7.5%

Sub-total	26,487	44,521	18,035	68.1
Percentage of revenues	22.0%	31.6%
Portal advertising	9,925	10,186	261	2.6
Percentage of revenues	8.2%	7.2%

Total advertising	¥36,412	¥54,707	¥18,296	50.2%
Percentage of revenues	30.2%	38.9%

(1)	N/A means not applicable.

LINE Advertising. Revenues from LINE advertising increased by 68.1%, or ¥18,035 million, from ¥26,487 million in 2015 to ¥44,521 million in 2016 primarily due to significant increases in revenues attributable to impression-based performance ads, including LINE Timeline Ads and LINE NEWS Ads, as well as growing revenues attributable to messenger ads.

We began recognizing revenues from our performance ads in 2016, and recorded revenues from performance ads of ¥10,524 million in 2016. Our performance ads, consisting primarily of LINE Timeline Ads and LINE NEWS Ads, were our fastest growing advertisement products in 2016. The significant growth in revenues from performance ads in 2016 was attributable to increases in the number of paid impressions and clicks paid for by advertisers with respect to LINE Timeline Ads and LINE NEWS Ads, driven mainly by expanding advertising solutions and the increasing attractiveness of Timeline and LINE NEWS to existing and new advertisers as a result of a growing user base for these products primarily in Japan.

Revenues from our messenger ads increased by 28.4%, or ¥7,510 million, from ¥26,487 million in 2015 to ¥33,997 million in 2016, resulting primarily from increases in revenues from Official Accounts, LINE Point Ads, LINE@ and Business Connect. For Official Accounts, the number of paid contracts increased by approximately 30% from 419 on December 31, 2015 to 549 on December 31, 2016, primarily as a result of our successful retention of existing advertisers as well as an increase in new advertisers through sign-up incentives and marketing initiatives, both mainly in Japan. For LINE Point Ads, users increasingly took advantage of additional ways to earn LINE Points, such as by viewing video commercials and film previews, which in turn led to an increase in revenues from LINE Point Ads. Revenues from LINE@ increased primarily due to the successful launch of a premium advertising plan, as well as an increase in revenues generated from markets outside of Japan.

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

Other Operating Income

Our other operating income increased by 1,142.1%, or ¥5,418 million, from ¥474 million in 2015 to ¥5,892 million in 2016, primarily due to a gain on the sale of land in Fukuoka in June 2016 as well as a gain on divestiture of business and subsidiaries relating to the deconsolidation of LINE BIZ Plus Ltd., our former subsidiary providing LINE Pay services in Thailand.

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

Our employee compensation expenses increased by 10.9%, or ¥3,873 million, from ¥35,572 million in 2015 to ¥39,445 million in 2016 primarily due to an increase in the number of our employees, which effect was offset in part by a decrease in share-based compensation expenses. The number of our full-time employees increased from 2,454 as of December 31, 2015 to 3,085 as of December 31, 2016. We did not grant any stock options in 2016 and amortization of a portion of the expenses relating to existing share options was completed in the middle of 2016, resulting in a decrease in our share-based compensation expenses from ¥11,213 million in 2015 to ¥9,519 million in 2016.

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

Profit from Operating Activities

Primarily due to the factors described above, our profit from operating activities increased by 915.1%, or ¥17,937 million, from ¥1,960 million in 2015 to ¥19,897 million in 2016. Our profit from operating activities as a percentage of our revenues and other operating income increased from 1.6% in 2015 to 13.6% in 2016, as the increase in revenues and other operating income outpaced the increase in operating expenses.

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

Share of Loss of Associates and Joint Ventures

We recognized net loss on our share of associates and joint ventures of ¥205 million in 2015 primarily related to our interest in LINE MUSIC Corporation, which incurred a loss primarily attributable to advertising expenses. We recognized net loss on our share of associates and joint ventures of ¥833 million in 2016 primarily related to our interests in LINE MUSIC Corporation and Snow Corporation, which incurred losses primarily attributable to cost of content and advertising expenses, respectively.

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

Loss from Discontinued Operations, Net of Tax

We recognized loss from discontinued operations, net of tax, of ¥7,588 million in 2015 and ¥1,982 million in 2016 related to the abandonment of our MixRadio business effective March 21, 2016 and its retrospective presentation as a discontinued operation for both periods. See “— Major Components of Results of Operations — Profit (Loss) from Discontinued Operations, Net of Tax.”

Profit (Loss) for the Year

As a result of the factors described above, we recorded a loss for the year of ¥7,972 million in 2015 but recorded a profit for the year of ¥7,104 million in 2016. Our loss for the year as a percentage of revenues and other operating income was (6.6)% in 2015 and our profit for the year as a percentage of revenues and other operating income was 4.8% in 2016.

Item 5.B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Cash Flows

The following table sets forth our cash flows for the periods indicated.

	For the year ended December 31,
	2015	2016	2017
	(in millions of yen)
Net cash provided by operating activities	¥6,979	¥28,753	¥10,965
Net cash used in investing activities	(12,229)	(34,086)	(34,230)
Net cash provided by financing activities	18,860	106,628	11,439
Cash and cash equivalents at the beginning of the year	20,254	33,652	134,698
Cash and cash equivalents at the end of the year	33,652	134,698	123,606

Our principal sources of liquidity since 2015 to date have been proceeds from the completion of our initial public offering in July 2016, incurrences of debt and cash generated by our operations. We manage our liquidity risk to meet our working capital and operational requirements by continually managing projected cash flows. We also aim to mitigate liquidity risk by contracting with financial institutions with respect to bank overdrafts and banking facility agreements for efficient management of funds. We believe that cash from our operations, current and future financing arrangements (including short-term and long-term borrowing facilities and issuances of corporate bonds) and existing cash and cash equivalents are likely to be sufficient to satisfy our operating cash requirements, capital expenditure needs and debt service requirements for the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition or strategic cooperation, which may include investing in technology, technical infrastructure or acquisition of additional equity interests in subsidiaries or associates. If we determine that our cash requirements exceed our available cash holdings, we may seek to issue additional debt or equity securities or obtain additional credit facilities or other sources of funding.

The Payment Services Act requires entities that engage in business activities involving advance payments from customers using prepaid payment instruments such as virtual currencies to set aside amounts covering at least 50% of the total amount of the unused amounts or credits represented by such instruments issued as of the end of either the first or third quarter of any year (if such total amount is more than ¥10 million) for the users, either by making a deposit or by entering into certain guarantee or trust agreements. In accordance with the Payment Services Act, we had deposited ¥2,530 million, ¥3,445 million and ¥635 million as guarantee deposits as of December 31, 2015, 2016 and 2017, respectively. As part of our efforts to comply with the Payment Services Act, we deposited our investments in Japanese government bonds of ¥280 million as of December 31, 2015, 2016 and 2017, which we intend to hold until maturity. In addition, we entered into credit guarantee contracts with banks for ¥2,000 million as of December 31, 2015, for ¥10,100 million as of December 31, 2016 and for ¥12,500 million as of December 31, 2017.

Net Cash Provided by Operating Activities

Our net cash provided by operating activities consists of net profit or loss adjusted for certain non-cash items including depreciation and amortization and share-based compensation as well as the effect of changes in working capital and other activities. Our net cash provided by operating activities decreased from ¥28,753 million in 2016 to ¥10,965 million in 2017, despite an increase in our gross cash flow from sales activities as described above. Our net cash provided by operating activities was negatively impacted by an increase in trade and other receivables from ¥756 million in 2016 to ¥13,539 million in 2017 primarily due to the expansion of certain of our businesses, in particular LINE Pay service in Taiwan, as well as a lag in the timing of collection of fees from payment processing service providers and advertising agencies. Cash used in payment of income taxes also increased from ¥7,522 million in 2016 to ¥12,421 million in 2017, and an increase in the buildup of our inventories, primarily consisting of our Clova Wave and Clova Friends smart speakers as well as LINE Friends merchandise, negatively impacted our cash flows by ¥2,366 million in 2017 compared to a positive impact on our cash flows amounting to ¥407 million in 2016. On the other hand, better management of our trade and other payables resulted in a positive impact on our cash flows by ¥6,215 million in 2017 compared to a negative impact on our cash flows by ¥1,620 million in 2016, which helped offset these effects.

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

Net Cash Used in Investing Activities

Our net cash used in investing activities increased slightly from ¥34,086 million in 2016 to ¥34,230 million in 2017 primarily due to an increase in acquisition of subsidiaries and businesses, net of cash acquired, from ¥423 million in 2016 to ¥11,887 million in 2017 as well as an increase in acquisition of property and equipment and intangible assets from ¥6,352 million in 2016 to ¥12,622 million in 2017. In 2017, we recorded net cash outflow of ¥5,215 million related to our acquisition of a 100.0% interest in FIVE Inc., which specializes in operating a video advertising platform for mobile phones, as well as net cash outflow of ¥2,005 million related to our acquisition of a 51.0% interest in NextFloor Corporation, a game company in Korea. The increase in acquisition of property and equipment and intangible assets was primarily due to expansion and relocation of our headquarters to Shinjuku in April 2017. These factors were substantially offset by a decrease in cash outflow from purchases of time deposits from ¥10,790 million in 2016 to ¥1,282 million in 2017 as well as proceeds from redemption of debt instruments of ¥5,209 million in 2017 compared to no such proceeds in 2016.

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

Net Cash Provided by Financing Activities

Our net cash provided by financing activities decreased from ¥106,628 million in 2016 to ¥11,439 million in 2017. This decrease was primarily attributable to proceeds from our initial public offering of ¥126,848 million in 2016 compared to no such proceeds in 2017, which was offset in part by a decrease in net repayment of short-term borrowings from ¥20,752 million in 2016 to ¥107 million in 2017 as well as an increase in proceeds from exercise of stock options from ¥1,750 million in 2016 to ¥11,489 million in 2017.

Our net cash provided by financing activities increased from ¥18,860 million in 2015 to ¥106,628 million in 2016. This increase was primarily attributable to proceeds from our initial public offering of ¥126,848 million in 2016, compared to no such proceeds in 2015, offset in part by a net repayment of short-term borrowings of ¥20,752 million in 2016.

Contractual Obligations and Commitments

The following table sets forth the amount of contractual obligations as of December 31, 2017, and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(in millions of yen)
Short-term borrowing obligations(1)	¥22,224	¥22,224	¥—	¥—	¥—
Operating lease obligations(2)	14,362	4,139	7,369	2,854	—
Purchase obligations(3)	742	742	—	—	—
Deposits received(4)	5,730	5,730	—	—	—
Office security deposits received under sublease agreement(5)	23	0	23	—	—
Future estimated defined benefit plan payments(6)	6,672	242	712	1,468	4,250

Total	¥49,753	¥33,077	¥8,104	¥4,322	¥4,250

(1)	As of December 31, 2017, the book value of our short-term borrowings was ¥22,224 million.
(2)	We enter into operating lease agreements for certain office space and stores.
(3)	Our purchase obligations include contracts for property and equipment and intangible assets. See Note 9(3) and 10(3) of the notes to our annual consolidated financial statements.
(4)	The deposits received primarily relate to LINE Pay customer deposits.
(5)	The deposits received primarily relate to the sublease of our store spaces.
(6)

Represents, as of December 31, 2017, the expected amount of retirement benefits that we will be required to pay within ten years under applicable law to employees of our Korean subsidiaries, including LINE Plus Corporation, LINE PLAY Corporation, LINE Biz Plus Corporation and LINE Friends Corporation, when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will have been accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the relevant company before their normal retirement age.

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

Revenue Recognition for Internally-developed Virtual Items, LINE Stickers and Sponsored Stickers

We offer both consumable and durable virtual items in our internally-developed games and applications. Consumable virtual items are virtual items that are consumed by following an end users’ specific action and do not provide end users with continuing benefits, whereas durable virtual items are virtual items that provide the end user with continuing benefits over a specific period. The period of benefit of a durable virtual item generally ends at the earliest of (1) an item ceasing to provide further benefits to an end user (i.e., the period of benefit is represented by the usage period of such item), (2) an item being removed from the game board or application by specific in-app or in-game actions taken by an end user or (3) an end user abandoning the game or application. We recognize revenues attributable to consumable virtual items upon sale. For revenues attributable to durable virtual items, revenues are recognized either (1) ratably over the estimated usage period or (2) when we cannot estimate the estimated usage period upfront, ratably over the estimated average playing period of paying users adjusted for any virtual items removed from the game board or application. We recognize revenue attributable to the removed virtual items by developing estimated removal rates and applying such rates to total sales generated. We develop an estimated usage period for durable virtual items considering historical data on purchase patterns and user usage behavior.

We define the playing period as the period from when a paying user first purchased virtual credits to when a paying user is deemed to have become inactive, i.e. when a paying user has not logged onto the game/app for two consecutive months. To estimate the average playing period for a paying user, we analyze monthly cohorts composed of paying users who made their first purchase of payment instruments during such month. We track these monthly cohorts and analyze the dates on which paying users within each cohort become inactive. Based on the actual data observed, we extrapolate the future declines in paying users to determine the ending point of a paying user’s life beyond the date for which observable data is available. We then use the actual and extrapolated data to calculate the average playing period. We recognize revenues arising from internally-developed games and applications by using the estimated average playing period.

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

We recognize deferred tax on temporary differences between the carrying value of an asset or liability for financial reporting purposes and the amounts used for taxation purposes. The deferred tax assets and deferred tax liabilities are calculated using the tax rates based on tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates that are expected to apply to the period when the deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized for all deductible temporary differences, unused tax losses carried forward and unused tax credits carried forward to the extent that it is probable that taxable income will be available. The estimation of future taxable income is calculated based on business plans approved by our management, and it is based on our management’s subjective judgments and assumptions.

We believe that recognition of deferred tax assets is a significant accounting policy that requires our management’s estimates and assumptions regarding, among other things, the level of future taxable income, interpretation of the tax laws and tax planning. Changes in tax laws, projected levels of taxable income and tax planning could affect the effective tax rate and tax balances recorded by us in the future. As of December 31, 2017, we recorded deferred tax assets of ¥16,492 million and deferred tax liabilities of ¥1,573 million.

Impairment

Non-financial Assets

Non-current assets other than goodwill. Non-current assets other than goodwill, such as property and equipment and intangible assets with definite lives, are assessed for indicators of impairment at the end of each reporting period. We evaluate both internal and external sources of information to assess whether impairment indicators exist. Some of the impairment indicators are evidence of obsolescence, significant adverse changes in the technological, market, economic or legal environment of the market in which we operate. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Likewise, the determination of the assets’ recoverable amounts involves the use of estimates by our management that can have a material impact on the respective values and ultimately the amount of any impairment. In 2015, impairment losses of ¥54 million were recognized for the full write-off of the MixRadio segment’s property and equipment. In addition, impairment losses of ¥709 million, ¥446 million and ¥218 million were recognized for the full write-off of the MixRadio segment’s software, music rights and other intangibles, respectively. As a result of the abandonment of MixRadio in March 2016, our MixRadio business was retrospectively classified as part of discontinued operations. In 2016 and 2017, no impairment loss was recognized for tangible and intangible assets with definite useful lives in connection with our MixRadio business. See “— Major Components of Results of Operations — Loss from Discontinued Operations, Net of Tax.” See Note 9, Note 10 and Note 11 of the notes to our annual consolidated financial statements.

Goodwill. As of December 31, 2017, we had ¥16,767 million of goodwill. The goodwill impairment test requires us to test at least annually and more frequently as indicators of impairment are identified. The goodwill impairment test requires us to exercise judgment and assess whether the carrying value of the cash-generating units to which goodwill has been allocated can be supported by the recoverable amount of such cash-generating units. The recoverable amount of a cash-generating unit is determined based on a value-in-use calculation that involves the use of estimates. The main assumptions used in the value-in-use calculation include the discount rate, terminal growth rate and expected future cash flow projections for a period of up to five years from financial budgets approved by our management. Cash flow projections after the planning period are extrapolated using terminal growth rates. Cash flow projections take into account past experience and represent our management’s best estimates. These assumptions are subject to significant adjustments from various factors including user trends, spending on marketing, technology infrastructure and competition.

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

The key assumptions used in our value-in-use calculations are as follows:

For the year ended December 31,
2015		2016		2017
Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate
14.7%	1.4%	11.7%	1.1%	10.3%	1.6%

In validating the value-in-use determined for the cash-generating units, the sensitivity of key assumptions used in the discounted cash-flow model such as discount rates and the terminal growth rate was evaluated. In 2015, as a result of testing goodwill for impairment, we recognized impairment losses of ¥2,692 million, the total goodwill allocated to the MixRadio segment. See Note 11 of the notes to our annual consolidated financial statements. We believe that determining the existence and impairment of goodwill is a critical accounting estimate because significant management judgment is involved in the evaluation of the value of goodwill, and any reasonably possible changes in the key assumptions on which the recoverable amount is based would cause a change in the recoverable amounts of goodwill.

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

No impairment losses were recognized in 2015, 2016 and 2017 as a result of testing our financial assets measured at amortized cost for impairment. Historically, our estimates and assumptions used to evaluate impairment of financial assets measured at amortized cost have been within expectations. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to recognize losses on impairment of financial assets measured at amortized cost.

Available-for-sale financial assets

For an investment in an equity security classified as an available-for-sale financial asset, we consider a significant or prolonged decline in its fair value below its cost to be objective evidence of impairment. The determination of fair value of the investment involves considering factors such as the stock prices of public companies in which we have an equity investment, current economic and market conditions, the operating performance of the companies and other company and industry specific information. In 2015, we recognized impairment loss of ¥1,790 million primarily as a result of a decline in stock price of gumi Inc., a mobile game developer and publisher listed on the Tokyo Stock Exchange. In 2016, we recognized impairment loss of ¥293 million primarily as a result of a decline in stock price of gumi Inc., a mobile games developer listed on the Tokyo Stock Exchange. In 2017, we recognized impairment loss of ¥1,090 million primarily as a result of a decline in the fair value of our investment in 4:33 Creative Lab, a Korean game development company we invested in through LINE C&I Corporation, as well as other unlisted companies in Korea.

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

Provisions

We recognize asset retirement obligations related to assets leased under operating leases in our consolidated statement of financial position. These provisions are recognized based on our management’s best estimates of the expenses expected to be incurred for the restoration of the operating lease properties to the state as specified in the rental agreements upon termination of the operating leases. The estimation takes risks and uncertainty related to the obligations into account as of the fiscal year end date, and the estimates are evaluated on an annual basis.

We also record provision for the licensing royalty fees payable to third-party platform partners related to future redemption of virtual credits to purchase virtual items by our users. The provision is estimated using user trends, past experiences, and our management’s assumptions related to our business. Historically, our expenses have been within expectations and in line with the provision established. However, unforeseen circumstances such as adverse market conditions that deviate significantly from our estimates may require us to change the timing of our provisions or make additional provisions. In this case, our results of operations and financial condition could be materially and adversely affected.

Defined Benefit Plans

We offer employees in Korea, Taiwan and Thailand defined benefit plans and defined contribution plans. The specific features of these plans vary depending on the applicable laws and regulations in each country where the employees work. The majority of our defined benefit obligation consists of the unfunded defined benefits plans for employees of our subsidiaries located in Korea. Such plans include lump sum payments and other post-employment benefits for the board of directors and employees with a service period of over one year. Expenses related to defined benefit plans were ¥1,106 million, ¥1,747 million and ¥2,141 million in 2015, 2016 and 2017, respectively, and we recorded liabilities for defined benefit obligations of ¥5,495 million, ¥6,204 million and ¥6,189 million as of December 31, 2015, 2016 and 2017, respectively. The cost of the defined benefit plans and the present value of the obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that are reviewed at each reporting date, including the determination of the discount rate and future salary increases.

We used the following assumptions to calculate our expenses related to defined benefit plans for the years indicated.

	December 31,
	2015	2016	2017
Discount rate	2.6%	3.4%	3.2%-3.7%
Weighted average of future salary increases	9.5%-14.4%	8.6%-11.3%	4.5%-7.7%

We determine the discount rate based on market returns of high-quality corporate bonds consistent with currencies and estimated payment terms applicable to the defined benefit obligations as of the reporting date in order to calculate present value of the defined benefit obligations. Estimated future salary increases are based on historical salary increases and expected future inflation rates. The plans expose us to actuarial risks, including interest rate risk, salary increase risk and longevity risk. Due to the complexities involved in the valuation and its long-term nature, defined benefit obligations are highly sensitive to changes in these assumptions. If the discount rate or rate of future salary increases had been 100 basis points higher or lower with all other variables held constant, the impact on our defined benefit obligations for 2017 would have been as follows:

	For the year ended December 31, 2017
	Discount rate		Salary increase rate
	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
	(in millions of yen)
Impact on defined benefit obligations	¥(5,019)	¥6,561	¥7,057	¥(5,620)

Recently Issued Accounting Standards

The IASB issued IFRS 15 Revenue from Contracts with Customers for recognizing revenue. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or the industry with limited exceptions. In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. If those costs are expected to be recovered, they can be capitalized and subsequently amortized and tested for impairment. IFRS 15 also applies to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of an entity’s ordinary activities, such as sales of property, plant and equipment or intangibles.

Either a full retrospective application or a modified retrospective application is required for annual periods beginning on or after January 1, 2018. While early adoption is permitted under IFRS, we do not plan to early adopt. The modified approach, which we plan to use, will allow the standard to be applied to existing contracts beginning with the current period by recording the cumulative amount of the relevant impact at the beginning balance of retained earnings. We have completed an assessment of the impact of the adoption of IFRS 15 on our results of operations, and have already modified related systems. No restatement of the comparative periods will be required under this approach, as long as comparative disclosures about the current period’s revenues under existing IFRS are included.

We recognize revenue associated with communication and content sales and with advertising services by reference to the stage of completion. These transactions are satisfied over time and measured by the progress toward complete satisfaction of performance obligations. We have determined that most of the methods currently used to measure the progress toward complete satisfaction of these performance obligations will continue to be appropriate under IFRS 15, with some exceptions outlined below:

(1)	LINE Stickers and Creator Stickers

The adoption of the new standard will result in a change to the timing of recognition of revenues from our sales of LINE Stickers and Creator Stickers, where revenue will be recognized over an estimated usage period on a straight-line method instead of the current method, which is over time but on an accelerated basis. Under the current method, we deem the user’s usage pattern of Stickers, which represents a user’s consumption of benefits, to be the measuring method that best depicts the progress toward satisfaction of performance based on a contract, and recognize revenue during the earlier part of the estimated usage period.

IFRS 15 clarifies the concept of providing a service of standing ready to mean providing a service to users or making a service available to users for their use as and when they decide to use such service. We have determined that LINE Stickers and Creator Stickers services that we provide to our users employ a concept similar to that of a service of standing ready. Our performance obligation to our customers, who are users that have purchased our Stickers, is to make LINE Stickers and Creator Stickers available to the users for their use at any given time. Accordingly, the users receive the benefit of the services and consume such services as we make LINE Stickers and Creator Stickers available to them for their use. Therefore, we have determined that our performance obligation is evenly satisfied over time and that a straight-line method over an estimated usage period is the best way to measure the progress toward complete satisfaction of our performance obligation. As a result, the beginning balance of our retained earnings for the year ending December 31, 2018, net of tax, has decreased by ¥967 million.

(2)	LINE Sponsored Stickers

The adoption of the new standard will result in a change to the timing of recognition of revenues from our sales of Sponsored Stickers, where revenue will be recognized over a contract period on a straight-line method instead of the current method, which is over time but on an accelerated basis. Under the current method, we deem the user’s usage pattern of Sponsored Stickers, which represents its progress of rendering the services, to be the measuring method that best depicts the progress toward satisfaction of performance based on a contract, and recognize revenue based on the user’s usage pattern of Sponsors Stickers, which is weighted toward the earlier part of the period.

IFRS 15 clarifies the definition of a “customer” to mean “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” In addition, a contract with “customers” is within the scope of IFRS 15, which requires the measurement of the progress toward complete satisfaction of a performance obligation to “customers.” In the LINE Sponsored Stickers contract, only advertisers are obligated to pay us consideration for Sponsored Sticker services, and users that use Sponsored Stickers do not pay us any consideration, directly or indirectly. As such, we have determined that only advertisers would be considered our “customers” upon the adoption of IFRS 15. Our performance obligation to advertisers is to make Sponsored Stickers available to the users for their use at any time over a contract period. Accordingly, we have determined that a straight-line method over a contract period is the best way to measure the progress toward complete satisfaction of our performance obligation. As a result, the beginning balance of our retained earnings for the year ending December 31, 2018, net of tax, has decreased by ¥760 million.

(3)	LINE Point Ads

The adoption of the new standard will result in a change to the timing of recognition of revenues from our sales of LINE Point Ads, where we will recognize revenue at the time LINE Points are issued to users, rather than at the time LINE Points are utilized by users. Currently, the portion of revenue from the LINE Point Ads service attributable to LINE Points is measured at the fair value of LINE Points, and revenue related to unused LINE Points at the end of the accounting period is deferred, while revenue related to redeemed LINE Points is recognized in accordance with the revenue recognition policy for the virtual item purchased.

IFRS 15 clarifies the definition of a “customer” to mean “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” Because only advertisers pay us the transaction price consideration in exchange for the advertising services we provide, while users that receive LINE Points do not pay us any transaction price, directly or indirectly, we have determined that only advertisers would be considered our “customers” upon the adoption of IFRS 15. We consider our performance obligation in the contract with a customer, who is an advertiser, to be satisfied when we issue LINE Points to users, since we do not have any obligation toward advertisers to manage LINE Points or to provide users other services in exchange for LINE Points thereafter for advertisers. As a result, we have preliminarily decided to recognize revenues from our sales of LINE Point Ads at the time LINE Points are issued to users.

In addition, upon the adoption of IFRS 15, we expect to recognize provisions for the expenses expected to be incurred in connection with the consumption of LINE Points, and such expenses will be recognized at the same time LINE Points are issued to users and as we satisfy our performance obligations. As a result, the beginning balance of retained earnings for the year ending December 31, 2018, net of tax, has increased by ¥667 million.

(4)	LINE advertising and Portal advertising

For advertising services such as Official Accounts, an advertising agency may be involved in obtaining contracts from customers and provide to customers on our behalf certain services, such as formatting of advertisement publications to comply with our specifications or standards for advertisement publications. In such transactions, the adoption of the new standard will result in a change to the method of recognition of revenues from LINE advertising and portal advertising, where we will recognize revenue on a gross basis with the share of advertising agencies included in the consideration we receive from our customers, rather than on a net basis with the share of advertising agencies excluded from the consideration we receive from our customers. Currently, we recognize revenue by excluding the share attributable to advertising agencies from the total consideration we receive from our customers due to the fact that the share of an advertising agency is considered an individually identifiable element, that we do not provide the service directly and earn revenue at a constant rate, and that we do not bear any credit risk relating to such transactions.

IFRS 15 clarifies the evaluation criteria for whether an entity is considered a principal or an agent based on the identification of performance obligations and transfer of control for services. In particular, it is stated that “an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer.” In addition, guidance and indicators for whether an entity controls the specified good or service to be provided to customers by another party are revised to include a right to a service to be performed by another party, which gives the entity the ability to direct that party to provide the service to customers on the entity’s behalf. Since advertising agencies’ services, such as formatting of advertisement publications, are provided to customers based on our specifications or standards for advertisement publications, we have determined that we control the services provided by advertising agencies and that we are thus the principal. As a result, we have decided to change our method of revenue recognition based on the total consideration received from a customer, including the services provided by advertising agencies. In accordance with IFRS 15, we will recognize the costs of contract consisting of consideration payable to an advertising agency as an asset and will expense such costs as the related revenues are recognized, which process will recur every time an advertising contract is renewed at the end of the original term of the contract. Therefore, there will be no effect on the beginning balance of retained earnings for the year ending December 31, 2018 as a result of the adoption of the new standard under IFRS 15.

For a discussion of additional new standards, interpretations and amendments to IFRS, see Note 3(29) and Note 3(30) of the notes to our annual consolidated financial statements.

Item 5.C.	Research and Development, Patents and Licenses, Etc.

We maintain a research and development program to carry out basic research and technology development activities. See “Item 4.B. Business Overview — Technology.”

Our success depends in part on our ability to protect our core technology and intellectual property. To establish and protect our proprietary rights, we rely on a combination of patents, trademarks, copyrights, trade secrets (including know-how), license agreements, confidentiality procedures, non- disclosure agreements with third parties, employee disclosure and invention assignment agreements, and other contractual and implicit rights worldwide. We also enter into confidentiality and invention assignment agreements with our employees, contractors and platform partners, and we control access to our proprietary technology and information. Our patents are mainly related to social networking, user interface, telecommunications, image processing and web technologies but not limited to these technologies. Despite our efforts to protect our proprietary technology and information through these efforts, unauthorized parties may still copy or otherwise obtain and misuse our intellectual property.

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

Item 5.D.	Trend Information

These matters are discussed under Item 5.A. and Item 5.B. above where relevant.

Item 5.E.	Off-balance Sheet Arrangements

As of December 31, 2016 and 2017, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Item 5.F.	Tabular Disclosure of Contractual Obligations

See “Item 5.B. Liquidity and Capital Resources – Contractual Obligations and Commitments.”

Item 5.G.	Safe Harbor

See “Forward-Looking Statements.”

Item 6.	Directors, Senior Management and Employees

Item 6.A.	Directors and Senior Management

Directors and Corporate Auditors

The following table sets forth information regarding members of our board of directors and board of corporate auditors as of the date of this annual report. The business address of all of such members is JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, 160-0022, Japan.

Name	Age	Position/Title
Takeshi Idezawa	44	Representative Director, President and Chief Executive Officer
Jun Masuda	40	Director and Chief Strategy & Marketing Officer
Jungho Shin	46	Director and Chief Global Officer
In Joon Hwang	52	Director and Chief Financial Officer
Hae Jin Lee	50	Chairman of the Company
Tadashi Kunihiro	62	Outside Director
Koji Kotaka	59	Outside Director
Rehito Hatoyama	44	Outside Director
Hitoshi Kurasawa	67	Corporate Auditor
Jin Hee Kim	51	Corporate Auditor
Takashi Kanai	54	Corporate Auditor

Takeshi Idezawa. Mr. Idezawa has served as our representative director since April 2014 and as president and chief executive officer since March 2015. He currently serves as a representative director of LINE Financial Corporation. Previously, he served as our chief operating officer and as a representative director and president of livedoor Co., Ltd., our subsidiary, where he served in various roles after joining the company in June 2002. Mr. Idezawa received a B.A. in political science and economics from Waseda University.

Jun Masuda. Mr. Masuda has served as a director since March 2015 and chief strategy and marketing officer since April 2014. Mr. Masuda currently serves as a representative director of LINE MUSIC Corporation and AUBE, Ltd., and as the representative director of LINE TICKET Corporation. Previously, he served as a senior officer and chief strategy and marketing officer of NHN Japan Corporation. Prior to joining our company in October 2008, he served as a director and vice president of product at Baidu Japan Inc.

Jungho Shin. Mr. Shin has served as a director since January 2012 and as our chief global officer since April 2014. He has served as a representative director of LINE Plus Corporation since February 2013. Previously, he served as an outside director at livedoor Co., Ltd., our subsidiary. From June 2005 to April 2013, Mr. Shin served in several roles at NAVER Corporation, including as head of Japan services. Mr. Shin received a B.S. and an M.S. in computer science from Korea Advanced Institute of Science and Technology.

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

Hae Jin Lee. Mr. Lee has served as a director since November 2005 and as the chairman of our company since January 2012. Mr. Lee also serves as a director of LINE Plus Corporation and an executive officer of NAVER Corporation. Mr. Lee co-founded NAVER Corporation in June 1999 and served as chairman of the board of NAVER Corporation until March 2017. Prior to co-founding NAVER Corporation, from February 1992 to June 1999, Mr. Lee served in several roles at Samsung SDS Co., Ltd., an information technology services provider. Mr. Lee received a B.S. in computer science from Seoul National University and an M.S. in computer science from Korea Advanced Institute of Science and Technology.

Tadashi Kunihiro. Mr. Kunihiro has served as an outside director since October 2015. Mr. Kunihiro is an attorney in Japan and currently serves as a legal advisor to the Legal Compliance Office of the Japanese Cabinet, a legal compliance advisor to the Cabinet Affairs Office, an outside director of Tokio Marine & Nichido Fire Insurance Co., Ltd., an advisor for the Consumer Affairs Agency, an outside auditor of Mitsubishi Corporation and an outside auditor of OMRON Corporation. From June 2006 to June 2014, he also served as an outside auditor of Sekisui Chemical Co., Ltd. Mr. Kunihiro received an L.L.B. from the University of Tokyo.

Koji Kotaka. Mr. Kotaka has served as an outside director since February 2016. Mr. Kotaka is an attorney in Japan and currently serves as a consultant at Data Artist Inc., an outside director at Monex Group and TradeStation Group, a director at FiNC, Inc. and a supervisory director at Japan Senior Living Investment Corp. Previously, he held positions at Nishimura & Asahi, Goldman Sachs Japan Co., Ltd., Sato and Tsuda Law Office and Legal Research and Training Institute of the Supreme Court of Japan. Mr. Kotaka received an L.L.B. from Keio University and an L.L.M. from University of Chicago Law School.

Rehito Hatoyama. Mr. Hatoyama has served as an outside director since March 2016. Mr. Hatoyama is the chief executive officer of Hatoyama Studio Corporation and currently serves as an outside director of Pigeon Corporation, a director of Transcosmos Inc. and a venture partner of Sozo Ventures, L.C.C. Mr. Hatoyama received a B.A. from Aoyama Gakuin University and an M.B.A. from Harvard Business School.

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

Takashi Kanai. Mr. Kanai has served as a corporate auditor since July 2013. Mr. Kanai currently serves as the representative of Frantech Law Office and an outside director of CLICKTECH Co., Ltd. He is an attorney in Japan and has been a lecturer at the Keio University School of Law since 1999 and an adjunct professor at Musashino University Faculty of Law since April 2015. Mr. Kanai received an L.L.B. and L.L.M. from Keio University, an L.L.M. from Cornell Law School and an L.L.M. from the University of London.

Some of our directors concurrently serve in senior positions at certain of our affiliates or other companies with which we have ordinary course business agreements and engage in ordinary course business transactions.

Executive Officers

The following table sets forth information regarding our senior management, consisting of the officers identified below (“executive officers”), as of the date of this annual report. The business address of all of our executive officers is JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, 160-0022, Japan.

Executive Officers	Age	Position/Title
Takeshi Idezawa	44	Representative Director, President and Chief Executive Officer
Jun Masuda	40	Director and Chief Strategy & Marketing Officer
Jungho Shin	46	Director and Chief Global Officer
In Joon Hwang	52	Director and Chief Financial Officer
Euibin Park	43	Chief Technology Officer
Tomohiro Ikebe	41	Head of Services Development
Heechan Yang	39	Head of Data Labs, Clova Development Department
Seok-Ho Yang	40	Head of LINE Developer Product Department, Development Department 1
Youngsu Ko	41	Head of LINE Service
Takeshi Shimamura	41	Head of Commerce Media

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

Heechan Yang. Mr. Yang has served as head of Data Labs since March 2016 and head of Clova Development Department since April 2017. From June 2013 to February 2016, Mr. Yang served as head of LINE Development Department 2 and Technology Strategy Department. He currently serves as the director of Clova Center. Previously, he served in several engineering and product development-related roles at NHN Japan Corporation, NAVER Japan Corporation, NC Japan Corporation, NHN Corporation and Webtizen Co., Ltd. Mr. Yang received a B.S. in computer engineering from Hongik University.

Seokho Yang. Mr. Yang has served as head of LINE Development Department 1 since June 2013. He currently serves as the director of Blockchain Lab. Previously, he served in several development-related roles at NHN Japan Corporation, NAVER Japan Corporation and NHN Corporation. Mr. Yang received a B.S. in computer science from Korea Advanced Institute of Science and Technology.

Youngsu Ko. Mr. Ko has served as head of LINE Service since November 2016. He has served in several other leadership roles, including as project manager of LINE Messenger Service as well as in the fintech-related business departments, since joining our company in March 2013. Previously, he served in several roles at NAVER Corporation, primarily in its Japan-related businesses.

Takeshi Shimamura. Mr. Shimamura has served as head of commerce media since April 2014. He currently serves as a director of LINE Fukuoka Corporation. Since joining our company from Rakuten, Inc. in July 2004, Mr. Shimamura has served in several roles at our company, including as head of service planning. Mr. Shimamura received a B.A. in history from Komazawa University.

Item 6.B.	Compensation

In accordance with the Companies Act, compensation for our directors and corporate auditors, including bonuses, retirement allowances and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our articles of incorporation. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Compensation for a director or corporate auditor is fixed by our board of directors or by consultation among our corporate auditors in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflects the position of the director or corporate auditor at the time of retirement, length of service as a director or corporate auditor and contribution to our performance.

The following table summarizes the total remuneration paid, including in-kind benefits granted, to our directors and corporate auditors in 2017:

	Total amount (in millions of yen)	By type (in millions of yen)				Number of persons
		Base salary	Stock options	Bonuses	Retirement allowances
Directors(1)	1,611	337	928	346	—	5
Outside directors	41	41	—	—	—	3
Full-time corporate auditors(2)	3	3	—	—	—	1
Outside corporate auditors	12	12	—	—	—	2

(1)	Excludes outside directors.
(2)	Excludes outside corporate auditors.

The following table summarizes the remuneration paid, including in-kind benefits granted, by LINE Corporation and its consolidated subsidiaries to our directors or corporate auditors, on an individual basis, in an amount equal to or exceeding ¥100 million for 2017:

Name	Position/Title	Company	Type and amount (in millions of yen)			Total (in millions of yen)
			Base salary	Stock options(1)	Bonuses
Jungho Shin	Director	LINE Corporation	8	681	—	854	(2)
	Director	LINE Plus Corporation	91	—	74
In Joon Hwang	Director	LINE Corporation	47	43	10	278	(3)
	Director	LINE Plus Corporation	22	—	156
Takeshi Idezawa	Director	LINE Corporation	65	114	40	219
Jun Masuda	Director	LINE Corporation	51	90	31	172

(1)	Amounts account for expenses applicable to stock options granted in 2015 and 2017.
(2)	Amount includes remuneration paid to Mr. Jungho Shin by LINE Corporation and LINE Plus Corporation.
(3)	Amount includes remuneration paid to Mr. In Joon Hwang by LINE Corporation and LINE Plus Corporation.

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

We have obtained directors’ and officers’ liability insurance which insures against certain liabilities that our directors and officers may, in such capacities, incur.

For further details on our stock options, see “Item 6.E. Share Ownership.”

Item 6.C.	Board Practices

Board of Directors

Our board of directors has the ultimate responsibility for the administration of our affairs. Our articles of incorporation provide for not fewer than three but not more than eight directors. Directors are typically nominated at the board level and are elected at general meetings of shareholders. The normal term of office of any director expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within two years after such director’s election to office. Our directors may, however, serve any number of consecutive terms.

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

Board of Corporate Auditors

Our corporate auditors constitute a board of corporate auditors. As permitted under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors instead of board committees. Our articles of incorporation provide for not more than five corporate auditors. Corporate auditors are typically nominated at the board level and are elected at general meetings of shareholders. The normal term of office of any corporate auditor expires at the close of the ordinary general meeting of shareholders held with respect to the last fiscal year ended within four years after such corporate auditor’s election to office. Our corporate auditors may, however, serve any number of consecutive terms. Corporate auditors may be removed by a special resolution of a general meeting of shareholders.

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

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine the financial statements and business reports to be submitted by a representative director at the general meetings of shareholders and to prepare an audit report. They are obligated to participate in meetings of the board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. The board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, independent certified public accountants each year. Each corporate auditor may note an opinion in an audit report issued by the board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by the board of corporate auditors. The board of corporate auditors is empowered to establish the audit principles, the method of examination by the corporate auditors of our affairs and financial position and any other matters relating to the performance of the corporate auditors’ duties.

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

In addition, under the Securities Listing Regulations of the Tokyo Stock Exchange, listed companies in Japan are required to have at least one independent officer. Such independent officer is required to be an outside director or an outside corporate auditor (as defined under the Companies Act) who is unlikely to have any conflicts of interest with shareholders. The Securities Listing Regulations also require listed companies to make efforts to have at least one director who meets the requirements for an independent officer (such director, an “Independent Director”). Further, a listed company that does not have two or more Independent Directors is required to publicly explain the reason. As of December 31, 2017, we have three Independent Directors.

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

Limitation of Liability of Directors and Corporate Auditors

Under the Companies Act and our articles of incorporation we may exempt, by resolution of the board of directors, our directors and corporate auditors from liabilities to us arising in connection with their failure to execute their duties in good faith and without gross negligence, within the limits stipulated by applicable laws and regulations. In addition, our articles of incorporation provide that we may enter into agreements with our directors (excluding executive directors) and corporate auditors to limit their respective liabilities to us arising in connection with a failure to execute their duties in good faith and without gross negligence to the higher of either a predetermined amount which shall be no less than ¥10 million or an amount stipulated in laws and regulations. We have entered into a liability limitation agreement with each outside director and outside corporate auditor which limits the maximum amount of their liability to the higher of either ¥10 million or an amount stipulated in laws and regulations.

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

On a consolidated basis, we had 2,454, 3,085 and 4,345 full-time employees as of December 31, 2015, 2016 and 2017, respectively. From time to time, we also employ contract-based employees to enhance operational efficiency. The following table sets forth a breakdown of our full-time employees by location as of December 31, 2017:

Location	Number of full-time employees
Japan	1,788
Outside Japan	2,557

Total	4,345

Compensation for our full-time employees consists of a combination of annual base salary, bonuses and share-based compensation. Pursuant to the approval of our board of directors on June 26, 2017, we introduced an equity-settled and cash-settled employee stock ownership plans in recognition of our employees’ contribution to our growth and to further encourage improvement in medium- to long-term business performance and to grant beneficiary rights to certain of our employees and those of our subsidiaries in 2017. As of December 31, 2017, our equity-settled and cash-settled employee stock ownership plans held 1,007,710 shares of our common stock as treasury shares, which are granted from time to time as shares or cash (after sale of the underlying shares by the trust) as part of our share-based payments to our employees. See Note 27 of the notes to our annual consolidated financial statements. We also operate employee share incentive plans to encourage wider equity participation among our employees. We provide a wide range of benefits to our employees. We believe our compensation and benefit plans are competitive within our industry. Our employees are not unionized, and we consider our current relations with our employees to be good.

Item 6.E.	Share Ownership

Common Stock

As of December 31, 2017, none of the shares of our common stock entitles the holder to any preferential voting rights. The persons who are currently our directors, corporate auditors and executive officers held, as a group, 7,137,696 common shares as of December 31, 2017, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by our directors, corporate auditors and executive officers.

Name	Number of Common Shares
Jungho Shin	4,760,500
Hae Jin Lee	2,359,500
Takeshi Idezawa	10,000
Jun Masuda	5,000
Koji Kotaka	2,500
Tadashi Kunihiro	131
Rehito Hatoyama	65

Total	7,137,696

Stock Options

We have granted stock options to purchase shares of our common stock in the form of stock acquisition rights pursuant to the Companies Act. The purpose of these grants is to enable our directors and employees, including our executive officers, to share in our successes and to reinforce a corporate culture that aligns employee interests with those of our shareholders. References in this annual report to “stock options” are references to stock acquisition rights to purchase shares of our common stock, unless otherwise indicated. For more information regarding stock options granted by us, see Note 27 of the notes to our annual consolidated financial statements.

Our stock options granted during 2015 may be exercised during an eight-year period that begins two years from the date of grant, whereas our stock options granted during 2017 may be exercised for a period of six years that begins four years from the date of grant. Our stock option grants generally do not allow for the transfer or assignment of options. An option holder who retires while one’s options are still exercisable loses such options, unless otherwise approved by our board of directors. In the event of a stock split, reverse stock split or issuance of new shares or disposal of treasury shares at below market price, the exercise price of and, in certain cases, the number of shares subject to outstanding options, will be proportionately adjusted.

The following table summarizes the stock options with respect to our common stock owned by our directors, corporate auditors and executive officers as of December 31, 2017:

Name	Grant Date	Exercise period		Exercise price (per share)	Number of options granted	Number of options exercised	Number of exercisable options
		From	To
Jungho Shin	December 17, 2012	December 18, 2014	December 17, 2022	¥344	6,790,000	6,790,000	0
	February 4, 2015	February 4, 2017	February 3, 2025	1,320	3,474,500	3,474,500	0
	July 18, 2017	July 18, 2021	July 18, 2027	4,206	601,000	—	601,000
Hae Jin Lee	December 17, 2012	December 18, 2014	December 17, 2022	344	5,572,000	5,572,000	0
Takeshi Idezawa	December 16, 2013	December 17, 2015	December 16, 2023	344	52,500	10,000	42,500
	February 4, 2015	February 4, 2017	February 3, 2025	1,320	44,000	—	44,000
	July 18, 2017	July 18, 2021	July 18, 2027	4,206	300,500	—	300,500
Jun Masuda	December 16, 2013	December 17, 2015	December 16, 2023	344	63,000	5,000	58,000
	February 4, 2015	February 4, 2017	February 3, 2025	1,320	31,500	—	31,500
	July 18, 2017	July 18, 2021	July 18, 2027	4,206	240,400	—	240,400
In Joon Hwang	July 18, 2017	July 18, 2021	July 18, 2027	4,206	120,200	—	120,200

Item 7.	Major Shareholders and Related Party Transactions

Item 7.A.	Major Shareholders

The table below sets forth certain information relating to the shareholders of our common stock issued as of December 31, 2017, based on information known to us or can be ascertained from public filings:

Name of shareholder	Number of shares owned	Percentage of outstanding shares
NAVER Corporation(1)	174,992,000	73.4%

(1)	Prior to our IPO in July 2016, in which we issued 40,250,000 shares of common stock (including over-allotments), NAVER Corporation owned 100.0% of the outstanding shares of our common stock.

Under the FIEA, any person who solely or jointly owns more than 5% of the total issued voting shares of a company listed on a Japanese stock exchange must file a report concerning the shareholding with the director of the relevant local finance bureau. Major shareholders have the same voting rights per share as all other holders of common stock.

As of December 31, 2017, there were 238,496,810 shares of common stock outstanding. Of the total outstanding shares, 9,504,800 shares were held in the form of American Depositary Receipts (“ADRs”) and 16,000,675 shares were held of record in the form of common stock by residents in the United States. As of December 31, 2017, the number of registered ADR holders was six and the number of registered holders of our common stock in the United States was 98.

NAVER Corporation, which has 174,992,000 shares or 73.4% of the voting power of our outstanding capital stock as of December 31, 2017, has the ability to control the outcome of matters submitted to our shareholders for approval. To our knowledge, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of us.

Item 7.B.	Related Party Transactions

NAVER Corporation

Issuance of Shares

On May 25, 2012, we issued 87,369 shares of our common stock to NAVER Corporation for ¥15,000 million. As of December 31, 2017, NAVER Corporation held a 73.4% voting interest in us.

Mr. Hae Jin Lee, who currently serves as a director chairman of our company, also serves as an executive officer of NAVER Corporation. Mr. Jin Hee Kim, who currently serves as our corporate auditor, also serves as an executive officer of NAVER Corporation.

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

Advertising Service

On January 1, 2014, LINE Plus Corporation, our wholly-owned subsidiary, entered into a service partnership agreement with NAVER Corporation to provide NAVER Corporation with advertising services via the LINE platform and the right to use certain LINE characters in NAVER Corporation’s advertising activities in exchange for advertising services to be provided to LINE Plus Corporation via NAVER Corporation’s portal website, NAVER. We recognized net revenue receivable from NAVER Corporation of ¥518 million in 2017 and recorded ¥108 million of outstanding receivables balance from NAVER Corporation as of December 31, 2017.

Joint Development of Clova

On July 6, 2017, we entered into a business cooperation agreement with NAVER Corporation to establish the terms and conditions of the joint development and operation of the Clova AI platform as well as the distribution, marketing and promotion of related products. Pursuant to this agreement, we and NAVER Corporation hold joint and equal ownership over all intellectual property jointly developed relating to the Clova AI platform and bear an equal amount of costs incurred during such development. In the event that revenues and expenses arise from the distribution and sale of the products and services jointly developed by us and NAVER Corporation, each party recognizes its own revenues and expenses arising from such activities.

NAVER Business Platform Corporation

Data Hosting Services

On December 20, 2010, we entered into a data hosting agreement with NAVER Business Platform Corporation, pursuant to which NAVER Business Platform Corporation provides data hosting services to us. The agreement was superseded by an information technology service agreement with NAVER Business Platform Corporation dated April 1, 2013. For such services, we recognized expenses payable to NAVER Business Platform Corporation of ¥8,475 million in 2017 and recorded ¥976 million of outstanding expenses payable balance to NAVER Business Platform Corporation as of December 31, 2017.

Snow Corporation

In May 2017, we transferred our camera application business, including B612 and LINE Camera, which was operated by our wholly-owned subsidiary LINE Plus Corporation, to Snow Corporation, a subsidiary of NAVER Corporation and developer and operator of the selfie app SNOW. In exchange for the transfer of business, LINE Plus Corporation received 208,455 newly issued common shares of Snow Corporation, which amounted to ¥10,651 million yen representing the fair value of such newly issued common shares on the date of the transaction. Currently, our interest in Snow Corporation is 40.7% and the remaining interest is owned by NAVER Corporation.

For further details on related party transactions, see Note 28 of the notes to our annual consolidated financial statements.

As of December 31, 2017, we had no loans outstanding to our directors, corporate auditors or executive officers.

Item 7.C.	Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-108.

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

Between December 2015 and May 2016, Uniloc USA, Inc. and Uniloc Luxembourg S.A. filed 16 patent infringement lawsuits related to systems and methods for initiating conference calls against at least 16 instant messaging service providers and telecommunications equipment and solution providers, including us, in the U.S. District Court for the Eastern District of Texas. On June 14, 2016, Uniloc USA, Inc. and Uniloc Luxembourg S.A. filed eight patent infringement lawsuits related to systems and methods for instant VoIP messaging against at least eight wireless telecommunications manufacturers and instant messaging service providers, including us, in the U.S. District Court for the Eastern District of Texas. Both complaints sought unspecified monetary damages, costs and injunctive relief against us. Both complaints, however, were settled and subsequently dismissed in April 2017.

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

Market Price Information

Our common stock, with no par value per share, has been listed on the First Section of the Tokyo Stock Exchange since July 15, 2016 under the securities identification code 3938. Our ADSs, each representing one share of our common stock and evidenced by ADRs, are listed on the New York Stock Exchange under the ticker symbol “LN.”

The table below shows, for the periods indicated, the high and low market prices of our common stock on the Tokyo Stock Exchange and the ADSs on the New York Stock Exchange.

	Tokyo Stock Exchange Price per share of common stock		New York Stock Exchange Price per share of ADS
	High	Low	High	Low
	(In yen)		(In US$)
Annual highs and lows
Fiscal year 2016 (from July 15, 2016)	5,060.00	3,820.00	49.63	33.52
Fiscal year 2017	5,010.00	3,515.00	44.91	30.96

Quarterly highs and lows
Third Quarter 2016 (from July 15, 2016)	5,060.00	3,820.00	49.63	36.53
Fourth Quarter 2016	5,000.00	3,955.00	48.48	33.52
First Quarter 2017	4,275.00	3,515.00	38.46	30.96
Second Quarter 2017	4,365.00	3,670.00	39.10	32.96
Third Quarter 2017	4,095.00	3,810.00	36.85	34.02
Fourth Quarter 2017	5,010.00	4,045.00	44.91	36.01
First Quarter 2018 (through March 29, 2018)	5,320.00	3,980.00	46.91	37.92

Monthly highs and lows
October 2017	4,885.00	4,045.00	42.75	36.01
November 2017	4,975.00	4,775.00	44.91	41.88
December 2017	5,010.00	4,595.00	44.00	40.82
January 2018	5,320.00	4,830.00	46.91	41.32
February 2018	4,990.00	4,255.00	45.05	39.03
March 2018 (through March 29, 2018)	4,335.00	3,980.00	40.37	37.92

Item 9.B.	Plan of Distribution

Not applicable

Item 9.C.	Markets

Please refer to “Item 9.A. Offer and Listing Details.”

Item 9.D.	Selling Shareholders

Not applicable

Item 9.E.	Dilution

Not applicable

Item 9.F.	Expenses of the Issue

Not applicable

Item 10.	Additional Information

Item 10.A.	Share Capital

Not applicable

Item 10.B.	Memorandum and Articles of Association

We are a joint-stock corporation incorporated in Japan under the Companies Act. The rights of our shareholders are represented by shares of our common stock as described below, and shareholders’ liability is limited to the amount of subscription for such shares. As of December 31, 2017, our authorized share capital consisted of 690,000,000 shares of common stock of which 238,496,810 shares were issued and outstanding.

Book-Entry Transfer System

The Japanese book-entry transfer system for listed shares of Japanese companies under the Book-Entry Act apply to the shares of our common stock. Under this system, shares of all Japanese companies listed on any Japanese stock exchange are dematerialized. Under the book-entry transfer system, in order for any person to hold, sell or otherwise dispose of listed shares of Japanese companies, they must have an account at an account management institution unless such person has an account at JASDEC. “Account management institutions” are financial instruments business operators (i.e., securities firms), banks, trust companies and certain other financial institutions that meet the requirements prescribed by the Book-Entry Act, and only those financial institutions that meet the further stringent requirements of the Book-Entry Act can open accounts directly at JASDEC.

The following description of the book-entry transfer system assumes that the relevant person has no account at JASDEC.

Under the Book-Entry Act, any transfer of shares is effected through book-entry, and the title to the shares passes to the transferee at the time when the transferred number of shares is recorded in the transferee’s account at an account management institution. The holder of an account at an account management institution is presumed to be the legal owner of the shares held in such account.

Under the Companies Act, in order to assert shareholders’ rights against us, the transferee must have its name and address registered in the register of our shareholders, except in limited circumstances. Under the book-entry transfer system, such registration is generally made upon receipt of an all shareholders notice (as described in “— Register of Shareholders”) from JASDEC. For this purpose, shareholders are required to file their names and addresses with our transfer agent through the account management institution and JASDEC. See “— Register of Shareholders” for more information.

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

Register of Shareholders

Under the book-entry transfer system, the registration of names, addresses and other information of shareholders in the register of our shareholders will be made by us upon the receipt of an all shareholders notice (soukabunushi tsuchi) (with the exception that in the event of the issuance of new shares, we will register the names, addresses and other information of our shareholders in the register of our shareholders without an all shareholders notice from JASDEC) given to us by JASDEC, which will give us such all shareholders notice based on information provided by the account management institutions. Such all shareholders notice will be made only in cases prescribed under the Book-Entry Act such as when we fix the record date and when we make a request to JASDEC with any justifiable reason. Therefore, a shareholder may not assert shareholders’ rights against us immediately after such shareholder acquires our shares, unless such shareholder’s name and address are registered in the register of our shareholders upon our receipt of an all shareholders notice; provided, however, that, in respect of the exercise of rights of minority shareholders as defined in the Book-Entry Act, a shareholder may exercise such rights upon giving us an individual shareholder notice (kobetsukabunushi tsuchi) through JASDEC only during a certain period prescribed under the Book-Entry Act.

Distribution of Surplus

Under the Companies Act, the distribution of dividends takes the form of distribution of Surplus, and a distribution of Surplus may be made in cash and/or in kind, with no restrictions on the timing and frequency of such distributions. The Companies Act generally requires a joint-stock corporation to make distributions of Surplus authorized by a resolution of a general meeting of shareholders. Distributions of Surplus are, however, permitted pursuant to a resolution of the board of directors if:

(a)	the company’s articles of incorporation so provide (our articles of incorporation do not have provisions to this effect);

(b)	the normal term of office of directors is no longer than one year (our articles of incorporation do not have provisions to this effect); and

(c)

the company’s non-consolidated annual financial statements and certain documents for the latest fiscal year fairly present its assets and profit or loss, as required by the ordinances of the Ministry of Justice.

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

A resolution of a general meeting of shareholders authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders, grant a right to the shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders. See “— Voting Rights” for more details regarding a special resolution. Our articles of incorporation provide that we are relieved of our obligation to pay any distributions in cash that go unclaimed for three years after the date they first become payable.

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

For the purposes of this section, the amount of “Surplus” is the excess of the aggregate of (I) through (IV) below, less the aggregate of (V) through (VII) below:

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

In Japan, the “ex-dividend” date and the record date for any distribution of Surplus come before the date a company determines the amount of distribution of Surplus to be paid.

For information as to Japanese taxes on dividends, please refer to “Taxation — Japanese Taxation.”

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

Unit Share System

General

Our articles of incorporation provide that 100 shares constitute one “unit” of common stock. Our board of directors is permitted to reduce the number of shares that will constitute one unit or to abolish the unit share system entirely by amending our articles of incorporation, without shareholders’ approval, with public notice without delay after the effective date of such amendment.

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

General Meeting of Shareholders

Our ordinary general meeting of shareholders is usually held every March in Tokyo, Japan. The record date for an ordinary general meeting of shareholders is December 31 of each year. In addition, we may hold an extraordinary general meeting of shareholders whenever necessary by giving at least two weeks’ advance notice to shareholders.

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

Any shareholder or group of shareholders holding at least 3% of the total number of voting rights for a period of six months or more may require, with an individual shareholder notice (as described in “— Register of Shareholders”), the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such general meeting of shareholders.

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

•

a reduction of share capital, subject to certain exceptions under which a shareholders’ resolution is not required, such as a reduction of share capital for the purpose of replenishing capital deficiencies;

•	transfer of the whole or a part of our equity interests in any of our subsidiaries, subject to certain exceptions under which a shareholders’ resolution is not required;

•	a dissolution, merger or consolidation, subject to certain exceptions under which a shareholders’ resolution is not required;

•	the transfer of the whole or a substantial part of our business, subject to certain exceptions under which a shareholders’ resolution is not required;

•	the taking over of the whole of the business of any other corporation, subject to certain exceptions under which a shareholders’ resolution is not required;

•	a corporate split, subject to certain exceptions under which a shareholders’ resolution is not required;

•

share exchange (kabushiki kokan) or share transfer (kabushiki iten) for the purpose of establishing 100% parent-subsidiary relationships, subject to certain exceptions under which a shareholders’ resolution is not required;

•

any issuance of new shares or transfer of existing shares held by us as treasury stock at a “specially favorable” price and any issuance of stock acquisition rights or bonds with stock acquisition rights at a “specially favorable” price or in a “specially favorable” condition to any persons other than shareholders;

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

Rights to Allotment of Shares

Holders of shares of our common stock have no pre-emptive rights. Authorized but unissued shares may be issued at the times and on the terms as the board of directors determines, so long as the limitations with respect to the issuance of new shares at “specially favorable” prices (as described in “— Voting Rights”) are observed. Our board of directors may, however, determine that shareholders shall be given rights to allotment regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all holders of the shares as of a record date for which not less than two weeks’ prior public notice must be given. Each shareholder to whom such rights are given must also be given notice of the expiration date thereof at least two weeks prior to the date on which such rights expire. The rights to allotment of new shares may not be transferred. However, the Companies Act enables us to allot stock acquisition rights to shareholders without consideration therefor, and such stock acquisition rights are transferable. See “— Stock Acquisition Rights” below.

In cases where a particular issuance of new shares (i) violates laws and regulations or our articles of incorporation, or (ii) will be performed in a manner materially unfair, and shareholders may suffer disadvantages therefrom, such shareholders may file an injunction with a court of law to enjoin such issuance.

Stock Acquisition Rights

Subject to certain conditions and to the limitations on issuances at a “specially favorable” price or on “specially favorable” conditions described in “— Voting Rights,” we may issue stock acquisition rights (shinkabu yoyakuken) and bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai) by a resolution of the board of directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as set forth in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, we will be obligated either to issue the relevant number of new shares or, alternatively, to transfer the necessary number of shares of treasury stock held by us.

Record Date

The record date for annual dividends and the determination of shareholders entitled to vote at the ordinary general meeting of our shareholders is December 31.

In addition, by a resolution of the board of directors, we may set a record date for determining the shareholders entitled to other rights and for other purposes by giving at least two weeks’ prior public notice.

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

If we acquire our own shares from a specific party other than any of our subsidiaries as specified above at a price higher than the greater of (i) (a) the closing price of the shares at the market trading such shares on the day immediately preceding the day on which the relevant special resolution of a general meeting of shareholders is made or (b) if no sale takes place at such market on that day, the price at which the sale of the shares is effected on such market immediately thereafter and (ii) in the event that such shares are subject to a tender offer, the price set in the contract regarding such tender offer on that day, shareholders may request that we include him or her as the seller of his or her shares in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, such as that we may only acquire our own shares in an aggregate amount up to the amount that we may distribute as Surplus. See “— Distribution of Surplus” above for more details regarding this amount.

Our own shares acquired by us may be held by us as treasury stock for any period or may be cancelled by resolution of the board of directors. We may also transfer the shares held by us to any person, subject to a resolution of the board of directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “— Rights to Allotment of Shares” above. We may also utilize our treasury stock (x) for the purpose of transfer to any person upon exercise of stock acquisition rights or (y) for the purpose of acquiring another company by way of merger, share exchange, or corporate split through exchange of treasury stock for shares or assets of the acquired company.

Request by Controlling Shareholder to Sell All Shares

Under the Companies Act and our articles of incorporation, in general, a shareholder holding 98% or more of our voting rights, directly or through wholly-owned subsidiaries, shall have the right to request that all other shareholders (and all other holders of stock acquisition rights, as the case may be) sell all shares (and all stock acquisition rights, as the case may be) held by them with our approval, which must be made by a resolution of the board of directors (kabushiki tou uriwatashi seikyu, or a “Share Sales Request”). In order to make a Share Sales Request, such controlling shareholder will be required to issue a prior notice to us. If we approve such Share Sales Request, we will be required to make a public notice to all holders and registered pledgees of shares (and stock acquisition rights, as the case may be) not later than 20 days before the effective date of such sales.

Sale by Us of Shares Held by Shareholders Whose Addresses Are Unknown

Under the Companies Act, we are not required to send a notice to a shareholder if notices to such shareholder fail to arrive for a continuous period of five or more years at the registered address of such shareholder in the register of our shareholders or at the address otherwise notified to us.

In addition, we may sell or otherwise dispose of the shares held by a shareholder whose location is unknown. Generally, if

•

notices to a shareholder fail to arrive for a continuous period of five or more years at the shareholder’s registered address in the register of our shareholders or at the address otherwise notified to us, and

•

the shareholder fails to receive distribution of Surplus on the shares for a continuous period of five or more years at the address registered in the register of our shareholders or at the address otherwise notified to us, we may sell or otherwise dispose of the shareholder’s shares at the market price after giving at least three months’ prior public and individual notices, and hold or deposit the proceeds of such sale or disposal for the shareholder.

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

The Foreign Exchange and Foreign Trade Act of Japan (Gaikoku Kawase oyobi Gaikoku Boueki Hou) and related cabinet orders and ministerial ordinances, which we refer to collectively as the Foreign Exchange Regulations, govern certain aspects relating to the acquisition and holding of shares by “exchange non-residents” and by “foreign investors” (as these terms are defined below). It also applies in some cases to the acquisition and holding of ADSs representing shares of our common stock acquired and held by non-residents of Japan and by foreign investors. In general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell shares or ADSs outside Japan using currencies other than Japanese yen.

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

(iii)	the acquisition constitutes an “inward direct investment” described below.

Inward Direct Investment in Shares of Listed Corporations

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange, such as the shares of our common stock, or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more of the issued shares of the relevant company, such acquisition constitutes an “inward direct investment” and the foreign investor in general must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company by the 15th day of the month immediately following the month to which the date of such acquisition belongs. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, or where that Japanese company is engaged in certain businesses designated by the Foreign Exchange Regulations, a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers, who may then modify or prohibit the proposed acquisition.

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

Non-resident holders of our shares who are entitled under an applicable tax treaty to a reduced rate of, or exemption from, Japanese withholding tax on any dividends on our shares, in general, are required to submit, through the withholding agent to the relevant tax authority prior to the payment of dividends, an Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends together with any required forms and documents. A standing proxy for a non-resident holder of shares of our common stock or ADSs may be used in order to submit the application on a non-resident holder’s behalf. In this regard, a certain simplified special filing procedure is available for non-resident holders to claim treaty benefits of reduction of or exemption from Japanese withholding tax, by submitting a Special Application Form for Income Tax Convention regarding Relief from Japanese Income Tax and Special Income Tax for Reconstruction on Dividends of Listed Stock, together with any required forms or documents. If the depositary needs investigation to identify whether any non-resident holders of ADSs are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax the depositary or its agent submits an application form before payment of dividends so that the withholding cannot be made in connection with such holders for eight months after the record date concerning such payment of dividends. If it is proved that such holders are entitled to claim treaty benefits of exemption from or reduction of Japanese withholding tax within the foregoing eight-month period, the depositary or its agent submits another application form together with certain other documents so that such holder can be subject to exemption from or reduction of Japanese withholding tax. To claim this reduced rate or exemption, such non-resident holder of ADSs will be required to file a proof of taxpayer status, residence and beneficial ownership, as applicable, and to provide other information or documents as may be required by the depositary. Non-resident holders who are entitled, under any applicable tax treaty, to a reduced rate of Japanese withholding tax below the rate otherwise applicable under Japanese tax law, or exemption therefrom, as the case may be, but fail to submit the required application in advance may nevertheless be entitled to claim a refund from the relevant Japanese tax authority of withholding taxes withheld in excess of the rate under an applicable tax treaty (if such non-resident holders are entitled to a reduced treaty rate under the applicable tax treaty) or the full amount of tax withheld (if such non-resident holders are entitled to an exemption under the applicable tax treaty), as the case may be, by complying with a certain subsequent filing procedure. We do not assume any responsibility to ensure withholding at the reduced treaty rate, or exemption therefrom, for shareholders who would be eligible under an applicable tax treaty but who do not follow the required procedures as stated above.

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

United States Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs, based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, published administrative interpretations of the U.S. Internal Revenue Service (“IRS”), judicial decisions and the income tax treaty between the United States and Japan (the “Tax Convention”), all of which are subject to differing interpretations and to change, possibly with retroactive effect. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the holding or disposition of shares of our common stock or ADSs. This summary applies only to U.S. Holders (as defined below) that hold shares of our common stock or ADSs as “capital assets” for U.S. federal income tax purposes. It does not address the tax treatment of investors subject to special tax rules, such as banks or other financial institutions, tax-exempt entities, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or partners therein, insurance companies, dealers in securities, traders in securities that elect mark to market treatment for their securities, a person whose functional currency for tax purposes is not the U.S. dollar, investors that own or are treated as owning 10% or more of our voting stock (taking into account common shares held directly or through depositary arrangements), or investors that hold common shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction. In addition, this summary does not address the tax consequences to U.S. Holders of acquiring, owning, or disposing of the common shares or ADSs under any U.S. federal estate or gift tax, U.S. alternative minimum tax, or U.S. state or local, foreign or other tax laws (such as the Medicare contribution tax on net investment income).

For purposes of this discussion, “U.S. Holder” means a beneficial owner of common shares or ADSs that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created in, or organized under the law of, the United States, any State thereof or the District of Columbia, or (iii) otherwise subject to U.S. federal income tax on a net income basis with respect to the common shares or ADSs.

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

Treatment of the ADSs

U.S. Holders of ADSs generally will be treated for U.S. federal income tax purposes as holding shares of our common stock represented by the ADSs. No gain or loss will be recognized on an exchange of shares of our common stock for ADSs or an exchange of ADSs for shares of our common stock if the depositary has not taken any action inconsistent with the material terms of the deposit agreement for the ADSs or the U.S. Holder’s ownership of the underlying shares of our common stock. A U.S. Holder’s tax basis in the shares of our common stock received in exchange for ADSs will be the same as its tax basis in the ADSs, and the holding period in the shares will include the holding period in the ADSs.

Dividends

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize ordinary dividend income in an amount equal to the amount of any cash and the value of any property we distribute as a distribution with respect to the U.S. Holder’s common stock (or ADSs), to the extent that the distribution is paid out of our current or accumulated earnings and profits, as determined under U.S. federal income tax principles, when the distribution is received (or when received by the depositary in the case of ADSs). We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to the shares of our common stock or ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations under the Code. Dividends paid on the shares of our common stock or ADSs will be treated as “qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention.

Dividend income will include any amounts withheld in respect of Japanese taxes, and will be treated as foreign-source income for foreign tax credit purposes. Subject to applicable limitations, some of which vary depending upon the U.S. Holder’s circumstances, Japanese taxes withheld from dividends on shares of our common stock or ADSs generally will be creditable against the U.S. Holder’s U.S. federal income tax liability to the extent such taxes do not exceed any reduced withholding rate available under the Tax Convention. The rules governing foreign tax credits are complex, and U.S. Holders should consult their tax advisors regarding the creditability of foreign taxes in their particular circumstances. In lieu of claiming a foreign tax credit, a U.S. Holder may, at its election, deduct creditable foreign taxes, including Japanese taxes, in computing its taxable income, subject to applicable limitations. An election to deduct foreign taxes instead of claiming foreign tax credits applies to all foreign taxes paid or accrued by the U.S. Holder in the taxable year.

Dividends paid in a currency other than U.S. dollars will be includable in income in a U.S. dollar amount based on the exchange rate in effect on the date of receipt (or the date of the depositary’s receipt in the case of ADSs), whether or not the payment is converted into U.S. dollars at that time. A U.S. Holder should not recognize any foreign currency gain or loss in respect of the distribution if the foreign currency is converted into U.S. dollars on the date the distribution is received. If the foreign currency is not converted into U.S. dollars on the date of receipt, however, gain or loss may be recognized upon a subsequent sale or other disposition of the foreign currency. The foreign currency gain or loss (if any) generally will be treated as ordinary income or loss to the U.S. Holder and generally will be treated as U.S.-source income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

Disposition

Subject to the application of the PFIC rules discussed below, a U.S. Holder generally will recognize capital gain or loss upon the sale, exchange (other than an exchange of ADSs for shares of our common stock or shares for ADSs) or other taxable disposition of the shares of our common stock or ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the shares of our common stock or ADSs as determined in U.S. dollars. A U.S. Holder’s adjusted tax basis in the shares of our common stock or ADSs generally will be its U.S. dollar cost. The gain or loss generally will be treated as U.S.-source gain or loss. Net long-term capital gain recognized by a non-corporate U.S. Holder generally will be taxed at a preferential rate. Deductions for capital losses are subject to limitations.

The amount realized by a U.S. Holder on a sale, exchange (other than an exchange of ADSs for shares of our common stock or shares for ADSs) or other taxable disposition of shares of our common stock or ADSs for an amount in a currency other than U.S. dollars will be the U.S. dollar value of that amount on the date of sale, exchange or disposition. On the settlement date, the U.S. Holder will recognize U.S.-source foreign currency gain or loss (taxable as ordinary income or loss) equal to the difference (if any) between that U.S. dollar value and the U.S. dollar value as of the settlement date of the amount received, in each case based on the exchange rates in effect on the relevant date. However, in the case of shares of our common stock or ADSs that are traded on an established securities market that are sold by a cash basis U.S. Holder (or an accrual basis U.S. Holder that so elects), the amount realized will be based on the exchange rate in effect on the settlement date for the sale, and no exchange gain or loss will be recognized at that time. A U.S. Holder will have a tax basis in the currency received equal to the U.S. dollar value of the currency received on the settlement date. Any gain or loss on a subsequent conversion or other disposition of the currency for a different U.S. dollar amount generally will be U.S.-source ordinary income or loss, which may be relevant in calculating the U.S. Holder’s foreign tax credit limitation.

Passive Foreign Investment Company

We will be classified as a PFIC in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (i.e., assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2017 and do not expect to be a PFIC in 2018. However, PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and/or ADSs may result in our becoming a PFIC. Additionally, the overall level of our passive assets will be significantly affected by changes in the amount of our cash, cash equivalents and securities held for investment, each of which may be classified as passive assets under the PFIC rules.

If we were to be or become a PFIC in any year during which a U.S. Holder owns shares of our common stock or ADSs, and the U.S. Holder has not made a mark to market election (as described below), the U.S. Holder generally will be subject to special rules (regardless of whether we continue to be a PFIC) with respect to its receipt of (i) any “excess distribution” (generally, any distribution on shares of common stock or ADSs that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years or, if shorter, the U.S. Holder’s holding period for the shares or ADSs) and (ii) any gain realized on the sale or other disposition of shares of common stock or ADSs.

Under these rules (a) the excess distribution or gain will be allocated ratably over the U.S. Holder’s holding period, (b) the amount allocated to the current taxable year and any taxable year prior to the first taxable year in which we are a PFIC will be taxed as ordinary income, (c) the amount allocated to each of the other taxable years will be subject to tax at the highest rate of tax in effect for the applicable class of taxpayer for that year, and (d) an interest charge for the deemed deferral benefit will be imposed with respect to the resulting tax attributable to each such other taxable year. If we are a PFIC, a U.S. Holder of shares of our common stock or ADSs generally will be subject to similar rules with respect to distributions to us by, and dispositions by us of the stock of, any of our direct or indirect subsidiaries that are also PFICs.

A U.S. Holder can avoid the interest charge described above by making a mark to market election with respect to its shares or ADSs, provided that the shares or ADSs are considered “marketable.” The shares or ADSs will be considered marketable if they are regularly traded on certain qualifying U.S. stock exchanges, such as the New York Stock Exchange, or on a foreign stock exchange if it is properly regulated and meets certain trading, listing, financial disclosure and other requirements. For this purpose, shares and ADSs will be considered regularly traded during any calendar year if they are traded, other than in de minimis quantities, on at least 15 days during each calendar quarter.

A U.S. Holder that makes a mark to market election must include in ordinary income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of its shares or ADSs at the close of the taxable year over its adjusted basis therein. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in shares or ADSs over their fair market value at the close of the taxable year, but this deduction is allowable only to the extent of any net mark to market gains for prior years. Any income or deductions taken into account under these mark to market rules will also increase or decrease a U.S. Holder’s adjusted tax basis in its shares or ADSs. Gains from an actual sale or other taxable disposition of shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other taxable disposition of shares or ADSs will be treated as an ordinary loss to the extent of any net mark to market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the shares or ADSs cease to be marketable. If we are a PFIC for any year in which the U.S. Holder owns shares of our common stock or ADSs but before a mark to market election is made, the interest charge rules described above will apply to any mark to market gain recognized in the year the election is made.

The Code provides an alternative election (a “QEF election”) to U.S. Holders that may mitigate the adverse U.S. federal income tax consequences to an electing U.S. Holder should we be classified as a PFIC. However, we do not intend to provide holders with the information necessary to make a QEF election. Thus, a U.S. Holder seeking to mitigate the potential adverse effects of the PFIC rules should consider making the mark to market election described above. A U.S. Holder should consult its tax advisor regarding the potential U.S. federal income tax consequences should we be classified as a PFIC in any taxable year.

As discussed in more detail below under “PFIC Reporting,” a U.S. Holder of shares of common stock or ADSs during any year in which we are treated as a PFIC generally will be required to file an annual report containing information with respect to its interest in a PFIC.

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

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of U.S.$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. U.S. Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

Item 10.F.	Dividends and Paying Agents

Not applicable

Item 10.G.	Statements by Experts

Not applicable

Item 10.H.	Documents on Display

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. You may read and copy any materials filed with the SEC at the Public Reference Room in Washington, D.C. You may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. Any filings we make electronically will be available to the public over the internet at the SEC’s web site at http://www.sec.gov.

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

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2017 which are sensitive to exchange rates and/or interest rates.

	By maturities (as of December 31, 2017)			Total as of December 31,
	2018		2019 and Beyond	2017				2016		2015
				Total		Fair value		Total	Fair value	Total	Fair value
	(in millions of yen, won and dong, except rates)
Local currency (Japanese yen):
Fixed rate		¥—	—		¥—		¥—	¥258	¥258	¥465	¥465
Average weighted rate(1)		—	—		—		—	1.00%	—	1.00%	—
Variable rate		22,042	—		22,042		22,042	21,667	21,667	42,510	42,510
Average weighted rate(1)		0.08%	—		0.08%		—	0.07%	—	0.21%	—

Sub-total		22,042	—		22,042		22,042	21,925	21,925	42,975	42,975

Foreign currency (Korean won):
Fixed rate	~~W~~	404	—	~~W~~	404	~~W~~	404	—	—	—	—
Average weighted rate(1)		2.97%	—		2.97%		—	—	—	—	—
Variable rate		—	—		—		—	—	—	—	—
Average weighted rate(1)		—	—		—		—	—	—	—	—

Sub-total	~~W~~	404	—	~~W~~	404	~~W~~	404	—	—	—	—

Exchange rate (Japanese yen)		0.11			0.11		0.11	—	—	—	—
Sub-total		¥43	—		¥43		¥43	—	—	—	—

Foreign currency (Vietnamese dong):
Fixed rate	d	28,166	—	d	28,166	d	28,166	—	—	—	—
Average weighted rate(1)		—	—		—		—	—	—	—	—
Variable rate			—		—		—	—	—	—	—
Average weighted rate(1)		—	—		—		—	—	—	—	—

Sub-total	d	28,166	—	d	28,166	d	28,166	—	—	—	—

Exchange rate (Japanese yen)		0.005	—		0.005		0.005
Sub-total		¥139	—		¥139		¥139	—	—	—	—

Total		¥22,224	—		¥22,224		¥22,224	¥21,925	¥21,925	¥42,975	¥42,975

(1)	Weighted average rates of the portfolio at the period end. The amounts do not include estimated interest from borrowings and corporate bonds scheduled to be paid.

Exchange Rate Risk

Japan is our largest market and, therefore, a substantial majority of our cash flow is denominated in Japanese yen. However, 29.6%, 28.3% and 27.4% of our revenues in 2015, 2016 and 2017, respectively, were derived from markets outside of Japan, and we expect that an increasing portion of our consolidated financial results in the future will be accounted for in currencies other than Japanese yen. In addition, some of our foreign operations’ functional currencies are not the Japanese yen, and the financial statements of our foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations.

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

The following table presents our foreign currency exposure and changes in shareholder’s equity and profit or loss before tax from a 5% increase or decrease in the value of Japanese yen against the currencies set forth below, for the periods indicated, assuming all other variables are constant:

	For the year ended December 31,
	2016				2017
	Shareholder’s equity		Profit (loss) before tax		Shareholder’s equity		Profit (loss) before tax
	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
	(in millions of yen)
Korean won	¥157	¥(150)	¥207	¥(197)	¥(18)	¥18	¥(13)	¥12
U.S. dollar	195	(186)	260	(248)	861	(820)	603	(574)
Euro	20	(19)	27	(26)	11	(10)	8	(8)
Thai baht	47	(45)	64	(61)	16	(15)	11	(10)
Japanese yen	—	—	—	—	13	(12)	10	(10)

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

If interest rates had been 50 basis points higher or lower, the impact on our interest expenses of the applicable period would be as follows:

	For the year ended December 31,
	2016				2017
	Shareholder’s equity		Profit (loss) before tax		Shareholder’s equity		Profit (loss) before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
	(in millions of yen)
Interest expenses	¥(74)	¥11	¥(108)	¥16	¥(75)	¥13	¥(110)	¥19

The above analysis was performed using balances of the financial liabilities with variable interest rates outstanding as of December 31, 2016 and 2017, assuming such liabilities were outstanding for the full fiscal year immediately before the respective dates, while holding all other variables constant. As of December 31, 2016, we had ¥3,269 million of financial assets earning interest at variable rates. As of December 31, 2017, we did not have any significant amount of financial assets earning interest at variable rates.

Inflation

Inflation generally affects us by necessitating increases in the salaries and wages of our employees as well as increasing the cost of goods and services that we purchase. The general rate of inflation in Japan was 0.8% in 2015, (0.1)% in 2016 and 1.0% in 2017 according to the Organization for Economic Co-operation and Development. We do not believe that inflation has had a material impact on our results of operations in recent years.

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

Fees and Payments from the Depositary to Us

JPMorgan Chase Bank, N.A., with its principal executive office located at 4 New York Plaza, Floor 12 New York, New York, 10004, U.S.A., as depositary, has agreed to reimburse us for a portion of certain expenses we incur in connection with our ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In addition, the depositary waives fees in connection with its ADR program, subject to a ceiling. These waived expenses include, but are not limited to, standard costs associated with the administration of the ADR program, associated operating expenses and investor relations advice. In October 2017, we received an initial upfront fixed contribution of US$500,000 from the depositary for reimbursement of various fees and expenses incurred in connection with the ADR program during the one-year period commencing on the closing date of our initial public offering in July 2016.

PART II

Item 13.	Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds

See “Item 10.B. Memorandum and Articles of Association” for a description of the rights of security holders, which remain unchanged.

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File Number: 333-211954), or the Form F-1, in relation to our initial public offering, which was declared effective by the SEC on July 8, 2016. Our initial public offering included an international offering in the United States and countries outside of Japan of 22,000,000 shares of common stock in the form of shares and ADSs, at a price of ¥3,300 per share and $32.84 per ADS, and a concurrent offering in Japan of 13,000,000 shares at a price of ¥3,300 yen per share, and the underwriters exercised in full their options to purchase up to 5,250,000 shares of common stock. Morgan Stanley & Co. LLC, Nomura Securities Co., Ltd., Goldman Sachs Japan Co., Ltd. and JPMorgan Securities Japan Co., Ltd. were the joint global coordinators for the global offering, which closed in July 2016.

Costs related to our initial public offering were approximately ¥2,441 million. In addition, underwriting discounts and commissions were approximately ¥5,977 million. None of the fees and expenses were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of shares of our common stock, or our affiliates.

We received proceeds of approximately ¥126,848 million from our initial public offering. For the period from July 8, 2016 to December 31, 2017, we used the proceeds from our initial public offering as follows:

•	approximately ¥42,833 million for the repayment of short-term borrowings;

•	approximately ¥14,117 million for our investments in associates and joint ventures; and

•	approximately ¥11,887 million for the acquisition of businesses and subsidiaries.

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

Our management has evaluated, under the supervision and with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2017. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the evaluation of our management, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures as of December 31, 2017 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

b.	Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including our chief executive officer and chief financial officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting based on the framework in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Our internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS as issued by the IASB. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with IFRS as issued by the IASB, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2017.

c.	Attestation report of the registered public accounting firm

The attestation report of our independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, on the effectiveness of our internal control over financial reporting as of December 31, 2017 is included in Item 18 of this Form 20-F.

d.	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2017 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Item 16.	[Reserved]

Item 16A.	Audit Committee Financial Expert

Under the Companies Act, we have elected to structure our corporate governance system as a company with a separate board of corporate auditors and therefore do not have an audit committee. Our board of corporate auditors is comprised of three corporate auditors.

Our board of corporate auditors has determined that it does not have an “audit committee financial expert” serving on the board of corporate auditors. The qualifications for, and powers of, the corporate auditor delineated in the Companies Act are different from those anticipated for any audit committee financial expert. Corporate auditors have the authority to be given reports from a certified public accountant or an accounting firm concerning audits, including technical accounting matters. Each corporate auditor must fulfill the requirements under Japanese laws and regulations and otherwise follow Japanese corporate governance practices and, accordingly, our board of corporate auditors has confirmed that it is not necessarily in our best interest to nominate as corporate auditor a person who meets the definition of audit committee financial experts. Although we do not have an audit committee financial expert on our board of corporate auditors, we believe that our current corporate governance system, taken as a whole, is fully equivalent to a system having an audit committee financial expert on our board of corporate auditors.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent certified public accountant, PricewaterhouseCoopers Aarata and member firms of PricewaterhouseCoopers International Limited, in 2016 and 2017:

	For the year ended December 31,
	2016	2017
	(In millions of yen)
Audit fees	¥388	¥560
Audit-related fees	—	—
Tax fees	33	42
Other fees	6	8

Total fees	¥427	¥610

Audit fees were related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-related fees were related to professional services rendered in connection with our IPO.

Tax fees were related to tax compliance services.

Other fees were related to other non-audit services.

Pre-Approval Policies and Procedures of the Board of Corporate Auditors

Our board of corporate auditors has adopted a policy for the pre-approval of audit and permissible non-audit services performed by our independent public accountants to ensure that the provision of these services do not impair the independence of our independent public accountants. Under this policy, pre-approvals for the following services to us and our subsidiaries have been granted by our board of corporate auditors: (i) audit services; (ii) audit-related services, such as due diligence and internal control reviews; (iii) general tax advisory services; and (iv) certain non-audit services that would not impair the independence of our independent public accountants. Any other service must be specifically pre-approved by our board of corporate auditors.

Our board of corporate auditors did not pre-approve any non-audit services under the de minimis exception of Rule 2.01(c)(7)(i)(C) of Regulation S-X as promulgated by the Securities and Exchange Commission.

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable

Item 16F.	Change in Registrant’s Certifying Accountant

Not applicable

Item 16G.	Corporate Governance

Pursuant to the rules of the New York Stock Exchange applicable to foreign private issuers like us that are listed on the New York Stock Exchange, we are required to disclose significant differences between the New York Stock Exchange’s corporate governance standards and those that we follow under Japanese law and in accordance with our own internal procedures. The following is a summary of such significant differences.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
Director Independence
Listed companies must have a majority of independent directors.

In accordance with the listing rules of the Tokyo Stock Exchange, we are required to have at least one “independent” director or corporate auditor. Requirements for an independent director/corporate auditor are stringent. An independent director/corporate auditor may not be (a) a person who is, or has been until recently, a major business counterparty or an executive director, executive officer, manager or employee of the major business counterparties, (b) a person who is, or has been until recently, a professional advisor receiving significant remuneration from the company, (c) a person who has been until recently a director, executive officer, corporate auditor, manager or employee of the parent company or an executive director, executive officer, manager or employee of the parent company’s subsidiaries, or (d) a relative of persons mentioned in (a), (b) or (c) or a relative of certain scope of persons such as directors of the parent company or any of its subsidiaries.

Three of the eight members of our board of directors are deemed to be “independent” directors under the Securities Listing Regulations of the Tokyo Stock Exchange.

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

NYSE Corporate Governance Standards	Our Corporate Governance Practice

available on the company’s website. In addition, in accordance with the U.S. Securities and Exchange Commission rules adopted pursuant to Section 952 of the Dodd-Frank Act, the New York Stock Exchange listing standards were amended to expand the factors relevant in determining whether a committee member has a relationship with the company that will materially affect that member’s duties to the compensation committee.

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

Audit Committee

Listed companies must have an audit committee that satisfies the requirements of Rule 10A-3 under the Exchange Act. All members must be independent. The committee must have a charter addressing the committee’s purpose, an annual performance evaluation of the committee, and the duties and responsibilities of the committee. The charter must be made available on the company’s website.

Like a majority of Japanese companies, we maintain a board of corporate auditors that is legally separate and independent from the board of directors. The board of corporate auditors is required to prepare an audit report based on the audit reports issued by the individual corporate auditors and submit such audit reports to a relevant director and, in the case of audit reports related to financial statements, independent certified public accountants are required to examine the financial statements and business reports to be submitted by a representative director at the general meetings of shareholders and to prepare an audit report. The board of corporate auditors is also empowered to establish the audit principles, the method of examination by the corporate auditors of our affairs and financial position and any other matters relating to the performance of the corporate auditors’ duties.

Audit Committee Additional Requirements

Listed companies must have an audit committee that is composed of at least three directors. Listed companies must maintain an internal audit function to provide management and the audit committee with ongoing assessments of the listed company’s risk management processes and system of internal control.

Currently, we have three corporate auditors. Each corporate auditor has a four-year term.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.

The adoption of an equity compensation plan including stock option-based plans for directors and corporate auditors requires shareholder approval. Stock options may only be issued with the approval of the board of directors, unless stock options are

NYSE Corporate Governance Standards	Our Corporate Governance Practice

granted on preferential terms to the recipient, in which case we must obtain shareholder approval by a “special resolution” of a general meeting of shareholders. Under our articles of incorporation, two-thirds or more of the votes of the shareholders in attendance, who must hold in the aggregate a majority of the voting rights of shareholders entitled to exercise voting rights, is required for such a special resolution of our shareholders.

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

Item 16H.	Mine Safety Disclosure

Not applicable

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

Item 19.	Exhibits

1.1**	—	Articles of incorporation of LINE Corporation (English translation)
1.2*	—	Share Handling Regulations (English translation)
1.3	—	Regulations of the Board of Directors (English translation)
1.4*	—	Regulations of the Board of Corporate Auditors (English translation)
2.1*	—	Form of Deposit Agreement (including Form of American Depositary Receipt)
8.1***	—	List of Subsidiaries of the Registrant
12.1	—	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	—	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

*	Previously filed with the Registration Statement on Form F-1 (File No. 333-211954), initially filed on June 10, 2016, and incorporated herein by reference.
**	Previously filed with the Annual Report on Form 20-F (File No. 001-37821), filed on March 31, 2017, and incorporated herein by reference.
***	Incorporated by reference to Item 4.C. Organizational Structure.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINE Corporation
(Registrant)

/s/ In Joon Hwang
Name: In Joon Hwang
Title: Chief Financial Officer

Date: March 30, 2018

INDEX TO FINANCIAL STATEMENTS

Audited consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LINE Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of LINE Corporation and its subsidiaries as of December 31, 2017 and 2016, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2017, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2017 and 2016, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2017 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud, and whether effective internal control over financial reporting was maintained in all material respects.

Our audits of the consolidated financial statements included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ PricewaterhouseCoopers Aarata LLC

Tokyo, Japan

March 30, 2018

We have served as the Company’s auditor since 2015.

LINE Corporation

Consolidated Statements of Financial Position

		(In millions of yen)
	Notes	December 31, 2016	December 31, 2017
Assets
Current assets
Cash and cash equivalents	6, 25	134,698	123,606
Trade and other receivables	7,15,25	28,167	42,892
Other financial assets, current	15,25	6,952	13,258
Inventories	8	961	3,455
Other current assets		3,929	7,438

Total current assets		174,707	190,649

Non-current assets
Property and equipment	9	9,029	15,125
Goodwill	10, 11	3,400	16,767
Other intangible assets	10, 11	1,851	6,486
Investments in associates and joint ventures	31	12,712	24,844
Other financial assets, non-current	15, 25	35,715	32,084
Deferred tax assets	13	18,385	16,492
Other non-current assets		290	992

Total non-current assets		81,382	112,790

Total assets		256,089	303,439

Liabilities
Current liabilities
Trade and other payables	15, 25	21,532	28,810
Other financial liabilities, current	15, 25	24,497	28,003
Accrued expenses		9,049	12,087
Income tax payables		5,699	2,365
Advances received		11,286	17,975
Deferred revenue		9,739	9,246
Provisions, current	12	964	991
Other current liabilities	14	3,670	1,940

Total current liabilities		86,436	101,417

Non-current liabilities
Other financial liabilities, non-current	15, 25	—	602
Deferred tax liabilities	13	1,161	1,573
Provisions, non-current	12	1,120	3,060
Post-employment benefits	16	6,204	6,162
Other non-current liabilities		145	648

Total non-current liabilities		8,630	12,045

Total liabilities		95,066	113,462

Shareholders’ equity
Share capital	19	77,856	92,369
Share premium	19	91,208	93,560
Treasury shares	19	—	(4,000)
Accumulated deficit		(12,381)	(4,294)
Accumulated other comprehensive income		4,151	7,440

Equity attributable to the shareholders of the Company		160,834	185,075

Non-controlling interests	30	189	4,902

Total shareholders’ equity		161,023	189,977

Total liabilities and shareholders’ equity		256,089	303,439

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Profit or Loss

		(In millions of yen)

	Notes	2015	2016	2017
Revenues and other operating income:
Revenues	5, 21	120,406	140,704	167,147
Other operating income	22	474	5,892	12,011

Total revenues and other operating income		120,880	146,596	179,158

Operating expenses:
Payment processing and licensing expenses		(28,742)	(29,781)	(29,589)
Employee compensation expenses	16, 27	(35,572)	(39,445)	(42,469)
Marketing expenses		(16,596)	(11,833)	(15,477)
Infrastructure and communication expenses		(7,712)	(7,770)	(9,087)
Authentication and other service expenses		(12,133)	(14,394)	(24,906)
Depreciation and amortization expenses	9, 10	(3,733)	(5,100)	(7,149)
Other operating expenses	22	(14,432)	(18,376)	(25,403)

Total operating expenses		(118,920)	(126,699)	(154,080)

Profit from operating activities		1,960	19,897	25,078
Finance income		71	87	257
Finance costs		(106)	(65)	(26)
Share of loss of associates and joint ventures	31	(205)	(833)	(6,321)
Loss on foreign currency transactions, net		(520)	(43)	(818)
Other non-operating income	22	157	9	1,963
Other non-operating expenses	22, 26	(1,887)	(1,062)	(1,988)

(Loss)/profit before tax from continuing operations		(530)	17,990	18,145
Income tax benefits/(expenses)	13	146	(8,904)	(9,922)

(Loss)/profit for the year from continuing operations		(384)	9,086	8,223
Loss from discontinued operations, net of tax	23, 24	(7,588)	(1,982)	(13)

(Loss)/profit for the year		(7,972)	7,104	8,210

Attributable to:
The shareholders of the Company		(7,582)	6,763	8,078
Non-controlling interests	30	(390)	341	132

				(In yen)

Earnings per share
Basic (loss)/profit for the year attributable to the shareholders of the Company	24	(43.33)	34.84	36.56
Diluted (loss)/profit for the year attributable to the shareholders of the Company	24	(39.12)	31.48	34.01
Earnings per share from continuing operations
Basic profit from continuing operations attributable to the shareholders of the Company	24	0.04	45.05	36.62
Diluted profit from continuing operations attributable to the shareholders of the Company	24	0.03	40.70	34.06
Earnings per share from discontinued operations
Basic loss from discontinued operations attributable to the shareholders of the Company	24	(43.37)	(10.21)	(0.06)
Diluted loss from discontinued operations attributable to the shareholders of the Company	24	(39.15)	(9.22)	(0.05)

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Comprehensive Income

		(In millions of yen)

	Notes	2015	2016	2017
(Loss)/profit for the year		(7,972)	7,104	8,210
Other comprehensive income
Items that will not be reclassified to profit or loss
Remeasurement of defined benefit plans	13, 16	(1,722)	674	2,093
Income tax relating to items that will not be reclassified to profit or loss	13	576	(209)	(488)
Items that may be reclassified to profit or loss
Available-for-sale financial assets:
Net changes in fair value	13, 26	1,551	(2,019)	(3,339)
Reclassification to profit or loss	26	1,790	293	1,090
Exchange differences on translation of foreign operations:
(Loss)/gain arising during the year	13	(281)	(299)	3,751
Reclassification to profit or loss		—	50	(13)
Proportionate share of other comprehensive income of associates and joint ventures	13	15	3	106
Income tax relating to items that may be reclassified subsequently to profit or loss	13	(290)	255	333

Total other comprehensive income for the year, net of tax		1,639	(1,252)	3,533

Total comprehensive (loss)/income for the year, net of tax		(6,333)	5,852	11,743

Attributable to:
The shareholders of the Company		(5,964)	5,546	11,365
Non-controlling interests	30	(369)	306	378

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Changes in Equity

									(In millions of yen)

		Equity attributable to the shareholder of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available- for-sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholder’s equity
Balance at January 1, 2015		12,596	7,772	(11,622)	528	3,865	(643)	12,496	15	12,511
Comprehensive (loss)/income
Loss for the year		—	—	(7,582)	—	—	—	(7,582)	(390)	(7,972)
Other comprehensive income		—	—	—	(288)	3,052	(1,146)	1,618	21	1,639

Total comprehensive (loss)/ income for the year		—	—	(7,582)	(288)	3,052	(1,146)	(5,964)	(369)	(6,333)
Net investment by non-controlling interests		—	—	0	—	—	—	0	144	144
Recognition of share-based payments	19, 27	—	11,213	—	—	—	—	11,213	—	11,213
Acquisition of subsidiary	29	—	—	—	—	—	—	—	0	0
Acquisition of non-controlling interests	19, 30	—	(2)	—	—	—	—	(2)	(0)	(2)

Balance at December 31, 2015		12,596	18,983	(19,204)	240	6,917	(1,789)	17,743	(210)	17,533

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Changes in Equity (continued)

									(In millions of yen)

		Equity attributable to the shareholders of the Company
					Accumulated other comprehensive income
	Notes	Share capital	Share premium	Accumulated deficit	Foreign currency translation reserve	Available- for-sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2016		12,596	18,983	(19,204)	240	6,917	(1,789)	17,743	(210)	17,533
Comprehensive income/(loss)
Profit for the year		—	—	6,763	—	—	—	6,763	341	7,104
Other comprehensive income		—	—	—	(414)	(1,268)	465	(1,217)	(35)	(1,252)

Total comprehensive income/ (loss) for the year		—	—	6,763	(414)	(1,268)	465	5,546	306	5,852
Recognition of share-based payments	19, 27	—	9,520	—	—	—	—	9,520	—	9,520
Forfeiture of stock options	19	—	(60)	60	—	—	—	—	—	—
Exercise of stock options	19	1,836	(88)	—	—	—	—	1,748	—	1,748
Acquisition of subsidiary	29	—	—	—	—	—	—	—	93	93
Initial public offering	19	63,424	62,853	—	—	—	—	126,277	—	126,277
Other		—	—	—	—	—	—	—	0	0

Balance at December 31, 2016		77,856	91,208	(12,381)	(174)	5,649	(1,324)	160,834	189	161,023

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Changes in Equity (continued)

										(In millions of yen)
				Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury Shares	Accumulated deficit	Foreign currency translation reserve	Available- for-sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2017		77,856	91,208	—	(12,381)	(174)	5,649	(1,324)	160,834	189	161,023
Comprehensive income/(loss)
Profit for the year		—	—	—	8,078	—	—	—	8,078	132	8,210
Other comprehensive income		—	—	—	—	3,328	(1,721)	1,680	3,287	246	3,533

Total comprehensive income/(loss) for the year		—	—	—	8,078	3,328	(1,721)	1,680	11,365	378	11,743
Recognition of share-based payments	19, 27	—	1,882	—	—	—	—	—	1,882	—	1,882
Forfeiture of stock options	19	—	(9)	—	9	—	—	—	—	—	—
Exercise of stock options	19	12,513	(1,088)	—	—	—	—	—	11,425	—	11,425
Acquisition of subsidiary	29	—	—	—	—	—	—	—	—	4,168	4,168
Acquisition of non-controlling interest		—	(423)	—	—	4	—	(2)	(421)	167	(254)
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	19	2,000	1,990	(4,000)	—	—	—	—	(10)	—	(10)

Balance at December 31, 2017		92,369	93,560	(4,000)	(4,294)	3,158	3,928	354	185,075	4,902	189,977

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Cash Flows

			(In millions of yen)
	Notes	2015	2016	2017
Cash flows from operating activities
(Loss)/profit before tax from continuing operations		(530)	17,990	18,145
Loss before tax from discontinued operations	23	(11,503)	(2,726)	(19)

(Loss)/profit before tax		(12,033)	15,264	18,126
Adjustments for:
Depreciation and amortization expenses	9,10	4,057	5,100	7,149
Finance income		(71)	(87)	(257)
Finance costs		106	65	26
Dividend income		—	—	(69)
Share-based compensation expenses	27	11,213	9,519	2,686
Gain on loss of control of subsidiaries and business transfer	20	—	(1,731)	(10,444)
(Gain)/loss on financial assets at fair value through profit or loss	15	(111)	656	(1,026)
Gain on disposal of property and equipment and intangible assets		(2)	(2,345)	—
Impairment loss of other intangible assets	11	1,447	—	214
Impairment loss of available-for-sale financial assets	15	1,790	293	1,761
Gain on sale of available-for-sale financial assets	15	—	—	(751)
Impairment loss of goodwill	11	2,692	—	—
Share of loss of associates and joint ventures	31	205	833	6,321
Loss/(gain) on foreign currency transactions, net		331	514	(182)
Changes in:
Trade and other receivables		(3,067)	(756)	(13,539)
Inventories	8	582	407	(2,366)
Trade and other payables		2,263	(1,620)	6,215
Accrued expenses		179	2,229	2,642
Advances received		4,350	1,762	6,338
Deferred revenue		3,680	1,931	(700)
Provisions	12	349	297	187
Post-employment benefits	16	903	1,339	2,054
Other current assets		(416)	(1,780)	(2,860)
Other current liabilities		(704)	4,148	1,311
Others		50	205	232

Cash provided by operating activities		17,793	36,243	23,068

Interest received		76	86	252
Interest paid		(92)	(58)	(32)
Dividend received		46	4	98
Income taxes paid		(10,844)	(7,522)	(12,421)

Net cash provided by operating activities		6,979	28,753	10,965

LINE Corporation

Consolidated Statements of Cash Flows (continued)

			(In millions of yen)
	Notes	2015	2016	2017
Cash flows from investing activities
Purchases of time deposits		(1,892)	(10,790)	(1,282)
Proceeds from maturities of time deposits		2,384	377	401
Purchase of equity investments	26	(437)	(1,245)	(4,880)
Proceeds from sales of equity investments		—	—	1,672
Investments in debt instruments		—	(7,642)	(6,433)
Proceeds from redemption of debt instruments		—	—	5,209
Acquisition of property and equipment and intangible assets		(5,696)	(6,352)	(12,622)
Proceeds from disposal of property and equipment and intangible assets		279	5,124	472
Investments in associates and joint ventures	31	(1,567)	(9,333)	(5,566)
Payments of office security deposits		(2,036)	(2,533)	(1,112)
Refund of office security deposits		138	168	1,581
Return of the office security deposits received under sublease agreement	15	(394)	(8)	(19)
Guarantee deposits for the Japanese Payment Services Act	15,25	(190)	(1,815)	(530)
Return of the guarantee deposits for the Japanese Payment Services Act	15, 25	—	900	3,340
Acquisition of subsidiaries and businesses, net of cash acquired	20, 29	(2,927)	(423)	(11,887)
Cash disposed on loss of control of subsidiary and business transfer	20	—	(485)	(581)
Payments for loan receivables	20, 29	(23)	(2)	(2,165)
Collection of loan receivables		—	—	124
Others		132	(27)	48

Net cash used in investing activities		(12,229)	(34,086)	(34,230)

Cash flows from financing activities
Proceeds from/(repayment of) short-term borrowings, net	15	19,808	(20,752)	(107)
Payments for redemption of bonds	15	(641)	(510)	—
Repayment of borrowing arrangement		(451)	—	—
Payments of common shares issuance costs	19	—	(706)	(30)
Proceeds from initial public offering	19	—	126,848	—
Proceeds from exercise of stock options	19	—	1,750	11,489
Payment for acquisition of interest in subsidiaries from non-controlling interests	30	—	—	(255)
Capital contribution from third party non-controlling interests	30	144	0	343
Others		(0)	(2)	(1)

Net cash provided by financing activities		18,860	106,628	11,439

Net increase/(decrease) in cash and cash equivalents		13,610	101,295	(11,826)
Cash and cash equivalents at the beginning of the year	6	20,254	33,652	134,698
Effect of exchange rate fluctuations on cash and cash equivalents		(212)	(249)	734

Cash and cash equivalents at the end of the year	6	33,652	134,698	123,606

See Notes to Consolidated Financial Statements.

LINE Corporation

Notes to Consolidated Financial Statements

1.	Reporting Entity

LINE Corporation (the “Company”) was incorporated in September 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in August 2003, and subsequently changed its name to LINE Corporation in April 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea and which is the Company’s ultimate parent company. The Company’s head office is located at 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, Japan.

The Company listed shares of its common shares in the form of American depositary shares on the New York Stock Exchange and shares of its common shares on the Tokyo Stock Exchange.

The Company and its subsidiaries (collectively, the “Group”) Group mainly operate a cross-platform messenger application, LINE, and provides communication and content sales and advertising services. Communication and content are provided via the LINE platform, while advertising services are provided via LINE advertising, and web portals livedoor and NAVER Matome.

2.	Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Group’s consolidated financial statements are presented in millions of Japanese yen, which is also the Company’s functional currency.

The Group changed the rounding of its financial statements from thousands to millions in the year ended December 31, 2017. Prior periods have been revised to reflect this change in presentation.

The consolidated financial statements were approved by Representative Director, President and Chief Executive Officer Takeshi Idezawa and Director and Chief Financial Officer In Joon Hwang on March 30, 2018.

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparing its consolidated financial statements are set out below. The accounting policies have been applied consistently to all periods presented in these consolidated financial statements. The adoption of new and revised IFRSs issued by the IASB that are mandatorily effective for an accounting period that begins on or after January 1, 2017 had no impact on the Group’s annual consolidated financial statements as of December 31, 2016 and 2017, and for the years ended December 31, 2015, 2016 and 2017.

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

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. If the end of the reporting period of a subsidiary differs from that of the Company, the subsidiary prepares, for the purpose of preparing consolidation financial statements, additional financial statements as of the same date as the consolidated financial statements of the Group.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(1)	Basis of Consolidation (continued)

Non-controlling interest in a subsidiary is accounted for separately from the parent’s ownership interests in a subsidiary. Profit or loss and each component of other comprehensive income are attributed to the shareholders of the parent and non-controlling interest, even if this results in the non-controlling interest having a deficit balance. A change in the ownership interest of a subsidiary, without a loss of control, is accounted for as an equity transaction. Any difference between the adjustment to the non-controlling interest and the fair value of the consideration paid or received is recognized directly in shareholders’ equity as “equity attributable to the shareholders of the Company”.

On February 12, 2016, the board of directors approved the abandonment of the MixRadio service (“MixRadio”) segment. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect.

Intercompany balances and transactions have been eliminated upon consolidation.

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

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer. Acquisition-related costs are costs the acquirer incurs to effect a business combination. Those costs include finder’s fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities. Acquisition-related costs, other than those associated with the issue of debt or equity securities, are expensed in the periods in which the costs are incurred and the services are received.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(3)	Business Combinations (continued)

(a)	Business combinations (continued)

The Group measures goodwill at the acquisition date as:

–	the fair value of the consideration transferred; plus

–	the recognized amount of any non-controlling interest in the acquiree; plus

–	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less

–	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

Subsequent to initial recognition, goodwill is measured at cost less any accumulated impairment losses.

(b)	Business combinations under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and in which control is not transitory. The Group has accounted for the acquisition of business combination under common control based on the carrying amounts recorded in the consolidated financial statements of the acquired companies. The financial statements of acquired companies have been retrospectively consolidated as part of the Group’s consolidated financial statements as if the acquisition of acquired companies had occurred on the date of its original acquisition by the common control group, regardless of the actual date of acquisition by the Group.

(4)	Associates and Joint Arrangements

(a)	Associates

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies. Significant influence is presumed to exist when the Group holds between 20% and 50% of the voting power of another entity, unless it can be clearly demonstrated that it is not the case.

The Group’s investments in associates are accounted for using the equity method. Under the equity method, the investment in an associate is initially recognized at cost and the carrying amount is adjusted to recognize the Group’s share of the profit or loss and changes in equity of the associate after the date of acquisition. Gains and losses from transactions between the Group and its associates are eliminated to the extent of the Group’s interest in the associates. Intra-group losses are recognized as an expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in associates, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued.

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

Transactions in foreign currencies are translated to the respective functional currencies of Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are retranslated to the functional currency using the reporting date’s exchange rate. Non-monetary assets and liabilities denominated in foreign currencies that are measured at historical cost are translated using the exchange rate at the date of the initial transactions. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, financial liabilities designated as a hedge of the net investment in a foreign operation, or qualifying cash flow hedges, which are recognized in other comprehensive income.

(b)	Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

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

Upon initial recognition, financial assets are measured at their fair value plus, in the case of a financial asset not measured at fair value through profit or loss, transaction costs that are directly attributable to the asset’s acquisition. Regular way purchases or sales of financial assets, i.e. purchases or sales under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned, are accounted for at the trade date.

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(7)	Financial Assets (continued)

(d)	Available-for-sale financial assets (continued)

Dividends on an available-for-sale equity instrument are recognized in profit or loss when the Group’s right to receive payment is established.

(e)	Derivative financial instruments

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

Inventories, consisting of merchandise for resale, are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out (“FIFO”) basis. Net realizable value is determined based on the estimated selling price, less costs to sell.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(10)	Share Capital

Common shares are classified as equity. Incremental costs directly attributable to the issue of common shares and stock options are recognized as a deduction from equity, net of any tax effects.

(11)	Treasury Shares

Treasury shares are measured at costs and deducted from equity. No gain or loss is recognized on the purchase, sales, or cancellation of the Company’s treasury shares. The difference between the book value and consideration received at the times of sales is recognized in equity.

(12)	Property and Equipment

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

The estimated useful lives for the years ended December 31, 2015, 2016 and 2017 are as follows:

Estimated useful lives (years)
Equipment (mainly consist of servers)	3–5
Furniture and fixtures	3–5
Others	3–5

Depreciation methods, useful lives and residual values are reviewed at each fiscal year-end and adjusted, as appropriate, if expectations differ from previous estimates. The change is accounted for as a change in an accounting estimate.

(13)	Borrowing Costs

The Group capitalizes borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. Other borrowing costs are expensed as incurred. A qualifying asset is an asset that requires a substantial period of time to get ready for its intended use or sale.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(13)	Borrowing Costs (continued)

To the extent that the Group borrows funds specifically for the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings.

To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset, which is the effective interest rate of the general borrowing. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period. No borrowing costs were capitalized during the years ended December 31, 2016 and 2017.

(14)	Intangible Assets

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

The estimated useful lives for the intangible assets with finite lives for the years ended December 31, 2015, 2016 and 2017 are as follows:

Estimated useful lives (years)
Software	2–10
Customer relationships	7
Domain name	20
Others	1–10

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

No development expenditure was capitalized for the years ended December 31, 2015, 2016 and 2017.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(15)	Leases

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

Group as lessee

Finance leases are capitalized at the lease’s commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. The discount rate to be used in calculating the present value of the minimum lease payments is the interest rate implicit in the lease, if this is practicable to determine; if not, the lessee’s incremental borrowing rate shall be used. The minimum lease payments are apportioned between finance charges and reduction of the lease liability so as to achieve a constant rate of interest on the remaining balance of the liability. A leased asset is depreciated over the shorter of the estimated useful life of the asset or the lease term.

(b)	Operating Leases

All lease arrangements, except finance leases that have been capitalized in the Consolidated Statements of Financial Position, are classified as operating leases.

Group as lessee

For operating lease transactions, lease payments are recognized as an expense using the straight-line method over the lease term in the Consolidated Statements of Profit or Loss.

Group as lessor

The Group had cancelable lease contracts related to servers, data storage, network equipment, personal computers and software with third parties for the years ended December 31, 2015, 2016 and 2017. The leased assets are included in “Property and equipment” in the Consolidated Statements of Financial Position and are depreciated over their expected useful lives on a basis consistent with similar assets included in property and equipment. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term.

(16)	Impairment of Financial Assets

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(16)	Impairment of Financial Assets (continued)

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

If financial assets have objective evidence that they are impaired, impairment losses are measured and recognized.

(a)	Financial assets measured at amortized cost

An impairment loss in respect of a financial asset measured at amortized cost is calculated as the difference between its carrying amount and the present value of its estimated future cash flows discounted at the asset’s original effective interest rate. If it is not practicable to obtain the instrument’s estimated future cash flows, impairment losses are measured by using prices from any observable current market transactions. The Group can recognize impairment losses directly or establish a provision to cover impairment losses. If, in a subsequent period, the amount of the impairment loss decreases and the decrease can be related objectively to an event occurring after the impairment was recognized, the previously recognized impairment loss is reversed by adjusting an allowance account. Financial assets are directly written off when there is no realistic prospect of future recovery.

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

(17)	Impairment of Non-financial Assets

The Group’s non-financial assets, which include tangible assets and intangible assets with definite useful lives and indefinite useful lives, but exclude deferred tax assets and non-current assets held for sale, are reviewed for impairment at the end of the reporting period to determine whether there is any indication of

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(17)	Impairment of Non-financial Assets (continued)

impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, annual impairment tests are performed for goodwill and intangible assets with indefinite useful lives.

If it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of the cash-generating unit (“CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use or its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate to the estimated future cash flows expected to be generated by the asset or CGU. Such pre-tax discount rate reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount. Impairment losses are recognized in profit or loss. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

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

(18)	Employee Compensation

(a)	Short-term employee compensation

Short-term employee compensations are employee compensations that are expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service. The undiscounted short-term employee compensations are accounted for on an accrual basis over the period in which employees have provided the services.

(b)	Defined benefit plans

The Group has defined benefit plans for employees of subsidiaries located in Korea, Taiwan and Thailand. A defined benefit plan is a post-employment benefit plan other than a defined contribution plan. The Group’s obligation represents the estimated amount of future benefits that employees have earned in return for their services in the current and prior periods. The calculation is performed annually by an independent actuary using the projected unit credit method. The calculation is reviewed and approved by the management of the Group.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(18)	Employee Compensation (continued)

(b)	Defined benefit plans (continued)

The assets or the liabilities relating to the defined benefit plans were recognized in the Consolidated Statement of Financial Position as the present value of obligations as of the reporting date, excluding the fair value of plan assets.

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

The discount rate used in the present valuation calculation is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.

Net interest on the net defined benefit liability is determined by multiplying the net defined benefit liability by the discount rate noted above, taking account of any changes in the net defined benefit liability during the period as a result of contribution and benefit payments. Interest on the net defined benefit liability is recognized in profit or loss.

(c)	Defined contribution plans

The Group has defined contribution plans for employees of subsidiaries located in Korea. The contribution relating to the plans is recognized as expense when incurred.

(19)	Share-based Payments

The Group has granted stock options to directors and employees. The fair values of the stock options are measured at the grant dates. Compensation expenses related to stock options are recognized over the vesting period. Refer to Note 4 Significant Accounting Judgments, Estimates and Assumptions and Note 27 Share-based Payments for more details on the valuation methodology of stock options and the assumptions used in such valuation.

The Group has introduced equity-settled Employee Stock Ownership Plan (J-ESOP) and granted points to its employees based on the Group’s Regulations on Stock Compensation. The fair values of the points are measured at the grant date. Employee compensation expenses related to this plan are recognized over the vesting period. Refer to Note 27 Share-based Payments for more details on the valuation methodology of points and the assumptions used in such valuation.

The Group has introduced cash-settled Employee Stock Ownership Plan (J-ESOP) and granted points to its employees based on the Group’s Regulations on Stock Compensation. The fair values of the liabilities related to the points are measured at each reporting date. Employee compensation expenses related to this plan are recognized over the vesting period and changes to the fair value of the liabilities are recognized

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(19)	Share-based Payments (continued)

through profit or loss. Refer to Note 27 Share-based Payments for more details on the valuation methodology of points and the assumptions used in such valuation.

(20)	Marketing Expenses

The Group incurs marketing expenses to increase brand awareness and to promote the launch of new services. The Group’s marketing expenses are primarily related to advertising in mass media, namely television advertising and advertising on mobile applications, and expenses incurred for brand promotional events. Marketing personnel compensation expenses are not included in marketing expenses, and are recorded as part of the employee compensation expenses. Expenditures related to marketing activities are recognized as expenses when incurred.

(21)	Provisions

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

The Group’s provisions mainly comprise provision for restoration obligations for leased property, and the provision for the licensing expense payable to the third-party partners upon redemption of free promotional virtual credits upon exchange with virtual items by customers in the future.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision may only apply to expenditures for which the provision was originally recognized.

(22)	Revenue

The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content sales and advertising services. Communication and content sales are primarily made to end users in the form of communication products such as LINE Stickers, and content such as LINE Games. Advertising services are provided on the LINE platform through advertising products such as LINE Official Accounts and Sponsored Stickers, as well as the Group’s web portals, livedoor and NAVER Matome. Refer to Note 5 Segment Information for more details on product lines and services provided.

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(22)	Revenue (continued)

Virtual Credits

Virtual credits, which are the prepaid payment instruments may be purchased with credit cards or cash. Depending on the type of service, end users may make payments using cash, credit cards or the virtual credits issued by the Group. Most of the end-user purchases are processed through payment processing service providers such as Apple App Store and Google Play. A processing fee is charged by the payment processing service providers for each transaction processed which are recognized as “payment processing and licensing expenses” on the Company’s Consolidated Statements of Profit or Loss. Upon the initial sales of the Group’s electronic credits, the Group records proceeds received as advances received on the Consolidated Statements of Financial Position. As prescribed in the terms and conditions between the Group and end users, the Group’s electronic credits are not refundable. However, in the event that the Group discontinues its operations, the Japanese Payment Services Act (Act No. 59 of 2009, the “Payment Services Act”) may require the Group to refund the advances received to the end users. When virtual credits are redeemed for the purchase of the virtual items within each services in the Group by users, balances of the end users’ virtual credits may be reduced by the price of the purchase, and the related advances received are reclassified to revenues over the applicable revenue recognition periods, as described in the following paragraphs. The total amount of revenues recognized is equivalent to the amount of total consideration paid by the end users.

LINE business and portal

(i)	Communication—LINE Stickers and Creator Stickers

LINE Stickers and Creator Stickers are emoticons that end users may purchase and use in instant messaging. Payments may be made with cash, virtual credits, LINE Points or credit cards.

When virtual credits are redeemed for the purchase of Stickers, virtual credits’ balances of the end users are reduced by the price of the purchase, and the electronic credits redeemed are recognized as revenues over the revenue recognition period for Stickers. The Group acts as a principal in providing LINE Stickers and Creator Stickers to end users. Based on historical usage patterns tracked by the Group, the Group determined that a substantial majority of total expected usage of Stickers by end users occurred over 90 days from purchase, with actual usage concentrated during the earlier part of this period. Accordingly, the Group recognizes Stickers revenues over an estimated usage period of 90 days and on an accelerated basis within such period.

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(22)	Revenue (continued)

LINE business and portal (continued)

(ii)	Content—LINE Games and Applications—(Continued)

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

The Group views the third-party game developers to be its customers, and the Group’s deliverables to its customers over the term of the game are: 1) channeling users to the mobile games, 2) providing payment processing services, and 3) providing server hosting services.

The Group determined that each deliverable was a separate unit of account and it estimates the selling price of payment processing services and server hosting services based on cost plus margin, taking into consideration historical cost and industry profit margin range. The Group then allocates any residual amount to services for channeling users to the mobile games.

The Group’s performance obligations with respect to channeling services are fulfilled at the time that the in-game virtual item is purchased by an end user and accordingly, the revenues attributable to the channeling services are recognized at the time of purchase.

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

The Group’s performance obligations with respect to the hosting services and payment processing services are fulfilled as such services are provided, i.e., from game inception through game termination, and from game inception through one month subsequent to game termination, respectively. Accordingly, the revenues attributable to the hosting services and payment processing services are recognized ratably over the service periods as described above. However, as the Group does not generate revenues subsequent to the announcement of game termination, the Group defers the revenue attributable to the post-termination-announcement performance obligations for hosting services and payment processing services from the amounts received in the first month of the arrangement, and recognizes such revenues over the two and three months, respectively, following the announcement of game termination.

The Group began providing third party games on its platform in 2012. As of December 31, 2017, the average life of third party games, which included both active and terminated third party games, was approximately 19 months. For the year ended December 31, 2017, on average, server hosting services revenues were recognized ratably over approximately 19 months, while payment processing services revenues were recognized ratably over approximately 20 months.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(22)	Revenue (continued)

LINE business and portal (continued)

(ii)	Content—LINE Games and Applications—(Continued)

–	Internally developed games and applications

The Group also provides games and applications (“apps”) developed internally for end users, and considers itself the principal in providing the games or apps to end users. The Group’s primary responsibility is to develop, maintain and provide the games and apps, and in-game/in-app virtual items to end users. All games and apps are free to download; however, in-game/in-app virtual items developed by the Group may be purchased with cash, credit cards or the Group’s virtual credits within the games/apps. The Group offers both consumable and durable virtual items in its internally developed games and apps. Common characteristics of consumable virtual items include virtual items that are consumed by end users’ specific actions and do not provide end users with any continuing benefits. Consumable virtual items offered by the Group are generally consumed upon purchase by end users. Accordingly, the Group recognizes revenues attributable to consumable virtual items upon sale.

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

The estimated usage period for durable virtual items is developed by taking into consideration historical data on purchase patterns and user usage behavior. The Group recognizes revenues through the estimated usage period for durable virtual items in one of the internally developed games. For the year ended December 31, 2015, the usage periods were estimated to be several days and the sales generated by such durable items were immaterial. For the year ended December 31, 2016, the usage periods were estimated to be several days and the sales generated by such durable items were immaterial. For the year ended December 31, 2017, the usage periods were estimated to be several days and the sales generated by such durable items were immaterial.

The Group defines the playing period as the period from when a paying user first purchased virtual credits to when a paying user is deemed to have become inactive, i.e. when a paying user has not logged onto the game/app for two consecutive months. To estimate the average playing period for a paying user, the Group analyzes monthly cohorts composed of paying users who made their first purchase of payment instruments during such month. The Group tracks these monthly cohorts and analyzes the dates on which paying users within each cohort become inactive. Based on the actual data observed, the Group extrapolates the future declines in paying users to determine the ending point of a paying user’s life beyond the date for which observable data is available. The Group then uses the actual and extrapolated data to calculate the average playing period. The Group recognizes revenues arising from internally developed apps by using the estimated average playing periods. For the years ended December 31, 2015, 2016 and 2017,

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(22)	Revenue (continued)

LINE business and portal (continued)

(ii)	Content—LINE Games and Applications—(Continued)

the estimated average playing periods ranged from approximately 11 months to 21 months, 8 months to 28 months and 2 months to 30 months, respectively.

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

In Q2’2015, the Group launched an internally developed game for which it had insufficient data to reasonably estimate the average playing period until the beginning of Q4’2015. Accordingly, for the purposes of recognizing revenue for this game, for the quarters ended June 30, 2015 and September 30, 2015, the Group recognized revenue based on the estimated average playing period of another game with similar characteristics. Beginning of Q4’2015, the Group determined that it had sufficient history to reasonably estimate the average playing period for such game. Accordingly, the Group began recognizing revenues for virtual items which continued to be available to end users over the average playing period for this game.

For the year ended December 31, 2016, the Group had one internally developed game for which it had insufficient data to reasonably estimate the average playing period until the beginning of Q2’2016. Accordingly, for the purpose of recognizing revenue for this game, for the quarters ended March 31, 2016, the Group deferred all the revenue arising from sales of durable virtual items and only recognized revenue attributable to the consumable virtual items. Beginning of Q2’ 2016, the Group determine that it had sufficient history to reasonably estimate the average playing period for such game. Accordingly, the Group began recognizing revenues for durable virtual items which continued to be available to end users over the average playing period for this game.

Also, in Q3’2016, the Group launched an internally developed game for which it has insufficient data to reasonably estimate the average playing period until the end of Q4’2016. Accordingly, for the purpose of recognizing revenue for this game, the Group only recognized revenue attributable to the sales of consumable virtual items and deferred all the revenue arising from sales of durable virtual items.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(22)	Revenue (continued)

LINE business and portal (continued)

(ii)	Content—LINE Games and Applications—(Continued)

For the year ended December 31, 2017, the Group has recognized revenues for virtual items which continued to be available to end users over the average playing period for this game, as it has sufficient history to reasonably estimate the average playing period for all internally developed games.

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

Free LINE Coins service is a pay-per-action advertising service the Group offers. Advertisers pay the Group a predetermined fixed fee per specific action taken by end users, such as successful downloading of an application or viewing of a commercial. In exchange, the Group publishes the applications or commercials produced by advertisers on the LINE platform, and issues LINE Coins to end users without charge (such LINE Coins, “free LINE Coins”). The Group recognizes revenue from Free LINE Coins service in the period in which an end user takes the action the advertiser contracted for, except for the portion of revenue attributable to the free LINE Coins issued by the Group. The portion of the revenue attributable to free LINE Coins is measured at the average selling price of LINE Coins. Revenue related to unused free LINE Coins at the end of the accounting period is deferred, while revenue related to redeemed free LINE Coins is recognized in accordance with the revenue recognition policy for the virtual item purchased. In Q2’2016, the Group replaced the Free LINE Coins service by a new service, LINE Points. All the free LINE Coins outstanding at the time of conversion were exchanged into LINE Points. The portion of the revenue attributable to LINE Points is measured at the fair value of LINE Points. Revenue related to unused LINE Points at the end of the accounting period is deferred, while revenue related to redeemed LINE Points is recognized in accordance with the revenue recognition policy for the virtual item purchased. Fair value of the LINE Points is estimated based on the amount which a user is required to settle a transaction.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(22)	Revenue (continued)

LINE business and portal (continued)

(iv)	LINE advertising—Official Accounts, Sponsored Stickers, LINE Points (formerly, Free LINE Coins service), Timeline Ads and LINE NEWS Ads.—(Continued)

LINE advertising also includes Timeline Ads and other services such as LINE NEWS Ads. The Group has contractual relationships with advertisers for actions such as advertising impressions, views and clicks. Advertising revenues are recognized when these performance obligations are fulfilled.

(v)	Portal advertising

The Group provides advertising services through its web portals, livedoor and NAVER Matome. The Group recognizes web portal advertising revenues ratably over the advertising contract periods.

(23)	Finance Income and Finance Costs

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

(24)	Other Non-operating Income and Expenses

Other non-operating income comprises dividend income, gains on the disposal of available-for-sale financial assets, and changes in the fair value of financial assets at fair value through profit or loss. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Other non-operating expenses comprise changes in the fair value of financial assets at fair value through profit or loss, and impairment losses recognized on available-for-sale financial assets.

(25)	Income Taxes

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(25)	Income Taxes (continued)

(b)	Deferred tax

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

(26)	Earnings per Share

The Group presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to the holders of common shares of the Company by the weighted average number of common shares outstanding during the year, adjusted for own shares held. Diluted EPS is determined by adjusting the profit or loss attributable to the holders of common shares and the weighted average number of common shares outstanding, adjusted for own shares held, for the effects of all dilutive potential common shares, such as stock options granted to directors and employees of the Group. Potential common shares are antidilutive when their conversion to common shares would increase earnings per share or decrease loss per share from continuing operations. The calculation of diluted earnings per share does not assume conversion, exercise, or other issue of potential common shares that would have an antidilutive effect on earnings per share.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(27)	Operating Segments

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and assess performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors.

(28)	Discontinued Operations and Non-current Assets Held for Sale

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

(29)	Standards Issued but not yet Effective

The standards and interpretations that are issued but not yet effective as of December 31, 2017 are disclosed below. The Group intends to adopt these standards, if applicable, when they become effective.

–	IFRS 9 Financial Instruments

The IASB issued the final version of IFRS 9 Financial Instruments which sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is the new standard for the financial reporting of financial instruments that is principles-based and brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project. IFRS 9 is built on a single classification and measurement approach for financial assets that reflects the business model in which they are managed and their cash flow characteristics including new impairment requirements that are based on a more forward-looking expected credit loss model that will result in more timely recognition of loan losses and is a single model that is applicable to all financial instruments subject to impairment accounting. In addition, IFRS 9 addresses the so-called ‘own credit’ issue, whereby banks and others book gains through profit or loss as a result of the value of their own debt falling due to a decrease in credit worthiness when they have elected to measure that debt at fair value.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(29)	Standards Issued but not yet Effective (continued)

The Group has determined not to early adopt the standard, and IFRS 9 will be applied from the year ending December 31, 2018. Also, the Group has assessed the impacts of IFRS 9’s adoption on the Consolidated Financial Statement of the Group is immaterial.

–	IFRS 15 Revenue from Contracts with Customers

The IASB issued IFRS 15 Revenue from Contracts with Customers for recognizing revenue. IFRS 15 establishes a five-step model that will apply to revenue earned from a contract with a customer, regardless of the type of revenue transaction or industry, with limited exceptions.

The Group recognizes revenue associated with communication and content sales and with advertising services by reference to the stage of completion. These transactions are satisfied over time and measured by the progress towards complete satisfaction of performance obligations. The Group has assessed that most of the method currently used to measure the progress towards complete satisfaction of these performance obligations will continue to be appropriate under IFRS 15 with some following exceptions.

The Group does not intend to early adopt the standard as it plans to apply from the fiscal year of 2018. Even though the Group disclosed in its 2016 financial statements that the Group intended to use the full retrospective method upon adoption, due to the costs of applying such method, the Group has determined to use the modified retrospective method which is to record cumulative amount of the impact at the beginning balance of the retained earnings upon adoption. The Group has completed the assessment of impact of IFRS 15’s adoption, and related system has been already modified.

(1)	LINE Stickers and Creator Stickers

The new standard will result in a change to the timing of revenue recognition, whereby revenue will be recognized over an estimated usage period on a straight-line method rather than the current method, which is over time but on an accelerated basis.

Under the current standard, the Group determines that the measuring method which best depicts the progress towards satisfaction of performance based on a contract is the user usage pattern of Stickers which represents the consumption of the user’s benefits, and recognizes revenue during the earlier part of the estimated usage period.

On the other hand, the concept of a service of standing ready is clarified under IFRS 15. IFRS 15 clarified the service of standing ready as to provide services or to make services available to the users for their use as and when the users decide. The Group determines that LINE Stickers and Creator Stickers services which the Group provides to its users are similar to the concept of a service of standing ready. The performance obligation of the Group to the customers which are the users who purchased Stickers is to make the Stickers and Creator Stickers available to the users for their use at any given time. Accordingly, the users receive the benefit of the services and consume such services as the Group makes LINE Stickers and Creator Stickers available to the users for their use. Therefore, the Group determines that its performance obligation is evenly satisfied over time and assessed that a straight-line method over an estimated usage period is the best method to measure the progress towards complete satisfaction of the performance obligation. As a result, the beginning balance of retained earnings, net of tax for the year ending December 31, 2018 has decreased by 967 million yen.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(29)	Standards Issued but not yet Effective (continued)

(2)	LINE Sponsored Stickers

The new standard will result in a change to the timing of revenue recognition, whereby revenue will be recognized over a contract period on a straight-line method rather than the current method, which is over time but on an accelerated basis.

Under the current standard, the Group determines that the measuring method which best depicts the progress towards satisfaction of performance based on a contract is the users usage pattern of Sponsors Stickers which represent its progress of rendering the services, and recognizes revenue based on the users usage pattern of Sponsors Stickers which is weighted towards the earlier part of the period.

On the other hand, under IFRS 15, the definition of a “customer” is clarified and it is defined as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration”. Also, the contract with “customers” is within the scope of IFRS 15, and IFRS 15 requires to measure the progress towards complete satisfaction of a performance obligation to “customers”.

In the LINE Sponsored Stickers contract, only an advertiser is obligated to pay consideration for Sponsored Stickers service to the Group, and the users who use Sponsored Stickers do not pay any consideration to the Group directly or indirectly. Therefore, the Group determines the advertisers as “customers”. The performance obligation of the Group to the advertisers is to make the Sponsored Stickers available to the users for their use at any time over a contract period. Accordingly, the Group has assessed that a straight-line method over a contract period is the best method to measure the progress towards complete satisfaction of the performance obligation. As a result, the beginning balance of retained earnings, net of tax for the year ending December 31, 2018 has decreased by 760 million yen.

(3)	LINE Point Ad

The new standard will result in a change to the timing of revenue recognition, whereby the Group will recognize revenue at the time when the LINE Points are issued to the users rather than when the LINE Points are utilized by the users.

Under the current standard, the portion of the revenue of LINE Point Ad service attributable to LINE Points is measured at the fair value of LINE Points, and revenue related to unused LINE Points at the end of the accounting period is deferred, while revenue related to redeemed LINE Points is recognized in accordance with the revenue recognition policy for the virtual item purchased.

On the other hand, the definition of a “customer” is clarified under IFRS 15 as mentioned above. Upon the adoption of the IFRS 15, the Group determines the advertisers as customers for LINE Point Ad services because only the advertisers pay the transaction prices consideration to the Group for the advertising services the Group provides and the users who receive LINE Points, do not pay any transaction prices directly or indirectly. The Group considers its performance obligation in the contract with a customer who is an advertiser, is to be satisfied when the Group issues the LINE Points to the users because the Company does not have any obligations toward the advertisers to manage LINE Points or to provide users other services in exchange for the LINE points, thereafter for the advertisers.

As a result, the Group has preliminarily assessed to recognize revenue at the time when LINE Points are issued to the users.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(29)	Standards Issued but not yet Effective (continued)

(3)	LINE Point Ad (continued)

Also, upon the adoption of IFRS 15, the Group expects to recognize provisions for the expenses expected to be incurred in relation to the consumption of LINE points and such expenses are recognized at the same time as LINE Points are issued to the users and as the Group satisfies its performance obligations. As a result, the beginning balance of retained earnings, net of tax for the year ending December 31, 2018 has increased by 667 million yen.

(4)	LINE advertising and Portal advertising

For advertising services such as official account, an advertising agency may be involved to obtain contracts from customers and provide, on behalf of the Company, services to customers such as formatting advertisement publication to comply with the Group’s specification or standards of advertisement publication. In such transaction, the new standard will result in a change to the method of revenue recognition, whereby the Group will recognize revenue by the gross recognition where the Group recognizes consideration received from customers including the share of advertising agencies rather than net recognition where the Group recognizes consideration received from customers excluding the share of advertising agency.

Under the current standard, the Company recognizes revenue by excluding the share attributable to the advertising agency from the total consideration received from the customer due to the facts that the share of the advertising agency is identified as an individually identifiable element, that the Company does not directly provide the service and earns revenue at constant rate, and that the Company does not bear credit risks.

On the other hand, IFRS 15 clarifies the evaluation of whether an entity is a principal or an agent based on the identification of performance obligations and transfer of control for the services. Especially, it is stated that “an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer”. Guidance and indicators for whether an entity controls the specified goods or services to be provided by another parties to customers are revised. This revision of the guidance and indicators includes a right to a service to be performed by the other party which gives the entity the ability to direct that party to provide the service to the customer on the entity’s behalf. Since the service provided by advertising agencies such as formatting advertisement publication is provided to customers based on the Group’s specification or standards of advertisement publication, the Group determined that the Group controls the service provided by the advertising agency and thus the Group is the principal. As a result, the Company determined to change the recognition method of revenue based on the total consideration received from a customer, including the service provided by the advertising agent.

Moreover, in accordance with IFRS 15, the Group recognizes costs of contract which consist of consideration payable to the advertising agency as an asset and will expense as the related revenues are recognized. If the advertising contract is renewed at the end of the original term, another consideration payable to the advertising agency will be incurred, and such cost will be expensed during the period that is the same period which the revenue of the advertising contract is recognized for.

Therefore, there is no effect on the beginning balance of retained earnings for the year ending December 31, 2018 even if the Group applies above treatment instead of the current treatment when such cost is excluded from the revenue.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(29)	Standards Issued but not yet Effective (continued)

(4)	LINE advertising and Portal advertising (continued)

–	IFRS 16 Leases

The IASB issued IFRS 16 Leases. IFRS 16 governs the accounting for leases and the related contractual rights and obligations. In the future, lessees will no longer make a distinction between finance and operating leases as they have been required to do thus far under IAS17. At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, although early adoption is permitted if IFRS 15 is also applied.

The Group has started an assessment of the potential impact on its consolidated financial statements. So far, the most significant impact identified is that the Group will recognize new assets and liabilities for its operating leases of certain office space and stores. In addition, the nature of expenses related to those leases will change as IFRS 16 replaces the straight-line operating expense with a depreciation charge for right-of-use assets and interest expense on lease liabilities. The Group is still assessing the impacts of IFRS 16’s adoption and it is not practicable to provide a reasonable estimate of the financial effect until the management of the Group completes the assessment.

–	IFRS 2 Classification and Measurement of Share-based Payment Transactions – Amendments to IFRS 2

The IASB issued amendments to IFRS 2 Share-based Payment that address three main areas: the effects of vesting conditions on the measurement of a cash-settled share-based payment transaction; the classification of a share-based payment transaction with net settlement features for withholding tax obligations; and accounting where a modification to the terms and conditions of a share-based payment transaction changes its classification from cash settled to equity settled. The amendments are effective for annual periods beginning on or after 1 January 2018, with early application permitted. The Group has assessed the effect of adopting amended IFRS 2 is immaterial.

(30)	New and amended standards and interpretations

The adoption of new and revised IFRSs issued by the IASB that are mandatorily effective for an annual period beginning on or after January 1, 2017 had no material impact on the Group’s annual consolidated financial statements as of December 31, 2016 and 2017, and for the years ended December 31, 2015, 2016 and 2017. The Group has not early adopted any other standards, interpretations or amendments that has been issued but is not yet effective.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and amended standards and interpretations (continued)

Standards and amendments which are effective for annual periods beginning on or after January 1, 2017:

–	IAS 12 Recognition of Deferred Tax Assets for Unrealized Losses – Amendments to IAS 12

IASB has issued amendments to IAS 12 “Recognition of Deferred Tax Assets for Unrealized Losses” in order to clarify the accounting treatment of deferred tax when the assets are measured at fair value in the financial statements and the fair value of the asset does not exceed its tax basis. This amendments also clarifies that deductible temporary difference always exists when the book value of the asset at the last day of the period is lower than its tax basis. Moreover, if an entity assumes that it will recover an asset for more than its carrying amount when estimating probable future taxable profit and when tax law restricts the sources of taxable profits against which it may make deductions on the reversal of the deductible temporary difference, the entity carries out a combined assessment of all its deductible temporary differences relating to the same taxation authority and the same taxable entity. This amendment has been adopted prospectively from the annual periods beginning on or after January 1, 2017. The Group has assessed the effect of adopting amended IFRS 2 is immaterial.

4.	Significant Accounting Judgments, Estimates and Assumptions

The preparation of the Group’s consolidated financial statements requires the management to make estimates and assumptions that affect the reported amounts of revenues, expenses, assets and liabilities, and the accompanying disclosures. These estimates and assumptions are based on the best judgment of the management in light of historical experience and various factors deemed to be reasonable as of the fiscal year end date. Given their nature, uncertainty about these assumptions and estimates could result in outcomes that require a material adjustment to the carrying amount of assets or liabilities affected in future periods.

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

Non-current assets other than goodwill

Non-current assets other than goodwill, such as property and equipment, and intangible assets with definite useful lives, are assessed for indications of impairment at the end of the reporting period. The Group evaluates both internal and external sources of information to assess whether impairment indicators exist. Some of the impairment indicators are evidence of obsolescence or significant adverse changes in the technological, market, economic or legal environment of the market in which the Group operates, or the asset is dedicated. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Likewise, the determination of the assets’ recoverable amounts involves the use of estimates by the management that can have a material impact on the respective values and ultimately the amount of any impairment.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions (continued)

(a)	Impairment (continued)

Goodwill

The goodwill impairment test requires the Group to exercise judgment and assess whether the carrying value of the CGU to which goodwill has been allocated can be supported by the recoverable amount of such CGU to which goodwill has been allocated.

The recoverable amount of a CGU is determined based on a value in use calculation which involves the use of estimates. The main assumptions used in the value in use calculation include the discount rate, terminal growth rate and expected future cash flow projections for a period of up to five years from financial budgets approved by the management. Cash flow projections beyond the planning period are extrapolated using terminal growth rates. Cash flow projections take into account past experience and represent management’s best estimates. These assumptions can be subject to significant adjustments from such factors as user trend, spending on marketing, IT spending of corporations, and competition from competitors. The key assumptions used to determine the recoverable amounts of the different CGU to which goodwill has been allocated are disclosed and further explained in Note 11 Impairment.

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

Regarding temporary differences, which are differences between carrying value of an asset or liability in the Consolidated Statements of Financial Position and its tax base, the Group recognizes deferred tax assets and deferred tax liabilities. The deferred tax assets and deferred tax liabilities are calculated using the tax rates based on tax laws that have been enacted or substantively enacted by the end of the reporting period and the tax rates that are expected to apply to the period when the deferred tax asset is realized or the deferred tax liability is settled. Deferred tax assets are recognized for all deductible temporary differences, unused tax losses carryforward and unused tax credits carryforward to the extent that it is probable that taxable income will be available. The estimation of future taxable income is calculated based on financial budgets approved by management of the Group, and it is based on management’s subjective judgments and assumptions. The Group considers these estimates to be significant because any adjustments in the assumed conditions and amendments of tax laws in the future may significantly affect the amounts of deferred tax assets and deferred tax liabilities.

(c)	Methods of determining fair value for financial instruments measured at fair value

Financial assets and financial liabilities held by the Group are measured at the following fair values:

–	quoted prices in active markets for identical assets or liabilities;

LINE Corporation

Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions (continued)

(c)	Methods of determining fair value for financial instruments measured at fair value (continued)

–	fair value calculated using observable inputs other than quoted prices for the assets or liabilities, either directly or indirectly; and

–	fair value calculated using valuation techniques incorporating unobservable inputs.

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

Further details about the Group’s defined benefit obligations are presented in Note 16 Employment Benefits.

(f)	Share-based payments

Share-based payment expenses related to stock options granted to directors and employees are estimated based on the option’s fair value determined under the Black-Scholes-Merton (“Black-Scholes”) option pricing model. The Black-Scholes model requires various highly judgmental assumptions, including expected volatility, expected life of stock options and fair value of share capital at the time of option grants, which will be discussed further below.

Expected volatility is estimated based on the historical volatility of reference companies which are comparable with the Company and the Group. The expected life of stock options is estimated based on the expectation of future stock price movements and expected exercise patterns of the option holders.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions (continued)

(g)	Valuation of common shares

Until the Company’s initial public offering in July 2016, the Group exercised significant judgment in determining fair value of common shares at the time of option grants. Valuation is based on all relevant facts and circumstances known at the time of valuation, including but not limited to factors such as historical financial results and projections of the Group’s future operating and financial performance; market performance of comparable publicly traded companies; overall economic and industry outlook; and third-party valuations of the Group’s common shares as of the date of stock option grants.

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

5.	Segment Information

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

Segment information is presented for continuing operations. No operating segments have been aggregated to form the reportable segments. Refer to Note 3(27) Significant Accounting Policies for further details on the identification of operating segments.

(1)	Description of Reportable Segment

The Group has a single reportable segment:

LINE business and portal segment	–

The Group mainly operates a cross-platform messenger application, LINE, and provides communication and content and advertising services. Communication and content are primarily provided to end users via various communication and content. Communication mainly includes LINE Stickers. Content includes LINE Games and LINE PLAY. Others within Communication and Contents include LINE Friends service. Advertising services are provided via LINE advertising, livedoor blog and NAVER Matome. LINE advertising includes “messenger ads” such as LINE Official Accounts, LINE Sponsored Stickers and LINE Point Ads and “performance ads” on services such as Timeline and LINE NEWS.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

5.	Segment Information (continued)

(2)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the years ended December 31, 2015, 2016 and 2017 are as follows:

	(In millions of yen)
	2015	2016	2017
LINE business and portal segment
Communication and content
Communication(1)	28,725	29,290	30,225
Content(2)	49,284	44,784	40,144
Others(3)	5,985	11,923	20,241

Sub-total	83,994	85,997	90,610

Advertising
LINE advertising(4)
Messenger ads	26,487	33,997	39,495
Performance ads	—	10,524	26,609
Sub-total	26,487	44,521	66,104
Portal advertising(5)	9,925	10,186	10,433

Sub-total	36,412	54,707	76,537

Total	120,406	140,704	167,147

(1)	Revenues from communication were mainly attributable to sales of LINE Stickers, Creator Stickers and Themes.
(2)	Revenues from content primarily consisted of sales of LINE Games and LINE PLAY’s virtual items.
(3)	Revenues from others primarily consisted of sales from LINE Friends service, LINE Part-time Job, LINE Pay service and LINE Mobile.
(4)	Revenues from LINE advertising consisted of fees from “messenger ads” such as LINE Official Accounts, Sponsored Stickers and LINE Points as well as “performance ads” on Timeline and LINE NEWS.
(5)	Revenues from portal advertising were mainly attributable to advertising revenue from web portals, livedoor and NAVER Matome.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

5.	Segment Information (continued)

(3)	Geographic Information

Revenues from external customers

Revenues from external customers classified by country or region were based on the locations of customers. Revenues attributable to communication and content have been classified based on the geographical location of the end users. Revenues attributable to advertising have been classified based on the geographical locations where the services were provided.

	(In millions of yen)
	2015	2016	2017
Japan (country of domicile)	84,780	100,939	121,283
Taiwan	17,058	15,614	16,630
Others	18,568	24,151	29,234

Total	120,406	140,704	167,147

Non-current operating assets

Non-current operating assets mainly consist of property and equipment and intangible assets.

	(In millions of yen)
	December 31, 2016	December 31, 2017
Japan (country of domicile)	10,661	23,089
Korea	3,219	10,605
Others	690	5,676

Total	14,570	39,370

(4)	Major Customers

No single customer accounted for 10 percent or more of the Group’s total revenues for the years ended December 31, 2015, 2016 and 2017.

6.	Cash and Cash Equivalents

The breakdown of cash and cash equivalents as of December 31, 2016 and 2017 is as follows:

	(In millions of yen)
	December 31, 2016	December 31, 2017
Cash on hand	8	13
Demand deposits	134,690	123,593

Total cash and cash equivalents	134,698	123,606

LINE Corporation

Notes to Consolidated Financial Statements (continued)

7.	Trade and Other Receivables

Trade and other receivables as of December 31, 2016 and 2017 are as follows:

	(In millions of yen)
	December 31, 2016	December 31, 2017
Trade and other receivables, current	29,108	43,375
Allowance for doubtful accounts, general	(941)	(483)
Trade receivables, non-current(1)	82	14
Allowance for doubtful accounts, specific	(82)	(14)

Total trade and other receivables	28,167	42,892

(1)

The non-current trade receivables were tested for impairment on an individual basis as of the reporting dates based on how long such trade receivables were past due. As a result, allowance for doubtful accounts for the receivables were recorded.

For movement in the allowance of doubtful accounts for trade and other receivables, refer to Note 25 Financial Risk Management.

8.	Inventories

Inventories as of December 31, 2016 and 2017 are as follows:

	(In millions of yen)
	December 31, 2016	December 31, 2017
Goods	961	3,455

Total Inventories	961	3,455

Cost of goods recognized from continuing operations for the years ended December 31, 2015, 2016 and 2017, were 2,475 million yen, 3,333 million yen and 4,436 million yen, respectively. Inventory valuation losses recognized from continuing operations for the years ended December 31, 2015, 2016 and 2017, were 734 million yen, 186 million yen and 510 million yen, respectively.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

9.	Property and Equipment

(1)	Changes in property and equipment for the year ended December 31, 2016 are as follows:

	(In millions of yen)
	Furniture and fixtures	Equipment	Land(1)	Construction- in-progress	Others	Total
Acquisition cost
Balance at January 1, 2016	2,950	12,253	2,584	60	356	18,203
Acquisitions	1,144	4,012	—	179	401	5,736
Disposals	(74)	(665)	(2,584)	—	(13)	(3,336)
Deconsolidation of LINE BIZ Plus Ltd.	—	(27)	—	—	(3)	(30)
Exchange differences	(3)	(44)	—	—	14	(33)
Other	(200)	0	—	(55)	—	(255)

Balance at December 31, 2016	3,817	15,529	—	184	755	20,285

Accumulated depreciation and impairment
Balance at January 1, 2016	1,479	6,121	—	—	102	7,702
Disposals	(57)	(471)	—	—	(5)	(533)
Depreciation	680	3,333	—	—	121	4,134
Deconsolidation of LINE BIZ Plus Ltd.	—	(4)	—	—	(1)	(5)
Exchange differences	(3)	(13)	—	—	2	(14)
Other	(17)	(11)	—	—	—	(28)

Balance at December 31, 2016	2,082	8,955	—	—	219	11,256

Carrying amounts
Balance at January 1, 2016	1,471	6,132	2,584	60	254	10,501

Balance at December 31, 2016	1,735	6,574	—	184	536	9,029

(1)	On June 29, 2016, the Group sold its land in Fukuoka. Refer to Note 22 (1) Other Income and Expenses for more details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

9.	Property and Equipment (continued)

(2)	Changes in property and equipment for the year ended December 31, 2017 are as follows:

			(In millions of yen)
	Furniture and fixtures	Equipment	Construction- in-progress	Others	Total
Acquisition cost
Balance at January 1, 2017	3,817	15,529	184	755	20,285
Acquisitions	4,156	7,038	42	361	11,597
Disposals	(1,305)	(911)	—	(174)	(2,390)
Acquisition through business combinations	12	184	—	297	493
Exchange differences	1	152	—	43	196
Other	(180)	204	(184)	61	(99)

Balance at December 31, 2017	6,501	22,196	42	1,343	30,082

Accumulated depreciation and impairment
Balance at January 1, 2017	2,082	8,955	—	219	11,256
Disposals	(1,291)	(810)	—	(3)	(2,104)
Depreciation	1,146	4,111	—	266	5,523
Acquisition through business combinations	4	125	—	171	300
Exchange differences	1	53	—	15	69
Other	(63)	(32)	—	8	(87)

Balance at December 31, 2017	1,879	12,402	—	676	14,957

Carrying amounts
Balance at January 1, 2017	1,735	6,574	184	536	9,029

Balance at December 31, 2017	4,622	9,794	42	667	15,125

(3)	Contractual commitments for the acquisition of property and equipment:

(In millions of yen)
December 31, 2016	December 31, 2017
1,464	527

The carrying amounts of property and equipment held under finance leases contracts were nil as of December 31, 2016 and 2017. Additions during the year included nil in 2016 and 2017 of property and equipment under finance leases and installment payment contracts.

Construction-in-progress as of December 31, 2016 was mainly related to capital expenditures for the building where the Company’s new headquarter office would be located. Construction-in-progress as of December 31, 2017 was mainly related to capital expenditures for the molds to be used for mass production for Gatebox Inc.’s products.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

10.	Goodwill and Other Intangible Assets

(1)	Changes in goodwill and other intangible assets for the year ended December 31, 2016 are as follows:

	(In millions of yen)
Item	Goodwill	Software(1)	Music rights	Customer relationships	Others	Total
Acquisition cost
Balance at January 1, 2016	5,852	1,543	542	108	933	8,978
Acquisitions	—	99	—	—	1,286	1,385
Acquisition through a business combination(2)	416	26	—	401	—	843
Deconsolidation of LINE BIZ Plus Ltd.(3)	(126)	—	—	—	—	(126)
Disposal	—	(9)	—	—	—	(9)
Exchange differences	(550)	(170)	(109)	(22)	(36)	(887)
Other	—	(2)	—	—	(174)	(176)

Balance at December 31, 2016	5,592	1,487	433	487	2,009	10,008

Accumulated amortization and impairment
Balance at January 1, 2016	2,732	1,157	542	108	308	4,847
Disposals	—	(8)	—	—	—	(8)
Amortization	—	153	—	125	688	966
Exchange differences	(540)	(169)	(109)	(21)	(31)	(870)
Other	—	(4)	—	—	(174)	(178)

Balance at December 31, 2016	2,192	1,129	433	212	791	4,757

Carrying amounts
Balance at January 1, 2016	3,120	386	—	—	625	4,131

Balance at December 31, 2016	3,400	358	—	275	1,218	5,251

(1)	Software was mainly comprised of externally acquired software. The remaining useful life of software as of December 31, 2016 was two years.
(2)	The balances were mainly related to the Group’s acquisition of M.T. Burn Inc. Refer to Note 29 Business Combinations for further details.
(3)	Refer to Note 20 Supplemental Cash Flow Information for further details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

10.	Goodwill and Other Intangible Assets (continued)

(2)	Changes in goodwill and other intangible assets for the year ended December 31, 2017 are as follows:

	(In millions of yen)
Item	Goodwill	Software(1)	Music rights	Customer relationships	Game publishing rights	Others(2)	Total
Acquisition cost
Balance at January 1, 2017	5,592	1,487	433	487	—	2,009	10,008
Acquisitions	—	247	—	—	—	2,243	2,490
Acquisition through business combinations(3)	13,114	588	—	249	1,640	2,290	17,881
Disposal	—	(57)	—	—	—	(1,191)	(1,248)
Exchange differences	387	84	27	5	109	83	695
Other	—	1	—	—	—	11	12

Balance at December 31, 2017	19,093	2,350	460	741	1,749	5,445	29,838

Accumulated amortization and impairment
Balance at January 1, 2017	2,192	1,129	433	212	—	791	4,757
Disposals	—	(35)	—	—	—	(242)	(277)
Amortization	—	210	—	108	270	1,039	1,627
Impairment	—	—	—	—	—	214	214
Exchange differences	134	67	27	5	14	26	273
Other	—	(9)	—	—	—	0	(9)

Balance at December 31, 2017	2,326	1,362	460	325	284	1,828	6,585

Carrying amounts
Balance at January 1, 2017	3,400	358	—	275	—	1,218	5,251

Balance at December 31, 2017	16,767	988	—	416	1,465	3,617	23,253

(1)	Software was mainly comprised of externally acquired software. The remaining useful life of software as of December 31, 2017 was three years.
(2)

Others mainly was mainly comprised of 1,114 million yen for acquisition of licenses for LINE TV, 651 million yen for acquisition of domain name, and 437 million yen for acquisition of Gatebox Inc.’s trademark and patented technology. The carrying amounts as of December 31, 2017 of these intangible assets were 329 million yen, 646 million yen and 375 million yen, respectively.

(3)	The balances were related to the Group’s acquisitions of NextFloor Corporation and its subsidiary as well as FIVE Inc. Refer to Note 29 Business Combinations for further details.

(3)	Contractual commitments for the acquisition of intangible assets:

(In millions of yen)
December 31, 2016	December 31, 2017
—	215

LINE Corporation

Notes to Consolidated Financial Statements (continued)

11.	Impairment

(1)	Impairment of Goodwill

Annual impairment testing for goodwill was performed as of October 1 for the years ended December 31, 2015, 2016 and 2017. Goodwill has been allocated to two CGUs for the year ended December 31, 2015 and one CGU for the years ended December 31, 2016 and 2017. For the years ended December 31, 2015, 2016 and 2017, the Group’s CGUs were the Group’s operating segments and also the reportable segments.

Carrying amount of goodwill allocated to each of the CGUs for impairment testing is as follows:

		(In millions of yen)
For the year ended December 31, 2015
LINE business and portal CGU	MixRadio CGU	Total
3,120	2,692	5,812

(In millions of yen)
For the year ended December 31, 2016
LINE business and portal CGU	Total
3,400	3,400

(In millions of yen)
For the year ended December 31, 2017
LINE business and portal CGU	Total
16,767	16,767

The recoverable amounts of the CGUs have been determined based on a value in use calculation using cash flow projections for a period of up to five years from financial budgets approved by the Group’s management. Cash flow projections take into account past experience and represent management’s best estimates. The main assumptions used in the value in use calculation include the discount rate, terminal growth rate and expected future cash flows. These assumptions can be subject to significant adjustments due to factors such as marketing budgets, IT spending of corporations, and competition from competitors. Cash flows beyond the planning periods were extrapolated using terminal growth rates.

To estimate the discount rate that reflects the time value of money and the risks specific to the CGUs, the Group has assumed a risk-free rate equal to one-month average market yields on 10-year Japanese government bonds at the date of performing the annual impairment test. The Group also incorporated risk premiums, such as a size premium and market risk premium, in the discount rate. The terminal growth rates are based on the long-term average inflation rates of the Group’s main countries of operation, including Japan, Taiwan and Thailand, which takes into consideration external macroeconomic sources of data.

(a)	LINE business and portal CGU

The significant assumptions used in the value in use calculations are as follows:

	2015		2016		2017
CGU	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate
LINE business and portal CGU	14.7%	1.4%	11.7%	1.1%	10.3%	1.6%

LINE Corporation

Notes to Consolidated Financial Statements (continued)

11.	Impairment (continued)

(1)	Impairment of Goodwill (continued)

(a)	LINE business and portal CGU (continued)

No impairment losses were recognized for goodwill for the year ended December 31, 2015, 2016 and 2017, as a result of the annual impairment testing.

(b)	MixRadio CGU

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

As of December 31, 2015, as no potential buyer was identified, the Group considered the abandonment of the MixRadio business to be probable. Therefore, as the future cash flows are expected to be negative, goodwill allocated to MixRadio CGU of 2,692 million yen was fully impaired. Further, as a result of the subsequent abandonment on March 21, 2016, the MixRadio CGU was retrospectively classified as a “Loss from discontinued operations, net of tax” in the Consolidated Statements of Profit or Loss. Refer to Note 23 Discontinued Operations for further details.

(2)	Sensitivity to Changes in Assumptions

For LINE business and portal CGU, in the opinion of the Group’s management, the recoverable amount considerably exceeded the carrying amount of the CGU, and the outcomes of the impairment test are not sensitive to reasonably likely changes in any of the assumptions underlying the cash flow projections used for the impairment test or the discount rates in the periods presented for the CGU.

For the MixRadio CGU, due to the full impairment as described above, a sensitivity analysis has not been presented.

(3)	Impairment of Tangible Assets and Intangible Assets with Definite Useful Lives

For the year ended December 31, 2015, in connection with the MixRadio segment impairment as explained above, impairments of intangible assets with definite useful life in the amount of 1,374 million yen and property and equipment in the amount of 54 million yen were recognized. For the years ended December 31, 2016, no impairment loss was recognized for tangible assets and intangible assets with definite useful lives. For the year ended December 31, 2017, in connection with Kiwiple and LINE Games Global Gateway L.P., impairments of intangible assets with definite useful life in the amounts of 134 million yen and 80 million yen, respectively were recognized. No impairment loss was recognized for tangible assets.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

12.	Provisions

Changes in provisions for the years ended December 31, 2016 and 2017 are as follows:

			(In millions of yen)

	Restoration obligations for operating lease properties	Promotional virtual credits reserve	Other	Total
At January 1, 2016	1,213	290	279	1,782
Arising during the year	618	490	198	1,306
Utilized	(339)	(161)	(43)	(543)
Reversal	(237)	(110)	(92)	(439)
Unwinding of discount and changes in the discount rate	1	—	—	1
Exchange differences	(19)	—	(1)	(20)
Other	(3)	—	—	(3)

At December 31, 2016	1,234	509	341	2,084

Arising during the year	1,708	2,945	337	4,990
Utilized	(25)	(2,686)	(211)	(2,922)
Reversal	(16)	(162)	(55)	(233)
Unwinding of discount and changes in the discount rate	0	—	—	0
Increase due to business combinations	85	—	2	87
Exchange differences	44	1	0	45
Other	0	—	—	0

At December 31, 2017	3,030	607	414	4,051

Restoration obligations for operating lease properties

The Group records provisions for restoration obligations related to its operating lease properties as the Group is required to restore these properties upon termination of the operating leases to the state specified in the rental agreements. The reversal in 2016 mainly consisted of a change of 212 million yen in the estimated restoration obligations as the obligation related to the relocation of the Company’s head office was finalized.

Promotional virtual credits

For promotional and marketing purposes, LINE Points and virtual credits are given to end users free of charge. The Group records a provision for the licensing expense payable to the third-party platform partners upon redemption of free promotional virtual credits for virtual items by end users in the future. The reversal is mainly related to the expiration of certain LINE Points and virtual credits that were given to end users free of charge.

Other

Other mainly consisted of a provision for the losses expected to be incurred in relation to the outsourcing contracts for cloud AI platform “Clova” and the rental agreement as a result of the foreclosure of LINE FRIENDS STORE.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes

(1)	Current and deferred taxes related to each component of other comprehensive income for the years ended December 31, 2015, 2016 and 2017 are as follows:

	(In millions of yen)

	2015			2016			2017
	Pretax	Tax	Post tax	Pretax	Tax	Post tax	Pretax	Tax	Post tax
Remeasurement of defined benefit plans	(1,722)	576	(1,146)	674	(209)	465	2,093	(488)	1,605
Foreign currency translation adjustments	(281)	14	(267)	(299)	(199)	(498)	3,751	(146)	3,605
Reclassification adjustments for foreign currency translation adjustments	—	—	—	50	—	50	(13)	—	(13)
Proportionate share of other comprehensive income of associates	15	(3)	12	3	(0)	3	106	(14)	92
Net change in fair value of available-for-sale financial assets	1,551	276	1,827	(2,019)	546	(1,473)	(3,339)	836	(2,503)
Reclassification adjustments for net change in fair value of available-for-sale financial assets	1,790	(577)	1,213	293	(92)	201	1,090	(343)	747

Total	1,353	286	1,639	(1,298)	46	(1,252)	3,688	(155)	3,533

Current and deferred taxes related to items directly charged or credited to equity are as follows:

	(In millions of yen)

	2016	2017
Current tax:
Share issuance costs related to initial public offering	(153)	—
Share issuance costs related to exercise of stock options	(4)	(9)
Share issuance costs related to Employee Stock Ownership Plan	—	(5)
Deferred tax:
Share issuance costs related to initial public offering	(114)	—
Share issuance costs related to exercise of stock options	—	(20)

Total tax directly (credited) to equity	(271)	(34)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities

The movements in deferred tax assets and deferred tax liabilities for the years ended December 31, 2016 and 2017 are as follows:

				(In millions of yen)

	Beginning balance as of January 1, 2016	Amounts recorded under profit or loss	Amounts recognized under other comprehensive income	Other(1)	Ending balance as of December 31, 2016
Deferred tax assets:
Tax losses	3,132	(2,311)	—	89	910
Depreciation	920	849	—	0	1,769
Advances received	2,967	332	—	—	3,299
Deferred revenue	2,350	381	—	—	2,731
Restoration obligations for operating lease properties	208	(151)	—	0	57
Accrued bonuses	614	135	—	1	750
Allowance for doubtful accounts	85	495	—	—	580
Other accrued expenses	421	263	—	1	685
Accrued enterprise taxes	248	218	—	—	466
Available-for-sale financial assets	558	80	8	(2)	644
Share-based compensation	719	378	—	—	1,097
Post-employment benefits	1,018	416	(209)	60	1,285
Tax effect on investments in subsidiaries and associates	3,967	354	(199)	—	4,122
Other	425	488	—	36	949

Total	17,632	1,927	(400)	185	19,344

Deferred tax liabilities:
Available-for-sale financial assets	(2,107)	36	446	(2)	(1,627)
Prepaid expenses	(350)	(41)	—	46	(345)
Intangible assets	—	45	—	(148)	(103)
Other	(77)	35	—	(2)	(44)

Total	(2,534)	75	446	(106)	(2,119)

(1)

Movements in others are attributable mainly to the acquisition of M.T. Burn Corporation and to incremental costs directly attributable to the issuance of common shares, which were recognized as a deduction from equity.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities (continued)

				(In millions of yen)

	Beginning balance as of January 1, 2017	Amounts recorded under profit or loss	Amounts recognized under other comprehensive income	Other(1)	Ending balance as of December 31, 2017
Deferred tax assets:
Tax losses	910	(712)	—	61	259
Depreciation	1,769	601	—	(110)	2,260
Advances received	3,299	549	—	—	3,848
Deferred revenue	2,731	(263)	—	3	2,471
Restoration obligations for operating lease properties	57	159	—	(1)	215
Accrued bonuses	750	121	—	(117)	754
Allowance for doubtful accounts	580	(209)	—	6	377
Other accrued expenses	685	(82)	—	134	737
Accrued enterprise taxes	466	(223)	—	(2)	241
Available-for-sale financial assets	644	(387)	27	(68)	216
Share-based compensation	1,097	77	—	(5)	1,169
Post-employment benefits	1,285	361	(488)	26	1,184
Tax effect on investments in subsidiaries and associates	4,122	(1,610)	(160)	24	2,376
Other	949	74	—	(3)	1,020

Total	19,344	(1,544)	(621)	(52)	17,127

Deferred tax liabilities:
Available-for-sale financial assets	(1,627)	266	466	(132)	(1,027)
Prepaid expenses	(345)	(11)	—	—	(356)
Intangible assets	(103)	125	—	(846)	(824)
Other	(44)	65	—	(22)	(1)

Total	(2,119)	445	466	(1,000)	(2,208)

(1)	Movements in others are attributable mainly to the acquisition of NextFloor Corporation.

The deferred tax assets and liabilities reconcile to the amounts presented in the Consolidated Statements of Financial Position as follows:

	(In millions of yen)

	December 31, 2016	December 31, 2017
Total deferred tax assets	19,344	17,127
Adjustment to offset deferred tax assets and liabilities	(959)	(635)

Net deferred tax assets	18,385	16,492

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities (continued)

	(In millions of yen)

	December 31, 2016	December 31, 2017
Total deferred tax liabilities	(2,119)	(2,208)
Adjustment to offset deferred tax assets and liabilities	958	635

Net deferred tax liabilities	(1,161)	(1,573)

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

Below is a breakdown of the deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets were recognized:

	(In millions of yen)

	December 31, 2016	December 31, 2017
Deductible temporary differences	20,591	35,997
Unused tax losses	18,434	32,985
Unused tax credits	—	157

Total	39,025	69,139

Below is a breakdown of the unused tax losses by expiry date for which no deferred tax assets were recognized:

	(In millions of yen)

	December 31, 2016	December 31, 2017
Less than one year	—	792
Between one year and five years	2,104	1,741
Five years and more	3,826	12,965
No expiration date	12,504	17,487

Total	18,434	32,985

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities (continued)

Below is a breakdown of unused tax credits by expiry date for which no deferred tax assets were recognized:

	(In millions of yen)
	December 31, 2016	December 31, 2017
Less than one year	—	36
Between one year and five years	—	121
Five years and more	—	—
No expiration date	—	—

Total	—	157

As of December 31, 2016 and 2017, the total amounts of taxable temporary differences relating to investments in subsidiaries and joint ventures for which deferred tax liabilities are not recognized were 6,190 million yen and 8,472 million yen, respectively.

(3)	The components of income tax benefits/(expenses) for the years ended December 31, 2015, 2016 and 2017 are as follows:

	(In millions of yen)

	2015	2016	2017
Current income tax:
Current income tax expenses(1)	(7,595)	(10,162)	(8,818)
Deferred tax:
Changes related to origination and reversal of temporary differences(2)	8,758	1,949	(1,107)
Changes in the tax rate(3)	(1,017)	(691)	3

Income tax benefits/(expenses)	146	(8,904)	(9,922)

(1)

Current income tax expenses include previously unrecognized tax benefits from tax loss carryforwards and deductible temporary differences. These benefits were 1,801 million yen, and 489 million yen and 105 million yen for the years ended December 31, 2015, 2016 and 2017, respectively.

(2)

These balances represent the deferred tax benefit or expense from the increase and decrease of temporary differences, the reversal of previously written-down deferred tax assets and write-downs of deferred tax assets. The Group had deferred tax benefits of 5,699 million yen, 541 million yen and 105 million yen for the years ended December 31, 2015, 2016 and 2017, respectively, due to the reversal of previously written-down deferred tax assets. The reason for having negative amount of deferred tax for the year ended December 31, 2017 is mainly because of the recognition of deferred tax liabilities due to the transfer of camera application business.

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

(4)

The income tax expenses calculated by applying the statutory tax rates to the Group’s profit or loss before tax differ from the actual tax expenses in the Consolidated Statements of Profit or Loss for the years ended December 31, 2015, 2016 and 2017 for the following reasons:

	(In millions of yen)
	2015	2016	2017
(Loss)/profit before tax from continuing operations	(530)	17,990	18,145
Loss before tax from discontinued operations	(11,503)	(2,726)	(19)

Accounting (loss)/profit before tax	(12,033)	15,264	18,126

Income tax benefits/(expenses) at a statutory rate of 31.7% (2015: 35.6% and 2016: 33.5%)	4,289	(5,119)	(5,744)
Permanent non-deductible items(1)	(3,386)	(2,703)	(353)
Assessment of the recoverability of deferred tax assets(2)	2,214	(752)	(2,932)
Effects of changes in tax rate	(1,017)	(691)	3
Differences in applicable tax rate of subsidiaries(3)	(2,218)	(81)	776
Tax effect on investment in subsidiaries and associates(4)	4,260	591	377
Gain on fair value measurement relating to the deconsolidation(5)	—	581	—
Share of loss of associates and joint ventures(6)	(50)	(279)	(1,836)
Others	(31)	293	(207)

Income tax (expenses)/benefits at an effective tax rate of 54.7% (2015: 33.7% and 2016: 53.5%)	4,061	(8,160)	(9,916)

Income tax benefits/(expenses) reported in the statements of profit or loss	146	(8,904)	(9,922)
Income tax benefits attributable to discontinued operations	3,915	744	6

	4,061	(8,160)	(9,916)

(1)

Permanent non-deductible items were mainly related to non-deductible share-based payment expenses, including share-based payment expenses incurred in connection with stock options granted to employees and directors defined as non-resident of Japan.

(2)

For the year ended December 31, 2015, the amount was due to recognizing previously unrecognized deferred tax assets of 3,092 million yen and 2,434 million yen for tax loss carryforwards and deductible temporary differences, respectively, primarily for one of the Group’s Korean subsidiaries on a stand-alone basis. Such impact was partially offset by unrecognized deferred tax assets of 2,368 million yen and 944 million yen in connection with the pre-tax losses recorded by MixRadio Limited and the Group’s other subsidiaries, respectively, on a stand-alone basis.

For the year ended December 31, 2016, the amount was due to unrecognized deferred tax assets of 966 million yen, 361 million yen and 189 million yen in connection with the pre-tax losses recorded by the Group’s Japanese subsidiaries, MixRadio Limited and the Group’s other subsidiaries, respectively, on a stand-alone basis. Such impact was partially offset by recognizing previously unrecognized deferred tax assets of 222 million yen and 256 million yen for tax loss carryforwards and deductible temporary differences, respectively, primarily for the Group’s Korean subsidiaries on a stand-alone basis. For the year ended December 31, 2017 the amount was due to unrecognized deferred tax assets of 2,407 million yen, 4 million yen and 953 million yen in connection with the pre-tax losses recorded by the Group’s Japanese subsidiaries, MixRadio Limited and the Group’s other subsidiaries, respectively, on a stand-alone basis. Such impact was partially offset by recognizing previously unrecognized deferred tax assets of 107 million yen and 0 million yen for tax loss carryforwards and deductible temporary differences, respectively, primarily for the Group’s Korean subsidiaries on a stand-alone basis.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(4)

The income tax expenses calculated by applying the statutory tax rates to the Group’s profit or loss before tax differ from the actual tax expenses in the Consolidated Statements of Profit or Loss for the years ended December 31, 2015, 2016 and 2017 for the following reasons (continued):

(3)

For the year ended December 31, 2016, the amount mainly due to pre-tax profits recorded by the Group’s Korean subsidiaries, which was partially offset by the pre-tax loss recorded by MixRadio Limited. For the year ended December 31, 2017, the difference is mainly due to pre-tax profits recorded by the Group’s Korean subsidiaries.

(4)

This tax effect is mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred losses during the year. This tax effect offsets MixRadio Limited’s stand-alone tax impacts described in (2) and (3) above.

(5)	The amount was related to the re-measurement to fair value of the investment in LINE BIZ Plus Ltd retained by the Group. Refer to Note 20 Supplemental Cash Flow Information for further details.
(6)

The amount was mainly related to pre-tax losses recorded by the Group’s associates on a standalone basis for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

14.	Other Current Liabilities

Other current liabilities as of December 31, 2016 and 2017 mainly consist of consumption tax payables.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

15.	Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Consolidated Statements of Financial Position and by category as defined in IAS39 Financial Instruments: Recognition and Measurement as of December 31, 2016 and 2017 are as follows:

The fair value is not disclosed for those financial instruments whose fair value approximates their carrying amount due to their short-term and/or variable-interest bearing nature among those not measured at fair value in the Consolidated Statements of Financial Position. Refer to Note 26 Fair Value Measurements for more details on the fair value information of the financial instruments whose fair value is disclosed in this footnote.

			(In millions of yen)

	December 31, 2016		December 31, 2017
Items	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Loans and receivables	28,167		42,892

Other financial assets, current
Loans and receivables
Time deposits	764		12,002
Short-term loans	2		206
Corporate bonds and other debt instruments	4,012		849
Available-for-sale financial assets	1,000	1,000	6	6
Office security deposits	1,170		195
Other	4		—

Total	6,952		13,258

Other financial assets, non-current
Held-to-maturity investments(1)	280	294	280	291
Loans and receivables
Time deposits	10,000	10,000	—	—
Corporate bonds and other debt instruments	2,632	2,632	7,986	8,036
Guarantee deposits(1)	3,447		726
Office security deposits	4,858	4,739	5,709	5,546
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock	325	325	1,862	1,862
Available-for-sale financial assets(2)	14,141	14,141	15,388	15,388
Other	32		133

Total	35,715		32,084

LINE Corporation

Notes to Consolidated Financial Statements (continued)

15.	Financial Assets and Financial Liabilities (continued)

			(In millions of yen)

	December 31, 2016		December 31, 2017
Items	Book value	Fair value	Book value	Fair value
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	21,532		28,810

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received	2,572		5,730
Short-term borrowings(3)	21,925		22,224
Others	—		49

Total	24,497		28,003

Other financial liabilities non-current
Financial liabilities at fair value through profit or loss
Put option liabilities	—	—	486	486
Financial liabilities measured at amortized cost
Office security deposits received under sublease agreement	—	—	23	23
Others	—		93

Total	—		602

(1)

The Japanese Payment Services Act requires non-banking entities that engage in business activities involving advance payments from end users to secure a certain amount of money equal to or more than one half of the unused balance of virtual credits purchased by the end users as of the most recent base date set on March 31 and September 30 of each year, either by depositing or entrusting a cash reserve or government bonds with the Legal Affairs Bureau, or by concluding a guarantee contract with a financial institution. If deposits are made, they are recorded as guarantee deposits. If guarantee contracts are entered into, guarantee fees equal to the contractual amount times a guarantee fee rate are incurred. In accordance with the Japanese Payment Services Act, the Group had deposited cash of 3,445 million yen and 635 million yen as of December 31, 2016 and 2017, respectively. The Group also had deposited investments in Japanese government bonds of 280 million yen and 280 million yen as of December 31, 2016 and 2017, respectively, which the Group intends to hold until maturity for this purpose. In addition, the Group had credit guarantee contracts with banks for 10,100 million yen with a guarantee fee rate of 0.1% and for 12,500 million yen with a weighted average guarantee fee rate of 0.1% as of December 31, 2016 and 2017, respectively, to comply with the Japanese Payment Services Act.

(2)

Impairment losses of 293 million yen and 1,761 million yen were recognized for available-for-sale financial assets for the year ended December 31, 2016 and 2017, respectively. Also, gain on sale of 751 million yen was recognized for available-for-sale financial assets for the year ended December 31, 2017.

(3)	The weighted average interest rate of the remaining outstanding short-term borrowings as of December 31, 2016 and 2017 was 0.1% and 0.1%, respectively.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

16.	Employment Benefits

The Group offers its employees in Korea, Taiwan and Thailand defined benefit plans (unfunded and funded) and defined contribution plans. The specific features of these plans vary depending on the applicable laws and regulations in each country where the employees work. The majority of the Group’s defined benefit obligations represents the defined benefit plans for employees of LINE Plus Corporation, LINE PLAY Corporation, LINE Biz Plus Corporation, LINE Friends Corporation, LINE STUDIO Corporation, LINE UP Corporation, NemusTech Co., Ltd., PiG Corporation, Studio 4LEAF Corporation, Bapul Corporation and Markt co., ltd (collectively, the “subsidiaries with defined benefit plans”) which are located in Korea, while LINE GAMES Corporation, NextFloor Corporation., Next Floor Basement Lab Corporation and InnoAG. inc offer their employees defined contribution plans. The expenses recognized in the Consolidated Statements of Profit or Loss in relation to the defined contribution plans amounted to nil for the years ended December 31, 2015 and 2016, and 47 million yen for the year ended December 31, 2017. The feature of the defined benefit plans in Korea is described below.

The legal and regulatory framework for the plans is based on the applicable Korean Employee Retirement Benefit Security Act (“ERBSA”). Post-employment defined benefit plan provides lump sum payments to the eligible employees. Directors and current employees of the subsidiaries offer defined benefit plans with a service period of over one year are eligible for such post-employment defined benefits, which are calculated based on a final average pay formula.

Furthermore, the plans expose the Group to actuarial risks, such as interest rate risk, salary increase risk, and longevity risk. Interest rate risk refers to the risk of fluctuation of bond yields. A decrease in the bond yields will increase the defined benefit obligations liability. The salary increase risk refers to the risk that an increase in future salary will increase the defined benefit obligations liability. Longevity risk refers to the risk that an increase in life expectancy of the plan participants will increase the defined benefit obligations liability. The plan assets of the defined benefit plans expose the Group to the risk of underperformance in comparison with the Group’s expectation.

(1)	Liabilities for defined benefit obligations as of December 31, 2016 and 2017 are as follows:

	(In millions of yen)
	December 31, 2016			December 31, 2017
	Unfunded	Funded	Total	Unfunded	Funded	Total
Present value of defined benefit obligations	6,204	—	6,204	6,089	100	6,189
Plan assets(1)	—	—	—	—	(27)	(27)

Liabilities for post-employment benefits	6,204	—	6,204	6,089	73	6,162

(1)	All of the plan assets are held by NemusTech, Co., Ltd. which the Group acquired during the year ended December 31, 2017.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

16.	Employment Benefits (continued)

(2)

Expenses related to defined benefit plans are recognized in the Consolidated Statements of Profit or Loss as operating expenses for the years ended December 31, 2015, 2016 and 2017 are comprised of the following:

	(In millions of yen)
	2015	2016	2017
Current service costs	1,025	1,620	1,933
Interest costs	81	127	208

Total	1,106	1,747	2,141

(3)	Movements in the present value of the defined benefit obligations for the years ended December 31, 2016 and 2017 are as follows:

	(In millions of yen)
	2016	2017
Defined benefit obligations at the beginning of year	5,495	6,204
Current service costs	1,620	1,933
Interest costs	127	208
Remeasurement losses/(gains):
Actuarial losses arising from changes in demographic assumptions(1)	7,742	(28)
Actuarial gains arising from changes in financial assumptions(2)	(8,314)	(1,513)
Experience adjustments(3)	(102)	(552)
Payments from the plan	(174)	(453)
Net transfer(4)	49	(57)
Increase due to business combinations	—	261
Exchange differences on translation of foreign operations	(239)	186

Defined benefit obligations at the end of year	6,204	6,189

(1)

In 2016, actuarial losses arising from changes in demographic assumptions resulted mainly from a decrease in estimated termination rates compared with 2015. The decrease in the estimated termination rates primarily related to the fact that the rate of the increase of the number of separation fell below compared to that of the number of employee who are subject to defined benefit plans compared to 2015. In 2017, there is no material change of the estimated termination rates compared with those in 2016.

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

In 2017, actuarial gains arising from changes in financial assumptions resulted mainly from an increase in discount rate in comparison with 2016 and a decrease in the weighted average salary increase rate. The increase in the discount rate primarily related to the fact that the estimated duration, which is used to calculate the retirement benefit obligations, increased due to the decrease in estimated termination rates

LINE Corporation

Notes to Consolidated Financial Statements (continued)

16.	Employment Benefits (continued)

(3)	Movements in the present value of the defined benefit obligations for the years ended December 31, 2016 and 2017 are as follows (continued):

described above. The decrease in the weighted average salary increase rate primarily related to the fact that the salary increase rates for the current year and the estimated future inflation rate decreased.

(3)	Experience adjustments represent the impact on the liabilities of differences between actual experiences during the year compared with the previous actuarial assumptions.
(4)

Net transfer primarily represents the transfer of defined benefit obligations associated with employees of NAVER or other NAVER group companies joining LINE Plus Corporation, LINE PLAY Corporation, LINE Biz Plus Corporation and LINE Friends Corporation and vice versa.

(4)	Movements in the plan assets for the years ended December 31, 2016 and 2017 are as follows:

	(In millions of yen)
	2016	2017
Plan assets at the beginning of year	—	—
Interest income	—	2
Employer contributions	—	31
Benefits paid	—	(6)
Exchange differences on translation of foreign operations	—	—

Plan assets at the end of year	—	27

The plan assets contains only cash and cash equivalents. Employer contributions expected to be paid to the plan for the year ending December 31, 2018 are 24 million yen. The amount of employer contributions is determined so that balance of plan assets can be more than 80% of the balance of NemusTech Co., Ltd.’s defined benefit obligations at each year end in the long term.

(5)

Significant judgment is required when selecting key assumptions for measuring defined benefit expenses for a period and the defined benefit obligations at the period end for each defined benefit plan. The principal actuarial assumptions used include discount rates and salary increase rates.

The Group determined the discount rate based on market returns of high-quality corporate bonds consistent with the currencies and estimated payment terms corresponding to the defined benefit obligations as of the reporting date in order to calculate the present value of the defined benefit obligations.

	December 31, 2015	December 31, 2016	December 31, 2017
Discount rate	2.6%	3.4%	3.2%-3.7%
Weighted average of salary increase	9.5%-14.4%	8.6%-11.3%	4.5%-7.7%

LINE Corporation

Notes to Consolidated Financial Statements (continued)

16.	Employment Benefits (continued)

(6)

Economic factors and conditions often affect multiple assumptions simultaneously; as such, the effects of changes in key assumptions are not necessarily linear. The following sensitivity analysis illustrates the impact of changes in certain significant actuarial assumptions, leaving all other assumptions constant, as of December 31, 2016 and 2017:

	(In millions of yen)
	Impact on the defined benefit obligations
Assumptions and sensitivity level	December 31, 2016	December 31, 2017
Discount rate
100 basis point increase	(842)	(5,019)
100 basis point decrease	1,040	6,561
Salary increase rate
100 basis point increase	972	7,057
100 basis point decrease	(810)	(5,620)

(7)	The average duration of the defined benefit plan obligations as of December 31, 2016 and 2017 were 15.2 and 13.3 years, respectively.

The following table shows estimated future benefit payments within ten years from December 31, 2017. Actual payments may differ from those shown because of uncertain future events.

Years	(In millions of yen)
2018	242
2019	320
2020	392
2021	468
2022	1,000
2023–2027	4,250

17.	Leases—Group as Lessee

Operating	lease commitments—Group as lessee

The Group has entered into commercial lease agreements for certain office space and stores. The significant leases have life of five years without renewal option included in the contracts. There are no restrictions placed upon the Group by entering into these leases.

Future minimum rentals payable under non-cancelable operating leases are as follows:

	(In millions of yen)
	December 31, 2016	December 31, 2017
Within one year	3,945	4,139
After one year but not more than five years	12,100	10,223

	16,045	14,362

LINE Corporation

Notes to Consolidated Financial Statements (continued)

17.	Leases—Group as Lessee (continued)

Of the operating lease expenses of 2,840 million yen for the year ended December 31, 2015, 1,891 million yen was attributable to minimum lease payment expenses, and the remaining 949 million yen was related to the variable lease payment expenses.

Of the operating lease expenses of 4,580 million yen for the year ended December 31, 2016, 3,309 million yen was attributable to minimum lease payment expenses, and the remaining 1,271 million yen was related to the variable lease payment expenses.

Of the operating lease expenses of 5,468 million yen for the year ended December 31, 2017, 3,759 million yen was attributable to minimum lease payment expenses, and the remaining 1,709 million yen was related to the variable lease payment expenses.

18.	Leases—Group as Lessor

Operating leases—Group as lessor

In 2015, 2016 and 2017, the Group subleased part of its head office to a third party. There was no minimum payment requirement in the sublease arrangement, and sublease income was based on the actual square footage occupied by the third party.

Future minimum rentals payable under non-cancelable operating leases are as follows:

	(In millions of yen)
	December 31, 2016	December 31, 2017
Within one year	19	23
After one year but not more than five years	—	25

	19	48

The Group recognized sublease income of 51 million yen, 54 million yen and 49 million yen for the years ended December 31, 2015, 2016 and 2017, respectively.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

19.	Issued Capital and Reserves

The movements in issued capital and reserves for the years ended December 31, 2015, 2016 and 2017 are as follows:

(1)	Authorized shares and shares issued

The movements of authorized shares and shares issued for the years ended December 31, 2015, 2016 and 2017 are as follows:

	Authorized shares (Share capital with no-par value)	Shares issued (Share capital with no-par value)		Share capital (millions of yen)
		Common Shares	Class A shares
January 1, 2015	400,000,000	174,992,000	—	12,596
Conversion of common shares to class A shares(1)	290,000,000	(174,992,000)	174,992,000	—

December 31, 2015	690,000,000	—	174,992,000	12,596
Conversion of class A shares to common shares(2)	—	174,992,000	(174,992,000)	—
Initial public offering(3)	—	40,250,000	—	63,424
Exercise of stock options(4)	—	2,533,500	—	1,836

December 31, 2016	690,000,000	217,775,500	—	77,856
Exercise of stock options(4)	—	19,713,500	—	12,513

Issuance of common shares(5)	—	1,007,810	—	2,000

December 31, 2017	690,000,000	238,496,810	—	92,369

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

(2)

Through an amendment of its article of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of shares and converted all outstanding class A shares to common shares.

(3)

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

(4)	Refer to Note 27 Share-Based Payments for further details.
(5)

In conjunction with the introduction of the Employee Stock Ownership Plans Trust (J-ESOP) on July 18, 2017, the Company issued 1,007,810 common shares to Trust & Custody Services Bank, Ltd. (Trust E account). The total amount of issued shares was 4,000 million yen, which increased share capital by 2,000 million yen.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

19.	Issued Capital and Reserves (continued)

(2)	Share premium and retained earnings

Share premium

The movements in share premium for the years ended December 31, 2015, 2016 and 2017 are as follows:

	(In millions of yen)
	Share-based payments (1)	Common control business combinations	Others(2)	Share premium total
January 1, 2015	3,810	294	3,668	7,772
Share-based payments	11,213	—	—	11,213
Change in ownership interest in a subsidiary without losing control	—	—	(2)	(2)

December 31, 2015	15,023	294	3,666	18,983
Share-based payments	9,520	—	—	9,520
Exercise of stock options	(2,548)	—	2,460	(88)
Forfeiture of stock options	(60)	—	—	(60)
Initial public offering(3)	—	—	63,424	63,424
Cost related to initial public offering(4)	—	—	(571)	(571)

December 31, 2016	21,935	294	68,979	91,208
Share-based payments	1,882	—	—	1,882
Exercise of stock options	(16,746)	—	15,721	(1,025)
Forfeiture of stock options	(9)	—	—	(9)
Issuance of common shares(5)	—	—	2,000	2,000
Cost related to issuance of common shares (4)	—	—	(73)	(73)
Acquisition of non-controlling interests	—	—	(423)	(423)

December 31, 2017	7,062	294	86,204	93,560

(1)

Through the amendment of its articles of incorporation on June 15, 2015, the Company amended the terms applicable to a portion of two tranches of stock options, which are the acquisition rights for common shares (the “Common Stock Options”). As a result of the amendment, 24,724 Common Stock Options originally granted on December 17, 2012 and 6,949 Common Stock Options originally granted on February 4, 2015 were converted to the acquisition rights for class A shares (the “Class A Stock Options”), with the holders of such options entitled to acquire 500 class A shares upon exercise of each stock option. Refer to Note 27 Share-Based Payments for further details.

Through an amendment of its article of incorporation effective as of March 31, 2016, the Company amended the terms applicable to stock options from class A shares to common shares.

(2)	Others mainly consists of capital reserve required under the Companies Act of Japan.
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

Share premium (continued)

(5)

In conjunction with the introduction of the Employee Stock Ownership Plans Trust (J-ESOP) on July 18, 2017, the Company issued 1,007,810 common shares to Trust & Custody Services Bank, Ltd. (Trust E account). The total amount of issuance price of shares was 4,000 million yen, which increased share premium by 2,000 million yen.

Under the Companies Act of Japan, at least 50% of the proceeds of certain issuances of share capital shall be credited to share capital. The remaining proceeds shall be credited to share premium. The Companies Act permits, upon approval at the general meeting of shareholders, the transfer of amounts from share premium to share capital.

Retained earnings

The Companies Act of Japan requires that an amount equal to at least 10% of dividends from surplus, as defined under the Companies Act, shall be appropriated as capital reserve (part of share premium) or appropriated for legal earnings reserve (part of retained earnings) until the aggregate amount of capital reserve and legal earnings reserve is equal to 25% of share capital. The legal earnings reserve may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval at the general meeting of shareholders. The Company has not declared or paid cash dividends to date, and therefore no legal earnings reserves have been recorded as of December 31, 2016 and 2017.

(3)	Treasury shares

The movements in treasury shares for the year ended December 31, 2017 are as follows:

	Number of shares (Common share with no-par value)	Amount (In millions of yen)
January 1, 2017	—	—
Increase during the year(1)	1,007,810	4,000
Decrease during the year(2)	(100)	(0)

December 31, 2017	1,007,710	4,000

(1)

Resulted from the introduction of the Employee Stock Ownership Plans Trust (J-ESOP) on July 18, 2017, including issuance of 1,007,810 common shares to Trust & Custody Services Bank, Ltd. (Trust E account), whose total amount was 4,000 million yen.

(2)	Resulted from the sales of shares by Trust & Custody Services Bank, Ltd. (Trust E account).

LINE Corporation

Notes to Consolidated Financial Statements (continued)

20.	Supplemental Cash Flow Information

Deconsolidation of LINE BIZ Plus Ltd.

On April 25, 2016, an issuance of new shares to BSS Holdings group, a provider of smart cards for mass transit systems and offline e-payment at retail stores in Thailand, resulted in a decrease of the Group’s ownership of LINE BIZ Plus Ltd. (subsequently renamed to RABBIT LINE PAY COMPANY LIMITED) from 100.0% to 50.0%. LINE BIZ Plus Ltd. was accounted for as a joint venture under the equity method because the Group had joint control of the entity under the shareholders agreement. The assets, liabilities and other items of LINE BIZ Plus Ltd. transferred in connection with the deconsolidation were as follows:

(In millions of yen)
Cash and cash equivalents(1)	482
Other current assets	19
Non-current assets	28
Current liabilities	(71)
Non-current liabilities	(4)
Goodwill	150
Non-controlling interests	0
Exchange differences on translation of foreign operations	49

Total	653

(1)	This amount is included in “Cash disposed on loss of control of subsidiary” in the Group’s Consolidated Statements of Cash Flows.

As of the transaction date, the re-measurement to fair value of the investment retained by the Group in LINE BIZ Plus Ltd. amounted to 2,384 million yen and was based on the issuance of new shares for 750 million Baht. As a result, the Group recognized a gain of 1,731 million yen, which was recognized in the Consolidated Statements of Profit or Loss as “Other operating income”.

Divestiture of Bonsai Garage Corporation

On February 29, 2016, the Company sold all of its shares of Bonsai Garage Corporation to a third party. The assets and liabilities of the Bonsai Garage Corporation, gain on divesture of the subsidiary, and cash consideration received in connection with such sales are presented below:

(In millions of yen)
Cash and cash equivalents	3
Other current assets	10
Current liabilities	(34)
Gain on divestiture of business and subsidiary	21

Total consideration received in cash	0

Net decrease in cash and cash equivalents due to the divestiture of Bonsai Garage Corporation(*)	(3)

(*)	This amount is included in “Cash disposed on loss of control of subsidiary” in the Company’s Consolidated Statements of Cash Flows.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

20.	Supplemental Cash Flow Information (continued)

Proceeds from/(repayments of) short-term borrowings

“Proceeds from/(repayments of) short-term borrowings, net” in the Company’s Consolidated Statements of Cash Flows consists of 22,080 million yen of proceeds and 42,833 million yen of repayments for the year ended December 31, 2016.

Transfer of Camera Application Business to Snow Corporation

On May 1, 2017, the Group transferred the camera application business, which was operated by LINE Plus Corporation, to Snow Corporation, an associate of the Group and a subsidiary of NAVER. The camera application business includes services such as B612, LINE Camera, Foodie and Looks.

The Group acquired 208,455 newly issued common shares of Snow Corporation in exchange for the camera application business. The number of common shares newly issued by Snow Corporation was determined based on the ratio of the fair value of the camera application business transferred as well as the cash and cash equivalent comparing to the enterprise value of Snow Corporation. As a result of this transaction, the Group’s ownership in Snow Corporation increased from 25.0% to 48.6%, followed by an additional capital injection to Snow Corporation by the Company and NAVER in August 2017, resulting in a decrease of the Group’s ownership from 48.6% to 45.0%. The Group continues to account for its ownership in Snow Corporation using the equity method. Also, the ownership of NAVER in Snow Corporation decreased from 75.0% to 55.0% as a result of this transaction. Refer to Note 31 Investments in Associates and Joint Ventures for further details.

The common shares of Snow Corporation received in exchange for the camera application business are measured and recorded at fair value as of the transaction date. The fair value of the common shares were measured based on the fair value of the camera application business which was estimated using the discounted cash flow method. All the variances between the assets and liabilities of the camera application business transferred to Snow Corporation and the consideration of transfer were recognized as gain on transfer as presented below.

(In millions of yen)
Current assets	603
Cash and cash equivalents	581
Other current assets	22
Non-current assets	71
Current liabilities	(133)
Non-current liabilities	(334)

Total	207

Consideration received in exchange for the transfer of camera application business(*1)	10,651

Gain on transfer(*2)	10,444

(*1)	This amount is solely for the newly issued common shares of Snow Corporation. This transaction is considered as a non-cash transaction.
(*2)	This amount is included in “Other operating income” in the Group’s Consolidated Statements of Profit or Loss.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

20.	Supplemental Cash Flow Information (continued)

Material non-cash transactions

(1)	Acquisition of treasury shares by issuance of common shares

In conjunction with the introduction of the Employee Stock Ownership Plan (J-ESOP), which has been resolved at board of director’s’ meeting held at June 26, 2017, the Company has issued 1,007,810 of common shares to Trust & Custody Services Bank, Ltd. (Trust E), and payment process has completed on July 18, 2017. The Company’s share held by the trust is included in “treasury shares” in the Group’s Consolidated Statement of Financial Position.

As a result, the amounts of share capital, share premium, and treasury shares in the fiscal year 2017 were increased by 2,000 million yen, 2,000 million yen and 4,000 million yen, respectively.

(2)	Acquisition of interest in subsidiaries by debt equity swap

On June 19, 2017, the Group provided loan to NextFloor Corporation. (“NextFloor”) for the amount of 1,976 million yen. Subsequently, on July 24, 2017, the all of the loan was converted into common share of NextFloor through the process of acquiring 51.0% interests of NextFloor. Refer to Note 29. Business Combinations for further details.

Movements on liabilities from financing activities

	(In millions of yen)
	Borrowings which are due less than one year	Borrowings which are due after one year	Total
Net liabilities as of January 1, 2017	21,925	—	21,925
Cash flows	(107)	(1)	(108)
Increase due to business combinations	405	91	496
Items such as foreign currency translation adjustments	1	3	4

Net liabilities as of December 31, 2017	22,224	93	22,317

21.	Revenues

Revenues were derived from the rendering of services, the sale of goods and royalties.

Revenues by category for the years ended December 31, 2015, 2016 and 2017 are as follows:

	(In millions of yen)
	2015	2016	2017
Sale of goods	4,250	8,056	10,823
Rendering of services	115,515	131,201	154,356
Royalties	641	1,447	1,968

Total	120,406	140,704	167,147

LINE Corporation

Notes to Consolidated Financial Statements (continued)

22.	Other Income and Expenses

(1)	Other operating income for the years ended December 31, 2015, 2016 and 2017 is as follows:

	(In millions of yen)
	2015	2016	2017
Virtual credits breakage income	347	1,491	815
Gain on divestiture of business and subsidiaries(1)	—	1,731	10,444
Gain on sale of land(2)	—	2,461	—
Others	127	209	752

Total	474	5,892	12,011

(1)	Refer to Note 20 Supplemental Cash Flow Information for further details.
(2)

On June 29, 2016, the Company sold land in Fukuoka prefecture with a carrying amount of 2,584 million yen to Kyushu Railway Company. The sale price was 5,050 million yen and the Group recognized a gain on the sale of 2,461 million yen.

(2)	Other operating expenses for the years ended December 31, 2015, 2016 and 2017 are as follows:

	(In millions of yen)
	2015	2016	2017
Rent	2,302	3,529	6,143
Travel	1,851	1,737	2,259
Supplies	723	1,154	2,378
Taxes and dues	250	801	1,516
Professional fees	2,256	2,030	2,182
Cost of goods	3,209	3,519	4,946
Training	823	1,006	1,344
Others(1)	3,018	4,600	4,635

Total	14,432	18,376	25,403

(1)	The amount consists of office management fees and other miscellaneous expenses.

(3)	Other non-operating income for the years ended December 31, 2015, 2016 and 2017 is as follows:

	(In millions of yen)
	2015	2016	2017
Gain on financial assets at fair value through profit or loss	111	—	1,096
Dividend income	46	4	69
Gain on sale of financial assets	—	—	751
Others	—	5	47

Total	157	9	1,963

LINE Corporation

Notes to Consolidated Financial Statements (continued)

22.	Other Income and Expenses (continued)

(4)	Other non-operating expenses for the years ended December 31, 2015, 2016 and 2017 are as follows:

	(In millions of yen)
	2015	2016	2017
Loss on financial assets at fair value through profit or loss	—	656	118
Loss on impairment of available-for-sale financial assets	1,790	293	1,761
Loss from derivatives	62	60	—
Others	35	53	109

Total	1,887	1,062	1,988

23.	Discontinued Operations

The Group acquired MixRadio on March 16, 2015. Subsequently, the Group made a strategic decision to focus on its core LINE business and portal segment. On February 12, 2016, the board of directors approved the abandonment of the MixRadio segment. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect.

The aggregated results of the discontinued operations for the years ended December 31, 2015, 2016 and 2017 are presented below.

	(In millions of yen)

	2015	2016	2017
Revenues	264	444	—
Other income	—	9	—
Expenses(1)	(11,767)	(3,179)	(19)
Loss before tax from discontinued operations	(11,503)	(2,726)	(19)
Income tax benefits on disposal(2)	3,915	744	6

Loss for the year from discontinued operations (attributable to the shareholders of the Company)	(7,588)	(1,982)	(13)

(1)

In connection with the abandonment of the MixRadio business on March 21, 2016, restructuring expenses related to employee termination benefits of 1,165 million yen and office lease termination fees of 126 million yen have been incurred.

(2)

The income tax benefits for the years ended December 31, 2015, 2016 and 2017 are mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred loss during the periods.

The aggregated cash flow information of the discontinued operations for the years ended December 31, 2015, 2016 and 2017, are presented below.

	(In millions of yen)

	2015	2016	2017
Operating	(6,457)	(4,654)	(136)
Investing	(2,427)	22	—
Financing	—	—	—

Net cash outflow	(8,884)	(4,632)	(136)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

24.	Earnings per Share

The profit or loss for the year and the weighted average number of shares used in the calculation of earnings per share are as follows:

	(In millions of yen, except number of shares)

	2015	2016	2017
Profit for the year attributable to the shareholders of the Company from continuing operations	6	8,745	8,091
Loss for the year attributable to the shareholders of the Company from discontinued operations	(7,588)	(1,982)	(13)

Total (loss)/profit for the year attributable to the shareholders of the Company for basic earnings and diluted earnings per share	(7,582)	6,763	8,078

Weighted average number of total common shares and class A shares	174,992,000	194,083,995	221,405,391
Weighted average number of total treasury shares	—	—	(459,843)
Weighted average number of common and class A shares for basic earnings per share(1)	174,992,000	194,083,995	220,945,548

Effect of dilution:
Stock options	18,805,566	20,790,013	16,559,789
Employee Stock Ownership Plan (J-ESOP)	—	—	47,369
Weighted average number of total common and class A shares adjusted for the effect of dilution(1)	193,797,566	214,874,008	237,552,706

(1)

Through the amendment of its articles of incorporation on June 15, 2015, the Company introduced a dual class structure of common shares and class A shares and converted all outstanding common shares into class A shares; therefore, the weighted average number of shares for the year ended December 31, 2016 includes the average number of common shares and class A shares for the year ended December 31, 2016. Additionally, through an amendment of its article of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of commons shares and class A shares and converted all class A shares into common shares.

In calculating diluted earnings per share, share options outstanding and other potential shares are taken into account where their impact is dilutive.

Potential common shares used in the calculation of diluted earnings per share for the year ended December 31, 2015, included options representing 9,848,000 common shares and 15,836,500 class A shares which were outstanding as of December 31, 2015 as they had a dilutive impact. For the year ended December 31, 2015, diluted loss per share attributable to the shareholder of the Company is lower than basic loss per share attributable to the shareholders of the Company because of the effect of losses from the discontinued operations.

Potential common shares used in the calculation of diluted earnings per share for the year ended December 31, 2016, included options representing 22,911,500 shares which were outstanding as of December 31, 2016 as they had a dilutive impact.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

24.	Earnings per Share (continued)

Potential common shares used in the calculation of diluted earnings per share for the year ended December 31, 2017, included options representing 5,828,302 shares which were outstanding as of December 31, 2017 as their impact was dilutive.

The Company has granted 23,860 of stock options (warrants) to directors and executive officers of the Company and a director of a subsidiary with the grant date of July 18, 2017. Upon exercise of those stock options, common shares of 2,386,000 will be issued.

Moreover, the Company has issued 1,007,810 of new common shares through a third-party allotment in accordance with the introduction of the Employee Stock Ownership Plan (J-ESOP) on July 18, 2017.

25.	Financial Risk Management

The Group has exposure to the following risks from its use of financial instruments:

–	Credit risk

–	Liquidity risk

–	Market risk

This note presents information about the Group’s exposure to each of the above risks, the Group’s objectives, policies and processes for measuring and managing risk, and the Group’s management of capital. Further quantitative disclosures are included throughout the Group’s consolidated financial statements.

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

Credit risk is the risk of financial losses to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations, and arises principally from the Group’s receivables from customers and investments.

(a)	Maximum amounts of possible financial loss to the Group due to credit risk as of December 31, 2016 and 2017 are as follows:

	(In millions of yen)

	December 31, 2016	December 31, 2017
	Book value	Book value
Demand deposits(1)	134,690	123,593
Time deposits(1)	10,764	12,002
Loan receivables(3)	2	206
Guarantee deposits(1)(2)	3,447	726
Trade and other receivables(3)(4)	28,167	42,892
Japanese government bonds(1)(2)	280	280
Corporate bonds and other debt instruments(1)	7,643	8,835
Office security deposits(1)(5)	6,028	5,904

Total	191,021	194,438

(1)	None of these assets were past due or impaired at the end of the respective reporting period.
(2)	Refer to Note 15 Financial Assets and Financial Liabilities for details of the financial instruments being deposited under the Japanese Payment Services Act.
(3)

For receivables, the Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Group regularly performs credit assessments on customers and counterparties considering their financial position and historical data in order to manage the credit risk. The Group establishes an allowance for impairment that represents its estimate of incurred losses in respect of loan receivables, trade and other receivables. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical experience for similar assets.

(4)

The Group identifies concentrations of credit risk when a limited number of the Group’s counterparties that have similar characteristics or business activities, and thus are affected similarly by changes in economic or other conditions, account for a large portion of the entire trade and other receivables. The Group had significant concentrations of credit risk with two payment processing service providers, representing 38.5% and 30.5% of trade and other receivables as of December 31, 2016 and 2017, respectively.

(5)	The amount mainly consists of the office security deposits paid for the Group’s office lease agreements.

(b)	Impaired or past-due financial assets

In case of impairment of financial assets, the Group does not directly write off such assets by reducing the carrying amount, but instead records an allowance for doubtful accounts. However, in the event that there is no realistic prospect of future recovery, financial assets are directly written off.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(2)	Credit Risk (continued)

(b)	Impaired or past-due financial assets (continued)

Below is the movement in the allowance for doubtful accounts attributable to trade and other receivables, and other financial assets current:

(In millions of yen)

Allowance for doubtful accounts
Balance at January 1, 2016	430
Provision for the year	663
Reversal	(9)
Utilized	(9)
Translation	2

Balance at December 31, 2016	1,077

Provision for the year	83
Reversal	(515)
Utilized	(204)
Acquisition of subsidiary	44
Translation	7

Balance at December 31, 2017	492

Refer to Note 7 Trade and Other Receivables for more details on non-current trade and other receivables that were tested for impairment on an individual basis.

(3)	Liquidity Risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s approach to managing liquidity is to ensure, as much as possible, that it will always have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group monitors its cash flow through long-term and short-term management strategies and ensures it has sufficient cash on hand to meet expected operational expenses.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(3)	Liquidity Risk (continued)

(a)	Financial liabilities

The book values of financial liabilities based on the remaining maturities as of December 31, 2016 and 2017 are as follows. The amounts below include estimated interest from financial liabilities scheduled to be paid.

	(In millions of yen)

	December 31, 2016
	Book value	Contractual cash outflows	Less than one year	One to five years	After five years
Trade and other payables	21,532	21,532	21,532	—	—
Short-term borrowings(1)	21,925	21,937	21,937	—	—
Deposits received	2,572	2,572	2,572	—	—

Total	46,029	46,041	46,041	—	—

	(In millions of yen)

	December 31, 2017
	Book value	Contractual cash outflows	Less than one year	One to five years	After five years
Trade and other payables	28,810	28,810	28,810	—	—
Short-term borrowings(1)	22,224	22,341	22,341	—	—
Deposits received	5,730	5,730	5,730	—	—
Office security deposits received under sublease agreement	23	23	—	23	—
Put option liabilities	486	486	—	486	—

Total	57,273	57,390	56,881	509	—

(1)	The Group had lines of credit with four banks for the years ended December 31, 2016 and 2017. The lines of credit available and the lines of credit used are as follows:

	(In millions of yen)

	December 31, 2016	December 31, 2017
Lines of credit available	24,380	22,712
Lines of credit used	21,667	22,000

Remaining lines of credit available	2,713	712

(b)	Financial assets

Private equity investments

As a limited partner of the private equity investment funds, the Group may be required at any time to contribute to the partnership its pro rata share of the aggregate amount to be contributed by all limited partners for such portfolio investment, up to the amount of its unfunded capital commitment (17 million U.S. dollars, equivalent of 1,956 million yen, as of December 31, 2016 and 810 million yen, 26 million U.S. dollars, equivalent of 2,942 million yen, and 45 million Taiwan dollars, equivalent of 170 million yen, as of December 31, 2017) as of the day of the capital contribution call.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(4)	Market Risk

Market risk is the risk that changes in market prices which will affect the future cash flow or the value of the Group’s holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(a)	Exchange rate risk

The Group has exposure to currency risk on sales and purchase transactions denominated in currencies other than the functional currencies. The main currencies used for transactions of the Group are the Japanese yen (“JPY”), the Korean won (“KRW”), the euro (“EUR”), the U.S. dollar (“USD”), and the Thai baht (“THB”).

The book values of major monetary assets and liabilities denominated in currencies other than the functional currency as of December 31, 2016 and 2017 are as follows:

				(In millions)

	December 31, 2016
	Currency	Amount	Exchange rate	Yen equivalent
Monetary assets:
Cash and cash equivalents	KRW	37,595	0.10	3,626
	USD	32	116.56	3,775
	EUR	6	122.26	750
Trade receivables	KRW	2,310	0.10	223
	USD	6	116.56	725
	THB	395	3.24	1,282
Time deposits	KRW	5,100	0.10	492
	USD	2	116.56	257
Office security deposits	KRW	5,623	0.10	542
Available-for-sale financial assets	USD	9	116.56	1,059

				(In millions)

	December 31, 2017
	Currency	Amount	Exchange rate	Yen equivalent
Monetary assets:
Cash and cash equivalents	KRW	7,312	0.11	770
	USD	101	112.88	11,364
	EUR	2	134.78	213
	JPY	258	1.00	258
Trade receivables	USD	12	112.88	1,336
	THB	188	3.45	649
Other receivables	USD	5	112.88	611
Time deposits	KRW	6,100	0.11	643
	USD	10	112.88	1,131
Office security deposits	KRW	5,655	0.11	596
Available-for-sale financial assets	USD	35	112.88	3,949

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(4)	Market Risk (continued)

(a)	Exchange rate risk (continued)

				(In millions)
	December 31, 2016
	Currency	Amount	Exchange rate	Yen equivalent
Monetary liabilities:
Trade and other payables	KRW	(7,669)	0.10	(740)
	USD	(5)	116.56	(612)
	EUR	(2)	122.26	(211)

				(In millions)
	December 31, 2017
	Currency	Amount	Exchange rate	Yen equivalent
Monetary liabilities:
Trade and other payables	KRW	(20,456)	0.11	(2,155)
	USD	(10)	112.88	(1,166)
	THB	(97)	3.45	(334)
Put option liabilities	KRW	(2,114)	0.11	(223)

The effects on profit or loss before tax from continuing operations and shareholders’ equity as a result of exchange rate fluctuations as of December 31, 2016 and 2017, are as follows:

			(In millions of yen)

	December 31, 2016
	Shareholder’s equity		Profit or (loss) before tax
Currency	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
EUR	20	(19)	27	(26)
KRW	157	(150)	207	(197)
USD	195	(186)	260	(248)
THB	47	(45)	64	(61)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(4)	Market Risk (continued)

(a)	Exchange rate risk (continued)

			(In millions of yen)

	December 31, 2017
	Shareholders’ equity		Profit or (loss) before tax
Currency	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
EUR	11	(10)	8	(8)
KRW	(18)	18	(13)	12
USD	861	(820)	603	(574)
THB	16	(15)	11	(10)
JPY	13	(12)	10	(10)

The tables above demonstrate the sensitivity to a change in EUR, KRW, USD, THB and JPY assuming all other variables are constant.

(b)	Interest rate risk

Interest bearing financial assets and liabilities as of December 31, 2016 and 2017 are as follows:

			(In millions of yen)

	December 31, 2016		December 31, 2017
	Fixed rate	Variable rate	Fixed rate	Variable rate
Financial assets
Japanese government bonds	280	—	280	—
Time deposits	10,764	—	12,002	—
Loan receivables	2	—	116	—
Corporate bonds and other debt instruments	4,632	3,012	8,835	—

Total financial assets	15,678	3,012	21,233	—

Financial liabilities
Short-term borrowings	258	21,667	43	22,042
Total financial liabilities	258	21,667	43	22,042

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(4)	Market Risk (continued)

(b)	Interest rate risk (continued)

The Group has exposure to interest rate risk as it possesses financial assets and liabilities bearing variable interest rates. The analysis below was performed using balances of the financial liabilities with variable interest rates outstanding as of December 31, 2016 and 2017, assuming such liabilities were outstanding for the full fiscal year immediately before the respective dates, while holding all other variables constant. Potential effects on shareholders’ equity and profit or loss for one year from the reporting date as a result of a change in the interest rate are as follows.

				(In millions of yen)

	December 31, 2016
	Shareholder’s equity		Profit or (loss) before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
Interest expenses	(74)	11	(108)	16

				(In millions of yen)

	December 31, 2017
	Shareholders’ equity		Profit or (loss) before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
Interest expenses	(75)	13	(110)	19

(5)	Capital management

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

		(In millions of yen)

	December 31, 2016	December 31, 2017
Short-term borrowings	21,925	22,224
Total	21,925	22,224

Total shareholders’ equity	161,023	189,977

The Group is not subject to any externally imposed capital requirements.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements

(1)	Fair value hierarchy

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

–

Level 3 inputs are derived from valuation techniques in which one or more significant inputs or value drivers are unobservable, which reflect the reporting entity’s own assumptions that market participants would use in establishing a price.

Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of the reporting period.

(2)	Fair value measurements by fair value hierarchy

Assets and liabilities measured at fair value on a recurring basis in the Consolidated Statements of Financial Position as of December 31, 2016 and 2017 are as follows:

	(In millions of yen)

December 31, 2016	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right and redemption right of preferred stock	—	—	325	325
Available-for-sale financial assets
Listed equity investments	2,346	—	—	2,346
Private equity and other financial instruments	—	—	12,795	12,795

Total	2,346	—	13,120	15,466

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)

(2)	Fair value measurements by fair value hierarchy (continued)

	(In millions of yen)

December 31, 2017	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right and redemption right of preferred stock	—	—	1,862	1,862
Available-for-sale financial assets
Listed equity investments	1,574	—	—	1,574
Private equity and other financial instruments	—	—	13,820	13,820

Total	1,574	—	15,682	17,256

Financial liability at fair value through profit or loss
Put option liabilities	—	—	486	486

Total	—	—	486	486

Assets and liabilities not measured at fair values in the Consolidated Statements of Financial Position, but for which fair values are disclosed as of December 31, 2016 and 2017 are as follows:

	(In millions of yen)

December 31, 2016	Level 1	Level 2	Level 3	Total
Held-to-maturity investments
Japanese government bonds	—	294	—	294
Loans and receivables
Time deposits	—	10,000	—	10,000
Corporate bonds and other debt instruments	—	2,632	—	2,632
Office security deposits	—	4,739	—	4,739

Total	—	17,665	—	17,665

	(In millions of yen)

December 31, 2017	Level 1	Level 2	Level 3	Total
Held-to-maturity investments
Japanese government bonds	—	291	—	291
Loans and receivables
Corporate bonds and other debt instruments	—	8,036	—	8,036
Office security deposits	—	5,546	—	5,546

Total	—	13,873	—	13,873

Financial liability measured at amortized cost
Office securities deposits received under sublease agreement	—	23	—	23

Total	—	23	—	23

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)

(2)	Fair value measurements by fair value hierarchy (continued)

There have been no transfers among Level 1, Level 2 and Level 3 during the years ended December 31, 2016 and 2017, except for the transfer from Level 1 to Level 3 as described in (3) below.

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

	(In millions of yen)
	2016		2017
	Private equity and other financial instruments	Conversion right and redemption right of preferred stock	Private equity and other financial instruments	Conversion right and redemption right of preferred stock	Put option liabilities
Fair value at the beginning of the year	13,648	871	12,795	325	—
Total (loss)/gain for the year:
Included in profit or loss(1)	(29)	(656)	(1,535)	1,062	(7)
Included in other comprehensive income(2)	(2,140)	—	(2,456)	—	—

Comprehensive (loss)/income	(2,169)	(656)	(3,991)	1,062	(7)
Purchases	2,054	197	4,949	363	457
Sales and settlements	—	—	(1,619)	—	—
Return of capital	(8)	—	(121)	—	—
Increase due to business combination	—	—	610	—	33
Transfers in(3)	—	—	326	—	—
Effect of exchange rate changes	(730)	(87)	871	112	3

Fair value at the end of the year	12,795	325	13,820	1,862	486

(1)	This amount is included in “Other non-operating income” or “Other non-operating expenses” in the Group’s Consolidated Statements of Profit or Loss.
(2)	This amount is included in “Net changes in fair value” of available-for-sale financial assets in the Group’s Consolidated Statements of Comprehensive Income.
(3)

During the year ended December 31, 2017, the issuing company of the equity was delisted from a stock exchange in the U.S. subsequent to our purchase of its equity securities. Accordingly, such equity investment was transferred from Level 1 to Level 3.

(4)	Valuation techniques and inputs

Assets and liabilities measured at fair value on a recurring basis in the Group’s Consolidated Statements of Financial Position

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)

(4)	Valuation techniques and inputs (continued)

Conversion right and redemption right of preferred stock

The conversion right and redemption right of preferred stock are embedded derivatives. Such conversion right and redemption right are bifurcated from the underlying preferred stock and measured at fair value using mainly a binomial option pricing model. Below is the quantitative information regarding the valuation technique and significant unobservable inputs used in measuring the fair value of certain conversion right and redemption right of preferred stock:

Valuation technique	Significant unobservable input	2016	2017
Binomial option pricing model	Comparable listed companies’ average historical volatility	13.6%-39.6%	46.0%-49.2%
	Discount rate	1.6%	2.5%

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the conversion right and redemption right of preferred stock, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the conversion right and redemption right of preferred stock.

Put option liabilities

The put option liabilities are options written on shares of subsidiaries, associates, and investments. Such put option liabilities are measured at fair value using mainly option pricing model or the Monte Carlo simulation. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain put option liabilities:

Valuation technique	Significant unobservable input	2016	2017
Option pricing model	Comparable listed companies’ average historical volatility	—	45.0%
	Discount rate	—	4.3%
Monte Carlo simulation	Comparable listed companies’ average historical volatility	—	41.4%-49.2%
	Discount rate	—	2.5%

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the put option liabilities, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the put option liabilities.

Private equity and other financial instruments

Available-for-sale financial assets categorized within Level 3 mainly consist of unlisted equity securities and private equity investment funds. Private equity investment funds were measured at fair value based on net asset value as of December 31, 2016 and 2017.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)

(4)	Valuation techniques and inputs (continued)

Private equity and other financial instruments (continued)

Unlisted equity securities are measured at fair value either based on the most recent transactions, the market approach and option pricing model, or the discount cash flow model. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities:

Valuation technique	Significant unobservable input	2016	2017
Market approach—market comparable companies	EBITDA multiple	10.4	11.6-12.8
	EBIT multiple	—	11.4-19.3
	Revenue multiple	1.7-3.6	1.4-6.2
	Liquidity discount	30%	30%
Option pricing model	Comparable listed companies’ average historical volatility	39.6%-78.9%	49.7%-76.2%
	Discount rate	(0.1%)-1.6%	(0.1%)-2.6%
Discount cash flow model	Discount rate	16.8%	12.8%-13.0%
	Growth rate	—	1.0%-2.0%

A significant increase (decrease) in the EBITDA, EBIT, revenue multiple and growth rate would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount, comparable listed companies’ average historical volatility, discount rate, weighted average cost of capital and risk premium would result in a lower (higher) fair value of the unlisted equity securities.

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments

The Group has stock option incentive plans for directors and employees.

(1)	Stock Option Plan

For the stock options granted during the years ended December 31, 2012, 2013, 2014, and 2015, each stock option represents the right to purchase 500 common shares at a fixed price for a defined period of time. The exercise price of stock options, which were granted during the years ended December 31, 2012 and 2013 was 344 yen, whereas that of those options, which were granted during the years ended December 31, 2014 and 2015 was 1,320 yen.

In the year ended December 31, 2017, the Company has granted 23,860 of stock options equivalent to 2,386,000 of common shares with the exercise price of 4,206 yen.

The fair value of stock options is determined using the Black-Scholes model, a commonly accepted stock option pricing method.

Stock options granted during the years ended December 31, 2012, 2013, 2014 and 2015 vest after two years from the grant date and are exercisable for a period of eight years from the vesting date. Stock options granted during the year ended December 31, 2017 vest 25% of stock options per year over a period of four years from the grant date and are exercisable from the vesting date until July 18, 2027.

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

There were no cancellations or modifications to the awards in 2015, 2016 or 2017.

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(1)	Stock Option Plan (continued)

i.	Movements during the years ended December 31, 2015, 2016 and 2017

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, outstanding stock options on a per-common-share basis during the year:

	2015
	Common Stock Options		Class A Stock Options
	Number (shares)	WAEP (yen per share)	Number (shares)	WAEP (yen per share)
Outstanding at January 1	20,217,500	481	—	—
Granted during the period	5,773,500	1,320	—	—
Forfeited during the period	(306,500)	1,178	—	—
Exercised during the period	—	—	—	—
Expired during the period	—	—	—	—
Conversion of Common Stock Options to Class A Stock Options	(15,836,500)	558	15,836,500	558

Outstanding at December 31	9,848,000	827	15,836,500	558

Exercisable at December 31	4,970,500	344	12,362,000	344

	2016
	Common Stock Options		Class A Stock Options
	Number (shares)	WAEP (yen per share)	Number (shares)	WAEP (yen per share)
Outstanding at January 1	9,848,000	827	15,836,500	558
Granted during the period	—	—	—	—
Forfeited during the period	(239,500)	1,137	—	—
Exercised during the period(1)	(2,533,500)	691	—	—
Expired during the period	—	—	—	—
Conversion of Class A Stock Options to Common Stock Options	15,836,500	558	(15,836,500)	558

Outstanding at December 31	22,911,500	653	—	—

Exercisable at December 31	17,321,500	438	—	—

	2017
	Common Stock Options		Class A Stock Options
	Number (shares)	WAEP (yen per share)	Number (shares)	WAEP (yen per share)
Outstanding at January 1	22,911,500	653	—	—
Granted during the period	2,386,000	4,206	—	—
Forfeited during the period	(7,000)	1,320	—	—
Exercised during the period(1)	(19,713,500)	583	—	—
Expired during the period	—	—	—	—

Outstanding at December 31	5,577,000	2,421	—	—

Exercisable at December 31	3,191,000	1,086	—	—

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(1)	Stock Option Plan (continued)

(1)	The weighted average share price at the date of exercise of these options during the years ended December 31, 2016 and 2017 were 4,255 yen and 4,580 yen, respectively.

ii.	The exercise price and the number of shares for options outstanding as of December 31, 2015, 2016 and 2017 are as follows:

		Number (Shares)
Grant dates	Exercise price (yen)	December 31, 2015	December 31, 2016	December 31, 2017
December 18, 2012	344	14,000,000	14,000,000	—
December 17, 2013	344	3,322,500	1,654,000	763,500
February 8, 2014	1,320	1,667,000	1,135,000	818,000
August 9, 2014	1,320	697,000	311,000	218,000
November 1, 2014	1,320	323,000	221,500	145,000
February 4, 2015	1,320	5,665,000	5,590,000	1,246,500
July 18, 2017	4,206	—	—	2,386,000

iii.	The weighted average remaining contractual life for the stock options outstanding as of December 31, 2015, 2016 and 2017 was 7.7 years, 6.7 years and 7.8 years respectively.

iv.	The following tables list the inputs to the models used for deriving the fair value of the stock options granted for the years ended December 31, 2015, 2016 and 2017

	Grant dates
	2015	2017
	February 4	July 18
Dividend yield	0.0%	0.0%
Expected volatility	56%	44.9-45.7%
Risk-free interest rate	0.0%	(0.04)-0.00%
Expected life of stock options (years)	6	5.5-7
Exercise price (yen)	1,320	4,206
Fair value per common share at the grant date (yen)	4,225	3,840
Model used	Black-Scholes	Black-Scholes

The fair value of the options granted on February 4, 2015 was 3,219 yen on a per-common-share basis. During the year ended December 31, 2016, no stock options were granted. The fair value of the options granted on July 18, 2017 was 1,545 yen on a per-common-share basis.

The expected volatility was derived from the historical volatility over a period similar to the expected life of the stock options for publicly listed companies that are comparable to the Company and the Group, and such volatility is assumed to be indicative of future trends, which may not necessarily be the actual outcome.

v.	The expenses recognized in connection with share-based payments during the years ended December 31, 2015, 2016 and 2017 are shown in the following table:

	(In millions of yen)

	2015	2016	2017
Total expenses arising from equity-settled share-based payment transactions	11,213	9,519	1,602

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(2)	Equity-settled Employee Stock Ownership Plan (J-ESOP)

The Group has a Group policy, the Regulations on Stock Compensation, which regulates an incentive for the employees in line with the stock price movement and for the purpose of securing excellent human resources and their long-term success.

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 262,069 shares to the employees of the Group on July 18, 2017. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust grants the Company’s shares equivalent to the number of points, which the trust owns, to the employees of the Company and its domestic subsidiary.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020.

i.	Movements during the year ended December 31, 2017

The following table illustrates the movements in outstanding points during the year ended December 31, 2017:

J-ESOP (Equity-settled)
Number (Points(1))
Outstanding at January 1, 2017	—
Granted during the period	262,069
Forfeited during the period	(10,767)
Exercised during the period	—
Expired during the period	—

Outstanding at December 31, 2017	251,302

Exercisable at December 31, 2017	—

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the number of shares equivalent to the points, and the weighted average remaining contractual life as of December 31, 2017 was 1.5 years.

iii.	The fair value of the points issued on July 18, 2017 was the share price of the day the points were granted, 3,840 yen.

iv.	The expenses recognized in connection with share-based payments during the years ended December 31, 2015, 2016 and 2017 are shown in the following table:

	(In millions of yen)
	2015	2016	2017
Total expenses arising from equity-settled share-based payment transactions	—	—	279

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(3)	Cash-settled Employee Stock Ownership Plan (J-ESOP)

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 567,056 shares to the employees of the Group on July 18, 2017. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust sells the shares of the Company which are equivalent to the number of points in the market and distributes the cash obtained from the transaction to the employees.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020.

i.	Movements during the year ended December 31, 2017

The following table illustrates the movements in outstanding points during the year ended December 31, 2017:

J-ESOP (Cash-settled)
Number (Points(1))
Outstanding at January 1, 2017	—
Granted during the period	567,056
Forfeited during the period	(33,554)
Exercised during the period	—
Expired during the period	—

Outstanding at December 31, 2017	533,502

Exercisable at December 31, 2017	—

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the amount of cash equivalent to the points, and the weighted average remaining contractual life as of December 31, 2017 was 1.5 years.

iii.	The fair value of the points granted on July 18, 2017 as of the grant date and December 31, 2017 were 3,840 yen and 4,595 yen respectively.

iv.	The expenses recognized in connection with share-based payments during the years ended December 31, 2015, 2016 and 2017 are shown in the following table:

	(In millions of yen)
	2015	2016	2017
Total expenses arising from cash-settled share-based payment transactions	—	—	805

v.

The Group has recognized nil of liabilities associated with Cash-settled J-ESOP in the Consolidated Statement of Financial Position as of December 31, 2016, and 805 million yen as of December 31, 2017, respectively. The amount of the liabilities were not fixed as of December 31, 2016 and December 31, 2017.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

28.	Related Party Transactions

Note 30 Principal Subsidiaries provides information about the Group’s structure, including details of the subsidiaries and the parent company. The following table provides the total amount of outstanding balances and related party transactions entered into during 2015, 2016 and 2017.

(1)	Significant related party transactions and outstanding balances with related parties during the year ended December 31, 2015 are as follows:

			(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	1,127	160
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	8,139	(942)

(1)

LINE Plus and NAVER entered into an agreement for exchange of services in which LINE Plus provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group generated advertising revenues of 1,127 million yen in connection with the advertising services provided to NAVER for the year ended December 31, 2015.

(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(2)	Significant related party transactions and outstanding balances with related parties during the year ended December 31, 2016 are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	332	67
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	7,458	(902)

(1)

LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group generated advertising revenues of 332 million yen in connection with the advertising services provided to NAVER for the year ended December 31, 2016.

(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

28.	Related Party Transactions (continued)

(3)	Significant related party transactions and outstanding balances with related parties during the year ended December 31, 2017 are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	518	108
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	8,475	(976)
Associate of the Group	Snow Corporation	Transfer of camera application business(4)	10,651	—
Director of the Company	Jungho Shin	Exercise of stock options(5)	6,922	—
Director of the Company	Hae Jin Lee	Exercise of stock options(5)	1,917	—

(1)

LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group generated advertising revenues of 518 million yen in connection with the advertising services provided to NAVER for the year ended December 31, 2017.

(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.
(4)

In May, 2017, LINE Plus Corporation transferred its camera application business to Snow Corporation. In exchange for the transfer of the business, LINE Plus Corporation received 208,455 newly issued common shares of Snow Corporation, and the transaction amount represents the fair value of the newly issued common shares received on the transaction date. Refer to Note 20 Supplemental Cash Flow Information for further details.

(5)

Stock options which had been issued with resolution at the meeting of board of director on December 17, 2012 and January 30, 2015, have been exercised. The transaction amount includes the amount paid in by exercising stock options during the year ended December 31, 2017.

(4)	The total compensation of key management personnel for the years ended December 31, 2015, 2016 and 2017, was as follows:

	(In millions of yen)

	2015	2016	2017
Salaries (including bonuses)	315	459	739
Share-based payments(1)	5,286	5,714	928

Total	5,601	6,173	1,667

(1)	Refer to Note 27 Share-Based Payments for further details.

Key management personnel includes directors and corporate auditors of the Company.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Business Combinations

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

Assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of MixRadio as of the date of acquisition were as follows:

(In millions of yen)

Fair value recognized on acquisition
Assets
Property and equipment	39
Intangible assets
Technology	845
Music rights	543
Trademarks	157
Customer relationships	109
Other intangible assets	4

1,697

Liabilities
Trade and other payables	1,544
Other liabilities	552

2,096

Total identifiable net liabilities at fair value	(399)

Goodwill	2,698

Total consideration	2,299

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Business Combinations (continued)

Acquisition in 2015 (continued)

Acquisition of MixRadio (continued)

The Group paid 2,299 million yen in cash, which was included as part of cash flows from investing activities in the Consolidated Statements of Cash Flows, and assumed certain liabilities in acquiring MixRadio. Goodwill of 2,698 million yen represented the value of expected synergies arising from the acquisition.

As part of the business combination, the Group also acquired an assembled workforce from MixRadio. However, the assembled workforce did not meet the criteria for recognition as an intangible asset under IAS 38. All of the goodwill recognized is expected to be deductible for income tax purposes.

From the date of acquisition, MixRadio has increased loss from discontinued operations, net of tax, of the Group by 7,588 million yen, which includes the impairments discussed in Note 11 (1), (3) Impairment. Because MixRadio was classified as a discontinued operation, revenues and expenses from continuing operations are not impacted. If the combination had taken place on January 1, 2015, the loss for the year would have been 8,827 million yen (unaudited) for the year ended December 31, 2015. Because MixRadio was classified as a discontinued operation, revenues and expenses from continuing operations are not impacted.

Transaction costs of 74 million yen have been expensed and are included in “Other operating expenses” in the Consolidated Statements of Profit or Loss.

Acquisition in 2016

Acquisition of M.T. Burn

On February 29, 2016, the Group acquired 50.5% of the voting shares of M.T. Burn Inc., (“M.T. Burn”), an unlisted company based in Japan, specialized in developing and providing a native mobile advertising platform, “Hike”. M.T. Burn became a consolidated subsidiary. The Group acquired M.T. Burn for the purpose of enhancing the Group’s knowledge and technological capability for advertisement. The final purchase price allocation of M.T. Burn was completed in the second quarter of 2016.

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

Acquisition in 2016 (continued)

Acquisition of M.T. Burn (continued)

Assets acquired and liabilities assumed

The identifiable assets and liabilities of M.T. Burn, which are measured at fair value as of the date of acquisition except for limited exceptions in accordance with IFRS, were as follows:

(In millions of yen)

Fair value recognized on acquisition
Assets
Cash and cash equivalents	87
Trade receivables	83
Customer relationships	401
Software	26
Deferred tax assets	88
Other assets	1

686

Liabilities
Trade and other payables	78
Other financial liabilities, current	50
Other financial liabilities, non-current	210
Deferred tax liabilities	149
Other liabilities	13

500

Total identifiable net assets at fair value	186

Non-controlling interest	(92)
Goodwill	416

Total consideration	510

All consideration was paid in cash. The fair value of the trade receivables was 83 million yen. The gross contractual amounts of the trade receivables were not materially different from the fair value determined as part of the purchase price allocation.

Non-controlling interest in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at the present ownership interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets at the acquisition date.

Goodwill of 416 million yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the LINE business and portal segment. None of the goodwill recognized was expected to be deductible for income tax purposes.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Business Combinations (continued)

Acquisition in 2016 (continued)

Acquisition of M.T. Burn (continued)

From the date of acquisition, M.T. Burn had contributed 252 million yen to revenue and had reduced profit from continuing operations of the Group by 1,305 million yen for the year ended December 31, 2016. If the combination had taken place on January 1, 2016, revenue for the Group would have been 140,841 million yen (unaudited) and profit from continuing operations for the Group would have been 9,076 million yen (unaudited) for the year ended December 31, 2016.

Acquisition related transaction costs of 5 million yen have been expensed and are included in “Other operating expenses” in the Group’s Consolidated Statements of Profit or Loss.

(In millions of yen)

Analysis of cash flows on acquisition:
Total consideration related to the acquisition	(510)
Net cash and cash equivalents acquired at the acquisition date	87

Net cash flows on acquisition (included in cash flows from investing activities)	(423)

Acquisition in 2017

Acquisition of NextFloor Group

On July 24, 2017, the Group acquired 51.0% of the voting shares of NextFloor Corporation. (“NextFloor”), an unlisted company based in Korea, specializing in developing and publishing smartphone games. As a result of the acquisition, the Group obtained control, and NextFloor and its subsidiaries (“NextFloor Group”) became consolidated subsidiaries of the Group. The Group acquired NextFloor for the purpose of acquiring an organizational structure to develop and operate mainly middle core game contents. The valuation of the fair values of the assets acquired and the liabilities assumed was completed in the fourth quarter of 2017 and remained unchanged as compared the preliminary assessment at the time of acquisition.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Business Combinations (continued)

Acquisition in 2017

Acquisition of NextFloor Group (continued)

Assets acquired and liabilities assumed

The identifiable assets and liabilities of NextFloor Group, which are measured at fair value as of the date of acquisition except for limited exceptions in accordance with IFRS, were as follows:

(In millions of yen)

Fair value recognized on acquisition
Assets
Cash and cash equivalents	1,946
Trade receivables	335
Other financial assets, current	307
Other financial assets, non-current	754
Property and equipment	145
Intangible assets
Software	153
Publishing rights	1,640
Other intangible assets	277
Investments in associates	805
Other assets	320

6,682

Liabilities
Trade and other payables	404
Other financial liabilities, current	123
Other financial liabilities, non-current	63
Deferred tax liabilities	391
Other liabilities	264

1,245

Total identifiable net assets at fair value	5,437

Non-controlling interest	(2,664)
Goodwill	3,154

Total consideration	5,927

All consideration was paid in cash except for the loan receivables of 1,976 million yen from NextFloor to the Group, which was converted into the common shares of NextFloor. The fair value of the trade receivables was 335 million yen. The gross contractual amounts of the trade receivables were not materially different from the fair value determined as part of the purchase price allocation.

Non-controlling interest in the acquiree that are present ownership interests and entitle their holders to a proportionate share of the entity’s net assets in the event of liquidation are measured at the present ownership

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Business Combinations (continued)

Acquisition in 2017

Acquisition of NextFloor Group (continued)

interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets at the acquisition date.

Goodwill of 3,154 million yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the LINE business and portal segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

From the date of acquisition, NextFloor Group had contributed 1,058 million yen to the revenue of the Group and had reduced profit from continuing operations of the Group by 947 million yen.

Transaction costs of 18 million yen have been expensed and are included in “Other operating expenses” in the Group’s Condensed Consolidated Statement of Profit or Loss.

(In millions of yen)

Analysis of cash flows on acquisition:
Total consideration related to the acquisition	(5,927)
Debt equity swap	1,976
Net cash and cash equivalents acquired at the acquisition date	1,946

Net cash flows on acquisition (included in cash flows from investing activities)	(2,005)

Acquisition of FIVE Inc.

On December 15, 2017, the Group acquired 100.0% of the voting shares of FIVE Inc. (“FIVE”), an unlisted company based in Japan, and FIVE became a consolidated subsidiary of the Group. FIVE is specialized in developing, selling and operating a video advertising platform for smartphones. The Group acquired FIVE for the purpose of utilizing FIVE’s technological capability and resources for video advertisement and enhancing the Group’s video advertising for LINE services such as “LINE Ads Platform”. The valuation of the fair values of the assets acquired and the liabilities assumed was completed in the forth quarter of 2017.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Business Combinations (continued)

Acquisition in 2017

Acquisition of FIVE Inc. (continued)

Assets acquired and liabilities assumed

The identifiable assets and liabilities of FIVE, which are measured at fair value as of the date of acquisition except for limited exceptions in accordance with IFRS, were as follows:

(In millions of yen)

Fair value recognized on acquisition
Assets
Cash and cash equivalents	231
Trade and other receivables, current	307
Other financial assets, non-current	10
Property and equipment	9
Technology	391
Other assets	7

955

Liabilities
Trade and other payables	288
Other financial liabilities, current	50
Deferred tax liabilities	123
Other liabilities	44

505

Total identifiable net assets at fair value	450

Goodwill	4,996

Total consideration	5,446

All consideration was paid in cash. The fair value of the trade receivables was 306 million yen. The gross contractual amounts of the trade receivables were not materially different from the fair value determined as part of the purchase price allocation.

Goodwill of 4,996 million yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the LINE business and portal segment. None of the goodwill recognized was expected to be deductible for income tax purposes.

From the date of acquisition, FIVE had contributed 68 million yen to the revenue of the Group and had reduced profit from continuing operations of the Group by 4 million yen.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Business Combinations (continued)

Acquisition in 2017

Acquisition of FIVE Inc. (continued)

Transaction costs of 11 million yen have been expensed and are included in “Other operating expenses” in the Group’s Consolidated Statements of Profit or Loss.

(In millions of yen)

Analysis of cash flows on acquisition:
Total consideration related to the acquisition	(5,446)
Net cash and cash equivalents acquired at the acquisition date	231

Net cash flows on acquisition (included in cash flows from investing activities)	(5,215)

If the business combinations of NextFloor Group and FIVE had taken place on January 1, 2017, revenue for the Group would have been 168,915 million yen (unaudited) and the profit from continuing operations for the Group would have been 6,701 million yen (unaudited) for the year ended December 31, 2017.

Other business combinations

There were no other significant business combinations for the year ended December 31, 2017.

30.	Principal Subsidiaries

Information on subsidiaries

The Group has 53 consolidated subsidiaries. The significant subsidiaries of the Group include the following subsidiaries:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2016	December 31, 2017
LINE Business Partners Corporation(1)	Online advertisement	Japan	100.0%	—
LINE Fukuoka Corp.	Management support	Japan	100.0%	100.0%
LINE Pay Corporation	Software Development and mobile payment service	Japan	100.0%	100.0%
LINE Book Distribution Corporation	Mobile Contents	Japan	52.0%	52.0%
LINE Ventures Corporation	Investment	Japan	100.0%	100.0%
LINE GAME Global Gateway, L.P.	Investment	Japan	100.0%	100.0%
LINE Life Global Gateway, L.P.	Investment	Japan	100.0%	100.0%
LINE Mobile Corporation	Mobile virtual network operator	Japan	100.0%	100.0%
M.T. Burn Corporation	Online advertisement	Japan	50.5%	50.5%
Gatebox Inc.(2)	IoT hologram technology development	Japan	—	51.0%

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Principal Subsidiaries (continued)

Information on subsidiaries (continued)

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2016	December 31, 2017
BALIE Corporation(3)	LINE@ distributor	Japan	—	60.0%
STAIRS Corporation(4)	Game Development	Japan	—	100.0%
LINE Friends Japan Corporation(5)	Character goods business	Japan	—	100.0%
LINE TICKET Corporation(6)	Electronic ticket service	Japan	—	51.0%
FIVE Inc.(7)	Game Development	Japan	—	100.0%
LINE PLAY Corporation	Content sales	Korea	100.0%	100.0%
LINE Plus Corporation	Global marketing	Korea	100.0%	100.0%
LINE C&I Corporation	Investment	Korea	100.0%	100.0%
LINE Biz Plus Corporation	Mobile payment service	Korea	100.0%	100.0%
LINE Friends Corporation	Character goods business	Korea	100.0%	100.0%
LINE Games Corporation(8)	Game Development and Publishing	Korea	—	100.0%
NextFloor Corporation.(9)	Game Development and Publishing	Korea	—	51.0%
LINE UP Corporation(10)	Global Marketing	Korea	—	100.0%
LINE Digital Technology (Shanghai) Limited.	Social Media	China	100.0%	100.0%
LINE Friends(Shanghai) Commercial Trade Co., Ltd.(11)	Character goods business	China	—	100.0%
LINE Taiwan Limited	Mobile Service	Taiwan	100.0%	100.0%
Line Biz+ Taiwan Limited	Payment service	Taiwan	100.0%	100.0%
LINE BIZ+ PTE. LTD.	Software Development and mobile payment service	Singapore	100.0%	100.0%
LINE Company (Thailand) Limited(12)	e-commerce	Thailand	50.0%	50.0%
LINE Euro-Americas Corp.	Global marketing	United States of America	100.0%	100.0%
LINE Friends Inc.(13)	Character goods business	United States of America	—	100.0%
MixRadio Limited	Music distribution	United Kingdom of Great Britain and Northern Ireland	100.0%	100.0%
LINE Vietnam Co., Ltd(14)	Online advertisement	Vietnam	95.0%	100.0%
PT. LINE PLUS INDONESIA	Marketing	Indonesia	99.8%	99.9%

(1)	LINE Business Partners Corporation was merged with LINE Pay Corporation in December 2017
(2)	The Company acquired Gatebox Inc. (renamed from vinclu Inc. in July 2017) in April 2017, resulting in the 51.0% ownership.
(3)

LINE Business Partners acquired the shares of BALIE Corporation in July 2017, followed by the merger of LINE Business Partners by LINE Pay Corporation in December 2017. As a result, the Group’s has 60.0% ownership of BALIE Corporation

(4)

LINE Games Corporation acquired the shares of NextFloor Corporation. in July 2017, resulting in the Group’s 51.0% ownership. Additionally, in October, 2017, LINE Games Corporation acquired shares of STAIRS Corporation from NextFloor Corporations., resulting in an increase of the Group’s ownership in STAIRS Corporation from 51.0% to 100.0%.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Principal Subsidiaries (continued)

Information on subsidiaries (continued)

(5)	The Company established LINE Friends Japan Corporation and transferred its LINE Friends store business to LINE Friends Japan Corporation in September 2017.
(6)	The Company established LINE TICKET Corporation with third-parties in September 2017, resulting in the 51.0% ownership of LINE TICKET Corporation by the Company.
(7)	The Company acquired shares of FIVE Inc., resulting in FIVE Inc.to become a wholly owned subsidiary of the Group.
(8)	The Company established LINE Games Corporation in June 2017.
(9)	LINE Games Corporation acquired the shares of NextFloor Corporation. in July 2017, resulting in the Group’s 51.0% ownership.
(10)	LINE Plus Corporation established LINE UP Corporation and transferred its game development business to LINE UP Corporation in November 2017.
(11)	LINE Friends Corporation established LINE Friends (Shanghai) Commercial Trade Co., Ltd. in March 2017.
(12)

The Group’s ownership in LINE Company (Thailand) Limited is 50.0%, but it holds 90.9% of the voting rights. Accordingly, LINE Company (Thailand) Limited is included in the scope of consolidation for the Group’s consolidated financial statements.

(13)	LINE Friends Corporation established LINE Friends America, LLC in February 2017 and renamed it as LINE Friends Inc. in May 2017.
(14)

LINE Plus Corporation acquired additional shares of LINE Vietnam Co., Ltd. in March 2017 from a third party, resulting in an increase of the Group’s ownership in LINE Vietnam Co., Ltd. from 95.0% to 100.0%.

Ultimate parent company of the Group

The next senior and the ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korean Stock Exchange.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Investments in Associates and Joint Ventures

(1)	Details of investments in the Group’s significant associates and joint ventures are as follows:

					(In millions of yen)

			December 31, 2016		December 31, 2017
	Primary business activities	Country of incorporation	Percentage of ownership	Carrying amount	Percentage of ownership	Carrying amount
Associates
LINE Project Production Partnership	Animation production	Japan	50.0%	—	50.0%	—
Collab+LINE LLC	Investment	United States of America	50.0%	133	50.0%	130
Epic Voyage, Inc.	Mobile games	Japan	30.0%	3	30.0%	3
Green Monster, Inc. (1)	Mobile games	Japan	35.0%	—	—	—
LINE MUSIC Corporation	Music distribution	Japan	33.4%	413	33.4%	47
AUBE, Ltd.	Job listing	Japan	49.0%	340	49.0%	334
transcosmos online communications inc. (2)	Customer service	Japan	40.0%	42	37.1%	121
NPLE GAMES Co., Ltd.	Mobile games	Korea	14.8%	69	43.5%	457
Yume no Machi Souzou Iinkai Co., Ltd.	Delivery portal site	Japan	22.0%	3,973	22.0%	3,865
Snow Corporation(3)	Mobile app	Korea	25.0%	4,387	45.0%	12,998
K-Fund I (4)	Investment	France	—	—	25.0%	1,388
Orfeo SoundWorks Corporation(5)	Earphone technology	Korea	—	—	20.7%	154
Oozoo Inc. (6)	Game Development	Korea	—	—	44.5%	247
Nano Interactive Inc. (7)	Game Development	Korea	—	—	35.5%	54
Motif Co.,Ltd. (8)	Game Development	Korea	—	—	41.5%	207
Skeinglobe Corporation(9)	Game Development	Korea	—	—	28.7%	108
Joint ventures
Lantu Games Limited	Mobile games	Hong Kong (China)	50.0%	1,025	50.0%	394
RABBIT-LINE PAY COMPANY LIMITED	Payment service	Thailand	50.0%	2,327	50.0%	2,121
Drama & Company(10)	Software Development	Korea	—	—	37.2%	2,216

(1)	In September 2017, the Company disposed all of the shares of Green Monster, Inc., as Green Monster Inc. was liquidated.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Investments in Associates and Joint Ventures (continued)

(1)	Details of investments in the Group’s significant associates and joint ventures are as follows (continued):

(2)	In October 2017, the Company’s ownership in transcosmos online communications inc., decreased from 40.0% to 37.1% as a result of the issuance of new shares by transcosmos online communications inc.
(3)

In May 2017, the Group transferred its camera application business, which was a part of LINE Plus Corporation, to Snow Corporation. In exchange for this transfer, Snow Corporation newly issued common stocks for LINE Plus Corporation and the Group has acquired common shares of Snow Corporation. As a result, the share of the Group increased from 25.0% to 48.6%. In August 2017, the Company and NAVER injected capital to Snow Corporation 984 million yen and 3,938 million yen, respectively. As a result, the share of the Group decreased from 48.6% to 45.0%. Refer to Note 20 Supplemental Cash Flow Information for further details.

(4)

In January 2017, LINE Plus Corporation and NAVER established K-Fund I, which invests in start-up companies in technology and digital sectors in Europe. The Group’s and NAVER’s interests in this associate were 49.9% and 50.0%, respectively, at the time of the establishment. In December 2017, as a result of change in K-Fund I’s total fund size, the Group’s ownership in K-Fund I decreased from 49.9% to 25.0%. As the Group has significant influence over K-Fund I, the Group accounts for its ownership in K-Fund I using the equity method.

(5)

In June 2017, LINE Friends Corporation acquired a 20.7% interest in Orfeo SoundWorks Corporation (“Orfeo SoundWorks”) to develop and sell products with Orfeo SoundWorks’s technology such as earphones and headsets. As the Group has significant influence over Orfeo SoundWorks, the Group accounts for its ownership in Orfeo SoundWorks using the equity method.

(6)

In July 2017, LINE Games Corporation acquired NextFloor Corporation., and NextFloor Corporation owns a 44.5% interest in Oozoo Inc., a game developing company. As the Group has significant influence over Oozoo Inc., the Group accounts for its ownership in Oozoo Inc. using the equity method.

(7)

In July 2017, LINE Games Corporation acquired NextFloor Corporation., and NextFloor Corporation owns 35.5% interest in Nano Interactive Inc., a game developing company. As the Group has significant influence over Nano Interactive Inc., the Group accounts for its ownership in Nano Interactive Inc. using the equity method.

(8)

In November 2017, LINE Games Corporation acquired a 41.5% interest in Motif Co., Ltd., which provides game planning and development services. As the Group has significant influence over Motif Co., Ltd., the Group accounts for its ownership in Motif Co., Ltd. using the equity method.

(9)

In December 2017, LINE Games Corporation acquired a 28.7% interest in Skeinglobe Corporation, which provides a mobile game planning and development service. As the Group has significant influence over Skeinglobe Corporation, the Group accounts for its ownership in Skeinglobe Corporation using the equity method.

(10)

In November 2017, LINE Plus Corporation acquired a 37.2% interest in Drama & Company, which provides software planning and development services such as a business card management service, ”REMEMBER”. As the Group has significant influence over Drama & Company was accounted for as a joint venture under the equity method as the Group has joint control of the entity under the shareholders agreement.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Investments in Associates and Joint Ventures (continued)

(2)	Financial information on the Group’s investment in the associates is summarized as follows:

	(In millions of yen)
	Snow Corporation
	December 31, 2016	December 31, 2017
Current assets	4,365	2,469
Non-current assets	1,493	17,213
Current liabilities	506	1,180
Non-current liabilities	641	2,678
Equity	4,711	15,824
Proportion of the Group’s ownership	25.0%	45.0%

Group’s share of equity	1,178	7,121

Goodwill and other adjustments	3,209	5,877

Carrying amount of the interests	4,387	12,998

	Snow Corporation
	2015	2016	2017
Revenue	—	—	271
Loss for the year from continuing operations	—	(952)	(10,348)
Other comprehensive income for the year, net of tax	—	—	131
Total comprehensive loss for the year, net of tax	—	(952)	(10,217)

Group’s share of loss for the year	—	(238)	(4,531)

(3)	The aggregate amount of individually immaterial associates accounted for by the equity-method accounted investee is summarized as follows:

	(In millions of yen)
	December 31, 2016	December 31, 2017
Current assets	6,273	10,699
Non-current assets	6,875	7, 762
Current liabilities	3,131	4,025
Non-current liabilities	2,074	1,683
Equity	7,943	12,753

Group’s share of equity	2,127	3,368

Unrecognized loss(1)	116	—
Goodwill	2,730	3,747

Carrying amount of the interests	4,973	7,115

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Investments in Associates and Joint Ventures (continued)

(3)	The aggregate amount of individually immaterial associates accounted for by the equity-method accounted investee is summarized as follows (continued):

	2015	2016	2017
Revenue	1,108	6,322	12,657
Loss for the year from continuing operations	(242)	(1,642)	(3,050)
Other comprehensive income for the year, net of tax	31	2	84

Total comprehensive loss for the year, net of tax	(211)	(1,640)	(2,966)
Unrecognized loss(1)	—	116	—

Group’s share of loss for the year	(78)	(386)	(831)

(1)	Since the Company’s share of losses in one of these individually immaterial associates exceeded the interest in that associate, the Company has discontinued recognizing its share of further losses.

The Group had no contingent liabilities or capital commitments relating to its associates as of December 31, 2016 and 2017. The Group had outstanding payment for capital commitments of nil and 5,796 million yen relating to associates above capital commitments as at December 31, 2016 and 2017, respectively.

(4)	The aggregate amount of individually immaterial joint ventures accounted for by the equity-method accounted investee is summarized as follows:

	(In millions of yen)
	December 31, 2016	December 31, 2017
Current assets(1)	4,942	5,237
Non-current assets	29	227
Current liabilities(2)	192	1,342
Non-current liabilities	7	44
Equity	4,772	4,078

Group’s share of equity	2,386	1,795

Goodwill	966	2,936

Carrying amount of the interests	3,352	4,731

	2015	2016	2017
Revenue	—	39	366
Depreciation and amortization	—	(4)	(19)
Interest income	—	25	37
Interest expense	—	—	(17)
Loss for the year from continuing operations	—	(417)	(2,211)
Other comprehensive income for the year, net of tax	—	—	81
Total comprehensive loss for the year, net of tax	—	(417)	(2,130)

Group’s share of loss for the year	—	(209)	(959)

(1)	Including cash and cash equivalents of 2,251 million yen and 1,863 million yen as of December 31, 2016 and 2017, respectively.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Investments in Associates and Joint Ventures (continued)

(4)	The aggregate amount of individually immaterial joint ventures accounted for by the equity-method accounted investee is summarized as follows (continued):

(2)	Including current financial liabilities excluding trade and other payables and provisions of nil as of December 31, 2016 and 2017.

The joint ventures had no contingent liabilities or capital commitments as at December 31, 2016 and 2017, respectively. The Group’s joint ventures cannot distribute its profits without the consent from the venture partners.

32.	Subsequent Events

Deconsolidation of a subsidiary into an associate

Based on the resolution at the meeting of the board of directors on January 31, 2018, the Group entered into an agreement with a third party in regard to the Group’s mobile communication service. Based on this agreement, LINE Mobile Corporation which is a subsidiary of the Company, entered into an agreement to allot its new shares to the third party on March 20, 2018. The procedures of the third-party allotment are expected to be completed on April 2, 2018. Upon completion of the third-party allotment, the Group’s ownership of LINE Mobile Corporation will decrease from 100.0% to 49.0%, resulting in LINE Mobile Corporation to be accounted for as an associate under the equity method.

Establishment of operating segments

Based on the resolution at the meeting of the board of directors on January 31, 2018, the Group determined to establish two operating segments, “Core business segment” and “Strategic business segment”, due to the expansion of its business and to monitor the operating results based on the operating segments. Core business segment mainly includes LINE Stickers, LINE advertising and LINE Games. Strategic business segment mainly includes Fin Tech and AI.