Form 20-F/A
period 2017-12-31
LINE Corp
filed 2018-04-18
CIK 1611820

As filed with the Securities and Exchange Commission on April 18, 2018

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 1)

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

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2017 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on March 30, 2018. The purpose of this Form 20-F/A is to amend (1) the tabular information and related share number presented under “Item 6.E. Directors, Senior Management and Employees — Share Ownership — Common Stock” and (2) the text of Section 302 certifications attached as Exhibit 12.1 and Exhibit 12.2 to the Annual Report.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

Item 6.	Directors, Senior Management and Employees

Item 6.E.	Share Ownership

Common Stock

As of December 31, 2017, none of the shares of our common stock entitles the holder to any preferential voting rights. The persons who are currently our directors, corporate auditors and executive officers held, as a group, 10,830,296 common shares as of December 31, 2017, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by our directors, corporate auditors and executive officers.

Name	Number of Common Shares
Jungho Shin	6,218,600
Hae Jin Lee	4,594,000
Takeshi Idezawa	10,000
Jun Masuda	5,000
Koji Kotaka	2,500
Tadashi Kunihiro	131
Rehito Hatoyama	65

Total	10,830,296

Item 19.	Exhibits

12.1	—	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	—	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINE Corporation
(Registrant)

/s/ In Joon Hwang
Name: In Joon Hwang
Title: Chief Financial Officer

Date: April 18, 2018

4