Form 20-F
period 2018-12-31
LINE Corp
filed 2019-03-29
CIK 1611820

As filed with the Securities and Exchange Commission on March 29, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

None

As of December 31, 2018, there were 240,524,642 shares of common stock outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.     Yes   ☒    No   ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes   ☐    No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes   ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes   ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

You are urged to read the sections “Item 3.D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of this annual report for a more complete discussion of the factors that could affect our performance and the industry in which we operate.

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

The consolidated statement of financial position data as of December 31, 2017 and 2018 and the consolidated statement of profit or loss data for the years ended December 31, 2016, 2017 and 2018 have been derived from our audited consolidated financial statements and related notes included in this annual report. The consolidated statement of financial position data as of December 31, 2014, 2015 and 2016 and the consolidated statement of profit or loss data for the years ended December 31, 2014 and 2015 have been derived from our consolidated financial statements and related notes not included in this annual report. These consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

The information set forth below is not necessarily indicative of the results of future operations.

Consolidated Statement of Profit or Loss Data

	For the year ended December 31,
	2014	2015	2016	2017	2018
	(in millions of yen, except share and per share data)
Revenues and other operating income:
Revenues(1)	¥86,366	¥120,406	¥140,704	¥167,147	¥207,182
Other operating income	296	474	5,892	12,011	28,099

Total revenues and other operating income	86,662	120,880	146,596	179,158	235,281

Operating expenses:
Payment processing and licensing expenses	(20,598)	(28,742)	(29,781)	(29,589)	(30,823)
Sales commission expenses(2)	(179)	(288)	(615)	(899)	(15,960)
Employee compensation expenses	(18,289)	(35,572)	(39,445)	(42,469)	(57,493)
Marketing expenses	(18,069)	(16,596)	(11,833)	(15,477)	(20,311)
Infrastructure and communication expenses	(4,492)	(7,712)	(7,770)	(9,087)	(10,483)
Outsourcing and other service expenses(2)	(7,695)	(11,846)	(13,779)	(24,007)	(31,825)
Depreciation and amortization expenses	(2,370)	(3,733)	(5,100)	(7,149)	(11,135)
Other operating expenses	(8,555)	(14,432)	(18,376)	(25,403)	(41,141)

Total operating expenses	(80,247)	(118,920)	(126,699)	(154,080)	(219,171)

Profit from operating activities	6,415	1,960	19,897	25,078	16,110
Finance income	86	71	87	257	413
Finance costs	(137)	(106)	(65)	(26)	(519)
Share of loss of associates and joint ventures	(167)	(205)	(833)	(6,321)	(11,148)
Gain (loss) on foreign currency transactions, net	66	(520)	(43)	(818)	(902)
Other non-operating income	—	157	9	1,963	869
Other non-operating expenses	—	(1,887)	(1,062)	(1,988)	(1,469)

Profit (loss) before tax from continuing operations	6,263	(530)	17,990	18,145	3,354
Income tax benefits (expenses)	(7,151)	146	(8,904)	(9,922)	(9,522)

Profit (loss) for the period from continuing operations	(888)	(384)	9,086	8,223	(6,168)
Profit (loss) from discontinued operations, net of tax	2,892	(7,588)	(1,982)	(13)	376

Profit (loss) for the period	2,004	(7,972)	7,104	8,210	(5,792)

Attributable to:
The shareholders of the Company	4,207	(7,582)	6,763	8,078	(3,718)
Non-controlling interests	(2,203)	(390)	341	132	(2,074)

	For the year ended December 31,
	2014	2015	2016	2017	2018
	(in millions of yen, except share and per share data)
Earnings per share:
Basic profit (loss) for the period attributable to the shareholders of the Company	¥24.05	¥(43.33)	¥34.84	¥36.56	¥(15.62)
Diluted profit (loss) for the period attributable to the shareholders of the Company	22.14	(39.12)	31.48	34.01	(15.62)
Earnings per share from continuing operations
Basic profit (loss) from continuing operations attributable to the shareholders of the Company	7.52	0.04	45.05	36.62	(17.20)
Diluted profit (loss) from continuing operations attributable to the shareholders of the Company	6.92	0.03	40.70	34.06	(17.20)
Earnings per share from discontinued operations
Basic profit from discontinued operations attributable to the shareholders of the Company	16.53	(43.37)	(10.21)	(0.06)	1.58
Diluted profit from discontinued operations attributable to the shareholders of the Company	15.22	(39.15)	(9.22)	(0.05)	1.58

Basic weighted average shares outstanding	174,992,000	174,992,000	194,083,995	220,945,548	238,074,806

Diluted weighted average shares outstanding	190,024,846	193,797,566	214,874,008	237,552,706	238,074,806

(1)

For a discussion of the impact of our adoption of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) on revenue recognition, see “Item 5.B. Liquidity and Capital Resources — Critical Accounting Judgments, Estimates and Assumptions — Revenue Recognition” and Note 3(30) of the notes to our annual consolidated financial statements.

(2)

Due to our adoption of IFRS 15 starting on January 1, 2018, “sales commission expenses,” which were part of “authentication and other service expenses” prior to January 1, 2018, are now presented separately as a new line item, with the remainder of “authentication and other service expenses” re-categorized as “outsourcing and other service expenses,” starting with the year ended December 31, 2018. Such change has been applied to the figures for prior years. For more information on the impact of our adoption of IFRS 15, see “Item 5.A. Operating Results — Recently Adopted Accounting Standards — The Impact of IFRS 15” and Note 3(30) of the notes to our annual consolidated financial statements.

Consolidated Statement of Financial Position Data

	As of December 31,
	2014		2015		2016	2017	2018
	(in millions of yen)
Cash and cash equivalents	¥20,254		¥33,652		¥134,698	¥123,606	¥256,978
Trade and other receivables	24,223		27,248		28,167	42,892	37,644
Property and equipment	9,656		10,501		9,029	15,125	24,726
Total assets	85,664		122,159		256,089	303,439	486,587
Corporate bonds	1,005	(1)	510	(1)	—	—	142,132	(2)
Total liabilities	73,153		104,626		95,066	113,462	278,073
Share capital	12,596		12,596		77,856	92,369	96,064
Total shareholder’s equity	12,511		17,533		161,023	189,977	208,514
Equity attributable to the shareholders of the Company	12,496		17,743		160,834	185,075	198,916
Equity attributable to non-controlling interests	15		(210)		189	4,902	9,598

(1)

Consists of the outstanding amounts of the unsecured corporate bonds we issued in August 2013 with an aggregate principal amount of ¥1,500 million, all of which were repaid during the year ended December 31, 2016.

(2)

Consists of the outstanding amount of the Convertible Bonds (as defined below) we issued in September 2018. For further details, see “Item 5.B. Liquidity and Capital Resources — Liquidity and Capital Resources — Cash Flows — Net Cash Provided by Financing Activities” and Note 15 of the notes to our annual consolidated financial statements.

Item 3.B.	Capitalization and Indebtedness

Not applicable

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable

Item 3.D.	Risk Factors

If we fail to retain existing users or add new users, or if our users decrease their level of engagement with LINE, our revenue, financial results and business may be significantly harmed.

The size of our user base and our users’ level of engagement are critical to our success, and our financial performance has been and will continue to be significantly determined by our success in adding, retaining and engaging active users. From our inception, we experienced our largest user growth in Japan, Thailand, Taiwan and Indonesia. For example, our aggregate MAUs in Japan, Thailand and Taiwan were 127 million in December 2016, 135 million in December 2017 and 144 million in December 2018. Despite such growth, the growth rate of our users in such markets has declined over time as we achieved higher penetration rates in those markets. In Indonesia, we have experienced a decrease in the number of our MAUs starting in the second quarter of 2017 primarily due to intensified competition in that market, and our MAUs in Indonesia were 40 million in December 2016, 32 million in December 2017 and 20 million in December 2018. In part due to refocusing of our marketing efforts on these key countries in line with our increased emphasis on monetization in markets where we have achieved leading market positions, we have experienced a significant decrease not only in total MAUs but also in the level of user engagement outside of the four countries, and there may be further decreases in the future.

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

Our ability to monetize our user base and user engagement is critical to our business and financial performance. We plan to continue to invest in product development and explore additional monetization opportunities, including those related to fintech, artificial intelligence (“AI”) and blockchain, in our largest markets such as Japan, Taiwan, Thailand and Indonesia and in other markets, but there is no guarantee that these efforts will be successful. For example, we are currently pursuing a variety of new business initiatives related to fintech, including mobile payment and online financial services, and whether we will be able to successfully monetize these new services remains uncertain. In addition, users and advertisers in certain markets are not as familiar with new forms of digital advertising, such as our Official Accounts and Sponsored Stickers, as well as display ads posted on Timeline and LINE NEWS. In newer markets, we are investing to convince users and advertisers of the benefits of our products and services. However, we expect that monetizing efforts in many of these new markets may require a significant investment of time and resources, which may not result in sufficient, or any, returns to recover such investment.

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

We compete against various companies to attract and engage users, some of which have greater financial resources and substantially larger user bases. We face direct competition from mobile messaging service providers such as Facebook’s WhatsApp and Messenger and Tencent’s WeChat, as well as mobile messaging services for specific operating platforms such as Apple’s iMessage. We also face significant competition in almost every aspect of our business, including from companies such as Facebook, Google, Twitter and Yahoo Japan. We face competition from mobile telecommunications companies, game companies, music and video streaming companies, mobile payment companies, fintech companies, AI companies, e-commerce companies and other internet-related companies that offer products and services that may compete with specific features of the LINE messaging service or other applications that we offer. We also compete with traditional and online media businesses for a share of advertisers’ budgets and in the development of tools and systems for managing and optimizing advertising campaigns. As we introduce new products and our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition.

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

We may not be successful if we are not able to develop and provide new products and services in a timely and cost-effective manner that address rapidly evolving user preferences, and any new products and services we develop and provide, including those related to fintech, AI and blockchain, may expose us to new risks.

We compete in a highly competitive industry characterized by rapidly changing products and services, evolving industry standards and continual improvements in performance characteristics and product features. Rapidly evolving user preferences may lead to certain products and services becoming less competitive, or even obsolete. Accordingly, our success depends greatly on our ability to anticipate and respond to emerging user preferences and demands by ensuring continuing and timely development and provision of new, as well as enhancements to existing, products and services. In order to respond to such preferences and demands, we may develop and introduce new products and services, including in areas where we have little or no prior development or operating experience. For example, in March 2017, we launched our next-generation AI platform called “Cloud Virtual Assistant (or “Clova”),” which enables voice interfaces to process a wide range of real-world inputs and deliver our products and services in a coherent and optimized manner. We have subsequently launched a series of LINE Clova-integrated smart speakers starting in October 2017 and released the Clova Extensions Kit in July 2018 to allow third-party developers to scale LINE Clova functionalities. We expect to continue to expend significant time and resources in marketing our LINE Clova-integrated smart devices in 2019 as well as develop and launch new products and services to be offered on the LINE Clova ecosystem that are designed to further enrich our users’ daily lives.

In addition, some of our strategic initiatives that we expect will enhance our attractiveness to users and provide us with new sources of revenue may not directly or immediately generate revenue and may even hurt our profitability at least in the short term. Our new products and services may bring us into contact, directly or indirectly, with entities that are not within our traditional customer base or result in competing with entities that are our existing business partners. We may also enter into new business areas that require a number of licensing or registration requirements, as well as subject us to additional regulations applicable to the relevant industry in a number of jurisdictions. For example, in recent years, we have focused our strategy on exploring a variety of new business opportunities related to fintech. Some of our recent fintech-related activities include, among others, expansion of services available to our users through LINE Pay, pursuit of alliances with reputable players in the financial services industry to offer new services related to insurance, online securities brokerage, consumer loans and internet banking on the LINE platform, as well as the launch of BITBOX, our virtual currency exchange in Singapore. We are also pursuing business opportunities related to blockchain, such as the launch of LINK, the base digital token for our blockchain ecosystem. As most of these ventures are still in the early stages of operation, there can be no assurance that any of them will gain market acceptance and be used widely by our existing and potential users. We expect to continue to expend significant time and resources in developing, launching and marketing these ventures, and there can be no assurance that such initiatives will be successful.

Any of these activities could expose us to new risks, including additional regulatory scrutiny and credit-related and other operational risks, such as inventory risk for our unsold products. We have previously developed and introduced new products and services or entered into new business areas that did not lead to the results we anticipated, which may again occur in the future. There can be no assurance that we will succeed in developing products and services that eventually become widely accepted, that we will be able to timely release products and services that are commercially viable, or that we will establish ourselves as a successful player in a new business area. Our inability to do so would have an adverse impact on our business, financial condition and results of operations.

Our acquisitions and investments may not be successful in achieving their intended goals and could harm our business, financial condition and results of operations.

Our success will depend, in part, on our ability to expand our products and services, and grow our business in response to changing technologies, user and advertiser demands, and competitive pressures. In some circumstances, we may decide to do so through the acquisition of complementary businesses and technologies or the investment in attractive business opportunities through partnerships with established players in the target industry, rather than through internal development. The identification of suitable acquisition candidates or business partners can be difficult, time-consuming and costly, and we may not be able to successfully consummate the identified acquisition or investment transactions.

We have limited experience acquiring other businesses, and our ability to acquire and integrate other companies and assets, particularly larger or more complex companies, products, or technologies, in a successful manner remains subject to uncertainty. In addition, any completed acquisitions may not achieve their intended goals and could be viewed negatively by users, platform partners, advertisers or investors. For example, we acquired assets of MixRadio, a mobile music streaming service, from Microsoft in March 2015, but after careful assessment of the overall performance of MixRadio, the financial challenges posed by the music streaming market, changing market conditions, an increase in the cost of maintaining the business and a shift in our overall priorities, our board of directors approved the liquidation of our MixRadio business that became effective in March 2016. For more information, see Note 23 of the notes to our annual consolidated financial statements. We also make investments by creating joint ventures with third parties, which may subject us to risks that are outside of our control, including changes in our partners’ own businesses and strategies, fraudulent or failed transactions, and the impact on our relationships with existing users, platform partners, employees or third parties.

The risks we face in connection with acquisitions and investments also include:

•	diversion of management time and focus from operating our business to addressing acquisition and integration challenges;

•	challenges associated with the integration of product development and marketing and sales functions of the acquired company or business;

•	challenges associated with the retention of key employees from the acquired company or business;

•	cultural and operational challenges associated with integrating employees from the acquired company or business into our organization;

•	challenges associated with the integration of accounting, management information, human resources and other administrative systems of the acquired company or business;

•	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition or investment may have lacked effective controls, procedures and policies;

•	liability for activities of the acquired company or business before the acquisition or investment, respectively, including intellectual property infringement claims;

•	unfavorable or restrictive contractual terms that govern our relationship with the acquired company or business;

•	unanticipated write-offs or charges or impairment of goodwill;

•	recognition of our share of loss of associates and joint ventures that are accounted for under the equity method; and

•	litigation or other claims in connection with the acquired company or business, including claims from terminated employees, customers, former shareholders or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions or investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, or could otherwise harm our business generally. Future acquisitions or investments could also result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expenses or incremental operating expenses.

Japan is our largest market in terms of revenue, and our current business and future growth could be materially and adversely affected if we experience a decline in users or user engagement in Japan.

We are incorporated in Japan, and Japan is our largest market in terms of revenue. We also have the broadest product and service offerings in Japan, and we generated 71.7%, 72.6% and 71.6% of our revenues in Japan in 2016, 2017 and 2018, respectively. We expect to continue to derive a substantial portion of our revenues from Japan in the near future. In general, a higher proportion of LINE users in Japan are paying users than LINE users in other countries, and our continued growth will depend, at least in part, on maintaining or increasing revenues from users in Japan. In recent quarters, our active user growth rate in Japan has slowed, and our business performance in Japan will increasingly depend on our ability to increase the level of user engagement and our ability to further monetize users’ engagement with LINE. Our current business and future growth could be materially and adversely affected if we experience a decline in users or user engagement in Japan.

Due to the importance of the Japanese market to our business, we are also subject to macroeconomic risks specific to Japan. See “— A downturn in macroeconomic conditions may result in reduced demand for our products and services.”

A substantial portion of our revenues is derived from our advertising products. The loss of our advertisers, reduction in spending by our advertisers or failure to achieve market acceptance of new advertising products and services could negatively affect our business.

A substantial portion of our revenues is derived from our advertising products and services. As is common in the industry, our advertisers typically do not have long-term advertising commitments with us. Many of our advertisers spend only a relatively small portion of their overall advertising budget with us. In addition, some of our advertisers may view our products, such as Official Accounts, as experimental or unproven. Advertisers may not continue to do business with us, or they may reduce the prices or spending they are willing to pay to advertise with us, if we do not deliver advertisements and other commercial content in an effective manner, or if they do not believe that their investment in our advertising products and services will generate a competitive return relative to alternative methods of advertising.

In addition, our ability to increase our revenue will depend in large part on our ability to create successful new advertising products as well as improving features of existing products and services on our platform that further enhance the media value for our advertising business. For example, we have recently completed a series of enhancements to various functionalities of our display ads platform, which we believe would lead to improved operational capabilities, upgraded targeting technology and enhanced user experience. Although we expend a significant amount of time and resources in these efforts, such initiatives may not always lead to the anticipated benefits. We may also introduce new and unproven advertising products and services, using advertising technology with which we have little or no prior development or operating experience. If new advertising products and services fail to engage advertisers, we may fail to generate sufficient revenue to justify investment and our business may be adversely affected.

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

We depend on a small number of mobile games offered on the LINE platform for a majority of our mobile game revenues. We must continue to offer games that attract and retain a significant number of users, or otherwise our business, financial condition and results of operations could be negatively affected.

We offer various games on our LINE platform through Apple App Store and Google Play, and they accounted for a substantial portion of our revenues in 2016, 2017 and 2018. As of December 31, 2018, we offered 50 games, of which 44 games were developed by third-party game developers and six games were developed by us. Accordingly, we believe that maintaining successful partnerships with, and the ability to attract and select from, third-party game developers are important for our success. Existing and prospective mobile game developers may not be successful in developing games that create and maintain user engagement. Additionally, although our general policy is to enter into new contractual arrangements with third-party game developers to become the exclusive distributor of their games in a particular market, to the extent such arrangements are not yet in place, developers may choose to provide their content on other platforms, including mobile platforms controlled by our competitors, rather than offering them on the LINE platform. Our failure to maintain good relationships with third-party game developers or attract new developers could adversely affect our business, financial condition and results of operations.

Historically, we have depended on a small number of games for a majority of our mobile game revenues, and we expect that this dependence will continue for the foreseeable future. Our growth in this area depends on our ability to consistently launch new games that achieve significant popularity, as well as to upgrade popular games with new features that our users find attractive. It is difficult to anticipate user preferences or demand, particularly as we procure new games in new genres or new markets, and constant enhancement requires the investment of significant resources. We plan to continue to focus on game development not only through internal development but also through investments in associates by entering into strategic partnerships with experienced players in the game industry. Our success in part will depend on our ability to find, and collaborate effectively with, such partners. See “— Our acquisitions and investments may not be successful in achieving their intended goals and could harm our business, financial condition and results of operations.”

In recent years, our revenues from LINE Games have declined, with total MAUs steadily decreasing from 39 million in December 2014 to 18 million in December 2018. As a relatively small portion of our players account for a large portion of our revenues from LINE Games, we must constantly seek new ways to convert non-paying players into paying players and attract and retain paying players. However, the success and performance of new and existing games is volatile and difficult to predict. If we fail to offer attractive in-game items, make unpopular changes to existing in-game items or offer games that do not encourage purchases of in-game items or upgrades of game versions, or if we fail to successfully launch new games that attract and retain a significant number of users or if upgrades and launches of new titles are delayed, revenues from our games will decrease and our business, financial condition and results of operations could be materially harmed.

We generate a substantial portion of our revenues from communication services from our sale of Stickers, the market for which continues to evolve, and if the popularity of Stickers declines, our business and future growth could be negatively affected.

We generate a substantial portion of our revenues from communication services from the sale of Stickers featuring characters developed by us as well as licensed from third parties, including our users who design Stickers to be sold on LINE Creators Market. The market for the sale of Stickers continues to evolve, and the growth of such market and the level of demand for, and market acceptance of, our Stickers are subject to a high degree of uncertainty. In particular, a substantial majority of revenues from the sale of our Stickers has been derived from sales in Japan, and there can be no assurance that such products will achieve a similar level of market acceptance elsewhere. Over time, users in Japan may also lose interest in purchasing new Stickers. In recent years, our revenues from the sale of Stickers have remained relatively stagnant. Revenue growth from our sale of Stickers depends to a large extent on our ability to consistently launch new and different types of Stickers that achieve significant popularity and effectively respond to changes in consumer demographics and public tastes and preferences. We also depend on third-party character developers and licensors for content that accounts for a substantial portion of our Sticker sales, and we expect that this dependence will continue for the foreseeable future. A decline in the popularity of our Stickers, or the failure to further grow our Stickers business, would negatively affect our business, financial condition and results of operations.

We plan to continue expanding our global operations into markets in which we have limited operating experience and, as a result, may become subject to increased business and economic risks, which could adversely affect our business, financial condition and results of operations.

We believe LINE is the leading mobile messaging application in Japan, Thailand and Taiwan in terms of number of users, and we have obtained substantial numbers of users in other parts of the world, including Indonesia, the United States, Korea, Vietnam, Saudi Arabia and Malaysia. We expect to continue to expand our offerings of products and services in our key markets. However, expansion of our operations abroad may be difficult due to the presence of established competitors in such markets. In addition, managing our business and expanding our operations globally require considerable management attention and resources and are subject to the particular challenges of supporting a rapidly growing business in an environment of multiple languages, cultures, customs, legal and regulatory systems and commercial markets. Global expansion has required and will continue to require us to invest significant funds and other resources, and there can be no assurance that we will successfully achieve our growth objectives.

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

We have incurred significant operating losses in the past. We recorded loss for the year of ¥7,972 million in 2015 and, although we recorded profit for the year of ¥7,104 million in 2016 and ¥8,210 million in 2017, we again recorded loss for the year of ¥5,792 million in 2018. Even though our revenues have grown over the years, from ¥140,704 million in 2016 to ¥167,147 million in 2017 and ¥207,182 million in 2018, our revenue growth rate has slowed in recent years and may do so in the future due to a variety of factors. We believe that our future revenue growth will depend on, among other factors, our ability to attract new users while retaining current users, increase user engagement and advertisement engagement, increase our brand awareness, compete effectively, maximize our sales efforts, demonstrate a positive return on investment for advertisers and successfully develop and operate new products and services. Accordingly, you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future revenue growth.

We expect our operating expenses to increase in future periods as we continue to expend substantial financial resources on:

•	marketing and sales;

•	global expansion;

•	our technology infrastructure;

•	attracting and retaining talented employees;

•	strategic opportunities, including commercial relationships, acquisitions and capital injections;

•	operation of newly developed or newly acquired businesses; and

•	general administration, including personnel costs and legal and accounting expenses related to being a public company.

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

•	successfully expand our business and enhance the LINE brand globally;

•	continue to develop a reliable, scalable, secure, high-performance technology infrastructure that can efficiently handle increased usage globally;

•	convince advertisers of the benefits of our advertising products and services compared to alternative forms of advertising;

•	develop and deploy new features, products and services in a timely manner and the market acceptance of such offerings;

•	identify, evaluate and manage risks involved in collaborating with third parties on new business ventures;

•	cost-effectively manage and grow our operations;

•	attract and maintain platform partners’ interest in building on the LINE platform;

•	attract, retain and motivate talented management and employees, particularly software engineers, designers and product managers;

•	process, store, protect and use personal data in compliance with governmental regulations, contractual obligations and other obligations related to privacy and security; and

•	defend ourselves against litigation and regulatory, intellectual property, privacy or other claims.

Failure to adequately address the risks and challenges associated with this market may adversely affect our business, financial condition and results of operations.

Our user growth and engagement on mobile devices, which are required to access and use most of our products and services, depend upon effective operation with mobile operating systems that we do not control.

We are dependent on the interoperability of LINE with popular mobile operating systems, such as iOS and Android, and, to a lesser extent, web browsers, such as those for Windows and Mac OS, that we do not control. Any changes in such operating systems or web browsers that degrade the functionality of our products or services or give preferential treatment to our competitors’ products or services could adversely affect usage of our products and services. In addition, if the number of platforms for which we develop our products or services expands, it will result in an increase in our operating expenses.

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

We regularly review and may adjust our processes for calculating our internal metrics to improve their accuracy. Our measures of user growth and user engagement may differ from estimates published by third parties or from similarly-titled metrics of our competitors due to differences in methodology. If advertisers, platform partners or prospective investors do not perceive our user metrics to be accurate representations of our user base or user engagement, or if we discover material inaccuracies in our user metrics, our reputation may be harmed and platform partners and advertisers may be less willing to allocate their budgets or resources to our products and services, which may negatively affect our business.

Our business and operating results may be harmed by a disruption in our service due to failures in or changes to our systems, or by our failure to timely and effectively expand and adapt our technology and infrastructure.

Our reputation and ability to attract, retain, and serve our users is dependent in large part upon the reliable performance of LINE and our underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing our products and services simultaneously, computer viruses, denial of service or fraud or security attacks. Our technical infrastructure is also vulnerable to the risk of damage from natural disasters, such as earthquakes and typhoons, as well as from acts of terrorism or other criminal acts. Our services and products also incorporate software that is highly technical and complex. Our software has contained, and may now or in the future contain, undetected errors, bugs or vulnerabilities. Some errors in our software code may only be discovered after the code has been released. In particular, the operation of some of our new fintech businesses as well as our LINE Clova AI platform and blockchain-related initiatives implicates complex technological and operational considerations, including technical or systematic issues that may arise in the ordinary course of business. In order to address such technical difficulties, we may need to make fundamental changes to the configurations or specifications of the underlying systems we use or expend a significant amount of time and resources to obtain the technical skills or expertise needed to adequately address such issues. Any such difficulties could have a material impact on our ability to deliver the products and services we intend to offer, reduce our reliability and harm our reputation.

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

Our products and services involve the storage and transmission of large amounts of users’ and advertisers’ confidential information, and security breaches expose us to a risk of unauthorized access to this information, which may lead to improper use or disclosure of such information, ensuing potential liability and litigation, any of which could harm our reputation and adversely affect our business. From time to time, we experience cyber-attacks of varying degrees, including ones that may involve hackers planting malicious codes into our servers that remain dormant until initiated at some point in the future, making it difficult to measure the potential damage that could result from such attack or to detect such breach altogether. In particular, some of the fintech businesses that we have recently begun to operate, or plan to operate, including insurance, online securities brokerage, consumer loans, internet banking and virtual currency exchange, as well as our LINE Clova AI platform and blockchain-related initiatives, among others, are likely to increase the amount and sensitivity of user information that we collect, which in turn would increase the risk of cyber-attacks.

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

Since our users and advertisers may use their LINE accounts to establish and maintain online identities, unauthorized communications from LINE accounts that have been compromised may damage their reputations and brands as well as ours. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our products and services, which could have an adverse effect on our business, financial condition and results of operations. Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and there are often unknown vulnerabilities that are not recognized until exploited against a target, we may be unable to anticipate these techniques and vulnerabilities or to implement adequate preventative measures. If an actual or perceived breach of our security occurs or the market perception of the effectiveness of our security measures is harmed, we could lose users and advertisers and we may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties.

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

We emphasize growth and the increase in engagement of our user base over short-term financial results. Due in part to such focus, our quarterly financial results have fluctuated in the past and are likely to fluctuate in the future. As a result, you should not rely upon our past quarterly financial results as indicators of future performance. You should also take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial results in any given quarter or fiscal period can be influenced by numerous factors occurring in a particular period, many of which we are unable to predict or are outside of our control, including:

•	the development and introduction of new products or services by us or our competitors and their market acceptance;

•	our ability to attract and retain advertisers;

•	the growth of revenue sources as well as adjustments in fees charged to users and advertisers;

•	increases in marketing, sales and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

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

The products and services we offer, including those relating to fintech, AI and blockchain, may subject us to additional regulatory requirements and other risks that could be costly and difficult to comply with or that could harm our business.

The products and services we offer, including those relating to fintech, AI and blockchain, subject us to a variety of laws and regulations in Japan and elsewhere. For example, LINE Pay, our mobile payment service application, enables our users to make payments, regardless of their mobile carrier, on LINE Store and a number of select online and offline partner retail stores. We have also entered into, and are currently in the process of exploring, partnership and joint venture opportunities with reputable players in the financial services industry to offer new services related to insurance, online securities brokerage, consumer loans and internet banking, among others, on the LINE platform. See “Item 4.B. Business Overview — Our Products and Services — Strategic Business Segment — Others — Fintech” and “Item 4.B. Business Overview — Our Investments.”

Depending on how our products and services as well as payment processes evolve, we may become subject to a variety of laws and regulations in Japan and elsewhere, including those governing money transmission, payment settlement, e-commerce, electronic funds transfers, anti-money laundering, identification, counter-terrorist financing and cryptocurrencies. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. For example, we are registered as a funds transfer service provider and issuer of prepaid payment instruments for third-party businesses in Japan and elsewhere through LINE Pay Corporation, our subsidiary engaged in mobile payment service, which will generally require us to demonstrate compliance with many domestic laws in these areas. In addition, we act as an intermediary in some of our new fintech services, such as LINE Insurance and LINE Smart Invest, which subjects us to a number of registration and other operational laws in Japan. See “Item 4.B. Business Overview — Regulation.” In the event that we are found to be in violation of any of these or other similar legal or regulatory requirements, or there is a delay in the implementation of internal systems and controls necessary to ensure compliance with such requirements, we may be subject to monetary fines or other penalties or sanctions such as a cease and desist order, or we may be required to make product changes, any of which could have an adverse effect on our business and financial results.

In addition, we may be subject to a variety of additional risks as a result of providing products and services relating to fintech, AI and blockchain, including:

•	increased operational costs and diversion of management time and effort and other resources to deal with fraudulent or failed transactions, customer disputes or mismanaged outsourcing relationships;

•	the impact on our relationships with existing service providers;

•	increased capital costs in building out the infrastructure;

•	heightened risk associated with the adoption of a variety of innovative technologies that may not yet be widely accepted;

•	potential fraudulent or otherwise illegal activity by users, platform partners, employees or third parties;

•	leakage of customers’ personal information and concerns over the use and security of collected information;

•	restrictions on the investment of consumer funds used to transact payments; and

•	additional disclosure and reporting requirements.

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

Our business is sensitive to global economic conditions and depends on demand from our user base. In addition, demand for our advertising services is primarily driven by advertising spending levels of our advertising customers in our four key markets, particularly Japan. There are many macroeconomic factors that influence consumer confidence and spending behavior, including the level of inflation and unemployment, fluctuations in energy prices and conditions in the real estate markets. Global economic conditions have deteriorated in recent years, with global financial and capital markets experiencing substantial volatility and disruption. Such developments have been caused by, and continue to be exacerbated by, among other things, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, as well as uncertainty regarding the timing and method of the United Kingdom’s exit from the European Union, or Brexit, and a deterioration in economic and trade relations between the United States and its major trading partners, including China. The overall prospects for the global economy and the industries in which we operate in 2019 and beyond remain uncertain.

In recent years, the economic indicators in Japan, our largest market in terms of revenue and user base, have also shown mixed signs, and future growth of the Japanese economy is subject to many factors beyond our control. The current administration of Prime Minister Shinzo Abe, formed in late December 2012 and re-elected in October 2017, has introduced policies to combat deflation and promote economic growth. In addition, the Bank of Japan introduced a plan for quantitative and qualitative monetary easing in April 2013 and announced a negative interest rate policy in January 2016. However, the long-term impact of these policy initiatives on Japan’s economy remains uncertain. The impact of Brexit on the Japanese economy and on the value of the Japanese yen against currencies of other countries in which we generate revenue, in both the short and long term, is also uncertain. In addition, the occurrence of large-scale natural disasters, such as the March 2011 Great East Japan Earthquake and the related Fukushima Daiichi nuclear disaster, as well as an increase in the consumption tax rate, which is expected to become effective in October 2019, may also adversely impact the Japanese economy, potentially impacting consumer spending and advertising spending by businesses. Any future deterioration of the Japanese or global economy may result in a decline in consumption that would have a negative impact on demand for our products and services and their prices.

We may require additional capital to support our operations and the growth of our business, and we cannot be certain that financing will be available on reasonable terms when required, or at all.

From time to time, we may need additional financing to operate or grow our business. If our cash resources are insufficient to satisfy our cash requirements, we may seek to issue additional equity or debt securities or obtain new or expanded credit facilities. For example, in September 2018, we issued zero coupon convertible bonds due 2023 and 2025 in the aggregate principal amount of approximately ¥146.3 billion (the “Convertible Bonds”) through an offering pursuant to Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and a private placement to NAVER Corporation, our largest shareholder. Our ability to obtain additional financing, if and when required, will depend on investor and lender demand, our operating performance, the condition of the capital markets and other factors, and we cannot assure you that additional financing will be available to us on favorable terms, or at all. If we are unable to obtain adequate financing or financing on terms satisfactory to us when we require it, our ability to continue to support the operation and growth of our business could be significantly impaired and our operating results may be adversely affected.

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

We are subject to a variety of laws and regulations in Japan and elsewhere that involve matters central to our business, including privacy, rights of publicity, data protection and protection of personal information, content regulation, intellectual property, competition, protection of minors, consumer protection and taxation. Many of these laws and regulations are still evolving and could be interpreted or applied in ways that could limit our business or require us to make certain fundamental and potentially detrimental changes to the products and services we offer, particularly in the new and rapidly evolving industries in which we operate, including the fintech, AI and blockchain technology domains. The introduction of new products or services in our existing markets and the expansion of our business to other countries may subject us to additional laws and regulations, among others resulting from the need to obtain additional licenses and approvals to conduct our businesses as envisioned. In addition, the application or interpretation of these laws and regulations is not clear in some jurisdictions, which could make compliance more costly. Moreover, if third parties we work with, such as platform and other business partners, violate applicable laws or our policies, such violations may result in joint or secondary liability for us.

A number of proposals are pending before legislative and regulatory bodies that could significantly affect our business. For example, there have been a number of recent legislative proposals in Japan that would impose new obligations in areas such as privacy and liability for copyright infringement by third parties that could affect liabilities associated with websites that publish user-generated content. An amendment to the Act on the Protection of Personal Information of Japan, which includes establishment of a new regulatory authority and introduction of new regulations on handling of anonymous personal data and transfer of personal information to foreign countries, went into full effect in May 2017.

We collect personal information from our users and may expand our collection of personal information in order to comply with new and additional regulatory demands or we may independently decide to do so, particularly as we enter into new business areas. Having additional personal information may subject us to additional regulation, and governmental regulators have been applying increased scrutiny to social media companies in this respect. For example, the EU General Data Protection Regulation, which extends the applicability of stringent data protection laws to all foreign companies processing the data of EU residents, became effective in May 2018. Additionally, if third parties we work with, such as advertisers or platform partners, violate applicable laws or our policies, such violations may also put our users’ privacy at risk and could in turn have an adverse effect on our business. Further, it is difficult to predict how existing laws and regulations will be applied to our business and the new laws and regulations to which we may become subject, and it is possible that they may be interpreted and applied in a manner that is inconsistent with our practices. For example, we believe that our products and services are not subject to regulations under the Act on Regulation on Soliciting Children by Using Opposite Sex Introducing Service on Internet of Japan, but there can be no assurance that we will not be subject to certain processes, administrative sanctions, fines or restrictions under such regulations in the future. Existing and proposed laws and regulations in any jurisdiction can be costly to comply with and can delay or impede the development of new products and services, result in negative publicity, significantly increase our operating costs, require significant time and attention of management and technical personnel and subject us to inquiries or investigations, claims or other remedies, including fines or demands that we modify or cease existing business practices.

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

Some of our foreign operations’ functional currencies are not the Japanese yen, and the financial statements of such foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. In 2016, 2017 and 2018, 28.3%, 27.4% and 28.4%, respectively, of our revenues were derived from markets outside of Japan, and we expect that an increasing portion of our revenues and expenses in the future will be denominated in currencies other than the Japanese yen. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies in which we conduct our business. We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables, and our overseas subsidiaries seek to conduct business transactions in the local currency of the respective market in which the transactions occur. When deemed appropriate, we also selectively use derivative contracts, primarily foreign currency forward contracts. However, there can be no assurance that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations, and fluctuation of the Japanese yen against certain foreign currencies may have a material adverse effect on our results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of our foreign currency exposure and sensitivity analysis.

We may have exposure to greater than anticipated tax liabilities.

Our income tax obligations are based on our corporate operating structure and intercompany arrangements, including the manner in which we develop, value, and use our intellectual property and the valuations of our intercompany transactions. The tax laws applicable to our business activities, including the laws of Japan and other jurisdictions, are subject to interpretation. The taxing authorities of the jurisdictions in which we operate may challenge our methodologies for valuing developed technology or intercompany arrangements, which could increase our worldwide effective tax rate and harm our financial position and results of operations. In addition, our future income taxes could be adversely affected by earnings being lower than anticipated in jurisdictions that have lower statutory tax rates and higher than anticipated in jurisdictions that have higher statutory tax rates, by changes in the valuation of our deferred tax assets and liabilities, or by changes in tax laws, regulations or accounting principles. We are subject to regular review and audit by tax authorities of various jurisdictions in which we operate. Any adverse outcome of such a review or audit could have a negative effect on our financial position and results of operations. For example, LINE Plus Corporation, our wholly-owned subsidiary in Korea, paid approximately ¥2.2 billion in additional taxes as a result of a tax audit conducted by the National Tax Service in Korea in September 2018. LINE Plus Corporation is currently in the process of appealing the results of the tax audit. In addition, the determination of our worldwide provision for income taxes and other tax liabilities requires significant judgment by management, and there are many transactions where the ultimate tax determination is uncertain. Although we believe that our estimates are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may materially affect our financial results in the period or periods for which such determination is made.

Due to the global nature of our business, we are subject to trade, economic sanctions and export laws and regulations in various jurisdictions that may govern or restrict our business and we, our directors and officers, may be subject to fines or other penalties for non-compliance with applicable trade, economic sanctions and export laws and regulations.

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces certain laws and regulations (“OFAC Sanctions”) that impose restrictions upon U.S. persons regarding dealings with or related to certain countries and territories, governments, entities and individuals. Even though non-U.S. persons generally are not always directly bound to comply with OFAC Sanctions, non-U.S. persons can be held liable for violations of OFAC Sanctions on various legal grounds, such as with respect to dealings in U.S. goods, services, or technology, or involving U.S. parties, causing violations by U.S. persons, or by engaging in transactions completed in part in the United States. In addition to the OFAC Sanctions, the United States maintains numerous secondary sanction programs that provide authority for the imposition of U.S. sanctions on foreign parties that engage in certain dealings with Iran and other U.S. sanctions targets regardless of whether there is a nexus to the United States. For example, non-U.S. persons can be sanctioned for engaging in dealings with certain persons on OFAC’s Specially Designated Nationals (“SDN”) list.

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

We had approximately 0.8 million MAUs in Iran in December 2018, and our business with Iran represented approximately 0.006% of our revenues in 2018, which consisted primarily of sales of Stickers and in-game items in the ordinary course of business. Our website containing media content directed at users in Iran, which we had launched in May 2016, was closed in November 2018. In February 2017, LINE PLAY Corporation, which is owned by LINE Plus Corporation, our wholly-owned subsidiary in Korea, established a local branch in Iran, which subsequently ceased all operations and remains closed as of December 31, 2018.

NAVER Corporation, which owns more than 70% of the outstanding shares of our common stock, has substantial control over important corporate matters, and its interest may differ from those of our other shareholders.

As of December 31, 2018, NAVER Corporation owned approximately 72.8% of the outstanding shares of our common stock. As a result, NAVER Corporation exercises substantial control over matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. NAVER Corporation may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their shares of our common stock as part of a sale of our company and might ultimately affect the market prices of shares of our common stock and American Depositary Shares (“ADSs”). In addition, through a private placement in September 2018, NAVER Corporation acquired half of the Convertible Bonds, which may be converted into shares of our common stock. See “Item 5.B. Liquidity and Capital Resources — Liquidity and Capital Resources — Cash Flows — Net Cash Provided by Financing Activities” and Note 15 of the notes to our annual consolidated financial statements.

We also engage in a number of other related party transactions with NAVER Corporation and our affiliates. See “Item 7.B. Related Party Transactions” for a discussion of our transactions with such entities. In the event NAVER Corporation, a publicly traded company, undergoes a change of control or experiences financial and other difficulties, it may materially and adversely affect our business, financial condition and results of operations.

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

From time to time, members of our senior management have overlapping duties with NAVER Corporation. For example, Mr. Hae Jin Lee, chairman of our board of directors, also serves as an executive officer of NAVER Corporation. Such individuals, including Mr. Lee, have fiduciary duties to both NAVER Corporation and us under Korean and Japanese law, respectively. As a result, conflicts of interests may arise due to their dual roles, which may adversely impact our business.

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

We will be classified as a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2018 and do not expect to be a PFIC in subsequent taxable years. PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC. Additionally, the overall level of our passive assets will be significantly affected by changes in the amount of our cash, cash equivalents and securities held for investment, each of which may be classified as passive assets under the PFIC rules.

If we were to be or become classified as a PFIC, a U.S. Holder, as defined in “Item 10.E. Taxation — United States Federal Income Taxation,” that does not make a “mark to market” election may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of shares of our common stock or ADSs and on the receipt of distributions on the shares of our common stock or ADSs to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules. We do not intend to provide holders with the information necessary to make a “QEF election” (as described in “Item 10.E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company”). Thus, a U.S. Holder seeking to mitigate the potential adverse effects of the PFIC rules should consider making a mark to market election. Additionally, if we were to be or become classified as a PFIC, a U.S. Holder of shares of our common stock or ADSs will be subject to additional U.S. tax form filing requirements, and the statute of limitations for collections may be suspended if the U.S. Holder does not file the appropriate form. See “Item 10.E. Taxation — United States Federal Income Taxation — Passive Foreign Investment Company.”

Substantial future sales of our common stock or the conversion into common stock of the Convertible Bonds, or the perception that these transactions could occur, could depress the market prices of the shares of our common stock and ADSs.

The market prices of the shares of our common stock and ADSs could decline as a result of sales of a large number of shares of our common stock or ADSs in the market or the conversion into common stock of the Convertible Bonds, and the perception that these transactions could occur may also depress the market prices of the shares of our common stock and ADSs. As of December 31, 2018, there were 2,701,400 shares of our common stock issuable upon exercise of outstanding stock options, and holders of our stock options may choose to exercise their options and sell all or a portion of their shares of our common stock on the Tokyo Stock Exchange or otherwise in Japan or abroad. As of December 31, 2018, our equity-settled and cash-settled employee stock ownership plans also held 1,979,775 shares of our common stock as treasury shares, which are granted from time to time as shares or cash (after sale of the underlying shares by the trust) as part of our share-

based payments to our employees. Recently, our shareholders approved a plan to grant stock options to our directors, and our board of directors approved a plan to grant stock options or other share-based compensation to our executive officers and employees pursuant to our new share-based compensation plan to be adopted in 2019. See “Item 6.B. Compensation,” “Item 6.D. Employees” and Note 27 and Note 32 of the notes to our annual consolidated financial statements. In addition, we issued the Convertible Bonds in September 2018. See “— We may require additional capital to support our operations and the growth of our business, and we cannot be certain that financing will be available on reasonable terms when required, or at all.” The conversion of some or all of these Convertible Bonds, or the anticipation of the possibility of such conversion, could also depress the market price of our common stock and ADSs. Moreover, our board of directors will be able to issue and sell additional shares of our common stock within the unissued portion of our authorized share capital, generally without any shareholder vote. Any such sales could cause the prices of the shares of our common stock and ADSs to decline.

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

As a public company, we are subject to the reporting requirements of the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”), the U.S. Sarbanes-Oxley Act of 2002, the Dodd-Frank Act, the listing standards of the New York Stock Exchange as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company, as well as the reporting requirements under the Financial Instruments and Exchange Act of Japan (the “FIEA”) and the rules of the Tokyo Stock Exchange. We also continue to prepare annual financial statements of LINE Corporation on a standalone basis in accordance with generally accepted accounting principles in Japan for Japanese reporting purposes in addition to preparing our consolidated financial statements in accordance with IFRS as issued by the IASB. Complying with these requirements is time-consuming and costly and places significant strain on our personnel, systems and resources. As a result of disclosure of information in filings and submissions required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors, shareholders or third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

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

We are exempted from certain corporate governance requirements of the New York Stock Exchange by virtue of being a foreign private issuer. We are required to provide a brief description of the significant differences between our corporate governance practices and the corporate governance practices required to be followed by U.S. companies listed on the New York Stock Exchange. See “Item 16.G. Corporate Governance.” The standards applicable to us are considerably different from the standards applied to public U.S. companies. For instance, we are not required to:

•	have a majority of our board of directors be independent;

•	have a compensation committee or a nominating or corporate governance committee consisting entirely of independent directors;

•	obtain shareholder approval of equity compensation plans, equity offerings that do not qualify as public offerings for cash, and offerings of equity to related parties; or

•	have regularly scheduled executive sessions with only independent directors.

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

Our parent, NAVER Corporation, controls a majority of the voting power of the outstanding shares of our capital stock, making us a “controlled company” within the meaning of the New York Stock Exchange corporate governance rules. As a controlled company, we are eligible to, and, in the event we no longer qualify as a foreign private issuer, we intend to, elect not to comply with certain of the New York Stock Exchange corporate governance standards, including the requirement that a majority of directors on our board of directors are independent directors and the requirement that our compensation committee and our nominating and corporate governance committee consist entirely of independent directors.

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

The depositary of our ADSs has agreed to pay holders of ADSs the cash dividends or other distributions it or the custodian for our ADSs receives on shares of common stock or other deposited securities after deducting its fees and expenses. Holders of ADSs will receive these distributions in proportion to the number of shares of our common stock that such ADSs represent. However, the depositary is not responsible for making such payments or distributions if it is unlawful or impractical to make a distribution available to any holders of ADSs. For example, it would be unlawful to make a distribution to a holder of ADSs if it consists of securities that require registration under the Securities Act, but that are not properly registered or distributed pursuant to an applicable exemption from registration. The depositary is not responsible for making a distribution available to any holders of ADSs if any government approval or registration required for such distribution cannot be obtained after reasonable efforts made by the depositary. We have no obligation to take any other action to permit distributions on our common stock to holders of ADSs. This means that holders of ADSs may not receive the distributions we make on shares of our common stock if it is illegal or impractical to make them available to such holders. These restrictions may materially reduce the value of our ADSs.

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

In June 2011, we launched the LINE messaging application to the public in Japan, followed by launches in other Asian countries. We initially focused on building our user base in Japan, but shortly afterwards began to actively conduct marketing efforts in other parts of Asia, where we believed there was significant market potential based on the relatively low level of smartphone penetration in a relatively large and growing population size. In order to more effectively pursue global expansion outside of Japan, we incorporated LINE Plus Corporation, which provides marketing and sales services for the LINE platform outside of Japan, in Korea in February 2013.

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

The SEC maintains a web site (http://www.sec.gov), which contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC.

Item 4.B.	Business Overview

Our Mission and Vision

Our mission is “Closing the Distance” by bringing people closer to each other as well as to a wide variety of information and services.

Our vision is to become the “smart portal” through which users can access the people, information, services, companies and brands that they choose, from anywhere they are and anytime they need to.

Overview

We are a leading global platform for mobile messaging and communication services, content distribution and life and financial services. Our mobile messaging application, which is the foundation of our “messaging services” and operates on all major mobile operating systems, enables our users to communicate through free instant messaging, Stickers and voice and video calls and serves as a smart portal to our other applications and services. We provide users with access to a wide range of social and creative content and services that satisfy our users’ individual needs for access to information and entertainment such as mobile games and music through our “content services,” as well as connected solutions that aim to satisfy increasingly sophisticated day-to-day needs of LINE users and further enhance their life and financial welfare, including fintech services such as mobile payment and other financial services offered on the LINE platform, through our “life and financial services.” We believe that the integration on our LINE platform of content and services offers our users a convenient way to connect and have fun with their family and friends, explore and share their interests and satisfy their daily needs with greater ease, which we believe enriches the user experience and ultimately contributes to higher user loyalty, while creating value for advertisers by connecting them with their target audience using the LINE platform.

We believe LINE is the leading mobile messaging application in Japan, Thailand and Taiwan in terms of number of users, and we have obtained substantial numbers of users in other parts of Asia, including Indonesia. We have achieved this growth through active marketing of LINE as well as customizing our content offerings to suit local preferences and needs. We believe the scale and growth of our user base in many countries provide us with powerful network effects, whereby LINE becomes more valuable with more users and creates additional incentives for existing users to encourage new users to join and to stay connected to their circle of friends. We benefit from such network effects where more activity on LINE leads to the creation and distribution of more content, which in turn attracts more users, platform partners and advertisers. We will continue to invest in new products and services and enhancements to our existing products and services, with the goal of further expanding our user base and increasing user engagement.

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

Our user engagement is driven by such communication being coupled with activities that are an indispensable part of users’ daily lives. LINE has evolved into an extensive platform that provides not only the ability to communicate but also access to a wide range of localized entertainment content and services related to daily life, such as games, video, music and news applications, offering our users richer experiences. With an increasing amount of activity on the internet being conducted through mobile applications, we believe that LINE provides a fast, versatile and user-friendly platform for the discovery of content and services in the mobile era. Our broad array of mobile services, combined with our large and highly engaged user base, gives us unique opportunities to offer greater personalization in terms of the service and content offerings by introducing a range of application settings.

We believe that our user base provides attractive marketing opportunities for our advertisers. We allow advertisers to post “display ads” (previously known as “performance ads”) on our various communication and content offerings based on a bid-based advertisement distribution system with data analytics capabilities designed to help advertisers better reach their target audience. We also offer a wide variety of “account ads” (previously known as “messenger ads”) through the LINE messaging application, such as Official Accounts and Sponsored Stickers, allowing advertisers to direct their efforts and communication in a more targeted manner.

In recent years, we have focused our strategy on exploring a variety of new business opportunities related to fintech. Some of our recent fintech-related activities include, among others, expansion of services available to our users through LINE Pay, pursuit of alliances with reputable players in the financial services industry to offer new services related to insurance, online securities brokerage, consumer loans and internet banking on the LINE platform, as well as the launch of BITBOX, our virtual currency exchange in Singapore. Although most of these ventures are still in the early stages of operation, we believe that they have the potential to contribute to our operating results over the medium- to long-term, and we plan to continue to selectively pursue investment opportunities that we believe would further enhance our capabilities in the financial industry domain.

We are also continuing to focus our research and development efforts on emerging technologies, including AI and blockchain. Since the launch of our next-generation AI platform called LINE Clova in March 2017, we have continued to develop and strengthen our capabilities in AI. Through a series of LINE Clova-integrated smart speakers launched starting in October 2017, our users carry out a natural conversation with LINE Clova in engaging in a wide range of products and services offered by us and other third-party service providers. We are currently also pursuing business opportunities related to blockchain, including the launch of LINK, the base digital token for our blockchain ecosystem.

Prior to and during our fiscal year ended December 31, 2017, we had a single reportable segment. On January 31, 2018, our board of directors approved the establishment of two reportable segments, consisting of our “core business” segment and our “strategic business” segment, in response to the expansion of our business and evolution of our business strategy.

Our reportable segments currently consist of:

•	Our “core business” segment that includes:

•

“Advertising” consisting of (i) “display advertising” that utilizes our various communication and content offerings, such as Timeline, LINE NEWS and LINE TODAY, (ii) “account advertising” products and services such as Official Accounts, LINE@, Sponsored Stickers and LINE Point Ads and (iii) “other advertising” products and services such as LINE Part-time Job, livedoor and Matome; and

•

“Communication, content and others” consisting of (i) “communication” products and services such as Stickers and Themes created by third parties and sold on LINE Creators Market as well as Stickers and Themes created by us, (ii) “content” products and services such as LINE Games, LINE PLAY, LINE Manga, LINE Music and LINE Fortune, and (iii) “others” consisting of miscellaneous products and services.

•	Our “strategic business” segment that includes:

•	“LINE Friends” products and services mainly consisting of sales of LINE characters merchandise; and

•

“Others” primarily consisting of fintech businesses (including LINE Pay and other financial services delivered through the LINE platform), the LINE Clova AI platform, blockchain-related initiatives and e-commerce. This segment also included LINE Mobile until April 2018, when LINE MOBILE Corporation (“LINE MOBILE”), the provider of mobile virtual network operator (“MVNO”) services, became accounted for as an associate under the equity method rather than as a consolidated subsidiary.

Our Products and Services

We offer a wide range of products and services, and we generate revenues in a variety of ways and from various participants active on the LINE platform.

Core Business Segment

In our core business segment, we plan to continue to promote user engagement on the LINE platform for mobile messaging and communications services in our four key countries of Japan, Taiwan, Thailand and Indonesia. Leveraging on such engagement, we have recorded revenue growth and positive operating margins in recent years by offering a wide range of advertising products and services as well as communication and content products and services on our LINE platform. We anticipate continued steady growth in the proportion of total advertising spending by advertisers in our key markets that are directed to digital advertising. We will continue to invest selectively in initiatives to enhance and broaden the range of communication and content products and services that we offer, which we believe will contribute to our overall growth.

Advertising

LINE offers targeted and interactive marketing products and services that provide advertisers with an attractive advertising platform. We recently completed a series of enhancements to various functionalities of our display ads platform, which we believe would lead to improved operational capabilities, upgraded targeting technology and enhanced user experience. We have also implemented modified pricing models for our account ads, which provide more attractive pricing options for both existing and new advertisers. Through such initiatives, we intend to improve our ability to deliver targeted and creative advertising products and services that are more tailored to our users’ evolving engagement on the LINE platform and enable advertisers to more effectively promote their brands and amplify their visibility and reach.

Our advertising products and services consist primarily of the following:

Display Advertising

We offer “display ads” (previously known as “performance ads”), which enable advertisers to display their advertisements to a large number of viewers on our various communication and content offerings, leveraging our large user base and data analytics capabilities. Our display ads are sold through a bid-based cost per mille (or cost per thousand) impressions (“CPM”) or cost per click (“CPC”) pricing model, depending on the type of advertisement, and our advertisers pay for qualifying impressions or click-through volume. We believe that our ability to help advertisers better target relevant users will steadily grow over time as we accumulate greater amounts of user data about their engagement activities on the LINE platform. Our display ads include:

•

Display Ads on Timeline. Advertisements can be posted on our users’ Timeline, which appear at select locations as users scroll through various postings on their Timeline (for a fuller description of Timeline, see “— Communication, Content and Others — Communication — Timeline”). Such advertisements may include links to external corporate websites, promotions of application downloads or branding campaigns featuring video clips. Video clips play automatically when a user scrolls through Timeline and reaches a viewport.

•

Display Ads on LINE NEWS and LINE TODAY. Advertisements can be posted on certain advertisement spots on LINE NEWS in Japan and LINE TODAY in select countries outside of Japan to reach our users (for fuller descriptions of LINE NEWS and LINE TODAY, see “— Communication, Content and Others — Content — LINE NEWS and LINE TODAY”). Such advertisements may include links to external corporate websites, promotions of application downloads or branding campaigns.

•

Display Ads on Other Content Offerings. Starting in October 2017 and November 2017, advertisements can be posted on certain spots on LINE Manga and LINE BLOG, respectively, to reach our users in Japan (for fuller descriptions of LINE Manga and LINE BLOG, see “— Communication, Content and Others — Content — LINE Manga” and “— Communication, Content and Others — Content — Miscellaneous”).

Account Advertising

We also offer a wide variety of “account ads” (previously known as “messenger ads”) that are offered through the LINE messaging application, allowing advertisers to direct their efforts and communication in a more targeted manner. Our account ads include:

•

Official Accounts. Official Accounts are LINE accounts created for large-scale businesses and celebrities with followers that enable them to send messages directly to LINE users who have added the Official Account as a LINE friend. Once added as a LINE friend, such Official Account holder is displayed on the users’ friends list on the LINE messaging application, and the users are instantly alerted of incoming messages through push notifications on their smartphones, as would be the case with any other messages they receive from their LINE friends. Official Accounts enable business enterprises to reach LINE users around the world who are interested in their business, products or services by notifying such users of their latest products and services as well as distributing coupons and promotional information to such users. Celebrities can also promote themselves and their latest works, such as movies and music albums, by connecting with their fans through their Official Accounts. We also offer Business Connect, a set of tools that allows our business partners to build customized applications, such as sales platforms and marketing tools, and Customer Connect, our customer service solutions offered to business partners using the LINE platform, both of which became integrated into Official Accounts as optional features for our customers in Japan starting in December 2018.

Outside of Japan, we currently charge our customers a monthly fee based on a number of factors, such as the contract period and the number of times messages are to be sent to users, among others. In Japan, we currently charge our customers based on a pay-as-you-go system pursuant to the implementation of a modified pricing model adopted in December 2018.

•

LINE@. Our business users can create their own Official Accounts using our LINE@ application and send messages to, or post announcements on the Timeline of, other users who have added such LINE@ accounts as LINE friends, as well as respond to inquiries from other users on the LINE@ chat screen. For a monthly fee, users with LINE@ accounts can send more messages per month as well as image-based messages containing links to external websites.

•

Sponsored Stickers. Our advertisers can offer “Sponsored Stickers” to LINE users to promote their brands, products and services. We work with advertisers to design sets of Sponsored Stickers, which often feature the advertisers’ proprietary characters. Sponsored Stickers are available globally and downloadable during a pre-determined period of time for free by users who add the sponsor as their LINE friend. We charge the advertisers fees based on the number of Sponsored Stickers offered by them as well as a Sticker design fee. Advertisers may add an advertisement on our virtual Sticker shop for an additional fee, as well as offer “Sponsored Themes” that customize the look of the LINE messaging application using the advertisers’ proprietary characters.

•

LINE Point Ads. We offer “LINE Point Ads” to our advertisers which enable our users to receive LINE Points for free upon downloading certain applications, watching certain video commercials created by our advertisers or adding certain Official Accounts as LINE friends. We charge advertisers a fee per specific action taken by our users. Prior to May 2016, LINE Point Ads were referred to as LINE Free Coins.

•

LINE SP Solutions. LINE SP Solutions provides our business partners with integrated tools through the LINE platform that can be used to promote sales of their products in retail stores, including participation in special marketing events as well as mileage programs.

Other Advertising

Some of the other types of advertising products and services we offer include the following:

•

LINE Part-time Job. LINE Part-time Job is a part-time job posting service provided through a joint venture with Persol Holdings Co., Ltd. in which we hold a 60.0% interest. Through this service, we allow potential employers to post part-time job openings on the LINE platform in the form of advertisements.

•

livedoor. livedoor is a Japanese web portal that brings together information from a wide variety of sources and provides related services such as web search, news, weather and entertainment content and blog hosting. livedoor is one of the largest blogging service providers in Japan. We sell advertising space on livedoor, mainly through advertising networks such as Google and Yahoo Japan.

•

Matome. We provide a personal web curation platform in Japan called Matome, which enables individual users to create web pages that bundle images, links and videos under a specific topic. Such pages help viewers to see information collected from various sources sorted by topic that reflect the curating user’s perspectives and experiences on a specific topic. We also sell advertising space on Matome, mainly through advertising networks.

Communication, Content and Others

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

•

Timeline. Our Timeline service, which users access through the LINE messaging application, enables users to share their day-to-day experiences with the public or within the closed circle of people whom they choose as their friends. Each user has a profile screen allowing text, Stickers, images and videos and other activity to be posted to express themselves and to share with others. Each user’s Timeline displays that user’s posts as well as posts by their friends and other interesting content that the user chooses. Our Timeline is designed to be simple and easy to view, and each post displays only the user profile, limited lines of text and any image or video included in the post. Users can choose with whom they share their posts and whose posts they receive on their Timeline.

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

Content

LINE serves as a content platform for various applications for our users, offering users a wide range of entertainment and other useful and interactive tools. Such applications include:

•

LINE Games. We offer various games on the LINE platform. As of December 31, 2018, we offered 50 games, of which 44 games were developed by third-party game developers. We offer games in Japan and our other key markets. Typically, LINE Games are highly social by nature and simple to play. Unlike standalone games not offered on a broader platform, LINE Games enable users to invite their LINE friends to download the LINE Games that they enjoy playing. This, along with a leaderboard that displays scores of the player’s LINE friends, encourages our users to connect with their friends through our games and helps them build and enhance their relationships through increased interaction with one another. All LINE Games are initially downloadable for free, typically with options to buy in-game items, such as extra lives or “boosters” that enhance the user’s performance level, or to upgrade game versions. Our portfolio of games includes puzzle games, adventure games, board games and role-playing games.

We actively maintain the quality of games introduced on the LINE platform to promote an engaging experience for our users and enhance their overall satisfaction with LINE. To grow our inventory of high-quality games, we pursue a variety of partnerships, including in the form of equity investments in game developers. For example, we are currently collaborating with Nintendo Co., Ltd., a video game company headquartered in Japan, and NHN Entertainment Corporation, a developer, publisher and distributor of mobile and computer games in Korea, to co-develop and jointly operate a new mobile game. In the past, we published most of the games developed by third-party game developers in the markets we serve on a non-exclusive basis. However, our general policy when offering new games on the LINE platform is to enter into new contractual arrangements with third-party game developers to become the exclusive distributor of their games in a particular market. The selection of game titles and pricing of in-game purchase items vary by country subject to local preferences and licensing arrangements for third party-owned intellectual property, and we adjust our portfolio of games from time to time to meet our users’ evolving preferences.

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

•

LINE NEWS and LINE TODAY. LINE NEWS is our personalized news-clipping service application that provides users with relevant real-time news stories based on the topics that users are most interested in, such as entertainment, sports, politics, economy, gourmet and fashion. LINE NEWS sends updates to users through push notifications, which allows seamless access to interesting and important news throughout the day without the need to leave the LINE messaging application. In addition, users can share interesting articles on their Timeline or with their friends through direct messages allowing for vibrant discussions. LINE NEWS is available to our users in Japan, and we offer similar services called LINE TODAY in our major markets outside of Japan. We introduced a dedicated tab for LINE NEWS and LINE TODAY in the LINE messaging application in 2017, which has contributed to an increase in popularity of such services.

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

•

LINE Manga. LINE Manga is our online comic bookstore that enables users to purchase and download from a selection of over 300,000 comic books, read them on mobile devices and organize their purchased comic books on a virtual bookshelf. Users can also recommend comic books to their friends and share links to such comic books on their Timeline.

In July 2018, we entered into an alliance with NAVER WEBTOON Corporation (“NAVER WEBTOON”), Korea’s leading e-comics provider, to establish LINE Digital Frontier Corporation (“LINE Digital Frontier”), in which we hold a 70.0% interest, with NAVER WEBTOON holding the remainder of the interest in LINE Digital Frontier. Through the joint venture, we aim to leverage NAVER WEBTOON’s technical expertise in the development, publishing and distribution of e-comics on LINE Manga.

•	LINE MUSIC. LINE MUSIC is our on-demand music subscription service that enables users to purchase and stream songs, create playlists of their favorite music, send links to music or playlists directly to friends on the LINE chat screen or share music with friends by streaming it on their Timeline.

•

Miscellaneous. We also offer a wide range of other applications to further enhance user experience, including LINE Fortune (daily fortune telling service) and LINE Blog (blogging platform designed to foster greater interaction with celebrities).

Others

Our other sources of revenue include, among others, royalty and licensing fees we receive from our business partners for the use of the LINE brand and fees we charge our equity-method associates for the consulting services we provide to them from time to time.

Strategic Business Segment

Our strategic business segment includes LINE Friends products and services and Others, primarily consisting of fintech businesses, the LINE Clova AI platform, blockchain-related initiatives and e-commerce. In this segment, we are investing in new ventures that we believe have the potential to contribute to our operating results over the medium- to long-term, particularly through our fintech businesses. We plan to continue to make significant investments in the promotion of our LINE Pay mobile payment services by enhancing our payment infrastructure. We are also pursuing new business opportunities, typically through collaboration with financial industry partners, in areas such as insurance, online securities brokerage, consumer loans, internet banking and virtual currency exchange.

LINE Friends

We engage in character marketing using internally-designed LINE characters such as Cony the Rabbit and Brown the Bear, primarily to promote our brand and appeal as well as further expand our user base. LINE characters initially gained popularity through Stickers and LINE Games that feature them, and we sell official LINE merchandise, such as plush toys, action figures, stationery goods, clothes, tableware and limited-edition collaboration items, at LINE Friends stores located in Korea, China, Japan, Taiwan, Hong Kong, Thailand and the United States. LINE Friends merchandise is also available through online stores. In addition, we license our proprietary LINE characters to third parties for production and sale of various LINE character-related merchandise.

Others

Fintech

•

LINE Pay. As part of our efforts to diversify payment options available to LINE users, we launched LINE Pay, our mobile payment service application, in December 2014. LINE Pay enables our users to make payments, regardless of their mobile carrier, on LINE Store and a number of select online and offline partner retail stores. Depending on location, our users can also transmit funds to each other or withdraw cash from certain banks within their respective countries through LINE Pay by linking their accounts at select banks in their respective countries or adding money to their LINE Pay accounts at convenience stores or ATMs or through internet banking. We have also expanded the LINE Pay user base and transaction volume by enhancing our payment infrastructure that provides settlement through QR and other barcodes, NFC and physical payment cards (“LINE Pay Cards”). We plan to continue to expand the scope of LINE Pay by selectively incorporating it into our applications and exploring partnership and joint venture opportunities both locally and globally in order to enhance the convenience of our users. For example, in an effort to allow our LINE Pay merchants to capture demands from foreign travelers visiting Japan, we have recently entered into strategic partnerships with Tencent, the operator of WeChat Pay in China, and NAVER Corporation, the operator of NAVER Pay in Korea, to enable users of such services to make payments at certain LINE Pay outlets in Japan without having to download an application or register for a new service. We also plan to allow LINE Pay users from other countries in Asia to use their local LINE Pay applications to make payments in Japan. Most recently in January 2019, we partnered with VISA Inc., a world-renowned financial services provider that facilitates electronic funds most commonly through Visa-branded credit cards, to launch a co-branded credit card to be used as a credit card on its own or be linked with a LINE Pay account.

•

LINE Points. To further promote the use of LINE Pay, we offer LINE Points, a reward program that enables users to earn points that they can use to add to their LINE Pay balance, use points for purchases at LINE Store and online LINE Friends stores or redeem points for vouchers to be used at retail locations such as coffee shops or convenience stores in Japan. Our users can earn LINE Points equal to a percentage of amounts spent on LINE Pay and LINE SHOPPING (for a fuller description of LINE SHOPPING, see “— e-commerce — LINE SHOPPING), as well as receive LINE Points from advertisers offered through LINE Point Ads.

•

LINE Kakeibo. In November 2018, we launched LINE Kakeibo, a free personal financial account and asset management service available on the LINE platform. LINE Kakeibo allows users to manage their income and expenses more efficiently by consolidating a user’s bank accounts, credit cards, reward programs and e-commerce services into a central database and generating a personal account book that tracks a user’s financial activities, such as money transfers, online payments and account balance management.

•

LINE Insurance. In October 2018, we launched LINE Insurance, which offers a variety of non-life insurance products such as travel insurance. We operate LINE Insurance through a business alliance between LINE Financial and Sompo Japan Nipponkoa Insurance Inc. (“Sompo Japan”), which was the first insurance provider in Japan to develop a smartphone-optimized insurance service that allows users to review and purchase a wide range of non-life insurance products and receive insurance-related consultation through the use of smartphones. We currently do not take on any insurance underwriting risk by limiting our role to that of an insurance broker.

•

LINE Smart Invest. LINE Smart Invest is our investment management-related service accessible through the LINE platform. We provide our users with themed investment opportunities that enable our users to make diversified investments in companies selected by FOLIO Co., Ltd. (“FOLIO”), an online investment management company in which we hold a 41.4% interest, based on specific user-picked themes, such as fashion, travel and technology. See “— Our Investments — Investments by LINE Corporation — FOLIO Co., Ltd.”

•

BITBOX. In July 2018, we launched BITBOX, a cryptocurrency exchange established in Singapore to facilitate the exchange of cryptocurrencies. BITBOX is operated by LINE Tech Plus Pte. LTD (“LINE Tech Plus”), a wholly-owned subsidiary of LVC Corporation, our wholly-owned subsidiary established in January 2018 for the purpose of operating and managing our cryptocurrency-related initiatives. BITBOX allows for the exchange of approximately 32 cryptocurrencies including Bitcoin and Ethereum, and supports approximately 15 different languages. BITBOX currently only allows for the exchange of cryptocurrencies and does not accept exchanges between fiat money and cryptocurrencies. For each trade that is executed on its exchange, BITBOX charges a portion of the transaction value as a commission. We have filed an application to operate a cryptocurrency exchange in Japan, which is currently being reviewed by the

Financial Services Agency of Japan (the “FSA”). We are also exploring opportunities to establish cryptocurrency exchanges in other countries. In addition, we and LVC Corporation entered into a memorandum of understanding with Nomura Holdings, Inc. (“Nomura”) in January 2019 to begin discussions on forming a financial business alliance. As of the date of this annual report, we consider our cryptocurrency balance and transaction volume associated with BITBOX to be immaterial to our business.

AI

•

Clova Smart Speakers. Our smart speakers operate on LINE Clova, our next-generation AI platform designed to enrich our users’ daily lives by integrating a wide array of advanced technologies based on human senses, such as voice recognition, artificial neural network and interactive engine systems. Through a series of smart speakers we launched starting in October 2017, our users carry out a natural conversation with Clova in engaging in a wide range of products and services offered by LINE and other third-party service providers, including access to weather and news, connecting to LINE MUSIC, reading and sending LINE messages and utilizing their smart speaker as an infrared remote controller for TVs or lighting equipment.

•

Clova Extensions Kit. In July 2018, we released the Clova Extensions Kit, a development kit that allows third-party developers to scale LINE Clova functionalities. Our goal in releasing this kit was to invite third-party developers to incorporate LINE Clova AI technology into their new products, which would also enhance existing functionalities of our LINE Clova smart speakers through collaboration with third-party developers. We believe that leveraging the expertise of third-party developers in such a way not only strengthens our expertise in AI technology but also creates new sources of revenue for our AI business.

•

Clova Auto. We are currently collaborating with Toyota Motor Corporation (“Toyota”) to prepare for the launch of Clova Auto, a LINE Clova-based voice-controlled navigation service to be integrated into Toyota’s advanced navigation system.

Blockchain

•

LINK. In August 2018, LINE Tech Plus launched LINK, the base digital token for our blockchain ecosystem. Decentralized applications (“dApps”), offered through our blockchain ecosystem, will reward our users with LINK for participating in our blockchain ecosystem, and users will be able to use LINK to pay for or receive benefits from a variety of contents and services offered through dApps. We are currently in the process of developing and launching a number of dApps to be offered in the blockchain ecosystem, including platforms for user-generated reviews on products and restaurants. LINK was listed on BITBOX in October 2018, so that they can be exchanged for other cryptocurrencies traded on BITBOX. For residents in Japan, LINK Points will be used instead of LINK. LINK Points will not be traded or exchanged until we receive relevant official regulatory authorization in Japan, and currently can only be used for conversion into LINE Points. As of the date of this annual report, we consider our transaction volume associated with LINK to be immaterial to our business.

•

Others. We plan to continue to devote additional resources to developing our blockchain-related technologies and exploring blockchain-related business opportunities. For example, we established LINE Blockchain Lab in April 2018 to foster a dedicated team of engineers and researchers to develop blockchain-related technologies and services that implement such technologies.

e-commerce

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

•

LINE Delima. LINE Delima is our food delivery service available in Japan that enables our users to conveniently order from a wide range of gourmet options through the LINE messaging application. We operate the LINE Delima service in collaboration with Yume no Machi Souzou Iinkai Co., Ltd., a company in which we hold a 21.9% interest that operates the leading nationwide delivery portal site Demae-Can. See “— Our Investments — Investments by LINE Corporation — Yume no Machi Souzou Iinkai Co., Ltd.”

•

LINE TRAVEL jp. LINE TRAVEL jp is our one-stop travel metasearch service that allows our users to search for, compare and book domestic and overseas hotels, flights and package tours on the LINE platform. We operate the LINE TRAVEL jp service in collaboration with Venture Republic Inc. (“Venture Republic”), a company in which we hold a 34.0% interest that operates a leading online travel metasearch and media outlet in Japan. See “— Our Investments — Investments by LINE Corporation — Venture Republic Inc.”

•	LINE MAN. LINE MAN is our on-demand assistant service that provides a variety of services to our users in Thailand, including food delivery, taxi service and postal and messenger services.

Our Investments

From time to time, we selectively invest in other companies and service providers to further develop existing services on our LINE platform, to launch new services on our LINE platform and to explore possible synergies, especially for services that have gained popularity in markets where we see growth potential for our LINE platform. For further information on our investments in associates and joint ventures, see Note 31 of the notes to our annual consolidated financial statements. We make such investments in a variety of ways, including direct acquisitions of equity interests, creation of joint ventures and investments in third-party venture capital and private equity funds. Notable investments in recent years made by us and LINE Financial, our wholly-owned subsidiary focused on investing in fintech businesses, include:

Investments by LINE Corporation

•

Yume no Machi Souzou Iinkai Co., Ltd. In October 2016, we acquired a 21.9% interest in Yume no Machi Souzou Iinkai Co., Ltd., operator of a leading nationwide delivery portal site Demae-Can that collaborates with us on our operation of LINE Delima food delivery service.

•

Snow Corporation. In October 2016, we acquired a 25.0% interest in Snow Corporation, a subsidiary of NAVER Corporation and developer and operator of the selfie app SNOW. In May 2017, we transferred our camera application business, including B612 and LINE Camera, which was operated by our wholly-owned subsidiary LINE Plus Corporation, to Snow Corporation to pursue further synergies. In exchange for such transfer, LINE Plus Corporation received newly issued common shares of Snow Corporation, after which our interest in Snow Corporation increased to 48.6%. Currently, LINE Corporation and LINE Plus Corporation together own an aggregate 34.0% interest in Snow Corporation and the remaining interest is owned by NAVER Corporation.

•	LINE MOBILE Corporation. In March 2018, in order to expand our MVNO business provided by LINE MOBILE, we entered into a partnership agreement with SoftBank Corporation

(“SoftBank”), pursuant to which our interest in LINE MOBILE decreased from 100.0% to 49.0% in April 2018, with SoftBank holding the remaining interest. This resulted in LINE MOBILE being accounted for as an associate under the equity method rather than as a consolidated subsidiary.

•

FOLIO Co., Ltd. In January 2018, we entered into a capital alliance partnership with FOLIO, pursuant to which we acquired a 41.4% interest in FOLIO on a fully-diluted basis, assuming that all stock options provided by FOLIO to its employees have been vested and exercised. FOLIO provides, starting in October 2018, investment management-related services on LINE Smart Invest, accessible through the LINE platform.

•

Venture Republic Inc. In August 2018, we entered into an alliance with Venture Republic, the operator of a leading online travel metasearch and media outlet in Japan, pursuant to which we acquired a 34.0% ownership interest in Venture Republic. We collaborate with Venture Republic to operate LINE TRAVEL jp, our one-stop travel metasearch service.

•

LINE Games Corporation. In November 2018, in order to secure funds needed to invest further in game development and platform expansion, we raised ~~W~~125 billion in a capital increase through a third-party allotment of new shares issued by LINE Games Corporation to Lungo Entertainment Ltd. (“Lungo”), a special-purpose entity established by the global investment firm Anchor Equity Partners (Asia) Limited, subsequent to which our interest in LINE Games Corporation decreased from 73.5% to 49.5%. This resulted in LINE Games Corporation being accounted for as an associate under the equity method rather than as a consolidated subsidiary.

Investments by LINE Financial

•

LINE Securities. In May 2018, LINE Corporation and LINE Financial entered into a joint venture agreement with Nomura and established LINE Securities Preparatory Corporation (“LINE Securities”) to offer online securities brokerage and securities investment consultation services on the LINE platform. LINE Financial holds a 51.0% interest in LINE Securities, with Nomura holding the remainder of the interest in LINE Securities. LINE Securities will begin operations once it has obtained the necessary regulatory approval.

•

LINE Credit. In order to offer an easily-accessible and reliable source of consumer finance to our users through the LINE platform, we established LINE Credit Corporation (“LINE Credit”) in May 2018. In November 2018, LINE Financial, Mizuho Bank (“Mizuho”) and Orient Corporation agreed to participate in a third-party allotment of new shares issued by LINE Credit, with the resulting shareholding ratio to be 51.0%, 34.0% and 15.0%, respectively. LINE Credit is currently preparing for the launch of LINE Score, a personal credit scoring service, and LINE Pocket Money, a personal unsecured loan service that would determine the terms of a user’s loan based on such user’s credit score generated by LINE Score, within 2019.

•

LINE Bank. LINE Financial has entered into several alliances with reputable banks to examine various ways to operate optimized partnership-based digital banking platforms in our major markets, outlined below:

•

Japan. In November 2018, LINE Financial and Mizuho agreed to establish a bank preparatory company in Japan through a joint venture. It is currently anticipated that LINE Financial will own 51.0% of the joint venture, with Mizuho holding the remainder of the interest in the joint venture. Through the bank preparatory company, we plan to obtain the regulatory approvals and licenses required to engage in the online banking business in Japan.

•

Taiwan. The Preparatory Office of LINE Financial Taiwan Limited (”LINE Bank Prep Office”) applied for an internet-only banking license from Taiwan’s Financial Supervisory Commission in February 2019. LINE Bank Prep Office consists of LINE Financial Taiwan Limited (“LINE Financial Taiwan”), a wholly-owned subsidiary of LINE Financial Asia, and six partners, four of which are banks (CTBC Bank Co., Ltd., Standard Chartered Bank (Taiwan) Ltd., Taipei Fubon Commercial Bank and Union Bank of Taiwan) and two of which are telecommunications companies (Far EasTone Telecommunications Co., Ltd. and Taiwan Mobile Co., Ltd.). It is currently expected that the bank, if established, will be 49.9% owned by LINE Financial Taiwan, 40.1% owned by the four banks and the remaining 10.0% owned by the two telecommunications companies.

•

Thailand. In December 2018, LINE Financial Asia established a joint venture with Kasikorn Vision Company Limited of Thailand, in which LINE Financial Asia holds a 49.99% interest, to launch a mobile banking application that would allow users to transfer funds and apply for personal loans on the LINE platform.

•

Indonesia. We are in the process of completing the acquisition of a 20.0% ownership interest in PT Bank KEB Hana Indonesia (“KEB Hana Indonesia”) through LINE Financial Asia Corporation Limited (“LINE Financial Asia”), a wholly-owned subsidiary of LINE Financial. Through this alliance, we plan to offer deposit and microcredit products and a variety of other online banking services in Indonesia.

Payment Mechanism for Our Users

Users of LINE and other applications offered on the LINE platform purchase products such as Stickers, in-game items or other in-app items primarily through the payment processing systems established by Apple App Store for iOS-based smartphones and Google Play for Android-based smartphones, for which such payment processing systems charge transaction fees based on a fixed percentage of the price paid by users. In addition, users of iOS- and Android-based smartphones may use LINE Coins as virtual credits for purchase of products and services on the LINE platform. Users may acquire LINE Coins, either by purchasing LINE Coins through their respective payment systems or converting their LINE Points into LINE Coins. We supplement such payment options with LINE Store, our web store accessible from mobile devices and personal computers, where users in select countries have the option to pay with prepaid cards or credit cards or through direct mobile billing that adds the purchase amount to their monthly phone bill. As part of our efforts to diversify payment options available for LINE users, we launched LINE Pay, our mobile payment service application, in December 2014.

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

Security

We invest in technology, processes and people as part of our commitment to safeguarding our users’ personal information. We use both third-party developed and proprietary technologies to protect our users, including an intrusion detection system to protect the data entrusted to us, and we rely on multiple layers of network segregation using firewalls to protect against attacks or unauthorized access. Our security team actively scans for security vulnerabilities using commercial tools, penetration tests, code security reviews and internal and external audits. Our internal policy is to implement protective measures to safeguard user information, and we have acquired international certifications in both information security and privacy. Upon the occurrence of a cyber-attack or unauthorized access, we take remedial measures to prevent the recurrence of such incidents in the future by collecting and analyzing threat intelligence related to the incident, enhancing authentication mechanisms and access controls on our servers, and developing and deploying additional malware detection and prevention systems.

Marketing and Sales

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

We utilize television commercials and internet and mobile advertising as well as product placements in television shows as our primary advertising channels, and we continually assess the effectiveness of such channels to ensure that we utilize the most suitable channel for each of the various types of products and services we aim to promote. For example, we have focused our advertising efforts in recent years on publicizing our new products and services or major updates to our existing products or services, with a particular focus on our LINE Pay service. Our marketing expenses were ¥11,833 million in 2016, ¥15,477 million in 2017 and ¥20,311 million in 2018, excluding personnel-related costs of our marketing staff. While we believe that our ability to grow through network effects associated with the LINE platform will be fundamental to our growth in global markets, we expect to continue to invest significantly in marketing and promotional activities to further promote such growth.

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

Technology

We have assembled a team of highly skilled engineers and computer scientists whose expertise spans a broad range of technical areas. We have made significant investments in scalable infrastructure to support large-scale, real-time messaging systems, data management and analytics technologies, advertising technology, game development and publishing technologies and voice and video call quality solutions. In recent years, we have invested significant time and resources in developing and strengthening our capabilities in fintech, AI and blockchain technology.

Scalable Infrastructure to Support Large-Scale Systems

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

Our infrastructure enables the storage and processing of large datasets and deployment of our products and services to our users on a global basis. As our user base grows and the level of engagement and activities on our platform continues to increase in tandem with our introduction of new products and services, we will continue to expand our computing infrastructure to sustain and further improve our operating efficiency and to provide our products and services quickly and reliably to all users around the world. Our core messaging system enables real-time processing of a large amount of user traffic and serves as the basis for our LINE platform operations. Likewise, our scalable server infrastructure allows us to quickly ramp up capacity as we launch new products and services, including those that deploy increasingly sophisticated functionalities, such as our new fintech-related applications.

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

•	a large-scale data management and analytics system that extracts hidden elements of advertisement performance from large volumes of relevant data;

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

AI Technology

In March 2017, we launched LINE Clova, a next-generation AI platform designed to enrich our users’ daily lives by integrating a wide array of advanced technologies based on human senses, such as voice recognition, artificial neural network and interactive engine systems. We believe that the creation of a one-stop LINE Clova ecosystem will provide a solid foundation for the delivery of our products and services in the foreseeable future. Accordingly, we plan to continue to expend significant time and resources in strengthening our capabilities in AI. Key areas of our investments include the following:

•	expansion of partnerships and alliances with third-party developers, manufacturers and content providers to develop additional services to be offered on the LINE Clova ecosystem;

•	improving the functionalities of LINE Clova-integrated smart speakers and other AI-based systems and devices to allow for a more seamless and innovative interaction between us and our users; and

•

research and development focused on next-generation AI capabilities, such as the development of a personalization engine that understands our users’ tastes and preferences for various contents based on their activity logs and automatically supplies them with services tailored to their needs.

Blockchain Technology

In August 2018, we launched LINK, the base digital token for our blockchain ecosystem, and we are currently in the process of developing and launching a variety of dApps to be offered in our blockchain ecosystem. The operation of our blockchain ecosystem, built upon the circulation of LINK as the main currency, is powered by LINK Chain, our own brand of blockchain infrastructure that consists of decentralized, distributed digital ledgers of economic transactions made in cryptocurrencies and maintained on a peer-to-peer network. We believe that LINK Chain, given its resistance to manipulation of data and other technological benefits, provides a solid foundation for the growth of our blockchain ecosystem, and as such, plan to continue to expend a significant amount of resources in strengthening our capabilities in blockchain-related technologies. Key areas of our investments include the following:

•

expansion of partnerships and alliances with other players in the blockchain industry to adopt existing technologies and research new blockchain technologies, including core consensus algorithms, virtual machines and smart contracts;

•

improving performance and scalability of LINK Chain through the development of an inter-chain protocol that connects multiple blockchains in order to secure enough capacity for an increasing number of participants in our blockchain ecosystem; and

•

enhancements to our development framework, a one-stop development toolkit and a programming interface with a complete set of wallets, dashboards and other administrative tools, which enables service operators in our blockchain ecosystem to seamlessly adopt blockchain technology into their services.

Competition

We compete against various companies to attract and engage users, some of which have greater financial resources and substantially larger user bases. We face direct competition from other mobile messaging service providers such as Facebook’s WhatsApp and Messenger and Tencent’s WeChat, as well as mobile messaging services for specific operating platforms such as Apple’s iMessage. We also face significant competition in almost every aspect of our business, including from companies such as Facebook, Google, Twitter and Yahoo Japan.

We face competition from mobile telecommunications companies, game companies, music and video streaming companies, mobile payment companies, fintech companies, AI companies, e-commerce companies and other internet-related companies that offer products and services that may compete with specific features of the LINE messaging service or other applications that we offer. We also compete with traditional and online media businesses for a share of advertisers’ budgets and in the development of tools and systems for managing and optimizing advertising campaigns. As we introduce new products and our existing products evolve, or as other companies introduce new products and services, we may become subject to additional competition.

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

•

Personnel. We experience significant competition for highly skilled personnel, including senior management, engineers, designers, product managers and professionals with expertise in the fintech, AI and blockchain technology domains. Our growth strategy depends in part on our ability to retain our existing personnel and recruit highly skilled employees. Competition for highly skilled personnel is intense, particularly in Japan where our headquarters is located, and we compete for qualified personnel with online and mobile businesses, other companies in the technology industry and traditional media businesses. We believe that our ability to compete effectively for highly skilled personnel depends on many factors, including a work environment that encourages independence, creativity and innovation; opportunities to work on challenging, meaningful and important products; and compensation.

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

As a result of a recent amendment to the Banking Act of Japan (the “Banking Act”), providers of Electronic Settlement Services (as defined under the Banking Act) are subject to the Banking Act starting on June 1, 2018. Any business operator which, upon entrustment from customers (such as depositors), acquires information from banks concerning deposit accounts and provides such information to customers through an application programming interface (“API”) provided by such banks needs to be registered with the competent local finance bureau of the Ministry of Finance as an Electronic Settlement Agent (as defined under the Banking Act). We are registered as an Electronic Settlement Agent in connection with our LINE Kakeibo service. An Electronic Settlement Agent is also required to enter into contracts with banks in connection with the use of APIs by no later than May 31, 2020. Such contracts must include, among others, provisions relating to the allocation of liability for any loss or damage that may arise in connection with Electronic Settlement Services. Furthermore, an Electronic Settlement Agent is required to provide its customers with certain important information relating to the applicable Electronic Settlement Service, including policies regarding compensation for loss or damage suffered by customers. The FSA has the authority to issue a business improvement order or a business suspension order, or cancel our registration if we fail to comply with such regulations.

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

Regulations on Money Lending Businesses

The Money Lending Business Act of Japan (the “Money Lending Act”) governs the operation of money lending businesses. In accordance with the Money Lending Act, and in preparation for the launch of LINE Pocket Money, our loan service, we have registered as a Money Lender (as defined under the Money Lending Act) with the KLFB in December 2018, and are currently subject to certain strict regulations that govern money lending operations. We are supervised by the FSA, which has the authority to review our operations and inspect our records in order to monitor our compliance with the relevant regulations. The FSA is authorized to issue a business improvement order or a business suspension order, or cancel our registration if we fail to comply with the Money Lending Act.

The Money Lending Act requires registered Money Lenders to provide borrowers (and any guarantors) with a written notice of, or an electronic communication containing (subject to the borrowers’ prior consent), the following: (a) the terms and conditions of the loan at the time of, or promptly after, the execution of the loan agreement or any guarantee agreement; and (b) repayment amounts received and the application of those amounts to the principal and interest owed, as well as the customer’s remaining balance, at the time of each repayment. In addition, prior to issuing a loan, registered Money Lenders are required to evaluate, using information available from designated third-party information providers, the borrowers’ ability to repay the principal and interest amounts of the loans. Lending by registered Money Lenders is generally prohibited if an individual borrower’s aggregate amount of outstanding loans from all registered Money Lenders after the extension of an additional loan will exceed one-third of such borrower’s annual income.

Regulations on Financial Instruments Intermediary Businesses

The FIEA governs, and the FSA regulates, the financial instruments intermediary business, such as LINE Smart Invest, our investment management-related service that allows our users to engage in investment services offered by FOLIO, an online investment management company. Such business is conducted solely under entrustment by FOLIO, which is licensed as a financial instruments business operator, and our activities are performed on behalf of FOLIO. Our scope of business is limited to intermediary services and does not extend to brokerage or agency services. In addition, with regard to our financial instruments intermediary service, we are prohibited from receiving deposits of money or securities from customers. The FSA is authorized to require us to file certain reports, and may issue a business improvement order or business suspension order, or cancel our registration if we fail to comply with the relevant regulations.

Regulations on Solicitation Regarding Insurance Policies

Under the Insurance Business Act of Japan (the “Insurance Act”), non-life insurance solicitors, including sales representatives, must be registered with the director of the relevant local finance bureau of the Ministry of Finance. In order to operate LINE Insurance, our non-life insurance service based on an alliance between LINE Financial and Sompo Japan, LINE Financial has registered with the Director of the KLFB. The Insurance Act prohibits certain solicitation activities or omissions, such as the provision of false notice or non-disclosure of important matters, and we are required to (i) ascertain the customer’s needs and propose insurance products that are in line with such customer’s needs and (ii) provide customers with information on insurance products and other necessary information during the process of insurance solicitation. The Director of the KLFB is authorized to issue a business improvement order or a business suspension order, or cancel our registration if we fail to comply with such regulations.

Item 4.C.	Organizational Structure

The following table sets out the jurisdiction of incorporation and our ownership interests of our significant subsidiaries as of December 31, 2018:

Name	Jurisdiction of Incorporation	Percentage of Ownership
FIVE Inc.	Japan	100.0%
Gatebox Inc.	Japan	51.0%
LINE Digital Frontier Corporation	Japan	70.0%
LINE Financial Corporation	Japan	100.0%
LINE Fukuoka Corp.	Japan	100.0%
LINE GAME Global Gateway, L.P.	Japan	100.0%
LINE Part-Time Job, Ltd.	Japan	60.0%
LINE Pay Corporation	Japan	100.0%
LINE Ventures Global Limited Liability Partnership	Japan	100.0%
LINE Ventures Japan Limited Liability Partnership	Japan	100.0%
LVC Corporation	Japan	100.0%
M.T.Burn Inc.	Japan	50.5%
LFG HOLDINGS LIMITED	Hong Kong	100.0%
LINE Financial Asia Corporation Limited	Hong Kong	100.0%
LINE Biz Plus Corporation	Korea	100.0%
LINE C&I Corporation	Korea	100.0%
LINE Friends Corporation	Korea	100.0%
LINE Plus Corporation	Korea	100.0%
NemusTech Co., Ltd.	Korea	94.2%
Unblock Corporation	Korea	100.0%
LINE SOUTHEAST ASIA CORP. PTE. LTD.	Singapore	100.0%
Line Biz+ Taiwan Limited	Taiwan	70.0%
LINE Taiwan Limited	Taiwan	100.0%
LINE Company (Thailand) Limited	Thailand	50.0%
LINE VIETNAM JOINT STOCK COMPANY	Vietnam	98.8%

For further details on our subsidiaries, see Note 30 of the notes to our annual consolidated financial statements.

Item 4.D.	Property, Plants and Equipment

As of December 31, 2018, we had ¥24,726 million of property and equipment, which primarily consisted of our servers and networking equipment, and leased office facilities in Japan and other countries, including approximately 19,799 square meters for our corporate headquarters in Tokyo, Japan. In April 2017, we relocated our head offices to a new location in Shinjuku, Tokyo, pursuant to a lease agreement.

Item 4A.	Unresolved Staff Comments

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5.	Operating and Financial Review and Prospects

Item 5.A.	Operating Results

Overview

We are a leading global platform for mobile messaging and communication services, content distribution and life and financial services. Our mobile messaging application, which is the foundation of our “messaging services” and operates on all major mobile operating systems, enables our users to communicate through free instant messaging, Stickers and voice and video calls and serves as a smart portal to our other applications and services. We provide users with access to a wide range of social and creative content and services that satisfy our users’ individual needs for access to information and entertainment such as mobile games and music through our “content services,” as well as connected solutions that aim to satisfy increasingly sophisticated day-to-day needs of LINE users and further enhance their life and financial welfare, including fintech services such as mobile payment and other financial services offered on the LINE platform, through our “life and financial services.” We believe that the integration on our LINE platform of content and services offers our users a convenient way to connect and have fun with their family and friends, explore and share their interests and satisfy their daily needs with greater ease, which we believe enriches the user experience and ultimately contributes to higher user loyalty, while creating value for advertisers by connecting them with their target audience using the LINE platform.

We believe LINE is the leading mobile messaging application in Japan, Thailand and Taiwan in terms of number of users, and we have obtained substantial numbers of users in other parts of Asia, including Indonesia. We have achieved this growth through active marketing of LINE as well as customizing our content offerings to suit local preferences and needs. We believe the scale and growth of our user base in many countries provide us with powerful network effects, whereby LINE becomes more valuable with more users and creates additional incentives for existing users to encourage new users to join and to stay connected to their circle of friends. We benefit from such network effects where more activity on LINE leads to the creation and distribution of more content, which in turn attracts more users, platform partners and advertisers. We will continue to invest in new products and services and enhancements to our existing products and services, with the goal of further expanding our user base and increasing user engagement.

We generate revenue in a variety of ways and from various participants active on our global platform. Our revenues are primarily generated from our advertising products and services, LINE Games and Stickers. While our revenue growth prior to 2016 has been led primarily by LINE Games and Stickers, our revenue growth in 2016, 2017 and 2018 was primarily driven by our advertising products and services, particularly the growth of our “display ads.” We generated revenues of ¥140,704 million in 2016, ¥167,147 million in 2017 and ¥207,182 million in 2018, representing revenue growth of 18.8% from 2016 to 2017 and 24.0% from 2017 to 2018.

Prior to and during our fiscal year ended December 31, 2017, we had a single reportable segment. On January 31, 2018, our board of directors approved the establishment of two reportable segments, consisting of our “core business” segment and our “strategic business” segment, in response to the expansion of our business and evolution of our business strategy.

Our reportable segments currently consist of:

•	Our “core business” segment that includes:

•

“Advertising” consisting of (i) “display advertising” that utilizes our various communication and content offerings, such as Timeline, LINE NEWS and LINE TODAY, (ii) “account advertising” products and services such as Official Accounts, LINE@, Sponsored Stickers and LINE Point Ads and (iii) “other advertising” products and services such as LINE Part-time Job, livedoor and Matome; and

•

“Communication, content and others” consisting of (i) “communication” products and services such as Stickers and Themes created by third parties and sold on LINE Creators Market as well as Stickers and Themes created by us, (ii) “content” products and services such as LINE Games, LINE PLAY, LINE Manga, LINE Music and LINE Fortune, and (iii) “others” consisting of miscellaneous products and services.

•	Our “strategic business” segment that includes:

•	“LINE Friends” products and services mainly consisting of sales of LINE characters merchandise; and

•

“Others” primarily consisting of fintech businesses (including LINE Pay and other financial services delivered through the LINE platform), the LINE Clova AI platform, blockchain-related initiatives and e-commerce. This segment also included LINE Mobile until April 2018, when LINE MOBILE, the provider of MVNO services, started to be accounted for as an associate under the equity method rather than as a consolidated subsidiary.

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

	For the month of
	Mar. 2016	Jun. 2016	Sep. 2016	Dec. 2016	Mar. 2017	Jun. 2017	Sep. 2017	Dec. 2017	Mar. 2018	Jun. 2018	Sep. 2018	Dec. 2018
	(in millions)
Japan	61	62	64	66	68	70	71	73	75	76	78	79
Thailand	39	39	40	41	42	41	42	42	42	43	44	44
Taiwan	19	19	19	20	20	20	20	20	21	21	21	21
Indonesia	33	37	39	40	41	38	35	32	27	24	22	20

Changes in MAUs affect our revenues and financial performance by influencing the volume of transactions on LINE, the number of advertisers we are able to attract and the rates we can charge such advertisers, as well as our expenses. From our inception, we experienced our largest user growth in Japan, Thailand, Taiwan and Indonesia. For example, our aggregate MAUs in Japan, Thailand and Taiwan were 127 million in December 2016, 135 million in December 2017 and 144 million in December 2018. Despite such growth, the growth rate of our users in such markets has declined over time as we achieved higher penetration rates in those markets. In Indonesia, we have experienced a decrease in the number of our MAUs starting in the second quarter of 2017 primarily due to intensified competition in that market, and our MAUs in Indonesia were 40 million in December 2016, 32 million in December 2017 and 20 million in December 2018. We strive to retain active users as well as pursue MAU growth in our key markets. For example, we try to incentivize additional users to exchange messages and add more friends through promotional events, as well as broaden the ways users can interact with their friends on our games and other content applications.

User Engagement

Changes in user engagement also affect our revenues and financial performance. Growth in user engagement enhances our ability to deliver relevant content to users and increase the opportunities for us to generate revenues. Growth in user engagement also generally results in increases in our expenses and capital expenditures required to support user activity. Our average DAUs represented approximately 77% of our MAUs in our four largest markets of Japan, Taiwan, Thailand and Indonesia in December 2018. Our average DAUs represented approximately 85% of our MAUs in Japan alone, our largest market, in December 2018.

We measure user engagement of communication products and services using various metrics, including daily average number of messages sent and received and daily average number of Stickers sent. While sending and receiving messages is free, when sending messages, our users often include in their messages purchased Stickers, which is our primary revenue source within our communication products offerings. In addition, these metrics affect the attractiveness of our LINE advertising products and services as a medium for advertisers, which in turn impacts our advertising revenue. These metrics have decreased in recent years due to a general decline in our global MAUs. Such metrics for the months indicated were as follows:

	For the month of
	Mar. 2016	Jun. 2016	Sep. 2016	Dec. 2016	Mar. 2017	Jun. 2017	Sep. 2017	Dec. 2017	Mar. 2018	Jun. 2018	Sep. 2018	Dec. 2018
	(in millions)
Daily average number of messages sent.	4,211	4,347	4,404	4,382	4,602	4,609	4,500	4,157	4,214	4,220	4,136	4,004
Daily average number of messages received	16,186	17,866	19,998	20,682	22,894	24,597	24,588	23,464	23,163	23,899	23,414	22,624
Daily average number of Stickers sent	389	397	384	407	441	433	413	381	403	411	389	374

We measure user engagement of LINE Games primarily using MAUs of LINE Games. While downloading LINE Games is free, our active users often purchase in-game items to enhance their game experience, which is a key revenue source for us. MAUs of LINE Games may fluctuate depending on the level of popularity of our game titles at any given time, although MAUs of LINE Games have generally declined in recent years in line with a decline in global MAUs. The MAUs of LINE Games for the months indicated were as follows:

	For the month of
	Mar. 2016	Jun. 2016	Sep. 2016	Dec. 2016	Mar. 2017	Jun. 2017	Sep. 2017	Dec. 2017	Mar. 2018	Jun. 2018	Sep. 2018	Dec. 2018
	(in millions)
MAUs of LINE Games(1)	31	29	27	27	26	23	22	20	19	16	19	18

(1)	Represents the number of user accounts that accessed any LINE Game through mobile devices at least once during the month indicated.

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

We review MPUs, including MPUs of LINE Games, as a measure to evaluate trends in monetization. MPUs, including MPUs of LINE Games, may fluctuate depending on the level of success of our monetization efforts utilizing the line-up of our products and services. The following table sets forth the number of our total MPUs and MPUs of LINE Games for the months indicated:

	For the month of
	Mar. 2016	Jun. 2016	Sep. 2016	Dec. 2016	Mar. 2017	Jun. 2017	Sep. 2017	Dec. 2017	Mar. 2018	Jun. 2018	Sep. 2018	Dec. 2018
	(in millions)
Total MPUs(1)	8.4	8.1	7.8	9.4	8.5	8.4	8.1	9.5	8.6	7.9	7.8	9.6
MPUs of LINE Games(2)	1.6	1.4	1.4	1.3	1.4	1.3	1.2	1.1	1.1	1.0	1.2	1.1

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

We also review various performance indexes, including number of Official Accounts for account ads, impressions for display ads and page views for our portal ads, to evaluate trends in monetization through our advertising services and products. Impressions are viewings of display ads by users while they access our products and services for which we typically generate revenues. Because our display ads are sold through either a bid-based CPM or CPC pricing model in which the advertiser pays for qualifying impressions or click-through volume, the number of paid impressions displayed is an indicator of our ability to monetize our users’ viewing of advertisements on the LINE platform. The following table sets forth the number of total impressions on the LINE platform for the quarterly periods indicated:

	For the three months of
	Jan.-Mar. 2017	Apr.-Jun. 2017	Jul.-Sep. 2017	Oct.-Dec. 2017	Jan.-Mar. 2018	Apr.-Jun. 2018	Jul.-Sep. 2018	Oct.-Dec. 2018
	(in millions)
Total impressions	12,275	14,668	15,940	15,985	17,671	21,167	23,265	23,568

In recent years, an increasing portion of our revenues has been generated through such monetization. A breakdown of our advertising revenues by major category for the years ended December 31, 2016, 2017 and

2018, with the figures for the years ended December 31, 2016 and 2017 restated to reflect the bifurcation of our reportable segments (see “— Overview”), is as follows:

	For the Year Ended December 31,
	2016		2017		2018
	Amount	%	Amount	%	Amount	%
	(in millions of yen, except percentages)
Advertising:
LINE advertising
Display advertising(1)	¥10,448	19.1%	¥26,609	35.0%	¥36,221	33.5%
Account advertising(2)	33,986	62.2	38,929	51.3	56,714	52.4

Sub-total	44,434	81.4	65,538	86.3	92,935	85.9
Other advertising(3)	10,186	18.6	10,433	13.7	15,302	14.1

Total	¥54,620	100.0%	¥75,971	100.0%	¥108,237	100.0%

(1)	Primarily consists of revenues from display ads posted on Timeline, LINE NEWS, LINE TODAY and other content offerings on the LINE platform, including LINE Manga and LINE BLOG.
(2)	Primarily consists of revenues from Official Accounts, LINE@, Sponsored Stickers and LINE Point Ads.
(3)	Primarily consists of revenues from advertising services offered on LINE Part-time Job, livedoor and Matome. The operations of LINE Part-time Job were consolidated starting in April 2018.

We intend to invest in our global operations in order to increase monetization outside of Japan, especially in our three other key countries of Taiwan, Thailand and Indonesia. We generated 71.7%, 72.6% and 71.6% of our revenues in Japan in 2016, 2017 and 2018, respectively, and we expect to continue to derive a significant portion of our revenues from Japan in the near future. Certain global markets are not as familiar with new forms of digital advertising, such as our Official Accounts, Sponsored Stickers, LINE Point Ads and display ads posted on Timeline. In such markets, we are investing in marketing efforts to help our users and advertisers understand and take advantage of the benefits of products and services offered on the LINE platform.

For a discussion of the impact of the adoption of IFRS 15 on revenue recognition for our advertising products and services, see “Item 5.B. Liquidity and Capital Resources — Critical Accounting Judgments, Estimates and Assumptions — Revenue Recognition — Revenue Recognition for Stickers, Sponsored Stickers, LINE Point Ads and Advertising Services” and Note 3(30) of the notes to our annual consolidated financial statements.

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

In 2018, we launched various new products and services to further enhance the LINE platform, in particular in fintech-related businesses. In order to diversify the payment options available to our LINE Pay users, we have made significant investments in promoting our LINE Pay mobile payment services by enhancing our payment infrastructure that provides settlement through QR and other barcodes, NFC and LINE Pay Cards. In July 2018, we launched BITBOX, a cryptocurrency exchange established in Singapore to facilitate the exchange of cryptocurrencies. In November 2018, we launched LINE Kakeibo, a free personal financial account and asset management service that allows our users to manage their income and expenses more efficiently by consolidating a user’s bank accounts, credit cards, reward programs and e-commerce services into a central database. We are also continuing to expend significant time and resources in enhancing our capabilities in AI.

For example, in June 2018, we launched Clova Friends mini, which is a miniature yet enhanced version of Clova Friends, and in July 2018, we released the Clova Extensions Kit, a development kit that allows third-party developers to scale LINE Clova functionalities. We also launched various initiatives utilizing blockchain technology in 2018, including LINK, the base digital token to be used to access a number of dApps to be offered in our blockchain ecosystem, which we launched in August 2018. See “Item 4.B. Business Overview — Our Products and Services.” We plan to continue to pursue collaboration opportunities with third parties to develop additional content services as well as life and financial services to be offered on the LINE platform that are designed to further enrich our users’ daily lives.

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

Marketing and Brand Promotion

As we continue to increase our footprint, we engage in active marketing campaigns to promote new products and services, build our brand and expand our user base. We utilize television commercials and internet and mobile advertising as well as product placements in television shows as our primary advertising channels, and we continually assess the effectiveness of such channels to ensure that we utilize the most suitable channel for each of the various types of products and services we aim to promote. Our marketing expenses, which consist primarily of costs related to advertising on mass media (primarily television advertising) and advertising on mobile applications, but excluding personnel-related costs of our marketing staff, were ¥11,833 million, ¥15,477 million and ¥20,311 million in 2016, 2017 and 2018, respectively. While we believe that our ability to grow through network effects will be fundamental to our growth, we expect to continue to invest significantly in marketing activities, including activities to further promote the growth we have experienced to date as we enter new markets and seek to expand our presence in existing markets. In 2019, we expect to increase our marketing expenses, in part due to promotion of our fintech-related products and services, including LINE Pay. Our quarterly marketing expense has fluctuated in the past and will fluctuate in the future.

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

Investment in Talent

We intend to continue to invest in hiring and retaining talented employees to grow our business and increase our revenues. We had 5,595 full-time employees as of December 31, 2018, compared to 4,344 as of December 31, 2017 and 3,085 as of December 31, 2016. We expect to increase our personnel for the foreseeable future as we continue to invest in the growth of our business, in particular fintech-related services as well as our LINE Clova AI platform and blockchain-related initiatives. We have also made and intend to continue to make acquisitions that increase the number of our engineers, designers, product managers and other personnel with specific technology expertise. In addition, we must retain our high-performing personnel in order to continue to develop, sell and market our products and services and manage our business.

We offer stock options as well as equity-settled and cash-settled employee stock ownership plans for our directors and employees. For a discussion of our share-based payments, see Note 27 of the notes to our annual consolidated financial statements and “Item 6.E. Share Ownership.” The stock options vest upon the satisfaction of service conditions. In connection with our share-based payments, we recorded expenses of ¥9,519 million, ¥2,686 million and ¥2,528 million in 2016, 2017 and 2018, respectively.

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

Recently Adopted Accounting Standards — The Impact of IFRS 15

Starting on January 1, 2018, we have adopted IFRS 15, a new accounting standard issued by the IASB that establishes a five-step revenue recognition model that applies to all revenue generated from contracts with customers, regardless of the type of transaction or the industry, with limited exceptions. In addition to the five-step model, the standard specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. If those costs are expected to be recovered, they can be capitalized and subsequently amortized and tested for impairment. IFRS 15 also applies to the recognition and measurement of gains and losses on the sale of some non-financial assets that are not an output of an entity’s ordinary activities, such as sales of property, plant and equipment or intangibles.

We have adopted IFRS 15 by applying the modified retrospective method, which records the cumulative amount of the impact at the beginning balance of retained earnings upon adoption. Accordingly, the financial information related to periods prior to January 1, 2018 contained in our annual consolidated financial statements have not been restated for the adoption of IFRS 15 and continue to be presented under International Accounting Standard (“IAS”) 18 Revenue and other standards (collectively, “IAS 18 and Other Standards”).

The adjustments made to line items presented in our consolidated statements of comprehensive income for the year ended December 31, 2018 due to the change from IAS 18 and Other Standards applied previously to IFRS 15 are as follows:

	For the year ended December 31, 2018
	Under IAS 18 and Other Standards	Remeasurement	Under IFRS 15
	(in millions of yen)
Revenues and other operating income:
Revenues	¥197,789	¥9,393	¥207,182
Other operating income	28,099	—	28,099

Total revenues and other operating income	225,888	9,393	235,281
Operating expenses:
Payment processing and licensing expenses	(30,811)	(12)	(30,823)
Sales commission expenses	(7,068)	(8,892)	(15,960)
Employee compensation expenses	(57,493)	—	(57,493)
Marketing expenses	(20,311)	—	(20,311)
Infrastructure and communication expenses	(10,483)	—	(10,483)
Outsourcing and other service expenses	(31,825)	—	(31,825)
Depreciation and amortization expenses	(11,135)	—	(11,135)
Other operating expenses	(40,846)	(295)	(41,141)

Total operating expenses	(209,972)	(9,199)	(219,171)

Profit from operating activities	15,916	194	16,110

Profit before tax from continuing operations	3,160	194	3,354
Income tax expenses	(9,463)	(59)	(9,522)

Loss for the year from continuing operations	(6,303)	135	(6,168)

Loss for the year	¥(5,927)	¥135	¥(5,792)

For a discussion of the adoption of IFRS 15 and the adjustments made to line items presented in our annual consolidated financial statements due to the change from IAS 18 and Other Standards applied previously to IFRS 15, including the impact on the line items in the consolidated statements of financial position, see “Item 5.B. Liquidity and Capital Resources — Critical Accounting Judgments, Estimates and Assumptions — Revenue Recognition” and Note 3(30) of the notes to our annual consolidated financial statements.

Major Components of Our Results of Operations

Revenues

A breakdown of our revenues by major category and changes therein for the years ended December 31, 2016, 2017 and 2018, based on the bifurcation of our reportable segments (see “— Overview”), with the figures for the years ended December 31, 2016 and 2017 restated to reflect such bifurcation, is as follows:

	For the year ended December 31,
	2016		2017		2018
	Amount	%	Amount	%	Amount	%
	(in millions of yen, except percentages)
Core business segment:
Advertising:
Display advertising(1)	¥10,448	7.4%	¥26,609	15.9%	¥36,221	17.5%
Account advertising(2)	33,986	24.2	38,929	23.3	56,714	27.4
Other advertising(3)	10,186	7.2	10,433	6.2	15,302	7.4

Sub-total	54,620	38.8	75,971	45.4	108,237	52.2
Communication, content and others:
Communication(4)	¥29,290	20.8	¥30,225	18.1	¥28,527	13.8
Content(5)	44,784	31.8	40,144	24.0	38,237	18.5
Others	1,711	1.2	2,816	1.7	3,397	1.6

Sub-total	75,785	53.9	73,185	43.8	70,161	33.9

Total core business segment	130,405	92.7	149,156	89.2	178,398	86.1

Strategic business segment:
LINE Friends(6)	9,383	6.7	12,299	7.4	19,579	9.5
Others(7)	916	0.7	5,692	3.4	9,205	4.4

Total strategic business segment	10,299	7.3	17,991	10.8	28,784	13.9

Total	¥140,704	100.0%	¥167,147	100.0%	¥207,182	100.0%

(1)	Primarily consists of revenues from display ads posted on Timeline, LINE NEWS and LINE TODAY.
(2)	Primarily consists of revenues from Official Accounts, LINE@, Sponsored Stickers and LINE Point Ads.
(3)	Primarily consists of revenues from LINE Part-time Job, livedoor and Matome. The operations of LINE Part-time Job were consolidated starting in April 2018.
(4)	Primarily consists of sales of Stickers and Themes created by third parties and sold on LINE Creators Market as well as Stickers and Themes created by us.
(5)	Primarily consists of sales of virtual items of LINE Games, LINE PLAY, LINE Manga, LINE Music and LINE Fortune.
(6)	Primarily consists of revenues from sales of LINE characters merchandise at our retail stores.
(7)

Primarily consisting of fintech businesses (including LINE Pay and other financial services delivered through the LINE platform), the LINE Clova AI platform, blockchain-related initiatives and e-commerce. This segment also included LINE Mobile until April 2018, when LINE MOBILE, the provider of MVNO services, started to be accounted for as an associate under the equity method rather than as a consolidated subsidiary.

For a discussion of how we recognize revenues for different services, see Note 3(22) of the notes to our annual consolidated financial statements.

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

•

Sales commission expenses. Sales commission expenses are primarily fees paid to advertising agencies that provide services related to the creation and delivery of advertising products offered on the LINE platform. Prior to our adoption of IFRS 15 starting on January 1, 2018, such expenses were included under “authentication and other service expenses” because such amounts were considered immaterial. In accordance with IFRS 15, however, we now recognize revenue on a gross basis prior to separating out the portion to be paid to advertising agencies, which increased our advertising revenue as well as expenses to be paid to such advertising agencies (see “Item 5.B. Liquidity and Capital Resources — Critical Accounting Judgments, Estimates and Assumptions — Revenue Recognition — Revenue Recognition for Stickers, Sponsored Stickers, LINE Point Ads and Advertising Services”). Given such increase, sales commission expenses are now recorded separately, with the remaining “authentication and other services expenses” re-categorized as “outsourcing and other service expenses” (see “— Outsourcing and other service expenses” below).

•	Employee compensation expenses. Employee compensation expenses are our personnel-related costs, including salaries, benefits and share-based compensation.

•

Marketing expenses. Our marketing expenses consist primarily of costs related to (i) advertising on mass media, primarily television advertising, (ii) advertising on mobile applications and (iii) brand promotional events. Our marketing expenses do not include compensation expenses of our marketing personnel, which are included in employee compensation expenses.

•

Infrastructure and communication expenses. Infrastructure and communication expenses consist primarily of co-location charges incurred by us that are required for operation of the LINE platform and data centers, including fees for data transmission, data center infrastructure fees for maintenance of a suitable operating environment, server rental fees and server connection fees.

•

Outsourcing and other service expenses. Previously known as “authentication and other service expenses” prior to our adoption of IFRS 15 starting on January 1, 2018, outsourcing and other service expenses primarily relate to (i) fees paid for services outsourced to third parties related to the development of various products and services offered by us, (ii) fees paid to various entities related to content production and (iii) fees paid for server maintenance activities.

•

Depreciation and amortization expenses. Depreciation and amortization expenses primarily relate to depreciation of property and equipment, which is computed using the straight-line method based on the depreciable amount of the assets over their respective useful lives.

•

Other operating expenses. Other operating expenses primarily relate to rent, cost of goods sold relating to the sale of our products, provisions for the redemption of LINE Points, travel, supplies, professional fees, taxes and dues, training and other miscellaneous operating expenses.

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

Share of Profit (Loss) of Associates and Joint Ventures

Our share of profit (loss) of associates and joint ventures consists of our share of the profits or losses of our investees in which we have significant influence. We account for our investments in such entities using the equity method, under which our share of the profits or losses is determined based on our proportionate ownership interest.

Income Tax Expenses

Our income tax expenses mainly consist of current income taxes in Japan and Korea, and deferred income taxes and changes in the related assessment of the recoverability of deferred tax assets reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes. The statutory tax rate applicable to corporations in Japan in 2018 was 31.7%. Under current Korean tax regulations, the statutory tax rate applicable to us in Korea in 2018 was approximately 22.0%. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled.

Profit (Loss) from Discontinued Operations, Net of Tax

On February 12, 2016, after careful assessment of the overall performance of MixRadio, the financial challenges posed by the music streaming market, changing market conditions, an increase in the cost of maintaining the business and a shift in our overall priorities, our board of directors approved the liquidation of our MixRadio operations, which liquidation became effective on March 21, 2016. As a result, we have retrospectively classified the MixRadio business as a discontinued operation in our consolidated financial statements as of and for the year ended December 31, 2015 and recognized impairment charges of ¥4.6 billion in the fourth quarter of 2015. We also incurred additional restructuring costs of ¥1,165 million for employee termination benefits and ¥126 million for the termination of office lease contracts in 2016 as a result of the liquidation of the MixRadio operations. In 2018, we recognized a ¥566 million gain from discharge of debt in connection with the liquidation of the MixRadio operations. For more information, see Note 23 of the notes to our annual consolidated financial statements.

Results of Operations

The following table presents our selected statements of profit or loss data for the periods indicated.

	For the year ended December 31,
	2016	2017	2018
	(in millions of yen)
Revenues and other operating income:
Revenues(1)	¥140,704	¥167,147	¥207,182
Other operating income	5,892	12,011	28,099

Total revenues and other operating income	146,596	179,158	235,281
Operating expenses:
Payment processing and licensing expenses	(29,781)	(29,589)	(30,823)
Sales commission expenses(2)	(615)	(899)	(15,960)
Employee compensation expenses	(39,445)	(42,469)	(57,493)
Marketing expenses	(11,833)	(15,477)	(20,311)
Infrastructure and communication expenses	(7,770)	(9,087)	(10,483)
Outsourcing and other service expenses(2)	(13,779)	(24,007)	(31,825)
Depreciation and amortization expenses	(5,100)	(7,149)	(11,135)
Other operating expenses	(18,376)	(25,403)	(41,141)

Total operating expenses	(126,699)	(154,080)	(219,171)

Profit from operating activities	19,897	25,078	16,110
Finance income	87	257	413
Finance costs	(65)	(26)	(519)
Share of loss of associates and joint ventures	(833)	(6,321)	(11,148)
Loss on foreign currency transactions, net	(43)	(818)	(902)
Other non-operating income	9	1,963	869
Other non-operating expenses	(1,062)	(1,988)	(1,469)

Profit before tax from continuing operations	17,990	18,145	3,354
Income tax expenses	(8,904)	(9,922)	(9,522)

Profit (loss) for the period from continuing operations	9,086	8,223	(6,168)
Profit (loss) from discontinued operations, net of tax	(1,982)	(13)	376

Profit (loss) for the period	¥7,104	¥8,210	¥(5,792)

(1)

For a discussion of the impact of our adoption of IFRS 15 on revenue recognition, see “Item 5.B. Liquidity and Capital Resources — Critical Accounting Judgments, Estimates and Assumptions — Revenue Recognition” and Note 3(30) of the notes to our annual consolidated financial statements.

(2)

Due to our adoption of IFRS 15 starting on January 1, 2018, “sales commission expenses,” which were part of “authentication and other service expenses” prior to January 1, 2018, are now presented separately as a new line item, with the remainder of “authentication and other service expenses” re-categorized as “outsourcing and other service expenses,” starting with the year ended December 31, 2018. Such change has been applied to the figures for the years ended December 31, 2016 and 2017. For more information on the impact of our adoption of IFRS 15, see “— Recently Adopted Accounting Standards — The Impact of IFRS 15” and Note 3(30) of the notes to our annual consolidated financial statements.

Comparison of the Years Ended December 31, 2017 and 2018

The results of operations for the year ended December 31, 2017 have been restated based on the bifurcation of our reportable segments in 2018 (see “— Overview”).

Revenues

The following table presents a breakdown of our revenues by major services and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2017	2018	Amount	%
	(in millions of yen or percentages)
Core business segment:
Advertising:
Display advertising	¥26,609	¥36,221	¥9,612	36.1%
Account advertising	38,929	56,714	17,785	45.7
Other advertising	10,433	15,302	4,869	46.7

Sub-total	75,971	108,237	32,266	42.5
Communication, content and others:
Communication	30,225	28,527	(1,698)	(5.6)
Content	40,144	38,237	(1,907)	(4.8)
Others	2,816	3,397	581	20.6

Sub-total	73,185	70,161	(3,024)	(4.1)

Total core business segment	149,156	178,398	29,242	19.6

Strategic business segment:
LINE Friends	12,299	19,579	7,280	59.2
Others	5,692	9,205	3,513	61.7

Total strategic business segment	17,991	28,784	10,793	60.0

Total	¥167,147	¥207,182	¥40,035	24.0%

Our revenues increased by 24.0%, or ¥40,035 million, from ¥167,147 million in 2017 to ¥207,182 million in 2018 primarily due to increases in revenues of our core business segment and, to a lesser extent, our strategic business segment. Our revenues were also positively impacted by our adoption of IFRS 15 starting on January 1, 2018. See “— Recently Adopted Accounting Standards — The Impact of IFRS 15” and Note 3(30) of the notes to our annual consolidated financial statements. In 2018, our revenues were ¥207,182 million under IFRS 15, compared to ¥197,789 million under IAS 18 and Other Standards. Had we continued to apply the previous method of IAS 18 and Other Standards in 2018, our revenues would have increased only by 18.3%, or ¥30,642 million, from ¥167,147 million in 2017 to ¥197,789 million in 2018.

Our MPUs increased slightly from 9.5 million in December 2017 to 9.6 million in December 2018. Our aggregate MAUs in our four key countries of Japan, Thailand, Taiwan and Indonesia decreased from 167 million to 164 million during the same period, as the decrease in MAUs in Indonesia more than offset the increase in MAUs in Japan. Revenues from Japan accounted for 72.6% and 71.6% of our total revenues in 2017 and 2018, respectively. Revenues from Taiwan accounted for 9.9% and 9.0% of our total revenues in 2017 and 2018, respectively. Our revenues from Korea increased from 5.3% of our total revenues in 2017 to 6.4% of our total revenues in 2018, primarily due to an increase in sales of LINE Friends merchandise at LINE Friends stores in Korea.

Core Business Segment

The following table presents a breakdown of our core business segment revenues by major services and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2017	2018	Amount	%
	(in millions of yen or percentages)
Advertising:
Display advertising	¥26,609	¥36,221	¥9,612	36.1%
Percentage of revenues	15.9%	17.5%
Account advertising	¥38,929	¥56,714	¥17,785	45.7%
Percentage of revenues	23.3%	27.4%
Other advertising	¥10,433	¥15,302	¥4,869	46.7%
Percentage of revenues	6.2%	7.4%
Communication, content and others:
Communication	¥30,225	¥28,527	¥(1,698)	(5.6)%
Percentage of revenues	18.1%	13.8%
Content	¥40,144	¥38,237	¥(1,907)	(4.8)%
Percentage of revenues	24.0%	18.5%
Others	¥2,816	¥3,397	¥581	20.6%
Percentage of revenues	1.7%	1.6%

Total core business segment	¥149,156	¥178,398	¥29,242	19.6%
Percentage of revenues	89.2%	86.1%

Revenues of our core business segment increased by 19.6%, or ¥29,242 million, from ¥149,156 million in 2017 to ¥178,398 million in 2018, primarily due to increases in revenues from account advertising, display advertising and other advertising, which were offset in part by decreases in revenues from content and communication. Revenues of our core business segment, in particular revenues from advertising, were also positively impacted by our adoption of IFRS 15 in 2018. For example, the changes in revenue recognition methods we adopted through the modified retrospective method starting in 2018 resulted in an increase in the amount of revenues from our core business segment in 2018 by ¥9,393 million, with most of such amount attributable to revenues from advertising.

Account advertising. Revenues from account advertising increased by 45.7%, or ¥17,785 million, from ¥38,929 million in 2017 to ¥56,714 million in 2018, primarily due to increases in revenues from Official Accounts and LINE@, which were offset in part by a decrease in revenues from LINE Point Ads. Revenues from Official Accounts increased primarily due to an increase in the number of paid contracts from 645 as of December 31, 2017 to 774 as of December 31, 2018. Revenues from LINE@ increased primarily due to an increase in new advertisers through sign-up incentives and marketing initiatives. On the other hand, revenues from LINE Point Ads decreased, reflecting a decrease in utilization of LINE Points by our advertisers. Revenues from our account advertising were also positively impacted by our adoption of IFRS 15 starting on January 1, 2018 using the modified retrospective method as described above.

Display advertising. Revenues from display advertising increased by 36.1%, or ¥9,612 million, from ¥26,609 million in 2017 to ¥36,221 million in 2018, primarily due to increases in revenues from display ads posted on LINE NEWS (as well as LINE TODAY available in select countries outside of Japan) and Timeline. The increase in revenues from display advertising was attributable to the growth in the user base of our LINE NEWS and LINE TODAY services, which resulted in an increase in the number of total impressions, as well as an increase in the level of participation in the bidding processes by advertisers resulting from enhancements to our advertising products that made them more attractive to advertisers. For example, the introduction of LINE

NEWS in Japan and LINE TODAY in select countries outside of Japan as a dedicated tab in the LINE messaging application in 2017 contributed to an increase in popularity of such services in 2018, which in turn increased the revenues we generated from display ads posted on LINE NEWS and LINE TODAY. Revenues from display advertising were also positively impacted by our adoption of IFRS 15 starting on January 1, 2018 using the modified retrospective method as described above.

Other advertising. Revenues from other advertising increased by 46.7%, or ¥4,869 million, from ¥10,433 million in 2017 to ¥15,302 million in 2018, primarily due to consolidation of revenues of LINE Part-time Job starting in April 2018 following an increase in our interest in the joint venture with Persol Holdings Co., Ltd. from 49.0% to 60.0%.

Content. Revenues from content decreased by 4.8%, or ¥1,907 million, from ¥40,144 million in 2017 to ¥38,237 million in 2018, primarily due to a decrease in the sales volume of in-game items for LINE Games, which was offset in part by increases in revenues from LINE Manga, LINE Fortune and LINE Music. The decrease in the sales volume of in-game items was primarily driven by decreases in revenues from Disney TsumTsum and LINE Rangers. For internally-developed games, we recognize as revenues the gross amount of consideration paid by users which amplifies the impact of purchases of in-game items on our revenues compared to third-party developed games, for which we recognize as revenues the net proceeds after deducting amounts paid to third-party game developers and payment processing service providers. In addition, for a discussion of MAUs and MPUs of LINE Games, which decreased in 2018 compared to 2017, see “— Factors Affecting Our Financial Condition and Results of Operations.”

Partially offsetting the impact of decreases in revenues from LINE Games, we recorded increases in revenues from LINE Manga, LINE Fortune and LINE Music in 2018 compared to 2017, primarily reflecting increases in users and their engagement of such services.

Communication. Revenues from communication decreased by 5.6%, or ¥1,698 million, from ¥30,225 million in 2017 to ¥28,527 million in 2018, primarily due to a decrease in the volume of Stickers created and sold by us, which was offset in part by an increase in the volume of Stickers created by third parties and sold on LINE Creators Market.

Strategic Business Segment

The following table presents a breakdown of our strategic business segment revenues by major services and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2017	2018	Amount	%
	(in millions of yen or percentages)
LINE Friends	¥12,299	¥19,579	¥7,280	59.2%
Percentage of revenues	7.4%	9.5%
Others	¥5,692	¥9,205	¥3,513	61.7%
Percentage of revenues	3.4%	4.4%

Total strategic business segment	¥17,991	¥28,784	¥10,793	60.0%
Percentage of revenues	10.8%	13.9%

Revenues of our strategic business segment increased by 60.0%, or ¥10,793 million, from ¥17,991 million in 2017 to ¥28,784 million in 2018, due to increases in revenues from the LINE Friends and Others categories.

LINE Friends. Revenues from LINE Friends increased by 59.2%, or ¥7,280 million, from ¥12,299 million in 2017 to ¥19,579 million in 2018, primarily due to increases in sales of official LINE merchandise at our retail stores. The number of LINE Friends retail stores increased from 26 stores as of December 31, 2016 to 37 stores as of December 31, 2017 and 42 stores as of December 31, 2018.

Others. Revenues from the Others category increased by 61.7%, or ¥3,513 million, from ¥5,692 million in 2017 to ¥9,205 million in 2018, primarily due to increases in revenues from e-commerce related services, in particular LINE SHOPPING, and our sales of LINE Clova-integrated smart speakers, which were launched in October 2017.

Other Operating Income

Our other operating income increased by 133.9%, or ¥16,088 million, from ¥12,011 million in 2017 to ¥28,099 million in 2018, primarily due to the recognition of gains amounting to ¥15,300 million and ¥9,494 million relating to the loss of control of LINE Games Corporation and LINE MOBILE, respectively, resulting in both entities being accounted for as associates under the equity method rather than as consolidated entities in 2018. In November 2018, we conducted a capital increase through a third-party allotment of new shares issued by LINE Games Corporation to Lungo, as a result of which our interest in LINE Games Corporation decreased from 73.5% to 49.5%. In April 2018, LINE MOBILE issued new shares to SoftBank through a third-party allotment, pursuant to which our interest in LINE MOBILE decreased from 100.0% to 49.0%. The increase in our other operating income was, to a lesser extent, attributable to the recognition of a dilution gain of an aggregate of ¥2,310 million from the issuance of new shares by Snow Corporation, our associate accounted for under the equity method, to NAVER Corporation through a third-party allotment in March and October 2018, which in turn resulted in a decrease in our ownership in Snow Corporation from 45.0% to 34.0% as of December 31, 2018. Our other operating income recognized in 2017 primarily consisted of a ¥10,444 million gain on divestiture of business and subsidiaries relating to the transfer of our camera application business to Snow Corporation in May 2017.

Operating Expenses

Total

The following table presents a breakdown of our operating expenses and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2017	2018	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥29,589	¥30,823	¥1,234	4.2%
Sales commission expenses(1)	899	15,960	15,061	1,675.3
Employee compensation expenses	42,469	57,493	15,024	35.4
Marketing expenses	15,477	20,311	4,834	31.2
Infrastructure and communication expenses	9,087	10,483	1,396	15.4
Outsourcing and other service expenses(1)	24,007	31,825	7,818	32.6
Depreciation and amortization expenses	7,149	11,135	3,986	55.8
Other operating expenses(2)	25,403	41,141	15,738	62.0

Total	¥154,080	¥219,171	¥65,091	42.2%

(1)

Due to our adoption of IFRS 15 starting on January 1, 2018, “sales commission expenses,” which were part of “authentication and other service expenses” prior to January 1, 2018, are now presented separately as a new line item, with the remainder of “authentication and other service expenses” re-categorized as “outsourcing and other service expenses,” starting with the year ended December 31, 2018. Such change has been applied to the figures for the year ended December 31, 2017. For more information on the impact of our adoption of IFRS 15, see “— Recently Adopted Accounting Standards — The Impact of IFRS 15” and Note 3(30) of the notes to our annual consolidated financial statements.

(2)

Other operating expenses include rent, cost of goods sold relating to the sale of our products, provisions for the redemption of LINE Points, travel, supplies, professional fees, taxes and dues, training and other miscellaneous operating expenses.

The following table presents a breakdown of our operating expenses as percentages of revenues for the periods indicated.

	For the year ended December 31,
	2017	2018
	(in percentages of total revenues)
Payment processing and licensing expenses	17.7%	14.9%
Sales commission expenses	0.5	7.7
Employee compensation expenses	25.4	27.7
Marketing expenses	9.3	9.8
Infrastructure and communication expenses	5.4	5.1
Outsourcing and other service expenses	14.4	15.4
Depreciation and amortization expenses	4.3	5.4
Other operating expenses	15.2	19.9

Total	92.2%	105.8%

Our operating expenses increased by 42.2%, or ¥65,091 million, from ¥154,080 million in 2017 to ¥219,171 million in 2018, primarily due to increases in sales commission expenses, employee compensation expenses, outsourcing and other service expenses, marketing expenses and other operating expenses. Our operating expenses as a percentage of revenues increased from 92.2% in 2017 to 105.8% in 2018. Specifically:

Sales Commission Expenses

	For the year ended December 31,		Changes
	2017	2018	Amount	%
	(in millions of yen or percentages)
Sales commission expenses	¥899	¥15,960	¥15,061	1,675.3%
Percentage of revenues	0.5%	7.7%

Our sales commission expenses increased significantly by ¥15,061 million, from ¥899 million in 2017 to ¥15,960 million in 2018, primarily due to our adoption of IFRS 15 and the recognition of expenses relating to payments made to advertising agencies, as well as an increase in advertising fees we paid in connection with the consolidation of the operations of LINE Part-time Job starting in April 2018. We recognized ¥8,892 million of sales commission to advertising agencies in 2018 related to our decision to change the revenue recognition method of certain advertising products and services pursuant to IFRS 15 based on the total consideration received from our customers, including for services provided by our advertising agencies. See “— Recently Adopted Accounting Standards — The Impact of IFRS 15” and Note 3(30) of the notes to our annual consolidated financial statements. As such sales commission expenses increased by the same amount as our revenue from related activities, there was no effect on the profit from operating activities.

Employee Compensation Expenses

	For the year ended December 31,		Changes
	2017	2018	Amount	%
	(in millions of yen or percentages)
Employee compensation expenses	¥42,469	¥57,493	¥15,024	35.4%
Percentage of revenues	25.4%	27.7%

Our employee compensation expenses increased by 35.4%, or ¥15,024 million, from ¥42,469 million in 2017 to ¥57,493 million in 2018, primarily due to increases in salary, bonus and welfare expenses reflecting an increase in the number of our employees, particularly in connection with our investment in talent for our new fintech businesses, LINE Clova AI platform and blockchain-related initiatives. The number of our full-time employees increased from 4,344 as of December 31, 2017 to 5,595 as of December 31, 2018.

Outsourcing and Other Service Expenses

	For the year ended December 31,		Changes
	2017	2018	Amount	%
	(in millions of yen or percentages)
Outsourcing and other service expenses	¥24,007	¥31,825	¥7,818	32.6%
Percentage of revenues	14.4%	15.4%

Our outsourcing and other service expenses increased by 32.6%, or ¥7,818 million, from ¥24,007 million in 2017 to ¥31,825 million in 2018, primarily due to an increase in costs relating to system improvements and software upgrades to facilitate the operation of our servers supporting an increasingly wide range of services we offer, in particular our fintech business, as well as consulting fees we pay to third-party experts in the fintech industry that review and advise on our new business plans. Such effect was offset in part by a decrease in fees for accessing wireless communications networks of a third-party mobile telecommunications company for our LINE Mobile MVNO service until April 2018, when LINE MOBILE, the provider of such services, started to be accounted for as an associate under the equity method rather than as a consolidated subsidiary.

Marketing Expenses

	For the year ended December 31,		Changes
	2017	2018	Amount	%
	(in millions of yen or percentages)
Marketing expenses	¥15,477	¥20,311	¥4,834	31.2%
Percentage of revenues	9.3%	9.8%

Marketing expenses increased by 31.2%, or ¥4,834 million, from ¥15,477 million in 2017 to ¥20,311 million in 2018, primarily due to increases in marketing of various products and services for our fintech businesses, particularly the promotion of LINE Pay, and for LINE Manga. Such effect was partially offset by a decrease in marketing expenses for the promotion of the LINE brand, the need for which has gradually become diminished given widespread recognition of the LINE brand by the general public.

Other Operating Expenses

	For the year ended December 31,		Changes
	2017	2018	Amount	%
	(in millions of yen or percentages)
Other operating expenses	¥25,403	¥41,141	¥15,738	62.0%
Percentage of revenues	15.2%	19.9%

Other operating expenses increased by 62.0%, or ¥15,738 million, from ¥25,403 million in 2017 to ¥41,141 million in 2018, primarily due to increases in expenses relating to provisions for the redemption of LINE Points, cost of goods sold relating to the sale of our products and rent expenses. Our expenses relating to provisions for the redemption of LINE Points increased by 450.0%, or ¥4,527 million, from ¥1,006 million in 2017 to ¥5,533 million in 2018, primarily due to an increase in the total number of LINE Points offered to our users as an incentive for the use of LINE Pay. Our cost of goods increased by 54.1%, or ¥2,676 million, from ¥4,946 million in 2017 to ¥7,622 million in 2018, primarily reflecting increases in sales of LINE Friends merchandise. Our rent expenses increased by 37.4%, or ¥2,297 million, from ¥6,143 million in 2017 to ¥8,440 million, primarily due to an increase in the amount of our rental fees in connection with the relocation of our head offices to Shinjuku in April 2017.

By Segment

The following table presents a breakdown of our operating expenses and changes therein for the periods indicated by reportable segment.

Core Business Segment

	For the year ended December 31,		Changes
	2017	2018	Amount	%
	(in millions of yen or percentages)
Operating expenses for our core business segment	¥114,906	¥151,839	¥36,933	32.1%
Percentage of revenues	68.7%	73.3%

Operating expenses for our core business segment increased by 32.1%, or ¥36,933 million, from ¥114,906 million in 2017 to ¥151,839 million in 2018, primarily due to an increase in sales commission expenses in connection with the recognition of expenses relating to payments made to advertising agencies pursuant to our adoption of IFRS 15 and an increase in employee compensation expenses reflecting an increase in the number of our employees in the segment, as well as an increase in marketing costs in connection with LINE Part-time Job and LINE Manga.

Strategic Business Segment

	For the year ended December 31,		Changes
	2017	2018	Amount	%
	(in millions of yen or percentages)
Operating expenses for our strategic business segment	¥35,665	¥63,715	¥28,050	78.6%
Percentage of revenues	21.3%	30.8%

Operating expenses for our strategic business segment increased by 78.6%, or ¥28,050 million, from ¥35,665 million in 2017 to ¥63,715 million, primarily due to an increase in employee compensation expenses reflecting an increase in the number of our employees in connection with our investment in talent for our new fintech businesses, LINE Clova AI platform and blockchain-related initiatives, and an increase in outsourcing and other service expenses (including costs relating to system improvements and software upgrades to facilitate the operation of our servers supporting an increasingly wide range of services we offer as well as consulting fees we pay to third-party experts in the fintech industry that review and advise on our new business plans).

Profit from Operating Activities

Primarily due to the factors described above, our profit from operating activities decreased by 35.8%, or ¥8,968 million, from ¥25,078 million in 2017 to ¥16,110 million in 2018. Our profit from operating activities as a percentage of our revenues and other operating income decreased from 14.0% in 2017 to 6.8% in 2018, as the increase in operating expenses outpaced the increase in revenue and other operating income.

The following table presents a breakdown of our profit from operating activities by segments and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2017	2018	Amount	%
	(in millions of yen or percentages)
Core business segment	¥34,250	¥26,559	¥(7,691)	(22.5)%
Strategic business segment	(17,674)	(34,931)	(17,257)	97.6
Corporate expenses and adjustments(1)	8,502	24,482	15,980	188.0

Total	¥25,078	¥16,110	¥(8,968)	(35.8)%

(1)	Mainly includes differences arising from other operating income (including gains on loss of control of subsidiaries) and share-based compensation expenses.

Core Business Segment

Our profit from operating activities of the core business segment decreased by 22.5%, or ¥7,691 million, from ¥34,250 million in 2017 to ¥26,559 million in 2018, due to the greater increase in operating expenses from the segment, as compared to the increase in operating revenue from the segment, for the various reasons described above. The increase in operating expenses from the segment due to our adoption of IFRS 15 had no impact on our profit from operating activities because our revenue from the core business segment increased by the same amount. See “— Critical Accounting Judgments, Estimates and Assumptions — Revenue Recognition — Presentation of Advertisements.”

Strategic Business Segment

Our loss from operating activities of the strategic business segment decreased by 97.6%, or ¥17,257 million, from ¥17,674 million in 2017 to ¥34,931 million in 2018, due to the greater increase in operating expenses from the segment, as compared to the increase in operating revenue from the segment, for the various reasons described above.

Corporate Expenses and Adjustments

Our corporate expenses and adjustments increased by 188.0%, or ¥15,980 million, from ¥8,502 million in 2017 to ¥24,482 million in 2018, primarily due to an increase in other operating income resulting from the recognition of gains relating to the loss of control of LINE Games Corporation and LINE MOBILE, as described above.

Finance Income and Finance Costs

Our finance income, which mainly consists of interest income, increased by 60.7%, or ¥156 million, from ¥257 million in 2017 to ¥413 million in 2018, primarily due to an increase in the amount of investments in interest-bearing debt instruments. Our finance costs, which mainly consist of interest expenses, increased significantly by ¥493 million, from ¥26 million in 2017 to ¥519 million in 2018, primarily due to the staggered recognition of underwriting commission paid in connection with the issuance of the Convertible Bonds as interest expense until maturity and late payment interests imposed on LINE Plus Corporation, our wholly-owned subsidiary, by the Korean tax authorities, in connection with a tax audit conducted in September 2018.

Share of Loss of Associates and Joint Ventures

We recognized net loss on our share of associates and joint ventures of ¥6,321 million in 2017 primarily related to our interest in Snow Corporation that increased following the transfer of our camera application business to Snow Corporation in May 2017 to pursue further synergies. See “Item 4.B. Business Overview — Our Investments — Investments by LINE Corporation” and “— Comparison of the Years Ended December 31, 2016 and 2017 — Share of Loss of Associates and Joint Ventures.” We recognized net loss on our share of associates and joint ventures of ¥11,148 million in 2018, representing an increase of 76.4% from 2017, primarily related to our interest in LINE MOBILE, which started to be accounted for as an associate under the equity method rather than as a consolidated subsidiary in April 2018 following our partnership agreement with SoftBank pursuant to which our interest in LINE MOBILE decreased from 100.0% to 49.0%. The losses incurred by LINE MOBILE in 2018 were primarily due to an increase in marketing expenses relating to the active promotion of its MVNO service.

Loss on Foreign Currency Transactions, Net

We recognized a 10.3% increase in net loss on foreign currency transactions from ¥818 million in 2017 to ¥902 million in 2018 resulting from fluctuations in exchange rates, particularly the fluctuation of the Japanese yen against the Korean won, U.S. dollar and the Taiwanese dollar during these periods.

During 2017, the Japanese yen weakened against the Korean won in the second half of the year. Our net loss on foreign currency transactions in 2017 related primarily to foreign currency loss on Korean won-denominated payables at LINE Plus Corporation and LINE Corporation, whose functional currency is the Japanese yen.

During 2018, the Japanese yen fluctuated significantly against the U.S. dollar throughout the year. Our net loss on foreign currency transactions in 2018 related primarily to foreign currency losses on U.S. dollar-denominated bank deposits at LINE Financial Asia and LINE Corporation, whose functional currency is the Japanese yen.

Other Non-operating Income

In 2017, we recognized other non-operating income of ¥1,963 million primarily resulting from a ¥1,096 million gain on financial assets at fair value through profit or loss related to fair value measurement gain of conversion right of redeemable preferred stock in 4:33 Creative Lab, a Korean game development company we invested in through LINE C&I Corporation, as well as a ¥751 million gain on sale of financial assets related to our disposition of holdings in gumi Inc., a mobile games developer and publisher listed on the Tokyo Stock Exchange, and three other listed companies. In 2018, we recognized other non-operating income of ¥869 million primarily due to a ¥555 million gain on financial assets at fair value through profit or loss resulting primarily from fair value measurement gain of convertible redeemable preferred stock in NPLE Games Co., Ltd., a Korean game development company we invest in through LINE Games Corporation, as well as gains on our investments in two other entities.

Other Non-operating Expenses

In 2017, we recognized other non-operating expenses of ¥1,988 million primarily due to a ¥1,761 million loss on impairment of available-for-sale financial assets related primarily to our investment in 4:33 Creative Lab. In 2018, we recognized other non-operating expenses of ¥1,469 million primarily due to a ¥1,231 million loss on financial assets at fair value through profit or loss primarily related to fair value measurement loss of convertible redeemable preferred stock in 4:33 Creative Lab.

Income Tax Expenses

Our income tax expenses decreased by 4.0%, or ¥400 million, from ¥9,922 million in 2017 to ¥9,522 million in 2018. Our effective income tax rate of 54.7% for continuing operations for 2017 differed from the Japanese statutory tax rate of 31.7% for 2017 primarily due to pre-tax losses recorded by some of our subsidiaries on a stand-alone basis and the recognition of share of loss of associates and joint ventures for which no deferred tax assets were recognized, as the related tax benefits could not be recognized. Our effective income tax rate of 283.9% for continuing operations for 2018 differed from the Japanese statutory tax rate of 31.7% for 2018 primarily due to pre-tax losses recorded by some of our subsidiaries on a stand-alone basis, as well as additional taxes paid by LINE Plus Corporation, our wholly-owned subsidiary in Korea, to the Korean tax authorities as a result of a tax audit conducted in September 2018. Such effect was partially offset by the recognition of a gain on fair value measurement relating to the deconsolidation resulting from the conversion of LINE MOBILE and LINE Games Corporation from consolidated subsidiaries to associates accounted for under the equity method in April 2018 and November 2018, respectively.

Profit (Loss) from Discontinued Operations, Net of Tax

We recognized loss from discontinued operations, net of tax, of ¥13 million in 2017 and profit from discontinued operations, net of tax, of ¥376 million in 2018 related to the liquidation of our MixRadio business effective March 21, 2016 and its retrospective presentation as a discontinued operation for both periods. See “— Major Components of Our Results of Operations — Profit (Loss) from Discontinued Operations, Net of Tax.”

Profit (Loss) for the Year

As a result of the factors described above, we recorded a profit for the year of ¥8,210 million in 2017 but recorded a loss for the year of ¥5,792 million in 2018. Our profit for the year as a percentage of revenues and other operating income was 4.6% in 2017 and our loss for the year as a percentage of revenues and other operating income was (2.5)% in 2018.

Comparison of the Years Ended December 31, 2016 and 2017

The results of operations for the years ended December 31, 2016 and 2017 have been restated based on the bifurcation of our reportable segments in 2018 (see “— Overview”).

Revenues

The following table presents a breakdown of our revenues by major services and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
Core business segment:
Advertising:
Display advertising	¥10,448	¥26,609	¥16,161	154.7%
Account advertising	33,986	38,929	4,943	14.5
Other advertising	10,186	10,433	247	2.4

Sub-total	54,620	75,971	21,351	39.1
Communication, content and others:
Communication	29,290	30,225	935	3.2
Content	44,784	40,144	(4,640)	(10.4)
Others	1,711	2,816	1,105	64.6

Sub-total	75,785	73,185	(2,600)	(3.4)

Total core business segment	130,405	149,156	18,751	14.4

Strategic business segment:
LINE Friends	9,383	12,299	2,916	31.1
Others	916	5,692	4,776	521.4

Total strategic business segment	10,299	17,991	7,692	74.7

Total	¥140,704	¥167,147	¥26,443	18.8%

Our revenues increased by 18.8%, or ¥26,443 million, from ¥140,704 million in 2016 to ¥167,147 million in 2017 primarily due to increases in revenues of our core business segment and, to a lesser extent, our strategic business segment. Our MPUs increased slightly from 9.4 million in December 2016 to 9.5 million in December 2017, and our aggregate MAUs in our four key countries of Japan, Taiwan, Thailand and Indonesia remained relatively stable, increasing slightly from 167 million to 168 million during the same period, with the increase in MAUs in Japan offset by the decrease in MAUs in Indonesia.

Core Business Segment

The following table presents a breakdown of our core business segment revenues by major services and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
Advertising:
Display advertising	¥10,448	¥26,609	¥16,161	154.7%
Percentage of revenues	7.4%	15.9%
Account advertising	¥33,986	¥38,929	¥4,943	14.5%
Percentage of revenues	24.2%	23.3%
Other advertising	¥10,186	¥10,433	¥247	2.4%
Percentage of revenues	7.2%	6.2%
Communication, content and others:
Communication	¥29,290	¥30,225	¥935	3.2%
Percentage of revenues	20.8%	18.1%
Content	¥44,784	¥40,144	¥(4,640)	(10.4)%
Percentage of revenues	31.8%	24.0%
Others	¥1,711	¥2,816	¥1,105	64.6%
Percentage of revenues	1.2%	1.7%

Total core business segment	¥130,405	¥149,156	¥18,751	14.4%
Percentage of revenues	92.7%	89.2%

Revenues of our core business segment increased by 14.4%, or ¥18,751 million, from ¥130,405 million in 2016 to ¥149,156 million in 2017, primarily due to increases in revenues from display advertising and account advertising, which were offset in part by a decrease in revenues from content.

Display advertising. Revenues from display advertising increased by 154.7%, or ¥16,161 million, from ¥10,448 million in 2016 to ¥26,609 million in 2017, primarily due to increases in revenues from display ads posted on LINE NEWS (as well as LINE TODAY available in select countries outside of Japan) and Timeline. The increase in revenues from such display ads was attributable to a growth in demand for our advertising products and an increase in the level of participation in bidding processes by advertisers, which resulted in an increase in the unit price we charge our advertisers. Such growth in demand was primarily due to growth in the user base of LINE NEWS, LINE Today and Timeline services as well as enhancements to our advertising products that made them more attractive to advertisers. For example, the introduction of LINE NEWS in Japan and LINE TODAY in select countries outside of Japan as a dedicated tab in the LINE messaging application in 2017 contributed to an increase in popularity of such services, which in turn increased the revenues we generated from display ads posted on LINE NEWS and LINE TODAY.

Account advertising. Revenues from account advertising increased by 14.5%, or ¥4,943 million, from ¥33,986 million in 2016 to ¥38,929 million in 2017, resulting primarily from increases in revenues from LINE@, Official Accounts and Business Connect, which were offset in part by a decrease in revenues from LINE Point Ads. Revenues from LINE@ increased primarily due to an increase in new advertisers through sign-up incentives and marketing initiatives, particularly in Thailand and Japan. For Official Accounts, the number of paid contracts increased by approximately 17.5% from 549 as of December 31, 2016 to 645 as of December 31, 2017. Revenues from Business Connect also increased primarily as a result of our successful retention of existing advertisers that subscribe to such service as well as an increase in new advertisers through sign-up incentives and marketing initiatives. On the other hand, revenues from LINE Point Ads decreased, reflecting a decrease in utilization of LINE Points by our advertisers.

Content. Revenues from content decreased by 10.4%, or ¥4,640 million, from ¥44,784 million in 2016 to ¥40,144 million in 2017 primarily due to a decrease in the sales volume of in-game items for LINE Games, which was offset in part by increases in revenues from LINE Manga, LINE Fortune and LINE Music.

The decrease in the sales volume of in-game items was primarily driven by a decrease in revenues from LINE Rangers, one of our internally-developed games, which was offset in part by an increase in revenues from a third party-developed game, as well as the consolidation of the operating results of NextFloor Corporation, a leading mobile game development company in Korea in which we had acquired a 51.0% interest through our once wholly-owned subsidiary, LINE Games Corporation, starting in July 2017. For internally-developed games, we recognize as revenues the gross amount of consideration paid by users which amplifies the impact of purchases of in-game items on our revenues compared to third-party developed games, for which we recognize as revenues the net proceeds after deducting amounts paid to third-party game developers and payment processing service providers. See “— Major Components of Our Results of Operations — Revenues.” In addition, for a discussion of MAUs and MPUs of LINE Games, which decreased significantly in 2017 compared to 2016, see “— Factors Affecting Our Financial Condition and Results of Operations.”

Partially offsetting decreases in revenues from LINE Games, we recorded increases in revenues from LINE Manga, LINE Fortune and LINE Music in 2017 compared to 2016 primarily reflecting increases in users and their engagement of such services.

Strategic Business Segment

The following table presents a breakdown of our strategic business segment revenues by major services and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
LINE Friends	¥9,383	¥12,299	¥2,916	31.1%
Percentage of revenues	6.7%	7.4%
Others	¥916	¥5,692	¥4,776	521.4%
Percentage of revenues	0.7%	3.4%

Total strategic business segment	¥10,299	¥17,991	¥7,692	74.7%
Percentage of revenues	7.3%	10.8%

Revenues of our strategic business segment increased by 74.7%, or ¥7,692 million, from ¥10,299 million in 2016 to ¥17,991 million in 2017, due to increases in revenues from the Others and LINE Friends categories.

Others. Revenues from the Others category increased by 521.4%, or ¥4,776 million, from ¥916 million in 2016 to ¥5,692 million in 2017, primarily due to an increase in the subscribers of LINE Mobile MVNO service and an increase in engagement of LINE Pay service in Taiwan.

LINE Friends. Revenues from LINE Friends increased by 31.1%, or ¥2,916 million, from ¥9,383 million in 2016 to ¥12,299 million in 2017, primarily due to the expansion of our LINE Friends retail stores in Asia, particularly in Korea and China.

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

Operating Expenses

Total

The following table presents a breakdown of our operating expenses and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥29,781	¥29,589	¥(192)	(0.6)%
Sales commission expenses(1)	615	899	284	46.2
Employee compensation expenses	39,445	42,469	3,024	7.7
Marketing expenses	11,833	15,477	3,644	30.8
Infrastructure and communication expenses	7,770	9,087	1,317	16.9
Outsourcing and other service expenses(1)	13,779	24,007	10,228	74.2
Depreciation and amortization expenses	5,100	7,149	2,049	40.2
Other operating expenses(2)	18,376	25,403	7,027	38.2

Total	¥126,699	¥154,080	¥27,381	21.6%

(1)

Due to our adoption of IFRS 15 starting on January 1, 2018, “sales commission expenses,” which were part of “authentication and other service expenses” prior to January 1, 2018, are now presented separately as a new line item, with the remainder of “authentication and other service expenses” re-categorized as “outsourcing and other service expenses,” starting with the year ended December 31, 2018. Such change has been applied to the figures for the years ended December 31, 2016 and 2017. For more information on the impact of our adoption of IFRS 15, see “— Recently Adopted Accounting Standards — The Impact of IFRS 15” and Note 3(30) of the notes to our annual consolidated financial statements.

(2)

Other operating expenses include rent, cost of goods sold relating to the sale of our products, supplies, travel, professional fees, taxes and dues, training and other miscellaneous operating expenses.

The following table presents a breakdown of our operating expenses as percentages of revenues for the periods indicated.

	For the year ended December 31,
	2016	2017
	(in percentages of total revenues)
Payment processing and licensing expenses	21.2%	17.7%
Sales commission expenses	0.4	0.5
Employee compensation expenses	28.0	25.4
Marketing expenses	8.4	9.3
Infrastructure and communication expenses	5.5	5.4
Outsourcing and other service expenses	9.8	14.4
Depreciation and amortization expenses	3.6	4.3
Other operating expenses	13.1	15.2

Total	90.0%	92.2%

Our operating expenses increased by 21.6%, or ¥27,381 million, from ¥126,699 million in 2016 to ¥154,080 million in 2017, primarily due to increases in outsourcing and other service expenses, marketing expenses, employee compensation expenses and rent expenses. Our operating expenses as a percentage of revenues increased from 90.0% in 2016 to 92.2% in 2017.

Payment Processing and Licensing Expenses

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥29,781	¥29,589	¥(192)	(0.6)%
Percentage of revenues	21.2%	17.7%

Payment processing and licensing expenses decreased by 0.6%, or ¥192 million, from ¥29,781 million in 2016 to ¥29,589 million in 2017 primarily due to a decrease in processing fees paid to payment processing service providers resulting from a decrease in sales of virtual items for internally-developed games. Such effect was offset in part by increases in licensing fees paid to creators of Stickers sold on Creators Market, licensing fees related to various contents offered on the LINE platform and portal sites, including on-demand videos offered on LINE TV, and payment processing fees related to LINE Pay and LINE Mobile MVNO services. In addition, we consolidated in our results the payment processing and licensing expenses of NextFloor Corporation, in which we had acquired a 51.0% interest through our once wholly-owned subsidiary, LINE Games Corporation, starting in July 2017.

Employee Compensation Expenses

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
Employee compensation expenses	¥39,445	¥42,469	¥3,024	7.7%
Percentage of revenues	28.0%	25.4%

Our employee compensation expenses increased by 7.7%, or ¥3,024 million, from ¥39,445 million in 2016 to ¥42,469 million in 2017 primarily due to increases in salary, bonus and welfare expenses reflecting an increase in the number of our employees, which effect was partially offset by a decrease in our share-based compensation expenses. The number of our full-time employees increased from 3,085 as of December 31, 2016 to 4,344 as of December 31, 2017. Our share-based compensation expenses, which include expenses related to stock options issued from time to time as well as equity-settled and cash-settled employee stock ownership plans launched in July 2017, decreased by 71.8%, or ¥6,833 million, from ¥9,519 million in 2016 to ¥2,686 million in 2017, as we completed amortization of expenses related to stock options issued in 2015 by January 2017. Our share-based compensation expenses in 2017 related primarily to 23,860 stock options issued in July 2017 that are amortized from the grant date as well as our launch of equity-settled and cash-settled employee stock ownership plans in July 2017. For further details on our stock options and employee stock ownership plans, see “Item 6.E. Share Ownership” and Note 27 of the notes to our annual consolidated financial statements.

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

Outsourcing and Other Service Expenses

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
Outsourcing and other service expenses	¥13,779	¥24,007	¥10,228	74.2%
Percentage of revenues	9.8%	14.4%

Our outsourcing and other service expenses increased by 74.2%, or ¥10,228 million, from ¥13,779 million in 2016 to ¥24,007 million in 2017, primarily due to additional fees for accessing wireless communications networks of a third-party mobile telecommunications company related to an increase in the subscribers of our LINE Mobile MVNO service, increase in fees paid to third-party mobile advertising service providers related to delivery of advertising products offered on the LINE platform, as well as an increase in costs relating to system improvements and software upgrades to facilitate the operation of our servers supporting an increasingly wide range of services we offer.

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

By Segment

The following table presents a breakdown of our operating expenses and changes therein for the periods indicated by reportable segment.

Core Business Segment

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
Operating expenses for our core business segment	¥101,276	¥114,906	¥13,630	13.5%
Percentage of revenues	72.0%	68.7%

Operating expenses for our core business segment increased by 13.5%, or ¥13,630 million, from ¥101,276 million in 2016 to ¥114,906 million in 2017, primarily due to an increase in outsourcing and other service expenses, including fees paid to third-party mobile advertising service providers for the delivery of our advertising products and costs relating to system improvements and software upgrades for our servers, and an increase in employee compensation expenses reflecting an increase in the number of our employees in the segment, as described above.

Strategic Business Segment

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
Operating expenses for our strategic business segment	¥15,042	¥35,665	¥20,623	137.1%
Percentage of revenues	10.7%	21.3%

Operating expenses for our strategic business segment increased by 137.1%, or ¥20,623 million, from ¥15,042 million in 2016 to ¥35,665 million in 2017, primarily due to an increase in outsourcing and other service expenses, including fees paid for access to wireless communications networks in connection with the increase in our LINE Mobile MVNO service subscribers and costs relating to system improvements and an increase in marketing expenses from the promotion of our LINE Clova-integrated smart speakers and LINE Mobile MVNO service, as well as an increase in employee compensation expenses reflecting an increase in the number of our employees in the segment, as described above.

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

The following table presents a breakdown of our profit from operating activities by segments and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2016	2017	Amount	%
	(in millions of yen or percentages)
Core business segment	¥29,129	¥34,250	¥5,121	17.6%
Strategic business segment	(4,743)	(17,674)	(12,931)	272.6
Corporate expenses and adjustments(1)	(4,489)	8,502	12,991	NA (2)

Total	¥19,897	¥25,078	¥5,181	26.0%

(1)

Mainly includes other operating income and share-based compensation expenses, except that the figure for the year ended December 31, 2016 also includes differences in exchange rate under managerial accounting.

(2)	NA means “not applicable.”

Core Business Segment

Our profit from operating activities of the core business segment increased by 17.6%, or ¥5,121 million, from ¥29,129 million in 2016 to ¥34,250 million in 2017, due to the greater increase in operating revenue from the segment, as compared to the increase in operating expenses from the segment, for the various reasons described above.

Strategic Business Segment

Our loss from operating activities of the strategic business segment increased by 272.6%, or ¥12,931 million, from ¥4,743 million in 2016 to ¥17,674 million in 2017, due to the increase in operating expenses from the segment, which outpaced the increase in operating revenue from the segment, for the various reasons described above.

Corporate Expenses and Adjustments

Our corporate expenses and adjustments increased by ¥12,991 million, from ¥(4,489) million in 2016 to ¥8,502 million in 2017, primarily due to an increase in other operating income resulting from the gain on divestiture of business and subsidiaries in connection with the transfer of our camera application business from LINE Plus Corporation to Snow Corporation in May 2017, as described above.

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

Loss from Discontinued Operations, Net of Tax

We recognized loss from discontinued operations, net of tax, of ¥1,982 million in 2016 and ¥13 million in 2017 related to the liquidation of our MixRadio business effective March 21, 2016 and its retrospective presentation as a discontinued operation for both periods. See “— Major Components of Our Results of Operations — Profit (Loss) from Discontinued Operations, Net of Tax.”

Profit for the Year

As a result of the factors described above, our profit for the year increased by 15.6%, or ¥1,106 million, from ¥7,104 million in 2016 to ¥8,210 million in 2017. Our profit for the year as a percentage of revenues and other operating income decreased from 4.8% in 2016 to 4.6% in 2017.

Item 5.B.	Liquidity and Capital Resources

Liquidity and Capital Resources

Cash Flows

The following table sets forth our cash flows for the periods indicated.

	For the year ended December 31,
	2016	2017	2018
	(in millions of yen)
Net cash provided by operating activities	¥28,753	¥10,965	¥9,122
Net cash used in investing activities	(34,086)	(34,230)	(52,884)
Net cash provided by financing activities	106,628	11,439	178,401
Cash and cash equivalents at the beginning of the year	33,652	134,698	123,606
Cash and cash equivalents at the end of the year	134,698	123,606	256,978

Our principal sources of liquidity since 2016 to date have been proceeds from the completion of our initial public offering in July 2016, incurrences of debt, the issuance of the Convertible Bonds in September 2018 and cash generated by our operations. We manage our liquidity risk to meet our working capital and operational requirements by continually managing projected cash flows. We also aim to mitigate liquidity risk by contracting with financial institutions with respect to bank overdrafts and banking facility agreements for efficient management of funds. We believe that cash from our operations, current and future financing arrangements (including short-term and long-term borrowing facilities and issuances of corporate bonds, such as convertible bonds) and existing cash and cash equivalents are likely to be sufficient to satisfy our operating cash requirements, capital expenditure needs and debt service requirements for the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition or strategic cooperation, which may include investing in technology, technical infrastructure or acquisition of additional equity interests in subsidiaries or associates. If we determine that our cash requirements exceed our available cash holdings, we may seek to issue additional debt or equity securities or obtain additional credit facilities or other sources of funding.

The Payment Services Act requires entities that engage in business activities involving advance payments from customers using prepaid payment instruments such as virtual currencies to set aside amounts covering at least 50% of the total amount of the unused amounts or credits represented by such instruments issued as of the end of either the first or third quarter of any year (if such total amount is more than ¥10 million) for the users, either by making a deposit or by entering into certain guarantee or trust agreements. In accordance with the Payment Services Act, we had deposited ¥635 million as guarantee deposits as of December 31, 2018. As part of our efforts to comply with the Payment Services Act, we deposited our investments in Japanese government bonds of ¥280 million as of December 31, 2016, 2017 and 2018, which we intend to hold until maturity. In addition, we entered into credit guarantee contracts with banks for ¥10,100 million as of December 31, 2016, for ¥12,500 million as of December 31, 2017 and for ¥18,500 million as of December 31, 2018.

Net Cash Provided by Operating Activities

Our net cash provided by operating activities consists of net profit or loss adjusted for certain non-cash items including depreciation and amortization and share-based compensation as well as the effect of changes in working capital and other activities.

Our net cash provided by operating activities decreased from ¥10,965 million in 2017 to ¥9,122 million in 2018, despite an increase in our gross cash flow from sales activities as described above. Our net cash provided by operating activities was negatively impacted by a decrease in the growth rate of deposits made by LINE Pay users in Taiwan in 2018 compared to 2017, which amount is re-classified from advances received to others starting in 2018, as well as the payment of issuance costs relating to our issuance of the Convertible Bonds in September 2018, primarily consisting of underwriting commission. These factors were largely offset by a decrease in trade and other receivables from 2017 to 2018, mainly due to the accelerated collection of fees from payment processing service providers, which had a positive impact on our net cash provided by operating activities during the same period.

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

Net Cash Used in Investing Activities

Our net cash used in investing activities increased from ¥34,230 million in 2017 to ¥52,884 million in 2018 primarily due to an increase in our purchases of time deposits from ¥1,282 million in 2017 to ¥13,443 million in 2018, an increase in investments in debt instruments from ¥6,433 million in 2017 to ¥15,661 million in 2018, an increase in investments in associates and joint ventures from ¥5,566 million in 2017 to ¥14,214 million in 2018 mainly related to our investments in FOLIO, as well as an increase in payments for acquisition of property and equipment and intangible assets from ¥12,622 million in 2017 to ¥20,939 million in 2018 mainly related to our acquisition of additional servers. These factors were partially offset by an increase in proceeds from maturities of time deposits from ¥401 million in 2017 to ¥13,843 million in 2018 and a decrease in payment for acquisition of subsidiaries and businesses from ¥11,887 million in 2017 to ¥188 million in 2018.

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

Net Cash Provided by Financing Activities

Our net cash provided by financing activities increased significantly from ¥11,439 million in 2017 to ¥178,401 million in 2018 primarily due to a cash inflow of ¥149,978 million from our issuance of the Convertible Bonds in 2018 compared to no such proceeds in 2017. In September 2018, we raised a total of approximately ¥146.3 billion from the issuance of the Convertible Bonds through an offering pursuant to

Regulation S under the Securities Act and a private placement to NAVER Corporation, our largest shareholder. The Convertible Bonds are convertible into shares of our common stock at an initial conversion price per share of ¥7,467 for the Convertible Bonds due 2023 and ¥7,518 for the Convertible Bonds due 2025. We are using the proceeds from this issuance to fund investments in our fintech businesses, LINE Clova AI platform and blockchain-related initiatives. Our net cash provided by financing activities was also positively impacted by an increase in capital contribution from non-controlling interests from ¥345 million in 2017 to ¥26,439 million in 2018 primarily related to proceeds from the issuance of new shares by LINE Biz+ Taiwan Limited and LINE Digital Frontier to non-controlling interests. Such factors were offset in part by a decrease in proceeds from exercise of stock options from ¥11,489 million in 2017 to ¥1,002 million in 2018.

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

Contractual Obligations and Commitments

The following table sets forth the amount of contractual obligations as of December 31, 2018, and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments Due by Period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(in millions of yen)
Corporate bond obligations(1)	¥146,320	¥—	¥—	¥73,160	¥73,160
Short-term borrowing obligations(2)	23,019	23,019	—	—	—
Operating lease obligations(3)	58,688	9,662	18,127	8,099	22,800
Purchase obligations(4)	1,820	1,820	—	—	—
Deposits received(5)	13,653	13,653	—	—	—
Office security deposits received under sublease agreement(6)	16	—	16	—	—
Future estimated defined benefit plan payments(7)	6,734	276	795	1,115	4,548
Trade and other payables	35,210	34,985	225	—	—

Total	¥285,460	¥83,415	¥19,163	¥82,374	¥100,508

(1)

Represents the aggregate principal amount of the Convertible Bonds to be redeemed at maturity in 2023 and 2025, as applicable, unless previously redeemed or purchased and cancelled, or the stock acquisition rights incorporated therein have already been exercised.

(2)	As of December 31, 2018, the book value of our short-term borrowings was ¥23,000 million.
(3)	We enter into operating lease agreements for certain office space and stores.
(4)	Our purchase obligations include contracts for property and equipment and intangible assets. See Note 9(3) and 10(3) of the notes to our annual consolidated financial statements.
(5)

The deposits received primarily relate to deposits made by LINE Pay users as of December 31, 2018. The obligations arising from such deposits are extinguished when such deposits are redeemed through LINE Pay transactions and continue to change as LINE Pay users make or redeem deposits. Accordingly, for purposes of this table, all such obligations are presented as due in less than one year.

(6)	The deposits received primarily relate to the sublease of our store spaces.
(7)

Represents, as of December 31, 2018, the expected amount of retirement benefits that we will be required to pay within ten years under applicable law to employees of our Korean subsidiaries, including LINE Plus Corporation, LINE PLAY Corporation, LINE Biz Plus Corporation and LINE Friends Corporation, when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will have been accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the relevant company before their normal retirement age.

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

Revenue Recognition

We believe that revenue recognition is a critical accounting estimate because significant management judgment is involved in determining the stages of completion of various transactions involving the services or products offered by us at which time revenue is recognized.

Revenue Recognition for Stickers, Sponsored Stickers, LINE Point Ads and Advertising Services

We recognize revenue associated with certain communication and content sales and with advertising services by reference to the stage of completion. Starting on January 1, 2018, we have adopted IFRS 15, a new accounting standard issued by the IASB that establishes a five-step revenue recognition model that applies to all revenue generated from contracts with customers, regardless of the type of transaction or the industry, with limited exceptions. We concluded that the current methods of revenue recognition and measurement are in accordance with IFRS 15, with the exceptions outlined below:

LINE Stickers, Creator Stickers and emoji (collectively, “Stickers”). The adoption of IFRS 15 resulted in a change to the timing of recognition of revenues from our sales of Stickers, where revenue is now recognized over an estimated usage period on a straight-line basis instead of the previous method, which was over time but on an accelerated basis. Under the previous method, we deemed the user’s usage pattern of Stickers, which represented a user’s consumption of benefits, to be the measuring method that best depicted the progress toward satisfaction of performance based on a contract, and recognized revenue during the earlier part of the estimated usage period.

IFRS 15 clarifies the concept of providing a service of standing ready to mean providing a service to users or making a service available to users for their use as and when they decide to use such service. We have determined that the Sticker services that we provide to our users employ a concept similar to that of a service of standing ready. Our performance obligation to our customers, who are users that have purchased our Stickers, is to make Stickers available to the users for their use at any given time. Accordingly, the users receive the benefit of the services and consume such services as we make Stickers available to them for their use. Because our performance obligation is evenly fulfilled throughout a certain period of time and the users receive the benefit of our services evenly throughout the estimated usage period of Stickers, we have determined that the straight-line method over an estimated usage period would be the best way to measure the progress toward complete satisfaction of our performance obligation. As a result of our adoption of IFRS 15, our revenue and profit from operating activities for the year ended December 2018 increased by ¥168 million and ¥162 million, respectively, compared to the previous method.

LINE Sponsored Stickers. The adoption of IFRS 15 resulted in a change to the timing of recognition of revenues from our sales of Sponsored Stickers, where revenue is now recognized over an estimated usage period on a straight-line basis instead of the previous method, which was over time but on an accelerated basis. Under the previous method, we deemed the user’s usage pattern of Sponsored Stickers, which represented its progress of rendering the services to the users, to be the measuring method that best depicted the progress toward satisfaction of performance based on a contract, and recognized revenue based on the user’s usage pattern of Sponsored Stickers, which was weighted toward the earlier part of the period.

IFRS 15 clarifies the definition of a “customer” to mean “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” In addition, a contract with “customers” is within the scope of IFRS 15, which requires the measurement of progress based on the method that reflects the satisfaction of performance obligations to the “customer” of each contract. In the LINE Sponsored Stickers contract, only advertisers are obligated to pay us consideration for Sponsored Sticker services, and users that use Sponsored Stickers do not pay us any consideration, directly or indirectly. As such, we have determined that only advertisers would be considered our “customers” under IFRS 15. Our performance obligation to advertisers is to make Sponsored Stickers available to the users for their use at any given time over a contract period. Accordingly, we have determined that a straight-line method over a contract period would be the best way to measure the progress toward complete satisfaction of our performance obligation. As a result of our adoption of IFRS 15, our revenue and profit from operating activities for the year ended December 2018 increased by ¥304 million and ¥250 million, respectively, compared to the previous method.

LINE Point Ads. Under the previous standard, we recognized revenue associated with LINE Points granted to users through LINE Point Ads at fair value as advances received, even though such LINE Points were granted to the end users rather than our customers (i.e., the advertisers) from whom we received the relevant consideration.

IFRS 15 clarifies the definition of a “customer” to mean “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” As the consideration is provided by advertisers only and there is no other consideration provided directly or indirectly by the end users to whom LINE Points are granted through LINE Point Ads, we have determined that only advertisers would be considered our “customers” under IFRS 15. Accordingly, we have determined that our performance obligation in the contract with such advertisers is satisfied when we provide advertising services, including the issuance of LINE Points to the end users who have taken specific actions that we agreed upon with the advertisers, since we are not obligated toward advertisers to manage LINE Points or to provide the end users with any other services in exchange for such LINE Points. As our performance obligation toward the advertisers is satisfied when LINE Points are granted to the end users, we have decided to recognize revenues from our sales of LINE Point Ads at the time LINE Points are issued to the end users, rather than at the time such LINE Points are utilized by the end users. In addition, under IFRS 15, we recognize the expenses for the LINE Points granted without charge to the end users as provisions at the same time as when such LINE Points are issued to the end users.

As a result of our adoption of IFRS 15, our revenue for the year ended December 31, 2018 increased by ¥84 million, and our profit from operating activities for the year ended December 31, 2018 decreased by ¥218 million, compared to the previous method.

Presentation of Advertisements. Revenues from display advertising and other advertising are recognized upon the fulfillment of certain actions under contracts with the advertisers, such as impressions, views and clicks. For advertising services such as Official Accounts, an advertising agency may be involved in providing to customers on our behalf certain services, such as formatting of advertisement publications to comply with our specifications or standards for advertisement publications. Previously, the share attributable to advertising agencies was considered an individually identifiable element, and we recognized revenue excluding such share from the total consideration received from customers as we earned a certain portion of the consideration received, and did not provide the service directly or bear any credit risk relating to the share of the advertising agency.

IFRS 15 reconfigures the evaluation criteria for whether an entity is considered a principal or an agent based on the identification of performance obligations and transfer of control for services. In particular, the guidance states that “an entity is a principal if it controls the specified good or service before that good or service is transferred to a customer” and further enhances the guidance and interpretations related to whether an entity controls the rights to goods or services provided by other parties. This includes situations where an entity has the ability to direct other parties to perform services to customers on the entity’s behalf. Since advertising agencies’ services, such as formatting of advertisement publications, are provided to customers based on our specifications or standards for advertisement publications, we have determined that we control the services provided by advertising agencies and that we are deemed to be the principal. Due to the factors above, we changed our method of revenue recognition to recognize the total consideration received from a customer, including the services provided by advertising agencies.

As a result of our adoption of IFRS 15, our revenue for the year ended December 31, 2018 increased by ¥8,837 million compared to the previous method. However, there was no effect on our profit from operating activities for the year ended December 31, 2018 because our sales commission expenses increased by the same amount. Such increase in sales commission expenses is in accordance with IFRS 15, pursuant to which we now recognize the costs of contracts consisting of consideration payable to an advertising agency as an asset and such costs are expensed as the related revenues are recognized, which process recurs every time an advertising contract is renewed at the end of the original term of the contract.

For a discussion of the adoption of IFRS 15 and the adjustments made to line items presented in our annual consolidated financial statements due to the change from IAS 18 and Other Standards applied previously to IFRS 15, including the impact on the line items in the consolidated statements of financial position, see Note 3(30) of the notes to our annual consolidated financial statements.

Revenue Recognition for Internally-developed Virtual Items

We offer both consumable and durable virtual items in our internally-developed games and applications. Consumable virtual items are virtual items that are consumed by following an end users’ specific action and do not provide end users with continuing benefits, whereas durable virtual items are virtual items that provide the end user with continuing benefits over a specific period. Our performance obligation with respect to both consumable virtual items and durable virtual items is to make such items available to the users for their use at any given time, employing a concept similar to that of a service of standing ready, which is clarified by IFRS 15 to mean providing a service to users or making a service available to users for their use as and when they decide to use such service. The period of benefit of a durable virtual item generally ends at the earliest of (1) an item ceasing to provide further benefits to an end user (i.e., the period of benefit is represented by the usage period of such item), (2) an item being removed from the game board or application by specific in-app or in-game actions taken by an end user or (3) an end user abandoning the game or application. Because consumable virtual items offered by us are generally consumed upon purchase by end users, we recognize revenues attributable to consumable virtual items upon sale. For revenues attributable to durable virtual items, revenues are recognized either (1) on a straight-line basis over the estimated usage period or (2) when we cannot estimate the estimated usage period upfront, on a straight-line basis over the estimated average playing period of paying users adjusted for any virtual items removed from the game board or application. We recognize revenue attributable to the removed virtual items by developing estimated removal rates and applying such rates to total sales generated. We develop an estimated usage period for durable virtual items considering historical data on purchase patterns and user usage behavior.

We define the playing period as the period from when a paying user first purchased virtual credits to when a paying user is deemed to have become inactive, i.e. when a paying user has not logged onto the game/app for two consecutive months. To estimate the average playing period for a paying user, we analyze monthly cohorts composed of paying users who made their first purchase of virtual credits during such month. We track these monthly cohorts and analyze the dates on which paying users within each cohort become inactive. Based on the actual data observed, we extrapolate the future declines in paying users to determine the ending point of a paying user’s life beyond the date for which observable data is available. We then use the actual and extrapolated data to calculate the average playing period. We recognize revenues arising from internally-developed games and applications by using the estimated average playing period.

Upon launching a new game or application, we evaluate the nature of the virtual items, the behavior of end users with respect to such items and the availability of supporting data in determining the related revenue recognition policy. We may also consider the data from other existing internally-developed games or applications as well as industry data in determining the related revenue recognition policy if there is insufficient history for such new game or application. If we do not have sufficient historical data to analyze user behavior and cannot identify any similar games or applications to serve as references for us to reasonably estimate the life of the game or application, we defer all sales until such history is developed. Once we have sufficient historical data, we assess the estimations (such as the estimated usage period and the estimated average playing period for paying users) for durable virtual items for each game or application on a quarterly basis. If user behavior changes over time or deviates from our estimates, we may be required to change the timing of our revenue recognition, which could materially and adversely affect our results of operations.

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

We believe that recognition of deferred tax assets is a significant accounting policy that requires our management’s estimates and assumptions regarding, among other things, the level of future taxable income, interpretation of the tax laws and tax planning. Changes in tax laws, projected levels of taxable income and tax planning could affect the effective tax rate and tax balances recorded by us in the future. As of December 31, 2018, we recorded deferred tax assets of ¥17,107 million and deferred tax liabilities of ¥503 million.

Impairment

Non-financial Assets

Non-current assets other than goodwill. Non-current assets other than goodwill, such as property and equipment and intangible assets with definite useful lives, are assessed for indicators of impairment at the end of each reporting period. Intangible assets with indefinite useful lives, including goodwill (described further below), are tested for impairment annually. We evaluate both internal and external sources of information to assess whether impairment indicators exist. Some of the impairment indicators are evidence of obsolescence, significant adverse changes in the technological, market, economic or legal environment of the market in which we operate. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Likewise, the determination of the assets’ recoverable amounts involves the use of estimates by our management that can have a material impact on the respective values and ultimately the amount of any impairment. As a result of the liquidation of MixRadio in March 2016, our MixRadio business was retrospectively classified as part of discontinued operations. In 2016, 2017 and 2018, no impairment loss was recognized for tangible and intangible assets with definite useful lives in connection with our MixRadio business. See “— Major Components of Our Results of Operations — Profit (Loss) from Discontinued Operations, Net of Tax” and Note 9, Note 10 and Note 11 of the notes to our annual consolidated financial statements.

Goodwill. As of December 31, 2018, we had ¥17,095 million of goodwill. The goodwill impairment test requires us to test at least annually and more frequently as indicators of impairment are identified. The goodwill impairment test requires us to exercise judgment and assess whether the carrying value of the cash-generating units to which goodwill has been allocated can be supported by the recoverable amount of such cash-generating units. The recoverable amount of a cash-generating unit is determined based on a value-in-use calculation that involves the use of estimates. The main assumptions used in the value-in-use calculation include the discount rate, terminal growth rate and expected future cash flow projections for a period of up to five years from financial budgets approved by our management. Cash flow projections after the planning period are extrapolated using terminal growth rates. Cash flow projections take into account past experience and represent our management’s best estimates. These assumptions are subject to significant adjustments from various factors including user trends, spending on marketing, technology infrastructure and competition.

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

The key assumptions used in our value-in-use calculations are as follows:

	For the year ended December 31,
	2016		2017		2018
	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate
LINE business and portal	11.7%	1.1%	10.3%	1.6%	—	—
Core business
Core business	—	—	—	—	11.6%	1.3%
Strategic business
LINE Friends	—	—	—	—	11.2%	2.3%
Fintech	—	—	—	—	11.8%	1.6%
e-commerce	—	—	—	—	11.0%	1.7%
AI	—	—	—	—	11.5%	1.7%

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

Financial assets

We assess the expected credit losses associated with our assets measured at amortized cost and at fair value through other comprehensive income. The impairment methodology used to estimate the expected credit losses depends on whether there has been a significant increase in credit risk in the individual financial asset or the asset group that includes such financial asset since initial recognition. We measure the expected credit losses for financial assets measured at amortized cost and at fair value through other comprehensive income for which there has been no significant increase in credit risk at an amount equal to expected credit losses over a 12-month period. On the other hand, if there has been a significant increase in credit risk, we measure the expected credit loss at an amount equal to the lifetime expected credit losses considering all reasonable and supportable information, including forward-looking information. We use the probability that a default may occur calculated based on historical default data of corporate bond ratings in Japan to measure the 12-month expected credit losses and the lifetime expected credit losses. For trade receivables, we apply the simplified approach permitted by IFRS 9 (as defined below), which requires lifetime expected losses to be recognized from the initial recognition of such trade receivables. The expected credit risk of trade receivables is measured using the probability that a default may occur calculated based on our historical experiences relating to cash collection from our trade receivables. In calculating expected credit losses, we consider a variety of forward-looking information, including external credit ratings, actual or expected significant adverse changes in business, financial or economic conditions that may cause a significant change to a borrower’s ability to perform its obligations and actual or expected significant changes in the operating results of the customer or the counterparty.

IFRS 9 Financial Instruments (“IFRS 9”), issued by the IASB in July 2014, is a new IFRS accounting standard aimed at improving and simplifying the accounting treatment of financial instruments and is effective for annual periods beginning on or after January 1, 2018. IFRS 9, which replaces IAS 39, Financial Instruments: Recognition and Measurement, requires all financial assets to be classified and measured on the basis of an entity’s business model for managing financial assets and the contractual cash flow characteristics of the financial assets. A new impairment model is introduced which requires recording of allowance for credit losses based on expected losses instead of incurred losses, and recognition of any subsequent changes in expected credit losses in profit or loss. The impact on our financial statements due to the application of IFRS 9 depends on judgments made by us in applying the new standard, the nature of financial instruments held by us and macroeconomic variables. We have applied IFRS 9 retrospectively and have determined not to restate the comparative information for periods prior to 2018. For additional information regarding IFRS 9, see Note 3(30) of the notes to our annual consolidated financial statements.

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

Defined Benefit Plans

We offer employees in Korea, Taiwan and Thailand defined benefit plans and defined contribution plans. The specific features of these plans vary depending on the applicable laws and regulations in each country where the employees work. The majority of our defined benefit obligation consists of the unfunded defined benefits plans for employees of our subsidiaries located in Korea. Such plans include lump sum payments and other post-employment benefits for the board of directors and employees with a service period of over one year. Expenses related to defined benefit plans were ¥1,747 million, ¥2,141 million and ¥2,180 million in 2016, 2017 and 2018, respectively, and we recorded liabilities for defined benefit obligations of ¥6,204 million, ¥6,189 million and ¥7,210 million as of December 31, 2016, 2017 and 2018, respectively. The cost of the defined benefit plans and the present value of the obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that are reviewed at each reporting date, including the determination of the discount rate and future salary increases.

We used the following assumptions to calculate our expenses related to defined benefit plans for the years indicated.

	December 31,
	2016	2017	2018
Discount rate	3.4%	3.2%-3.7%	2.5%-3.5%
Weighted average of future salary increases	8.6%-11.3%	4.5%-7.7%	5.3%-7.1%

We determine the discount rate based on market returns of high-quality corporate bonds consistent with currencies and estimated payment terms applicable to the defined benefit obligations as of the reporting date in order to calculate present value of the defined benefit obligations. Estimated future salary increases are based on historical salary increases and expected future inflation rates. The plans expose us to actuarial risks, including interest rate risk, salary increase risk and longevity risk. Due to the complexities involved in the valuation and its long-term nature, defined benefit obligations are highly sensitive to changes in these assumptions. If the discount rate or rate of future salary increases had been 100 basis points higher or lower with all other variables held constant, the impact on our defined benefit obligations for 2018 would have been as follows:

	For the year ended December 31, 2018
	Discount rate		Salary increase rate
	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
	(in millions of yen)
Impact on defined benefit obligations	¥(833)	¥1,020	¥970	¥(812)

Recently Issued Accounting Standards

IFRS 16 Leases (“IFRS 16”), issued by the IASB, governs the accounting for leases and related contractual rights and obligations. We will adopt IFRS 16 for annual reporting periods beginning on January 1, 2019, the mandatory effective date. We intend to use a simplified approach in adopting IFRS 16 and do not plan to restate the amounts for the annual periods prior to such adoption. For our assessment of the financial impact of IFRS 16 on our consolidated financial statements, see Note 3(29) of the notes to our annual consolidated financial statements.

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

As of December 31, 2017 and 2018, we did not have any relationships with unconsolidated entities or financial partnerships, such as entities often referred to as structured finance or special purpose entities, which have been established for the purpose of facilitating off-balance sheet arrangements or other contractually narrow or limited purposes.

Item 5.F.	Tabular Disclosure of Contractual Obligations

See “Item 5.B. Liquidity and Capital Resources — Contractual Obligations and Commitments.”

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

Name	Age	Position/Title
Takeshi Idezawa	45	Representative Director, President and Chief Executive Officer
Jun Masuda	41	Director and Chief Strategy & Marketing Officer
Jungho Shin	47	Director and Chief WOW Officer
In Joon Hwang	53	Director and Chief Financial Officer
Hae Jin Lee	51	Chairman of the Board of Directors
Tadashi Kunihiro	63	Outside Director
Koji Kotaka	60	Outside Director
Rehito Hatoyama	45	Outside Director
Hitoshi Kurasawa	68	Corporate Auditor
Yoichi Namekata	50	Corporate Auditor
Noriyuki Uematsu	58	Corporate Auditor

Takeshi Idezawa. Mr. Idezawa has served as our representative director since April 2014 and as president and chief executive officer since April 2015. He currently serves as a representative director of LINE Book Distribution Corporation and LINE Digital Frontier. Previously, he served as our chief operating officer and as a representative director and president of livedoor Co., Ltd., our subsidiary, where he served in various roles after joining the company in June 2002. Mr. Idezawa received a B.A. in political science and economics from Waseda University.

Jun Masuda. Mr. Masuda has served as a director since March 2015 and chief strategy and marketing officer since April 2014. Mr. Masuda currently serves as a representative director of LINE Ventures Corporation, LINE MUSIC Corporation, LINE TICKET Corporation and LINE CONOMI Corporation. Mr. Masuda also serves as a director of Yume no Machi Souzou Iinkai Co., Ltd. Previously, he served as a senior officer and chief strategy and marketing officer of NHN Japan Corporation. Prior to joining our company in October 2008, he served as a director and vice president of product at Baidu Japan Inc.

Jungho Shin. Mr. Shin has served as a director since January 2012 and as our chief WOW officer since February 2019. On March 28, 2019, our board of directors resolved to appoint Mr. Shin as a co-representative director effective April 1, 2019. He served as our chief global officer from April 2014 to March 2018 and chief service officer and from April 2018 to January 2019. He has served as a representative director of LINE Plus Corporation since March 2013. Previously, he served as an outside director at livedoor Co., Ltd., our subsidiary. From June 2005 to April 2013, Mr. Shin served in several roles at NAVER Corporation, including as head of Japan services. Mr. Shin received a B.S. and an M.S. in computer science from Korea Advanced Institute of Science and Technology.

In Joon Hwang. Mr. Hwang has served as a director since December 2008 and as our chief financial officer since April 2015. He currently serves as a representative director of LINE Ventures Corporation. Previously, Mr. Hwang served in several roles at NAVER Corporation, including as chief financial officer from November 2008 to January 2016. Prior to joining NAVER Corporation, Mr. Hwang served in several roles at Woori Investment & Securities Co., Ltd., Woori Finance Holdings Co., Ltd., Samsung Securities Co., Ltd.,

Credit Suisse and Samsung Electronics Co., Ltd. Mr. Hwang received a B.S. in economics from Seoul National University and an M.B.A. from New York University.

Hae Jin Lee. Mr. Lee has served as a director since November 2005 and as the chairman of our board of directors since January 2012. Mr. Lee also serves as the global investment officer of NAVER Corporation. Mr. Lee co-founded NAVER Corporation in June 1999 and served as chairman of the board of NAVER Corporation until March 2017. Prior to co-founding NAVER Corporation, from February 1992 to June 1999, Mr. Lee served in several roles at Samsung SDS Co., Ltd., an information technology services provider. Mr. Lee received a B.S. in computer science from Seoul National University and an M.S. in computer science from Korea Advanced Institute of Science and Technology.

Tadashi Kunihiro. Mr. Kunihiro has served as an outside director since October 2015. Mr. Kunihiro is an attorney in Japan and currently serves as an outside director of Tokio Marine & Nichido Fire Insurance Co., Ltd., an outside auditor of Mitsubishi Corporation and an outside auditor of OMRON Corporation. From June 2006 to June 2014, he also served as an outside auditor of Sekisui Chemical Co., Ltd. Mr. Kunihiro received an L.L.B. from the University of Tokyo.

Koji Kotaka. Mr. Kotaka has served as an outside director since February 2016. Mr. Kotaka is an attorney in Japan and currently serves as an outside director of Kenedix, Inc. and Musca Inc. and the representative of Apollo Management Japan Limited. Previously, he held positions at Nishimura & Asahi, Goldman Sachs Japan Co., Ltd., Sato and Tsuda Law Office and Legal Research and Training Institute of the Supreme Court of Japan. Mr. Kotaka received an LL.B. from Keio University and an LL.M. from University of Chicago Law School.

Rehito Hatoyama. Mr. Hatoyama has served as an outside director since March 2016. Mr. Hatoyama is currently the representative director of Hatoyama Research Institute, Ltd. and also serves as an outside director of Pigeon Corporation, transcosmos inc. and Mythical Games Inc. Previously, he held positions at Sanrio Company, Ltd. and Mitsubishi Corporation. Mr. Hatoyama received a B.A. from Aoyama Gakuin University and an M.B.A. from Harvard Business School.

Hitoshi Kurasawa. Mr. Kurasawa has served as our full-time corporate auditor since April 2013. Previously, Mr. Kurasawa served as a director at Hanno Golf Club Co., Ltd. From February 2000 to June 2011, Mr. Kurasawa served in several roles at Gurunavi, Inc., an online restaurants information provider, including as a corporate auditor, director and executive vice president. From July 1987 to January 2005, Mr. Kurasawa served in several roles at NKB System Kaihatsu Co., Ltd., a computer system developer, including as a director. Mr. Kurasawa received a B.S. in industrial engineering and management from Tokyo Institute of Technology.

Yoichi Namekata. Mr. Namekata has served as our corporate auditor since March 2019. Mr. Namekata is the representative attorney of NAMEKATA International Law Office. He currently serves as an outside auditor of Suruga Bank Ltd. Mr. Namekata has previously held positions at Blakemore & Mitsuki, Baker & McKenzie, NIIMURA SOGO LAW OFFICE and the Inspection Bureau of the FSA. Mr. Namekata received a bachelor’s degree in international relations law from Sophia University.

Noriyuki Uematsu. Mr. Uematsu has served as our corporate auditor since March 2019. Mr. Uematsu is a certified public accountant in Japan and currently serves as a director of Uematsu Certified Public Accountants Office and as the representative director of SU Consultant Co. Ltd. He also serves as an outside director and auditor of Kamakura Shinsho, Ltd. and Astellas Pharma Inc. Mr. Uematsu has previously held positions at DENTSU INC. and Deloitte Tohmatsu Consulting Co., Ltd. Mr. Uematsu received a B.A. in economics from Keio University.

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

Executive Officers	Age	Position/Title
Takeshi Idezawa	45	Representative Director, President and Chief Executive Officer
Jun Masuda	41	Director and Chief Strategy & Marketing Officer
Jungho Shin	47	Director and Chief WOW Officer
In Joon Hwang	53	Director and Chief Financial Officer
Euibin Park	44	Chief Technology Officer
Tomohiro Ikebe	42	Head of Services Development
Seokho Yang	41	Head of LINE Development Department 1 and Director of Blockchain Lab
Youngsu Ko	42	Head of Fintech Business
Takeshi Shimamura	42	Head of Portal and Media Business
Ayumi Inagaki	36	Head of LINE Planning

Euibin Park. Ms. Park has served as chief technology officer since April 2014. She has served as head of our Web Services Development Group since June 2013. From June 2005 to April 2013, Ms. Park served in several roles at NAVER Corporation and its affiliated companies, primarily in Japan-related businesses. Prior to joining NAVER Corporation in June 2005, Ms. Park served in several roles at Neowiz Games Corporation, NOWCOM Co., Ltd. and Soteck Inc. Ms. Park received a B.S. in information and communications from Chonbuk National University.

Tomohiro Ikebe. Mr. Ikebe has served as head of Services Development since April 2014. He currently serves as a representative director of LINE Growth Technology. Previously, he served in several roles at DataHotel Co., Ltd., our subsidiary, after joining the company in October 2001, including as executive officer in charge of business development.

Seokho Yang. Mr. Yang has served as head of LINE Development Department 1 since June 2013. He currently serves as the director of Blockchain Lab. Previously, he served in several development-related roles at NHN Japan Corporation, NAVER Japan Corporation and NHN Corporation. Mr. Yang received a B.S. in computer science from Korea Advanced Institute of Science and Technology.

Youngsu Ko. Mr. Ko has served as head of Fintech Business since February 2019. He has served in several other leadership roles, including as project manager of LINE Messenger Service, since joining our company in March 2013. Previously, he served in several roles at NAVER Corporation, primarily in its Japan-related businesses.

Takeshi Shimamura. Mr. Shimamura has served as head of Portal and Media Business since April 2014. He currently serves as a representative director of Next Library Corporation. Since joining our company from Rakuten, Inc. in July 2004, Mr. Shimamura has served in several roles at our company, including as head of service planning. Mr. Shimamura received a B.A. in history from Komazawa University.

Ayumi Inagaki. Ms. Inagaki has served as head of LINE Planning since June 2015. She currently serves as head of service planning of LINE Financial. Previously, she served in several roles at NeoWiz Japan Corporation, NEOLAB Co., Ltd. and Baidu, Inc. Ms. Inagaki received a B.A. in social science from Hitotsubashi University.

Item 6.B.	Compensation

In accordance with the Companies Act, compensation for our directors and corporate auditors, including bonuses, retirement allowances and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our articles of incorporation. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Compensation for a director or corporate auditor is fixed by our board of directors or by consultation among our corporate auditors in accordance with our internal regulations and practice and, in the case of retirement allowances, generally reflects the position of the director or corporate auditor at the time of retirement, length of service as a director or corporate auditor and contribution to our performance. Our board of directors is also supported by a compensation committee. See “Item 6.C. Board Practices — Committees of the Board of Directors.”

The following table summarizes the total compensation paid, including in-kind benefits granted, to our directors and corporate auditors in 2018:

	Total amount	By type (in millions of yen)				Number of persons
	(in millions of yen)	Base salary	Stock options	Bonuses	Retirement allowances
Directors(1)	1,467	373	780	271	43	5
Outside directors	45	45	—	—	—	3
Corporate auditors(2)	2	2	—	—	—	1
Outside corporate auditors	13	13	—	—	—	3

(1)	Excludes outside directors.
(2)	Excludes outside corporate auditors.

The following table summarizes the compensation paid, including in-kind benefits granted, by LINE Corporation and its consolidated subsidiaries to our directors or corporate auditors, on an individual basis, in an amount equal to or exceeding ¥100 million for 2018:

Name	Position/Title	Company	Type and amount (in millions of yen)				Total (in millions of yen)
			Base salary	Stock options(1)	Bonuses	Retirement allowances(2)
Jungho Shin	Director	LINE Corporation	8	371	—	—	589	(3)
	Director	LINE Plus Corporation	97	—	79	34
In Joon Hwang	Director	LINE Corporation	47	74	10	—	218	(4)
	Director	LINE Plus Corporation	23	—	55	9
Takeshi Idezawa	Director	LINE Corporation	80	186	49	—	315
Jun Masuda	Director	LINE Corporation	66	149	42	—	257

(1)	Amounts account for expenses applicable to stock options granted in 2015, 2017 and 2018.
(2)	Amounts include retirement allowances set aside for Mr. Jungho Shin and Mr. In Joon Hwang by LINE Plus Corporation pursuant to its internal policy.
(3)	Amount includes compensation paid to Mr. Jungho Shin by LINE Corporation and LINE Plus Corporation.
(4)	Amount includes compensation paid to Mr. In Joon Hwang by LINE Corporation and LINE Plus Corporation.

Pursuant to a resolution of our board of directors on February 26, 2019, we will be adopting a new share-based compensation plan, which envisions the grant of approximately 3.6% of our outstanding common shares per year over a three-year period (for a total of approximately 10.8% of our outstanding common shares), with the exact timing of the grant to be determined at a later date, to our directors, executive officers and employees in the form of stock options or other share-based compensation, as applicable. At the ordinary general meeting of shareholders held on March 28, 2019, our shareholders approved the grant of stock options as compensation to our directors (including outside directors). The exercise price of the stock options shall be

105.0% of the average market price of our common stock on the Tokyo Stock Exchange for the month preceding the date of the grant of the stock options, unless such exercise price is lower than the market price on the date of the grant, in which case the exercise price shall be the market price on such date. An increasing percentage of stock options granted shall be exercisable from the third, fourth or fifth anniversary of the date of the grant, as applicable, to the tenth anniversary thereof. The stock options granted to our directors who are not outside directors shall only be exercisable upon the satisfaction of certain conditions related to the price of our shares of common stock at the time specified under our new share-based compensation plan. See Note 32 of the notes to our annual consolidated financial statements.

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

In addition, under the Securities Listing Regulations of the Tokyo Stock Exchange, listed companies in Japan are required to have at least one independent officer (an “Independent Officer”). For details on the requirements for an Independent Officer, see “Item 16G. Corporate Governance.” Such Independent Officer is required to be an outside director or an outside corporate auditor (as defined under the Companies Act) who is unlikely to have any conflicts of interest with shareholders. The Securities Listing Regulations also require listed companies to make efforts to have at least one director who meets the requirements for an Independent Officer (such director, an “Independent Director”). Further, a listed company that does not have two or more Independent Directors is required to publicly explain the reason. As of December 31, 2018, we six Independent Officers, including three Independent Directors.

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

Our board of directors is supported by a management committee to facilitate timely decision-making with respect to important administration and management issues. The management committee is composed of members appointed by the President. Currently, the management committee consists of the Chief Executive Officer, Chief WOW Officer, Chief Strategy & Marketing Officer, Chief Privacy Officer/Chief Information Security Officer, certain senior officers in charge of finance and accounting, human resources and internal audit and a full-time corporate auditor. The management committee engages in discussion of various items to be resolved by, or reported to, the board of directors, and considers important administration and management issues in accordance with the basic strategies and policies set by the board of directors.

Our board of directors is also supported by a compensation committee to facilitate independent, objective and transparent decision-making with respect to compensation of our directors. The compensation committee is composed of a majority of outside directors, one of whom must serve as the chair of the committee, and currently consists of Mr. Takeshi Idezawa, Mr. Hae Jin Lee, Mr. Tadashi Kunihiro, Mr. Koji Kotaka and Mr. Rehito Hatoyama. The compensation committee is responsible for deliberating the overall compensation scheme for our directors, assessing the criteria for evaluating their performance and implementing such criteria to decide the compensation for each director, as well as advising or making recommendations to the board of directors on such matters.

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

On a consolidated basis, we had 3,085, 4,344 and 5,595 full-time employees as of December 31, 2016, 2017 and 2018, respectively. From time to time, we also employ contract-based or part-time employees to enhance operational efficiency. As of December 31, 2018, we had 1,922 temporary employees. The following table sets forth a breakdown of our full-time employees by location as of December 31, 2018:

Location	Number of full-time employees
Japan	2,404
Outside Japan	3,191

Total	5,595

Compensation for our full-time employees consists of a combination of annual base salary, bonuses and share-based compensation. Pursuant to the approval of our board of directors on June 26, 2017, we introduced equity-settled and cash-settled employee stock ownership plans in recognition of our employees’ contribution to our growth and to further encourage improvement in medium- to long-term business performance and to grant beneficiary rights to certain of our employees and those of our subsidiaries in 2017. As of December 31, 2018, our equity-settled and cash-settled employee stock ownership plans held 1,979,775 shares of our common stock as treasury shares, which are granted from time to time as shares or cash (after sale of the underlying shares by the trust) as part of our share-based payments to our employees. See Note 27 of the notes to our annual consolidated financial statements. We also operate employee share incentive plans to encourage wider equity participation among our employees. Pursuant to our new share-based compensation plan to be adopted in 2019, we plan to grant stock options or other share-based compensation to all of our employees, which we believe would create a strong incentive for them to further promote medium- to long-term growth of our corporate and shareholder values. See “Item 6.B. Compensation.”

We also provide a wide range of benefits to our employees. We believe our compensation and benefit plans are competitive within our industry. Our employees in Japan are not unionized, and we consider our current relations with our employees to be good.

Item 6.E.	Share Ownership

Common Stock

As of December 31, 2018, none of the shares of our common stock entitles the holder to any preferential voting rights. The persons who are currently our directors, corporate auditors and executive officers held, as a group, 9,393,014 common shares as of December 31, 2018, the most recent practicable date for which this information is available. The table below shows the ownership of our common shares by our directors, corporate auditors and executive officers.

Name	Number of Common Shares	Percentage of Outstanding Common Shares
Jungho Shin	4,760,500	2.0%
Hae Jin Lee	4,594,000	1.9%
Takeshi Idezawa	30,000	*
Jun Masuda	5,000	*
Koji Kotaka	2,500	*
Tadashi Kunihiro	676	*
Rehito Hatoyama	338	*

Total	9,393,014	3.9%

*	Less than 1%.

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

The following table summarizes the stock options with respect to our common stock owned by our directors, corporate auditors and executive officers as of December 31, 2018:

Name	Grant Date	Exercise period		Exercise price (per share)	Number of options granted	Number of options exercised	Number of exercisable options
		From	To
Jungho Shin	December 17, 2012	December 18, 2014	December 17, 2022	¥344	6,790,000	6,790,000	—
	February 4, 2015	February 4, 2017	February 3, 2025	1,320	3,474,500	3,474,500	—
	July 18, 2017	July 18, 2021	July 18, 2027	4,206	601,000	—	601,000
Hae Jin Lee	December 17, 2012	December 18, 2014	December 17, 2022	344	5,572,000	5,572,000	—
Takeshi Idezawa	December 16, 2013	December 17, 2015	December 16, 2023	344	52,500	52,500	—
	February 4, 2015	February 4, 2017	February 3, 2025	1,320	44,000	20,000	24,000
	July 18, 2017	July 18, 2021	July 18, 2027	4,206	300,500	—	300,500
Jun Masuda	December 16, 2013	December 17, 2015	December 16, 2023	344	63,000	5,000	58,000
	February 4, 2015	February 4, 2017	February 3, 2025	1,320	31,500	—	31,500
	July 18, 2017	July 18, 2021	July 18, 2027	4,206	240,400	—	240,400
In Joon Hwang	July 18, 2017	July 18, 2021	July 18, 2027	4,206	120,200	—	120,200

For a description of additional stock options to be granted to our directors, and stock options or other share-based compensation to be awarded to our executive officers and employees, see “Item 6.B. Compensation” and “Item 6.D. Employees,” respectively.

Item 7.	Major Shareholders and Related Party Transactions

Item 7.A.	Major Shareholders

The table below sets forth certain information relating to the shareholders of our common stock outstanding as of December 31, 2018, based on information known to us or can be ascertained from public filings:

Name of shareholder	Number of shares owned	Percentage of outstanding shares
NAVER Corporation(1)	174,992,000	72.8%

(1)	Prior to our IPO in July 2016, in which we issued 40,250,000 shares of common stock (including over-allotments), NAVER Corporation owned 100.0% of the outstanding shares of our common stock.

Under the FIEA, any person who solely or jointly owns more than 5% of the total issued voting shares of a company listed on a Japanese stock exchange must file a report concerning the shareholding with the director of the relevant local finance bureau. Major shareholders have the same voting rights per share as all other holders of common stock.

As of December 31, 2018, there were 240,524,642 shares of common stock outstanding. Of the total outstanding shares, 6,904,120 shares were held in the form of American Depositary Receipts (“ADRs”) and the number of registered ADR holders was nine. As of December 31, 2018, 9,743,386 shares were held of record in the form of common stock by residents in the United States and the number of registered holders of our common stock in the United States was 97.

NAVER Corporation, which has 174,992,000 shares or 72.8% of the voting power of our outstanding capital stock as of December 31, 2018, has the ability to control the outcome of matters submitted to our shareholders for approval. To our knowledge, there are no arrangements the operation of which may, at a subsequent date, result in a change in control of us.

Item 7.B.	Related Party Transactions

NAVER Corporation

Issuance of Shares

On May 25, 2012, we issued 87,369 shares of our common stock to NAVER Corporation for ¥15,000 million. As of December 31, 2018, NAVER Corporation held a 72.8% voting interest in us.

Allotment of Convertible Bonds

On September 20, 2018, we issued zero coupon convertible bonds due 2023 and 2025 in the aggregate principal amount of approximately ¥73.2 billion, half of the total aggregate principal amount of the Convertible Bonds we issued, to NAVER Corporation. See “Item 5.B. Liquidity and Capital Resources — Liquidity and Capital Resources — Cash Flows — Net Cash Provided by Financing Activities.” The zero coupon convertible bonds are convertible into shares of our common stock at an initial conversion price per share of ¥7,467 for the convertible bonds due 2023 and ¥7,518 for the convertible bonds due 2025.

Directors and Senior Management

Mr. Hae Jin Lee, who currently serves as a director and chairman of our board of directors, also serves as an executive officer of NAVER Corporation.

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

Advertising Service

On January 1, 2014, LINE Plus Corporation, our wholly-owned subsidiary, entered into a service partnership agreement with NAVER Corporation to provide NAVER Corporation with advertising services via the LINE platform and the right to use certain LINE characters in NAVER Corporation’s advertising activities in exchange for advertising services to be provided to LINE Plus Corporation via NAVER Corporation’s portal website, NAVER. We recognized net revenue receivable from NAVER Corporation of ¥663 million in 2018 and recorded ¥184 million of outstanding receivables balance from NAVER Corporation as of December 31, 2018.

Joint Development of LINE Clova

On July 6, 2017, we entered into a business cooperation agreement with NAVER Corporation to establish the terms and conditions of the joint development and operation of the LINE Clova AI platform as well as the distribution, marketing and promotion of related products. Pursuant to this agreement, we and NAVER Corporation hold joint and equal ownership over all intellectual property jointly developed relating to the LINE Clova AI platform and bear an equal amount of costs incurred during such development. In the event that revenues and expenses arise from the distribution and sale of the products and services jointly developed by us and NAVER Corporation, each party recognizes its own revenues and expenses arising from such activities.

NAVER Business Platform Corporation

Data Hosting Services

On December 20, 2010, we entered into a data hosting agreement with NAVER Business Platform Corporation, pursuant to which NAVER Business Platform Corporation provides data hosting services to us. The agreement was superseded by an information technology service agreement with NAVER Business Platform Corporation dated April 1, 2013. For such services, we recognized expenses payable to NAVER Business Platform Corporation of ¥8,566 million in 2018 and recorded ¥883 million of outstanding expenses payable balance to NAVER Business Platform Corporation as of December 31, 2018.

Snow Corporation

In May 2017, we transferred our camera application business, including B612 and LINE Camera, which was operated by our wholly-owned subsidiary LINE Plus Corporation, to Snow Corporation, a subsidiary of NAVER Corporation and developer and operator of the selfie app SNOW. In exchange for the transfer of business, LINE Plus Corporation received 208,455 newly issued common shares of Snow Corporation, which amounted to ¥10,651 million representing the fair value of such newly issued common shares on the date of the transaction. Currently, our interest in Snow Corporation is 34.0% and the remaining interest is owned by NAVER Corporation.

For further details on related party transactions, see Note 28 of the notes to our annual consolidated financial statements.

As of December 31, 2018, we had no loans outstanding to our directors, corporate auditors or executive officers.

Item 7.C.	Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-136 for our annual consolidated financial statements.

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

We are a joint-stock corporation incorporated in Japan under the Companies Act. Under Article 2 of our articles of incorporation, filed as Exhibit 1.1 to this annual report, the purpose of the Company, among others, is to engage in the electronic communication business, as well as the planning, design, development, operation, provision and rental of software that utilizes telecommunication networks and electronic technologies. The rights of our shareholders are represented by shares of our common stock as described below, and shareholders’ liability is limited to the amount of subscription for such shares. As of December 31, 2018, our authorized share capital consisted of 690,000,000 shares of common stock of which 240,524,642 shares were issued and outstanding.

Board of Directors

Under the Companies Act, a resolution of a meeting of the board of directors requires the majority vote of the directors present at the meeting, and a majority of the board of directors constitutes a quorum. As part of the application of general conflict of interest provisions, a director who has a special interest in the proposal presented at the meeting may not exercise his or her vote and such director is excluded for purposes of determining a quorum and adopting a resolution.

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

For information as to Japanese taxes on dividends, please refer to “Item 10.E. Taxation — Japanese Taxation.”

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

Japan has income tax treaties whereby the withholding tax rate (including the special reconstruction surtax) may be reduced, generally to 15%, for portfolio investors, with, among others, Canada, Denmark, Finland, Germany, Ireland, Italy, Luxembourg, New Zealand, Norway, Singapore and Spain, while the income tax treaties with, among others, Australia, Belgium, France, Hong Kong, the Netherlands, Portugal, Sweden, Switzerland, the United Arab Emirates, the United Kingdom and the United States generally reduce the withholding tax rate to 10% for portfolio investors. In addition, under the income tax treaty between Japan and the United States, dividends paid to pension funds which are qualified U.S. residents eligible to enjoy treaty benefits are exempt from Japanese income taxation by way of withholding or otherwise unless the dividends are derived from the carrying on of a business, directly or indirectly, by the pension funds. Similar treatment is applicable to dividends paid to pension funds under the income tax treaties between Japan and the Netherlands, Switzerland and the United Kingdom. Under Japanese tax law, any reduced maximum rate applicable under a tax treaty shall be available when such maximum rate is below the rate otherwise applicable under the Japanese tax law referred to in the second preceding paragraph with respect to the dividends to be paid by us on our shares or ADSs.

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

United States Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs, based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, published administrative interpretations of the U.S. Internal Revenue Service (“IRS”), judicial decisions and the income tax treaty between the United States and Japan (the “Tax Convention”), all of which are subject to differing interpretations and to change, possibly with retroactive effect. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the holding or disposition of shares of our common stock or ADSs. This summary applies only to U.S. Holders (as defined below) that hold shares of our common stock or ADSs as “capital assets” for U.S. federal income tax purposes. It does not address the tax treatment of investors subject to special tax rules, such as banks or other financial institutions, tax-exempt entities, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or partners therein, insurance companies, dealers in securities, traders in securities that elect mark to market treatment for their securities, a person whose functional currency for tax purposes is not the U.S. dollar, investors that own or are treated as owning 10% or more of our stock (by vote or value, and taking into account common shares held directly or through depositary arrangements), or investors that hold common shares or ADSs as part of a straddle, hedging, conversion or other integrated transaction. In addition, this summary does not address the tax consequences to U.S. Holders of acquiring, owning, or disposing of the common shares or ADSs under any U.S. federal estate or gift tax, U.S. alternative minimum tax, or U.S. state or local, foreign or other tax laws (such as the Medicare contribution tax on net investment income).

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

Passive Foreign Investment Company

We will be classified as a PFIC in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (i.e., assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2018 and do not expect to be a PFIC in 2019. However, PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and/or ADSs may result in our becoming a PFIC. Additionally, the overall level of our passive assets will be significantly affected by changes in the amount of our cash, cash equivalents and securities held for investment, each of which may be classified as passive assets under the PFIC rules.

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

A U.S. Holder that makes a mark to market election must include in ordinary income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of its shares or ADSs at the close of its taxable year over its adjusted basis therein. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in shares or ADSs over their fair market value at the close of its taxable year, but this deduction is allowable only to the extent of any net mark to market gains for prior years. Any income or deductions taken into account under these mark to market rules will also increase or decrease a U.S. Holder’s adjusted tax basis in its shares or ADSs. Gains from an actual sale or other taxable disposition of shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other taxable disposition of shares or ADSs will be treated as an ordinary loss to the extent of any net mark to market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the shares or ADSs cease to be marketable. If we are a PFIC for any year in which the U.S. Holder owns shares of our common stock or ADSs but before a mark to market election is made, the interest charge rules described above will apply to any mark to market gain recognized in the year the election is made.

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

Foreign Financial Asset Reporting

Certain U.S. Holders that own “specified foreign financial assets” with an aggregate value in excess of US$50,000 are generally required to file an information statement along with their tax returns, currently on Form 8938, with respect to such assets. “Specified foreign financial assets” include any financial accounts held at a non-U.S. financial institution, as well as securities issued by a non-U.S. issuer that are not held in accounts maintained by financial institutions. The understatement of income attributable to “specified foreign financial assets” in excess of US$5,000 extends the statute of limitations with respect to the tax return to six years after the return was filed. U.S. Holders who fail to report the required information could be subject to substantial penalties. U.S. Holders are encouraged to consult with their own tax advisors regarding the possible application of these rules, including the application of the rules to their particular circumstances.

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

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2018 which are sensitive to exchange rates and/or interest rates.

	By maturities (as of December 31, 2018)		Total as of December 31,
	2019	2020 and Beyond	2018		2017				2016
			Total	Fair value	Total		Fair value		Total	Fair value
	(in millions of yen, won and dong, except rates)
Local currency (Japanese yen):
Fixed rate	¥—	—	¥—	¥—		¥—		¥—	¥258	¥258
Average weighted rate(1)	—	—	—	—		—		—	1.00%	—
Variable rate	23,000	—	23,000	23,000		22,042		22,042	21,667	21,667
Average weighted rate(1)	0.10%	—	0.10%	—		0.08%		—	0.07%	—

Sub-total	¥23,000	—	¥23,000	¥23,000		¥22,042		¥22,042	¥21,925	¥21,925

Foreign currency (Korean won):
Fixed rate	—	—	—	—	~~W~~	404	~~W~~	404	—	—
Average weighted rate(1)	—	—	—	—		2.97%		—	—	—
Variable rate	—	—	—	—		—		—	—	—
Average weighted rate(1)	—	—	—	—		—		—	—	—

Sub-total	—	—	—	—	~~W~~	404	~~W~~	404	—	—

Exchange rate (Japanese yen)	—		—	—		0.11		0.11	—	—
Sub-total	—	—	—	—		¥43		¥43	—	—

Foreign currency (Vietnamese dong):
Fixed rate	—	—	—	—	d	28,166	d	28,166	—	—
Average weighted rate(1)	—	—	—	—		—		—	—	—
Variable rate	—	—	—	—		—		—	—	—
Average weighted rate(1)	—	—	—	—		—		—	—	—

Sub-total	—	—	—	—	d	28,166	d	28,166	—	—

Exchange rate (Japanese yen)	—	—	—	—		0.005		0.005	—	—
Sub-total	—	—	—	—		¥139		¥139	—	—

Total	¥23,000	—	¥23,000	¥23,000		¥22,224		¥22,224	¥21,925	¥21,925

(1)	Weighted average rates of the portfolio at the period end. The amounts do not include estimated interest from borrowings and corporate bonds scheduled to be paid.

Exchange Rate Risk

Japan is our largest market and, therefore, a substantial majority of our cash flow is denominated in Japanese yen. However, 28.3%, 27.4% and 28.4% of our revenues in 2016, 2017 and 2018, respectively, were derived from markets outside of Japan, and we expect that an increasing portion of our consolidated financial results in the future will be accounted for in currencies other than Japanese yen. In addition, some of our foreign operations’ functional currencies are not the Japanese yen, and the financial statements of our foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations.

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

The following table presents our foreign currency exposure and changes in shareholder’s equity and profit or loss before tax from a 5% increase or decrease in the value of Japanese yen against the currencies set forth below, for the periods indicated, assuming all other variables are constant:

	For the year ended December 31,
	2017				2018
	Shareholder’s equity		Profit (loss) before tax		Shareholder’s equity		Profit (loss) before tax
	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
	(in millions of yen)
Korean won	¥(18)	¥18	¥(13)	¥12	¥(14)	¥13	¥(27)	¥26
U.S. dollar	861	(820)	603	(574)	584	(556)	794	(756)
Euro	11	(10)	8	(8)	—	—	—	—
Thai baht	16	(15)	11	(10)	8	(8)	12	(12)
Taiwanese dollar	—	—	—	—	(6)	5	(7)	6
Japanese yen	13	(12)	10	(10)	3	(3)	4	(4)

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

If interest rates had been 50 basis points higher or lower, the impact on our interest expenses of the applicable period would be as follows:

	For the year ended December 31,
	2017				2018
	Shareholder’s equity		Profit (loss) before tax		Shareholder’s equity		Profit (loss) before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
	(in millions of yen)
Interest expenses	¥(75)	¥13	¥(110)	¥19	¥(79)	¥16	¥(115)	¥23

If interest rates had been 50 basis points higher or lower, the impact on our debt instruments for the year ended December 31, 2018 would be as follows:

	For the year ended December 31, 2018
	Shareholder’s equity		Other comprehensive income (loss)
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
	(in millions of yen)
Debt instruments	¥(145)	¥86	¥(212)	¥125

The above analysis was performed using balances of the outstanding financial liabilities as of December 31, 2017 and 2018, as well as the balance of debt instruments as of December 31, 2018, assuming such liabilities and assets were outstanding for the full fiscal year immediately before the respective dates, while holding all other variables constant. As of December 31, 2017 and 2018, we did not have any significant amount of financial assets earning interest at variable rates.

Inflation

Inflation generally affects us by necessitating increases in the salaries and wages of our employees as well as increasing the cost of goods and services that we purchase. The general rate of inflation in Japan was (0.1)% in 2016, 0.5% in 2017 and 1.0% in 2018 according to the Organization for Economic Co-operation and Development. We do not believe that inflation has had a material impact on our results of operations in recent years.

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

Fees and Payments from the Depositary to Us

JPMorgan Chase Bank, N.A., with its principal executive office located at 383 Madison Avenue, Floor 11, New York, New York 10179, U.S.A., as depositary, has agreed to reimburse us for a portion of certain expenses we incur in connection with our ADR program, including investor relations expenses. There are limits on the amount of expenses for which the depositary will reimburse us, but the amount of reimbursement available to us is not related to the amounts of fees the depositary collects from investors. In addition, the depositary waives fees in connection with its ADR program, subject to a ceiling. These waived expenses include, but are not limited to, standard costs associated with the administration of the ADR program, associated operating expenses and investor relations advice. In October 2017, we received an initial upfront fixed contribution of US$500,000 from the depositary for reimbursement of various fees and expenses incurred in connection with the ADR program during the one-year period commencing on the closing date of our initial public offering in July 2016.

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

We received proceeds of approximately ¥126,848 million from our initial public offering. For the period from July 8, 2016 to December 31, 2018, we used the proceeds from our initial public offering as follows:

•	approximately ¥42,833 million for the repayment of short-term borrowings;

•	approximately ¥28,331 million for our investments in associates and joint ventures;

•	approximately ¥12,075 million for the acquisition of businesses and subsidiaries; and

•	approximately ¥16,511 million for the acquisition of additional servers.

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

Our management has evaluated, under the supervision and with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2018. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the evaluation of our management, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures as of December 31, 2018 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2018.

c.	Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, on the effectiveness of our internal control over financial reporting as of December 31, 2018 is included in Item 18 of this Form 20-F.

d.	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2018 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent certified public accountant, PricewaterhouseCoopers Aarata and member firms of PricewaterhouseCoopers International Limited, in 2017 and 2018:

	For the year ended December 31,
	2017		2018
	(In millions of yen)
Audit fees	~~¥~~	560	~~¥~~	727
Audit-related fees		—		16
Tax fees		42		60
All other fees		8		16

Total fees	~~¥~~	610	~~¥~~	819

Audit fees were related to the audit of our consolidated financial statements and other audit or interim review services provided in connection with statutory and regulatory filings or engagements.

Audit-related fees were related to the issuance of comfort letters in connection with the issuance of the Convertible Bonds in September 2018.

Tax fees were related to tax compliance services.

All other fees were related to other non-audit services, such as consulting services.

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

Our board of corporate auditors did not pre-approve any non-audit services under the de minimis exception of Rule 2.01(c)(7)(i)(C) of Regulation S-X as promulgated by the SEC.

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth information regarding purchases by us of our common shares during the period covered by this annual report.

Period	Total Number of Shares Purchased		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
May 1, 2018 – May 31, 2018	382		3,989	—	—
June 1, 2018 – June 30, 2018	191		4,236	—	—
July 1, 2018 – July 31, 2018	110		5,084	—	—
August 1, 2018 – August 31, 2018	152		4,853	—	—
September 1, 2018 – September 30, 2018	49		5,080	—	—
December 1, 2018 – December 31, 2018	69		3,644	—	—

Total	953	(1)	¥4,334	—	—

(1)

Under the Companies Act, if a shareholder owns shares of common stock constituting less than one “unit” (100 shares), we are required to purchase those shares upon the shareholder’s request. See “Item 10.B. Memorandum and Articles of Association — Unit Share System.” During the year ended December 31, 2018, we purchased a total of 953 shares of common stock pursuant to this requirement.

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

In accordance with the listing rules of the Tokyo Stock Exchange, we are required to have at least one Independent Officer. Requirements for an Independent Officer are stringent. An Independent Officer may not be (a) a person who is, or has been until recently, a major business counterparty or an executive director, executive officer, manager or employee of the major business counterparties, (b) a person who is, or has been until recently, a professional advisor receiving significant compensation from the Company, (c) a person who has been until recently a director, executive officer, corporate auditor, manager or employee of the parent company or an executive director, executive officer, manager or employee of the parent company’s subsidiaries, or (d) a relative of persons mentioned in (a), (b) or (c) or a relative of certain scope of persons such as directors of the parent company or any of its subsidiaries.

Three of the eight members of our board of directors are deemed to be Independent Directors.

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

Compensation Committee

Listed companies must have a compensation committee composed entirely of independent directors. The committee must have a charter that addresses the purpose, responsibilities and annual performance evaluation of the committee. The charter must be made available on the company’s website. In addition, in accordance with the SEC rules adopted pursuant to Section 952 of the Dodd-Frank Act, the New York Stock Exchange listing standards were amended to

Although we are not required to have a compensation committee under Japanese law, we have voluntarily established a committee, composed of a majority of outside directors, to advise our board of directors in matters relating to the overall compensation scheme and the amount of compensation for each of our directors for the purpose of ensuring the validity of the compensation and improving the decision-making process.

NYSE Corporate Governance Standards	Our Corporate Governance Practice
expand the factors relevant in determining whether a committee member has a relationship with the company that will materially affect that member’s duties to the compensation committee.

The aggregate amount of compensation to be paid to all directors and corporate auditors are determined by a resolution of the general meeting of shareholders, unless their compensation is provided for in the articles of incorporation. Based on such resolution, the distribution of compensation among directors is broadly delegated to our board of directors, whose decision-making process is supported by our compensation committee as described above, and the distribution of compensation among corporate auditors is determined by consultation among our corporate auditors.

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

Currently, we have three corporate auditors. Each corporate auditor has a four-year term.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow its shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	The adoption of an equity compensation plan including stock option-based plans for directors and corporate auditors requires shareholder approval.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

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

Shareholder Approval of Equity Offerings

Listed companies must allow its shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity to related parties.

Under Japanese law, we are not required to obtain shareholder approval unless (i) new shares or existing shares held by us as treasury stock as well as stock acquisition rights or bonds with stock acquisition rights are issued or transferred at a “specially favorable” price or (ii) any third party allotment of new shares, treasury shares, stock acquisition rights or bonds with stock acquisition rights satisfies certain requirements under the provisions related to change of controlling shareholder. In the case of (i) above, we must obtain shareholder approval by a “special resolution” of a general meeting of shareholders.

In addition, under the Securities Listing Regulations of the Tokyo Stock Exchange, we may be required to obtain shareholder approval if we conduct a third party allotment that results in a dilution ratio of voting rights of 25% or more, or if there is an expectation of a change of controlling shareholder due to such allotment.

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

Item 16H.	Mine Safety Disclosure

Not applicable

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

Item 19.	Exhibits

1.1	—	Articles of Incorporation of LINE Corporation (English translation)
1.2*	—	Share Handling Regulations (English translation)
1.3	—	Regulations of the Board of Directors (English translation)
1.4*	—	Regulations of the Board of Corporate Auditors (English translation)
2.1*	—	Form of Deposit Agreement (including Form of American Depositary Receipt)
8.1#	—	List of Subsidiaries of the Registrant
12.1	—	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	—	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	—	XBRL Instance Document
101.SCH	—	XBRL Taxonomy Extension Schema
101.CAL	—	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	—	XBRL Taxonomy Extension Definition Linkbase
101.LAB	—	XBRL Taxonomy Extension Label Linkbase
101.PRE	—	XBRL Taxonomy Extension Presentation Linkbase

*	Previously filed with the Registration Statement on Form F-1 (File No. 333-211954), initially filed on June 10, 2016, and incorporated herein by reference.
#	Incorporated by reference to Item 4.C. Organizational Structure.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINE Corporation
(Registrant)

/s/ In Joon Hwang
Name: In Joon Hwang
Title: Chief Financial Officer

Date: March 29, 2019

INDEX TO FINANCIAL STATEMENTS

Audited consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LINE Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of LINE Corporation and its subsidiaries (the “Company”) as of December 31, 2018 and 2017, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework (2013) issued by the COSO.

Basis for Opinions

The Company’s management is responsible for these consolidated financial statements, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15(b). Our responsibility is to express opinions on the Company’s consolidated financial statements and on the Company’s internal control over financial reporting based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

March 29, 2019

We have served as the Company’s auditor since 2015.

LINE Corporation

Consolidated Statements of Financial Position

		(In millions of yen)
	Notes	December 31, 2017	December 31, 2018
Assets
Current assets
Cash and cash equivalents	6, 25	123,606	256,978
Trade and other receivables	7, 15, 25	42,892	37,644
Other financial assets, current	15, 25	13,258	15,915
Contract assets	21	—	339
Inventories	8	3,455	4,887
Other current assets		7,438	9,751

Total current assets		190,649	325,514

Non-current assets
Property and equipment	9	15,125	24,726
Goodwill	10, 11, 29	16,767	17,095
Other intangible assets	10, 11, 29	6,486	5,298
Investments in associates and joint ventures	31	24,844	53,921
Other financial assets, non-current	15, 25	32,084	42,287
Deferred tax assets	13	16,492	17,107
Other non-current assets		992	639

Total non-current assets		112,790	161,073

Total assets		303,439	486,587

Liabilities
Current liabilities
Trade and other payables	15, 25	28,810	34,985
Other financial liabilities, current	15, 25	28,003	36,726
Accrued expenses		12,087	18,405
Income tax payables		2,365	4,855
Contract liabilities	21	—	24,637
Advances received		17,975	—
Deferred revenue		9,246	—
Provisions, current	12	991	2,581
Other current liabilities	14	1,940	1,037

Total current liabilities		101,417	123,226

Non-current liabilities
Corporate bonds	15, 25	—	142,132
Other financial liabilities, non-current	15, 25	602	527
Deferred tax liabilities	13	1,573	503
Provisions, non-current	12	3,060	3,309
Post-employment benefits	16	6,162	6,943
Other non-current liabilities		648	1,433

Total non-current liabilities		12,045	154,847

Total liabilities		113,462	278,073

Shareholders’ equity
Share capital	19	92,369	96,064
Share premium	19	93,560	118,626
Treasury shares	19	(4,000)	(8,205)
Accumulated deficit		(4,294)	(5,556)
Accumulated other comprehensive income		7,440	(2,013)

Equity attributable to the shareholders of the Company		185,075	198,916

Non-controlling interests	30	4,902	9,598

Total shareholders’ equity		189,977	208,514

Total liabilities and shareholders’ equity		303,439	486,587

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Profit or Loss

		(In millions of yen)

	Notes	2016	2017	2018
Revenues and other operating income:
Revenues	5, 21	140,704	167,147	207,182
Other operating income	20, 21, 22	5,892	12,011	28,099

Total revenues and other operating income		146,596	179,158	235,281

Operating expenses:
Payment processing and licensing expenses		(29,781)	(29,589)	(30,823)
Sales commission expenses		(615)	(899)	(15,960)
Employee compensation expenses	16, 27	(39,445)	(42,469)	(57,493)
Marketing expenses		(11,833)	(15,477)	(20,311)
Infrastructure and communication expenses		(7,770)	(9,087)	(10,483)
Outsourcing and other service expenses		(13,779)	(24,007)	(31,825)
Depreciation and amortization expenses	9, 10	(5,100)	(7,149)	(11,135)
Other operating expenses	22	(18,376)	(25,403)	(41,141)

Total operating expenses		(126,699)	(154,080)	(219,171)

Profit from operating activities		19,897	25,078	16,110
Finance income		87	257	413
Finance costs		(65)	(26)	(519)
Share of loss of associates and joint ventures	31	(833)	(6,321)	(11,148)
Loss on foreign currency transactions, net		(43)	(818)	(902)
Other non-operating income	22	9	1,963	869
Other non-operating expenses	22, 26	(1,062)	(1,988)	(1,469)

Profit before tax from continuing operations		17,990	18,145	3,354
Income tax expenses	13	(8,904)	(9,922)	(9,522)

Profit/(Loss) for the year from continuing operations		9,086	8,223	(6,168)
(Loss)/profit from discontinued operations, net of tax	23, 24	(1,982)	(13)	376

Profit/(Loss) for the year		7,104	8,210	(5,792)

Attributable to:
The shareholders of the Company		6,763	8,078	(3,718)
Non-controlling interests	30	341	132	(2,074)

				(In yen)

Earnings per share
Basic profit/(loss) for the year attributable to the shareholders of the Company	24	34.84	36.56	(15.62)
Diluted profit/(loss) for the year attributable to the shareholders of the Company	24	31.48	34.01	(15.62)
Earnings per share from continuing operations
Basic profit/(loss) from continuing operations attributable to the shareholders of the Company	24	45.05	36.62	(17.20)
Diluted profit/(loss) from continuing operations attributable to the shareholders of the Company	24	40.70	34.06	(17.20)
Earnings per share from discontinued operations
Basic (loss)/profit from discontinued operations attributable to the shareholders of the Company	24	(10.21)	(0.06)	1.58
Diluted (loss)/profit from discontinued operations attributable to the shareholders of the Company	24	(9.22)	(0.05)	1.58

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Comprehensive Income

		(In millions of yen)

	Notes	2016	2017	2018
Profit/(Loss) for the year		7,104	8,210	(5,792)
Other comprehensive income
Items that will not be reclassified to profit or loss
Net changes in fair value of equity instruments at FVOCI	13	—	—	(2,681)
Remeasurement of defined benefit plans	13, 16	674	2,093	(169)
Income tax relating to items that will not be reclassified to profit or loss	13	(209)	(488)	706
Items that may be reclassified to profit or loss
Debt Instruments at FVOCI:
Net changes in fair value of debt instruments at FVOCI	13	—	—	88
Reclassification to profit or loss of debt instruments at FVOCI	26	—	—	10
Available-for-sale financial assets:
Net changes in fair value of available-for-sale financial assets	13, 26	(2,019)	(3,339)	—
Reclassification to profit or loss of available-for-sale financial assets	26	293	1,090	—
Exchange differences on translation of foreign operations:
(Loss)/gain arising during the year		(299)	3,751	(4,047)
Reclassification to profit or loss		50	(13)	(345)
Proportionate share of other comprehensive income of associates and joint ventures		3	106	(27)
Reclassification to profit or loss on the proportionate share of other comprehensive income or loss of associates and joint ventures		—	—	(12)
Income tax relating to items that may be reclassified subsequently to profit or loss	13	255	333	340

Total other comprehensive (loss)/income for the year, net of tax		(1,252)	3,533	(6,137)

Total comprehensive income/(loss) for the year, net of tax		5,852	11,743	(11,929)

Attributable to:
The shareholders of the Company		5,546	11,365	(9,648)
Non-controlling interests		306	378	(2,281)

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

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Changes in Equity (continued)

	(In millions of yen)

		Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury Shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2018		92,369	93,560	(4,000)	(4,294)	3,158	3,928	354	185,075	4,902	189,977
Adjustment on adoption of new accounting standards		—	—	—	177	—	(1,258)	—	(1,081)	(85)	(1,166)

Balance at January 1, 2018 (adjusted)		92,369	93,560	(4,000)	(4,117)	3,158	2,670	354	183,994	4,817	188,811
Comprehensive loss
Loss for the year		—	—	—	(3,718)	—	—	—	(3,718)	(2,074)	(5,792)
Other comprehensive loss		—	—	—	—	(3,802)	(1,830)	(298)	(5,930)	(207)	(6,137)

Total comprehensive loss for the year		—	—	—	(3,718)	(3,802)	(1,830)	(298)	(9,648)	(2,281)	(11,929)
Recognition of share-based payments	19, 27	—	1,336	—	—	—	—	—	1,336	—	1,336
Forfeiture of stock options	19	—	(37)	—	37	—	—	—	—	—	—
Exercise of stock options	19	1,195	(199)	—	—	—	—	—	996	—	996
Changes in interests in subsidiaries	19, 30	—	17,440	—	—	(15)	(27)	1	17,399	8,241	25,640
Derecognition of non-controlling interests due to loss of control of subsidiaries	30, 31	—	—	—	—	—	—	—	—	(1,974)	(1,974)
Acquisition of subsidiaries	29	—	—	—	—	—	—	—	—	795	795
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	19	2,500	2,488	(5,000)	—	—	—	—	(12)	—	(12)
Issuance of convertible bonds with stock acquisition rights	19	—	4,175	—	—	—	—	—	4,175	—	4,175
Disposal of treasury shares	19	—	(137)	799	—	—	—	—	662	—	662
Acquisition of treasury shares	19	—	—	(4)	—	—	—	—	(4)	—	(4)
Transfer of accumulated other comprehensive income to accumulated deficit		—	—	—	2,224	—	(2,230)	6	—	—	—
Other		—	—	—	18	—	—	—	18	—	18

Balance at December 31, 2018		96,064	118,626	(8,205)	(5,556)	(659)	(1,417)	63	198,916	9,598	208,514

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Cash Flows

			(In millions of yen)
	Notes	2016	2017	2018
Cash flows from operating activities
Profit before tax from continuing operations		17,990	18,145	3,354
(Loss)/profit before tax from discontinued operations	23	(2,726)	(19)	550

Profit before tax		15,264	18,126	3,904
Adjustments for:
Depreciation and amortization expenses	9,10	5,100	7,149	11,135
Finance income		(87)	(257)	(413)
Finance costs		65	26	519
Dividend income		—	(69)	(50)
Share-based compensation expenses	27	9,519	2,686	2,528
Gain on loss of control of subsidiaries and business transfer	20	(1,731)	(10,444)	(24,794)
Loss/(gain) on financial assets at fair value through profit or loss	15	656	(1,026)	646
Gain on disposal of property and equipment and intangible assets		(2,345)	—	—
Impairment loss of other intangible assets	11	—	214	212
Impairment loss of available-for-sale financial assets	15	293	1,761	—
Gain on sale of available-for-sale financial assets	15	—	(751)	—
Share of loss of associates and joint ventures	31	833	6,321	11,148
Dilution gains from changes in equity interest in associates and joint ventures		—	—	(2,620)
Loss/(gain) on foreign currency transactions, net		514	(182)	28
Changes in:
Trade and other receivables		(756)	(13,539)	2,344
Contract assets	3	—	—	97
Inventories	8	407	(2,366)	(1,672)
Trade and other payables		(1,620)	6,215	6,653
Accrued expenses		2,229	2,642	7,082
Contract liabilities	3	—	—	641
Advances received		1,762	6,338	—
Deferred revenue		1,931	(700)	—
Provisions	12	297	187	1,079
Post-employment benefits	16	1,339	2,054	940
Other current assets		(1,780)	(2,860)	(2,428)
Other current liabilities		4,148	1,311	2,917
Others		205	232	504

Cash provided by operating activities		36,243	23,068	20,400

Interest received		86	252	409
Interest paid		(58)	(32)	(313)
Dividend received		4	98	82
Payment of issuance costs for corporate bonds		—	—	(1,954)
Income taxes paid		(7,522)	(12,421)	(9,502)

Net cash provided by operating activities		28,753	10,965	9,122

LINE Corporation

Consolidated Statements of Cash Flows (continued)

			(In millions of yen)
	Notes	2016	2017	2018
Cash flows from investing activities
Purchases of time deposits		(10,790)	(1,282)	(13,443)
Proceeds from maturities of time deposits		377	401	13,843
Purchase of equity investments	26	(1,245)	(4,880)	(5,022)
Proceeds from sales of equity investments		—	1,672	4,031
Investments in debt instruments		(7,642)	(6,433)	(15,661)
Proceeds from redemption of debt instruments		—	5,209	1,841
Acquisition of property and equipment and intangible assets		(6,352)	(12,622)	(20,939)
Proceeds from sale of property and equipment and intangible assets		5,124	472	181
Investments in associates and joint ventures	31	(9,333)	(5,566)	(14,214)
Return on capital from investments in associates		—	—	499
Payments of office security deposits		(2,533)	(1,112)	(4,130)
Refund of office security deposits		168	1,581	447
Payment of guarantee deposits		—	—	(800)
Return of the office security deposits received under sublease agreement	15	(8)	(19)	—
Guarantee deposits for the Japanese Payment Services Act	15, 25	(1,815)	(530)	(130)
Return of the guarantee deposits for the Japanese Payment Services Act	15, 25	900	3,340	765
Payment for acquisition of subsidiaries and businesses	20, 29	(423)	(11,887)	(188)
Proceeds from acquisition of subsidiaries and businesses, net of cash acquired	20	—	—	736
Cash disposed on loss of control of subsidiary and business transfer	20	(485)	(581)	(2,043)
Payments for loan receivables	20, 29	(2)	(2,165)	(754)
Collection of loan receivables		—	124	2,271
Others		(27)	48	(174)

Net cash used in investing activities		(34,086)	(34,230)	(52,884)

Cash flows from financing activities
Repayment of short-term borrowings, net	15	(20,752)	(107)	—
Proceeds from of short-term borrowings	15	—	—	1,050
Repayment of short-term borrowings	15	—	—	(72)
Payments for redemption of bonds	15	(510)	—	—
Repayment of borrowing arrangement	15	—	—	(11)
Proceeds from issuance of corporate bonds	15	—	—	149,978
Payments of common shares issuance costs	19	(706)	(30)	(33)
Proceeds from initial public offering	19	126,848	—	—
Proceeds from exercise of stock options	19	1,750	11,489	1,002
Payment for acquisition of interest in subsidiaries from non-controlling interests	30	—	(255)	(630)
Capital contribution from third party non-controlling interests	30	0	343	26,439
Proceeds from disposal of treasury shares	19	—	—	662
Others		(2)	(1)	16

Net cash provided by financing activities		106,628	11,439	178,401

Net increase/(decrease) in cash and cash equivalents		101,295	(11,826)	134,639
Cash and cash equivalents at the beginning of the year	6	33,652	134,698	123,606
Effect of exchange rate fluctuations on cash and cash equivalents		(249)	734	(1,267)

Cash and cash equivalents at the end of the year	6	134,698	123,606	256,978

See Notes to Consolidated Financial Statements.

LINE Corporation

Notes to Consolidated Financial Statements

1.	Reporting Entity

LINE Corporation (the “Company”) was incorporated in September 2000 in Japan in accordance with the Companies Act of Japan under the name Hangame Japan Corporation to provide online gaming services. The Company changed its name to NHN Japan Corporation in August 2003, and subsequently changed its name to LINE Corporation in April 2013. The Company is a subsidiary of NAVER Corporation (“NAVER”), formerly NHN Corporation, which is domiciled in Korea. NAVER is the ultimate parent entity of the Company and its subsidiaries (collectively “the Group”). The Company’s head office is located at 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, Japan.

The Company listed shares of its common shares in the form of American depositary shares on the New York Stock Exchange and shares of its common shares on the Tokyo Stock Exchange.

The Group mainly operate a cross-platform messenger application, LINE, and provides communication and content sales and advertising services. Communication and content are provided via the LINE platform, while advertising services are provided via LINE advertising, and web portals, livedoor and NAVER Matome.

2.	Basis of Preparation

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Group’s consolidated financial statements are presented in millions of Japanese yen, which is also the Company’s functional currency.

The consolidated financial statements were approved by Representative Director, President and Chief Executive Officer Takeshi Idezawa and Director and Chief Financial Officer In Joon Hwang on March 29, 2019.

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparing its consolidated financial statements are set out below. The accounting policies have been applied consistently, except for effect of new and amended standards and interpretations of IFRS, to all periods presented in these consolidated financial statements. Refer to (30) New and Amended Standards and Interpretations for the impacts of the adoption of new and revised IFRSs issued by the IASB that are mandatorily effective for the accounting period that begins on or after January 1, 2018 on the Group’s annual consolidated financial statements as of December 31, 2017 and 2018, and for the years ended December 31, 2016, 2017 and 2018.

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

When necessary, adjustments are made to the financial statements of subsidiaries to bring their accounting policies in line with the Group’s accounting policies. If the end of the reporting period of a subsidiary differs from that of the Company, the subsidiary prepares, for the purpose of preparing consolidated financial statements, additional financial statements as of the same date as the consolidated financial statements of the Group.

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

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of equity instruments at FVOCI which are recognized in other comprehensive income.

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

(7)	Financial Assets

(a)	Classification of financial assets

Based on the Group’s business model for managing the financial assets and the characteristics of contractual cash flow of the financial assets, the Group classifies the financial assets by following categories. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

i.	Financial assets at amortized cost

Financial assets measured at amortized cost are debt instruments whose contractual cash flows represent solely payments of principal and interest on the principal amount outstanding, and which are held within a business model whose objective is achieved solely by collecting contractual cash flows.

ii.	Financial assets at fair value through other comprehensive income

Financial assets measured at fair value through other comprehensive income are debt instruments whose contractual cash flows represent solely payments of principal and interest on the principal amount outstanding, and which are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and equity instruments which the Group has made an irrevocable election at the time of initial recognition to account for the equity instruments at fair value through other comprehensive income. The Group made irrevocable election to classify all equity investments (other than those which are accounted for as affiliates under equity method or consolidated) as financial assets measured at FVOCI.

iii.	Financial assets at fair value through profit or loss

Financial assets measured at fair value through profit or loss are the financial assets that are not classified as financial asset at amortized cost or financial assets at fair value through other comprehensive income.

(b)	Measurement of financial assets

i.	Initial measurement

At initial recognition, the Group measures financial assets at the fair value. Financial assets not classified as financial assets at fair value through profit or loss are measure at fair value, including any transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets measured at fair value through profit or loss are expensed in profit or loss.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(7)	Financial Assets (continued)

(b)	Measurement of financial assets (continued)

ii.	Subsequent measurement

Debt instruments:

(i)	Financial assets at amortized cost

The financial assets at amortized cost are measured at amortized cost using the effective interest method, and related interest income are included in finance income. When the financial asset is derecognized, the difference between amortized cost and consideration received is recognized in profit or loss. When there are changes in the amount of expected credit loss of the financial asset, an impairment gain or loss is recognized in profit or loss.

(ii)	Fair value through other comprehensive income (“FVOCI”)

Subsequent to initial recognition, financial assets are measured at fair value and gains or losses arising from changes in the fair value are recorded in other comprehensive income whereas related interest income and foreign exchange gains or losses are recognized in profit or loss. The Group recognizes impairment gain or loss due to expected credit loss in profit or loss. When debt investments are derecognized, the cumulative gains or losses previously recognized in other comprehensive income are reclassified to profit or loss.

(iii)	Fair value through profit or loss

Subsequent to initial recognition, financial assets are measured at fair value. Gains or losses on debt instruments are recognized in profit or loss.

Equity instruments:

Where the Group has irrevocably elected to designate equity instruments as financial assets measured at fair value through other comprehensive income, any changes in the book value resulting from fair value measurement are recognized as other comprehensive income. There is no subsequent reclassification of cumulative gains or losses previously recognized in other comprehensive income to profit or loss. The accumulated other comprehensive income of the equity instruments measured at FVOCI on which the Group made an irrevocable election are transferred to retained earnings, when such equity instruments are sold. Where the Group has not elected to designate equity instruments as financial assets measured at fair value through other comprehensive income, any changes in the book value resulting from fair value measurement are recognized in profit or loss.

Dividends from equity instruments are recognized in profit or loss as “Other operating income” when the Group’s right to receive payments is established.

(c)	Derivative financial instruments

The Group may use derivative financial instruments, such as exchange forward contracts to hedge its foreign exchange risk. Such derivative financial instruments are initially recognized at fair value on the

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(7)	Financial Assets (continued)

(c)	Derivative financial instruments (continued)

date on which a derivative contract is entered into and are subsequently re-measured at fair value. Any gains or losses arising from changes in the fair value of derivatives are recognized in profit or loss. Derivatives are carried as financial assets when the fair value is positive and as financial liabilities when the fair value is negative.

(d)	Derecognition of a financial asset

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

The Group derecognizes financial liabilities from the Consolidated Statements of Financial Position when it is extinguished (i.e. when the obligation specified in the contract is discharged, canceled or expires).

For convertible bonds, at initial recognition, the book value of the liability component of the bond is the fair value of discounted future cash flows of the bond at a rate of similar debt instruments taking into account the Company’s credit risk excluding the transaction costs from issuing the bond. After the initial recognition, the liability component is measured at amortized cost using the effective interest method. The difference between the fair value of the entire convertible bond and the fair value of the liability component is allocated to the conversion option. The difference is recognized as the equity component at the amount excluding the transaction costs as well as income taxes and is not remeasured subsequently.

(9)	Inventories

Inventories, consisting of merchandise for resale, are stated at the lower of cost and net realizable value. Cost is determined on a first-in, first-out (”FIFO”) basis. Net realizable value is determined based on the estimated selling price, less costs to sell.

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

The estimated useful lives for the years ended December 31, 2016, 2017 and 2018 are as follows:

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

applying a capitalization rate to the expenditures on that asset, which is the effective interest rate of the general borrowing. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period. No borrowing costs were capitalized during the years ended December 31, 2016, 2017 and 2018.

(14)	Intangible Assets

Intangible assets are initially measured at cost, and carried at cost less accumulated amortization and accumulated impairment losses after initial recognition.

Within intangible assets with finite lives, customer relationships are amortized by the declining balance method and other intangible assets with finite lives are amortized using the straight-line method over the useful lives of the respective assets as provided below. Intangible assets with finite lives are assessed for impairment whenever there is an indication that the intangible asset may be impaired. The residual value of intangible assets is assumed to be zero.

The estimated useful lives for the intangible assets with finite lives for the years ended December 31, 2016, 2017 and 2018 are as follows:

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

No significant development expenditure was capitalized for the years ended December 31, 2016, 2017 and 2018.

(15)	Leases

Lease Transactions

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception date. In the event that fulfillment of the arrangement is dependent on the use of

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(15)	Leases (continued)

Lease Transactions (continued)

specific assets or the arrangement transfers a right to use the asset, such assets are defined as a lease transaction.

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

Group as lessor

The Group had cancelable lease contracts related to servers, data storage, network equipment, personal computers and software with third parties for the years ended December 31, 2016, 2017 and 2018. The leased assets are included in ”Property and equipment” in the Consolidated Statements of Financial Position and are depreciated over their expected useful lives on a basis consistent with similar assets included in property and equipment. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term.

(16)	Impairment of Financial Assets

The Group assesses the expected credit losses associated with its debt instruments measured at amortized cost and FVOCI. The impairment methodology used for estimating expected credit losses depends on whether there has been a significant increase in credit risk after the initial recognition. The Group measures the expected credit losses for the debt instruments measured at amortized cost and FVOCI for which there have been no significant increase in credit risk at the amount equal to twelve-month expected credit losses at the reporting date. For the financial assets measured at amortized cost and FVOCI for which there have been

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(16)	Impairment of Financial Assets (continued)

significant increase in credit risk, the Group measures the expected credit losses at the amount equal to the lifetime expected credit losses. The Group uses default ratio calculated based on historical default data of corporate bond ratings in Japan to measure the twelve-month expected credit loss and the lifetime expected credit losses.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from the initial recognition of the trade receivables. The expected credit risk of trade receivables are measured using the default ratio calculated based on the Group’s historical experiences on cash collection from trade receivables.

In calculating the expected credit losses, the Group may consider the following forward-looking information:

–	external credit rating (as far as available)

–	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the borrower’s ability to perform its obligations

–	actual or expected significant changes in the operating results of the customer or the counterparty

–	significant increase in credit risk of the customer or the counterparty

(17)	Impairment of Non-Financial Assets

The Group’s non-financial assets, which include tangible assets and intangible assets with definite useful lives, but exclude deferred tax assets and non-current assets held for sale, are reviewed for impairment at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, annual impairment tests are performed for goodwill and intangible assets with indefinite useful lives.

If it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of the cash-generating unit (”CGU”). A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset or CGU is the greater of its value in use or its fair value less costs to sell. The value in use is estimated by applying a pre-tax discount rate to the estimated future cash flows expected to be generated by the asset or CGU. Such pre-tax discount rate reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted.

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

Goodwill (continued)

recoverable amount of the CGU is less than its carrying amount, the impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the unit and then to the other assets of the unit pro rata based on the carrying amount of each asset in the unit. Impairment losses are recognized in profit or loss, and impairment losses recognized for goodwill are not reversed in subsequent periods. On disposal of the relevant CGU, the attributable amount of goodwill is included in the determination of the gain or loss on disposal.

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

Net interest on the net defined benefit liability is determined by multiplying the net defined benefit liability by the discount rate noted above, taking account of any changes in the net defined benefit liability during the reporting period, as a result of contribution and benefit payments. Interest on the net defined benefit liability is recognized in profit or loss.

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

The Group has introduced cash-settled Employee Stock Ownership Plan (J-ESOP) and granted points to its employees based on the Group’s Regulations on Stock Compensation. The fair values of the liabilities related to the points are measured at each reporting date. Employee compensation expenses related to this plan are recognized over the vesting period and changes to the fair value of the liabilities are recognized through profit or loss. Refer to Note 27 Share-based Payments for more details on the valuation methodology of points and the assumptions used in such valuation.

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

The Group’s provisions mainly consist of provisions for restoration obligations for leased property, and provisions for the licensing expense payable to the third-party partners upon redemption of virtual credits and LINE points granted without charge upon exchange of virtual items by customers in the future.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(21)	Provisions (continued)

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimates. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

A provision may only apply to expenditures for which the provision was originally recognized.

(22)	Revenue

The Group mainly operates a cross-platform messenger application, “LINE”, and provides other services including advertising services, sales of communication and content, and LINE character related merchandise sales. Advertising services are provided on the LINE platform through advertising products such as LINE Official Accounts and Sponsored Stickers, as well as the Group’s web portals, livedoor and NAVER Matome. Sales of communication and contents are primarily made to end users in the form of communication products such as LINE Stickers, and contents such as LINE Games. Refer to Note 5 Segment Information for more details on product lines and services provided.

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

Contract Liability

The Group’s contract liabilities consist of unsatisfied performance obligations and virtual credits arising from advertising services, communication and content sales.

Virtual Credits

Virtual credits, which are the prepaid payment instruments may be purchased with credit cards or cash. Depending on the type of service, end users may make payments using cash, credit cards or the virtual credits issued by the Group. Most of the end-user purchases are processed through payment processing service providers such as Apple App Store and Google Play. A processing fee is charged by the payment processing service providers for each transaction processed which are recognized as “payment processing and licensing expenses” on the Group’s Consolidated Statements of Profit or Loss. Upon the initial sales of the Group’s virtual credits, the Group records proceeds received as contract liabilities on the Consolidated Statements of Financial Position. As prescribed in the terms and conditions between the Group and end users, the Group’s virtual credits are not refundable. However, in the event that the Group discontinues its operations, the Japanese Payment Services Act (Act No. 59 of 2009, the “Payment Services Act”) may require the Group to refund the advances received to the end users. When virtual credits are redeemed for the purchase of the virtual items within each services in the Group by users, balances of the end users’ virtual credits may be reduced by the price of the purchase, and the related contract liabilities are reclassified to revenues over the applicable revenue recognition periods, as described in the following paragraphs. The total amount of revenues recognized is ultimately equivalent to the gross amount of consideration paid by the end users.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(22)	Revenue (continued)

Core Business

(i)	Advertising

The Group’s advertising services mainly consist of accounts advertising, display advertising and other advertising such as web portals.

Accounts advertising

Accounts advertising mainly includes LINE Official Accounts, LINE Sponsored Stickers and LINE Point Ads services.

LINE Official Accounts enable commercial and other advertisers to send messages directly to LINE users who have added the business as a friend. The performance obligation of the Group to advertisers is to maintain the LINE Official Account through the contract period and enable end users to send messages to the LINE Official Accounts at any time during the contract period. Accordingly, the Group recognizes the LINE Official Accounts subscription revenues on a straight-line method over the advertising contract period. In addition, advertisers with LINE Official Accounts may offer Sponsored Stickers to LINE users, who may download them for free. In the LINE Sponsored Stickers contract, only the advertisers are obligated to pay the Group consideration for Sponsored Stickers services, and end users that use Sponsored Stickers do not pay any consideration to the Group, directly or indirectly. Therefore, the Group has determined that only the advertisers are considered “customers”. The performance obligation of the Group to advertisers is to make Sponsored Stickers available to the users for their use at any time over the contract period. Accordingly, the Group recognizes revenues on a straight-line method over the contract period.

The LINE Point Ads service is a pay-per-action advertising service offered by the Group. Advertisers pay the Group a predetermined fixed fee per specific action taken by end users, such as the successful downloading of an application or viewing of a commercial. In exchange, the Group publishes the applications or commercials produced by the advertisers on the LINE platform, and issues LINE Points to the end users without charge. The Group has determined that only the advertisers are customers for LINE Point Ads services because only the advertisers pay the transaction consideration to the Group for the advertising services the Group provides and the users who receive LINE Points, do not pay any transaction prices directly or indirectly. For this situation, the Group considers its performance obligation in its contract with its customers (i.e. the advertiser), as its advertisement services which includes issuing LINE Points to users who have taken specific actions agreed with advertisers since the Group does not have any obligations toward the advertisers to manage LINE Points or to provide users other services in exchange for the LINE Points. As a result, the Group recognizes revenue at the time LINE Points are issued to users as the Group’s performance obligation toward the advertisers is satisfied upon issuance of LINE points. For the LINE points granted without charge to the users, the Group recognizes the expenses as provisions at the same time as LINE points are issued.

Until the year ended December 31, 2017 and prior to the adoption of IFRS 15, the Group recognized revenue from LINE Point Ads service in the period in which an end user takes the action the advertisers contracted for, excluding the portion of revenue attributable to the LINE Points issued by the Group. The portion of the revenue attributable to LINE Points was measured at the fair value of LINE Points. Revenue related to unused LINE Points at the end of the reporting period was deferred, while revenue related to the redeemed LINE Points was recognized in accordance with the revenue recognition policy for the virtual item purchased. The fair value of LINE points is estimated based on the amount required for a user to settle a transaction.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(22)	Revenue (continued)

Accounts advertising (continued)

Display Advertising

Display advertising mainly consists of Timeline and LINE NEWS. The Group has contractual relationships with advertisers for which it provides the Group with rights to receive compensation based on specific actions by users such as impressions, views, and clicks. The Group’s performance obligation is to present the advertisement to users at any given time. The display advertising revenues are recognized when such actions specified the contract are fulfilled.

Other Advertising

Other advertising services mainly consist of job listing and web portal advertising. The Group’s performance obligation is to publish advertisements and/or presenting the advertisements to users. Revenues from such advertising services are recognized over the advertising contract periods on a straight-line method if the contract is for a certain period of time. If the advertising contract includes the rights to receive payments based on specific actions such as impressions, views and clicks, the Group recognizes revenue under such specific actions under the contract are fulfilled.

For advertising services such as LINE Official Accounts, an advertising agency may be involved to obtain contracts from customers and provide, on behalf of the Group, services to customers such as formatting advertisement publications to comply with the Group’s specification or standards of advertisement publications. Since the service provided by an advertising agency is provided to customers based on the Group’s specification or standards of advertisement publication, the Group determined that the Group controls the service provided by the advertising agency and thus the Group is the principal in the transaction. The Group recognizes revenue based on the total consideration received from a customer, including the consideration payable for the service provided by the advertising agency.

Moreover, in considering that the consideration payable for the aforementioned services provided by the advertising agency is the cost arising in relation to the contract with the advertiser as a customer, the Group recognizes costs of contract which consist of consideration payable to the advertising agency as an asset and such costs are expensed as related revenues are recognized. If the advertising contract is renewed at the end of the original term, another consideration payable to the advertising agency will be recognized, and such cost will be expensed during the period that related revenue of the advertising contract is recognized.

(ii)	Communication

Communication includes primarily LINE Stickers, LINE Creator Stickers and emoji (collectively, “the Stickers”). The Stickers are emoticons that end users may purchase and use in instant messaging. Payments may be made with cash, virtual credits, LINE Points or credit cards.

When virtual credits are redeemed for the purchase of the Stickers, the end users’ virtual credits balances are reduced by the price of the purchase, and the virtual credits redeemed are recognized as revenues over the estimated usage period for the Stickers. The Group acts as a principal in providing the Stickers to end users. The Group determines that Stickers are a similar to the concept of a service of standing ready. The performance obligation of the Group to the customers which are the users who purchased the Stickers is to make the Stickers available to the users for their use at any given time. Accordingly, the users receive the benefit of the services and consume such services as the Group makes the Stickers available to the users for their use. Therefore, the Group determines that its performance obligation is satisfied over a certain period of time. The Group estimated such usage

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(22)	Revenue (continued)

Other Advertising (continued)

(ii)	Communication (continued)

period to be 90 days based on the historical usage pattern. The Group also determined that the users receive the benefits of the services evenly, thus the Group recognizes revenue on a straight-line method over the estimated usage period.

(iii)	Content—LINE Games and Applications

Content mainly consists of LINE Games developed by the third party or the Group and applications developed by the Group.

–	Games developed by third-party game developers

All games developed by third-party game developers are free to download from the LINE platform. End users may purchase in-game virtual items with cash or credit cards.

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

The Group determined that each deliverable was a separate unit of account and measured each selling price of channeling services, payment processing services and server hosting services based on the ratio of stand-alone selling price. The stand-alone selling price for the channeling services and server hosting services are estimated based on the cost-plus-margin pricing, taking into consideration other stand-alone terms and conditions, historical costs, and the industry profit margin range of our competitors. The Group also estimates the stand-alone selling price for the payment processing services based on the cost-plus-margin pricing, taking into consideration historical costs and the industry profit margin range of our competitors.

The Group’s performance obligations with respect to channeling services are fulfilled at the time that the in-game virtual item is purchased by an end user and accordingly, the revenues attributable to the channeling services are recognized at the time of purchase.

Game termination announcements are made by sending notifications to end users two months prior to game termination. Once the game termination announcement is made, in-game virtual items are no longer available for purchase, but the game is still available to end users for the remaining two-month period and the payment will be made three months after the purchase of the in-game virtual items. Accordingly, subsequent to the announcement of game termination, the

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(22)	Revenue (continued)

Other Advertising (continued)

(iii)	Content—LINE Games and Applications (continued)

–	Games developed by third-party game developers (continued)

Group is required to provide services for a total of three additional months; two additional months of hosting services, i.e. up until game termination, and three additional months of payment processing services, i.e. up until one month after game termination, as payment processing services are provided on a three-month time lag.

The Group’s performance obligations with respect to the hosting services and payment processing services are fulfilled each month as such services are provided, i.e. from game inception through game termination, and from game inception through one month subsequent to game termination, respectively. Accordingly, the revenues attributable to the hosting services and payment processing services are recognized on a straight-line basis over the service periods as described above. However, as the Group does not generate revenues subsequent to the announcement of game termination, the Group defers the revenue attributable to the post-termination-announcement performance obligations for hosting services and payment processing services from the amounts received in the first month of the arrangement, and recognizes such revenues over the two and three months, respectively, following the announcement of game termination.

The Group began providing third party games on its platform in 2012. As of December 31, 2018, the average life of third party games, which included both active and terminated third party games, was approximately 21 months.

–	Internally developed games and applications

Principal vs Agent

The Group also provides games and applications (“apps”) developed internally for end users, and considers itself the principal in providing the games or apps to end users. The Group’s primary responsibility is to develop, maintain and provide the games and apps, and in-game/in-app virtual items to end users.

Consumable and durable virtual items

All games and apps are free to download; however, in-game/in-app virtual items developed by the Group may be purchased with cash, credit cards or the Group’s virtual credits within the games/apps. The Group offers both consumable and durable virtual items in its internally developed games and apps.

Revenue recognition for consumable virtual items

The characteristics of consumable virtual items include virtual items that are consumed by end users’ specific actions and do not provide end users with any continuing benefits. The consumable virtual items offered by the Group is comparable to a service of standing ready and the performance obligation of the Group with respect to the consumable virtual items purchased by end users is to make the consumable virtual items available to the users for their use at any given time. The period from the time the end user first purchased the consumable virtual item until the

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(22)	Revenue (continued)

Other Advertising (continued)

(iii)	Content—LINE Games and Applications (continued)

–	Internally developed games and applications (continued)

Revenue recognition for consumable virtual items (continued)

user consumed the item is the performance obligation period; however, consumable virtual items offered by the Group are generally consumed upon purchase by end users. Accordingly, the Group recognizes revenues attributable to consumable virtual items upon sale.

Revenue recognition for durable virtual items

A durable virtual item represents an item that provides the end user with continuing benefits. The durable virtual items offered by the Group is comparable to a service of standing ready and the performance obligation of the Group with respect to the durable virtual items purchased by end users is to make the durable virtual items available to the users for their use at any given time. The period of benefit of a durable virtual item generally ends at the earliest of 1) an item ceasing to provide further benefits to an end user (i.e., the period of benefit is represented by the usage period of such item), 2) an item being removed from the game board or app, by specific in-app/in-game actions taken by an end user, or 3) an end user abandoning the game or app. Accordingly, the Group determines that revenue attributable to durable virtual items is recognized either a) on a straight-line basis over the estimated usage period, or b) when the Group cannot estimate the estimated usage period upfront, on a straight-line basis over the estimated average playing period of paying users adjusted for any virtual items removed from the game board or app.

(a)	Revenue recognition for the estimated usage period of the durable virtual items

The estimated usage period for durable virtual items is developed by taking into consideration historical data on purchase patterns and user usage behavior. For the years ended December 31, 2016, 2017 and 2018, the Group recognizes revenues through the estimated usage period for durable virtual items in one of the internally developed games. For the years ended December 31, 2016, 2017 and 2018, the usage periods were estimated to be a several days and the sales generated by such durable items were immaterial.

(b)	Revenue recognition for the durable virtual items which the estimated usage period cannot be estimated

(1)	Revenue recognition by estimating average playing period

The Group defines the playing period as the period from when a paying user first purchased virtual credits to when a paying user is deemed to have become inactive, i.e. when a paying user has not logged onto the game/app for two consecutive months. To estimate the average playing period for a paying user, the Group analyzes monthly cohorts composed of paying users who made their first purchase of virtual credits during such month. The Group tracks these monthly cohorts and analyzes the dates on which paying users within each cohort become inactive. Based on the actual data observed, the Group extrapolates the future declines in paying users to determine the ending point of a paying user’s life beyond the date for which observable data is

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(22)	Revenue (continued)

(b)	Revenue recognition for the durable virtual items which the estimated usage period cannot be estimated (continued)

(1)	Revenue recognition by estimating average playing period (continued)

available. The Group then uses the actual and extrapolated data to calculate the average playing period. The Group recognizes revenues arising from internally developed apps by using the estimated average playing periods. For the years ended December 31, 2016, 2017 and 2018, the estimated average playing periods ranged from approximately 8 months to 28 months, 2 months to 30 months and 15 months to 30 months, respectively.

(2)	Adjustment of the items removed from the game board or app

Revenue attributable to the durable virtual items removed from the game board or app is recognized by developing estimated removal rates, i.e. the rates at which durable virtual items are being removed from the game board or app by end users, and applying such rates to total sales generated from durable virtual items.

Recognition of revenue upon launching a new game or app

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

Estimated revenue for the year ended December 31, 2016

For the year ended December 31, 2016, the Group had one internally developed game for which it had insufficient data to reasonably estimate the average playing period until the beginning of Q2’ 2016. Accordingly, for the purpose of recognizing revenue for this game, the Group deferred all the revenue arising from sale of durable virtual items and only recognized revenue attributable to the consumable virtual items for the quarters ended March 31, 2016. Beginning of Q2’ 2016, the Group determine that it had sufficient history to reasonably estimate the average playing period for such game. Accordingly, the Group began recognizing revenues for durable virtual items which continued to be available to end users over the average playing period for this game.

Also, in Q3’ 2016, the Group launched an internally developed game for which it has insufficient data to reasonably estimate the average playing period until the end of Q4’ 2016. Accordingly, for the purpose of recognizing revenue for this game, the Group only recognized revenue attributable to the sale of consumable virtual items and deferred all the revenues from sale of durable virtual items.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(22)	Revenue (continued)

(b)	Revenue recognition for the durable virtual items which the estimated usage period cannot be estimated (continued)

(2)	Adjustment of the items removed from the game board or app (continued)

Estimated revenue for the years ended December 31, 2017 and 2018

For the period ended December 31, 2017 and 2018, the Group recognized revenues for virtual items which continued to be available to end used over the average playing period for this game, as it has sufficient history to reasonably estimate the average playing period for all internally developed games.

Strategic business

LINE Friends

Revenues from LINE Friends primarily consist of the sales of LINE character merchandise. Revenue from the sale of goods is mainly recognized when customers obtain control over the goods, usually on delivery of the goods. Revenue from the sale of goods is measured at transaction price, adjusted for any discounts.

Significant financing components

There are no significant financing components (i.e. payment terms exceeding one year) within the services provided to customers by the Group.

(23)	Finance Income and Finance Costs

Finance income mainly comprises interest income from time deposits and held-to-maturity investments. Interest income is recognized as it accrues in profit or loss, using the effective interest method.

Finance costs comprise interest expense on corporate bonds and borrowings and unwinding of the discount on provisions. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(24)	Other Non-Operating Income and Expenses

For the year ended December 31, 2016 and 2017

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(24)	Other Non-Operating Income and Expenses (continued)

For the year ended December 31, 2018

Other non-operating income comprises dividend income, changes in the fair value of financial assets at fair value through profit or loss. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(25)	Income Taxes (continued)

(b)	Deferred tax (continued)

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

The Group determined to dispose its MixRadio business in February 2016. In the Consolidated Statements of Profit or Loss, (loss)/profit from the discontinued operations is reported separately from profit/(loss) from continuing operations; prior periods are presented on a comparable basis. The cash flows from discontinued operations are presented in Note 23 Discontinued Operations. References made to the Consolidated

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(28)	Discontinued Operations and Non-current Assets Held for Sale (continued)

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

The standards and interpretations that are issued but not yet effective as of December 31, 2018 are disclosed below. The standards and interpretations issued but not yet effective has not been adopted early by the Group.

–	IFRS 16 Leases

The IASB issued IFRS 16 Leases. IFRS 16 governs the accounting for leases and the related contractual rights and obligations. Lessees will no longer make a distinction between finance and operating leases as they have been required to do thus far under IAS17. At the commencement date of a lease, a lessee will recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use asset). Lessees will be required to separately recognize the interest expense on the lease liability and the depreciation expense on the right-of-use asset. Lessor accounting under IFRS 16 is substantially unchanged from today’s accounting under IAS 17. Lessors will continue to classify all leases using the same classification principle as in IAS 17 and distinguish between two types of leases: operating and finance leases. IFRS 16 also requires lessees and lessors to make more extensive disclosures than under IAS 17. The Group will adopt IFRS 16 for the annual reporting period beginning on January 1, 2019, which is the mandatory effective date. The Group intends to use simplified approach and does not plan to restate the amounts in the comparable reporting periods prior to adoption of IFRS 16. So far, the most significant impact identified is that the Group will recognize new right-of-use assets and lease liabilities for its operating leases of certain office space and stores. In addition, the nature of expenses related to those leases will change as a lease expenses shall be recognized with depreciation charge for the right-of-use asset and interest paid on the lease liability under IFRS 16, replaced from the straight-line operating expense with IAS 17.

On the reporting date, the Group expected to recognize the right-of-use assets and lease liabilities approximately 52 billion yen as of January 1, 2019 due to the adoption of IFRS 16. The operating lease expenses are expected to decrease by approximately 10 billion yen, and total in depreciation expenses of the right-of-use assets and interest expenses on lease liabilities are expected to increase by approximately 10 billion yen. As of the reporting date, the Group bears commitments of 58,688 million yen for non-cancellable operating leases (refer to Note 17 Lease-Group as Lessee). Due to the adoption od IFRS 16, cash flows from operating activities are expected to increase by approximately 10 billion yen and cash flows from financing activities are expected to decrease by approximately 10 billion, compared to those under IAS 17, due to the principal payment of lease liabilities being classified to the cash flows from financing activities.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations

The impacts of the adoption of new and revised IFRSs issued by the IASB that are mandatorily effective for an annual period beginning on or after January 1, 2018 on the Group’s annual consolidated financial statements as of December 31, 2016 and 2017, and for the years ended December 31, 2016, 2017 and 2018. are as follows.

Standards that are effective for annual period beginning on or after January 1, 2018:

1.	IFRS15 Revenue from Contracts with Customers

The IASB issued IFRS 15 Revenue from Contracts with Customers. IFRS 15 establishes a five-step model that will apply to all revenue arising from contracts with customers, regardless of the type of transaction or industry, with limited exceptions.

The Group recognizes revenue associated with communication and content sale as well as advertising services by reference to the stage of completion. The Group has concluded that the previous methods of revenue recognition and measurement are in accordance with IFRS 15, with the exception of the following services.

The Group has adopted IFRS 15 from the fiscal year 2018. The Group has used the modified retrospective method which is to record cumulative amount of the impact at the beginning balance of the retained earnings upon adoption.

(1)	LINE Stickers, Creator Stickers and Emoji (collectively, “The Stickers”)

Under the new standard, the timing of revenue recognition changed whereby revenue is recognized over an estimated usage period on a straight-line basis. Under the previous method, the Group recognized revenue on an accelerated basis which weighted revenue recognition towards the earlier part of the period to reflect the usage pattern of Stickers by users.

Under the previous standard, the Group determined that the measuring method which best depicts the progress towards satisfaction of performance based on a contract was the users’ usage pattern of Stickers which represented the consumption of the user’s benefits, and recognized revenue during the earlier part of the estimated usage period.

On the other hand, the concept of a service of standing ready is clarified under IFRS 15. IFRS 15 clarified the service of standing ready as to provide services or to make services available to the users for their use as and when the users decide. The Group determines that Stickers which the Group provides to its users are similar to the concept of a service of standing ready. The performance obligation of the Group to the customers which are the users who purchased the Stickers is to make them available to the users for their use at any given time. Accordingly, the users receive the benefit of the services and consume such services as the Group makes the Stickers available to the users for their use. Therefore, the Group determines that its performance obligation is evenly fulfilled throughout a certain period of time.

As the Group determines that the end users receive the benefit of the services evenly throughout the estimated usage period of the Stickers, the Group assessed that the straight-line method over an estimated usage period is the best method to measure the progress towards complete satisfaction of the performance obligation. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 168 million yen, and the profit from operating activities increased by 162 million yen for the year ended December 31, 2018.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations (continued)

(2)	LINE Sponsored Stickers

Under the new standard, the timing of revenue recognition changed whereby revenue is recognized over an estimated usage period on a straight-line basis. Under the previous method, the Group recognized revenue on an accelerated basis which weighted revenue recognition towards the earlier part of the period to reflect the usage pattern of Stickers by users.

Under the previous standard, the Group determined that the measuring method which best depicts the progress towards satisfaction of performance based on a contract was the users’ usage pattern of Sponsored Stickers which represent its progress of rendering the services to the users, and recognized revenue based on the users’ usage pattern of Sponsored Stickers which was weighted towards the earlier part of the period.

On the other hand, under IFRS 15, the definition of a “customer” is clarified and it is defined as “a party that has contracted with an entity to obtain goods or services that are an output of the entity’s ordinary activities in exchange for consideration.” Also, the contract with “customers” is within the scope of IFRS 15, and IFRS 15 requires to measure progress based on the method which reflects the satisfaction of performance obligations to customers for all contracts with customers.

In the LINE Sponsored Stickers contract, only an advertiser is obligated to pay consideration for Sponsored Stickers service to the Group, and the users who use Sponsored Stickers do not pay any consideration to the Group directly or indirectly. Therefore, the Group determines the advertisers as “customers.” The performance obligation of the Group to the advertisers is to make the Sponsored Stickers available to the users for their use at any given time over a contract period. Accordingly, the Group has assessed that a straight-line method over a contract period is the best method for measuring its progress towards complete satisfaction of the performance obligation. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 304 million yen, and the profit from operating activities increased by 250 million yen for the year ended December 31, 2018.

(3)	LINE Point Ads

Previously, the Group recognized the LINE points granted to users through the LINE Point Ads at fair value as advances received. Under the new standard, in addition to the revenue recognized, the Group accrues the cost incurred when the LINE Points granted are consumed by users.

Under the previous standard, revenue attributable to LINE Points granted were measured at fair value of the LINE Point in accordance with IFRIC 13 even if such points granted through LINE Point Ads were granted to users rather than the Group’s customers as the Group received the consideration. The unused LINE Points are recognized as advances received.

On the other hand, IFRS 15 clearly defines a “customer” as mentioned above. Upon the adoption of IFRS 15, the Group identifies its advertisers as customers for its LINE Point Ads service as the considerations are only provided by the advertisers and there is no other consideration provided directly or indirectly by the users which LINE Point Ads are granted to. For this situation, the Group considers its performance obligation in its contract with its customers (i.e. the advertiser), as its advertisement services which includes issuing LINE Points to users who have taken specific actions agreed with advertisers since the Group does not have any obligations toward the advertisers to manage LINE Points or to provide users other services in exchange for the LINE Points. As a result, the Group

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations (continued)

(3)	LINE Point Ads (continued)

recognizes revenue at the time LINE Points are issued to users as the Group’s performance obligation towards the advertisers is satisfied upon issuance of LINE points. For the LINE points granted without charge to the users, the Group recognizes the expenses as provisions at the same time as LINE points are issued. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 84 million yen, and the profit from operating activities decreased by 218 million yen for the year ended December 31, 2018.

(4)	Presentation of advertisements

For advertising services such as LINE Official Account, an advertising agency may be involved to provide, on behalf of the Group, services to customers such as formatting advertisement publication to comply with the Group’s specification or standards of advertisement publication. In such transaction, the Group earns the consideration received from customers excluding the share of advertising agencies.

Under the previous standard, the share attributable to the advertising agency was identified as an individually identifiable element and the Group recognized revenue excluding such shares from the total consideration received from customers as the Group earned a certain portion of the consideration received, and did not directly provide the service nor they bare credit risk of the shares of the advertising agency.

On the other hand, IFRS 15 reconfigure the evaluation of whether an entity is a principal or an agent based on the identification of performance obligations and transfer of control for services. Specifically, the guidance states that “an entity is a principal if it controls the specified goods or service before that good or service is transferred to a customer” and further enhances the guidance and related interpretations related to whether the entity controls the rights to goods or services provided by other parties. This includes situations where the entity has the ability to direct other parties to perform services to the customer on the entity’s behalf. Since the services provided by the advertising agencies such as formatting advertisement publications are provided to customers based on the Group’s specifications or standards for advertisement publications, the Group determined that the Group controls the services provided by the advertising agencies and thus the Group is deemed as the principal. Due to the factors above, the Group changed the method of revenue recognition to recognize the total consideration received from the customer, including the services provided by the advertising agencies. As a result, compared to the previous method, the amount of revenue recognized by the Group increased by 8,837 million yen for the year ended December 31, 2018.

Moreover, in accordance with IFRS 15, the Group recognizes costs of contract which consist of consideration payable to the advertising agency as an asset and such costs are expensed as the related revenues are recognized. If the advertising contract is renewed at the end of the original term, consideration payable to the advertising agency will be incurred again, and such costs will be expensed during the period that related revenue of the advertising contract is recognized. Therefore, compared to the previous method, the sales commission expenses increased by 8,837 million yen for the year ended December 31, 2018. However, as sales commission expenses increased by the same amount as the revenues, there is no impact on the profit from operating activities.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations (continued)

(4)	Presentation of advertisements (continued)

As a result, the opening balance of accumulated deficit is adjusted as follows.

(In millions of yen)
January 1, 2018
Stickers	(967)
LINE Sponsored Stickers	(760)
LINE Point Ads	667
Other	(63)

Total	(1,123)

The adjustments made to line items presented on the financial statements due to the change from IAS 18 Revenue and other standards applied previously (collectively, the IAS 18 and other) to IFRS 15 are as follows. Reclassifications are made to reflect the terms used under IFRS 15. Certain amounts previously presented in trade and other receivables related to advertising services are reclassified into contract assets, while certain amounts previously presented in advances received arising from such as LINE Points and in deferred revenue associated with the Stickers or advertising services are reclassified into other financial liabilities, current and contract liabilities.

(In millions of yen)
	January 1, 2018 (under IAS 18 and other)	Reclassification	Remeasurement	January 1, 2018 (under IFRS 15)
Trade and other receivables	42,892	(437)	(792)	41,663
Contract assets	—	437	—	437
Other current assets	7,438	—	1,052	8,490
Deferred tax assets	16,492	—	384	16,876
Other financial liabilities, current	28,003	4,633	—	32,636
Contract liabilities	—	22,588	1,391	23,979
Advances received	17,975	(17,975)	—	—
Deferred revenue	9,246	(9,246)	—	—
Provisions, current	991	—	472	1,463
Accumulated deficit	(4,294)	—	(1,123)	(5,417)
Accumulated other comprehensive income	7,440	—	(8)	7,432
Non-controlling interests	4,902	—	(89)	4,813

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations (continued)

(4)	Presentation of advertisements (continued)

(In millions of yen)
	December 31, 2018 (under IAS 18 and other)	Reclassification	Remeasurement	December 31, 2018 (under IFRS 15)
Trade and other receivables	38,772	(339)	(789)	37,644
Contract assets	—	339	—	339
Other current assets	8,464	—	1,287	9,751
Deferred tax assets	16,746	—	361	17,107
Other financial liabilities, current	30,364	6,362	—	36,726
Contract liabilities	—	23,539	1,098	24,637
Advances received	20,575	(20,575)	—	—
Deferred revenue	9,326	(9,326)	—	—
Provisions, current	1,814	—	767	2,581
Accumulated deficit	(4,543)	—	(1,013)	(5,556)
Accumulated other comprehensive income	(2,018)	—	5	(2,013)
Non-controlling interests	9,596	—	2	9,598

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations (continued)

(4)	Presentation of advertisements (continued)

	(In millions of yen)

	2018 (under IAS 18 and other)	Reclassification	Remeasurement	2018 (under IFRS 15)
Revenue and other operating income
Revenues	197,789	—	9,393	207,182
Other operating income	28,099	—	—	28,099

Revenue and other operating income total	225,888	—	9,393	235,281

Operating expenses
Payment processing and licensing expenses	(30,811)	—	(12)	(30,823)
Sales commission expenses	(7,068)	—	(8,892)	(15,960)
Employee compensation expenses	(57,493)	—	—	(57,493)
Marketing expenses	(20,311)	—	—	(20,311)
Infrastructure and communication expenses	(10,483)	—	—	(10,483)
Outsourcing and other service expenses	(31,825)	—	—	(31,825)
Depreciation and amortization expenses	(11,135)	—	—	(11,135)
Other operating expenses	(40,846)	—	(295)	(41,141)

Operating expenses total	(209,972)	—	(9,199)	(219,171)

Profit from operating activities	15,916	—	194	16,110

Profit before tax from continuing operations	3,160	—	194	3,354
Income tax expenses	(9,463)	—	(59)	(9,522)

Loss for the year from continuing operations	(6,303)	—	135	(6,168)

Loss for the year	(5,927)	—	135	(5,792)

Attributable to:
The shareholders of the Company	(3,852)	—	134	(3,718)
Non-controlling interests	(2,075)	—	1	(2,074)

				(In yen)
Earnings per share
Basic (loss)/profit for the year attributable to the shareholders of the Company	(16.19)	—	0.57	(15.62)
Diluted (loss)/ profit for the year attributable to the shareholders of the Company	(16.19)	—	0.57	(15.62)
Earnings per share from continuing operations
Basic (loss)/ profit from continuing operations attributable to the shareholders of the Company	(17.77)	—	0.57	(17.20)
Diluted (loss)/profit from continuing operations attributable to the shareholders of the Company	(17.77)	—	0.57	(17.20)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations (continued)

(4)	Presentation of advertisements (continued)

Under the previous standard, the Group recognized considerations received from advertisers as advertising revenue after subtracting the share of advertising agencies. However, under IFRS 15, the Group recognizes such revenue by the gross recognition where the Group recognizes considerations received from advertisers including the portion for the services provided by the advertising agencies. As a result, the amount of expenses which were to be paid to the advertising agencies increased and became material. Therefore, the “sales commission expenses” which were included in the “authentication and other service expenses” in prior years are presented as a separate line item in the Consolidated Financial Statement of Profit or Loss. As the materiality of authentication expenses decreased, remaining “authentication and other service expenses” is now presented as “outsourcing and other service expenses”. The change was also applied to the Consolidated Financial Statement of Profit or Loss for the year ended December 31, 2016 and 2017.

2.	IFRS 9 Financial Instruments

The IASB issued the final version of IFRS 9 Financial Instruments which sets out the requirements for recognizing and measuring financial assets, financial liabilities and some contracts to buy or sell non-financial items to replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 is the new standard for the financial reporting of financial instruments that is principles-based and brings together the classification and measurement, impairment and hedge accounting phases of the IASB’s project. IFRS 9 is built on a single classification and measurement approach for financial instruments that reflects the business model in which they are managed and their cash flow characteristics including new impairment requirements that are based on a more forward-looking expected credit loss model that will result in more timely recognition of credit losses and is a single model that is applicable to all financial instruments subject to impairment accounting. The Group has applied the following accounting policies in accordance with IFRS 9 commencing on January 1, 2018.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations (continued)

(4)	Presentation of advertisements (continued)

The Group has applied IFRS 9 retrospectively and has determined not to restate the comparative information for the periods prior to 2018. As a result, the comparative information is prepared based on the Group’s pervious accounting policies. The previous accounting policy is provided in the end Note 3. On January 1, 2018, the Group has assessed which business models to apply to its financial assets and liabilities and classified such financial assets and liabilities in to appropriate classification under IFRS 9. The impacts of these classifications are as follows.

		(In millions of yen)
			Balance as of January 1, 2018 under IFRS 9
	Notes	Balance at January 1, 2018 under IAS 39	Financial assets/liabilities at fair value through profit or loss	Financial assets/liabilities at FVOCI	Financial assets/liabilities at amortized cost	Total financial assets/liabilities
Financial assets
Trade and other receivables
Loans and receivables	3	42,892	—	—	42,892	42,892

Total		42,892	—	—	42,892	42,892

Other financial assets, current
Loans and receivables
Time deposits	3	12,002	—	—	12,002	12,002
Short-term loans	3	206	—	—	206	206
Corporate bonds and other debt instruments	4	849	—	852	—	852
Available-for-sale financial assets		6	—	6	—	6
Office security deposits		195	—	—	195	195

Total		13,258	—	858	12,403	13,261

Other financial assets, non-current
Held-to-maturity investments	6	280	—	—	280	280
Loans and receivables
Corporate bonds and other debt instruments	4, 5	7,986	28	7,997	—	8,025
Guarantee deposits	3	726	—	—	726	726
Office security deposits	3	5,709	—	—	5,709	5,709
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock		1,862	1,862	—	—	1,862
Available-for-sale financial assets	1, 2	15,388	5,262	10,126	—	15,388
Other		133	—	44	89	133

Total		32,084	7,152	18,167	6,804	32,123

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations (continued)

(4)	Presentation of advertisements (continued)

		Impacts by adoption of IFRS 9
	Notes	Fair value measurement at January 1, 2018	Provision at January 1, 2018	Total impacts
Financial assets
Trade and other receivables
Loans and receivables	3	—	—	—

Total		—	—	—

Other financial assets, current
Loans and receivables
Time deposits	3	—	—	—
Short-term loans	3	—	—	—
Corporate bonds and other debt instruments	4	6	(3)	3
Available-for-sale financial assets		—	—	—
Office security deposits		—	—	—

Total		6	(3)	3

Other financial assets, non-current
Held-to-maturity investments	6	—	—	—
Loans and receivables
Corporate bonds and other debt instruments	4, 5	52	(13)	39
Guarantee deposits	3	—	—	—
Office security deposits	3	—	—	—
Financial assets at fair value through profit or loss
Conversion right and redemption right of preferred stock		—	—	—
Available-for-sale financial assets	1, 2	—	—	—
Other		—	—	—

Total		52	(13)	39

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations (continued)

(4)	Presentation of advertisements (continued)

(In millions of yen)

			Balance as of January 1, 2018 under IFRS 9
	Notes	Balance at January 1, 2018 under IAS 39	Financial assets/liabilities at fair value through profit or loss	Financial assets/liabilities at FVOCI	Financial assets/liabilities at amortized cost	Total financial assets/liabilities
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	3	28,810	—	—	28,810	28,810

Total		28,810	—	—	28,810	28,810

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received		5,730	—	—	5,730	5,730
Short-term borrowings		22,224	—	—	22,224	22,224
Others		49	—	—	49	49

Total		28,003	—	—	28,003	28,003

Other financial liabilities non-current
Financial liabilities measured at amortized cost
Office security deposits received under sublease agreement		23	—	—	23	23
Others		93	—	—	93	93
Financial liabilities at fair value through profit or loss
Put option liabilities		486	486	—	—	486

Total		602	486	—	116	602

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations (continued)

(4)	Presentation of advertisements (continued)

Impacts by adoption of IFRS 9
	Notes	Fair value measurement at January 1, 2018	Provision at January 1, 2018	Total impacts
Financial liabilities
Trade and other payables
Financial liabilities measured at amortized cost	3	—	—	—

Total		—	—	—

Other financial liabilities, current
Financial liabilities measured at amortized cost
Deposits received		—	—	—
Short-term borrowings		—	—	—
Others		—	—	—

Total		—	—	—

Other financial liabilities non-current
Financial liabilities measured at amortized cost
Office security deposits received under sublease agreement		—	—	—
Others		—	—	—
Financial liabilities at fair value through profit or loss
Put option liabilities		—	—	—

Total		—	—	—

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations (continued)

(4)	Presentation of advertisements (continued)

Following are the impacts on accumulated deficit and accumulated other comprehensive income by classification and measurement of financial assets at January 1, 2018.

			(In millions of yen)
	Notes	Accumulated deficit	Accumulated other comprehensive income-Financial assets at FVOCI
Balance of accumulated deficit and accumulated OCI as of January 1, 2018 under IAS 39		(4,294)	3,928
Reclassification from available-for-sale financial assets to financial assets at fair value through profit or loss	1	316	(316)
Transfer of impairment losses arising from reclassification of available-for-sale financial assets to financial assets at FVOCI and recognized previously in profit or loss	2	1,000	(1,000)
Fair value measurement of financial assets classified from loans and receivables to financial assets at FVOCI as of January 1, 2018	4	—	42
Increase in provision for debt instruments at FVOCI	4	(16)	16

Adjustment to shareholders’ equity from adoption of IFRS 9		1,300	(1,258)

Balance of accumulated deficit and accumulated OCI as of January 1, 2018 under IFRS 9		(2,994)	2,670

(1)	Reclassification from available-for-sale financial assets to financial assets at fair value through profit or loss

The investments in private equity investment funds of 2,966 million yen and redeemable preferred stocks of unlisted companies of 2,296 million yen as of January 1, 2018, were reclassified from available-for-sale financial assets to financial assets at fair value through profit or loss as the cash flows from these investments did not represent solely payments of principal and interest on the principal amount outstanding. Also, cumulative loss and its tax effects through fair value measurements of 259 million yen were reclassified from accumulated other comprehensive income to accumulated deficit.

(2)	Reclassification from available-for-sale financial assets to equity instruments at FVOCI

The investments in listed equity securities and private equity and other financial instruments of 9,728 million yen, as of January 1, 2018, were reclassified from available-for-sale financial assets to equity instruments at FVOCI as the Group has made an irrevocable election to measure such investments at FVOCI. Also, related cumulative impairment loss and its tax effects of 1,000 million yen were reclassified from accumulated deficit to accumulated other comprehensive income.

The investments in corporate bonds of 402 million yen, and investments in partnerships of 2 million yen as of January 1, 2018 were reclassified as the cash flows from these investments solely represents payments of principal and interest on the principal amount outstanding. As based on the Group’s business model, such

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations (continued)

(4)	Presentation of advertisements (continued)

financial assets are held for the purpose of collecting contractual cash flows as well as selling the financial assets for profit, such financial assets were reclassified from available-for-sale financial assets to equity instruments at FVOCI.

(3)	Reclassification from loans and receivables to financial assets at measured at amortized cost

Time deposits of 12,002 million yen, loans of 206 million yen, guarantee deposits of 726 million yen and office security deposits of 5,709 million yen as of January 1, 2018 were reclassified from loans and receivables to financial assets at amortized cost as the cash flows from these assets represent solely payments of principal and interest on the principal amount outstanding and as the Group’s business model is achieved by collecting contractual cash flows. There was no impact from this reclassification on retained earnings and other comprehensive income as of January 1, 2018. Also, the amount of expected credit losses arising from those financial assets as of January 1, 2018, were deemed immaterial.

(4)	Reclassification from loans and receivables to debt instruments at FVOCI

Corporate bonds of 8,807 million yen as of January 1, 2018 were reclassified from loans and receivables to debt instruments at FVOCI as the cash flows from these assets represent solely payments of principal and interest on the principal amount outstanding and as the Group’s business model is achieved by both collecting contractual cash flows and selling of these financial assets for profit. Fair value gains and related tax effects of 42 million yen measured at January 1, 2018, were adjusted to the accumulated other comprehensive income. Also, expected credit losses of 16 million yen measured at January 1, 2018 were recognized as a loss allowance provision and adjusted to accumulated other comprehensive income. The Group estimates a loss allowance based on 12 months expected credit losses on debt instruments which are measured at FVOCI as the Group has judged that the risks for such investments are low.

(5)	Reclassification from loans and receivables to financial assets at fair value through profit or loss

A convertible bond of 28 million yen as of January 1, 2018, was reclassified from loans and receivables to financial assets at fair value through profit or loss as the cash flow did not represent solely payments of principal and interest on the principal amount outstanding. There was no effect to accumulated deficit and accumulated other comprehensive income at January 1, 2018, due to the reclassification.

(6)	Reclassification from held-to-maturity financial assets to financial assets at measured at amortized cost

Japanese government bonds of 280 million yen as of January 1, 2018, were reclassified from loans and receivables to financial assets at amortized cost as the cash flows from these financial assets represent solely payments of principal and interest on the principal amount outstanding and as the Group’s business model is achieved by collecting contractual cash flows. There was no impact from this reclassification on retained earnings and accumulated other comprehensive income as of January 1, 2018.The amount of expected credit losses arising from those financial assets as of January 1, 2018, were deemed immaterial.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations (continued)

Significant accounting policies prior to adopt IFRS 9 was as follows:

(1)	Financial assets

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations (continued)

(1)	Financial assets (continued)

(e)	Derivative financial instruments (continued)

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

(2)	Financial Liabilities

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

(3)	Impairment of Financial Assets

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

If financial assets have objective evidence that they are impaired, impairment losses should be measured and recognized.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations (continued)

(3)	Impairment of Financial Assets (continued)

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

Non-current assets other than goodwill

Non-current assets other than goodwill, such as property and equipment, and intangible assets with definite useful lives are assessed for indications of impairment at the end of the reporting period. The Group evaluates both internal and external sources of information to assess whether impairment indicators exist. Some of the impairment indicators are evidence of obsolescence or significant adverse changes in the technological, market, economic or legal environment of the market in which the Group operates, or the asset is dedicated. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. Likewise, the determination of the assets’ recoverable amounts involves the use of estimates by the management that can have a material impact on the respective values and ultimately the amount of any impairment. In addition, annual impairment tests are performed for goodwill and intangible assets with indefinite useful lives.

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

–	Financial assets measured at amortized cost and fair value through other comprehensive income

The Group assesses the expected credit losses associated with its assets carried at amortized cost and FVOCI. The impairment methodology depends on whether there has been a significant increase in credit risk in the individual financial asset or the asset group including the financial asset. If there has been a significant increase in credit risk, the Group measures the loss allowance for the individual financial asset or group of financial assets at an amount equal to the lifetime expected credit losses considering all reasonable and supportable information including that which is forward looking. If there has been no significant increase in credit risk, the Group measures the loss allowance for the financial asset or group of financial assets at an amount equal to the 12-month expected credit losses.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions (continued)

(a)	Impairment (continued)

–	Financial assets measured at amortized cost and fair value through other comprehensive income (continued)

For trade receivables, the Group measures the loss allowance at an amount equal to lifetime expected credit losses from initial recognition, hence applies the simplified approach in accordance to IFRS 9.

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

For revenues attributable to the sales of LINE Stickers, Creator Stickers and emojis, revenues are recognized over the estimated periods over which LINE Stickers, Creator Stickers and emojis are expected to be used by users, taking into consideration historical data on usage and user behavior.

5.	Segment Information

The Group identifies operating segments based on the internal report regularly reviewed by the Group’s Chief Operating Decision Maker to make decisions about resources to be allocated to segments and assess

LINE Corporation

Notes to Consolidated Financial Statements (continued)

5.	Segment Information (continued)

performance. An operating segment of the Group is a component for which discrete financial information is available. The Chief Operating Decision Maker has been identified as the Company’s board of directors. No operating segments have been aggregated to form the reportable segments.

In 2018, the Group changed its operating segment from one component to two components as its budget has been prepared based on the Core business and Strategic business and as the Company’s board of directors changed the unit of components to assess the performance of the Group from a single segment to two segments, Core business segment and Strategic business segment.

Under the corporate strategy to allocate the resources generated from the Core business to the Strategic business, the Company’s board of directors individually assesses the business performance of the Core business based on the growth of revenue and profitability and of the Strategic business based on profitability as well as important non-financial KPIs such as the expansion of user base.

(1)	Description of Reportable Segments

The Group’s reportable segments are as follows:

Core business segment

Core business segment mainly consists of advertising service, communication and content. Advertising services mainly include display advertising, account advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on services such as livedoor blog, NAVER Matome and advertisements appearing on LINE Part Time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE Games.

Strategic business segment	Strategic business segment consists of Fintech services, such as LINE Pay service, and other services such as AI, LINE Friends, and E-commerce.

(2)	Profit or Loss for the Group’s operating segments

The Group’s operating profit for each segment is prepared in the same method as the consolidated financial statements, except that certain items such as other operating income and share-based compensation expenses are included in corporate expenses. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses the information after eliminating intercompany transactions for their performance assessment, there is no adjustment between segments.

From the fiscal year of 2018, the Group divided its operating segment into Core business segment and Strategic business segment, as the Company’s board of directors assesses performance based on these components. From the annual reporting period ended December 31, 2018, the Group monitors its profit and loss by segment. The profit and loss of each segment for the annual reporting period ended December 31, 2016, 2017 was prepared mainly based on the same method as in fiscal year 2018 where practicable and adjusted accordingly.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

5.	Segment Information (continued)

(2)	Profit or Loss for the Group’s operating segments (continued)

For the year ended December 31, 2016

(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers(2)	130,405	10,299	140,704	—	140,704
Segment profit/(loss)(3)	29,129	(4,743)	24,386	(4,489)	19,897
Depreciation and amortization expenses	4,431	669	5,100	—	5,100

(1)	Corporate adjustments mainly include difference in exchange rate under managerial accounting, other operating income and share-based compensation expenses.
(2)	The segment information for the year ended December 31, 2016 is presented based on IAS 18, while it is presented under IFRS 15 for the year ended December 31, 2018.
(3)	The amount of “Segment profit/(loss)” is equivalent to profit from operating activities on Consolidated Statement of Profit or Loss.

For the year ended December 31, 2017

(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers(2)	149,156	17,991	167,147	—	167,147
Segment profit/(loss)(3)	34,250	(17,674)	16,576	8,502	25,078
Depreciation and amortization expenses	6,252	897	7,149	—	7,149

(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)	The segment information for the year ended December 31, 2017 is presented based on IAS 18, while it is presented under IFRS 15 for the year ended December 31, 2018.
(3)	The amount of “Segment profit/(loss)” is equivalent to profit from operating activities on Consolidated Statement of Profit or Loss.

For the year ended December 31, 2018

(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	178,398	28,784	207,182	—	207,182
Segment profit/(loss)(2)	26,559	(34,931)	(8,372)	24,482	16,110
Depreciation and amortization expenses	8,832	2,303	11,135	—	11,135

(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

5.	Segment Information (continued)

(2)	Profit or Loss for the Group’s operating segments (continued)

(2)	The amount of “Segment profit/(loss)” is equivalent to profit from operating activities on Consolidated Statement of Profit or Loss.

The reconciliation of segment profit to the profit before tax from continuing operations is as follows:

(In millions of yen)

	2016	2017	2018
Segment profit	19,897	25,078	16,110
Financial income	87	257	413
Financial costs	(65)	(26)	(519)
Share of loss of associates and joint ventures	(833)	(6,321)	(11,148)
Loss on foreign currency transactions, net	(43)	(818)	(902)
Other non-operating income	9	1,963	869
Other non-operating expenses	(1,062)	(1,988)	(1,469)

Profit before tax from continuing operations	17,990	18,145	3,354

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the years ended December 31, 2016, 2017 and 2018 are as follows. Revenues for the years ended December 31, 2016 and 2017 are presented using IAS 18 as the Group uses the modified retrospective method in the adoption of IFRS 15.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

5.	Segment Information (continued)

(3)	Revenues from Major Services (continued)

Revenues recognized at a point in time mainly consist of revenues from LINE Friends.

(In millions of yen)
	2016	2017	2018
Core business
Advertising
Display advertising(1)	10,448	26,609	36,221
Account advertising(2)	33,986	38,929	56,714
Other advertising(3)	10,186	10,433	15,302

Sub-total	54,620	75,971	108,237

Communication, content, and others
Communication(4)	29,290	30,225	28,527
Content(5)	44,784	40,144	38,237
Others	1,711	2,816	3,397

Subtotal	75,785	73,185	70,161

Core business total	130,405	149,156	178,398

Strategic business
Friends(6)	9,383	12,299	19,579
Others(7)	916	5,692	9,205

Strategic business total	10,299	17,991	28,784

Total	140,704	167,147	207,182

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor, NAVER Matome and LINE Part-Time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAMES’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)	Others primarily consisted of revenues from LINE Mobile service and E-commerce.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

5.	Segment Information (continued)

(4)	Geographic Information

Revenues from external customers

Revenues from external customers classified by country or region were based on the locations of customers. Revenues attributable to communication and content have been classified based on the geographical location of the end users. Revenues attributable to advertising have been classified based on the geographical locations where the services were provided.

(In millions of yen)
	2016	2017	2018
Japan (country of domicile)	100,939	121,283	148,260
Taiwan	15,614	16,630	18,593
Others	24,151	29,234	40,329

Total	140,704	167,147	207,182

Non-current operating assets

Non-current operating assets mainly consist of property and equipment and intangible assets.

(In millions of yen)
	December 31, 2017	December 31, 2018
Japan (country of domicile)	23,089	34,502
Korea	10,605	5,310
Others	5,676	7,946

Total	39,370	47,758

(5)	Major Customers

No single customer accounted for 10 percent or more of the Group’s total revenues for the years ended December 31, 2016, 2017 and 2018.

6.	Cash and Cash Equivalents

The breakdown of cash and cash equivalents as of December 31, 2017 and 2018 is as follows:

(In millions of yen)
	December 31, 2017	December 31, 2018
Cash on hand	13	13
Demand deposits	123,593	256,965

Total cash and cash equivalents	123,606	256,978

LINE Corporation

Notes to Consolidated Financial Statements (continued)

7.	Trade and Other Receivables

Trade and other receivables as of December 31, 2017 and 2018 are as follows:

(In millions of yen)
	December 31, 2017	December 31, 2018
Trade and other receivables, current	43,375	38,097
Allowance for doubtful account/Loss allowance, current	(483)	(453)
Trade receivables, non-current(1)	14	14
Allowance for doubtful account/Loss allowance, non-current	(14)	(14)

Total trade and other receivables	42,892	37,644

(1)

The non-current trade receivables as of December 31, 2017 were tested for impairment on an individual basis as of the reporting dates based on how long such trade receivables were past due. As a result, allowance for doubtful account for the receivables were recorded.

For movement in the loss allowance for trade and other receivables, refer to Note 25 Financial Risk Management.

8.	Inventories

Inventories as of December 31, 2017 and 2018 are as follows:

(In millions of yen)
	December 31, 2017	December 31, 2018
Goods	3,455	4,887

Total Inventories	3,455	4,887

Cost of goods recognized from continuing operations for the years ended December 31, 2016, 2017 and 2018, were 3,333 million yen, 4,436 million yen and 7,346 million yen, respectively. Inventory valuation losses recognized from continuing operations for the years ended December 31, 2016, 2017 and 2018, were 186 million yen, 510 million yen and 276 million yen, respectively.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

9.	Property and Equipment

(1)	Changes in property and equipment for the year ended December 31, 2017 are as follows:

	(In millions of yen)
	Furniture and fixtures	Equipment	Construction- in-progress	Others	Total
Acquisition cost
Balance at January 1, 2017	3,817	15,529	184	755	20,285
Acquisitions	4,156	7,038	42	361	11,597
Disposals	(1,305)	(911)	—	(174)	(2,390)
Acquisition through business combinations	12	184	—	297	493
Exchange differences	1	152	—	43	196
Other	(180)	204	(184)	61	(99)

Balance at December 31, 2017	6,501	22,196	42	1,343	30,082

Accumulated depreciation and impairment
Balance at January 1, 2017	2,082	8,955	—	219	11,256
Disposals	(1,291)	(810)	—	(3)	(2,104)
Depreciation	1,146	4,111	—	266	5,523
Acquisition through business combinations	4	125	—	171	300
Exchange differences	1	53	—	15	69
Other	(63)	(32)	—	8	(87)

Balance at December 31, 2017	1,879	12,402	—	676	14,957

Carrying amounts
Balance at January 1, 2017	1,735	6,574	184	536	9,029

Balance at December 31, 2017	4,622	9,794	42	667	15,125

LINE Corporation

Notes to Consolidated Financial Statements (continued)

9.	Property and Equipment (continued)

(2)	Changes in property and equipment for the year ended December 31, 2018 are as follows:

			(In millions of yen)
	Furniture and fixtures	Equipment	Construction- in-progress	Others	Total
Acquisition cost
Balance at January 1, 2018	6,501	22,196	42	1,343	30,082
Acquisitions	1,105	16,095	970	635	18,805
Disposals	(8)	(2,134)	—	(24)	(2,166)
Acquisition through business combinations	—	18	—	14	32
Loss of control of subsidiaries	—	(141)	—	(412)	(553)
Exchange differences	(1)	(187)	(7)	(55)	(250)
Other	(27)	16	(42)	(41)	(94)

Balance at December 31, 2018	7,570	35,863	963	1,460	45,856

Accumulated depreciation and impairment
Balance at January 1, 2018	1,879	12,402	—	676	14,957
Disposals	(1)	(1,751)	—	(16)	(1,768)
Depreciation	1,352	6,745	—	321	8,418
Acquisition through business combinations	—	11	—	1	12
Loss of control of subsidiaries	—	(73)	—	(289)	(362)
Exchange differences	(1)	(78)	—	(27)	(106)
Other	(1)	(111)	—	91	(21)

Balance at December 31, 2018	3,228	17,145	—	757	21,130

Carrying amounts			—
Balance at January 1, 2018	4,622	9,794	42	667	15,125

Balance at December 31, 2018	4,342	18,718	963	703	24,726

(3)	Contractual commitments for the acquisition of property and equipment:

(In millions of yen)
December 31, 2017	December 31, 2018
527	1,820

The carrying amounts of property and equipment held under finance leases contracts were nil as of December 31, 2017 and 2018. Additions during the year were nil in 2017 and 2018 of property and equipment under finance leases and installment payment contracts.

Construction-in-progress as of December 31, 2017 was mainly related to capital expenditures for the molds to be used for mass production for Gatebox Inc.’s products. Construction-in-progress as of December 31, 2018 was mainly related to capital expenditures for purchasing equipment related to the QR code to be used for enhancing the LINE Pay service.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

10.	Goodwill and Other Intangible Assets

(1)	Changes in goodwill and other intangible assets for the year ended December 31, 2017 are as follows:

	(In millions of yen)
Item	Goodwill	Software(1)	Music rights	Customer relationships	Game publishing rights	Others(2)	Total
Acquisition cost
Balance at January 1, 2017	5,592	1,487	433	487	—	2,009	10,008
Acquisitions	—	247	—	—	—	2,243	2,490
Acquisition through business combinations(3)	13,114	588	—	249	1,640	2,290	17,881
Disposals or sales	—	(57)	—	—	—	(1,191)	(1,248)
Exchange differences	387	84	27	5	109	83	695
Other	—	1	—	—	—	11	12

Balance at December 31, 2017	19,093	2,350	460	741	1,749	5,445	29,838

Accumulated amortization and impairment
Balance at January 1, 2017	2,192	1,129	433	212	—	791	4,757
Disposals or sales	—	(35)	—	—	—	(242)	(277)
Amortization	—	210	—	108	270	1,039	1,627
Impairment	—	—	—	—	—	214	214
Exchange differences	134	67	27	5	14	26	273
Other	—	(9)	—	—	—	0	(9)

Balance at December 31, 2017	2,326	1,362	460	325	284	1,828	6,585

Carrying amounts
Balance at January 1, 2017	3,400	358	—	275	—	1,218	5,251

Balance at December 31, 2017	16,767	988	—	416	1,465	3,617	23,253

(1)	Software was mainly comprised of externally acquired software. The remaining useful life of software as of December 31, 2017 was three years.
(2)

Others mainly was mainly comprised of 1,114 million yen for acquisition of licenses for LINE TV, 651 million yen for acquisition of domain name, and 437 million yen for acquisition of Gatebox Inc.’s trademark and patented technology. The carrying amounts as of December 31, 2017 of these intangible assets were 329 million yen, 646 million yen and 375 million yen, respectively.

(3)	The balances were related to the Group’s acquisitions of NextFloor Corporation. and its subsidiary as well as FIVE Inc. Refer to Note 29 Business Combinations for further details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

10.	Goodwill and Other Intangible Assets (continued)

(2)	Changes in goodwill and other intangible assets for the year ended December 31, 2018 are as follows:

(In millions of yen)

Item	Goodwill	Software(4)	Music rights	Customer relationships	Game publishing rights	Others(5)	Total
Acquisition cost
Balance at January 1, 2018	19,093	2,350	460	741	1,749	5,445	29,838
Acquisitions	—	225	—	—	—	2,998	3,223
Acquisition through business combinations	1,224	—	—	—	—	—	1,224
Loss of control of subsidiaries(6)	(560)	(191)	—	—	(1,790)	(436)	(2,977)
Disposals or sales	—	(8)	—	—	—	—	(8)
Exchange differences	(464)	(61)	(35)	(18)	41	(169)	(706)
Other	(45)	—	—	—	—	(146)	(191)

Balance at December 31, 2018	19,248	2,315	425	723	—	7,692	30,403

Accumulated amortization and impairment
Balance at January 1, 2018	2,326	1,362	460	325	284	1,828	6,585
Loss of control of subsidiaries(6)	—	(50)	—	—	(912)	(124)	(1,086)
Disposals or sales	—	(6)	—	—	—	—	(6)
Amortization	—	262	—	168	636	1,650	2,716
Impairment	—	52	—	—	—	160	212
Exchange differences	(173)	(39)	(35)	(8)	(8)	(34)	(297)
Other	—	—	—	—	—	(114)	(114)

Balance at December 31, 2018	2,153	1,581	425	485	—	3,366	8,010

Carrying amounts
Balance at January 1, 2018	16,767	988	—	416	1,465	3,617	23,253

Balance at December 31, 2018	17,095	734	—	238	—	4,326	22,393

(4)	Software was mainly comprised of externally acquired software. The remaining useful life of software as of December 31, 2018 was three years.
(5)

Others mainly consist of 1,471 million yen for acquisition of licenses for LINE TV, 651 million yen for acquisition of domain name, and 437 million yen for Gatebox Inc.’s acquisition of trademark and patented technology. The carrying amounts as of December 31, 2018 of these intangible assets were 1,064 million yen, 587 million yen and 306 million yen, respectively.

(6)

The balances were mainly comprised with the changes in the Group’s ownership ratio of LINE Games Corporation (renamed from NextFloor Corporation) resulting in the investment to be accounted for as an associate under the equity method rather than as a consolidated subsidiary. Refer to Note 30 Principal Subsidiaries for further details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

10.	Goodwill and Other Intangible Assets (continued)

The Group has been conducting research and development such as Fintech and AI. The research and development expenditure for the years ended December 31, 2016, 2017 and 2018 are 8,584 million yen, 10,357 million yen and 19,096 million yen, respectively.

(3)	Contractual commitments for the acquisition of intangible assets:

(In millions of yen)
December 31, 2017	December 31, 2018
215	—

11.	Impairment

(1)	Impairment of Goodwill

The annual impairment testing for goodwill was performed on October 1 for the years ended December 31, 2016, 2017 and 2018. For the purpose of the impairment test, goodwill has been allocated to one CGU for the years ended December 31, 2016 and 2017. For the year ended December 31, 2016 and 2017, the Group’s CGU was the Group’s operating segment as well as the reporting segment. Since the Group changed its operating segment from one segment to two segments in 2018, Core business and Strategic business, as noted in Note 5 Segment Information, in 2018, the Group allocated goodwill to five CGUs and tested goodwill for impairment for the year ended December 31, 2018. The Group’s Core business and Strategic business are the Group’s operating segments as well as the reporting segments.

The carrying amount of goodwill allocated to each of the CGUs for impairment testing is as follows:

		(In millions of yen)
CGU	For the year ended December 31, 2016	For the year ended December 31, 2017
LINE business and portal	3,400	16,767

Total	3,400	16,767

(In millions of yen)
CGU	For the year ended December 31, 2018
Core business
Core business	14,838
Strategic business
Friends business	740
Fintech business	1,075
E-commerce business	307
AI business	135

Total	17,095

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

(a)	CGU

The significant assumptions used in the value in use calculations are as follows:

	2016		2017		2018
CGU	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate
LINE business and portal CGU	11.7%	1.1%	10.3%	1.6%	—	—
Core business
Core business	—	—	—	—	11.6%	1.3%
Strategic business
Friends business	—	—	—	—	11.2%	2.3%
Fintech business	—	—	—	—	11.8%	1.6%
E-commerce business	—	—	—	—	11.0%	1.7%
AI business	—	—	—	—	11.5%	1.7%

No significant impairment losses were recognized for goodwill for the year ended December 31, 2016, 2017 and 2018, as a result of the annual impairment testing.

(2)	Sensitivity to Changes in Assumptions

In the opinion of the Group’s management, the recoverable amount considerably exceeded the carrying amount of the CGUs, and the outcomes of the impairment test are not sensitive to reasonably likely changes in any of the assumptions underlying the cash flow projections used for the impairment test or the discount rates in the periods presented for the CGUs.

(3)	Impairment of property and equipment and intangible assets with definite useful lives

For the years ended December 31, 2016, no impairment loss was recognized for intangible assets with definite useful lives. For the year ended December 31, 2017, in connection with Kiwiple and LINE Games Global Gateway L.P., impairments of intangible assets with definite useful life in the amounts of 134 million yen and 80 million yen, respectively were recognized. For the year ended December 31, 2018, in the Core business and Strategic business, impairments of intangible assets with defined useful life in the amount of 60 million yen and 152 million yen, respectively were recognized. No impairment loss was recognized for property and equipment for the years ended December 31, 2016, 2017 and 2018.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

12.	Provisions

Changes in provisions for the years ended December 31, 2017 and 2018 are as follows:

			(In millions of yen)

	Restoration obligations for operating lease properties	Promotional virtual credits reserve	Other	Total
Balance at January 1, 2017	1,234	509	341	2,084
Arising during the year	1,708	2,945	337	4,990
Utilized	(25)	(2,686)	(211)	(2,922)
Reversal	(16)	(162)	(55)	(233)
Unwinding of discount and changes in the discount rate	0	—	—	0
Increase due to business combinations	85	—	2	87
Exchange differences	44	1	0	45
Other	0	—	—	0

Balance at December 31, 2017	3,030	607	414	4,051

Arising during the year	517	4,188	95	4,800
Utilized	(82)	(2,700)	(414)	(3,196)
Reversal	(3)	(17)	(29)	(49)
Unwinding of discount and changes in the discount rate	0	—	—	0
Increase due to business combinations	10	—	—	10
Decrease due to loss of control of subsidiaries	(149)	—	—	(149)
Exchange differences	(37)	(2)	0	(39)
Other	17	459	(14)	462

Balance at December 31, 2018	3,303	2,535	52	5,890

Restoration obligation for operating lease properties

The Group records provisions for restoration obligations related to its operating lease properties as the Group is required to restore these properties upon termination of the operating leases to the state specified in the rental agreements.

Promotional virtual credits reserve

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

Other

Other mainly consisted of a provision for the losses expected to be incurred in relation to the outsourcing contracts for “Clova” and the rental agreement as a result of the foreclosure of LINE FRIENDS STORE.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes

(1)	Current and deferred taxes related to each component of other comprehensive income for the years ended December 31, 2016, 2017 and 2018 are as follows:

	(In millions of yen)
	2016			2017			2018
	Pretax	Tax	Post tax	Pretax	Tax	Post tax	Pretax	Tax	Post tax
Remeasurement of defined benefit plans	674	(209)	465	2,093	(488)	1,605	(169)	(29)	(198)
Foreign currency translation adjustments	(299)	(199)	(498)	3,751	(146)	3,605	(4,047)	372	(3,675)
Reclassification adjustments for foreign currency translation adjustments	50	—	50	(13)	—	(13)	(345)	—	(345)
Proportionate share of other comprehensive income of associates	3	(0)	3	106	(14)	92	(27)	(4)	(31)
Reclassification adjustments for net changes in proportionate share of other comprehensive income of associates	—	—	—	—	—	—	(12)	—	(12)
Net changes in fair value of equity instruments at FVOCI	—	—	—	—	—	—	(2,681)	735	(1,946)
Net changes in fair value of debt instruments at FVOCI	—	—	—	—	—	—	88	(28)	60
Reclassification adjustments for net changes in fair value of debt instruments at FVOCI	—	—	—	—	—	—	10	—	10
Net change in fair value of available-for-sale financial assets	(2,019)	546	(1,473)	(3,339)	836	(2,503)	—	—	—
Reclassification adjustments for net change in fair value of available-for-sale financial assets	293	(92)	201	1,090	(343)	747	—	—	—

Total	(1,298)	46	(1,252)	3,688	(155)	3,533	(7,183)	1,046	(6,137)

Current and deferred taxes related to items directly charged or credited to equity are as follows:

	(In millions of yen)
	2017	2018
Current tax:
Share issuance costs related to exercise of stock options	(9)	(3)
Share issuance costs related to Employee Stock Ownership Plan	(5)	(5)
Deferred tax:
Share issuance costs related to exercise of stock options	(20)	(20)
Issuance of convertible bonds	—	1,917

Total tax directly (credited)/charged to equity	(34)	1,889

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities

The movements in deferred tax assets and deferred tax liabilities for the years ended December 31, 2017 and 2018 are as follows:

(In millions of yen)

	Beginning balance as of January 1, 2017	Amounts recorded under profit or loss	Amounts recognized under other comprehensive income	Other(1)	Ending balance as of December 31, 2017
Deferred tax assets:
Tax losses	910	(712)	—	61	259
Depreciation	1,769	601	—	(110)	2,260
Advances received	3,299	549	—	—	3,848
Deferred revenue	2,731	(263)	—	3	2,471
Restoration obligations for operating lease properties	57	159	—	(1)	215
Accrued bonuses	750	121	—	(117)	754
Allowance for doubtful accounts	580	(209)	—	6	377
Other accrued expenses	685	(82)	—	134	737
Accrued enterprise taxes	466	(223)	—	(2)	241
Available-for-sale financial assets	644	(116)	27	(68)	487
Share-based compensation	1,097	77	—	(5)	1,169
Post-employment benefits	1,285	361	(488)	26	1,184
Tax effect on investments in subsidiaries and associates	4,122	(1,881)	(160)	24	2,105
Other	949	74	—	(3)	1,020

Total	19,344	(1,544)	(621)	(52)	17,127

Deferred tax liabilities:
Available-for-sale financial assets	(1,627)	266	466	(132)	(1,027)
Prepaid expenses	(345)	(11)	—	—	(356)
Intangible assets	(103)	125	—	(846)	(824)
Other	(44)	65	—	(22)	(1)

Total	(2,119)	445	466	(1,000)	(2,208)

(1)	Movements in others are attributable mainly to the acquisition of NextFloor Corporation.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities (continued)

						(In millions of yen)
	Beginning balance as of January 1, 2018	Adjustment on adoption of new accounting standards(1)	Beginning balance as of January 1, 2018 (adjusted)	Amounts recorded under profit or loss	Amounts recognized under other comprehensive income	Other(2)	Ending balance as of December 31, 2018
Deferred tax assets:
Tax losses	259	—	259	172	—	(94)	337
Depreciation	2,260	—	2,260	1,991	—	20	4,271
Advances received	3,848	(423)	3,425	55	—	—	3,480
Deferred revenue	2,471	783	3,254	(117)	—	(2)	3,135
Restoration obligations for operating lease properties	215	—	215	151	—	(2)	364
Accrued bonuses	754	—	754	58	—	—	812
Allowance for doubtful accounts	377	—	377	33	—	(6)	404
Other accrued expenses	737	—	737	659	—	(13)	1,383
Accrued enterprise taxes	241	—	241	56	—	(1)	296
Available-for-sale financial assets	487	(487)	—	—	—	—	—
Financial assets at fair value through profit or loss	—	196	196	233	—	(6)	423
Financial assets at FVOCI	—	(541)	(541)	—	1,358	(2)	815
Share-based compensation	1,169	—	1,169	119	—	(1)	1,287
Post-employment benefits	1,184	—	1,184	222	(32)	(14)	1,360
Tax effect on investments in subsidiaries and associates	2,105	—	2,105	120	194	32	2,451
Other	1,020	267	1,287	597	—	(16)	1,868

Total	17,127	(205)	16,922	4,349	1,520	(105)	22,686

Deferred tax liabilities:
Available-for-sale financial assets	(1,027)	1,027	—	—	—	—	—
Financial assets at fair value through profit or loss	—	(207)	(207)	(137)	—	1	(343)
Financial assets at FVOCI	—	15	15	—	1	(45)	(29)
Tax effect on investments in subsidiaries and associates	—	—	—	(2,796)	146	(1)	(2,651)
Convertible bonds	—	—	—	52	—	(1,918)	(1,866)
Prepaid expenses	(356)	(140)	(496)	(247)	—	(5)	(748)
Intangible assets	(824)	—	(824)	432	24	8	(360)
Other	(1)	—	(1)	(58)	(1)	(25)	(85)

Total	(2,208)	695	(1,513)	(2,754)	170	(1,985)	(6,082)

(1)	Refer to Note 3 Significant Accounting Policies for more details.
(2)	Movements in others are mainly attributable to the issuance of convertible bonds with stock acquisition rights and changes in exchange rate for foreign currencies.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities (continued)

The deferred tax assets and liabilities reconcile to the amounts presented in the Consolidated Statements of Financial Position as follows:

	(In millions of yen)

	December 31, 2017	December 31, 2018
Total deferred tax assets	17,127	22,686
Adjustment to offset deferred tax assets and liabilities	(635)	(5,579)

Net deferred tax assets	16,492	17,107

	(In millions of yen)

	December 31, 2017	December 31, 2018
Total deferred tax liabilities	(2,208)	(6,082)
Adjustment to offset deferred tax assets and liabilities	635	5,579

Net deferred tax liabilities	(1,573)	(503)

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

Below is a breakdown of the deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets were recognized:

		(In millions of yen)

	December 31, 2017	December 31, 2018
Deductible temporary differences	35,997	40,242
Unused tax losses	32,985	57,990
Unused tax credits	157	48

Total	69,139	98,280

Below is a breakdown of the unused tax losses by expiry date for which no deferred tax assets were recognized:

		(In millions of yen)

	December 31, 2017	December 31, 2018
Less than one year	792	1,112
Between one year and five years	1,741	3,725
Five years and more	12,965	34,812
No expiration date	17,487	18,341

Total	32,985	57,990

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities (continued)

Below is a breakdown of unused tax credits by expiry date for which no deferred tax assets were recognized:

	(In millions of yen)

	December 31, 2017	December 31, 2018
Less than one year	36	48
Between one year and five years	121	—
Five years and more	—	—
No expiration date	—	—

Total	157	48

As of December 31, 2017 and 2018, the total amounts of taxable temporary differences relating to investments in subsidiaries and joint ventures for which deferred tax liabilities are not recognized were 8,472 million yen and 24,066 million yen, respectively.

(3)	The components of income tax expenses for the years ended December 31, 2016, 2017 and 2018 are as follows:

	(In millions of yen)

	2016	2017	2018
Current income tax:
Current income tax expenses(1)	(10,162)	(8,818)	(11,291)
Deferred tax:
Changes related to origination and reversal of temporary differences(2)	1,949	(1,107)	1,775
Changes in the tax rate(3)	(691)	3	(6)

Income tax expenses	(8,904)	(9,922)	(9,522)

(1)

Current income tax expenses include previously unrecognized tax benefits from tax loss carryforwards and deductible temporary differences. These benefits were 489 million yen, 105 million yen and 55 million yen for the years ended December 31, 2016, 2017 and 2018, respectively. In addition, current income tax expenses for the year ended December 31, 2018 include additional taxes charged of 2,215 million yen claimed to the Group’s Korean subsidiary.

(2)

These balances represent the deferred tax benefit or expense from the increase and decrease of temporary differences, the reversal of previously written-down deferred tax assets and write-downs of deferred tax assets. The Group had deferred tax benefits of 541 million yen, 105 million yen and 68 million yen for the years ended December 31, 2016, 2017 and 2018, respectively, due to the reversal of previously written-down deferred tax assets. The reason for having negative amount of deferred tax for the year ended December 31, 2017 is mainly because of the recognition of deferred tax liabilities due to the transfer of camera application business.

(3)

Amendments to the Japanese tax regulations were enacted into law on March 31, 2014, March 31, 2015 and March 29, 2016. As a result of these amendments, the statutory income tax rate has been approximately 33.5% effective from the year ended December 31, 2016 and it has been reduced to approximately 31.7% effective from the year ending December 31, 2017, 2018 and 31.5% effective

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(3)	The components of income tax expenses for the years ended December 31, 2016, 2017 and 2018 are as follows (continued):

from the year ending December 31, 2019. The Group measured deferred tax assets and deferred tax liabilities at the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled.

(4)

The income tax expenses calculated by applying the statutory tax rates to the Group’s profit or loss before tax differ from the actual tax expenses in the Consolidated Statements of Profit or Loss for the years ended December 31, 2016, 2017 and 2018 for the following reasons:

	(In millions of yen)

	2016	2017	2018
Profit before tax from continuing operations	17,990	18,145	3,354
(Loss)/Profit before tax from discontinued operations	(2,726)	(19)	550

Accounting profit before tax	15,264	18,126	3,904

Income tax expenses at a statutory rate of 31.7% (2016: 33.5% and 2017: 31.7%)	(5,119)	(5,744)	(1,237)
Permanent non-deductible items(1)	(2,703)	(353)	(260)
Assessment of the recoverability of deferred tax assets(2)	(752)	(2,932)	(6,202)
Effects of changes in tax rate	(691)	3	(6)
Differences in applicable tax rate of subsidiaries(3)	(81)	776	(1,194)
Tax effect on investment in subsidiaries and associates(4)	591	377	(174)
Gain on fair value measurement relating to the deconsolidation(5)	581	—	4,123
Share of loss of associates and joint ventures(6)	(279)	(1,836)	(1,741)
Corporate taxes in prior years(7)	(3)	(182)	(2,754)
Others	296	(25)	(251)

Income tax expenses at an effective tax rate of 248.4% (2016: 53.5% and 2017: 54.7%)	(8,160)	(9,916)	(9,696)

Income tax expenses reported in the statements of profit or loss	(8,904)	(9,922)	(9,522)
Income tax benefits/(expenses) attributable to discontinued operations	744	6	(174)

	(8,160)	(9,916)	(9,696)

(1)

Permanent non-deductible items were mainly related to non-deductible share-based payment expenses, including share-based payment expenses incurred in connection with stock options granted to employees and directors defined as non-resident of Japan.

(2)

For the year ended December 31, 2016, the amount was due to unrecognized deferred tax assets of 966 million yen, 361 million yen and 189 million yen in connection with the pre-tax losses recorded by the Group’s Japanese subsidiaries, MixRadio Limited and the Group’s other subsidiaries, respectively, on a stand-alone basis. Such impact was partially offset by recognizing previously unrecognized deferred tax assets of 222 million yen for tax loss carryforwards and 256 million yen for deductible temporary differences, primarily for the Group’s Korean subsidiaries on a stand-alone basis.

For the year ended December 31, 2017, the amount was due to unrecognized deferred tax assets of 2,407 million yen, 4 million yen and 953 million yen in connection with the pre-tax losses recorded by the Group’s Japanese subsidiaries, MixRadio Limited and the Group’s other subsidiaries, respectively, on a

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(4)

The income tax expenses calculated by applying the statutory tax rates to the Group’s profit or loss before tax differ from the actual tax expenses in the Consolidated Statements of Profit or Loss for the years ended December 31, 2016, 2017 and 2018 for the following reasons (continued):

stand-alone basis. Such impact was partially offset by recognizing previously unrecognized deferred tax assets of 107 million yen for tax loss carryforward and 0 million yen for deductible temporary differences, primarily for the Group’s Taiwan subsidiaries on a stand-alone basis.

For the year ended December 31, 2018, the amount was due to unrecognized deferred tax assets of 4,134 million yen and 1,789 million yen in connection with the pre-tax losses recorded by the Group’s subsidiaries in Japan and other countries, respectively on the stand-alone basis. Such impact was partially offset by recognizing previously unrecognized deferred tax assets of 40 million yen for tax loss carryforwards and 14 million yen for deductible temporary differences, primarily for the Group’s Korean subsidiaries on a stand-alone basis.

(3)	For the year ended December 31, 2016, the amount mainly due to pre-tax profits recorded by the Group’s Korean subsidiaries, which was partially offset by the pre-tax loss recorded by MixRadio Limited.

For the year ended December 31, 2017, the amount mainly due to pre-tax profits recorded by the Group’s Korean subsidiaries. For the year ended December 2018, the amount mainly due to pre-tax loss recorded by the Group’s Korean subsidiaries.

(4)

This tax effect is mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred losses during the year. This tax effect offsets MixRadio Limited’s stand-alone tax impacts described in (2) and (3) above.

(5)	For the year ended December 31, 2016, the amount was related to the re-measurement to fair value of the investment in LINE BIZ Plus Ltd at the date the Group lost the control over the subsidiary.

For the year ended December 31, 2018, the amount was related to the re-measurement of the investment in LINE Mobile Corporation and LINE Games Corporation, based on the fair value as of the day when the Group lost the control over its subsidiary.

(6)

The amount was mainly related to pre-tax losses recorded by the Group’s associates on a stand-alone basis for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

(7)

This amount for the year ended December 31, 2018 was mainly related to the additional taxes charged of 2,215 million yen claimed to the Group’s Korean subsidiary and this subsidiary is currently in the process of appealing the results of the tax audit.

14.	Other Current Liabilities

Other current liabilities as of December 31, 2017 and 2018 mainly consist of consumption tax payables.

15.	Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Consolidated Statements of Financial Position and by category as defined in IAS39 Financial Instruments: Recognition and Measurement and IFRS 9 Financial Instruments, as of December 31, 2017 and 2018 respectively are as follows: The Group’s trade receivables do not contain significant financing component.

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

			(In millions of yen)

	December 31, 2017		December 31, 2018
Items	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Financial assets at amortized cost	—		37,644
Loans and receivables	42,892		—

Total	42,892		37,644

Other financial assets, current
Financial assets at amortized cost
Time deposits	—		11,507
Short-term loans	—		593
Guarantee deposits	—		853
Office security deposits	—		—
Other	—		4
Financial assets at FVOCI(1)	—		2,958	2,958
Loans and receivables
Time deposits	12,002		—
Short-term loans	206		—
Corporate bonds and other debt instruments	849		—
Office security deposits	195		—
Available-for-sale financial assets	6	6	—	—

Total	13,258		15,915

Other financial assets, non-current
Financial assets at amortized cost
Corporate bonds and other debt instruments	—	—	280	288
Guarantee deposits	—		123	123
Office security deposits	—	—	9,162	9,050
Other			118	118
Financial assets at FVOCI(1)	—	—	22,343	22,343
Financial assets at fair value through profit or loss(3)	—	—	10,261	10,261
Held-to-maturity investments(2)	280	291	—	—
Loans and receivables
Corporate bonds and other debt instruments	7,986	8,036	—	—
Guarantee deposits(2)	726	726	—
Office security deposits	5,709	5,546	—	—
Financial assets at fair value through profit or loss(3)
Conversion right and redemption right of preferred stock	1,862	1,862	—	—
Available-for-sale financial assets(4)	15,388	15,388	—	—
Other	133	133	—

Total	32,084		42,287

LINE Corporation

Notes to Consolidated Financial Statements (continued)

15.	Financial Assets and Financial Liabilities (continued)

			(In millions of yen)

	December 31, 2017		December 31, 2018
Items	Book value	Fair value	Book value	Fair value
Financial liabilities
Trade and other payables
Financial liabilities at amortized cost	28,810		34,985

Other financial liabilities, current
Financial liabilities at amortized cost
Deposits received(5)	5,730		13,653
Short-term borrowings(6)	22,224		23,000
Others	46		57
Financial liabilities at fair value through profit or loss
Put option liabilities	3	3	16	16

Total	28,003		36,726

Corporate bonds(7)	—		142,132	143,743

Other financial liabilities non-current
Financial liabilities at amortized cost
Office security deposits received under sublease agreement	23	23	16	16
Others	93		231
Financial liabilities at fair value through profit or loss
Put option liabilities	486	486	280	280

Total	602		527

(1)	Impairment losses of 10 million yen were recognized for debt instruments at FVOCI for the year ended December 31, 2018.
(2)

The Group is in the compliance with requirements of the Japanese Payment Services Act, where a certain amount of money defined in the act has to be secured, either by depositing or entrusting a cash reserve or government bonds with the Legal Affairs Bureau, or by concluding a guarantee contract with a financial institution. If deposits are made, they are recorded as guarantee deposits. If guarantee contracts are entered into, guarantee fees equal to the contractual amount times a guarantee fee rate is incurred. In accordance with the Japanese Payment Services Act, the Group had deposited cash of 635 million yen as of December 31, 2017. The Group also had deposited investments in Japanese government bonds of 280 million yen as of December 31, 2017 and 2018, which the Group intends to hold until maturity for this purpose. In addition, the Group had credit guarantee contracts with banks for 12,500 million yen with a guarantee fee rate of 0.1% and for 18,500 million yen with a weighted average guarantee fee rate of 0.1% as of December 31, 2017 and 2018, respectively, to comply with the Japanese Payment Services Act.

(3)	A valuation loss of 676 million yen was recognized for financial assets at fair value through profit or loss for the year ended December 31, 2018.
(4)	Impairment losses of 1,761 million yen and gain on sale of 751million yen were recognized for available-for-sale financial assets for the year ended December 31, 2017.
(5)	The amounts were calculated based on IAS 18 and IFRS 15 for the years ended December 31, 2017 and 2018, respectively. (Refer to Note 3 Significant Accounting Policies).
(6)	The weighted average interest rate of the remaining outstanding short-term borrowings as of December 31, 2017 and 2018 was 0.1% and 0.1%, respectively.
(7)

During the year ended December 31, 2018, I. Euro-yen convertible bonds with stock acquisition rights due to overseas public offering of 37,494.5 million yen (Zero coupon convertible bonds due 2023) and II.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

15.	Financial Assets and Financial Liabilities (continued)

37,494.5 million yen (Zero coupon convertible bonds due 2025) were issued. The Group also issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER Corporation, amounted to III. 37,494.5 million yen (Zero coupon convertible bonds due 2023) and IV. 37,494.5 million yen (Zero coupon convertible bonds due 2025). At initial recognition, the book value of the liability component of the convertible bonds with stock acquisition rights is the fair value of discounted future cash flows of the bonds at a rate of similar debt instruments taking into account the Company’s credit risk excluding the transaction costs from issuing the bonds. The difference between the fair value of the entire convertible bonds with stock acquisition rights and the fair value of the liability component is allocated to the conversion option as the equity component at the amount excluding the transaction costs as well as income taxes. The Group recognized a liability of 141,932 million yen and an equity component of 4,175 million yen at the initial recognition. After the initial recognition, the liability component is measured at amortized cost using the effective interest method, whilst the equity component is not remeasured subsequently. The book value of the liability of the convertible bonds with stock acquisition rights as of December 31, 2018 amounted to 142,132 million yen, which was the summation of the book value of the liability as at the initial recognition and the interest expense of 200 million yen. The Group may redeem all, but not some only, of the outstanding bonds at 100% of the principal amount provided, however, that no such redemption may be made unless the closing price of the share for each of the 20 consecutive trading days is at least 130 percent of the conversion price for the relevant series of bonds in effect on or after September 21, 2021 for the Euro-yen convertible bonds with stock acquisition rights I. and III., and after September 20, 2023 for II. and IV. There is no financial covenants on the corporate bonds that cause a material disadvantage.

16.	Employment Benefits

The Group offers its employees in Korea, Taiwan and Thailand defined benefit plans (unfunded and funded) and defined contribution plans. The specific features of these plans vary depending on the applicable laws and regulations in each country where the employees work. The majority of the Group’s defined benefit obligations represents the defined benefit plans for employees of LINE Plus Corporation, LINE PLAY Corporation, LINE Biz Plus Corporation, LINE Friends Corporation, LINE STUDIO Corporation, LINE UP Corporation, NemusTech Co.,Ltd., Unblock Corporation and Markt Co., Ltd and LINE Financial Plus Corporation (collectively, the “subsidiaries with defined benefit plans”) which are located in Korea, while LINE GAMES Corporation, NextFloor Corporation., Next Floor Basement Lab Corporation InnoAG. Inc. and Oozoo Inc. offer their employees defined contribution plans. The expenses recognized in the Consolidated Statements of Profit or Loss in relation to the defined contribution plans amounted to nil for the year ended December 31, 2016, and 47 million yen and 97 million yen for the years ended December 31, 2017and 2018 respectively. The feature of the defined benefit plans in Korea is described below.

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

16.	Employment Benefits (continued)

assets of the defined benefit plans expose the Group to the risk of underperformance in comparison with the Group’s expectation.

(1)	Liabilities for defined benefit obligations as of December 31, 2017 and 2018 are as follows:

	(In millions of yen)
	December 31, 2017			December 31, 2018
	Unfunded	Funded	Total	Unfunded	Funded	Total
Present value of defined benefit obligations	6,089	100	6,189	6,628	582	7,210
Plan assets(1)	—	(27)	(27)	—	(267)	(267)

Liabilities for post-employment benefits	6,089	73	6,162	6,628	315	6,943

(1)	All of the plan assets are held by NemusTech, Co., Ltd. and Markt Co., Ltd.

(2)

Expenses related to defined benefit plans are recognized in the Consolidated Statements of Profit or Loss as operating expenses for the years ended December 31, 2016, 2017 and 2018 are comprised of the following:

(In millions of yen)

	2016	2017	2018
Current service costs	1,620	1,933	1,973
Interest costs	127	208	207

Total	1,747	2,141	2,180

(3)	Movements in the present value of the defined benefit obligations for the years ended December 31, 2017 and 2018 are as follows:

(In millions of yen)

	2017	2018
Defined benefit obligations at the beginning of year	6,204	6,189
Current service costs	1,933	1,973
Interest costs	208	207
Remeasurement (gains)/losses:
Actuarial losses arising from changes in demographic assumptions	(28)	(33)
Actuarial (gains)/losses arising from changes in financial assumptions(1)	(1,513)	166
Experience adjustments(2)	(552)	33
Payments from the plan	(453)	(943)
Net transfer(3)	(57)	(105)
Increase due to business combinations	261	—
Decrease due to deconsolidation	—	(42)
Exchange differences on translation of foreign operations	186	(235)

Defined benefit obligations at the end of year	6,189	7,210

LINE Corporation

Notes to Consolidated Financial Statements (continued)

16.	Employment Benefits (continued)

(3)	Movements in the present value of the defined benefit obligations for the years ended December 31, 2017 and 2018 are as follows (continued):

(1)

In 2017, actuarial gains arising from changes in financial assumptions resulted mainly from an increase in the discount rate and a decrease in the period end weighted average salary increase rate at year end 2017, as compared to corresponding rates at year end in 2016. The increase in the discount rate primarily related to the fact that the estimated duration, which is used to calculate the retirement benefit obligation, increased due to the decrease in estimated termination rates described above. The decrease in the weighted average salary increase rate is primarily related to the fact that the salary increase rates for the current year and the estimated future inflation rate decreased. In 2018, there are no material changes of the discount rate and weighted average salary increase rate compared with those in 2017.

(2)	Experience adjustments represent the impact from differences between actual experiences during the year compared with the previous actuarial assumptions on defined benefit obligations.
(3)

Net transfer primarily represents the transfer of defined benefit obligations associated with employees of NAVER or other NAVER group companies joining LINE Plus Corporation, LINE PLAY Corporation, LINE Biz Plus Corporation, LINE Friends Corporation and LINE Financial Plus Corporation and vice versa.

(4)	Movements in the plan assets for the years ended December 31, 2017 and 2018 are as follows:

	(In millions of yen)
	2017	2018
Plan assets at the beginning of year	—	27
Interest income	2	5
Employer contributions	31	316
Benefits paid	(6)	(72)
Gains due to remeasurement Plan assets revenue (excluding interest income)	—	(3)
Exchange differences on translation of foreign operations	—	(6)

Plan assets at the end of year	27	267

The plan assets contain only cash and cash equivalents. Employer contributions expected to be paid to the plan for the year ending December 31, 2019 are 126 million yen. The amount of employer contributions is determined so that balance of plan assets can be more than 90% of the balance of NemusTech Co., Ltd. and Markt Co., Ltd.’s defined benefit obligations at each year end in the long term.

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

	December 31, 2016	December 31, 2017	December 31, 2018
Discount rate	3.4%	3.2%-3.7%	2.5%-3.5%
Weighted average of salary increase	8.6%-11.3%	4.5%-7.7%	5.3%-7.1%

LINE Corporation

Notes to Consolidated Financial Statements (continued)

16.	Employment Benefits (continued)

(6)

Economic factors and conditions often affect multiple assumptions simultaneously; as such, the effects of changes in key assumptions are not necessarily linear. The following sensitivity analysis illustrates the impact of changes in certain significant actuarial assumptions, leaving all other assumptions constant, as of December 31, 2017 and 2018:

	(In millions of yen)
	Impact on the defined benefit obligations
Assumptions and sensitivity level	December 31, 2017	December 31, 2018
Discount rate
100 basis point increase	(5,019)	(833)
100 basis point decrease	6,561	1,020
Salary increase rate
100 basis point increase	7,057	970
100 basis point decrease	(5,620)	(812)

(7)	The average duration of the defined benefit plan obligations as of December 31, 2017 and 2018 were 13.3 and 12.9 years, respectively.

The following table shows estimated future benefit payments within ten years from December 31, 2018. Actual payments may differ from those shown because of uncertain future events.

(In millions of yen)
Years	Estimated future benefit payments
2019	276
2020	359
2021	436
2022	516
2023	599
2024–2028	4,548

17.	Leases—Group as Lessee

Operating lease commitments—Group as lessee

The Group has entered into commercial lease agreements for certain office space and stores. The significant leases have a lease term of five years without renewal option included in the contracts. There are no restrictions placed upon the Group by entering into these leases.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

17.	Leases—Group as Lessee (continued)

Operating lease commitments—Group as lessee (continued)

Future minimum lease payment under non-cancelable operating leases are as follows:

	(In millions of yen)
	December 31, 2017	December 31, 2018
Less than one year	4,139	9,662
Between one year and five years	10,223	26,226
Five years and more	—	22,800

	14,362	58,688

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

Of the operating lease expenses of 10,252 million yen for the year ended December 31, 2018, 6,960 million yen was attributable to minimum lease payment expenses, and the remaining 3,292 million yen was related to the variable lease payment expenses.

18.	Leases—Group as Lessor

Operating leases—Group as lessor

In 2016, 2017 and 2018, the Group subleased a part of its head office to a third party. Sublease income on sublease arrangement was based on the actual square footage occupied by the third party.

Future minimum rentals receivable under non-cancelable operating leases are as follows:

	(In millions of yen)
	December 31, 2017	December 31, 2018
Within one year	23	48
After one year but not more than five years	25	8

	48	56

The Group recognized sublease income of 54 million yen, 49 million yen and 67 million yen for the years ended December 31, 2016, 2017 and 2018, respectively.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

19.	Issued Capital and Reserves

The movements in issued capital and reserves for the years ended December 31, 2016, 2017 and 2018 are as follows:

(1)	Authorized shares and shares issued

The movements of authorized shares and shares issued for the years ended December 31, 2016, 2017 and 2018 are as follows:

	Number of authorized shares (Share capital with no-par value)	Number of shares issued (Share capital with no-par value)		Share capital (In millions of yen)
		Common shares	Class A shares
January 1, 2016	690,000,000	—	174,992,000	12,596
Conversion of class A shares to common shares(1)	—	174,992,000	(174,992,000)	—
Initial public offering(2)	—	40,250,000	—	63,424
Exercise of stock options(3)	—	2,533,500	—	1,836

December 31, 2016	690,000,000	217,775,500	—	77,856

Exercise of stock options(3)	—	19,713,500	—	12,513
Issuance of common shares(4)	—	1,007,810	—	2,000

December 31, 2017	690,000,000	238,496,810	—	92,369
Exercise of stock options(3)	—	855,500	—	1,195

Issuance of common shares(5)	—	1,172,332	—	2,500

December 31, 2018	690,000,000	240,524,642	—	96,064

(1)

Through an amendment of its article of incorporation effective as of March 31, 2016, the Company terminated its dual class structure of shares and converted all outstanding class A shares to common shares.

(2)

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

(3)	Refer to Note 27 Share-Based Payments for further details.
(4)

In conjunction with the introduction of the Employee Stock Ownership Plans Trust (J-ESOP) on July 18, 2017, the Company issued 1,007,810 common shares to Trust & Custody Services Bank, Ltd. (Trust E account). The total amount of issued shares was 4,000 million yen, which increased share capital by 2,000 million yen.

(5)

The Group implements the Employee Stock Ownership Plans Trust ((J-ESOP) and issued 1,172,332 common shares to Trust & Custody Services Bank, Ltd. (Trust E account) on April 25, 2018. The total amount of issued shares was 5,000 million yen, which increased share capital by 2,500 million yen.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

19.	Issued Capital and Reserves (continued)

(2)	Share premium and retained earnings

Share premium

The movements in share premium for the years ended December 31, 2016, 2017 and 2018 are as follows:

	(In millions of yen)
	Stock option	Common control business combinations	Others(1)	Share premium total
January 1, 2016	15,023	294	3,666	18,983
Share-based payments(2)	9,520	—	—	9,520
Exercise of stock options(2)	(2,548)	—	2,460	(88)
Forfeiture of stock options(2)	(60)	—	—	(60)
Initial public offering(3)	—	—	63,424	63,424
Cost related to initial public offering(4)	—	—	(571)	(571)

December 31, 2016	21,935	294	68,979	91,208

Share-based payments(2)	1,882	—	—	1,882
Exercise of stock options(2)	(16,746)	—	15,721	(1,025)
Forfeiture of stock options(2)	(9)	—	—	(9)
Issuance of common shares(5)	—	—	2,000	2,000
Cost related to issuance of common shares(4)	—	—	(73)	(73)
Acquisition of non-controlling interest	—	—	(423)	(423)

December 31, 2017	7,062	294	86,204	93,560

Share-based payments(2)	1,336	—	—	1,336
Exercise of stock options(2)	(1,652)	—	1,459	(193)
Forfeiture of stock options(2)	(37)	—	—	(37)
Issuance of common shares(6)	—	—	2,500	2,500
Issuance of convertible bonds with stock acquisition rights(7)	4,175	—	—	4,175
Cost related to issuance of common shares(4)	—	—	(18)	(18)
Changes in interests in subsidiaries(8)	—	(488)	17,928	17,440
Disposal of treasury shares	(167)	—	30	(137)

December 31, 2018	10,717	(194)	108,103	118,626

(1)	Others mainly consists of capital reserve required under the Companies Act of Japan.
(2)	Refer to Note 27 Share-Based Payments for further detail.
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

(4)	Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

19.	Issued Capital and Reserves (continued)

(2)	Share premium and retained earnings (continued)

Share premium (continued)

(5)

In conjunction with the introduction of the Employee Stock Ownership Plans Trust (J-ESOP) on July 18, 2017, the Company issued 1,007,810 common shares to Trust & Custody Services Bank, Ltd. (Trust E account). The total amount of issuance price of shares was 4,000 million yen, which increased share premium by 2,000 million yen.

(6)

The Group implements the Employee Stock Ownership Plan ((J-ESOP) and issued 1,172,332 common shares to Trust & Custody Services Bank Ltd. on April 25, 2018. The total amount of issued shares was 5,000 million yen, which increased share premium by 2,500 million yen.

(7)	Refer to Note 15 Financial Assets and Financial Liabilities for further details.
(8)

Changes in interests in subsidiaries include increase in share premium of 17,892 million yen due to the changes in percentage of ownership in connection with third-party allotments by our subsidiaries as well as the decrease in share premium of 488 million yen due to the changes in the percentage of ownership resulting from absorption type mergers within subsidiaries of the Group.

Under the Companies Act of Japan, at least 50% of the proceeds of certain issuances of share capital shall be credited to share capital. The remaining proceeds shall be credited to share premium. The Companies Act permits, upon approval at the general meeting of shareholders, the transfer of amounts from share premium to share capital.

Retained earnings

The Companies Act of Japan requires that an amount equal to at least 10% of dividends from surplus, as defined under the Companies Act, shall be appropriated as capital reserve (part of share premium) or appropriated for legal earnings reserve (part of retained earnings) until the aggregate amount of capital reserve and legal earnings reserve is equal to 25% of share capital. The legal earnings reserve may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval at the general meeting of shareholders. The Company has not declared or paid cash dividends to date, and therefore no legal earnings reserves have been recorded as of December 31, 2017 and 2018.

(3)	Treasury shares

The movements in treasury shares for the year ended December 31, 2017 and 2018 are as follows:

	Number of shares (Common share with no-par value)	Amount (In millions of yen)
January 1, 2017	—	—
Increase during the year(1)	1,007,810	4,000
Decrease during the year(2)	(100)	(0)

December 31, 2017	1,007,710	4,000

Increase during the year(3)	1,173,285	5,004
Decrease during the year(2)	(201,220)	(799)

December 31, 2018	1,979,775	8,205

LINE Corporation

Notes to Consolidated Financial Statements (continued)

19.	Issued Capital and Reserves (continued)

(3)	Treasury shares (continued)

(1)

In conjunction with the introduction of the Employee Stock Ownership Plan (J-ESOP) on July 18, 2017, the Company issued 1,007,810 common shares to Trust & Custody Services Bank, Ltd. (Trust E account), of which total amount was 4,000 million yen.

(2)	Decrease is due to the sales of shares by Trust & Custody Services Bank, Ltd. (Trust E account).
(3)

The Group implements the Employee Stock Ownership Plan (JESOP) and issued 1,172,332 common shares to Trust & Custody Services Bank, Ltd. (Trust E account) on April 25, 2018. The total amount of issued shares was 5,000 million yen.

20.	Supplemental Cash Flow Information

For the year ended December 31, 2016

Deconsolidation of LINE BIZ Plus Ltd.

On April 25, 2016, an issuance of new shares to BSS Holdings group, a provider of smart cards for mass transit systems and offline e-payment at retail stores in Thailand, resulted in a decrease of the Group’s ownership of LINE BIZ Plus Ltd. (subsequently renamed to RABBIT LINE PAY COMPANY LIMITED) from 100.0% to 50.0%. LINE BIZ Plus Ltd. was accounted for as a joint venture under the equity method because the Group had joint control of the entity under the shareholders’ agreement. The assets, liabilities and other items of LINE BIZ Plus Ltd. transferred in connection with the deconsolidation are as follows:

(In millions of yen)

Cash and cash equivalents(1)	482
Other current assets	19
Non-current assets	28
Current liabilities	(71)
Non-current liabilities	(4)
Goodwill	150
Non-controlling interests	0
Exchange differences on translation of foreign operations	49

Total	653

(1)	This amount is included in “Cash disposed on loss of control of subsidiary and business transfer” in the Group’s Consolidated Statements of Cash Flows.

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

For the year ended December 31, 2016 (continued)

Divestiture of Bonsai Garage Corporation

On February 29, 2016, the Company sold all of its shares of Bonsai Garage Corporation to a third party. The assets and liabilities of the Bonsai Garage Corporation, gain on divesture of the subsidiary, and cash consideration received in connection with such sales are presented below:

(In millions of yen)

Cash and cash equivalents	3
Other current assets	10
Current liabilities	(34)
Gain on divestiture of business and subsidiary	21

Total consideration received in cash	0

Net decrease in cash and cash equivalents due to the divestiture of Bonsai Garage Corporation(1)	(3)

(1)	This amount is included in “Cash disposed on loss of control of subsidiary and business transfer” in the Group’s Consolidated Statements of Cash Flows.

Repayments of short-term borrowings

“Repayments of short-term borrowings, net” in the Group’s Consolidated Statements of Cash Flows consists of 22,080 million yen of proceeds and 42,833 million yen of repayments for the year ended December 31, 2016.

For the year ended December 31, 2017

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

The common shares of Snow Corporation received in exchange for the camera application business are measured and recorded at fair value as of the transaction date. The fair value of the common shares was measured based on the fair value of the camera application business which was estimated using the discounted cash flow method. All

LINE Corporation

Notes to Consolidated Financial Statements (continued)

20.	Supplemental Cash Flow Information (continued)

For the year ended December 31, 2017 (continued)

Transfer of Camera Application Business to Snow Corporation (continued)

the variances between the assets and liabilities of the camera application business transferred to Snow Corporation and the consideration of transfer were recognized as gain on transfer as presented below.

(In millions of yen)
Current assets	603
Cash and cash equivalents	581
Other current assets	22
Non-current assets	71
Current liabilities	(133)
Non-current liabilities	(334)

Total	207

Consideration received in exchange for the transfer of camera application business(1)	10,651

Gain on transfer(2)	10,444

(1)	This amount is solely for the newly issued common shares of Snow Corporation. This transaction is considered as a non-cash transaction.
(2)	This amount is included in “Other operating income” in the Group’s Consolidated Statements of Profit or Loss.

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

As a result, the amounts of share capital, share premium, and treasury shares in the year ended December 31, 2017 were increased by 2,000 million yen, 2,000 million yen and 4,000 million yen, respectively.

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

For the year ended December 31, 2017 (continued)

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

For the ended December 31, 2018

Loss of control of LINE Mobile Corporation

In April 2018, LINE Mobile Corporation issued its new shares to SoftBank Corporation through a third-party allotment. As a result, the Group’s ownership of LINE Mobile Corporation has decreased from 100.0% to 49.0%, resulting LINE Mobile Corporation to be accounted for as an associate under the equity method rather than as a consolidated subsidiary.

The assets, liabilities and gain on loss of control of LINE Mobile Corporation after deconsolidation are presented below;

(In millions of yen)
Current assets	2,646
Cash and cash equivalents(1)	1,113
Trade and other receivables	1,277
Inventories	48
Other non-current assets	208
Non-current assets	270
Current liabilities	(4,083)
Non-current liabilities	(1)

Total	(1,168)

Fair value of investment owned by the Group	8,326

Gain on loss of control of subsidiaries(2)	9,494

(1)	This amount is included in “Cash disposed on loss of control of subsidiary and business transfer” in the Group’s Consolidated Statements of Cash Flows.
(2)	This amount is included in “Other operating income” in the Group’s Consolidated Statements of Profit or Loss for the year ended December 31, 2018.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

20.	Supplemental Cash Flow Information (continued)

For the ended December 31, 2018 (continued)

Loss of control of LINE Games Corporation and its subsidiaries

In November 2018, LINE Games Corporation issued its new shares to Lungo Entertainment Ltd. through the third-party allotment. As a result, the Group’s ownership of LINE Games Corporation has decreased from 100.0% to 49.5%, resulting LINE Games Corporation to be accounted for as an associate under the equity method rather than as a consolidated subsidiary.

The assets, liabilities and gain on loss of control of LINE Games Corporation after deconsolidation are presented as below;

(In millions of yen)
Current assets	2,969
Cash and cash equivalents(1)	930
Trade and other receivables	758
Other current assets	1,281
Non-current assets	4,570
Current liabilities	(1,276)
Non-current liabilities	(265)
Other comprehensive income	(180)
Non-controlling interests	(1,974)

Total	3,844

Fair value of investment owned by the Group	19,144

Gain on loss of control of subsidiaries(2)	15,300

(1)	This amount is included in “Cash disposed on loss of control of subsidiary and business transfer” in the Group’s Consolidated Statements of Cash Flows.
(2)	This amount is included in “Other operating income” in the Group’s Consolidated Statements of Profit or Loss.

Material non-cash transactions

(1)	Acquisition of treasury shares by issuance of common shares

In conjunction with the introduction of the Employee Stock Ownership Plan (J-ESOP), which has been resolved at board of directors’ meeting held at April 9, 2018, the Company has issued 1,172,332 of common shares to Trust & Custody Services Bank, Ltd. (Trust E), and payment process has completed on April 25, 2018. The Company’s share held by the trust is included in “treasury shares” in the Group’s Consolidated Statement of Financial Position.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

20.	Supplemental Cash Flow Information (continued)

For the ended December 31, 2018 (continued)

As a result, the amounts of share capital, share premium, and treasury shares in the fiscal year 2018 were increased by 2,500 million yen, 2,500 million yen and 5,000 million yen, respectively.

Movements on liabilities from financing activities

(In millions of yen)
	Borrowings which are due less than one year	Borrowings which are due after one year	Corporate bond which are due after one year	Total
Net liabilities as of January 1, 2018	22,224	93	—	22,317
Cash flows	966	—	148,024	148,990
Transfer of liquidity	78	(78)	—	—
Increase due to business combinations	—	9	—	9
Decrease due to loss of control of subsidiaries	(79)	—	—	(79)
Increase due to recognition of interest expense of corporate bond at amortized cost	—	—	200	200
Recognition of stock acquisition rights through issuance of corporate bonds and deferred tax liabilities	—	—	(6,092)	(6,092)
Foreign currency translation adjustments	(189)	(18)	—	(207)

Net liabilities as of December 31, 2018	23,000	6	142,132	165,138

21.	Revenue from Contracts with Customers

The Group has recognized the following amounts relating to revenue in the Consolidated Statement of Profit or Loss for the year ended December 31, 2018:

(In millions of yen)
2018
Revenue from contracts with customers
Revenue(1)	207,182
Other operating income: Virtual credits breakage income	387

207,569

Other revenue from other sources
Other operating income(2)	27,712

(1)	Refer to Note 5 Segment Information for further details of revenue by segment.
(2)	Refer to Note 20 Supplemental Cash Flow Information and Note. 30. Principal Subsidiaries for details of other operating income.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

21.	Revenue from Contracts with Customers (continued)

Trade and other receivables, contract assets and contract liabilities

(In millions of yen)
	January 1, 2018	December 31, 2018
Trade and other receivables	41,663	37,644
Contract assets(1)	437	339

Contract liabilities
Unsatisfied performance obligations(2)	12,778	12,927
Virtual credits(3)	11,201	11,710

Total contract liabilities	23,979	24,637

(1)

Contract assets mainly consist of transactions related to the advertising contracts in which the revenues from these transactions are recognized over time by measuring the progress towards completion of satisfaction of the performance obligation.

(2)

Unsatisfied performance obligations will be fulfilled mainly within a year. Therefore, the transaction price allocated to unsatisfied contract is not disclosed, based on the practical expedient as permitted under IFRS 15.

(3)	The timing of transfer of goods or services related to virtual credits is determined at the customer’s discretion.

Revenue recognized during the year ended December 31, 2018, that was included in the contract liability balance as of January 1, 2018 are as follow:

(In millions of yen)
2018
Unsatisfied performance obligations	11,182
Virtual credits	9,349

The Group recorded 4,367 million yen of contract costs as of December 31, 2018 in the Consolidated Statement of Financial Position and 2,172 million yen of amortization expenses of such assets for the year ended December 31, 2018.

22.	Other Income and Expenses

(1)	Other operating income for the years ended December 31, 2016, 2017 and 2018 are as follows:

	(In millions of yen)
	2016	2017	2018
Virtual credits breakage income	1,491	815	386
Gain on loss of control of subsidiaries and business transfer(1)	1,731	10,444	24,794
Dilution gain(2)	—	434	2,635
Gain on sale of land(3)	2,461	—	—
Others	209	318	284

Total	5,892	12,011	28,099

(1)	Refer to Note 20 Supplemental Cash Flow Information for further details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

22.	Other Income and Expenses (continued)

(2)	Dilution gain included gain of 2,310 million yen for the year ended December 31, 2018 in connection with third-party allotments by Snow Corporation, an associate of the Group.
(3)

On June 29, 2016, the Company sold land in Fukuoka prefecture with a carrying amount of 2,584 million yen to Kyushu Railway Company. The sale price was 5,050 million yen and the Group recognized a gain on the sale of 2,461 million yen.

(2)	Other operating expenses for the years ended December 31, 2016, 2017 and 2018 are as follows:

	(In millions of yen)
	2016	2017	2018
Rent	3,529	6,143	8,440
Travel	1,737	2,259	3,348
Supplies	1,154	2,378	3,327
Taxes and dues	801	1,516	2,347
Professional fees	2,030	2,182	3,266
Cost of goods	3,519	4,946	7,622
Training	1,006	1,344	1,972
LINE points	463	1,006	5,533
Others(1)	4,137	3,629	5,286

Total	18,376	25,403	41,141

(1)	The amount consists of office management fees, utilities and other miscellaneous expenses.

(3)	Other non-operating income for the years ended December 31, 2016, 2017 and 2018 are as follows:

	(In millions of yen)
	2016	2017	2018
Gain on financial assets at fair value through profit or loss(1)	—	1,096	555
Dividend income	4	69	50
Gain on sale of financial assets	—	751	136
Gain from derivatives	—	47	128
Others	5	—	—

Total	9	1,963	869

(1)

For the years ended December 31, 2016, 2017 and 2018, gains and losses on valuation of financial assets are recognized under IAS 39 Financial Instruments: Recognition and Measurement and IFRS 9 Financial Instruments, respectively.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

22.	Other Income and Expenses (continued)

(4)	Other non-operating expenses for the years ended December 31, 2016, 2017 and 2018 are as follows:

	(In millions of yen)
	2016	2017	2018
Loss on financial assets at fair value through profit or loss(1)	656	118	1,231
Loss on impairment of available-for-sale financial assets	293	1,761	—
Loss from derivatives	60	—	—
Others	53	109	238

Total	1,062	1,988	1,469

(1)

For the years ended December 31, 2016, 2017 and 2018, gains and losses on financial assets at fair value through profit or loss are recognized under IAS 39 Financial Instruments: Recognition and Measurement and IFRS 9 Financial Instruments, respectively.

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

The aggregated results of the discontinued operations for the years ended December 31, 2016, 2017 and 2018 are presented below.

	(In millions of yen)

	2016	2017	2018
Revenues	444	—	—
Other income(1)	9	—	566
Expenses(2)	(3,179)	(19)	(16)

(Loss)/profit before tax from discontinued operations	(2,726)	(19)	550
Income tax benefits/(expenses) on liquidation(3)	744	6	(174)

(Loss)/profit for the year from discontinued operations (attributable to the shareholders of the Company)	(1,982)	(13)	376

(1)	For the year ended December 31, 2018, the Group recognized a gain from discharge of debt amounting to 566 million yen in connection with the liquidation of the MixRadio business on March 21, 2016.
(2)

In connection with the abandonment of the MixRadio business on March 21, 2016, restructuring expenses related to employee termination benefits of 1,165 million yen and office lease termination fees of 126 million yen have been incurred.

(3)

The income tax benefits/(expenses) for the year ended December 31, 2016, 2017 and 2018 are mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred loss or profit during the periods.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

23.	Discontinued Operations (continued)

The aggregated cash flow information of the discontinued operations for the years ended December 31, 2016, 2017 and 2018, are presented below.

	(In millions of yen)

	2016	2017	2018
Operating	(4,654)	(136)	18
Investing	22	—	—
Financing	—	—	(353)

Net cash outflow	(4,632)	(136)	(335)

24.	Earnings per Share

The profit or loss for the year and the weighted average number of shares used in the calculation of earnings per share are as follows:

	(In millions of yen, except number of shares)
	2016	2017	2018
Profit/(loss) for the year attributable to the shareholders of the Company from continuing operations	8,745	8,091	(4,094)
(Loss)/profit for the year attributable to the shareholders of the Company from discontinued operations	(1,982)	(13)	376

Total profit/(loss) for the year attributable to the shareholders of the Company for basic earnings and diluted earnings per share	6,763	8,078	(3,718)

Weighted average number of total common shares and class A shares	194,083,995	221,405,391	239,761,603
Weighted average number of total treasury shares	—	(459,843)	(1,686,797)

Weighted average number of common and class A shares for basic earnings per share(1)	194,083,995	220,945,548	238,074,806

Effect of dilution:
Stock options	20,790,013	16,559,789	—
Employee Stock Ownership Plan (J-ESOP)	—	47,369	—
Convertible bonds with stock acquisition rights	—	—	—

Weighted average number of total common and class A shares adjusted for the effect of dilution	214,874,008	237,552,706	238,074,806

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

Potential common shares used in the calculation of diluted earnings per share for the year ended December 31, 2017, included options and Employee Stock Ownership Plan (J-ESOP), representing 5,828,302 shares which were outstanding as of December 31, 2017 as they had dilutive impact on profit per share from continuing operations.

Potential common shares that were excluded from the calculation of diluted earnings per share for the year ended December 31, 2018, included options, Employee Stock Ownership Plan (J-ESOP) and convertible bonds with stock acquisition rights, representing 23,902,127 shares which were outstanding as of December 31, 2018 as they had anti-dilutive impact on earnings per share from continuing operations.

Moreover, the Company has issued 1,007,810 and 1,172,332 of new common shares through a third-party allotment in accordance with the introduction of the Employee Stock Ownership Plan (J-ESOP) on July 18, 2017 and April 25, 2018.

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

(a)	Maximum amounts of possible financial loss to the Group due to credit risk as of December 31, 2017 and 2018 are as follows:

	(In millions of yen)

	December 31, 2017	December 31, 2018
	Book value	Book value
Demand deposits(1)(2)	123,593	256,965
Time deposits(1)(2)	12,002	11,507
Loan receivables(2)	206	593
Guarantee deposits(1)(2)(3)	726	976
Trade and other receivables(2)(4)	42,892	37,644
Japanese government bonds(1)(2)(3)	280	280
Corporate bonds and other debt instruments(1)(2)	8,835	18,005
Office security deposits(1)(2)(5)	5,904	9,162

Total	194,438	335,132

(1)	None of these assets were past due or impaired as of December 31, 2017.
(2)

For receivables, the Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Group regularly performs credit assessments on customers and counterparties considering their financial position and historical data in order to manage the credit risk. The Group established an allowance for impairment that represents its estimate of incurred losses in respect of the financial assets set out in the above table as of December 31, 2017. The main components of this allowance are a specific loss component that relates to individually significant exposures, and a collective loss component established for groups of similar assets in respect of losses that have been incurred but not yet identified. The collective loss allowance is determined based on historical experience for similar assets.

The Group recorded provisions for estimated credit risk in respect of the financial assets set out in the above table as of December 31, 2018. The methodology used for estimating the expected credit loss differs depending on whether there have been significant increase in credit risk since initial recognition per financial assets or per assets group. The Group measures the financial assets measured at amortized cost without any significant increase in credit risk at the amount equal to twelve-month expected credit losses. For the financial assets measured at amortized cost with a significant increase in credit risk, the Group measures at the amount equal to the lifetime expected credit losses considering all reasonable and supportable information, including that which is forward-looking. The Group uses the probability that a default occurs calculated based on the historical default data of the corporate bond ratings in Japan to measure twelve-month expected credit losses and the lifetime expected credit losses.

For the trade receivables, the Group applied the simplified approach permitted by IFRS 9 that estimates the lifetime expected credit losses since the initial recognition. The expected credit risk of trade receivables are measured using the probability that a default occurs calculated based on the Group’s historical experiences on cash collection from trade receivables. When there have been significant

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(2)	Credit Risk (continued)

(a)	Maximum amounts of possible financial loss to the Group due to credit risk as of December 31, 2017 and 2018 are as follows (continued):

increases in credit risk, the Group measures the expected credit risk considering all reasonable and supportable information.

(3)	Refer to Note 15 Financial Assets and Financial Liabilities for details of the financial instruments being deposited under the Japanese Payment Services Act.
(4)

The Group identifies concentrations of credit risk when a limited number of the Group’s counterparties that have similar characteristics or business activities, and thus are affected similarly by changes in economic or other conditions, account for a large portion of the entire trade and other receivables. The Group had significant concentrations of credit risk with two payment processing service providers, representing 30.5% and 23.6% of trade and other receivables as of December 31, 2017 and 2018, respectively.

(5)	The amount mainly consists of the office security deposits paid for the Group’s office lease agreements.

(b)	Trade and other receivables

As of December 31, 2017, in case of impairment of financial assets, the Group did not directly write off such assets by reducing the carrying amount, but instead recorded an allowance for doubtful accounts. However, in the event that there was no realistic prospect of future recovery, financial assets were directly written off.

As of December 31, 2018, the Group considers the probability of default upon initial recognition of asset and whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information. Especially, the following indicators are incorporated:

–	external credit rating (as far as available)

–	actual or expected significant adverse changes in business, financial or economic conditions that are expected to cause a significant change to the borrower’s ability to meet its obligations

–	actual or expected significant changes in the operating results of the customer or the counterparty

–	significant increase in credit risk of the customer or the counterparty

Regardless of the analysis above, a significant increase in credit risk is presumed if a debtor is past due in making a contractual payment. The Group defines a default on a financial asset when the customer or the counterparty fails to make contractual payments within six months from the due date. Financial assets are written off when there is no reasonable expectation of recovery.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(2)	Credit Risk (continued)

(b)	Trade and other receivables (continued)

Loss allowance for trade and other receivables as of December 31, 2018 are calculated as follows:

	(In millions of yen)
	December 31, 2018
	Current	Within six months past due	Over six months past due	Over twelve months past due	Total
Expected credit loss rate(1)	0.0%	1.7%	30.4%	97.5%	1.2%
Trade and other receivables	35,182	2,386	176	367	38,111
Loss allowance	16	39	54	358	467

(1)	The expected credit loss rate is calculated based on the historical loss rate for trade receivables and other receivables of one year.

Below is the movement in the allowance for doubtful accounts and the loss allowance attributable to trade and other receivables. The balances for the trade and other receivables over six months past due are aggregated as the balance of these assets are not significant.

(In millions of yen)

Provisions
Allowance for doubtful accounts balance at January 1, 2017	1,077
Provision for the year	83
Reversal	(515)
Utilized	(204)
Acquisition of subsidiary	44
Translation	7

Allowance for doubtful accounts balance at December 31, 2017 (IAS 39)	492

Loss allowance balance at January 1, 2018 (IFRS 9)(1)	492
Provision for the year	304
Reversal	(60)
Utilized	(171)
Deconsolidation	(102)
Translation	4

Loss allowance balance at December 31, 2018	467

(1)	Loss allowance and retained earnings as of January 1, 2018 were not affected by adopting IFRS 9.

Refer to Note 7 Trade and Other Receivables for more details on non-current trade and other receivables as of December 31, 2017 and 2018.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(2)	Credit Risk (continued)

(c)	Financial assets measured at amortized cost and debt instruments measured at FVOCI

The loss allowance recognized during the current period is limited to twelve-month expected credit risk as debt instruments that are measured at amortized cost and those that are measured at FVOCI have low credit risk. The management determines whether the debt instruments have low credit risk when at least one major rating organization rates them as “investment grade”. For any other investments, the management deems the investments to have low credit risk if the investments have low risk of default, and the issuers has a strong capacity to meet its contractual cash flow obligations in the near future.

Financial assets measured at amortized cost consist of financial assets with low credit risk such as time deposits and Japanese government bonds. The Group has not recognized the expected loss amount through such financial assets as the expected amount is not significant.

The Group recognized the loss allowance for debt instruments that are measured at FVOCI in the mount of 27 million yen as of December 31, 2018. A disclosure of the movement of loss allowance for debt instruments measured at FVOCI is omitted, as the loss allowance is not significant.

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

The book values of financial liabilities based on the remaining maturities as of December 31, 2017 and 2018 are as follows. The amounts below include estimated interest from financial liabilities scheduled to be paid.

					(In millions of yen)

	December 31, 2017
	Book value	Contractual cash outflows	Less than one year	One to five years	After five years
Trade and other payables	28,810	28,810	28,810	—	—
Short-term borrowings(1)	22,224	22,341	22,341	—	—
Deposits received	5,730	5,730	5,730	—	—
Office security deposits received under sublease agreement	23	23	—	23	—
Put option liabilities	486	486	—	486	—

Total	57,273	57,390	56,881	509	—

					(In millions of yen)

	December 31, 2018
	Book value	Contractual cash outflows	Less than one year	One to five years	After five years
Trade and other payables	35,210	35,210	34,985	225	—
Short-term borrowings(1)	23,000	23,019	23,019	—	—
Deposits received	13,653	13,653	13,653	—	—
Corporate bonds	142,132	146,320	—	73,160	73,160
Office security deposits received under sublease agreement	16	16	—	16	—
Put option liabilities	296	296	16	280	—

Total	214,307	218,514	71,673	73,681	73,160

(1)	The Group had lines of credit with four banks for the years ended December 31, 2017 and 2018. The lines of credit available and the lines of credit used are as follows:

		(In millions of yen)

	December 31, 2017	December 31, 2018
Lines of credit available	22,712	23,680
Lines of credit used	22,000	23,000

Remaining lines of credit available	712	680

(b)	Financial assets

Private equity investment fund

As a limited partner of the private equity investment funds, the Group may be required at any time to contribute to the partnership its pro rata share of the aggregate amount to be contributed by all limited

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

partners for such portfolio investment, up to the amount of its unfunded capital commitment (810 million yen, 26 million U.S. dollars, equivalent of 2,942 million yen, and 45 million Taiwan dollars, equivalent of 170 million yen, as of December 31, 2017, and 1,215 million yen, 30 million US dollars, equivalent of 3,349 million yen, as of December 31, 2018) as of the day of the capital contribution call.

(4)	Market Risk

Market risk is the risk that changes in market prices which will affect the future cash flow or the value of the Group’s holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(a)	Exchange rate risk

The Group has exposure to currency risk on sales and purchase transactions denominated in currencies other than the functional currencies. The main currencies used for transactions of the Group are the Japanese yen (“JPY”), the Korean won (“KRW”), the euro (“EUR”), the U.S. dollar (“USD”), the Thai baht (“THB”) and the New Taiwan dollar (“TWD”).

The book values of major assets and liabilities denominated in currencies other than the functional currency as of December 31, 2017 and 2018 are as follows:

				(In millions)

	December 31, 2017
	Currency	Amount	Exchange rate	Yen equivalent
Assets:
Cash and cash equivalents	KRW	7,312	0.11	770
	USD	101	112.88	11,364
	EUR	2	134.78	213
	JPY	258	1.00	258
Trade receivables	USD	12	112.88	1,336
	THB	188	3.45	649
Other receivables	USD	5	112.88	611
Time deposits	KRW	6,100	0.11	643
	USD	10	112.88	1,131
Office security deposits	KRW	5,655	0.11	596
Available-for-sale financial assets	USD	35	112.88	3,949

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(4)	Market Risk (continued)

(a)	Exchange rate risk (continued)

	(In millions)
	December 31, 2018
	Currency	Amount	Exchange rate	Yen equivalent
Assets:
Cash and cash equivalents	KRW	15,539	0.10	1,534
	USD	109	110.36	11,985
	JPY	337	1.00	337
Trade receivables	KRW	2,362	0.10	233
	USD	12	110.36	1,378
	THB	72	3.39	245
Financial instruments at amortized cost
Time deposit	KRW	7,100	0.10	701
Short-term loans	USD	11	110.36	1,260
Guarantee deposit	KRW	8,628	0.10	852
Office security deposits	KRW	7,250	0.10	716
Financial assets at fair value through profit or loss	USD	23	110.36	2,491
	TWD	88	3.61	319

	(In millions)
	December 31, 2017
	Currency	Amount	Exchange rate	Yen equivalent
Liabilities:
Trade and other payables	KRW	(20,456)	0.11	(2,155)
	USD	(10)	112.88	(1,166)
	THB	(97)	3.45	(334)
Put option liabilities	KRW	(2,114)	0.11	(223)

	(In millions)
	December 31, 2018
	Currency	Amount	Exchange rate	Yen equivalent
Liabilities:
Trade and other payables	KRW	(44,026)	0.10	(4,345)
	USD	(11)	110.36	(1,229)
	TWD	(125)	3.61	(451)
	JPY	(256)	1.00	(256)
Put option liabilities	KRW	(2,296)	0.10	(227)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(4)	Market Risk (continued)

(a)	Exchange rate risk (continued)

The effects on profit or loss before tax from continuing operations and shareholders’ equity as a result of exchange rate fluctuations as of December 31, 2017 and 2018, are as follows:

			(In millions of yen)

	December 31, 2017
	Shareholders’ equity		Profit or (loss) before tax
Currency	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
EUR	11	(10)	8	(8)
KRW	(18)	18	(13)	12
USD	861	(820)	603	(574)
THB	16	(15)	11	(10)
JPY	13	(12)	10	(10)

			(In millions of yen)

	December 31, 2018
	Shareholders’ equity		Profit or (loss) before tax
Currency	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
KRW	(14)	13	(27)	26
USD	584	(556)	794	(756)
THB	8	(8)	12	(12)
TWD	(6)	5	(7)	6
JPY	3	(3)	4	(4)

The tables above demonstrate the sensitivity to a change in EUR, KRW, USD, THB, TWD and JPY assuming all other variables are constant.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(4)	Market Risk (continued)

(b)	Interest rate risk

Interest bearing financial assets and liabilities as of December 31, 2017 and 2018 are as follows:

			(In millions of yen)

	December 31, 2017		December 31, 2018
	Fixed rate	Variable rate	Fixed rate	Variable rate
Financial assets
Japanese government bonds	280	—	280	—
Time deposits	12,002	—	11,507	—
Loan receivables	116	—	110	—
Corporate bonds and other debt instruments	8,835	—	18,005	—

Total financial assets	21,233	—	29,902	—

Financial liabilities
Short-term borrowings	43	22,042	—	23,000

Total financial liabilities	43	22,042	—	23,000

The Group has exposure to interest rate risk as it possesses financial assets and liabilities set out in the above. The analysis below was performed using outstanding balance of the financial liabilities set out in the above as of December 31, 2017 and 2018, as well as using balance of debt instrument as of December 31, 2018, assuming such liabilities and assets were outstanding for the full fiscal year immediately before the respective dates, while holding all other variables constant. Potential effects on shareholders’ equity and profit or loss for one year from the reporting date as a result of a change in the interest rate are as follows.

				(In millions of yen)
	December 31, 2017
	Shareholders’ equity		Profit or (loss) before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
Interest expenses	(75)	13	(110)	19

				(In millions of yen)
	December 31, 2018
	Shareholders’ equity		Profit or (loss) before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
Interest expenses	(79)	16	(115)	23

				(In millions of yen)
	December 31, 2018
	Shareholders’ equity		Other comprehensive income/(loss)
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
Debt instruments	(145)	86	(212)	125

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(5)	Capital management

The Group maintains a strong capital base to ensure the Group will be able to continue as a going concern. In addition, through management of the debt and equity balances, the Group aims to maintain investor, creditor and market confidence, and to sustain future development of the business. For the year ended December 31, 2018, the Group issued corporate bonds to meet the cash demand for the investment for further growth of business to improve the Group’s corporate value in medium term. In order to achieve sustainable growth, the Group understands that financing capacities sufficient to make business investments when there are opportunities, such as the acquisition of external resources for business growth, are required. The equity and major liabilities are as follows:

(In millions of yen)

	December 31, 2017	December 31, 2018
Short-term borrowings	22,224	23,000
Corporate bonds	—	142,132
Total	22,224	165,132

Total shareholders’ equity	189,977	208,514

The Group is not subject to any externally imposed capital requirements.

26.	Fair Value Measurements

(1)	Fair value hierarchy

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

(2)	Fair value measurements by fair value hierarchy

Assets and liabilities measured at fair value on a recurring basis in the Consolidated Statements of Financial Position as of December 31, 2017 and 2018 are as follows:

	(In millions of yen)

December 31, 2017	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss
Conversion right and redemption right of preferred stock	—	—	1,862	1,862
Available-for-sale financial assets
Listed equity investments	1,574	—	—	1,574
Private equity and other financial instruments	—	—	13,820	13,820

Total	1,574	—	15,682	17,256

Financial liability at fair value through profit or loss
Put option liabilities	—	—	486	486

Total	—	—	486	486

	(In millions of yen)

December 31, 2018	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss	—	—	10,261	10,261
Financial assets at FVOCI
Equity instruments	791	—	6,505	7,296
Debt instruments	—	18,005	—	18,005

Total	791	18,005	16,766	35,562

Financial liability at fair value through profit or loss
Put option liabilities	—	—	296	296

Total	—	—	296	296

Financial assets at FVOCI as of December 31, 2018 are as follows:

(In millions of yen)
December 31, 2018
Marketable	791
Non-marketable(1)	6,505

Total	7,296

(1)

The fair value of non-marketable equity instruments measured at FVOCI are mainly consist of finance related business of 3,000 million yen, AI of 1,192 million yen, and other business of 2,313 million yen.

The Group made irrevocable election to designate a financial asset measured at FVOCI at initial recognition for the investment that are aimed to mid to long-term strategy instead of held for trading.

The dividend income for the equity instruments measured at FVOCI is immaterial for the year ended December 31, 2018.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)

(2)	Fair value measurements by fair value hierarchy (continued)

The accumulated other comprehensive income for the equity instruments measured at FVOCI which derecognized are transferred to retained earnings. For the year ended December 31, 2018, 2,230 million yen (profit) were transferred.

Assets and liabilities not measured at fair values in the Consolidated Statements of Financial Position, but for which fair values are disclosed as of December 31, 2017 and 2018 are as follows:

	(In millions of yen)

December 31, 2017	Level 1	Level 2	Level 3	Total
Held-to-maturity investments
Japanese government bonds	—	291	—	291
Loans and receivables
Corporate bonds and other debt instruments	—	8,036	—	8,036
Office security deposits	—	5,546	—	5,546

Total	—	13,873	—	13,873

Financial liability at amortized cost
Office securities deposits received under sublease agreement	—	23	—	23

Total	—	23	—	23

	(In millions of yen)

December 31, 2018	Level 1	Level 2	Level 3	Total
Financial assets at amortized cost
Corporate bonds and other debt instruments	—	288	—	288
Guarantee deposits	—	123	—	123
Office security deposits	—	9,050	—	9,050

Total	—	9,461	—	9,461

Financial liability at amortized cost
Office securities deposits received under sublease agreement	—	16	—	16
Corporate bonds	—	143,743	—	143,743

Total	—	143,759	—	143,759

There have been no transfers among Level 1, Level 2 and Level 3 during the years ended December 31, 2017 and 2018, except for the transfer from Level 1 to Level 3 as described in (3) below.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

	(In millions of yen)
	2017			2018
	Private equity and other financial instruments	Conversion right and redemption right of preferred stock	Put option liabilities	Financial assets at fair value through profit or loss	Financial assets at FVOCI Equity instruments	Put option liabilities
Fair value at the beginning of the year(4)	12,795	325	—	7,143	8,539	(486)
Total (loss)/gain for the year:
Included in profit or loss(1)	(1,535)	1,062	7	(553)	—	(74)
Included in other comprehensive income(2)	(2,456)	—	—	—	(1,916)	—

Comprehensive (loss)/income	(3,991)	1,062	7	(553)	(1,916)	(74)
Purchases	4,949	363	(457)	4,763	5,029	(16)
Sales and settlements(5)	(1,619)	—	—	—	(4,176)	—
Exercise of options	—	—	—	—	—	250
Return of capital	(121)	—	—	—	—	—
Increase due to business combination	610	—	(33)	—	—	—
Transfers in(3)	326	—	—	—	—	—
Decrease due to loss of control	—	—	—	(963)	(595)	26
Other	—	—	—	138	(110)	(3)
Effect of exchange rate changes	871	112	(3)	(267)	(266)	7

Fair value at the end of the year	13,820	1,862	(486)	10,261	6,505	(296)

(1)	This amount is included in “Other non-operating income” or “Other non-operating expenses” in the Group’s Consolidated Statements of Profit or Loss.
(2)

This amount is included in “Net changes in fair value of available-for-sale financial assets” and “Net changes in fair value of equity instruments at FVOCI” in the Group’s Consolidated Statements of Comprehensive Income.

(3)

During the year ended December 31, 2017, the issuing company of the equity was delisted from a stock exchange in the U.S. subsequent to our purchase of its equity securities. Accordingly, such equity investment was transferred from Level 1 to Level 3.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows (continued):

(4)

Classification of financial instruments changed due to the adoption of IFRS 9 for the year ended December 31, 2018. This amount includes the fair value of conversion right and redemption right of preferred stock 1,862 million yen at the year ended December 31, 2017. Refer to Note 3 Significant Accounting Policies for more details.

(5)	During the year ended December 31, 2018, the Group sold financial assets at FVOCI. The cumulative gain on disposal (profit) amounted to 2,267 million yen.

(4)	Valuation techniques and inputs

Assets and liabilities measured at fair value on a recurring basis in the Group’s Consolidated Statements of Financial Position

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss within Level 3 mainly consist of private equity investment funds, conversion right and redemption right of preferred stock. As of December 31, 2017 and 2018, conversion right and redemption right of preferred stock was measured at fair value using mainly a binominal option pricing model. In addition, the private equity investment funds are measured at fair value based on the most recent available net asset value, and preferred stocks are measured at fair value either based on the most recent transactions or the discount cash flow model as of December 31, 2018. Below is the quantitative information regarding the valuation technique and significant unobservable inputs used in measuring the fair value of financial assets at fair value through profit or loss categorized within Level 3:

Valuation technique	Significant unobservable input	2017	2018
Discount cash flow model	Discount rate	—	16.0%
	Growth rate	—	2.0%
Binomial option pricing model	Comparable listed companies’ average historical volatility	46.0%-49.2%	53.3%-54.0%
	Discount rate	2.5%	2.0%-2.2%

A significant increase (decrease) in the growth rate, the fair value of the preferred stock would result in a higher (lower) fair value of the preferred stock. On the other hand, a significant increase (decrease) in discount rate would result in a lower (higher) fair value of the preferred stock.

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

Put option liabilities

The put option liabilities are options written on shares of subsidiaries, associates, and investments. Such put option liabilities are measured at fair value using mainly option pricing model or the Monte Carlo simulation. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain put option liabilities:

Valuation technique	Significant unobservable input	2017	2018
Option pricing model	Comparable listed companies’ average historical volatility	45.0%	51.9%
	Discount rate	4.3%	1.8%
Monte Carlo simulation	Comparable listed companies’ average historical volatility	41.4%-49.2%	43.1%
	Discount rate	2.5%	2.0%

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the put option liabilities, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the put option liabilities.

Financial assets at fair value through other comprehensive income

Financial assets at FVOCI categorized within Level 2 consist of bonds. Such bonds are measured at fair value using discount cash flow model and using the observable input such as estimated yield rate when acquiring a similar debt instruments.

Financial assets at FVOCI within Level 3 is mainly consist of unlisted equity securities. Such unlisted equity securities are measured at fair value based on the valuation techniques such as market approach for the year ended December 31, 2018. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities.

Valuation technique	Significant unobservable input	2017	2018
Market approach-market comparable companies	Revenue multiple	—	1.3-9.1
	Liquidity discount	—	30.0%

A significant increase (decrease) in the revenue multiple would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount and discount rate, would result in a lower (higher) fair value of the unlisted equity securities.

Available-for-sale financial assets

Available-for-sale financial assets categorized within Level 3 mainly consist of unlisted equity securities and private equity investment funds. Private equity investment funds were measured at fair value based on net asset value as of December 31, 2017.

Unlisted equity securities are measured at fair value either based on the most recent transactions, the market approach and option pricing model, or the discount cash flow model. Below is the quantitative information

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)

(4)	Valuation techniques and inputs (continued)

Available-for-sale financial assets (continued)

regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities:

Valuation technique	Significant unobservable input	2017	2018
Market approach-market comparable companies	EBITDA multiple	11.6-12.8	—
	EBIT multiple	11.4-19.3	—
	Revenue multiple	1.4-6.2	—
	Liquidity discount	30.0%	—
Option pricing model	Comparable listed companies’ average historical volatility	49.7%-76.2%	—
	Discount rate	(0.1%)-2.6%	—
Discount cash flow model	Discount rate	12.8%-13.0%	—
	Growth rate	1.0%-2.0%	—

A significant increase (decrease) in the EBITDA, EBIT, revenue multiple and growth rate would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount, comparable listed companies’ average historical volatility and discount rate, would result in a lower (higher) fair value of the unlisted equity securities.

The valuation techniques and the valuation results of the Level 3 financial assets, including those performed by the external experts, were reviewed and approved by the management of the Group.

Assets and liabilities not measured at fair value in the Consolidated Statements of Financial Position, but for which fair values are disclosed

Corporate bonds (asset) and other debt instruments, guarantee deposits, office security deposits, office security deposits received under sublease agreements, and corporate bonds (liability)

The fair values of the corporate bonds (asset) and other debt instruments, guarantee deposits, office security deposits, office security deposits received under sublease agreements, and corporate bonds (liability) are calculated by using the discounted cash flow model which utilizes observable inputs such as risk-free interest rates and credit risk spreads of the Group as of the reporting dates.

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

There were no cancellations or modifications to the awards in 2016, 2017 or 2018.

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(1)	Stock Option Plan (continued)

i.	Movements during the years ended December 31, 2016, 2017 and 2018

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, outstanding stock options on a per-common-share basis during the year:

	2016
	Common Stock Options		Class A Stock Options
	Number (shares)	WAEP (yen per share)	Number (shares)	WAEP (yen per share)
Outstanding at January 1	9,848,000	827	15,836,500	558
Granted during the year	—	—	—	—
Forfeited during the year	(239,500)	1,137	—	—
Exercised during the year(1)	(2,533,500)	691	—	—
Expired during the year	—	—	—	—
Conversion of Class A Stock Options to Common Stock Options	15,836,500	558	(15,836,500)	558

Outstanding at December 31	22,911,500	653	—	—

Exercisable at December 31	17,321,500	438	—	—

	2017
	Common Stock Options
	Number (shares)	WAEP (yen per share)
Outstanding at January 1	22,911,500	653
Granted during the year	2,386,000	4,206
Forfeited during the year	(7,000)	1,320
Exercised during the year (1)	(19,713,500)	583
Expired during the year	—	—

Outstanding at December 31	5,577,000	2,421

Exercisable at December 31	3,191,000	1,086

	2018
	Common Stock Options
	Number (shares)	WAEP (yen per share)
Outstanding at January 1	5,577,000	2,421
Granted during the year	—	—
Forfeited during the year(1)	(983,200)	4,178
Exercised during the year(2)	(855,500)	1,171
Expired during the year	—	—

Outstanding at December 31	3,738,300	2,245

Exercisable at December 31	2,701,400	1,492

(1)	For the year ended December 31, 2018, the number of forfeited stock options include 763,300 shares of revocation due to waiver of rights.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(1)	Stock Option Plan (continued)

(2)	The weighted average share price at the date of exercise of these options during the years ended December 31, 2017 and 2018 were 4,580 yen and 4,245 yen, respectively.

ii.	The exercise price and the number of shares for options outstanding as of December 31, 2016, 2017 and 2018 are as follows:

		Number (Shares)
Grant dates	Exercise price (yen)	December 31, 2016	December 31, 2017	December 31, 2018
December 18, 2012	344	14,000,000	—	—
December 17, 2013	344	1,654,000	763,500	544,500
February 8, 2014	1,320	1,135,000	818,000	649,000
August 9, 2014	1,320	311,000	218,000	148,500
November 1, 2014	1,320	221,500	145,000	122,500
February 4, 2015	1,320	5,590,000	1,246,500	891,500
July 18, 2017	4,206	—	2,386,000	1,382,300

iii.	The weighted average remaining contractual life for the stock options outstanding as of December 31, 2016, 2017 and 2018 was 6.7 years, 7.8 years and 6.6 years, respectively.

iv.	The following tables list the inputs to the models used for deriving the fair value of the stock options granted for the years ended December 31, 2016, 2017 and 2018.

Grant dates
July 18, 2017
Dividend yield	0.0%
Expected volatility	44.9-45.7%
Risk-free interest rate	(0.04)-0.00%
Expected life of stock options (years)	5.5-7
Exercise price (yen)	4,206
Fair value per common share at the grant date (yen)	3,840
Model used	Black-Scholes

During the years ended December 31, 2016 and 2018, no stock options were granted. The weighted average fair value of the options granted on July 18, 2017 was 1,545 yen on a per-common-share basis. The expected volatility was derived from the historical volatility over a period similar to the expected life of the stock options for publicly listed companies that are comparable to the Company and the Group. As the expected volatility is derived from an estimate of future trends, the actual result may differ.

v.	The expenses recognized in connection with share-based payments during the years ended December 31, 2016, 2017 and 2018 are shown in the following table:

	(In millions of yen)

	2016	2017	2018
Total expenses arising from equity-settled share-based payment transactions	9,519	1,602	559

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(2)	Equity-settled Employee Stock Ownership Plan (J-ESOP)

The Group has a Group policy, the Regulations on Stock Compensation, which regulates an incentive for the employees in line with the stock price movement and for the purpose of securing excellent human resources and their long-term success.

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 262,069 shares, 26,946 shares and 260,133 shares to the employees of the Group on July 18, 2017, January 1, 2018 and July 20, 2018 respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust grants the Company’s shares equivalent to the number of points, which the trust owns, to the employees of the Company and its domestic subsidiary.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting date, which are between October 1, 2018 and October 1, 2020. The employees granted the points on July 20, 2018 are required to be employed by the Group until the vesting date, which are between April 1, 2019 and April 1, 2021.

i.	Movements during the year ended December 31, 2017 and 2018

The following table illustrates the movements in outstanding points during the years ended December 31, 2017 and 2018:

	J-ESOP (Equity-settled)
	Number of points(1)
	2017	2018
Outstanding at January 1	—	251,302
Granted during the year	262,069	287,079
Forfeited during the year	(10,767)	(35,091)
Exercised during the year	—	(57,889)
Expired during the year	—	—

Outstanding at December 31	251,302	445,401

Exercisable at December 31	—	5,275

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the number of shares equivalent to the points. The weighted average remaining contractual life as of December 31, 2017 and 2018 was 1.5 years and 1.2 years respectively.

iii.

The fair value of the points issued on July 18, 2017 was 3,840 yen, which was equivalent to the share price of the grant day. The fair value of the points issued on January 1, 2018 and July 20, 2018 were equivalent to the grant day of 4,865 yen and 5,130 yen, respectively.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(2)	Equity-settled Employee Stock Ownership Plan (J-ESOP) (continued)

iv.	The expenses recognized in connection with share-based payments during the years ended December 31, 2016, 2017 and 2018 are shown in the following table:

	(In millions of yen)
	2016	2017	2018
Total expenses arising from equity-settled share-based payment transactions	—	279	827

(3)	Cash-settled Employee Stock Ownership Plan (J-ESOP)

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 567,056 shares, 58,660 shares and 543,733 shares to the employees of the Group on July 18, 2017, January 1, 2018 and July 20, 2018 respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust sells the shares of the Company which are equivalent to the number of points in the market and distributes the cash obtained from the transaction to the employees.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020, the employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020, employees granted the points on July 20, 2018 are required to be employed by the Group until the vesting dates, which are set between April 1, 2019 and April 1, 2021.

i.	Movements during the year ended December 31, 2017 and 2018

The following table illustrates the movements in outstanding points during the years ended December 31, 2017 and 2018:

	J-ESOP (Cash-settled)
	Number of points(1)
	2017	2018
Outstanding at January 1	—	533,502
Granted during the year	567,056	602,393
Forfeited during the year	(33,554)	(101,430)
Exercised during the year	—	(143,841)
Expired during the year	—	—

Outstanding at December 31	533,502	890,624

Exercisable at December 31,	—	2,373

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the amount of cash equivalent to the points. The weighted average remaining contractual life as of December 31, 2017 and 2018 was 1.5 years and 1.2 years, respectively.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(3)	Cash-settled Employee Stock Ownership Plan (J-ESOP) (continued)

iii.

The fair value of the points granted on July 18, 2017 as of the grant date and the measurement date were the share price as of the grant date of 3,840 yen and the share price of December 31, 2017 of 4,595 yen, respectively. The fair value of the points granted on January 1, 2018 and July 20, 2018 as of the grant date were the share price of the grand date of 4,865 yen and 5,130 yen, respectively. The fair value as of the measurement date was the share price as of December 31, 2018 of 3,775 yen for all of the points granted on the aforementioned dates.

iv.	The expenses recognized in connection with share-based payments during the years ended December 31, 2016, 2017 and 2018 are shown in the following table:

	(In millions of yen)
	2016	2017	2018
Total expenses arising from cash-settled share-based payment transactions	—	805	1,142

v.

The Group has recognized nil of liabilities associated with Cash-settled J-ESOP in the Consolidated Statement of Financial Position as of December 31, 2016. The Group has recognized current liabilities of 400 million and 758 million yen as of December 31, 2017 and 2018, respectively and non-current liabilities of 434 million yen and 669 million yen as of December 31, 2017 and 2018, respectively.

vi.	The amount of the liabilities fixed as of December 31, 2018 amounted to 12 million yen and the no liabilities were fixed as of December 31, 2017.

28.	Related Party Transactions

Note 30 Principal Subsidiaries provides information about the Group’s structure, including details of the subsidiaries and the parent company. The following table provides the total amount of outstanding balances and related party transactions entered into during 2016, 2017 and 2018.

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

28.	Related Party Transactions (continued)

(1)	Significant related party transactions and outstanding balances with related parties during the year ended December 31, 2016 are as follows (continued):

(2)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(2)	Significant related party transactions and outstanding balances with related parties during the year ended December 31, 2017 are as follows:

(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Advertising service(1)	518	108
Subsidiary of parent company	NAVER Business Platform Corp.(2)	Operating expenses	8,475	(976)
Associate of the Group	Snow Corporation	Transfer of camera application business(4)	10,651	—
Director of the Company	Joongho Shin	Exercise of stock options(5)	6,922	—
Director of the Company	Hae Jin Lee	Exercise of stock options(5)	1,917	—

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

28.	Related Party Transactions (continued)

(3)	Significant related party transactions and outstanding balances with related parties during the year ended December 31, 2018 are as follows:

			(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(4)
Parent company	NAVER	Underwrite of convertible Bonds(1)	74,989	(71,901)
Parent company	NAVER	Advertising service(2)	663	184
Subsidiary of parent company	NAVER Business Platform Corp.(3)	Operating expenses	8,566	(883)

(1)

During the year ended December 31, 2018, the Group issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER Corporation, amounted to 37,494.5 million yen (Zero coupon convertible bonds due 2023) and 37,494.5 million yen (Zero coupon convertible bonds due 2025). The amount shown for the outstanding payable balance is the liability measured at amortized cost as of December 31, 2018 excluding the equity components. Refer to Note 15 Financial assets and financial liabilities for further detail.

(2)

LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group generated advertising revenues of 663 million yen in connection with the advertising services provided to NAVER for the year ended December 31, 2018.

(3)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(4)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(4)	The total compensation of key management personnel for the years ended December 31, 2016, 2017 and 2018 is as follows:

	(In millions of yen)

	2016	2017	2018
Salaries (including bonuses)	459	739	704
Share-based payments(1)	5,714	928	780
Other	—	—	43

Total	6,173	1,667	1,527

(1)	Refer to Note 27 Share-Based Payments for further details.

Key management personnel includes directors and corporate auditors of the Company.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Business Combinations

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

Goodwill of 416 million yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the LINE business and portal segment. Subsequently, in line with the change in the CGU for the year ended December 31, 2018, the goodwill was mainly allocated to the Core Business segment. None of the goodwill recognized was expected to be deductible for income tax purposes.

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

Acquisition in 2017

Acquisition of NextFloor Group

On July 24, 2017, the Group acquired 51.0% of the voting shares of NextFloor Corporation. (“NextFloor”), an unlisted company based in Korea, specializing in developing and publishing smartphone games. As a result of the acquisition, the Group obtained control, and NextFloor and its subsidiaries (“NextFloor Group”) became consolidated subsidiaries of the Group. The Group acquired NextFloor for the purpose of acquiring an organizational structure to develop and operate mainly middle core game contents. The valuation of the fair values of the assets acquired and the liabilities assumed was completed in the fourth quarter of 2017 and unchanged as compared the preliminary assessment at the time of acquisition.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Business Combinations (continued)

Acquisition in 2017 (continued)

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

Acquisition in 2017 (continued)

Acquisition of NextFloor Group (continued)

interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets at the acquisition date.

Goodwill of 3,154 million yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the LINE business and portal segment. Subsequently, in line with the change in the CGU for the year ended December 31, 2018, the goodwill was mainly allocated to the Core Business segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

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

Acquisition of FIVE Inc.

On December 15, 2017, the Group acquired 100.0% of the voting shares of FIVE Inc. (“FIVE”), an unlisted company based in Japan, and FIVE became a consolidated subsidiary of the Group. FIVE is specialized in developing, selling and operating a video advertising platform for smartphones. The Group acquired FIVE for the purpose of utilizing FIVE’s technological capability and resources for video advertisement and enhancing the Group’s video advertising for LINE services such as “LINE Ads Platform”. The valuation of the fair values of the assets acquired and the liabilities assumed was completed in the fourth quarter of 2017.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Business Combinations (continued)

Acquisition in 2017 (continued)

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

Goodwill of 4,996 million yen represented the value of expected synergies arising from the acquisition and was allocated entirely to the LINE business and portal segment. Subsequently, in line with the change in the CGU for the year ended December 31, 2018, the goodwill was mainly allocated to the Core Business segment. None of the goodwill recognized is expected to be deductible for income tax purposes.

From the date of acquisition, FIVE had contributed 68 million yen to the revenue of the Group and had reduced profit from continuing operations of the Group by 4 million yen.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Business Combinations (continued)

Acquisition in 2017 (continued)

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

Other business combinations

There were no other significant business combinations for the year ended December 31, 2017.

Acquisition in 2018

There were no other significant business combinations individually or in aggregate during the year ended December 31, 2018.

30.	Principal Subsidiaries

Information on subsidiaries

(1)	The Group has 62 consolidated subsidiaries. The significant subsidiaries of the Group include the following subsidiaries:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2017	December 31, 2018
LINE Fukuoka Corp.	Management support	Japan	100.0%	100.0%
LINE Pay Corporation	Software Development and mobile payment service	Japan	100.0%	100.0%
LINE GAME Global Gateway, L.P.(1)	Investment	Japan	100.0%	100.0%
LINE Mobile Corporation(2)	Mobile virtual network operator	Japan	100.0%	49.0%
M.T.Burn Inc.	Advertising platform service	Japan	50.5%	50.5%
Gatebox Inc.	IoT hologram technology development	Japan	51.0%	51.0%

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Principal Subsidiaries (continued)

Information on subsidiaries (continued)

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2017	December 31, 2018
STAIRS Corporation(6)	Game Development	Japan	100.0%	49.5%
FIVE Inc.	Game Development	Japan	100.0%	100.0%
LINE Financial Corporation(3)	Financial related service	Japan	—	100.0%
LVC Corporation	Financial related service	Japan	—	100.0%
LINE Part-Time Job, Ltd.(4)	Job posting service	Japan	49.0%	60.0%
LINE Ventures Global Limited Liability Partnership	Investment	Japan	—	100.0%
LINE Ventures Japan Limited Liability Partnership	Investment	Japan	—	100.0%
LINE Digital Frontier Corporation(5)	Software development	Japan	—	70.0%
LINE Plus Corporation	Global marketing	Korea	100.0%	100.0%
LINE C&I Corporation	Investment	Korea	100.0%	100.0%
LINE Biz Plus Corporation	Mobile payment service	Korea	100.0%	100.0%
LINE Friends Corporation	Character goods business	Korea	100.0%	100.0%
LINE Games Corporation(6)	Game Development and Publishing	Korea	51.0%	49.5%
NemusTech Co., Ltd.(7)	Software development	Korea	88.5%	94.2%
Unblock Corporation(8)	Software development	Korea	53.6%	100.0%
LINE Taiwan Limited	Mobile Service	Taiwan	100.0%	100.0%
Line Biz+ Taiwan Limited	Payment Service	Taiwan	100.0%	70.0%
LFG HOLDINGS LIMITED	Character goods business	Hong Kong (China)	100.0%	100.0%
LINE Financial Asia Corporation Limited(9)	Financial related service	Hong Kong (China)	—	100.0%
LINE Company (Thailand) Limited(10)	e-commerce	Thailand	50.0%	50.0%
LINE SOUTHEAST ASIA CORP.PTE.LTD.(11)	Software development and mobile payment service	Singapore	100.0%	100.0%
LINE VIETNAM JOINT STOCK COMPANY(12)	Portal site operation	Vietnam	72.6%	98.8%

(1)	LINE GAME Global Gateway L.P. is in the process of liquidation and it is scheduled to be completed as of March 31, 2019.
(2)

The third-party allotment to SoftBank Corp. by LINE Mobile Corporation was executed in April, 2018. As a result, the share of the Group decreased from 100.0% to 49.0%, resulting in LINE Mobile Corporation to be accounted for as an associate under the equity method. The Group recorded gain on loss of control of subsidiaries in the amount of 9,494 million yen in Other operating income for the year ended December 31, 2018, as a result of re-measurement of the Group’s investment in the LINE Mobile Corporation, based on the fair value as of the day when the Group lost the control over this subsidiary.

(3)	As a result of capital injection executed in April 2018, LINE Financial Corporation became a specified subsidiary as its amount of share capital was equivalent to 10% of the Group’s capital amount.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Principal Subsidiaries (continued)

Information on subsidiaries (continued)

(4)	The Group acquired additional shares of LINE Part-Time Job, Ltd. (renamed from AUBE in June 2018) in April 2018 and obtained 60.0% of ownership interest in this subsidiary.
(5)

The Company established LINE Digital Frontier Corporation and transferred its LINE Manga business and LINE Comics business to LINE Digital Frontier Corporation in July 2018. Subsequently, the third-party allotment to NAVER WEBTOON Corporation by LINE Digital Frontier Corporation was executed in August 2018. As a result, the share of the Group decreased from 100.0% to 70.0%.

(6)

NextFloor Corporation conducted an absorption-type merger with LINE Games Corporation and NextFloor Basement Labo Corporation on August 2018, and was renamed as LINE Games Corporation. As a result of this merger, the Group’s ownership interest net of treasury shares in LINE Games Corporation is 73.5%. In November 2018, LINE Games Corporation issued its new shares through a third-party allotment to Lungo Entertainment Ltd. resulting in a decrease in ownership interest net of treasury shares from 73.5% to 49.5% and due to this event, LINE Games Corporation Group including STAIRS Corporation to be accounted for as an associate under the equity method. For the year ended December 31, 2018, the Group recorded a gain on loss of control of subsidiaries in the amount of 15,300 million yen in Other operating income as a result of re-measurement of the fair value of the Group’s investment in LINE Games Corporation Group, measured based on the date the Group lost the control over this subsidiary.

(7)	LINE Plus Corporation exercised its right to purchase shares of NemusTech, Co., Ltd. in November 2018, resulting in an increase of the Group’s ownership in NemusTech, Co., Ltd. from 88.5% to 94.2%.
(8)	As a result of capital injection executed in May 2018, the Group’s ownership in Unblock Corporation increased from 53.6% to 100.0%.
(9)

As a result of the capital injection executed in October, 2010, LINE Asia Corporation Limited became a specified subsidiary as its amount of share capital is equivalent to 10% of the Group’s capital amount.

(10)

The Group’s ownership in LINE Company (Thailand) Limited is 50.0%, but it holds 90.9% of the voting rights. Accordingly, LINE Company (Thailand) Limited is included in the scope of consolidation for the Group’s consolidated financial statements

(11)	LINE BIZ+ PTE.LTD was renamed as LINE SOUTHEAST ASIA CORP.PTE.LTD. on January 1, 2018.
(12)

LINE SOUTHEAST ASIA CORP.PTE.LTD acquired additional shares of LINE VIETNAM JOINT STOCK COMPANY (renamed from Tre Tho Information Service Joint Stock Company in August 2018) from a third party, resulting in an increase of the Group’s ownership in LINE VIETNAM JOINT STOCK COMPANY from 72.6% to 98.8% in June 2018.

(2)

The summarized financial information for the subsidiaries which the Group recognize non-controlling interest are as follows: The amount disclosed for each subsidiary are before inter-company eliminations.

	(In millions of yen)
	M.T.Burn Inc.
	December 31, 2017	December 31, 2018
Current assets	2,217	3,866
Non-current assets	231	174
Current liabilities	336	538
Non-current liabilities	64	42
Equity	2,048	3,460
Accumulated non-controlling interest	1,012	1,715

Proportionate share of non-controlling interest	49.5%	49.5%

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Principal Subsidiaries (continued)

Information on subsidiaries (continued)

(2)

The summarized financial information for the subsidiaries which the Group recognize non-controlling interest are as follows: The amount disclosed for each subsidiary are before inter-company eliminations. (continued)

	(In millions of yen)
	M.T.Burn Inc.
	2016	2017	2018
Revenue	2,236	3,921	3,186
Net profit for the year	513	1,338	1,416
Other comprehensive income	—	—	—

Total comprehensive income for the year	513	1,338	1,416

Profit attributable to non-controlling interest	259	661	703

Dividend paid to non-controlling interest	—	—	—

	(In millions of yen)
	M.T.Burn Inc.
	2016	2017	2018
Cash flows from operating activities	666	1,224	1,989
Cash flows from investing activities	1	—	—
Cash flows from financing activities	10	(258)	—

Net increase in cash and cash equivalent	677	966	1,989

	(In millions of yen)
	Gatebox Inc.
	December 31, 2017	December 31, 2018
Current assets	184	1,259
Non-current assets	473	353
Current liabilities	139	100
Non-current liabilities	134	2,046
Equity	384	(534)
Accumulated no-controlling interest	188	(261)

Proportionate share of non-controlling interest	49.0%	49.0%

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Principal Subsidiaries (continued)

Information on subsidiaries (continued)

(2)

The summarized financial information for the subsidiaries which the Group recognize non-controlling interest are as follows: The amount disclosed for each subsidiary are before inter-company eliminations. (continued)

	(In millions of yen)
	Gatebox Inc.
	2017	2018
Revenue	0	95
Net loss for the year	(541)	(917)
Other comprehensive income	—	—

Total comprehensive income for the year	(541)	(917)

Loss attributable to non-controlling interest	(192)	(449)

Dividend paid to non-controlling interest	—	—

	(In millions of yen)
	Gatebox Inc.
	2017	2018
Cash flows from operating activities	(397)	(963)
Cash flows from investing activities	(79)	(10)
Cash flows from financing activities	(1)	1,934

Net (decrease)/increase in cash and cash equivalent	(477)	961

	(In millions of yen)
	LINE Company (Thailand) Limited
	December 31, 2017	December 31, 2018
Current assets	4,465	5,221
Non-current assets	2,178	2,583
Current liabilities	6,055	7,313
Non-current liabilities	602	2,049
Equity	(14)	(1,558)
Accumulated no-controlling interest	47	1,023

Proportionate share of non-controlling interest(1)	50.0%	50.0%

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Principal Subsidiaries (continued)

Information on subsidiaries (continued)

(2)

The summarized financial information for the subsidiaries which the Group recognize non-controlling interest are as follows: The amount disclosed for each subsidiary are before inter-company eliminations. (continued)

(1)	The non-controlling interest in LINE Company (Thailand) Limited is 50.0%, but it holds 9.1% of the voting rights.

	(In millions of yen)
	LINE Company (Thailand) Limited
	2016	2017	2018
Revenue	432	2,760	8,200
Net profit/(loss) for the year	164	357	(1,396)
Other comprehensive income	(20)	(60)	22

Total comprehensive income for the year	144	297	(1,374)

Profit/(loss) attributable to non-controlling interest	62	198	(816)

Dividend paid to non-controlling interest	—	—	—

	(In millions of yen)
	LINE Company (Thailand) Limited
	2016	2017	2018
Cash flows from operating activities	(586)	1,842	1,712
Cash flows from investing activities	(53)	(430)	(1,709)
Cash flows from financing activities	355	—	—

Net increase in cash and cash equivalent	(284)	1,412	3

(3)	Ultimate parent company of the Group

The next senior and the ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korean Stock Exchange.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Investments in Associates and Joint Ventures

(1)	Details of investments in the Group’s significant associates and joint ventures are as follows:

					(In millions of yen)
			December 31, 2017		December 31, 2018
	Primary business activities	Country of incorporation	Percentage of ownership	Carrying amount	Percentage of ownership	Carrying amount
Associates
LINE Games Corporation(1)	Game development and publishing	Korea	—	—	49.5%	18,438
Snow Corporation(2)	Mobile app	Korea	45.0%	12,998	34.0%	9,346
LINE Mobile Corporation(3)	Mobile virtual network operator	Japan	—	—	49.0%	5,637
FOLIO Co., Ltd.(4)	Online trading service	Japan	—	—	41.4%	5,126
Yume no Machi Souzou Iinkai Co., Ltd.	Delivery portal site	Japan	22.0%	3,865	21.9%	3,838
K-Fund I	Investment	France	25.0%	1,388	25.0%	2,670
Venture Republic Inc.(5)	Travel service	Japan	—	—	34.0%	1,620
LINE MUSIC Corporation(6)	Music distribution	Japan	33.4%	47	36.7%	505
Joint ventures
Drama & Company Co., Ltd.(7)	Software Development	Korea	37.2%	2,216	40.7%	2,574
RABBIT-LINE PAY COMPANY LIMITED(8)	Payment service	Thailand	50.0%	2,121	33.3%	1,856
Lantu Games Limited	Mobile games	Hong Kong (China)	50.0%	394	50.0%	199

(1)

In August 2018, NextFloor Corporation, a subsidiary of the Group, conducted an absorption-type merger with LINE Games Corporation and NextFloor Basement Labo Corporation and was renamed as LINE Games Corporation. As a result of this merger, the Group’s ownership interest net of treasury shares in LINE Games Corporation is 73.5%. In November 2018, LINE Games Corporation, a subsidiary of the Group, issued its new shares through a third party allotment. As a result, the Group’s ownership interest in LINE Games Corporation decreased from 73.5% to 49.5%. As the Group has significant influence, but not control over LINE Games Corporation, the investment is accounted for under the equity method.

(2)

In March and October 2018, Snow Corporation, an associate of the Group, issued new shares through a third-party allotment. As a result, the Group’s ownership interest in SNOW Corporation decreased from 45.0% to 34.0%. As the Group has significant influence, but not control over Snow Corporation, the investment is accounted for under the equity method.

(3)

In April 2018, LINE Mobile Corporation, a subsidiary of the Group, issued its new shares through a third-party allotment. As a result, the Group’s ownership interest in LINE Mobile Corporation decreased from 100.0% to 49.0%. As the Group has significant influence, but not control over LINE Mobile Corporation, the investment is accounted for under the equity method.

(4)

In January 2018, the Group acquired 41.4% interest in FOLIO Co., Ltd. for the purpose of jointly conducting online trading service that FOLIO Co., Ltd., operates and R&D. Whilst the Group had 41.4% interest, the Group holds 26.1% of voting rights. As the Group has significant influence, but not control over FOLIO Co., Ltd., the investment is accounted for under the equity method.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Investments in Associates and Joint Ventures (continued)

(1)	Details of investments in the Group’s significant associates and joint ventures are as follows (continued):

(5)

In August 2018, the Group acquired 34.0% interest in Venture Republic Inc. to form a business alliance in travel service sector. As the Group has significant influence, but not control over Venture Republic Inc., the investment is accounted for under equity method.

(6)

In May 2018, the Group acquired additional interest in LINE Music Corporation, an associate of the Group. As a result, the Group’s ownership interest in LINE Music Corporation increased from 33.4% to 36.7%. As the Group has significant influence, but not control over LINE MUSIC Corporation, the investment is accounted for under the equity method.

(7)

In October 2018, the Group acquired additional interest in Drama & Company Co., Ltd. Moreover, as determined in the shareholders’ agreement, the Group, jointly with NAVER, acquired additional shares of Drama & Company Co., Ltd. which were issued through exercise of stock options. As a result, the Group’s ownership interest in Drama & Company Co., Ltd. increased from 37.2% to 40.7%. As the Group determined that Drama & Company Co., Ltd. is still a joint venture, the investment is accounted for under equity method.

(8)

In March 2018, RABBIT-LINE PAY COMPANY LIMITED, a joint venture of the Group, issued its new shares through a third party allotment. As a result, the Group’s ownership interest in RABBIT-LINE PAY COMPANY LIMITED decreased from 50.0% to 33.3%. Based on the shareholders’ agreement, the Group determined that RABBIT-LINE PAY COMPANY LIMITED is still a joint venture, and the investment is accounted for under the equity method.

(2)	Financial information on the Group’s investment in the associates is summarized as follows:

	(In millions of yen)
	Snow Corporation
	December 31, 2017	December 31, 2018
Current assets	2,469	11,168
Non-current assets	17,213	15,119
Current liabilities	1,180	9,080
Non-current liabilities	2,678	2,482
Equity	15,824	14,725
Proportion of the Group’s ownership	45.0%	34.0%

Group’s share of equity	7,121	5,007

Goodwill and other adjustments	5,877	4,339

Carrying amount of the interests	12,998	9,346

	Snow Corporation
	2016	2017	2018
Revenue	—	271	1,320
Loss for the year from continuing operations	(952)	(10,348)	(10,627)
Other comprehensive income/(loss) for the year, net of tax	—	131	(358)
Total comprehensive loss for the year, net of tax	(952)	(10,217)	(10,985)

Group’s share of loss for the year	(238)	(4,531)	(4,971)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Investments in Associates and Joint Ventures (continued)

(2)	Financial information on the Group’s investment in the associates is summarized as follows (continued):

(In millions of yen)
LINE Mobile Corporation
December 31, 2018
Current assets	8,451
Non-current assets	818
Current liabilities	4,951
Non-current liabilities	232
Equity	4,086

Proportion of the Group’s ownership	49.0%
Group’s share of equity	2,002
Goodwill and other adjustments	3,635

Carrying amount of the interests	5,637

LINE Mobile Corporation
2018
Revenue	6,545
Loss for the year from continuing operations	(5,490)
Other comprehensive income for the year, net of tax	—

Total comprehensive loss for the year, net of tax	(5,490)

Group’s share of loss for the year	(2,690)

(3)	The aggregate amount of individually immaterial associates accounted for by the equity-method accounted investee is summarized as follows:

	(In millions of yen)
	December 31, 2017	December 31, 2018
Carrying amount of the interests	7,115	33,788

	2016	2017	2018
Loss for the year from continuing operations	(1,642)	(3,050)	(5,416)
Other comprehensive income for the year, net of tax	2	84	191

Total comprehensive loss for the year, net of tax	(1,640)	(2,966)	(5,225)

The Group had no contingent liabilities relating to its associates as of December 31, 2016, 2017 and 2018.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Investments in Associates and Joint Ventures (continued)

(4)	The aggregate amount of individually immaterial joint ventures accounted for by the equity-method accounted investee is summarized as follows:

	(In millions of yen)
	December 31, 2017	December 31, 2018
Carrying amount of the interests	4,731	5,150

	2016	2017	2018
Loss for the year from continuing operations	(417)	(2,211)	(3,708)
Other comprehensive income for the year, net of tax	—	81	(35)

Total comprehensive loss for the year, net of tax	(417)	(2,130)	(3,743)

The joint ventures had no contingent liabilities as at December 31, 2017 and 2018, respectively. The Group had outstanding payment for capital commitments of nil relating to the joint ventures as at December 31, 2017. The Group had outstanding payment for capital commitments of 4,786 million yen relating to the joint ventures as at December 31, 2018. The Group’s joint ventures cannot distribute its profits without the unanimous consent from the parties of the joint arrangement.

32.	Subsequent Events

Issuance of stock warrant (Stock option) to directors (excluding the outside directors) of the Company

At the annual general meeting of shareholders held on March 28, 2019, and in compliance with Article 236, 238 and 239 of the Companies Act of Japan, the Company resolved to issue stock options (warrants) to directors of the Company (excluding the outside directors) and to delegate the board of directors to determine the subscription requirements. The details of the stock options are as follows:

Candidates and numbers of candidates	Four of the Company’s directors, excluding outside directors.

Class of share to be issued upon exercise of stock options	Common shares

Total number of shares

A maximum of 3,024,000 shares will be issued. If it is appropriate to adjust the number of allotted shares subject to stock acquisition rights because of a transaction such as a share split or share consolidation, the Company will adjust the number of allotted shares as necessary to reasonable extent.

Amount of payments upon exercise of stock options

The exercise price will be obtained by multiplying 1.05 by the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange for each day (excluding any day on which no trade is executed) of the month preceding the month in which the day that the stock options were allotted, and any fraction less than one yen arising from such calculation will be rounded up. However, when the exercise price calculated using this method is lower than the closing price (or closing price immediately preceding trading day when there is no closing price) of the shares of the Company’s common share on the allotment

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Investments in Associates and Joint Ventures (continued)

32.	Subsequent Events (continued)

Issuance of stock warrant (Stock option) to directors of the Company (continued)

date, the exercise price will be the closing price on the allotment date of the stock option. If it is appropriate to adjust the exercise price because of a transaction such as a merger, an issuance of shares for subscription, a share split or share consolidation, the Company will adjust the exercise price as necessary to reasonable extent.

Exercise period for stock options	The exercise period for stock options will be from the day exactly three years following the vested date until the day exactly ten years after the vested date.

Conditions for exercise of stock options

The recipients of warrants must be in a position of director of the Company or its subsidiaries or associates at the time of exercising the stock options. However, this condition does not apply in cases of retirement of a director of the Company or its subsidiaries or associates due to the expiration of his or her term of office, or other cases acknowledged to have a valid reason by the Company’s board of directors. If the recipient meets a certain condition prescribed in the Company’s compensation policy, stock options may be exercised with a limitation on the number of stock options witch can be exercised.

Matters relating to transfer on acquisition of stock options	Transfer of stock options will be subject to approval by resolution of the Company’s board of directors.

Matters relating to substitute payment	—

Matters relating to granting of stock options in association with organizational restructuring	—

Other matters concerning stock options shall be determined at the meeting of the Company’s board of directors, which will be held after the general meeting of shareholders at March 28, 2019.

Issuance of stock warrant (Stock option) to outside directors of the Company

At the annual general meeting of shareholders held on March 28, 2019, and in compliance with Article 236, 238 and 239 of the Companies Act of Japan, the Company resolved to issue stock options (warrants) to outside directors of the Company to determine the subscription requirements. The details of the stock options are as follows:

Candidates and numbers of candidates	Three of the Company’s outside directors.

Class of share to be issued upon exercise of stock options	Common shares

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Investments in Associates and Joint Ventures (continued)

32.	Subsequent Events (continued)

Issuance of stock warrant (Stock option) to directors of the Company (continued)

Total number of shares

A maximum of 24,000 shares will be issued. If it is appropriate to adjust the number of allotted shares subject to stock acquisition rights because of a transaction such as a share split or share consolidation, the Company will adjust the number of allotted shares as necessary to reasonable extent.

Amount of payments upon exercise of stock options

The exercise price will be obtained by multiplying 1.05 by the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange for each day (excluding any day on which no trade is executed) of the month preceding the month in which the day that the stock options were allotted, and any fraction less than one yen arising from such calculation will be rounded up. However, when the exercise price calculated using this method is lower than the closing price (or closing price immediately preceding trading day when there is no closing price) of the shares of the Company’s common share on the allotment date, the exercise price will be the closing price on the allotment date of the stock option. If it is appropriate to adjust the exercise price because of a transaction such as a merger, an issuance of shares for subscription, a share split or share consolidation, the Company will adjust the exercise price as necessary to reasonable extent.

Exercise period for stock options	The exercise period for stock options will be from the day exactly three years following the vested date until the day exactly ten years after the vested date.

Conditions for exercise of stock options

The recipients of warrants must be in a position of director of the Company or its subsidiaries or associates at the time of exercising the stock options. However, this condition does not apply in cases of retirement of a director of the Company or its subsidiaries or associates due to the expiration of his or her term of office, or other cases acknowledged to have a valid reason by the Company’s board of directors.

Matters relating to transfer on acquisition of stock options	Transfer of stock options will be subject to approval by resolution of the Company’s board of directors.

Matters relating to substitute payment	—

Matters relating to granting of stock options in association with organizational restructuring	—

Other matters concerning stock options shall be determined at the meeting of the Company’s board of directors, which will be held after the general meeting of shareholders at March 28, 2019.