Form 20-F/A
period 2018-12-31
LINE Corp
filed 2019-06-28
CIK 1611820

As filed with the Securities and Exchange Commission on June 28, 2019

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

Satoshi Yano

Telephone: +81-3-4316-2050; E-mail: ir@linecorp.com; Facsimile: +81-3-4316-2131

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares, each representing one share of common stock	LN	New York Stock Exchange, Inc.

Common Stock*	LN*	New York Stock Exchange, Inc.*

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.     Yes   ☐    No   ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.     Yes   ☒    No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).     Yes   ☒    No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

U.S. GAAP  ☐    International Financial Reporting Standards as issued by the International Accounting Standards Board  ☒    Other   ☐

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

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2018 (the “Annual Report”), which was originally filed with the U.S. Securities and Exchange Commission on March 29, 2019. The purpose of this Form 20-F/A is solely to include the financial statements and related notes of Snow Corporation as Exhibit 15.1 in compliance with Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (“Rule 3-09”).

Rule 3-09 requires, among other things, that separate financial statements for unconsolidated subsidiaries and investees accounted for by the equity method be included in the Form 20-F when such entities are individually significant. We have determined that our equity method investment in Snow Corporation, which is not consolidated in our financial statements, was significant under Rule 3-09 and Rule 1-02(w) of Regulation S-X in relation to our financial results for the years ended December 31, 2017 and December 31, 2018. This Form 20-F/A is therefore filed solely to supplement the Annual Report with the inclusion of the audited financial statements and related notes of Snow Corporation as of January 1, 2017, December 31, 2017 and December 31, 2018 and for the years ended December 31, 2017 and December 31, 2018 (collectively, the “Snow Corporation Financial Statements”).

Except for the inclusion of Exhibit 15.1, this Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

Item 18 of the Annual Report is amended and supplemented by including the Snow Corporation Financial Statements as Exhibit 15.1 hereto.

Item 19.	Exhibits

Item 19 of the Annual Report is amended by the addition of the following exhibits:

12.1	—	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	—	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.1	—	Consolidated Financial Statements of Snow Corporation

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINE Corporation
(Registrant)

/s/ In Joon Hwang
Name: In Joon Hwang
Title: Chief Financial Officer

Date: June 28, 2019

4