Form 20-F/A
period 2018-12-31
LINE Corp
filed 2019-09-27
CIK 1611820

As filed with the Securities and Exchange Commission on September 27, 2019

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F/A

(Amendment No. 2)

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

EXPLANATORY NOTE

This Amendment No. 2 to Form 20-F (the “Form 20-F/A”) amends our annual report on Form 20-F for the year ended December 31, 2018, which was originally filed with the U.S. Securities and Exchange Commission on March 29, 2019, and which was amended on June 28, 2019 (the “Annual Report”). The purpose of this Form 20-F/A is solely to include the financial statements and related notes of LINE MOBILE Corporation (“LINE MOBILE”) as Exhibit 15.2 in compliance with Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (“Rule 3-09”).

Rule 3-09 requires, among other things, that separate financial statements for unconsolidated subsidiaries and investees accounted for by the equity method be included in the Form 20-F when such entities are individually significant. LINE MOBILE was one of our wholly owned subsidiaries until we entered into a partnership agreement with SoftBank Corporation concerning LINE MOBILE, pursuant to which our interest in LINE MOBILE decreased from 100.0% to 49.0% on April 2, 2018, with SoftBank Corporation holding the remaining interest. This resulted in LINE MOBILE being accounted for as an associate under the equity method, rather than as a consolidated subsidiary. We have determined that our equity method investment in LINE MOBILE was significant under Rule 3-09 and Rule 1-02(w) of Regulation S-X in relation to our financial results for the year ended December 31, 2018.

This Form 20-F/A is therefore filed solely to supplement the Annual Report with the inclusion of the audited financial statements and related notes of LINE MOBILE as of March 31, 2019 and for the period of April 2, 2018 to March 31, 2019 (the “LINE MOBILE Financial Statements”).

Except for the inclusion of Exhibit 15.2, this Form 20-F/A does not reflect events occurring after the filing of the Annual Report and does not modify or update the disclosure therein in any way except as described above. No other changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

PART III

Item 17.	Financial Statements

Not applicable.

Item 18.	Financial Statements

Item 18 of the Annual Report is amended and supplemented by including the LINE MOBILE Financial Statements as Exhibit 15.2 hereto.

Item 19.	Exhibits

Item 19 of the Annual Report is amended by the addition of the following exhibits:

12.1	—	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	—	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.2	—	LINE MOBILE Financial Statements

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINE Corporation
(Registrant)

/s/ In Joon Hwang
Name: In Joon Hwang
Title: Chief Financial Officer

Date: September 27, 2019

3