Form 20-F
period 2019-12-31
LINE Corp
filed 2020-03-27
CIK 1611820

As filed with the Securities and Exchange Commission on March 27, 2020

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Satoshi Yano

Telephone: +81-3-4316-2050; E-mail: ir@linecorp.com; Facsimile: +81-3-4316-2131

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol	Name of Each Exchange on Which Registered
American Depositary Shares, each representing	LN	New York Stock Exchange, Inc.
one share of common stock

Common Stock *		New York Stock Exchange, Inc.*

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

None

As of December 31, 2019, there were 241,133,142 shares of common stock outstanding

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.    Yes  ☒    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.    Yes  ☐    No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.    Yes  ☒    No  ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§ 232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files)    Yes  ☒    No  ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definition of “large accelerated filer,” “accelerated filer,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

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

ii

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

FORWARD-LOOKING STATEMENTS

This annual report contains forward-looking statements with respect to our current plans, estimates, strategies and beliefs. Forward-looking statements include, but are not limited to, those statements using words such as “anticipate,” “believe,” “continues,” “expect,” “estimate,” “intend,” “project,” “aim,” “plan,” “likely to,” “target,” “contemplate,” “predict,” “potential” and similar expressions and future or conditional verbs such as “will,” “would,” “should,” “could,” “might,” “can,” “may,” or similar expressions generally intended to identify forward-looking statements. These forward-looking statements are based on information currently available to us, speak only as of the date hereof and are based on our current plans and expectations and are subject to a number of known and unknown uncertainties and risks, many of which are beyond our control. As a consequence, current plans, anticipated actions and future financial position and results of operations may differ significantly from those expressed in any forward-looking statements in this annual report. You are cautioned not to unduly rely on such forward-looking statements when evaluating the information presented and we do not intend to update any of these forward-looking statements. Risks and uncertainties that might affect us include, but are not limited to:

•	whether the Planned Offer (defined below in “Item 3. Key Information—Recent Developments—The Planned Transaction”) will be commenced or will close;

•	the timing of the Planned Offer;

•

obtaining the requisite consents to the Planned Offer and the Planned Transaction (defined below in “Item 3. Key Information—Recent Developments—The Planned Transaction”), including, without limitation, the risk that a regulatory approval that may be required for the Planned Transaction is delayed, is not obtained, or is obtained subject to conditions that are not anticipated;

•	whether the conditions for the Planned Offer and the Planned Transaction will be satisfied or waived;

•

the possibility that, prior to the completion of the Planned Transaction, our business and our relationships with employees, collaborators, vendors and other business partners may experience significant disruption due to transaction-related uncertainty;

•	shareholder litigation in connection with the Planned Offer or the Planned Transaction potentially resulting in significant costs of defense, indemnification and liability;

•	our ability to attract and retain users and increase the level of engagement of our users;

•	our ability to improve user monetization;

•	our ability to successfully enter new markets and manage our business expansion;

•	our ability to compete in the global social network services market;

•	our ability to develop or acquire new products and services, improve our existing products and services and increase the value of our products and services in a timely and cost-effective manner;

•	our ability to maintain good relationships with platform partners and attract new platform partners;

•	our ability to attract advertisers to the LINE platform and increase the amount that advertisers spend with LINE;

•	our expectations regarding our user growth rate and the usage of our mobile applications;

•	our ability to increase revenues and our revenue growth rate;

•	our ability to timely and effectively scale and adapt our existing technology and network infrastructure;

•	our ability to successfully acquire and integrate companies and assets;

•	our future business development, results of operations and financial condition;

•	the regulatory environment in which we operate;

•	fluctuations in currency exchange rates and changes in the proportion of our revenues and expenses denominated in foreign currencies; and

•	changes in business or macroeconomic conditions.

You are urged to read the sections “Item 3.D. Risk Factors,” “Item 4. Information on the Company” and “Item 5. Operating and Financial Review and Prospects” of this annual report for a more complete discussion of the factors that could affect our performance and the industry in which we operate.

LIMITATIONS OF USER METRICS

We review a number of metrics, including MAUs, DAUs and MPUs, to evaluate our business, measure our performance, identify trends affecting our business, formulate business plans and make strategic decisions. Our MAUs, DAUs and MPUs are calculated using our internal data. While these numbers are based on what we believe to be reasonable estimates of our user base for the applicable period of measurement, there are inherent challenges in measuring usage of our products and services across large online and mobile populations around the world. For example, each LINE account is linked to a mobile phone number, and there may be multiple LINE accounts held by the same person if the person carries multiple smartphones and has chosen to download the LINE messaging application on each smartphone. In addition, our data regarding user geographic location for purposes of reporting the geographic location of our MAUs, DAUs, and MPUs is based on the mobile phone number associated with the account when a user initially registered the account on LINE. The phone number may not always accurately reflect a user’s actual location at the time of user engagement on our platform. See “Item 3.D. Risk Factors—Certain of our user metrics are subject to inherent uncertainties in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and negatively affect our business.”

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

Recent Developments—The Planned Transaction

On December 23, 2019, SoftBank Corp., a joint stock company incorporated under the laws of Japan, NAVER Corporation, Z Holdings Corporation, a joint stock company incorporated under the laws of Japan and we entered into a business integration agreement (the “Business Integration Agreement”) concerning the business integration of Z Holdings Corporation and us (the “Planned Transaction”). If consummated, the Planned Transaction will result in making us a privately held company and integrating the business operations of Z Holdings Corporation and us.

The Planned Offer is the first step in a series of transactions with the purpose of consummating the Planned Transaction in a spirit of equal partnership. The Planned Transaction aims to combine the management and operational resources of LINE and Z Holdings Corporation, and to bring together their respective customer bases. It is expected that the combined company will strengthen and pursue synergies in the respective businesses currently operated by LINE and Z Holdings Corporation and make investments to expand into new business areas, such as AI, commerce, fintech, advertising and online-to-offline, with the aim of growing into a leading internet company in Japan and the rest of Asia. While formulation of the business plan for the integrated LINE-Z Holdings Corporation (the “Integrated Company”) will be considered further after the Planned Transaction has been completed currently, LINE expects to realize synergies in the following areas:

(i) Synergies in attracting customers

By connecting LINE’s communication platform, which has a user base of 82 million active users per month in Japan and 104 million active users per month abroad, with the e-commerce service sites of Z Holdings Corporation’s group of companies (including Yahoo Shopping, PayPay Mall, PayPay Flea Market, YAHUOKU!, ZOZOTOWN, Yahoo Travel, Ikyu.com and others), the expectation is that there will be increased customer traffic to all of Z Holdings Corporation’s group services, with the greatest impact being on e-commerce services. LINE has a broad user demographic, including people who rarely or never use e-commerce services, and the expectation is that synergies in this area can be developed at an early stage by applying the know-how for accelerating customer referrals that were obtained through past collaboration between SoftBank Corp. and Ikyu.com. In addition, it is anticipated that the number of users and their retention rates will increase for the Integrated Company because it will be able to reach users of the LINE platform through their official LINE accounts, which provide direct access to those users.

(ii) Synergies with Fintech business

By collaborating on the payments and financial businesses that each of Z Holdings Corporation and LINE are already actively promoting, and making further improvements in terms of increasing the user base and increasing, and making joint use of, the number of retail outlets compatible with Z Holdings Corporation’s and

LINE’s payment and financial services, greater convenience for both users and retail outlets can be expected. In addition, the companies believe it will be possible for Z Holdings Corporation and LINE to strengthen their existing fintech businesses by utilizing their strong customer bases, which already use Z Holdings Corporation’s or LINE’s payments services, as well as from taking advantage of cost reductions from operational efficiencies resulting from shared business activities.

(iii) Marketing business synergies

By utilizing the “multi-big data” of both the Z Holdings Corporation group and the LINE group, the companies believe that all companies engaged in marketing activities in Japan will be able to conduct their own marketing activities more productively, making it possible to improve sales as a result of increased advertising unit prices and cross-selling of the Integrated Company group’s advertising products. In addition, by exploiting Z Holdings Corporation’s and LINE’s complementary product lineups, together with developing the O2O (Online-to-Offline)/OMO (Online Merges with Offline) field as a new area for advertising, LINE expects expanded integrated marketing solutions that will have a synergistic effect on the Integrated Company and its users.

(iv) Synergies in new business / system development

By increasing engineering resources and sharing Z Holdings Corporation’s and LINE’s know-how regarding system development, LINE expects it will be possible for the Integrated Company to create more attractive services for its customers. Although acceleration of development in various fields is expected, Z Holdings Corporation and LINE have been focusing their resources on developing AI infrastructure in particular. LINE intends that the Integrated Company will further strengthen and accelerate AI infrastructure development that will support all of the Integrated Company group’s services. In addition to the above, Z Holdings Corporation and LINE plan to continue to study opportunities for additional areas of collaboration to create more business synergies for the Integrated Company.

The Planned Transaction is expected to be implemented by carrying out the following transactions:

(i)

NAVER Corporation (directly or indirectly through a wholly-owned subsidiary (“NAVER Purchaser”)) and SoftBank Corp., will jointly implement a tender offer (the “Planned Offer”) in Japan and the United States. The Planned Offer, the commencement of which is expected to take place later this year subject to certain conditions precedent (the “Conditions Precedent”), will be for:

(a)

all of our outstanding shares of our common stock and all of our American Depositary Shares (“ADSs”), each representing one share of our common stock, exclusive of shares and ADSs held by NAVER Corporation, for ¥5,380 per share or ADS;

(b)	all of the outstanding stock acquisition rights issued by us for shares of our common stock, for ¥1 per stock acquisition right, and

(c)

all of our zero coupon convertible bonds due 2023 (the “Convertible Bonds due 2023”) and all of our zero coupon convertible bonds due 2025 (the “Convertible Bonds due 2025,” and together with the Convertible Bonds due 2023, the “Convertible Bonds”), issued on September 20, 2018, that may under certain conditions be converted into shares of our common stock, exclusive of Convertible Bonds held by NAVER Corporation, for ¥7,203,820 per ¥10,000,000 principal amount of Convertible Bonds due 2023 and ¥7,155,400 per ¥10,000,000 principal amount of Convertible Bonds due 2025.

(ii)	In the event that the Planned Offer is completed and not all of the common stock and ADSs are acquired in Planned Offer, a squeeze-out will be undertaken to take LINE private and keep

NAVER Corporation and SoftBank Corp. as the only shareholders of LINE (the “LINE Squeeze-out”).

(a)	The LINE Squeeze-out will be implemented through a share consolidation or, if that is not feasible, other squeeze-out procedures to be negotiated by the parties in good faith.

(b)

Assuming that the LINE Squeeze-out is implemented through a share consolidation, we will hold an extraordinary general meeting of shareholders on a date to be separately agreed upon by NAVER Corporation and SoftBank Corp. to propose the approval of the share consolidation pursuant to Article 180(2) of the Companies Act and amendments to our articles of incorporation to enable the share consolidation. NAVER, NAVER Purchaser and SoftBank Corp. will vote in favor of such proposals.

(c)

Subject to the effectuation of the share consolidation, we will, as soon as practicable, sell to NAVER Purchaser and SoftBank Corp. the number of common stock equivalent to the total sum of the fractions of common stock (rounded down to the nearest whole number, the “Total Fractional Shares”) resulting from the share consolidation at a price equal to such total sum of the fractions multiplied by the share consolidation ratio of the share consolidation multiplied by the offer price. We will apply for the permission of the court of voluntary sale in accordance with the procedures stipulated in Article 235 of the Companies Act and other relevant laws and regulations, and immediately after obtaining the court’s permission regarding such sale, NAVER Purchaser and SoftBank Corp. will each purchase half of the Total Fractional Shares.

(d)	We will deliver the proceeds from such sale to the shareholders other than the NAVER Purchaser and SoftBank Corp. in proportion to their respective fractional shares.

(iii)

We will take the necessary steps to delist our common stock and the ADSs from the Tokyo Stock Exchange and the New York Stock Exchange, respectively, apply to the Kanto Local Finance Bureau of the Financial Services Agency of Japan (the “FSA”) for the suspension of its obligations to submit annual securities reports, and to suspend our reporting obligations and to terminate our registration under the U.S. Securities Exchange Act of 1934, as amended (the “Exchange Act”).

(vii)

SoftBank Corp. and NAVER Corporation will then engage in a series of transactions to transfer the shares of Z Holdings Corporation currently held by SoftBank Corp.’s subsidiary, Shiodome Z Holdings Co., Ltd., to us. This will entail, among other transactions, our issuing new shares of common stock to SoftBank Corp.

(viii)

SoftBank Corp. will transfer a portion of its shares of our common stock to NAVER Corporation and/or one of its subsidiaries such that SoftBank Corp. and NAVER Corporation would each own, directly or indirectly, 50% of the voting rights in us (the “JV Formation”). As a result of the JV Formation, we will become a consolidated subsidiary of SoftBank.

(ix)

We will transfer to a wholly owned subsidiary of ours (the “LINE Successor”), by way of an absorption-type corporate split (the “Corporate Split”), our entire business other than our rights and obligations under contracts that we entered into in connection with shares of Z Holdings Corporation, the Planned Transaction and the Corporate Split.

(x)

After the Corporate Split has taken effect, a share exchange (the “Share Exchange”) will be carried out, as a result of which Z Holdings Corporation will become the 100% parent company of the LINE Successor and the LINE Successor will become the wholly owned subsidiary of Z Holdings Corporation.

Item 3.A.	Selected Financial Data

The consolidated statement of financial position data as of December 31, 2018 and 2019 and the consolidated statement of profit or loss data for the years ended December 31, 2017, 2018 and 2019 have been derived from our audited consolidated financial statements and related notes included in this annual report. The consolidated statement of financial position data as of December 31, 2015, 2016 and 2017 and the consolidated statement of profit or loss data for the years ended December 31, 2015 and 2016 have been derived from our consolidated financial statements and related notes not included in this annual report. These consolidated financial statements and the related notes have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (the “IASB”).

The information set forth below is not necessarily indicative of the results of future operations.

Consolidated Statement of Profit or Loss Data

	For the year ended December 31,
	2015	2016	2017	2018	2019
	(in millions of yen, except share and per share data)
Revenues and other operating income:
Revenues(1)	¥120,406	¥140,704	¥167,147	¥207,182	¥227,485
Other operating income	474	5,892	12,011	28,099	3,211

Total revenues and other operating income	120,880	146,596	179,158	235,281	230,696
Operating expenses:
Payment processing and licensing expenses	(28,742)	(29,781)	(29,589)	(30,823)	(35,874)
Sales commission expenses(2)	(288)	(615)	(899)	(15,960)	(15,995)
Employee compensation expenses	(35,572)	(39,445)	(42,469)	(57,493)	(70,265)
Marketing expenses	(16,596)	(11,833)	(15,477)	(20,311)	(33,022)
Infrastructure and communication expenses	(7,712)	(7,770)	(9,087)	(10,483)	(10,821)
Outsourcing and other service expenses(2)	(11,845)	(13,779)	(24,007)	(31,825)	(41,892)
Depreciation and amortization expenses(3)	(3,733)	(5,100)	(7,149)	(11,135)	(22,737)
Other operating expenses(3)	(14,432)	(18,376)	(25,403)	(41,141)	(39,087)

Total operating expenses	(118,920)	(126,699)	(154,080)	(219,171)	(269,693)

Profit (loss) from operating activities	1,960	19,897	25,078	16,110	(38,997)
Finance income	71	87	257	413	512
Finance costs	(106)	(65)	(26)	(519)	(1,980)
Share of loss of associates and joint ventures	(205)	(833)	(6,321)	(11,148)	(13,412)
Loss on foreign currency transactions, net	(520)	(43)	(818)	(902)	(72)
Other non-operating income	157	9	1,963	869	3,878
Other non-operating expenses	(1,887)	(1,062)	(1,988)	(1,469)	(1,545)

Profit (loss) before tax from continuing operations	(530)	17,990	18,145	3,354	(51,616)
Income tax benefits (expenses)	146	(8,904)	(9,922)	(9,522)	(384)

Profit (loss) for the period from continuing operations	(384)	9,086	8,223	(6,168)	(52,000)
Profit (loss) from discontinued operations, net of tax	(7,588)	(1,982)	(13)	376	584

Profit (loss) for the period	(7,972)	7,104	8,210	(5,792)	(51,416)

	For the year ended December 31,
	2015	2016	2017	2018	2019
	(in millions of yen, except share and per share data)
Attributable to:
The shareholders of the Company	(7,582)	6,763	8,078	(3,718)	(46,888)
Non-controlling interests	(390)	341	132	(2,074)	(4,528)
Earnings per share:
Basic profit (loss) for the period attributable to the shareholders of the Company	¥(43.33)	¥34.84	¥36.56	¥(15.62)	¥(196.07)
Diluted profit (loss) for the period attributable to the shareholders of the Company	(39.12)	31.48	34.01	(15.62)	(196.07)
Earnings per share from continuing operations
Basic profit (loss) from continuing operations attributable to the shareholders of the Company	0.04	45.05	36.62	(17.20)	(198.51)
Diluted profit (loss) from continuing operations attributable to the shareholders of the Company	0.03	40.70	34.06	(17.20)	(198.51)
Earnings per share from discontinued operations
Basic profit (loss) from discontinued operations attributable to the shareholders of the Company	(43.37)	(10.21)	(0.06)	1.58	2.44
Diluted profit (loss) from discontinued operations attributable to the shareholders of the Company	(39.15)	(9.22)	(0.05)	1.58	2.44
Basic weighted average shares outstanding	174,992,000	194,083,995	220,945,548	238,074,806	239,142,707
Diluted weighted average shares outstanding	193,797,566	214,874,008	237,552,706	238,074,806	239,142,707

(1)

For a discussion of the impact of our adoption of IFRS 15 Revenue from Contracts with Customers (“IFRS 15”) on revenue recognition, see “Item 5.B. Liquidity and Capital Resources—Critical Accounting Judgments, Estimates and Assumptions— Revenue Recognition.”

(2)

Due to our adoption of IFRS 15 starting on January 1, 2018, “sales commission expenses,” which were part of “authentication and other service expenses” prior to January 1, 2018, are now presented separately as a new line item, with the remainder of “authentication and other service expenses” re-categorized as “outsourcing and other service expenses,” starting from the year ended December 31, 2018. Such change in presentation has also been applied retrospectively.

(3)

We have adopted IFRS 16 Leases (“IFRS 16”) from the fiscal year beginning January 1, 2019. Due to this adoption, we recognize right-of-use assets related to properties. Under the previous standard, we recognized rent expenses as other operating expenses; however, after adopting IFRS 16, we instead recognize depreciation expenses relating to right-of-use assets under depreciation and amortization expenses. For a discussion of the impact of our adoption of IFRS 16, see “Item 5.A. Operating Results—Recently Adopted Accounting Standards—The Impact of IFRS16.”

Consolidated Statement of Financial Position Data

	As of December 31,
	2015		2016	2017	2018		2019
	(in millions of yen)
Cash and cash equivalents	¥33,652		¥134,698	¥123,606	¥256,978		¥217,345
Trade and other receivables	27,248		28,167	42,892	37,644		42,680
Property and equipment	10,501		9,029	15,125	24,726		25,024
Right-of-use assets(1)	—		—	—	—		54,337
Total assets	122,159		256,089	303,439	486,587		541,352
Corporate bonds	510	(2)	—	—	142,132	(3)	142,851	(3)
Lease liabilities(1)	—		—	—	—		56,637
Total liabilities	104,626		95,066	113,462	278,073		366,689
Share capital	12,596		77,856	92,369	96,064		96,737
Total shareholders’ equity	17,533		161,023	189,977	208,514		174,663
Equity attributable to the shareholders of the Company	17,743		160,834	185,075	198,916		158,133
Equity attributable to non-controlling interests	(210)		189	4,902	9,598		16,530

(1)

Consists of the outstanding amounts of the unsecured corporate bonds we issued in August 2013 with an aggregate principal amount of ¥1,500 million, all of which were repaid during the year ended December 31, 2016.

(2)

Consists of the outstanding amounts of the convertible bonds we issued in September 2018. For further details, see “Item 5.B. Liquidity and Capital Resources—Liquidity and Capital Resources—Cash Flows—Net Cash Provided by Financing Activities” and Note 15 of the notes to our annual consolidated financial statements.

(3)

For the year ended December 31, 2019, we recognized right-of-use assets and corresponding lease liabilities as a result of our adoption of IFRS 16. For further details, see Item 5.A. Recently Adopted Accounting Standards—The Impact of IFRS 16 and Note 3 (30) of the notes to our annual consolidated financial statements.

Item 3.B.	Capitalization and Indebtedness

Not applicable

Item 3.C.	Reasons for the Offer and Use of Proceeds

Not applicable

Item 3.D.	Risk Factors

Risks Related to the Planned Offer and Planned Transaction

The conditions of the Planned Offer may not be satisfied at all or in the anticipated timeframe.

Under the Business Integration Agreement, the commencement of the Planned Offer is subject to certain conditions. Satisfaction of certain of the conditions, such as the receipt of required regulatory approvals, the approval of the shareholders of Z Holdings Corporation with respect to the Share Exchange, or the absence of circumstances that would make the Planned Transaction or the achievement of its purposes extremely difficult due to material adverse effects on the parties to the agreement, is not within our control, and difficulties in otherwise satisfying the conditions may prevent, delay, or otherwise materially and adversely affect the commencement of the Planned Offer. We cannot predict with certainty whether and when any of the required conditions will be satisfied. If the Planned Offer does not receive, or timely receive, the required antitrust approvals and clearances, or if another event occurs delaying or preventing the Planned Offer, such delay in commencing or completing, or failure to commence or complete, the Planned Offer may create uncertainty or otherwise have negative consequences that may materially and adversely affect our financial condition and results of operations.

While the Planned Transaction is pending, we are subject to business, legal and regulatory uncertainties and contractual restrictions that could disrupt our business.

The Planned Offer and subsequent steps in the Planned Transaction, and as well as any uncertainties concerning them, may have a variety of adverse effects on our business and operations while they are pending, including the following.

•

The Planned Transaction could divert our management’s attention and resources from our ongoing business and operations, which may prevent us from capitalizing on business opportunities or managing risks or challenges that should be addressed.

•

Our current and prospective employees and other key personnel may feel uncertain about the effect of the Planned Transaction. This uncertainty may impact our ability to recruit, hire and retain personnel while the Planned Transaction is pending on terms acceptable to us or at all. Conversely, current and prospective personnel may come to have concerns about the likelihood of the consummation of the Planned Transaction, such that delays or other difficulties that are encountered in conducting the Planned Transaction may make it more difficult to recruit, hire and retain such persons on terms acceptable to us or at all.

•

Our business partners may view the Planned Transaction negatively. If we are unable to reassure our business partners to continue transacting with us despite the Planned Transaction, such business partners may seek alternative relationships with third parties or seek to alter their business relationship with us. As a result, we may, for example, suffer disruptions in our existing businesses, be unable to seize on opportunities for which we need the cooperation of our business counterparties, or have to reformulate our business or operational strategies in light of the change.

•

The Business Integration Agreement requires us to operate our business in compliance with applicable laws and regulations, with the due care of a prudent manager and within the ordinary course of business until the effective date of the Share Exchange. It also restricts us from taking certain actions with respect to certain of our businesses and financial affairs without the prior approval of the other parties to the Business Integration Agreement until the effective date of the Share Exchange. These constraints may reduce our ability to react swiftly to changing circumstances.

•

We may be subject to legal or regulatory proceedings in connection with the Planned Transaction. Following the announcement of proposed business combinations, for example, litigation is often brought against a company and its board of directors by security holders seeking various kinds of relief. If such lawsuits are filed against us in relation to the Planned Transaction, they could prevent the Planned Transaction from being completed within the expected timeframe or at all, increase the costs associated with the Planned Transaction, and distract our directors and officers from their normal duties or their execution or oversight of the Planned Transaction.

•

Regulatory authorities that are considering the Planned Transaction may impose, as a condition to granting the requisite approvals, conditions that require us to divest as yet unspecified parts of our existing businesses, including property, plant and equipment, inventories and product rights recognized as assets in the consolidated balance sheet at December 31, 2019. The proceeds that we can obtain from the disposal of any such items may not be sufficient to cover the full future value of the divested business to us or the carrying amount of the associated assets. This could also lead to our reporting reduced sales in future periods and to the recognition of additional asset impairments or divestment losses in future periods.

•

In addition, whether or not the Planned Transaction is consummated, while it is pending, we will continue to incur costs, fees, expenses, and charges related to the Planned Transaction, which may be material.

Such risks may have a material adverse effect on our business, financial condition, or results of operations. The Planned Transaction may be pending, and thus we may be subject to these risks, for a significant period of time after the date hereof: the Planned Offer is expected to commence no earlier than May 2020, with the actual timing depending on, among other factors, when the conditions precedent for the Planned Offer, including the receipt of certain government approvals, are satisfied.

Our executive officers and directors may have interests that are different from, or in addition to, those of our shareholders generally.

Our executive officers directors may have interests in the Planned Transaction that are different from, or are in addition to, those of our shareholders generally. These interests include direct or indirect ownership of our stock options following the completion of the Planned Transaction. In addition, certain of our directors have current or prior business or personal relationships with NAVER Corporation, SoftBank Corp. and Z Holdings Corporation, and each of their respective representatives. Such interests may influence their decisions concerning the Planned Transaction in ways that are not fully aligned with the interests of our shareholders generally. These interests could also cause our executive officers or directors to have perceived conflicts of interest in recommending approval of the Planned Offer and Planned Transaction.

In the event that the Planned Offer is not consummated, or doubts relating to whether the Planned Transaction will be consummated arise, the trading price of our common stock and our future business and results of operations may be negatively affected.

The conditions to the commencement of the Planned Offer may not be satisfied, as noted above. Furthermore, the Business Integration Agreement may be terminated under certain circumstances, including (i) the agreement to do so by all parties to the agreement, (ii) the Planned Offer not commencing by June 23, 2021, or (iii) a party, prior to the commencement of the Planned Offer, giving written notice to all other parties to the Agreement upon the occurrence of certain events, such as a material breach of the Business Integration Agreement or certain insolvency or similar events. In such an event case, the Planned Offer would likely not be commenced.

If the Planned Offer is not consummated, we will have incurred, or would remain liable for, significant transaction costs, and the focus of our management would have been diverted from seeking other potential strategic opportunities, in each case without realizing any benefits of the Planned Transaction.

Furthermore, if we do not consummate the Planned Offer, or if doubts relating to whether the Planned Transaction will be consummated arise, the price of our common stock may decline significantly from the current market price, regardless of the state of our business at the time, as we believe the current market price reflects a market assumption that the Planned Offer will be consummated as currently contemplated.

In addition, a failure of the Planned Offer and the subsequent Planned Transaction, or doubts relating to whether the Planned Transaction will be consummated, may result in negative publicity and a negative impression of us in the investment community, and have a negative impact on our ability to raise additional financing or conduct business combinations in the future.

Finally, any disruptions to our business resulting from the announcement and pendency of the Planned Transaction, including any adverse changes in our relationships with our business partners and current or potential personnel, could continue or accelerate in the event of a failed transaction or heightened uncertainty about the Planned Transaction.

For these and other reasons, not consummating the Planned Transaction could adversely affect our business and results of operations.

If the Planned Offer is consummated, our ADSs will be delisted, and an active public market for our ADSs may cease to exist.

If the Planned Offer is consummated, there will be a substantial reduction in the number of shareholders of the Company and, consequently, there may no longer be an active public market for ADSs. In addition, under the Business Integration Agreement we are required, in connection with the implementation of the LINE Squeeze-out, to take such steps as may be required to delist the Company’s ADSs from the New York Stock Exchange.

To the extent that LINE de-lists the ADSs after the consummation of the Planned Offer, the absence of an active trading market in Japan and the United States would reduce the liquidity of your ADSs and the underlying shares of our common stock.

SoftBank Corp. and NAVER Corporation have announced that if the Planned Offer is completed, they intend to carry out the LINE Squeeze-Out, with the goal of acquiring any shares of our common stock or our ADSs not tendered during the acceptance period of the Planned Offer. In such case, you may be forced, subject to any ability to exercise applicable appraisal rights, to sell your ADSs to SoftBank Corp. and NAVER Corporation at the same amount per ADS as the tender offer price for shares of our common stock in the Planned Offer.

Risks Related to Our Business

If we fail to retain existing users or add new users, or if our users decrease their level of engagement with LINE, our revenue, financial results and business may be significantly harmed.

The size of our user base and our users’ level of engagement are critical to our success, and our financial performance has been and will continue to be significantly determined by our success in adding, retaining and engaging active users. From our inception, we experienced our largest user growth in Japan, Thailand, Taiwan and Indonesia. For example, our aggregate MAUs in Japan, Thailand and Taiwan were 135 million in December 2017, 144 million in December 2018 and 149 million in December 2019. Despite such growth, the growth rate of our users in such markets has declined over time as we achieved higher penetration rates in those markets. In Indonesia, we have experienced a decrease in the number of our MAUs starting in the second quarter of 2017 primarily due to intensified competition in that market, and our MAUs in Indonesia were 32 million in December 2017, 20 million in December 2018 and 15 million in December 2019. In part due to refocusing of our marketing efforts on these key countries in line with our increased emphasis on monetization in markets where we have achieved leading market positions, we have experienced a significant decrease not only in total MAUs but also in the level of user engagement outside of the four countries, and there may be further decreases in the future.

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

•	we fail to provide adequate customer service to users or advertisers or maintain relationships with key platform partners such as advertisement agencies and mobile game developers;

•	there are increased user concerns related to privacy and information sharing, safety or security;

•	there are adverse changes in our products or services that are mandated by legislation, regulatory authorities or legal proceedings;

•	technical or other problems prevent us from delivering our products and services in a rapid and reliable manner or otherwise negatively affect user experience; or

•	we fail to maintain our brand image or our reputation is damaged.

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

Our ability to monetize our user base and user engagement is critical to our business and financial performance. We plan to continue to invest in product development and explore additional monetization opportunities, including those related to fintech, artificial intelligence (“AI”) and blockchain, in our largest markets such as Japan, Taiwan, Thailand and Indonesia and in other markets, but there is no guarantee that these efforts will be successful. For example, we are currently pursuing a variety of new business initiatives related to fintech, including mobile payment and online financial services, and whether we will be able to successfully monetize these new services remains uncertain. In addition, users and advertisers in certain markets are not as familiar with new forms of digital advertising, such as LINE Official Accounts and Sponsored Stickers, as well as display ads posted on Timeline, LINE NEWS and Smart Channel. In newer markets, we are investing to convince users and advertisers of the benefits of our products and services. However, it remains our expectation that monetizing efforts in many of these new markets may require a significant investment of time and resources, which may not result in sufficient, or any, returns to recover such investment.

We continue to seek ways to increase our revenue by selectively introducing commissions and other charges with respect to our existing products and services that are currently offered for free, as well as adding new advertising services and developing other new revenue generating products and services. However, there is no guarantee that our efforts to further monetize our products and services will be successful in generating significant new revenues or profits. Furthermore, our monetization efforts could have a negative effect on user engagement and user base growth if such efforts discourage users from using our products and services. In addition, our competitors may introduce new revenue models in the future, and if such new revenue models are perceived as offering a better value proposition to users than the models that we currently use or plan to implement, our customers may switch to our competitors’ products and services. If our monetization efforts are not as successful as we anticipate, we may not be able to maintain or grow our revenues, and our business, financial condition and results of operations could be adversely affected.

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

We compete in highly competitive industries characterized by rapidly changing products and services, evolving industry standards and continual improvements in performance characteristics and product features. Rapidly evolving user preferences may lead to certain products and services becoming less competitive, or even obsolete. Accordingly, our success depends greatly on our ability to anticipate and respond to emerging user preferences and demands by ensuring continuing and timely development and provision of new, as well as enhancements to existing, products and services. In order to respond to such preferences and demands, we may develop and introduce new products and services, including in areas where we have little or no prior development or operating experience. For example, in March 2017, we launched our next-generation AI platform called “Cloud Virtual Assistant (or “Clova”),” which enables voice interfaces to process a wide range of real-world inputs and deliver our products and services in a coherent and optimized manner.

In addition, some of our strategic initiatives that we expect will enhance our attractiveness to users and provide us with new sources of revenue may not directly or immediately generate revenue and may even hurt our profitability at least in the short term. Our new products and services may bring us into contact, directly or indirectly, with entities that are not within our traditional customer/partner base or result in competing with entities that are our existing business partners. We may also enter into new business areas that require a number of licensing or registration requirements, as well as subject us to additional regulations applicable to the relevant industry in a number of jurisdictions. For example, in recent years, we have focused our strategy on exploring a variety of new business opportunities related to fintech. Some of our recent fintech-related activities include, among others, expansion of services available to our users through LINE Pay, pursuit of alliances with reputable players in the financial services industry to offer new services related to insurance, online securities brokerage, consumer loans and internet banking on the LINE platform, as well as the launch of BITFRONT (previously known as BITBOX) and BITMAX, our cryptocurrency exchanges in Singapore and Japan, respectively. We are also pursuing business opportunities related to blockchain, such as LINK, the base digital token for our blockchain ecosystem, which we have been developing since the second quarter of 2018. As many of these strategic initiatives are still in the early stages of operation, there can be no assurance that they will gain market acceptance and be used widely by our existing and potential users.

We expect to continue to expend significant time and resources in developing, launching and marketing these and other strategic initiatives. These ambitions could place significant strain on our management, personnel, operations, systems, financial resources and internal financial control and reporting functions.

Moreover, any of these activities could expose us to new risks, including additional regulatory scrutiny and credit-related and other operational risks, such as inventory risk for our unsold products. We have previously developed and introduced new products and services or entered into new business areas that did not lead to the results we anticipated, which may again occur in the future. There can be no assurance that we will succeed in developing products and services that eventually become widely accepted, that we will be able to timely release products and services that are commercially viable, or that we will establish ourselves as a successful player in a new business area. Our inability to do so would have an adverse impact on our business, financial condition and results of operations.

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

The risks we face in connection with, acquisitions and investments also include:

•	diversion of management time and focus from operating our business to addressing acquisition and integration challenges;

•	challenges associated with the integration of product development and marketing and sales functions of the acquired / investee company or business;

•	challenges associated with the retention of key employees from the acquired / investee company or business;

•	cultural and operational challenges associated with integrating employees from the acquired company or business into our organization;

•	challenges associated with the integration of accounting, management information, human resources and other administrative systems of the acquired company or business;

•	the need to implement or improve controls, procedures and policies at a business that prior to the acquisition or investment may have lacked effective controls, procedures and policies;

•	liability for activities of the acquired / investee company or business before the acquisition or investment, respectively, including intellectual property infringement claims;

•	unfavorable or restrictive contractual terms that govern our relationship with the acquired / investee company or business;

•	unanticipated write-offs or charges or impairment of goodwill;

•	recognition of our share of loss of associates and joint ventures that are accounted for under the equity method; and

•	litigation or other claims in connection with the acquired / investee company or business, including claims from terminated employees, customers, former shareholders or other third parties.

Our failure to address these risks or other problems encountered in connection with our past or future acquisitions or our investments could cause us to fail to realize the anticipated benefits of these acquisitions or investments, cause us to incur unanticipated liabilities, or could otherwise harm our business generally. Future acquisitions or investments could also result in dilutive issuances of our equity securities or the incurrence of debt, contingent liabilities, amortization expenses or incremental operating expenses.

Japan is our largest market in terms of revenue, and our current business and future growth could be materially and adversely affected if we experience a decline in users or user engagement in Japan.

We are incorporated in Japan, and Japan is our largest market in terms of revenue. We also have the broadest product and service offerings in Japan, and we generated 72.6%, 71.6% and 73.2% of our revenues in Japan in 2017, 2018 and 2019, respectively. We expect to continue to derive a substantial portion of our revenues from Japan in the near future. In general, a higher proportion of LINE users in Japan are paying users than LINE users in other countries, and our continued growth will depend, at least in part, on maintaining or increasing revenues from users in Japan. In recent quarters, our active user growth rate in Japan has slowed, and our business performance in Japan will increasingly depend on our ability to increase the level of user engagement and our ability to further monetize users’ engagement with LINE. Our current business and future growth could be materially and adversely affected if we experience a decline in users or user engagement in Japan.

Due to the importance of the Japanese market to our business, we are also subject to macroeconomic risks specific to Japan. See “—A downturn in macroeconomic conditions may result in reduced demand for our products and services.”

A downturn in macroeconomic conditions may result in reduced demand for our products and services.

Our business is sensitive to global economic conditions and depends on demand from our user base. In addition, demand for our advertising services is primarily driven by advertising spending levels of our advertising customers in our four key markets, particularly Japan. There are many macroeconomic factors that influence consumer confidence and spending behavior, including the level of inflation and unemployment, fluctuations in energy prices and conditions in the real estate markets. Global economic conditions have deteriorated in recent years, with global financial and capital markets experiencing substantial volatility and disruption. Such developments have been caused by, and continue to be exacerbated by, among other things, the slowdown of economic growth in China and other major emerging market economies, adverse economic and political conditions in Europe and Latin America and continuing geopolitical and social instability in North Korea and various parts of the Middle East, as well as a deterioration in economic and trade relations between the United States and its major trading partners, including China. The overall prospects for the global economy and the industries in which we operate in 2020 and beyond remain uncertain.

In recent years, the economic indicators in Japan, our largest market in terms of revenue and user base, have also shown mixed signs, and the strength of the Japanese economy is subject to many factors beyond our control. For example, the impact of Brexit on the Japanese economy and on the value of the Japanese yen against currencies of other countries in which we generate revenue in the long term is uncertain. In addition, an increase in the consumption tax rate that became effective in October 2019 is adversely impacting the Japanese economy, potentially impacting consumer spending and advertising spending by businesses.

In addition, the outbreak of the COVID-19 disease caused by SARS-CoV-2, a new strain of coronavirus, has adversely affected the global economy, including the Japanese economy. While the full macroeconomic effect that COVID-19 or the government responses to it will have on the global economy, or on the economies of our principal geographic markets, will not be known for some time, our operations have been impacted, and may be further impacted, by them. For example, while we are still in the process of assessing their current and potential future impact on our operations generally, we are aware that our LINE Friends business has been adversely affected by the outbreak of the virus in China and Korea and the government measures taken in response to it, due to such factors as the business’s manufacturing operations there having been halted as well as the decrease in the number of customers visiting our offline stores in such countries. To the extent that the outbreak persists, it may have a significant adverse effect on our financial condition and results of operations, both through causing disruption in our supplies and marketing channels as described above, as well as in other ways such as triggering a downturn in consumer spending or corporate expenditures. In addition, if stock prices suffer a sustained decline on account of the COVID-19 outbreak and government measures in response to it, we will likely need to record valuation losses on our equity investments in our listed subsidiaries or our listed equity-method associates; such losses may be significant.

Any further deterioration of the Japanese or global economy may result in further decline in consumption that would have a greater negative impact on demand for our products and services and their prices.

A substantial portion of our revenues is derived from our advertising products. The loss of our advertisers, reduction in spending by our advertisers or failure to achieve market acceptance of new advertising products and services could negatively affect our business.

A substantial portion of our revenues is derived from our advertising products and services. As is common in the industry, our advertisers typically do not have long-term advertising commitments with us. Many of our advertisers spend only a relatively small portion of their overall advertising budget with us. In addition, some of our advertisers may view our products, such as LINE Official Accounts, as experimental or unproven. Advertisers may not continue to do business with us, or they may reduce the prices or spending they are willing to pay to advertise with us, if we do not deliver advertisements and other commercial content in an effective manner, or if they do not believe that their investment in our advertising products and services will generate a competitive return relative to alternative methods of advertising.

In addition, our ability to increase our revenue will depend in large part on our ability to create successful new advertising products, as well as improving features of existing products and services on our platform that further enhance the media value for our advertising business. For example, in 2018, we completed a series of enhancements to various functionalities of our display ads platform, which we believe would lead to improved operational capabilities, upgraded targeting technology and enhanced user experience. In 2019, we launched a new advertisement product called “Smart Channel” which allows advertisements to be posted prominently at the top of our users’ chat lists. Although we expend a significant amount of time and resources on these efforts, such initiatives may not always lead to the anticipated benefits. We may also introduce new and unproven advertising products and services, using advertising technology with which we have little or no prior development or operating experience. If new advertising products and services fail to engage advertisers, we may fail to generate sufficient revenue to justify investment and our business may be adversely affected.

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

We offer various games on our LINE platform through Apple App Store and Google Play, and they accounted for a substantial portion of our revenues in 2017, 2018 and 2019. As of December 31, 2019, we offered 30 games, of which 22 games were developed by third-party game developers and 8 games were developed by us. Accordingly, we believe that maintaining successful partnerships with, and the ability to attract and select from, third-party game developers are important for our success. Existing and prospective mobile game developers may not be successful in developing games that create and maintain user engagement. Additionally, although our general policy is to enter into new contractual arrangements with third-party game developers to become the exclusive distributor of their games in a particular market, to the extent such arrangements are not yet in place, developers may choose to provide their content on other platforms, including mobile platforms controlled by our competitors, rather than offering them on the LINE platform. Our failure to maintain good relationships with third-party game developers or attract new developers could adversely affect our business, financial condition and results of operations.

Historically, we have depended on a small number of games for a majority of our mobile game revenues, and we expect that this dependence will continue for the foreseeable future. Our growth in this area depends on our ability to consistently launch new games that achieve significant popularity, as well as to upgrade popular games with new features that our users find attractive. It is difficult to anticipate user preferences or demand, particularly as we procure new games in new genres or new markets, and constant enhancement requires the investment of significant resources. We plan to continue to focus on game development not only through internal development but also through investments in associates by entering into strategic partnerships with experienced players in the game industry. Our success in part will depend on our ability to find and collaborate effectively with such partners. See “—Our acquisitions and investments may not be successful in achieving their intended goals and could harm our business, financial condition and results of operations.”

In recent years, our revenues from LINE Games have declined, with total MAUs steadily decreasing from 39 million in December 2014 to 15 million in December 2019. As a relatively small portion of our players account for a large portion of our revenues from LINE Games, we must constantly seek new ways to convert non-paying players into paying players and attract and retain paying players. However, the success and performance of new and existing games is volatile and difficult to predict. If we fail to offer attractive in-game items, make unpopular changes to existing in-game items or offer games that do not encourage purchases of in-game items or upgrades of game versions, or if we fail to successfully launch new games that attract and retain a significant number of users or if upgrades and launches of new titles are delayed, revenues from our games will decrease and our business, financial condition and results of operations could be materially harmed.

We generate a significant portion of our revenues from communication services from our sale of Stickers, the market for which continues to evolve, and if the popularity or profitability of Stickers declines, our business and future growth could be negatively affected.

We generate a significant portion of our revenues from communication services from the sale of Stickers featuring characters developed by us, as well as licensed from third parties, including our users who design Stickers to be sold on LINE Creators Market. The market for the sale of Stickers continues to evolve, and the growth of such market and the level of demand for, and market acceptance of, our Stickers are subject to a high degree of uncertainty. In particular, a substantial majority of revenues from the sale of our Stickers has been derived from sales in Japan, and there can be no assurance that such products will achieve a similar level of market acceptance elsewhere. Over time, users in Japan may also lose interest in purchasing new Stickers. In recent years, our revenues from the sale of Stickers have declined. Revenues from our sale of Stickers depend to a large extent on our ability to consistently launch new and different types of Stickers that achieve significant popularity and effectively respond to changes in consumer demographics and public tastes and preferences. We also depend on third-party character developers and licensors for content that accounts for a substantial portion of our Sticker sales, and we expect that this dependence will continue for the foreseeable future. In addition, we launched a subscription package for Stickers in July 2019, in which we offer users the right to use a large collection of Stickers for a flat monthly fee. Depending on the impact that this has on our users’ spending patterns for Stickers, total revenue from Stickers may decrease, as any revenues from such subscription packages may not offset decreases in revenues from traditional sales of Stickers. A decline in the popularity of our Stickers, or the failure to maintain revenues from our Stickers business, would negatively affect our business, financial condition and results of operations.

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

We rely primarily on Apple App Store and Google Play as the channels for downloads of LINE and applications offered on the LINE platform, as well as processing of payments, and any deterioration in our relationship with either of them may negatively impact our business.

We rely primarily on Apple App Store and Google Play as the channels for downloads of LINE and applications offered on the LINE platform as well as the processing of payments for our products and services. We expect that we will continue to rely on Apple App Store and Google Play for downloads of our applications, as well as most of the payment processing for our products and services. Accordingly, we believe that maintaining successful partnerships with Apple and Google is critical to our success.

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

We have incurred significant operating losses in the past. We recorded loss for the year of ¥7,972 million in 2015 and, although we recorded profit for the year of ¥7,104 million in 2016 and ¥8,210 million in 2017, we again recorded loss for the year of ¥5,792 million in 2018 and ¥51,416 million in

2019. Even though our revenues have grown over the years, from ¥167,147 million in 2017 to ¥207,182 million in 2018 and ¥227,485 million in 2019, our revenue growth rate has slowed in recent years and may do so in the future due to a variety of factors. We believe that our future revenue growth will depend on, among other factors, our ability to attract new users while retaining current users, increase user engagement and advertisement engagement, increase our brand awareness, compete effectively, maximize our sales efforts, demonstrate a positive return on investment for advertisers and successfully develop and operate new products and services. Accordingly, you should not rely on the revenue growth of any prior quarterly or annual period as an indication of our future revenue growth.

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

We are dependent on the interoperability of LINE with popular mobile operating systems, such as iOS and Android, and to a lesser extent, web browsers, such as those for Windows and Mac OS, that we do not control. Any changes in such operating systems or web browsers that degrade the functionality of our products or services or give preferential treatment to our competitors’ products or services could adversely affect usage of our products and services. In addition, if the number of platforms for which we develop our products or services expands, it will result in an increase in our operating expenses.

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

Our reputation and ability to attract, retain, and serve our users is dependent in large part upon the reliable performance of LINE and our underlying technical infrastructure. Our systems may not be adequately designed with the necessary reliability and redundancy to avoid performance delays or outages that could be harmful to our business. We have experienced, and may in the future experience, service disruptions, outages and other performance problems due to a variety of factors, including infrastructure changes, human or software errors, hardware failure, capacity constraints due to an overwhelming number of people accessing our products and services simultaneously, computer viruses, denial of service or fraud or security attacks. Our technical infrastructure is also vulnerable to the risk of damage from natural disasters, such as earthquakes and typhoons, as well as from acts of terrorism or other criminal acts. Our services and products also incorporate software that is highly technical and complex. Our software has contained, and may now or in the future contain, undetected errors, bugs or vulnerabilities. Some errors in our software code may only be discovered after the code has been released. In particular, the operation of some of our new fintech businesses, as well as our LINE Clova AI platform and blockchain-related initiatives implicates complex technological and operational considerations, including technical or systematic issues that may arise in the ordinary course of business. In order to address such technical difficulties, we may need to make fundamental changes to the configurations or specifications of the underlying systems we use or expend a significant amount of time and resources to obtain the technical skills or expertise needed to adequately address such issues. Any such difficulties could have a material impact on our ability to deliver the products and services we intend to offer, reduce our reliability and harm our reputation.

In addition, a substantial portion of our network infrastructure is provided by third parties. Any disruption or failure in the services we receive from these providers could harm our ability to handle existing or increased traffic and could significantly harm our business. For example, in May 2019, LINE Pay Corporation, our subsidiary engaged in mobile payment services, extended the duration of a 30 billion yen giveaway promotional campaign, as certain users were not able to open LINE Pay accounts in order to participate in it, or to complete the requisite identity verification process. These technical difficulties were caused by the large volume of people seeking to participate in a short period of time, overwhelming the infrastructure of certain of our service providers and partner institutions. Any financial or other difficulties these providers face may also adversely affect our business, and we exercise little control over these providers, which increases our vulnerability to problems with the services they provide. In the event of a significant issue with the third-party network infrastructure supporting our network traffic, some of our products and services may become inaccessible or users may experience difficulties accessing our products and services. Any disruption or failure in our infrastructure could hinder our ability to handle existing or increased traffic on our platform, which could significantly harm our business.

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

If our security measures are breached, or if our products and services are subject to attacks or misuse that disrupt or deny the ability of users to access our products and services, our products and services may be perceived as not being secure and users and advertisers may curtail or stop using our products and services.

Our products and services involve the storage and transmission of large amounts of users’ and advertisers’ confidential information, and security breaches expose us to a risk of unauthorized access to this information, which may lead to improper use or disclosure of such information, ensuing potential liability and litigation, any of which could harm our reputation and adversely affect our business. From time to time, we experience cyber-attacks of varying degrees, including ones that may involve hackers planting malicious codes into our servers that remain dormant until initiated at some point in the future, making it difficult to measure the potential damage that could result from such attack or to detect such breach altogether. In particular, some of the fintech businesses that we have relatively recently begun to operate, or plan to operate, including insurance, online securities brokerage, consumer loans, internet banking and cryptocurrency exchange, as well as our LINE Clova AI platform and blockchain-related initiatives, among others, are likely to increase the amount and sensitivity of user information that we collect, which in turn would increase the risk of cyber-attacks.

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

Since our users and advertisers may use their LINE accounts to establish and maintain online identities, unauthorized communications from LINE accounts that have been compromised, as well as spam accounts posing as such users and advertisers, may damage our users’ and advertisers’ reputations and brands, as well as ours. Any such breach or unauthorized access could result in significant legal and financial exposure, damage to our reputation and a loss of confidence in the security of our products and services, which could have an adverse effect on our business, financial condition and results of operations.

Because the techniques used to obtain unauthorized access, disable or degrade service or sabotage systems change frequently and there are often unknown vulnerabilities that are not recognized until exploited against a target, we may be unable to anticipate these techniques and vulnerabilities, address them promptly or to implement adequate preventative measures. In addition, some cyber-attacks are designed to evade detection, such as attacks designed to extract information from targets at a slow rate, which further complicate efforts to detect and resolve system breaches in a timely manner. If an actual or perceived breach of our security occurs or the market perception of the effectiveness of our security measures is harmed, we could lose users and advertisers and we may incur significant legal and financial exposure, including legal claims and regulatory fines and penalties.

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

We emphasize growth and the increase in engagement of our user base over short-term financial results. Due in part to such focus, our quarterly financial results have fluctuated in the past and are likely to fluctuate in the future. As a result, you should not rely upon our past quarterly financial results as indicators of future performance. You should also take into account the risks and uncertainties frequently encountered by companies in rapidly evolving markets. Our financial results in any given quarter or fiscal period can be influenced by numerous factors occurring in a particular period, many of which we are unable to predict or are outside of our control, including:

•	the development and introduction of new products or services by us or our competitors and their market acceptance;

•	our ability to attract and retain advertisers;

•	the growth of revenue sources, as well as adjustments in fees charged to users and advertisers;

•	increases in marketing, sales and other operating expenses that we may incur to grow and expand our operations and to remain competitive;

•

seasonal fluctuations in spending by our advertisers, especially in Japan where a majority of companies end their fiscal year on March 31, and advertising spending is traditionally stronger in our fourth and first quarters due to year-end effects and companies trying to spend their advertising budgets before the close of their fiscal year;

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

The products and services we offer, including those relating to fintech, AI and blockchain, subject us to a variety of laws and regulations in Japan and elsewhere. For example, LINE Pay, our mobile payment service application, enables our users to make payments, regardless of their mobile carrier, on LINE Store and a number of select online and offline partner retail stores. We have also entered into, and have recently established partnership and joint venture opportunities with reputable players in the financial services industry to offer new services related to insurance, online securities brokerage, consumer loans and internet banking, among others, on the LINE platform. See “Item 4.B. Business Overview—Our Products and Services—Strategic Business Segment—Others—Fintech.”

We are subject to a variety of laws and regulations in Japan and elsewhere, including those governing money transmission, payment settlement, e-commerce, electronic funds transfers, anti-money laundering, identification, counter-terrorist financing and cryptocurrencies. In some jurisdictions, the application or interpretation of these laws and regulations is not clear. For example, we are registered as a funds transfer service provider and issuer of prepaid payment instruments for third-party businesses in Japan and elsewhere through LINE Pay Corporation, which generally requires us to demonstrate compliance with many domestic laws in these areas. In addition, we act as an intermediary in some of our fintech services, such as LINE Insurance and LINE

Smart Invest, which subjects us to a number of registration and other operational laws in Japan. See “Item 4.B. Business Overview—Regulation.”

With respect to our cryptocurrency operations, governments have reacted differently to cryptocurrencies, with certain governments deeming them illegal and others allowing their use and trade. Various foreign jurisdictions may, in the near future, adopt laws, regulations, or directives that could adversely affect BITFRONT or BITMAX, or ownership of LINK, including, but not limited to, restricting the right to acquire, own, hold, sell, use or trade cryptocurrencies or to exchange cryptocurrencies for fiat currency. Governments could also take regulatory action that would increase the cost of, or subject cryptocurrency companies to, additional regulation. In addition, there is significant uncertainty with respect to the tax treatment of an investment in cryptocurrency. Cryptocurrencies may be considered assets in certain jurisdictions, or currencies in others. As such, it is difficult to determine exactly how cryptocurrency will be taxed in any given year which could negatively impact adoption of the cryptocurrency and consequently the results of our operations. Such restrictions or regulatory actions could have a material adverse effect on our ability to pursue business in the cryptocurrency space, which would have a material adverse effect on our business, financial condition and results of operations.

Furthermore, in the event that we are found to be in violation of any of these or other similar legal or regulatory requirements after they come into effect, or if there is a delay in the implementation of internal systems and controls necessary to ensure compliance with such requirements, we may be subject to monetary fines or other penalties or sanctions, such as a cease and desist order, or we may be required to make product changes, any of which could have an adverse effect on our business, financial condition and results of operations.

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

Our cryptocurrency exchange business exposes us to a number of legal and regulatory risks

Growth in our cryptocurrency exchange business will expose us to increasing levels of legal and regulatory risks, including, among others, potential liability from disputes over terms of a cryptocurrency trade or from claims that a system or operational failure caused monetary losses to a customer, as well as potential liability from claims that we that we provided materially false or misleading statements in connection with a transaction, facilitated unauthorized transactions or did not take adequate steps to prevent such transactions. Dissatisfied customers frequently make claims against their service providers regarding quality of trade execution, improperly settled trades, mismanagement or even fraud.

In addition, flaws or vulnerabilities in the information security of our cryptocurrency exchanges may be exposed by hackers to commit theft, which could cause large financial harm to users of our platforms and also harm the reputation of our cryptocurrency exchanges and call into question the security and reliability of our other services. A number of cryptocurrency exchanges, such as Mt. Gox, Coincheck, Bitfinex, Bitpoint and Upbit, have been targets of hacking resulting in harm to users, including exposed login and other information and significant financial losses. Such attacks have in some cases led to protracted legal disputes and the liquidation of exchanges.

We could also be exposed to substantial liability under laws, regulations and court decisions in the various countries where we operate such as Japan, the United States and Singapore, including rules and regulations promulgated by the FSA, the SEC and the Monetary Authority of Singapore. Such regulators are vested with broad enforcement powers over exchanges in their respective jurisdictions, including powers to censure, fine, issue cease-and-desist orders, prohibit an exchange from engaging in some of its operations or suspend or revoke an exchange’s recognition, license or registration. Any investigation or proceedings carried out by a regulator, whether successful or unsuccessful, could result in substantial costs and diversions of resources and could adversely affect our business, financial condition and operating results. In addition, an adverse resolution of any lawsuit or claim against us may require us to pay substantial damages or impose restrictions on how we conduct our business, either of which could adversely affect our cryptocurrency business, and the reputation of LINE, both in Japan and abroad, which could have a significant negative impact on our business, financial condition and results of operation.

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

For example, in December 2019, we launched LINE Healthcare, which allows users to communicate with doctors through our platform. Provision of this service subjects us to the Act on Securing Quality, Efficacy and Safety of Products, Including Pharmaceuticals and Medical Devices. In addition, while the Ministry of Health, Labour and Welfare of Japan has established guidelines for remote healthcare businesses, we believe that we are not subject to such guidelines. Any changes in these guidelines and laws and regulations could have an adverse effect on the business of LINE Healthcare. Moreover, since the remote healthcare industry is relatively young and expected to continue to undergo significant legal and regulatory changes for the foreseeable future, we cannot predict the effect of possible future legislation, regulation and enforcement (including those related to the Medical Practitioners’ Act), which could have an adverse effect on our business, financial condition and operating results.

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

The Payment Services Act of Japan (the “Payment Services Act”) requires entities that engage in business activities involving advance payments from customers to purchase prepaid payment instruments, such as virtual currencies, to set aside for such customers amounts covering at least 50% of the total amount of the unused amounts or credits represented by such instruments issued as of the end of either the first or third quarter of any year (if such total amount is more than ¥10 million), either by making a deposit or by entering into guarantee or trust agreements, as well as to refund any remaining balance of virtual currencies issued, after providing at least 60 days’ prior public notice, if those entities stop selling such virtual currencies. If any of our in-game items for which we have not made a deposit or entered into a guarantee or trust agreement, is deemed a prepaid payment instrument, it may become necessary to enter into additional arrangements to comply with the Payment Services Act requirement in connection with any such in-game items. While we intend to enter into additional guarantee agreements to meet any additional deposit requirements, entering into additional guarantee agreements will require us to pay guarantee fees equal to the contractual amount times a guarantee fee rate, and there is no assurance that we will be able to enter into additional guarantee agreements on favorable terms when required, or at all. Any failure to enter into contractual arrangements on terms satisfactory to us when required may adversely affect our business, financial condition, results of operations and/or reputation.

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

We also rely on non-patented proprietary information and technology, such as trade secrets, confidential information, know-how and technical information. While in certain cases we have agreements in place with employees and third parties that place restrictions on the use and disclosure of this intellectual property, these agreements may be breached, or this intellectual property may otherwise be disclosed or become known to our competitors, which could cause us to lose competitive advantages resulting from this intellectual property. We are also pursuing registration of trademarks and domain names in Japan and in many jurisdictions outside of Japan. Effective protection of trademarks and domain names is expensive and difficult to maintain, both in terms of application and registration costs, as well as the costs of defending and enforcing those rights. We may be required to protect our rights in an increasing number of countries, in a process that is expensive and may not be successful, or which we may not pursue in every country in which our products and services are distributed or made available.

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

As we face increasing competition and gain an increasingly high profile, patents and other intellectual property claims against us may grow. There may be intellectual property or other rights held by others, including issued or pending patents, that cover significant aspects of our products and services, and we cannot be sure that we are not infringing or violating, and have not infringed or violated, any third-party intellectual property rights or that we will not be held to have done so or be accused of doing so in the future. Any claim or litigation alleging that we have infringed or otherwise violated intellectual property or other rights of third parties, with or without merit, and whether or not settled out of court or determined in our favor, could be time-consuming and costly to address and resolve, and could divert the time and attention of our management and technical personnel; it may also result in reputational damage to us. Some of our competitors have substantially greater resources than we do and are able to sustain the costs of complex intellectual property litigation to a greater degree and for longer periods of time than we could. The outcome of any litigation is inherently uncertain, and there can be no assurance that favorable final outcomes will be obtained. In addition, plaintiffs may seek, and we may become subject to, preliminary or provisional rulings in the course of any such litigation, including potential preliminary injunctions requiring us to cease some or all of our operations. We may decide to settle such lawsuits and disputes on terms that are unfavorable to us. Similarly, if any litigation to which we are a party is resolved adversely, we may be subject to an unfavorable judgment that may not be reversed upon appeal. The terms of such a settlement or judgment may require us to cease some or all of our operations or pay substantial amounts to the other party. In addition, we may have to seek a license to continue practices found to be in violation of a third party’s rights. If we are required or choose to enter into royalty or licensing arrangements, such arrangements may not be available on reasonable terms, or at all, and may significantly increase our operating costs and expenses. As a result, we may also be required to develop or procure alternative non-infringing technology or discontinue use of the technology. The development or procurement of alternative non-infringing technology could require significant effort and expense or may not be feasible. An unfavorable resolution of any disputes and litigation could adversely affect our business, financial condition and results of operations.

Fluctuation of the value of the Japanese yen against certain foreign currencies may have a material adverse effect on the results of our operations.

Some of our foreign operations’ functional currencies are not the Japanese yen, and the financial statements of such foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations. In 2017, 2018 and 2019, 27.4%, 28.4% and 26.8%, respectively, of our revenues were derived from markets outside of Japan, and we expect that an increasing portion of our revenues and expenses in the future will be denominated in currencies other than the Japanese yen. Accordingly, our consolidated financial results and assets and liabilities may be materially affected by changes in the exchange rates of foreign currencies in which we conduct our business. We strive to naturally offset our foreign exchange risk by matching foreign currency receivables with our foreign currency payables, and our overseas subsidiaries seek to conduct business transactions in the local currency of the respective market in which the transactions occur. When deemed appropriate, we also selectively use derivative contracts, primarily foreign currency forward contracts. However, there can be no assurance that our hedging activities will be successful in protecting us from adverse impacts from currency exchange rate fluctuations, and fluctuation of the Japanese yen against certain foreign currencies may have a material adverse effect on our results of operations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” for a discussion of our foreign currency exposure and sensitivity analysis.

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

Due to the global nature of our business, we are subject to trade, economic sanctions and export laws and regulations in various jurisdictions that may govern or restrict our business, and we, our directors and officers, may be subject to fines or other penalties for non-compliance with applicable trade, economic sanctions and export laws and regulations.

The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) administers and enforces certain laws and regulations (“OFAC Sanctions”) that impose restrictions upon U.S. persons regarding dealings with or related to certain countries and territories, governments, entities and individuals. Even though non-U.S. persons are not always directly bound to comply with OFAC Sanctions, non-U.S. persons can be held liable for violations of OFAC Sanctions on various legal grounds, such as with respect to dealings in U.S. goods, services, or technology, or involving U.S. parties, causing violations by U.S. persons, or by engaging in transactions completed in part in the United States. In addition to the OFAC Sanctions, the United States maintains numerous secondary sanction programs that provide authority for the imposition of U.S. sanctions on foreign parties that engage in certain dealings with Iran and other U.S. sanctions targets, regardless of whether there is a nexus to the United States. For example, non-U.S. persons can be sanctioned for engaging in dealings with certain persons on OFAC’s Specially Designated Nationals (“SDN”) list.

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

We had approximately 0.4 million MAUs in Iran in December 2019, and our business with Iran represented approximately 0.002% of our revenues in 2019, which consisted primarily of sales of Stickers and in-game items in the ordinary course of business. In February 2017, LINE PLAY Corporation, which is owned by LINE Plus Corporation, our wholly-owned subsidiary in Korea, established a local branch in Iran, which subsequently ceased all operations and remains closed as of December 31, 2019.

NAVER Corporation, which owns more than 70% of the outstanding shares of our common stock, has substantial control over important corporate matters, and its interest may differ from those of our other shareholders.

As of December 31, 2019, NAVER Corporation owned approximately 72.6% of the outstanding shares of our common stock. As a result, NAVER Corporation exercises substantial control over matters requiring approval by our shareholders, including the election of directors and the approval of mergers, acquisitions or other extraordinary transactions. NAVER Corporation may also have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may also have the effect of delaying, preventing or deterring a change in control of our company, could deprive our shareholders of an opportunity to receive a premium for their shares of our common stock as part of a sale of our company and might ultimately affect the market prices of shares of our common stock and ADSs. In addition, through a private placement in September 2018, NAVER Corporation acquired half of the Convertible Bonds, which may be converted into shares of our common stock. See “Item 5.B. Liquidity and Capital Resources—Liquidity and Capital Resources—Cash Flows—Net Cash Provided by Financing Activities” and Note 15 of the notes to our annual consolidated financial statements.

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

Risks Related to Shares of our Common Stock and Our ADSs

The market prices of shares of our common stock and ADSs have been and may in the future be volatile, or may decline, regardless of our operating or financial performance.

The market prices of shares of our common stock and ADSs have been and may in the future be volatile. Market prices could be subject to wide fluctuations in response to various factors, many of which are beyond our control and may not be related to our operating or financial performance. Factors that could cause fluctuations in the market prices of shares of our common stock and ADSs include the following:

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

•

the public’s reaction to our and NAVER Corporation’s press releases, other public announcements, as well as filings with the Securities and Exchange Commission (the “SEC”) and the Kanto Local Finance Bureau (the “KLFB”) and timely disclosure of information required by the Tokyo Stock Exchange in our case and filings with the Korea Exchange in NAVER Corporation’s case;

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

We will be classified as a passive foreign investment company (a “PFIC”) in any taxable year in which, after taking into account our income and gross assets (and the income and assets of our subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of our gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of our assets is attributable to “passive assets” (assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2019 and currently intend to continue our operations in such a manner that we will not become a PFIC in the future. PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and ADSs may result in our becoming a PFIC. Additionally, the overall level of our passive assets will be significantly affected by changes in the amount of our cash, cash equivalents and securities held for investment, each of which may be classified as passive assets under the PFIC rules.

If we were to be or become classified as a PFIC, a U.S. Holder, as defined in “Item 10.E. Taxation—United States Federal Income Taxation,” that does not make a “mark-to-market” election may incur significantly increased U.S. federal income tax on gain recognized on the sale or other disposition of shares of our common stock or ADSs and on the receipt of distributions on the shares of our common stock or ADSs to the extent such distribution is treated as an “excess distribution” under the U.S. federal income tax rules. We do not intend to provide holders with the information necessary to make a “QEF election” (as described in “Item 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company”). Thus, a U.S. Holder seeking to mitigate the potential adverse effects of the PFIC rules should consider making a mark-to-market election. Additionally, if we were to be or become classified as a PFIC, a U.S. Holder of shares of our common stock or ADSs will be subject to additional U.S. tax form filing requirements, and the statute of limitations for collections may be suspended if the U.S. Holder does not file the appropriate form. See “Item 10.E. Taxation—United States Federal Income Taxation—Passive Foreign Investment Company.”

Substantial future sales of our common stock or the conversion into common stock of the Convertible Bonds, or the perception that these transactions could occur, could depress the market prices of the shares of our common stock and ADSs.

The market prices of the shares of our common stock and ADSs could decline as a result of sales of a large number of shares of our common stock or ADSs in the market or the conversion into common stock of the Convertible Bonds, and the perception that these transactions could occur may also depress the market prices of the shares of our common stock and ADSs. As of December 31, 2019, there were 2,376,000 shares of our common stock issuable upon exercise of outstanding stock options, and holders of our stock options may choose to exercise their options and sell all or a portion of their shares of our common stock on the Tokyo Stock Exchange or otherwise in Japan or abroad. As of December 31, 2019, our equity-settled and cash-settled employee stock ownership plans also held 1,524,392 shares of our common stock as treasury shares, have been granted from time to time as shares or cash (after sale of the underlying shares by the trust) as part of our share-based payments to our employees. In 2018, shareholders approved a plan to grant stock options to our directors, and our board of directors approved a plan to grant stock options or other share-based compensation to our executive officers and employees pursuant to our new share-based compensation plan adopted in 2019. See “Item 6.B. Compensation,” “Item 6.D. Employees” and Note 27 and Note 32 of the notes to our annual consolidated financial statements. In addition, we issued the Convertible Bonds in September 2018. See “Item 5.B. Liquidity and Capital Resources—Liquidity and Capital Resources—Cash Flows—Net Cash Provided by Financing Activities” and Note 15 of the notes to our annual consolidated financial statements”. We may require additional capital to support our operations and the growth of our business, and we cannot be certain that financing will be available on reasonable terms when required, or at all.” The conversion of some or all of these Convertible Bonds, or the anticipation of the possibility of such conversion, could also depress the market price of our common stock and ADSs. Moreover, our board of directors will be able to issue and sell additional shares of our common stock within the unissued portion of our authorized share capital, generally without any shareholder vote. Any such sales could cause the prices of the shares of our common stock and ADSs to decline.

If securities or industry analysts were to adversely change their recommendations regarding an investment in us, the prices of the shares of our common stock and ADSs or their trading volume could decline.

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

As a public company, we are subject to the reporting requirements of the Exchange Act, the U.S. Sarbanes-Oxley Act of 2002, the Dodd-Frank Act, the listing standards of the New York Stock Exchange as applicable to a foreign private issuer, which are different in some material respects from those required for a U.S. public company, as well as the reporting requirements under the Financial Instruments and Exchange Act of

Japan (the “FIEA”) and the rules of the Tokyo Stock Exchange. We also continue to prepare annual financial statements of LINE Corporation on a standalone basis in accordance with generally accepted accounting principles in Japan for Japanese reporting purposes in addition to preparing our consolidated financial statements in accordance with IFRS as issued by the IASB. Complying with these requirements is time-consuming and costly and places significant strain on our personnel, systems and resources. As a result of disclosure of information in filings and submissions required of a public company, our business and financial condition will become more visible, which may result in threatened or actual litigation, including by competitors, shareholders or third parties. If such claims are successful, our business and operating results could be harmed, and even if the claims do not result in litigation or are resolved in our favor, these claims, and the time and resources necessary to resolve them, could divert the resources of our management and harm our business and operating results.

As a foreign private issuer, we are permitted to rely on exemptions from certain New York Stock Exchange corporate governance standards applicable to public U.S. companies, as well as from certain disclosure requirements under the Exchange Act. This may afford less protection to holders of shares of our common stock or ADSs.

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

We may amend the deposit agreement without consent from holders of ADSs, and, if such holders disagree with our amendments, their choices will be limited to selling the ADSs or withdrawing the underlying shares of our common stock.

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

We are incorporated in Japan as a joint stock corporation with limited liability. Most of our directors are non-U.S. residents, and a substantial portion of our assets and the personal assets of our directors and executive officers are located outside the United States. As a result, when compared to a U.S. company, it may be more difficult for investors to effect service of process in the United States upon us or to enforce against us, our directors or executive officers, judgments obtained in U.S. courts predicated upon civil liability provisions of the federal or state securities laws of the U.S. or similar judgments obtained in other courts outside Japan. There is doubt as to the enforceability in Japanese courts, in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated solely upon the federal and state securities laws of the United States.

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

In December 2019, we entered into a business integration agreement with SoftBank Corp., NAVER Corporation and Z Holdings Corporation concerning the Planned Transaction. If consummated, the Planned Transaction will result in making us a privately held company and integrating the business operations of Z Holdings Corporation and us. See “Item 3. Key Information—Recent Development—The Planned Transaction.” The Planned Transaction is subject to certain conditions, as described in further detail in “Item 10.C—Material Contracts—Business Integration Agreement.”

Our legal and commercial name is LINE Corporation. Our principal executive offices are located at JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, 160-0022, Japan, and our telephone number is +81-3-4316-2050. Our English website address is http://linecorp.com/en/.

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

Overview

We are a leading global platform for mobile messaging and communication services, content distribution and life and financial services. Our mobile messaging application, which is the foundation of our “messaging services” and operates on all major mobile operating systems, enables our users to communicate through free instant messaging, Stickers and voice and video calls and serves as a smart portal to our other applications and services. We provide users with access to a wide range of social and creative content and services that satisfy our users’ individual needs for access to information and entertainment, such as mobile games and music, through our “content services,” as well as connected solutions that aim to satisfy increasingly sophisticated day-to-day needs of LINE users and further enhance their lives and financial welfare, including fintech services such as mobile payments and other financial services offered on the LINE platform, through our “life and financial services.” We believe that the integration on our LINE platform of content and services offers our users a convenient way to connect and have fun with their family and friends, explore and share their interests and satisfy their daily needs with greater ease, which we believe enriches the user experience and ultimately contributes to higher user loyalty while creating value for advertisers by connecting them with their target audience using the LINE platform.

We believe LINE is the leading mobile messaging application in Japan, Thailand and Taiwan in terms of the number of users, and we have obtained substantial numbers of users in other parts of Asia, including Indonesia. We have achieved this growth through active marketing of LINE as well as customizing our content offerings to suit local preferences and needs. We believe the scale and growth of our user base in many countries provide us with powerful network effects, whereby LINE becomes more valuable with more users and creates additional incentives for existing users to encourage new users to join and to stay connected to their circle of friends. We benefit from such network effects where more activity on LINE leads to the creation and distribution of more content, which in turn attracts more users, platform partners and advertisers. We will continue to invest in new products and services, and enhancements to our existing products and services, with the goal of further expanding our user base and increasing user engagement.

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

Our user engagement is driven by such communication being coupled with activities that are an indispensable part of users’ daily lives. LINE has evolved into an extensive platform that provides not only the ability to communicate but also access to a wide range of localized entertainment content and services related to daily life, such as games, video, music and news applications, offering our users richer experiences. With an increasing amount of activity on the internet being conducted through mobile applications, we believe that LINE provides a fast, versatile and user-friendly platform for the discovery of content and services in the mobile era. Our broad array of mobile services, combined with our large and highly engaged user base, gives us unique opportunities to offer greater personalization in terms of service and content offerings by introducing a range of application settings.

We believe that our user base provides attractive marketing opportunities for our advertisers. We allow advertisers to post “display ads” on our various communication and content offerings based on a bid-based advertisement distribution system with data analytics capabilities designed to help advertisers better reach their target audience. We also offer a wide variety of “account ads” through the LINE messaging application, such as LINE Official Accounts and Sponsored Stickers, allowing advertisers to direct their efforts and communication in a more targeted manner.

In recent years, we have focused our strategy on exploring a variety of new business opportunities related to fintech. Some of our recent fintech-related activities include, among others, expansion of services available to our users through LINE Pay, pursuit of alliances with reputable players in the financial services industry to offer new services related to insurance, online securities brokerage, consumer loans and internet banking on the LINE platform. Although most of these ventures are still in the early stages of operation, we believe that they have the potential to contribute to our operating results over the medium- to long-term, and we plan to continue to selectively pursue investment opportunities that we believe would further enhance our capabilities in the financial industry domain. During 2019, we launched various financial related services including LINE Score (which incorporates a credit scoring model), LINE Pocket Money (a personal unsecured loan services), and LINE Securities (an online securities brokerage and investment consultation service). Additionally, BITMAX, a cryptocurrency exchange, launched in September 2019 in Japan following the launch of BITBOX in July 2018. BITBOX is a cryptocurrency exchange for global users excluding Japan which was renamed to BITFRONT as of February 2020.

We are also continuing to focus our research and development efforts on emerging technologies, including AI and blockchain. Since the launch of our next-generation AI platform called LINE Clova in March 2017, we have continued to develop and strengthen our capabilities in AI. Through a series of LINE Clova-integrated smart speakers launched starting in October 2017, our users carry out a natural conversation with LINE Clova in engaging in a wide range of products and services offered by us and other third-party service providers. We are currently also pursuing business opportunities related to blockchain, including the launch of LINK, the base digital token for our blockchain ecosystem. During 2019, we launched LINE BRAIN where we provide AI related technologies, such as chatbot, optical character recognition and voice recognition etc., to external parties.

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

•

“Advertising” consisting of (i) “display advertising” that utilizes our various communication and content offerings, such as Smart Channel, Timeline, LINE NEWS and LINE TODAY, (ii) “account advertising” products and services such as LINE Official Accounts, Sponsored Stickers and LINE Point Ads and (iii) “other advertising” products and services such as LINE Part-Time Job, livedoor and Matome; and

•

“Communication, content and others” consisting of (i) “communication” products and services such as Stickers and Themes created by third parties and sold on LINE Creators Market, as well as Stickers and Themes created by us, (ii) “content” products and services such as LINE Games, LINE PLAY, LINE Manga, LINE Music and LINE Fortune, and (iii) “others” consisting of miscellaneous products and services.

•	Our “strategic business” segment that includes:

•	“LINE Friends” products and services mainly consisting of sales of LINE characters’ merchandise; and

•	“Others” primarily consisting of fintech businesses (including LINE Pay and other financial services delivered through the LINE platform), the LINE Clova AI platform, blockchain-related initiatives and e-commerce. This segment also included LINE Mobile until April 2018, when LINE MOBILE Corporation (“LINE MOBILE”), the provider of mobile virtual network operator (“MVNO”) services, became accounted for as an associate under the equity method rather than as a consolidated subsidiary.

As described in “Item 3. Key Information—Recent Development—The Planned Transaction,” Z Holdings Corporation and we have announced certain strategic initiatives that Z Holdings Corporation and we currently intend to execute as an integrated group after the consummation of the Planned Transaction. However, until Z Holdings Corporation and we receive the required regulatory approvals to conduct the Planned Transaction, Z Holdings Corporation and we intend to act as independent businesses, though subject to certain constraints set forth in the Business Integration Agreement. For a description of such contractual restrictions, see “Item 10.C—Material Contracts—Business Integration Agreement.”

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

Our advertising products and services consist primarily of the following:

Display Advertising

We offer “display ads,” which enable advertisers to display their advertisements to a large number of viewers on our various communication and content offerings, leveraging our large user base and data analytics capabilities. Our display ads are sold through a bid-based cost per mille (or cost per thousand) impressions (“CPM”) or cost per click (“CPC”) pricing model, depending on the type of advertisement, and our advertisers pay for qualifying impressions or click-through volume. We believe that our ability to help advertisers better target relevant users will steadily grow over time as we accumulate greater amounts of user data about their engagement activities on the LINE platform. Our display ads include:

•	Display Ads on Smart Channel. Advertisements can be posted prominently at the top of our users’ chat lists. Smart Channel utilizes AI to bring personalized information to users, which allows advertisers to send targeted messages to the right audience at the right time. Further, in January 2020, we announced the launch of video ad product on Smart Channel “Talk Head View.”

•

Display Ads on Timeline. Advertisements can be posted on our users’ Timeline, which appear at select locations as users scroll through various postings on their Timeline (for a fuller description of Timeline, see “—Communication, Content and Others—Communication—Timeline”). Such advertisements may include links to external corporate websites, promotions of application downloads or branding campaigns featuring video clips. Video clips play automatically when a user scrolls through a Timeline and reaches a viewport.

•

Display Ads on LINE NEWS and LINE TODAY. Advertisements can be posted on certain advertisement spots on LINE NEWS in Japan and LINE TODAY in select countries outside of Japan to reach our users (for fuller descriptions of LINE NEWS and LINE TODAY, see “—Communication, Content and Others—Content—LINE NEWS and LINE TODAY”). Such advertisements may include links to external corporate websites, promotions of application downloads or branding campaigns.

•

Display Ads on Other Content Offerings. Advertisements can be posted at certain spots on LINE Manga, LINE BLOG and LINE SHOPPING, respectively, to reach our users in Japan (for fuller descriptions of LINE Manga, LINE BLOG and LINE SHOPPING, see “—Communication, Content and Others—Content—LINE Manga”, “—Communication, Content and Others—Content—Miscellaneous” and “—e-commerce—LINE SHOPPING).

•

LINE Ads Platform for Publishers. Advertisements can be posted to partner publishers’ applications and their related services using a new advertising network service based on our ads platform. The LINE Ads Platform for Publishers delivers a variety of advertisements, including performance-based ads and branding ads. Besides ad locations in the LINE messaging application, advertisers can prepare ads in image, video, and other ad formats and distribute them to LINE applications and to over 4,600 external applications.

Account Advertising

We also offer a wide variety of “account ads” that are offered through the LINE messaging application, allowing advertisers to direct their efforts and communication in a more targeted manner. Our account ads include:

•

LINE Official Accounts. LINE Official Accounts are LINE accounts created for large-scale businesses and celebrities with followers that enable them to send messages directly to LINE users who have added the Official Account as a LINE friend. Once added as a LINE friend, such Official Account holder is displayed on the users’ friends list on the LINE messaging application, and the users are instantly alerted of incoming messages through push notifications on their smartphones, as would be the case with any other messages they receive from their LINE friends. LINE Official Accounts enable business enterprises to reach LINE users around the world who are interested in their business, products or services by notifying such users of their latest products and services, as well as distributing coupons and promotional information to such users. We also offer Business Connect, a set of tools that allows our business partners to build customized applications, such as sales platforms and marketing tools, and Customer Connect, our customer service solutions offered to business partners using the LINE platform, both of which became integrated into LINE Official Accounts as optional features for our customers in Japan starting in December 2018. In 2019, we integrated our LINE@ accounts and LINE Official Accounts by converting LINE@ accounts, which were similar to LINE Official Accounts but were intended for small and medium-sized enterprises and retailers, into LINE Official Accounts.

We currently charge our LINE Official Accounts customers based on a pay-as-you-go system pursuant to the implementation of a modified pricing model adopted since December 2018.

•

Sponsored Stickers. Our advertisers can offer “Sponsored Stickers” to LINE users to promote their brands, products and services. We work with advertisers to design sets of Sponsored Stickers, which often feature the advertisers’ proprietary characters. Sponsored Stickers are available globally and downloadable during a pre-determined period of time for free by users who add the sponsor as their LINE friend. We charge the advertisers fees based on the number of Sponsored Stickers offered by them, as well as a Sticker design fee.

•

LINE Point Ads. We offer “LINE Point Ads” to our advertisers which enable our users to receive LINE Points for free upon downloading certain applications, watching certain video commercials created by our advertisers or adding certain LINE Official Accounts as LINE friends. We charge advertisers a fee per specific action taken by our users. Prior to May 2016, LINE Point Ads were referred to as LINE Free Coins.

•

LINE Sales Promotion. LINE Sales Promotion provides our business partners with integrated tools through the LINE platform that can be used to promote sales of their products in retail stores, including participation in special marketing events as well as mileage programs.

Other Advertising

Some of the other types of advertising products and services we offer include the following:

•

LINE Part-Time Job. LINE Part-Time Job is a part-time job posting service that we operate through a business alliance with MyNavi Inc. LINE Part-Time Job allows potential employers to post part-time job openings on the LINE platform in the form of advertisements. LINE Part Time Job, Ltd. was merged into LINE, effective November 25, 2019, to increase operational efficiencies and further improve the service.

•

livedoor. livedoor is a Japanese web portal that brings together information from a wide variety of sources and provides related services such as web search, news, weather and entertainment content and blog hosting. livedoor is one of the largest blogging service providers in Japan. We sell advertising space on livedoor, mainly through advertising networks, such as Google and Yahoo Japan.

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

•

Stickers. While using the LINE messaging application, users can add emotional nuance and personalize their text messages by including Stickers, which are colorful icons depicting actions or expressions of our proprietary characters (such as Cony the Rabbit and Brown the Bear), characters from popular animation or manga created by third parties (such as Sanrio’s Hello Kitty and Disney characters), and real life celebrities and athletes. Our selection of Stickers varies by country depending on a number of factors, including local preferences, current events and licensing arrangements for third-party copyrighted characters. We continually look for new and innovative ways to let our users express themselves, including by releasing Stickers with enhanced features such as sound effects as well as animated and pop-up images.

Users can also design their own Stickers to be sold on LINE Creators Market through LINE Store, our web store accessible from mobile devices and personal computers. In June 2017, we also launched the LINE Creators Studio application that enables our users to more easily create Stickers using digital photos stored on their mobile devices, as well as user-generated drawings and writings. After a review process and subject to our approval, user-designed Stickers become available for sale on LINE Creators Market, and once purchased, become available for use on the LINE messaging application. Users receive a portion of the balance of sales proceeds as license fees after deducting fees charged by payment processors. In July 2019, we began offering LINE Stickers Premium, which allows users unlimited access to over 3 million sets of our Stickers for a set monthly fee.

•

Timeline. Our Timeline service, which users access through the LINE messaging application, enables users to share their day-to-day experiences with the public or within the closed circle of people whom they choose as their friends. Each user has a profile screen allowing text, Stickers, images and videos and other activity to be posted to express themselves and to share with others. Each user’s Timeline displays that user’s posts, as well as posts by their friends and other interesting content that the user chooses. Our Timeline is designed to be simple and easy to view, and each post displays only the user profile, limited lines of text and any image or video included in the post. Users can choose with whom they share their posts and whose posts they receive on their Timeline.

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

Content

LINE serves as a content platform for various applications for our users, offering users a wide range of entertainment and other useful and interactive tools. Such applications include:

•

LINE Games. We offer various games on the LINE platform. As of December 31, 2019, we offered 30 games, of which 22 games were developed by third-party game developers. We offer games in Japan and our other key markets. Typically, LINE Games are highly social by nature and simple to play. Unlike standalone games not offered on a broader platform, LINE Games enable users to invite their LINE friends to download the LINE Games that they enjoy playing. This, along with a leaderboard that displays scores of the player’s LINE friends, encourages our users to connect with their friends through our games and helps them build and enhance their relationships through increased interaction with one another. All LINE Games are initially downloadable for free, typically with options to buy in-game items, such as extra lives or “boosters” that enhance the user’s performance level, or to upgrade game versions. Our portfolio of games includes puzzle games, adventure games, board games and role-playing games.

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

•

LINE LIVE and LINE TV. LINE LIVE is a real-time streaming service offered in Japan, as well as markets outside of Japan that allows users to access live streaming personal videos or commercial events, such as concerts and sporting events, provided by artists, celebrities and corporate sponsors. In Taiwan and Thailand, we also offer an on-demand video service called LINE TV that allows users to select and watch videos from diversified channels that offer an array of localized content.

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

•

LINE MUSIC. LINE MUSIC is our on-demand music subscription service that enables users in Japan to purchase and stream songs, create playlists of their favorite music, send links to music or playlists directly to friends on the LINE chat screen or share music with friends by streaming it on their Timeline. Starting in July 2019, LINE MUSIC became available in Taiwan.

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

Strategic Business Segment

Our strategic business segment includes LINE Friends products and services and others, primarily consisting of fintech businesses, the LINE Clova AI platform, blockchain-related initiatives and e-commerce. In this segment, we are investing in new ventures that we believe have the potential to contribute to our operating results over the medium- to long-term, particularly through our fintech businesses. We plan to continue to make significant investments in the promotion of our LINE Pay mobile payment services by enhancing our payment infrastructure. We are also pursuing new business opportunities, typically through collaboration with financial industry partners, in areas such as insurance, online securities brokerage, consumer loans, internet banking and cryptocurrency exchange.

LINE Friends

We engage in character marketing using internally-designed LINE characters, such as Cony the Rabbit and Brown the Bear, primarily to promote our brand and appeal, as well as further expand our user base. LINE characters initially gained popularity through Stickers and LINE Games that feature them, and we sell official LINE merchandise, such as plush toys, action figures, stationery goods, clothes, tableware and limited-edition collaboration items, at LINE Friends stores located in Korea, China, Japan, Taiwan, Hong Kong, Thailand and the United States. LINE Friends merchandise is also available through online stores. In addition, we license our proprietary LINE characters to third parties for production and sale of various LINE character-related merchandise.

Others

Fintech

•	LINE Pay. As part of our efforts to diversify payment options available to LINE users, we launched LINE Pay, our mobile payment service application, in December 2014. LINE Pay enables our users to make payments, regardless of their mobile carrier, on LINE Store and a number of select online and offline partner retail stores. Depending on location, our users can also transmit funds to each other or withdraw cash from certain banks within their respective countries through LINE Pay by linking their accounts at select banks in their respective countries or adding money to their LINE Pay accounts at convenience stores or ATMs or through internet banking. We have also expanded the LINE Pay user base and transaction volume by enhancing our payment infrastructure that provides settlement through QR and other barcodes, NFC and physical payment cards (“LINE Pay Cards”). We plan to continue to expand the scope of LINE Pay by selectively incorporating it into our applications and exploring partnership and joint venture opportunities both locally and globally in order to enhance the convenience of our users. For example, in an effort to allow our LINE Pay merchants to capture demands from foreign travelers visiting Japan, in November of 2018, we entered into strategic partnerships with Tencent, the operator of WeChat Pay in China, and NAVER Corporation, the operator of NAVER Pay in Korea, to enable users of such services to make payments at certain LINE Pay outlets in Japan without having to download an application or register for a new service. In January 2019, we partnered with VISA Inc., a world-renowned financial services provider that facilitates electronic funds most commonly through Visa-branded credit cards, to launch a co-branded credit card to be used as a credit card on its own or be linked with a LINE Pay account.

•

LINE Points. To further promote the use of LINE Pay, we offer LINE Points, a reward program that enables users to earn points that they can use to add to their LINE Pay balance, use points for purchases at LINE Store and online LINE Friends stores or redeem points for vouchers to be used at retail locations such as coffee shops or convenience stores in Japan. Our users can earn LINE Points equal to a percentage of amounts spent on LINE Pay and LINE SHOPPING (for a fuller description of LINE SHOPPING, see “—e-commerce—LINE SHOPPING), as well as receive LINE Points from advertisers offered through LINE Point Ads.

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

•

LINE Insurance. In October 2018, we launched LINE Insurance, which offers a variety of non-life insurance products such as travel insurance. We operate LINE Insurance through a business alliance between LINE Financial Corporation, our wholly-owned subsidiary focused on investing in fintech businesses (“LINE Financial”), and Sompo Japan Nipponkoa Insurance Inc. (“Sompo Japan”), which was the first insurance provider in Japan to develop a smartphone-optimized insurance service that allows users to review and purchase a wide range of non-life insurance products and receive insurance-related consultation through the use of smartphones. We currently do not take on any insurance underwriting risk by limiting our role to that of an insurance broker.

•

LINE Smart Invest. LINE Smart Invest is our investment management-related service accessible through the LINE platform. We provide our users with themed investment opportunities that enable our users to make diversified investments in companies selected by FOLIO Co., Ltd. (“FOLIO”), an online investment management company in which we hold a 41.4% interest, based on specific user-picked themes, such as fashion, travel and technology. See “—Our Investments—Investments by LINE Corporation—FOLIO Co., Ltd.”

•	BITFRONT. In July 2018, we launched BITBOX, a cryptocurrency exchange established in Singapore to facilitate the exchange of cryptocurrencies. As of February 2020, we renamed

BITBOX to BITFRONT, with the aim to expand our services and become a full-fledged exchange that includes the fiat-to-crypto markets, and to spur the usage of blockchain by lowering the barriers to cryptocurrency adoption. BITFRONT is a global digital currency exchange based in the U.S. and operated by LVC USA, a subsidiary of LVC Corporation (“LVC”), our wholly-owned subsidiary established in January 2018 that operates LINE’s cryptocurrency-related and blockchain-related businesses. BITFRONT allows for the exchange of approximately 5 cryptocurrencies, including Bitcoin and Ethereum, and supports approximately 15 different languages for global users outside of certain states in the United States and Japan. BITFRONT currently only allows for the exchange of cryptocurrencies and does not accept exchanges between fiat money and cryptocurrencies. For each trade that is executed on its exchange, BITFRONT charges a portion of the transaction value as a commission. As of the date of this annual report, we consider our cryptocurrency balance and transaction volume associated with BITFRONT to be immaterial to our business. We are also exploring opportunities to establish cryptocurrency exchanges in other countries.

•

BITMAX. In September 2019, we launched BITMAX, a cryptocurrency exchange for the Japanese market. BITMAX is operated by LVC, and enables users to trade in five cryptocurrencies: Bitcoin, Ethereum, Ripple, Bitcoin Cash and Litecoin. BITMAX links with the LINE Pay service, allowing for fast deposits and withdrawals in yen. Users can also make deposits in yen through either their LINE Pay account or the bank account they have linked to LINE Pay. As of the date of this annual report, we consider our cryptocurrency balance and transaction volume associated with BITMAX to be immaterial to our business. In addition, we and LVC entered into a capital alliance agreement with Nomura Holdings, Inc. (“Nomura”) in September 2019 to work together to build a new financial service using blockchain technology.

•

LINE Score. In June 2019, we launched LINE Score, a service that combines big data collected from the LINE platform with user-provided information to create a credit score. Based on the score, the user will be presented with various benefits tailored to the individual user’s score. As we develop this service, we are partnering with a diverse range of companies to offer benefits in various industries, including the sharing economy and financial services.

•

LINE Pocket Money. In August 2019, we launched LINE Pocket Money in partnership with Mizuho Bank, Ltd. (“Mizuho”) and Orient Corporation to provide a personal unsecured loan service that determines the terms of a user’s loan based on such user’s credit score generated by LINE Score. The service links to LINE Pay, allowing the user to borrow, use and repay the loan from the LINE app.

•

LINE Securities. In May 2018, LINE Corporation and LINE Financial entered into a joint venture agreement with Nomura and established LINE Securities Corporation (“LINE Securities”) to offer online securities brokerage and securities investment consultation services on the LINE platform. LINE Financial holds a 51.0% interest in LINE Securities, with Nomura holding the remainder of the interest in LINE Securities. LINE Securities obtained regulatory approval in June 2019, and began operations in August 2019.

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

•

Clova Extensions Kit. In July 2018, we released the Clova Extensions Kit, a development kit that allows third-party developers to scale LINE Clova functionalities. Recently, the number of third-party developers incorporating LINE Clova AI technology into their new products using this kit has been increasing, which also contributes to the enhancement of existing functionalities of our LINE Clova smart speakers through collaboration with third-party developers. We believe that leveraging the expertise of third-party developers in such a way not only strengthens our expertise in AI technology but also creates new sources of revenue for our AI business.

•

LINE Car Navigation. In September 2019, we launched LINE Car Navigation, a voice-controlled navigation application. Bringing together a hybrid navigation engine provided by Toyota Motor Corporation, which offers navigation guidance and arrival time estimates based on a wealth of driving data, and LINE’s Clova AI platform, LINE Car Navigation enables drivers to use voice commands to search and enter their destination.

•

LINE BRAIN. In July 2019, we launched LINE BRAIN, which offers AI technologies developed by LINE to outside companies. Offered technologies include LINE BRAIN CHATBOT technology, which is capable of understanding and responding to natural speech, LINE BRAIN OCR technology, which converts letters and sentences in an image into textual data, and LINE BRAIN SPEECH TO TEXT technology, which converts human speech into text. In January 2020, we began making these AI technologies available as a SaaS (Software as a Service) solution to power the back end of certain services offered by NAVER Business Platform Corp., a subsidiary of NAVER Corporation that provides marketing and advertising services.

Blockchain

•

LINK. In August 2018, LINE Tech Plus launched LINK, the base digital token for our blockchain ecosystem. Decentralized applications (“dApps”), offered through our blockchain ecosystem, will reward our users with LINK for participating in our blockchain ecosystem, and users will be able to use LINK to pay for or receive benefits from a variety of contents and services offered through dApps. LINK was listed on BITFRONT in October 2018, so that they can be exchanged for other cryptocurrencies traded on BITFRONT. In January 2020, LVC announced plans to begin trading LINK in Japan from as early as April 2020. As of the date of this annual report, we consider our transaction volume associated with LINK to be immaterial to our business.

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

application. We operate the LINE Delima service in collaboration with Demae-can Co., Ltd., a company in which we hold a 21.7% interest that operates the leading nationwide delivery portal site Demae-Can. See “—Our Investments—Investments by LINE Corporation—Demae-can Co., Ltd.”

•

LINE Pockeo. In April 2019, we advance released LINE Pockeo, which enables users to search for restaurants accepting takeout orders, and to order and pay, from their current locations. In June 2019, we formally launched LINE Pockeo, as well as LINE Pockeo for biz, a tablet-based ordering system that enables restaurants to commence takeout services without having to build their own takeout system by registering images, product names and prices of items available for takeout. Users can earn LINE Points when they order with LINE Pockeo, which can be used to purchase Stickers or spent in LINE Pay.

•

LINE TRAVEL jp. LINE TRAVEL jp is our one-stop travel metasearch service that allows our users to search for, compare and book domestic and overseas hotels, flights and package tours on the LINE platform. We operate the LINE TRAVEL jp service in collaboration with Venture Republic Inc. (“Venture Republic”), a company in which we hold a 34.0% interest that operates a leading online travel metasearch and media outlet in Japan. See “—Our Investments—Investments by LINE Corporation—Venture Republic Inc.”

•	LINE MAN. LINE MAN is our on-demand assistant service that provides a variety of services to our users in Thailand, including food delivery, taxi service and postal and messenger services.

Our Investments

From time to time, we selectively invest in other companies and service providers to further develop existing services on our LINE platform, to launch new services on our LINE platform and to explore possible synergies, especially for services that have gained popularity in markets where we see growth potential for our LINE platform. For further information on our investments in associates and joint ventures, see Note 31 of the notes to our annual consolidated financial statements. We make such investments in a variety of ways, including direct acquisitions of equity interests, creation of joint ventures and investments in third-party venture capital and private equity funds. Notable investments in recent years made by us and LINE Financial include:

Investments by LINE Corporation

•

Demae-can Co., Ltd. In October 2016, we acquired a 21.9% interest in Demae-can Co., Ltd., the operator of a leading nationwide delivery portal site “Demae-Can” that collaborates with us on our operation of LINE Delima food delivery service. Due to the exercise of stock acquisition rights during June 2019 by a third party, Demae-can’s total number of outstanding shares increased to 44,390,500 shares (an increase of 100 shares), which caused our interest in Demae-can to decrease to 21.7%. On March 26, 2020, our board of directors approved our entering into a capital alliance and partnership agreement, pursuant to which we will acquire 20,548,000 new shares of Demae-can common stock for 15,000 million yen through a third-party allotment. As a result of the transaction, which is subject to customary closing conditions, our interest in Demae-can is expected to increase, though we expect not to own more than 50% of the voting rights in Demae-can immediately after the transaction.

•

Snow Corporation. In October 2016, we acquired a 25.0% interest in Snow Corporation, a subsidiary of NAVER Corporation and developer and operator of the selfie app SNOW. In May 2017, we transferred our camera application business, including B612 and LINE Camera, which was operated by our wholly-owned subsidiary LINE Plus Corporation, to Snow Corporation to pursue further synergies. In exchange for such transfer, LINE Plus Corporation received newly issued shares of common stock of Snow Corporation, after which our interest in Snow Corporation increased to 48.6%. This was followed by an additional capital injection into Snow Corporation by NAVER Corporation and us in August 2017, resulting in a decrease of LINE and its subsidiaries’

ownership from 48.6% to 45.0%. In March and October 2018, Snow Corporation issued new shares to NAVER Corporation through a third-party allotment, which resulted in a decrease in our ownership from 45.0% to 34.0% as of December 31, 2018. In August 2019, Snow Corporation, issued new shares to NAVER Corporation through a third-party allotment, with NAVER Corporation injecting 6,137 million yen of additional capital into Snow Corporation as consideration. As a result, our interest in Snow Corporation decreased from 34.0% to 29.2%.

•

LINE MOBILE Corporation. In March 2018, in order to expand our MVNO business provided by LINE MOBILE Corporation, we entered into a partnership agreement with SoftBank Corp., pursuant to which our interest in LINE MOBILE Corporation decreased from 100.0% to 49.0% in April 2018, with SoftBank Corp. holding the remaining interest. This resulted in LINE MOBILE Corporation being accounted for as an associate under the equity method rather than as a consolidated subsidiary. In April 2019, LINE MOBILE Corporation issued new shares to a third party. As a result, our interest decreased from 49.0% to 40.0%.

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

Investments by LINE Financial

•

LINE Securities. In May 2018, LINE Corporation and LINE Financial entered into a joint venture agreement with Nomura and established LINE Securities (formerly known as LINE Securities Preparatory Corporation) to offer online securities brokerage and securities investment consultation services on the LINE platform. LINE Financial holds a 51.0% interest in LINE Securities, with Nomura holding the remainder of the interest in LINE Securities. LINE Securities obtained regulatory approval in June 2019, and began operations in August 2019.

•

LINE Credit. In order to offer an easily-accessible and reliable source of consumer finance to our users through the LINE platform, we established LINE Credit Corporation (“LINE Credit”) in May 2018. In November 2018, LINE Financial, Mizuho and Orient Corporation agreed to participate in a third-party allotment of new shares issued by LINE Credit, with the resulting shareholding ratio to be 51.0%, 34.0% and 15.0%, respectively.

•

LINE Bank. LINE Financial has entered into several alliances with reputable banks to examine various ways to operate optimized partnership-based digital banking platforms in our major markets, outlined below:

•	Japan. In November 2018, LINE Financial and Mizuho agreed to establish a bank preparatory company in Japan through a joint venture. It is currently anticipated that joint venture will be operational in 2020, and that LINE Financial will own 51.0% of the joint venture, with Mizuho holding the remainder of the interest in the joint venture. Through the bank preparatory company, we plan to obtain the regulatory approvals and licenses required to engage in the online banking business in Japan.

•

Taiwan. Preparatory Committee of LINE Bank Taiwan Limited (“LINE Bank Prep Office”) applied for an internet-only banking license from Taiwan’s Financial Supervisory Commission, which was granted in July 2019. LINE Bank Prep Office consists of LINE Financial Taiwan Limited (“LINE Financial Taiwan”), a wholly-owned subsidiary of LINE Financial Asia, and six partners, four of which are banks (CTBC Bank Co., Ltd., Standard Chartered Bank (Taiwan) Ltd., Taipei Fubon Commercial Bank and Union Bank of Taiwan) and two of which are telecommunications companies (Far EasTone Telecommunications Co., Ltd. and Taiwan Mobile Co., Ltd.). LINE Bank Prep Office is 49.9% owned by LINE Financial Taiwan, 40.1% owned by the four banks and the remaining 10.0% owned by the two telecommunications companies.

•

Thailand. In December 2018, LINE Financial Asia established a joint venture with Kasikorn Vision Company Limited of Thailand, in which LINE Financial Asia holds a 49.99% interest, to launch a mobile banking application that would allow users to transfer funds and apply for personal loans on the LINE platform. The company expects to launch services in Thailand second half of 2020 under the brand “LINE BK.”

•

Indonesia. In May 2019, we acquired a 20.0% interest in the outstanding shares of PT. Bank KEB Hana Indonesia (“KEB Hana Indonesia”) through LINE Financial Asia Corporation Limited (“LINE Financial Asia”), a wholly-owned subsidiary of LINE Financial, in order to establish a business partnership in the banking business. Through this alliance, we plan to offer deposit and microcredit products and a variety of other online banking services in Indonesia.

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

We utilize television commercials and internet and mobile advertising, as well as product placements in television shows as our primary advertising channels, and we continually assess the effectiveness of such channels to ensure that we utilize the most suitable channel for each of the various types of products and services we aim to promote. For example, we have focused our advertising efforts in recent years on publicizing our new products and services or major updates to our existing products or services, with a particular focus on our LINE Pay service. Our marketing expenses were ¥15,477 million in 2017, ¥20,311 million in 2018 and ¥33,022 million in 2019, excluding personnel-related costs of our marketing staff. While we believe that our ability to grow through network effects associated with the LINE platform will be fundamental to our growth in global markets, we expect to continue to invest significantly in marketing and promotional activities to further promote such growth.

We also focus on attracting and retaining advertisers. In Japan, we operate a dedicated sales force focused on providing support to advertisers throughout the stages of the advertising campaign cycle, from pre-purchase decision making to post-campaign analytics. Our direct sales activities are supplemented by third-party agencies that primarily assist with attracting large businesses that may be interested in creating LINE Official Accounts, as well as application developers that may be interested in marketing their applications. We also invest in customer support for our users, platform partners and advertisers, and we regularly host conferences and other events to promote our products and services to platform partners and advertisers.

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

To that end, in June 2019, we launched LINE BRAIN, which offers a package of technologies, including LINE Clova and our chatbot, text recognition and speech to text technologies, for commercial use. Among others, we are currently working with SKY Perfect JSAT Corporation and ITOCHU Corporation on further developing image recognition and other innovations with an aim to create a next-generation television set that will allow users to interact with the content on the screen, the internet and IoT-enabled devices by using voice commands powered by LINE Clova technology. Applications may include learning more about items displayed on screen in real time and being able to shop for and purchase them quickly and easily, or retrieving a recipe for a dish being made on television, and ordering the ingredients for delivery.

Through our Planned Transaction with Z Holdings Corporation, the resulting Integrated Company group intends to consolidate operating resources, and use AI and Internet technologies to create and provide a richer and more convenient life for the customers of the Integrated Company group, with the ultimate aim of becoming “The AI tech company that leads the world from Japan and Asia.” For further information about our plans for AI as they relate to the Planned Transaction, see “Item 3. Key Information—Recent Development—The Planned Transaction.”

Blockchain Technology

In August 2018, we launched LINK, the base digital token for our blockchain ecosystem. The operation of our blockchain ecosystem, built upon the circulation of LINK as the main currency, is powered by LINK Chain, our own brand of blockchain infrastructure that consists of decentralized, distributed digital ledgers of economic transactions made in cryptocurrencies and maintained on a peer-to-peer network. We believe that

LINK Chain, given its resistance to manipulation of data and other technological benefits, provides a solid foundation for the growth of our blockchain ecosystem, and as such, plan to continue to expend a significant amount of resources in strengthening our capabilities in blockchain-related technologies. Key areas of our investments include the following:

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

Regulations regarding Privacy and Protection of Personal Information and User Data

We are subject to laws and regulations regarding privacy and protection of user data and personal information, which could affect us in many jurisdictions throughout the world. The application and interpretation of these and other similar international laws and regulations concerning data protection and personal information is often uncertain, particularly in the new and rapidly evolving industry in which we operate, and in certain countries where the scope and interpretation of such laws and their application to the internet is in a state of flux. There is a risk that such laws may be interpreted and applied in conflicting ways in different states, countries, or regions, and in a manner that is not consistent with our current data protection practices. There also may be limited precedent in certain jurisdictions with regard to enforcement or interpretation of these laws.

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

Various State and Federal laws and regulations in the United States, such as the Bank Secrecy Act, the Dodd-Frank Act, the USA Patriot Act, and the Credit CARD Act, impose certain anti-money laundering and counter-terrorist financing requirements on companies that are financial institutions or that provide financial products and services. Under these laws and regulations, financial institutions are broadly defined to include money services businesses such as money transmitters, check cashers, and sellers or issuers of stored value. Requirements imposed on financial institutions under these laws include customer identification and verification programs, record retention policies and procedures and transaction reporting. Economic and trade sanctions programs also limit or prohibit transactions to or from certain countries, regions, governments or specified individuals or organizations. The implementation of these laws is the responsibility of several administrative agencies and law enforcement authorities, including the U.S. Department of the Treasury. Two of the main bureaus within the U.S. Department of the Treasury with responsibility for implementing anti-money laundering and sanctions laws are the Financial Crimes Enforcement Network and the Office of Foreign Assets Control, respectively. Penalties for violation of these laws can be severe, particularly in the case of willful violations. Any determination that we have violated the anti-money laundering or sanctions laws could expose us to regulatory enforcement actions, civil and criminal penalties, including substantial fines, limit our ability to provide services, subject us to litigation, damage our reputation, and adversely affect our business, financial condition, results of operations, and cash flows.

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

Regulations on Money Lending Businesses

The Money Lending Business Act of Japan (the “Money Lending Act”) governs the operation of money lending businesses. In accordance with the Money Lending Act, and in preparation for the launch of LINE Pocket Money, our loan service, we have registered as a Money Lender (as defined under the Money Lending Act) with the Governor of Tokyo Metropolis in December 2018, and are currently subject to certain strict regulations that govern money lending operations. We are supervised by the FSA, which has the authority to review our operations and inspect our records in order to monitor our compliance with the relevant regulations. The FSA is authorized to issue a business improvement order or a business suspension order, or cancel our registration if we fail to comply with the Money Lending Act.

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

Regulations on Financial Instruments Intermediary Businesses

The FIEA governs, and the FSA regulates, the financial instruments intermediary business, such as LINE Smart Invest, our investment management-related service that allows our users to engage in investment services offered by FOLIO, an online investment management company. Such business is conducted solely under entrustment by FOLIO, which is licensed as a financial instruments business operator, and our activities are performed on behalf of FOLIO. Our scope of business is limited to intermediary services and does not extend to brokerage or agency services. In addition, with regard to our financial instruments intermediary service, we are prohibited from receiving deposits of money or securities from customers. The KLFB is authorized to require us to file certain reports, and may issue a business improvement order or business suspension order, or cancel our registration if we fail to comply with the relevant regulations.

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

Regulations on Online Securities Brokerage and Securities Investment Consultation Services

The FIEA regulates most aspects of transactions and businesses that relate to financial instruments in Japan, including public offerings, private placements, and the secondary trading of securities; ongoing disclosure by securities issuers; tender offers for securities; the organization and operation of securities exchanges and self-regulatory associations; and the registration of financial instruments business operators, or FIBOs, such as LINE Securities. The Commissioner of the FSA has the authority to regulate financial instruments businesses. The Securities and Exchange Surveillance Commission of Japan is vested with the authority to conduct day-to-day monitoring of the securities markets, and to investigate irregular activities that hinder the fair trading of securities, including the authority to inspect FIBOs. Furthermore, the Commissioner of the FSA delegates certain authority to the Directors General of Local Finance Bureaus to inspect local FIBOs and branches. A violation of the applicable laws and regulations may result in various administrative sanctions, including the revocation of a registration or authorization, a suspension of business operations, or an order to discharge any director or company auditor who has failed to comply with applicable laws and regulations. LINE Securities is also subject to the rules and regulations of the Japanese stock exchanges and self-regulatory associations, including the Japan Securities Dealers Association and the Financial Futures Association of Japan.

A Type I FIBO, as defined in the FIEA, such as LINE Securities, is required to maintain adjusted capital at specified levels, as compared with the quantified total of its business risks, on a non-consolidated basis. If a Type I FIBO’s capital adequacy ratio falls below 120%, the Commissioner of the FSA may order it to take certain measures to rectify the situation. A Type I FIBO whose ratio falls below 100% may be subject to additional proceedings, including, in certain circumstances, the temporary suspension of its business, or the revocation of its registration as a Type I FIBO.

A shareholder who has acquired 20% (or 15%, if there are certain facts indicative of material influence over the decisions of the company in relation to its financial and operational policies) or more of the voting rights of a Type I FIBO, or a Type I FIBO Principal Shareholder, such as LINE Financial, is required to submit a notification describing, among other things, the ownership of the shares and the purpose of the acquisition, to the Commissioner of the FSA. In addition, the FSA may request the submission of reports or materials from, or may conduct inspections of, any Type I FIBO Principal Shareholder. In limited circumstances, the FSA may also order a Type I FIBO Principal Shareholder to take actions to resign from the position as a Type I FIBO Principal Shareholder, including requiring the disposition of such shares as are held by the Type I FIBO Principal Shareholder. A prompt filing with the FSA is also required when a person or entity ceases to be a Type I FIBO Principal Shareholder.

Regulations on Remote Healthcare Services

Under the Act on Securing Quality, Efficacy and Safety of Products Including Pharmaceuticals and Medical Devices of Japan (the “Pharmaceutical and Medical Device Act”), no person may explicitly or implicitly, advertise, describe or circulate false or exaggerated statements regarding the name, manufacturing process, efficacy and effects or performance of pharmaceuticals, quasi-pharmaceutical products, cosmetics, medical devices or regenerative medicine products. When we handle medical advertisements through LINE Healthcare service, we are subject to the Pharmaceutical and Medical Device Act.

Item 4.C.	Organizational Structure

The following table sets out the jurisdictions of incorporation and our ownership interests of our significant subsidiaries as of December 31, 2019:

Name	Jurisdiction of incorporation	Percentage of ownership
LINE Fukuoka Corp.	Japan	100.0%
LINE Pay Corporation	Japan	100.0%
LINE Financial Corporation	Japan	100.0%
LVC Corporation(1)	Japan	90.0%
LINE Ventures Global Limited Liability Partnership	Japan	100.0%
LINE Ventures Japan Limited Liability Partnership	Japan	100.0%
LINE Digital Frontier Corporation	Japan	70.0%
LINE Credit Corporation(2)	Japan	51.0%
LINE Securities Corporation(3)	Japan	51.0%
Gatebox Inc. (4)	Japan	55.1%
LINE Plus Corporation	Korea	100.0%
LINE Friends Corporation	Korea	100.0%
NemusTech Co., Ltd. (5)	Korea	100.0%
LINE Taiwan Limited	Taiwan	100.0%
LINE Biz+ Taiwan Limited	Taiwan	70.0%
LINE Financial Taiwan Limited	Taiwan	100.0%
LFG HOLDINGS LIMITED	Hong Kong (China)	100.0%
LINE Financial Asia Corporation Limited	Hong Kong (China)	100.0%
LINE Company (Thailand) Limited(6)	Thailand	50.0%
LINE SOUTHEAST ASIA CORP. PTE. LTD.	Singapore	100.0%
LINE MAN Corporation PTE. LTD(7)	Singapore	100.0%
LINE Friends (Shanghai) Commercial Trade Co., Ltd	China	100.0%
LINE Bank Preparatory Corporation(8)	Japan	51.0%
LINE VIETNAM JOINT STOCK COMPANY(9)	Vietnam	99.1%

(1)	As a result of capital injections by Nomura executed in October 2019, LINE and its subsidiaries’ ownership in LVC Corporation decreased from 100.0% to 90.0%.
(2)

As a result of capital injections by Mizuho, LINE Financial Corporation and Orient Corporation executed in May 2019, LINE and its subsidiaries’ ownership in LINE Credit Corporation decreased from 100.0% to 51.0%.

(3)

As a result of capital injections by LINE Financial Corporation and Nomura executed in January 2019, LINE and its subsidiaries’ ownership in LINE Securities Corporation (renamed from LINE Securities Preparatory Corporation) decreased from 100.0% to 51.0%. As the amount of LINE Securities Corporation’s share capital exceeds LINE’s unconsolidated share capital, LINE Securities Corporation became a specified subsidiary as defined under Article 19, Paragraph (10), Item (iii) of the Japanese Cabinet Office Ordinance on Disclosure of Corporate Affairs, etc.”

(4)	LINE and its subsidiaries acquired additional interests of Gatebox Inc. in June 2019. As a result, the share of LINE and its subsidiaries to Gatebox Inc. increased from 51.0% to 55.1%.
(5)	NemusTech Co., Ltd. became a wholly owned subsidiary of the Company as a result of our additional interests acquisition.
(6)

LINE and its subsidiaries’ ownership in LINE Company (Thailand) Limited is 50.0%, but it holds 90.9% of the voting rights. Accordingly, LINE Company (Thailand) Limited is included in the scope of consolidation for LINE and its subsidiaries’ consolidated financial statements.

(7)	LINE and its subsidiaries established LINE MAN Corporation PTE. LTD, a wholly-owned subsidiary, in September 2019.
(8)

LINE Bank Preparatory Corporation was established in May 2019. LINE Financial Corporation, a subsidiary of the Company, holds a 51.0% ownership interest and Mizuho holds a 49.0% ownership interest in LINE Bank Preparatory Corporation.

(9)	As a result of the third-party allotment executed by LINE VIETNAM JOINT STOCK COMPANY, the ownership of LINE and its subsidiaries increased from 98.8% to 99.1%.

For further details on our significant subsidiaries, see Note 30 of the notes to our annual consolidated financial statements.

Item 4.D.	Property, Plants and Equipment

As of December 31, 2019, we had ¥25,024 million of property and equipment and ¥54,337 million of right-of-use assets, which primarily consisted of our servers and networking equipment and leased office facilities in Japan and other countries, including approximately 19,799 square meters for our corporate headquarters in Tokyo, Japan.

Item 4A.	Unresolved Staff Comments

We do not have any unresolved comments from the SEC staff regarding our periodic reports under the Exchange Act.

Item 5.	Operating and Financial Review and Prospects

Item 5.A.	Operating Results

Overview

We are a leading global platform for mobile messaging and communication services, content distribution and life and financial services. Our mobile messaging application, which is the foundation of our “messaging services” and operates on all major mobile operating systems, enables our users to communicate through free instant messaging, Stickers and voice and video calls and serves as a smart portal to our other applications and services. We provide users with access to a wide range of social and creative content and services that satisfy our users’ individual needs for access to information and entertainment, such as mobile games and music, through our “content services,” as well as connected solutions that aim to satisfy increasingly sophisticated day-to-day needs of LINE users and further enhance their lives and financial welfare, including fintech services such as mobile payments and other financial services offered on the LINE platform, through our “life and financial services.” We believe that the integration on our LINE platform of content and services offers our users a convenient way to connect and have fun with their family and friends, explore and share their interests and satisfy their daily needs with greater ease, which we believe enriches the user experience and ultimately contributes to higher user loyalty while creating value for advertisers by connecting them with their target audience using the LINE platform.

We believe LINE is the leading mobile messaging application in Japan, Thailand and Taiwan in terms of the number of users, and we have obtained substantial numbers of users in other parts of Asia, including Indonesia. We have achieved this growth through active marketing of LINE as well as customizing our content offerings to suit local preferences and needs. We believe the scale and growth of our user base in many countries provide us with powerful network effects, whereby LINE becomes more valuable with more users and creates additional incentives for existing users to encourage new users to join and to stay connected to their circle of friends. We benefit from such network effects where more activity on LINE leads to the creation and distribution of more content, which in turn attracts more users, platform partners and advertisers. We will continue to invest in new products and services, and enhancements to our existing products and services, with the goal of further expanding our user base and increasing user engagement.

We generate revenue in a variety of ways and from various participants active on our global platform. Our revenues are primarily generated from our advertising products and services, LINE Games and Stickers. While our revenue growth prior to 2016 was led primarily by LINE Games and Stickers, our revenue growth in 2017, 2018 and 2019 was primarily driven by our advertising products and services, particularly the growth of our “display ads.” We generated revenues of ¥167,147 million in 2017, ¥207,182 million in 2018 and ¥227,485 million in 2019, representing revenue growth of 24.0% from 2017 to 2018 and 9.8% from 2018 to 2019.

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

•

“Advertising” consisting of (i) “display advertising” that utilizes our various communication and content offerings, such as Smart Channel, Timeline, LINE NEWS and LINE TODAY, (ii) “account advertising” products and services such as LINE Official Accounts, Sponsored Stickers and LINE Point Ads and (iii) “other advertising” products and services such as LINE Part-Time Job, livedoor and Matome; and

•

“Communication, content and others” consisting of (i) “communication” products and services such as Stickers and Themes created by third parties and sold on LINE Creators Market as well as Stickers and Themes created by us, (ii) “content” products and services such as LINE Games, LINE PLAY, LINE Manga, LINE MUSIC and LINE Fortune, and (iii) “others” consisting of miscellaneous products and services.

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

As described in “Item 3. Key Information—Recent Development—The Planned Transaction,” Z Holdings Corporation and we have announced certain strategic initiatives that Z Holdings Corporation and we currently intend to execute as an integrated group after the consummation of the Planned Transaction. However, until Z Holdings Corporation and we receive the required regulatory approvals to conduct the Planned Transaction, Z Holdings Corporation and we intend to act as independent businesses, though subject to certain constraints set forth in the Business Integration Agreement. For a description of such contractual restrictions, see “Item 10.C—Material Contracts—Business Integration Agreement.”

We will be adversely affected in 2020 by the outbreak of the COVID-19 disease caused by the SARS-CoV-2 coronavirus and the measures that governments are taking to combat it. For example, the results of operations of our LINE Friends business have been adversely affected by the outbreak of the virus in China and Korea and the government measures taken in response, due to such factors as the manufacturing operations in those countries having been halted as well as the decrease in the number of customers visiting our offline stores in such countries. In addition, if stock prices suffer a sustained decline on account of the COVID-19 outbreak and government measures in response to it, we will likely need to record valuation losses on our equity investments in our listed subsidiaries or our listed equity-method associates. As the outbreak and the response to it are still unfolding, and we are still in the process of assessing their current and potential future impact, the extent of their impact on our financial condition and results of operations is uncertain. However, depending on such factors as the duration of the outbreak, the impact may be significant.

Factors Affecting Our Financial Condition and Results of Operations

Our financial condition and results of operations have been and will continue to be materially affected by a number of factors and developments, some of which are outside of our control, including the following:

•	user growth;

•	user engagement;

•	monetization;

•	products and services innovation;

•	marketing and promotion;

•	competition;

•	investment in talent; and

•	seasonal fluctuations.

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

	For the month of
	Mar. 2017	Jun. 2017	Sep. 2017	Dec. 2017	Mar. 2018	Jun. 2018	Sep. 2018	Dec. 2018	Mar. 2019	Jun. 2019	Sep. 2019	Dec. 2019
	(in millions)
Japan	68	70	71	73	75	76	78	79	80	81	82	83
Thailand	42	41	42	42	42	43	44	44	44	44	45	45
Taiwan	20	20	20	20	21	21	21	21	21	21	21	21
Indonesia	41	38	35	32	27	24	22	20	19	18	16	15

Changes in MAUs affect our revenues and financial performance by influencing the volume of transactions on LINE, the number of advertisers we are able to attract and the rates we can charge such advertisers, as well as our expenses. From our inception, we experienced our largest user growth in Japan, Thailand, Taiwan and Indonesia. For example, our aggregate MAUs in Japan, Thailand and Taiwan were 135 million in December 2017, 144 million in December 2018 and 149 million in December 2019. Despite such growth, the growth rate of our users in such markets has declined over time as we achieved higher penetration rates in those markets. In Indonesia, we have experienced a decrease in the number of our MAUs starting in the second quarter of 2017 primarily due to intensified competition in that market, and our MAUs in Indonesia were 32 million in December 2017, 20 million in December 2018 and 15 million in December 2019. We strive to retain active users as well as pursue MAU growth in our key markets. For example, we try to incentivize additional users to exchange messages and add more friends through promotional events, as well as broaden the ways users can interact with their friends on our games and other content applications.

User Engagement

Changes in user engagement also affect our revenues and financial performance. Growth in user engagement enhances our ability to deliver relevant content to users and increase the opportunities for us to generate revenues. Growth in user engagement also generally results in increases in our expenses and capital expenditures required to support user activity. Our average DAUs represented approximately 79% of our MAUs in our four largest markets of Japan, Taiwan, Thailand and Indonesia in December 2019. Our average DAUs represented approximately 86% of our MAUs in Japan alone, our largest market, in December 2019.

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

	For the month of
	Mar. 2017	Jun. 2017	Sep. 2017	Dec. 2017	Mar. 2018	Jun. 2018	Sep. 2018	Dec. 2018	Mar. 2019	Jun. 2019	Sep. 2019	Dec. 2019
	(in millions)
Daily average number of messages sent.	4,602	4,609	4,500	4,157	4,214	4,220	4,136	4,004	4,100	4,030	4,036	3,908
Daily average number of messages received	22,894	24,597	24,588	23,464	23,163	23,899	23,414	22,624	23,470	23,403	23,773	22,144
Daily average number of Stickers sent	441	433	413	381	403	411	389	374	379	378	365	350

In July 2019, we launched a subscription package for Stickers, in which we offer users the right to use a large collection of Stickers for a flat monthly fee. Depending on the impact that this has on our users’ spending patterns for Stickers, total revenue from Stickers may decrease, as any revenues from such subscription packages may not offset decreases in revenues from traditional sales of Stickers. A decline in the popularity of our Stickers, or the failure to maintain revenues from our Stickers business, would negatively affect our business, financial condition and results of operations.

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

	For the month of
	Mar. 2017	Jun. 2017	Sep. 2017	Dec. 2017	Mar. 2018	Jun. 2018	Sep. 2018	Dec. 2018	Mar. 2019	Jun. 2019	Sep. 2019	Dec. 2019
	(in millions)
MAUs of LINE Games(1)	26	23	22	20	19	16	19	18	17	16	15	15

(1)	Represents the number of user accounts that accessed any LINE Game through mobile devices at least once during the month indicated.

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

We review MPUs, including MPUs of LINE Games, as a measure to evaluate trends in monetization. MPUs, including MPUs of LINE Games, may fluctuate depending on the level of success of our monetization efforts utilizing the line-up of our products and services. The following table sets forth the number of our total MPUs and MPUs of LINE Games for the months indicated:

	For the month of
	Mar. 2017	Jun. 2017	Sep. 2017	Dec. 2017	Mar. 2018	Jun. 2018	Sep. 2018	Dec. 2018	Mar. 2019	Jun. 2019	Sep. 2019	Dec. 2019
	(in millions)
Total MPUs(1)	8.5	8.4	8.1	9.5	8.6	7.9	7.8	9.6	8.1	8.0	7.4	8.9
MPUs of LINE Games(2)	1.4	1.3	1.2	1.1	1.1	1.0	1.2	1.1	1.1	1.0	0.9	0.9

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

We also review various performance indexes, including the number of LINE Official Accounts for account ads, impressions for display ads and page views for our portal ads, to evaluate trends in monetization through our advertising services and products. Impressions are viewings of display ads by users while they access our products and services for which we typically generate revenues. Because our display ads are sold through either a bid-based CPM or CPC pricing model in which the advertiser pays for qualifying impressions or click-through volume, the number of paid impressions displayed is an indicator of our ability to monetize our users’ viewing of advertisements on the LINE platform. The following table sets forth the number of total impressions on the LINE platform for the quarterly periods indicated:

	For the three months of
	Jan.-Mar. 2018	Apr.-Jun. 2018	Jul.-Sep. 2018	Oct.-Dec. 2018	Jan.-Mar. 2019	Apr.-Jun. 2019	Jul.-Sep. 2019	Oct.-Dec. 2019
	(in millions)
Total impressions	17,671	21,167	23,265	23,568	26,291	37,653	44,208	54,583

In recent years, an increasing portion of our revenues has been generated through such monetization. A breakdown of our advertising revenues by major category for the years ended December 31, 2017, 2018 and 2019, with the figures for the years ended December 31, 2017 restated to reflect the bifurcation of our reportable segments (see “—Overview”), is as follows:

	For the year ended December 31,
	2017		2018		2019
	Amount	%	Amount	%	Amount	%
	(in millions of yen, except percentages)
Advertising:
LINE advertising
Display advertising(1)	¥26,609	35.0%	¥36,221	33.5%	¥49,655	39.8%
Account advertising(2)	38,929	51.3	56,714	52.4	62,654	50.2

Sub-total	65,538	86.3	92,935	85.9	112,309	90.0
Other advertising(3)	10,433	13.7	15,302	14.1	12,533	10.0

Total	¥75,971	100.0%	¥108,237	100.0%	¥124,842	100.0%

________________

(1)	Primarily consists of revenues from display ads posted on Smart Channel, Timeline, LINE NEWS, LINE TODAY and other content offerings on the LINE platform, including LINE Manga and LINE BLOG.
(2)	Primarily consists of revenues from LINE Official Accounts, Sponsored Stickers and LINE Point Ads.
(3)	Primarily consists of revenues from advertising services offered on LINE Part-Time Job, livedoor and Matome. The operations of LINE Part-time Job were consolidated starting in April 2018.

We intend to invest in our global operations in order to increase monetization outside of Japan, especially in our three other key countries of Taiwan, Thailand and Indonesia. We generated 72.6%, 71.6% and 73.2% of our revenues in Japan in 2017, 2018 and 2019, respectively, and we expect to continue to derive a significant portion of our revenues from Japan in the near future. Certain global markets are not as familiar with new forms of digital advertising, such as LINE Official Accounts, Sponsored Stickers, LINE Point Ads and display ads posted on Timeline. In such markets, we are investing in marketing efforts to help our users and advertisers understand and take advantage of the benefits of products and services offered on the LINE platform.

For a discussion of the impact of the adoption of IFRS 15 on revenue recognition for our advertising products and services, see “Item 5.B. Liquidity and Capital Resources—Critical Accounting Judgments, Estimates and Assumptions—Revenue Recognition—Revenue Recognition for Stickers, Sponsored Stickers, LINE Point Ads and Advertising Services.”

Products and Services Innovation

Our ability to increase the size of our user base and engagement of our users, attract platform partners and advertisers and generate revenues will depend in part on our ability to create successful new products and services, both independently and in conjunction with third parties. We plan to continue to make significant investments in product development, and from time to time, we may acquire companies to further enhance our products, services and technical capabilities.

In 2019, we launched various new products and services to further enhance the LINE platform, in particular in fintech-related businesses. In order to diversify the payment options available to our LINE Pay users, we have continued to make significant investments in promoting our LINE Pay mobile payment services by enhancing our payment infrastructure that provides settlement through QR and other barcodes, NFC and LINE Pay Cards. In June 2019, we launched LINE Score, a service that combines big data collected from the LINE platform with user-provided information to create a credit score. In August 2019, we launched LINE Pocket Money in partnership with Mizuho and Orient Corporation to provide a personal unsecured loan service that determines the terms of a user’s loan based on such user’s credit score generated by LINE Score, as well as LINE Securities in partnership with Nomura to provide a new securities brokerage and securities investment consultation service available on the LINE platform. Furthermore, in January 2020, we announced that starting from April 2020, LINK, the base digital token for our blockchain ecosystem, will be available to users in Japan.

We are also continuing to expend significant time and resources in enhancing our capabilities in AI. For example, in July 2019, we launched LINE BRAIN, which offers AI technologies developed by LINE to other companies, and in September 2019, we launched LINE Car Navigation, a voice-controlled navigation application. See “Item 4.B. Business Overview—Our Products and Services.” We plan to continue to pursue collaboration opportunities with third parties to develop additional content services as well as life and financial services to be offered on the LINE platform that are designed to further enrich our users’ daily lives.

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

Marketing and Promotion

As we continue to increase our footprint, we engage in active marketing campaigns to promote new products and services, build our brand and expand our user base. We utilize television commercials and internet and mobile advertising, as well as product placements in television shows as our primary advertising channels, and we continually assess the effectiveness of such channels to ensure that we utilize the most suitable channel for each of the various types of products and services we aim to promote. Additionally, during 2019, we actively promoted our mobile settlement service through LINE Pay by providing LINE Points as a reward, with the amount of LINE Points provided depending on the amounts users paid via LINE Pay. Our marketing expenses, which consist primarily of costs related to advertising on mass media (primarily television advertising), and advertising on mobile applications and promotion costs relating to the LINE Points reward, but excluding personnel-related costs of our marketing staff, were ¥15,477 million, ¥20,311 million and ¥33,022 million in 2017, 2018 and 2019, respectively. While we believe that our ability to grow through network effects will be fundamental to our growth, we expect to continue to invest significantly in marketing activities, including activities to further promote the growth we have experienced to date as we enter new markets and seek to expand our presence in existing markets. In 2020, while maintaining discipline by assessing the qualitative and quantitative return on the costs, we expect to continue investing in marketing and promotional efforts for our services. Our quarterly marketing expense has fluctuated in the past and will fluctuate in the future.

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

Investment in Talent

We intend to continue to invest in hiring and retaining talented employees to grow our business and increase our revenues. We had 6,998 full-time employees as of December 31, 2019, compared to 5,595 as of December 31, 2018 and 4,344 as of December 31, 2017. We expect to increase our personnel for the foreseeable future as we continue to invest in the growth of our business, in particular fintech-related services and AI business. We have also made and intend to continue to make acquisitions that increase the number of our engineers, designers, product managers and other personnel with specific technology expertise. In addition, we must retain our high-performing personnel in order to continue to develop, sell and market our products and services and manage our business.

We offer stock options as well as equity-settled and cash-settled employee stock ownership plans for our directors and employees. For a discussion of our share-based payments, see Note 27 of the notes to our annual consolidated financial statements and “Item 6.E. Share Ownership.” The stock options vest upon the satisfaction of service conditions. In connection with our share-based payments, we recorded expenses of ¥2,686 million, ¥2,528 million and ¥4,249 million in 2017, 2018 and 2019, respectively.

Seasonal Fluctuations

Our quarterly operating results may fluctuate significantly from period to period based on the seasonality of user spending for products and services offered on our LINE platform, such as Stickers for which various promotions may be offered either by us or by our advertisers in the year-end holiday season. In Japan, where a majority of companies end their fiscal year on March 31, advertising spending is traditionally stronger between September and March due to the year-end effects and companies in Japan trying to spend their advertising budgets before the close of their fiscal year. This seasonality in advertising has affected our quarterly results, with higher sequential advertising revenue growth from the third quarter to the fourth and then first quarter, compared to slower growth or a decline in revenues and profits between the first quarter and the second quarter. For these reasons, a sequential quarter-to-quarter or year-to-year comparison is not necessarily a good indication of our performance or of how our business will perform in the future. As the percentage of our advertising revenues increases, such seasonal impact may become more pronounced in the future.

Recently Adopted Accounting Standard — The Impact of IFRS 16

Starting on January 1, 2019, we adopted IFRS 16, a new accounting standard issued by the IASB that governs the accounting for leases and related contractual rights and obligations. IFRS 16 sets out the principles for the recognition, measurement, presentation and disclosure of lease contracts for lessees and lessors. Under IFRS 16, lessees no longer make a distinction between finance and operating leases as required under International Accounting Standard (“IAS”) 17 Leases (“IAS 17”), and apply a single accounting model. At the commencement date of a lease, lessees recognize the right-of-use assets and lease liabilities. The right-of-use assets are measured at cost and shall comprise (i) the amount of the initial measurement of the lease liability, (ii) any lease payments made at or before the commencement date, less any lease incentives received, (iii) any initial direct cost and (iv) the cost of restoring the underlying asset to the original condition. The lease liabilities are initially measured at discounted present value of the lease payment payable within the lease term. Subsequently, lessees are required to recognize separately the interest expense on the lease liability and the depreciation expense on the right-of-use assets. The right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the assets or the lease term. Lessors accounting under IFRS 16 remains substantially unchanged from IAS 17.

We have adopted IFRS 16 by applying the modified retrospective method permitted by IFRS 16 and recognized the cumulative amount of the impact as of January 1, 2019 upon adoption of the standard. Accordingly, the financial information related to periods prior to January 1, 2019 contained in our annual consolidated financial statements have not been restated for the adoption of IFRS 16 and continue to be presented under IAS 17.

Upon the adoption of IFRS 16, we recognized lease liabilities for leases previously classified as operating leases under IAS 17. The lease liabilities were measured at the present value of the remaining lease payments, discounted at the incremental borrowing rate as of January 1, 2019. We elected not to apply IFRS 16 to the agreements that were not identified as containing a lease component applying IAS 17 and IFRIC 4.

Determining whether an Arrangement contains a Lease.

(In millions of yen)
Commitments for operating lease as of December 31, 2018 as disclosed in the consolidated financial statements of the Company and its subsidiaries.	58,688
(Less) Short-term leases recognized as an expense on a straight-line basis	(545)
(Less) Leases of low-value assets recognized as an expense on a straight-line basis	(29)
(Less) Lease contracts commenced on or after January 1, 2019	(3,092)

Lease liabilities before discounts	55,022
Discounts using the incremental borrowing rate of the Company and its subsidiaries	(7,009)

Lease liabilities recognized at January 1, 2019	48,013

For a discussion of the adoption of IFRS 16 and impact on our annual consolidated financial statements, see Note 3 (30) of the notes to our annual consolidated financial statements.

Major Components of Our Results of Operations

Revenues

A breakdown of our revenues by major category and changes therein for the years ended December 31, 2017, 2018 and 2019, based on the identification of our reportable segments (see “—Overview”), with the figures for the years ended December 31, 2017 and 2018 restated to reflect such bifurcation, is as follows:

	For the year ended December 31,
	2017		2018		2019
	Amount	%	Amount	%	Amount	%
	(in millions of yen or percentages)
Core business segment:
Advertising:
Display advertising(1)	¥26,609	15.9%	¥36,221	17.5%	¥49,655	21.8%
Account advertising(2)	38,929	23.3	56,714	27.4	62,654	27.5
Other advertising(3)	10,433	6.2	15,302	7.4	12,533	5.5

Sub-total	75,971	45.4	108,237	52.2	124,842	54.9
Communication, content and others:
Communication(4)	¥30,225	18.1	¥28,527	13.8	¥28,319	12.4
Content(5)	40,144	24.0	38,237	18.5	38,344	16.9
Others	2,816	1.7	3,397	1.6	5,206	2.3

Sub-total	73,185	43.8	70,161	33.9	71,869	31.6

Total core business segment	149,156	89.2	178,398	86.1	196,711	86.5

Strategic business segment:
LINE Friends(6)	12,299	7.4	19,579	9.5	19,189	8.4
Others(7)	5,692	3.4	9,205	4.4	11,585	5.1

Total strategic business segment	17,991	10.8	28,784	13.9	30,774	13.5

Total	¥167,147	100.0%	¥207,182	100.0%	¥227,485	100.0%

(1)	Primarily consists of revenues from display ads posted on Timeline, Smart Channel and LINE NEWS.
(2)	Primarily consists of revenues from LINE Official Accounts, Sponsored Stickers and LINE Point Ads.
(3)	Primarily consists of revenues from livedoor, NAVER Matome and LINE Part-Time Job. The operations of LINE Part-Time Job were consolidated starting in April 2018.
(4)	Primarily consists of sales of Stickers and Themes created by third parties and sold on LINE Creators Market as well as Stickers and Themes created by us.
(5)	Primarily consists of sales of virtual items of LINE Games.
(6)	Primarily consists of revenues from sales of LINE characters merchandise.
(7)

Primarily consisting of e-commerce. This segment also included LINE Mobile until April 2018, when LINE MOBILE, the provider of MVNO services, started to be accounted for as an associate under the equity method rather than as a consolidated subsidiary.

For a discussion of how we recognize revenues for different services, see Note 3(22) of the notes to our annual consolidated financial statements.

Operating Expenses

The following are the principal components of our operating expenses:

•

Payment processing and licensing expenses. Payment processing and licensing expenses consist primarily of (i) processing fees paid to Apple and Google, our payment processing service providers, incurred from the sale of virtual items for internally-developed games and Stickers, (ii) licensing fees paid to owners of third-party content used in Stickers and other products and services on a revenue-sharing basis, and (iii) fees paid to third party providers for news articles that are displayed on the LINE platform.

•

Sales commission expenses. Sales commission expenses are primarily fees paid to advertising agencies that provide services related to the creation and delivery of advertising products offered on the LINE platform. Prior to our adoption of IFRS 15 starting on January 1, 2018, such expenses were included under “authentication and other service expenses” because such amounts were considered immaterial. In accordance with IFRS 15, however, we now recognize revenue on a gross basis prior to separating out the portion to be paid to advertising agencies, which increased our advertising revenue as well as expenses to be paid to such advertising agencies (see “Item 5.B. Liquidity and Capital Resources—Critical Accounting Judgments, Estimates and Assumptions—Revenue Recognition—Revenue Recognition for Stickers, Sponsored Stickers, LINE Point Ads and Advertising Services”). Given such increase, sales commission expenses are now presented separately, with the remaining “authentication and other services expenses” re-categorized as “outsourcing and other service expenses” (see “—Outsourcing and other service expenses” below).

•	Employee compensation expenses. Employee compensation expenses are our personnel-related costs, including salaries, benefits and share-based payments.

•

Marketing expenses. Our marketing expenses consist primarily of costs related to (i) advertising on mass media, primarily television advertising, (ii) advertising on mobile applications and (iii) promotional events and activities. Our marketing expenses do not include compensation expenses of our marketing personnel, which are included in employee compensation expenses.

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

•

Depreciation and amortization expenses. Prior to our adoption of IFRS 16 starting on January 1, 2019, depreciation and amortization expenses primarily related to depreciation of property and equipment, which is computed using the straight-line method based on the depreciable amount of the assets over their respective useful lives. Due to our adoption of IFRS 16 starting on January 1, 2019, in 2019 depreciation and amortization expenses also includes depreciation expenses relating to right-of-use assets, which prior to adoption of IFRS 16 used to be recognized as rent expenses that were included in other operating expenses.

•

Other operating expenses. Prior to our adoption of IFRS 16 starting on January 1, 2019, other operating expenses primarily related to rent, cost of goods sold relating to the sale of our products, provisions for the redemption of LINE Points, travel, supplies, professional fees, taxes and dues, training and other miscellaneous operating expenses. Due to the adoption of IFRS 16, however, in 2019 rent expenses are now recognized as depreciation expenses relating to right-of-use assets, and included in depreciation and amortization expenses.

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

Income Tax Expenses

Our income tax expenses mainly consist of current income taxes in Japan and Korea, and deferred income taxes and changes in the related assessment of the recoverability of deferred tax assets reflecting the net tax effects of temporary differences between the carrying amounts of assets and liabilities in each of these jurisdictions for financial reporting purposes and the amounts used for income tax purposes. The statutory tax rate applicable to corporations in Japan in 2019 was 31.5%. Under current Korean tax regulations, the statutory tax rate applicable to us in Korea in 2019 was approximately 22.0%. Deferred tax assets and liabilities are measured using the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled.

Profit (Loss) from Discontinued Operations, Net of Tax

On February 12, 2016, after careful assessment of the overall performance of MixRadio, the financial challenges posed by the music streaming market, changing market conditions, an increase in the cost of maintaining the business and a shift in our overall priorities, our board of directors approved the liquidation of our MixRadio operations, which became effective on March 21, 2016. As a result, we classified the MixRadio business as a discontinued operation in our consolidated financial statements from the year ended December 31, 2015. In 2019, we recognized a gain on foreign currency transactions, net of ¥571 million, which was offset in part by a ¥64 million income tax expense in connection with the liquidation of the MixRadio operations. For more information, see Note 23 of the notes to our annual consolidated financial statements.

Results of Operations

The following table presents our selected statements of profit or loss data for the periods indicated.

	For the year ended December 31,
	2017	2018	2019
	(in millions of yen)
Revenues and other operating income:
Revenues(1)	¥167,147	¥207,182	¥227,485
Other operating income	12,011	28,099	3,211

Total revenues and other operating income	179,158	235,281	230,696
Operating expenses:
Payment processing and licensing expenses	(29,589)	(30,823)	(35,874)
Sales commission expenses(2)	(899)	(15,960)	(15,995)
Employee compensation expenses	(42,469)	(57,493)	(70,265)
Marketing expenses	(15,477)	(20,311)	(33,022)
Infrastructure and communication expenses	(9,087)	(10,483)	(10,821)
Outsourcing and other service expenses(2)	(24,007)	(31,825)	(41,892)
Depreciation and amortization expenses(3)	(7,149)	(11,135)	(22,737)
Other operating expenses(3)	(25,403)	(41,141)	(39,087)

Total operating expenses	(154,080)	(219,171)	(269,693)

Profit from operating activities	25,078	16,110	(38,997)
Finance income	257	413	512
Finance costs	(26)	(519)	(1,980)
Share of loss of associates and joint ventures	(6,321)	(11,148)	(13,412)
Loss on foreign currency transactions, net	(818)	(902)	(72)
Other non-operating income	1,963	869	3,878
Other non-operating expenses	(1,988)	(1,469)	(1,545)

Profit before tax from continuing operations	18,145	3,354	(51,616)
Income tax expenses	(9,922)	(9,522)	(384)

Profit (loss) for the period from continuing operations	8,223	(6,168)	(52,000)
Profit (loss) from discontinued operations, net of tax	(13)	376	584

Profit (loss) for the period	¥8,210	¥(5,792)	¥(51,416)

(1)

For a discussion of the impact of our adoption of IFRS 15 on revenue recognition, see “Item 5.B. Liquidity and Capital Resources—Critical Accounting Judgments, Estimates and Assumptions—Revenue Recognition.”

(2)

Due to our adoption of IFRS 15 starting on January 1, 2018, “sales commission expenses,” which were part of “authentication and other service expenses” prior to January 1, 2018, are now presented separately as a new line item, with the remainder of “authentication and other service expenses” re-categorized as “outsourcing and other service expenses,” starting from the year ended December 31, 2018. Such change has been applied retrospectively.

(3)

We have adopted IFRS 16 Leases (“IFRS 16”) from the fiscal year beginning January 1, 2019. Due to this adoption, we recognize right-of-use assets related to properties. Under the previous standard, we recognized rent expenses as other operating expenses; however, after adopting IFRS 16, we instead recognize depreciation expenses relating to right-of-use assets under depreciation and amortization expenses. For a discussion of the impact of our adoption of IFRS 16, see “Item 5.A. Operating Results—Recently Adopted Accounting Standards—The Impact of IFRS16.”

Comparison of the Years Ended December 31, 2018 and 2019

Revenues

The following table presents a breakdown of our revenues by major services and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2018	2019	Amount	%
	(in millions of yen or percentages)
Core business segment:
Advertising:
Display advertising	¥36,221	¥49,655	¥13,434	37.1%
Account advertising	56,714	62,654	5,940	10.5
Other advertising	15,302	12,533	(2,769)	(18.1)

Sub-total	108,237	124,842	16,605	15.3
Communication, content and others:
Communication	28,527	28,319	(208)	(0.7)
Content	38,237	38,344	107	0.3
Others	3,397	5,206	1,809	53.3

Sub-total	70,161	71,869	1,708	2.4

Total core business segment	178,398	196,711	18,313	10.3

Strategic business segment:
LINE Friends	19,579	19,189	(390)	(2.0)
Others	9,205	11,585	2,380	25.9

Total strategic business segment	28,784	30,774	1,990	6.9

Total	¥207,182	¥227,485	¥20,303	9.8%

Our revenues increased by 9.8%, or ¥20,303 million, from ¥207,182 million in 2018 to ¥227,485 million in 2019 primarily due to increases in revenues of our core business segment, and to a lesser extent, our strategic business segment.

Our MPUs decreased from 9.6 million in December 2018 to 8.9 million in December 2019. Our aggregate MAUs in our four key countries of Japan, Thailand, Taiwan and Indonesia remained steady at 164 million during the same period, as decreases in Indonesia offset increases in Japan and Thailand. Revenues from Japan accounted for 71.6% and 73.2% of our total revenues in 2018 and 2019, respectively. Revenues from Taiwan accounted for 9.0% and 9.6% of our total revenues in 2018 and 2019, respectively. Our revenues from Korea decreased from 6.4% of our total revenues in 2018 to 5.3% of our total revenues in 2019, primarily due to a decrease in LINE Game revenue in Korea.

Core Business Segment

The following table presents a breakdown of our core business segment revenues by major services and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2018	2019	Amount	%
	(in millions of yen or percentages)
Advertising:
Display advertising	¥36,221	¥49,655	¥13,434	37.1%
Percentage of revenues	17.5%	21.8%
Account advertising	¥56,714	¥62,654	¥5,940	10.5%
Percentage of revenues	27.4%	27.5%
Other advertising	¥15,302	¥12,533	¥(2,769)	(18.1)%
Percentage of revenues	7.4%	5.5%
Communication, content and others:
Communication	¥28,527	¥28,319	¥(208)	(0.7)%
Percentage of revenues	13.8%	12.4%
Content	¥38,237	¥38,344	¥107	0.3%
Percentage of revenues	18.5%	16.9%
Others	¥3,397	¥5,206	¥1,809	53.3%
Percentage of revenues	1.6%	2.3%

Total core business segment	¥178,398	¥196,711	¥18,313	10.3%
Percentage of revenues	86.1%	86.5%

Revenues of our core business segment increased by 10.3%, or ¥18,313 million, from ¥178,398 million in 2018 to ¥196,711 million in 2019, primarily due to increases in revenues from display advertising, account advertising and others, which were offset in part by decreases in revenues from other advertising.

Account advertising. Revenues from account advertising increased by 10.5%, or ¥5,940 million, from ¥56,714 million in 2018 to ¥62,654 million in 2019, primarily due to increases in revenues from LINE Official Accounts and LINE Sales Promotion, which were offset in part by a decrease in revenues from Sponsor Stickers and LINE Point Ads. Revenues from LINE Official Accounts increased primarily due to an increase in domestic enterprise accounts, in part due to a new pricing scheme that we introduced, as well as an increase in revenues from LINE Sales Promotion due to the expansion of our service and increase in the number of users.

Display advertising. Revenues from display advertising increased by 37.1%, or ¥13,434 million, from ¥36,221 million in 2018 to ¥49,655 million in 2019, primarily due to the revenues from Smart Channel advertisements and increases in revenues from display ads posted on LINE NEWS, offset in part by decreases in display ads posted on users’ Timelines. The increase in revenues from display advertising was attributable to the launch of the Smart Channel advertisement offering in 2019, as well as the growth in the user base of our LINE NEWS. Due primarily to these factors, the total number of impressions in the quarter ended December 31, 2019 was an 131.6% increase from the same period in the prior year, as well as an increase in the level of participation in the bidding processes by advertisers resulting from enhancements to our advertising products that made them more attractive to advertisers.

Other advertising. Revenues from other advertising decreased by 18.1%, or ¥2,769 million, from ¥15,302 million in 2018 to ¥12,533 million in 2019, primarily due to a decrease in customer engagement with livedoor and Matome services as well as a decrease in revenues from LINE Part-Time Job resulting from a change in partner companies in November 2019.

Content. Revenues from content increased by 0.3%, or ¥107 million, from ¥38,237 million in 2018 to ¥38,344 million in 2019, primarily due to an increase in revenues from LINE Manga and LINE Music, reflecting increases in users and their engagement of such services. These increases were largely offset by the decrease in sales volume of in-game items for LINE Games, which were primarily driven by decreases in revenues from Disney TsumTsum and Rangers. For internally-developed games, we recognize as revenues the gross amount of consideration paid by users which amplifies the impact of purchases of in-game items on our revenues compared to third-party developed games, for which we recognize as revenues the net proceeds after deducting amounts paid to third-party game developers and payment processing service providers. In addition, for a discussion of MAUs and MPUs of LINE Games, which decreased in 2019 compared to 2018, see “—Factors Affecting Our Financial Condition and Results of Operations.”

Communication. Revenues from communication decreased by 0.7%, or ¥208 million, from ¥28,527 million in 2018 to ¥28,319 million in 2019, primarily due to decreases in the volume of Stickers created by third parties and sold on LINE Creators Market in Taiwan and Thailand.

Strategic Business Segment

The following table presents a breakdown of our strategic business segment revenues by major services and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2018	2019	Amount	%
	(in millions of yen or percentages)
LINE Friends	¥19,579	¥19,189	¥(390)	(2.0)%
Percentage of revenues	9.5%	8.4%
Others	¥9,205	¥11,585	¥2,380	25.9%
Percentage of revenues	4.4%	5.1%

Total strategic business segment	¥28,784	¥30,774	¥1,990	6.9%
Percentage of revenues	13.9%	13.5%

Revenues of our strategic business segment increased by 6.9%, or ¥1,990 million, from ¥28,784 million in 2018 to ¥30,774 million in 2019 due to increases in revenues from the Others category.

LINE Friends. Revenues from LINE Friends decreased by 2.0%, or ¥390 million, from ¥19,579 million in 2018 to ¥19,189 million in 2019, primarily due to a decrease in sales of official LINE merchandise at our retail stores . During 2019, we closed certain of our LINE Friends retail stores that were underperforming, which resulted in the number of LINE Friends retail stores to decrease from 2018.

Others. Revenues from the Others category increased by 25.9%, or ¥2,380 million, from ¥9,205 million in 2018 to ¥11,585 million in 2019, primarily due to increases in revenues from LINE Pay. Increases in both the value of transactions executed through LINE Pay and the number of MAUs for LINE Pay, particularly in Japan, where LINE conducted various campaigns to promote LINE Pay, contributed to the increase in LINE Pay revenues. An increase in revenues from e-commerce related services, in particular LINE SHOPPING and LINE Delima, attributable to an increase in gross merchandise volume on account of a successful expansion of the services, also contributed to the increase.

Geographic Information

Revenues from Japan accounted for 71.6% and 73.2% of our total revenues in 2018 and 2019, respectively. Revenues from Taiwan accounted for 9.0% and 9.6% of our total revenues in 2018 and 2019, respectively.

Other Operating Income

Our other operating income decreased by 88.6%, or ¥24,888 million, from ¥28,099 million in 2018 to ¥3,211 million in 2019, primarily due to the absence in 2019 of gains in 2018 amounting to ¥15,300 million and ¥9,494 million related to the loss of control over LINE Mobile Corporation and LINE Games Corporation, respectively. As a result of such loss of control, both entities became accounted for as associates under the equity method rather than as consolidated entities in 2018. In November 2018, we conducted a capital increase through a third-party allotment of new shares issued by LINE Games Corporation to Lungo, as a result of which our interest in LINE Games Corporation decreased from 73.5% to 49.5%. Also, in April 2018, LINE MOBILE issued new shares to SoftBank through a third-party allotment, pursuant to which our interest in LINE MOBILE decreased from 100.0% to 49.0%. Our other operating income recognized in 2019 primarily consisted of the recognition of a dilution gain of ¥948 million from the issuance of new shares by LINE MOBILE to a third party in April 2019, which resulted in a decrease in our ownership in LINE MOBILE from 49.0% to 40.0% as of December 31, 2019, as well as the recognition of a dilution gain of ¥947 million from the issuance of new shares by Snow Corporation to NAVER in August 2019, which resulted in a decrease in our ownership in Snow Corporation from 34.0% to 29.2% as of December 31, 2019.

Operating Expenses

Total

The following table presents a breakdown of our operating expenses and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2018	2019	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥30,823	¥35,874	¥5,051	16.4%
Sales commission expenses	15,960	15,995	35	0.2
Employee compensation expenses	57,493	70,265	12,772	22.2
Marketing expenses	20,311	33,022	12,711	62.6
Infrastructure and communication expenses	10,483	10,821	338	3.2
Outsourcing and other service expenses	31,825	41,892	10,067	31.6
Depreciation and amortization expenses(1)	11,135	22,737	11,602	104.2
Other operating expenses(2)	41,141	39,087	(2,054)	(5.0)

Total	¥219,171	¥269,693	¥50,522	23.1%

(1)

Prior to our adoption of IFRS 16 starting on January 1, 2019, depreciation and amortization expenses primarily related to depreciation of property and equipment. Due to our adoption of IFRS 16 starting on January 1, 2019, in 2019 depreciation and amortization expenses also includes depreciation expenses relating to right-of-use assets, which prior to adoption of IFRS 16 used to be recognized as rent expenses that were included in other operating expenses.

(2)

Prior to our adoption of IFRS 16 starting on January 1, 2019, other operating expenses primarily related to rent, cost of goods sold relating to the sale of our products, provisions for the redemption of LINE Points, travel, supplies, professional fees, taxes and dues, training and other miscellaneous operating expenses. Due to the adoption of IFRS 16, however, in 2019 rent expenses are now recognized as depreciation expenses relating to right-of-use assets, and included in depreciation and amortization expenses.

The following table presents a breakdown of our operating expenses as percentages of revenues for the periods indicated.

	For the year ended December 31,
	2018	2019
	(in percentages of total revenues)
Payment processing and licensing expenses	14.9%	15.8%
Sales commission expenses	7.7	7.0
Employee compensation expenses	27.7	30.9
Marketing expenses	9.8	14.5
Infrastructure and communication expenses	5.1	4.8
Outsourcing and other service expenses	15.4	18.4
Depreciation and amortization expenses	5.4	10.0
Other operating expenses	19.9	17.2

Total	105.8%	118.6%

Our operating expenses increased by 23.1%, or ¥50,522 million, from ¥219,171 million in 2018 to ¥269,693 million in 2019, primarily due to increases in employee compensation expenses, marketing expenses, depreciation and amortization expenses, and outsourcing and other service expenses. Our operating expenses as a percentage of revenues increased from 105.8% in 2018 to 118.6% in 2019. Specifically:

Payment Processing and Licensing Expenses

	For the year ended December 31,		Changes
	2018	2019	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥30,823	¥35,874	¥5,051	16.4%
Percentage of revenues	14.9%	15.8%

Payment processing and licensing expenses increased by 16.4%, or ¥5,051 million, from ¥30,823 million in 2018 to ¥35,874 million in 2019 primarily due to increased costs of purchasing news articles that are displayed on the LINE platform in connection with the LINE Ads Platform for Publishers service.4

Sales Commission Expenses

	For the year ended December 31,		Changes
	2018	2019	Amount	%
	(in millions of yen or percentages)
Sales commission expenses	¥15,960	¥15,995	¥35	0.2%
Percentage of revenues	7.7%	7.0%

Our sales commission expenses increased by ¥35 million, from ¥15,960 million in 2018 to ¥15,995 million in 2019. An increase in sales commissions that were closely tied to advertising revenues, which also increased, was largely offset by decreased sales commissions attendant to decreased revenues in LINE Part-Time Job, which were caused by the change in our third-party business partner for that business.

Employee Compensation Expenses

	For the year ended December 31,		Changes
	2018	2019	Amount	%
	(in millions of yen or percentages)
Employee compensation expenses	¥57,493	¥70,265	¥12,772	22.2%
Percentage of revenues	27.7%	30.9%

Our employee compensation expenses increased by 22.2%, or ¥12,772 million, from ¥57,493 million in 2018 to ¥70,265 million in 2019, primarily due to increases in salary, bonus and welfare expenses reflecting an increase in the number of our employees, particularly in connection with our investment in talent for our new fintech businesses, AI businesses and blockchain-related initiatives, and an increase in expenses relating to our cash-settled employee stock ownership plan, attributed to the increase in our stock price due to the announcement of the Planned Transaction with Z Holdings Corporation. The number of our full-time employees increased from 5,595 as of December 31, 2018 to 6,998 as of December 31, 2019.

Marketing Expenses

	For the year ended December 31,		Changes
	2018	2019	Amount	%
	(in millions of yen or percentages)
Marketing expenses	¥20,311	¥33,022	¥12,711	62.6%
Percentage of revenues	9.8%	14.5%

Marketing expenses increased by 62.6%, or ¥12,711 million, from ¥20,311 million in 2018 to ¥33,022 million in 2019, primarily due to increases in marketing of various products and services for our fintech businesses, particularly promotional expenses relating to LINE Pay.

Outsourcing and Other Service Expenses

	For the year ended December 31,		Changes
	2018	2019	Amount	%
	(in millions of yen or percentages)
Outsourcing and other service expenses	¥31,825	¥41,892	¥10,067	31.6%
Percentage of revenues	15.4%	18.4%

Our outsourcing and other service expenses increased by 31.6%, or ¥10,067 million, from ¥31,825 million in 2018 to ¥41,892 million in 2019, primarily due to a rise in cost for the development of fintech-related technology and fees for usage of digital contents for the advertising business.

Depreciation and amortization expenses

	For the year ended December 31,		Changes
	2018	2019	Amount	%
	(in millions of yen or percentages)
Depreciation and amortization expenses	¥11,135	¥22,737	¥11,602	104.2%
Percentage of revenues	5.4%	10.0%

Our depreciation and amortization expenses increased by 104.2%, or ¥11,602 million, from ¥11,135 million in 2018 to ¥22,737 million in 2019, primarily due to the adoption of IFRS 16 on January 1, 2019 resulting in rent expenses within other operating expenses being recognized as depreciation expenses relating to right-of-use assets starting in 2019.

Other Operating Expenses

	For the year ended December 31,		Changes
	2018	2019	Amount	%
	(in millions of yen or percentages)
Other operating expenses	¥41,141	¥39,087	¥(2,054)	(5.0)%
Percentage of revenues	19.9%	17.2%

Other operating expenses decreased by 5.0%, or ¥2,054 million, from ¥41,141 million in 2018 to ¥39,087 million in 2019, primarily due to rent expenses being recognized as a component of depreciation and amortization expenses starting in 2019 as a result of adopting IFRS 16 on January 1, 2019. This decrease was offset somewhat by an increase in the cost of goods sold, the payment of taxes and dues stemming from a capital increase in subsidiaries, and an increase in costs associated with LINE Point Ads.

By Segment

The following table presents a breakdown of our operating expenses and changes therein for the periods indicated by reportable segment.

Core Business Segment

	For the year ended December 31,		Changes
	2018	2019	Amount	%
	(in millions of yen or percentages)
Operating expenses for our core business segment	¥151,839	¥165,127	¥13,288	8.8%
Percentage of revenues	73.3%	72.6%

Operating expenses for our core business segment increased by 8.8%, or ¥13,288 million, from ¥151,839 million in 2018 to ¥165,127 million in 2019, primarily due to an increase in employee compensation expenses reflecting both an increase in the number of our employees in the segment as well as an increase in expenses relating to our cash-settled employee stock ownership plan attributable to the increase in our stock price due to the announcement of the Planned Transaction with Z Holdings. Also contributing to the increase were an increase in transaction fees and license fees stemming from the increase in revenues from our advertising business, and an increase in fees for usage of digital content for our advertising business.

Strategic Business Segment

	For the year ended December 31,		Changes
	2018	2019	Amount	%
	(in millions of yen or percentages)
Operating expenses for our strategic business segment	¥63,715	¥97,331	¥33,616	52.8%
Percentage of revenues	30.8%	42.8%

Operating expenses for our strategic business segment increased by 52.8%, or ¥33,616 million, from ¥63,715 million in 2018 to ¥97,331 million, primarily due to an increase in marketing expenses, particularly those incurred with respect to the LINE Pay business, as well as an increase in outsourcing and other expenses for the development of fintech-related technology. Also contributing to the increase was an increase in employee compensation expenses, both reflecting an increase in the number of our employees in connection with our investment in talent for our new fintech businesses, LINE Clova AI platform and blockchain-related initiatives, as well as an increase in expenses relating to our cash-settled employee stock ownership plan attributable to the increase in our stock price due to the announcement of the Planned Transaction with Z Holdings.

Profit (Loss) from Operating Activities

Primarily due to the factors described above, we recorded a loss from operating activities of ¥38,997 million in 2019, as compared to a profit from operating activities of ¥16,110 million in 2018, representing a ¥55,107 million change.

The following table presents a breakdown of our profit from operating activities by segments and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2018	2019	Amount	%
	(in millions of yen or percentages)
Core business segment	¥26,559	¥31,584	¥5,025	18.9%
Strategic business segment	(34,931)	(66,557)	(31,626)	(90.5)
Corporate adjustments(1)	24,482	(4,024)	(28,506)	(116.4)

Total	¥16,110	¥(38,997)	¥(55,107)	(342.1)%

(1)	Mainly includes differences arising from other operating income (including gains on loss of control of subsidiaries) and share-based compensation expenses.

Core Business Segment

Our profit from operating activities of the core business segment increased by 18.9%, or ¥5,205 million, from ¥26,559 million in 2018 to ¥31,584 million in 2019, due to the greater increase in operating revenue from the segment, as compared to the increase in operating expenses from the segment, for the various reasons described above.

Strategic Business Segment

Our loss from operating activities of the strategic business segment increased by 90.5%, or ¥31,626 million, from ¥34,931 million in 2018 to ¥66,557 million in 2019, due to the greater increase in operating expenses from the segment, as compared to the increase in operating revenue from the segment, for the various reasons described above.

Corporate Adjustments

Our corporate adjustments were a ¥4,024 million loss in 2019 as compared to a ¥24,482 million gain in 2018, representing a ¥28,506 million change. The change was primarily due to the absence of gains in 2018 related to the loss of control over LINE Mobile Corporation and LINE Games Corporation, which resulted in gains of ¥15,299 million and ¥9,494 million, respectively.

Finance Income and Finance Costs

Our finance income, which mainly consists of interest income, increased by 24%, or ¥99 million, from ¥413 million in 2018 to ¥512 million in 2019, primarily due to increased interest income on account of the full-year impact in 2019 of the increase during 2018 of bank deposits of LINE Biz+ Taiwan Limited. Our finance costs, which mainly consist of interest expenses, increased significantly by ¥1,461 million, from ¥519 million in 2018 to ¥1,980 million in 2019, primarily due to an increase in interest expense relating to leases resulting from the adoption of IFRS 16.

Share of Loss of Associates and Joint Ventures

We recognized net loss on our share of associates and joint ventures of ¥11,148 million in 2018 primarily related to our interest in Snow Corporation that increased following the transfer of our camera application business to Snow Corporation in May 2017 to pursue further synergies. See “Item 4.B. Business Overview—Our Investments—Investments by LINE Corporation” and “—Comparison of the Years Ended December 31, 2017 and 2018—Share of Loss of Associates and Joint Ventures.” We recognized net loss on our share of associates and joint ventures of ¥13,412 million in 2019, representing an increase of 20.3% from 2018. While the principal component of net loss on our share of associates remained Snow Corporation, the increase was primarily attributable to the full-year effect of LINE Games Corporation becoming an associate accounted for as an equity method in November 2018. In November 2018, in order to secure funds needed to invest further in game development and platform expansion, we raised ~~W~~125 billion (¥12,486 million based on the exchange rate of the date of the transaction) in a capital increase through a third-party allotment of new shares issued by LINE Games Corporation to Lungo Entertainment Ltd., a special-purpose entity established by the global investment firm Anchor Equity Partners (Asia) Limited, subsequent to which our interest in LINE Games Corporation decreased from 73.5% to 49.5%. This resulted in LINE Games Corporation being accounted for as an associate under the equity method rather than as a consolidated subsidiary.

Loss on Foreign Currency Transactions, Net

We recognized a 92.0% decrease in net loss on foreign currency transactions from ¥902 million in 2018 to ¥72 million in 2019 resulting from fluctuations in exchange rates, particularly the fluctuation of the Japanese yen against the Korean won, U.S. dollar and the New Taiwan dollar, during these periods.

During 2018, the Japanese yen fluctuated significantly against the U.S. dollar throughout the year. Our net loss on foreign currency transactions in 2018 related primarily to foreign currency losses on U.S. dollar-denominated bank deposits at LINE Financial Asia and LINE Corporation, whose functional currency is the Japanese yen.

The decrease in net loss on foreign currency transactions in 2019 as compared to 2018 was primarily attributable to the decrease in the amount of U.S. dollar-denominated bank deposits at LINE Financial Asia, whose functional currency is the Japanese yen, as such funds were used to make investments in an equity-method associate.

Other Non-operating Income

In 2018, we recognized other non-operating income of ¥869 million primarily due to a ¥555 million gain on financial assets at fair value through profit or loss resulting primarily from fair value measurement gain of convertible redeemable preferred stock in NPLE Games Co., Ltd., a Korean game development company we invest in through LINE Games Corporation, as well as gains on our investments in two other entities. In 2019, we recognized other non-operating income of ¥3,878 million, primarily due to a ¥2,837 million gain on financial assets at fair value through profit or loss, resulting mainly from fair value measurement gains on common stock of Netstars Co., Ltd., a Japanese fintech payment services company that we invested in.

Other Non-operating Expenses

In 2018, we recognized other non-operating expenses of ¥1,469 million primarily due to a ¥1,231 million loss on financial assets at fair value through profit or loss primarily related to fair value measurement loss of convertible redeemable preferred stock in 4:33 Creative Lab. In 2019, we recognized other non-operating expenses of ¥1,545 million, primarily due to a ¥1,231 million loss on financial assets at fair value through profit or loss, resulting mainly from impairment losses relating to the investment in one of our equity-method associates.

Income Tax Expenses

Our income tax expenses decreased by 96.0%, or ¥9,138 million, from ¥9,522 million in 2018 to ¥384 million in 2019. Our effective income tax rate of 283.9% for continuing operations for 2018 differed from the Japanese statutory tax rate of 31.7% for 2018 primarily due to pre-tax losses recorded by some of our subsidiaries on a stand-alone basis, as well as additional taxes paid by LINE Plus Corporation, our wholly-owned subsidiary in Korea, to the Korean tax authorities as a result of a tax audit conducted in September 2018. Such effect was partially offset by the recognition of a gain on fair value measurement relating to the deconsolidation resulting from the conversion of LINE MOBILE and LINE Games Corporation from consolidated subsidiaries to associates accounted for under the equity method in April 2018 and November 2018, respectively. We incurred income tax expenses in 2019 despite having a loss before tax from continuing operations. Our effective income tax rate of (0.7)% for continuing operations for 2019 differed from the Japanese statutory tax rate of 31.5% for 2019 primarily due to pre-tax losses recorded by some of our subsidiaries, primarily those in Japan, on a stand-alone basis, as well as the recognition of our share of losses from our associates and joint ventures, for which no deferred tax assets were recognized.

Profit (Loss) from Discontinued Operations, Net of Tax

We recognized profits from discontinued operations, net of tax, of ¥376 million in 2018 and of ¥584 million in 2019 related to the liquidation of our MixRadio business effective March 21, 2016 and its retrospective presentation as a discontinued operation for both periods. See “—Major Components of Our Results of Operations—Profit (Loss) from Discontinued Operations, Net of Tax.”

Profit (Loss) for the Year

As a result of the factors described above, we recorded a loss for the year of ¥5,792 million in 2018 and a loss for the year of ¥51,416 million in 2019. Our loss for the year as a percentage of revenues and other operating income was (2.5)% in 2018 and (22.3)% in 2019.

Comparison of the Years Ended December 31, 2017 and 2018

The results of operations for the year ended December 31, 2017 have been restated based on the identification of two reportable segments from the year ended December 31, 2018 (see “—Overview”).

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

Account advertising. Revenues from account advertising increased by 45.7%, or ¥17,785 million, from ¥38,929 million in 2017 to ¥56,714 million in 2018, primarily due to increases in revenues from LINE Official Accounts and LINE@, which were offset in part by a decrease in revenues from LINE Point Ads. Revenues from LINE Official Accounts increased primarily due to an increase in the number of paid contracts from 645 as of December 31, 2017 to 774 as of December 31, 2018. Revenues from LINE@ increased primarily due to an increase in new advertisers through sign-up incentives and marketing initiatives. On the other hand, revenues from LINE Point Ads decreased, reflecting a decrease in utilization of LINE Points by our advertisers. Revenues from our account advertising were also positively impacted by our adoption of IFRS 15 starting on January 1, 2018 using the modified retrospective method as described above.

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

Content. Revenues from content decreased by 4.8%, or ¥1,907 million, from ¥40,144 million in 2017 to ¥38,237 million in 2018 primarily due to a decrease in the sales volume of in-game items for LINE Games, which was offset in part by increases in revenues from LINE Manga, LINE Fortune and LINE Music. The decrease in the sales volume of in-game items was primarily driven by decreases in revenues from Disney TsumTsum and LINE Rangers. In addition, for a discussion of MAUs and MPUs of LINE Games, which decreased in 2018 compared to 2017, see “—Factors Affecting Our Financial Condition and Results of Operations.”

Partially offsetting the impact of decreases in revenues from LINE Games, we recorded increases in revenues from LINE Manga, LINE Fortune and LINE Music in 2018 compared to 2017, primarily reflecting increases in the number of users and their engagement with such services.

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

LINE Friends. Revenues from LINE Friends increased by 59.2%, or ¥7,280 million, from ¥12,299 million in 2017 to ¥19,579 million in 2018, primarily due to increases in sales of official LINE merchandise at our retail stores. The number of LINE Friends retail stores increased from 37 stores as of December 31, 2017 to 42 stores as of December 31, 2018.

Others. Revenues from the Others category increased by 61.7%, or ¥3,513 million, from ¥5,692 million in 2017 to ¥9,205 million in 2018, primarily due to increases in revenues from e-commerce related services, in particular LINE SHOPPING, and our sales of LINE Clova-integrated smart speakers, which were launched in October 2017.

Geographic Information

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

(1)

Due to our adoption of IFRS 15 starting on January 1, 2018, “sales commission expenses,” which were part of “authentication and other service expenses” prior to January 1, 2018, are now presented separately as a new line item, with the remainder of “authentication and other service expenses” re-categorized as “outsourcing and other service expenses,” starting from the year ended December 31, 2018. Such change has been applied to the figures for the year ended December 31, 2017.

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

Payment Processing and Licensing Expenses

	For the year ended December 31,		Changes
	2017	2018	Amount	%
	(in millions of yen or percentages)
Payment processing and licensing expenses	¥29,589	¥30,823	¥1,234	4.2%
Percentage of revenues	17.7%	14.9%

Payment processing and licensing expenses increased by 4.2%, or ¥1,234 million, from ¥29,589 million in 2017 to ¥30,823 million in 2018 primarily due to a decrease in processing fees paid to payment processing service providers resulting from a decrease in sales of virtual items for internally-developed games, which was offset in part by increases in licensing fees paid to creators of Stickers sold on Creators Market, licensing fees related to various contents offered on the LINE platform and portal sites, including on-demand videos offered on LINE TV, and payment processing fees related to LINE Pay and LINE Mobile MVNO services. In addition, we consolidated in our results the payment processing and licensing expenses of NextFloor Corporation, in which we had acquired a 51.0% interest through our once wholly-owned subsidiary, LINE Games Corporation, starting in July 2017.

Sales Commission Expenses

	For the year ended December 31,		Changes
	2017	2018	Amount	%
	(in millions of yen or percentages)
Sales commission expenses	¥899	¥15,960	¥15,061	1,675.3%
Percentage of revenues	0.5%	7.7%

Our sales commission expenses increased significantly by ¥15,061 million, from ¥899 million in 2017 to ¥15,960 million in 2018, primarily due to our adoption of IFRS 15 and the recognition of expenses relating to payments made to advertising agencies, as well as an increase in advertising fees we paid in connection with the consolidation of the operations of LINE Part-time Job starting in April 2018. We recognized ¥8,892 million of sales commission to advertising agencies in 2018 related to our decision to change the revenue recognition method of certain advertising products and services pursuant to IFRS 15 based on the total consideration received from our customers, including for services provided by our advertising agencies. See “—Critical Accounting Judgments, Estimates and Assumptions—Revenue Recognition.” As such sales commission expenses increased by the same amount as our revenue from related activities, there was no effect on the profit from operating activities.

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

Other operating expenses increased by 62.0%, or ¥15,738 million, from ¥25,403 million in 2017 to ¥41,141 million in 2018, primarily due to increases in expenses relating to provisions for the redemption of LINE Points, cost of goods sold relating to the sale of our products and rent expenses. Our expenses relating to provisions for the redemption of LINE Points increased by 450.0%, or ¥4,527 million, from ¥1,006 million in 2017 to ¥5,533 million in 2018, primarily due to an increase in the total number of LINE Points offered to our users as an incentive for the use of LINE Pay. Our cost of goods increased by 54.1%, or ¥2,676 million, from ¥4,946 million in 2017 to ¥7,622 million in 2018, primarily reflecting increases in sales of LINE Friends merchandise. Our rent expenses increased by 37.4%, or ¥2,297 million, from ¥6,143 million in 2017 to ¥8,440 million, primarily due to an increase in the amount of rental fees in connection with the relocation of our head offices to Shinjuku in April 2017.

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

The following table presents a breakdown of our profit from operating activities by segments and changes therein for the periods indicated.

	For the year ended December 31,		Changes
	2017	2018	Amount	%
	(in millions of yen or percentages)
Core business segment	¥34,250	¥26,559	¥(7,691)	(22.5)%
Strategic business segment	(17,674)	(34,931)	(17,257)	97.6
Corporate adjustments(1)	8,502	24,482	15,980	188.0

Total	¥25,078	¥16,110	¥(8,968)	(35.8)%

(1)

Mainly includes other operating income and share-based compensation expenses, except that the figure for the year ended December 31, 2016 also includes differences in exchange rate under managerial accounting.

Core Business Segment

Our profit from operating activities of the core business segment decreased by 22.5%, or ¥7,691 million, from ¥34,250 million in 2017 to ¥26,559 million in 2018, due to the greater increase in operating expenses from the segment, as compared to the increase in operating revenue from the segment, for the various reasons described above. The increase in operating expenses from the segment due to our adoption of IFRS 15 had no impact on our profit from operating activities because our revenue from the core business segment increased by the same amount. See “—Critical Accounting Judgments, Estimates and Assumptions—Revenue Recognition—Presentation of Advertisements.”

Strategic Business Segment

Our loss from operating activities of the strategic business segment decreased by 97.6%, or ¥17,257 million, from ¥17,674 million in 2017 to ¥34,931 million in 2018, due to the greater increase in operating expenses from the segment, as compared to the increase in operating revenue from the segment, for the various reasons described above.

Corporate Adjustments

Our corporate adjustments increased by 188.0%, or ¥15,980 million, from ¥8,502 million in 2017 to ¥24,482 million in 2018, primarily due to an increase in other operating income resulting from the recognition of gains relating to the loss of control of LINE Games Corporation and LINE MOBILE, as described above.

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

Share of Loss of Associates and Joint Ventures

We recognized net loss on our share of associates and joint ventures of ¥6,321 million in 2017 primarily related to our interest in Snow Corporation that increased following the transfer of our camera application business to Snow Corporation in May 2017 to pursue further synergies. See “Item 4.B. Business Overview—Our Investments—Investments by LINE Corporation” and “—Comparison of the Years Ended December 31, 2017 and 2018—Share of Loss of Associates and Joint Ventures.” We recognized net loss on our share of associates and joint ventures of ¥11,148 million in 2018, representing an increase of 76.4% from 2017. While the principal component of net loss on our share of associates remained Snow Corporation, the increase was primarily attributable to our interest in LINE MOBILE, which started to be accounted for as an associate under the equity method rather than as a consolidated subsidiary in April 2018 following our partnership agreement with SoftBank pursuant to which our interest in LINE MOBILE decreased from 100.0% to 49.0%. The losses incurred by LINE MOBILE in 2018 were primarily due to an increase in marketing expenses relating to the active promotion of its MVNO service.

Loss on Foreign Currency Transactions, Net

We recognized a 10.3% increase in net loss on foreign currency transactions from ¥818 million in 2017 to ¥902 million in 2018 resulting from fluctuations in exchange rates, particularly the fluctuation of the Japanese yen against the Korean won, U.S. dollar and the New Taiwan dollar during these periods.

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

Other Non-operating Income

In 2017, we recognized other non-operating income of ¥1,963 million primarily resulting from a ¥1,096 million gain on financial assets at fair value through profit or loss related to fair value measurement gain of conversion right of redeemable preferred stock in 4:33 Creative Lab as well as a ¥751 million gain on sale of financial assets related to our disposition of holdings in gumi Inc., a mobile games developer and publisher listed on the Tokyo Stock Exchange, and three other listed companies. In 2018, we recognized other non-operating income of ¥869 million primarily due to a ¥555 million gain on financial assets at fair value through profit or loss resulting primarily from fair value measurement gain of convertible redeemable preferred stock in NPLE Games Co., Ltd., a Korean game development company we invest in through LINE Games Corporation, as well as gains on our investments in two other entities.

Other Non-operating Expenses

In 2017, we recognized other non-operating expenses of ¥1,988 million primarily due to a ¥1,761 million loss on impairment of available-for-sale financial assets related primarily to our investment in 4:33 Creative Lab. In 2018, we recognized other non-operating expenses of ¥1,469 million, primarily due to a ¥1,231 million loss on financial assets at fair value through profit or loss primarily related to fair value measurement loss of convertible redeemable preferred stock in 4:33 Creative Lab.

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

Profit (Loss) from Discontinued Operations, Net of Tax

We recognized loss from discontinued operations, net of tax, of ¥13 million in 2017 and profit from discontinued operations, net of tax, of ¥376 million in 2018 related to the liquidation of our MixRadio business effective March 21, 2016. See “—Major Components of Our Results of Operations—Profit (Loss) from Discontinued Operations, Net of Tax.”

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

Liquidity and Capital Resources

Cash Flows

The following table sets forth our cash flows for the periods indicated.

	For the year ended December 31,
	2017	2018	2019
	(in millions of yen)
Net cash provided by (used in) operating activities	¥10,965	¥9,122	¥(3,105)
Net cash used in investing activities	(34,230)	(52,884)	(43,133)
Net cash provided by financing activities	11,439	178,401	6,112
Cash and cash equivalents at the beginning of the year	134,698	123,606	256,978
Cash and cash equivalents at the end of the year	123,606	256,978	217,345

Our principal sources of liquidity since 2017 to date have been incurrences of debt, the issuance of the Convertible Bonds in September 2018 and cash generated by our operations. We manage our liquidity risk to meet our working capital and operational requirements by continually managing projected cash flows. We also aim to mitigate liquidity risk by contracting with financial institutions with respect to bank overdrafts and banking facility agreements for efficient management of funds. We believe that cash from our operations, current and future financing arrangements (including short-term and long-term borrowing facilities and issuances of corporate bonds, such as convertible bonds) and existing cash and cash equivalents are likely to be sufficient to satisfy our operating cash requirements, capital expenditure needs and debt service requirements for the next twelve months. However, we may need additional cash resources in the future if we find and wish to pursue opportunities for investment, acquisition or strategic cooperation, which may include investing in technology, technical infrastructure or acquisition of additional equity interests in subsidiaries or associates. If we determine that our cash requirements exceed our available cash holdings, we may seek to issue additional debt or equity securities or obtain additional credit facilities or other sources of funding.

The Payment Services Act requires entities that engage in business activities involving advance payments from customers using prepaid payment instruments such as virtual currencies to set aside amounts covering at least 50% of the total amount of the unused amounts or credits represented by such instruments issued as of the end of either the first or third quarter of any year (if such total amount is more than ¥10 million) for the users, either by making a deposit or by entering into certain guarantee or trust agreements. In accordance with the Payment Services Act, we had deposited ¥280 million as guarantee deposits as of December 31, 2019. As part of our efforts to comply with the Payment Services Act, we deposited our investments in Japanese government bonds of ¥280 million as of December 31, 2017, 2018 and 2019, which we intend to hold until maturity. In addition, we entered into credit guarantee contracts with banks for ¥12,500 million as of December 31, 2017, for ¥18,500 million as of December 31, 2018 and for ¥33,500 million as of December 31, 2019.

Net Cash Provided by (Used in) Operating Activities

Our net cash provided by operating activities consists of profit or loss before tax adjusted for certain non-cash items including depreciation and amortization and share-based compensation expenses, as well as the effect of changes in working capital and other activities.

Net cash used in operating activities was ¥3,105 million in 2019, compared to net cash provided by operating activities of ¥9,122 million in 2018. The decrease in cash for 2019 was mainly due to the factors leading to a loss before tax from continuing operations. The effects of this were offset in part by payments for the principal portion of the lease liabilities of ¥9,167 million, which had been classified as cash flows used in operating activities, being reclassified to cash flows used in financing activities as payments for the principal portion of lease liabilities, as a result of our adoption of IFRS 16 in 2019.

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

Net Cash Used in Investing Activities

Our net cash used in investing activities decreased from ¥52,884 million in 2018 to ¥43,133 million in 2019 primarily due to a decrease in payments for acquisition of property and equipment and intangible assets from ¥20,939 million in 2018 to ¥15,487 million in 2019, a decrease in our purchases of equity investments from ¥5,022 in 2018 to nil in 2019, a decrease in investments in debt instruments from ¥15,661 million in 2018 to ¥11,223 million in 2019, and a decrease in our purchases of time deposits from ¥13,443 million in 2018 to ¥9,364 million in 2019. These factors were partially offset by an increase in investments in associates and joint ventures from ¥14,214 million in 2018 to ¥23,332 million in 2019 mainly related to our investments in P.T. Bank KEB Hana Indonesia, as well as an increase in payment of guarantee deposits from ¥800 million in 2018 to ¥5,795 million in 2019 mainly due to making a guarantee deposit in order to enter into the banking business in Taiwan, as well as making guarantee deposits at a securities brokerage in connection with making investments in derivative instruments.

Our net cash used in investing activities increased from ¥34,230 million in 2017 to ¥52,884 million in 2018, primarily due to an increase in our purchases of time deposits from ¥1,282 million in 2017 to ¥13,443 million in 2018, an increase in investments in debt instruments from ¥6,433 million in 2017 to ¥15,661 million in 2018, an increase in investments in associates and joint ventures from ¥5,566 million in 2017 to ¥14,214 million in 2018 mainly related to our investments in FOLIO, as well as an increase in payments for acquisition of property and equipment and intangible assets from ¥12,622 million in 2017 to ¥20,939 million in 2018 mainly related to our acquisition of additional servers. These factors were partially offset by an increase in proceeds from maturities of time deposits from ¥401 million in 2017 to ¥13,843 million in 2018 and a decrease in payment for acquisition of subsidiaries and businesses from ¥11,887 million in 2017 to ¥188 million in 2018.

Net Cash Provided by Financing Activities

Our net cash provided by financing activities decreased significantly from ¥178,401 million in 2018 to ¥6,112 million in 2019 primarily due to our issuance of the Convertible Bonds in 2018 compared to no such issuances in 2019. In September 2018, we raised a total of approximately ¥146.3 billion from the issuance of the Convertible Bonds through an offering pursuant to Regulation S under the Securities Act and a private placement to NAVER Corporation, our largest shareholder. The Convertible Bonds are convertible into shares of our common stock at an initial conversion price per share of ¥7,467 for the Convertible Bonds due 2023 and ¥7,518 for the Convertible Bonds due 2025. We are using the proceeds from this issuance to fund investments in our fintech businesses, LINE Clova AI platform and blockchain-related initiatives. Our net cash provided by financing activities was also negatively impacted by a decrease in capital contribution from non-controlling interests from ¥26,439 million in 2018 to ¥15,476 million in 2019; capital contribution from non-controlling interests in 2019 primarily related to proceeds from the issuance of new shares by LINE Securities Corporation to non-controlling interests. In addition, payments for the principal portion of the lease liabilities of 9,167 million yen, which had been classified as cash flows used in operating activities, were reclassified as cash flows used in financing activities as payments for the principal portion of the lease liabilities, as a result of our adoption of IFRS 16.

Our net cash provided by financing activities increased significantly from ¥11,439 million in 2017 to ¥178,401 million in 2018 primarily due to a cash inflow of ¥149,978 million from our issuance of the Convertible Bonds in 2018 compared to no such proceeds in 2017. Our net cash provided by financing activities was also positively impacted by an increase in capital contribution from non-controlling interests from ¥345 million in 2017 to ¥26,439 million in 2018, primarily related to proceeds from the issuance of new shares by LINE Biz+ Taiwan Limited and LINE Digital Frontier to non-controlling interests. Such factors were offset in part by a decrease in proceeds from exercise of stock options from ¥11,489 million in 2017 to ¥1,002 million in 2018.

Contractual Obligations and Commitments

The following table sets forth the amount of contractual obligations as of December 31, 2019, and the effect such obligations are expected to have on our liquidity and cash flow in future periods.

	Payments due by period
	Total	Less than 1 Year	1 to 3 Years	4 to 5 Years	More than 5 Years
	(in millions of yen)
Corporate bond obligations(1)	¥146,320	¥—	¥—	¥73,160	¥73,160
Short-term borrowing obligations(2)	23,246	23,246	—	—	—
Lease liabilities	66,102	11,593	14,768	8,650	31,091
Purchase obligations(3)	1,047	1,047	—	—	—
Deposits received(4)	20,237	20,237	—	—	—
Office security deposits received under sublease agreement(5)	16	—	16	—	—
Future estimated defined benefit plan payments(6)	5,530	602	1,133	1,089	2,706
Trade and other payables	43,829	43,710	119	—	—

Total	¥306,327	¥100,435	¥16,036	¥82,899	¥106,957

(1)

Represents the aggregate principal amount of the Convertible Bonds to be redeemed at maturity in 2023 and 2025, as applicable, unless previously redeemed or purchased and cancelled, or the stock acquisition rights incorporated therein have already been exercised.

(2)	As of December 31, 2019, the book value of our short-term borrowings was ¥23,207 million.
(3)	Our purchase obligations include contracts for property and equipment. See Note 9(3) of the notes to our annual consolidated financial statements.
(4)

The deposits received primarily relate to deposits made by LINE Pay users as of December 31, 2019. The obligations arising from such deposits are extinguished when such deposits are redeemed through LINE Pay transactions and continue to change as LINE Pay users make or redeem deposits. Accordingly, for purposes of this table, all such obligations are presented as due in less than one year.

(5)	The deposits received primarily relate to the sublease of our store spaces.
(6)

Represents, as of December 31, 2019, the expected amount of retirement benefits that we will be required to pay within ten years under applicable law to employees of our subsidiaries which are primarily located in Korea, including LINE Plus Corporation, LINE PLAY Corporation, LINE Biz Plus Corporation, LINE Friends Corporation, LINE Studio Corporation, LINE UP Corporation, NemusTech Co., Ltd., Unblock Corporation, Markt Co., Ltd. and LINE Financial Plus Corporation, when they reach their normal retirement age. The amounts were determined based on the employees’ current salary rates and the number of service years that will have been accumulated upon their retirement. These amounts do not include amounts that may be paid to employees who cease to work at the relevant company before their normal retirement age.

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

Revenue Recognition for Stickers, Sponsored Stickers, LINE Point Ads and Advertising Services

We recognize revenue associated with certain communication and content sales and with advertising services by reference to the stage of completion. Starting on January 1, 2018, we have adopted IFRS 15, a new accounting standard issued by the IASB that establishes a five-step revenue recognition model that applies to all revenue generated from contracts with customers, regardless of the type of transaction or the industry, with limited exceptions. We concluded that the previous methods of revenue recognition and measurement are in accordance with IFRS 15, with the exceptions outlined below:

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

Presentation of Advertisements. Revenues from display advertising and other advertising are recognized upon the fulfillment of certain actions under contracts with the advertisers, such as impressions, views and clicks. For advertising services such as LINE Official Accounts, an advertising agency may be involved in providing to customers on our behalf certain services, such as formatting of advertisement publications to comply with our specifications or standards for advertisement publications. Previously, the share attributable to advertising agencies was considered an individually identifiable element, and we recognized revenue excluding such share from the total consideration received from customers as we earned a certain portion of the consideration received, and did not provide the service directly or bear any credit risk relating to the share of the advertising agency.

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

Upon launching a new game or application, we evaluate the nature of the virtual items, the behavior of end users with respect to such items and the availability of supporting data in determining the related revenue recognition policy. We may also consider the data from other existing internally-developed games or applications, as well as industry data, in determining the related revenue recognition policy if there is insufficient history for such new game or application. If we do not have sufficient historical data to analyze user behavior and cannot identify any similar games or applications to serve as references for us to reasonably estimate the life of the game or application, we defer all sales until such history is developed. Once we have sufficient historical data, we assess the estimations (such as the estimated usage period and the estimated average playing period for paying users) for durable virtual items for each game or application on a quarterly basis. If user behavior changes over time or deviates from our estimates, we may be required to change the timing of our revenue recognition, which could materially and adversely affect our results of operations.

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

We believe that recognition of deferred tax assets is a significant accounting policy that requires our management’s estimates and assumptions regarding, among other things, the level of future taxable income, interpretation of the tax laws and tax planning. Changes in tax laws, projected levels of taxable income and tax planning could affect the effective tax rate and tax balances recorded by us in the future. As of December 31, 2019, we recorded deferred tax assets of ¥24,095 million and deferred tax liabilities of ¥1,071 million.

Impairment

Non-Financial Assets

Non-current assets other than goodwill. Non-current assets other than goodwill, such as property and equipment, right-of-use assets, intangible assets with definite useful lives and investments in associates and joint ventures are assessed for indicators of impairment at the end of each reporting period. Intangible assets with indefinite useful lives and goodwill (described further below), are tested for impairment annually. We evaluate both internal and external sources of information to assess whether impairment indicators exist. Some of the impairment indicators are evidence of obsolescence, significant adverse changes in the technological, market, economic or legal environment of the market in which we operate. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. The recoverable amount is the greater of its value in use and its fair value less cost to sell. An impairment loss is recognized, and the carrying amount is adjusted to be equal to its recoverable amount, if the carrying amount of an asset or a cash-generating unit exceeds its recoverable amount. The recoverable amount is usually measured based on its value in use, and involves the use of estimates by LINE’s management that can have a material impact on the respective values and ultimately the amount of any impairment. See Note 4, Note 11 and Note 31 of the notes to our annual consolidated financial statements.

Goodwill. As of December 31, 2019, we had ¥17,651 million of goodwill. The goodwill impairment test requires us to test at least annually and more frequently as indicators of impairment are identified. The goodwill impairment test requires us to exercise judgment and assess whether the carrying value of the cash-generating units to which goodwill has been allocated can be supported by the recoverable amount of such cash-generating units. The recoverable amount of a cash-generating unit is determined based on a value-in-use calculation that involves the use of estimates. The main assumptions used in the value-in-use calculation include the discount rate, terminal growth rate and expected future cash flow projections for a period of up to five years from financial budgets approved by our management. Cash flow projections after the planning period are extrapolated using terminal growth rates. Cash flow projections take into account past experience and represent our management’s best estimates. These assumptions are subject to significant adjustments from various factors including user trends, spending on marketing, technology infrastructure and competition.

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

The key assumptions used in our value-in-use calculations are as follows:

	For the year ended December 31,
	2017		2018		2019
	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate
LINE business and portal	10.3%	1.6%	—	—	—	—
Core business
Core business	—	—	11.6%	1.3%	10.8%	1.3%
Strategic business
LINE Friends	—	—	11.2%	2.3%	14.3%	2.3%
Fintech	—	—	11.8%	1.6%	13.4%	1.3%
e-commerce	—	—	11.0%	1.7%	13.6%	1.4%
AI	—	—	11.5%	1.7%	12.3%	1.1%

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

Financial Assets

We assess the expected credit losses associated with our debt instruments measured at amortized cost and at fair value through other comprehensive income. The impairment methodology used to estimate the expected credit losses depends on whether there has been a significant increase in credit risk in the individual financial asset or the asset group that includes such financial asset since initial recognition. We measure the expected credit losses for debt instruments measured at amortized cost and at fair value through other comprehensive income for which there has been no significant increase in credit risk at an amount equal to expected credit losses over a 12-month period. On the other hand, if there has been a significant increase in credit risk, we measure the expected credit loss at an amount equal to the lifetime expected credit losses considering all reasonable and supportable information, including forward-looking information. We use the probability that a default may occur calculated based on historical default data of corporate bond ratings in Japan to measure the 12-month expected credit losses and the lifetime expected credit losses. For trade receivables, we apply the simplified approach permitted by IFRS 9 (as defined below), which requires lifetime expected losses to be recognized from the initial recognition of such trade receivables. The expected credit risk of trade receivables is measured using the probability that a default may occur calculated based on our historical experiences relating to cash collection from our trade receivables. In calculating expected credit losses, we consider a variety of forward-looking information, including external credit ratings, actual or expected significant adverse changes in business, financial or economic conditions that may cause a significant change to a borrower’s ability to perform its obligations and actual or expected significant changes in the operating results of the customer or the counterparty, and significant increase in credit risk of the customer or the counterparty.

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

Provisions

We recognize asset retirement obligations related to leases in our consolidated statement of financial position. These provisions are recognized based on our management’s best estimates of the expenses expected to be incurred for the restoration of the lease properties to the state as specified in the rental agreements upon termination of the leases. The estimation takes risks and uncertainty related to the obligations into account as of the fiscal year end date, and the estimates are evaluated on an annual basis.

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

Defined Benefit Plans

We offer employees in Korea, Taiwan, Thailand and Indonesia defined benefit plans and defined contribution plans. The specific features of these plans vary depending on the applicable laws and regulations in each country where the employees work. The majority of our defined benefit obligation consists of the unfunded defined benefits plans for employees of our subsidiaries located in Korea. Such plans include lump sum payments and other post-employment benefits for the board of directors and employees with a service period of over one year. Expenses related to defined benefit plans were ¥2,141 million ¥2,180 million and ¥ 2,290 million in 2017, 2018 and 2019, respectively, and we recorded liabilities for defined benefit obligations of ¥6,189 million, ¥7,210 million and ¥9,862 million as of December 31, 2017, 2018 and 2019, respectively. The cost of the defined benefit plans and the present value of the obligations are determined using actuarial valuations. An actuarial valuation involves making various assumptions that are reviewed at each reporting date, including the determination of the discount rate and future salary increases.

We used the following assumptions to calculate our expenses related to defined benefit plans for the years indicated.

	For the year ended December 31,
	2017	2018	2019
Discount rate	3.2%-3.7%	2.5%-3.5%	1.7%-3.1%
Weighted average of future salary increases	4.5%-7.7%	5.3%-7.1%	4.5%-8.6%

We determine the discount rate based on market returns of high-quality corporate bonds consistent with currencies and estimated payment terms applicable to the defined benefit obligations as of the reporting date in order to calculate present value of the defined benefit obligations. Estimated future salary increases are based on historical salary increases and expected future inflation rates. The plans expose us to actuarial risks, including interest rate risk, salary increase risk and longevity risk. Due to the complexities involved in the valuation and its long-term nature, defined benefit obligations are highly sensitive to changes in these assumptions. If the discount rate or rate of future salary increases had been 100 basis points higher or lower with all other variables held constant, the impact on our defined benefit obligations for 2019 would have been as follows:

	For the year ended December 31, 2019
	Discount rate		Salary increase rate
	100 basis points increase	100 basis points decrease	100 basis points increase	100 basis points decrease
	(in millions of yen)
Impact on defined benefit obligations	¥(998)	¥1,188	¥1,104	¥(955)

Recently Issued Accounting Standards

The standards and interpretations that are issued but not yet effective as of December 31, 2019 are not expected to have a material impact to our annual consolidated financial statements.

Item 5.C.	Research and Development, Patents and Licenses, Etc.

We maintain a research and development program to carry out basic research and technology development activities. See “Item 4.B. Business Overview—Technology.”

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

On December 26, 2018, we entered into a loan commitment agreement with LINE Music Corporation, an unconsolidated subsidiary of ours, pursuant to which LINE Music Corporation had the right to borrow from us up to a total amount of ¥1,000 million yen at a rate of 0.80 per cent. per annum. Any borrowed amount must be repaid by December 31, 2021. As of December 31, 2019, LINE Music Corporation had not drawn down the any of the commitment amount.

Item 5.F.	Tabular Disclosure of Contractual Obligations

See “Item 5.B. Liquidity and Capital Resources—Contractual Obligations and Commitments.”

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

Name	Age	Position/Title
Takeshi Idezawa	46	Representative Director, President and Chief Executive Officer
Jungho Shin	48	Representative Director and Chief WOW Officer
Jun Masuda	42	Director and Chief Strategy & Marketing Officer
In Joon Hwang	54	Director and Chief Financial Officer
Hae Jin Lee	52	Chairman of the Board of Directors
Tadashi Kunihiro	64	Outside Director
Koji Kotaka	61	Outside Director
Rehito Hatoyama	46	Outside Director
Hitoshi Kurasawa	69	Corporate Auditor
Yoichi Namekata	51	Corporate Auditor
Noriyuki Uematsu	59	Corporate Auditor

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

Jungho Shin. Mr. Shin has served as a director since January 2012 and as our chief WOW officer since February 2019. On March 28, 2019, our board of directors resolved to appoint Mr. Shin as a representative director effective April 1, 2019. He served as our chief global officer from April 2014 to March 2018 and chief service officer and from April 2018 to January 2019. He has served as a representative director of LINE Plus Corporation since March 2013. Previously, he served as an outside director at livedoor Co., Ltd., our subsidiary. From June 2005 to April 2013, Mr. Shin served in several roles at NAVER Corporation, including as head of Japan services. Mr. Shin received a B.S. and an M.S. in computer science from Korea Advanced Institute of Science and Technology.

Jun Masuda. Mr. Masuda has served as a director since March 2015 and chief strategy and marketing officer since April 2014. Mr. Masuda currently serves as a representative director of LINE Ventures Corporation, LINE MUSIC Corporation, LINE TICKET Corporation and LINE CONOMI Corporation. Mr. Masuda also serves as a director of Demae-can Co., Ltd. Previously, he served as a senior officer and chief strategy and marketing officer of NHN Japan Corporation. Prior to joining our company in October 2008, he served as a director and vice president of product at Baidu Japan Inc.

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

Yoichi Namekata. Mr. Namekata has served as our corporate auditor since March 2019. Mr. Namekata is the representative attorney of NAMEKATA International Law Office. He currently serves as an outside director and audit & supervisory board member of Suruga Bank Ltd. Mr. Namekata has previously held positions at Blakemore & Mitsuki, Baker & McKenzie, NIIMURA SOGO LAW OFFICE and the Inspection Bureau of the FSA. Mr. Namekata received a bachelor’s degree in international relations law from Sophia University.

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

Executive Officers

The following table sets forth information regarding our senior management, consisting of the officers identified below (“executive officers”), as of the date of this annual report. The business address of all our executive officers is JR Shinjuku Miraina Tower, 23rd Floor, 4-1-6 Shinjuku, Shinjuku-ku, Tokyo, 160-0022, Japan.

Executive Officers	Age	Position/Title
Takeshi Idezawa	46	Representative Director, President and Chief Executive Officer
Jungho Shin	48	Representative Director and Chief WOW Officer
Jun Masuda	42	Director and Chief Strategy & Marketing Officer
In Joon Hwang	54	Director and Chief Financial Officer

Item 6.B.	Compensation

In accordance with the Companies Act, compensation for our directors and corporate auditors, including bonuses, retirement allowances and incentive stock options, must be approved at our general meeting of shareholders, unless otherwise specified in our articles of incorporation. The shareholders’ approval may specify the upper limit of the aggregate amount of compensation or calculation methods, but if compensation includes benefits in kind, the shareholders’ approval must include the description of such benefits. Compensation for a director or corporate auditor is fixed by our board of directors or by consultation among our corporate auditors in accordance with our internal regulations and practice, and in the case of retirement allowances, generally reflects the position of the director or corporate auditor at the time of retirement, length of service as a director or corporate auditor and contribution to our performance. Our board of directors is also supported by a compensation committee. See “Item 6.C. Board Practices—Committees of the Board of Directors.” The following table summarizes the total compensation paid, including in-kind benefits granted, to our directors and corporate auditors in 2019:

	Total amount (in millions of yen)	By type (in millions of yen)				Number of persons
		Base salary	Stock options	Bonuses	Retirement allowances
Directors(1)	¥1,400	¥371	¥796	¥178	¥55	5
Outside directors	67	45	4	18	—	3
Corporate auditors	25	25	—	—	—	5

(1)	Excludes outside directors.

The following table summarizes the compensation paid, including in-kind benefits granted, by LINE Corporation and its consolidated subsidiaries to our directors or corporate auditors, on an individual basis, in an amount equal to or exceeding ¥100 million for 2019:

Name	Position/Title	Company	Type and amount (in millions of yen)				Total (in millions of yen)
			Base salary	Stock options(1)	Bonuses	Retirement allowances(2)
Jungho Shin	Director	LINE Corporation	¥8	¥469	—	—	¥653	(3)
	Director	LINE Plus Corporation	86	—	¥46	¥44
In Joon Hwang	Director	LINE Corporation	47	60	10	—	162	(4)
	Director	LINE Plus Corporation	21	—	13	11
Takeshi Idezawa	Director	LINE Corporation	85	149	40	—	274
Jun Masuda	Director	LINE Corporation	71	118	33	—	222

(1)	Amounts account for expenses applicable to stock options granted in 2015, 2017, 2018 and 2019.
(2)	Amounts include retirement allowances set aside for Mr. Jungho Shin and Mr. In Joon Hwang by LINE Plus Corporation pursuant to its internal policy.
(3)	Amount includes compensation paid to Mr. Jungho Shin by LINE Corporation and LINE Plus Corporation.
(4)	Amount includes compensation paid to Mr. In Joon Hwang by LINE Corporation and LINE Plus Corporation.

Pursuant to a resolution of our board of directors on February 26, 2019, as well as the approval of our shareholders at the ordinary general meeting of shareholders held on March 28, 2019, we adopted a new share-based compensation plan, which will grant approximately 3.6% of our outstanding shares of common stock at the time of the grant to our directors (including outside directors), executive officers and employees in the form of stock options or other share-based compensation, as applicable. The grants will be made over the course of three years in an amount of about 1.26% per year of the number of outstanding shares of common stock at the time of the grant (for a total of approximately 10.8% of our outstanding shares of common stock), and the first grant was made on July 29, 2019. The exercise price of the stock options shall be 105.0% of the average market price of our common stock on the Tokyo Stock Exchange for the month preceding the date of the grant of the stock options, unless such exercise price is lower than the market price on the date of the grant, in which case the exercise price shall be the market price on such date. The stock options granted shall be exercisable in the proportion of 20%, 50% and 100% of the amount granted from the third, fourth or fifth anniversary of the date of the grant, respectively, and will expire on the tenth anniversary of the grant of such options. The stock options granted to our directors who are not outside directors shall only be exercisable upon the satisfaction of certain conditions related to the price of our shares of common stock at the time specified under our new share-based compensation plan. See Note 27 of the notes to our annual consolidated financial statements.

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

The function of our board of corporate auditors and each corporate auditor is similar to that of independent directors, including those who are members of the audit committee, of a U.S. company. Each corporate auditor has a statutory duty to supervise the administration by the directors of our affairs, to examine the financial statements and business reports to be submitted by a representative director at the general meetings of shareholders and to prepare an audit report. They are obligated to participate in meetings of the board of directors and, if necessary, to express their opinion at such meetings, but are not entitled to vote. The board of corporate auditors has a statutory duty to prepare an audit report based on the audit reports issued by the individual corporate auditors and submit such audit reports to a relevant director, and in the case of audit reports related to financial statements, independent certified public accountants each year. Each corporate auditor may note an opinion in an audit report issued by the board of corporate auditors, if the opinion expressed in such corporate auditor’s individual audit report is different from the opinion expressed in the audit report issued by the board of corporate auditors. The board of corporate auditors is empowered to establish the audit principles, the method of examination by the corporate auditors of our affairs and financial position and any other matters relating to the performance of the corporate auditors’ duties.

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

In addition, under the Securities Listing Regulations of the Tokyo Stock Exchange, listed companies in Japan are required to have at least one independent officer (an “Independent Officer”). For details on the requirements for an Independent Officer, see “Item 16G. Corporate Governance.” Such Independent Officer is required to be an outside director or an outside corporate auditor (as defined under the Companies Act) who is unlikely to have any conflicts of interest with shareholders. The Securities Listing Regulations also require listed companies to make efforts to have at least one director who meets the requirements for an Independent Officer (such director, an “Independent Director”). Further, a listed company that does not have two or more Independent Directors is required to publicly explain the reason. As of December 31, 2019, we have six Independent Officers, including three Independent Directors.

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

Our board of directors is supported by a management committee to facilitate timely decision-making with respect to important administration and management issues. The management committee is composed of members appointed by the President. Currently, the management committee consists of Mr. Idezawa, the Chief Executive Officer, Mr. Shin, the Chief WOW Officer, Mr. Masuda, the Chief Strategy & Marketing Officer, Mr. Hwang, the Chief Financial Officer, Mr. Takeshi Nakayama, who holds concurrent posts as Chief Privacy Officer/Chief Information Security Officer and Legal & Compliance and Risk Management Officer and certain senior officers in charge of finance and accounting as well as human resources. A senior officer in charge of internal audit and a full-time corporate auditor also attend meetings in an observer capacity. The management committee engages in discussion of various items to be resolved by, or reported to, the board of directors, and considers important administration and management issues in accordance with the basic strategies and policies set by the board of directors.

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

Indemnification Agreement

On December 23, 2019, we entered into an indemnification agreement with each of the members of the special committee (the “Special Committee”). The indemnification agreement provides, among other things, for indemnification to the fullest extent permitted by law against any and all expenses, judgments, fines, penalties and amounts paid in settlement of any proceeding relating to the fact that the indemnitee is or was a director, Special Committee member or other associate of the company, as provided in the indemnity agreement. The indemnification agreement provides for the advancement or payment of all expenses to each Special Committee member, as applicable, and for reimbursement of any such advanced expenses to the LINE if it is found that such indemnified Special Committee member is not entitled to such indemnification under applicable law.

Item 6.D.	Employees

Our employees are critical to our success. We seek employees who are motivated to develop new products and services for our rapidly growing user base around the world, as well as for our platform partners and advertisers. A vast majority of our new hires have prior experience in the internet or mobile services or related industries, and we strive to hire and retain employees with diverse backgrounds in addition to relevant work experience in order to achieve our objective to continue to grow globally.

On a consolidated basis, we had 4,344, 5,595 and 6,998 full-time employees as of December 31, 2017, 2018 and 2019, respectively. From time to time, we also employ contract-based or part-time employees to enhance operational efficiency. As of December 31, 2019, we had 1,994 temporary employees. The following table sets forth a breakdown of our full-time employees by location as of December 31, 2019:

Location	Number of full-time employees
Japan	3,269
Outside Japan	3,729

Total	6,998

Compensation for our full-time employees consists of a combination of annual base salary, bonuses and share-based compensation. Pursuant to the approval of our board of directors on June 26, 2017, we introduced equity-settled and cash-settled employee stock ownership plans in recognition of our employees’ contribution to our growth and to further encourage improvement in medium- to long-term business performance and to grant beneficiary rights to certain of our employees and those of our subsidiaries in 2017. As of December 31, 2019, our equity-settled and cash-settled employee stock ownership plans held 1,524,392 shares of our common stock as treasury shares, which are granted from time to time as shares or cash (after sale of the underlying shares by the trust) as part of our share-based payments to our employees. See Note 27 of the notes to our annual consolidated financial statements. We also operate employee share incentive plans to encourage wider equity participation among our employees. Pursuant to our new share-based compensation plan adopted on July 9, 2019, we began granting stock options or other share-based compensation to all of our employees in an effort to create a strong incentive for them to further promote medium- to long-term growth of our corporate and shareholder values. See “Item 6.B. Compensation.”

We also provide a wide range of benefits to our employees. We believe our compensation and benefit plans are competitive within our industry. Our employees in Japan are not unionized, and we consider our current relations with our employees to be good.

Item 6.E.	Share Ownership

Common Stock

As of December 31, 2019, none of the shares of our common stock entitles the holder to any preferential voting rights. The persons who are currently our directors, corporate auditors and executive officers held, as a group, 9,463,193 shares of common stock as of December 31, 2019, the most recent practicable date for which this information is available. The table below shows the ownership of our common stock by our directors and corporate auditors and executive officers.

Name	Number of shares of common stock	Percentage of outstanding shares of common stock
Jungho Shin	4,760,500	2.0%
Hae Jin Lee	4,594,000	1.9%
Jun Masuda	63,000	*
Takeshi Idezawa	40,000	*
Tadashi Kunihiro	2,562	*
Koji Kotaka	2,500	*
Rehito Hatoyama	631	*

Total	9,463,193	3.9%

*	Less than 1%.

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

Our stock options granted during 2015 may be exercised during an eight-year period that begins two years from the date of grant and our stock options granted during 2017 may be exercised for a period of six years that begins four years from the date of grant. With respect to our stock options granted during 2019, 20% of them are exercisable after three years from the date of grant, 50% of them are exercisable after four years from the date of grant, and 100% of them are exercisable five years from the date of grant. Our stock option grants generally do not allow for the transfer or assignment of options. An option holder who retires while one’s options are still exercisable loses such options, unless otherwise approved by our board of directors. In the event of a stock split, reverse stock split or issuance of new shares or disposal of treasury shares at below market price, the exercise price of and, in certain cases, the number of shares subject to outstanding options, will be proportionately adjusted.

The following table summarizes the stock options with respect to our common stock owned by our directors and corporate auditors as of December 31, 2019:

Name	Grant Date	Exercise period(1)		Exercise price (per share)	Number of options granted	Number of options exercised	Number of outstanding options
		From	To
Jungho Shin	December 17, 2012	December 18, 2014	December 17, 2022	¥344	6,790,000	6,790,000	—
	February 4, 2015	February 4, 2017	February 3, 2025	1,320	3,474,500	3,474,500	—
	July 18, 2017	July 18, 2018	July 18, 2027	4,206	601,000	—	300,500
	July 29, 2019	July 29, 2022	July 8, 2029	3,500	2,160,000	—	—
Hae Jin Lee	December 17, 2012	December 18, 2014	December 17, 2022	344	5,572,000	5,572,000	—
Takeshi Idezawa	December 16, 2013	December 17, 2015	December 16, 2023	344	52,500	52,500	—
	February 4, 2015	February 4, 2017	February 3, 2025	1,320	44,000	30,000	14,000
	July 18, 2017	July 18, 2018	July 18, 2027	4,206	300,500	—	150,200
	July 29, 2019	July 29, 2022	July 8, 2029	3,500	397,500	—	—
Jun Masuda	December 16, 2013	December 17, 2015	December 16, 2023	344	63,000	63,000	—
	February 4, 2015	February 4, 2017	February 3, 2025	1,320	31,500	—	31,500
	July 18, 2017	July 18, 2021	July 18, 2027	4,206	240,400	—	120,200
	July 29, 2019	July 29, 2022	July 8, 2029	3,500	311,000	—	—
In Joon Hwang	July 18, 2017	July 18, 2018	July 18, 2027	4,206	120,200	—	60,100
	July 29, 2019	July 29, 2022	July 8, 2029	3,500	155,500	—	—
Tadashi Kunihiro	July 29, 2019	July 29, 2022	July 8, 2029	3,500	8,000	—	—
Koji Kotaka	July 29, 2019	July 29, 2022	July 8, 2029	3,500	8,000	—	—
Rehito Hatoyama	July 29, 2019	July 29, 2022	July 8, 2029	3,500	8,000	—	—

(1)	Stock options issued in 2019 become exercisable over time in accordance with the following schedule:

Issue date to July 28, 2022	Unexcercisible
July 29, 2022 to July 8, 2029	20% of stock options become exercisable
July 29, 2023 to July 8, 2029	50% of stock options become exercisable
July 29, 2024 to July 8, 2029	100% of stock options become exercisable

For a description of additional stock options to be granted to our directors, and stock options or other share-based compensation to be awarded to our executive officers and employees, see “Item 6.B. Compensation” and “Item 6.D. Employees,” respectively.

At the annual general meeting of shareholders held on March 26, 2020, the Company resolved to issue a maximum of 3,024 stock options, each exercisable for 100 shares of the Company’s common stock, to directors of the Company (excluding outside directors). The exercise price will be 1.05 times the average closing price of the Company’s common stock on the Tokyo Stock Exchange for each day (excluding any day on which no trades were executed) in the month preceding the month in which the stock options were allotted, and to delegate to the board of directors the power to determine subscription requirements. The options will become exercisable on the date that is exactly three years following the allotment date, and the options expire exactly ten years after the allotment date.

Item 7.	Major Shareholders and Related Party Transactions

Item 7.A.	Major Shareholders

The table below sets forth certain information relating to the shareholders of our common stock outstanding as of December 31, 2019, based on information known to us or can be ascertained from public filings:

Name of shareholder	Number of shares owned	Percentage of outstanding shares
NAVER Corporation(1)	174,992,000	72.6%

(1)

Prior to our initial public offering in July 2016, in which we issued 40,250,000 shares of common stock (including over-allotments), NAVER Corporation owned 100.0% of the outstanding shares of our common stock.

Under the FIEA, any person who solely or jointly owns more than 5% of the total issued voting shares of a company listed on a Japanese stock exchange must file a report concerning the shareholding with the director of the relevant local finance bureau. Major shareholders have the same voting rights per share as all other holders of common stock.

As of December 31, 2019, there were 241,133,142 shares of common stock outstanding. Of the total outstanding shares, 4,936,561 shares were held in the form of American Depositary Receipts (“ADRs”) and the number of registered ADR holders was 8. As of December 31, 2019, 13,870,390 shares were held of record in the form of common stock by residents in the United States and the number of registered holders of our common stock in the United States was 104.

NAVER Corporation, which has 174,992,000 shares or 72.6% of the voting power of our outstanding capital stock as of December 31, 2019, has the ability to control the outcome of matters submitted to our shareholders for approval. The Planned Offer, successfully completed, will result in a change in control of us. See “Item 3. Key Information—Recent Developments—The Planned Transaction.”

Item 7.B.	Related Party Transactions

NAVER Corporation

Allotment of Convertible Bonds

On September 20, 2018, we issued zero coupon convertible bonds due 2023 and 2025 in the aggregate principal amount of approximately ¥73.2 billion, half of the total aggregate principal amount of the Convertible Bonds we issued, to NAVER Corporation. See “Item 5.B. Liquidity and Capital Resources—Liquidity and Capital Resources—Cash Flows—Net Cash Provided by Financing Activities.” The zero coupon convertible bonds are convertible into shares of our common stock at an initial conversion price per share of ¥7,467 for the convertible bonds due 2023 and ¥7,518 for the convertible bonds due 2025.

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

Advertising Service

On January 1, 2014, LINE Plus Corporation, our wholly-owned subsidiary, entered into a service partnership agreement with NAVER Corporation to provide NAVER Corporation with advertising services via the LINE platform and the right to use certain LINE characters in NAVER Corporation’s advertising activities in exchange for advertising services to be provided to LINE Plus Corporation via NAVER Corporation’s portal website, NAVER. We recognized net revenue receivable from NAVER Corporation of ¥694 million in 2019 and recorded ¥192 million of outstanding receivables balance from NAVER Corporation as of December 31, 2019.

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

Business Integration Agreement Regarding the Planned Transaction with Z Holdings Corporation

On December 23, 2019, we entered into a definitive agreement with SoftBank Corp., NAVER Corporation, and Z Holdings Corporation regarding the Planned Transaction between Z Holdings Corporation and us. The transaction is expected to close in October 2020. See “Item 3. Key Information.”

NAVER Business Platform Corporation

Data Hosting Services

On December 20, 2010, we entered into a data hosting agreement with NAVER Business Platform Corporation, pursuant to which NAVER Business Platform Corporation provides data hosting services to us. The agreement was superseded by an information technology service agreement with NAVER Business Platform Corporation dated April 1, 2013. For such services, we recognized expenses payable to NAVER Business Platform Corporation of ¥8,490 million in 2019 and recorded ¥937 million of outstanding expenses payable balance to NAVER Business Platform Corporation as of December 31, 2019.

Snow Corporation

In May 2017, we transferred our camera application business, including B612 and LINE Camera, which was operated by our wholly-owned subsidiary LINE Plus Corporation, to Snow Corporation, a subsidiary of NAVER Corporation and developer and operator of the selfie app SNOW. In exchange for the transfer of business, LINE Plus Corporation received 208,455 newly issued shares of common stock of Snow Corporation, which amounted to ¥10,651 million representing the fair value of such newly issued shares of common stock on the date of the transaction. Currently, our interest in Snow Corporation is 29.2% and the remaining interest is owned by NAVER Corporation.

For further details on related party transactions, see Note 28 of the notes to our annual consolidated financial statements.

As of December 31, 2019, we had no loans outstanding to our directors, corporate auditors or executive officers.

Item 7.C.	Interests of Experts and Counsel

Not applicable

Item 8.	Financial Information

Item 8.A.	Consolidated Statements and Other Financial Information

See “Item 18. Financial Statements” and pages F-1 through F-132 for our annual consolidated financial statements.

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

If the Planned Offer is completed, a series of procedures in order to delist our common stock from the Tokyo Stock Exchange and delist the ADSs from the New York Stock Exchange is scheduled to be implemented.

Item 9.B.	Plan of Distribution

Not applicable

Item 9.C.	Markets

Please refer to “Item 9.A. Offer and Listing Details.”

Item 9.D.	Selling Shareholders

Not applicable

Item 9.E.	Dilution

Not applicable

Item 9.F.	Expenses of the Issue

Not applicable

Item 10.	Additional Information

Item 10.A.	Share Capital

Not applicable

Item 10.B.	Memorandum and Articles of Association

We are a joint-stock corporation incorporated in Japan under the Companies Act. Under Article 2 of our articles of incorporation, the purpose of the Company, among others, is to engage in the electronic communication business, as well as the planning, design, development, operation, provision and rental of software that utilizes telecommunication networks and electronic technologies. The rights of our shareholders are represented by shares of our common stock as described below, and shareholders’ liability is limited to the amount of subscription for such shares. As of December 31, 2019, our authorized share capital consisted of 690,000,000 shares of common stock of which 241,133,142 shares were issued and outstanding.

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

Under the Companies Act, in order to assert shareholders’ rights against us, the transferee must have its name and address registered in the register of our shareholders, except in limited circumstances. Under the book-entry transfer system, such registration is generally made upon receipt of an all shareholders notice (as described in “—Register of Shareholders”) from JASDEC. For this purpose, shareholders are required to file their names and addresses with our transfer agent through the account management institution and JASDEC. See “—Register of Shareholders” for more information.

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

Register of Shareholders

Under the book-entry transfer system, the registration of names, addresses and other information of shareholders in the register of our shareholders will be made by us upon the receipt of an all shareholders notice (soukabunushi tsuchi) (with the exception that in the event of the issuance of new shares, we will register the names, addresses and other information of our shareholders in the register of our shareholders without an all shareholders notice from JASDEC) given to us by JASDEC, which will give us such all shareholders notice based on information provided by the account management institutions. Such all shareholders notice will be made only in cases prescribed under the Book-Entry Act such as when we fix the record date and when we make a request to JASDEC with any justifiable reason. Therefore, a shareholder may not assert shareholders’ rights against us immediately after such shareholder acquires our shares, unless such shareholder’s name and address are registered in the register of our shareholders upon our receipt of an all shareholders notice; provided, however, that in respect of the exercise of rights of minority shareholders as defined in the Book-Entry Act, a shareholder may exercise such rights upon giving us an individual shareholder notice (kobetsukabunushi tsuchi) through JASDEC only during a certain period prescribed under the Book-Entry Act.

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

A resolution of a general meeting of shareholders authorizing a distribution of Surplus must specify the kind and aggregate book value of the assets to be distributed, the manner of allocation of such assets to shareholders and the effective date of the distribution. If a distribution of Surplus is to be made in kind, we may, pursuant to a resolution of a general meeting of shareholders, grant a right to the shareholders to require us to make such distribution in cash instead of in kind. If no such right is granted to shareholders, the relevant distribution of Surplus must be approved by a special resolution of a general meeting of shareholders. See “—Voting Rights” for more details regarding a special resolution. Our articles of incorporation provide that we are relieved of our obligation to pay any distributions in cash that go unclaimed for three years after the date they first become payable.

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

For information as to Japanese taxes on dividends, please refer to “Item 10.E. Taxation—Japanese Taxation.”

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

Any shareholder or group of shareholders holding at least 3% of the total number of voting rights for a period of six months or more may require, with an individual shareholder notice (as described in “—Register of Shareholders”), the convocation of a general meeting of shareholders for a particular purpose. Unless such general meeting of shareholders is convened without delay or a convocation notice of a meeting which is to be held not later than eight weeks from the day of such demand is dispatched, the requiring shareholder may, upon obtaining a court approval, convene such general meeting of shareholders.

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

Rights to Allotment of Shares

Holders of shares of our common stock have no pre-emptive rights. Authorized but unissued shares may be issued at the times and on the terms as the board of directors determines, so long as the limitations with respect to the issuance of new shares at “specially favorable” prices (as described in “—Voting Rights”) are observed. Our board of directors may, however, determine that shareholders shall be given rights to allotment regarding a particular issue of new shares, in which case such rights must be given on uniform terms to all holders of the shares as of a record date for which not less than two weeks’ prior public notice must be given. Each shareholder to whom such rights are given must also be given notice of the expiration date thereof at least two weeks prior to the date on which such rights expire. The rights to allotment of new shares may not be transferred. However, the Companies Act enables us to allot stock acquisition rights to shareholders without consideration therefor, and such stock acquisition rights are transferable. See “—Stock Acquisition Rights” below.

In cases where a particular issuance of new shares (i) violates laws and regulations or our articles of incorporation, or (ii) will be performed in a manner materially unfair, and shareholders may suffer disadvantages therefrom, such shareholders may file an injunction with a court of law to enjoin such issuance.

Stock Acquisition Rights

Subject to certain conditions and to the limitations on issuances at a “specially favorable” price or on “specially favorable” conditions described in “—Voting Rights,” we may issue stock acquisition rights (shinkabu yoyakuken) and bonds with stock acquisition rights (shinkabu yoyakuken-tsuki shasai) by a resolution of the board of directors. Holders of stock acquisition rights may exercise their rights to acquire a certain number of shares within the exercise period as set forth in the terms of their stock acquisition rights. Upon exercise of stock acquisition rights, we will be obligated either to issue the relevant number of new shares or, alternatively, to transfer the necessary number of shares of treasury stock held by us.

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

Purchase of Our Own Shares

Under the Companies Act, we may acquire our own shares:

•	by purchase on any stock exchange on which our shares are listed or by way of a tender offer, pursuant to a resolution of our board of directors subject to certain requirements;

•	by purchase from a specific party other than any of our subsidiaries, pursuant to a special resolution of a general meeting of shareholders; and

•	by purchase from any of our subsidiaries, pursuant to a resolution of the board of directors.

If we acquire our own shares from a specific party other than any of our subsidiaries as specified above at a price higher than the greater of (i) (a) the closing price of the shares at the market trading such shares on the day immediately preceding the day on which the relevant special resolution of a general meeting of shareholders is made or (b) if no sale takes place at such market on that day, the price at which the sale of the shares is effected on such market immediately thereafter and (ii) in the event that such shares are subject to a tender offer, the price set in the contract regarding such tender offer on that day, shareholders may request that we include him or her as the seller of his or her shares in the proposed purchase. Any such acquisition of shares must satisfy certain requirements, such as that we may only acquire our own shares in an aggregate amount up to the amount that we may distribute as Surplus. See “—Distribution of Surplus” above for more details regarding this amount.

Our own shares acquired by us may be held by us as treasury stock for any period or may be cancelled by resolution of the board of directors. We may also transfer the shares held by us to any person, subject to a resolution of the board of directors, and subject also to other requirements similar to those applicable to the issuance of new shares, as described in “—Rights to Allotment of Shares” above. We may also utilize our treasury stock (x) for the purpose of transfer to any person upon exercise of stock acquisition rights or (y) for the purpose of acquiring another company by way of merger, share exchange, or corporate split through exchange of treasury stock for shares or assets of the acquired company.

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

Except as otherwise disclosed below and elsewhere in this Annual Report on Form 20-F, we are not currently, and have not been in the two years immediately preceding the date of this annual report, a party to any material agreements other than in the ordinary course of business.

The Business Integration Agreement

On December 23, 2019, we entered into the Business Integration Agreement with NAVER Corporation, SoftBank Corp. and Z Holdings Corporation. For a summary of the expected benefits of the Planned Transaction and the relevant transaction steps required to realize the Planned Transaction, see “Item 3. Key Information—Recent Developments—The Planned Transaction.”

The Business Integration Agreement provides that the Planned Offer will commence only if all of the following conditions precedent have either been satisfied or waived:

•

a resolution is adopted unanimously by the members of LINE’s board of directors who have no conflicts of interest, expressing their endorsement of the Planned Offer, and recommending that shareholders of LINE’s common stock and holders of its ADSs tender into the Planned Offer, and such endorsement has not been changed or withdrawn;

•

the Special Committee of LINE established in connection with the Planned Offer advises LINE’s board of directors that it would be appropriate to make the endorsement described above, and such advice has not been changed or withdrawn;

•

the special committee of Z Holdings Corporation established in connection with the Planned Transaction advises Z Holdings Corporation’s board of directors that the Planned Transaction will not be disadvantageous to minority shareholders of Z Holdings Corporation, and such advice has not been changed or withdrawn;

•	the representations and warranties of each party under the Business Integration Agreement are true and correct in all material respects;

•

all obligations under the Business Integration Agreement that each party to the Business Integration Agreement must comply with or perform before the commencement date of the Planned Offer have been complied with or performed in all material respects;

•

approval at Z Holdings Corporation’s general shareholders’ meeting of the execution of a share exchange agreement between LINE Demerger Preparatory Company, a wholly-owned subsidiary of LINE, and Z Holdings Corporation (executed on January 31, 2020) regarding the Share Exchange and certain other agreements requiring approval at Z Holdings Corporation’s shareholders’ meeting regarding the Planned Transaction, and any such approvals remain in full force and effect;

•

if Z Holdings Corporation’s general shareholders’ meeting is held before the commencement date of the Planned Offer, the election of directors of Z Holdings Corporation, pursuant to the terms agreed to by LINE and Z Holdings Corporation, is approved at such meeting;

•	the implementation of the series of transactions relating to the Planned Transaction does not, and is not reasonably expected to, constitute a violation of applicable laws and regulations;

•	all procedures under the competition laws and the investment control regulations of each jurisdiction which are necessary for the implementation of the Planned Transaction have been completed;

•	there are no decisions issued by governmental organizations that restrict or prohibit the Planned Transaction;

•

no circumstances have arisen or come to light that would make the implementation of the series of transactions relating to the Planned Transaction or the achievement of the purposes of the Planned Transaction impossible or extremely difficult due to material adverse effects, or conditions or events which may have an material adverse effect, on the business, financial condition, managing condition or cash flows, or forecast thereof, of the group, taken as a whole, of each party to the Business Integration Agreement;

•

there is no Material Fact Pertaining to Business or Other Matters (as defined in Article 166, Paragraph 2 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948)) of LINE which is not Publicized (as defined in Article 166, Paragraph 4 of the Financial Instruments and Exchange Act of Japan (Act No. 25 of 1948)) by LINE, and LINE has delivered documents evidencing the same to NAVER Corporation and SoftBank Corp.; and

•	the Business Integration Agreement and certain other agreements remain in full force and effect.

Pursuant to the Business Integration Agreement, we must obtain the prior consent of NAVER Corporation, SoftBank Corp. and Z Holdings Corporation prior to taking any of the following actions:

•	amending our Articles of Incorporation or other important internal rules;

•	acquiring treasury shares (excluding acquisitions upon a demand for purchase of shares constituting less than one unit);

•

issuing shares, stock acquisition rights or bonds (including bonds with stock acquisition rights) (including disposition of treasury shares and treasury stock acquisition rights, but excluding disposition of treasury shares upon the additional purchase request of shares less than one unit) (excluding the issuance and allotment of stock options to officers and employees of LINE and its subsidiaries detailed in LINE’s stock remuneration plan adopted by the board of directors on February 26, 2019 (the “Three-year Remuneration Plan”));

•	splitting or consolidating of shares or allotment of shares or stock acquisition rights without contribution;

•

determining or changing the total amount of remuneration for directors (excluding establishing the maximum amount of remuneration, etc. for the stock options to be issued and allotted to LINE directors under the LINE Three-year Remuneration Plan);

•

except as otherwise provided in the Business Integration Agreement, taking part in any mergers, share exchanges, share transfers, company splits, transfers or receipts of all or a substantial part of business, or other acts equivalent thereto;

•	except as otherwise provided in the Business Integration Agreement, transferring or acquiring any subsidiary’s shares or any other act involving a change in a subsidiary;

•

reducing the amount of stated capital or reserve, increasing the amount of stated capital as stipulated in Article 450(1) of the Companies Act, increasing the amount of reserve as stipulated in Article 451(1) of the Companies Act, or appropriating surplus as stipulated in Article 452 of the Companies Act;

•	making dividends from surplus with a record date earlier than the effective date of the Share Exchange;

•

repaying any and all debts to current or past shareholders, holders of stock acquisition rights, holders of bonds with stock acquisition rights and other potential shareholders, etc. arising out of or in connection with the Planned Transaction; and

•

taking any action outside the scope of the ordinary course of business that may have a material impact on the implementation of the Planned Transaction or appropriateness of the integration ratio used in the Share Exchange, or that would make it extremely difficult to realize the Planned Transaction.

Item 10.D.	Exchange Controls

The Foreign Exchange and Foreign Trade Act of Japan (Gaikoku Kawase oyobi Gaikoku Boueki Hou) (the “FEFTA”) and related cabinet orders and ministerial ordinances, which we refer to collectively as the Foreign Exchange Regulations, govern certain aspects relating to the acquisition and holding of shares by “exchange non-residents” and by “foreign investors” (as these terms are defined below). It also applies in some cases to the acquisition and holding of ADSs representing shares of our common stock acquired and held by non-residents of Japan and by foreign investors. In general, the Foreign Exchange Regulations currently in effect do not affect transactions between exchange non-residents to purchase or sell shares or ADSs outside Japan using currencies other than Japanese yen.

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

Inward Direct Investment in Shares of Listed Corporations

If a foreign investor acquires shares of a Japanese company that is listed on a Japanese stock exchange, such as the shares of our common stock, or that is traded on an over-the-counter market in Japan and, as a result of the acquisition, the foreign investor, in combination with any existing holdings, directly or indirectly holds 10% or more (i) of the issued shares or (ii) total voting rights of the relevant company, such acquisition constitutes an “inward direct investment” and the foreign investor in general must file a report of the acquisition with the Minister of Finance and any other competent Ministers having jurisdiction over that Japanese company by the 15th day of the month immediately following the month to which the date of such acquisition belongs. In limited circumstances, such as where the foreign investor is in a country that is not listed on an exemption schedule in the Foreign Exchange Regulations, or where that Japanese company is engaged in certain businesses designated by the Foreign Exchange Regulations (including our application service provider business conducted by us), a prior notification of the acquisition must be filed with the Minister of Finance and any other competent Ministers. If such prior notification is filed, the proposed acquisition cannot be consummated until 30 days have passed from the date of filing of the prior notification (including the date of the filing) (such period is referred to as the “Screening Period”); however, the Screening Period will be shortened to 15 days (including the date of the filing) unless any of such Ministers finds it necessary to check whether the proposed acquisition should be restricted from the viewpoint of national security or certain other factors. If any of the relevant Ministers finds it necessary to check whether the proposed acquisition should be restricted, such Minister may further extend the Screening Period for up to five months (including the date of the filing); and such Minister may eventually recommend any modifications to, or abandonment of, the proposed acquisition if necessary from the viewpoint of national security or certain other factors. If a foreign investor does not accept any of the recommendations, the relevant Minister may order that the proposed acquisition be modified or abandoned.

Acquisition of shares or voting rights by foreign investors by way of stock split is not subject to any of the foregoing notification or reporting requirements.

On November 29, 2019, an amendment to the FEFTA (the “Amendment”) was promulgated, primarily in order to change the requirements and procedures for prior notifications to the Minister of Finance and any other competent Ministers under the FEFTA. While the details of the regulations under the Amendment have not been determined, after the Amendment enters into force, which will occur within 6 months after the promulgation date:

•

the thresholds for acquisitions of the issued shares or voting rights of Japanese companies listed on any Japanese stock exchange that constitute inward direct investment, as set forth in the FEFTA, will be lowered from 10% to 1%;

•

any qualified foreign investors will be exempted from the prior notification requirements unless the inward direct investment conducted by them falls within any category specified by the Japanese government due to a substantial threat to national security; and

•

any general partnerships or limited partnerships under Japanese law or any similar partnerships under non-Japanese law will be deemed a “foreign investor” and be subject to prior notification requirements, instead of each of their general partners and limited partners, where: (a) 50% or more of the capital contributions therein are made by individuals who do not reside in Japan or certain other foreign investors; or (b) a majority of the general partners thereof are individuals who do not reside in Japan or certain other foreign investors.

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

United States Federal Income Taxation

The following discussion is a summary of the material U.S. federal income tax consequences of the acquisition, ownership and disposition of shares of our common stock or ADSs, based on the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury regulations promulgated thereunder, published administrative interpretations of the U.S. Internal Revenue Service (“IRS”), judicial decisions and the income tax treaty between the United States and Japan (the “Tax Convention”), all of which are subject to differing interpretations and to change, possibly with retroactive effect. This summary does not purport to be a comprehensive description of all of the tax consequences that may be relevant to the holding or disposition of shares of our common stock or ADSs. This summary applies only to U.S. Holders (as defined below) that hold shares of our common stock or ADSs as “capital assets” for U.S. federal income tax purposes. It does not address the tax treatment of investors subject to special tax rules, such as banks or other financial institutions, tax-exempt entities, partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) or partners therein, insurance companies, dealers in securities, traders in securities that elect mark-to-market treatment for their securities, a person whose functional currency for tax purposes is not the U.S. dollar, U.S. expatriates, investors that own or are treated as owning 10% or more of our stock (by vote or value, and taking into account shares of common stock held directly or through depositary arrangements), or investors that hold shares of common stock or ADSs as part of a straddle, hedging, conversion or other integrated transaction. In addition, this summary does not address the tax consequences to U.S. Holders of acquiring, owning, or disposing of the shares of common stock or ADSs under any U.S. federal estate or gift tax, U.S. alternative minimum tax, or U.S. state or local, non-U.S. or other tax laws (such as the Medicare contribution tax on net investment income).

For purposes of this discussion, “U.S. Holder” means a beneficial owner of shares of common stock or ADSs that is for U.S. federal income tax purposes (i) an individual who is a citizen or resident of the United States, (ii) a corporation (or other entity treated as a corporation) created in, or organized under the laws of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source; or (iv) a trust (A) subject to the primary supervision of a U.S. court and the control of one or more U.S. persons or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury regulations.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our common stock or ADSs, the U.S. federal income tax treatment of a partner generally will depend on the status of the partner and the activities of the partnership. Partners of a partnership that holds our common stock or ADSs should consult their tax advisors regarding the consequences of the ownership and disposition of our common stock or ADSs.

This discussion assumes that we were not a passive foreign investment company (“PFIC”), as described below.

U.S. Holders should consult their own tax advisors concerning the U.S. federal, state, local, non-U.S. and other tax consequences of acquiring, owning, and disposing of shares of our common stock or ADSs in light of their particular circumstances.

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

Distributions

The gross amount of any distribution (without reduction for any foreign taxes withheld) made on our common stock (or ADSs) out of current or accumulated earnings and profits (as determined for U.S. federal income tax purposes) will be includible in a U.S. Holder’s gross income as dividend income when the distribution is actually or constructively received. We do not intend to maintain calculations of earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that distributions paid with respect to the shares of our common stock or ADSs generally will be treated as dividends. Dividends will not be eligible for the dividends received deduction generally allowable to U.S. corporations under the Code. Dividends paid on the shares of our common stock or ADSs will be treated as “qualified dividends” taxable at preferential rates, if (i) we are eligible for the benefits of a comprehensive income tax treaty with the United States that the IRS has approved for the purposes of the qualified dividend rules, (ii) we were not, in the year prior to the year in which the dividend was paid, and are not, in the year in which the dividend is paid, a PFIC, and (iii) the U.S. Holder satisfies certain holding period and other requirements. The Tax Convention has been approved for the purposes of the qualified dividend rules and we believe we will be eligible for the benefits of the Tax Convention.

For U.S. foreign tax credit purposes, dividends included in gross income by a U.S. Holder in respect of our common stock or ADSs will constitute income from sources outside the United States, and will generally be “passive category income” or, in the case of certain U.S. Holders, “general category income.” Subject to generally applicable limitations under U.S. federal income tax law and the Tax Convention, any Japanese withholding tax imposed, at a rate not exceeding the rate provided by the Tax Convention, in respect of a dividend may be claimed as a credit against the U.S. federal income tax liability of a U.S. Holder, or alternatively as a deduction in the computation of such U.S. Holder’s taxable income if the U.S. Holder does not elect to claim a credit for any foreign taxes paid or accrued for the taxable year. Special rules generally will apply to the calculation of foreign tax credits in respect of dividend income that qualifies for preferential U.S. federal income tax rates. The rules governing foreign tax credits are complex, and a U.S. Holder should consult its own tax adviser regarding the availability of foreign tax credits in its particular circumstances.

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

Disposition

A U.S. Holder generally will recognize capital gain or loss upon the sale, exchange (other than an exchange of ADSs for shares of our common stock or shares for ADSs) or other taxable disposition of the shares of our common stock or ADSs in an amount equal to the difference between the U.S. dollar value of the amount realized on the disposition and the U.S. Holder’s adjusted tax basis in the shares of our common stock or ADSs as determined in U.S. dollars. A U.S. Holder’s adjusted tax basis in the shares of our common stock or ADSs generally will be its U.S. dollar cost. Gain or loss recognized on the sale or other taxable disposition of shares of our common stock or ADSs generally will be capital gain or loss, and if the U.S. Holder’s holding period for those shares exceeds one year, will be long-term capital gain or loss. Non-corporate U.S. Holders, including individuals, currently are eligible for preferential rates of U.S. federal income tax in respect of long-term capital gains. Under U.S. federal income tax law, the deduction of capital losses is subject to limitations. Any gain or loss recognized by a U.S. Holder in respect of the sale or other disposition of shares of common stock or ADSs generally will be treated as U.S.-source income or loss for U.S. foreign tax credit purposes.

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

Passive Foreign Investment Company

A non-U.S. corporation will generally be classified as a PFIC in any taxable year in which, after taking into account its income and gross assets (and the income and assets of its subsidiaries pursuant to applicable “look-through rules”) either (i) 75% or more of its gross income consists of certain types of “passive income” or (ii) 50% or more of the average quarterly value of its assets is attributable to “passive assets” (i.e., assets that produce or are held for the production of passive income). We believe that we were not a PFIC for U.S. federal income tax purposes in 2019 and currently intend to continue our operations in such a manner that will not become a PFIC in the future. However, PFIC status is a factual determination made annually after the close of each taxable year on the basis of the composition of our income and the value of our active versus passive assets. Because our belief is based in part on the expected market value of our equity, a decrease in the trading price of our common stock and/or ADSs may result in our becoming a PFIC. Additionally, the overall level of our passive assets will be significantly affected by changes in the amount of our cash, cash equivalents and securities held for investment, each of which may be classified as passive assets under the PFIC rules.

If we were to be or become a PFIC in any year during which a U.S. Holder owns shares of our common stock or ADSs, and the U.S. Holder has not made a mark-to-market election (as described below), the U.S. Holder generally will be subject to special rules (regardless of whether we continue to be a PFIC) with respect to its receipt of (i) any “excess distribution” (generally, any distribution on shares of common stock or ADSs that is greater than 125 percent of the average annual distributions paid to the U.S. Holder in the three preceding taxable years, or if shorter, the U.S. Holder’s holding period for the shares or ADSs) and (ii) any gain realized on the sale or other disposition of shares of common stock or ADSs.

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

A U.S. Holder can avoid the interest charge described above by making a mark-to-market election with respect to its shares or ADSs, provided that the shares or ADSs are considered “marketable stock.” For purposes of these rules, “marketable stock” is stock which is “regularly traded” (traded in greater than de minimis quantities on at least 15 days during each calendar quarter) on a “qualified exchange” or other market within the meaning of applicable U.S. Treasury regulations.

A U.S. Holder that makes a mark-to-market election must include in ordinary income for each year that we are a PFIC an amount equal to the excess, if any, of the fair market value of its shares or ADSs at the close of its taxable year over its adjusted basis therein. An electing holder may also claim an ordinary loss deduction for the excess, if any, of the U.S. Holder’s adjusted basis in shares or ADSs over their fair market value at the close of its taxable year, but this deduction is allowable only to the extent of any net mark-to-market gains for prior years. Any income or deductions taken into account under these mark-to-market rules will also increase or decrease a U.S. Holder’s adjusted tax basis in its shares or ADSs. Gains from an actual sale or other taxable disposition of shares or ADSs will be treated as ordinary income, and any losses incurred on a sale or other taxable disposition of shares or ADSs will be treated as an ordinary loss to the extent of any net mark-to-market gains for prior years. Once made, the election cannot be revoked without the consent of the IRS unless the shares or ADSs cease to be marketable. If we are a PFIC for any year in which the U.S. Holder owns shares of our common stock or ADSs but before a mark-to-market election is made, the interest charge rules described above will apply to any mark-to-market gain recognized in the year the election is made.

The Code provides an alternative election (a “QEF election”) to U.S. Holders that may mitigate the adverse U.S. federal income tax consequences to an electing U.S. Holder should we be classified as a PFIC. However, we do not intend to provide holders with the information necessary to make a QEF election. Thus, a U.S. Holder seeking to mitigate the potential adverse effects of the PFIC rules should consider making the mark-to-market election described above. A U.S. Holder should consult its tax advisor regarding the potential U.S. federal income tax consequences should we be classified as a PFIC in any taxable year.

If we were a PFIC for any taxable year during which a U.S. Holder owned shares of our commons stock or ADSs, the U.S. Holder would generally be required to file IRS Form 8621 with its annual U.S. federal income tax return, subject to certain exceptions, and the statute of limitations may be suspended if the U.S. Holder does not file such form.

Prospective investors should consult their tax advisors regarding the potential application of the PFIC rules to shares of our common stock or ADSs.

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

We file reports, including annual reports on Form 20-F, and other information with the SEC pursuant to the rules and regulations of the SEC that apply to foreign private issuers. The SEC also maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC (http://www.sec.gov).

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

Market risk is the risk of loss related to adverse changes in market prices. We are exposed to foreign exchange rate and interest rate risk primarily associated with underlying assets and liabilities. Our financial assets and liabilities that are under financial risk management are comprised of the following:

•	financial assets include cash and cash equivalents, short-term financial instruments, trade and other receivables, debt instruments, equity instruments and other financial assets; and

•	financial liabilities include trade and other payables, borrowings and other financial liabilities.

The following table summarizes the carrying amounts, fair values, principal cash flows by maturity date and weighted average interest rates of our short-term and long-term liabilities as of December 31, 2019 which are sensitive to exchange rates and/or interest rates.

	By maturities (as of December 31, 2019)		Total as of December 31,
	2020	2020 and Beyond	2019		2018		2017
			Total	Fair value	Total	Fair value	Total		Fair value
	(in millions of yen, won, dong and New Taiwan dollar, except rates)
Local currency (Japanese yen):
Fixed rate	¥—	—	¥—	¥—	¥—	¥—		¥—		¥—
Average weighted rate(1)	—	—	—	—	—	—		—		—
Variable rate	23,100	—	23,100	23,100	23,000	23,000		22,042		22,042
Average weighted rate(1)	0.11%	—	0.11%	—	0.10%	—		0.08%		—

Sub-total	¥23,100	—	¥23,100	¥23,100	¥23,000	¥23,000		¥22,042		¥22,042

Foreign currency (Korean won):
Fixed rate	—	—	—	—	—	—	~~W~~	404	~~W~~	404
Average weighted rate(1)	—	—	—	—	—	—		2.97%		—
Variable rate	—	—	—	—	—	—		—		—
Average weighted rate(1)	—	—	—	—	—	—		—		—

Sub-total	—	—	—	—	—	—	~~W~~	404	~~W~~	404

Exchange rate (Japanese yen)	—		—	—	—	—		0.11		0.11
Sub-total	—	—	—	—	—	—		¥43		¥43

Foreign currency (Vietnamese dong):
Fixed rate	—	—	—	—	—	—	d	28,166	d	28,166
Average weighted rate(1)	—	—	—	—	—	—		—		—
Variable rate	—	—	—	—	—	—		—		—
Average weighted rate(1)	—	—	—	—	—	—		—		—

Sub-total	—	—	—	—	—	—	d	28,166	d	28,166

Exchange rate (Japanese yen)	—	—	—	—	—	—		0.005		0.005
Sub-total	—	—	—	—	—	—		¥139		¥139

Foreign currency (New Taiwan Dollar):
Fixed rate	26	—	26	26	—	—		—		—
Average weighted rate(1)	2.62%	—	2.62%	—	—	—		—		—
Variable rate	—	—	—	—	—	—		—		—
Average weighted rate(1)	—	—	—	—	—	—		—		—

Sub-total	26	—	26	26	—	—		—		—

Exchange rate (Japanese yen)	3.62	—	3.62	—	—	—		—		—
Sub-total	94	—	94	94	—	—		—		—

Total	¥23,194	—	¥23,194	¥23,194	¥23,000	¥23,000		¥22,224		¥22,224

(1)	Weighted average rates of the portfolio at the period end. The amounts do not include estimated interest from borrowings and corporate bonds scheduled to be paid.

Exchange Rate Risk

Japan is our largest market and, therefore, a substantial majority of our cash flow is denominated in Japanese yen. However, 27.4%, 28.4% and 26.8% of our revenues in 2017, 2018 and 2019, respectively, were derived from markets outside of Japan, and we expect that an increasing portion of our consolidated financial results in the future will be accounted for in currencies other than Japanese yen. In addition, some of our foreign operations’ functional currencies are not the Japanese yen, and the financial statements of our foreign operations prepared initially using their functional currencies are translated into Japanese yen. Since the currency in which sales are recorded may not be the same as the currency in which expenses are incurred, foreign exchange rate fluctuations may materially affect our results of operations.

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

The following table presents our foreign currency exposure and changes in shareholder’s equity and profit or loss before tax from a 5% increase or decrease in the value of Japanese yen against the currencies set forth below, for the periods indicated, assuming all other variables are constant:

	For the year ended December 31,
	2018				2019
	Shareholders’ equity		Profit (loss) before tax		Shareholders’ equity		Profit (loss) before tax
	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
	(in millions of yen)
Korean won	¥(14)	¥13	¥(27)	¥26	¥170	¥(162)	¥239	¥(228)
U.S. dollar	584	(556)	794	(756)	630	(600)	831	(791)
Euro	—	—	—	—	15	(14)	19	(18)
Thai baht	8	(8)	12	(12)	28	(27)	41	(39)
New Taiwan dollar	(6)	5	(7)	6	12	(11)	17	(16)
Japanese yen	3	(3)	4	(4)	6	(6)	7	(6)
Singapore dollar	—	—	—	—	8	(8)	12	(11)

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

If interest rates had been 50 basis points higher or lower, the impact on our interest expenses of the applicable period would be as follows:

	For the year ended December 31,
	2018				2019
	Shareholders’ equity		Profit (loss) before tax		Shareholders’ equity		Profit (loss) before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
	(in millions of yen)
Interest expenses	¥(79)	¥16	¥(115)	¥23	¥(79)	¥17	¥(116)	¥25

If interest rates had been 50 basis points higher or lower, the impact on our debt instruments for the year ended December 31, 2019 would be as follows:

	For the year ended December 31,
	2018				2019
	Shareholders’ equity		Other comprehensive income (loss)		Shareholders’ equity		Other comprehensive income (loss)
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
	(in millions of yen)
Debt instruments	¥(145)	¥86	¥(212)	¥125	¥(121)	¥69	¥(177)	¥100

The above analysis was performed using balances of the outstanding financial liabilities as of December 31, 2018 and 2019, as well as the balance of debt instruments as of December 31, 2018 and 2019, assuming such liabilities and assets were outstanding for the full fiscal year immediately before the respective dates, while holding all other variables constant. As of December 31, 2018 and 2019, we did not have any significant amount of financial assets earning interest at variable rates.

Inflation

Inflation generally affects us by necessitating increases in the salaries and wages of our employees as well as increasing the cost of goods and services that we purchase. The general rate of inflation in Japan was 0.5% in 2017, 1.0% in 2018 and 0.5% in 2019 according to the Organization for Economic Co-operation and Development. We do not believe that inflation has had a material impact on our results of operations in recent years.

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

The following “Use of Proceeds” information relates to the Registration Statement on Form F-1, as amended (File Number: 333-211954), or the Form F-1, in relation to our initial public offering, which was declared effective by the SEC on July 8, 2016. Our initial public offering included an international offering in the United States and countries outside of Japan of 22,000,000 shares of common stock in the form of shares and ADSs, at a price of ¥3,300 per share and $32.84 per ADS, and a concurrent offering in Japan of 13,000,000 shares at a price of ¥3,300 per share, and the underwriters exercised in full their options to purchase up to 5,250,000 shares of common stock. Morgan Stanley & Co. LLC, Nomura Securities Co., Ltd., Goldman Sachs Japan Co., Ltd. and JPMorgan Securities Japan Co., Ltd. were the joint global coordinators for the global offering, which closed in July 2016.

Costs related to our initial public offering were approximately ¥2,441 million. In addition, underwriting discounts and commissions were approximately ¥5,977 million. None of the fees and expenses were directly or indirectly paid to the directors, officers, general partners of our company or their associates, persons owning 10% or more of shares of our common stock, or our affiliates.

We received proceeds of approximately ¥126,848 million from our initial public offering. For the period from July 8, 2016 to December 31, 2019, we used the proceeds from our initial public offering as follows:

•	approximately ¥42,833 million for the repayment of short-term borrowings;

•	approximately ¥51,663 million for our investments in associates and joint ventures;

•	approximately ¥12,315 million for the acquisition of businesses and subsidiaries; and

•	approximately ¥20,037 million for the acquisition of additional servers and software.

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

Our management has evaluated, under the supervision and with the participation of our chief executive officer and chief financial officer, the effectiveness of our disclosure controls and procedures as of December 31, 2019. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon the evaluation of our management, our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures as of December 31, 2019 were effective to provide reasonable assurance that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported, within the time periods specified in the applicable rules and forms, and that it is accumulated and communicated to our management, including our chief executive officer and chief financial officer, as appropriate to allow timely decisions regarding required disclosure.

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

Because of its inherent limitations, internal control over financial reporting is not intended to provide absolute assurance that a misstatement of our financial statements would be prevented or detected. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate. Based on our evaluation, our management concluded that our internal control over financial reporting was effective as of December 31, 2019.

c.	Attestation Report of the Registered Public Accounting Firm

The attestation report of our independent registered public accounting firm, PricewaterhouseCoopers Aarata LLC, on the effectiveness of our internal control over financial reporting as of December 31, 2019 is included in Item 18 of this Form 20-F.

d.	Changes in Internal Control over Financial Reporting

There has been no change in our internal control over financial reporting during 2019 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

Audit and Non-Audit Fees

The following table sets forth the fees billed to us by our independent certified public accountant, PricewaterhouseCoopers Aarata and member firms of PricewaterhouseCoopers International Limited, in 2018 and 2019:

	For the year ended December 31,
	2018	2019
	(In millions of yen)
Audit fees	¥727	¥798
Audit-related fees	16	—
Tax fees	60	51
All other fees	16	20

Total fees	¥819	¥869

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

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

The following table sets forth information regarding purchases by us of our shares of common stock during the period covered by this annual report.

Period	Total Number of Shares Purchased		Average Price Paid per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs (as of end of period)
May 1, 2019 – May 31, 2019	68		3,785	—	—
July 1, 2019 – July 31, 2019	65		3,150	—	—
August 1, 2019 – August 31, 2019	46		3,515	—	—
September 1, 2019 – September 30, 2019	167		3,978	—	—
October 1, 2019 – October 31, 2019	29		4,065	—	—
November 1, 2019 – November 30, 2019	965		4,635	—	—
December 1, 2019 – December 31, 2019	399		5,163	—	—

Total	1,739	(1)	4,565	—	—

(1)

Under the Companies Act, if a shareholder owns shares of common stock constituting less than one “unit” (100 shares), we are required to purchase those shares upon the shareholder’s request. See “Item 10.B. Memorandum and Articles of Association—Unit Share System.” During the year ended December 31, 2019, we purchased a total of 1,739 shares of common stock pursuant to this requirement.

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

Currently, we have three corporate auditors. Each corporate auditor has a four-year term.

Shareholder Approval of Equity Compensation Plan
Listed companies must allow their shareholders to exercise their voting rights with respect to any material revision to the company’s equity compensation plan.	The adoption of an equity compensation plan including stock option-based plans for directors and corporate auditors requires shareholder approval.

NYSE Corporate Governance Standards	Our Corporate Governance Practice

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

Shareholder Approval of Equity Offerings

Listed companies must allow their shareholders to exercise their voting rights with respect to equity offerings that do not qualify as public offerings for cash, and offerings of equity to related parties.

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

NYSE Corporate Governance Standards	Our Corporate Governance Practice

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

Item 16H.	Mine Safety Disclosure

Not applicable

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

The following financial statements are filed as part of this annual report, together with the report of the independent auditors:

Item 19.	Exhibits

1.1*	—	Articles of Incorporation of LINE Corporation (English translation)
1.2**	—	Share Handling Regulations (English translation)
1.3*	—	Regulations of the Board of Directors (English translation)
1.4**	—	Regulations of the Board of Corporate Auditors (English translation)
2.1**	—	Form of Deposit Agreement (including Form of American Depositary Receipt)
2.2	—	Description of Securities
4.1	—	Business Integration Agreement by and among NAVER Corporation, LINE Corporation, SoftBank Corp. and Z Holdings Corporation, dated as of December 23, 2019 (English translation)
4.2	—	Form of Indemnity Agreement
8.1#	—	List of Subsidiaries of the Registrant
12.1	—	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	—	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101.INS	—	XBRL Instance Document
101.SCH	—	XBRL Taxonomy Extension Schema
101.CAL	—	XBRL Taxonomy Extension Calculation Linkbase
101.DEF	—	XBRL Taxonomy Extension Definition Linkbase
101.LAB	—	XBRL Taxonomy Extension Label Linkbase
101.PRE	—	XBRL Taxonomy Extension Presentation Linkbase

*	Previously filed with the Annual Report on Form 20-F for the fiscal year ended December 31, 2018 (File No. 001-37821), initially filed on March 29, 2019, and incorporated herein by reference.
**	Previously filed with the Registration Statement on Form F-1 (File No. 333-211954), initially filed on June 10, 2016, and incorporated herein by reference.
#	Incorporated by reference to Item 4.C. Organizational Structure.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINE Corporation
(Registrant)

/s/ In Joon Hwang
Name: In Joon Hwang
Title: Chief Financial Officer

Date: March 27, 2020

INDEX TO FINANCIAL STATEMENTS

Audited consolidated financial statements

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of LINE Corporation

Opinions on the Financial Statements and Internal Control over Financial Reporting

We have audited the accompanying consolidated statements of financial position of LINE Corporation and its subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of profit or loss, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, including the related notes (collectively referred to as the “consolidated financial statements”). We also have audited the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control - Integrated Framework (2013) issued by the COSO.

Change in Accounting Principle

As discussed in Note 3 to the consolidated financial statements, the Company changed the manner in which it accounts for leases as of January 1, 2019.

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

Critical Audit Matters

The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the board of corporate auditors and that (i) relate to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Impairment assessment of the investments in associates – LINE Games Corporation and Snow Corporation

As described in Note 31 to the consolidated financial statements, the Company’s investments in LINE Games Corporation and Snow Corporation as affiliates at December 31, 2019 were 14,523 million yen and 5,317 million yen, respectively. Management assessed at the year end whether there is any indication that these investments may be impaired. Management determined that the indications of impairment for these investments existed and performed impairment tests by comparing the respective recoverable amounts with the carrying amounts. As a result, management did not recognize impairment losses on these investments as the recoverable amounts of these investments exceeded the carrying amounts. Management applied judgment in estimating the recoverable amount of each investment on the basis of a value in use calculation, which involved the use of significant assumptions with respect to pre-tax discount rates and terminal growth rates, and the use of estimated future cash flows, which represent management’s best estimate taken into account expected Monthly Active User, Daily Active User, Average Revenue Per User and marketing expenses determined based on historical experience, internal and external information.

The principal considerations for our determination that performing procedures relating to the impairment assessment for the investments in associates – LINE Games Corporation and Snow Corporation is a critical audit matter are (i) there was a high degree of auditor judgment, subjectivity, and significant effort in performing procedures and in evaluating audit evidence relating to management’s significant assumptions with respect to pre-tax discount rates and terminal growth rates, and the estimated future cash flows, and (ii) the audit effort included the involvement of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls related to the significant assumptions with respect to pre-tax discount rates and terminal growth rates, and the estimated future cash flows. These procedures also included, among others, testing management’s process in estimating the recoverable amount of each investment. Testing management’s process included evaluating the reasonableness of significant assumptions with respect to pre-tax discount rates and terminal growth rates, and the estimated future cash flows. Evaluating the reasonableness of significant assumptions and the estimated future cash flows involved considering (i) the current and past performance of the investments, (ii) the consistency with internal data, external market and industry data, and (iii) the consistency with evidence obtained in other areas of the audit. Professionals with specialized skills and knowledge were used to assist in the evaluation of the discount rates estimated by management.

Impairment assessment of the right-of-use assets and property and equipment – Friends business within the Strategic business segment

As described in Note 11 to the consolidated financial statements, the balances of the right-of-use assets and property and equipment associated with Friends business within the Strategic business segment (“Friends assets”) as of December 31, 2019 were 13,074 million yen and 1,376 million yen, respectively. Management assessed at the year end whether there is any indication that the Friends assets may be impaired. Management determined that the indications of impairment for the Friends assets existed, and performed impairment tests by comparing the respective recoverable amounts with the carrying amounts. As a result, impairment losses of the right-of-use assets of 617 million yen and property and equipment of 57 million yen were recognized for the year ended December 31, 2019. Management applied judgment in estimating the recoverable amount of the Friends assets on the basis of a value in use calculation, which involved the use of significant assumptions with respect to pre-tax discount rates, and the use of estimated future cash flows, which represent management’s best estimate taken into account expected revenue growth rates, cost of goods sold ratio, and marketing expenses determined based on historical experience, internal and external information.

The principal considerations for our determination that performing procedures relating to the impairment of the right-of-use assets and property and equipment – Friends business within the Strategic business segment is a critical audit matter is there was a high degree of auditor judgment, subjectivity, and significant effort in performing procedures and in evaluating audit evidence relating to management’s significant assumptions with respect to pre-tax discount rates, and the estimated future cash flows.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s impairment assessment, including controls related to the significant assumptions with respect to pre-tax discount rate, and the estimated future cash flows. These procedures also included, among others, testing management’s process in estimating the recoverable amount of the Friends assets. Testing management’s process included evaluating the reasonableness of significant assumptions with respect to pre-tax discount rates, and the estimated future cash flows. Evaluating the reasonableness of significant assumptions and the estimated future cash flows involved considering (i) the current and past performance of the Friends business within the Strategic business, and (ii) the consistency with internal data, external market and industry data, and (iii) the consistency with evidence obtained in other areas of the audit.

Fair value measurements of financial assets within level 3

As described in Note 26 to the consolidated financial statements, the Company’s financial assets measured at fair value through profit or loss and fair value through other comprehensive income within level 3 were 17,312 million yen and 2,898 million yen at December 31, 2019, respectively. Management estimates fair value of these financial assets within level 3 based on the most recent available net asset value or the most recent transactions, or using valuation techniques such as the binominal option pricing model, the discount cash flow model, and the market approach – market comparable companies. Management applied judgment in estimating the fair value of these financial assets within level 3, which involved the determination of valuation techniques and the use of significant estimates and assumptions with respect to significant unobservable inputs including discount rates, growth rate, comparable listed companies’ average historical volatilities, revenue multiples, and liquidity discounts.

The principal considerations for our determination that performing procedures relating to the fair value measurements of financial assets within level 3 is a critical audit matter are (i) there was a high degree of auditor judgment, subjectivity, and significant effort in performing procedures and in evaluating audit evidence relating to management’s determination of valuation techniques, and significant estimates and assumptions with respect to significant unobservable inputs, and (ii) the audit effort included the involvement of professionals with specialized skills and knowledge to assist in performing these procedures and evaluating the audit evidence obtained.

Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included testing the effectiveness of controls relating to management’s fair value measurements, including controls related to the determination of valuation techniques and the significant estimates and assumptions with respect to significant unobservable inputs. These procedures also included, among others, testing management’s process in estimating the fair value of the financial assets within level 3. Testing management’s process included evaluating the appropriateness of the valuation techniques and reasonableness of significant assumptions, using professionals with specialized skills and knowledge to assist in doing so. Evaluating the reasonableness of significant estimates and assumptions involved considering (i) the current and past performance of the investments, and the consistency with external market and industry data, and (ii) the selection of comparable listed companies’ average historical volatilities and revenue multiples, and liquidity discounts.

/s/ PricewaterhouseCoopers Aarata LLC

Tokyo, Japan

March 27, 2020

We have served as the Company’s auditor since 2015.

LINE Corporation

Consolidated Statements of Financial Position

		(In millions of yen)
	Notes	December 31, 2018	December 31, 2019
Assets
Current assets
Cash and cash equivalents	6, 25	256,978	217,345
Trade and other receivables	7, 15, 21, 25	37,644	42,680
Other financial assets, current	15, 25	15,915	20,117
Contract assets	21	339	241
Inventories	8	4,887	4,740
Other current assets		9,751	10,518

Total current assets		325,514	295,641

Non-current assets
Property and equipment	9	24,726	25,024
Right-of-use assets	11, 17	—	54,337
Goodwill	10, 11, 29	17,095	17,651
Other intangible assets	10, 11, 29	5,298	7,801
Investments in associates and joint ventures	31	53,921	64,194
Other financial assets, non-current	15, 25	42,287	51,737
Deferred tax assets	13	17,107	24,095
Other non-current assets		639	872

Total non-current assets		161,073	245,711

Total assets		486,587	541,352

Liabilities
Current liabilities
Trade and other payables	15, 25	34,985	43,710
Other financial liabilities, current	15, 25	36,726	44,826
Accrued expenses		18,405	23,462
Income tax payables		4,855	3,963
Lease liabilities, current	17, 25	—	11,487
Contract liabilities	21	24,637	25,752
Provisions, current	12	2,581	3,221
Other current liabilities	14	1,037	5,238

Total current liabilities		123,226	161,659

Non-current liabilities
Corporate bonds	15, 25	142,132	142,851
Other financial liabilities, non-current	15, 25	527	362
Lease liabilities, non-current	17, 25	—	45,150
Deferred tax liabilities	13	503	1,071
Provisions, non-current	12	3,309	4,528
Post-employment benefits	16	6,943	9,617
Other non-current liabilities		1,433	1,451

Total non-current liabilities		154,847	205,030

Total liabilities		278,073	366,689

Shareholders’ equity
Share capital	19	96,064	96,737
Share premium	19	118,626	121,299
Treasury shares	19	(8,205)	(6,308)
Accumulated deficit		(5,556)	(53,524)
Accumulated other comprehensive income		(2,013)	(71)

Equity attributable to the shareholders of the Company		198,916	158,133

Non-controlling interests	30	9,598	16,530

Total shareholders’ equity		208,514	174,663

Total liabilities and shareholders’ equity		486,587	541,352

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Profit or Loss

		(In millions of yen)

	Notes	2017	2018	2019
Revenues and other operating income:
Revenues	5, 21	167,147	207,182	227,485
Other operating income	20, 21, 22	12,011	28,099	3,211

Total revenues and other operating income		179,158	235,281	230,696

Operating expenses:
Payment processing and licensing expenses		(29,589)	(30,823)	(35,874)
Sales commission expenses		(899)	(15,960)	(15,995)
Employee compensation expenses	16, 27	(42,469)	(57,493)	(70,265)
Marketing expenses		(15,477)	(20,311)	(33,022)
Infrastructure and communication expenses		(9,087)	(10,483)	(10,821)
Outsourcing and other service expenses		(24,007)	(31,825)	(41,892)
Depreciation and amortization expenses	9, 10, 17	(7,149)	(11,135)	(22,737)
Other operating expenses	22	(25,403)	(41,141)	(39,087)

Total operating expenses		(154,080)	(219,171)	(269,693)

Profit/(loss) from operating activities		25,078	16,110	(38,997)
Finance income		257	413	512
Finance costs		(26)	(519)	(1,980)
Share of loss of associates and joint ventures	31	(6,321)	(11,148)	(13,412)
Loss on foreign currency transactions, net		(818)	(902)	(72)
Other non-operating income	22, 26	1,963	869	3,878
Other non-operating expenses	22, 26	(1,988)	(1,469)	(1,545)

Profit/(loss) before tax from continuing operations		18,145	3,354	(51,616)
Income tax expenses	13	(9,922)	(9,522)	(384)

Profit/(loss) for the year from continuing operations		8,223	(6,168)	(52,000)
(Loss)/profit from discontinued operations, net of tax	23, 24	(13)	376	584

Profit/(loss) for the year		8,210	(5,792)	(51,416)

Attributable to:
The shareholders of the Company		8,078	(3,718)	(46,888)
Non-controlling interests	30	132	(2,074)	(4,528)

				(In yen)

Earnings per share
Basic profit/(loss) for the year attributable to the shareholders of the Company	24	36.56	(15.62)	(196.07)
Diluted profit/(loss) for the year attributable to the shareholders of the Company	24	34.01	(15.62)	(196.07)
Earnings per share from continuing operations
Basic profit/(loss) from continuing operations attributable to the shareholders of the Company	24	36.62	(17.20)	(198.51)
Diluted profit/(loss) from continuing operations attributable to the shareholders of the Company	24	34.06	(17.20)	(198.51)
Earnings per share from discontinued operations
Basic (loss)/profit from discontinued operations attributable to the shareholders of the Company	24	(0.06)	1.58	2.44
Diluted (loss)/profit from discontinued operations attributable to the shareholders of the Company	24	(0.05)	1.58	2.44

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Comprehensive Income

	(In millions of yen)

	Notes	2017	2018	2019
Profit/(loss) for the year		8,210	(5,792)	(51,416)
Other comprehensive income
Items that will not be reclassified to profit or loss
Net changes in fair value of equity instruments at FVOCI	13, 26	—	(2,681)	3,799
Remeasurement of defined benefit plans	13, 16	2,093	(169)	(1,134)
Income tax relating to items that will not be reclassified to profit or loss	13	(488)	706	(1,091)
Items that may be reclassified to profit or loss
Debt instruments at FVOCI:
Net changes in fair value of debt instruments at FVOCI	13, 26	—	88	(7)
Reclassification to profit or loss of debt instruments at FVOCI	13, 26	—	10	1
Available-for-sale financial assets:
Net changes in fair value of available-for-sale financial assets	13	(3,339)	—	—
Reclassification to profit or loss of available-for-sale financial assets	13	1,090	—	—
Exchange differences on translation of foreign operations:
Gain/(loss) arising during the year	13	3,751	(4,047)	(732)
Reclassification to profit or loss	13	(13)	(345)	(448)
Proportionate share of other comprehensive income of associates and joint ventures	13	106	(27)	8
Reclassification to profit or loss on the proportionate share of other comprehensive income or loss of associates and joint ventures	13	—	(12)	—
Income tax relating to items that may be reclassified subsequently to profit or loss	13	333	340	386

Total other comprehensive income/(loss) for the year, net of tax		3,533	(6,137)	782

Total comprehensive income/(loss) for the year, net of tax		11,743	(11,929)	(50,634)

Attributable to:
The shareholders of the Company		11,365	(9,648)	(46,027)
Non-controlling interests		378	(2,281)	(4,607)

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Changes in Equity

	(In millions of yen)
		Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury Shares	Accumulated deficit	Foreign currency translation reserve	Available- for- sale reserve	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2017		77,856	91,208	—	(12,381)	(174)	5,649	(1,324)	160,834	189	161,023
Comprehensive income/(loss)
Profit for the year		—	—	—	8,078	—	—	—	8,078	132	8,210
Other comprehensive income/(loss)		—	—	—	—	3,328	(1,721)	1,680	3,287	246	3,533

Total comprehensive income/(loss) for the year		—	—	—	8,078	3,328	(1,721)	1,680	11,365	378	11,743
Transactions with owners and other transactions
Recognition of share-based payments	19, 27	—	1,882	—	—	—	—	—	1,882	—	1,882
Forfeiture of stock options	19	—	(9)	—	9	—	—	—	—	—	—
Exercise of stock options	19	12,513	(1,088)	—	—	—	—	—	11,425	—	11,425
Acquisition of subsidiary	29	—	—	—	—	—	—	—	—	4,168	4,168
Acquisition of non-controlling interests		—	(423)	—	—	4	—	(2)	(421)	167	(254)
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	19	2,000	1,990	(4,000)	—	—	—	—	(10)	—	(10)

Total transactions with owners and other transactions		14,513	2,352	(4,000)	9	4	—	(2)	12,876	4,335	17,211

Balance at December 31, 2017		92,369	93,560	(4,000)	(4,294)	3,158	3,928	354	185,075	4,902	189,977

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Changes in Equity (continued)

	(In millions of yen)
		Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury Shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2018		92,369	93,560	(4,000)	(4,294)	3,158	3,928	354	185,075	4,902	189,977
Adjustment on adoption of new accounting standards		—	—	—	177	—	(1,258)	—	(1,081)	(85)	(1,166)

Balance at January 1, 2018 (adjusted)		92,369	93,560	(4,000)	(4,117)	3,158	2,670	354	183,994	4,817	188,811
Comprehensive loss
Loss for the year		—	—	—	(3,718)	—	—	—	(3,718)	(2,074)	(5,792)
Other comprehensive loss		—	—	—	—	(3,802)	(1,830)	(298)	(5,930)	(207)	(6,137)

Total comprehensive loss for the year		—	—	—	(3,718)	(3,802)	(1,830)	(298)	(9,648)	(2,281)	(11,929)
Transactions with owners and other transactions
Recognition of share-based payments	19, 27	—	1,336	—	—	—	—	—	1,336	—	1,336
Forfeiture of stock options	19	—	(37)	—	37	—	—	—	—	—	—
Exercise of stock options	19	1,195	(199)	—	—	—	—	—	996	—	996
Changes in interest in subsidiaries	19	—	17,440	—	—	(15)	(27)	1	17,399	8,241	25,640
Derecognition of non-controlling interests due to loss of control of subsidiaries		—	—	—	—	—	—	—	—	(1,974)	(1,974)
Acquisition of subsidiaries	29	—	—	—	—	—	—	—	—	795	795
Issuance of common shares and acquisition of treasury shares under Employee Stock Ownership Plan	19	2,500	2,488	(5,000)	—	—	—	—	(12)	—	(12)
Issuance of convertible bonds with stock acquisition rights	19	—	4,175	—	—	—	—	—	4,175	—	4,175
Disposal of treasury shares	19	—	(137)	799	—	—	—	—	662	—	662
Purchase of treasury shares	19	—	—	(4)	—	—	—	—	(4)	—	(4)
Transfer of accumulated other comprehensive income to accumulated deficit		—	—	—	2,224	—	(2,230)	6	—	—	—
Other		—	—	—	18	—	—	—	18	—	18

Total transactions with owners and other transactions		3,695	25,066	(4,205)	2,279	(15)	(2,257)	7	24,570	7,062	31,632

Balance at December 31, 2018		96,064	118,626	(8,205)	(5,556)	(659)	(1,417)	63	198,916	9,598	208,514

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Changes in Equity (continued)

	(In millions of yen)
		Equity attributable to the shareholders of the Company
						Accumulated other comprehensive income
	Notes	Share capital	Share premium	Treasury Shares	Accumulated deficit	Foreign currency translation reserve	Financial assets at FVOCI	Defined benefit plan reserve	Total	Non- controlling interests	Total shareholders’ equity
Balance at January 1, 2019		96,064	118,626	(8,205)	(5,556)	(659)	(1,417)	63	198,916	9,598	208,514
Adjustment on adoption of new accounting standards		—	—	—	(26)	—	—	—	(26)	—	(26)

Balance at January 1, 2019 (adjusted)		96,064	118,626	(8,205)	(5,582)	(659)	(1,417)	63	198,890	9,598	208,488
Comprehensive (loss)/income
Loss for the period		—	—	—	(46,888)	—	—	—	(46,888)	(4,528)	(51,416)
Other comprehensive (loss)/income		—	—	—	—	(683)	2,691	(1,147)	861	(79)	782

Total comprehensive (loss)/income for the period		—	—	—	(46,888)	(683)	2,691	(1,147)	(46,027)	(4,607)	(50,634)
Transactions with owners and other transactions
Recognition of share-based payments	19, 27	—	1,682	—	—	—	—	—	1,682	—	1,682
Forfeiture of stock options	19	—	(51)	—	51	—	—	—	—	—	—
Exercise of stock options	19	673	(102)	—	—	—	—	—	571	—	571
Changes in interest in subsidiaries	19, 30	—	1,715	—	—	—	—	—	1,715	13,070	14,785
Acquisition of subsidiaries	29	—	—	—	—	—	—	—	—	203	203
Disposal of treasury shares	19	—	(571)	1,905	—	—	—	—	1,334	—	1,334
Purchase of treasury shares	19	—	—	(8)	—	—	—	—	(8)	—	(8)
Transfer of accumulated other comprehensive income to accumulated deficit		—	—	—	(1,081)	—	1,081	—	—	—	—
Distributions		—	—	—	—	—	—	—	—	(1,734)	(1,734)
Other		—	—	—	(24)	—	—	—	(24)	—	(24)

Total transactions with owners and other transactions		673	2,673	1,897	(1,054)	—	1,081	—	5,270	11,539	16,809

Balance at December 31, 2019		96,737	121,299	(6,308)	(53,524)	(1,342)	2,355	(1,084)	158,133	16,530	174,663

See Notes to Consolidated Financial Statements

LINE Corporation

Consolidated Statements of Cash Flows

	(In millions of yen)

	Notes	2017	2018	2019
Cash flows from operating activities
Profit/(loss) before tax from continuing operations		18,145	3,354	(51,616)
(Loss)/profit before tax from discontinued operations	23	(19)	550	648

Profit/(loss) before tax		18,126	3,904	(50,968)
Adjustments for:
Depreciation and amortization expenses	9, 10, 17	7,149	11,135	22,737
Finance income		(257)	(413)	(512)
Finance costs		26	519	1,980
Dividend income		(69)	(50)	(151)
Share-based compensation expenses	27	2,686	2,528	4,249
Gain on loss of control of subsidiaries and business transfer	20, 22	(10,444)	(24,794)	—
(Gain)/loss on financial assets at fair value through profit or loss	15	(1,026)	646	(2,901)
Impairment loss of property and equipment	9, 11	—	—	57
Impairment loss of right-of-use assets	11, 17	—	—	617
Impairment loss of other intangible assets	10, 11	214	212	96
Impairment loss of available-for-sale financial assets		1,761	—	—
Gain on sale of available-for-sale financial assets		(751)	—	—
Share of loss of associates and joint ventures	31	6,321	11,148	13,412
Dilution gains from changes in equity interest in associates and joint ventures	22	—	(2,620)	(1,819)
(Gain)/loss on foreign currency transactions, net		(182)	28	(456)
Changes in:
Trade and other receivables	7	(13,539)	2,344	(4,972)
Contract assets	21	—	97	98
Inventories	8	(2,366)	(1,672)	(397)
Trade and other payables		6,215	6,653	9,149
Accrued expenses		2,642	7,082	3,576
Contract liabilities	21	—	641	1,129
Advances received		6,338	—	—
Deferred revenue		(700)	—	—
Provisions	12	187	1,079	493
Post-employment benefits	16	2,054	940	1,649
Other current assets		(2,860)	(2,428)	(3,216)
Other current liabilities		1,311	2,917	12,075
Others		232	504	375

Cash provided by operating activities		23,068	20,400	6,300

Interest received		252	409	495
Interest paid		(32)	(313)	(1,258)
Dividend received		98	82	202
Payment of issuance costs for corporate bonds		—	(1,954)	—
Income taxes paid	13	(12,421)	(9,502)	(8,844)

Net cash provided by/(used in) operating activities		10,965	9,122	(3,105)

LINE Corporation

Consolidated Statements of Cash Flows (continued)

	(In millions of yen)

	Notes	2017	2018	2019
Cash flows from investing activities
Purchases of time deposits	15	(1,282)	(13,443)	(9,364)
Proceeds from maturities of time deposits	15	401	13,843	17,287
Purchase of equity investments	26	(4,880)	(5,022)	—
Proceeds from sales of equity investments		1,672	4,031	1,595
Investments in debt instruments		(6,433)	(15,661)	(11,223)
Proceeds from redemption of debt instruments		5,209	1,841	2,981
Acquisition of property and equipment and intangible assets	9, 10	(12,622)	(20,939)	(15,487)
Proceeds from sale of property and equipment and intangible assets	9, 10	472	181	525
Investments in associates and joint ventures	31	(5,566)	(14,214)	(23,332)
Return on capital from investments in associates		—	499	92
Payments of office security deposits	15	(1,112)	(4,130)	(782)
Refund of office security deposits	15	1,581	447	355
Payments of guarantee deposits	15	—	(800)	(5,795)
Return of the office security deposits received under sublease agreement		(19)	—	—
Payments of the guarantee deposits for the Japanese Payment Services Act	15, 25	(530)	(130)	(2,744)
Return of the guarantee deposits for the Japanese Payment Services Act	15, 25	3,340	765	2,744
Payments for acquisition of subsidiaries and businesses	20, 29	(11,887)	(188)	(240)
Cash acquired on acquisition of subsidiaries	20	—	736	—
Cash disposed on loss of control of subsidiaries and business transfer	20	(581)	(2,043)	—
Payments for loan receivables		(2,165)	(754)	(114)
Collection of loan receivables		124	2,271	338
Others		48	(174)	31

Net cash used in investing activities		(34,230)	(52,884)	(43,133)

Cash flows from financing activities
Repayment of lease liabilities	20	—	—	(9,167)
Repayment of short-term borrowings, net		(107)	—	—
Proceeds from short-term borrowings	15	—	1,050	1,100
Repayment of short-term borrowings	15	—	(72)	(1,002)
Repayment of long-term borrowings	15	—	(11)	(2)
Proceeds from issuance of corporate bonds	15	—	149,978	—
Payments of common shares issuance costs	19	(30)	(33)	(5)
Proceeds from exercise of stock options	19	11,489	1,002	573
Payment of distributions to non-controlling interests		—	—	(1,735)
Payment for acquisition of interest in subsidiaries from non-controlling interests	30	(255)	(630)	(452)
Capital contribution from non-controlling interests	30	343	26,439	15,476
Proceeds from disposal of treasury shares	19	—	662	1,334
Others		(1)	16	(8)

Net cash provided by financing activities		11,439	178,401	6,112

Net (decrease)/increase in cash and cash equivalents		(11,826)	134,639	(40,126)
Cash and cash equivalents at the beginning of the year	6	134,698	123,606	256,978
Effect of exchange rate fluctuations on cash and cash equivalents		734	(1,267)	493

Cash and cash equivalents at the end of the year	6	123,606	256,978	217,345

See Notes to Consolidated Financial Statements.

LINE Corporation

Notes to Consolidated Financial Statements

1.	Reporting Entity

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

The consolidated financial statements were approved by Representative Director, President and Chief Executive Officer Takeshi Idezawa and Director and Chief Financial Officer In Joon Hwang on March 27, 2020.

3.	Significant Accounting Policies

The significant accounting policies applied by the Group in preparing its consolidated financial statements are set out below. The accounting policies have been applied consistently, except for the effect of new and amended standards and interpretations of IFRS, to all periods presented in these consolidated financial statements. Refer to (30) New and Amended Standards and Interpretations for the impacts of the adoption of new and revised IFRSs issued by the IASB that are mandatorily effective for the accounting period that begins on or after January 1, 2019 on the Group’s annual consolidated financial statements as of December 31, 2018 and 2019, and for the years ended December 31, 2017, 2018 and 2019.

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

(b)	Business combinations under common control

A business combination involving entities or businesses under common control is a business combination in which all of the combining entities or businesses are ultimately controlled by the same party or parties both before and after the business combination, and in which control is not transitory. The Group has accounted for the acquisition of businesses under common control based on the carrying amounts recorded in the consolidated financial statements of the acquired companies. The financial statements of acquired companies have been retrospectively consolidated as part of the Group’s consolidated financial statements as if the acquisition of acquired companies had occurred on the date of its original acquisition by the common control group, regardless of the actual date of acquisition by the Group.

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

Cash and cash equivalents comprise cash on hand, demand deposits, and short-term investments with maturity dates that are within three months from the purchase dates. Such investments are highly liquid and readily convertible to known amounts of cash. Cash and cash equivalents are subject to an insignificant risk of changes in value and are used by the Group in managing its short-term commitments.

(7)	Financial Assets

(a)	Classification of financial assets

Based on the Group’s business model for managing the financial assets and the characteristics of contractual cash flow of the financial assets, the Group classifies the financial assets by the following categories. Financial assets with embedded derivatives are considered in their entirety when determining whether their cash flows are solely payment of principal and interest.

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

At initial recognition, the Group recognize financial assets in the Consolidated Statements of Financial Position when the Group becomes party to the contractual provisions of the financial assets. The Group measures financial assets at the fair value. Financial assets not classified as financial assets at fair value through profit or loss are measure at fair value, including any transaction costs that are directly attributable to the acquisition of the financial asset. Transaction costs of financial assets measured at fair value through profit or loss are expensed in profit or loss.

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

Significant accounting policies prior to the adoption of IFRS 9 as of January 1, 2018 were as follows:

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

Significant accounting policies prior to the adoption of IFRS 9 as of January 1, 2018 were as follows (continued):

Financial assets (continued)

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

Significant accounting policies prior to the adoption of IFRS 9 as of January 1, 2018 were as follows (continued):

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

Significant accounting policies prior to the adoption of IFRS 9 as of January 1, 2018 were as follows:

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

Treasury shares are measured at costs and deducted from equity. No gain or loss is recognized on the purchase, sales or cancellation of the Company’s treasury shares. The difference between the book value and consideration received at the times of sales is recognized in equity.

(12)	Property and Equipment

Property and equipment are measured and recognized at cost, net of accumulated depreciation and/or accumulated impairment losses, if any. Cost includes any other costs directly attributable to bring the assets to a working condition for their intended use, the costs of dismantling and removing the assets and restoring the site on which they are located.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(12)	Property and Equipment (continued)

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

The estimated useful lives for the years ended December 31, 2017, 2018 and 2019 are as follows:

Estimated useful lives (years)
Equipment (mainly consist of servers)	3-5
Furniture and fixtures	3-5
Others	3-5

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

To the extent that the Group borrows funds generally and uses them for the purpose of obtaining a qualifying asset, the Group shall determine the amount of borrowing costs eligible for capitalization by applying a capitalization rate to the expenditures on that asset, which is the effective interest rate of the general borrowing. The capitalization rate shall be the weighted average of the borrowing costs applicable to the borrowings of the Group that are outstanding during the period, other than borrowings made specifically for the purpose of obtaining a qualifying asset. The amount of borrowing costs that the Group capitalizes during a period shall not exceed the amount of borrowing costs incurred during that period. No borrowing costs were capitalized during the years ended December 31, 2017, 2018 and 2019.

(14)	Intangible Assets

Intangible assets are initially measured at cost and carried at cost less accumulated amortization and accumulated impairment losses after initial recognition.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(14)	Intangible Assets (continued)

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

The estimated useful lives for the intangible assets with finite lives for the years ended December 31, 2017, 2018 and 2019 are as follows:

Estimated useful lives (years)
Software	2-10
Customer relationships	7
Domain name	20
Others	1-10

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

No significant development expenditure was capitalized for the years ended December 31, 2017, 2018 and 2019.

(15)	Leases

Group, as a lessee

The Group mainly leases properties and data centers. A lease contract is normally entered into for a fixed term from 1 year to 5 years but it may include extension options.

Leases are recognized as right-of-use assets and the corresponding liabilities when the lease assets become available for use by the Group. Each lease payment is apportioned between repayments of the lease liability and finance costs. The finance costs are accounted for as expenses over the lease term and calculated based on constant periodic rate of interest on the remaining balance of the lease liability. The right-of-use assets are depreciated over the shorter of the estimated useful life of the asset or the lease term.

The assets and liabilities arising from leases are measured at the present value of the lease at the commencement date. The lease liability includes the net present value of the following lease payments:

–	fixed payments less any lease incentives

–	variable lease payments that depend on an index or a rate

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(15)	Leases (continued)

Group, as a lessee (continued)

–	amounts expected to be payable under a residual value guarantee

–	the exercise price of a purchase option if the lessee is reasonably certain to exercise that option

–	payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

Lease payments are determined using the discount rate as the interest rate implicit in the lease, if that rate can be readily determined, or the Group’s incremental borrowing rate.

The right-of-use assets measured at cost shall comprise:

–	the amount of the initial measurement of the lease liability

–	any lease payments made at or before the commencement date, less any lease incentives received

–	any initial direct cost

–	cost of restoring the underlying asset to the original condition

As a practical expedient, the Group elects, by class of underlying asset, not to separate non-lease components from lease components, and instead accounts for each lease component and any associated non-lease components as a single lease component.

The lease payments associated with short-term lease and leases of low-value assets are recognized as expenses on a straight-line basis.

A short-term lease is a lease that, at the commencement date, has a lease term of 12 months or less. A lease of low-value asset, for example, comprises low value assets such as office furniture and fixture.

Most of the Group’s property leases include extension options and termination options.

An extension option shall be included in the lease term only if the lessee is reasonably certain to exercise that option.

The determination of whether an arrangement is, or contains, a lease is based on the substance of the arrangement at the inception of the lease. When a lease contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration, such assets are defined as a lease transaction.

The amount and term of the lease liabilities are properly reassessed when lease contracts are modified.

When the lease liabilities are remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment of the right-of-use asset.

Group as lessor

The Group had cancelable lease contracts related to servers, data storage, network equipment, personal computers and software with third parties for the years ended December 31, 2017, 2018 and 2019. The leased assets are included in “Property and equipment” in the Consolidated Statements of Financial Position and are depreciated over their expected useful lives on a basis consistent with similar assets included in property and equipment. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(16)	Impairment of Financial Assets

The Group assesses the expected credit losses associated with its debt instruments measured at amortized cost and FVOCI. The impairment methodology used for estimating expected credit losses depends on whether there has been a significant increase in credit risk after the initial recognition. The Group measures the expected credit losses for the debt instruments measured at amortized cost and FVOCI for which there have been no significant increase in credit risk at the amount equal to twelve-month expected credit losses at the reporting date. For the financial assets measured at amortized cost and FVOCI for which there have been significant increase in credit risk, the Group measures the expected credit losses at the amount equal to the lifetime expected credit losses. The Group uses default ratio calculated based on historical default data of corporate bond ratings in Japan to measure the twelve-month expected credit loss and the lifetime expected credit losses.

For trade receivables, the Group applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from the initial recognition of the trade receivables. The expected credit risk of trade receivables is measured using the default ratio calculated based on the Group’s historical experiences on cash collection from trade receivables taking into account forward-looking information such as future economic conditions.

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

(17)	Impairment of Investments in Associates and Joint Ventures and Other Non-Financial Assets

The Group’s investments in associates and joint ventures and non-financial assets such as property and equipment, right-of-use assets and intangible assets with definite useful lives, but exclude deferred tax assets and non-current assets held for sale, are reviewed for impairment at the end of the reporting period to determine whether there is any indication of impairment. If any such indication exists, the asset’s recoverable amount is estimated. In addition, annual impairment tests are performed for goodwill and intangible assets with indefinite useful lives.

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

The Group has introduced equity-settled Employee Stock Ownership Plan (J-ESOP) and granted points to its employees based on the Group’s Regulations on Stock Compensation in 2017. The fair values of the points are measured at the grant date. Employee compensation expenses related to this plan are recognized over the vesting period. Refer to Note 27 Share-based Payments for more details on the valuation methodology of points and the assumptions used in such valuation.

The Group has introduced cash-settled Employee Stock Ownership Plan (J-ESOP) and granted points to its employees based on the Group’s Regulations on Stock Compensation in 2017. The fair values of the liabilities related to the points are measured at each reporting date. Employee compensation expenses related to this plan are recognized over the vesting period and changes to the fair value of the liabilities are recognized through profit or loss. Refer to Note 27 Share-based Payments for more details on the valuation methodology of points and the assumptions used in such valuation.

(20)	Marketing Expenses

The Group incurs marketing expenses to increase brand awareness and to promote the launch of new services. The Group’s marketing expenses are primarily related to advertising in mass media, namely television advertising and advertising on mobile applications, and expenses incurred for brand promotional events. Marketing personnel compensation expenses are not included in marketing expenses and are recorded as part of the employee compensation expenses. Expenditures related to marketing activities are recognized as expenses when incurred.

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

The Group mainly operates a cross-platform messenger application, “LINE”, and provides other services including advertising services, sales of communication and content, and LINE character related merchandise sales. Advertising services are provided on the LINE platform through advertising products such as LINE Official Accounts and Sponsored Stickers, as well as the Group’s web portals, livedoor and NAVER Matome. Sales of communication and contents are primarily made to end users in the form of communication products such as LINE Stickers, and contents such as LINE GAME. Refer to Note 5 Segment Information for more details on product lines and services provided. The Group recognizes revenues associated with the transactions by reference to the stage of completion of the transactions at the end of the reporting period. Determination of the stage of completion for the different revenue streams is described below. Revenue is measured at the fair value of the consideration of services provided in the ordinary course of business, less applicable sales and other taxes, where appropriate.

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

Virtual Credits (continued)

the virtual items within each service in the Group by users, balances of the end users’ virtual credits may be reduced by the price of the purchase, and the related contract liabilities are reclassified to revenues over the applicable revenue recognition periods, as described in the following paragraphs. The total amount of revenues recognized is ultimately equivalent to the gross amount of consideration paid by the end users.

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

Display Advertising

Display advertising mainly consists of Timeline and LINE NEWS. The Group has contractual relationships with advertisers for which it provides the Group with rights to receive compensation based on specific actions by users such as impressions, views, and clicks. The Group’s performance obligation is to present the advertisement to users at any given time. The display advertising revenues are recognized when such actions specified in the contract are fulfilled.

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

When virtual credits are redeemed for the purchase of the Stickers, the end users’ virtual credits balances are reduced by the price of the purchase, and the virtual credits redeemed are recognized as revenues over the estimated usage period for the Stickers. The Group acts as a principal in providing the Stickers to end users. The Group determines that Stickers are a similar to the concept of a service of standing ready. The performance obligation of the Group to the customers which are the users who purchased the Stickers is to make the Stickers available to the users for their use at any given time. Accordingly, the users receive the benefit of the services and consume such services as the Group makes the Stickers available to the users for their use. Therefore, the Group determines that its performance obligation is satisfied over a certain period of time. The Group estimated such usage period to be 90 days and approximately 100 days for the years ended December 31, 2018 and 2019, respectively, based on the historical usage pattern. The Group also determined that the users receive the benefits of the services evenly, thus the Group recognizes revenue on a straight-line method over the estimated usage period.

(iii)	Content—LINE GAME and Applications

Content mainly consists of LINE GAME developed by the third party or the Group and applications developed by the Group.

–	Games developed by third-party game developers

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

The Group views the third-party game developers to be its customers, and the Group’s performance obligation to its customers over the term of the game are: 1) channeling users to the mobile games, 2) providing payment processing services, and 3) providing server hosting services.

The Group determined that each deliverable was a separate unit of account and measured each selling price of channeling services, payment processing services and server hosting services based on the ratio of stand-alone selling price. The stand-alone selling price for the channeling

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(22)	Revenue (continued)

Other Advertising (continued)

(iii)	Content—LINE GAME and Applications (continued)

–	Games developed by third-party game developers (continued)

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

Game termination announcements are made by sending notifications to end users two months prior to game termination. Once the game termination announcement is made, in-game virtual items are no longer available for purchase, but the game is still available to end users for the remaining two-month period and the payment will be made three months after the purchase of the in-game virtual items. Accordingly, subsequent to the announcement of game termination, the Group is required to provide services for a total of three additional months; two additional months of hosting services, i.e. up until game termination, and three additional months of payment processing services, i.e. up until one month after game termination, as payment processing services are provided on a three-month time lag.

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

The Group began providing third party games on its platform in 2012. As of December 31, 2019, the average life of third party games, which included both active and terminated third party games, was approximately 23 months.

–	Internally developed games and applications

Principal vs Agent

The Group also provides games and applications (“apps”) developed internally for end users and considers itself the principal in providing the games or apps to end users. The Group’s primary responsibility is to develop, maintain and provide the games and apps, and in-game/in-app virtual items to end users.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(22)	Revenue (continued)

Other Advertising (continued)

(iii)	Content—LINE GAME and Applications (continued)

–	Internally developed games and applications (continued)

Consumable and durable virtual items

All games and apps are free to download; however, in-game/in-app virtual items developed by the Group may be purchased with cash, credit cards or the Group’s virtual credits within the games/apps. The Group offers both consumable and durable virtual items in its internally developed games and apps.

Revenue recognition for consumable virtual items

The characteristics of consumable virtual items include virtual items that are consumed by end users’ specific actions and do not provide end users with any continuing benefits. The consumable virtual items offered by the Group is comparable to a service of standing ready and the performance obligation of the Group with respect to the consumable virtual items purchased by end users is to make the consumable virtual items available to the users for their use at any given time. The period from the time the end user first purchased the consumable virtual item until the user consumed the item is the performance obligation period; however, consumable virtual items offered by the Group are generally consumed upon purchase by end users. Accordingly, the Group recognizes revenues attributable to consumable virtual items upon sale.

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

(a)	Revenue recognition for the estimated usage period of the durable virtual items

The estimated usage period for durable virtual items is developed by taking into consideration historical data on purchase patterns and user usage behavior. For the years ended December 31, 2017, 2018 and 2019, the Group recognizes revenues through the estimated usage period for durable virtual items in one of the internally developed games. For the years ended December 31, 2017, 2018 and 2019, the usage periods were estimated to be a several days and the sales generated by such durable items were immaterial.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(22)	Revenue (continued)

(b)	Revenue recognition for the durable virtual items which the estimated usage period cannot be estimated

(1)	Revenue recognition by estimating average playing period

The Group defines the playing period as the period from when a paying user first purchased virtual credits to when a paying user is deemed to have become inactive, i.e. when a paying user has not logged onto the game/app for two consecutive months. To estimate the average playing period for a paying user, the Group analyzes monthly cohorts composed of paying users who made their first purchase of virtual credits during such month. The Group tracks these monthly cohorts and analyzes the dates on which paying users within each cohort become inactive. Based on the actual data observed, the Group extrapolates the future declines in paying users to determine the ending point of a paying user’s life beyond the date for which observable data is available. The Group then uses the actual and extrapolated data to calculate the average playing period. The Group recognizes revenues arising from internally developed apps by using the estimated average playing periods. For the years ended December 31, 2017, 2018 and 2019, the estimated average playing periods ranged from approximately 2 months to 30 months, 15 months to 30 months and 1 month to 32 months, respectively.

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

Finance costs comprise interest expense on corporate bonds, borrowings and leases, as well as unwinding of the discount on provisions. Borrowing costs that are not directly attributable to the acquisition, construction or production of a qualifying asset are recognized in profit or loss using the effective interest method.

(24)	Other Non-Operating Income and Expenses

For the year ended December 31, 2017

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

For the year ended December 31, 2018 and 2019

Other non-operating income mainly comprises dividend income, changes in the fair value of financial assets at fair value through profit or loss. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

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

The standards and interpretations that are issued but not yet effective as of December 31, 2019 are not expected to have a material impact on the Group. The standards and interpretations issued but not yet effective have not been adopted early by the Group.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations

The material impacts of the adoption of new and revised IFRSs issued by the IASB that are mandatorily effective for an annual period beginning on or after January 1, 2019 on the Group’s annual consolidated financial statements as of December 31, 2018 and 2019, and for the years ended December 31, 2017, 2018 and 2019 are as follows.

The standard that is effective for annual period beginning on or after January 1, 2019:

IFRS16 Leases

The Group has adopted IFRS 16 Leases from the fiscal year beginning January 1, 2019. The Group has applied the modified retrospective method permitted by IFRS 16 and recognized the cumulative amount of the impact as of January 1, 2019 upon adoption of the standard. As a result, the Group has not restated the amounts in the comparative reporting period prior to adoption of IFRS 16.

IFRS 16 sets out the principal for the recognition, measurement, presentation and disclosure of lease contracts for lessees and lessors. Under IFRS 16, lessees no longer make a distinction between finance and operating leases as required under IAS 17, and apply a single accounting model. At the commencement date of a lease, lessees recognize a liability to make lease payments (i.e., the lease liability) and an asset representing the right to use the underlying asset during the lease term (i.e., the right-of-use assets). Subsequently, lessees are required to recognize separately the interest expense on the lease liability and the depreciation expense on the right-of-use assets. The right-of-use assets are depreciated on a straight-line basis over the shorter of the estimated useful life of the assets or the lease term. Lessors accounting under IFRS 16 remains substantially unchanged from IAS 17.

Upon the adoption of IFRS 16, the Group recognized lease liabilities for its leases previously classified as operating lease under IAS 17. The lease liabilities were measured at the present value of the remaining lease payments, discounted at the incremental borrowing rate as of January 1, 2019. The weighted average incremental borrowing rate used for the lease liabilities as of January 1, 2019 was 2.21%.

The Group applied the following practical expedients permitted by IFRS 16 when applying IFRS 16:

–	Relied on its assessment of whether leases are onerous applying IAS 37 immediately before the date of initial application as an alternative to an impairment review.

–	Accounted for operating leases with less than 12 months of lease term remaining as of January 1, 2019 for as short-term leases.

–	Used hindsight when determining the lease term of contract including extension options and/or termination options.

The Group elected not to apply IFRS 16 to the agreements that were not identified as containing a lease component applying IAS 17 and IFRIC 4 Determining whether an Arrangement contains a Lease.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

3.	Significant Accounting Policies (continued)

(30)	New and Amended Standards and Interpretations (continued)

IFRS16 Leases (continued)

(In millions of yen)

Commitments for operating lease as of December 31, 2018 as disclosed in the Group’s consolidated financial statements	58,688
(Less) Short-term leases recognized as an expense on a straight-line basis	(545)
(Less) Leases of low-value assets recognized as an expense on a straight-line basis	(29)
(Less) Lease contracts commenced on or after January 1, 2019	(3,092)

Lease liabilities before discounts	55,022
Discounts using the Group’s incremental borrowing rate	(7,009)

Lease liabilities recognized at January 1, 2019	48,013

As a result of above, the Group recognized 46,279 million yen and 48,013 million yen for the right-of-use assets and lease liabilities, respectively, in the Consolidated Statement of Financial Position as of January 1, 2019.

Due to the adoption of IFRS 16, the infrastructure and communication expenses which included operating lease expenses, and other operating expenses which also included operating lease expenses decreased by 1,334 million yen and 10,433 million yen, respectively, for the fiscal year ended December 31, 2019. The depreciation and amortization expenses which included the depreciation expenses of right-of-use assets, and finance costs which included interest expenses for lease liabilities increased by 10,435 million yen and 1,215 million yen, respectively, for the fiscal year ended December 31, 2019. In addition, net cash used in operating activities decreased by 9,167 million yen compared to that under IAS 17, due to cash payments for the principal portion of the lease liabilities being classified as cash flows from financial activities.

Significant accounting policies prior to the adoption of IFRS 16 were as follows:

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

IFRS16 Leases (continued)

Significant accounting policies prior to the adoption of IFRS 16 were as follows (continued):

Lease Transactions (continued)

(b)	Operating Leases

All lease arrangements, except finance leases that have been capitalized in the Consolidated Statements of Financial Position, are classified as operating leases.

Group as lessee

For operating lease transactions, lease payments are recognized as an expense using the straight-line method over the lease term in the Consolidated Statements of Profit or Loss.

Group as lessor

The Group had cancelable lease contracts related to servers, data storage, network equipment, personal computers and software with third parties for the year ended December 31, 2018. The leased assets are included in “Property and equipment” in the Consolidated Statements of Financial Position and are depreciated over their expected useful lives on a basis consistent with similar assets included in property and equipment. Income from operating leases (net of any incentives given to the lessee) is recognized on a straight-line basis over the lease term.

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

The estimates and assumptions are continuously reviewed by the management. The effects of a change in estimates and assumptions are recognized in the period of the change or in the period of the change and future periods. Among estimates and assumptions made by the management, the following are ones that may have a material effect on the amounts recognized in the consolidated financial statements of the Group:

(a)	Impairment

i	Investments in associates and joint ventures and other non-financial assets

Non-current assets other than goodwill

Non-current assets other than goodwill, such as right-of-use assets, property and equipment, intangible assets with definite useful lives and investments in associates and joint ventures are assessed for indications of impairment at the end of the reporting period. The Group evaluates both internal and external sources of information to assess whether impairment indicators exist. Some of the impairment

LINE Corporation

Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions (continued)

(a)	Impairment (continued)

i	Investments in associates and joint ventures and other non-financial assets (continued)

indicators are evidence of obsolescence or significant adverse changes in the technological, market, economic or legal environment of the market in which the Group operates, or the asset is dedicated. If any such indication exists, the recoverable amount of the asset is estimated in order to determine the extent, if any, of the impairment loss. The recoverable amount is the grater of its value in use and its fair value less cost to sell. An impairment loss is recognized and the carrying amount is adjusted to be equal to its recoverable amount, if the carrying amount of an asset or a CGU exceeds its recoverable amount. The determination of the recoverable amount based on its value in use involves the use of estimates by the Group’s management that can have a material impact on the respective values and ultimately the amount of any impairment.

The value in use is estimated by applying a pre-tax discount rate to the estimated future cash flow expected to be generated by the asset or CGU. The estimate of the value in use mainly includes the following assumptions:

–	Pre-tax discount rate reflected such as weighted average cost of capital of comparable companies and control premium.

–	Terminal growth rate (the Group uses terminal growth rate for cash flow projections beyond the planning period of financial budget).

The cash flow projections are based on the financial budgets approved by the Group’s management. The projections represent management’s best estimate taken into account past experience as well as using internal and external information.

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

ii	Financial assets measured at amortized cost and fair value through other comprehensive income

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions (continued)

(a)	Impairment (continued)

ii	Financial assets measured at amortized cost and fair value through other comprehensive income (continued)

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

The Group recognizes asset retirement obligations related to lease in the Consolidated Statements of Financial Position. These provisions are recognized based on the best estimates of the costs expected to incur for the restoration of the lease properties to the state as specified in the rental agreements upon termination of the leases. The estimation takes risks and uncertainty related to the obligations into account as of the fiscal year end date.

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

Share-based payment expenses related to stock options granted to directors and employees are estimated based on the option’s fair value determined under the Black-Scholes-Merton (“Black-Scholes”) option pricing model and binomial option pricing model. The Black-Scholes model and binomial option pricing model require various highly judgmental assumptions, including expected volatility, expected life of stock options and fair value of share capital at the time of option grants, which will be discussed further below.

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

4.	Significant Accounting Judgments, Estimates and Assumptions (continued)

(h)	Revenues (continued)

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

The Group’s reportable segments are as follows:

Core business segment

Core business segment mainly consists of advertising service, communication and content. Advertising services mainly include display advertising, account advertising, and other advertising. Display advertising provides advertisements on services such as LINE NEWS. Account advertising mainly includes LINE Official Accounts and Sponsored Stickers. Other advertising mainly includes advertisements on services such as livedoor Blog, NAVER Matome and advertisements appearing on LINE Part-Time Job. Communication mainly includes LINE Stickers. Content mainly includes LINE GAME.

Strategic business segment	Strategic business segment consists of Fintech services such as LINE Pay service, and other services such as AI, LINE Friends, and E-commerce.

(2)	Profit or Loss for the Group’s reportable segments

The Group’s operating profit for each segment is prepared in the same method as the consolidated financial statements, except that certain items such as other operating income and share-based compensation expenses are included in corporate adjustments. Also, IT development expenses and indirect expenses such as department management fees are allocated based on the information such as the hours of service provided, the number of server infrastructures used to provide the service, or the percentage of revenues. As the Company’s board of directors uses the information after eliminating intercompany transactions for their performance assessment, there is no adjustment between segments.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

5.	Segment Information (continued)

(2)	Profit or Loss for the Group’s reportable segments (continued)

From the fiscal year of 2018, the Group divided its operating segment into Core business segment and Strategic business segment, as the Company’s board of directors assesses performance based on these components. From the annual reporting period ended December 31, 2018, the Group monitors its profit and loss by segment. The profit and loss of each segment for the annual reporting period ended December 31, 2017 was prepared mainly based on the same method as in fiscal year 2018 and 2019 where practicable and adjusted accordingly.

For the year ended December 31, 2017

				(In millions of yen)
	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers(2)	149,156	17,991	167,147	—	167,147
Segment profit/(loss)(3)	34,250	(17,674)	16,576	8,502	25,078
Depreciation and amortization expenses	6,252	897	7,149	—	7,149

(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)	The segment information for the year ended December 31, 2017 is presented based on IAS 18, while it is presented under IFRS 15 for the years ended December 31, 2018 and 2019.
(3)	The amount of “Segment profit/(loss)” is equivalent to profit/(loss) from operating activities on the Consolidated Statement of Profit or Loss.

For the year ended December 31, 2018

				(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	178,398	28,784	207,182	—	207,182
Segment profit/(loss)(2)	26,559	(34,931)	(8,372)	24,482	16,110
Depreciation and amortization expenses	8,832	2,303	11,135	—	11,135

(1)	Corporate adjustments mainly include other operating income and share-based compensation expenses.
(2)	The amount of “Segment profit/(loss)” is equivalent to profit/(loss) from operating activities on the Consolidated Statement of Profit or Loss.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

5.	Segment Information (continued)

(2)	Profit or Loss for the Group’s reportable segments (continued)

For the year ended December 31, 2019

				(In millions of yen)

	Reportable segments			Corporate adjustments(1)	Consolidated
	Core business	Strategic business	Total
Revenue from external customers	196,711	30,774	227,485	—	227,485
Segment profit/(loss)(2)	31,584	(66,557)	(34,973)	(4,024)	(38,997)
Depreciation and amortization expenses	14,573	8,164	22,737	—	22,737

(1)	Corporate adjustments mainly include other operating income, share-based compensation expenses and a cost arisen from cancellation of system development.
(2)	The amount of “Segment profit/(loss)” is equivalent to profit/(loss) from operating activities on the Consolidated Statement of Profit or Loss.

The reconciliation of Segment profit/(loss) to the profit/(loss) before tax from continuing operations is as follows:

		(In millions of yen)

	2017	2018	2019
Segment profit/(loss)	25,078	16,110	(38,997)
Finance income	257	413	512
Finance costs	(26)	(519)	(1,980)
Share of loss of associates and joint ventures	(6,321)	(11,148)	(13,412)
Loss on foreign currency transactions, net	(818)	(902)	(72)
Other non-operating income	1,963	869	3,878
Other non-operating expenses	(1,988)	(1,469)	(1,545)

Profit/(loss) before tax from continuing operations	18,145	3,354	(51,616)

The above items are not allocated to individual segments as these are managed on an overall group basis.

(3)	Revenues from Major Services

The Group’s revenues from continuing operations from its major services for the years ended December 31, 2017, 2018 and 2019 are as follows. Revenues for the years ended December 31, 2017 is presented using IAS 18 as the Group uses the modified retrospective method in the adoption of IFRS 15.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

5.	Segment Information (continued)

(3)	Revenues from Major Services (continued)

Revenues recognized at a point in time mainly consist of revenues from LINE Friends.

	(In millions of yen)

	2017	2018	2019
Core business
Advertising
Display advertising(1)	26,609	36,221	49,655
Account advertising(2)	38,929	56,714	62,654
Other advertising (3)	10,433	15,302	12,533

Sub-total	75,971	108,237	124,842

Communication, content, and others
Communication(4)	30,225	28,527	28,319
Content(5)	40,144	38,237	38,344
Others	2,816	3,397	5,206

Subtotal	73,185	70,161	71,869

Core business total	149,156	178,398	196,711

Strategic business
Friends(6)	12,299	19,579	19,189
Others(7)	5,692	9,205	11,585

Strategic business total	17,991	28,784	30,774

Total	167,147	207,182	227,485

(1)	Revenues from display advertising primarily consisted of fees from advertisement on services such as Timeline, Smart Channel and LINE NEWS.
(2)	Revenues from account advertising primarily consisted of fees from LINE Official Accounts, Sponsored Stickers and LINE Points.
(3)	Revenues from other advertising were mainly attributable to advertising revenue from livedoor, NAVER Matome and LINE Part-Time Job.
(4)	Revenues from communication were mainly attributable to sales of LINE Stickers and Creator Stickers.
(5)	Revenues from content primarily consisted of sales of LINE GAME’s virtual items.
(6)	Friends primarily consisted of revenues from sales of character goods.
(7)

Others for the year ended December 31, 2017 and 2018 primarily consisted of revenues from LINE Mobile service and E-commerce. Others for the year ended December 31, 2019 primarily consisted of revenue from E-commerce.

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

	(In millions of yen)

	2017	2018	2019
Japan (country of domicile)	121,283	148,260	166,469
Taiwan	16,630	18,593	21,923
Others	29,234	40,329	39,093

Total	167,147	207,182	227,485

Non-current operating assets

Non-current operating assets mainly consist of right-of-use assets, property and equipment and intangible assets.

	(In millions of yen)

	December 31, 2018	December 31, 2019
Japan (country of domicile)	34,502	76,756
Korea	5,310	10,778
Others	7,946	18,151

Total	47,758	105,685

(5)	Major Customers

No single customer accounted for 10 percent or more of the Group’s total revenues for the years ended December 31, 2017, 2018 and 2019.

6.	Cash and Cash Equivalents

The breakdown of cash and cash equivalents as of December 31, 2018 and 2019 is as follows:

	(In millions of yen)

	December 31, 2018	December 31, 2019
Cash on hand	13	12
Demand deposits	256,965	217,333

Total cash and cash equivalents	256,978	217,345

LINE Corporation

Notes to Consolidated Financial Statements (continued)

7.	Trade and Other Receivables

Trade and other receivables as of December 31, 2018 and 2019 are as follows:

	(In millions of yen)

	December 31, 2018	December 31, 2019
Trade and other receivables, current	38,097	42,884
Loss allowance, current	(453)	(204)
Trade receivables, non-current	14	462
Loss allowance, non-current	(14)	(462)

Total trade and other receivables	37,644	42,680

For movement in the loss allowance for trade and other receivables, refer to Note 25 Financial Risk Management.

8.	Inventories

Inventories as of December 31, 2018 and 2019 are as follows:

	(In millions of yen)

	December 31, 2018	December 31, 2019
Goods	4,887	2,107
Other	—	2,633

Total Inventories	4,887	4,740

Cost of goods recognized from continuing operations for the years ended December 31, 2017, 2018 and 2019 were 4,436 million yen, 7,346 million yen and 7,760 million yen, respectively. Inventory valuation losses recognized from continuing operations for the years ended December 31, 2017, 2018 and 2019 were 510 million yen, 276 million yen and 369 million yen, respectively.

Other mainly consists of cryptocurrency on deposit by users.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

9.	Property and Equipment

(1)	Changes in property and equipment for the year ended December 31, 2018 are as follows:

	(In millions of yen)

	Furniture and fixtures	Equipment	Construction- in-progress	Others	Total
Acquisition cost
Balance at January 1, 2018	6,501	22,196	42	1,343	30,082
Acquisitions	1,105	16,095	970	635	18,805
Disposals	(8)	(2,134)	—	(24)	(2,166)
Acquisition through business combinations	—	18	—	14	32
Loss of control of subsidiaries	—	(141)	—	(412)	(553)
Exchange differences	(1)	(187)	(7)	(55)	(250)
Other	(27)	16	(42)	(41)	(94)

Balance at December 31, 2018	7,570	35,863	963	1,460	45,856

Accumulated depreciation and impairment
Balance at January 1, 2018	1,879	12,402	—	676	14,957
Disposals	(1)	(1,751)	—	(16)	(1,768)
Depreciation	1,352	6,745	—	321	8,418
Acquisition through business combinations	—	11	—	1	12
Loss of control of subsidiaries	—	(73)	—	(289)	(362)
Exchange differences	(1)	(78)	—	(27)	(106)
Other	(1)	(111)	—	91	(21)

Balance at December 31, 2018	3,228	17,145	—	757	21,130

Carrying amounts
Balance at January 1, 2018	4,622	9,794	42	667	15,125

Balance at December 31, 2018	4,342	18,718	963	703	24,726

LINE Corporation

Notes to Consolidated Financial Statements (continued)

9.	Property and Equipment (continued)

(2)	Changes in property and equipment for the year ended December 31, 2019 are as follows:

	(In millions of yen)

	Furniture and fixtures	Equipment	Construction- in-progress	Others	Total
Acquisition cost
Balance at January 1, 2019	7,570	35,863	963	1,460	45,856
Acquisitions	2,262	7,646	54	358	10,320
Disposals	(34)	(2,000)	—	(194)	(2,228)
Exchange differences	—	(106)	2	(7)	(111)
Other	(78)	390	(464)	(49)	(201)

Balance at December 31, 2019	9,720	41,793	555	1,568	53,636

Accumulated depreciation and impairment
Balance at January 1, 2019	3,228	17,145	—	757	21,130
Disposals	(17)	(1,728)	—	(136)	(1,881)
Depreciation	1,691	7,552	—	273	9,516
Impairment(1)	—	57	—	—	57
Exchange differences	—	(46)	—	(5)	(51)
Other	(14)	(64)	—	(81)	(159)

Balance at December 31, 2019	4,888	22,916	—	808	28,612

Carrying amounts
Balance at January 1, 2019	4,342	18,718	963	703	24,726

Balance at December 31, 2019	4,832	18,877	555	760	25,024

(1)	Refer to Note 11 Impairment for further details.

(3)	Contractual commitments for the acquisition of property and equipment:

(In millions of yen)
December 31, 2018	December 31, 2019
1,820	1,047

There were no additions of property and equipment under finance leases and installment payment contracts during the year ended December 31, 2018. There were no additions of property and equipment under installment payment contracts during the year ended December 31, 2019.

Construction-in-progress as of December 31, 2018 and 2019 were mainly related to capital expenditures for purchasing equipment related to the QR code to be used for enhancing the LINE Pay service.

As of January 1, 2019, the Group revised the estimated useful lives of property and equipment to reflect the most recent condition of use of servers. Due to this revision in estimates, loss from operating activities decreased by 1,268 million yen for the year ended December 31, 2019 compared to the previous method.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

10.	Goodwill and Other Intangible Assets

(1)	Changes in goodwill and other intangible assets for the year ended December 31, 2018 are as follows:

	(In millions of yen)

	Goodwill	Software(1)	Music rights	Customer relationships	Game publishing rights	Others(2)	Total
Acquisition cost
Balance at January 1, 2018	19,093	2,350	460	741	1,749	5,445	29,838
Acquisitions	—	225	—	—	—	2,998	3,223
Acquisition through business combinations	1,224	—	—	—	—	—	1,224
Loss of control of subsidiaries(3)	(560)	(191)	—	—	(1,790)	(436)	(2,977)
Disposals or sales	—	(8)	—	—	—	—	(8)
Exchange differences	(464)	(61)	(35)	(18)	41	(169)	(706)
Other	(45)	—	—	—	—	(146)	(191)

Balance at December 31, 2018	19,248	2,315	425	723	—	7,692	30,403

Accumulated amortization and impairment
Balance at January 1, 2018	2,326	1,362	460	325	284	1,828	6,585
Loss of control of subsidiaries(3)	—	(50)	—	—	(912)	(124)	(1,086)
Disposals or sales	—	(6)	—	—	—	—	(6)
Amortization	—	262	—	168	636	1,650	2,716
Impairment	—	52	—	—	—	160	212
Exchange differences	(173)	(39)	(35)	(8)	(8)	(34)	(297)
Other	—	—	—	—	—	(114)	(114)

Balance at December 31, 2018	2,153	1,581	425	485	—	3,366	8,010

Carrying amounts
Balance at January 1, 2018	16,767	988	—	416	1,465	3,617	23,253

Balance at December 31, 2018	17,095	734	—	238	—	4,326	22,393

(1)	Software was mainly comprised of externally acquired software. The remaining useful life of software as of December 31, 2018 was three years.
(2)

Others mainly consist of 1,471 million yen for acquisition of licenses for LINE TV, 651 million yen for acquisition of domain name, and 437 million yen for Gatebox Inc.’s acquisition of trademark and patented technology. The carrying amounts as of December 31, 2018 of these intangible assets were 1,064 million yen, 587 million yen and 306 million yen, respectively.

(3)

The balances were mainly comprised with the changes in the Group’s ownership ratio of LINE Games Corporation (renamed from NextFloor Corporation) resulting in the investment to be accounted for as an associate under the equity method rather than as a consolidated subsidiary. Refer to Note 30 Principal Subsidiaries for further details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

10.	Goodwill and Other Intangible Assets (continued)

(2)	Changes in goodwill and other intangible assets for the year ended December 31, 2019 are as follows:

(In millions of yen)

	Goodwill	Software(4)	Music rights	Customer relationships	Others(5)	Total
Acquisition cost
Balance at January 1, 2019	19,248	2,315	425	723	7,692	30,403
Acquisitions	—	3,868	—	—	1,819	5,687
Acquisition through business combinations	615	—	—	—	—	615
Disposals or sales(6)	(2,113)	(728)	(425)	—	(562)	(3,828)
Exchange differences	(59)	2	—	(2)	85	26
Other	—	372	—	—	(492)	(120)

Balance at December 31, 2019	17,691	5,829	—	721	8,542	32,783

Accumulated amortization and impairment
Balance at January 1, 2019	2,153	1,581	425	485	3,366	8,010
Disposals or sales(6)	(2,113)	(717)	(425)	—	(281)	(3,536)
Amortization	—	652	—	155	1,954	2,761
Impairment(7)	—	—	—	—	96	96
Exchange differences	—	—	—	(1)	43	42
Other	—	—	—	—	(42)	(42)

Balance at December 31, 2019	40	1,516	—	639	5,136	7,331

Carrying amounts
Balance at January 1, 2019	17,095	734	—	238	4,326	22,393

Balance at December 31, 2019	17,651	4,313	—	82	3,406	25,452

(4)	Software was mainly comprised of externally acquired software. The remaining useful life of software as of December 31, 2019 was four years.
(5)

The balances of acquisition cost of others as of December 31, 2019 mainly consist of 2,011 million yen of licenses for LINE TV, 632 million yen of domain name, and 439 million yen of trademark and patented technology. The balances of carrying amounts as of December 31, 2019 of these intangible assets were 918 million yen, 549 million yen and 248 million yen, respectively.

(6)	Mainly related to the liquidation of the MixRadio business.
(7)	Refer to Note 11 Impairment for further details.

The Group has been conducting research and development such as Fintech and AI. The research and development expenses recognized for the years ended December 31, 2017, 2018 and 2019 are 10,357 million yen, 19,096 million yen and 26,606 million yen, respectively.

(3)	There were no contractual commitments for the acquisition of intangible assets as of December 31, 2018 and 2019.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

11.	Impairment

(1)	Impairment of Goodwill

The annual impairment testing for goodwill was performed on October 1 for the years ended December 31, 2017, 2018 and 2019. For the purpose of the impairment test, goodwill was allocated to one CGU for the year ended December 31, 2017. For the year ended December 31, 2017, the Group’s CGU was the Group’s operating segment as well as the reporting segment. Since the Group changed its operating segment from one segment to two segments in 2018, Core business and Strategic business, as noted in Note 5 Segment Information, the Group allocated goodwill to five CGUs and tested goodwill for impairment for the years ended December 31, 2018 and 2019. The Group’s Core business and Strategic business are the Group’s operating segments as well as the reporting segments.

The carrying amount of goodwill allocated to each of the CGUs for impairment testing is as follows:

(In millions of yen)

CGU	For the year ended December 31, 2017
LINE business and portal	16,767

Total	16,767

(In millions of yen)

CGU	For the year ended December 31, 2018
Core business
Core business	14,838
Strategic business
Friends business	740
Fintech business	1,075
E-commerce business	307
AI business	135

Total	17,095

(In millions of yen)

CGU	For the year ended December 31, 2019
Core business
Core business	14,789
Strategic business
Friends business	737
Fintech business	1,072
E-commerce business	919
AI business	134

Total	17,651

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

(a)	CGU

The significant assumptions used in the value in use calculations are as follows:

	2017		2018		2019
CGU	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate	Pre-tax discount rate	Terminal growth rate
LINE business and portal CGU	10.3%	1.6%	—	—	—	—
Core business
Core business	—	—	11.6%	1.3%	10.8%	1.3%
Strategic business
Friends business	—	—	11.2%	2.3%	14.3%	2.3%
Fintech business	—	—	11.8%	1.6%	13.4%	1.3%
E-commerce business	—	—	11.0%	1.7%	13.6%	1.4%
AI business	—	—	11.5%	1.7%	12.3%	1.1%

No significant impairment losses were recognized for goodwill for the year ended December 31, 2017, 2018 and 2019, as a result of the annual impairment testing.

(b)	Sensitivity to Changes in Assumptions

In the opinion of the Group’s management, the recoverable amount considerably exceeded the carrying amount of the CGUs, and the outcomes of the impairment test are not sensitive to reasonably likely changes in any of the assumptions underlying the cash flow projections used for the impairment test or the discount rates in the periods presented for the CGUs.

(2)	Impairment of intangible assets with definite useful lives, right-of-use assets and property and equipment

For the year ended December 31, 2017, in connection with Kiwiple and LINE Games Global Gateway L.P., impairment of intangible assets with definite useful life in the amounts of 134 million yen and 80 million yen, respectively were recognized. No impairment loss was recognized for property and equipment for the years ended December 31, 2017.

For the year ended December 31, 2018, in the Core business and in the Fintech finance related business within the Strategic business, impairment of intangible assets with defined useful life in the amount of

LINE Corporation

Notes to Consolidated Financial Statements (continued)

11.	Impairment (continued)

(2)	Impairment of intangible assets with definite useful lives, right-of-use assets and property and equipment (continued)

60 million yen and 152 million yen, respectively were recognized. No impairment loss was recognized for property and equipment for the years ended December 31, 2018.

For the year ended December 31, 2019, impairment of intangible assets with defined useful life in the amount of 96 million yen was recognized mainly in the Fintech finance related business within the Strategic business. The Group assessed at the year-end whether there is any indication that right-of-use assets and property and equipment in connection with Friends business within the Strategic business may be impaired. As of December 31, 2019, the Group determined that there were indications of impairment on right-of-use assets and property and equipment in connection with Friends business within the Strategic business, and the Group performed impairment tests on these assets by comparing the respective recoverable amounts with the carrying amounts. As a result, impairment of right-of-use assets and property and equipment in the amounts of 617 million yen and 57 million yen, respectively, were recognized for the year ended December 31, 2019.

The recoverable amounts are estimated based on value in use calculated by applying a pre-tax discount rate to the estimated future cash flows. The estimated future cash flows, which are based on the financial budgets approved by the Group’s management, represent management’s best estimate taken into account expected revenue growth rates, cost of goods sold ratio, and marketing expenses determined based on historical experience, internal and external information.

The significant assumptions used in the value in use calculations are as follows:

December 31, 2019
Pre-tax discount rate	9.9%-13.9%

Refer to Note 4 Significant Accounting Judgements, Estimates and Assumptions (a) for more detail of the estimate of recoverable amount and the assumption used.

The carrying amounts of right-of-use assets and property and equipment in connection with Friends business as a Strategic business as of December 31, 2019 are as follows:

December 31, 2019
Right-of-used assets	13,074
Property and equipment	1,376

Total	14,450

LINE Corporation

Notes to Consolidated Financial Statements (continued)

12.	Provisions

Changes in provisions for the years ended December 31, 2018 and 2019 are as follows:

			(In millions of yen)

	Restoration obligations for lease properties	Promotional virtual credits reserve	Other	Total
Balance at January 1, 2018	3,030	607	414	4,051
Arising during the year	517	4,188	95	4,800
Utilized	(82)	(2,700)	(414)	(3,196)
Reversal	(3)	(17)	(29)	(49)
Unwinding of discount and changes in the discount rate	0	—	—	0
Increase due to business combinations	10	—	—	10
Decrease due to loss of control of subsidiaries	(149)	—	—	(149)
Exchange differences	(37)	(2)	0	(39)
Other	17	459	(14)	462

Balance at December 31, 2018	3,303	2,535	52	5,890

Arising during the year	1,303	5,124	202	6,629
Utilized	(36)	(4,592)	(16)	(4,644)
Reversal	(18)	(78)	—	(96)
Unwinding of discount and changes in the discount rate	2	—	—	2
Exchange differences	(19)	10	1	(8)
Other	—	—	(24)	(24)

Balance at December 31, 2019	4,535	2,999	215	7,749

Restoration obligation for lease properties

The Group records provisions for restoration obligations related to its lease properties as the Group is required to restore these properties upon termination of the leases to the state specified in the rental agreements.

Promotional virtual credits reserve

For promotional and marketing purposes, LINE Points and virtual credits are given to end users free of charge. The Group records a provision for expenses including the licensing expense payable to the third-party platform partners upon redemption of free promotional virtual credits for virtual items by end users in the future. The reversal is mainly related to the expiration of certain LINE Points and virtual credits that were given to end users free of charge.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes

(1)	Current and deferred taxes related to each component of other comprehensive income for the years ended December 31, 2017, 2018 and 2019 are as follows:

							(In millions of yen)

	2017			2018			2019
	Pretax	Tax	Post tax	Pretax	Tax	Post tax	Pretax	Tax	Post tax
Remeasurement of defined benefit plans	2,093	(488)	1,605	(169)	(29)	(198)	(1,134)	110	(1,024)
Foreign currency translation adjustments	3,751	(146)	3,605	(4,047)	372	(3,675)	(732)	418	(314)
Reclassification adjustments for foreign currency translation adjustments	(13)	—	(13)	(345)	—	(345)	(448)	—	(448)
Proportionate share of other comprehensive income of associates	106	(14)	92	(27)	(4)	(31)	8	(34)	(26)
Reclassification adjustments for net changes in proportionate share of other comprehensive income of associates	—	—	—	(12)	—	(12)	—	—	—
Net changes in fair value of equity instruments at FVOCI	—	—	—	(2,681)	735	(1,946)	3,799	(1,201)	2,598
Net changes in fair value of debt instruments at FVOCI	—	—	—	88	(28)	60	(7)	2	(5)
Reclassification adjustments for net changes in fair value of debt instruments at FVOCI	—	—	—	10	—	10	1	—	1
Net change in fair value of available-for-sale financial assets	(3,339)	836	(2,503)	—	—	—	—	—	—
Reclassification adjustments for net change in fair value of available-for-sale financial assets	1,090	(343)	747	—	—	—	—	—	—

Total	3,688	(155)	3,533	(7,183)	1,046	(6,137)	1,487	(705)	782

Current and deferred taxes related to items directly charged or credited to equity are as follows:

	(In millions of yen)

	2018	2019
Current tax:
Share issuance costs related to exercise of stock options	(3)	(1)
Share issuance costs related to Employee Stock Ownership Plan	(5)	—
Deferred tax:
Share issuance costs related to exercise of stock options	(20)	—
Issuance of convertible bonds	1,917	—

Total tax directly charged/(credited) to equity	1,889	(1)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities

The movement in deferred tax assets and deferred tax liabilities for the years ended December 31, 2018 and 2019 are as follows:

	(In millions of yen)

	Beginning balance as of January 1, 2018	Adjustment on adoption of new accounting standards	Beginning balance as of January 1, 2018 (adjusted)	Amounts recorded under profit or loss	Amounts recognized under other comprehensive income	Other(1)	Ending balance as of December 31, 2018
Deferred tax assets:
Tax losses	259	—	259	172	—	(94)	337
Depreciation	2,260	—	2,260	1,991	—	20	4,271
Advances received	3,848	(423)	3,425	55	—	—	3,480
Deferred revenue	2,471	783	3,254	(117)	—	(2)	3,135
Restoration obligations for operating lease properties	215	—	215	151	—	(2)	364
Accrued bonuses	754	—	754	58	—	—	812
Allowance for doubtful accounts	377	—	377	33	—	(6)	404
Other accrued expenses	737	—	737	659	—	(13)	1,383
Accrued enterprise taxes	241	—	241	56	—	(1)	296
Available-for-sale financial assets	487	(487)	—	—	—	—	—
Financial assets at fair value through profit or loss	—	196	196	233	—	(6)	423
Financial assets at FVOCI	—	(541)	(541)	—	1,358	(2)	815
Share-based compensation	1,169	—	1,169	119	—	(1)	1,287
Post-employment benefits	1,184	—	1,184	222	(32)	(14)	1,360
Tax effect on investments in subsidiaries and associates	2,105	—	2,105	120	194	32	2,451
Other	1,020	267	1,287	597	—	(16)	1,868

Total	17,127	(205)	16,922	4,349	1,520	(105)	22,686

Deferred tax liabilities:
Available-for-sale financial assets	(1,027)	1,027	—	—	—	—	—
Financial assets at fair value through profit or loss	—	(207)	(207)	(137)	—	1	(343)
Financial assets at FVOCI	—	15	15	—	1	(45)	(29)
Tax effect on investments in subsidiaries and associates	—	—	—	(2,796)	146	(1)	(2,651)
Convertible bonds	—	—	—	52	—	(1,918)	(1,866)
Prepaid expenses	(356)	(140)	(496)	(247)	—	(5)	(748)
Intangible assets	(824)	—	(824)	432	24	8	(360)
Other	(1)	—	(1)	(58)	(1)	(25)	(85)

Total	(2,208)	695	(1,513)	(2,754)	170	(1,985)	(6,082)

(1)	Movements in others are mainly attributable to the issuance of convertible bonds with stock acquisition rights and changes in exchange rate for foreign currencies.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities (continued)

	(In millions of yen)

	Beginning balance as of January 1, 2019	Adjustment on adoption of new accounting standards(1)	Beginning balance as of January 1, 2019 (adjusted)	Amounts recorded under profit or loss	Amounts recognized under other comprehensive income	Other(2)	Ending balance as of December 31, 2019
Deferred tax assets:
Tax losses	337	—	337	303	—	4	644
Depreciation	4,271	—	4,271	4,023	—	—	8,294
Advances received	3,480	—	3,480	288	—	—	3,768
Deferred revenue	3,135	—	3,135	121	—	—	3,256
Restoration obligations for lease properties	364	—	364	235	—	(1)	598
Accrued bonuses	812	—	812	134	—	—	946
Loss allowance	404	—	404	(237)	—	—	167
Other accrued expenses	1,383	(347)	1,036	(239)	—	(7)	790
Accrued enterprise taxes	296	—	296	9	—	(11)	294
Financial assets at fair value through profit or loss	423	—	423	22	—	(2)	443
Financial assets at FVOCI	815	—	815	(71)	(411)	(2)	331
Share-based compensation	1,287	—	1,287	(32)	—	(1)	1,254
Post-employment benefits	1,360	—	1,360	232	110	(13)	1,689
Lease liabilities	—	9,642	9,642	3,001	—	1	12,644
Tax effect on investments in subsidiaries and associates	2,451	—	2,451	211	117	—	2,779
Other(3)	1,868	(11)	1,857	1,430	—	(5)	3,282

Total	22,686	9,284	31,970	9,430	(184)	(37)	41,179

Deferred tax liabilities:
Financial assets at fair value through profit or loss	(343)	—	(343)	(650)	—	(6)	(999)
Financial assets at FVOCI	(29)	—	(29)	—	(1,279)	8	(1,300)
Tax effect on investments in subsidiaries and associates	(2,651)	—	(2,651)	1,588	266	—	(797)
Convertible bonds	(1,866)	—	(1,866)	326	—	—	(1,540)
Prepaid expenses	(748)	—	(748)	111	—	—	(637)
Intangible assets	(360)	—	(360)	92	—	3	(265)
Right-of-use assets	—	(9,169)	(9,169)	(3,175)	—	—	(12,344)
Other	(85)	(102)	(187)	(86)	—	—	(273)

Total	(6,082)	(9,271)	(15,353)	(1,794)	(1,013)	5	(18,155)

(1)	Refer to Note 3 Significant Accounting Policies.
(2)	Movements in others are mainly attributable to the changes in exchange rate for foreign currencies.
(3)	Mainly consists of promotional virtual credits reserve.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities (continued)

The deferred tax assets and liabilities reconcile to the amounts presented in the Consolidated Statements of Financial Position as follows:

	(In millions of yen)

	December 31, 2018	December 31, 2019
Total deferred tax assets	22,686	41,179
Adjustment to offset deferred tax assets and liabilities	(5,579)	(17,084)

Net deferred tax assets	17,107	24,095

	(In millions of yen)

	December 31, 2018	December 31, 2019
Total deferred tax liabilities	(6,082)	(18,155)
Adjustment to offset deferred tax assets and liabilities	5,579	17,084

Net deferred tax liabilities	(503)	(1,071)

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

Below is a breakdown of the deductible temporary differences, unused tax losses and unused tax credits for which no deferred tax assets were recognized:

	(In millions of yen)

	December 31, 2018	December 31, 2019
Deductible temporary differences	40,242	99,326
Unused tax losses	57,990	63,714
Unused tax credits	48	249

Total	98,280	163,289

Below is a breakdown of the unused tax losses by expiry date for which no deferred tax assets were recognized:

	(In millions of yen)

	December 31, 2018	December 31, 2019
Less than one year	1,112	1,268
Between one year and five years	3,725	7,012
Five years and more	34,812	48,156
No expiration date	18,341	7,278

Total	57,990	63,714

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(2)	Deferred Tax Assets and Deferred Tax Liabilities (continued)

Below is a breakdown of unused tax credits by expiry date for which no deferred tax assets were recognized:

	(In millions of yen)

	December 31, 2018	December 31, 2019
Less than one year	48	107
Between one year and five years	—	142
Five years and more	—	—
No expiration date	—	—

Total	48	249

As of December 31, 2018 and 2019, the total amounts of taxable temporary differences relating to investments in subsidiaries and joint ventures for which deferred tax liabilities are not recognized were 24,066 million yen and 25,349 million yen, respectively.

(3)	The components of income tax expenses for the years ended December 31, 2017, 2018 and 2019 are as follows:

	(In millions of yen)

	2017	2018	2019
Current income tax:
Current income tax expenses(1)	(8,818)	(11,291)	(8,084)
Deferred tax:
Changes related to origination and reversal of temporary differences(2)	(1,107)	1,775	7,663
Changes in the tax rate(3)	3	(6)	37

Income tax expenses	(9,922)	(9,522)	(384)

(1)

Current income tax expenses include previously unrecognized tax benefits from tax loss carryforwards and deductible temporary differences. These benefits were 105 million yen, 55 million yen and 159 million yen for the years ended December 31, 2017, 2018 and 2019, respectively. In addition, current income tax expenses for the year ended December 31, 2018 include additional taxes charged of 2,215 million yen claimed to the Group’s Korean subsidiary.

(2)

These balances represent the deferred tax benefit or expense from the increase and decrease of temporary differences, the reversal of previously written-down deferred tax assets and write-downs of deferred tax assets. The Group had deferred tax benefits of 105 million yen, 68 million yen and 70 million yen for the years ended December 31, 2017, 2018 and 2019, respectively, due to the reversal of previously written-down deferred tax assets. The main reason for having negative amount of deferred tax for the year ended December 31, 2017 is because of the recognition of deferred tax liabilities due to the transfer of camera application business.

(3)

The statutory income tax rate was approximately 31.7% effective for the years ended December 31, 2017 and 2018, and approximately 31.5% effective from the year ending December 31, 2019. The Group measured deferred tax assets and deferred tax liabilities at the tax rates that are expected to apply to the period when the assets are realized or the liabilities are settled.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(4)

The income tax expenses calculated by applying the statutory tax rates to the Group’s profit or loss before tax differ from the actual tax expenses in the Consolidated Statements of Profit or Loss for the years ended December 31, 2017, 2018 and 2019 for the following reasons:

	(In millions of yen)

	2017	2018	2019
Profit/(loss) before tax from continuing operations	18,145	3,354	(51,616)
(Loss)/profit before tax from discontinued operations	(19)	550	648

Accounting profit/(loss) before tax	18,126	3,904	(50,968)

Income tax (expenses)/benefits at a statutory rate of 31.5% (2017 and 2018: 31.7%)	(5,744)	(1,237)	16,033
Permanent non-deductible items(1)	(353)	(260)	(386)
Assessment of the recoverability of deferred tax assets(2)	(2,932)	(6,202)	(13,266)
Effects of changes in tax rate	3	(6)	37
Differences in applicable tax rate of subsidiaries(3)	776	(1,194)	(1,540)
Tax effect on investment in subsidiaries and associates(4)	377	(174)	76
Gain on fair value measurement relating to the deconsolidation(5)	—	4,123	—
Share of loss of associates and joint ventures(6)	(1,836)	(1,741)	(1,806)
Corporate taxes in prior years(7)	(182)	(2,754)	(92)
Others	(25)	(251)	496

Income tax expenses at an effective tax rate of (0.9) % (2017: 54.7% and 2018: 248.4%)	(9,916)	(9,696)	(448)

Income tax expenses reported in the statements of profit or loss	(9,922)	(9,522)	(384)
Income tax benefits/(expenses) attributable to discontinued operations	6	(174)	(64)

	(9,916)	(9,696)	(448)

(1)	Permanent non-deductible items were mainly related to non-deductible share-based payment expenses incurred in connection with stock options.
(2)

For the year ended December 31, 2017, the amount represents unrecognized deferred tax assets of 2,407 million yen, 4 million yen and 953 million yen in connection with the pre-tax losses recorded by the Group’s Japanese subsidiaries, MixRadio Limited and the Group’s other subsidiaries, respectively, on a stand-alone basis. Such impact was partially offset by recognizing previously unrecognized deferred tax assets of 107 million yen for tax loss carryforward and 0 million yen for deductible temporary differences, primarily for the Group’s Taiwan subsidiaries on a stand-alone basis.

For the year ended December 31, 2018, the amount was attributable to unrecognized deferred tax assets of 4,134 million yen and 1,789 million yen in connection with the pre-tax losses recorded by the Group’s subsidiaries in Japan and other countries, respectively, on the stand-alone basis. Such impact was partially offset by recognizing previously unrecognized deferred tax assets of 40 million yen for tax loss carryforwards and 14 million yen for deductible temporary differences, primarily for the Group’s Korean subsidiaries on a stand-alone basis.

For the year ended December 31, 2019, the amount was due to unrecognized deferred tax assets of 11,086 million yen and 2,344 million yen in connection with the pre-tax losses recorded by the Group’s subsidiaries in Japan and other countries, respectively, on the stand-alone basis. Such impact was partially offset by recognizing previously unrecognized deferred tax assets of 108 million yen for tax loss

LINE Corporation

Notes to Consolidated Financial Statements (continued)

13.	Income Taxes (continued)

(4)

The income tax expenses calculated by applying the statutory tax rates to the Group’s profit or loss before tax differ from the actual tax expenses in the Consolidated Statements of Profit or Loss for the years ended December 31, 2017, 2018 and 2019 for the following reasons (continued):

carryforwards and 51 million yen for deductible temporary differences, primarily for the Group’s Japanese subsidiary on a stand-alone basis.

(3)	The differences are mainly due to pre-tax loss recorded by the Group’s Korean subsidiaries.
(4)	This tax effect is mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred losses.
(5)

For the year ended December 31, 2018, the amount was related to the re-measurement of the investment in LINE Mobile Corporation and LINE Games Corporation., based on the fair value as of the day when the Group lost the control over its subsidiary.

(6)

The amount was mainly related to pre-tax losses recorded by the Group’s associates on a stand-alone basis for which no deferred tax assets were recognized as the related tax benefits could not be recognized.

(7)	The amount for the year ended December 31, 2018 was mainly related to the additional taxes charged of 2,215 million yen claimed to the Group’s Korean subsidiary.

14.	Other Current Liabilities

Other current liabilities as of December 31, 2018 mainly consist of consumption tax payables and those as of December 31, 2019 mainly consist of consumption tax payables and liabilities corresponding to cryptocurrency on deposit by users.

15.	Financial Assets and Financial Liabilities

The carrying amounts and fair value of financial instruments, except for cash and cash equivalents, by line item in the Consolidated Statements of Financial Position and by category as defined in IFRS 9 Financial Instruments, as of December 31, 2018 and 2019 respectively are as follows: The Group’s trade receivables do not contain significant financing component.

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

			(In millions of yen)

	December 31, 2018		December 31, 2019
	Book value	Fair value	Book value	Fair value
Financial assets
Trade and other receivables
Financial assets at amortized cost	37,644		42,680

Other financial assets, current
Financial assets at amortized cost
Time deposits	11,507		3,577
Short-term loans	593		1,378
Corporate bonds and other debt instruments(1)	—	—	70	70
Guarantee deposits(1)(2)	853		7,929
Office security deposits	—		245
Other	4		718
Financial assets at FVOCI(3)	2,958	2,958	6,019	6,019
Financial assets at fair value through profit and loss(2)(4)	—	—	181	181

Total	15,915		20,117

Other financial assets, non-current
Financial assets at amortized cost
Corporate bonds and other debt instruments(1)	280	288	210	214
Guarantee deposits(1)	123	123	57	57
Office security deposits	9,162	9,050	9,379	9,266
Other	118	118	100	100
Financial assets at FVOCI(3)	22,343	22,343	21,672	21,672
Financial assets at fair value through profit or loss(4)	10,261	10,261	20,319	20,319

Total	42,287		51,737

LINE Corporation

Notes to Consolidated Financial Statements (continued)

15.	Financial Assets and Financial Liabilities (continued)

			(In millions of yen)

	December 31, 2018		December 31, 2019
	Book value	Fair value	Book value	Fair value
Financial liabilities
Trade and other payables
Financial liabilities at amortized cost	34,985		43,710

Other financial liabilities, current
Financial liabilities at amortized cost
Deposits received	13,653		20,237
Short-term borrowings(5)	23,000		23,207
Others	57		1,321
Financial liabilities at fair value through profit or loss
Put option liabilities	16	16	—	—
Others(2)	—	—	61	61

Total	36,726		44,826

Corporate bonds(6)	142,132	143,743	142,851	144,254

Other financial liabilities, non-current
Financial liabilities at amortized cost
Office security deposits received under sublease agreement	16	16	16	16
Others	231		122
Financial liabilities at fair value through profit or loss
Put option liabilities	280	280	224	224

Total	527		362

(1)

The Group is in the compliance with requirements of Japanese Payment Service Act, where a certain amount of money defined in the act has to be secured, either by depositing or entrusting a cash reserve or government bonds with the Legal Affairs Bureau, or by concluding a guarantee contract with a financial institution. If deposits are made, they are recorded as guarantee deposits. If guarantee contracts are entered into, guarantee fees equal to the contractual amount times a guarantee fee rate is incurred. The Group had deposited investments in Japanese government bonds of 280 million yen and 280 million yen as of December 31, 2018 and 2019, respectively, which the Group intends to hold until maturity for this purpose. In addition, the Group had credit guarantee contracts with banks for 18,500 million yen with a weighted average guarantee fee rate of 0.1 % and for 33,500 million yen with a weighted average guarantee fee rate of 0.1 % as of December 31, 2018 and 2019, respectively, to comply with the Japanese Payment Services Act.

(2)

In January 2019, the Group commenced derivatives instruments investment for investment purposes, and is investing in such transactions as currency, interest rate and commodity futures transactions. In connection with these transactions, it has made deposits of 2,015 million yen to a securities brokerage. Impact of the derivatives instruments for investment purpose on loss before taxes from continuing operation for the year ended December 31, 2019 was 790 million yen in gain. The Group recognized financial assets at fair value through profit or loss of 95 million yen and financial liabilities at fair value through profit or loss of 61 million yen as a result of fair value measurement as of December 31, 2019. In addition, the Group made a guarantee deposit of 3,618 million yen in a financial institution to enter into banking business in Taiwan and withdrawal of the deposit is restricted as of December 31, 2019.

(3)	Impairment losses of 10 million yen and 1 million yen were recognized for debt instruments at FVOCI for the years ended December 31, 2018 and 2019, respectively.
(4)

A valuation loss of 676 million yen and a valuation gain of 2,009 million yen were recognized for financial assets at fair value through profit or loss for the years ended December 31, 2018 and 2019, respectively.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

15.	Financial Assets and Financial Liabilities (continued)

(5)	The weighted average interest rate of the remaining outstanding short-term borrowings as of December 31, 2018 and 2019 was 0.1% and 0.1%, respectively.
(6)

During the year ended December 31, 2018, I. Euro-yen convertible bonds with stock acquisition rights due to overseas public offering of 37,494.5 million yen (Zero coupon convertible bonds due 2023) and II. 37,494.5 million yen (Zero coupon convertible bonds due 2025) were issued. The Group also issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER Corporation, amounted to III. 37,494.5 million yen (Zero coupon convertible bonds due 2023) and IV. 37,494.5 million yen (Zero coupon convertible bonds due 2025). At initial recognition, the book value of the liability component of the convertible bonds with stock acquisition rights is the fair value of discounted future cash flows of the bonds at a rate of similar debt instruments taking into account the Company’s credit risk excluding the transaction costs from issuing the bonds. The difference between the fair value of the entire convertible bonds with stock acquisition rights and the fair value of the liability component is allocated to the conversion option as the equity component at the amount excluding the transaction costs as well as income taxes. The Group recognized a liability of 141,932 million yen and an equity component of 4,175 million yen at the initial recognition. After the initial recognition, the liability component is measured at amortized cost using the effective interest method, whilst the equity component is not remeasured subsequently. The book value of the liability of the convertible bonds with stock acquisition rights as of December 31, 2019 amounted to 142,851 million yen, which was the summation of the book value of the corporate bonds as financial liability as of December 31, 2018 and the interest expense of 719 million yen. The Group may redeem all, but not some only, of the outstanding bonds at 100% of the principal amount provided, however, that no such redemption may be made unless the closing price of the share for each of the 20 consecutive trading days is at least 130 percent of the conversion price for the relevant series of bonds in effect on or after September 21, 2021 for the Euro-yen convertible bonds with stock acquisition rights I. and III., and after September 20, 2023 for II. and IV. There is no financial covenants on the corporate bonds that cause a material disadvantage.

16.	Employment Benefits

The Group offers its employees in Korea, Taiwan, Thailand and Indonesia defined benefit plans (either unfunded or funded). The specific features of these plans vary depending on the applicable laws and regulations in each country where the employees work. The majority of the Group’s defined benefit obligations represents the defined benefit plans for employees of LINE Plus Corporation, LINE PLAY Corporation, LINE Biz Plus Corporation, LINE Friends Corporation, LINE Studio Corporation, LINE UP Corporation, NemusTech Co., Ltd., Unblock Corporation, Markt Co., Ltd. and LINE Financial Plus Corporation (collectively, the “subsidiaries with defined benefit plans”) which are located in Korea. For the year ended December 31, 2018, LINE Games Corporation, NextFloor Corporation, Next Floor Basement Lab Corporation InnoAG. Inc. and Oozoo Inc. (collectively, the “LINE Games Group”) offer employees defined contribution plans. The expenses recognized in the Consolidated Statements of Profit or Loss in relation to the defined contribution plans amounted to 47 million yen and 97 million yen for the years ended December 31, 2017 and 2018, respectively. For the year ended December 31, 2019, expenses were not recognized in the Consolidated Statements of Profit or Loss in relation to the employee defined contribution plans due to loss of control of the LINE Games Group during 2018. The feature of the defined benefit plans in Korea is described below.

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

16.	Employment Benefits (continued)

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

(1)	Liabilities for defined benefit obligations as of December 31, 2018 and 2019 are as follows:

	(In millions of yen)

	December 31, 2018			December 31, 2019
	Unfunded	Funded	Total	Unfunded	Funded	Total
Present value of defined benefit obligations	6,628	582	7,210	8,780	1,082	9,862
Plan assets(1)	—	(267)	(267)	—	(245)	(245)

Liabilities for post-employment benefits	6,628	315	6,943	8,780	837	9,617

(1)	All of the plan assets are held by NemusTech, Co., Ltd. and Markt Co., Ltd.

(2)

Expenses related to defined benefit plans are recognized in the Consolidated Statements of Profit or Loss as operating expenses for the years ended December 31, 2017, 2018 and 2019 are comprised of the following:

	(In millions of yen)

	2017	2018	2019
Current service costs	1,933	1,973	2,078
Interest costs	208	207	212

Total	2,141	2,180	2,290

LINE Corporation

Notes to Consolidated Financial Statements (continued)

16.	Employment Benefits (continued)

(3)	Movements in the present value of the defined benefit obligations for the years ended December 31, 2018 and 2019 are as follows:

	(In millions of yen)

	2018	2019
Defined benefit obligations at the beginning of year	6,189	7,210
Current service costs	1,973	2,078
Interest costs	207	212
Remeasurement (gains)/losses:
Actuarial gains arising from changes in demographic assumptions(1)	(33)	(1,046)
Actuarial losses arising from changes in financial assumptions(2)	166	1,700
Experience adjustments(3)	33	502
Payments from the plan	(943)	(545)
Net transfer(4)	(105)	33
Decrease due to deconsolidation	(42)	—
Exchange differences on translation of foreign operations	(235)	(282)

Defined benefit obligations at the end of year	7,210	9,862

(1)	In 2019, actuarial gains arising from changes in demographic assumptions resulted mainly from changes in the employee turnover rate of LINE Plus Corporation and NemusTech Co., Ltd.

(2)

In 2019, actuarial losses arising from changes in financial assumptions resulted mainly from a decrease in the discount rate and an increase in the period end weighted average salary increase rate at year end 2019, as compared to corresponding rates at year end in 2018. The decrease in the discount rate is primarily related to the fact that the shorter period of estimated payment term for the benefit payments, which is used to calculate the retirement benefit obligation, due to the increase in estimated employee turnover rates described above. The increase in the weighted average of salary increase rate primarily related to the fact that the salary increase rates for the current year raised.

(3)	Experience adjustments represent the impact from differences between actual experiences during the year compared with the previous actuarial assumptions on defined benefit obligations.

(4)

Net transfer primarily represents the transfer of defined benefit obligations associated with employees of NAVER or other NAVER group companies joining LINE Plus Corporation, LINE Biz Plus Corporation, LINE Studio Corporation, LINE Friends Corporation, LINE UP Corporation and LINE Financial Plus Corporation and vice versa.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

16.	Employment Benefits (continued)

(4)	Movements in the plan assets for the years ended December 31, 2018 and 2019 are as follows:

	(In millions of yen)

	2018	2019
Plan assets at the beginning of year	27	267
Interest income	5	7
Employer contributions	316	72
Benefits paid	(72)	(110)
Gains due to remeasurement Plan assets revenue (excluding interest income)	(3)	22
Exchange differences on translation of foreign operations	(6)	(13)

Plan assets at the end of year	267	245

The plan assets contain only cash and cash equivalents. Employer contributions expected to be paid to the plan for the year ending December 31, 2020 are 88 million yen. The amount of employer contributions is determined so that balance of plan assets can be more than 90% of the balance of NemusTech Co., Ltd. and Markt Co., Ltd.’s defined benefit obligations at each year end in the long term.

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

	December 31, 2017	December 31, 2018	December 31, 2019
Discount rate	3.2%-3.7%	2.5%-3.5%	1.7%-3.1%
Weighted average of salary increases	4.5%-7.7%	5.3%-7.1%	4.5%-8.6%

(6)

Economic factors and conditions often affect multiple assumptions simultaneously; as such, the effects of changes in key assumptions are not necessarily linear. The following sensitivity analysis illustrates the impact of changes in certain significant actuarial assumptions, leaving all other assumptions constant, as of December 31, 2018 and 2019:

	(In millions of yen)
	Impact on the defined benefit obligations
Assumptions and sensitivity level	December 31, 2018	December 31, 2019
Discount rate
100 basis point increase	(833)	(998)
100 basis point decrease	1,020	1,188
Salary increase rate
100 basis point increase	970	1,104
100 basis point decrease	(812)	(955)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

16.	Employment Benefits (continued)

(7)	The average duration of the defined benefit plan obligations as of December 31, 2018 and 2019 were 12.9 and 11.4 years, respectively.

The following table shows estimated future benefit payments within ten years from December 31, 2019. Actual payments may differ from those shown because of uncertain future events.

(In millions of yen)

Years	Estimated future benefit payments
2020	602
2021	573
2022	560
2023	549
2024	540
2025-2029	2,706

17.	Leases-Group as Lessee

Lease commitments-Group as lessee

The Group, as lessee, mainly leases properties and data centers. The lease contracts may contain extension options and termination option but do not include material purchase options, escalation clause and restrictions imposed by leases, such as additional financing and additional leases.

The extension period of extension options, which are contained in the lease contracts of properties and data centers, are mostly for one year or for the term period equivalent to the original contract. The lease contracts of properties and data centers with termination options can be cancelled earlier if the lessee notifies lessor within three or six months prior to the end of the lease term. The Group has been exercising these options when necessary in order to utilize the underlying assets for business.

Information for the year ended December 31, 2018 is disclosed based on IAS 17 Leases.

For the year ended December 31, 2018

Future minimum lease payment under non-cancelable operating leases are as follows:

(In millions of yen)

December 31, 2018
Less than one year	9,662
Between, one year to five years	26,226
Five years and more	22,800

Total	58,688

Of the operating expenses of 10,252 million yen for the year ended December 31, 2018, 6,960 million yen was attributable to minimum lease payment expenses, and the remaining 3,292 million yen was related to the variable lease payment expenses.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

17.	Leases-Group as Lessee (continued)

For the year ended December 31, 2019

The expenses relating to leases are as follows:

(In millions of yen)

For the year ended December 31, 2019
Depreciation of right-of-use assets
Property	9,445
Data center, etc.	1,015

Total depreciation expenses	10,460

Interest expense relating to lease liabilities	1,215
Expense relating to short-term leases	708
Expense relating to leases of low-value assets excluding expense relating to short-term leases	32
Expense relating to variable lease payments(1)	7,791

(1)

These expenses are related to the variable lease payments which are excluded from measurement of the lease liabilities. The variable lease payments are mainly related to the use of IT infrastructure services and those are calculated based on the actual usage volume of server equipment and storage.

The carrying amounts of the right-of-use assets are as follows:

(In millions of yen)

December 31, 2019
Right-of-use assets
Property	28,640
Data center, etc.	25,697

Total	54,337

The changes in the carrying amounts of the right-of-use assets are as follows:

(In millions of yen)

December 31, 2019
Balance at January 1, 2019	—
Adjustment on adoption of new accounting standard	46,279

Balance at January 1, 2019 (adjusted)	46,279
Acquisitions	19,727
Disposals	(304)
Depreciation	(10,460)
Impairment(1)	(617)
Exchange differences	(328)
Other	40

Balance at December 31, 2019	54,337

(1)	Refer to Note 11 Impairment for further details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

17.	Leases-Group as Lessee (continued)

For the year ended December 31, 2019 (continued)

Refer to Note 20 Supplemental Cash Flow Information for the total amount of cash outflows related to the leases.

Refer to Note 25 Financial Risk Management for the analysis of maturity of lease liabilities.

Refer to Note 3 Significant Accounting Policies for the impacts of the adoption of new accounting standard on the leases.

18.	Leases-Group as Lessor

Group as lessor

The Group subleased a part of its head office to a third party. Sublease income on sublease arrangement was based on the actual square footage occupied by the third party.

Information for the year ended December 31, 2018 is disclosed based on IAS 17 Leases.

For the year ended December 31, 2018

Operating leases

Future minimum rentals receivable under non-cancelable operating leases are as follows:

(In millions of yen)
December 31, 2018
Within one year	48
Between one year and five years	8

Total	56

The Group recognized sublease income of 67 million yen for the year ended December 31, 2018.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

18.	Leases-Group as Lessor (continued)

For the year ended December 31, 2019

Operating leases

Maturity analysis for the lease payments receivable (undiscounted) of finance lease contract is as follows:

(In millions of yen)
December 31, 2019
Within one year	69
After one year but not more than two years	1
Between two years and three years	—
Between three years and four years	—
Between four years and five years	—
Over 5 years	—

Total	70

Lease income related to operating lease contract was 185 million yen.

There were no significant finance leases in aggregate during the year ended December 31, 2019.

19.	Issued Capital and Reserves

The movements in issued capital and reserves for the years ended December 31, 2017, 2018 and 2019 are as follows:

(1)	Authorized shares and shares issued

The movements of authorized shares and shares issued for the years ended December 31, 2017, 2018 and 2019 are as follows:

	Number of authorized shares (Share capital with no-par value)	Number of shares issued (Share capital with no-par value)	Share capital (In millions of yen)
		Common shares
January 1, 2017	690,000,000	217,775,500	77,856
Exercise of stock options(1)	—	19,713,500	12,513
Issuance of common shares(2)	—	1,007,810	2,000

December 31, 2017	690,000,000	238,496,810	92,369

Exercise of stock options(1)	—	855,500	1,195
Issuance of common shares(3)	—	1,172,332	2,500

December 31, 2018	690,000,000	240,524,642	96,064

Exercise of stock options(1)	—	608,500	673

December 31, 2019	690,000,000	241,133,142	96,737

(1)	Refer to Note 27 Share-Based Payments for further details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

19.	Issued Capital and Reserves (continued)

(1)	Authorized shares and shares issued (continued)

(2)

In conjunction with the introduction of the Employee Stock Ownership Plans Trust (J-ESOP) on July 18, 2017, the Company issued 1,007,810 common shares to Trust & Custody Services Bank, Ltd. (Trust E account). The total amount of issued shares was 4,000 million yen, which increased share capital by 2,000 million yen.

(3)

The Group implements the Employee Stock Ownership Plans Trust (J-ESOP) and issued 1,172,332 common shares to Trust & Custody Services Bank, Ltd. (Trust E account) on April 25, 2018. The total amount of issued shares was 5,000 million yen, which increased share capital by 2,500 million yen.

(2)	Share premium and retained earnings

Share premium

The movements in share premium for the years ended December 31, 2017, 2018 and 2019 are as follows:

				(In millions of yen)
	Share-based payments(1)	Common control business combinations	Others(2)	Share premium total
January 1, 2017	21,935	294	68,979	91,208
Share-based payments	1,882	—	—	1,882
Exercise of stock options	(16,746)	—	15,721	(1,025)
Forfeiture of stock options	(9)	—	—	(9)
Issuance of common shares(4)	—	—	2,000	2,000
Cost related to issuance of common shares(3)	—	—	(73)	(73)
Acquisition of non-controlling interest	—	—	(423)	(423)

December 31, 2017	7,062	294	86,204	93,560

Share-based payments	1,336	—	—	1,336
Exercise of stock options	(1,652)	—	1,459	(193)
Forfeiture of stock options	(37)	—	—	(37)
Issuance of common shares(5)	—	—	2,500	2,500
Issuance of convertible bonds with stock acquisition rights(6)	—	—	4,175	4,175
Cost related to issuance of common shares(3)	—	—	(18)	(18)
Changes in interest in subsidiaries(7)	—	(488)	17,928	17,440
Disposal of treasury shares	(167)	—	30	(137)

December 31, 2018	6,542	(194)	112,278	118,626

Share-based payments	1,682	—	—	1,682
Exercise of stock options	(958)	—	859	(99)
Forfeiture of stock options	(51)	—	—	(51)
Cost related to issuance of common shares(3)	—	—	(3)	(3)
Changes in interest in subsidiaries(8)	—	—	1,715	1,715
Disposal of treasury shares	(512)	—	(59)	(571)

December 31, 2019	6,703	(194)	114,790	121,299

(1)	Refer to Note 27 Share-Based Payments for further details.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

19.	Issued Capital and Reserves (continued)

(2)	Share premium and retained earnings (continued)

Share premium (continued)

(2)	Others mainly consists of capital reserve required under the Companies Act of Japan.
(3)	Incremental costs directly attributable to the issuance of common shares are recognized as a deduction from equity, net of any tax effects.
(4)

In conjunction with the introduction of the Employee Stock Ownership Plans Trust (J-ESOP) on July 18, 2017, the Company issued 1,007,810 common shares to Trust & Custody Services Bank, Ltd. (Trust E account). The total amount of issuance price of shares was 4,000 million yen, which increased share premium by 2,000 million yen.

(5)

The Group implements the Employee Stock Ownership Plan ((J-ESOP) and issued 1,172,332 common shares to Trust & Custody Services Bank Ltd. on April 25, 2018. The total amount of issued shares was 5,000 million yen, which increased share premium by 2,500 million yen.

(6)	Refer to Note 15 Financial Assets and Financial Liabilities for further details.
(7)

Changes in interest in subsidiaries for the fiscal year ended December 31, 2018 include increase in share premium of 17,892 million yen due to the changes in percentage of ownership in connection with third-party allotments by our subsidiaries as well as the decrease in share premium of 488 million yen due to the changes in the percentage of ownership resulting from absorption type mergers within subsidiaries of the Group.

(8)

Changes in interest in subsidiaries for the fiscal year ended December 31, 2019 is due to the changes in percentage of ownership in connection with third-party allotments by our subsidiaries as well as the changes in the percentage of ownership resulting from acquisition of additional interest in subsidiaries of the Group.

Under the Companies Act of Japan, at least 50% of the proceeds of certain issuances of share capital shall be credited to share capital. The remaining proceeds shall be credited to share premium. The Companies Act permits, upon approval at the general meeting of shareholders, the transfer of amounts from share premium to share capital.

Retained earnings

The Companies Act of Japan requires that an amount equal to at least 10% of dividends from surplus, as defined under the Companies Act, shall be appropriated as capital reserve (part of share premium) or appropriated for legal earnings reserve (part of retained earnings) until the aggregate amount of capital reserve and legal earnings reserve is equal to 25% of share capital. The legal earnings reserve may be used to eliminate or reduce a deficit or be transferred to other retained earnings upon approval at the general meeting of shareholders. The Company has not declared or paid cash dividends to date, and therefore no legal earnings reserves have been recorded as of December 31, 2018 and 2019.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

19.	Issued Capital and Reserves (continued)

(3)	Treasury shares

The movements in treasury shares for the year ended December 31, 2017, 2018 and 2019 are as follows:

	Number of shares (Common share with no-par value)	Amount (In millions of yen)
January 1, 2017	—	—
Increase during the year(1)	1,007,810	4,000
Decrease during year(2)	(100)	(0)

December 31, 2017	1,007,710	4,000

Increase during the year(1)	1,173,285	5,004
Decrease during the year(2)	(201,220)	(799)

December 31, 2018	1,979,775	8,205

Increase during the year	1,739	8
Decrease during the year(2)	(457,122)	(1,905)

December 31, 2019	1,524,392	6,308

(1)

In conjunction with the introduction of the Employee Stock Ownership Plan (J-ESOP) on July 18, 2017, the Company issued 1,007,810 common shares to Trust & Custody Services Bank, Ltd. (Trust E account), of which total amount was 4,000 million yen. Additionally, the Group issued 1,172,332 common shares to Trust & Custody Services Bank, Ltd. (Trust E account) on April 25, 2018. The total amount of issued shares was 5,000 million yen.

(2)	Decrease is due to the sales of shares by Trust & Custody Services Bank, Ltd. (Trust E account).

20.	Supplemental Cash Flow Information

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

Material non-cash transactions

(1)	Acquisition of treasury shares by issuance of common shares

In conjunction with the introduction of the Employee Stock Ownership Plan (J-ESOP), which has been resolved at board of directors’ meeting held at June 26, 2017, the Company has issued 1,007,810 of common shares to Trust & Custody Services Bank, Ltd. (Trust E), and payment process has completed on July 18, 2017. The Company’s share held by the trust is included in “treasury shares” in the Group’s Consolidated Statements of Financial Position.

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

For the year ended December 31, 2018

Loss of control of LINE Mobile Corporation

In April 2018, LINE Mobile Corporation issued its new shares to SoftBank Corporation through a third-party allotment. As a result, the Group’s ownership of LINE Mobile Corporation has decreased from 100.0% to 49.0%, resulting LINE Mobile Corporation to be accounted for as an associate under the equity method rather than as a consolidated subsidiary.

The assets, liabilities and gain on loss of control of LINE Mobile Corporation after deconsolidation are presented below;

(In millions of yen)

Current assets	2,646
Cash and cash equivalents(1)	1,113
Trade and other receivables	1,277
Inventories	48
Other non-current assets	208
Non-current assets	270
Current liabilities	(4,083)
Non-current liabilities	(1)

Total	(1,168)

Fair value of investment owned by the Group	8,326

Gain on loss of control of subsidiaries(2)	9,494

(1)	This amount is included in “Cash disposed on loss of control of subsidiaries and business transfer” in the Group’s Consolidated Statements of Cash Flows.
(2)	This amount is included in “Other operating income” in the Group’s Consolidated Statements of Profit or Loss for the year ended December 31, 2018.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

20.	Supplemental Cash Flow Information (continued)

For the year ended December 31, 2018 (continued)

Loss of control of LINE Games Corporation. and its subsidiaries

In November 2018, LINE Games Corporation issued its new shares to Lungo Entertainment Ltd. through the third-party allotment. As a result, the Group’s ownership of LINE Games Corporation has decreased from 100.0% to 49.5%, resulting LINE Games Corporation to be accounted for as an associate under the equity method rather than as a consolidated subsidiary.

The assets, liabilities and gain on loss of control of LINE Games Corporation after deconsolidation are presented as below;

(In millions of yen)

Current assets	2,969
Cash and cash equivalents(1)	930
Trade and other receivables	758
Other current assets	1,281
Non-current assets	4,570
Current liabilities	(1,276)
Non-current liabilities	(265)
Other comprehensive income	(180)
Non-controlling interests	(1,974)

Total	3,844

Fair value of investment owned by the Group	19,144

Gain on loss of control of subsidiaries(2)	15,300

(1)	This amount is included in “Cash disposed on loss of control of subsidiaries and business transfer” in the Group’s Consolidated Statements of Cash Flows.

(2)	This amount is included in “Other operating income” in the Group’s Consolidated Statements of Profit or Loss.

Material non-cash transactions

(1)	Acquisition of treasury shares by issuance of common shares

In conjunction with the introduction of the Employee Stock Ownership Plan (J-ESOP), which has been resolved at board of directors’ meeting held at April 9, 2018, the Company has issued 1,172,332 of common shares to Trust & Custody Services Bank, Ltd. (Trust E), and payment process has completed on April 25, 2018. The Company’s share held by the trust is included in “treasury shares” in the Group’s Consolidated Statements of Financial Position.

As a result, the amounts of share capital, share premium, and treasury shares in the fiscal year 2018 were increased by 2,500 million yen, 2,500 million yen and 5,000 million yen, respectively.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

20.	Supplemental Cash Flow Information (continued)

For the year ended December 31, 2018 (continued)

Movements on liabilities from financing activities

(In millions of yen)

	Borrowings which are due less than one year	Borrowings which are due after one year	Corporate bond which are due after one year	Total
Net liabilities as of January 1, 2018	22,224	93	—	22,317
Cash flows	966	—	148,024	148,990
Transfer of liquidity	78	(78)	—	—
Increase due to business combinations	—	9	—	9
Decrease due to loss of control of subsidiaries	(79)	—	—	(79)
Interest expenses	—	—	200	200
Recognition of stock acquisition rights through issuance of corporate bonds and deferred tax liabilities	—	—	(6,092)	(6,092)
Foreign currency translation adjustments	(189)	(18)	—	(207)

Net liabilities as of December 31, 2018	23,000	6	142,132	165,138

For the year ended December 31, 2019

There were no material non-cash transactions for the year ended December 31, 2019.

Movements on liabilities from financing activities

(In millions of yen)

	Borrowings which are due less than one year	Borrowings which are due after one year	Corporate bond which are due after one year	Lease liabilities	Total
Net liabilities as of January 1, 2019	23,000	6	142,132	—	165,138
Adjustment on adoption of new accounting standards	—	—	—	48,013	48,013

Net liabilities as of January 1, 2019 (adjusted)	23,000	6	142,132	48,013	213,151
Cash flows	98	(2)	—	(10,383)	(10,287)
Increase due to business combinations	94	—	—	—	94
New lease contracts	—	—	—	18,520	18,520
Lease disposals	—	—	—	(308)	(308)
Interest expenses	—	—	719	1,216	1,935
Foreign currency translation adjustments	15	—	—	(421)	(406)

Net liabilities as of December 31, 2019	23,207	4	142,851	56,637	222,699

LINE Corporation

Notes to Consolidated Financial Statements (continued)

21.	Revenue from Contracts with Customers

The Group has recognized the following amounts relating to revenue in the Consolidated Statement of Profit or Loss for the year ended December 31, 2018 and 2019:

		(In millions of yen)

	2018	2019
Revenue from contracts with customers
Revenue(1)	207,182	227,485
Other operating income: Virtual credits breakage income	387	453

	207,569	227,938

Other revenue from other sources
Other operating income(2)	27,712	2,758

(1)	Refer to Note 5 Segment Information for further details of revenue by segment.
(2)	Refer to Note 20 Supplemental Cash Flow Information for details of other operating income for the year ended December 31, 2018.

Trade and other receivables, contract assets and contract liabilities

		(In millions of yen)

	December 31, 2018	December 31, 2019
Trade and other receivables	37,644	42,680
Contract assets(1)	339	241

Contract liabilities
Unsatisfied performance obligations(2)	12,927	13,172
Virtual credits(3)	11,710	12,580

Total contract liabilities	24,637	25,752

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

Revenue recognized during the year ended December 31, 2018 and 2019 that was included in the contract liability balance as of January 1, 2018 and 2019 are as follow:

		(In millions of yen)

	2018	2019
Unsatisfied performance obligations	11,182	10,400
Virtual credits	9,349	10,850

LINE Corporation

Notes to Consolidated Financial Statements (continued)

21.	Revenue from Contracts with Customers (continued)

The Group recorded 2,636 million yen and 2,038 million yen of contract costs as of December 31, 2018 and 2019, respectively, in the Consolidated Statements of Financial Position and 2,172 million yen and 2,288 million yen of amortization expenses of such assets for the years ended December 31, 2018 and 2019, respectively.

22.	Other Income and Expenses

(1)	Other operating income for the years ended December 31, 2017, 2018 and 2019 are as follows:

	(In millions of yen)

	2017	2018	2019
Virtual credits breakage income	815	386	453
Gain on loss of control of subsidiaries and business transfer(1)	10,444	24,794	—
Dilution gain(2)	434	2,635	1,895
Others	318	284	863

Total	12,011	28,099	3,211

(1)	Refer to Note 20 Supplemental Cash Flow Information for further details.
(2)

Dilution gain included gain of 2,310 million yen for the year ended December 31, 2018 in connection with third-party allotments by Snow Corporation, an associate of the Group. Dilution gain included gain of 948 million yen for the year ended December 31, 2019 in connection with third-party allotments by LINE Mobile Corporation, an associate of the Group, and dilution gain included gain of 947 million yen in connection with third-party allotments by Snow Corporation, an associate of the Group.

(2)	Other operating expenses for the years ended December 31, 2017, 2018 and 2019 are as follows:

	(In millions of yen)

	2017	2018	2019
Rent(1)	6,143	8,440	1,411
Travel	2,259	3,348	3,258
Supplies	2,378	3,327	3,938
Taxes and dues	1,516	2,347	2,972
Professional fees	2,182	3,266	3,629
Cost of goods	4,946	7,622	8,129
Training	1,344	1,972	2,105
LINE points	1,006	5,533	6,042
Others(2)	3,629	5,286	7,603

Total	25,403	41,141	39,087

(1)

For the year ended December 31, 2019, the amount decreased due to the adoption of IFRS 16 Leases. From January 2019, expenses associated with rental leases that are recognized as right-of-use assets and depreciated are recorded as a component of depreciation and amortization expenses while lease expenses for short-term lease as well as leases of low-value assets remain to be recorded as rental expenses. Refer to Note 3 Significant Accounting Policies: (15) and (30) for further details.

(2)

For the year ended December 31, 2018, the amount consists of office management fees, utilities and other miscellaneous expenses. For the year ended December 31, 2019, the amount consists of a cost arisen from cancellation of system development and miscellaneous expenses.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

22.	Other Income and Expenses (continued)

(3)	Other non-operating income for the years ended December 31, 2017, 2018 and 2019 are as follows:

	(In millions of yen)

	2017	2018	2019
Gain on financial assets at fair value through profit or loss(1)	1,096	555	2,837
Dividend income	69	50	151
Gain on sale of financial assets	751	136	1
Gain from derivatives	47	128	889

Total	1,963	869	3,878

(1)

Gains and losses on valuation of financial assets are recognized under IAS 39 Financial Instruments: Recognition and Measurement for the year ended December 31, 2017 and are recognized under IFRS 9 Financial Instruments for the year ended December 31, 2018 and 2019.

(4)	Other non-operating expenses for the years ended December 31, 2017, 2018 and 2019 are as follows:

	(In millions of yen)

	2017	2018	2019
Loss on financial assets at fair value through profit or loss(1)	118	1,231	828
Loss on impairment of available-for-sale financial assets	1,761	—	—
Others(2)	109	238	717

Total	1,988	1,469	1,545

(1)

Losses on financial assets at fair value through profit or loss are recognized under IAS 39 Financial Instruments: Recognition and Measurement for the year ended December 31, 2017 and are recognized under IFRS 9 Financial Instruments for the years ended December 31, 2018 and 2019.

(2)	Others mainly consists of impairment loss on investments in associates for the year ended December 31, 2019.

23.	Discontinued Operations

The Group acquired MixRadio on March 16, 2015. Subsequently, the Group made a strategic decision to focus on its core LINE business and portal segment. On February 12, 2016, the board of directors approved the abandonment of the MixRadio segment. The operation of the MixRadio business was classified as a discontinued operation on March 21, 2016, when the abandonment took effect.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

23.	Discontinued Operations (continued)

The aggregated results of the discontinued operations for the years ended December 31, 2017, 2018 and 2019 are presented below:

	(In millions of yen)

	2017	2018	2019
Revenues	—	—	—
Other income(1)	—	566	96
Expenses	(19)	(6)	(19)
(Loss)/gain on foreign currency transactions	—	(10)	571

(Loss)/profit before tax from discontinued operations	(19)	550	648
Income tax benefits/(expenses) on liquidation(2)	6	(174)	(64)

(Loss)/profit for the year from discontinued operations (attributable to the shareholders of the Company)	(13)	376	584

(1)

For the year ended December 31, 2018 and 2019, the Group recognized a gain from discharge of debt amounting to 566 million yen and 96 million yen, respectively, in connection with the liquidation of the MixRadio business.

(2)

The income tax benefits/(expenses) for the year ended December 31, 2017, 2018 and 2019 are mainly due to the deductible temporary difference arising from the investment in MixRadio Limited, which incurred loss or profit during the periods.

The aggregated cash flow information of the discontinued operations for the years ended December 31, 2017, 2018 and 2019, are presented below:

	(In millions of yen)

	2017	2018	2019
Operating	(136)	18	0
Investing	—	—	—
Financing	—	(353)	(103)

Net cash outflow	(136)	(335)	(103)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

24.	Earnings per Share

The profit or loss for the year and the weighted average number of shares used in the calculation of earnings per share are as follows:

	(In millions of yen, except number of shares)

	2017	2018	2019
Profit/(loss) for the year attributable to the shareholders of the Company from continuing operations	8,091	(4,094)	(47,472)
(Loss)/profit for the year attributable to the shareholders of the Company from discontinued operations	(13)	376	584

Total profit/(loss) for the year attributable to the shareholders of the Company for basic earnings and diluted earnings per share	8,078	(3,718)	(46,888)

Weighted average number of total common shares	221,405,391	239,761,603	240,824,713
Weighted average number of total treasury shares	(459,843)	(1,686,797)	(1,682,006)

Weighted average number of common shares for basic earnings per share	220,945,548	238,074,806	239,142,707

Effect of dilution:
Stock options	16,559,789	—	—
Employee Stock Ownership Plan (J-ESOP)	47,369	—	—
Convertible bonds with stock acquisition rights	—	—	—

Weighted average number of total common shares adjusted for the effect of dilution	237,552,706	238,074,806	239,142,707

In calculating diluted earnings per share, share options outstanding and other potential shares are taken into account where their impact is dilutive.

Outstanding stock options and employee stock ownership plan (J-ESOP), equivalent to 5,828,302 common shares as of December 31, 2017, were used in the calculation of diluted earnings per share for the year ended December 31, 2017, as they had a dilutive impact on profit per share from continuing operations.

Outstanding stock options, employee stock ownership plan (J-ESOP) and convertible bonds with stock acquisition rights, equivalent to 23,902,127 common shares as of December 31, 2018, were excluded from the potential common shares use in the calculation of diluted earnings per share for the year ended December 31, 2018, as they had an anti-dilutive impact on loss per share from continuing operations.

Outstanding stock options, employee stock ownership plan (J-ESOP) and convertible bonds with stock acquisition rights, equivalent to 27,669,979 common shares as of December 31, 2019, were excluded from the potential common shares use in the calculation of diluted earnings per share for the year ended December 31, 2019, as they had an anti-dilutive impact on loss per share from continuing operations.

The Company allotted 30,240 stock options to the Company’s directors (other than outside directors and part-time directors), 240 stock options to the Company’s outside directors, and 16,548 stock options to the Company’s employees (including executive officers) and its subsidiaries’ employees on July 29, 2019 as the allotment date. Upon exercise of those stock options, common shares of 4,702,800 will be newly issued.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

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

The Group limits its fund management to highly liquid and low risk investments, such as time deposits and other debt instruments. The Group raises funds mainly through the issuance of corporate bonds, and borrowings from financial institutions, including banks, with high credit ratings. The Group may enter into foreign exchange forward contracts to hedge foreign exchange risk. For the year ended December 31, 2019, the Group commenced derivative instruments investment for investment purpose.

(2)	Credit Risk

Credit risk is the risk of financial losses to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s receivables from customers and investments.

(a)	Maximum amounts of possible financial loss to the Group due to credit risk as of December 31, 2018 and 2019 are as follows:

	(In millions of yen)

	December 31, 2018	December 31, 2019
	Book value	Book value
Demand deposits(1)	256,965	217,333
Time deposits(1)	11,507	3,577
Loan receivables(2)(6)	593	1,378
Guarantee deposits(1)(3)	976	7,986
Trade and other receivables(2) (4)	37,644	42,680
Japanese government bonds(1)(3)	280	280
Corporate bonds and other debt instruments(1)	18,005	18,043
Office security deposits(1)(5)	9,162	9,624

Total	335,132	300,901

(1)	None of the assets was past due or impaired as of December 31, 2018 and 2019.
(2)

For receivables, the Group’s exposure to credit risk is influenced mainly by the individual characteristics of each customer. The Group regularly performs credit assessments on customers and counterparties considering their financial position and historical data in order to manage the credit risk.

The Group recorded provisions for estimated credit risk in respect of the loan receivables and trade and other receivables as of December 31, 2018 and 2019. The methodology used for estimating the expected credit loss differs depending on whether there have been significant increase in credit risk

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(2)	Credit Risk (continued)

(a)	Maximum amounts of possible financial loss to the Group due to credit risk as of December 31, 2018 and 2019 are as follows (continued):

since initial recognition per financial assets or per assets group. The Group measures the expected credit losses for the financial assets measured at amortized cost without any significant increase in credit risk at the amount equal to twelve-month expected credit losses. For the financial assets measured at amortized cost with a significant increase in credit risk, the Group measures the expected credit losses at the amount equal to the lifetime expected credit losses. The Group uses the probability that a default occurs calculated based on the historical default data of the corporate bond ratings in Japan to measure the twelve-month expected credit losses and the lifetime expected credit losses.

For the account receivables, the Group applied the simplified approach permitted by IFRS 9 that estimates the lifetime expected credit losses since the initial recognition. The expected credit loss of trade receivables is measured using the probability that a default may occur calculated based on the Group’s historical experiences on cash collection from trade receivables taking into account forward-looking information such as future economic conditions. When there has been a significant increase in credit risk, the Group measures the expected credit risk considering all reasonable and supportable information including that which is forward-looking.

(3)	Refer to Note 15 Financial Assets and Financial Liabilities for details of the financial instruments being deposited under the Japanese Payment Services Act.
(4)

The Group identifies concentrations of credit risk when a limited number of the Group’s counterparties that have similar characteristics or business activities, and thus are affected similarly by changes in economic or other conditions, account for a large portion of the entire trade and other receivables. The Group had significant concentrations of credit risk with two payment processing service providers, representing 23.6% and 23.5% of trade and other receivables as of December 31, 2018 and 2019, respectively.

(5)	The amount mainly consists of the office security deposits paid for the Group’s office lease agreements.
(6)	The Group conducted loan commitment for an associate as of December 31, 2018 and 2019.

The undrawn loan commitment as of December 31, 2018 and 2019 is as follows:

		(In millions of yen)

	December 31, 2018	December 31, 2019
Total amount of loan commitment	1,000	1,000
Outstanding balance of loan commitment	—	—

Undrawn loan commitment	1,000	1,000

(b)	Trade and other receivables

As of December 31, 2018 and 2019, the Group considers the probability of default upon initial recognition of asset when assessing whether there has been a significant increase in credit risk on an ongoing basis throughout each reporting period. To assess whether there is a significant increase in credit risk the Group compares the risk of a default occurring on the asset as at the reporting date with the risk of default as at the date of initial recognition. It considers available reasonable and supportive forwarding-looking information. Especially, the following indicators are incorporated:

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

Loss allowance for trade and other receivables as of December 31, 2018 and 2019 are calculated as follows:

	(In millions of yen)

	December 31, 2018
	Current	Within six months past due	Over six months past due	Over twelve months past due	Total
Expected credit loss rate(1)	0.0%	1.7%	30.4%	97.5%	1.2%
Trade and other receivables	35,182	2,386	176	367	38,111
Loss allowance	16	39	54	358	467

	(In millions of yen)

	December 31, 2019
	Current	Within six months past due	Over six months past due	Over twelve months past due	Total
Expected credit loss rate(1)	0.1%	1.7%	27.8%	85.6%	1.5%
Trade and other receivables	39,402	3,096	228	620	43,346
Loss allowance	20	52	63	531	666

(1)	The expected credit loss rate is calculated based on the historical loss rate for trade receivables and other receivables of one year.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(2)	Credit Risk (continued)

(b)	Trade and other receivables (continued)

Below is the movement in the loss allowance attributable to trade and other receivables. The balances for the trade and other receivables over six months past due are aggregated as the balance of these assets are not significant.

(In millions of yen)

Provisions
Loss allowance balance at January 1, 2018	492
Provision for the year	304
Reversal	(60)
Utilized	(171)
Deconsolidation	(102)
Translation	4

Loss allowance balance at January 1, 2019	467

Provision for the year	312
Reversal	(18)
Utilized	(95)
Translation	0

Loss allowance balance at December 31, 2019	666

Refer to Note 7 Trade and Other Receivables for more details on non-current trade and other receivables as of December 31, 2018 and 2019.

(c)	Financial assets measured at amortized cost and debt instruments measured at FVOCI

Most of the loss allowance relating to the financial assets at amortized cost and the debt instruments that are measured at FVOCI recognized during the years ended December 31, 2018 and 2019 are limited to the twelve-month expected credit loss. The management determines whether the debt instruments that are measured at FVOCI have low credit risk when at least one major rating organization rates them as “investment grade”. For any other investments, the management deems the investments to have low credit risk if the investments have low risk of default, and the issuers has a strong capacity to meet its contractual cash flow obligations in the near future.

As of December 31, 2018, financial assets measured at amortized cost consist of financial assets with low credit risk, such as time deposits and Japanese government bonds. The Group has not recognized the loss allowance for such financial assets.

As of December 31, 2019, financial assets measured at amortized cost mainly consist of financial assets with low credit risk, such as guarantee deposits, and loan receivable, and the Group recognized the loss allowance for the loan receivables of 72 million yen.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(2)	Credit Risk (continued)

(c)	Financial assets measured at amortized cost and debt instruments measured at FVOCI (continued)

Loss allowance for loan receivables are calculated as follows:

	(In millions of yen)

	December 31, 2019
	Current	Within six months past due	Total
Expected credit loss rate	4.2%	19.2%	5.0%
Loan receivables	1,379	71	1,450
Loss allowance	58	14	72

The Group recognized the loss allowance for debt instruments measured at FVOCI in the amount of 27 million yen and 28 million yen as of December 31, 2018 and 2019, respectively. A disclosure of the movement of loss allowance for the financial assets measured at amortized cost and debt instruments measured at FVOCI is omitted, as the amount of the expected loss for these financial assets is not significant.

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

The book values of financial liabilities based on the remaining maturities as of December 31, 2018 and 2019 are as follows: The amounts below include estimated interest from financial liabilities scheduled to be paid.

	(In millions of yen)

	December 31, 2018
	Book value	Contractual cash outflows	Less than one year	One to five years	After five years
Trade and other payables	35,210	35,210	34,985	225	—
Short-term borrowings(1)	23,000	23,019	23,019	—	—
Deposits received	13,653	13,653	13,653	—	—
Corporate bonds	142,132	146,320	—	73,160	73,160
Office security deposits received under sublease agreement	16	16	—	16	—
Put option liabilities	296	296	16	280	—

Total	214,307	218,514	71,673	73,681	73,160

	(In millions of yen)

	December 31, 2019
	Book value	Contractual cash outflows	Less than one year	One to five years	After five years
Trade and other payables	43,829	43,829	43,710	119	—
Short-term borrowings(1)	23,207	23,246	23,246	—	—
Deposits received	20,237	20,237	20,237	—	—
Corporate bonds	142,851	146,320	—	73,160	73,160
Lease liabilities	56,637	66,102	11,593	23,418	31,091
Office security deposits received under sublease agreement	16	16	—	16	—
Put option liabilities	224	224	—	224	—

Total	287,001	299,974	98,786	96,937	104,251

(1)	The Group had lines of credit with four banks for the years ended December 31, 2018 and 2019. The lines of credit available and the lines of credit used are as follows:

	(In millions of yen)

	December 31, 2018	December 31, 2019
Lines of credit available	23,680	43,680
Lines of credit used	23,000	23,100

Remainig lines of credit available	680	20,580

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(3)	Liquidity Risk (continued)

(b)	Financial assets

Private equity investment fund

As a limited partner of the private equity investment funds, the Group may be required at any time to contribute to the partnership its pro rata share of the aggregate amount to be contributed by all limited partners for such portfolio investment, up to the amount of its unfunded capital commitment (1,215 million yen and 30 million US dollars, equivalent of 3,349 million yen, as of December 31, 2018, and 710 million yen and 27 million US dollars, equivalent of 2,928 million yen, as of December 31, 2019) as of the day of the capital contribution call.

(4)	Market Risk

Market risk is the risk that changes in market prices which will affect the future cash flow or the value of the Group’s holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(a)	Exchange rate risk

The Group has exposure to currency risk on sales and purchase transactions denominated in currencies other than the functional currencies. The main currencies used for transactions of the Group are the Japanese yen (“JPY”), the Korean won (“KRW”), the Euro (“EUR”), the U.S. dollar (“USD”), the Thai baht (“THB”), the Singapore dollar (“SGD”) and the New Taiwan dollar (“TWD”).

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(4)	Market Risk (continued)

(a)	Exchange rate risk (continued)

The book values of major assets and liabilities denominated in currencies other than the functional currency as of December 31, 2018 and 2019 are as follows:

	(In millions)

	December 31, 2018
	Currency	Amount	Exchange rate	Yen equivalent
Assets:
Cash and cash equivalents	KRW	15,539	0.10	1,534
	USD	109	110.36	11,985
	JPY	337	1.00	337
Trade receivables	KRW	2,362	0.10	233
	USD	12	110.36	1,378
	THB	72	3.39	245
Financial instruments at amortized cost
Time deposit	KRW	7,100	0.10	701
Short-term loans	USD	11	110.36	1,260
Guarantee deposits	KRW	8,628	0.10	852
Office security deposits	KRW	7,250	0.10	716
Financial assets at fair value through profit or loss	USD	23	110.36	2,491
	TWD	88	3.61	319

	(In millions)

	December 31, 2019
	Currency	Amount	Exchange rate	Yen equivalent
Assets:
Cash and cash equivalents	KRW	24,893	0.09	2,341
	USD	93	108.87	10,155
	JPY	337	1.00	337
	EUR	3	122.00	380
Trade receivables and other receivables	KRW	21,102	0.09	1,984
	USD	16	108.87	1,693
	THB	62	3.64	227
Financial instruments at amortized cost
Time deposits	USD	5	108.87	545
Guarantee deposits	KRW	33,242	0.09	3,126
Office security deposits	KRW	5,541	0.09	521
Financial assets at fair value through profit or loss	USD	36	108.87	3,928
	TWD	95	3.62	343
	KRW	25,439	0.09	2,392
	THB	162	3.64	590
	SGD	3	80.73	233

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(4)	Market Risk (continued)

(a)	Exchange rate risk (continued)

	(In millions)

	December 31, 2018
	Currency	Amount	Exchange rate	Yen equivalent
Liabilities:
Trade and other payables	KRW	(44,026)	0.10	(4,345)
	USD	(11)	110.36	(1,229)
	TWD	(125)	3.61	(451)
	JPY	(256)	1.00	(256)
Put option liabilities	KRW	(2,296)	0.10	(227)

	(In millions)

	December 31, 2019
	Currency	Amount	Exchange rate	Yen equivalent
Liabilities:
Trade and other payables	KRW	(35,934)	0.09	(3,379)
	USD	(6)	108.87	(704)
	JPY	(202)	1.00	(202)
Put option liabilities	KRW	(2,410)	0.09	(227)
Lease liabilities	KRW	(23,219)	0.09	(2,183)

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(4)	Market Risk (continued)

(a)	Exchange rate risk (continued)

The effects on profit or loss before tax from continuing operations and shareholders’ equity as a result of exchange rate fluctuations as of December 31, 2018 and 2019 are as follows:

	(In millions of yen)

	December 31, 2018
	Shareholders’ equity		Profit or (loss) before tax
Currency	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
KRW	(14)	13	(27)	26
USD	584	(556)	794	(756)
THB	8	(8)	12	(12)
TWD	(6)	5	(7)	6
JPY	3	(3)	4	(4)

	(In millions of yen)

	December 31, 2019
	Shareholders’ equity		Profit or (loss) before tax
Currency	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%	Appreciation of functional currency by 5%	Depreciation of functional currency by 5%
KRW	170	(162)	239	(228)
USD	630	(600)	831	(791)
THB	28	(27)	41	(39)
TWD	12	(11)	17	(16)
JPY	6	(6)	7	(6)
EUR	15	(14)	19	(18)
SGD	8	(8)	12	(11)

The tables above demonstrate the sensitivity to a change in KRW, USD, THB, TWD, JPY, EUR and SGD assuming all other variables are constant.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(4)	Market Risk (continued)

(b)	Interest rate risk

Interest bearing financial assets and liabilities as of December 31, 2018 and 2019 are as follows:

			(In millions of yen)

	December 31, 2018		December 31, 2019
	Fixed rate	Variable rate	Fixed rate	Variable rate
Financial assets
Guarantee deposits	—	—	—	1,672
Japanese government bonds	280	—	280	—
Time deposits	11,507	—	3,577	—
Loan receivables	110	—	1,396	—
Corporate bonds and other debt instruments	18,005	—	18,043	—

Total financial assets	29,902	—	23,296	1,672

Financial liabilities
Short-term borrowings	—	23,000	94	23,100

Total financial liabilities	—	23,000	94	23,100

The Group has exposure to interest rate risk as it possesses financial assets and liabilities set out in the above. The analysis below was performed using balances of the outstanding financial liabilities set out in the above as of December 31, 2018 and 2019, as well as using balance of debt instrument as of December 31, 2018 and 2019, assuming such liabilities and assets were outstanding for the full fiscal year immediately before the respective dates, while holding all other variables constant. Potential effects on shareholders’ equity and profit or loss for one year from the reporting date as a result of a change in the interest rate are as follows.

	(In millions of yen)
	December 31, 2018
	Shareholders’ equity		Profit or (loss) before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
Interest expenses	(79)	16	(115)	23

	(In millions of yen)
	December 31, 2018
	Shareholders’ equity		Other comprehensive income/(loss)
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
Debt instruments	(145)	86	(212)	125

	(In millions of yen)
	December 31, 2019
	Shareholders’ equity		Profit or (loss) before tax
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
Interest expenses	(79)	17	(116)	25

LINE Corporation

Notes to Consolidated Financial Statements (continued)

25.	Financial Risk Management (continued)

(4)	Market Risk (continued)

(b)	Interest rate risk (continued)

	(In millions of yen)
	December 31, 2019
	Shareholders’ equity		Other comprehensive income/(loss)
	Increase of 50 basis points	Decrease of 50 basis points	Increase of 50 basis points	Decrease of 50 basis points
Debt instruments	(121)	69	(177)	100

(5)	Capital management

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

	(In millions of yen)

	December 31, 2018	December 31, 2019
Short-term borrowings	23,000	23,207
Corporate bonds	142,132	142,851
Lease liabilities	—	56,637

Total	165,132	222,695

Total shareholders’ equity	208,514	174,663

The Group is not subject to any externally imposed capital requirements.

26.	Fair Value Measurements

(1)	Fair value hierarchy

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

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)

(1)	Fair value hierarchy (continued)

Transfers between levels of the fair value hierarchy are recognized as if they have occurred at the beginning of the reporting period.

(2)	Fair value measurements by fair value hierarchy

Assets and liabilities measured at fair value on a recurring basis in the Consolidated Statements of Financial Position as of December 31, 2018 and 2019 are as follows:

	(In millions of yen)

December 31, 2018	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss	—	—	10,261	10,261
Financial assets at FVOCI
Equity instruments	791	—	6,505	7,296
Debt instruments	—	18,005	—	18,005

Total	791	18,005	16,766	35,562

Financial liability at fair value through profit or loss
Put option liabilities	—	—	296	296

Total	—	—	296	296

	(In millions of yen)
December 31, 2019	Level 1	Level 2	Level 3	Total
Financial asset at fair value through profit or loss	172	3,016	17,312	20,500
Financial assets at FVOCI
Equity instruments	6,750	—	2,898	9,648
Debt instruments	—	18,043	—	18,043

Total	6,922	21,059	20,210	48,191

Financial liability at fair value through profit or loss
Put option liabilities	—	—	224	224
Other	61	—	—	61

Total	61	—	224	285

Financial assets at FVOCI as of December 31, 2018 and 2019 are as follows:

	(In millions of yen)

	December 31, 2018	December 31, 2019
Marketable	791	6,751
Non-marketable(1)	6,505	2,897

Total	7,296	9,648

(1)

The fair value of non-marketable equity instruments measured at FVOCI are mainly consist of finance related business of 3,000 million yen, AI of 1,192 million yen, and other business such as advertising of

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)

(2)	Fair value measurements by fair value hierarchy (continued)

2,313 million yen as of December 31, 2018. The fair value of non-marketable equity instruments measured at FVOCI are mainly consist of AI of 801 million yen and other business such as advertising of 2,096 million yen.

The Group made irrevocable election to designate a financial asset measured at FVOCI at initial recognition for the investment that are aimed to mid to long-term strategy instead of held for trading.

The dividend income for the equity instruments measured at FVOCI is immaterial for the year ended December 31, 2018 and 2019.

The accumulated other comprehensive income for the equity instruments measured at FVOCI which derecognized are transferred to retained earnings in the amount of 2,230 million yen (profit) and 1,081 million yen (loss) for the year ended December 31, 2018 and 2019, respectively.

Assets and liabilities not measured at fair values in the Consolidated Statements of Financial Position, but for which fair values are disclosed as of December 31, 2018 and 2019 are as follows:

	(In millions of yen)

December 31, 2018	Level 1	Level 2	Level 3	Total
Financial assets at amortized cost
Corporate bonds and other debt instruments	—	288	—	288
Guarantee deposits	—	123	—	123
Office security deposits	—	9,050	—	9,050

Total	—	9,461	—	9,461

Financial liability at amortized cost
Office securities deposits received under sublease agreement	—	16	—	16
Corporate bonds	—	143,743	—	143,743

Total	—	143,759	—	143,759

	(In millions of yen)

December 31, 2019	Level 1	Level 2	Level 3	Total
Financial assets at amortized cost
Corporate bonds and other debt instruments	—	284	—	284
Guarantee deposits	—	57	—	57
Office security deposits	—	9,266	—	9,266
Others		100		100

Total	—	9,707	—	9,707

Financial liability at amortized cost
Office securities deposits received under sublease agreement	—	16	—	16
Corporate bonds	—	144,254	—	144,254

Total	—	144,270	—	144,270

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)

(2)	Fair value measurements by fair value hierarchy (continued)

There have been no transfers among Level 1, Level 2 and Level 3 during the years ended December 31, 2018 and 2019, except for the transfer from Level 3 to Level 1 as described in (3) below.

(3)	Reconciliations from the opening balance to the closing balance of financial instruments categorized within Level 3 are as follows:

	(In millions of yen)

	2018			2019
	Financial assets at fair value through profit or loss	Financial assets at FVOCI Equity instruments	Put option liabilities	Financial assets at fair value through profit or loss	Financial assets at FVOCI Equity instruments	Put option liabilities
Fair value at the beginning of the year	7,143	8,539	(486)	10,261	6,505	(296)
Total (loss)/gain for the year:
Included in profit or loss(1)	(553)	—	(74)	1,953	—	85
Included in other comprehensive income(2)	—	(1,916)	—	—	(224)	—

Comprehensive (loss)/income	(553)	(1,916)	(74)	1,953	(224)	85
Purchases	4,763	5,029	(16)	5,311	—	(28)
Sales and settlements(3)	—	(4,176)	—	—	(556)	—
Exercise of options	—	—	250	—	—	—
Decrease due to loss of control	(963)	(595)	26	—	—	—
Other	138	(110)	(3)	(216)	176	16
Transfer to Level 1(4)	—	—	—	—	(3,000)	—
Effect of exchange rate changes	(267)	(266)	7	3	(3)	(1)

Fair value at the end of the year	10,261	6,505	(296)	17,312	2,898	(224)

(1)	This amount is included in “Other non-operating income” or “Other non-operating expenses” in the Group’s Consolidated Statements of Profit or Loss.
(2)	This amount is included in “Net changes in fair value of equity instruments at FVOCI” in the Group’s Consolidated Statements of Comprehensive Income.
(3)

During the years ended December 31, 2018 and 2019, the Group sold financial assets at FVOCI. The cumulative gain on disposal amounted to 2,267 million yen and the cumulative loss on disposal amounted to 1,081 million yen, respectively.

(4)

During the year ended December 31, 2019, the issuing company of an equity instrument was listed on Tokyo Stock Exchange Mothers. Accordingly, such equity instrument was transferred from Level 3 to Level 1.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

26.	Fair Value Measurements (continued)

(4)	Valuation techniques and inputs

Assets and liabilities measured at fair value on a recurring basis in the Group’s Consolidated Statements of Financial Position

Financial assets at fair value through profit or loss

Financial assets at fair value through profit or loss categorized within Level 2 consists of investment trusts. The investment trusts are measured at fair value based on the price presented by the financial institutions as of December 31, 2019.

Financial assets at fair value through profit or loss within Level 3 mainly consist of private equity investment funds, preferred stock with conversion rights and redemption rights. As of December 31, 2018 and 2019, preferred stock with conversion right and redemption right of preferred stock were measured at fair value using mainly a binominal option pricing model. In addition, the private equity investment funds are measured at fair value based on the most recent available net asset value, and preferred stocks are measured at fair value based either on the valuation techniques such as the most recent transactions or on the discount cash flow model. Below is the quantitative information regarding the valuation technique and significant unobservable inputs used in measuring the fair value of financial assets at fair value through profit or loss categorized within Level 3, except for private equity investment funds:

Valuation technique	Significant unobservable input	2018	2019
Discount cash flow model	Discount rate	16.0%	14.9%
	Growth rate	2.0%	1.0%
Binomial option pricing model	Comparable listed companies’ average historical volatility	53.3%-54.0%	53.3%-54.0%
	Discount rate	2.0%-2.2%	1.4%-1.6%

A significant increase (decrease) in the growth rate would result in a higher (lower) fair value of the unlisted equity securities. On the other hand, a significant increase (decrease) in discount rate would result in a lower (higher) fair value of the unlisted equity securities.

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

Financial liabilities at fair value through profit or loss

The financial liabilities at fair value through profit or loss categorized within Level 3 consists of the put option liabilities that are options written on shares of subsidiaries, associates, and investments. Such put option liabilities are measured at fair value using mainly option pricing model or the Monte Carlo simulation. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain put option liabilities:

Valuation technique	Significant unobservable input	2018	2019
Option pricing model	Comparable listed companies’ average historical volatility	51.9%	—
	Discount rate	1.8%	—
Monte Carlo simulation	Comparable listed companies’ average historical volatility	43.1%	43.6%
	Discount rate	2.0%	1.7%

A significant increase (decrease) in the comparable listed companies’ average historical volatility would result in a higher (lower) fair value of the put option liabilities, while a significant increase (decrease) in the discount rate would result in a lower (higher) fair value of the put option liabilities.

Financial assets at fair value through other comprehensive income

Financial assets at FVOCI categorized within Level 2 consist of bonds. Such bonds are measured at fair value using discount cash flow model and using the observable input such as estimated yield rate when acquiring a similar debt instruments as of December 31, 2018 and 2019.

Financial assets at FVOCI within Level 3 mainly consist of unlisted equity securities. Such unlisted equity securities are measured mainly at fair value based on the valuation techniques such as the most recent transactions and market approach as of December 31, 2018 and 2019. Below is the quantitative information regarding the valuation techniques and significant unobservable inputs used in measuring the fair value of certain unlisted equity securities.

Valuation technique	Significant unobservable input	2018	2019
Market approach-market comparable companies	Revenue multiple	1.3-9.1	1.4-13.3
	Liquidity discount	30.0%	30.0%

A significant increase (decrease) in the revenue multiple would result in a higher (lower) fair value of the unlisted equity securities, while a significant increase (decrease) in the liquidity discount, would result in a lower (higher) fair value of the unlisted equity securities.

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

For the stock options granted during the years ended December 31, 2013, 2014, and 2015, each stock option represents the right to purchase 500 common shares at a fixed price for a defined period of time. For the stock options granted during the year ended December 31, 2017, each stock option represents the right to purchase 100 common shares at a fixed price for a defined period of time.

The exercise price of stock options per share that were granted during the years ended December 31, 2013 is 344 yen, whereas that of those options, which were granted during the years ended December 31, 2014 and 2015 is 1,320 yen per share. The exercise price of stock options per share, which were granted during the year ended December 31, 2017, is 4,206 yen.

During the year ended December 31, 2019, the Company has granted 47,028 of stock options equivalent to 4,702,800 of common shares. The exercise price of stock options per share, which were granted during the year ended December 31, 2019 was 3,500 yen per share.

The fair value of stock options granted during the years ended December 31, 2013, 2014, 2015, and 2017 is determined using the Black-Scholes model, and the fair value of stock options granted during the year ended December 31, 2019 is determined using the binomial option pricing model.

Stock options granted during the years ended December 31, 2013, 2014 and 2015 vested two years after the grant date and are exercisable for a period of eight years from the vesting date. Stock options granted during the year ended December 31, 2017 vest 25% of such stock options per year from the grant date and are exercisable from the vesting date until July 18, 2027.

Stock options granted during the year ended December 31, 2019 are exercisable from the vesting date until July 8, 2029, where 20%, 30% and 50% of the stock options will be vested after three years, four years and five years from the grant date, respectively.

Conditions for vesting and exercising the stock options granted during the years ended December 31, 2013, 2014, 2015 and 2017, as well as the 23rd series of stock acquisition rights (“the 23rd stock option”) and 24th series of stock acquisition rights (“the 24th stock option”) granted during December 31, 2019, require that those who received the allotment of stock options continue to be employed by the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(1)	Stock Option Plan (continued)

Conditions for vesting and exercising the 22nd series of stock acquisition rights (“the 22nd stock option”) granted during the year ended December 31, 2019 require that those who received the allotment of stock options continue to be directors of the Group from the grant date to the vesting date, and from the grant date to the exercise date, respectively, unless otherwise permitted by the board of directors. When the Company’s common stock price meets the requirements in (i) to (iii) below, the stock option holder may exercise his/her rights up to the number of units listed in the following items:

(i) If, on any day from the day exactly three years after the grant date until the day exactly six years after the grant date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (excluding the day on which no ordinary trading of the Company’s common shares is executed; the same applies to the items in this paragraph) exceeds 7,518 yen (the “Standard Stock Price”): 20% of the total number of the stock acquisition rights.

(ii) If, on any day from the day exactly four years after the grant date until the day exactly seven years after the grant date, the average closing price in ordinary trading of the company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price: 30% of the total number of the stock acquisition rights.

(iii) If, on any day from the day exactly five years after the grant date until the day exactly eight years after the grant date, the average closing price in ordinary trading of the Company’s common shares on the Tokyo Stock Exchange during the ten-business-day period immediately preceding that day (including the day itself) exceeds the Standard Stock Price: 50% of the number of the stock acquisition rights.

Refer to Note 4 Significant Accounting Judgment, Estimates and Assumptions (f) for more details on the valuation methodology of stock options, and the assumptions used in such valuation.

There were no cancellations or modifications to the awards in 2017, 2018 and 2019.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(1)	Stock Option Plan (continued)

i.	Movements during the years ended December 31, 2017, 2018 and 2019

The following table illustrates the number and weighted average exercise prices (“WAEP”) of, and movements in, outstanding stock options on a per-common-share basis during the year:

	2017
	Common Stock Options
	Number (shares)	WAEP (yen per share)
Outstanding at January 1	22,911,500	653
Granted during the year	2,386,000	4,206
Forfeited during the year	(7,000)	1,320
Exercised during the year(1)	(19,713,500)	583
Expired during the year	—	—

Outstanding at December 31	5,577,000	2,421

Exercisable at December 31	3,191,000	1,086

	2018
	Common Stock Options
	Number (shares)	WAEP (yen per share)
Outstanding at January 1	5,577,000	2,421
Granted during the year	—	—
Forfeited during the year(2)	(983,200)	4,178
Exercised during the year(1)	(855,500)	1,171
Expired during the year	—	—

Outstanding at December 31	3,738,300	2,245

Exercisable at December 31	2,701,400	1,492

	2019
	Common Stock Options
	Number (shares)	WAEP (yen per share)
Outstanding at January 1	3,738,300	2,245
Granted during the year	4,702,800	3,500
Forfeited during the year(2)	(152,300)	4,021
Exercised during the year(1)	(608,500)	942
Expired during the year	—	—

Outstanding at December 31	7,680,300	3,081

Exercisable at December 31	2,376,000	1,960

(1)	The weighted average share price at the date of exercise of these options during the years ended December 31, 2017, 2018 and 2019 were 4,580 yen, 4,245 yen and 3,975 yen, respectively.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(1)	Stock Option Plan (continued)

(2)	For the year ended December 31, 2018 and 2019, the number of forfeited stock options include 763,300 shares and 120,200 shares, respectively, of revocation due to waiver of rights.

ii.	The exercise price and the number of shares for options outstanding as of December 31, 2017, 2018 and 2019 are as follows:

		Number (Shares)
Grant dates	Exercise price (yen)	December 31, 2017	December 31, 2018	December 31, 2019
December 17, 2013	344	763,500	544,500	309,000
February 8, 2014	1,320	818,000	649,000	502,500
August 9, 2014	1,320	218,000	148,500	116,000
November 1, 2014	1,320	145,000	122,500	109,000
February 4, 2015	1,320	1,246,500	891,500	708,500
July 18, 2017	4,206	2,386,000	1,382,300	1,262,100
July 29, 2019	3,500	—	—	4,673,200

iii.	The weighted average remaining contractual life for the stock options outstanding as of December 31, 2017, 2018 and 2019 was 7.8 years, 6.6 years and 8.1 years, respectively.

iv.	The following tables list the inputs to the models used for deriving the fair value of the stock options granted for the years ended December 31, 2017, 2018 and 2019.

	Grant date	Grant date
	July 18, 2017	July 29, 2019
Dividend yield	0.0%	0.0%
Expected volatility	44.9-45.7%	36.6%
Risk-free interest rate	(0.04)-0.00%	(0.15)%
Expected life of stock options (years)	5.5-7	10
Exercise price (yen)	4,206	3,500
Fair value per common share at the grant date (yen)	3,840	3,500
Model used	Black-Scholes	Binomial option pricing model

During the year ended December 31, 2018, no stock options were granted.

The weighted average fair value of the stock options granted on July 29, 2019 was 1,287 yen on a per-common share basis.

The expected volatility was derived from the daily volatility of the share price over a period from the listing date of the Company to the grant date, and such volatility is assumed to be indicative of future trends, which may not necessarily be the actual outcome.

For the 24th stock option, effects of early exercise were incorporated into the fair value measurement based on the expected employee turnover (annual turnover rate 9.25%) as grantees are the employees of the Group.

The 22nd stock option was subject to the stock market condition, requiring that the average closing price during a certain period through the ordinary trading for the Company’s common shares should exceed the

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(1)	Stock Option Plan (continued)

Standard Stock Price. This stock market condition was incorporated into the fair value measurement of the stock option by using Monte-Carlo simulation along with the unit price of the stock option which was determined using the binominal option pricing model.

v.	The expenses recognized in connection with share-based payments during the years ended December 31, 2017, 2018 and 2019 are shown in the following table:

	(In millions of yen)

	2017	2018	2019
Total expenses arising from equity-settled share-based payment transactions	1,602	559	888

(2)	Equity-settled Employee Stock Ownership Plan (J-ESOP)

The Group has a Group policy, the Regulations on Stock Compensation, which regulates an incentive for the employees in line with the stock price movement and for the purpose of securing excellent human resources and their long-term success.

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 262,069 shares, 26,946 shares, 260,133 shares, 48,651 shares and 161,172 shares to the employees of the Group on July 18, 2017, January 1, 2018, July 20, 2018 January 23, 2019 and July 29, 2019, respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust grants the Company’s shares equivalent to the number of points, which the trust owns, to the employees of the Company and its domestic subsidiary.

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020 and the employees granted the points on July 20, 2018 are required to be employed by the Group until the vesting dates, which are set between April 1, 2019 and April 1, 2021. The employees granted the points on January 23, 2019 are required to be employed by the Group until the vesting dates, which are set between October 1, 2019 and October 1, 2021. The employees granted the points on July 29, 2019 are required to be employed by the Group until the vesting dates, which are set between April 1, 2020 and April 1, 2022.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(2)	Equity-settled Employee Stock Ownership Plan (J-ESOP) (continued)

i.	Movements during the years ended December 31, 2017, 2018 and 2019

The following table illustrates the movements in outstanding points during the years ended December 31, 2017, 2018 and 2019:

	J-ESOP (Equity-settled)
	Number of points(1)
	2017	2018	2019
Outstanding at January 1	—	251,302	445,401
Granted during the year	262,069	287,079	209,823
Forfeited during the year	(10,767)	(35,091)	(48,662)
Exercised during the year	—	(57,889)	(145,579)
Expired during the year	—	—	(392)

Outstanding at December 31	251,302	445,401	460,591

Exercisable at December 31	—	5,275	8,505

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the number of shares equivalent to the points. The weighted average remaining contractual life as of December 31, 2017, 2018 and 2019 was 1.5 years, 1.2 years and 0.9 year, respectively.

iii.

The fair value of the points issued on July 18, 2017, January 1, 2018 and July 20, 2018 were 3,840 yen, 4,865 yen and 5,130 yen, respectively, which were equivalent to the share price of the grant day. The fair value of the points issued on January 23, and July 29, 2019 were 3,905 yen and 3,500 yen, respectively, which were equivalent to the share price of the grant day.

iv.	The expenses recognized in connection with share-based payments during the years ended December 31, 2017, 2018 and 2019 are shown in the following table:

	(In millions of yen)

	2017	2018	2019
Total expenses arising from equity-settled share-based payment transactions	279	827	875

(3)	Cash-settled Employee Stock Ownership Plan (J-ESOP)

In accordance with the Regulations on Stock Compensation, the Group has granted points equivalent to 567,056 shares, 58,660 shares, 543,733 shares, 90,744 shares and 306,452 shares to the employees of the Group on July 18, 2017, on January 1, 2018, on July 20, 2018, January 23, 2019 and July 29, 2019, respectively. The points vest once the employees who received the points satisfy the conditions under the Regulations on the Stock Compensation. As the points vest, the trust sells the shares of the Company, which are equivalent to the number of points in the market and distributes the cash obtained from the transaction to the employees.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued)

(3)	Cash-settled Employee Stock Ownership Plan (J-ESOP) (continued)

Under the Regulations on Stock Compensation, the employees granted the points on July 18, 2017 are required to be employed by the Group until the vesting dates, which are set between April 1, 2018 and April 1, 2020. The employees granted the points on January 1, 2018 are required to be employed by the Group until the vesting dates, which are set between October 1, 2018 and October 1, 2020. The employees granted the points on July 20, 2018 are required to be employed by the Group until the vesting dates, which are set between April 1, 2019 and April 1, 2021. The employees granted the points on January 23, 2019 are required to be employed by the Group until the vesting dates, which are set between October 1, 2019 and October 1, 2021. The employees granted the points on July 29, 2019 are required to be employed by the Group until the vesting dates, which are set between April 1, 2020 and April 1, 2022.

i.	Movements during the years ended December 31, 2017, 2018 and 2019

The following table illustrates the movements in outstanding points during the years ended December 31, 2017, 2018 and 2019:

	J-ESOP (Cash-settled)
	Number of points(1)
	2017	2018	2019
Outstanding at January 1	—	533,502	890,624
Granted during the year	567,056	602,393	397,196
Forfeited during the year	(33,554)	(101,430)	(94,297)
Exercised during the year	—	(143,841)	(305,760)
Expired during the year	—	—	(176)

Outstanding at December 31	533,502	890,624	887,587

Exercisable at December 31,	—	2,373	3,840

(1)	One point is equal to one share.

ii.

The Group’s J-ESOP does not have an exercise price as the employees receive the amount of cash equivalent to the points. The weighted average remaining contractual life as of December 31, 2017, 2018 and 2019 was 1.5 years, 1.2 years and 0.9 year, respectively.

iii.

The fair value of the points granted on July 18, 2017 as of the grant date and the measurement date were the share price as of the grant date of 3,840 yen and the share price of December 31, 2017 of 4,595 yen, respectively. The fair value of the points granted on January 1, 2018 and July 20, 2018 as of the grant date were the share price of the grand date of 4,865 yen and 5,130 yen, respectively. The fair value as of the measurement date was the share price as of December 31, 2018 of 3,775 yen for all of the points granted on the aforementioned dates. The fair value of the points granted on January 23, 2019 and July 29, 2019 as of the grant date were the share price of the grand date of 3,905 yen and 3,500 yen, respectively. The fair value as of the measurement date was the share price as of December 31, 2019 of 5,350 yen for all of the points granted on the aforementioned dates.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

27.	Share-Based Payments (continued) (continued)

(3)	Cash-settled Employee Stock Ownership Plan (J-ESOP) (continued)

iv.	The expenses recognized in connection with share-based payments during the years ended December 31, 2017, 2018 and 2019 are shown in the following table:

	(In millions of yen)
	2017	2018	2019
Total expenses arising from cash-settled share-based payment transactions	805	1,142	2,486

v.

The Group has recognized current liabilities of 758 million yen and 1,849 million yen as of December 31, 2018 and 2019, respectively, and non-current liabilities of 669 million yen and 774 million yen as of December 31, 2018 and 2019, respectively.

vi.	The amount of the liabilities fixed as of December 31, 2018 and 2019 amounted to 12 million yen and 11 million yen, respectively.

28.	Related Party Transactions

Note 30 Principal Subsidiaries provides information about the Group’s structure, including details of the subsidiaries and the parent company. The following table provides the total amount of outstanding balances and related party transactions entered into during 2017, 2018 and 2019.

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

(4)

In May 2017, LINE Plus Corporation transferred its camera application business to Snow Corporation. In exchange for the transfer of the business, LINE Plus Corporation received 208,455 newly issued common shares of Snow Corporation, and the transaction amount represents the fair value of the newly issued common shares received on the transaction date. Refer to Note 20 Supplemental Cash Flow Information for further details.

(5)

Stock options, which had been issued with resolution at the meeting of board of directors on December 17, 2012 and January 30, 2015, have been exercised. The transaction amount includes the amount paid in by exercising stock options during the year ended December 31, 2017.

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

(1)

During the year ended December 31, 2018, the Group issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER, amounted to 37,494.5 million yen (Zero coupon convertible bonds due 2023) and 37,494.5 million yen (Zero coupon convertible bonds due 2025). The amount shown for the outstanding payable balance is the liability measured at amortized cost as of December 31, 2018 excluding the equity components. Refer to Note 15 Financial assets and financial liabilities for further detail.

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

(3)	This subsidiary of NAVER provided IT infrastructure services and related development services to the Group.
(4)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

28.	Related Party Transactions (continued)

(3)	Significant related party transactions and outstanding balances with related parties during the year ended December 31, 2019 are as follows:

			(In millions of yen)

Relationship	Name	Transaction	Transaction amount	Outstanding receivable/ (payable) balances(3)
Parent company	NAVER	Underwrite of convertible Bonds(1)	—	(72,114)
Parent company	NAVER	Advertising service(2)	694	192
Subsidiary of parent company	NAVER Business Platform Corp.	IT Infrastructure service and related development service	8,490	(937)

(1)

During the year ended December 31, 2018, the Group issued Euro-yen convertible bonds with stock acquisition rights through two of the separate third-party allotments to NAVER, amounted to 37,494.5 million yen (Zero coupon convertible bonds due 2023) and 37,494.5 million yen (Zero coupon convertible bonds due 2025). The amount shown for the outstanding payable balance is the liability measured at amortized cost as of December 31, 2019 excluding the equity components. Refer to Note 15 Financial assets and financial liabilities for further detail.

(2)

LINE Plus Corporation and NAVER entered into an agreement for exchange of services in which LINE Plus Corporation provides advertising services via the LINE platform and the right to use certain LINE characters in exchange for NAVER’s advertising services for LINE Plus via NAVER’s web portal. The Group generated advertising revenues of 694 million yen in connection with the advertising services provided to NAVER for the year ended December 31, 2019.

(3)	The receivable and payable amounts outstanding are unsecured and will be settled in cash.

(4)	The total compensation of key management personnel for the years ended December 31, 2017, 2018 and 2019 is as follows:

	(In millions of yen)

	2017	2018	2019
Salaries (including bonuses)	739	704	637
Share-based payments(1)	928	780	800
Other	—	43	55

Total	1,667	1,527	1,492

(1)	Refer to Note 27 Share-Based Payments for further details.

Key management personnel includes directors and corporate auditors of the Company.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

29.	Business Combinations

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

Transaction costs of 18 million yen have been expensed and are included in “Other operating expenses” in the Group’s Consolidated Statement of Profit or Loss.

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

Acquisition in 2018

There were no significant business combinations individually or in aggregate during the year ended December 31, 2018.

Acquisition in 2019

There were no significant business combinations individually or in aggregate during the year ended December 31, 2019.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Principal Subsidiaries

Information on subsidiaries

(1)	The Group has 66 consolidated subsidiaries. The significant subsidiaries of the Group include the following subsidiaries:

			Percentage of ownership
Name	Primary business activities	Country of incorporation	December 31, 2018	December 31, 2019
LINE Fukuoka Corp.	Management support	Japan	100.0%	100.0%
LINE Pay Corporation	Software development and mobile payment service	Japan	100.0%	100.0%
LINE GAME Global Gateway, L.P.(1)	Investment	Japan	100.0%	—
M.T.Burn Inc.(2)	Advertising platform business	Japan	50.5%	—
Gatebox Inc.(3)	IoT hologram technology development	Japan	51.0%	55.1%
LINE Financial Corporation	Financial related service	Japan	100.0%	100.0%
LVC Corporation(4)	Financial related service	Japan	100.0%	90.0%
LINE Part-Time Job, Ltd.(5)	Job posting service	Japan	60.0%	—
LINE Ventures Global Limited Liability Partnership	Investment	Japan	100.0%	100.0%
LINE Ventures Japan Limited Liability Partnership	Investment	Japan	100.0%	100.0%
LINE Digital Frontier Corporation	Manga related business	Japan	70.0%	70.0%
LINE Credit Corporation(6)	Lending related service	Japan	100.0%	51.0%
LINE Securities Corporation(7)	Security related business	Japan	100.0%	51.0%
LINE Plus Corporation	Global Marketing	Korea	100.0%	100.0%
LINE Friends Corporation	Character goods business	Korea	100.0%	100.0%
LINE C&I Corporation(8)	Investment	Korea	100.0%	—
NemusTech Co., Ltd.(9)	Software development	Korea	94.2%	100.0%
LINE Taiwan Limited	Mobile service	Taiwan	100.0%	100.0%
LINE Biz+ Taiwan Limited	Payment service	Taiwan	70.0%	70.0%
LINE Financial Taiwan Limited	Financial related service	Taiwan	100.0%	100.0%
LFG HOLDINGS LIMITED	Character goods business	Hong Kong (China)	100.0%	100.0%
LINE Financial Asia Corporation Limited	Financial related service	Hong Kong (China)	100.0%	100.0%
LINE Company (Thailand) Limited(10)	e-Commerce	Thailand	50.0%	50.0%
LINE SOUTHEAST ASIA CORP.PTE.LTD.	Software development and mobile payment service	Singapore	100.0%	100.0%
LINE MAN Corporation PTE.LTD(11)	Delivery service in Thailand	Singapore	—	100.0%
LINE Friends (Shanghai) Commercial Trade Co., Ltd	Character goods business	China	100.0%	100.0%
LINE VIETNAM JOINT STOCK COMPANY(12)	Portal site operation	Vietnam	98.8%	99.1%

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Principal Subsidiaries (continued)

Information on subsidiaries (continued)

(1)	LINE Game Global Gateway L.P. liquidated in February 2019.
(2)	M.T.Burn Inc. liquidated in November 2019.
(3)	The Group acquired additional interests of Gatebox Inc. in June 2019. As a result, the ownership of the Group to Gatebox Inc. increased from 51.0% to 55.1%.
(4)	As a result of capital injections by Nomura Holdings, Inc. executed in October 2019, the Group’s ownership in LVC Corporation decreased from 100.0% to 90.0%.
(5)	In August 2019, LINE Part-Time Job, Ltd. became a wholly-owned subsidiary as a result a merger with the Company in November 2019.
(6)

As a result of capital injections by Mizuho Bank, LINE Financial Corporation and Orient Corporation executed in May 2019, the Group’s ownership in LINE Credit Corporation decreased from 100.0% to 51.0%.

(7)

As a result of capital injections by LINE Financial Corporation and Nomura Holdings, Inc. executed in January 2019, the Group’s ownership in LINE Securities Corporation (renamed from LINE Securities Preparatory Corporation) decreased from 100.0% to 51.0% and became a specified subsidiary as its amount of share capital exceeded 10% of the Company’s share capital.

(8)	LINE C&I Corporation merged with LINE Plus Corporation, a subsidiary of the Company, in March 2019.
(9)	NemusTech Co.,Ltd. became a wholly owned subsidiary of the Group as a result of additional interests acquisition by LINE Plus Corporation, a subsidiary of the Company.
(10)

The Group’s ownership in LINE Company (Thailand) Limited is 50.0%, but it holds 90.9% of the voting rights. Accordingly, LINE Company (Thailand) Limited is included in the scope of consolidation for the Group’s consolidated financial statements.

(11)	The Group established LINE MAN Corporation PTE. LTD, a wholly-owned subsidiary, in September 2019.
(12)	As a result of the third-party allotment executed by LINE VIETNAM JOINT STOCK COMPANY, the ownership of the Group increased from 98.8% to 99.1%.

(2)

The summarized financial information for the subsidiaries which the Group recognizes significant non-controlling interest are as follows: The amounts disclosed for each subsidiary are before inter-company eliminations. There is no subsidiary which the Group recognizes significant non-controlling interest for the year ended December 31, 2019.

(In millions of yen)

M.T.Burn Inc.
December 31, 2018
Current assets	3,866
Non-current assets	174
Current liabilities	538
Non-current liabilities	42
Equity	3,460
Accumulated non-controlling interest	1,715

Proportionate share of non-controlling interest	49.5%

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Principal Subsidiaries (continued)

Information on subsidiaries (continued)

(2)

The summarized financial information for the subsidiaries which the Group recognizes significant non-controlling interest are as follows: The amounts disclosed for each subsidiary are before inter-company eliminations. There is no subsidiary which the Group recognizes significant non-controlling interest for the year ended December 31, 2019. (continued)

	(In millions of yen)

	M.T.Burn Inc.
	2017	2018
Revenue	3,921	3,186
Net profit for the year	1,338	1,416
Other comprehensive income	—	—

Total comprehensive income for the year	1,338	1,416

Profit attributable to non-controlling interest	661	703

Dividend paid to non-controlling interest	—	—

	(In millions of yen)

	M.T.Burn Inc.
	2017	2018
Cash flows from operating activities	1,224	1,989
Cash flows from investing activities	—	—
Cash flows from financing activities	(258)	—

Net increase in cash and cash equivalent	966	1,989

(In millions of yen)

Gatebox Inc.
December 31, 2018
Current assets	1,259
Non-current assets	353
Current liabilities	100
Non-current liabilities	2,046
Equity	(534)
Accumulated no-controlling interest	(261)

Proportionate share of non-controlling interest	49.0%

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Principal Subsidiaries (continued)

Information on subsidiaries (continued)

(2)

The summarized financial information for the subsidiaries which the Group recognizes significant non-controlling interest are as follows: The amounts disclosed for each subsidiary are before inter-company eliminations. (continued)

	(In millions of yen)

	Gatebox Inc.
	2017	2018
Revenue	0	95
Net loss for the year	(541)	(917)
Other comprehensive (loss)/income	—	—

Total comprehensive loss for the year	(541)	(917)

Loss attributable to non-controlling interest	(192)	(449)

Dividend paid to non-controlling interest	—	—

	(In millions of yen)

	Gatebox Inc.
	2017	2018
Cash flows from operating activities	(397)	(963)
Cash flows from investing activities	(79)	(10)
Cash flows from financing activities	(1)	1,934

Net (decrease)/increase in cash and cash equivalent	(477)	961

(In millions of yen)

LINE Company (Thailand) Limited
December 31, 2018
Current assets	5,221
Non-current assets	2,583
Current liabilities	7,313
Non-current liabilities	2,049
Equity	(1,558)
Accumulated no-controlling interest	1,023

Proportionate share of non-controlling interest(1)	50.0%

(1)	The non-controlling interest in LINE Company (Thailand) Limited is 50.0%, but it holds 9.1% of the voting rights.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

30.	Principal Subsidiaries (continued)

Information on subsidiaries (continued)

(2)

The summarized financial information for the subsidiaries which the Group recognizes significant non-controlling interest are as follows: The amounts disclosed for each subsidiary are before inter-company eliminations. (continued)

	(In millions of yen)

	LINE Company (Thailand) Limited
	2017	2018
Revenue	2,760	8,200
Net profit/(loss) for the year	357	(1,396)
Other comprehensive (loss)/income	(60)	22

Total comprehensive income/loss for the year	297	(1,374)

Profit/(loss) attributable to non-controlling interest	198	(816)

Dividend paid to non-controlling interest	—	—

	(In millions of yen)

	LINE Company (Thailand) Limited
	2017	2018
Cash flows from operating activities	1,842	1,712
Cash flows from investing activities	(430)	(1,709)
Cash flows from financing activities	—	—

Net increase in cash and cash equivalent	1,412	3

(3)	Ultimate parent company of the Group

The next senior and the ultimate parent company of the Group is NAVER, which is domiciled in Korea and listed on the Korean Stock Exchange.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Investments in Associates and Joint Ventures

(1)	Details of investments in the Group’s significant associates and joint ventures are as follows:

					(In millions of yen)

			December 31, 2018		December 31, 2019
	Primary business activities	Country of incorporation	Percentage of ownership	Carrying amount	Percentage of ownership	Carrying amount
Associates
PT. Bank KEB Hana Indonesia(1)	Banking	Indonesia	—	—	20.0%	15,734
LINE Games Corporation.	Game development and publishing	Korea	49.5%	18,438	49.5%	14,523
LINE Mobile Corporation(2)	Mobile virtual network operator	Japan	49.0%	5,637	40.0%	6,642
Snow Corporation(3)	Mobile app	Korea	34.0%	9,346	29.2%	5,317
K-Fund I	Investment	France	25.0%	2,670	25.0%	4,416
FOLIO Co., Ltd.	Online trading service	Japan	41.4%	5,126	41.4%	3,840
DEMAE-CAN Co., Ltd.(4)	Integrated delivery service	Japan	21.9%	3,838	21.7%	3,458
LINE MUSIC Corporation	Music distribution	Japan	36.7%	505	36.7%	—
Joint ventures
Kasikorn LINE Company Limited	Banking	Thailand	50.0%	302	50.0%	3,909
Drama & Company Co., Ltd.	Software Development	Korea	40.7%	2,574	40.6%	1,995
RABBIT-LINE PAY COMPANY LIMITED	Payment service	Thailand	33.3%	1,856	33.3%	1,561

(1)

In May 2019, the Group acquired 20.0% of PT. Bank KEB Hana Indonesia’s total number of outstanding shares in order to establish a business partnership in banking business. As the Group has significant influence, but not control over PT. Bank KEB Hana Indonesia, the investment is accounted for under the equity method.

(2)

In April 2019, LINE Mobile Corporation, a subsidiary of the Group, issued its new shares through a third-party allotment. As a result, the Group’s ownership interest in LINE Mobile Corporation decreased from 49.0% to 40.0%. As the Group still has significant influence on LINE Mobile Corporation, the investment is accounted for under the equity method.

(3)

In August 2019, Snow Corporation, an associate of the Group, issued new shares through a third-party allotment. As a result, the Group’s ownership interest in Snow Corporation decreased from 34.0% to 29.2%. As the Group still has significant influence on Snow Corporation, the investment is accounted for under the equity method.

(4)	In November 2019, DEMAE-CAN Co., Ltd. changed its name from Yume no Machi Souzou Iinkai Co., Ltd.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Investments in Associates and Joint Ventures (continued)

(2)	Financial information on the Group’s investment in the associates is summarized as follows:

	(In millions of yen)

	Snow Corporation
	December 31, 2018	December 31, 2019
Current assets	11,168	7,784
Non-current assets	15,119	14,055
Current liabilities	9,080	11,985
Non-current liabilities	2,482	3,974
Equity	14,725	5,880

Proportion of the Group’s ownership	34.0%	29.2%

Group’s share of equity	5,007	1,717

Goodwill and other adjustments(1)	4,339	3,600

Carrying amount of the interests	9,346	5,317

	Snow Corporation
	2017	2018	2019
Revenue	271	1,320	2,204
Loss for the year from continuing operations	(10,348)	(10,627)	(13,921)
Other comprehensive income/(loss) for the year, net of tax	131	(358)	(680)

Total comprehensive loss for the year, net of tax	(10,217)	(10,985)	(14,601)

Group’s share of loss for the year	(4,531)	(4,971)	(4,443)

	(In millions of yen)

	LINE Mobile Corporation
	December 31, 2018	December 31, 2019
Current assets	8,451	14,237
Non-current assets	818	2,373
Current liabilities	4,951	5,822
Non-current liabilities	232	1,624
Equity	4,086	9,164

Proportion of the Group’s ownership	49.0%	40.0%

Group’s share of equity	2,002	3,666

Goodwill and other adjustments(1)	3,635	2,976

Carrying amount of the interests	5,637	6,642

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Investments in Associates and Joint Ventures (continued)

(2)	Financial information on the Group’s investment in the associates is summarized as follows (continued):

	LINE Mobile Corporation
	Period from April 1, 2018 to December 31, 2018	2019
Revenue	6,545	13,142
Loss for the year from continuing operations	(5,490)	(6,585)
Other comprehensive income for the year, net of tax	—	—

Total comprehensive loss for the year, net of tax	(5,490)	(6,585)

Group’s share of loss for the year	(2,690)	(2,924)

	(In millions of yen)

	LINE Games Corporation
	December 31, 2018	December 31, 2019
Current assets	14,345	6,122
Non-current assets	6,172	8,709
Current liabilities	1,185	1,009
Non-current liabilities	1,419	2,213
Equity	17,913	11,609

Proportion of the Group’s ownership	49.5%	49.5%

Group’s share of equity	8,867	5,746

Goodwill and other adjustments(1)	9,571	8,777

Carrying amount of the interests	18,438	14,523

	LINE Games Corporation
	Period from November 26, 2018 to December 31, 2018	2019
Revenue	251	2,431
Loss for the year from continuing operations	(488)	(6,185)
Other comprehensive (loss)/income for the year, net of tax	(20)	78

Total comprehensive loss for the year, net of tax	(508)	(6,107)

Group’s share of loss for the year	(242)	(3,068)

(1)	Goodwill and other adjustments consists of adjustments such as goodwill and exchange difference arising from goodwill.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Investments in Associates and Joint Ventures (continued)

(3)	The aggregate amount of individually immaterial associates accounted for by the equity-method accounted investee is summarized as follows:

	(In millions of yen)

	December 31, 2018	December 31, 2019
Carrying amount of the interests	15,350	30,028

	2017	2018	2019
Loss for the year from continuing operations	(3,050)	(4,928)	(3,067)
Other comprehensive income for the year, net of tax	84	211	527

Total comprehensive loss for the year, net of tax	(2,966)	(4,717)	(2,540)

The Group had no contingent liabilities relating to its associates as of December 31, 2017, 2018 and 2019.

(4)	The aggregate amount of individually immaterial joint ventures accounted for by the equity-method accounted investee is summarized as follows:

	(In millions of yen)

	December 31, 2018	December 31, 2019
Carrying amount of the interests	5,150	7,683

	2017	2018	2019
Loss for the year from continuing operations	(2,211)	(3,708)	(3,535)
Other comprehensive income/(loss) for the year, net of tax	81	(35)	(106)

Total comprehensive loss for the year, net of tax	(2,130)	(3,743)	(3,641)

The Group had no contingent liabilities associated with the joint ventures as at December 31, 2018 and 2019. The Group had outstanding payment for capital commitments of 4,786 million yen and nil relating to the joint ventures as at December 31, 2018 and 2019, respectively. The Group’s joint ventures cannot distribute its profits without the unanimous consent from the parties of the joint arrangement.

(5)	Impairment of investments in associates and joint ventures

The Group assess investments in associates and joint ventures whether there is any indication that these investments may be impaired and performed impairment test for the investments for which the Group determined that the indications of impairment existed. The significant assessments of the impairment are as follows:

As of December 31, 2019, the Group determined that there were indications of impairment for the investments in LINE Games Corporation and Snow Corporation and the Group performed impairment tests on these investments by comparing the respective recoverable amounts with the carrying amounts. As a result, the Group did not recognize impairment losses as the recoverable amounts of both investments exceeded the carrying amounts of these investments.

The recoverable amounts are determined based on value in use calculated by applying pre-tax discount rates to the estimated future cash flows.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

31.	Investments in Associates and Joint Ventures (continued)

(5)	Impairment of investments in associates and joint ventures (continued)

The estimated future cash flows are established based on the financial budgets for a period of five years approved by the management of the associates. The estimated future cash flows represent management’s best estimate taken into account expected Monthly Active User (MAU), Daily Active User (DAU), Average Revenue Per User (ARPU) and marketing expenses determined based on historical experience, internal and external information. Cash flows beyond 5-year planning period were extrapolated using terminal growth rates.

The significant assumptions used in the value in use calculation are as follows:

December 31, 2019
Pre-tax discount rates
LINE Games Corporation	11.5%
Snow Corporation	14.3%
Terminal growth rates
LINE Games Corporation	1.0%
Snow Corporation	1.0%

The Group’s management believes that the impairment of investments in LINE Games Corporation and Snow Corporation is less likely to occur even if the expected future cash flows and assumptions such as pre-tax discount rate used for impairment test change within a reasonable range.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

32.	Subsequent Events

Issuance of stock warrant (Stock option) to directors (excluding the outside directors) of the Company

At the annual general meeting of shareholders held on March 26, 2020, and in compliance with Article 236, 238 and 239 of the Companies Act of Japan, the Company resolved to issue stock options (warrants) to directors of the Company (excluding the outside directors) and to delegate the board of directors to determine the subscription requirements. The details of the stock options are as follows:

Candidates and numbers of candidates	Four of the Company’s directors, excluding outside directors and non-executive directors

Class of share to be issued upon exercise of stock options	Common shares

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

Exercise period for stock options	The exercise period for stock options will be from the day exactly three years following the allotment date until the day exactly ten years after the allotment date.

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

Matters relating to transfer on acquisition of stock options	Transfer of stock options will be subject to approval by resolution of the Company’s board of directors.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

32.	Subsequent Events (continued)

Matters relating to substitute payment	—

Matters relating to granting of stock options in association with organizational restructuring	—

Other matters concerning stock options shall be determined at the meeting of the Company’s board of directors, which will be held after the general meeting of shareholders at March 26, 2020.

Issuance of stock warrant (Stock option) to outside directors of the Company

At the annual general meeting of shareholders held on March 26, 2020, and in compliance with Article 236, 238 and 239 of the Companies Act of Japan, the Company resolved to issue stock options (warrants) to outside directors of the Company to determine the subscription requirements. The details of the stock options are as follows:

Candidates and numbers of candidates	Three of the Company’s outside directors

Class of share to be issued upon exercise of stock options	Common shares

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

Exercise period for stock options	The exercise period for stock options will be from the day exactly three years following the allotment date until the day exactly ten years after the allotment date.

LINE Corporation

Notes to Consolidated Financial Statements (continued)

32.	Subsequent Events (continued)

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

Other matters concerning stock options shall be determined at the meeting of the Company’s board of directors, which will be held after the general meeting of shareholders at March 26, 2020.

Acquisition of shares of DEMAE-CAN, Ltd.

The Group resolved at the board of directors’ meeting held on March 26, 2020 to take on 20,548,000 of new shares issued by DEMAE-CAN, Ltd. (“DEMAE-CAN”) through a third-party allotment for 15,000 million yen, and entered into a capital alliance and partnership agreement with DEMAE-CAN. As a result of the acquisition of the shares, the Company’s proportion of voting rights will be higher than that as of December 31, 2019; however, the proportion of voting rights are not expected to exceed 50% after the transaction.