Form 20-F/A
period 2019-12-31
LINE Corp
filed 2020-06-29
CIK 1611820

As filed with the Securities and Exchange Commission on June 29, 2020

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

Satoshi Yano

Telephone: +81-3-4316-2050; E-mail: ir@linecorp.com; Facsimile: +81-3-4316-2131

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered
American Depositary Shares, each representing	LN	New York Stock Exchange, Inc.
one share of common stock

Common Stock*		New York Stock Exchange, Inc.*

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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report.  ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing.

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

EXPLANATORY NOTE

This Amendment No. 1 to Form 20-F (the “Form 20-F/A”) amends LINE Corporation’s Annual Report on Form 20-F for the year ended December 31, 2019, which was filed with the U.S. Securities and Exchange Commission on March 27, 2020 (the “Annual Report”).

We are filing this Form 20-F/A to include the financial statements and related notes of Snow Corporation as part of the Annual Report in compliance with Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (“Rule 3-09”). Rule 3-09 requires that separate financial statements for unconsolidated subsidiaries and investees accounted for by the equity method be included in a registrant’s Form 20-F when such entities are individually significant. We have determined that our equity method investment in Snow Corporation, which is not consolidated in our financial statements included in the Annual Report, was significant under Rule 3-09 for the years ended December 31, 2017 and December 31, 2018. This Form 20-F/A is, therefore, filed to supplement the Annual Report with the financial statements and related notes of Snow Corporation as of December 31, 2018 and December 31, 2019, and for the years ended December 31, 2017, December 31, 2018 and December 31, 2019 (collectively, the “Snow Corporation Financial Statements”), which are included in this Form 20-F/A as Exhibit 15.1. In accordance with Rule 3-09, only the Snow Corporation Financial Statements for the year ended December 31, 2017 and as of and for the year ended December 31, 2018 are required to be audited. The Snow Corporation Financial Statements as of and for the year ended December 31, 2019 are unaudited.

In addition, this Form 20-F/A amends the risk factor entitled “Investors holding less than a full ‘unit’ of shares will have limited rights as shareholders” under “Item 3.D. Risk Factors—Risks Related to Shares of our Common Stock and Our ADSs” in the Annual Report to delete the statement that holders of American Depositary Shares, each representing one share of our common stock (“ADSs”), are only permitted to surrender ADSs and withdraw underlying shares of our common stock constituting whole units of our common stock. The ADSs are not subject to such a restriction.

This Form 20-F/A does not reflect events occurring after the filing of the Annual Report and only updates the Annual Report as specifically set forth in this Form 20-F/A. No other updates, amendments or changes have been made to the Annual Report. The filing of this Form 20-F/A should not be understood to mean that any statements contained in the Annual Report, as amended by this Form 20-F/A, are true or complete as of any date subsequent to the original filing date of the Annual Report. Accordingly, this Form 20-F/A should be read in conjunction with the Annual Report.

PART I

Item 3.D.	Risk Factors

The following risk factor in Item 3.D. of LINE Corporation’s Annual Report on Form 20-F for the year ended December 31, 2019 is hereby amended and restated in its entirety as follows:

Investors holding less than a full “unit” of shares will have limited rights as shareholders.

Our articles of incorporation provide that 100 shares of our common stock constitute one “unit.” The Companies Act imposes significant restrictions and limitations on holders of shares of our common stock that do not constitute a whole unit. In general, holders of shares of our common stock constituting less than one unit do not have the right to vote with respect to those shares. For further discussion of the unit share system and its effect on the rights of our shareholders, see “Item 10.B. Memorandum and Articles of Association.”

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

Consolidated Financial Statements of Snow Corporation as of December  31, 2018 (audited) and December 31, 2019 (unaudited) and for the years ended December 31, 2017 (audited), December 31, 2018 (audited) and December 31, 2019 (unaudited).

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINE Corporation
(Registrant)

/s/ In Joon Hwang
Name: In Joon Hwang
Title: Chief Financial Officer

Date: June 29, 2020