Form 20-F/A
period 2019-12-31
LINE Corp
filed 2020-09-28
CIK 1611820

As filed with the Securities and Exchange Commission on September 28, 2020

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

EXPLANATORY NOTE

This Amendment No. 2 to Form 20-F (the “Form 20-F/A”) amends LINE Corporation’s Annual Report on Form 20-F for the year ended December 31, 2019, which was originally filed with the U.S. Securities and Exchange Commission on March 27, 2020, and which was amended on June 29, 2020 (the “Annual Report”).

We are filing this Form 20-F/A solely to include the financial statements and related notes of LINE MOBILE Corporation (“LINE MOBILE”) as part of the Annual Report in compliance with Rule 3-09 of Regulation S-X under the Securities Exchange Act of 1934, as amended (“Rule 3-09”). Rule 3-09 requires that separate financial statements for unconsolidated subsidiaries and investees accounted for by the equity method be included in a registrant’s Form 20-F when such entities are individually significant. We have determined that our equity method investment in LINE MOBILE, which is not consolidated in our financial statements included in the Annual Report, was significant under Rule 3-09 for the year ended December 31, 2018. This Form 20-F/A is, therefore, filed solely to supplement the Annual Report with the financial statements and related notes of LINE MOBILE as of March 31, 2019 and March 31, 2020, for the period from April 2, 2018 to March 31, 2019, and for the year ended March 31, 2020 (collectively, the “LINE MOBILE Financial Statements”), which are included in this Form 20-F/A as Exhibit 15.2. In accordance with Rule 3-09, only the LINE MOBILE Financial Statements as of March 31, 2019 and for the period from April 2, 2018 to March 31, 2019 are required to be audited. The LINE MOBILE Financial Statements as of and for the year ended March 31, 2020 are unaudited.

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

PART III

Item 17.	Financial Statements

Not applicable

Item 18.	Financial Statements

Item 18 of the Annual Report is amended and supplemented by including the LINE MOBILE Financial Statements as Exhibit 15.2 hereto.

Item 19.	Exhibits

Item 19 of the Annual Report is amended by the addition of the following exhibits:

12.1	—	Certification by the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
12.2	—	Certification by the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
13.1	—	Certification by the Principal Executive Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
13.2	—	Certification by the Principal Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
15.2	—	Financial Statements of LINE MOBILE as of March 31, 2019 (audited) and March 31, 2020 (unaudited), for the period from April 2, 2018 to March 31, 2019 (audited), and for the year ended March 31, 2020 (unaudited)

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

LINE Corporation
(Registrant)

/s/ In Joon Hwang
Name: In Joon Hwang
Title: Chief Financial Officer

Date: September 28, 2020

4